Form 20-F
period 1998-12-31
TRICOM SA
filed 1999-05-03
CIK 1052124

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM 20-F

     [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

     [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

     [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

                                  TRICOM, S.A.
             (Exact name of Registrant as specified in its charter)

                               Dominican Republic
                 (Jurisdiction of incorporation or organization)

         Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic
                    (Address of principal executives offices)

Securities registered pursuant to Section 12(b) of the Act.

                           American Depositary Shares
                 Class A Common Stock, par value RD$10 per share

Securities registered pursuant to Section 12(g) of the Act.

                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                   11-3/8% Senior Notes due September 1, 2004

At December 31, 1998, there were 5,700,000 shares of Class A Common Stock and 19,144,538 shares of Class B Stock issued and outstanding.


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                       Yes  X                        No
                           ---                          ---

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                       Item 17                     Item 18 X
                               ---                        ---

                                TABLE OF CONTENTS

                                                                           Page

GENERAL INTRODUCTION .........................................................1
                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS .............................................2
ITEM 2.  DESCRIPTION OF PROPERTY ............................................23
ITEM 3.  LEGAL PROCEEDINGS ..................................................23
ITEM 4.  CONTROL OF REGISTRANT ..............................................24
ITEM 5.  NATURE OF TRADING MARKET ...........................................26
ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
           HOLDERS ..........................................................26
ITEM 7.  TAXATION ...........................................................27
ITEM 8.  SELECTED FINANCIAL DATA ............................................28
ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATION .........................................31
ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .........43
ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT ...............................44
ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS .............................45
ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES .....45
ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS .....................45

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED .........................46

                                     PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES ....................................46
ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES .......................................................46

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS ...............................................47
ITEM 18. FINANCIAL STATEMENTS ...............................................47
ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS ..................................47

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS ..................................F-1

                              GENERAL INTRODUCTION

     Unless the context indicates otherwise, all references to (i) the "Company" or "TRICOM" refer to TRICOM, S.A. and its consolidated subsidiaries and their respective operations, and include TRICOM's predecessors, and (ii) "GFN" refers to GFN Corporation Ltd. and its direct and indirect subsidiaries, other than the Company and its subsidiaries, and include GFN's predecessors.


PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 2 of Notes to the audited consolidated financial statements of the Company at December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 (the "Consolidated Financial Statements"). Unless otherwise stated, Dominican peso amounts that appear in this Annual Report have been translated into United States dollars. As of December 31, 1997 and 1998, the rates used by the Company to translate Dominican peso denominated accounts at the year-end were RD$14.35 and RD$15.61; RD$14.25 and RD$15.17 as the average rate, respectively.

     In this Annual Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Annual Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on December 31, 1998 was RD$15.64 = US$1.00, the date of the most recent financial information included in this Annual Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On April 26, 1999, the Private Market Rate was RD$16.11 = US$1.00.


FORWARD-LOOKING STATEMENTS

     The statements contained in this Annual Report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS


OVERVIEW

     TRICOM is a full service telecommunications provider in the Dominican Republic, and has long distance operations in the United States. TRICOM commenced operations as a low-cost international long distance provider in 1992 and has since expanded to provide basic local service, national long distance, cellular, paging, Internet access and value-added services. The Company has developed a substantial presence in the international long distance market for the Dominican Republic and has constructed a cellular and paging network which covers approximately 80% of the country's population. In addition, TRICOM has been aggressively expanding its basic local phone service business since the fourth quarter of 1996. As a result of these efforts, the Company has achieved significant growth, with operating revenues increasing from US$1.9 million in 1992, to US$125.5 million in 1998.


INTERNATIONAL LONG DISTANCE SERVICES

     TRICOM is a leading participant in the large market for international long distance traffic between the Dominican Republic and the United States. The Company has operating agreements with all the major facilities-based international carriers responsible for international long distance traffic between the Dominican Republic and the United States, and also has agreements with numerous emerging carriers which account for an increasing share of the total traffic between the two countries. For 1998, the Company received 206.6 million minutes from international carriers and generated US$50.3 million in revenues from international traffic. In January 1997, the Company commenced operations of its subsidiary TRICOM USA, Inc., a Delaware corporation ("TRICOM USA"), which is a facilities-based international and resale carrier located in the United States. In 1998, TRICOM USA accounted for 53.2% of the total international minutes from the United States received by the Company. The Company believes that TRICOM USA will provide it with an important means for gaining additional market share of the international long distance traffic from the United States to the Dominican Republic.

     The Company sent 24.4 million minutes of international long distance traffic from the Dominican Republic in 1998, generating US$17.6 million in toll revenues. The Company operates a chain of owned or franchised public telephone centers and sells a prepaid calling card, the Efectiva Card, which allows customers to make international long distance calls. The Company receives the bulk of its international long distance toll revenues from its local service customers, users of the Efectiva Card, its public telephone centers and its large business customers. In the future, the Company expects that its local service customers will generate an increasing portion of these international long distance revenues, as well as additional long distance revenues for calls within the Dominican Republic.


DOMESTIC SERVICES

     Local Service. TRICOM provides local exchange services to residential and small business customers in select areas of Santo Domingo, Santiago and San Francisco de Macoris. These cities are the three largest in the Dominican Republic, comprising 43% of the total population of the country. At December 31, 1998, the Company had 80,616 local access lines in service, including 37,421 net local access lines installed during 1998. The Company currently uses copper or fiber wirelines to connect customers to its network. The Company is accelerating its penetration of the basic local service market by deploying a fixed digital cellular system, or wireless local loop ("WLL"). The WLL employs digital cellular technology that uses the Code Division Multiple Access ("CDMA") protocol and operates on the 1.9 GHz radio frequency band. The WLL will allow the Company to achieve faster line installation and to reach broader service areas than possible with a wireline network. The Company is currently market testing approximately 3,000 WLL lines in service around the Dominican Republic's capital city of Santo Domingo and expects to complete its wireless local loop deployment by the third quarter of 1999.

     Cellular. At December 31, 1998, the Company had 108,532 mobile cellular subscribers, representing approximately 52% of the subscribers for such service in the Dominican Republic according to information available to the Company. In August 1997, the Company initiated several programs to enhance cellular subscriber growth, including the introduction of the "Amigo" prepaid cellular card program and arrangements with major consumer electronics retailers to offer the Company's cellular service in conjunction with their sale of handsets. As a result, the Company's cellular subscriber base grew by 164% from 41,107 subscribers at September 31, 1997 to 108,532 subscribers at December 31, 1998.

     On April 26, 1999, the Company announced the launching of its "Millennium" PCS digital wireless service. The service will utilize CDMA technology enabling cellular customers in the Dominican Republic to enjoy higher sound clarity and call quality than available through analog wireless services. The announcement marked the completion of the first phase of TRICOM's PCS deployment, which will initially serve 80% of the nation's capital city of Santo Domingo, covering a population of approximately 2.5 million people. The second phase of the Company's digital mobile expansion program is scheduled to be completed by the end of the second quarter of 1999, expanding coverage to five additional cities and addressing a total population of over 4 million. The Company believes that these programs will be instrumental to the future growth of its cellular subscriber base.


PRINCIPAL SHAREHOLDERS

     TRICOM is controlled by GFN Corporation, Ltd. and Motorola, Inc. ("Motorola"). GFN, one of the Dominican Republic's largest holding companies with interests in media, banking, credit cards and insurance, beneficially owns 60% of the issued and outstanding shares of Class B Stock and Motorola beneficially owns 40% of the issued and outstanding shares of Class B Stock. In May 1998, TRICOM made its initial public offering in the United States of 5.7 million American Depositary Receipts representing an equal number of TRICOM's Class A Common Stock. The ADRs are listed on the New York Stock Exchange under the ticker symbol "TDR." Each share of Class B Stock entitles the holder thereof to cast ten votes while each share of Class A Common Stock entitles the holder thereof to cast one vote. At December 31, 1998, GFN owned 46.2% of the shares of Common Stock (58.3% of the total voting power), Motorola 30.8% (38.8% of the total voting power) and the public 23% (2.9% of the total voting power).


DOMINICAN TELECOMMUNICATIONS MARKET

     The Company believes that several factors make the Dominican Republic an attractive market for telecommunications services. These factors include:

     Potential for Growth of Domestic Services. The Company believes that there is substantial unmet demand for telephone service in the Dominican Republic as large segments of the Dominican population have limited access to such services. According to the International Telecommunications Union, or ITU, a specialized telecommunications agency of the United Nations, at December 31, 1996 there were approximately 8.3 telephone lines per 100 inhabitants in the Dominican Republic. As of December 31, 1998, the Company estimates that the rate of line penetration has increased to approximately 9.0 telephone lines per 100 inhabitants.

     High Volume of International Traffic. According to statistics compiled by the United States Federal Communications Commission (the "FCC"), the Dominican Republic received the fourteenth largest volume of international long distance traffic from the United States in 1997, the last year for which such information has been compiled. International long distance traffic between the Dominican Republic and the United States increased at an average annual rate of 10.8% between 1993 and 1997. The Company attributes the high volume of international traffic to the increasing number of Dominican expatriates living in the United States.

     New General Telecommunications Law and Rate Rebalancing. The Dominican Government has initiated a price liberalization process with the adoption of the new General Telecommunications Law No. 153-98 which became effective on August 1, 1998. This legislation has created an autonomous regulator and permits, rate rebalancing of first residential line tariffs, and adjustment of interconnection fees to reflect marginal costs. As a result of this legislation, international long distance carriers like TRICOM will no longer pay subsidies for the construction of local lines. On January 14, 1999, TRICOM announced price increases in residential monthly rent charges as well as measured service rates, effective January 1, 1999.

     Rapidly Growing Economy. The Dominican Republic is one of the fastest growing economies among the developing countries of the world with an average growth rate of nearly 6.4% and single-digit average inflation rates over the past five years. According to data published by the Central Bank, the Dominican Republic's GDP grew by 7.3%, 8.2% and 7.3% during 1996, 1997 and 1998, respectively. During those same years, the telecommunications sector grew by 16.3%, 19.2% and 20.6%, respectively, making it the fastest growing sector of the Dominican economy. In 1996 and 1998, the Dominican Republic recorded the highest GDP growth rate of the 33 countries that comprise the Latin American and Caribbean regions.


COMPANY STRATEGY

     The Company's strategic objectives are to (i) expand domestic services rapidly in order to take advantage of opportunities presented by significant unmet demand and (ii) continue to increase its share of the market for international long distance services. Key elements of the Company's strategy are as follows:

     Expand Local Network to Penetrate Underserved Markets. The Company targets middle and lower-middle class individual customers and small business in urban areas that currently have limited access to telephone services from their homes and places of business. The Company has expanded its local access line network to 80,616 local access lines at December 31, 1998, including 37,421 net local access lines installed during 1998. By deploying a WLL, the Company anticipates that it will be able to further accelerate its local service build-out program, installing approximately 45,000 local access lines in 1999.

     Use WLL to Accelerate Local Network Build-out. On August 18, 1998, the Company announced the signing of a US$52 million contract with Motorola as the infrastructure and equipment provider for a 150,000 line CDMA-WLL buildout. The WLL, which will use CDMA technology and operate on the 1.9 GHz radio frequency band, allows for widespread coverage and will enable the Company to utilize mass marketing techniques. The Company initially intends to establish cell sites covering large areas of Santo Domingo. The WLL will allow for more rapid installation of basic local service than by the extension of the Company's wireline network and increase the areas in which the Company can provide service. The WLL affords the Company greater flexibility because it is scalable, allowing for increases in service capacity as and where customer demand warrants. Furthermore, because the equipment for the WLL's base stations is modular, the Company may redeploy equipment as customer demand changes. The Company believes that the costs of maintaining the WLL will be lower than those of maintaining a wireline system. In the future, the Company will be able to offer fixed basic local and mobile cellular services employing a single telephone number. The Company is currently market testing approximately 3,000 WLL lines, in service around the Dominican Republic's capital city of Santo Domingo. The main objectives of the Company's trials are to test the functionality of the CDMA-WLL network. The Company expects to complete its wireless local loop deployment by the third quarter.

     Offer Service Packages to Enhance Customer Satisfaction and Company Revenues. TRICOM is the only telecommunications company in the Dominican Republic that offers customers the "bundling" of services which are invoiced on a single bill. The Company offers customers broad flexibility in assembling customized packages of services, which provide customers cost savings and enhanced control over their telephone spending. Specifically, customers may purchase a package of services for a preset monthly fee which combines local service, domestic and international long distance service and/or specialty features, and may specify, in advance, the number of minutes per month and destinations for each service included in the package. Customers are responsible for paying at regular rates for minutes exceeding the preset amount included in the package. TRICOM believes that by offering customized packages, customers will subscribe to a wider array of services than they would otherwise and, as a result, such packages increase the amount of revenues the Company receives per subscriber. The Company believes that providing customers with such budgeting capability increases consumer confidence and allows the Company to achieve increased service penetration, higher levels of customer satisfaction and lower incidence of delinquent payments.

     Capture Greater Share of International Long Distance Market Through TRICOM USA. TRICOM USA principally provides international carrier services to emerging carriers which account for an increasing share of international long distance traffic from the United States to the Dominican Republic. TRICOM USA provides emerging carriers with an alternative channel for sending international long distance traffic. The Company believes that this operational presence has enabled it to gain a greater share of the traffic from the United States to the Dominican Republic and to realize higher margins on such traffic than if the Company operated as a reseller. In July 1998, TRICOM installed its own state-of-the-art switching facility in the New York metropolitan area, a Northern Telecom DMS-250 Supernode, configured to handle more than 100,000 trunks. By having its own switching facilities, the Company believes it will be able to provide termination of international long distance traffic at very competitive rates to several countries in addition to the Dominican Republic, at the same time, enabling it to better serve its existing customer base as well as expand its service base throughout the United States.

     Capitalize on Brand Name Recognition. The Company believes that it has developed significant brand name recognition and that Dominican consumers have come to associate TRICOM with innovative pricing, reliable service, responsive customer service and accurate billing. TRICOM consistently emphasizes its brand name and reputation in its marketing programs. The Company plans to capitalize on this recognition as it extends its basic local phone service into new areas. Moreover, the more rapid regional coverage made possible by using the WLL will make more effective the use of mass media, including television, radio and newspapers, to promote the Company's brand name and local services.

     Leverage High Quality Network. The Company has built a fully integrated, completely digital local access system. As a result, TRICOM generally offers to its customers an array of value-added products and services such as Custom Local Access Signaling Services ("CLASS") that currently cannot be provided over large portions of the public switched network. The Company believes that its use of advanced technology has enhanced its reputation as a provider of innovative telecommunications services and products in the Dominican Republic.


OPERATIONS

     TRICOM has organized its operations into units which provide services to specific market segments or to other units within the Company. Two strategic business units provide services to domestic and international markets while two operational units provide company wide services to each of the strategic business units. The Residential and Business Unit provides a wide variety of services, including local service, domestic and outbound international long distance service and cellular and paging services. It also operates the Company's network of retail telephone centers and markets the Efectiva and Amigo prepaid calling cards. The International Unit manages the Company's arrangements and relationships with international long distance carriers and TRICOM USA's operations in the New York metropolitan area. The Engineering and Operations Network Unit designs, builds and maintains the Company's network. The Corporate Center provides financial strategic planning, human resources, management information and internal auditing and accounting services. Each business and operational unit is managed by a vice president who reports to the Office of the President.


RESIDENTIAL AND BUSINESS UNIT

     Basic Telephone Service to Residential Customers and Small- to Medium-Sized Businesses

     The Company has been pursuing a local access network expansion program and had 80,616 local access lines in service at December 31, 1998, including 37,421 net lines installed during 1998. All of the Company's basic telephone service customers have access to a range of CLASS features, including call forwarding, three-way calling, call waiting, and voice mail applications. Many of the CLASS features require connection to digital switches, and the Company currently is the only Dominican telecommunications provider with a completely digital local access network. In addition to local service, the Company provides direct-dialed, collect and operator-assisted international and domestic long distance services and Internet access to its residential and commercial customers.

     The Company offers customers broad flexibility in assembling customized packages of services, which offer customers cost savings and enhanced control over their consumption of telephone services. Customers may choose from a menu of services, including domestic and international long distance services, local service and CLASS features. Service packages also permit customers to preset their monthly bills based upon. For example, local service minutes as well as long distance minutes and specified destinations. Customers are responsible for paying for usage levels in excess of the preset package amounts, at regular per minute rates. The Company believes that providing customers with such budgeting capability increases consumer confidence with respect to use of telecommunications services, consequently allowing for increased service penetration, higher levels of customer satisfaction and lower incidence of delinquent payments.

     Furthermore, TRICOM offers bundling with other communication services such as cellular, pagers or Internet. A customer can receive a single invoice for local service, long distance and other services.

     Overview of WLL Project

     The Company is deploying a fixed cellular system, called a wireless local loop, or "WLL", in order to accelerate TRICOM's expansion into the domestic residential and commercial markets. On August 18, 1998, the Company announced the signing of Motorola as its WLL infrastructure provider. The four year, US$52 million contract provides for the installation of 150,000 wireless subscribers. The WLL will use CDMA technology, defined under the IS-95 standard and that operates on the 1.9 GHz radio frequency band, the same frequency used in the United States by PCS service providers. This system will deploy certain technology similar to that deployed by PCS providers in the United States. TRICOM anticipates that the WLL will enable the Company to accelerate its penetration of the local market in the Dominican Republic at a lower cost compared to the cost of deploying traditional copper wire lines. The Company believes that the WLL will enable it to provide telephony services to large areas, facilitating the use of mass marketing techniques to target under served markets. Based upon information published by the Central Bank, there are currently approximately 750,000 local access lines in service in the Dominican Republic, representing a penetration rate of approximately 9%.

     Although the initial build-out of the WLL was completed by the end of 1998, the service is currently being market tested and will be available on a limited basis during the first quarter of 1999. With the completion of the initial build-out phase, the WLL system will cover approximately 70% of the area of Santo Domingo, with a population of 2.5 million people, and will be capable of serving approximately 14,000 subscribers. The Company anticipates that the WLL will have capacity to connect approximately 36,000 wireless subscribers by the end of 1999. The second stage, covering five additional cities comprising a total population of approximately 1.5 million people, should be operational by the third quarter of 1999. The third and final stage of the project will be completed during 2000 and 2001 and will increase coverage to seven additional cities in the Dominican Republic while increasing capacity in the previously covered cities. Motorola will provide TRICOM with installation teams for each network component, staff training and network testing. Motorola also will provide the Company with dedicated, in-country technical support and maintenance and other services.

     The infrastructure of a WLL generally consists of digital switches, base station transmitters and receivers, and related equipment. Each customer will be connected to the WLL through a transceiver which will be installed inside or outside the customer's home. Transceivers will send and receive signals to and from the local radio base station using an integral omnidirectional antenna. The transceiver will be connected by a cable to a standard telephone jack in a customer's home that, in turn, connects to a customer's standard telephone. The transceiver is powered by the home's power supply, but it will also contain a battery that will allow operation to continue for up to 24 hours of standby supply and three hours of talk time in the event of a power outage. The CDMA technology uses codes to differentiate subscribers' phone conversations, allowing for the most efficient use of the radio spectrum while at the same time providing enhanced voice quality which is comparable to traditional copper wire systems. Among the benefits of this technology are its ability to offer ubiquitous coverage, rapid installation, a scalable network with redeployable equipment, reduced maintenance costs and mobility.

     The Company has installed 3,000 WLL lines around the Dominican Republic's capital city of Santo Domingo for market trials. These market trials are designed to test the functionality of the WLL network, measure customer satisfaction, identify services preferred by customers, as well as to revise the Company's internal business processes such as billing, rating and sales. Preliminary results of the testing and system optimization phase of the WLL deployment have been highly successful, as the Company has achieved a call completion rate of 97%. The market tests represent part of the first phase of the Company's WLL deployment, along with the expansion of coverage and capacity in the city of Santo Domingo, which included the installation of 18 cell sites, a EMX-5000 switch, and the installation of one Centralized Base Site Controller. The second phase of the Company's WLL deployment will include the installation of 33 additional cell sites for a total 51 sites, as well as the installation of an additional EMX-5000 switch in the city of Santiago designed to provide coverage for the country's northern region localities. The Company expects to complete it's the first phase of its wireless local loop deployment by the third quarter of 1999.

     The Company has identified certain risks attendant to its WLL project. Although the CDMA technology to be incorporated into the WLL is similar to certain technology deployed by PCS service providers in the United States, to date the technology has not been used extensively for a fixed local access system. In addition, the technology to be used for the WLL cannot perform certain data communications functions as well as conventional wire access lines. There can be no assurance that the CDMA technology will be applied successfully in the Dominican Republic, that the CDMA protocol will not become obsolete or subject to competition from other technologically superior wireless protocols that may be used by the incumbent local service provider in the future or that customers will accept the WLL as an alternative to wire access lines, particularly in view of its service limitations. No industry standard or uniform protocol currently exists for digital cellular equipment that operates on the
1.9 GHz radio frequency band, and generally the Company will not be able to use equipment supplied by vendors other than Motorola. Consequently, the Company will need to deploy equipment supplied by Motorola for the central switch and at the base stations.

     Cellular

     The Company has provided full domestic cellular services since November 1994. The Company's cellular network covers approximately 80% of the country's population. The Company currently offers an analog system to satisfy the demand of the Dominican cellular market, but, the Company intends to offer digital cellular service as part of its WLL strategy. The Company's mobile cellular system is an analog system which operates in the 800 MHz radio frequency range, and the Company holds licenses for a total of approximately 13 MHz of cellular frequency. Based upon information published by the Secretariat of Public Works and Communication and publicly available information, the Dominican Republic's telecommunications authority, there were approximately 210,000 mobile cellular subscribers in the Dominican Republic at December 31, 1998. At December 31, 1998, the Company had 108,532 mobile cellular subscribers, representing approximately 52% of the Dominican mobile cellular market.

     On April 26, 1999, the Company announced the launching of its "Millennium" PCS digital wireless service. The technology underlying the Company's PCS service is Code Division Multiple Access (CDMA IS-95), operating in the 1900 MHz frequency. This technology provides for added security and privacy compared with traditional analog systems, and it also offers greater capacity. Millennium customers will be able to receive all of the benefits related to a digital service, including digital messaging, caller ID and voicemail. In addition, TRICOM will offer a dual-band service, allowing customers to use their mobile phones nationwide over both digital and analog networks.

     The ITU and other industry sources estimate that the number of mobile cellular subscribers in the Dominican Republic will exceed 300,000 by the year 2000. The Company's mobile cellular subscriber base grew by 164% during 1998. The Company attributes a substantial portion of this growth to the introduction of TRICOM's prepaid cellular card, the Amigo card, in August 1997. At
December 31, 1998, Amigo represents 40% of the entire cellular market of the Dominican Republic and 78% of the cellular subscribers of the Company. The Amigo card program has expanded the Company's cellular customer base because it offers cellular service to individuals who would not otherwise qualify for such service under the Company's current credit policies and because it appeals to customers who prefer to budget their cellular telephone spending. The Company also has entered into arrangements with major consumer electronics retailers to offer the Company's cellular services in conjunction with their sale of handsets.

     The Company had an average monthly churn rate of 3.6% in 1998 compared to an average monthly churn rate of 3.9% in 1997. The Company calculates churn by dividing the number of subscribers disconnected during the year by the sum of subscribers at the beginning of each month during such year. The Company believes that its stringent credit policy, instituted during 1996, has reduced greatly the number of cellular and paging subscribers that are high credit risks and may contribute to churn rates remaining at the 1998 rate in the future. If the Company is not able to maintain its credit policies, or is not able to limit churn, this could have an adverse effect on its financial condition and results of operation.

     The Company's cellular services include value-added features, including call waiting, call forwarding, three-way calling, and voice mail.

     Until May 1996, the Company leased handsets, and as of December 31, 1998, approximately 15% of the Company's current subscribers continue to lease their handsets from the Company. Lease terms are for a minimum of one year. The Company has discontinued leasing handsets to new individual subscribers. As a result of its arrangements with major electronics retailers for the sale by them of handsets in conjunction with subscriptions for Company services, the Company sold handsets to less than 17% of its new subscribers in 1998. The Company does not subsidize or provide credit on the sale of cellular handsets.

     The Company applies a single rate structure for cellular services throughout the country and offers rate discounts based upon volume, off-peak and weekend calling. TRICOM also offers discount rates to customer-defined local and international calling circles. In each case, the calling circle is comprised of the five telephone numbers identified by a customer as those most frequently called by such customer.

     Paging

     The Company has provided paging services since April 1995. At December 31, 1998, the Company provided paging services to 28,873 subscribers, representing approximately 13% of the Dominican paging market according to market information available to the Company. Paging sales have experienced a reduction due to increased competition in the market. In addition, the Company believes that the success of its prepaid cellular program has contributed to the decline of its paging revenues because customers have replaced paging services with prepaid cellular services.

     The Company provides two basic types of pagers: numeric and alphanumeric display. Digital display pagers permit a caller to transmit to the subscriber a numeric message that may consist of a telephone number, an account number or coded information, and has the memory capability to store several numeric messages that can be recalled by the subscriber when desired. Alphanumeric display pagers allow subscribers to receive and store messages consisting of both numbers and text. The Company has implemented the FLEX protocol which allows for increased alphanumeric messages and improves operational efficiencies. At December 31, 1998, 52% of the Company's paging subscribers used alphanumeric pagers and 48% of such subscribers used numeric pagers. The Company's paging system currently covers approximately 80% of the country's population. The Company's paging system operates on the 900 MHz radio frequency band. The technology deployed also assures that a page will be transmitted within five seconds of its being keyed in 99% of the time and the system has a completion rate of 99.9%. The Company's paging technology also allows for the same message to be broadcast to as many as 15 pagers creating a group paging network.

     TRICOM sells paging equipment to its new customers, although it continues to lease such equipment to customers who had been activated prior to June 1996. The Company currently does not subsidize or provide credit on the sale of paging equipment.

     Major Business Accounts

     Within the Residential and Business Unit, a team of marketing professionals targets the 400 largest businesses in the Dominican Republic, including large multinationals, local business conglomerates and the largest hotels. The Dominican Republic's 400 largest businesses account for a significant share of the country's outbound long distance service market. These accounts generally require more sophisticated technology and demand more service and support. TRICOM also provides private network services for voice and data transmission, as well as frame relay, trucking systems and Internet access, and cellular and paging services to its large business customers.

     The Residential and Business Unit focuses on providing high quality products and services to large business accounts. Services typically required by such accounts include domestic and international long distance service, fax and dedicated and private network transmission, local service, paging and cellular services and equipment leasing. TRICOM has led the Dominican telecommunications market in the introduction of billing packages that provide detailed call reports with time-of-day, day-of-week and destination information as well as flexible billing discount programs which are similar to those found in the most competitive markets outside the Dominican Republic.

     TRICOM provides data communications at the local and national level through digital microwave facilities and internationally through leased lines. In 1995, the Company launched its high capacity wireless data network which provides service for the major commercial and urban areas of Santo Domingo, Santiago and other major secondary cities, as well as remote areas of the country which cater to tourism or have large agricultural businesses. The advantages of wireless communications services are, among other things, faster installation, greater flexibility in designing customer networks and enhanced security.

     The Company is an Internet service provider and provides direct local access to the Internet via dial-up and dedicated connections and, at December 31, 1998, provided such service to approximately 2,000 subscribers. The Company currently offers dial-up service at speeds of up to 56.0 kbps. The Company recently increased transmission capacity to provide larger bandwidths and improve the speed of Internet access.

     Equipment offered for sale by the Company includes fully integrated turnkey systems or system components. TRICOM is the exclusive distributor in the Dominican Republic for Mitel and Comdial, two leading manufacturers of private branch exchanges and key telephone systems. TRICOM also is a leading provider of computer telephony integration systems in the Dominican Republic.

     Public Telephony

     The Company has operated retail telephone centers since 1992. The Company initially depended upon retail telephone centers to generate outbound international traffic in order to receive inbound traffic under the terms of operating agreements with U.S. international carriers. As a result of changes in the arrangements with U.S. international carriers, the number of minutes received by U.S. international carriers no longer depends directly upon the number of minutes sent to such carriers. Consequently, the Company refocused its public telephony strategy by closing unprofitable retail telephone centers and concentrating on serving underserved areas.

     Telephone centers primarily provide access to high-quality, low-cost telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of such centers. Although the centers offer a wide range of telephone services, customers principally use them for long distance calls. Telephone centers accounted for approximately, 49%, 36% and 27% of the Company's total outbound international minutes during, 1996, 1997 and 1998, respectively.

     There are three types of public telephone centers: (i) centers operated by the Company ("Centers"), (ii) minicenters franchised by the Company to third parties ("Minicenters") and (iii) franchises that operate independently. At December 31, 1998, there were 12 Centers and 250 Minicenters located throughout the country, although most are located in urban areas and tourist centers. Centers offer a wider range of services than Minicenters. In addition to long distance services, the Centers offer fax, collect call service and power and cable television bill payment services and Internet connection. Centers are open from Monday to Saturday and operate between the hours of 8:00 A.M. and 8:00 P.M on week days, and from 9:00 A.M. to 1:00 P.M. on Saturdays. Minicenters are open during the regular business hours of the franchised establishments. Minicenters are placed in a wide range of small, high-traffic retail businesses, such as drugstores, convenience stores, bakeries, fast food eateries, ice cream shops and travel agencies.

     The Centers and Minicenters provide a distribution channel for the Company's new products and services. In May 1995, TRICOM introduced the Efectiva Card, the first prepaid calling card launched in the Dominican Republic, which allows the customer to make international long distance phone calls by dialing a four-digit network access code and a 14-digit identification number. The Efectiva Card can be used to make calls from any telephone in the Dominican Republic. The product is being distributed through wholesalers and retailers. The Company has four wholesale distributors currently operating which target smaller retailers totaling 3,840 points of sale for the Company's prepaid cards. In addition, the Company has distribution agreements with some of the country's biggest retailers which account for and additional 1,250 points of sale. The Efectiva Card also can be used in the United States and Puerto Rico.


INTERNATIONAL LONG DISTANCE

     Company revenues from international long distance calls are derived from two sources: (i) outbound calls made by TRICOM customers (included in "toll revenues") and (ii) amounts the Company receives from foreign international long distance carriers that connect calls to the Dominican Republic ("international revenues"). Operating agreements between the Company and international long distance carriers govern the second of these two revenue streams. Such agreements establish, among other things, the rate each party must pay to the other party to terminate its international and long distance calls in the other party's country. Each party is paid by the other for the minutes of a call that terminates in its country according to a wholesale rate which is known as the "settlement rate." The settlement rate is typically a percentage of a fixed end-to-end traffic routing rate, which is know as the "accounting rate."

     In the past, the Company derived the bulk of its outbound minutes from its retail telephone centers and business customers. With its local network expansion, the Company now has begun to generate the majority of its outbound minutes from its basic local service customers and pre-paid calling cards.

     The FCC has exerted pressure to lower settlement rates for international calls. On August 7, 1997, the FCC adopted an order that would require U.S. international carriers to enter into settlement rate arrangements at certain benchmark levels, based upon a country's income level, which in most cases would be significantly less than previously prevailing settlement rates. The order took effect on January 1, 1998. The order requires that the benchmark settlement rate for the Dominican Republic be implemented by January 1, 2001. The benchmark settlement rate for lower middle income countries, which the FCC has defined to include the Dominican Republic, is US$0.19 per minute, and the order requires that such rate be effective not later than January 1, 2001. The Dominican Republic currently has an effective termination rate below the US$0.19 per minute benchmark.

     U.S. carriers have substantially lowered the effective settlement rate by promoting volume discount arrangements. The Company has entered into agreements with most of its correspondent U.S. international carriers which obligate such carriers to deliver a minimum number of international long distance minutes to the Company in exchange for per-minute discounts if certain thresholds are met. Such volume discount agreements have had the effect of increasing the number of minutes used to calculate the Company's international revenues but decreasing the Company's per-minute revenue and profit margin on international long distance calls. As a result of declining settlement rates and volume-based discounts, the Company's average effective settlement rate declined from US$0.25 per minute at December 31, 1997 to US$0.21 per minute at December 31, 1998. The Company believes that competitive and regulatory pressures likely will continue to push settlement rates lower. Future decreases in settlement rates, without a corresponding increase in the Company's long distance traffic from the United States, would further reduce the Company's international revenues, adversely affect the profit margins that the Company realizes on such revenues, and could have a material adverse effect on the Company's business financial condition and results of operations.

     In 1997, TRICOM USA began to operate as a facilities-based and resale international carrier in the United States. TRICOM USA provides international carrier services principally to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. In July 1998, TRICOM USA installed its own switching facility in the New York metropolitan area. By having switching facilities in the United States, the Company has been able to provide to resellers an alternative channel for sending international long distance traffic. The Company believes that by operating its own switching facilities, TRICOM USA is able to provide services for resellers and capture more of the inbound international traffic from the United States. In addition, by controlling the origination and termination of international long distance traffic between the United States and the Dominican Republic, the Company believes that it will be able to send and receive such traffic on more favorable terms than with international carriers. Since the initiation of TRICOM USA's operations, the Company has derived a greater percentage of international revenues from resellers. During 1998, resellers originated 44% of the international long distance minutes from the

United States to the Dominican Republic received by the Company. Resellers are less well-established companies than major U.S. facilities-based carriers and, as a result, minutes delivered by them may fluctuate significantly.

     The Company derives a portion of its international revenues for terminating calls to information providers located in the Dominican Republic. Information providers offer information and entertainment services, including stock quotes, weather, sports results, horoscopes and adult entertainment. The Company does not terminate calls for adult entertainment services. The Company pays to an information provider a significant portion of the revenues received by the Company for terminating an international long distance call to the information provider. In addition, the Company requires that all advertising material be submitted to TRICOM for review and approval. The Company randomly monitors the messages provided by information providers for which it terminates calls to assure compliance with these guidelines. The number of international long distance minutes that the Company received from information providers declined from 11.7 million minutes in 1997 to 9.0 million in 1998. The Company anticipates that the minutes attributable to, and revenues received from, information providers will continue to decrease as accounting rates between the United States and the Dominican Republic decline.

     The following table sets forth the total number of minutes of traffic from the United States to the Dominican Republic ("U.S. Inbound Minutes") and from the Dominican Republic to the United States ("U.S. Outbound Minutes"), the number of such minutes, the percentage of U.S. Inbound Minutes and U.S. Outbound Minutes carried by TRICOM, and the ratio of U.S. Inbound Minutes to U.S. Outbound Minutes for the years 1994 to 1998.


                                                   YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------
                                            1994       1995      1996       1997  1998(1)
                                         ------------------------------------------------
                                         (IN MILLIONS, EXCEPT FOR PERCENTAGES AND RATIOS)
Total long distance minutes from U.S.
    to Dominican Republic ("Total U.S.
    Inbound Minutes").................      314.2     411.5      416.3      385.1    --

U.S. Inbound Minutes carried by TRICOM       33.7      36.7      103.9      131.6   208.0

Percentage of Total U.S. Inbound
    Minutes carried by TRICOM.........       10.7%      9.0%      25.0%      34.2%   --

Total long distance minutes from
    Dominican Republic to U.S. ("Total
    U.S. Outbound Minutes")...........       69.2      97.6      112.9      107.8    --

U.S. Outbound Minutes carried by TRICOM       9.5      13.3       16.5       16.9    22.0

Percentage of Total U.S. Outbound
    Minutes carried by TRICOM.........       13.7%     13.6%      14.6%      15.7%   --

Total U.S. Outbound Minutes...........   4.5 to 1  4.2 to 1   3.7 to 1   3.6 to 1    --



---------------
Sources: U.S. Federal Communications Commission; TRICOM.

     (1) At the date of the filing of this Annual Report, the FCC has not published international long distance traffic for the year ended December 31, 1998.


MARKETING AND SALES

RESIDENTIAL AND SMALL- TO MEDIUM-SIZED BUSINESS

     For basic telephone services, the Residential and Business Unit targets middle and lower-middle class individual customers in certain areas of Santo Domingo, Santiago and San Francisco de Macoris who currently have limited access to telephone services. Studies commissioned by the Company have indicated that Dominicans frequently use telephone services, particularly long distance services to call family members living in the United States. Many of these customers have relied upon retail telephone centers, including those operated by the Company, for their long distance needs. As the Company has extended the reach of its local telephone network, it has implemented marketing programs designed to convert customers who initially may have gained familiarity with TRICOM through its retail telephone centers into regular subscribers of its local telephone service. Because of the limited geographic extent of the Company's conventional local telephone network build-out, which has been targeted on a block-by-block basis to satisfy specific areas of unmet demand, the Company has relied primarily on door-to-door sales to market its local telephone services. With the deployment of the WLL, the Company expects to modify its marketing programs to take advantage of mass media to promote its local telephone services. The Company believes that this will reduce its marketing and sales expenses as a percentage of local telephone service revenue and enable it to reach a wider base of potential customers with its advertising.

     The Company's advertising and promotional materials emphasize that TRICOM is a full-service provider of local and long distance services and that customers can realize significant savings from the packaging of services. TRICOM uses targeted marketing programs, concentrating on those areas of urban centers where it currently provides services and employs marketing techniques often used to promote consumer products, including television, radio and newspaper advertising, door-to-door sales for basic local service and the use of credit card lists and other databases to identify and contact potential users of cellular and paging services. The Company distributes gifts to potential and new subscribers, including prepaid calling cards, bonus coupons and other promotional goods bearing the Company's logo. Other means of advertising include billboards, block parties and telemarketing.

     TRICOM primarily has relied upon direct sales and database marketing techniques to attract its cellular subscribers. TRICOM sells cellular services from three commercial centers in Santo Domingo, one commercial center in Santiago and one commercial center in San Francisco de Macoris. Through direct sales, the Company also aggressively pursues additional corporate and commercial accounts which have accounted for as much as 16% of usage but represented only 9% of the cellular subscriber base. The Company also has entered into arrangements with major consumer electronics retailers to offer the Company's cellular services in conjunction with their sale of handsets.

     The Company uses advertising in newspapers, specialized magazines and on the radio and television to promote its paging services. TRICOM's paging services are generally sold at a premium over Codetel's, and the Company believes that its subscribers generally are first-time users. TRICOM's marketing emphasizes that customers can be connected to its paging network almost immediately. Paging services are sold primarily through the Company's commercial offices.

MAJOR BUSINESS ACCOUNTS

     The Company's corporate sales and marketing approach to large business customers is to offer comprehensive telecommunications solutions for each corporate customer's needs. The Company's sales staff works with each customer to gain a better understanding of that customer's operations and to develop application-specific solutions that are appropriate for each customer. Sales account executives are trained professionals, many of whom have engineering backgrounds, and are supported by product development and customer service teams. The product development team, in turn, is supported by the engineering staff of the Company, which is responsible for overall network architecture design. Account executives present to customers detailed analyses of their telecommunications needs, together with comprehensive service proposals and pricing information. The Company believes that this approach is attractive because it allows customers to control costs. Billing for all corporate accounts includes call detail (including time-of-day, day-of-week and destination information), competitive cost comparisons as well as other management reports which are provided to each customer on a monthly basis.

     TRICOM currently services approximately 337 large-business accounts. The Company's corporate accounts are concentrated in Santo Domingo, where multinational, financial, commercial and industrial companies principally are located. The Company has expanded its marketing efforts to the Cibao region where the country's second largest city, Santiago, is located. A marketing director for the Residential and Business Unit markets the Company's services from TRICOM's Santiago commercial center.

PUBLIC TELEPHONY

     TRICOM promotes its Centers by distributing fliers, coupons and other promotional goods and by advertising on television, radio and in print media. Company advertising emphasizes the accuracy and reliability of its billing as well as the convenience and ambiance of facilities. The Company also attempts to attract customers by selling at its Centers retail items such as magazines, candy, soft drinks and tickets to major music and sporting events.

MARKETING AND SALES STAFF

     The marketing and sales staff of the Residential and Business Unit consists of the business unit head, a sales Vice-president, marketing Vice-president, a customer service director, eight account executives and support personnel. The Company's corporate sales staff contacts corporate accounts through several methods, including visiting potential customers, hosting telecommunications conferences, obtaining customer referrals and sponsoring industry specific meetings. Account executives have the authority to price and sell services to new and existing customers within set parameters. The head of the Residential and Business Unit must approve deviations from such parameters. TRICOM has designed its pay structure for its corporate sales staff to encourage the maintenance of long-term relationships with customers. Commissions are generally based upon a number of factors, including revenues from the services sold, collection efforts made and the types of services provided. To encourage continuity and growth of corporate accounts, account executives receive a residual commission from their existing accounts on an ongoing basis.


BILLING AND CREDIT POLICIES

     TRICOM has developed an integrated billing system for local, long distance, cellular, paging and value-added services. The integrated billing system enables customers to obtain a single bill, providing detailed information about charges for all services rendered. Subscribers also can call into the system and obtain account and statement information. Cash payments may be made at walk-in commercial offices, centers and affiliated bank branches, or funds may be debited from credit cards or bank accounts. An automated voice system is used to alert all customers if they have overdue bills.

     Since January 1999, individuals subscribing for basic telephone service are required to pay an installation fee of up to RD$2,800 (US$179) in cash. If the customer chooses to pay the installation fee in installments, he must pay an additional fee depending on the financing, which can be one of the following options: over three months RD$800 (US$51) per month; over six months RD$420 (US$27) per month; over nine months RD$290 (US$19) per month; and over twelve months RD$230 (US$15) per month. The Company believes that the higher installation fee is a sufficient threshold for screening subscribers for basic telephone service. Each residential basic telephone service subscriber has a credit limit of approximately US$700. The Company contacts any customer exceeding this credit limit and requests that such customer pays all or part of the outstanding bill.

     The Company requires all individuals wishing to subscribe for cellular services to own a credit card or prepay either by using the Amigo card or making a deposit through the Cellflex prepayment program. Each cellular service subscriber is assigned a credit limit, which varies depending upon the individual's monthly usage and payment history. All new subscribers for the Company's paging services must prepay for such services.

     Since 1996, the Company has suspended service for all individual basic telephone service subscribers if payment is not received within 45 days after a bill is issued and will be terminated 45 days after the suspension date. Cellular and paging services are suspended when the prepayment balance is exhausted or when a customer's credit limit is reached. Customers must pay RD$170 (US$11) to reinitiate service after suspension. Customers must pay RD$65 (US$4) and RD$1,000 (US$64) for wireline services, RD$585 (US$37) paging services and RD$400 (US$26) Internet services to reinstate service after termination. Cellular subscribers whose service has been terminated may reconnect only by purchasing an Amigo prepaid card, and customers must pay RD$700 (US$45) to obtain Cellflex services.

     There can be no assurance that the Company's efforts to minimize consumer credit risks will be successful as the Company expands its services, particularly because the Company anticipates that most of its growth over the next several years will be from providing basic telephone service to customers from the middle and lower-middle socioeconomic classes. Moreover, efforts to minimize credit risks may adversely affect the Company's efforts to expand.

CUSTOMER SERVICE

     The Company provides customer service through one central service center and twelve commercial offices. Customers may subscribe for telephone services, pay and obtain information about monthly bills and inquire about billing adjustments at such offices. To enhance customer service, customer representatives use computer terminals which are linked to the Company's central billing and service order system, enabling them to handle expeditiously both billing complaints and service inquiries. The central service center and the commercial offices are open six days a week and operate between the hours of 8:00 A.M. and 8:00 P.M. during weekdays and between the hours of 9:00 A.M. and 1:00 P.M on Saturday. In addition, the Company has established service centers in the country's largest supermarket chain, Supermercado Nacional, offering customers the benefit of extended schedule from 8 A.M. through 10 P.M. during weekdays and Saturday and form 8 A.M. to 2 P.M. on Sunday. Orders for new subscriptions are only accepted at commercial offices and at service centers. The Company provides a 24-hour interactive voice response service through which customers can register complaints and make billing inquiries.

     TRICOM seeks to provide installation and repair services to its customers on par with such services provided by the best telecommunications companies throughout the world. In order to achieve this goal, the Company has established service benchmarks for, among other things, network availability, installation and repair intervals.

     The customer service department gathers information from customers, which is then used by the Company to tailor its products and services to meet customer needs. TRICOM contacts customers shortly after initial installation to address any service concerns or problems that they may have. The Company regularly surveys its customers to determine their satisfaction with the services provided by TRICOM and to improve services based upon the explanations offered by customers who cancel their services. Furthermore, the Company has a customer retention department that works to determine the reasons for customer churn and also to develop appropriate retention strategies to target this segment.


MANAGEMENT INFORMATION SYSTEMS

     The Company's management information systems are designed to provide two principal functions. First, the Company must generate accurate information in real time, which employees at all levels of the organization can readily access, particularly those employees who deal directly with customers. Second, customers must be able to access directly pertinent information from TRICOM's computer network. The Company has designed a fully integrated, open architecture computer network with a view to providing these functions. The Company's billing system runs on two IBM AS/400 servers, while seven HP-9000 servers form the backbone of the Company's Customer Care, Service Provisioning and Financial applications.

     TRICOM is migrating toward Oracle as its common database and software application development tool set. The Company uses Oracle Financials for accounts payable, general ledger, purchase orders, inventory control and fixed asset accounting.

     The Company has developed an integrated billing system that runs on the IBM AS/400 platform. The Company's billing system rates calls in one-second increments for calls made from the Company's retail telephone centers, six-second increments for calls made with its prepaid calling cards and one-minute increments for calls made from local access lines and cellular telephones. The Company believes that one-second billing, which is marketed as "TRICOMETRO, " differentiates its retail telephone centers from those of its competition. The billing system also enables the Company to rate calls according to each customer's specific service package, thus permitting the Company to offer tailored packages.

     Customers can access information over the telephone through "FONOCOM," an interactive voice response system that enables customers to consult their most recent calls and account balances. Customers may also request a copy of their bill, which is then delivered to them via facsimile transmission.

NETWORK INFRASTRUCTURE

     TRICOM invested over US$300.0 million from 1992 through 1998 to develop a network infrastructure that is completely digitalized, except for portions of its cellular network. Digital technology is more reliable and provides a higher quality service than analog technology. In addition to basic service, the digital network allows the Company to provide a wide range of value-added services at a minimal increase in cost, including cellular voice mail, automatic facsimile delivery service, Internet access and prepaid calling cards. Service providers that use analog technologies are unable to provide these additional services, or must incur greater costs to do so.

     Although TRICOM has built its own network infrastructure, the Company is dependent on connections to other carriers' networks in order to provide a full range of telecommunications services. TRICOM must interconnect with the country's principal local exchange network owned by Codetel in order to provide local and domestic long distance telephone services.

BASIC TELEPHONE SERVICES

     The Company's central office switch in the Dominican Republic is a Northern Telecom DMS-300 Supernode, which forms the core of TRICOM's digital network. This international gateway switch has capacity of more than 4,300 digital trunk lines and possesses special features like ultra-high-speed, port-to-port message switching that enables the device to handle 240,000 messages per second. In addition, the switch's time-of-day capability allows the Company to distribute efficiently its telecommunications traffic and provide, as a result, more competitive pricing. The DMS-250 Supernode switch also provides statistical call distribution information, which allows the Company to control its proportionate flow of traffic. Without such capabilities, the Company would have to conduct these monitoring tasks manually, which would be much more time-consuming and costly. The switch also possesses CCS-7 capability, which enables the Company to use one common channel for signaling purposes, optimizing the channels available for voice transmission. Without CCS-7 capability, a network must use each of its channels to signal the origination and termination for each call, which often results in uncompleted calls and poor circuit utilization. This process, which is not revenue-producing, generally requires a telecommunications network to lose approximately 30% of its capacity.

     Three Northern Telecom DMS-100 Supenode switches, one DMS-500, one DMS-1O switch, 39 remote switches and 31 digital loop carriers form the Company's local access and switching platform. Each of the DMS-100 switches has a distributed processing architecture, can handle remote equipment, and is capable of supporting up to 90,000 customers. All of the Company's Northern Telecom switches are equipped with SS7 signaling capability and enable the Company to offer CLASS features, including caller identification, three-way calling and automatic recall.

     The Company uses digital loop carrier ("DLC") technology and fiber rings to connect to local access lines. The Company's central office switches are connected by fiber optic cable to various DLCs located throughout the three largest cities in the Dominican Republic. The DLCs can be located up to 160 kilometers away from the central office switch. The DLCs are small in size and can be easily installed at relatively low cost. These DLCS, in turn, carry telecommunications traffic by copper or fiber lines to the customer. All these activities are remotely monitored by the management system, located at the central office. Without the use of the DLCS, the Company would have to maintain various central office switches, which would require it to incur substantial additional costs, including purchasing land, obtaining the necessary rights-of-way and hiring additional personnel to run these offices.

     By purchasing and leasing international traffic capacity from various systems, TRICOM has numerous options for routing its international traffic and is fully connected to the international network. TRICOM has an 11-meter Vertex satellite earth station which connects to the PanAmSat satellite system and a 15-meter standard A INTELSAT earth station which connects to the INTELSAT satellite system serving the Atlantic region. The use of these satellite facilities allows TRICOM to route international traffic between the Dominican Republic and most other countries in the world. In addition, TRICOM has purchased capacity in various international submarine fiber optic cables that have been built to send and receive international traffic to various countries. These submarine cables include Americas I, Columbus II, TAINO CARIB and Antilles 1, which directly provide, or connect with other cables that provide, service to Latin America, the Caribbean and Europe. The Company owns 22% of the

Antillas 1 submarine cable, which connects the Dominican Republic to the United States via Americas I and Columbus II. Maya I Arcos I , Columbus III and Americas II cable will be operational during 1999.

     TRICOM transmits its domestic traffic through a fully redundant digital microwave backbone system, which provides both intra-city and inter-city telecommunications services. The system links approximately 80% of the country's population, including Santo Domingo, San Francisco de Macoris, Santiago and certain key areas in the eastern and northern regions of the country that are centers of the tourist and agribusiness industries. With 99.9% circuit availability, the microwave system serves the areas that have high telecommunications usage, including large industrial and commercial areas.

     To oversee and monitor the activities of its network infrastructure, TRICOM has installed an open architecture network MAXM management system. This system allows TRICOM to manage its central office switches and remotely monitor all network components, including remote switches, microwave digital radios, wireless data communications network and DLCS. This system can only function if a telecommunications carrier has a fully digitalized network, as does TRICOM. The management system provides continuous information regarding the equipment, any equipment failure, and the security of the network. In addition, it allows the central office to send commands and engage in remote line testing functions. The MAXM management system enables the Company to maintain integrated management of its network.

DATA COMMUNICATIONS

     Data communications services are primarily targeted for the business community and provided at a variety of speeds, including subrate, 64 kbps, and superrate (1.544 Mbps and fractional T-1). The Company's data communications network uses a transmission backbone consisting of Newbridge data multiplexing nodes, linked over a 155 Mbps (OC-3) bidirectional fiber optic ring and digital microwave radios. The "last mile" to the customer is provided either by wireless means or wirelines. By providing a network that is accessible both on wireless and wireline bases, the Company is able to access a broad range of customers. This data network has the capability to monitor the communications link all the way to customer desktop level and to support multiple data protocols like ATM, and Frame Relay.

     To provide data communications services, the Company has strategically installed various small data nodes in cell sites and RSC (remote switching centers).

CELLULAR AND PAGING

     The Motorola EMX-2500 cellular switch, along with advanced radio channel technology for wireless service systems, allows TRICOM to provide low cost and reliable cellular service in the Dominican Republic. That network currently has 59 cell sites and two MSC which enable TRICOM to provide cellular coverage to those regions of the Dominican Republic with the greatest demand for cellular services.

     The Company's paging network is based on the POCSAG 1200 protocol and FLEX 1600 protocol technology deployed in September 1997. The network's infrastructure consists of a Motorola UNIPAGE terminal and 26 NUCLEUS transmitters operating on the 929.7625 MHz radio frequency.

INTERNATIONAL LONG DISTANCE

     In July of 1998, TRICOM installed its own state-of-the-art switching facility in the New York metropolitan area, a Northern Telecom DMS-250 Supernode. By having its own switching facilities, the Company believes it will be able to provide termination of international long distance traffic at very competitive rates to several countries in addition to the Dominican Republic, at the same time, enabling it to better serve its existing customer base as well as expand its service base throughout the United States.

COMPETITION

     TRICOM currently competes against three other telecommunications companies in the Dominican market: Codetel, All America Cable & Radio and Skytel. Codetel, a wholly owned subsidiary of GTE Corp., is a full service provider which has held a virtual monopoly on the Dominican telecommunications market for more than 60 years and has significantly greater financial resources than the Company. All America Cable & Radio provides domestic and international long distance service and has public telephone stores which compete with the Company's retail telephone centers. Skytel, a U.S. paging service provider, has been granted a license by the Dominican government and now provides paging services in the Dominican Republic. The Dominican government also has granted concessions to the following telecommunications companies which either have not commenced operations yet or have minimal operations: Telecomunicaciones America,
C. por A., Compania Telefonica del Norte, S.A., Servicios Globales de Telecomunicaciones, S.A., Transmisiones & Proyecciones, S.A., Defisa, S.A., Comunicaciones Dominicanas S.A., Turitel S.A. Economitel C. por A., and Servicios Moviles de Comunicacion, S. A., (MOVICELL). In addition, the Company believes that international telecommunications companies, from time to time, have considered investments in Dominican markets.

     Until 1994, the barriers to entry into the Dominican market remained virtually insurmountable because Codetel was not required to permit competitors to interconnect with its local exchange network. A competitor would have been required to build its own network infrastructure in order to compete. The Company believes that dominance by Codetel has accounted, in part, for the low telephone penetration rate in the Dominican Republic where there are estimated to be only 9.0 telephone lines per 100 persons as recently as 1998. In addition, much of Codetel's infrastructure for the domestic market is based upon dated, analog technologies. The Company believes that as a result of these factors there is significant unsatisfied demand for both basic and advanced telecommunications services.

     TRICOM was able to enter the full service market because the Dominican government required that all telecommunications service providers interconnect their networks. In 1994, Codetel entered into the Interconnection Agreement with the Company after the Dominican government promulgated a resolution requiring interconnection. Pursuant to the Interconnection Agreement, the Company has been able to offer a full range of telecommunications services to its customers since November 1994. Since the Company began offering full domestic service, TRICOM has penetrated all segments of the domestic services market and has captured significant shares of the cellular and paging services markets. Nevertheless, close to 90% of the Dominican Republic's residential local access line telephony customers remain Codetel customers.

     The growth of the Company's market presence depends upon its ability to obtain customers in areas that currently are not served or are underserved by Codetel and to convince Codetel customers to either add or switch to the telephony services provided by the Company. The Company initially attempted to compete with Codetel by providing lower rates. From time to time, Codetel has implemented significant price reductions for certain categories of calls in response to TRICOM's marketing initiatives and, as a result, forced the Company to modify certain of its rates. TRICOM will continue its efforts to compete by reaching unmet demand and providing innovative pricing, reliable service, responsive customer service and accurate billing. The Company emphasizes that customers can realize savings through its packaged service offerings. In addition, TRICOM will leverage its fully integrated and completely digital wireline network to continue to provide accurate and reliable basic and value-added telephone services. However, Codetel, if it determined to do so, could expend significantly greater amounts of capital than are available to the Company. It also could upgrade its network or sustain price reductions over a prolonged period. Any such efforts by Codetel could have a material adverse effect on the Company's ability to increase or maintain its market share and on its results of operations.


EMPLOYEES

     At December 31, 1998, TRICOM had 1,341 employees. Of this number, 44 were executives, 103 were managers, technicians and salesmen and the remaining 1,194 were service and staff employees. The Company believes that this number may increase over the next several years as the Company expands its network and its customer base. None of the Company's employees belong to labor unions. The Company believes that it has good relations with its employees.

SUPERVISION AND REGULATION OF TELECOMMUNICATIONS MARKET

     A summary of certain provisions of the Telecommunications Law of the Dominican Republic and the Dominican system of regulating and structuring the telecommunications sector is set forth below. The summary is not intended to be, and does not purport to be comprehensive, and the laws and regulations described may be amended, repealed or otherwise modified.

GENERAL

     The legal framework of the telecommunications sector in the Dominican Republic consists of General Telecommunications Law No. 153-98 ("Law 153-98"), enacted on May 27, 1998, some resolutions promulgated pursuant to such law ("Resolutions") and the concession agreements entered into by the Dominican government with individual service providers.

     In addition to the industry-specific legal framework, the Constitution of the Dominican Republic affects the telecommunications sector. Among the various individual and social rights provided under the Constitution pursuant to Title 11, Section 1, Article 8, Numeral 12 thereof, Dominican citizens are guaranteed the freedom of trade. The Constitution specifically provides that monopolies may be established only for the benefit of the Dominican government and must be created by law. None of the outstanding concession agreements contains an exclusive arrangement with any carrier, and the Dominican government has announced a policy of encouraging growth through competition in the telecommunications industry.

     In 1930, Codetel was granted a concession to operate telecommunications services in the Dominican Republic. Over the years, while other service providers entered the Dominican telecommunications market, none was successful in being a full-service telephone company able to compete with Codetel because Codetel was not required to allow other service providers to interconnect their services into Codetel's physical infrastructure. To provide services, a company would have had to install its own wireline telecommunications network. The economics of this requirement hindered competition. As a result, Codetel held a de facto monopoly for more than 60 years.

     To substantially broaden the number of its citizens with access to a telephone and to allow for the establishment and growth of other modem telecommunications services, the Dominican government adopted a policy of liberalization of the telecommunications sector beginning in the late 1980's. In 1990, the Dominican government granted TRICOM a concession to provide a full range of telecommunications services within, from and to the country. Additionally, advancements in wireless technologies made it more cost effective for companies to penetrate the market even without being able to interconnect to Codetel's network. However, interconnection remained important to full-service competition. In 1994, the Dominican government enacted a series of interconnection resolutions which require all service providers in the Dominican Republic to interconnect with all other service providers pursuant to contracts between them, the guidelines for which are articulated in such resolutions. In May 1994, TRICOM entered into the Interconnection Agreement with Codetel which became effective in November 1994. This agreement allowed TRICOM to become the second full-service telecommunications provider in the Dominican Republic.

GENERAL TELECOMMUNICATIONS LAW NO. 153-98 OF 1998

     The former Telecommunications Law No. 118 of February 1, 1966 was derogated by the Law 153-98 of May 27, 1998. Law 153-98 is the result of a joint government and industry project conducted with the assistance of the ITU which studied the telecommunications sector in the Dominican Republic. As part of this process, the ITU drafted a proposed telecommunications law and various regulations, including interconnection and tariff regulations, in consultation with Dominican telecommunications carriers. The project was requested by the Technical Secretariat of the Dominican Presidency and the country's telecommunications carriers and was funded by such carriers.

     The Law 153-98 establishes a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law ratifies the Universal Service Principle, by guaranteeing the access of telecommunications services at affordable prices in low income rural and urban areas, to be achieved through market conditions and through the development of the telecommunications sector. It creates a fund for the development of telecommunications sector that will be supported by a 2% tax payment by industry participants on the billing of all telecommunications services, which will be passed on to customers. At the same time, the law eliminates the 10% tax previously charged on international and domestic long distance traffic to customers.

     In addition, the law creates an independent regulator with strong regulatory powers, the Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones, or INDOTEL), and establishes its responsibilities, authorities and procedures. The regulator will be headed by a five-member council, the members of which will serve a four-year term and shall include a representative from the telecommunications industry. This body will implement telecommunications development projects to satisfy the requirements of the Universal Service Principle. Law 153-98 grants the INDOTEL control over all frequency bands and channels of radio transmission and communications within the country and over its jurisdictional water.

     The Law 153-98 encourages competition in all telecommunications services, by enforcing the right to interconnect with existing participants and avoiding antitrust practices, and at the same time upholding those concessions that are operational. It establishes mechanisms to set interconnection charges that reflect real costs and to solve disputes, by requiring existing participants to adjust its interconnection agreements to the new requirements. It eliminates crossed subsidies and provides a progressive rate rebalancing of those tariffs that traditionally have been subsidized, in order to reflect true costs.

     The Company believes that this modern legislation, combined with technological advances and the sustained growth of private investment will significantly contribute to the development of the telecommunications sector in the Dominican Republic.

     The increase in tariffs stipulated in the telecommunications law will have a direct positive impact on TRICOM's revenues given that approximately 70% of the Company's local access lines are primary residential lines and a greater percentage of its network will consist of primary or first lines as the Company expands its local network. In addition, interconnection costs to be paid by the Company will be reduced to reflect true costs, which will result in higher margins of operations.

     Additionally, the increase in demand from reduced long distance fees, should encourage continued long distance traffic growth.

TRICOM'S CONCESSION AGREEMENT

     In accordance with former Law 118, TRICOM and the Dominican government entered into the 1990 Concession Agreement pursuant to which TRICOM was issued a non-exclusive license to establish, maintain and operate a system of telecommunications services throughout the Dominican Republic, as well as between the Dominican Republic and international points. The services which TRICOM was permitted to provide under the 1990 Concession Agreement included telegraphy, radio communications, paging, cellular and local, domestic and international telephone services.

     In February 1996, TRICOM entered into a new Concession Agreement with the Dominican government which superseded the 1990 Concession Agreement. Pursuant to the 1996 Concession Agreement, TRICOM was granted the same non-exclusive license as provided in the 1990 Concession Agreement to establish, maintain and operate a telecommunications system throughout the Dominican Republic until June 30, 2010. Pursuant to its original provisions, the Concession Agreement and the license granted thereunder are renewable automatically for 20-year periods unless, at least three years prior to the end of the then existing term, either TRICOM or the Dominican government advises the other of its intention not to renew. Law 153-98 establishes that the renewal must be requested during the one-year term immediately prior to the expiration of the concession, and that the reasons for non-renewal shall be only those set forth in the law itself. Also, Law 153-98 establishes that within one year after its effectiveness each concession must be adjusted to the provisions of the new law.

     The provisions of the 1996 Concession Agreement relating to the payment of tax by TRICOM differ from those of the 1990 Concession Agreement. Under the Concession Agreement, TRICOM does not pay income tax imposed on other Dominican corporations but makes payments to the Dominican government in lieu of income tax on the same basis as Codetel pursuant to its concession agreement. TRICOM must pay to the Dominican government, within the first ten days of each month,
(i) 10% of gross domestic revenues collected by TRICOM during the preceding month for telephone services, telegraph services, paging services, cellular services, local, national and international call services, as well as for any data transmission or broadcast services, and any other related telecommunications services provided by TRICOM to its clients, minus any access charges paid to Codetel and to any other company for interconnection, and (ii) 10% of net settlement revenues collected from foreign correspondent carriers for the use of TRICOM's network for termination of international long distance calls. The minimum payment to the Dominican government in lieu of income tax by TRICOM is RD$18.0 million (US$1.2 million) per annum. TRICOM has the right to deduct monthly up to one percent of its tax for outstanding debts from the government of 180 days or more and is entitled to the same exemptions granted to other companies under their concessions, with certain exceptions. In addition, under the Concession Agreement, the Dominican government is obligated to grant to the Company any term or condition that it grants by concession to any other telecommunications provider in the Dominican Republic more favorable than those contained in the Concession Agreement.

     Under the Dominican Constitution, agreements with the Dominican government which contain exemptions from income tax, such as the Concession Agreement, only become effective upon approval by the Dominican Congress. As of the date hereof, neither the Concession Agreement nor the concession agreements of Codetel, All America Cable & Radio and other companies have been submitted to the Dominican National Congress. The Company is not aware of any plans of the Dominican government to submit the Concession Agreement for approval to the Dominican Congress.

     The Company has been advised by counsel that if the Concession Agreement is presented to, but not approved by, the Dominican Congress, the Dominican Congress only is empowered to invalidate those provisions of the Concession Agreement relating to the payment of taxes. In such case, the other terms of the Company's concession would continue to be governed by the Concession Agreement. Prior to execution of the Concession Agreement, Dominican tax authorities asserted that the Company was required to make payments in lieu of taxes equal to 18% of gross domestic revenues, as provided in the 1990 Concession Agreement. However, if the Dominican Congress disapproves the provisions of the Concession Agreement relating to the payment of taxes, the Company believes, and would argue, that Dominican tax law requires the payment of a tax equal to 25% of the Company's adjusted net income, the rate generally applicable to Dominican taxpayers.

CODETEL'S CONCESSION AGREEMENT

     Codetel's concession from the Dominican government, originally granted in 1930, was modified on January 23, 1995. The agreement, as modified, is intended to integrate all the terms and conditions contained in prior agreements between Codetel and the Dominican government. Codetel and the Dominican government both have signed and have been acting pursuant to the agreement, but the agreement, as modified, has not yet been approved by the Dominican Congress.

     The terms of Codetel's concession are substantially identical to those of the Concession Agreement. Codetel's concession, like the Concession Agreement, must be approved by the Dominican Congress because it subjects Codetel to a distinct tax regime. The license provides Codetel with the right to construct, maintain and operate a telecommunications system throughout the Dominican Republic and between the Dominican Republic and other countries. The agreement is valid until April 30, 2010 (the Concession Agreement is valid until June 30,
2010).

     This Agreement, as well as TRICOM's Concession Agreement, must be revised and adjusted to the provisions and general principles of the new legislation, within the first year of the entering into effect of the same. Meanwhile, its general provisions continue to be applied, and by virtue thereby, Codetel is exempt from Dominican income tax but, like TRICOM, it is required to pay a fixed monthly tax imposed on its gross domestic income, and its net revenues from international settlement payments. Codetel's minimum tax payment is RD$360.0 million (US$23.0 million) per annum compared to TRICOM's minimum of RD$18.0 million (US$1.2 million).

INTERCONNECTION RESOLUTIONS

     Article 123 of Law 153-98 provides that the new regulator, INDOTEL, must issue an Interconnection Regulation. On August 1, 1998, the Directorate General, acting provisionally until INDOTEL is formed, enacted Resolution No.98-01 which contains the provisional regulation for the application and collection of the contribution for the development of the telecommunications ("CDT"). On
August 10, 1998, the Directorate General, enacted Resolution No.98-03 which reorganizes the general assignment of the cellular frequency bands and granted the Company a license to operate all of Band A and its expansion, and it also granted a license to Codetel to operate Band B completely, and its respective expansion.

INTERCONNECTION AGREEMENT BETWEEN TRICOM AND CODETEL

     In May 1994, TRICOM and Codetel entered into the Interconnection Agreement which sets forth the terms and conditions for interconnection between each party's network in the Dominican Republic. The Interconnection Agreement, which has an indefinite term, requires TRICOM and Codetel each to provide access to its respective network on equal, nondiscriminatory and transparent terms. Additionally, the Interconnection Agreement obligates each party to provide to the other any terms or conditions more favorable that it provides to any other telecommunications entity for interconnection.

     Under the Interconnection Agreement, the parties began paying an interconnection charge for local-to-local traffic in 1996, which is revised annually. Additionally, use of the network by either TRICOM or Codetel to originate or terminate certain calls (including cellular, domestic long distance and international long distance calls) requires payment of an access charge, which is reviewed annually and is calculated based upon an established formula. The access charge consists of a usage charge and a subsidy charge which only is incurred with respect to international calls.

     The Company had been involved in arbitration proceedings with Codetel in connection with the terms of the Interconnection Agreement. Codetel sought approximately US$2.5 million in damages, interest and legal costs against the Company and the Company filed a counterclaim against Codetel for US$3.7 million in damages. On January 2, 1998, the Company and Codetel executed an addendum to the Interconnection Agreement (the "Interconnection Amendment") which resolved all disputes between them then being arbitrated. The Interconnection Amendment provides, among other things, that Codetel will (i) remove any technical or operational impediment to telephone users accessing TRICOM's network from Codetel's network, (ii) automatically deliver to TRICOM the identification number of any call originating on Codetel's network which is subject to a TRICOM access charge, (iii) install interconnection facilities without delay upon the request of TRICOM, provided that TRICOM bear the expense of installing any such facilities, (iv) connect calls to emergency services and toll-free numbers on Codetel's network, make operators available to assist calls from TRICOM's network to numbers on Codetel's network and (v) make its database of telephone numbers available to TRICOM at no charge on a trimonthly basis. In addition, the Interconnection Amendment adjusted the access charges by (i) lowering the charge for international long distance calls from RD$1.45 (US$0.09) per minute to RD$0.98 (US$0.06) per minute for the year ended December 31, 1998, (ii) lowering the charges for national long distance calls and calls made from cellular telephones from RD$0.95 (US$0.06) to RD$0.63 (US$0.04) for the year ended December 31, 1998, (iii) temporarily establishing the interconnection charge for paging services at RD$0.05 (US$0.003) per minute and (iv) eliminating any access charge for international long distance calls that are terminated within 12 seconds and for calls made to Internet access servers.

     Law 153-98 establishes that interconnection agreements entered into by the providers must be revised and readjusted to reflect and incorporate the provisions and general principles set forth in the new law within one year from the effectiveness of the law.

U.S. TELECOMMUNICATIONS REGULATION

     The following summary of United States regulatory developments does not purport to describe all present and proposed regulations and legislation affecting the telecommunications industry. Other existing federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the regulation of telecommunications companies in the United States.

     Certain FCC international policies affect the Dominican Republic because of the high level of telecommunications traffic between the United States and the Dominican Republic (eighth largest volume of international traffic with the United States in 1996).

     Through several policy initiatives in the last several years, the FCC has encouraged greater competition in foreign markets. The FCC favors creating competition in foreign markets as a means to drive down the costs of using international telecommunications facilities. A particular focus on these FCC initiatives has been "accounting rates' or "settlement rates," which are the amount of payment negotiated between carriers for the termination of international telephone calls.

     On August 7, 1997, the FCC adopted a Report and Order regarding the regulation of international accounting rates. The Order establishes certain accounting rate benchmarks based on categories of economic development levels of different countries. The benchmark rate for each foreign country is calculated by looking at the three network elements used to provide international termination services (i.e., international transmission facilities, international switching facilities, and domestic transport and termination). Once the rate is calculated, the country is grouped into one of four categories based on its level of economic development--upper income, upper middle income, lower middle income and lower income. The benchmark settlement rates for the four income categories are US$0.15, US$0.19, US$0.19 and US$0.23 per minute. Under the FCC's income categories, the Dominican Republic is in the lower middle income group and its benchmark settlement rate would be US$0.19 cents per minute. Pursuant to the Order, U.S. carriers would need to enter into settlement rate arrangements with foreign carriers in lower middle income countries at or below the applicable benchmark rate by January 1, 2001. The FCC has indicated that it expects U.S. carriers to negotiate proportionate annual reductions with foreign carriers during the relevant transition period. Additionally, to prevent U.S. carriers that have foreign affiliates from using above-cost benchmark settlement rate revenues of their foreign affiliates to gain an unfair price advantage over other U.S. carriers, the FCC will require that a U.S. carrier's foreign affiliates charge a settlement rate that is at or below the applicable benchmark rate. If the FCC detects competitive distortions in the U.S. telecommunications market, it will take enforcement action which may include a requirement that the settlement rates of the U.S. carrier's foreign affiliate be reduced to the "best practices rate," currently calculated at US$0.08 per minute, as a condition of continued service on that route from the United States.

     In 1996, the FCC issued an order ("Flexibility Order") that allows U.S. carriers to propose alternative payment arrangements that deviate from the existing international settlement policy which requires all U.S. carriers to have the same settlement rate with a foreign carrier. Additionally, in the Flexibility Order the FCC codified the proportionate return policy requiring that U.S. carriers receive back the same proportion of traffic that they send to a foreign carrier. This policy is an effort by the FCC to restrict a foreign carrier's ability to manipulate the allocation of return traffic and whipsaw U.S. carriers. However, the FCC may allow for exceptions to the proportionate return policy for alternative payment arrangements that satisfy the terms and conditions established in the Flexibility Order. The 1997 FCC Order adopted a presumption in favor of alternative settlement arrangements on routes to members of the World Trade Organization.

     On February 15, 1997, 69 countries (including the United States and the Dominican Republic) signed a global agreement on basic telecommunications services ("GBT Agreement") under the auspices of the World Trade Organization The GBT Agreement aims to increase competition among its signatories through the removal or lowering of entry barriers to foreign markets and the implementation of pro-competitive regulatory principles. The GBT Agreement was scheduled to take effect on January 1, 1998, but implementation was delayed by the failure of certain signatory countries to adopt the necessary domestic legislation to ratify their obligations under the Agreement. On February 5, 1998, the GBT Agreement did go into effect although certain countries, including the Dominican Republic, had not ratified their GBT obligations by that date.

     In November 1997, the FCC adopted an order (the "1997 FCC Order") to take the steps necessary to open the U.S. market to increased competition in light of the GBT Agreement. The FCC expects this order to significantly increase competition in the U.S. telecommunications market by facilitating entry by foreign service providers and investors.

     In addition, to maintain parity between the rights of U.S. service providers to operate abroad and the rights of foreign service providers to operate in the United States, the FCC carefully scrutinizes applications from foreign-owned or foreign-affiliated service providers seeking to provide telecommunications services in the United States. On September 11, 1995, the FCC issued an order approving the application of Domtel Communications, Inc., which later changed its name to TRICOM USA, to provide voice, data and private line services between the United States and various international points, including the Dominican Republic. The FCC also approved TRICOM USA as a non-dominant provider, even to the Dominican Republic. TRICOM began initiating U.S. traffic pursuant to this authorization in 1997.

     Since the effectiveness of the Interconnection Agreement with Codetel, TRICOM has entered into operating agreements with U.S. correspondents, including AT&T, MCI, AT&T Puerto Rico, Sprint, WorldCom, TLD of Puerto Rico and TresCom. TRICOM USA's regulatory approval gives the Company the ability to access the U.S. market through TRICOM USA where necessary to avoid adverse impacts of the exercise of market power by larger, dominant carriers. TRICOM USA also has the ability as a U.S. carrier to develop its own business plan for markets other than the Dominican Republic, and has been approved by the FCC to communicate from the United States with 186 countries via satellite and with 28 countries via fiber optic submarine cables.


ITEM 2.  DESCRIPTION OF PROPERTY

     The principal properties of the Company consist of its fiber optic network, satellite earth stations, nodes and certain real estate. At December 31, 1998, the net book value of TRICOM's real estate and equipment was approximately and US$330.0 million. The Company leases telephone switchboards and equipment which, at December 31, 1998, had a net book value (after subtracting accumulated depreciation) of US$12.0 million. The Company's real estate holdings are strategically located throughout the Dominican Republic, providing the infrastructure for the telecommunications network and sales facilities. Most of the Company's properties are related directly to its telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and digital switching nodes. The Company's current headquarters are located in downtown Santo Domingo in a building that is owned by the Company.


ITEM 3.  LEGAL PROCEEDINGS

     There are no legal proceedings to which the Company is a party, other than ordinary routine litigation incidental to the business of the Company which is not otherwise material to the business or financial condition of the Company.

ITEM 4.  CONTROL OF REGISTRANT


SHARE OWNERSHIP

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Common Stock at April 26, 1999 (unless otherwise indicated) by each person who beneficially owns 10% or more of the Company's capital stock and all officers and directors as a group. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. On May 4, 1998, TRICOM consummated the initial public offering of American Depositary shares representing an equal number of shares of Class A Common Stock. In connection with this offering the Company reclassified all shares of Common Stock outstanding prior to the offering as shares of Class B Stock and authorized the issuance of Class A Common Stock. Each share of Class B Stock entitles the holder thereof to cast ten votes while each share of Class A entitles the holder thereof to cast one vote. Each share of Class B Stock is convertible at the option of the holder into one share of Class A Common Stock.


                               SHARES OF                        PERCENTAGE OF
                            CLASS A COMMON       SHARES OF      CLASS A COMMON
                                 STOCK         CLASS B STOCK       STOCK
                             BENEFICIALLY      BENEFICIALLY      BENEFICIALLY
         SHAREHOLDER             OWNED             OWNED            OWNED
--------------------------- ----------------- ---------------- -----------------

Oleander Holdings Inc.(1)         0             11,486,720            0

Motorola Inc                      0              7,657,818            0

The Bank of New York, as
   depositary(2)             5,700,000                   0          100

Directors and executive
   officers as a group
   (17 persons)                269,999(3)       11,486,720(4)         0




                             PERCENTAGE OF
                             CLASS B STOCK
                             BENEFICIALLY     PERCENTAGE OF
         SHAREHOLDER             OWNED             VOTE
---------------------------  ---------------- ---------------

Oleander Holdings Inc.(1)        60.0%              58.3%

Motorola Inc                     40.0               30.8%

The Bank of New York, as
   depositary(2)                  0                  2.9%

Directors and executive
   officers as a group
   (17 persons)                  60.0               58.4%


------------

(1) Oleander Holdings, Inc., a Panamanian corporation, is a wholly owned subsidiary of GFN ("Oleander"). GFN is controlled by Manuel Arturo Pellerano Pena, the Chairman of the Board of Directors and President of the Company, and members of his family.

(2) The Bank of New York holds these shares, as depository, through its nominee Hero & Co.

(3) Represents shares of Class A Common Stock beneficially owned by officers and directors of the Company.

(4) Includes 11,486,720 shares of Common Stock that may be deemed to be beneficially owned by Mr. Pellerano, the Chairman of the Company's Board of Directors and the President of the Company.


AMENDED AND RESTATED SHAREHOLDERS AGREEMENT

     Each of the members of the Board of Directors has been elected pursuant to the Company's Amended By-Laws of April 24, 1998 and the Amended and Restated Shareholders' Agreement dated May 8, 1998.

     The Amended and Restated Shareholders' Agreement provides that the Board of Directors will be composed of twelve (12) directors, of whom six will be designated by GFN and four by Motorola. Each of Motorola and GFN also is entitled to nominate one Independent Director for so long as such Class B Shareholder and its Affiliates together beneficially own at least twenty-five percent of the issued and outstanding shares of Class B Stock. The following actions must be approved by nine of the twelve directors: (i) the acquisition or formation of any entity or the making of any investments in any other entity or business, including, but not limited to, the purchasing of equity or debt securities in, or the extension of credit to, such entity; (ii) the incurrence of indebtedness by the Company, if after giving effect to such incurrence, including the proposed application of the proceeds of such indebtedness to pay existing indebtedness, the ratio of indebtedness to shareholders' equity would be greater than three to one; (iii) the approval of annual budgets relating to income, capital expenditure, operating expenses and cash flows provided, however, that such approval is not required for the incurrence of indebtedness that otherwise complies with the debt to shareholders' equity ratio set forth in clause (ii) above or any other proposed corporate action for which such supermajority approval is not required; or (iv) the issuance or redemption of Class A Common Stock or other securities or instruments exercisable for or convertible into shares of Common Stock. Likewise, the approval of two Independent Directors is required to approve any transaction or series of related transactions that has a fair market value exceeding US$1,000,000 between the Company and a party to the Amended and Restated Shareholders Agreement or any Affiliate of a party thereto.


SENIOR NOTE VOTING AGREEMENTS

     In connection with the offering of the Senior Notes, Oleander and Motorola each entered into separate voting agreements, dated August 21, 1997 (the "Voting Agreements"), with The Bank of New York, as trustee (the "Trustee") under the Senior Note Indenture. The Voting Agreements provide that each of Oleander and Motorola will grant to the Trustee the right to vote all of its shares of Common Stock (the "Voting Stock") upon the occurrence of the following events:
(i) failure of the Company to pay interest on the Senior Notes when due for a period of 30 days; (ii) failure of the Company to pay the principal of or premium on the Senior Note when due, whether at maturity, upon redemption or repurchase or otherwise; (iii) failure of the Company to pay principal of and interest on the Senior Notes required to be purchased in the event of a change of control; (iv) a payment default under any debt instrument for money borrowed by the Company or any guarantor subsidiary of the Company (except any such subsidiary that is not a significant subsidiary, as defined) which accelerates the maturity of such debt instruments and US$10.0 million or more in the aggregate becomes due and payable as a result of such payment default; and
(v) the failure of the Company or any guarantor subsidiary of the Company (except any such subsidiary that is not a significant subsidiary, as defined) to pay final judgements aggregating in excess of US$10.0 million within 60 days after the date which any period for appeal has expired and during which a stay of enforcement of such judgment shall not be in effect. The Trustee's right to vote all of the shares of Voting Stock, once such right is triggered, will continue during the continuation of an event set forth in item (i), (ii) or
(iii) above and for one year after the date such event of default has been cured by the Company or (b) during the continuation of an event set forth in item (iv) or (v) above. Either Oleander or Motorola may revoke the proxy granted by it under the Voting Agreement if (a) the Dominican Republic becomes duly bound by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958), (b) if as of the last day of any fiscal quarter the Company reports shareholders' equity of at least US$100 million and for each of the four full consecutive fiscal quarters ending on such date the Company's leverage ratio as defined in the Senior Note Indenture is equal to or less than
2.5 to 1.0, (c) the Senior Notes are rated Ba2 and BB or better by Moody's Investors Service, Inc. and Standard & Poor's Ratings Group, respectively, or
(d) the discharge of the Company's obligations with respect to the outstanding Senior Notes.

     In the event that the Company incurs any indebtedness that constitutes Senior Facilities under the Senior Note Indenture and in connection therewith the lender or lenders under such Senior Facilities (the "Senior Lenders") are granted a lien by Oleander and Motorola in respect of the Voting Stock, then, provided that the Trustee is granted a lien or similar interest in respect of the Voting Stock by Oleander and Motorola for the benefit of the holders, which lien will be subordinated and subject to the prior rights and claims of the Senior Lenders enter into an escrow agreement and an intercreditor agreement, the proxy rights granted hereunder shall be suspended and the Trustee will not have the right to exercise such rights until such time as the Senior Facilities are repaid in full.

     The Voting Agreements do not prohibit or restrict either Oleander or Motorola from transferring, selling, pledging or hypothecating ("transfer") any shares of Voting Stock. Any shares of Voting Stock transferred to an affiliate of either Oleander or Motorola will remain subject to the Voting Agreement and any shares of Voting Stock transferred to a Person unaffiliated with either Oleander or Motorola will no longer be subject to the Voting Agreements and certain ancillary agreements. The Voting Agreements will terminate and be of no further force and effect if (a) any Senior Lenders holding a security interest in the Voting Stock forecloses upon such security interest subject to the terms of the intercreditor agreement to be entered into by the Senior Lenders and the Trustee or (b) the proxy is revoked pursuant to the Voting Agreements.

ITEM 5.  NATURE OF TRADING MARKET


AMERICAN DEPOSITARY RECEIPTS

     On May 4, 1998, the Company successfully completed a US$74.1 million initial public offering of 5.7 million American Depositary Receipts at an initial public offering price of $13.00 per ADR. Each ADR represents one share of TRICOM's Class A Common Stock. The Bank of New York acts as the registrar and transfer agent for the Class A Common Stock and ADRs. The ADRs are traded on the New York Stock Exchange under the symbol "TDR." Shares of Class A Common Stock are not traded on any other exchange or automated quotation system. As of December 31, 1998, there were approximately 21 record holders in the United States of the Company's ADRs.

     The following table provides information with respect to the high and low prices for the Company's ADRs on the New York Stock Exchange for each full quarterly period since issuance.

                                                      NEW YORK STOCK EXCHANGE
                                                    ---------------------------
                                                        HIGH            LOW
                                                     ----------     ----------

               YEAR ENDED DECEMBER 31, 1998

               Third Quarter ................        US$ 10-13/16   US$ 5-7/8
               Fourth Quarter ...............             7-1/2         3-7/16

               YEAR ENDED DECEMBER 31, 1999

               First Quarter ................             8-15/16        6-1/4


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
         SECURITY HOLDERS

FOREIGN EXCHANGE CONTROLS

     The foreign exchange system of the Dominican Republic is administered by the Central Bank. In January 1991, the Monetary Board of the Central Bank instituted the current foreign exchange system which permits the purchase of foreign currency from commercial banks located in the Dominican Republic. Prior to January 1991, persons were required to purchase foreign currency directly from the Central Bank. The resolution adopted by the Monetary Board in 1991 retained the Central Bank's administrative authority over the foreign exchange system by requiring registration with and approval by the Central Bank in order to repatriate foreign currency abroad. The Monetary Board further liberalized the foreign exchange system in September 1994, but it retained the requirement that the payment of debt obligations abroad be registered with and approved by the Central Bank, although such registration and approval generally have been regarded as ministerial in nature. Dominican banks are required to submit an application form to the Central Bank for approval of any foreign currency exchange transactions. The Central Bank has five days from the date it receives any application to issue its approval or disapproval. The Company believes that, since 1991 when the current foreign exchange system was instituted, the Central Bank has not disapproved any foreign currency exchange, other than for failure to provide proper documentation. There can be no assurance that the Monetary Board or the Dominican President will not change the Dominican Republic's monetary policies to restrict the exchange of Dominican pesos for U.S. dollars. In addition, there can be no assurance that commercial banks in the Dominican Republic will have a sufficient supply of U.S. dollars to enable the Company to service its obligations under the Senior Notes or that the Company's purchase of substantial amounts of U.S. currency in Dominican markets would not adversely affect the value of the Dominican peso in relation to the U.S. dollar, thus making such purchases more costly for the Company.

     The Central Bank requires that any person who has registered foreign debt obligations pay a 1.75% commission on amounts of Dominican pesos exchanged for foreign currency to be remitted abroad.

FOREIGN INVESTMENT

     The Dominican Republic once restricted the repatriation of foreign direct investments in certain sectors of the economy, including the telecommunications sector. In December 1995, the Dominican government enacted Law 16-95 on foreign investment (the "Foreign Investment Law"), which, among other things, permitted foreigners to make direct investments in the telecommunications sector and to repatriate funds from such investments. The Foreign Investment Law requires that foreigners register their investment with the Central Bank in order to exchange Dominican pesos for foreign currency. The Company and The Bank of New York, as depositary, have registered the issuance of the Class A Common Stock with the Central Bank.

     The Foreign Investment Law expanded the definition of direct foreign investment to include investments in debt instruments. Prior to the enactment of the Foreign Investment Law, the Dominican government only treated equity investments as direct foreign investments. As a result, the principal of and interest on debt instruments could be repatriated so long as the obligor had adhered to the requirements of the Law on the International Transfer of Funds and the regulations and resolutions promulgated thereunder (the "Foreign Currency Transfer Law"). The Foreign Investment Law brings "financial instruments" within its purview, but the Monetary Board has not identified which types of "financial instruments" must be registered under the Foreign Investment Law. The Company has been advised by its Dominican counsel, Pellerano & Herrera, that "financial instruments" as contemplated by the Foreign Investment Law are Dominican peso-dominated instruments issued to foreign investors in the Dominican Republic and that, as such, U.S. dollar-denominated instruments, such as the Senior Notes, should be registered as foreign debt obligations under the Foreign Currency Transfer Law.


ITEM 7.  TAXATION

     Under the Concession Agreement, principal and interest paid to any bondholder or lender is exempt from Dominican income and withholding tax. Thus, any payment by the Company of interest with respect to the Senior Notes will not be subject to Dominican income or withholding tax.

     If the Concession Agreement is presented to, but not approved by, the Dominican Congress, interest paid by the Company with respect to the Senior Notes held by any holder may be subject to a 15% withholding tax, which would be required to be withheld by the Company and paid to the Dominican tax administration at the time interest is paid. Such tax withheld could be a creditable foreign tax in determining the U.S. tax liability of such holder. A separate financial and monetary policy reform bill that has been pending in the Dominican Congress for more than a year contains provisions which would eliminate altogether withholding taxes on interest payments from Dominican sources to investors or lenders abroad. If taxes must be withheld, the Company, with certain exceptions, would be liable for the payment of additional amounts so that the U.S. holder would receive the same amounts payable had no such withholding been imposed.

     The Concession Agreement does not specifically address whether capital gains taxes will apply to sales of Senior Notes in the Dominican Republic. Under the principles of territoriality underlying the Dominican constitution, gain from the sale or exchange of Senior Notes by a foreign holder outside of the Dominican Republic would not be subject to taxation by the Dominican tax authority even if the tax exemptions under Concession Agreement were not applicable to gains on the transfer or sale of Senior Notes.

     There is no income tax treaty in force between the Dominican Republic and the United States.

     There are no Dominican inheritance, gift, or succession taxes applicable to the ownership, transfer, or disposition of Senior Notes by a foreign holder based on the principles of territoriality mentioned above. Nevertheless, such taxes will generally apply to the transfer at death or by gift of Senior Notes by a foreign holder if it occurs within the Dominican Republic. There are no Dominican stamp, issue, registration or similar taxes or duties payable by holders of Senior Notes.

ITEM 8.   SELECTED FINANCIAL DATA

     The following selected consolidated financial data have been derived from the consolidated financial statements of the Company which have been prepared in accordance with U.S. GAAP and which have been audited by Peat, Marwick, Mitchell & Co. (member firm of KPMG International in the Dominican Republic), independent auditors. The report of Peat, Marwick, Mitchell & Co. with respect to the financial statements at December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 appears elsewhere in this Annual Report. The information contained under "Other Operating Data" and "Quarterly Operating Data" is unaudited. The data are qualified by reference to, and should be read in conjunction with, "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements and related notes thereto for the years ended December 31, 1996, 1997 and 1998.


                                         Year ended December 31,
                                ------------------------------------------
                                   1994           1995          1996
                                ---------      ---------      ---------
                                             (In thousands)(1)

Statements of Operations
Data:

Operating revenues:
  Toll.....................     US$10,118      US$12,064     US$ 13,108
  International revenues ..        16,742         19,864         42,069
  Local service............            --            616          1,770
  Cellular.................           223          7,222         11,011
  Paging...................            --          2,599          5,170
  Sale and lease of
    equipment..............         1,310          1,492          3,969
  Installations............           163            479          1,943
  Other....................            32             33             24
                                ---------      ---------      ---------
    Total operating
    revenues...............        28,588         44,369         79,064
                                ---------      ---------      ---------

Operating costs:
  Satellite connections
    and carrier costs......        11,250         19,947         30,172
  Network depreciation.....           906          3,168          5,797
  Expense in lieu of
    income taxes(2)........           434            222          5,348
  General and
    administrative expenses         8,101         14,799         22,185
  Other operating costs....         1,141            343          1,021
                                ---------      ---------      ---------
    Total operating costs..        21,832         38,479         64,523
                                ---------      ---------      ---------
Operating income (loss)....         6,756          5,889         14,540
                                ---------      ---------      ---------
Other income (expenses):
  Interest expense, net....        (2,274)        (4,069)       (10,699)
  Foreign exchange gain               644          1,099             23
    (loss).................
  Other....................          (130)           216            233
                                ---------      ---------      ---------
    Total other income
    (expenses).............        (1,760)        (2,754)       (10,443)
                                ---------      ---------      ---------
Earnings (loss) before
  income taxes and               US$4,996       US$3,135       US$4,098
  extraordinary item.......
Income tax benefit -
  deferred.................            --             --             --
Earnings (loss) before
  extraordinary item.......      US$4,996       US$3,135       US$4,098
Extraordinary item - early
  extinguishment of debt...            --             --             --
                                ---------      ---------      ---------
Net earnings (loss)........      US$4,996       US$3,135       US$4,098
                                =========      =========      =========
Basic earnings per common
  share:
  Earnings (loss) before
    extraordinary item.....     US$  0.68      US$  0.32       US$ 0.41
  Extraordinary item.......            --             --             --
                                ---------      ---------      ---------
  Net earnings (loss)......     US$  0.68      US$  0.32       US$ 0.41
                                =========      =========      =========
Weighted average number of
  common shares outstanding     7,357,000      9,880,403      9,880,403
                                =========      =========      =========


                                         Year ended December 31,
                                ------------------------------------------
                                         1997                 1998
                                      ----------           ----------
                                            (In thousands)(1)

Statements of Operations
Data:

Operating revenues:
  Toll.....................            US$15,511            US$17,645
  International revenues ..               39,432               50,332
  Local service............                6,412               12,942
  Cellular.................               13,073               20,364
  Paging...................                5,079                4,528
  Sale and lease of
    equipment..............                5,502                4,115
  Installations............                5,071               12,937
  Other....................                   21                2,640
                                      ----------           ----------
    Total operating
    revenues...............               90,102              125,501
                                      ----------           ----------

Operating costs:
  Satellite connections
    and carrier costs......               31,271               32,309
  Network depreciation.....                7,433               11,382
  Expense in lieu of
    income taxes (2).......                6,248                9,562
  General and
    administrative expenses               25,631               39,379
  Other operating costs....                3,659                3,391
                                      ----------           ----------
    Total operating costs..               74,242               96,024
                                      ----------           ----------
Operating income (loss)....               15,860               29,478
                                      ----------           ----------
Other income (expenses):
  Interest expense, net....              (12,047)             (12,873)
  Foreign exchange gain                     (706)                 104
    (loss).................
  Other....................                  (83)                 845
                                      ----------           ----------
    Total other income
    (expenses).............              (12,836)             (11,924)
                                      ----------           ----------
Earnings (loss) before
  income taxes and                      US$3,023            US$17,554
  extraordinary item.......
Income tax benefit -
  deferred.................                   --                  352(3)
Earnings (loss) before
  extraordinary item.......             US$3,023            US$17,906
Extraordinary item - early
  extinguishment of debt...               (5,453)(4)               --
                                      ----------           ----------
Net earnings (loss)........            US$(2,430)          US$ 17,906
                                      ==========           ==========
Basic earnings per common
  share:
  Earnings (loss) before
    extraordinary item.....            US$  0.17            US$  0.78
  Extraordinary item.......                (0.31)                  --
                                      ----------           ----------
  Net earnings (loss)......            US$ (0.31)           US$  0.78
                                      ==========           ==========
Weighted average number of
  common shares outstanding           17,600,360           22,944,544
                                      ==========           ==========

                                                   AT DECEMBER 31,
                                      ------------------------------------------
                                          1994           1995           1996
                                          ----           ----           ----

BALANCE SHEET DATA:
  Cash and cash equivalents........    US$ 8,950      US$ 5,993      US$ 4,292
  Investments, including current
  portion:
    Pledged securities.............           --             --             --
    Other investments..............          385          1,260          1,597
  Working capital (deficit)........        5,206        (41,962)       (43,586)
  Total assets ....................       68,193        126,863        163,480
  Long-term debt...................       32,000         32,000         60,000
  Total indebtedness ..............       43,157        101,954        128,677
  Shareholders' equity ............       19,820         22,219         24,523


                                                     AT DECEMBER 31,
                                          -------------------------------------
                                                 1997                1998
                                                 ----                ----

BALANCE SHEET DATA:
  Cash and cash equivalents........            US$ 5,733          US$15,377
  Investments, including current
  portion:
    Pledged securities.............               75,768(5)          54,470(5)
    Other investments..............                1,797              2,164
  Working capital (deficit)........                4,846            (19,784)
  Total assets ....................              321,144            444,815
  Long-term debt...................              232,000(6)         200,000
  Total indebtedness ..............              242,755(6)         279,257
  Shareholders' equity ............               42,093            127,561



                                               YEAR ENDED DECEMBER 31,
                                       ------------------------------------
                                          1994         1995         1996
                                          ----         ----         ----

OTHER FINANCIAL DATA:
  EBITDA(7)........................    US$ 9,155    US$10,565    US$26,407
  Capital expenditures.............    US$29,296    US$59,049    US$32,104
  Net cash provided (used)
    by operating activities........         (288)       4,616       (2,908)
  Net cash used in investing
    activities.....................      (29,447)     (59,386)     (32,440)
  Net cash provided by financing
    activities.....................       36,086       52,338       35,419


OTHER OPERATING DATA:
  International minutes (in
    thousands):
    Inbound(8) ....................       35,120       41,412      105,467
    Outbound(9)....................       13,877       21,214       21,017
  Local access lines in service
    (at period end)................        6,068        5,191       17,071
  Mobile cellular subscribers
    (at period end)................          951       22,208       16,136
  Paging subscribers (at period
    end)...........................           --       26,330       23,036



                                           YEAR ENDED DECEMBER 31,
                                          ------------------------
                                            1997            1998
                                            ----            ----

OTHER FINANCIAL DATA:
  EBITDA(7)........................       US$31,497    US$  53,661
  Capital expenditures.............       US$92,668    US$ 142,101
  Net cash provided (used)
    by operating activities........          39,095         26,912
  Net cash used in investing
    activities.....................        (168,636)      (121,171)
  Net cash provided by financing
    activities.....................         132,059        104,065

OTHER OPERATING DATA:
  International minutes (in
    thousands):
    Inbound(8) ....................         135,587        206,631
    Outbound(9)....................          21,824         24,444
  Local access lines in service
    (at period end)................          43,195         80,616
  Mobile cellular subscribers
    (at period end)................          41,107        108,532
  Paging subscribers (at period
    end)...........................          27,827         28,873



                                        THREE MONTHS ENDED
                         ----------------------------------------------------
                         MARCH 31,   JUNE 30,   SEPTEMBER 30,    DECEMBER 31,
                           1997        1997         1997             1997
                         ---------   --------   -------------    ------------
QUARTERLY OPERATING
  DATA:
  International
    minutes
    (in thousands):
    Inbound...........    24,497      24,632       43,539           42,919
    Outbound..........     5,233       5,404        5,534            5,653
  Local access lines
    in service (at
    period                21,904      28,442       34,995           43,195
    end)..............
  Mobile cellular
    subscribers (at
    period end).......    19,343      23,521       30,129           41,107
  Paging subscribers
    (at period end)...    24,871      26,661       27,443           27,827
  Average monthly
    churn (mobile
    cellular                 3.6%        4.1%         4.4%             3.5%
    subscribers)(10)..


                                        THREE MONTHS ENDED
                         ----------------------------------------------------
                         MARCH 31,   JUNE 30,   SEPTEMBER 30,    DECEMBER 31,
                           1998        1998         1998             1998
                           ----        ----         ----              ----
QUARTERLY OPERATING
  DATA:
  International
    minutes
    (in thousands):
    Inbound...........    40,858      51,365       51,421           62,987
    Outbound..........     6,302       5,666        5,829            6,647
  Local access lines
    in service (at
    period                51,581      60,419       71,647           80,616
    end)..............
  Mobile cellular
    subscribers (at
    period end).......    55,986      76,095       88,990          108,532
  Paging subscribers
    (at period end)...    28,332      28,456       28,652           28,873
  Average monthly
    churn (mobile
    cellular                 3.6%        2.7%         5.7%             2.4%
    subscribers)(10)..
-----------------------


(1) Except per share, share and operating data.

(2) Prior to 1995, the Company made payments in lieu of income tax at a rate of 18.0% of gross domestic collections after deducting access and carrier charges. In 1995, the Company disputed paying taxes on the basis of gross revenues and, as a result of a settlement with the Dominican tax authorities, paid a total of US$222,000 to the Dominican government in lieu of income tax. Since 1996, the Company has made payments in lieu of income tax to the Dominican government, in accordance with the terms of its Concession Agreement, of 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. See Note 16 of Notes to Consolidated Financial Statements.

(3) Deferred income taxes reflect the next tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes of the company subsidiary TRICOM USA.

(4) Represents a write-off related to the refinancing of indebtedness. See "Item 9. Management's Discussion and Analysis of Results of Operation and Financial Condition."

(5) Represents (x) US$43.0 million and US$21.7 million of United States Treasury securities pledged to the trustee for the Senior Notes at December 31, 1997 and 1998, respectively, an amount that is estimated as sufficient to provide for payment in full of interest on the Senior Notes through September 1, 1999, and (y) US$32.8 million irrevocably deposited with the trustee for the Carifa Bonds (as defined below), an amount that is estimated to be sufficient to pay the principal amount of the Carifa Bonds at their maturity in 1999, together with interest payable through such date. See Note 7 of Notes to Consolidated Financial Statements.

(6) Includes US$32.0 aggregate principal amount of industrial revenue bonds ("the Carifa Bonds") issued by the Caribbean Basin Projects Financing Authority to finance a loan to the Company of the same principal amount (the "Carifa Loan"). The Company has irrevocably deposited an amount with the trustee for the Carifa Bonds that is estimated to be sufficient to pay the principal amount of the Carifa Bonds at their maturity in 1999, together with interest payable through such date.

(7) EBITDA typically consists of earnings (loss) before interest expense, income taxes, depreciation and amortization. Because the Company makes payments to the Dominican government in lieu of income taxes, such expense is characterized as an operating expense and EBITDA is calculated after the deduction of such expense. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

(8) Inbound minutes refers to minutes of international long distance calls to the Dominican Republic that TRICOM receives from foreign correspondent carriers.

(9) Outbound minutes refers to minutes of international long distance calls from the Dominican Republic that TRICOM sends to foreign correspondent carriers and from TRICOM USA.

(10) The Company calculates churn by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION


REVENUE RECOGNITION

     The Company derives its operating revenues primarily from toll revenues, international revenues, cellular services, paging services, local services, the sale and lease of equipment and installations. The components of each of these services are as follows:

          Toll revenues are amounts received by the Company from its customers in the Dominican Republic for international and domestic long distance calls as well as interconnection charges received from Codetel. Toll revenues are generated by retail telephone centers, large corporate accounts, residential and commercial customers, calling card users and cellular subscribers. Toll revenues are recognized as they are billed to customers, except that revenues from prepaid calling cards are recognized as the calling cards are used or expire.

          International revenues represent amounts recognized by the Company for termination of traffic from foreign telecommunications carriers to the Dominican network, including revenues derived from the Company's U.S. based international long distance pre-paid calling cards.

          Local service revenues consist of wireline rent, local measured service and charges for CLASS services or vertical features, including call forwarding, three-way calling, call waiting and voice mail, as well as calling party pays revenues and revenues from other miscellaneous wireline services.

          Cellular revenues represent fees received for mobile cellular services, including interconnection charges for calls incoming to the Company's cellular subscribers, but excluding international long distance calls generated by cellular units. Cellular fees consist of fixed monthly access fees, per minute usage charges and additional charges for custom or vertical features, including call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular services.

          Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees.

          Revenues from the sale and lease of equipment consist of sales and rental fees charged for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular handsets and paging units. Since late 1996, the Company has only sold such equipment.

          Installation revenues consist of fees charged by the Company for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

          Other revenues consist of revenues that are not generated from the Company's core business, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

          The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the periods indicated:

                                                 YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------
                                     1996             1997            1998
                                  ------------     ------------    ------------
Toll............................      16.6%            17.2%           14.1%
International settlement........      53.2             43.8            40.1
Local service...................       2.2              7.1            10.3
Cellular........................      13.9             14.5            16.2
Paging..........................       6.5              5.6             3.6
Sale and lease of equipment.....       5.0              6.1             3.3
Installations...................       2.5              5.6            10.3
Other...........................       0.1              0.1             2.1



RESULTS OF OPERATIONS

     The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the periods indicated:

                                                 YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------
                                     1996             1997            1998
                                  ------------     ------------    ------------
Operating costs...................    81.6%            82.4%           76.5%
Operating income..................    18.4             17.6            23.5
Interest expense, net.............   (13.5)           (13.4)          (10.2)
Other income (expenses)...........   (13.2)           (14.2)           (9.5)
Earnings before Extraordinary
  Item............................     5.2              3.4            14.3
Net earnings......................     5.2             (2.7)           14.3
EBITDA............................    33.4             35.0            42.8


1998 COMPARED TO 1997

     OPERATING REVENUES. The Company's total operating revenues increased 39.3% to US$125.5 million in 1998 from US$90.1 million in 1997. The Company attributes much of this growth to increased international revenues generated by TRICOM USA, increased installation and local service revenues associated with its local access network expansion program and the introduction of the Company's prepaid cellular program.

     Toll. Toll revenues increased 13.8% to US$17.6 million for 1998 from US$15.5 million for 1997. The increase in toll revenues was attributable to higher outbound international traffic and domestic long distance minutes. Outbound international minutes increased by 11.2% to 22.5 million minutes for 1998 from 20.2 million minutes for 1997 reflecting increased traffic volume from the higher number of local access lines in service and cellular subscribers, as well as the Company's Efectiva prepaid calling card. Local access lines and the Efectiva prepaid calling card accounted for 29.2% and 29.1%, respectively, of the total outbound international minutes for 1998 compared to 24.2% and 28.7%, respectively, for 1997. Domestic long distance minutes increased by 55.2% to
20.2 million minutes for 1998 from 13.0 million minutes for 1997 due to the higher number of local access lines in service.

     Interconnection revenues related to domestic and international long distance traffic also increased as a result of the growth of the Company's local access line installed base. Interconnection revenues increased by approximately 62% to US$3.2 million for 1998 from US$2.0 million for 1997. Toll revenues represented 14.1% of total operating revenues for 1998 compared to 17.2% of total operating revenues for 1997.

     International. International revenues increased 27.6% to US$50.3 million for 1998 from US$39.4 million for 1997. This increase was achieved despite a 16.2% decrease in average settlement rates for 1998 compared to 1997. Inbound minutes increased by 52.4% to 206.6 million for 1998 from 135.6 million minutes for 1997. The increase in minutes in 1998 was the result of volume based agreements with various international carriers and the increasing presence of TRICOM USA's operations in the United States. TRICOM USA accounted for 53.2% of the total inbound minutes in 1998 compared to 39.0% in 1997. Inbound minutes generated by TRICOM USA during 1998 included 89.7 million minutes attributable to the provision of facilities by TRICOM USA to resellers and 20.2 million minutes attributable to prepaid calling cards distributed in the United States compared to 48.7 million minutes from the provision of facilities and 4.2 million minutes attributable to Efectiva prepaid cards during 1997.

     As a result of increased competition in the market, settlement rates for international long distance service between the Dominican Republic and the United States declined in 1998 to an average rate of US$0.212 per minute from US$0.253 per minute during 1997. Settlement rates for traffic between the United States and the Dominican Republic have declined over the past five years, and the Company anticipates that competitive and regulatory pressures could push settlement rates lower. By increasing the volume of international traffic that it handles, TRICOM has been able to increase revenues from the provision of international long distance services. However, future decreases in settlement rates, without similar increases in the Company's long distance traffic volume from the United States would reduce the Company's international revenues, adversely affect the profit margins that the Company realizes on such traffic and could have a material adverse effect on the Company's business, financial condition and results of operations. International revenues represented 40.1% of total operating revenues for 1998 compared to 43.8% of total operating revenues for 1997.

     Local service. Local service revenues increased 101.8% to US$12.9 million for 1998 from US$6.4 million for 1997. The increases reflect the growth in the number of local access lines in service as a result of the Company's local access network expansion program, combined with a higher average monthly rent charged to customers which increased to US$10 during 1998 from US$8 during 1997. Local service rent revenues increased by 109.5% to US$9.3 million for 1998 from US$4.4 million for 1997 as a result of the higher average local access subscriber base.

     During 1998, the Company added 37,421 net local access lines compared to 26,124 net local access lines added during 1997. The number of net local access line additions during 1998 represents the highest number of net line additions in any year since TRICOM began installing local access lines in 1994. At December 31, 1998, the Company had 80,616 local access lines in service compared to 43,195 local access lines in service at December 31, 1997. As a result, interconnection revenues related to local calls received from Codetel increased 50.9% to US$1.0 million for 1998 from US$666,000 for 1997. Local service revenues represented 10.3% of total operating revenues for 1998 compared to 7.1% of total operating revenues for 1997.

     Cellular. Cellular revenues increased by 55.8% to US$20.4 million for 1998 from US$13.1 million for 1997. This increase was attributable to the growth of airtime minutes generated by the Company's prepaid cellular program as well as to a larger average cellular subscriber base in 1998. Airtime minutes increased 26.1% to 94.0 million minutes for 1998 from 74.5 million minutes for 1997. In addition, the average price per outgoing airtime minute increased by 22% to US$26 in 1998 from US$21 in 1997.

     During 1998, the Company added 67,425 net subscribers compared to 24,971 net subscribers added in 1997. The number of cellular subscribers increased at December 31, 1998 by 164% to 108,532 from 41,107 at December 31, 1997. The
Company attributes the increase in cellular airtime and the number of subscribers to the introduction of prepaid cellular services and the Amigo cellular prepaid card in the third quarter of 1997. Prepaid cellular services generated approximately 41% of the Company's total airtime minutes and 39% of total cellular revenues in 1998. Prepaid cellular revenues increased by US$6.8 million to US$7.9 million in 1998 compared to US$906,000 during 1997.

     The Company's average monthly churn rate for cellular services was 3.6% for 1998 compared to 3.9% for 1997. The Company calculates churn by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period. Interconnection revenues associated with airtime traffic received from Codetel increased by 19.6% to US$1.6 million in 1998 from US$1.3 million in 1997 due to a higher volume of incoming minutes received by prepaid cellular subscribers and to a larger number of cellular subscribers. Cellular revenues represented 16.2% of total operating revenues for 1998 compared to 14.5% of total operating revenues for 1997.

     Paging. Paging revenues decreased 10.9% to US$4.5 million for 1998 compared to US$5.1 million for 1997. The decrease in 1998 reflected a decline in the average revenue per paging subscriber compared to 1997 primarily as a result of increased competition in the market. In addition, the Company believes that the success of its prepaid cellular program has contributed to the decline of its paging revenues by having customers move away from paging services and into prepaid cellular services. The Company added 1,046 net paging subscribers during 1998 compared to 4,791 net paging subscribers added in 1997. The number of paging subscribers increased by 3.8% to 28,873 at December 31, 1998 from 27,827 at December 31, 1997. The Company's average monthly churn rate for paging services declined to 3.4% for 1998 compared to 3.7% for 1997. Paging revenues represented 3.6% of total operating revenues for 1998 compared to 5.6% of total operating revenues for 1997. The Company has determined that paging will not play a major role in its marketing and promotional program.

     Sale and lease of equipment. Revenues from the sale and lease of equipment decreased 25.2% to US$4.1 million for 1998 from US$5.5 million for 1997, primarily as a result of a lower number of cellular handsets and paging equipment sold. In 1997, the Company entered into arrangements with major electronics retailers for the distribution of cellular services. The Company believes that these arrangements will decrease revenues from the sale of cellular equipment, but could increase cellular services revenues by expanding the number of subscriber additions. Additionally, the decline in revenues from the sale of cellular equipment is accompanied by a decrease in cost of goods sold. Sale and lease of equipment revenues represented 3.3% of total operating revenues in 1998 compared to 6.1% of total operating revenues for 1997. The Company has strategically migrated away from this revenue source and has determined that the sale and lease of equipment will not be a major focus of its marketing efforts.

     Installations. Installation revenues increased 155.1% to US$12.9 million for 1998 from US$5.1 million for 1997. This increase is attributable to the significant growth in the number of local access line installations and cellular activations as well as an increase in the installation fee per local access line from US$129 to US$258 in January 1998. During 1998, the Company installed 43,198 gross local access lines and 97,778 gross cellular additions compared to 31,398 gross local access lines and 36,153 gross cellular additions for 1997, reflecting increased domestic market presence. Installation revenues represented 10.3% of total operating revenues in 1998 compared to 5.6% of total operating revenues for 1997.

     OPERATING COSTS. Major components of operating costs are (a) carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic, (b) interconnection costs, which are access charges paid to Codetel, (c) depreciation of network equipment and leased terminal equipment, (d) payments for international satellite circuit leases,
(e) expenses in lieu of income tax, (f) general and administrative expenses and
(g) depreciation expense. The Company's operating costs increased 29.3% to US$96.0 million for 1998 from US$74.2 million for 1997. Operating costs represented 76.5% of total operating revenues for 1998 compared to 82.4% of total operating revenues for 1997.

     Satellite connections and carrier costs increased by 3.3% to US$32.3 million during 1998 compared to US$31.3 million during 1997. The increase in satellite connections and carrier costs reflected a US$4.6 million increase in carrier costs to US$11.8 million in 1998 from US$7.2 million in 1997 due to higher volume of outbound traffic. However, this increase was partially offset by a decrease in interconnection costs, lease payments for switching facilities and satellite connections. Interconnection costs decreased by US$1.0 million to US$9.5 million in 1998 from US$10.6 million in 1997, as a result of lower interconnection charges between the Company's network and Codetel. The Company and Codetel amended the Interconnection Agreement on January 2, 1998 to, among other things, reduce access charges for 1998 for international long distance calls from RD$1.45 (US$0.09) per minute to RD$0.98 (US$0.06) per minute and for national long distance and calls made from cellular telephones from RD$0.95 (US$0.06) per minute to RD$0.63 (US$0.04) per minute. Lease payments for switching facilities and satellite connections decreased by 23.3% to US$4.3 million in 1998 from US$5.6 million in 1997 due to cost savings for leased international facilities that resulted with the commencement of operations of the Antilles-I fiber optic cable.

     Network depreciation and depreciation expense increased 53.1% and 65.6% to US$11.4 million and US$3.2 million, respectively, for 1998 from US$7.4 million and US$2.0 million, respectively, for 1997 as a result of the Company's continued investments in telephone plant and equipment.

     TRICOM currently is making payments to the Dominican government in lieu of income tax equal to 10% of net international revenues. This expense in lieu of income taxes increased by 53.0% to US$9.6 million for 1998 from US$6.2 million for 1997, due to increased revenues, a portion of which were not subject to deductible access charges, including, in particular, installation revenues.

     Other costs decreased to US$3.4 million for 1998 from US$3.7 million for 1997 primarily attributable to lower costs of sale of equipment, as a result of fewer cellular and paging unit sales brought about by the Company entering into the distribution arrangements with major electronics retailers.

     The Company's general and administrative expenses include salaries and other compensation to personnel, building depreciation charges, maintenance expenses, promotional and advertising costs and other related costs. The Company's general and administrative expenses increased by 52.6% to US$36.1 million for 1998 from US$23.7 million for 1997. The increases were primarily attributable to higher personnel costs, other expenses primarily from sales commissions, and promotional and advertising costs. Personnel costs for 1998 increased by 29.7% to US$13.3 million from US$9.3 million for 1997, reflecting the growth of operations of TRICOM USA and the Call Tel Corporation, a subsidiary of the Company that provides operator services to the Company's and third parties alphanumeric paging subscribers. At December 31, 1998, the Company had 1,341 employees compared to 989 employees at December 31, 1997. Other expenses increased by US$6.6 million to US$11.6 million in 1998 from US$5.0 million in 1997 primarily resulting from a US$4.1 million increase in sales commissions related to prepaid cards and paid to external establishments. Promotional and advertising costs increased by US$1.7 million to US$4.3 million in 1998 from US$2.5 million in 1997, as a result of campaigns related to the Amigo prepaid card. General and administrative costs as a percentage of total operating revenues increased to 28.8% for 1998 from 26.3% for 1997.

     OPERATING INCOME. Operating income increased 85.9% to US$29.5 million for 1998 from US$15.9 million for 1997. The Company's operating income represented 23.5% of total operating revenues for 1998 compared to 17.6% of total operating revenues for 1997 reflecting higher margins from local service, cellular, and international long distance services.

     OTHER INCOME (EXPENSES). Other expenses decreased 7.5% to US$11.9 million for 1998 from US$12.8 million for 1997 reflecting increases in net interest income and foreign currency exchange gains. Interest expense increased 11.8% to US$18.0 million for 1998 from US$16.1 million for 1997 due to higher long term debt outstanding as a result of the issuance of US$200 million aggregate principal amount of the Company's 11 3/8% Senior Notes due 2004 (the "Senior Notes") during the Third Quarter of 1997. Foreign currency exchange gains increased by US$861,000 to US$155,000 for 1998 from a loss of US$706,000 for 1997. Interest expense as a percentage of total operating revenues declined to 14.3% for 1998 from 17.9% for 1997.

     NET EARNINGS. Net earnings increased to US$17.9 million, or US$0.78 per share, for 1998 from earnings before extraordinary item of US$3.0 million, or US$0.17 per share, for 1997 as a result of higher operating income. The weighted average number of shares outstanding at December 31, 1998 were 22,944,544 compared to 17,600,360 at December 31, 1997. Net earnings accounted for 14.3% of total operating revenues for 1998, while earnings before extraordinary item accounted for 3.4% for 1997. However, as a result of a US$5.5 million write-off related to the retirement of indebtedness from the proceeds of the Senior Notes during the third quarter of 1997, the Company recorded a net loss after extraordinary items of US$2.4million for 1997.


1997 COMPARED TO 1996

     OPERATING REVENUES. The Company's total operating revenues increased 14%, to US$90.1 million for 1997 from US$79.1 million for 1996. The Company expanded its local access network and generated increased revenue primarily from local service, cellular service, installation charges and toll revenues. Such increases were partially offset by decreased international revenues, which were approximately 20.4% lower for the first half of 1997 than during the same period in 1996, as a result of declining international settlement rates. However, international settlement rate decreases were more than offset by an increase of 56% in traffic to 86.5 million minutes in the second half of 1997 from 55.5 million minutes during the same period in 1996.

     Toll. Toll revenues increased 18.3%, to US$15.5 million for 1997 from US$13.1 million for 1996. The growth in toll revenues primarily was attributable to the increase by 115.2% in domestic long distance minutes to 13.0 million minutes for 1997 from 6.0 million minutes for 1996 due to increased usage as a result of additional local access lines. More than 57% of total domestic long distance minutes in 1997 were generated by local access lines and the remaining 43% by retail telephone centers compared to 46% generated by local access lines and 54% generated by retail telephone centers in 1996. Interconnection revenues related to domestic long distance traffic also increased in 1997 due to the growth of the Company's local access line installed base. The increase in toll revenues also was attributable to an increase in the average price per minute for international long distance calls to the United States made with the Efectiva prepaid calling card and calls made from the Company's retail telephone centers. The Company instituted these price increases on December 11, 1996. Efectiva prepaid cards accounted for 28.7% of international long distance minutes in 1997, compared to 23.2% of such minutes in 1996. The price per minute charged for calls using the Efectiva prepaid card is higher than for calls made from the Company's retail telephone centers. Outbound international minutes increased 3.8%, to 21.8 million minutes for 1997 from 21.0 million minutes for 1996, reflecting increased traffic volume from the Efectiva prepaid calling card and the increased number of local access lines. This increase was partially offset by the reduction of traffic from retail telephone centers, 107 of which were closed during 1997 as part of the Company's program to close unprofitable centers and refocus its public telephony strategy. Toll revenues represented 17.2% of total operating revenues for 1997 compared to 16.6% of total operating revenues for 1996.

     International. International revenues decreased 6.3%, to US$39.4 million for 1997 from US$42.1 million for 1996. The decrease reflected lower settlement rates and the Company's program to reduce traffic from information providers in order to reduce lower margin traffic. Settlement rates declined in 1997 to an average rate of US$0.25 per minute from $0.41 per minute during 1996 as a result of increased competition in the market for international long distance service between the Dominican Republic and the United States. This reduction in settlement rates was offset partially by a 28.6% increase in inbound minutes to
135.6 million minutes for 1997 from 105.5 million minutes for 1996. The increase in the number of inbound minutes in 1997 reflected new volume-based agreements and the commencement of TRICOM USA's operations in the United States in January 1997. Volume-based agreements obligate the correspondent carrier to deliver a minimum number of international long distance minutes to the Company in exchange for per-minute discounts if certain thresholds are met. In addition to these competitive factors, the FCC has exerted pressure to lower settlement rates for international calls and in August 1997 adopted the Order establishing future benchmark rates between U.S. and foreign carriers. The benchmark settlement rate established for the Dominican Republic currently is US$0.19 per minute, and the Order requires that such rate be effective not later than January 1, 2001. The Company believes that competitive and regulatory pressures likely will continue to push settlement rates lower. The Company believes that generally as rates decrease traffic increases. However, future decreases in settlement rates, without a corresponding increase in the Company's long distance traffic from the United States, would reduce the Company's net international revenues and adversely affect the profit margins that the Company realizes on such revenues. TRICOM USA accounted for 39% of the total inbound minutes in 1997, including 4.2 million minutes attributable to prepaid calling cards and 48.7 million minutes to the provision of facilities by TRICOM USA to resellers. The increase in inbound minutes was achieved despite the reduction in traffic from information providers from 22.3 million minutes for 1996 to 11.7 million minutes for 1997. The Company anticipates that the minutes attributable to, and revenues received from, information providers will continue to decrease as settlement rates for international long distance traffic between the United States and the Dominican Republic continue to decline. International revenues represented 43.8% of total operating revenues for 1997 compared to 53.2% of total operating revenues for 1996.

     Local Service. Local service revenues increased 262.3%, to US$6.4 million for 1997 from US$1.8 million for 1996. This increase resulted from growth in the number of local access lines in service, reflecting the Company's program initiated in 1996 to expand its share of the market for the basic telephone service. At December 31, 1997, the Company had 43,195 local access lines in service compared to 17,071 local access lines in service at December 31, 1996. The Company installed 26,124 net lines in 1997, representing the largest number of lines installed by the Company in any year since it commenced operations. As a result, interconnection revenues related to local calls received from Codetel increased 302%, to US$665,544 in 1997 from US$165,761 in 1996. Beginning in August 1997, the Company increased the average monthly rent for local access lines by offering a variety of customer-defined packages for local service which ranged in price from US$9.00 per month to US$28.00 per month, depending upon the services offered. Local service revenues represented 7.1% of total operating revenues for 1997 compared to 2.2% of total operating revenues for 1996.

     Cellular. Cellular revenues increased by 18.7%, to US$13.1 million for 1997 from US$11.0 million for 1996. This increase was attributable to the growth of airtime minutes by 33.5%, to 74.5 million minutes for 1997 from 55.8 million minutes for 1996. The number of mobile cellular subscribers increased by 154.8%, to 41,107 (including 14,719 prepaid cellular subscribers) from 16,136 at December 31, 1996. The Company was the first cellular provider in the Dominican Republic to launch a prepaid cellular program, and the Company attributes the increases in cellular airtime and the number of mobile cellular subscribers primarily to the introduction of prepaid cellular services and the Amigo prepaid card for cellular calls in August 1997. Prepaid cellular services generated approximately 15% of the Company's total airtime minutes in the fourth quarter of 1997. The average monthly service revenue per cellular subscriber (excluding revenues from the sale or lease of equipment and from outgoing international long distance calls, which are included in sale and lease of equipment and toll revenues, respectively, but including interconnection revenues associated with incoming airtime minutes) was US$48.71 in 1997 and US$42.86 in 1996.

     The Company added 24,971 net subscribers in 1997, including 10,978 in the fourth quarter, compared to a net loss of 6,072 subscribers in 1996. The Company attributes the decline in the number of cellular subscribers in 1996 to two primary factors. First, the Company terminated service for approximately 15,611 subscribers between April and December 1996, or approximately 71.3% of the Company's cellular subscribers at March 31, 1996, because such subscribers' accounts were more than 45 days past due. Second, in response to price increases implemented by the Company in January 1996, Codetel lowered prices, which had the dual effect of reducing the Company's share of new cellular subscribers and prompting some of the Company's cellular subscribers to switch to Codetel. The Company subsequently reversed the price increases of January 1996 to make its rates competitive with those of Codetel, resulting in an increase in the number of its cellular subscribers. The Company's average monthly churn rate for cellular services was 3.9% for 1997 and 8.7% for 1996. Interconnection revenues associated with airtime traffic received from Codetel also increased in 1997 due to the higher volume of incoming minutes received by prepaid cellular subscribers, as well as to a larger subscriber base. Cellular revenues represented 14.5% of total operating revenues for 1997 compared to 13.9% for 1996.

     Paging. Paging revenues decreased by 1.8%, to US$5.1 million for 1997 compared to US$5.2 million for 1996. The decrease reflected a decline in the Company's average subscriber base for paging services during the first six months of 1997 from the average subscriber base for the first six months of 1996, which resulted from price competition and the termination of service for subscribers by the Company for credit considerations during the second and third quarters of 1996. However, the Company added 4,791 paging subscribers during 1997 compared to a net loss of 3,294 subscribers in 1996. As a result, the number of paging subscribers increased by 20.8%, to 27,827 at December 31, 1997 from 23,036 at December 31, 1996. Paging revenues represented 5.6% of total operating revenues for 1997 compared to 6.5% for 1996. The average monthly service revenue per paging subscriber was US$13.72 for 1997 and US$15.75 for 1996. The Company's average monthly churn rate for paging services was 3.7% for 1997 and 6.3% for 1996.

     Sale and Lease of Equipment. Revenues from the sale and lease of equipment increased 38.6%, to US$5.5 million for 1997 from US$4.0 million for 1996. This increase reflected a higher volume of cellular handsets since the Company implemented a policy in May 1996 which requires individual subscribers to purchase, rather than lease, cellular handsets, paging units, and telephone handsets. This policy was implemented in order to reduce credit risks and associated working capital requirements. During 1997, the Company entered into arrangements for the distribution of cellular and paging services with major consumer electronics retailers in conjunction with the sale by them of handsets and paging units. As a result, the Company sold a lower percentage of cellular handsets and pagers to new subscribers in 1997 than in 1996. The Company believes that these arrangements will result in lower revenues from the sale of handsets and paging units but could increase revenues from cellular and paging services by increasing the number of the Company's subscribers for such services. Sale and lease of equipment revenues represented 6.1% of total operating revenues in 1997 compared to 5.0% of total operating revenues for 1996.

     Installations. Installation revenues increased 161.0%, to US$5.1 million for 1997 from US$1.9 million for 1996. This increase reflected the increase in the number of local access line, cellular and paging installations as well as an increase in the installation fee per local access line from US$100 to US$200 in August 1997. In January 1998, the Company again increased the local access line installation fee to US$280. During 1997, the Company installed 31,398 gross local access lines compared to 15,319 gross local access lines installed for 1996. The Company disconnected 5,274 local access lines during 1997, for an average monthly churn rate of approximately 1.7%. Installation revenues represented 5.6% of total operating revenues for 1997 compared to 2.5% of total operating revenues for 1996.

     OPERATING COSTS. Major components of operating costs are (i) carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic and commissions paid to information providers,
(ii) interconnection costs, which are access charges paid to Codetel,
(iii) depreciation of network equipment and leased terminal equipment,
(iv) payments for international satellite circuit leases, (v) expenses in lieu of income tax and (vi) general and administrative expenses. The Company's operating costs increased 15.1%, to US$74.2 million for 1997 from US$64.5 million for 1996. Operating costs represented 82.4% of total operating revenues for 1997 compared to 81.6% for 1996.

     Satellite connections and carrier costs increased 3.6%, to US$31.3 million in 1997 compared to US$30.2 million in 1996. The Company paid to international carriers US$7.2 million and US$8.2 million in 1997 and 1996, respectively. The increase in satellite connections and carrier costs also reflected a US$4.0 million increase in interconnection costs as a result of the significant growth of inbound traffic and long distance minutes from the Company's network to Codetel's network. The Company and Codetel amended the Interconnection Agreement on January 2, 1998 to, among other things, reduce access charges for 1998 for international long distance calls from RD$1.45 (US$0.09) per minute to RD$0.98 (US$0.06) per minute and for national long distance and calls made from cellular telephones from RD$0.95 (US$0.06) per minute to RD$0.63 (US$0.04) per minute. The Company anticipates that these reductions in access charges will lower the Company's operating costs. If these access charges had been in effect for 1997, the Company's operating costs would have been reduced by approximately US$3.8 million, net of an increase in expense in lieu of income taxes, and its operating revenues from access charges received from Codetel would have been reduced by US$990,000.

     Lease payments for switching facilities and satellite connections increased from US$4.6 million in 1996 to US$5.6 million in 1997. This increase was attributable primarily to the commencement of operations of TRICOM USA. Network depreciation increased 28.2%, to US$7.4 million for 1997 from US$5.8 million for 1996 as a result of the Company's continued investment in plant and equipment.

     Increases in connections and carrier costs and lease payments in 1997 were offset by the decrease by US$2.9 million in payments to information providers and the decrease by US$1.0 million in carrier costs for outbound international long distance calls due to lower rates charged by international carriers. The Company paid commissions to information providers in 1997 of US$2.9 million compared to US$5.8 million in 1996 as a result of the reduction of such traffic.

     Pursuant to the terms of the Concession Agreement, TRICOM currently is making payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting Codetel access charges plus 10% of net international revenues. Expense in lieu of income taxes increased by 16.8%, to US$6.2 million for 1997 from US$5.3 million for 1996 due to increased revenues, a higher portion of which were not subject to deductible access charges, including, in particular, sale and lease and installation revenues. Other operating costs increased to US$3.7 million for 1997 from US$1.0 million for 1996 primarily due to higher costs related to the increased volume of sale of equipment.

     The Company's general and administrative expenses include salaries and other compensation to personnel, building depreciation charges, maintenance expenses, promotional and advertising costs and other related costs. The Company's general and administrative expenses increased by 15.5%, to US$25.6 million for 1997 from US$22.2 million for 1996. The increases were primarily attributable to higher personnel costs, commissions, promotional and advertising costs and occupancy costs. Personnel costs for 1997 increased 51.6%, to US$9.3 million from US$6.1 million for 1996, due to the start of operations of TRICOM USA and Call Tel Corporation, a subsidiary of the Company that provides operator services to the Company's and third parties' alphanumeric paging subscribers. At December 31, 1997, the Company had 989 employees compared to 747 employees at December 31, 1996. Commissions increased by 90%, to US$1.3 million for 1997 compared to US$683,000 for 1996, as a result of increased commissions paid to distributors in connection with sales of equipment and Efectiva, TRICOM USA and cellular prepaid cards. Promotional and advertising costs increased by 25%, to US$2.5 million in 1997 from US$2.0 million as a result of the launching of campaigns to promote new prepaid cellular services and a prepaid card for cellular calls and the increased promotion of local access lines. Occupancy costs increased by 12.8%, to US$3.4 million in 1997 from US$3.0 million in 1996 as a result of higher depreciation. These increases were offset by the significant decline of the Company's provision for uncollectible accounts, to US$1.9 million for 1997 compared to US$5.5 million for 1996. The decline in such provision in 1997 reflected the establishment of the Company policy during 1996 of reserving 100% of all accounts receivable which were 90 days past due and the institution of new billing procedures and credit limits which reduced the incidence of late payments and defaults on payments during 1997. General and administrative costs as a percentage of total operating revenues increased slightly, to 28.4% for 1997 from 28.1% for 1996.

     OPERATING INCOME. Operating income increased 9.1%, to US$15.9 million for 1997 from US$14.5 million for 1996. The decline in operating margins during 1997 primarily resulted from the decline in international settlement rates. The Company's operating income represented 17.6% of total operating revenues for 1997 compared to 18.4% of total operating revenues for 1996.

     OTHER INCOME (EXPENSE). Other expenses increased 22.9%, to US$12.8 million for 1997 from US$10.4 million for 1996, reflecting increases in net interest expense of US$1.3 million and foreign exchange losses of US$706,000 in 1997. Interest expense increased 45.3%, to US$16.1 million for 1997 from US$11.1 million for 1996 as a result of the issuance of the Senior Notes to refinance US$135.7 million aggregate principal amount of indebtedness. Interest expense as a percentage of total operating revenues increased to 17.9% for 1997 compared to 14.0% for 1996.

     NET EARNINGS (LOSS). Earnings before extraordinary item decreased 26.2%, to US$3.0 million for 1997 from US$4.1 million for 1996. Earnings before extraordinary item accounted for 3.4% of total operating revenues for 1997 compared to 5.2% of total operating revenues for 1996. As a result of a US$5.5 million write-off related to the retirement of indebtedness with a portion of the net proceeds from the offering of the Senior Notes during the third quarter of 1997, the Company recorded a net loss of US$2.4 million for 1997.


EFFECTS OF INFLATION

     The annual inflation rates in the Dominican Republic in 1996, 1997 and 1998 were 4.0%, 8.0%, and 7.8%, respectively. To date, the effects of inflation on TRICOM's operations have not been significant.


CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

     Through December 31, 1996, the Company used the Dominican peso as its functional and reporting currency. While a significant portion of the Company's revenues, assets and liabilities historically were denominated in U.S. dollars, a clear determination of the appropriate functional currency was difficult to make, and the Company used the Dominican peso as its functional currency. However, in the Company's opinion, with the issuance of the Senior Notes, the Company's cash flows and financial results of operations are more appropriately presented in the U.S. dollar as the functional currency. Effective January 1, 1997, the Company changed its functional currency from the Dominican peso to the U.S. dollar. The Company's financial statements for periods prior to January 1, 1997 have not been restated for this change in the functional currency. However, the Company did retroactively change its reporting currency to the U.S. dollar.

     The change in functional currency was made effective as of January 1, 1997. The effect of the change was to decrease results of operations by US$301,000 for 1997.

     The financial statements of the Company as of December 31, 1996 and for prior years have been remeasured to U.S. dollars using the methodology described in Financial Accounting Standards (FAS) No. 52. See Note 2.2 of Notes to Consolidated Financial Statements.

     The Company anticipates that this change in functional currency may diminish the impact of any future devaluation of the Dominican peso against the U.S. dollar.


LIQUIDITY AND CAPITAL RESOURCES

     Substantial capital is required to expand and operate the Company's telephone networks. During 1996, 1997 and 1998, the Company expended US$32.1 million, US$92.7 million and US$142.1 million, respectively, for capital expenditures. During 1997 and 1998, the Company made capital expenditures for the installation of additional local access lines, enhancement of the Company's cellular network, expansion of international facilities, including the installation of TRICOM's switch in New York, and other network improvements. The Company currently estimates that capital expenditures relating to the installation of approximately 45,000 wireless local lines will total approximately US$97.3 million for 1999. The Company anticipates expending approximately US$11.1 million in 1999 to enhance its cellular network by adding new cell sites and capacity to existing cell sites. The Company also anticipates expending approximately US$2.9 million and US$18.6 million during 1999 to expand its international circuit capacity and network facilities, respectively. However, the amounts to be expended in 1999 for these purposes will depend upon a number of factors, including demand for the Company's services and competition in the Company's various markets. Thereafter, the Company expects to continue to expand its network in order to increase its penetration of the residential and commercial markets.

     In August 1998, the Company selected Motorola as the infrastructure provider of CDMA technology and equipment for its WLL and PCS build-out plans. The four-year US$52 million contract with Motorola provides for the installation of 150,000 wireless subscribers. The Company is currently market testing approximately 3,000 WLL lines around the Dominican Republic's capital city of Santo Domingo and expects to be rolling this product out commercially during the second quarter of 1999. TRICOM plans to expand into five other cities during the rest of 1999. The Company anticipates that the first phase of the WLL build-out will be completed at a cost of US$12.6 million, and will deploy capacity to connect approximately 36,000 subscribers by the end of 1999. Upon completion of the first stage, the WLL system is expected to cover approximately 60% of the area of Santo Domingo. The Company expects the second stage, which will cover five additional cities, to be operational by the end of the second quarter of 1999. The Company expects to implement the third and final stage over the course of the following three years, extending coverage to seven additional cities and increasing capacity in the previously covered cities. The Company anticipates financing the cost of the first phase of the WLL with a portion of the US$68.7 in net proceeds received from the offering of 5,700,000 American Depositary Receipts which was consummated in May 1998, as well as net cash flows from operations and short-term borrowings.

     The Company anticipates that it will be able to meet its operating and capital requirements with the net proceeds received from the ADR Offering, cash flows from operating activities and available borrowings under existing short-term credit facilities. Management believes that the increased average maturity of the Company's indebtedness, as a result of its Senior Note Offering in August 1997, will enhance the Company's operational flexibility. The payment of interest on the Senior Notes for the first four interest periods has been funded with investments that are held in an escrow account, which will result in the enhancement of the Company's cash flow through 1999. Net cash provided by operating activities was US$26.8 million and US$39.1 million for 1998 and 1997, respectively, while for 1996 the Company had negative cash flow from operating activities of 2.9 million. At December 31, 1997, the Company had positive working capital of US$4.8 million, however, at December 31, 1998 and 1996, the Company had negative working capital of US$20.4 million and US$43.6 million, respectively, as a result of increased short-term borrowings.

     The Company had account receivables of US$15.9 million, US$15.8 million and US$24.0 million and allowance for doubtful accounts of US$741,000, US$669,000 and US$4.9 million at December 31, 1998, 1997 and 1996, respectively. Accounts receivables and allowance for doubtful accounts remained stable for the last two years given the implementation of tighter credit policies by the Company and increased traffic from resellers, which the Company requires to prepay for its services.

     The Company's total assets increased to US$444.8 million at December 31, 1998 from US$321.1 million at December 31, 1997. The Company's indebtedness was approximately US$279.3 million at December 31, 1998, of which US$200.0 million represented the Company's Senior Notes and US$79.3 million represented short-term borrowings, including an aggregate principal amount of US$32.0 million of industrial revenue bonds issued by the Caribbean Basin Projects Financing Authority ("Carifa Bonds"). The Company has irrevocably deposited with the trustee for the Carifa Bonds an amount estimated to be sufficient to pay the principal amount of the Carifa Bonds at their maturity in September 1, 1999 and to pay interest on such industrial revenue bonds through such date. Shareholders' equity increased to US$127.8 million at December 31, 1998 from US$42.1 million at December 31, 1997, as a result of the ADR Offering and increased net income for the period.

     As a result of the ADR Offering, GFN and Motorola were no longer required to provide guarantees of borrowings of the Company, and the Company terminated a credit facility with Citibank (the "Citibank Facility") guaranteed by Motorola, which permitted the Company to borrow up to US$11.0 million. However, in January 1999, Citibank increased its existing credit facilities to TRICOM by US$11.0 million to US$20.0 million. In addition, at January 31, 1998 the Company obtained a US$10.0 million credit facility with a local Dominican bank to finance working capital. Moreover, the Company is in the process of obtaining additional credit facilities from international banks for approximately US$17.5 million for working capital purposes. At December 31, 1998, the Company had approximately US$20.2 million available under short-term, U.S. dollar- and peso-denominated credit facilities with Dominican banks.

     The Company's total assets increased from US$18.9 million at December 31, 1992 to US$444.8 million at December 31, 1998.

     The Company has not engaged in transactions to hedge against foreign currency or interest rate fluctuations.


IMPACT OF YEAR 2000

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year (the "Year 2000 Issue"). Any of TRICOM's computer programs or hardware that have date-sensitive software or embedded microprocessors may recognize a date using "00" as the year 1900 rather than the year 2000. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Based on recent assessments, TRICOM has determined that it will be required to modify or replace some portions of its software, and, to a lesser extent, its hardware so that those systems will properly utilize dates beyond December 31, 1999. TRICOM believes that with modification and replacement of existing software and hardware, the Year 2000 Issue can be substantially mitigated. However, if such modifications and replacements are not made, or are not completed on a timely basis, the Year 2000 Issue could have a material impact on the operations of TRICOM. The Company currently anticipates that such replacements and modifications will be completed on a timely basis.

     TRICOM's plan to resolve Year 2000 Issues involves four phases: assessment, remediation, testing and implementation. TRICOM's management information systems ("MIS") department has completed an assessment of all material information technology systems that would be affected by the Year 2000 Issue if not modified and has initiated a program to modify or replace portions of its software so that TRICOM's computer systems will function properly after December 31, 1999. TRICOM's financial systems, including general ledger, accounts payable, purchase orders, fixed assets and inventory control functions, already have been upgraded and are Year 2000 compliant. TRICOM's systems that assist in the management of service orders, facilities management, engineering work orders, toll rating, toll editing and trouble tracking are now Year 2000 compliant. The MIS department has assessed and modified the BIOS of every computer on the Company's internal network, and every computer on such network is now Year 2000 compliant. The MIS department has commenced a software application development project to improve TRICOM's billing system and make such systems Year 2000 compliant. The Company anticipates that the new billing application platform will be completed by the second quarter of 1999. TRICOM expects software reprogramming and replacement, testing and implementation to be completed by the second quarter of 1999.

     TRICOM's network engineering department has identified every component of the Company's telecommunications network that may be subject to Year 2000 failures. The Company anticipates that it will have remedied or replaced any network components that are not Year 2000 compliant by the end of the second quarter of 1999. The remediation or replacement of telecommunications equipment depends primarily on the manufacturers of that equipment for modifications. TRICOM is also in the process of assessing the extent to which its suppliers of other products and services will be able to supply TRICOM after December 31, 1999. TRICOM has initiated communications with all of its significant equipment vendors and other suppliers. TRICOM has not obtained timetables of expected completion dates of modification, testing and implementation from all of the vendors and suppliers. TRICOM does not control its equipment vendors and other suppliers, but is attempting to have such timetables submitted in the second quarter of 1999. The effect on TRICOM's operations of not having these systems remediated could be significant.

     TRICOM believes that its Year 2000 assessment and remediation program is approximately 86% complete with respect to its critical business systems and 81% complete with respect to its network. The total cost of the Year 2000 project is estimated to be less than US$100,000 and is being expensed as incurred and funded through operating cash flows.

     TRICOM conducts transactions that interface directly with other domestic and international telecommunications networks. There is no guarantee that the networks of other companies to which TRICOM's network connects will be timely compliant or that the failure to so comply would not have an adverse effect on TRICOM's network. Furthermore, there can be no assurance that other telecommunications providers will not experience material business disruptions that could affect TRICOM as a result of the Year 2000 Issue. TRICOM plans to complete communications with important international carriers and providers of international connectivity as to their Year 2000 readiness in the second quarter of 1999. The communications to date from such third parties to TRICOM's inquiries do not indicate that these third parties expect, at this time, to be non-compliant by the Year 2000 based on their progress to date. However, the inability of a substantial number of third parties to complete their Year 2000 resolution process could materially impact TRICOM. For example, the failure of satellite circuits or international gateway switches to function properly as a result of the Year 2000 Issue could cause significant disruptions in TRICOM's ability to generate revenues, which could have a material adverse effect on TRICOM's results of operations and financial condition.

     TRICOM is developing a contingency plan in case of failure of its information technology systems, but it anticipates that it will have tested such plan by the second quarter of 1999. In the event TRICOM's vendors or the telecommunications networks with which it connects do not expect to be Year 2000 compliant, TRICOM's contingency plan may include replacing such vendors or conducting the particular operations itself.

     TRICOM's schedule for completing its Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, and other factors. Estimates on the status of completion and the expected completion dates are based on progress to date compared to the timetable established by its management. TRICOM has not employed the services of independent contractors to verify TRICOM's assessment and estimates related to the Year 2000 problem. There can be no guarantee that these estimates will be achieved and actual results could differ materially from these plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

ITEM 9A  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     The following discussion about market risks to certain financial instruments of the Company includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

     The Company is exposed to market risks from adverse changes in interest rates and foreign exchange rates. TRICOM does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes. In addition, TRICOM does not engage in any interest rate or foreign currency exchange rate hedging transactions.

INTEREST RATE RISK

     TRICOM's interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At
December 31, 1998, TRICOM had outstanding US$200 million aggregate principal amount of long-term debt, representing TRICOM's Senior Notes. The Senior Notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such Senior Notes was approximately US$164 million at December 31, 1998. See
Note 14 of Notes to Consolidated Financial Statements.

     TRICOM's primary exposure to market risk for changes in interest rates relates to its short-term borrowings from Dominican banks. At December 31, 1998, the Company had US$47.3 million of short-term borrowings, including trade finance, outstanding from Dominican and international banks mostly denominated in US$ dollars. The Company's short-term borrowings bore interest at rates ranging from 9.5% to 12.5% per annum, except for borrowings denominated in Dominican pesos which bore annual interest at 26%. During 1998, TRICOM's short-term debt bore interest at an average rate of 10.0% per annum. A 10% increase in the average rate for TRICOM's short-term debt would have decreased the Company's 1998 net income by approximately US$50,400.

     The amount of short-term debt discussed above excludes US$32 million aggregate principal amount of industrial revenue bonds which mature in September 1999. TRICOM has deposited irrevocably funds with the trustee of such bonds in an amount sufficient to pay all accrued interest and principal at maturity.

FOREIGN EXCHANGE RISKS

     The Company is subject to currency exchange risks. During 1998, TRICOM generated US$50.3 in US dollars and US$75.2 million in Dominican pesos. In addition, at December 31, 1998, the Company had US$44.1 million of US dollar denominated debt and approximately US$3.2 million of Dominican peso denominated debt outstanding. At December 31, 1998, TRICOM had an indexed debt to the dollar of RD$35.0 million at a contracted exchange rate of RD$15.50 per US$1.00, resulting in a obligation of US$2,258,064.

     Dominican foreign exchange regulations require TRICOM and other telecommunications companies to convert all of its US dollar revenues into Dominican pesos at the official exchange rate, and it must purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During 1998, the average official exchange rate was RD$14.70 per US$1.00 while the average private market rate was RD$15.23 per US$1.00.

     The Company's functional currency is the US dollar and, as a result, it must translate the value of Dominican peso-denominated assets into US dollars when compiling its financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the US dollar. During 1998, TRICOM recognized an approximate US$104,000 foreign exchange gain. If the Dominican peso had devalued by an additional 10% against the US dollar during 1998 on average, then TRICOM would have realized a foreign exchange gain of US$112,000.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT


DIRECTORS AND EXECUTIVE OFFICERS

     The Company is managed by a Board of Directors, the members of which, in accordance with the Company's By-laws, are elected at the annual shareholders' meeting and serve for a period of one year. The Board of Directors is composed of a Chairman, Vice President, Secretary, Treasurer and eight additional members. The Board of Directors must meet at least once every three months. Special meetings of the Board of Directors may be held at any time.

     The names of the directors and executive officers of the Company are set forth below together with their ages at March 31, 1999 and current positions at the Company.



                    NAME                           AGE      POSITION
---------------------------------------------      ---    ------------

BOARD OF DIRECTORS

  Named by GFN Corporation, Ltd.:

    Manuel Arturo Pellerano Pena...........         45    Chairman
    Hector Castro Noboa....................         58    Vice President
    Marcos J. Troncoso.....................         51    Secretary
    Juan Felipe Mendoza....................         45    Treasurer
    Raisa Gil de Fondeur...................         51    Director
    Anibal de Castro.......................         49    Director

  Named by Motorola, Inc.:

    Richard W. Gasink......................         48    Director
    Fernando Simo..........................         52    Director
    Kevin Wiley............................         39    Director
    Jesus Barona...........................         38    Director

  Independent Directors:

    Fernando Antonio Rainieri..............         51    Director
    Jose Manuel Villalvazo.................         52    Director


EXECUTIVE OFFICERS
    Manuel Arturo Pellerano Pena...........         45    Chief Executive Officer
    Carl H. Carlson........................         41    Executive Vice President
                                                           and Member of the Office
                                                           of the President

    Marcos J. Troncoso.....................         51    Executive Vice President
                                                           and Member of the Office
                                                           of the President

    Carlos F. Vargas.......................         45    First Vice President, Finance
                                                            and Administration
    Carlos Ramon Romero....................         46    First Vice President,
                                                            Residential and Business
                                                            Services
    Ramon Tarrago..........................         35    First Vice President,
                                                            International Business
    Virgilio Cadena del Rosario............         47    First Vice President,
                                                            Network and Engineering


     Each of the current members of the Board of Directors has been elected pursuant to a shareholders agreement, dated August 12, 1993, among Motorola, Oleander Holdings, Inc. and Compania Tropical del Caribe, which are wholly owned subsidiaries of GFN, and Maxpe S.A. and Artpe, S.A., corporations owned by a principal of GFN and the Company's President, respectively. After the Company's initial public offering was consummated, such agreement was amended and restated. The size of the Board of Directors was increased to 12 members. Two of the newly appointed directors are independent directors, who are not current or former officers or employees and are not, or have been, otherwise affiliated with either Motorola or GFN.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 1998 to its directors and executive officers, as a group (17 persons), was US$2.7 million.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     In connection with the Offering of the American Depositary Receipts, the Board of Directors of the Company adopted resolutions to approve the Company's 1998 Long-Term Incentive Plan (the "Plan"). The Board of Directors of the Company, which administers the Plan, approved the granting of options to purchase 473,666 shares of Class A Common Stock to officers and employees. Each option so granted will have an exercise price equal to the initial public offering price in the Offering, will expire on the tenth anniversary of the date of grant and, commencing on or about April 1, 2001, will become exercisable with respect to 50% of the shares of Class A Common Stock subject to the option. Each such option will be fully exercisable after April 1, 2003.



INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS


TRANSACTIONS WITH GFN

     GFN is one of the Dominican Republic's largest privately held companies, with interests in insurance, finance and publishing. GFN provides a number of managerial services to its affiliated companies, including TRICOM, for which the affiliated companies are billed based upon, among other things, the number of hours that a particular GFN employee spends on providing such services. GFN employees have provided to the Company internal auditing, public relations, management information services, legal and personnel management services. For 1998, the Company paid to GFN US$462,926 for such services. GFN also provides security services to the Company for which the Company paid US$105,465 in 1998. The Company anticipates that it will continue to receive such services from GFN.

     The Company leases certain premises and equipment from GFN and its affiliates. During 1998, the Company paid to GFN and its affiliates US$61,535 for the use of such premises and equipment.

     The Company provides life insurance to its employees and has obtained other insurance through Compania Nacional de Seguros, a GFN affiliated insurance company. The Company paid insurance premiums to affiliates of GFN totaling US$2.2 millions in 1998.


TRANSACTIONS WITH MOTOROLA

     The Company has purchased telecommunications equipment from Motorola, particularly for the development of its mobile cellular system for aggregate consideration of US$22.9 million during 1998.

     In August 1998, the Company and Motorola entered into a contract pursuant to which Motorola will provide and install equipment to connect 150,000 wireless subscribers. The term of the contract is for four years, and TRICOM will pay Motorola US$52 million under the terms of the contract. The parties negotiated the contract on an arms-length basis.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.


                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

     None.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     The Registrant has responded to Item 18.



ITEM 18.  FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of all financial statement filed as part of this Annual Report.



ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

    Independent Auditors' Report ......................................... F-2
    Consolidated Balance Sheets as of December 31, 1997 and 1998 ......... F-3
    Consolidated Statements of Operations for the Years Ended
         December 31, 1996, 1997 and 1998 ................................ F-5
    Consolidated Statements of Shareholders' Equity for the Years Ended
         December 31, 1996, 1997 and 1998 ................................ F-6
    Consolidated Statements of Cash Flows for the Years Ended
         December 31, 1996, 1997 and 1998 ................................ F-7
    Notes to Consolidated Financial Statements ........................... F-9

(B)  EXHIBITS

     2.1 CDMA Amendment to Cellular System Purchase Agreement between TRICOM, S.A and Motorola, Inc.

                          TRICOM, S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           PAGE
                                                                           ----

Independent Auditors' Report .............................................. F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998 .............. F-3

Consolidated Statements of Operations for the Years Ended
   December 31, 1996, 1997 and 1998 ....................................... F-5

Consolidated Statements of Shareholders' Equity for the Years Ended
   December 31, 1996, 1997 and 1998 ....................................... F-6

Consolidated Statements of Cash Flows for the Years Ended
   December 31, 1995, 1997 and 1998 ....................................... F-7

Notes to Consolidated Financial Statements ................................ F-9

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors of
TRICOM, S.A. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of TRICOM, S.
A. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year-period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRICOM, S.
A. and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the years in the three year-period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States of America.

                                             PEAT, MARWICK, MITCHELL & CO.



                                             Member firm of KPMG International



Santo Domingo, Dominican Republic
January 29, 1999

                          TRICOM, S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998

                                                                    DECEMBER 31
                                                           ---------------------------
                        ASSETS                                1997            1998
-------------------------------------------------------    -------------  ------------
Current assets:
  Cash and cash equivalents (notes 4 and 6)..........    US$  5,732,505    US$ 15,377,410

  Accounts receivable (notes 5, 6 and 11):
    Customers........................................         6,747,148         9,168,740
    Carriers.........................................         5,546,399         4,153,003
    Related parties..................................           625,248           163,110
    Officers and employees...........................           200,294           275,069
    Current portion of long term accounts receivable.           281,382            75,071
    Other............................................         2,390,098         2,113,228
                                                             15,790,569        15,948,221
                                                             ----------        ----------
    Allowances for doubtful accounts.................          (668,827)         (740,687)
                                                             ----------        ----------
      Accounts receivable, net.......................        15,121,742        15,207,534

  Current portion of pledged securities (notes 7 and 14)     22,750,000        54,470,478
    Inventories, net ................................         5,633,477         8,687,356
    Prepaid expenses ................................         2,518,052         2,921,680
    Deferred income taxes (note 17) .................                --           556,949
                                                             ----------        ----------
      Total current assets...........................        51,755,776        97,221,407
                                                             ----------        ----------

Long-term accounts receivable........................           966,592            91,556
Unearned interest....................................          (204,576)               --
                                                             ----------        ----------
  Long-term accounts receivable, net.................           762,016            91,556
                                                             ----------        ----------

Investments (notes 7 and 14):
  Pledged securities.................................        53,018,390                --
  Others.............................................         1,796,521         2,164,387
                                                             ----------        ----------
    Total investments................................        54,814,911         2,164,387
                                                            -----------       -----------
Property and equipment, net (notes 3 and 14).........       202,977,596       330,456,448
Other assets at cost, net of amortization (notes 8
  and 19).............................................       10,833,238        14,880,805
                                                         --------------    --------------
                                                         US$321,143,537    US$444,814,603
                                                         ==============    ==============


        See accompanying notes to the consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

                                                                     DECEMBER 31
                                                          -------------------------------
         LIABILITIES AND STOCKHOLDERS' EQUITY                   1997           1998
-------------------------------------------------------   --------------   --------------
Current liabilities:

  Notes payable (notes 6, 9, 10 and 14):
    Borrowed funds - banks...........................     US$  5,905,005   US$ 21,665,516
    Borrowed funds - related parties.................          4,849,818       25,591,915
    Current portion of long-term debt ...............                 --       32,000,000
                                                          --------------   ---------------
                                                              10,754,823       79,257,431
                                                          --------------   ---------------

  Accounts payable (notes 6 and 11):
    Carriers.........................................          2,327,768        3,106,898
    Suppliers........................................         17,746,637       11,772,957
    Other............................................          1,023,478        1,566,076
                                                          --------------   ---------------
                                                              21,097,883       16,445,931

  Other liabilities (notes 12 and 19)................          3,039,761        7,413,821
  Accrued expenses (note 13).........................         12,017,371       13,887,974
                                                          --------------   ---------------

    Total current liabilities........................         46,909,838      117,005,157
                                                          --------------   ---------------

Reserve for severance indemnities....................            140,641           42,886

Deferred income tax (note 17)........................                 --          205,258

Long-term debt, excluding current portion (note 14):
  Carifa loan........................................         32,000,000               --
  Senior Notes.......................................        200,000,000      200,000,000
                                                          --------------   ---------------

    Total liabilities................................        279,050,479      317,253,301
                                                          --------------   ---------------


Shareholders' equity (notes 15 and 21):
  Class A common stock at RD$10 par
    value;
    Authorized 55,000,000 shares;
    5,700,000 shares issued at
    December 31,
    1998.............................................                 --        3,750,000
  Class B common stock RD$10 par value in 1998 and no
    par value in 1997; Authorized 25,000,000 shares
    at December 31, 1997 and 1998; shares issued
    19,390,528 shares at December 31, 1997 and                43,357,343
    19,144,544 at December 31, 1998..................                          12,595,095
  Additional paid-in capital ........................                 --       94,015,852
  Retained earnings..................................          1,318,523       19,224,112
  Equity adjustment for foreign currency translation.         (2,023,757)      (2,023,757)
                                                          --------------   ---------------
                                                              42,652,109      127,561,302
  Less treasury stock at cost, 245,985 Class B
    shares, at cost..................................           (559,051)              --
                                                          --------------   ---------------
                                                              42,093,058      127,561,302

  Commitments and contingencies (notes 14, 16, 17,
    18, 19 and 20)...................................                 --               --
                                                          --------------   ---------------

                                                          US$321,143,537   US$444,814,603
                                                          ==============   ===============

        See accompanying notes to the consolidated financial statements.




                          TRICOM, S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


                                                          YEARS ENDED DECEMBER 31,
                                          ------------------------------------------------
                                                1996              1997           1998
                                                ----              ----           ----
Operating revenues (note 6):
  Toll .................................  US$ 13,107,824   US$ 15,510,968  US$ 17,644,573
  International revenues................      42,068,914       39,432,385      50,332,088
  Local service.........................       1,769,957        6,411,831      12,941,983
  Cellular..............................      11,011,194       13,073,309      20,363,647
  Paging................................       5,170,031        5,079,103       4,527,579
  Sale and lease of equipment...........       3,968,812        5,502,276       4,114,513
  Installations.........................       1,942,858        5,070,888      12,936,817
  Other.................................          23,975           21,246       2,640,192
                                          --------------   --------------  --------------
    Total operating revenues............      79,063,565       90,102,006     125,501,392
                                          --------------   --------------  --------------

Operating costs:
  Satellite connections and carrier
    (note 19)...........................      30,171,576       31,270,652      32,308,880
  Network depreciation .................       5,797,312        7,432,818      11,382,446
  Expenses in lieu of income taxes
    (note 16)...........................       5,347,623        6,248,317       9,561,710
  General and administrative expenses,
    including depreciation charges by
    US$721,676 and US$1,956,121, and
    US$3,239,714 as of December 31,
    1996, 1997 and 1998, respectively
    (notes 6, 18 and 19)................      22,185,197       25,631,257      39,379,388
  Other.................................       1,021,417        3,659,422       3,391,347
                                          --------------   --------------  --------------
    Total operating costs...............      64,523,125       74,242,466      96,023,771
                                          --------------   --------------  --------------

    Operating income....................      14,540,440       15,859,540      29,477,621
                                          --------------   --------------  --------------

Other income (expenses):
  Interest expense (note 6).............     (11,080,187)     (16,100,251)    (18,006,286)
  Interest income (note 6 and 7)........         380,938        4,053,079       5,133,348
  Gain on sale of fixed assets..........             213               --              --
  Foreign currency exchange gain (loss)           23,275         (705,983)        104,414
  Other ................................         232,899          (83,097)        844,801
                                          --------------   --------------  --------------
    Other expenses, net.................     (10,442,862)     (12,836,252)    (11,923,723)
                                          --------------   --------------  --------------
Earnings before income taxes and
    extraordinary item..................       4,097,578        3,023,288      17,553,898
Income tax benefit-deferred (note 17)...              --               --         351,691
Earnings before extraordinary item......       4,097,578        3,023,288      17,905,589
Extraordinary item -- early
    extinguishment of debt (note 14)....              --       (5,452,995)             --
                                          --------------   --------------  --------------

    Net earnings (loss).................  US$  4,097,578   US$ (2,429,707) US$ 17,905,589
                                          ==============   ==============  ==============

Basic earnings per common share:
  Earnings before extraordinary item....  US$       0.41   US$       0.17  US$       0.78
  Extraordinary item....................              --            (0.31)            --
                                          --------------   --------------  --------------
  Net earnings (loss)...................  US$       0.41   US$       0.14  US$       0.78
                                          ==============   ==============  ==============
Number of common shares used in
     calculation........................       9,880,403       17,600,360      22,944,544
                                          ==============   ==============  ==============


        See accompanying notes to the consolidated financial statements.





                          TRICOM, S.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998



                               NUMBER OF
                             COMMON SHARES
                                ISSUED                     COMMON STOCK
                          ---------------------       ----------------------
                           CLASS A      CLASS B       CLASS A        CLASS B
                           -------      -------       -------        -------
Balance at
  December 31, 1995..           --   10,126,388             --     23,357,343
Equity adjustment
  for foreign currency
  translation........           --           --             --             --
Transfer to legal
  reserve............           --           --             --             --
Net earnings.........           --           --             --             --
                         ---------   ----------  -------------  -------------
Balance at
  December 31, 1996..           --   10,126,387             --     23,357,343

Issuance of common
  shares.............           --    9,264,141             --     20,000,000
Net loss.............           --           --             --             --
                         ---------   ----------  -------------  -------------
Balance at
  December 31, 1997..           --   19,360,529             --     43,357,343
Issuance of
  common shares, net
  of issuance cost of
  US$6,537,345 (note
  15)................    5,700,000           --      3,750,000             --
Effect of change from
  no par value to
  RD$10 par value
  (note 15)..........           --           --             --    (30,203,197)
Retirement of
  treasury stock as a
  result of initial
  public offering....           --     (245,985)            --       (559,051)
Transfer to legal
  reserve (note 21)..           --           --             --             --
Net earnings.........           --           --             --             --
                         ---------   ----------  -------------  -------------
Balance at
  December 31, 1998..    5,700,000   19,144,544  US$ 3,750,000  US$12,595,095
                         =========   ==========  =============  =============




                                                        RETAINED EARNINGS
                                ADDITIONAL      ------------------------------
                                 PAID IN        APPROPRIATED
                                 CAPITAL        LEGAL RESERVE   UNAPPROPRIATED
                               -----------      -------------   --------------
Balance at
  December 31, 1995..                --              --        (349,348)
Equity adjustment
  for foreign currency
  translation........                --              --              --
Transfer to legal
  reserve............                --         600,233        (600,233)
Net earnings.........                --                       4,097,578
                          -------------   -------------   -------------
Balance at
  December 31, 1996..                --         600,233       3,147,997
Issuance of common
  shares.............                --              --              --
Net loss.............                --                      (2,429,707)
                          -------------   -------------   -------------
Balance at
  December 31, 1997..                --         600,233         718,290
Issuance of
  common shares, net
  of issuance cost of
  US$6,537,345 (note
  15)................        63,812,655              --              --
Effect of change from
  no par value to
  RD$10 par value
  (note 15)..........        30,203,197              --              --
Retirement of
  treasury stock as a
  result of initial
  public offering....                --              --              --
Transfer to legal
  reserve (note 21)..                --         571,955        (571,955)
Net earnings.........                --              --      17,905,589
                          -------------   -------------   -------------
Balance at
  December 31, 1998..     US$94,015,852   US$ 1,172,188   US$18,051,924
                          =============   =============   =============

        See accompanying notes to the consolidated financial statements.



                          TRICOM, S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998




                            EQUITY
                          ADJUSTMENT
                              FOR
                            FOREIGN
                           CURRENCY        TREASURY      SHAREHOLDER'S   COMPREHENSIVE
                         TRANSLATION        STOCK         EQUITY, NET    INCOME (LOSS)
                         -----------       --------      -------------   -------------
Balance at
  December 31, 1995..        (229,684)       (559,051)      22,219,260        (229,684)
Equity adjustment
  for foreign currency
  translation........      (1,794,073)             --       (1,794,073)     (1,794,073)
Transfer to legal
  reserve............              --              --               --              --
Net earnings.........              --              --        4,097,578       4,097,578
                        -------------     -----------   --------------   -------------
Balance at
  December 31, 1996..      (2,023,757)       (559,051)      24,522,765       2,073,821
Issuance of common
  shares.............              --              --       20,000,000              --
Net loss.............              --              --       (2,429,707)     (2,429,707)
                        -------------     -----------   --------------   -------------
Balance at
  December 31, 1997..      (2,023,757)       (559,051)      42,093,058        (355,886)
Issuance of
  common shares, net
  of issuance cost of
  US$6,537,345 (note
  15)................              --              --       67,562,655              --
Effect of change from
  no par value to
  RD$10 par value
  (note 15)..........              --              --               --              --
Retirement of
  treasury stock as a
  result of initial
  public offering....              --         559,051               --              --
Transfer to legal
  reserve (note 21)..              --              --               --              --
Net earnings.........              --              --       17,905,589      17,905,589
                        -------------     -----------   --------------   -------------
Balance at
  December 31, 1998..   US$(2,023,757)    US$      --   US$127,561,302   US$17,549,703
                        =============     ===========   ==============   =============


         See accompanying notes to the consolidated financial statements





                                                     TRICOM, S.A. AND SUBSIDIARIES

                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998






                                                         YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------
                                               1996             1997           1998
                                          --------------   -------------   --------------
Cash flows provided by (used in)
  operating activities:
  Net earnings (loss) ..................   US$ 4,097,578   US$(2,429,707)   US$17,905,589
  Adjustments to reconcile net
    earnings (loss) to net cash
    provided by (used in)
    operating activities:
    Depreciation .......................       6,518,988        9,388,939       14,622,160
    Amortization of debt issue cost ....            --            484,231        1,381,361
    Allowance for doubtful accounts ....       5,498,743        1,929,167        1,665,349
    Gain on sale of fixed assets .......            (213)            --               --
    Unrealized loss (gain) in foreign
       exchange                                  (23,275)         705,983           31,106
    Reserve for severance indemnities ..          56,760          329,153          257,690
    Extraordinary item -- early
       extinguishment of debt...........            --          5,452,995             --
    Deferred income tax, net ...........            --               --           (351,691)
    Net changes in assets and
      liabilities:
      Accounts receivable ..............     (12,706,835)       2,052,023       (3,681,109)
      Inventories ......................       1,996,493        3,515,558       (3,053,879)
      Prepaid expenses .................      (1,302,071)         (33,514)        (403,628)
      Long-term accounts receivable ....         312,247          498,121          866,997
      Unearned interest ................        (328,241)        (355,121)        (204,576)
      Other assets .....................      (5,866,462)     (10,364,826)      (5,542,150)
      Accounts payable .................        (307,115)      17,321,727       (4,471,048)
      Other liabilities ................         491,112        1,993,429        4,387,282
      Accrued expenses .................      (1,068,941)       9,071,492        3,857,953
      Reserve for severance
      indemnities ......................        (227,257)        (464,519)        (355,445)
                                          --------------   --------------   --------------

Total adjustments ......................      (7,006,067)      41,524,838        9,006,372
                                          --------------   --------------   --------------
                                          --------------   --------------   --------------
    Net cash provided by (used in)
      operating activities..............      (2,908,489)      39,095,131       26,911,961
                                          --------------   --------------   --------------

Cash flows from investing activities:
  Acquisition of investments ...........        (377,505)     (75,967,805)        (367,866)
  Proceeds from maturity of U.S.
     Treasury Bonds.....................            --               --         21,297,912
  Cancellation of investments ..........          40,631             --               --
  Acquisition of property and
    equipment ..........................     (32,103,812)     (92,667,874)    (142,101,012)
  Cash received on sale of
    fixed assets .......................             213             --               --
                                          --------------   --------------   --------------
    Net cash used in investing
      activities .......................     (32,440,473)    (168,635,679)    (121,170,966)
                                          --------------   --------------   --------------

Cash flows from financing activities:
  Borrowed funds from banks ............      45,192,598             --         23,234,625
  Principal payments to banks ..........     (44,394,872)     (36,410,367)      (7,474,114)
  Borrowed funds from related parties ..      24,645,818        1,393,728       57,019,761
  Principal payments to related
     parties ...........................     (17,628,663)     (15,626,945)     (36,277,664)
  Short term obligations ...............      (4,223,100)      (2,235,955)            --
  Issuance (redemption) of short-term
    bonds...............................       3,827,000       (7,061,768)            --
  High yield bond issue ................            --        200,000,000             --
  Long-term debt .......................      28,000,000      (28,000,000)            --

  Issuance of common stock .............            --         20,000,000       67,562,655
                                          --------------   --------------   --------------
    Net cash provided by financing
      activities........................      35,418,781      132,058,693      104,065,263
                                          --------------   --------------   --------------

Effect of exchange rate changes
  on cash ..............................      (1,770,798)      (1,077,444)        (161,353)
                                          --------------   --------------   --------------

Net increase (decrease) in cash and
  cash equivalents......................      (1,700,979)       1,440,701        9,644,905


Cash and cash equivalents at
  beginning of the year.................       5,992,783       4,291,804        5,732,505
                                          --------------   -------------    -------------
Cash and cash equivalents at end of
  the year..............................  US$  4,291,804  US$  5,732,505   US $15,377,410
                                          ==============  ==============   ==============

Supplemental information:
  Expense in lieu of income
    tax paid ...........................      (4,709,980)     (5,908,420)      (9,027,468)
  Interest paid (net of
    capitalization) ....................  US$(11,408,428) US$(15,367,463)  US$(17,061,409)
                                          ==============  ==============   ==============


        See accompanying notes to the consolidated financial statements.




                          TRICOM, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998




1   ORGANIZATION AND NATURE OF BUSINESS

          The consolidated financial statements of TRICOM, S.A. include operations of the following companies in the communications industry, which are identified as and operate in the Dominican Republic and New York, U.S.A., under the commercial name TRICOM:

     TRICOM, S.A. (Parent Company)
     GFN Comunicaciones, S.A.
     Bay Tel Communication,
     S.A. TRICOM USA, Inc.
     Call Tel Corporation

          TRICOM, S.A. ("TRICOM" or the "Company") was originally formed under the laws of the Dominican Republic as Telepuerto San Isidro, S.A. on January 25, 1988. On December 12, 1995 its legal name was changed to
     TRICOM, S.A. The Company is a diversified telecommunications company which provides international and domestic long distance, basic local service, cellular and paging telephone services in the Dominican Republic and New
     York, U.S.A.

          The Company's operations are governed by Telecommunication Law No. 118 and by a concession agreement signed with the Dominican Government and confirmed by the National Congress on April 30, 1990. This agreement is for a term of 20 years through June 30, 2010, subject to renewal for an additional 20-year term. The Company was formed by GFN Corporation, Ltd.
     ("GFN"), one of the Dominican Republic's largest private holding companies, with equity interests in insurance, finance and publishing companies. GFN currently holds a 60% interest in the Company. In 1993, Motorola, Inc.
     purchased a 40% interest in the Company. Motorola, Inc. has provided guarantees for the debt financing used to expand the Company's infrastructure during its early stages of its development and has assisted in, and continues to advise on, the development of the Company's network infrastructure.

          GFN Comunicaciones, S.A. ("Comunicaciones"), was formed on April 19,
     1989 under the laws of the Dominican Republic. It began its operations in 1992 and ceased operations on July 19, 1995, when substantially all of its operations and assets were transferred to TRICOM. Comunicaciones is currently inactive.

          Bay Tel Communication, S.A. ("Bay Tel") is a corporation organized under the laws of the Republic of Panama. It was formed on June 25, 1991, and ceased its operations during 1995, when its net assets and operations were transferred to TRICOM, S.A. (Parent Company).

          TRICOM USA, Inc. ("TRICOM USA") was formed on January 15, 1992 under the General Corporation Law of Delaware. In September 1995, the United
     States Federal Communications Commission ("FCC") authorized the Company's subsidiary, TRICOM USA, to operate as a facilities-based carrier in the United States. Since TRICOM USA received a license from the FCC, the Company has an alternative means of sending and receiving traffic, potentially reducing the Company's dependence on other U.S. carriers.
     TRICOM USA began its operations in 1997.



                          TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


          Call Tel Corporation ("Call Tel") is a corporation organized under the laws of the Republic of Panama. It was formed on September 3, 1996 and began its operations in 1997. Its activities consist of operators assisted communications in the Dominican Republic.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

          The accompanying consolidated financial statements include the accounts of TRICOM, S.A. and its wholly owned subsidiaries Comunicaciones, Bay Tel, TRICOM USA and Call Tel. All significant intercompany accounts and transactions have been eliminated in consolidation.

          The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United
     States. The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates and assumptions.

2.2 FOREIGN CURRENCIES -- CHANGE IN FUNCTIONAL CURRENCY AND REPORTING CURRENCY

          Through December 31, 1996, the Company utilized the Dominican peso
     ("RD$") as its functional and reporting currency. While historically a significant portion of the Company's revenues, assets and liabilities were denominated in U.S. dollars, a clear determination of the functional currency was difficult and the Company utilized the Dominican peso as its functional currency through December 31, 1996. However, on August 15, 1997, the Company issued $200,000,000 of U.S. dollar denominated notes due in the year 2004.

          In the Company's opinion, with the issuance of this dollar denominated debt, the Company's cash flows and financial results of operations are more appropriately presented with the U.S. dollar as the functional currency and effective January 1, 1997, the Company changed its functional currency from the Dominican peso to the U.S. dollar. Financial Statements for periods prior to January 1, 1997, have not been restated for this change in the functional currency. However, the Company did retroactively change its reporting currency to the U.S. dollar.

          The consolidated financial statements of the Company as of December
     31, 1996 and for prior years have been remeasured to U.S. dollars using the methodology described in the Statement of Financial Accounting Standard
     ("SFAS") No. 52. Assets and liabilities were translated to the U.S. dollar at the exchange rate prevailing at the balance sheet date for those years.
     Revenues and expenses are translated to U.S. dollars at the weighted average exchange rate in effect during the reporting period. Translation adjustments resulting from the conversion of the consolidated financial statements to the reporting currency are accumulated and presented in a separate component of equity in the accompanying consolidated balance sheets for those years.

          For purposes of remeasuring the books and records of the Company to the new functional currency in 1997, the translated balances as of December
     31, 1996, became the opening balances for the new accounting basis.

          Commencing January 1, 1997, upon the change in functional and reporting currency, instead of recognizing exchange gains and losses arising from currencies other than the Dominican peso, the Company recognized these gains and losses from currencies other than the U.S.
     dollar. As of December 31, 1997 and 1998, the rates used by the Company to translate the Dominican pesos denominated accounts at the end of the year were RD$14.35 and RD$15.6; RD$14.25 and $15.17 as the average rate, respectively. Panamanian Balboas are B/.1.00 to the US dollar.



                          TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2.3 CASH AND CASH EQUIVALENTS

          For the purpose of the statements of cash flows, the Company considers as cash equivalents: cash, time deposits and highly liquid debt instruments with original maturities of three months or less.

2.4 ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts receivable is established through a charge to an expense account. The Company reserves 100% of the accounts receivable balances which are past due over 90 days.

2.5 INVENTORIES

     Inventories are valued at the lower of average cost or market.

2.6 INVESTMENT SECURITIES

          The Company has classified all of its marketable debt securities as held-to-maturity and has accounted for these investments at amortized cost.
     Any premium and discount is amortized or accreted over the life of the related security. Accordingly, no adjustment for unrealized holding gains or losses has been reflected in the Company's financial statements.

2.7 PROPERTY AND EQUIPMENT

          Property and equipment are carried at cost. Construction costs and equipment installations in process are maintained as construction projects until they are completed and/or equipment is placed in service.
     Depreciation is calculated and recorded starting with the first full month that the assets are placed in service.

2.8 DEPRECIATION

          The depreciation method used by the Company is the straight-line method, that is, the uniform distribution of cost over the estimated useful lives of the corresponding assets.

          The estimated useful lives of assets are as follows:

                                                                 DEPRECIATION
                                                       YEARS    RATE PER BOOKS
                                                      -------   --------------
Buildings and improvements..........................    50                2%
Furniture, equipment and transportation equipment...   5 - 10        20--10%
Equipment for lease.................................   3 - 4         33--25%
Operation and communication equipment...............    15             6.67%
Cellular phones.....................................     3               33%
Computer equipment..................................     6            16.67%
                                                      =======   ==============


2.9 OTHER ASSETS

          Other assets consist principally of deferred debt issue costs and right of use of frequency. Deferred debt issue costs are amortized over the debt service period of the related debt. For the years ended at December
     31, 1997 and 1998, amortization expense of deferred debt issue amounts to $484,231 and $1,381,361. The right of use of frequency cost will be amortized over a period of 20 years, commencing March 20, 1999, date in which the right of use will be effective.

2.10. SEVERANCE INDEMNITIES

          According to the Labor Code of the Dominican Republic, employers are required to provide severance indemnities to those workers whose labor contracts are terminated without justified cause. Justified cause is



                          TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     defined in the Labor Code as including misstatements by an employee in his job application, termination of an employee within three months of his hire for poor performance, dishonesty, threats of violence, willful or negligent destruction of property, unexcused absence, or termination of the job for which the employee was hired. The Company maintains reserves to cover severance indemnities based on its experience in this area.

2.11 REVENUE RECOGNITION

          Revenues are recognized as earned depending on the type of service rendered as follows:

     TOLL REVENUES

          Toll revenues are amounts received by the Company from customers in the Dominican Republic for international and domestic long distance calls.
     These revenues are recognized as they are rendered.

     INTERNATIONAL REVENUES

          International settlement revenues represent amounts recognized by the Company for termination of traffic based on minutes from foreign telecommunications carriers into the Dominican network, as per operating agreements between the Company and each such carrier.

     PREPAID CALLING CARD REVENUES

          The Company recognizes revenue for prepaid calling cards based on card usage. The Company accounts for cash received from the sale of prepaid calling cards as deferred revenues, which are then recognized as the cards are used. This revenue may be part of the toll or international revenues depending on the call destination.

     LOCAL SERVICE REVENUE

          Local service revenue consist of wireline rent, local measured service as well as charges for "Custom local access signaling services" (CLASS), which includes call forwarding, tree-way calling, call waiting, call waiting and voice mail. It also includes collect call revenues and revenues from other miscellaneous wireline services.

     CELLULAR REVENUES

          Represents fees received for mobile cellular services, including interconnection charges for call incoming to the Company's cellular subscribers (these revenues do not include international and domestic long distance calls generated by cellular units). Cellular fees consist of fixed monthly access fees and per-minute usage charges, as well as additional charges for custom or vertical features, which include call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular services.

     PAGING

          Paging revenues consist of fixed monthly charges for nationwide service and the use of paging equipment and activation fees.

     SALES AND LEASE OF EQUIPMENT

          These revenues consist of sales and rental fees charged for customer premise equipment, including private branch exchanges, key telephone systems, residential telephones, cellular handsets and paging units. Since late 1996, the Company has only sold such equipment.



                          TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     INSTALLATIONS

          Installation revenues consist of fees charged by the Company for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

     OTHER

          Other revenues represents all those revenues that are not generated from the Company's core business, including commissions received for providing handling services for a courier, commissions received for collection services for utility companies and revenues from miscellaneous product sales.

2.12 CAPITALIZATION OF INTEREST

          Interest paid on loans whose proceeds are used in specific projects is capitalized and included as part of project costs during the period necessary for installation.

          During the years ended December 31, 1996, 1997 and 1998, interest and commissions were capitalized during construction in the approximate amounts of $2,440,000, $5,590,000 and $10,168,000, respectively.

2.13 FAIR VALUE OF FINANCIAL INSTRUMENTS

          The fair value of the Company's financial instruments classified as current assets or current liabilities approximates their book value due to the relatively short maturities of these financial instruments.

2.14 EXPENSE IN LIEU OF INCOME TAX

          The Parent Company - TRICOM, S.A.- pays a tax which is based on a percentage of the Company's domestic gross revenues (less deductions for the cost of access to the local network) plus a percentage of the Company's net international settlement revenues. An accrual is made for any difference between when these items are reported to the tax authorities and when they are reported in the accompanying consolidated statements of operations.

2.15 INCOME TAXES

          In the case of the Company's subsidiary, TRICOM USA, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.16 BASIC EARNINGS PER COMMON SHARE


          Earnings per common share have been computed based on the weighted average number of shares outstanding in each period. There are no dilutive common stock equivalents.

          On August 15, 1997 the Board of Directors authorized a 3.3132-for-one stock split. All references in the financial statements to number of shares and per share amounts of the Company's stock have been retroactively restated to reflect the increased number of common shares outstanding.



                          TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2.17 PENSION PLAN

          On January 1, 1998, the Company adopted SFAS No. 132, Employer's
     Disclosures about Pension and Other Post Retirement Benefits. SFAS No. 32 revised employer's disclosures about pension and other post retirement benefit plans. SFAS No. 132 does not change the method of accounting for such plans.

          The Company has contributory defined benefit pension and retirement plan that includes all it personnel. The cost of the plan has been determined based on actuarial studies and includes amortization of past service costs over the estimated average life of its employees.

2.18 IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

          The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived
     Assets and for Long-Lived Assets to be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less cost to sell.

2.19 RECLASSIFICATION

          The Company has classified unbilled accounts receivable, included in the accounts receivables-others to accounts receivable-customers, at December 31, 1997 for a total amount of US$1,135,025 in order to conform the current presentation at December 31, 1998.

2.20 YEAR 2000

          The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions.

          The Company has determined that it will be required to modify or replace some portions of its software and, to a lesser extent, its hardware so that those systems will properly utilize dates beyond December 31, 1999.
     The Company believes that with modification and replacement of existing software and hardware, the year 2000 issue can be substantially mitigated.
     The Company anticipates that such modifications and replacements will be completed on a timely basis.

          The management of the Company has estimated that the total cost of the year 2000 project will be approximately $100,000, which is being expensed as incurred and funded through operating cash flow. At December 31, 1998 the Company has expensed approximately $83,000 which are included as part of general and administrative expenses in the accompanying consolidated statements of operations.

2.21 ADVERTISING COST

          Advertising costs are expensed as incurred. For the years ended
     December 31, 1996, 1997 and 1998, these costs amounted to $2,011,120,
     $1,715,270 and $4,461,123, respectively, which are included in general and administrative expenses in the accompanying consolidated statements of operations.



                          TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3    PROPERTY AND EQUIPMENT

          A detail of property and equipment at December 31, 1996 and 1997 is as follows:



                                                         1997            1998
                                                    ------------     ------------
     Operation and communication:
         Land.................................... US$  2,846,403   US$  3,454,951
         Buildings and improvements..............      6,720,129        7,933,993
         Furniture and equipment.................      5,055,133        5,061,611
         Communication equipment.................     21,175,711       46,877,210
         Transmission equipment..................     59,029,426       95,230,147
         Other equipment.........................        823,948        1,253,387
                                                  --------------   --------------
                                                      95,650,750      159,811,299
         Less accumulated depreciation...........      8,606,453       16,506,546
                                                  --------------   --------------
                                                      87,044,297      143,304,753
         Communication equipment pending
            installation.........................     18,270,402       28,343,890
         In transit (a)..........................     13,483,815        6,225,237
         Construction in process (b).............     52,189,152      112,082,008
                                                  --------------   --------------
            Subtotal, operation and communication    170,987,666      289,955,888
                                                  --------------   --------------
     Equipment for rental:
         Switchboards............................        702,097          887,916
         Telephone equipment and other...........     15,605,818       21,137,541
                                                  --------------   --------------
                                                      16,307,915       22,025,457
         Less accumulated depreciation...........      6,333,724        9,611,593
                                                  --------------   --------------
         Subtotal, equipment for rental..........      9,974,191       12,413,864
                                                  --------------   --------------
     Property and equipment:
         Building................................      6,372,566        6,372,566
         Furniture and office equipment..........      8,590,452       10,087,307
         Transportation equipment................      1,629,126        2,807,867
         Leasehold improvements..................      2,273,933        3,500,603
         Data processing equipment...............      8,813,840       14,426,729
                                                  --------------   --------------
                                                      27,679,917       37,195,072
         Less accumulated depreciation...........      5,664,178        9,108,376
                                                  --------------   --------------
            Subtotal, property and equipment.....     22,015,739       28,086,696
                                                  --------------   --------------
            Total property and equipment, net.... US$202,977,596   US$330,456,448
                                                  ==============   ==============

(a) Equipment in transit represents accumulated costs of equipment imported by TRICOM, for which additional import related costs are still to be incurred. At December 31, 1997 and 1998, this amount includes transmission equipment and accessories, as well as computer materials and parts.

(b) A detail of construction in process at December 31, 1997 and 1998 is as follows:



                                                   1997            1998
                                              -------------   --------------

     Operation and communication:
        Buildings...........................   US$  126,919   US$  2,255,751
        Transmission equipment..............     48,003,937       99,370,582
        Cells...............................      3,334,808        9,505,122
        Submarine cable.....................        723,488          950,553
                                              -------------   --------------
                                              US$52,189,152   US$112,082,008
                                              =============   ==============



     At December 31, 1998, construction in process of transmission equipment including the development of a WLL (Wireless Loop Local Line) as well as cellular cells.

                              TRICOM, S.A. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




4.   CASH AND CASH EQUIVALENTS

          A detail of this account at December 31, 1997 and 1998, is as follows:

                                                     1997             1998
                                                -------------     -------------
          Checking accounts..............       US$ 3,525,871     US$ 2,316,963

          Cash on hand...................              21,629            37,810

          Deposits(a)....................           2,185,005        13,022,637
                                                -------------     -------------
                                                US$ 5,732,505     US$15,377,410
                                                =============     =============


     (a) At December 31, 1998 represents certificates of deposit due on demand and with variable dates of maturity.


5.   ACCOUNTS RECEIVABLE

          Changes in the allowance for doubtful accounts were as follows:

                                         1996               1997               1998
                                    ------------      -------------      ------------
     Allowance at beginning of
     year.......................  US$     60,263     US$  4,898,199     US$   668,827
     Increase for the year......       5,498,743          1,929,167         1,665,349
     Write off for the year.....     (1,360,807)        (6,158,539)        (1,593,489)
                                    ------------      -------------      -------------
     Allowance at end of year...  US$ 4,898,199      US$   668,827      US$   740,687
                                    ============      =============      =============


          A detail of accounts receivable - others at December 31, 1997 and 1998, is as follows:

                                            1997                       1998
                                       ------------              ------------

          Interest receivable(a)       US$1,710,991              US$1,662,351
          Others                            679,107                   450,877
                                       ------------              ------------
                                       US$2,390,098              US$2,113,228
                                       ============              ============

     (a) Corresponds to accrued interest earned on investments made by the Company, as described in Note 7.


6    TRANSACTIONS WITH RELATED PARTIES

          During the years ended December 31, 1996, 1997 and 1998, the Company made payments to several related parties for leased premises and equipment, internal auditing services, public relations, systems and procedures, legal services and personnel management.

          The majority of these charges are for services received by the Company from Grupo Financiero Nacional, S.A. ("Grupo Financiero"), a direct subsidiary of GFN. Grupo Financiero allocates administrative charges based on the time invested by its employees providing administrative support services in each of its subsidiaries.

                              TRICOM, S.A. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6    TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

          A detail of balances with related companies at December 31, 1997 and December 31, 1998 is as follows:

                                                    1997               1998
                                                -------------     -------------
           Assets:
           Cash...............................  US$ 2,568,469     US$ 1,556,788
           Deposits(a)........................      2,185,005        13,022,637
           Accounts receivable................        625,248           163,110
           Long-term accounts receivable......         49,558                --

           Liabilities:
           Borrowed funds.....................      4,849,818        25,591,915
           Accounts payable - suppliers.......  US$ 9,312,143     US$ 1,089,487
                                                =============     =============

          (a) As of December 31, 1997 and 1998, respectively, includes $2,185,005 in non-interest bearing time deposits. As of December 31, 1998 includes certificates of deposit by $10,837,632 which earn interest rates between 8.5% and 11% p.a.

          A detail of transactions with related parties during the years ended December 31, 1996, 1997 and 1998 is as follows:

                                                  1996           1997            1998
                                              ------------   ------------   -------------
                Interest earned............   US$  140,814   US$  270,352   US$   724,903
                Interest incurred on loans.      3,577,394        880,281         658,206
                Bank charges...............             --          6,585          11,536
                Leased premises and
                equipment..................         64,392         44,610          61,535
                Security services..........        113,778        111,460         105,465
                Insurance premiums.........      1,101,237      1,520,171       2,227,096
                Pension plan contributions         207,000        311,000         433,000
                Communication services
                revenue....................      1,098,097        828,316         689,115
                Equipment purchased
                (Motorola).................      8,038,214      2,258,028      22,879,524
                Advertising services.......         97,942        134,830          62,811
                Professional services......   US$  207,498   US$  494,125   US$   462,926
                                              ============   ============   =============

7    INVESTMENTS

          Investments at December 31, 1997 and 1998 consisted of the following:

                                                       1997                  1998
                                                  --------------       --------------
          Irrevocable restricted funds to
          pay indebtedness and interest (a)..     US$ 32,772,379       US$ 32,772,379
          U.S. treasury bonds (b)............         42,996,011           21,698,099
                                                  --------------       --------------
                                                      75,768,390           54,470,478
          Less current portion of
          investments(a).....................        (22,750,000)         (54,470,478)
                                                  --------------       --------------
                                                      53,018,390                  --
                                                  --------------       --------------
          Mortgage participation contracts,
          at cost which  approximates market
          value (c)..........................          1,754,350            2,164,387
          Other..............................             42,171                  --
                                                  --------------       --------------
                                                  US$ 54,814,911       US$  2,164,387
                                                  ==============       ==============

                           TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



7    INVESTMENTS (CONTINUED)


          (a) Corresponds to investment to be used to fund the payment in full of principal and interest of CARIFA Bonds, as described in Note 14.

               As of December 31, 1998 the fair value of these investments has been estimated in $32,800,000. This investment matures during 1999.

          (b) Corresponds to investment securities, at cost, which approximates market value, which will be used to provide payments in full of the interest on Senior Notes corresponding to the years 1998 and 1999.

          (c) Represents payments for the right of use of frequency, in order to expand the cellular capacity. This right of use will be amortized in a period of 20 years beginning on March 31, 1999, date in which this right will be effective.


8    OTHER ASSETS

               Other assets at December 31, 1997 and 1998 consisted of the following:

                                                       1997            1998
                                                  -------------   -------------
     Deferred debt issue costs, net(a)..........  US$ 9,677,395   US$ 8,296,034
     Deposits with international carriers(b)....        348,522         243,652
     Organization expenses, net.................        265,670         119,711
     Deposits...................................        241,230         361,194
     Right of use of frequency (c)..............             --       4,760,000
     Income taxes...............................             --         183,262
     Other......................................        300,421         916,952
                                                  -------------   -------------
                                                  US$10,833,238   US$14,880,805
                                                  =============   =============


     (a) Represent commissions paid on issuance to brokers and other expenses related to the issuance of the Senior Notes. As of December 31, 1997 and 1998, accumulated amortization amounted to $484,231 and $1,865,592, respectively.

     (b) As December 31, 1997 and 1998, represent security deposits made by TRICOM for the installation of international circuits. These deposits will be recovered at the end of the agreement. These agreements mature each year and are automatically renewed.

     (c) Represents payments for the right of use of frequency, in order to expand the cellular capacity. This right of use will be amortized in a period of 20 years beginning on March 31, 1999, date in which this right will be effective.


9    BORROWED FUNDS - BANK

          As of December 31, 1997, the Company had borrowings of US$5,905,005; as of December 31, 1998, this obligation amounted to $18,462,441 and RD$50,000,000 (US$3,203,075). The majority of these borrowings are made by Dominican banks and denominated in US dollars, except for US$3,203,075, at December 31, 1998 which corresponds to borrowed funds in Dominican pesos and have maturities ranging from 30 to 180 days. At December 31, 1997 the borrowings in US$ accrued interest and commissions at a rate of 9.5% to 13% per annum as of December 31, 1998 interest and commissions ranged from 10% to 12.5% per annum except for the obligation in Dominican pesos which bear annual interest of 26%.

                           TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



10   BORROWED FUNDS -- RELATED PARTIES

          Borrowed funds - related parties at December 31, 1997 and 1998, consist of the following:


                                                    1997            1998
                                               -------------   -------------
     Banco Nacional de Credito, S.A.(a)....    US$ 4,849,818   US$     --
     Bancredito Panama, S.A.(b)............          --           25,591,915
                                               -------------   -------------
                                               US$ 4,849,818   US$25,591,915
                                               =============   =============

     (a) At December 31, 1997, includes financing of letters of credit and open accounts issued for US$3,456,088 with interest ranging from 10.5% to 11% per annum and $1,393,730 in additional unsecured loans.

     (b) At December 31, 1997, the Company had no borrowings with Bancredito Panama, S.A. The balance at December 31, 1998 includes financing of letters of credit on open accounts issued for B/25,2,91,915 with interest ranging from 10% to 11.5%.


11   TRANSACTIONS WITH CARRIERS

          Accounts receivables from carriers arise from interconnection services of inbound calls. Accounts payable result from interconnection services of outbound calls. These charges are based on minutes billed. Amounts paid to carriers constitute one of the main operating costs of the Company.

          Net amounts receivable and payable for these activities at December 31, 1997 and 1998 were as follows:

                                    1996                          1997
                        ---------------------------    ----------------------------
                          RECEIVABLE     PAYABLE        RECEIVABLE       PAYABLE
                        -------------   -----------    -------------   ------------
      Inbound.........  US$ 7,907,505    US$      --    US$ 6,933,131  US$       --
      Outbound........     (2,361,106)       401,506       (2,780,128)    1,549,996
      Interconnection
      operations
      -- Codetel......             --      1,926,262               --      1,556,902
                        -------------  -------------    -------------  -------------
                        US$ 5,546,399  US$ 2,327,768    US$ 4,153,003  US$ 3,106,898
                        =============  =============    =============  =============


12   OTHER LIABILITIES

          Other liabilities at December 31, 1997 and 1998 consisted of the following:

                                                  1996             1997
                                             -------------    -------------

          Customer advances..........        US$ 1,960,743    US$ 2,131,396
          Deferred revenues                        596,347        1,480,664
          Other(a)...................              482,671        3,801,221
                                             -------------    -------------
                                             US$ 3,039,761    US$ 7,413,281
                                             =============    =============


     (a) At December 31, 1998 includes $3,414,613 of estimated disbursements in order to repair the infrastructure damaged by Hurricane Georges during 1998, as explained in note 19.

                           TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



13   ACCRUED EXPENSES

          A summary of accrued expenses at December 31, 1997 and 1998 is as follows:

                                                    1997           1998
                                              --------------   -------------
         Expense in lieu of income tax
             payable........................   US$   968,339   US$ 1,502,581
         Interest payable...................       9,321,351       9,726,228
         Other..............................       1,727,681       2,659,165
                                               -------------   -------------
                                               US$12,017,371   US$13,887,974
                                               =============   =============


14   LONG-TERM  DEBT

     Carifa Loan

          The Company borrowed US$32,000,000 from the Caribbean Basin Project Financing Authority (Carifa). TRICOM used these funds for the expansion of its telecommunications network, construction of central offices and installation of additional cables in Santo Domingo and other cities in the Dominican Republic.

          This loan is guaranteed by Motorola, Inc., and is due in August 1999. The terms of the agreement provide for semi-annual payments of interest at a rate of 6.03% per annum, and the payment of principal and accrued interest at maturity, scheduled for August 1999. At December 31, 1997, and 1998, the Company had made irrevocable deposits to pay the entire principal and interest of the Carifa Bonds at maturity.

     SENIOR NOTES

          On August 15, 1997, the Company issued US$200,000,000 aggregate principal amount of 11-3/8% Senior Notes due in the year 2004 (the "Senior Notes"). Interest on the Senior Notes is payable in semi-annual installments on March 1st and September 1st of each year, commencing
     March 1, 1998.

          The Senior Notes may be redeemed at the option of the Company at any time, in whole or in part after September 1, 2001 at a premium declining to par after September 1, 2003 plus accrued and unpaid interest, and additional amounts, if any, through the redemption date. Until September 1, 2000, the Company, at its option, may redeem from time to time up to 35% of the Senior Notes originally issued with the net proceeds of the issuance and sale of the Company's capital stock at a redemption price equivalent to 111.375% of the principal amount thereof plus accrued interest to the date of redemption, provided that an aggregate principal amount of the Senior Notes of up to US$130.0 million remain outstanding after each redemption and each such redemption occurs within 180 days after any issuance and sale of stock. The Senior Notes are senior unsecured obligations of the Company ranking pari passu in right of payment with all other existing and future senior debt, and will rank senior to any future subordinated indebtedness.

          The net proceeds from the issuance of the Senior Notes amounted to approximately US$194.0 million, which were used to repay US$75.1 million of short-term debt and US$28.0 million of indebtedness under the Company's Bank Credit Facility, and US$43.0 million to purchase investment securities to be used to fund the payment of interest on the Senior Notes through September 1, 1999, and US$32.8 million to fund the payment of principal and interest of the US$32.0 million Carifa Bonds outstanding when due . The remaining US$14.0 million was used by the Company for capital expenditures and working capital.

          The indenture for the Senior Notes contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries, as defined in the indenture, to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its Restricted Subsidiaries, engage in any business other than the telecommunications

                           TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



     business, issue or sell equity interests of the Company's Restricted Subsidiaries or enter into certain mergers and consolidations.

          The fair value of the long term debt at December 31, 1998 is estimated in the amount of $164,000,000 determined through a combination of management estimates and information obtained from independent third parties, using market data available on the last business day of the year.

          The Senior Notes are guaranteed fully, unconditionally and jointly and severally by the Company's subsidiaries, each of which is wholly-owned by the Company. Separate financial statements of each of the guarantor subsidiaries have not been presented herein because management has determined that such separate financial statements would not be material to the holders of the Senior Notes.

          Summarized consolidated financial information of the guarantor subsidiaries, GFN Comunicaciones, Bay Tel, TRICOM USA and Call Tel, at December 31, 1996, 1997 and 1998 is as follows (see note 1):


       BALANCE SHEET DATA:

            ASSETS                     1996             1997            1998
                                  -------------    ------------    ------------

     Current assets:              US$   471,821    US$  422,317    US$  263,168
       Cash and cash
       equivalents............

         Account receivable:
          Related parties            29,321,769              --       4,057,834

            Others..............             --         456,213       1,697,067
                                     ----------        --------       ---------
             Accounts
              receivable, net...     29,321,769         456,213       5,754,901
            Other current assets             --         231,843         843,317
                                     ----------        --------       ---------
             Total current
              assets............     29,793,590       1,110,373       6,861,386
     Property and equipment, net             --       3,429,173       6,315,155
     Other non-current assets...         37,661         580,886         933,495
                                     ----------        --------       ---------
             Total assets        US$ 29,831,251   US$ 5,120,432  US$ 14,110,036
                                     ==========       =========      ==========

           LIABILITIES AND
        STOCKHOLDER'S EQUITY
                                        1996             1997             1998
                                     ----------        --------        ---------

        Current liabilities:
         Account payable:
           Carriers              US$         --     US$ 354,287   US$    227,195
           Related parties..                 --         602,877        5,608,247
           Others  .........         26,389,092         170,844          978,057
                                     ----------        --------        ---------
                                     26,389,092       1,128,008        6,813,499
         Other current
          liabilities                   145,603         622,424        1,342,024
                                     ----------        --------        ---------
            Total current
             liabilities             26,534,695       1,750,432        8,155,523
         Other non-current
          liabilities                        --              --          205,258
                                     ----------        --------        ---------
            Total
             liabilities.....        26,534,695       1,750,432        8,360,781

        Stockholder's equity          3,296,556       3,370,000        5,749,255
                                     ----------        --------        ---------
               Total assets      US$ 29,831,251   US$ 5,120,432   US$ 14,110,036
                                     ==========       =========       ==========

                         TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



        STATEMENTS OF OPERATIONS DATA:

                                        1996            1997             1998
                                     ----------      ----------       ----------

     Operating revenues.......   US$         --  US $12,805,531  US$  27,919,654
     Operating costs..........               --      12,932,490       28,861,720
                                     ----------      ----------        ---------
        Operating loss........               --       (126,959)        (942,066)


     Other expenses...........               --           1,702           21,685
                                     ----------      ----------        ---------
        Loss before income
         tax..................               --       (125,257)        (920,381)
                                     ----------      ----------        ---------
     Deferred income tax
      benefit.................               --              --          351,691
                                     ----------      ----------        ---------

        Total assets..........   US$         --  US$  (125,257)  US$   (568,690)
                                     ==========       =========       ==========


        CASH FLOWS STATEMENT DATA:

     Net cash (used in) provided by
      Operating activities....   US$  (557,683)   US$(2,037,871)  US$   83,061
     Cash flows used in
      investment activities-
      acquisition of property and
      equipment.......                       --      (3,500,298)    (3,241,248)

     Cash flows from financing
      activities:
       Borrowed funds from
        banks..................       7,305,916      (8,305,916)            --
       Borrowed funds
        (paid to) from
        related parties........     (5,517,376)      13,652,509             --
       Short-term obligations..     (5,517,376)      13,652,509             --
       Issuance of common
        shares.................              --           1,100      2,999,000
                                     ----------      ----------      ---------

       Net cash provided by
        financing Activities....        268,977       5,291,064      2,999,000
     Effect of exchange rate
      changes on cash...........        149,796         197,601             88
                                     ----------      ----------      ---------

       Net decrease in cash and cash
         Equivalents............       (138,910)        (49,504)      (159,199)
     Cash and cash equivalents at
       beginning of the year....        610,731         471,821        422,317
                                     ----------      ----------      ---------
     Cash and cash equivalents at
       end of the year..........   US$  471,821     US$ 422,317    US$ 263,168
                                     ==========       =========     ==========


              BANK CREDIT FACILITY

              The amount outstanding under the Bank credit Facility was repaid in 1997 with part of the proceeds from the issuance of Senior Notes.

              As a result of the early extinguishment of the Bank Credit Facility, the Company charged off existing deferred debt issuance costs related to that debt amounting to $5,452,995. The latter is included as an extraordinary item in the accompanying consolidated statement of operations for the year ended December 31, 1997.

15   STOCKHOLDERS' EQUITY

              The authorized capital stock of the Company consists of 55,000,000 shares of Class A Common Stock and 25,000,000 shares of Class B Common Stock.

              All of the Company's outstanding shares are duly authorized, validly issued and fully paid. Both classes of shares vote together as a single class on all matters except for any issue that would adversely

                         TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



     affect the rights of either class. The Class A Common Stock has one vote per share and the Class B has ten votes per share. The economic rights of each class of stock are identical.

              In the second quarter of 1998, the Company sold 5,700,000 Class A Common Shares in an initial Public Offering (IPO) for US$74.1 million, less issuance costs of $6,537,345. The proceeds of this issuance were used to expand the Company's local service, cellular networks and its international switching and circuit capacity. Also, proceeds were used to pay short-term debt primarily obtained to fund equipment purchases.

              All share and per share data set forth in the financial statements reflect the reclassification of the Company's shares of Common Stock that were outstanding prior to TRICOM's initial public offering of American Depositary Shares into shares of Class B Stock and give effect to an approximate 3.3132 -for- one stock split at that time.

16   EXPENSE IN LIEU OF INCOME TAXES

              In accordance with the terms of the Concession Agreement signed with the Dominican Government and ratified by the National Congress, TRICOM, S. A. is exempted from the payment of corporate income taxes in the Dominican Republic. Instead, the Company agreed to pay an amount in lieu of income taxes equivalent to 18% of gross communication revenues collected from customers nationwide. This tax was based on the amounts collected monthly by the Company and was payable within the first ten (10) days of the month following collection.

              As result of a settlement between the Company and the Dominican tax authorities on February 20, 1996, the Concession Agreement with the Dominican government was modified to reduce the tax percentage from 18% to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international settlement revenues. This tax, however, will never be less than RD$18,000,000 ($1,133,501) annually.

17   INCOME TAX

              The Company conducts certain operations in the United States of America and is accordingly, subject to income tax in the United States on that part of the operation.

              Total income taxes corresponding to the subsidiary TRICOM,USA Inc. for the year ended December 31, 1998 is allocated to loss from operations for $(730,330). Income tax expense attributable to income from operations consists of:



                                   Current         Deferred           Total
                                   -------         --------           -----
     Year ended December 31, 1998:
      U.S. Federal............      None        US$ 244,515      US$ 244,515

      State and local........       None             40,314           40,314
                                                -----------      -----------

                                                US$ 284,829      US$ 284,829
                                                ===========      ===========

                  The provision, consisting entirely of deferred tax expenses attributable to income from continuing operations for the year ended December 31, 1998, is $284,829.

                         TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



                  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1998 are presented as follows:

         Deferred tax assets:
           Deferred calling card revenue     US$ 483,011
           Accounts receivable
            principally due                        9,930
           To allowance for doubtful
            accounts
           Net operating loss carryforwards      209,001
                                             -----------
            Total gross deferred
              tax assets..                       701,942
           Less valuation allowance                   --
                                             -----------
            Net deferred tax assets          US$ 701,942
                                            ============
         Net deferred tax liabilities
           - plant and Equipment,
           principally due to
           Differences in depreciation      US$(383,682)
                                            ============


              In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be recognized. Recognition of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

              Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, the Company will need to generate future taxable income of approximately $535,900 prior to the expiration of the net operating loss carryforwards in 2012 and 2013. Taxable income for the year ended December 31, 1997 and 1998 was ($182,248) and ($353,652),
     respectively. The Company started operations in 1997 and projections for taxable income in 1999 exceed $535,900, thus, a valuation allowance for deferred tax assets is not necessary. All deferred tax assets are expected to be realized, however, they could be reduced in the short term if estimates of future taxable income during the carryforward period are reduced.

              At December 31, 1998 the Company has net operating  losses and
     carryforwards   to  offset  future  income  tax.  If  not  used,  these
     carryfoward credits will expire as follows:

                                      Expiring in     Net Operating
     Year ended December 31,1998      December of         Loss
     ---------------------------      -----------         ----
               1997                      2012        US$ 182,248
               1998                      2013            353,652
               Total                                 US$ 535,900
                                                     ===========


         In the case of the other subsidiaries, according to the tax legislation of the Republic of Panama, the Company is exempt from income taxes as long as it only operates outside the Republic of Panama.


18   PENSION BENEFITS

              Substantially all of the employees of the Company are included in a defined benefit plan that was established by Grupo Financiero. The benefits are based upon years of service and the employee's compensation during the last years before retirement. The plan was administered by Compania Nacional de Seguros, C. por A. through 1997, an insurance company in the Dominican Republic affiliated to Grupo Financiero and the Company. Effective January 1, 1998 the Plan Administration was transferred to the Plan de Pensiones y Jubilaciones del Grupo Financiero Nacional. Accordingly, all assets of the Plan and accrued liabilities were transferred.

                         TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


              The Company makes annual contributions to the Plan based in contribution levels determined by independent actuaries. The Company's pension expense was approximately $207,000, $311,000 and $433,000, for the years ended December 31, 1996, 1997 and 1998, respectively, and is included as part of general and administrative expenses in the accompanying consolidated statements of operations.

              The following summarizes pension obligation information and estimated plan asset information for the Company individually.


                                                     DECEMBER 31   DECEMBER 31

                                                        1997          1998
                                                     -----------   -----------

       CHANGE IN BENEFIT OBLIGATION
        Benefit obligation at beginning of
          year..................................... US$ 822,197  US$ 1,245,601
        Change in exchange rate....................          --       (100,541)
                                                     ----------    ------------
        Benefit obligation at beginning of year,
          As adjusted.............................      822,197      1,145,060
        Service cost...............................     421,294        640,873
        Interest cost..............................      74,610        107,156
        Plan participants' contributions...........     291,986        375,123
        Actuarial gain.............................      43,475         81,810
        Benefits paid..............................     (64,771)       (76,378)
        Adjustments by excedents...................    (343,190)       (39,277)
                                                     -----------   ------------
        Benefit obligation at end of year..........   1,245,601      2,234,367
                                                     -----------   ------------
        CHANGE IN PLAN ASSETS
         Fair value of plan assets at beginning
         (a).......................................   1,147,775      1,550,766
        Change in exchange rate....................          --       (125,174)
                                                     -----------    -----------
        Fair value of plan assets at beginning of
           Year, adjusted..........................   1,147,775      1,425,592
        Actual return on plan assets...............     142,482        156,815
        Employer contribution......................     276,003        324,697
        Plan participants' contributions...........     325,579        405,871
        Benefits paid..............................     (64,771)       (76,378)
        Expenses and other adjustments.............    (246,302)       276,881
                                                     -----------    -----------
        Fair value of plan assets at end of year
         (a).......................................   1,550,766      2,513,478
                                                     -----------    -----------
        FUNDED STATUS OF THE PLAN                   US$ 305,165    US$ 279,111
                                                     ===========    ===========
        Assumptions used in accounting for the
         pension plan were:
        Discount rates.............................       6.00%           6.00%
        Rate of return on plan assets..............       9.82%          11.00%
        Rate of compensations increase.............          --             --
                                                     ==========     ===========


     (a) Corresponds to an estimate of the assets allocable to the Company. This estimate was made by the actuary based on the ratio of total obligations of TRICOM to the total obligation of Grupo Financiero applied to the total plan assets. However, there is no segregation of assets applicable to the employees of the Company.

19   COMMITMENTS AND CONTINGENCIES

              The Company was organized to offer services related to voice, data and image transfer to and from the Dominican Republic, through a private telecommunications network. During its development stage, the Company obtained all licenses needed for the operation of its equipment from the corresponding authorities. On May 17, 1994 the Company signed a contract for the interconnection of its network with that of Compania Dominicana de Telefonos, C. por A. (Codetel), which became effective in November 1994. Since then the customers of both companies can communicate nationally and internationally using either one of the two networks.

              At the end of 1997 the Company and Codetel executed an addendum to the Interconnection Agreement (the "Interconnection
     Amendment"). The Interconnection Amendment provides, among other things, that Codetel will (i) remove any technical or operational impediment to telephone users accessing TRICOM's network from Codetel's

                         TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     network, (ii) automatically deliver to TRICOM the identification number of any call originating on Codetel's network which is subject to a TRICOM access charge, (iii) install interconnection facilities without delay upon the request of TRICOM, provided that TRICOM bears the expense of installing any such facilities, (iv) connect calls to emergency services and toll-free numbers on Codetel's network, make operators available to assist calls from TRICOM's network to numbers on Codetel's network and (v) make its database of telephone numbers available to TRICOM at no charge on a quarterly basis.

              In addition, the Interconnection Amendment adjusted the access charges by (i) lowering the charge for international long distance calls from RD$1.40 per minute to RD$0.98 per minute for the year ending December 31, 1998 (ii) lowering the charges for national long distance calls and calls made from cellular telephones from RD$0.95 to RD$0.63 for the year ending December 31, 1998, (iii) temporarily establishing the interconnection charge for paging services at RD$0.05 per minute and (iv) eliminating any access charge for international long distance calls that are terminated within 12 seconds and for calls made to Internet access servers.

              In 1995 TRICOM entered into a lease agreement of premises with a related company for a monthly payment of $5,100. The total amounts paid for this lease in 1996, 1997 and 1998 were $64,393, $68,216 and $72,582, respectively. As part of this agreement, the Company paid a deposit of $86,580, which is included in other assets in the accompanying consolidated balance sheets.

              TRICOM maintains contracts with foreign entities for the traffic of overseas calls. Such contracts require each entity to obtain the necessary facilities to establish, maintain and operate its respective terminals. The financial costs involved are established through different rates previously agreed by the parties that are computed based on the amount of traffic each month. At December 31,
     1996,  1997  and  1998  this  cost  was   $2,026,088,   $4,642,466  and
     $4,273,617, respectively, and is included in the cost of satellite connections in the accompanying consolidated statements of operations.

              Other commitments
              -----------------

              On September 22, 1998 the Dominican Republic was seriously affected by Hurricane Georges. The transmission and communication equipment of the Company, as well as part of the infrastructure amounting to approximately $9,600,000, were damaged. The Company filed a claim with the insurance company for the damages suffered and loss of business amounting to approximately $12,100,000.

              At December 31, 1998 the Company received from the insurance company the amounts claimed which include $2,505,000 for business interruption, which are included in other operating income in 1998. At December 31, 1998 other liabilities include $3,414,613 corresponding to the estimated disbursements to be incurred in order to repair the infrastructure affected by Hurricane Georges.

              Other Lease Obligations
              -----------------------

              The Company maintains capital and operating leases for telecommunication equipment. The operating leases are renewable at the end of the lease period which is usually one year. The capital leases are for five-year periods with purchase options at maturity.

              Also, the Company has leased buildings for several of its telecommunication centers and commercial offices. These contracts are mostly short term and renewable at maturity. Expenses for these contract operations in 1996, 1997 and 1998 were approximately $422,000, $443,000 and $405,000, respectively, and are included in general and administrative expenses in the consolidated statements of operations.

              Severance indemnities
              ---------------------

              Companies based in the Dominican Republic maintain reserves under the provisions of U.S. Statement of Financial Accounting
     Standards  "SFAS"  112 to  cover  the  ultimate  payment  of  severance

                         TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     indemnities. Severance expense amounted to US$56,760, US$329,153 and US$257,690 in the years ended December 31, 1996, 1997 and 1998. These amounts are included in general and administrative expenses in the accompanying consolidated statements of operations.

20   BUSINESS AND CREDIT CONCENTRATION

              Most of the company's customers are located in the Dominican Republic. As of December 31, 1998 no single customer account receivable exceeded $50,000.

              In the normal course of business the Company maintains accounts receivable from carriers. Although the Company's exposure to credit risk associated with non-payment by these carriers is affected by conditions or occurrences within the industry, most of these receivables are extended to large, well-established companies. The Company does not believe that this concentration of credit represents a material risk of loss with respect to its financial position.

21   LEGAL RESERVE

              Article 58 of the Code of Commerce of the Dominican Republic requires all companies to segregate at least 5% of its net earnings as a legal reserve until such reserve reaches 10% of paid-in capital. This reserve is not available for dividend distribution, except in case of dissolution of the corporation.

22   STOCK OPTION PLAN

              On May 4, 1998 the Company initiated the Long-Term Incentive Plan, in which certain employees could be elected to purchase shares of the Company's common stock. The Plan is administered by the Board of Directors of the Company, which also has the authority to determine the employees that will participate in the Plan.

              The total amount of the common stock that will be granted for all plan purposes will be 750,000 Class A common shares. Options will be granted for a period no longer than 10 years; in this sense, employees have the right to execute the Option up to 50% after the first three years of the grant date and the remaining 50% after five years of the grant date.

23   QUARTERLY FINANCIAL DATA (UNAUDITED)

              The following tables contain selected unaudited consolidated quarterly financial data for the Company:

                                                          1997
                                    --------------------------------------------------
                                       FIRST      SECOND          THIRD       FOURTH
                                      QUARTER     QUARTER        QUARTER     QUARTER
                                    ----------   ----------    ----------  -----------

Total operating revenue...........  18,190,213   21,180,853    24,459,842   26,271,098

Operating costs, including
Depreciation charges
And expense in lieu of income tax amounting
To $3,347,977, $3,638,733,
$3,745,085 and $4,905,461 for
each quarter, respectively........  15,564,576   18,491,951    19,338,371   20,847,568
                                   -----------  -----------   -----------  -----------
Operating income..................   2,625,637    2,688,902     5,121,471    5,423,530
                                   -----------  -----------   -----------  -----------
Other income (expenses)........... (2,515,963)  (2,242,848)   (3,687,599)  (4,389,842)
                                   -----------  -----------   -----------  -----------
Extraordinary item................          --           --   (5,452,995)           --
                                   -----------  -----------   -----------  -----------

Net earnings (loss)...............     109,674      446,054   (4,019,123)    1,033,688
                                   ===========  ===========   ===========  ===========
Earnings per share................        0.01         0.03        (0.24)         0.06
                                   ===========  ===========   ===========  ===========
Number of common shares
   Used in calculation............  12,968,047   16,056,502   17,085,851    17,600,360
                                   ===========  ===========   ===========  ===========

[CAPTION]

                         TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                   1998
                                                    -----------------------------------
                                                      FIRST QUARTER     SECOND QUARTER
                                                    -----------------  ----------------

Total operating revenue...........................      27,015,684        30,696,227
Operating costs, including Depreciation charges
And expense in lieu of income tax amounting
To $4,928,043, $5,761,932, $6,576,215 and
$6,917,680 for each quarter, respectively.........      20,874,384        23,157,223
                                                    -----------------  ------------------
Operating income..................................       6,141,300         7,539,004
                                                    -----------------  ------------------
Other income (expenses)...........................      (3,730,608)       (3,031,937)
                                                    -----------------  ------------------
Extraordinary item................................              --                --
                                                    -----------------  ------------------
Net earnings......................................       2,410,692         4,507,067
                                                      ============       ============
Earnings per share................................            0.13              0.21
                                                      ============       ============
Number of common shares
   Used in calculation............................      19,144,544        21,044,544
                                                      ============       ============

                                                                   1998
                                                    ------------------------------------
                                                      THIRD QUARTER     FOURTH QUARTER
                                                    ----------------  ------------------

Total operating revenue...........................      32,635,906        35,153,575
Operating costs, including Depreciation charges
And expense in lieu of income tax amounting
To $4,928,043, $5,761,932, $6,576,215 and
$6,917,680 for each quarter, respectively.........      24,954,902        27,037,262
                                                    -----------------  ----------------
Operating income..................................       7,681,004         8,116,313
                                                    -----------------  ----------------
Other income (expenses)...........................      (2,436,644)       (2,673,748)
                                                    -----------------  ----------------
Extraordinary item................................              --           300,905
                                                    -----------------  ----------------
Net earnings......................................       5,244,360         5,743,470
                                                      ============       ============
Earnings per share................................            0.22              0.23
                                                      ============       ============
Number of common shares
   Used in calculation............................      22,311,211        22,944,544
                                                      ============       ============


24   SEGMENT INFORMATION

              As required by SFAS 131, "Disclosures about Segment of an Enterprise and Related Information", the consolidated financial statements of the Company include the following geographic information:

                                                             1997
                                             ----------------------------------------
                                               UNITED STATES     DOMINICAN REPUBLIC
                                             ----------------- ---------------------

International revenues.....................      12,343,203          35,276,735
Others.....................................              --          50,669,621
                                             ----------------- ---------------------
    Total operating revenues...............      12,343,203          85,946,356
                                             ----------------- ---------------------
Operating costs............................      12,421,915          70,008,104
                                             ----------------- ---------------------
    Operating income (loss)................         (78,712)         15,938,252
                                                ============      ===============
Identifiable assets........................       3,827,575         317,636,651
                                                ============      ===============

                                                            1997
                                             ---------------------------------
                                               ELIMINATIONS     CONSOLIDATED
                                             ---------------- ----------------

International revenues.....................    (8,187,553)       39,432,385
Others.....................................            --        50,669,621
                                             ---------------- ----------------
    Total operating revenues...............    (8,187,553)       90,102,006
                                             ---------------- ----------------
Operating costs............................    (8,187,553)       74,242,466
                                             ---------------- ----------------
    Operating income (loss)................            --        15,859,540
                                                ===========     =============
Identifiable assets........................      (320,689)      321,143,537
                                                ===========     =============


                                                             1998
                                             -----------------------------------------
                                               UNITED STATES     DOMINICAN REPUBLIC
                                             ----------------- ----------------------
International revenues.....................     24,208,283            44,812,490
Others.....................................      2,857,215            72,312,089
                                             ----------------- ----------------------
    Total operating revenues...............     27,065,498           117,124,579
                                             ----------------- ----------------------
Operating costs............................     27,818,364            86,894,092
                                             ----------------- ----------------------
    Operating income (loss)................       (752,866)           30,230,487
                                               ============       ==============
Identifiable assets........................      8,603,748           436,763,531
                                               ============       ==============


                                                           1998
                                             ---------------------------------
                                               ELIMINATIONS     CONSOLIDATED
                                             ---------------- ----------------
International revenues.....................    (18,688,685)       50,332,088
Others.....................................             --        75,169,304
                                             ---------------- ----------------
    Total operating revenues...............    (18,688,685)      125,501,392
                                             ---------------- ----------------
Operating costs............................    (18,688,685)       96,023,771
                                             ---------------- ----------------
    Operating income (loss)................             --        29,477,621
                                                ============   ==============
Identifiable assets........................       (552,676)      444,814,603
                                                ============   ==============

              At December 31, 1998, the Company considers that it has only one segment of operations, although the management of the Company is evaluating to include product information in the future.

25   NEW ACCOUNTING STANDARDS

              In 1998 the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. At December 31, 1998 the Company had no derivatives and, therefore, does not

                         TRICOM, S.A. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     believe that this Statement will have any effect on the Company's financial position or results of operations.

              During 1998 the American Institute of Certified Public Accountants (AICPA) issued Statement of Position No. (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which will be effective for the year ending December 31, 1999. Management is currently analyzing the impact of the adoption of the statement, but does not believe that it will have a material impact on the Company's financial statements.

              The AICPA also issued SOP No. 98-5, "Reporting on the Costs of Start-up Activities," which will be effective for the year ending December 31, 1999. The Company is currently evaluating the effects of this statement, however, management believes its adoption will not have a material impact on the Company's financial statements.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TRICOM, S.A.




Dated: April 29, 1999             By:  /s/ Carl H. Carlson
                                       -------------------------------------
                                       Carl H. Carlson,
                                       Executive Vice President and
                                       Member of the Office of the President

                                INDEX TO EXHIBITS


Exhibit Number       Description                                       Page
--------------       -----------                                       ----
2.1                  CDMA Amendment to Cellular System Purchase
                     Agreement between TRICOM, S.A. and
                     Motorola, S.A.

                               EXHIBIT INDEX
                               -------------

         Exhibit     Description
         -------     -----------
          2.1        CMDA Amendment to Cellular System Purchase Agreement
                     between Motorola, Inc. and Tricom, S.A.