Form 20-F
period 1999-12-31
TRICOM SA
filed 2000-05-01
CIK 1052124

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 20-F

         [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                               OF THE SECURITIES EXCHANGE ACT OF 1934

         [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                               SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

AT DECEMBER 31, 1999, THERE WERE 5,700,000 SHARES OF CLASS A COMMON STOCK AND 19,144,538 SHARES OF CLASS B STOCK ISSUED AND OUTSTANDING.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes |X|          No |_|

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                          Item 17 |_|      Item 18 |X|

                                TABLE OF CONTENTS

                                                                                                           PAGE
GENERAL INTRODUCTION.........................................................................................1
                                           PART I
ITEM 1.  DESCRIPTION OF BUSINESS.............................................................................2
ITEM 2.  DESCRIPTION OF PROPERTY............................................................................20
ITEM 3.  legal proceedings..................................................................................20
item 4.  CONTROL OF REGISTRANT..............................................................................21
item 5.  NATURE OF TRADING MARKET...........................................................................24
ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.................................24
ITEM 7.  TAXATION...........................................................................................26
ITEM 8.  SELECTED FINANCIAL DATA............................................................................27
item 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         OF OPERATION.......................................................................................29
ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........................................39
ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT...............................................................40
ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.............................................................41
ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.....................................41
ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.....................................................41

                                           PART II
ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.........................................................42

                                           PART III
ITEM 15. DEFAULTS UPON SENIOR SECURITIES....................................................................42
ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES............................42

                                           PART IV
ITEM 17. FINANCIAL STATEMENTS...............................................................................42
ITEM 18. FINANCIAL STATEMENTS...............................................................................42
ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS..................................................................43

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................................................................F-1

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

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 2 of Notes to the audited consolidated financial statements of the Company at December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 (the "Consolidated Financial Statements"). Unless otherwise stated, Dominican peso amounts that appear in this Annual Report have been translated into United States dollars. As of December 31, 1998 and 1999, the rates used by the Company to translate Dominican peso denominated accounts at the year-end were RD$15.61 and RD$16.05.

     In this Annual Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Annual Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on December 31, 1999 was RD$16.05 = US$1.00, the date of the most recent financial information included in this Annual Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On April 11, 2000, the Private Market Rate was RD$16.24 = US$1.00.

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

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

     TRICOM is a leading integrated communications service provider in the Dominican Republic. Through the only completely digital local access network in the Dominican Republic, a wireless network covering 80% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through our subsidiary, TRICOM USA, Inc., we own switching facilities in New York and are one of the few Latin American long distance carriers licensed in the United States. In 1998, we carried 46.4% of the southbound voice and data traffic from the United States to the Dominican Republic.

MARKET OPPORTUNITIES

     We believe that the Dominican telecommunications market represents an attractive opportunity and that the following factors will continue to drive the growth in this market:

     UNDERSERVED MARKET. According to the International Telecommunication Union or ITU, at December 31, 1998, teledensity (the ratio of local access lines to inhabitants) in the Dominican Republic was 9.3 telephone lines per 100 inhabitants, while the ratio on that date was 17.2 in Costa Rica, 13.4 in Panama and 35.1 in Puerto Rico.

     AMONG THE FASTEST GROWING ECONOMIES IN LATIN AMERICA. According to the information provided by the Central Bank of the Dominican Republic, GDP in the Dominican Republic grew at an average annual rate exceeding 7% from 1993 through 1998. The Dominican Republic experienced real GDP growth of 7.3% in 1998 and 8.3% in 1999. This has made it one of the fastest growing economies in Latin America. The World Bank projects growth for the Dominican Republic to exceed 7% in 2000.

     STRONG GROWTH IN THE TELECOMMUNICATIONS SERVICE MARKETS. The telecommunications service market in the Dominican Republic grew at an average annual rate of 17.5% from 1993 to 1998 according to the Central Bank of the Dominican Republic.

     We believe significant opportunities also exist in several markets in the Caribbean and Central America which share many of the characteristics presented by the Dominican Republic for the past several years, including:

     o    rapidly growing economies;

     o    low penetration of telecommunications services;

     o continuing privatization and liberalization of markets for telecommunications services;

     o    current limited competition in the telecommunications service sector;
          and

     o technological improvements that lower the cost or reduce installation time for new access lines, enabling new entrants to compete more effectively.

     At December 31, 1998, there were approximately 54 million inhabitants in our targeted Caribbean and Central American markets, with teledensity ratios varying from 0.8 to 35.1 lines per 100 inhabitants.

OUR STRATEGY

      Our goal is to capitalize on our existing core businesses and competitive skills to further build our market share and penetrate new markets. We intend to:

     LEVERAGE OUR ASSET BASE AND KEY STRENGTHS, INCLUDING OUR:

     SWITCHING FACILITIES AND INTERNATIONAL FIBER OPTIC SUBMARINE CABLE SYSTEMS.

     o We currently have switching facilities in New York and will add a switch in Puerto Rico in the first half of 2000. We have interests in international fiber optic submarine cable systems that connect Central America and the Caribbean with the United States and Europe. These include interests in Antilles I, Americas II, Pan American Cable System and Maya I. We also intend to buy an interest in Arcos I, which is currently under construction. Our facilities enable us to carry traffic at competitive rates to several countries in addition to the Dominican Republic.

     LOCAL EXCHANGE, INCLUDING WIRELESS LOCAL LOOP, AND MOBILE INFRASTRUCTURE.

     o Our wireless network covers 80% of the Dominican Republic's population, more than 6.5 million people. Our local exchange network features a wireless local loop system that covers areas of Santo Domingo and Santiago, the two largest cities in the Dominican Republic, and of six other cities. Using wireless local loop technology we can connect a customer within 48 hours, substantially less time than required for wireline installation. We will expand coverage in areas already served by the wireless local loop system and add new areas as well.

     STRONG BRAND NAME RECOGNITION AND MARKETING CAPABILITIES; AND

     o Our aggressive marketing and strong customer service have allowed us to build a strong brand in our existing markets. We will capitalize on our brand name recognition and marketing programs for prepaid phone cards to target ethnic communities in New York, New Jersey, New England, Florida and Puerto Rico. We will build on existing relationships with resellers that provide traffic to the Dominican Republic and to other markets to increase our international traffic.

     STRONG HISTORIC REVENUE AND CASH FLOW GROWTH.

     o We have increased EBITDA sequentially in each of the last 11 quarters. Our revenue and cash flow growth have contributed to the funding of our network build-out. They serve as the basis for growth in future markets and, we believe, will facilitate our obtaining additional financing for our expansion plans.


     EXPAND EXISTING MARKET COVERAGE IN THE DOMINICAN REPUBLIC AND THE UNITED STATES BY:

     FOCUSING ON HIGH-GROWTH MARKET SEGMENTS IN THE DOMINICAN REPUBLIC, INCLUDING RESIDENTIAL LOCAL AND CELLULAR AND PCS SERVICES;

     o There remains substantial unmet demand for residential local service in the Dominican Republic as large segments of the Dominican population still have limited access to this service. Based upon information available to us, at December 31, 1999, there were approximately 842,000 local access lines in service, representing a teledensity rate of approximately 9.9%. We plan to expand our wireless loop system into three additional cities in 2000 and seven more cities in the following three years. We will increase capacity in the areas currently covered by the system. In 1999, we introduced prepaid local access service, which we believe will increase our penetration.

     o The mobile wireless market has been the fastest growing segment of the Dominican telecommunications market since 1996. Based on information available to us, we believe the mobile wireless market has grown at an annual average rate exceeding 70%, based on the number of subscribers. Our cellular network covers 80% of the population and our PCS network covers approximately 65% of the population. With these two networks we are able to offer dual-band service, allowing PCS customers to use their mobile phone over our analog service as well. We will expand our PCS system into additional cities over the next several years, resulting in coverage of 75% of the Dominican population.

     EXPANDING OUR OPERATIONS IN THE UNITED STATES TO TARGET ADDITIONAL ETHNIC AND GEOGRAPHIC MARKETS AND TO EXPAND OUR OWNERSHIP AND CONTROL OF DISTRIBUTION CHANNELS;

     o As we expand our long distance network in Central America and the Caribbean, we plan to target additional ethnic and geographic markets in the United States through TRICOM, USA. We will then be able to offer end-to-end long distance services to these new markets.

     o TRICOM USA relies on distributors and resellers for the placement of its prepaid calling cards and the generation of international traffic to the Dominican Republic and other destinations. In order to expand our market presence, and at the same time enhance margins on traffic generated by our prepaid cards, we will consider opportunities to acquire distributors of prepaid calling cards.

     o Through the acquisition of resellers, we can capture a greater share of the market for outgoing minutes and increase direct access to customers, which should enhance our profit margins. Resellers also give us greater access to ethnic markets in which we already participate and access to new ethnic markets.

     CAPITALIZING ON OPPORTUNITIES IN THE DOMINICAN REPUBLIC CREATED BY THE GROWING DIGITAL ECONOMY TO EXPAND OUR BROADBAND DATA TRANSMISSION BUSINESS, ISP, BUSINESS AND E-COMMERCE OPERATIONS.

     o As the Dominican economy has expanded, there has been greater demand for broadband data transmission and Internet services. Our fully digital network positions us to provide broadband access and high speed data transmission to both the corporate data and residential ISP market. We are currently at the final stage of testing digital subscriber line or xDSL, very small aperture terminal or VSAT, and local multipoint distribution service or LMDS technologies. We expect to implement one or more of these technologies on a commercial basis to enhance our delivery of broadband service. We will also consider acquiring or investing in cable television systems that would enhance our access to the market for voice and high speed data transmission.

     o We believe our e-commerce opportunities will expand as an increasing number of businesses and consumers embrace the Internet as a method of purchasing goods and services. We plan to continue growing our vertically integrated e-commerce platform, including providing webpages or websites in our portal, electronic payment gateway and consulting services. We will pursue partnerships and joint venture opportunities with large local retailers and distributors in the Dominican Republic and Central America. We can achieve economies of scale for marketing and connectivity by increasing our merchant customer base.

     EXPAND INTO SELECTED CARIBBEAN AND CENTRAL AMERICAN MARKETS BY:

     SELECTIVELY PROVIDING TELECOMMUNICATIONS SERVICES IN TARGET MARKETS;

     o We believe that several countries in Central America and the Caribbean have markets that have demographic, regulatory and demand characteristics similar to those in the Dominican market at the time we initiated our operations. These characteristics include relatively high settlement rates, underserved markets dominated by a single incumbent provider and increased liberalization of the telecommunications industry. In these countries, we believe we have the opportunity to export our business model.

     o We will seek to establish a presence in each of our target markets in the region by selectively providing one or more telecommunications services. We will expand our product offerings over time to include other segments in which we have been successful in the Dominican Republic including international long distance, cellular, PCS, broadband data transmission, Internet and e-commerce.

     o In entering new markets, we will consider forming strategic alliances or joint ventures with local companies, acquiring local companies or obtaining licenses to provide telecommunications services. We will select our entry strategy for each market based on our competitive strengths in that market.

     APPLYING OUR WIRELESS EXPERIENCE, SCALABLE BACK OFFICE SYSTEMS AND MARKETING KNOW-HOW TO DEVELOP TELECOMMUNICATIONS OPERATIONS.

     o We will rely on the technical expertise that we have developed to deploy wireless technologies to enter new markets. Our deployment of a CDMA-based wireless network has enabled us to enhance our mobile services capabilities while also accelerating the expansion of our local access presence in the Dominican market. Our network is one of the largest wireless local loop networks in operation in the world. Wireless local loop technology offers ubiquitous coverage, rapid installation, a scalable network with redeployable equipment, reduced maintenance costs and mobility, and is ideally suited for new entrants in an underserved telecommunications market.

     o Our scalable back office systems, which integrate sales, customer service, collections and financial control functions will allow us to expand our operations in a cost efficient manner.

     o We believe that our marketing know-how is an integral part of our sales model. This model features proactive sales efforts, targeted sales campaigns and reduction of credit risk through promotion of prepaid services and can be exported to other markets in the Caribbean and Central America.

     SERVICE OFFERINGS

     Our service offerings include:

     o    Local service;

     o    Mobile services;

     o    International long distance; and

     o    Broadband data transmission and Internet.

     LOCAL SERVICE

     We are a competitive local exchange carrier and had 118,926 local access lines in service at December 31, 1999, including 38,310 net lines additions during 1999. Our local access network covers areas with approximately 80% of the population of Santo Domingo, Santiago and six additional cities.

     All of our basic telephone service customers have access to a range of value-added services, including call forwarding, three-way calling, call waiting, and voice mail applications. In addition to local service, we provide direct-dialed, collect and operator-assisted international and domestic long distance services and Internet access to our residential and corporate customers.

     We offer our customers broad flexibility in assembling customized packages of services, which provide our customers with cost savings and enhanced control over their consumption of telephone services. Customers may choose from a menu of services, including domestic and international long distance services, local service and value-added services. They also may bundle their local access service with cellular or PCS, paging and Internet services. Service packages permit customers to preset their monthly bills based upon, for example, local service minutes as well as long distance minutes and specified destinations. Customers are responsible for paying for usage levels in excess of preset package amounts, at regular per minute rates. We believe that providing customers with such budgeting capability increases consumer confidence in using telecommunications services, consequently allowing for increased service penetration, higher levels of customer satisfaction and lower incidence of delinquent payments.

     We have accelerated our local access network expansion program by deploying a wireless local loop. The wireless local loop consists of receivers that are installed at a customer's house, digital switches and a base station transmitter. The receiver is connected by cable to a standard telephone jack that connects to a standard telephone. The receiver is powered by the customer's home power supply and also contains a battery that allows operation to continue for up to approximately 24 hours of standby and eight hours of talk time in the event of a power outage. The wireless local loop offers voice quality as clear as telephones connected by wirelines.

     We also sell fully integrated turnkey systems and system components. We are a distributor in the Dominican Republic for Mitel and Comdial, two leading manufacturers of private branch exchanges and key telephone systems. We are also a leading provider of computer telephony integration systems in the Dominican Republic.

     MOBILE SERVICES

     Our mobile network covers approximately 80% of the Dominican Republic's population. We currently offer both cellular and PCS service. Based on information available to us, there were approximately 399,100 cellular and PCS subscribers in the Dominican Republic at December 31, 1999. At December 31, 1999, we had 176,080 cellular subscribers, including 6,424 PCS subscribers, representing approximately 44% of the Dominican mobile telephony market. Our net addition of cellular and PCS subscribers in 1999 was 67,548, which represents 47% of net subscriber additions for 1999 in the Dominican Republic.

     Our cellular and PCS subscriber base grew by 62% during 1999. We attribute a substantial portion of this growth to our prepaid cellular and PCS card, the Amigo card. At December 31, 1999, prepaid cellular and PCS subscribers accounted for 40% of the entire cellular and PCS market of the Dominican Republic and 85% of our cellular and PCS subscribers, based on information available to us. Our Amigo card program has expanded our cellular and PCS customer base because it offers cellular and PCS service to individuals who would not satisfy our current credit policies and because it appeals to customers who prefer to budget their cellular and PCS telephone spending.

     We have offered PCS service since April 1999. This technology provides for added security and privacy compared with traditional analog systems, and it also offers greater capacity. PCS customers are able to receive all of the benefits related to a digital service, including digital messaging, caller ID and voicemail. Our PCS network covers areas with approximately 65% of the population in the Dominican Republic and is less extensive than our analog network. We offer a dual-band service, allowing customers to use seamlessly their mobile phones nationwide over both digital and analog networks.

     At December 31, 1999, approximately 15% of our current subscribers leased their handsets from us. We discontinued leasing handsets to new individual subscribers. We also have entered into arrangements with major consumer electronics retailers and a network of independent cellular and PCS dealers to offer our cellular and PCS services in conjunction with their sale of handsets. As a result of our arrangements with major electronics retailers for the sale by them of handsets in conjunction with subscriptions for our services, we sold handsets to less than 15% of our new subscribers in 1999. We do not subsidize or provide credit on the sale of cellular and PCS handsets.

     We have provided paging services since April 1995. At December 31, 1999, we provided paging services to 28,737 subscribers, representing approximately 11% of the Dominican paging market according to market information available to us. In 1999 we stopped soliciting new paging subscribers. We believe that the success of our prepaid cellular and PCS program has contributed to the decline of paging as a significant part of our business because customers have replaced paging services with prepaid cellular services.

     INTERNATIONAL LONG DISTANCE

     In the Dominican Republic, we provide international long distance services to our local access, cellular and PCS customers. In addition, we offer a prepaid calling card for international distance, the Efectiva card, that can be used from any telephone in the Dominican Republic. We operate telephone centers that provide access to telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers. The centers offer a wide range of telephone services, in addition to long distance.

     In the United States, our subsidiary TRICOM USA provides international carrier services principally to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. Through our switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic. In addition, by controlling the origination and termination of international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.

     Each year since the initiation of TRICOM USA's operations, we have derived a greater percentage of international revenues from resellers. During 1999, resellers originated 42% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. While we enter into agreements with resellers, they are not required to provide to us any amount of traffic. The price per minute charged by us to a reseller is negotiated as often as monthly. During 1999, we received traffic from approximately 30 resellers.

     TRICOM USA also markets a number of prepaid cards to ethnic communities in New York, New Jersey, New England, Connecticut and Florida and in Puerto Rico. Each prepaid card is assigned a unique identification number and a face value ranging from $2 to $20. The prepaid card's dollar balance is reduced by the cost of each call. TRICOM USA sells the cards to distributors that resell the cards to retail outlets.

     BROADBAND DATA TRANSMISSION AND INTERNET

     We provide broadband data transmission services to 119 of the largest business customers in the Dominican Republic, through several means of delivery including fiber optic cable and digital wireless point to point radio links. In addition, we provide some of these large customers with Internet access, private networks and frame relay services. Through our integrated services digital network or ISDN, we offer unified transmission of voice and data over the same strand of fiber optic cable. We recently increased transmission capacity to provide larger bandwidths.

     In the Dominican Republic we are the second largest ISP. We provide Internet connectivity to the residential and corporate markets through traditional dial-up connections, as well as through dedicated lines, with speeds ranging from 56 Kbps to 1.5 Mbps. In the near future, we expect to deploy our xDSL and wireless broadband delivery solutions, which are currently in the final stages of testing. Our PCS and paging services are now fully integrated with our Internet service, offering email and digital messaging through our website, www.tricom.net. Our Internet TV product allows users who do not own a personal computer to access the web through their cable TV sets, adding simplicity to our already varied offering.

     We provide a vertically integrated e-commerce platform targeted to the largest Dominican and regional retail merchants. Our platform is based on one or more of the following services:

     o providing the webpages or websites of our merchant customers in our portal;

     o offering them a reliable and fast Internet connectivity platform and a secure electronic payment gateway featuring 128-bit encryption technology; and

     o    webpage design and marketing consulting services.

     We believe that in the Dominican Republic and other Central American countries, very few merchants have the scale and resources to build and support their own websites. They will find significant advantages in sharing the connection, hosting and marketing costs of having an e-commerce platform together with other regional merchants. We are developing our own portal platform and will attempt to minimize marketing and development costs by sharing them with some of our merchant customers and potential partners. We also will seek to enter into commercial relationships with some of the largest merchants able to offer fulfillment services in the Dominican Republic and other targeted markets. We are in the process of completing agreements with eight retail merchants that provide transportation, electronics, books, music, software and computers. Depending on the nature of the relationship with our merchant customers, we will share a portion of the revenues generated over our e-commerce platform.

     In March 2000, we established a strategic alliance with Intellicom, a provider of two-way satellite-based Internet services and a subsidiary of U.S. based Softnet Inc. Under the agreement, we are now a distributor of Intellicom's products and services in the Dominican Republic, Puerto Rico, Nicaragua, Honduras, Panama, El Salvador, Costa Rica, Guatemala, Colombia, Venezuela, U.S. Virgin Islands and other countries in the Caribbean and Central American regions. Intellicom's services, marketed under the TRICOM brand, combine caching and satellite technologies and provide broadband Internet access, bypassing landline telecom infrastructures. These services also include e-mail, network news groups, user authentication and web hosting and are targeted at ISPs, educational institutions, multiple dwelling units and large single site or multi-site businesses including banks, insurance companies and hotels.

     MARKETING AND SALES

     Our advertising and promotional materials in the Dominican Republic emphasize that we are a full-service provider of local and long distance services and that customers can realize significant savings from the packaging of services. We use targeted marketing programs, concentrating on those areas of urban centers where we currently provide services and employ marketing techniques often used to promote consumer products, including television, radio and newspaper advertising, door-to-door sales for basic local service and the use of credit card lists and other databases to identify and contact potential users of cellular and PCS services. We distribute gifts to potential and new subscribers, including prepaid calling cards, bonus coupons and other promotional goods bearing our logo. Other means of advertising include billboards, block parties and telemarketing.

     LOCAL AND MOBILE SERVICE

     In the initial stages of our deployment of local services, we relied primarily on door-to-door sales, reflecting the limited geographic extent of our conventional local telephone network buildout. Since the deployment of the wireless local loop which gave us ubiquitous presence, we have used mass media to a greater extent to promote our local telephone services.

     We have achieved our mobile market share growth through direct sales and database marketing techniques, telemarketing and aggressive massive advertising. We sell mobile services from 13 of our offices and more than 246 other offices operated by independent distributors. Through direct sales, we also pursue additional corporate and commercial accounts which, in 1999, accounted for as much as 13% of airtime but represented only 3% of our cellular and PCS subscriber base. We also have entered into arrangements with major consumer electronics retailers to offer our cellular and PCS services in conjunction with their sale of handsets.

      Our advertising for PCS services emphasizes voice quality, clarity and value-added services. Our advertising for prepaid cellular services features the endorsement of Sammy Sosa and emphasizes convenience and accessibility to customers without credit history.

      Our corporate sales and marketing approach to large business customers is to offer comprehensive and customized telecommunications solutions for each corporate customer's needs. Our sales staff works with each customer to gain a better understanding of that customer's operations and to develop application-specific solutions that are appropriate for each customer. Many of our sales executives have engineering backgrounds and are supported by product development and customer service teams.

     INTERNATIONAL LONG DISTANCE

     In the Dominican Republic, in addition to our local access and mobile subscribers, we target individual customers who do not have telephone services in their own homes for our long distance services. In the United States, we target the large immigrant Dominican community and other ethnic populations.

     We feature our prepaid card, Efectiva, in our advertisements for our basic services, as well as in separate advertising. Our advertising emphasizes the accuracy and reliability of our billing and the savings that subscribers can realize. The Efectiva card is distributed at our call centers and through wholesalers and retailers. We have six wholesale distributors and an internal sales force targeting smaller retailers totaling 3,200 points of sale for our prepaid cards.

     TRICOM USA advertises its prepaid cards on radio and through print media targeted at Dominican and other ethnic communities. Advertisements emphasize price, voice quality as well as patriotic or ethnic themes. Cards are distributed to wholesalers under the TRICOM name and are sold primarily in small retail stores, including groceries, beauty parlors, drugstores and newsstands. Some cards feature endorsements by Sammy Sosa.

     BROADBAND DATA TRANSMISSION AND INTERNET

     For broadband data transmission services, we target the Dominican Republic's 400 largest businesses, which require more sophisticated technology and demand more service and support. Our marketing professionals target these businesses in the Dominican Republic, including large multinationals, local business conglomerates and the largest hotels.

     In the residential market we offer packages that bundle Internet access together with our local, wireless and other services. We have entered into arrangements for the distribution of Internet access services through major Dominican computer retailers, by pre-installing our services and offering the first month of service free of charge. In a promotion to increase computer penetration in the country, we have also launched our "ENTER-NET" plan offering financing provided by a GFN-affiliated bank for computer equipment bundled with Internet access via our service.

     We currently are testing a number of broadband delivery systems, including xDSL, VSAT and LMDS. These platforms will enable us to increase our penetration into markets requiring high speed data transmission and Internet access.

     For e-commerce services, we target the largest local retailers and distributors in the Dominican Republic and Central America. We market to them the advantages of offering their customers an efficient and reliable e-commerce platform and the advantages of outsourcing it to us. We emphasize our relationship with Bancredito, an affiliate of GFN, which provides us with a secure electronic payment gateway featuring 128-bit encryption technology, as well as our growing ISP business and our experience with offering complex connectivity solutions. Our extensive use of the web to market and manage customer service and billing for our telephony services serves as a model to demonstrate our e-commerce expertise.

     CUSTOMER SERVICE

     In the Dominican Republic, we provide customer service for all of our services through one central service center and 13 commercial offices. Our customers may subscribe for telephone services, pay and obtain information about monthly bills and inquire about billing adjustments at our offices. To enhance customer service, our representatives use our customer service system linked to our central billing and service order system, enabling them to handle expeditiously both billing and service inquiries.

     We provide a 24-hour interactive voice response service through which customers can register claims and make billing inquiries. In addition, customers may access their account information online 24 hours a day, 7 days a week, on our website, www.tricom.net. Our website provides information about our services and can be used to purchase products including prepaid cards, cellular phones and accessories.

      We have recently invested in customer relationship management and interactive voice response systems in order to improve our customer service delivery. Among other benefits, these will contribute to our development of our data warehouse which we will actively use to design our targeted marketing strategies.

      We seek to provide installation and repair services to our customers on par with such services provided by the best telecommunications companies throughout the world. In order to achieve this goal, we have established service benchmarks for, among other things, network availability, installation and repair intervals.

      Our customer service department gathers information from our customers, which we then use to tailor our products and services to meet customer needs. We contact customers shortly after initial installation to address any service concerns or problems that they may have. We regularly survey our customers to determine their satisfaction with our services and to improve services based upon the explanations offered by customers who voluntarily cancel their services. Furthermore, we have a customer retention department that works to determine the cause for customer churn and also to develop appropriate retention strategies to target this segment.

     BILLING AND CREDIT POLICIES

     We have developed an integrated billing system for local, long distance, cellular, paging and value-added services. The integrated billing system enables our customers to obtain a single bill, providing detailed information about charges for all services rendered. We have led the Dominican telecommunications market in the introduction of billing packages that provide detailed call reports with time-of-day, day-of-week and destination information as well as flexible billing discount programs which are similar to those found in the most competitive markets outside the Dominican Republic. Our subscribers can call our center and speak with a customer care representative and obtain account and statement information. Our customers also can access information over the telephone through "FONOCOM," an interactive voice response system that enables customers to consult their most recent calls and account balances. Our customers also may request a copy of their bill, which is then delivered to them via facsimile transmission.

     Cash payments may be made at walk-in commercial offices, centers and affiliated bank branches, or funds may be debited from credit cards or bank accounts. Our customers also may pay their bills at any one of our over 200 payment stations, which are located in neighborhood gas stations, grocery stores and other retail outlets.

     Residential customers, who are not prepaid customers, subscribing for basic telephone service are required to pay an installation fee of up to RD$3,200 ($200) in cash. If the customer chooses to pay the installation fee in installments, he must pay within two months. We believe that the higher installation fee is a sufficient threshold for screening subscribers for basic telephone service. Each residential basic telephone service subscriber has a credit limit of approximately $313. We contact any customer exceeding this credit limit and request that such customer pay all or part of the outstanding bill. In December 1999, we introduced a prepaid local access line program. This program appeals to customers who prefer to budget their telephone spending and allows us to expand our market to customers who otherwise would not qualify under our credit policies.

     We require all individuals wishing to subscribe for cellular and PCS services to own a credit card or prepay either by using the Amigo card or making a deposit through the Cellflex prepayment program. Our service contracts do not cover a specified amount of time and remain in effect as long as each customer remains active and current in paying its bills. Each cellular and PCS service subscriber is assigned a credit limit, which varies depending upon the individual's monthly usage and payment history.

     Since 1996, our policy has been to suspend service for all residential basic telephone service subscribers if payment is not received within 45 days after a bill is issued and to terminate service 45 days after the suspension date. Cellular, PCS and paging services are suspended when the prepayment balance is exhausted or when a customer's credit limit is reached. Customers must pay RD$255 ($16) for wireline services, RD$73 ($5) for paging services and RD$255 ($16) for Internet services in order to reinstate service after termination. Cellular subscribers whose service has been terminated may reconnect only by purchasing an Amigo prepaid card or by paying RD$188 ($12) to obtain Cellflex services.

     We had an average monthly churn rate for cellular subscribers of 1.8% in 1999 compared to an average monthly churn rate of 3.6% in 1998. We calculate average monthly churn by dividing the number of subscribers disconnected during the year by the sum of subscribers at the beginning of each month during such year.

     TRICOM USA distributes its prepaid cards through wholesale distributors. Depending on their credit history and the length of their relationship with TRICOM USA, wholesalers are required to pay in full for calling cards upon delivery or are extended credit for up to 15 days. All distributors of prepaid cards in the Dominican Republic are extended credit for up to 30 days.

     TRICOM USA requires that new reseller customers prepay for long distance services. Customers that have a previous relationship with TRICOM USA are extended credit, on average, for up to 15 days. Traditional long distance carriers generally pay TRICOM USA within 60 to 90 days for traffic.

     MANAGEMENT INFORMATION SYSTEMS

      Our management information systems are designed to provide two principal functions. First, they must generate accurate information in real time, which employees at all levels of the organization can readily access, particularly those employees who deal directly with customers. Second, our customers must be able to access directly pertinent information from our computer network. We have designed a fully integrated, open architecture computer network with a view to providing these functions.

      We use Oracle as our common database and software application development tool set. We use Oracle Financials for billing, accounts payable, accounts receivable, general ledger, purchase orders, inventory control and fixed asset accounting.

      We have developed an integrated billing system that runs on an Oracle platform. Our billing system rates calls in one-second increments for calls made from our retail telephone centers, six-second increments for calls made with our prepaid calling cards and one-minute increments for calls made from local access lines, cellular and PCS telephones. The billing system also enables us to rate calls according to each customer's specific service package, thus permitting us to offer tailored packages.

     NETWORK INFRASTRUCTURE

     Our state-of-the-art fully digital network includes:

     o Local access network comprising 31 digital loop carriers connected via fiber rings to three supernode switches and 39 remote switches;

     o    Fully redundant digital wireless point to point backbone;

     o    Mobile network comprising two MSCs and 72 cell sites;

     o Two satellite earth stations and capacity in six international undersea cables; and

     o One supernode switch in New York and one switch in construction in Puerto Rico.

      We invested over $520 million from 1992 through 1999 to develop a network infrastructure, which is fully digital except for portions of our cellular network.

     LOCAL SERVICE AND MOBILE NETWORK

     The core of our network is composed of Nortel International gateway switches: the DMS-300 and DMS-250 Supernodes. The DMS-300 Supernodes have switching capacity of more than 4,300 digital trunk lines and possesses special features such as ultra-high-speed, port-to-port call switching that enables the device to handle 240,000 calls per second. In addition, the switch's time-of-day capability allows us to distribute efficiently our telecommunications traffic and provide, as a result, more competitive pricing. The DMS-250 Supernode switch also provides statistical call distribution information, which allows us to control our proportionate flow of traffic. Without such capabilities, we would have to conduct these monitoring tasks manually. The switch also possesses CCS-7 capability, which enables us to use one common channel for signaling purposes, optimizing the channels available for voice transmission. Without this capability, a network must use each of its channels to signal the origination and termination for each call, which often results in uncompleted calls and poor circuit utilization.

     Our local access network is composed of three Northern Telecom DMS-100 Supernode switches, one DMS-500, one DMS-10 switch, 38 remote switches and 33 digital loop carriers. Each of the DMS-100 switches has a distributed processing architecture, can handle remote equipment, and is capable of supporting up to 90,000 customers. All of our Northern Telecom switches are equipped with SS7 signaling capability and enable us to offer value-added services including caller identification, three-way calling and automatic recall. Our intra-city network is comprised of 400 route miles of fiber optic cable and 2,313 miles of copper cable in 7 cities.

     We use a modular network architecture design based on digital loop carrier technology and fiber rings to connect to local access lines. Our central office switches are connected by fiber optic cable to various digital loop carriers located throughout the three largest cities in the Dominican Republic. The digital loop carriers can be located up to 160 kilometers away from the central office switch. The digital loop carriers are small in size and can be easily installed at relatively low cost. These digital loop carriers, in turn, carry telecommunications traffic by copper or fiber optic lines to the customer. All these activities are remotely monitored by the management system, located at the central office. Without the use of the digital loop carriers, we would have to maintain various central office switches, which would require us to incur substantial additional costs, including land acquisition, obtaining the necessary rights-of-way and hiring additional personnel to manage these operations.

     We transmit our domestic traffic through a fully redundant digital wireless point to point backbone system, which provides both intra-city and inter-city telecommunications services. The system links approximately 80% of the country's population, including Santo Domingo, Santiago, San Francisco de Macoris and certain key areas in the eastern and northern regions of the country that are centers of the tourist and agricultural business industries. With 99.9% circuit availability, the wireless point to point system serves the areas that have high telecommunications usage, including large industrial and commercial areas. We interconnect with Codetel at 18 network access points in 11 cities of the Dominican Republic.

     To oversee and monitor the activities of our network infrastructure, we have installed an open architecture network management system. This system allows us to manage our central office switches and remotely monitor all network components, including remote switches, wireless point to point digital radios, wireless data communications network and digital loop carriers. This system can only function in a fully digitalized network such as ours. The management system provides continuous information regarding our equipment, any equipment failure, and the security of the network. In addition, it allows the central office to send commands and engage in remote line testing functions. The management system enables us to maintain integrated management of our network.

     Our cellular network in the Dominican Republic uses NAMPS protocol and our PCS network uses CDMA protocol. The Motorola EMX-2500 cellular switch, along with advanced radio channel technology for wireless service systems, allows us to provide low cost and reliable mobile service. Our mobile network currently has 72 cell sites with 2,935 RF channels capacity and two mobile switching centers or MSC, in Santo Domingo and Santiago which enable us to provide mobile coverage to those regions of the Dominican Republic with the greatest demand for mobile services.

     INTERNATIONAL LONG DISTANCE NETWORK

     In July 1998, we installed our own state-of-the-art switching facility in the New York metropolitan area, a Northern Telecom DMS-250 Supernode. We also are installing a switch in Puerto Rico that will become operational in the first half of 2000. By having our own switching facilities, we will be able to provide termination of international long distance traffic at very competitive rates to several countries in addition to the Dominican Republic.

      By purchasing and leasing international traffic capacity from various systems, we have diverse options to route our international traffic, and are fully connected to the international network. We have purchased capacity in various international submarine fiber optic cables that have been built to send and receive international traffic to various countries. These submarine cables include Americas I, Columbus II, TAINO CARIB and Antilles 1, which directly provide service, or connect with other cables that provide service to Latin America, the Caribbean and Europe. We own 18% of the Antilles 1 submarine cable, which connects the Dominican Republic to the United States via Americas I and Columbus II. We also own interests in the Maya I, Columbus III and Americas II cables. We also intend to buy an interest in Arcos I, which is currently under construction. In addition, we have an 11-meter Vertex satellite earth station which connects to the PanAmSat satellite system and a 15-meter standard A INTELSAT earth station which connects to the INTELSAT satellite system serving the Atlantic region. The use of these satellite facilities allows us to route international traffic between the Dominican Republic and most other countries in the world.

     BROADBAND DATA TRANSMISSION AND INTERNET NETWORK

     Data communications services are primarily targeted to the business community and provided at a variety of speeds, including subrate, 64 kbps, and superrate (1.544 Mbps and fractional T-1). Our data communications network uses a transmission backbone consisting of Newbridge data multiplexing nodes, linked over a 155 Mbps (OC-3) bi-directional fiber optic ring and digital wireless point to point radio links. The "last mile" to the customer is provided through fiber optic cable and/or digital wireless point to point radio links. Currently we have 3,269 access lines offering speeds in excess of 56 Kbps. This data network has the capability to monitor the communications link all the way to customer desktop level and to support multiple data protocols such as ATM and frame relay.

     To provide data communications services, we have strategically installed various small data nodes in cell sites and RSCs or remote switching centers. Our technology infrastructure is built and maintained to assure reliability, security and flexibility and is administered by our technical staff. Each of our servers can function separately, and key components of our server architecture are served by multiple redundant machines.

     We maintain our central production servers at the data center of our headquarters. Our operations depend on the ability of the network operating centers to protect their systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins or other events.

     We employ in-house and third-party monitoring software to monitor access to our production and development servers. Our reporting and tracking systems generate daily traffic, demographic and advertising reports, which are copied to backup tapes each night.

     COMPETITION

     LOCAL AND MOBILE OPERATIONS

     We currently compete against three other telecommunications companies in the Dominican market: Codetel, All America Cables and Radio, Inc. and Skytel. Codetel, a wholly owned subsidiary of GTE Corp., is an integrated communications service provider and has public telephone centers which compete with our retail telephone centers. In January 2000, Centennial Cellular Corp. announced its acquisition of 70% of All America Cables and Radio. We believe that Centennial intends to expand All America's share of the market for cellular services. Skytel, a U.S. paging service provider, has been granted a license by the Dominican government and now provides paging services in the Dominican Republic. In 1999, France Telecom acquired a company which had been granted a concession. While we believe that this concession has expired and anticipate challenging the concession on this basis, we expect that pending disposition of our challenge, France Telecom will use the concession to develop wireless roaming services targeted to European tourists. The Dominican government also has granted concessions to the following telecommunications companies which either have not commenced operations yet or have minimal operations: Telecomunicaciones America,
C. por A., Compania Telefonica del Norte, S.A., Servicios Globales de Telecomunicaciones, S.A., Transmisiones & Proyecciones, S.A., Defisa, S.A., Comunicaciones Dominicanas S.A., Turitel S.A. Economitel C. por A., and Servicios Moviles de Comunicacion, S.A., (MOVICELL). Each of the concessions allows for the provision of the same telecommunications services that we provide. In addition, we believe that international telecommunications companies, from time to time, have considered investments in the Dominican market.

     The growth of our market presence in the Dominican Republic depends upon our ability to obtain customers in areas that currently are not served or are underserved by Codetel and to convince these customers to either add or switch to the telephony services provided by us. We initially attempted to compete with Codetel by providing lower rates. From time to time, Codetel has implemented significant price reductions for certain categories of calls in response to our marketing initiatives and, as a result, forced us to modify rates for certain services. We will continue our efforts to compete by reaching unmet demand and providing innovative products and competitive pricing, reliable communications, responsive customer service and accurate billing. We emphasize that customers can realize savings through our packaged service offerings. In addition, we will leverage our fully integrated and completely digital wireline network to continue to provide accurate and reliable basic and Value-added telephone services. However, Codetel, if it decided to do so, could spend significantly greater amounts of capital than are available to us. Codetel also could upgrade its network or sustain price reductions over a prolonged period. Any such efforts by Codetel could have a material adverse effect on our ability to increase or maintain our market share and on our results of operations.

     INTERNATIONAL LONG DISTANCE

     The international telecommunications industry is intensely competitive and subject to rapid change precipitated by changes in the regulatory environment and advances in technology. Our success depends upon our ability to compete with a variety of other telecommunications providers in the United States and in each of our international markets. Our competitors include large facilities-based multinational carriers such as AT&T, MCI/WorldCom and Sprint, smaller facilities-based wholesale long distance service providers in the United States and overseas that have emerged as a result of deregulation and switched-based resellers of international long distance services. We compete on the basis of price, reliability, quality of transmission, capacity at any time to terminate traffic and customer service. We expect that competition will continue to intensify as the number of new entrants increases as a result of the new opportunities created by the 1996 Telecommunications Act, implementation by the FCC of the United States' commitments under the World Trade Organization and basic telecommunications agreements and changes in legislation and regulation in various foreign target markets.

     INTERNET ACCESS AND E-COMMERCE SERVICES

     Many companies already provide connectivity and e-commerce services targeted to Spanish-speaking audiences. All of these companies compete with us for subscribers, user traffic, advertising dollars and e-commerce opportunities. We expect to experience increased competition from the traditional telecommunications carriers. Competition for subscribers, users and e-commerce opportunities is intense and is expected to increase significantly in the future, particularly because there are no substantial barriers to entry in our markets.

     EMPLOYEES

     At January 31, 2000, we had 1,527 employees. We believe that this number may increase over the next several years as we expand our network and our customer base. None of our employees belong to labor unions. We believe that we have good relations with our employees.

     LEGISLATION AND REGULATION

     Our operations are subject to the Telecommunications Law of the Dominican Republic and the Dominican system of regulating and structuring the telecommunications sector, and, with respect to our U.S. operations, U.S. laws and Federal Communications Commission regulations. The following summary of these laws and regulations is not intended to be, and does not purport to be, comprehensive, and the laws and regulations described may be amended, repealed or otherwise modified.

     GENERAL

     The legal framework of the telecommunications sector in the Dominican Republic consists of General Telecommunications Law No. 153-98, enacted on May 27, 1998, resolutions promulgated under that law and the concession agreements entered into by the Dominican government with individual service providers.

     In addition to the industry-specific legal framework, the Constitution of the Dominican Republic affects the telecommunications sector. Among other individual and social rights, the Dominican Constitution guarantees Dominican citizens the freedom of trade. The Constitution specifically provides that monopolies may be established only for the benefit of the Dominican government and must be created by law. None of the existing concession agreements grants a monopoly in any sector of the telecommunications industry to any carrier, and the Dominican government has announced a policy of encouraging growth through competition in the telecommunications industry.

     In 1930, Codetel was granted a concession to operate telecommunications services in the Dominican Republic. Over the years, while other service providers entered the Dominican telecommunications market, none was successful in becoming a full-service telephone company able to compete with Codetel because Codetel was not required to allow other service providers to interconnect their services with its physical infrastructure. To provide services, a company would have to install its own wireline telecommunications network. The economics of this requirement hindered competition. As a result, Codetel held a de facto monopoly for more than 60 years.

     To substantially broaden the number of Dominican citizens with access to a telephone and to allow for the establishment and growth of other modern telecommunications services, the Dominican government adopted a policy of liberalization of the telecommunications sector beginning in the late 1980s. In 1990, the Dominican government granted us a concession to provide a full range of telecommunications services within, from and to the country. Additionally, advancements in wireless technologies made it more cost effective for companies to penetrate the market even without being able to interconnect to Codetel's network. However, interconnection remained important to full-service competition. In 1994, the Dominican government enacted a series of interconnection resolutions which require all service providers in the Dominican Republic to interconnect with all other service providers pursuant to contracts between them; the guidelines for those contracts are set forth in those resolutions. In May 1994, we entered into an interconnection agreement with Codetel which became effective in November 1994. This agreement allowed us to become the second full-service telecommunications provider in the Dominican Republic.

     GENERAL TELECOMMUNICATIONS LAW NO. 153-98 OF 1998

     Former Telecommunications Law No. 118 of February 1, 1966 was repealed by the Law No. 153-98 of May 27, 1998. Law No. 153-98 is the result of a joint government and industry project conducted with the assistance of the ITU, which studied the telecommunications sector in the Dominican Republic. As part of this process, the ITU drafted a proposed telecommunications law and various regulations, including interconnection and tariff regulations, in consultation with Dominican telecommunications carriers. The project was requested by the Technical Secretariat of the Dominican Presidency and the country's telecommunications carriers and was funded by the carriers.

     Law No. 153-98 established a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the "Universal Service Principle," by guaranteeing access by telecommunications services at affordable prices in low income rural and urban areas. The law creates a fund for the development of the telecommunications sector that is supported by a 2% tax payable by customers and collected by telecommunications providers from them based on billings to customers for telecommunications services. At the same time, the law eliminated the 10% tax previously charged on billings of international and domestic long distance traffic to customers.

      In addition, the law created an independent regulator with strong regulatory powers, the Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones, or INDOTEL), and established the regulator's responsibilities, authorities and procedures. The regulator is headed by a five-member council, the members of which serve a four-year term, and includes a representative from the telecommunications industry. Among other responsibilities, INDOTEL is charged with implementing telecommunications development projects to satisfy the requirements of the Universal Service Principle. Law No. 153-98 grants INDOTEL control over all frequency bands and channels of radio transmission and communications within the country and over its jurisdictional waters.

      Law No. 153-98 encourages competition in all telecommunications services by enforcing the right to interconnect with existing participants and ensuring against monopolistic practices, and at the same time upholding those concessions that are operational. The law establishes mechanisms to set cost-based interconnection charges and to resolve interconnection disputes by requiring existing operators to amend their interconnection agreements consistent with the new requirements. The law also eliminates cross subsidies and provides for progressive rate rebalancing of those tariffs that traditionally have been subsidized, in order to reflect costs more closely.

     We believe that this legislation, combined with technological advances and the sustained growth of private investment will significantly contribute to the development of the telecommunications sector in the Dominican Republic.

     Additionally, we expect the increase in demand for long distance services stemming from reduced long distance fees to encourage continued long distance traffic growth.

     OUR CONCESSION AGREEMENT

     In accordance with former Law No. 118, we entered into a concession agreement with the Dominican government in 1990 under which we were issued a non-exclusive license to establish, maintain and operate a system of telecommunications services throughout the Dominican Republic, as well as between the Dominican Republic and international points. The services which we were permitted to provide under the 1990 concession agreement included telegraphy, radio communications, paging, cellular and local, domestic and international telephone services.

     In February 1996, we entered into a new concession agreement with the Dominican government which superseded the 1990 concession agreement. Under the 1996 concession agreement, we were granted the same non-exclusive license as provided in the 1990 concession agreement to establish, maintain and operate a telecommunications system throughout the Dominican Republic until June 30, 2010. Under our original provisions, the concession agreement and the license granted under it are renewable automatically for 20-year periods unless, at least three years prior to the end of the then existing term, either we or the Dominican government advise each other of our intention not to renew. Law No. 153-98 establishes that the renewal must be requested during the one-year immediately prior to the expiration of the concession, and that the reasons for non-renewal shall be only those set forth in the law. It is unclear whether the renewal provisions of Law No. 153-98 shall be applicable to the Codetel concession agreement.

     Law No. 153-98 established that within one year after its effectiveness each concession must be adjusted to the provisions of the new law. INDOTEL has issued Resolution No. 005-99 on December 1999 for such purposes, requesting, as a first step, information on each of the telecommunications companies with valid concession agreements. We have complied with these requirements. Nonetheless, it seems that INDOTEL is still evaluating all cases and has not yet completed the process of adjustment for any of the currently existing concession agreements.

     The provisions of our 1996 concession agreement relating to our tax obligations differ from those of the 1990 concession agreement. Under the 1996 concession agreement, we do not pay income tax imposed on other Dominican corporations but make payments to the Dominican government in lieu of income tax on the same basis as Codetel pursuant to its concession agreement. We must pay to the Dominican government, within the first ten days of each month, (1) 10% of gross domestic revenues collected by us during the preceding month for telephone services, telegraph services, paging services, cellular services, local, national and international call services, as well as for any data transmission or broadcast services, and any other related telecommunications services provided by us to our clients, minus any access charges paid to Codetel and to any other company for interconnection, and (2) 10% of net settlement revenues collected from foreign correspondent carriers for the use of our network for termination of international long distance calls. The minimum payment to the Dominican government in lieu of income tax by us is RD$18.0 million ($1.2 million) per annum. We have the right to deduct monthly up to one percent of our tax for outstanding debts from the government of 180 days or more and are entitled to the same exemptions granted to other telecommunications companies under their concessions, with the exception of the following taxes: import duties, selective consumption tax, and Taxes on the Transfer of Industrialized Goods and Services. In addition, under the 1996 concession agreement, the Dominican government is obligated to grant to us any term or condition that it grants by concession to any other telecommunications provider in the Dominican Republic more favorable than those contained in the 1996 concession agreement.

     Under the Dominican Constitution, agreements with the Dominican government which contain exemptions from income tax, such as our concession agreement, only become effective upon approval by the Dominican Congress. As of the date of this Annual Report, neither our concession agreement nor the concession agreements of Codetel, All America Cables & Radio and other companies have been submitted to the Dominican National Congress. We are not aware of any plans of the Dominican government to submit our concession agreement for approval to the Dominican Congress.

     If our concession agreement is presented to the Dominican Congress, it may not validate the provisions of our concession agreement relating to the payment of taxes. Pellerano & Herrera, our Dominican counsel, has advised us that if the tax provisions were not validated, the remaining terms of our concession would continue to be governed by the concession agreement. Prior to entering into our existing concession agreement in 1996, Dominican tax authorities asserted that we were required to make payments in lieu of taxes equal to 18% of gross domestic revenues, as was provided in our 1990 concession agreement. If the provisions relating to the payment of taxes in the 1996 concession agreement were to be disapproved by the Dominican Congress, we believe that Dominican tax law would require the payment of a tax equal to 25% of our adjusted net income, the current rate generally applicable to Dominican corporate taxpayers.

     CODETEL'S CONCESSION AGREEMENT

     Codetel's concession from the Dominican government, originally granted in 1930, was modified on January 23, 1995. The terms of Codetel's concession are substantially identical to those of our 1996 concession agreement. Codetel's concession, like our concession agreement, must be approved by the Dominican Congress because it contains an exemption from the income tax applicable to Dominican corporations. The license provides it with the right to construct, maintain and operate a telecommunications system throughout the Dominican Republic and between the Dominican Republic and other countries. Codetel's concession agreement is valid until April 30, 2010 (our concession agreement is valid until June 30, 2010).

     Codetel's concession agreement, as well as our concession agreement, must be revised and adjusted to the provisions and general principles of the new legislation one year after the law takes effect. Codetel, like us, has complied with the information requirements of INDOTEL, under Resolution No. 005-99, but it is still in the process of adjusting its Concession Agreement in accordance with the provisions of Law No. 153-98. Codetel, like us, is required to pay a fixed monthly tax imposed on gross domestic income, and net revenues from international settlement payments. Codetel's minimum tax payment is RD$360.0 million ($23.0 million) per annum compared to our minimum of RD$18.0 million ($1.2 million).

     INTERCONNECTION RESOLUTIONS

     Article 123 of Law No. 153-98 provides that the new regulator, INDOTEL, must issue an Interconnection Regulation. On August 1, 1998, the Directorate General, acting provisionally until INDOTEL was formed, enacted Resolution No. 98-01, which contains the provisional regulation for the application and collection of the contribution for the development of the telecommunications. On August 10, 1998, the Directorate General enacted Resolution No. 98-03, which reorganizes the general assignment of the cellular frequency bands and granted us a license to operate all of Band A and its frequency expansions under sub-bands A, and it also granted a license to Codetel to operate Band B completely, and its expansion under sub-bands B.

     OUR INTERCONNECTION AGREEMENT WITH CODETEL

     In May 1994, we entered into an interconnection agreement with Codetel which sets forth the terms and conditions for interconnection between each party's network in the Dominican Republic. The interconnection agreement, which has an indefinite term, requires each of us to provide access to the other's respective network on equal, nondiscriminatory and transparent terms. Additionally, the interconnection agreement obligates each party to provide to the other any terms or conditions more favorable that it provides to any other telecommunications entity for interconnection.

     Under the interconnection agreement, the parties began paying an interconnection charge for local-to-local traffic in 1996, which is revised annually. Additionally, use of the network by either us or Codetel to originate or terminate cellular, domestic long distance and international long distance calls requires payment of an access charge, which is reviewed annually and is calculated based upon an established formula. The access charge consists of a usage charge and a subsidy charge which only is incurred with respect to international calls.

     We had been involved in arbitration proceedings with Codetel in connection with the terms of the interconnection agreement. Codetel sought approximately $2.5 million in damages, interest and legal costs against us and we filed a counterclaim against it for $3.7 million in damages. On January 2, 1998, we and Codetel executed an addendum to the interconnection agreement which resolved all disputes between us then being arbitrated. The interconnection addendum provides, among other things, that it will (1) remove any technical or operational impediment to telephone users accessing our network from Codetel's network, (2) automatically deliver to us the identification number of any call originating on Codetel's network which is subject to our access charge, (3) install interconnection facilities without delay upon our request, provided that we bear the expense of installing any such facilities, (4) connect calls to emergency services and toll-free numbers on Codetel's network, and make operators available to assist calls from our network to numbers on Codetel's network and (5) make Codetel's database of telephone numbers available to us at no charge on a trimonthly basis. On January 11, 2000, we and Codetel executed a second addendum to the interconnection agreement for the purposes of (1) providing that local interconnection of each company's respective Internet nodes shall take place on May 1, 2000 and to enable our clients to access both our respective servers and nodes to access the Internet; (2) to simplify the billing and collection process for interconnection services; and (3) to amend the regulation on interconnection costs. In addition, the interconnection amendment adjusted the access charges by (1) lowering the charge for international long distance calls from RD$0.86 ($0.05) per minute to RD$0.84 ($0.05) per minute for the first quarter of the year 2000, RD$0.80 ($0.05) per minute for the second quarter of the year 2000, RD$0.76 ($0.05) per minute for the third quarter of 2000, RD$0.72 ($0.04) per minute for the fourth quarter of 2000, and RD$0.68 ($0.04) starting the year 2001; (2) increasing the charges for national long distance calls and calls made from cellular telephones from RD$0.63 ($0.04) to RD$0.68 ($0.04); and (3) charging for "calling party pays" traffic a use charge of RD$0.68 ($0.04) per minute and a variable complementary charge depending on the amount of cellular lines on service.

     Law No. 153-98 establishes that interconnection agreements entered into by the providers must be revised and readjusted to reflect and incorporate the provisions and general principles set forth in the new law within one year from the effectiveness of the law. Indotel is expected to issue a regulation for these purposes, but has not, to this date, done so. In the mean time, Codetel and we have, through our January 11, 2000 Addendum, bilaterally sought to adjust our Interconnection Agreement to the provisions of Law No. 153-98.

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

     Certain FCC international policies apply to all carriers that originate or terminate telecommunications services in the United States.

     Through several policy initiatives in the last several years, the FCC has encouraged greater competition in foreign markets. A particular focus of the FCC has been "accounting rates" or "settlement rates," which are the amount of payment negotiated between carriers for the termination of international telephone calls.

     On August 7, 1997, the FCC adopted a Report and Order regarding the regulation of international accounting rates. The order establishes certain accounting rate benchmarks based on categories of economic development of different countries. The FCC calculates the benchmark rate for each foreign country by looking at three network elements used to provide international termination services (i.e., international transmission facilities, international switching facilities, and domestic transport and termination). Once the rate is calculated, the country is grouped into one of four categories based on its level of economic development--upper income, upper middle income, lower middle income and lower income. The per minute benchmark settlement rates are $0.15 for upper income, $0.19 for upper middle income, $0.19 for lower middle income and $0.23 for lower income. Under the FCC's income categories, the Dominican Republic is in the lower middle income group and our benchmark settlement rate would be $0.19 cents per minute. Pursuant to the order, U.S. carriers must enter into settlement rate arrangements with foreign carriers in lower middle income countries at or below the applicable benchmark rate by January 1, 2001. The FCC has indicated that it expects U.S. carriers to negotiate proportionate annual reductions with foreign carriers during the relevant transition period. Additionally, to prevent facilities-based U.S. carriers that have foreign affiliates from using above-cost benchmark settlement rate revenues of their foreign affiliates to gain an unfair price advantage over other U.S. carriers, the FCC requires U.S. carriers to negotiate a settlement rate that is at or below the applicable benchmark rate before the deadline. If the FCC detects competitive distortions in the U.S. telecommunications market, it will take enforcement action which may include a requirement that the settlement rates of the U.S. carrier's foreign affiliate be reduced to the "best practices rate," currently calculated at $0.08 per minute, as a condition of continued service on that route from the United States. The United States Court of Appeals of the District of Columbia Circuit recently affirmed the FCC's Report and Order.

      In 1996, the FCC issued an order that allows U.S. carriers to propose alternative payment arrangements that deviate from the existing international settlement policy requiring all U.S. carriers to have the same settlement rate with a foreign carrier. Additionally, in the order the FCC codified the proportionate return policy requiring that U.S. carriers receive back the same proportion of traffic that they send to a foreign carrier. This policy is an effort by the FCC to restrict a foreign carrier's ability to manipulate the allocation of return traffic and whipsaw U.S. carriers. However, the FCC may allow for exceptions to the proportionate return policy for alternative payment arrangements that satisfy the terms and conditions established in the order.

      In April 1999, the FCC adopted an order approving sweeping reform of the international settlements policy. The 1999 order deregulated inter-carrier settlement arrangements between U.S. carriers and foreign non-dominant carriers on competitive routes. Among other rule amendments, the FCC's April 1999 order eliminated the international settlements policy and contract filing requirements for arrangements with foreign carriers that lack market power; eliminated the international settlements policy for arrangements with all carriers on routes where rates to terminate U.S. calls are at least 25 percent lower than the relevant settlement rate benchmark previously adopted by the FCC; and eliminated the flexibility policy discussed in the preceding paragraph.

      On February 15, 1997, 69 countries (including the United States and the Dominican Republic) signed a global agreement on basic telecommunications services. Under the auspices of the World Trade Organization, the global agreement aims to increase competition among its signatories through the removal or lowering of entry barriers to foreign markets and the implementation of pro-competitive regulatory principles. On February 5, 1998, the global agreement went into effect.

      In an order released in November 1997, the FCC took the steps necessary to open the U.S. market to increased competition, in accordance with U.S. commitments in the WTO Basic Telecom Agreement. In summary, the FCC adopted an open entry standard for applicants from WTO Members seeking to: (1) obtain
Section 214 authority from the FCC to provide international facilities-based, resold switched and resold non-interconnected private line services; (2) receive authorization to exceed the 25 percent indirect foreign ownership benchmark in
Section 310(b)(4) of the Communications Act for wireless licenses; and (3) receive submarine cable landing licenses. The FCC's open entry standard includes a presumption in favor of foreign participation by applicants from WTO member countries. The FCC expects this order to significantly increase competition in the U.S. telecommunications market by facilitating entry by foreign service providers and investors.

      On September 11, 1995, the FCC issued an order approving the application of Domtel Communications, Inc., which later changed its name to TRICOM USA, Inc., to provide, on a facilities-based basis, voice, data and private line services between the United States and various international points, including the Dominican Republic. The FCC also approved Domtel Communications, Inc. as a non-dominant provider on all routes, including to the Dominican Republic. We began initiating U.S. traffic pursuant to this authorization in 1997. Domtel Communications, Inc. was also granted global resale authority by the FCC in 1996.

      Since the effectiveness of the interconnection agreement with Codetel, we have entered into operating agreements with U.S. correspondents, including AT&T, MCI, AT&T Puerto Rico, Sprint, WorldCom, TLD of Puerto Rico and TresCom. TRICOM USA, Inc. also has the ability as a U.S. carrier to develop its own business plan for markets other than the Dominican Republic, and has been approved by the FCC to communicate from the United States with 186 countries via satellite and with 28 countries via fiber optic submarine cables.

      As a carrier holding an international authorization from the FCC, TRICOM USA is subject to various statutory and regulatory telecommunications mandates, including the duty to offer services at just and reasonable rates, the obligation to file and maintain tariffs at the FCC setting forth TRICOM USA's rates, terms and conditions, and the requirement to obtain prior approval for most transfers of control and assignments of authorizations, except those considered non-substantial, or "pro forma" under FCC rules. The FCC may address regulatory non-compliance with a variety of enforcement mechanisms, including monetary forfeitures, refund orders, injunctive relief, license conditions, and/or license revocation.

      We believe we are in compliance with all material laws and regulations in the countries in which we operate. Future regulatory, judicial, or legislative activities could have a material adverse effect on our financial condition, results of operations or cash flow.

      We are certified by the public utility commissions of Puerto Rico and Florida, and are currently investigating whether we need certification in any other U.S. states. Based on our investigation of certification requirements, we currently anticipate applying for certification in Alaska, Illinois, Maryland, Massachusetts, Rhode Island and the United States Virgin Islands. In addition, we are in the process of investigating whether, under the laws of Canada, the sale by independent distributors of its prepaid calling cards in Canada qualifies it for the Canadian certification process. Should the result be positive, our outside counsel is prepared to submit one or more applications for the appropriate certification.

      As we expand our operations into other countries, we may become subject to varying degrees of regulation in those jurisdictions where we provide service. Laws and regulations regarding telecommunications differ significantly from country to country.

ITEM 2. DESCRIPTION OF PROPERTY

     Our principal properties consist of our fiber optic network, satellite earth stations, nodes and real estate. At December 31, 1999, the net book value of our real estate and equipment was approximately $455.0 million. Our real estate holdings are strategically located throughout the Dominican Republic, providing the infrastructure for the telecommunications network and sales facilities. Most of our properties are related directly to our telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, wireless point to point radio equipment and digital switching nodes. Our current headquarters are located in downtown Santo Domingo in a building that we own.

ITEM 3. LEGAL PROCEEDINGS

     In August 1999, a Dominican company, DCS International S.A., and two individual plaintiffs whom we believe are officers or employees of DCS, sued us in Dominican courts for alleged losses and damages of up to approximately RD$200 million ($12 million) resulting from the imprisonment of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that we instigated following an irregular increase in telephonic traffic at certain telephone numbers. We requested that the court dismiss the action because of lack of jurisdiction. The court granted our motion to dismiss and assessed the costs of the proceedings against the plaintiffs. The plaintiffs may appeal the ruling or resubmit the action before the proper court within one month from the date of the ruling. We believe, after consulting with legal counsel in this action, that the matter will not have a material adverse effect on our results of operations and financial position.

      There are no other legal proceedings to which we are a party, other than ordinary routine litigation incidental to our business which is not otherwise material to our business or financial condition.

ITEM 4. CONTROL OF REGISTRANT

SHARE OWNERSHIP

     The following table sets forth certain information known to us with respect to beneficial ownership of the common stock at February 22, 2000 (unless otherwise indicated) by each person who beneficially owns 5% or more of the common stock and all officers and directors as a group. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. Each share of Class B stock is freely convertible into one share of Class A common stock, subject to adjustment, and may not be transferred except to GFN, Motorola or permitted transferees, as defined.

                                     SHARES         PERCENTAGE
                                  BENEFICIALLY     BENEFICIALLY    PERCENTAGE OF
         SHAREHOLDER                 OWNED             OWNED           VOTE
------------------------------- ----------------- ---------------- -------------
    Oleander Holdings Inc. (1).... 11,486,720          46.2%            58.3%

    Motorola Inc..................  7,657,818          30.8%            30.8%
    Directors and executive
       officers as a group
       (16 persons)............... 11,486,726(2)       46.2%            58.3%

----------

(1) Oleander Holdings, Inc., a Panamanian corporation, is a wholly owned subsidiary of GFN. GFN is controlled by Manuel Arturo Pellerano Pena, the Chairman of the Board of Directors and President and members of his family.
(2) Includes 11,486,720 shares of Class B stock that may be deemed to be beneficially owned by Mr. Pellerano, our Chairman of the Board of Directors and President, in his capacity as a controlling person of GFN. Does not include 313,420 shares of Class A common stock issuable upon exercise of options that are exercisable commencing in 2001 and through 2008.

SHAREHOLDERS AGREEMENT

     Each of the current members of the Board of Directors has been elected pursuant to an amended and restated shareholders agreement, dated as of May 8, 1998, among TRICOM, Motorola, Oleander, Zona Franca San Isidro and certain nominal shareholders that are affiliates of GFN or TRICOM.

     The shareholders agreement provides that the Board of Directors will consist, and GFN and Motorola each will vote all of the shares owned by it (or in the case of any transfer of shares to its permitted transferee, as defined in the shareholders agreement, will cause such permitted transferees to vote their shares) in favor, of six directors to be designated by GFN, four directors to be designated by Motorola and two independent directors. The shareholders agreement provides that in order for a person to qualify as an independent director such person must not be:

     o an officer, employee, principal stockholder, consultant or partner of TRICOM, apart from such directorship, or an officer, employee, principal stockholder, consultant or partner of an entity that was dependent upon TRICOM or any affiliate of TRICOM for more than 5% of its revenues or earnings in its most recent fiscal year;

     o an officer, director, employee, principal stockholder, consultant or partner of a person that is a competitor of TRICOM or any of its affiliates, any affiliate of such competitor, or any other person that was dependent upon such competitor or affiliate of such competitor for more than 5% of its revenues or earnings in its most recent fiscal year; or

o an officer, director, employee, principal stockholder, consultant or partner of Motorola or GFN or an officer, employee, principal stockholder, consultant or partner of an entity that was dependent upon Motorola or any affiliate of Motorola for more than 5% of its revenues or earnings in its most recent fiscal year.

      Each of Motorola and GFN will be entitled to nominate one independent director so long as it together with its permitted transferees own at least 25% of the issued and outstanding shares of Class B stock. Each of Motorola and GFN will be entitled to nominate two independent directors if it together with its permitted transferees together own more than 75% of the issued and outstanding shares of Class B stock. In calculating the number of shares of Class B stock owned by either GFN or Motorola, there will be included the number of shares of Class B stock owned by any of it permitted transferees, as defined.

     The composition of the Board of Directors is intended to approximate the respective ownership interests of GFN (11,486,720 shares of Class B stock, representing 46.2% of the shares of common stock, preceding this offering, and 60% of the shares of Class B stock and 58.3% of the total voting power, preceding this offering), Motorola (7,657,818 shares of Class B stock, representing 30.8% of the shares of common stock, preceding this offering, and 40% of the shares of Class B stock and 38.8% of the total voting power, preceding this offering) and the public. The number of directors other than independent directors that GFN or Motorola each may designate will change if its percentage ownership of Class B stock changes as follows:

     o if GFN and Motorola each owns 50% of the then outstanding shares of Class B stock, each would have the right to designate five directors;

     o    if either GFN or Motorola owns shares of Class B stock

          A. greater than 50% but less than or equal to 60% of the then outstanding shares of Class B stock, it would designate six directors and the other four directors;

          B. greater than 60% but less than or equal to seventy percent (70%) of the then outstanding shares of Class B stock, it would designate seven directors and the other three directors;

          C. greater than 70% but less than or equal to 80% of the then outstanding shares of Class B stock, eight directors and the other two directors;

          D. greater than eighty percent (80%) but less than or equal to ninety percent (90%) of the then issued and outstanding shares of Class B stock, nine directors and the other one director; or

          E. greater than ninety percent (90%) of the issued and outstanding Class B stock, all ten directors.

          Until such time as either Motorola or GFN owns less than 25% of the outstanding shares of Class B stock, the shareholders agreement requires the affirmative vote of nine directors to approve the following actions:

     o the acquisition or formation by TRICOM of any entity or the making of any investments in an other entity of business, including, but not limited to, the purchasing of equity or debt interests in or the extension of credit to such entity;

     o the incurrence of indebtedness, if after giving effect to such incurrence, including the proposed application of the proceeds of such indebtedness to pay existing indebtedness, the ratio of indebtedness to shareholders' equity would be greater than three to one;

     o approval of annual budgets relating to income, capital expenditure, operating expenses and cash flows (provided that the requirement that annual budgets be so approved will not require approval by nine directors of any projected debt incurrence that otherwise complies with the limits described above or of any other proposed corporate action for which super-majority approval is not specifically required) and

     o the issuance, or redemption, of Class A common stock or other securities or instruments exercisable for or convertible into Class A common stock.

     In addition, approval by the independent directors is required for any transaction that has a fair market value exceeding $1.0 million we enter into with either GFN or Motorola and their respective affiliates. The vote of a majority of the directors present at a duly convened meeting is required for all other board actions (and at such time that Motorola or GFN owns less than 25% of the then outstanding shares of Class B stock for the four actions specified as requiring a greater vote).

     Under the shareholders agreement, if we propose to register any of our securities under the Securities Act of 1933 (other than a registration in connection with a reorganization on Form F-4 or in connection with any employee stock option, stock purchase or savings plan on Form S-8 or similar registration forms), whether or not for our own account, GFN and Motorola are entitled to include shares of Class A common stock owned by them in any such registration, subject to the right of the managing underwriter of any such offering to exclude, due to market conditions, some or all of such securities. In addition, GFN and Motorola each has the right to require us to prepare and file on three occasions a registration statement covering registrable securities with a market value of at least $5.0 million, subject to customary blackout periods. We are generally required to bear the expenses (except underwriting discounts and commissions and fees and expenses of any special counsel) of all such registrations, whether or not initiated by GFN or Motorola.

VOTING AGREEMENT FOR THE 11 3/8% SENIOR NOTES DUE 2004

     In connection with the offering of the 11 3/8% senior notes due 2004, Oleander and Motorola each entered into separate voting agreements, dated August 21, 1997 with The Bank of New York, as trustee under the indenture for the senior notes. The voting agreements provide that each of Oleander and Motorola will grant to the trustee the right to vote all of its shares of common stock upon the occurrence of the following events:

     o our failure to pay interest on the senior notes when due for a period of 30 days;

     o our failure to pay the principal of or premium on the senior notes when due, whether at maturity, upon redemption or repurchase or otherwise;

     o our failure to pay principal of and interest on the senior notes required to be purchased in the event of a change of control; or

     o a payment default under any debt instrument for money borrowed by us or any of our guarantor subsidiary (except any such subsidiary that is not a significant subsidiary, as defined) to pay final judgments aggregating in excess of $10.0 million within 60 days after the date which any period for appeal has expired and during which a stay of enforcement of such judgment shall not be in effect.

     The trustee's right to vote all of the shares of voting stock, once such right is triggered, will continue (a) during the continuation of the first three events set forth above and for one year after the date we cure such event of default or (b) during the continuation of the fourth event. Either Oleander or Motorola may revoke the proxy granted by it under the voting agreement if:

     o the Dominican Republic becomes bound by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958);

     o if as of the last day of any fiscal quarter we report shareholders' equity of at least $100 million and for each of the four full consecutive fiscal quarters ending on such date our leverage ratio as defined in the senior note indenture is equal to or less than 2.5 to 1.0;

     o the senior notes are rated Ba2 or better by Moody's Investors Service, Inc. and BB or better by Standard & Poor's Ratings Group, respectively; or

     o our obligations with respect to the outstanding senior notes are discharged.

     If we incur any indebtedness that constitutes senior facilities under the senior note indenture and the lender or lenders under such senior facilities are granted a lien by Oleander and Motorola in respect of the voting stock, then provided that the trustee is granted a lien or similar interest in respect of the voting stock by Oleander and Motorola for the benefit of the holders, which lien will be subordinated and subject to the prior rights and claims of the senior lenders and TRICOM, the holders, the trustee and all senior lenders enter into an escrow agreement and an intercreditor agreement, the proxy rights granted under the voting agreement will be suspended and the trustee will not have the right to exercise such rights until such time as the senior facilities are repaid in full.

      The voting agreements do not prohibit or restrict either Oleander or Motorola from transferring, selling, pledging, or hypothecating any shares of voting stock. Any shares of voting stock transferred to an affiliate of either Oleander or Motorola will remain subject to the voting agreements and any shares of voting stock transferred to a person unaffiliated with either Oleander or Motorola will no longer be subject to the voting agreements. The voting agreements will terminate and be of no further force and effect if (a) any senior lenders holding a security interest in the voting stock foreclose upon such security interest subject to the terms of the intercreditor agreement to be entered into by the senior lenders and the trustee or (b) the proxy is revoked pursuant to the voting agreements.

ITEM 5. NATURE OF TRADING MARKET

AMERICAN DEPOSITARY SHARES

     The ADSs are traded on the New York Stock Exchange under the symbol "TDR". Shares of Class A common stock are not traded on any other exchange or automated quotation system. At April 11, 2000, there were 37 record holders in the United States of the ADSs.

     The following table provides the high and low prices for the ADSs on the New York Stock Exchange for each quarter since we completed our initial public offering on May 4, 1998.

                                                   NEW YORK STOCK EXCHANGE
                                                   -----------------------
                                                      HIGH          LOW
                                                     -------       ------
YEAR ENDED DECEMBER 31, 1998

Second Quarter........................               12 9/16       8 3/16

Third Quarter.........................               10 13/16      5 7/8

Fourth Quarter........................                7 1/2        3 7/16

YEAR ENDED DECEMBER 31, 1999

First Quarter.........................                9            6

Second Quarter........................               11 5/8        6 1/8

Third Quarter.........................               12 7/16       7 9/16

Fourth Quarter........................               22 5/8        7 5/8

ITEM 6. FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
        HOLDERS

FOREIGN EXCHANGE CONTROLS

     The foreign exchange system of the Dominican Republic is administered by the Central Bank. In January 1991, the Monetary Board of the Central Bank instituted the current foreign exchange system which permits the purchase of foreign currency from commercial banks located in the Dominican Republic. Prior to January 1991, persons were required to purchase foreign currency directly from the Central Bank. The resolution adopted by the Monetary Board in

1991 retained the Central Bank's administrative authority over the foreign exchange system by requiring registration with and approval by the Central Bank in order to repatriate foreign currency abroad. The Monetary Board further liberalized the foreign exchange system in September 1994, but it retained the requirement that the payment of debt obligations abroad be registered with the Central Bank. This registration generally has been regarded as ministerial in nature, except that short-term advances for exports of goods and services still require prior approval of the Central Bank. Dominican banks are required to submit an application form to the Central Bank for approval of any foreign currency exchange transactions. We cannot assure you that Dominican authorities will not change the Dominican Republic's monetary policies to restrict the exchange of Dominican pesos for U.S. dollars.

     The Central Bank requires that any person who has registered foreign debt obligations pay a 5% commission on amounts of Dominican pesos exchanged for foreign currency to be remitted abroad.

FOREIGN EXCHANGE SYSTEM

     The current foreign exchange system in the Dominican Republic was instituted in January 1991. Under this system, there are two primary exchange rates: (1) the rate established by the Central Bank at which the Dominican government buys foreign currency or the official rate and (2) the freely floating, private commercial bank rate at which private banks sell foreign currency, or the private market rate.

     OFFICIAL RATE

     The official rate is the rate at which companies in certain strategic industries are required to surrender revenues received in foreign currency to the Central Bank for Dominican pesos. The strategic industries subject to this requirement include the telecommunications industry, and, as a result, we are subject to this requirement. Accordingly, every U.S. dollar we receive as revenues must be surrendered to the Central Bank at the official rate unless otherwise authorized by the Central Bank. Other strategic industries subject to this requirement include the coffee, sugar, cocoa, minerals and credit card industries.

     On April 6, 2000, the official rate was RD$16.05 per U.S. dollar.

     PRIVATE MARKET RATE

     The private market rate is the rate at which we purchase the foreign currency we need to pay foreign suppliers or otherwise to meet our obligations abroad.

     According to current regulations, all purchases of foreign currency from private commercial banks must be reported daily to the Central Bank. This requirement permits the Central Bank to supervise and keep statistics on the private market rate but does not give the Central Bank direct control over the private exchange rate. The Central Bank is entitled to receive a 5% commission on all purchases of foreign currency to be remitted abroad.

     Interest, principal and all other payments in respect of the 11 3/8% senior notes due 2004 are required to be paid to the trustee in U.S. dollars. In addition, most of our equipment and inventory purchases have been made, and are expected to continue to be made, in U.S. dollars. Since September 1999, the Central Bank has allowed us to use revenues received in U.S. dollars to pay interest on the 11 3/8% senior notes due 2004 without first converting them into pesos.

     On April 6, 2000, the private market rate was RD$16.23 per U.S. dollar.

FOREIGN INVESTMENT

     The Dominican Republic once restricted the repatriation of foreign direct investments in certain sectors of the economy, including the telecommunications sector. In December 1995, the Dominican government enacted Law No. 16-95 on foreign investment, which, among other things, permitted foreigners to make direct investments in the telecommunications sector and to repatriate funds from such investments. The foreign investment law requires that foreigners register their investment with the Central Bank in order to exchange Dominican pesos for foreign currency. In conjunction with The Bank of New York, as depositary, we will register the issuance of the Class A common stock in this offering with the Central Bank.

     The foreign investment law expanded the definition of direct foreign investment to include investments in debt instruments. Prior to the enactment of the foreign investment law, the Dominican government only treated equity investments as direct foreign investments. As a result, the principal of and interest on debt instruments could be repatriated so long as the obligor adhered to the requirements of the Law on the International Transfer of Funds and the regulations and resolutions promulgated under the law. The foreign investment law brings "financial instruments" within its purview, establishing that foreign investments could take the form of those financial instruments that the Monetary Board categorizes as foreign investments. However, the Monetary Board has yet to identify which "financial instruments" could become registered as a foreign investment. We have been advised by our Dominican counsel, Pellerano & Herrera, that "financial instruments" as contemplated by the foreign investment law are Dominican peso-dominated instruments issued to foreign investors in the Dominican Republic. As such, U.S. dollar-denominated instruments, including the 11 3/8% senior notes due 2004, must be registered as foreign debt obligations under the foreign currency transfer law.

ITEM 7. TAXATION

     Under our 1996 concession agreement, dividends and interest paid to any of our shareholders, bondholders or other investors are exempt from Dominican income tax. Under Dominican tax law, the term "dividends" refers to any distribution of profits of a company to its shareholders. Thus, under the 1996 concession agreement, any dividend or distribution paid by us with respect to the Class A common stock will not be subject to Dominican income tax.

     Until our 1996 concession agreement is approved by the Dominican Congress, cash dividends and other distributions paid by us with respect to ADSs or shares of Class A common stock held by any holder could be subject to a 25% withholding tax, which would be required to be withheld by us and paid to the Dominican tax administration at the time a cash dividend or other distribution is paid. Such tax withheld may not be a creditable foreign tax in determining the U.S. tax liability of such holder. We are not aware of any plans of the Dominican government to submit our 1996 concession agreement for approval to the Dominican Congress.

     Our 1996 concession agreement does not specifically address whether capital gains taxes will apply to sales of ADSs in the Dominican Republic. However, it states that the transfer or sale of our shares of any type will be exempt from Dominican income tax. Under the principles of territoriality underlying the Dominican constitution, gain from the sale or exchange of ADRs evidencing the ADSs by a foreign holder outside of the Dominican Republic would not be subject to taxation by the Dominican tax authority even if our 1996 concession agreement were not applicable to gains on the transfer or sale of ADSs.

     Until our 1996 concession agreement is approved by the Dominican Congress, the Dominican government could require payment of capital gains tax on gain recognized on the sale or exchange in the Dominican Republic of shares of Class A common stock (as distinguished from sales or exchanges of ADSs). The capital gains tax was instituted in the Dominican Republic only in 1992 and was later modified by regulations in 1998 as part of major tax reform legislation. Under present law, the capital gains tax rate is identical to the regular income tax rate of the person or entity that earned such gain; there is no preferential rate. Thus, a corporation selling shares of Class A common stock in the Dominican Republic would be required to pay the corporate income tax of 25% on any gain from a sale or exchange of such shares.

ITEM 8. SELECTED FINANCIAL DATA

         The following table provides selected financial and operating data of TRICOM for the periods indicated. We have derived the selected financial data from our consolidated financial statements, which have been audited by KPMG, independent auditors. You should read the information in the following tables in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financials included in this Annual Report.

                                                            YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------------
                                        1995        1996        1997              1998         1999
                                      --------    --------    --------          ---------    ---------
STATEMENTS OF OPERATIONS DATA:                                 (IN THOUSANDS)(1)
Operating revenues:
  Toll                              US$ 12,064  US$ 13,108  US$ 15,511        US$  17,645  US$  23,118
  International                         19,864      42,069      39,432             50,332       60,592
  Local service                            616       1,770       6,412             12,942       33,859
  Cellular and PCS                       7,222      11,011      13,073             20,364       26,474
  Paging                                 2,599       5,170       5,079              4,528        2,696
  Sale and lease of equipment            1,492       3,969       5,502              4,115        7,690
  Installations                            479       1,943       5,071             12,937       15,502
  Other                                     33          24          21              2,640          889
    Total operating revenues .          44,369      79,064      90,102            125,501      170,819
                                      --------    --------    --------          ---------    ---------
Operating costs:
  Satellite connections and carrier
    costs                               19,947      30,172      31,271             32,309       43,688
  Network depreciation                   3,168       5,797       7,433             11,382       15,983
  Expense in lieu of income
    taxes(2)                               222       5,348       6,248              9,562       12,764
  General and administrative
    expenses                            14,799      22,185      25,631             39,379       51,501
  Other operating costs                    343       1,021       3,659              3,391        5,421
                                      --------    --------    --------          ---------    ---------
    Total operating costs               38,479      64,523      74,242             96,024      129,357
                                      --------    --------    --------          ---------    ---------
Operating income (loss)                  5,889      14,540      15,860             29,478       41,462
                                      --------    --------    --------          ---------    ---------
Other income (expenses):
  Interest expense, net                 (4,069)    (10,699)    (12,047)           (12,873)     (20,041)
  Foreign currency exchange gain
    (loss)                               1,099          23        (706)               104         (203)
  Gain on sale of land                    --          --          --                 --            898
  Other                                    216         233         (83)               845         (179)
                                      --------    --------    --------          ---------    ---------
    Total other income (expenses)       (2,754)    (10,443)    (12,836)           (11,924)     (19,166)
                                      --------    --------    --------          ---------    ---------
Earnings (loss) before income
  taxes, extraordinary item and
  cumulative effect of accounting
  change                            US$  3,135  US$  4,098  US$  3,023        US$  17,554  US$  22,296
Income taxes                              --          --          --                  352         (142)
Extraordinary item                        --          --        (5,453)(3)           --           --
Cumulative effect of change in
  accounting for organization costs       --          --          --                 --           (120)
                                      --------    --------    --------          ---------    ---------
Net earnings (loss)                 US$  3,135  US$  4,098  US$ (2,430)       US$  17,906  US$  22,035
                                      ========    ========    ========          =========    =========
Basic earnings per common share:
  Earnings (loss) before
    extraordinary item and
    cumulative effect of accounting
    change                          US$   0.32  US$   0.41  US$   0.17        US$    0.78  US$    0.89
  Extraordinary item                      --          --         (0.31)(3)           --           --
                                      --------    --------    --------          ---------    ---------
  Net earnings (loss)               US$   0.32  US$   0.41  US$  (0.14)       US$    0.78  US$    0.89
                                      ========    ========    ========          =========    =========
Weighted average number of
  common shares outstanding              9,880       9,880      17,600             22,945       24,845
                                      ========    ========    ========          =========    =========

                                                                AT DECEMBER 31,
                                      ----------------------------------------------------------------
                                        1995        1996        1997              1998         1999
                                      --------    --------    --------          ---------    ---------
BALANCE SHEET DATA:
  Cash and cash equivalents         US$  5,993  US$  4,292  US$  5,733        US$  15,377  US$  13,460
  Working capital (deficit)            (41,962)    (43,586)      4,846            (19,600)     (83,659)
  Property, plant and equipment, net.   93,749     119,334     202,978            330,456      455,045
  Total assets                         126,863     163,480     321,144            444,815      531,478
  Long-term debt and capital leases
  (excluding current portion)           32,000      60,000     232,000            200,000      240,413
  Total indebtedness                   101,954     128,677     242,755            279,257      336,468
  Shareholders' equity                  22,219      24,523      42,093            127,561      149,869

OTHER FINANCIAL DATA:
  Capital expenditures              US$ 59,049  US$ 32,104  US$ 92,668        US$ 142,101  US$ 145,426(5)
  Net cash provided (ed)
    by operating activities              4,616      (2,908)     39,095             26,912       31,526
  Net cash ed in investing
    activities                         (59,386)    (32,440)   (168,636)          (121,171)     (64,360)
  Net cash provided by financing
    activities                          52,338      35,419     132,059            104,065       30,966
  EBITDA(4)                         US$ 10,565  US$ 26,407  US$ 31,497        US$  53,662  US$  75,063

OTHER OPERATING DATA:
  International minutes (in
    thoands)                            62,626     126,484     157,411            231,075      360,532
  Local access lines in service
    (at period end)                      5,191      17,071      43,195             80,616      118,926
  Mobile cellular subscribers
    (at period end)                     22,208      16,136      41,107            108,532      176,080

----------

1)       Except per share, ratios and other operating data.
2) Prior to 1995, we made payments in lieu of income tax at a rate of 18.0% of gross domestic collections after deducting access and carrier charges. In 1995, we disputed paying taxes on the basis of gross revenues and, as a result of a settlement with the Dominican tax authorities, paid a total of $222,000 to the Dominican government in lieu of income tax. Since 1996, we have made payments in lieu of income tax to the Dominican government, in accordance with the terms of our concession agreement. These payments represent 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax, implemented in 1998, of 2% on international settlement revenues collected. This tax amounted to $0.3 million in 1998 and $0.6 million in 1999.
3)       Represents a write-off related to the refinancing of indebtedness.
4) EBITDA typically consists of earnings (loss) before interest and other income and expenses, income taxes and depreciation and amortization. As described in note 2 we make payments to the Dominican government in lieu of income taxes. As a result, we calculate EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.
5) Includes capital lease obligations incurred during 1999 of $26.2 million.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

REVENUE OVERVIEW

     We derive our operating revenues primarily from toll revenues, international settlement revenues, cellular and PCS services, local services, the sale and lease of equipment and installations. The components of each of these services are as follows:

         Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, for calls that originate in or transit its network but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards which are recognized as the calling cards are used or expire.

         International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic either on our own network or on Codetel's network, including revenues derived from our U.S. based international long distance pre-paid calling cards.

         Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voice mail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services.

         Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular and PCS services.

         Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Beginning in 1999, we determined that paging will not play a major role in our future marketing programs.

         Revenues from the sale and lease of equipment consist of sales and rental fees for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular and PCS handsets and paging units. Since late 1996, we have only sold, and not leased, equipment.

         Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

         Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

     The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the periods indicated:

                                                                           YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------
                                                                    1997             1998            1999
                                                                ------------     ------------    ------------
         Toll...............................................        17.2%            14.1%           13.5%
         International......................................        43.8             40.1            35.5
         Local service......................................         7.1             10.3            19.8
         Cellular and PCS...................................        14.5             16.2            15.5
         Paging.............................................         5.6              3.6             1.6
         Sale and lease of equipment........................         6.1              3.3             4.5
         Installations......................................         5.6             10.3             9.1
         Other..............................................         0.1              2.1             0.5
                                                                ------------     ------------    ------------
                                                                   100.0%           100.0%          100.0%
                                                                ============     ============    ============

     The following table sets forth certain items in the statements of operations and EBITDA expressed as a percentage of total operating revenues for the period indicated:

                                                                          YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------
                                                                    1997             1998            1999
                                                                ------------     ------------    ------------
         Operating costs....................................        82.4%            76.5%           75.7%
         Operating income...................................        17.6             23.5            24.3
         Interest expense, net..............................        13.4             10.2            11.7
         Other income (expenses)............................        (0.8)             0.8             0.5
         Earnings before income taxes, extraordinary item
         and cumulative effect of accounting change.........         3.4             14.0            13.1
         Net earnings (loss)................................        (2.7)            14.3            12.9
         EBITDA.............................................        35.0             42.8            43.9

1999 COMPARED TO 1998

     OPERATING REVENUES. Our total operating revenues increased 36.1% to $170.8 million in 1999 from $125.5 million in 1998. This growth stemmed primarily from increases in revenues generated by the expansion of our local exchange network, international business and of our cellular services.

     TOLL. Toll revenues increased 31.0% to $23.1 million in 1999 from $17.6 million in 1998. This resulted from both higher domestic long distance and outbound international traffic. Domestic long distance minutes increased by 54.2% to 31.1 million minutes in 1999 from 20.2 million minutes in 1998 due to a higher number of local access lines in service. Outbound international minutes increased by 32.2% to 29.7 million in 1999 from 22.5 million minutes in 1998, reflecting increased traffic volume from our local and Efectiva prepaid calling card customers. Local access lines and Efectiva accounted for 27.9% and 26.2% of our total outbound minutes in 1999 compared to 29.2% and 29.1% for 1998. Interconnection revenues increased by approximately 63.1% to $5.2 million in 1999 from $3.2 million in 1998.

     INTERNATIONAL. International revenues increased 20.4% to $60.6 million in 1999 from $50.3 million in 1998, primarily as a result of the growth of inbound traffic volume received from our U.S. based international carrier, TRICOM USA. Inbound minutes increased by 59.6% to 329.7 million minutes in 1999 from 206.6 million in 1998. TRICOM USA accounted for 57% of our total inbound minutes in 1999 compared to 53.2% in 1998.

     The increase in international revenues was achieved despite the continued trend of decreasing settlement rates for traffic between the United States and the Dominican Republic. Our average settlement rate was $0.21 per minute during

1998 and $0.14 per minute during 1999. We have been able to increase revenues from the provision of international long distance services by increasing the volume of international traffic carried through our network. Future decreases in settlement rates, without corresponding increases in our long distance traffic from the United States, would reduce our international settlement revenues, adversely affect the profit margins that we realize on such traffic and could have a material adverse effect on our business, financial condition and results of operations.

     LOCAL SERVICE. Local service revenues increased 161.6% to $33.9 million in 1999 from $12.9 million in 1998. Higher local service rates and continued growth in the number of local lines in service resulted in increased local service revenues for 1999.

     In 1999, we added 38,310 net local access lines compared to 37,421 net local access lines added in 1998. At December 31, 1999, we had 118,926 local access lines in service, including 19,289 wireless local loop lines, compared to 80,616 local access lines in service at December 31, 1998. There were not any wireless local loop lines in service at December 31, 1998.

     On January 14, 1999, we announced price increases, effective as of January 1, 1999, for residential monthly fees and for measured local service rates as part of the industry's process of price rebalancing initiated under the new Telecommunications Law No. 153-98. Residential monthly fees increased by approximately 86%. Local service rent revenues increased by 188.6% to $22.3 million in 1999 from $7.7 million in 1998. We adjusted the price per minute of measured local service in increments of RD$0.01 until the per minute rate reached RD$0.25 ($0.015) at December 31, 1999. Measured local service revenues increased by 80.2% to $3.8 million in 1999 from $2.1 million in 1998, reflecting increased rates.

     As a result of a higher number of lines in service and higher rates for service, interconnection revenues for local calls received from Codetel increased 193.5% to $2.9 million in 1999 from $1.0 million in 1998.

     Our average monthly churn rate for local service was 1.8% for 1999 compared to 0.8% in 1998. Average monthly churn increased as a result of (i) disconnections due to Hurricane Georges; (ii) institution of our policy of offering financing of installation fees for local access; and (iii) rate rebalancing. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

     CELLULAR AND PCS. Cellular and PCS revenues increased 30.0% to $26.5 million in 1999 from $20.4 million in 1998, primarily as a result of the increase in the number of cellular and PCS subscribers. In 1999, we added 67,548 net cellular and PCS subscribers, compared to 67,425 net cellular subscribers added in 1998. At December 31, 1999, we had 169,656 cellular and 6,424 PCS subscribers compared to 108,532 cellular subscribers at December 31, 1998. We attribute the substantial growth of our subscriber base to the continued success of the Amigo prepaid program introduced in the third quarter of 1997.

     As a result of a higher average subscriber base, airtime minutes increased 38.7% from 94.0 million in 1998 to 130.4 million in 1999. Interconnection revenues attributed to airtime traffic received from Codetel increased by 123.7% to $3.5 million in 1999 from $1.6 million in 1998 due to a higher volume of incoming minutes received by prepaid cellular and PCS subscribers, as well as to a larger subscriber base.

     Prepaid cellular and PCS services generated approximately 52.0% of our total airtime minutes and 53.2% of total cellular and PCS revenues in 1999. Prepaid revenues increased by 83.4% to $14.5 million in 1999 from $7.9 million in 1998.

     Our average monthly churn rate for cellular and PCS services declined to 1.8% in 1999 from 3.6% in 1998 resulting from the increased proportion of prepaid subscribers in our subscriber base.

     PAGING. Paging revenues decreased 40.5% to $2.7 million in 1999 from $4.5 million in 1998. This reflects increased competition which lowered prices and margins for paging services. Paging revenues represented 1.6% of total operating revenues in 1999 compared to 3.6% of total operating revenues in 1998.

     At December 31, 1999, we had 28,737 paging subscribers compared to 28,873 paging subscribers at December 31, 1998. Our average monthly churn rate for paging services declined to 2.3% in 1999 from 3.4% in 1998.

     SALE AND LEASE OF EQUIPMENT. Revenues from the sale of equipment increased 86.9% to $7.7 million in 1999 from $4.1 million in 1998. The increase was attributable to higher sales of customer premise equipment, including private branch exchanges and key telephone systems, residential telephones and cellular and PCS handsets in 1999. We have entered into arrangements for the distribution of cellular and PCS services through major electronics retailers. We believe that these arrangements will decrease equipment sales revenues but will add subscribers and increase cellular and PCS service revenues.

     INSTALLATIONS. Installation revenues increased 19.8% to $15.5 million in 1999 from $12.9 million in 1998, as a result of our adding 59,513 gross local access lines and 96,363 gross cellular and PCS customers during 1999 compared to 43,198 gross local access lines and 97,778 gross cellular additions in 1998. The increase in installations in 1999 helped offset reductions in installation fees for local lines as part of the rate rebalancing plan that took effect January 1, 1999.

     OPERATING COSTS.  Major components of operating costs are:

     o carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic;

     o interconnection costs, which are access charges paid primarily to Codetel;

     o    depreciation of network equipment and leased terminal equipment;

     o    payments for international satellite circuit leases;

     o    expenses in lieu of income tax; and

     o general and administrative expenses, which include salaries and other compensation to personnel, non-network depreciation, maintenance expenses, marketing expenses and other related costs.

     Our operating costs increased 34.7% to $129.4 million in 1999 from $96.0 million in 1998. The increase in operating costs was primarily the result of higher satellite connection and carrier costs, increased general and administrative expenses reflecting our continued expansion, and depreciation associated with our continued capital expenditure program. However, operating costs as a percentage of operating revenues declined in 1999, representing 75.7% of total operating revenues in 1999 compared to 76.5% in 1998.

     SATELLITE CONNECTIONS AND CARRIER COSTS. Satellite connections and carrier costs increased by 35.2% to $43.7 million in 1999 from $32.3 million in 1998 primarily as a result of the 54.2% increase in outbound traffic and higher interconnection costs. Outbound carrier costs increased by 62.1% from $11.8 million in 1998 to $19.1 million in 1999. Interconnection costs increased by 47.9% to $19.8 million in 1999 from $13.4 million in 1998, the result of a higher volume of inbound traffic terminating in Codetel's network.

     NETWORK DEPRECIATION. Network depreciation increased 40.4% from $11.4 million in 1998 to $16.0 million in 1999, as a result of our continued investments in plant and equipment.

     EXPENSE IN LIEU OF INCOME TAXES. We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes increased by 33.5% to $12.8 million in 1999 from $9.6 million in 1998 reflecting the increase in revenues derived from our domestic and international business.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses, including non-network depreciation expenses, increased 30.8% to $51.5 million in 1999 from $39.4 million in 1998 primarily as a result of increased personnel costs due to a higher employee headcount, a higher level of allowance for doubtful accounts, and higher commissions paid to sales staff and intermediaries. At December 31, 1999, we had 1,534 employees compared to 1,341 employees at December 31, 1998. As a result, personnel costs, net of capitalized labor expenses, increased by 29% to $22.2 million in 1999 from $17.2 million in 1998. Commissions increased by 26.4% to $17.0 million in 1999 from $13.4 million in 1998.

     Our expense for doubtful accounts increased by $3.6 million to $4.3 million in 1999 from $0.7 million in 1998 as the result of the disconnection of local service customers who had unpaid balances reaching as far back as 1998, and who contested the bills as a result of Hurricane Georges' interruption of telephone service. We allowed these customers to be reconnected and provided for the deferral of payment of this debt. Those clients who did not accept the payment plan were considered in default and were disconnected. We set aside an amount equal to 100% of the outstanding debt as an additional provision during the second quarter of 1999.

     As a percentage of total operating revenues, general and administrative expenses represented 30.1% in 1999 compared to 31.4% in 1998.

     OTHER COSTS. Other costs increased by 59.9% to $5.4 million in 1999 from $3.4 million in 1998, primarily as a result of increases in the costs of sale of customer premise equipment, residential telephones and cellular handsets in 1999.

     OPERATING INCOME. Operating income increased 40.7% to $41.5 million in 1999 from $29.5 million in 1998. Our operating income as a percentage of total operating revenues improved to 24.3% in 1999 from 23.5% of total operating revenues in 1998. This reflects increased economies of scale in our operations.

     OTHER INCOME (EXPENSES). Other expenses increased by 60.7% to $19.2 million in 1999 from $11.9 million in 1998, reflecting increased short-term bank borrowings and reduced interest income as a result of the application of pledged securities to pay interest on the senior notes due 2004 and the principal amount of loans from the Caribbean Basin Project Financing Authority, and additional short-term financing during 1999. If we complete the concurrent offering of $150.0 million in aggregate principal amount of new senior notes, interest expense will increase significantly in future periods.

     NET EARNINGS. Net earnings increased by 23.1% to $22.0 million in 1999 from $17.9 million in 1998. On a per share basis, earnings increased to $0.89 per share in 1999 from $0.78 per share in 1998. The weighted average number of shares outstanding used in the calculation at December 31, 1998 was 22,944,544 compared to 24,844,544 at December 31, 1999. Net earnings represented 12.9% of total operating revenues in 1999 compared to 14.3% in 1998.

     EBITDA. Earnings before interest and other income and expenses, taxes and depreciation and amortization increased by 39.9% to $75.0 million for 1999 from $53.7 million for 1998. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

1998 COMPARED TO 1997

     OPERATING REVENUES. Our total operating revenues increased 39.3% to $125.5 million in 1998 from $90.1 million in 1997. We attribute much of this growth to increased international revenues, increased installation and local service revenues associated with our local access network expansion program and the introduction of our prepaid cellular program.

     TOLL. Toll revenues increased 13.8% to $17.6 million for 1998 from $15.5 million for 1997. The increase in toll revenues was attributable to higher outbound international traffic and domestic long distance minutes. Outbound international minutes increased by 3.0% to 22.5 million minutes for 1998 from
21.8 million minutes for 1997 reflecting increased traffic volume from the higher number of local access lines in service and cellular subscribers, as well as our Efectiva prepaid calling card. Local access lines and the Efectiva prepaid calling card accounted for 29.2% and 29.1%, respectively, of our total outbound international minutes for 1998 compared to 24.2% and 28.7%, respectively, for 1997. Domestic long distance minutes increased by 55.2% to 20.2 million minutes for 1998 from 13.0 million minutes for 1997 due to the higher number of local access lines in service.

     Interconnection revenues related to domestic and international long distance traffic also increased as a result of the growth of our local access line installed base. Interconnection revenues increased by approximately 62% to $3.2 million for 1998 from $2.0 million for 1997. Toll revenues represented 14.1% of total operating revenues for 1998 compared to 17.2% of total operating revenues for 1997.

     INTERNATIONAL. International revenues increased 27.6% to $50.3 million for 1998 from $39.4 million for 1997. This increase was achieved despite a 19.0% decrease in average settlement rates for 1998 compared to 1997. Inbound minutes increased by 52.4% to 206.6 million for 1998 from 135.6 million minutes for 1997. The increase in minutes in 1998 was the result of volume based agreements with various international carriers and the increasing presence of TRICOM USA's operations in the United States. TRICOM USA accounted for 53.2% of the total inbound minutes in 1998 compared to 39.0% in 1997. Inbound minutes generated by TRICOM USA during 1998 included 89.7 million minutes attributable to the provision of facilities by TRICOM USA to resellers and 20.2 million minutes attributable to prepaid calling cards distributed in the United States compared to 48.7 million minutes from the provision of facilities to resellers and 4.2 million minutes attributable to prepaid cards during 1997.

     As a result of increased competition in the market, settlement rates for international long distance service between the Dominican Republic and the United States declined in 1998 to an average rate of $0.21 per minute from $0.25 per minute during 1997. International revenues represented 40.1% of total operating revenues for 1998 compared to 43.8% of total operating revenues for 1997.

     LOCAL SERVICE. Local service revenues increased 101.8% to $12.9 million for 1998 from $6.4 million for 1997. The increase reflects the growth in the number of local access lines in service as a result of our local access network expansion program, combined with higher average monthly fees charged to customers of $10 during 1998 compared to $8 during 1997.

     During 1998, we added 37,421 net local access lines compared to 26,124 net local access lines added during 1997. At December 31, 1998, we had 80,616 local access lines in service compared to 43,195 local access lines in service at December 31, 1997. As a result, interconnection revenues related to local calls received from Codetel increased 50.9% to $1.0 million for 1998 from $666,000 for 1997. Local service revenues represented 10.3% of total operating revenues for 1998 compared to 7.1% of total operating revenues for 1997.

     CELLULAR. Cellular revenues increased by 55.8% to $20.4 million for 1998 from $13.1 million for 1997. This increase was attributable to the growth of airtime minutes generated by our prepaid cellular program as well as to a larger average cellular subscriber base in 1998. Airtime minutes increased 26.1% to
94.0 million minutes for 1998 from 74.5 million minutes for 1997.

     During 1998, we added 67,425 net subscribers compared to 24,971 net subscribers added in 1997. The number of cellular subscribers increased at December 31, 1998 by 164% to 108,532 from 41,107 at December 31, 1997. We attribute the increase in cellular airtime and the number of subscribers to the introduction of prepaid cellular services and the Amigo cellular prepaid card in the third quarter of 1997. Prepaid cellular services generated approximately 41% of our total airtime minutes and 39% of total cellular revenues in 1998. Prepaid cellular revenues increased by $6.8 million to $7.9 million in 1998 compared to $906,000 during 1997.

     Our average monthly churn rate for cellular services was 3.6% for 1998 compared to 3.9% for 1997. Interconnection revenues associated with airtime traffic received from Codetel increased by 19.6% to $1.6 million in 1998 from $1.3 million in 1997 due to a higher volume of incoming minutes received by prepaid cellular subscribers and to a larger number of cellular subscribers. Cellular revenues represented 16.2% of total operating revenues for 1998 compared to 14.5% of total operating revenues for 1997.

     PAGING. Paging revenues decreased 10.9% to $4.5 million for 1998 compared to $5.1 million for 1997. The decrease in 1998 reflected a decline in the average revenue per paging subscriber compared to 1997 primarily as a result of increased competition in the market. In addition, we believe that the success of our prepaid cellular program has contributed to the decline of paging revenues by having new customers move away from paging services and into prepaid cellular services. We added 1,046 net paging subscribers during 1998 compared to 4,791 net paging subscribers added in 1997. The number of paging subscribers increased by 3.8% to 28,873 at December 31, 1998 from 27,827 at December 31, 1997. Our average monthly churn rate for paging services declined to 3.4% for 1998 compared to 3.7% for 1997. Paging revenues represented 3.6% of total operating revenues for 1998 compared to 5.6% of total operating revenues for 1997.

     SALE AND LEASE OF EQUIPMENT. Revenues from the sale and lease of equipment decreased 25.2% to $4.1 million for 1998 from $5.5 million for 1997, primarily as a result of a lower number of cellular handsets and paging equipment sold. In 1997, we entered into arrangements with major electronics retailers for the distribution of cellular services. We believe that these arrangements will decrease revenues from the sale of cellular equipment, but could increase cellular services revenues by expanding the number of subscriber additions. Additionally, the decline in revenues from the sale of cellular equipment is accompanied by a decrease in cost of goods sold. Sale and lease of equipment revenues represented 3.3% of total operating revenues in 1998 compared to 6.1% of total operating revenues for 1997. We have strategically migrated away from this revenue source and have determined that the sale and lease of equipment will not be a major focus of our marketing efforts.

     INSTALLATIONS. Installation revenues increased 155.1% to $12.9 million for 1998 from $5.1 million for 1997. This increase is attributable to the significant growth in the number of local access line installations and cellular activations as well as an increase in the installation fee per local access line from $129 to $258 in January 1998. During 1998, we installed 43,198 gross local access lines and 97,778 gross cellular additions compared to 31,398 gross local access lines and 36,153 gross cellular additions for 1997, reflecting increased domestic market presence. Installation revenues represented 10.3% of total operating revenues in 1998 compared to 5.6% of total operating revenues for 1997.

     OPERATING COSTS. Operating costs represented 76.5% of total operating revenues for 1998 compared to 82.4% of total operating revenues for 1997.

     SATELLITE CONNECTIONS AND CARRIER COSTS. Satellite connections and carrier costs increased by 3.3% to $32.3 million during 1998 compared to $31.3 million during 1997. The increase in satellite connections and carrier costs reflected a $4.6 million increase in carrier costs to $11.8 million in 1998 from $7.2 million in 1997 due to higher volume of outbound traffic. However, this increase was partially offset by a decrease in interconnection costs, lease payments for switching facilities and satellite connections.

     Interconnection costs decreased by $1.0 million to $9.5 million in 1998 from $10.6 million in 1997, as a result of lower interconnection charges between our network and Codetel's network. The interconnection agreement was amended on January 2, 1998 to reduce access charges for 1998 for international long distance calls from RD$1.45 ($0.09) per minute to RD$0.98 ($0.06) per minute and for national long distance and calls made from cellular telephones from RD$0.95 ($0.06) per minute to RD$0.63 ($0.04) per minute.

     Lease payments for switching facilities and satellite connections decreased by 30.2% to $4.3 million in 1998 from $5.6 million in 1997 due to cost savings for leased international facilities that resulted with the commencement of operations of the Antilles-I fiber optic cable.

     NETWORK DEPRECIATION. Network depreciation and depreciation expense increased 53.1% and 65.6% to $11.4 million and $3.2 million, respectively, for 1998 from $7.4 million and $2.0 million, respectively, for 1997 as a result of our continued investments in plant and equipment.

     EXPENSE IN LIEU OF INCOME TAXES. Expense in lieu of income taxes increased by 53.0% to $9.6 million for 1998 from $6.2 million for 1997, due to increased revenues, a portion of which were not subject to deductible access charges, including, in particular, installation revenues.

     GENERAL AND ADMINISTRATIVE. Our general and administrative expenses increased by 53.9% to $39.4 million for 1998 from $25.6 million for 1997. The increases were primarily attributable to higher personnel costs, other expenses primarily from sales commissions, and promotional and advertising costs. Personnel costs, net of capitalized labor costs, for 1998 increased by 43.0% to $13.3 million from $9.3 million for 1997, reflecting the growth of operations of TRICOM USA and the Call Tel Corporation, a subsidiary that provides operator services to our and third parties alphanumeric paging subscribers. At December 31, 1998, we had 1,341 employees compared to 989 employees at December 31, 1997. Other expenses increased by $6.6 million to $11.6 million in 1998 from $5.0 million in 1997 primarily resulting from a $4.1 million increase in sales commissions related to prepaid cards and paid to external establishments. Promotional and advertising costs increased by $1.7 million to $4.3 million in 1998 from $2.5 million in 1997, as a result of campaigns related to the Amigo prepaid card. General and administrative costs as a percentage of total operating revenues increased to 31.4% for 1998 from 28.4% for 1997.

     OTHER COSTS. Other costs decreased by 7.3% to $3.4 million for 1998 from $3.7 million for 1997, primarily attributable to lower costs of sale of equipment, as a result of fewer cellular and paging unit sales brought about by our entering into the distribution arrangements with major electronics retailers.

     OPERATING INCOME. Operating income increased 85.9% to $29.5 million for 1998 from $15.9 million for 1997. Our operating income represented 23.5% of total operating revenues for 1998 compared to 17.6% of total operating revenues for 1997 reflecting higher margins from local service, cellular, and international long distance services.

     OTHER INCOME (EXPENSES). Other expenses decreased 7.1% to $11.9 million for 1998 from $12.8 million for 1997 reflecting increases in net interest income and foreign currency exchange gains. Interest expense increased 11.8% to $18.0 million for 1998 from $16.1 million for 1997 due to higher long term debt outstanding as a result of the issuance of $200 million aggregate principal amount of our 11 3/8% senior notes due 2004 during the third quarter of 1997. Foreign currency exchange gains increased by $810,000 to $104,000 for 1998 from a loss of $706,000 for 1997. Interest expense as a percentage of total operating revenues declined to 14.3% for 1998 from 17.9% for 1997.

     NET EARNINGS. Net earnings increased to $17.9 million, or $0.78 per share, for 1998 from earnings before extraordinary item of $3.0 million, or $0.17 per share, for 1997 as a result of higher operating income. The weighted average number of shares outstanding at December 31, 1998 were 22,944,544 compared to 17,600,360 at December 31, 1997. Net earnings accounted for 14.3% of total operating revenues for 1998, while earnings before extraordinary item accounted for 3.4% for 1997. However, as a result of a $5.5 million write-off related to the retirement of indebtedness from the proceeds of the 11 3/8% senior notes due 2004 during the third quarter of 1997, we recorded a net loss after extraordinary items of $2.4 million for 1997.

     EBITDA. Earnings before interest and other income and expenses, taxes and depreciation and amortization increased by 70.4% to $53.7 million for 1999 from $31.5 million for 1997. We calculate earnings before interest and other income taxes and expenses, taxes and depreciation and amortization prior to the deduction of payments to the Dominican government in lieu of income taxes.

EFFECTS OF INFLATION

     The annual inflation rate in the Dominican Republic was 8.4% for 1997, 7.8% for 1998 and 5.1% for 1999. The effects of inflation on our operations have not been significant.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

     Through December 31, 1996, we used the Dominican peso as our functional and reporting currency. While a significant portion of our revenues, assets and liabilities historically were denominated in U.S. dollars, a clear determination of the functional currency was difficult, and we used the Dominican peso as our functional currency. However, in our opinion, since the issuance of the 11 3/8% senior notes due 2004, in August 1997, our cash flows and financial results of operations are more appropriately presented in the U.S. dollar as the functional currency. Effective January 1, 1997, we changed our functional currency from the Dominican peso to the U.S. dollar. Our financial statements for periods prior to January 1, 1997 have not been restated for this change in the functional currency. However, we did retroactively change our reporting currency to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

     Substantial capital is required to expand and operate our telecommunications networks. For 1999, we made capital expenditures of $145 million for the installation of additional local access lines, enhancement of our cellular and PCS network, expansion of international facilities and other network improvements. Expansion of international facilities included the installation of a switch in New York and investments in submarine fiber optic cables. We currently anticipate making capital expenditures of approximately $186 million in 2000, a substantial majority of which will be in the Dominican Republic, for increasing capacity and coverage in our local access and mobile networks, expanding our international facilities to support increased traffic volume, expanding our local network and other international expansion. However, the amounts to be invested for these purposes will depend upon a number of factors, including primarily the demand for our services.

      In addition, as we expand our operations into new areas we will be required to support increased working capital and capital expenditure needs. We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short-term and long-term borrowings, trade finance, vendor financing and equity and debt issuances. We believe our cash generated by operations and the proceeds of our equity offering completed in April 2000 will be sufficient to fund our expected capital expenditures through the first quarter of 2001. We frequently evaluate potential acquisitions and joint venture investments. Acquisitions or investments may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms which we find acceptable or at all.

      Net cash provided by operating activities was $26.9 million for 1998 and $31.5 million for 1999. We had net accounts receivable of $18.4 million and $26.1 million at December 31, 1998 and December 31, 1999.

      Our indebtedness was approximately $336.5 million at December 31, 1999, of which $200.0 million was our senior notes due 2004, $40.4 million was in long-term borrowings and capital leases, with maturities ranging from one to seven years, and $96.1 million was short-term bank loans, telecommunications equipment financings, trade financings and current portion of capital leases. At December 31, 1999, our U.S. dollar borrowings (other than the 11 3/8% senior notes due 2004) had interest rates ranging from 9.0% per annum to 12.9% per annum, and our peso borrowings had interest rates ranging from 20% per annum to 30% per annum. At December 31, 1999, our U.S. dollar borrowings (other than the 11 3/8 senior notes due 2004) totaled $124.8 million and our peso borrowings totaled $11.7 million.

      We have U.S. dollar- and peso-denominated credit facilities which, in the aggregate, permit us to borrow up to $176.5 million. At December 31, 1999, there was $136.5 million outstanding under these facilities. We had approximately $40.0 million available for borrowing under these facilities, of which $36.7 million was under facilities with maturities of less than one year.

      At December 31, 1999, we had $80.4 million of short-term and long-term, U.S.dollar and pesodenominated credit facilities with Dominican banks and institutions and $96.1 million of U.S. dollar-denominated credit facilities with international banks. In the past, we met a significant portion of our funding requirements with short-term borrowings in Dominican markets. Recently, the cost of peso-denominated short-term indebtedness has ranged from 21% per annum to 30% per annum and has adversely affected our net income. Moreover, from time to time, the Dominican government has imposed limitations on loans by Dominican banks in Dominican pesos in order to restrict the country's money supply and curb inflation. This monetary policy has limited the sources of bank financing and the amounts available to be borrowed from Dominican banks and increased the costs of such borrowing.

      As of December 31, 1999, our current liabilities exceed our current assets by $83.7 million. This reflects our short-term borrowings in the Dominican Republic with related companies and local banks and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business.

      We will seek additional credit facilities with international banks to refinance our short-term credit facilities. In December 1999 and January 2000, we obtained a commitment from Export-Import Bank of the United States to provide credit guarantees of up to $46.6 million. The credits will be disbursed by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other suppliers. The commitment provides that the credits will be available for disbursement over a 12 month period and will be repayable over five years. We are negotiating the terms of the facility and we cannot assure you that we will successfully conclude the negotiations.

YEAR 2000 READINESS

     The Year 2000 issue refers to the potential for system and processing failures of date-related calculations, and is the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, operate our sites, send invoices, or engage in similar normal business activities.

      To date, we have not experienced any material Year 2000 issues and have been informed by our material suppliers and vendors that they have also not experienced material Year 2000 issues. We have not spent a material amount on Year 2000 compliance issues. Most of our expenses were generally related to the operating costs associated with time spent by employees and consultants in the evaluation process and Year 2000 compliance matters.

      If we fail to identify and remedy any non-compliant internal or external Year 2000 problems, or Year 2000 problems create a systemic failure beyond our control, including a prolonged telecommunications or electrical failure or a prolonged failure of third party software on which we rely, we could be prevented from operating our business and permitting users access to our sites. Such an occurrence would have a material adverse effect on our business.

ITEM 9A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following discussion about market risks to certain financial instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

      We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

INTEREST RATE RISK

     Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At December 31, 1999, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such senior notes was approximately $164 million and $187 million at December 31, 1998 and December 31, 1999, respectively.

      Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. At December 31, 1998 and December 31, 1999, we had $47.3 million and $136.5 million of short-term and long-term borrowings, including trade finance and capital leases outstanding from Dominican and international banks, mostly denominated in U.S. dollars. During 1999, our short-term and long-term U.S. dollar denominated borrowings bore interest at rates ranging from 9.0% per annum to 12.9% per annum. During 1999, our short-term and long-term Dominican peso denominated borrowings bore interest at rates ranging from 21% to 30% per annum. A 10% increase in the average rate for our variable rate debt would have decreased our net income for 1999 by approximately $659,000.

FOREIGN EXCHANGE RISKS

     We are subject to currency exchange risks. During 1999, we generated revenues of $60.6 million in U.S. dollars and $110.2 million in Dominican pesos. In addition, at December 31, 1999, we had $124.8 million of U.S.
dollar-denominated debt outstanding, (excluding the $200.0 million principal amount of the 11 3/8% senior notes due 2004). At December 31, 1999, we had debt indexed to the dollar of RD$36.1 million at a contracted exchange rate of RD$16.00 per $1.00, resulting in a obligation of $2.3 million.

     Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During 1999, the average official exchange rate was RD$15.83 per $1.00 while the average private market rate was RD$16.03 per $1.00.

     Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During 1999, we recognized an approximate $203,000 foreign exchange loss. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in 1999, then we would have realized an additional foreign exchange loss of approximately $20,300.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS

     We are managed by a Board of Directors, the members of which, in accordance with our by-laws, are elected at the annual shareholders' meeting and serve for a period of one year. The Board of Directors is composed of a Chairman, Vice President, Secretary and nine additional members. The Board of Directors meets at least once every three months. Special meetings of the Board of Directors may be held at any time.

      The names of our executive officers and directors of are set forth below together with their ages at January 1, 2000 and current positions.

                    NAME                        AGE                             POSITION
---------------------------------------------  -----  ---------------------------------------------------------

BOARD OF DIRECTORS

  Named by GFN Corporation, Ltd.:

    Manuel Arturo Pellerano Pena...........      45    Chairman
    Hector Castro Noboa....................      58    Vice President
    Marcos J. Troncoso.....................      51    Secretary
    Juan Felipe Mendoza....................      45    Director
    Raisa Gil de Fondeur...................      51    Director
    Anibal de Castro.......................      51    Director

  Named by Motorola, Inc.:

    Fernando Simo..........................      53    Director
    Kevin Wiley............................      40    Director
    Jesus Barona...........................      38    Director

  Independent Directors:

    Fernando Antonio Rainieri..............      52    Director
    Jose Manuel Villalvazo.................      53    Director

EXECUTIVE OFFICERS

    Manuel Arturo Pellerano Pena...........      45    Chief Executive Officer
    Carl H. Carlson........................      42    Executive Vice President and Member of the Office of the
                                                        President
    Marcos J. Troncoso.....................      51    Executive Vice President and Member of the Office of the
                                                        President
    Carlos F. Vargas.......................      46    First Vice President, Finance and Administrative
                                                         Division, and Chief Financial Officer
    Carlos Ramon Romero....................      47    First Vice President, Residential and Business Services
                                                        Division
    Ramon Tarrago..........................      36    First Vice President, International Division
    Virgilio Cadena del Rosario............      47    First Vice President, Network and Engineering Division

     Each of the current members of the Board of Directors has been elected pursuant to an amended and restated shareholders agreement, dated as of May 8, 1998, among Motorola, Inc., Oleander Holdings, Inc., Zona Franca San Isidro, S.A. and certain individuals, Oleander and Zona, are wholly owned subsidiaries of GFN, and the individual parties to the agreement are all affiliates of either GFN or TRICOM. There is currently one vacancy on the Board of Directors as a result of the resignation in December 1999 of a director designated by Motorola.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

EXECUTIVE COMPENSATION

     The aggregate amount of compensation we paid during the fiscal year ended December 31, 1999 to our directors and executive officers, as a group (16 persons), was $1.8 million.

LIMITATION OF OFFICERS' AND DIRECTORS' LIABILITY

     Pursuant to Dominican law, shareholders are asked to vote upon the performance of management at annual shareholders' meetings. Our vigilance officer delivers a report on our financial performance and other issues related to management's performance. If the holders of a majority of the votes entitled to be cast approve management's performance, all shareholders are deemed to have released the directors and officers from claims or liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions, and shareholders will likely fail in any suit brought in a Dominican court with respect to such acts or omissions. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. If the shareholders do not approve management's performance,the vigilance officer's report may form the basis of any suit brought by the shareholders against our officers and directors.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         In connection with our initial public offering, our Board of Directors adopted, and GFN and Motorola approved, our 1998 Long-Term Incentive Plan pursuant to which 750,000 shares of Class A common stock were reserved for issuance. Our Board of Directors, which administers the plan, granted options to purchase 473,666 shares of Class A common stock to directors, officers and employees. Each option initially had an exercise price equal to the initial public offering price of $13.00, expires on the tenth anniversary of the date of grant and, commencing on or about April 1, 2001, will become exercisable with respect to 50% of the shares of Class A common stock subject to the option. Each such option will be fully exercisable after April 1, 2003. In 1999, we agreed to reduce the exercise price to $8.06 for employees who agreed to reduce the number of shares issuable upon exercise of their options. As a result, at December 31, 1999, there were options to acquire 313,420 shares outstanding.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     GFN is one of the Dominican Republic's largest privately held companies, with interests in insurance, finance and publishing. GFN provides a number of managerial services to its affiliated companies, including TRICOM, for which the affiliated companies are billed based upon the number of hours that a particular GFN employee spends on providing such services and other factors. GFN employees have provided to us internal auditing, public relations, management information services, legal and personnel management services. For 1997, 1998 and 1999, we paid to GFN $207,498, $494,125 and $167,470 for such services. GFN also provides us with security services for which we paid $113,778, $111,460 and $77,382 in 1997, 1998 and 1999. We anticipate that we will continue to receive such services from GFN.

      We lease premises and equipment from GFN and its affiliates. During 1997, 1998 and 1999, we paid to GFN and its affiliates $64,392, $44,610 and $108,578 for the use of premises and equipment.

      During 1999 we bought land from an unaffiliated third-party for $1,826,625 which we later sold to an affiliate of GFN for $2,724,458. We also entered into various capital leases with an affiliate of GFN for $26,244,000 during 1999.

      We provide life insurance to our employees and have obtained other insurance through Compania Nacional de Seguros, a GFN affiliated insurance company. We paid insurance premiums to affiliates of GFN totaling $1.1 million, $1.5 million and $2.0 million in 1997, 1998 and 1999.

      We provide telecommunications services to GFN and its affiliated companies. GFN and its affiliated companies paid us $1.1 million, $0.8 million and $2.0 million for such services in 1997, 1998 and 1999.

      GFN affiliated banks have loaned us funds. We had borrowings from GFN affiliated banks, including financing of letters of credit on open accounts, in the aggregate principal amounts of $25.6 million at December 31, 1998 and $17.9 million at December 31, 1999.

TRANSACTIONS WITH MOTOROLA

     We have purchased telecommunications equipment from Motorola, particularly for the development of our mobile cellular system and our wireless local loop for aggregate consideration of $8.0 million, $2.3 million and $23.1 million during 1997, 1998, and 1999.

OTHER TRANSACTIONS

      We have purchased mortgage participation contracts from savings and loan associations in the Dominican Republic that are maintained as compensating balances for mortgage loans made by these associations to several of our officers. At December 31, 1998 and 1999, these mortgage participation contracts totaled $2,164,387 and $2,710,572.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)      FINANCIAL STATEMENTS

         Independent Auditors' Report.................................................................. F-2
         Consolidated Balance Sheets as of December 31, 1998 and 1999.................................. F-3
         Consolidated Statements of Operations for the Years Ended December 31, 1997, 1998
              and 1999................................................................................. F-5
         Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1997,
              1998 and 1999............................................................................ F-6
         Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1998
              and 1999................................................................................. F-9
         Notes to Consolidated Financial Statements.................................................... F-11

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of TRICOM, S.A.:

We have audited the accompanying consolidated balance sheets of TRICOM, S. A. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year-period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRICOM, S. A. and subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the years in the three year-period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States of America.

As explained in note 8 to the consolidated financial statements, effective January 1, 1999, the Company changed its method of accounting for organization costs.

                                          KPMG
                                          Member firm of KPMG International

Santo Domingo, Dominican Republic
January 28, 2000

                         TRICOM, S.A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents (notes 4 and 6).................  $ 15,377,410   $ 13,459,566
  Accounts receivable (notes 5, 6 and 12):
    Customers...............................................    12,367,843     22,821,951
    Carriers................................................     4,153,003      6,467,016
    Related parties.........................................       163,110         40,412
    Officers and employees..................................       275,069        415,702
    Current portion of long term accounts receivable........        75,071         66,369
    Other...................................................     2,113,228        624,846
                                                              ------------   ------------
                                                                19,147,324     30,436,296
    Allowance for doubtful accounts.........................      (740,687)    (4,307,563)
                                                              ------------   ------------
      Accounts receivable, net..............................    18,406,637     26,128,733
  Current portion of pledged securities (notes 7 and 15)....    54,470,478             --
  Inventories, net
    Equipment and accessories...............................     5,245,262      9,429,905
    Other...................................................       242,991        271,350
                                                              ------------   ------------
      Total inventories.....................................     5,488,253      9,701,255
  Prepaid expenses (notes 6 and 17).........................     3,104,942      6,637,067
  Deferred income taxes (note 18)...........................       556,949        949,190
                                                              ------------   ------------
      Total current assets..................................    97,404,669     56,875,811
                                                              ------------   ------------
Long-term accounts receivable...............................        91,556         22,619
Investments (notes 7 and 15)................................     2,164,387      2,710,572
Property and equipment, net (notes 3 and 15)................   330,456,448    455,045,191
Other assets at cost, net of amortization (notes 8 and
  20).......................................................    14,697,543     16,824,268
                                                              ------------   ------------
                                                              $444,814,603   $531,478,461
                                                              ============   ============

                         TRICOM, S.A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable (notes 6, 9, 10 and 15):
    Borrowed funds--banks...................................  $ 21,665,516   $ 63,602,022
    Borrowed funds--related parties.........................    25,591,915     17,895,946
    Current portion of long-term debt.......................    32,000,000        315,216
                                                              ------------   ------------
                                                                79,257,431     81,813,184
                                                              ------------   ------------
  Current portion of capital leases (notes 6 and 11)........            --     14,242,056
  Accounts payable (notes 6 and 12):
    Carriers................................................     3,106,898      2,987,379
    Related parties.........................................            --     10,035,066
    Suppliers...............................................    11,772,957     12,043,787
    Other...................................................     1,566,076        329,309
                                                              ------------   ------------
                                                                16,445,931     25,395,541
  Other liabilities (notes 13 and 20).......................     7,413,821      3,789,707
  Accrued expenses (note 14)................................    13,887,974     15,293,910
                                                              ------------   ------------
    Total current liabilities...............................   117,005,157    140,534,398
                                                              ------------   ------------
Reserve for severance indemnities...........................        42,886         31,414
Deferred income taxes (note 18).............................       205,258        631,159
Capital leases, excluding current portion (notes 6 and
  11).......................................................            --     11,640,652
Long-term debt, excluding current portion (note 15).........   200,000,000    228,772,011
                                                              ------------   ------------
    Total liabilities.......................................   317,253,301    381,609,634
                                                              ------------   ------------
Shareholders' equity (notes 16 and 22):
  Class A common stock of RD$10 par value; Authorized
    55,000,000 shares; issued 5,700,000 shares..............     3,750,000      3,750,000
  Class B common stock of RD$10 par value; Authorized
    25,000,000 shares; issued 19,144,544 shares.............    12,595,095     12,595,095
  Additional paid-in capital................................    94,015,852     94,288,852
  Retained earnings.........................................    19,224,112     41,258,637
  Equity adjustment from foreign currency translation.......    (2,023,757)    (2,023,757)
                                                              ------------   ------------
                                                               127,561,302    149,868,827
Commitments and contingencies
  (notes 3, 15, 17, 18, 19, 20, 21 and 24)..................            --             --
                                                              ------------   ------------
                                                              $444,814,603   $531,478,461
                                                              ============   ============

          See accompanying notes to consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                  1997           1998           1999
                                                              ------------   ------------   ------------
Operating revenues (note 6):
  Toll revenues.............................................  $ 15,510,968   $ 17,644,573   $ 23,118,149
  International revenues....................................    39,432,385     50,332,088     60,592,134
  Local service.............................................     6,411,831     12,941,983     33,858,620
  Cellular and PCS..........................................    13,073,309     20,363,647     26,473,985
  Paging....................................................     5,079,103      4,527,579      2,695,531
  Sale and lease of equipment...............................     5,502,276      4,114,513      7,689,534
  Installations.............................................     5,070,888     12,936,817     15,501,847
  Other.....................................................        21,246      2,640,192        889,141
                                                              ------------   ------------   ------------
      Total operating revenues..............................    90,102,006    125,501,392    170,818,941
                                                              ------------   ------------   ------------
Operating costs:
  Satellite connections and carrier (note 20)...............    31,270,652     32,308,880     43,687,794
  Network depreciation......................................     7,432,818     11,382,446     15,982,827
  Expenses in lieu of income taxes (note 17)................     6,248,317      9,561,710     12,763,565
  General and administrative expenses, including
    depreciation charges of $1,956,121, $3,239,714 and
    $4,854,653 in 1997, 1998 and 1999, respectively (notes
    6, 19, 20 and 24).......................................    25,631,257     39,379,388     51,501,272
  Other.....................................................     3,659,422      3,391,347      5,421,403
                                                              ------------   ------------   ------------
      Total operating costs.................................    74,242,466     96,023,771    129,356,861
                                                              ------------   ------------   ------------
      Operating income......................................    15,859,540     29,477,621     41,462,080
                                                              ------------   ------------   ------------
Other income (expenses):
  Interest expense (note 6).................................   (16,100,251)   (18,006,286)   (22,430,031)
  Interest income (notes 6 and 7)...........................     4,053,079      5,133,348      2,389,329
  Foreign currency exchange gain (loss).....................      (705,983)       104,414       (202,724)
  Gain on sale of land (note 6).............................            --             --        897,833
  Other.....................................................       (83,097)       844,801        179,409
                                                              ------------   ------------   ------------
    Other expenses, net.....................................   (12,836,252)   (11,923,723)   (19,166,184)
                                                              ------------   ------------   ------------
    Earnings before income taxes, extraordinary item and
      cumulative effect of accounting change................     3,023,288     17,553,898     22,295,896
Income taxes (note 18)......................................            --        351,691       (141,660)
                                                              ------------   ------------   ------------
    Earnings before extraordinary item and cumulative effect
      of accounting change..................................     3,023,288     17,905,589     22,154,236
Extraordinary item--early extinguishment of debt (note
23).........................................................    (5,452,995)            --             --
                                                              ------------   ------------   ------------
    Earnings (loss) before cumulative effect of accounting
      change................................................    (2,429,707)    17,905,589     22,154,236
Cumulative effect of change in accounting for organization
costs (note 8)..............................................            --             --       (119,711)
                                                              ------------   ------------   ------------
    Net earning (loss)......................................  $ (2,429,707)  $ 17,905,589   $ 22,034,525
                                                              ============   ============   ============
Earnings (loss) per common share--basic and diluted:
    Earnings before extraordinary item and cumulative effect
      of accounting change..................................          0.17           0.78           0.89
    Extraordinary item......................................         (0.31)            --             --
    Cumulative effect of accounting change..................            --             --             --
                                                              ------------   ------------   ------------
    Net earnings (loss) per common share-basic and
      diluted...............................................  $      (0.14)  $       0.78   $       0.89
                                                              ============   ============   ============
Average number of common share used in calculation:
  Basic.....................................................    17,600,360     22,944,544     24,844,544
                                                              ============   ============   ============
  Diluted...................................................    17,600,360     22,944,569     24,888,709
                                                              ============   ============   ============

          See accompanying notes to consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                      NUMBER OF
                                                    COMMON SHARES
                                                        ISSUED                 COMMON STOCK
                                                ----------------------   ------------------------
                                                 CLASS A     CLASS B      CLASS A       CLASS B
                                                ---------   ----------   ----------   -----------
Balance at December 31, 1996..................         --   10,126,388   $       --   $23,357,343
Issuance of common shares.....................         --    9,264,141           --    20,000,000
Net loss......................................         --           --           --            --
                                                ---------   ----------   ----------   -----------
Balance at December 31, 1997..................         --   19,390,529           --    43,357,343

Issuance of common shares, net of issuance
  cost of $6,537,345 (note 16)................  5,700,000           --    3,750,000            --

Effect of change from no par value to RD$10
  par value (note 16).........................         --           --           --   (30,203,197)

Retirement of treasury stock as a result of
  initial public offering.....................         --     (245,985)          --      (559,051)

Transfer to legal reserve (note 22)...........         --           --           --            --

Net earnings..................................         --           --           --            --
                                                ---------   ----------   ----------   -----------

Balance at December 31, 1998..................  5,700,000   19,144,544    3,750,000    12,595,095

Stock-based compensation to non-employees
  (note 24)...................................         --           --           --            --
Transfer to legal reserve (note 22)...........         --           --           --            --
Net earnings..................................         --           --           --            --
                                                ---------   ----------   ----------   -----------
Balance at December 31, 1999..................  5,700,000   19,144,544   $3,750,000   $12,595,095
                                                =========   ==========   ==========   ===========

          See accompanying notes to consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                            RETAINED EARNINGS
                                                         ADDITIONAL    ----------------------------
                                                            PAID       APPROPRIATED        UN-
                                                         IN CAPITAL    LEGAL RESERVE   APPROPRIATED
                                                         -----------   -------------   ------------
Balance at December 31, 1996...........................  $        --    $  600,233     $ 3,147,997
Issuance of common shares..............................           --            --              --
Net loss...............................................           --                    (2,429,707)
                                                         -----------    ----------     -----------
Balance at December 31, 1997...........................           --       600,233         718,290

Issuance of common shares, net of issuance cost of
  US$6,537,345 (note 16)...............................   63,812,655            --              --
Effect of change from no par value of RD$10 par value
  (note 16)............................................   30,203,197            --              --
Retirement of treasury stock as a result of initial
  public offering......................................           --            --              --
Transfer to legal reserve (note 22)....................           --       571,955        (571,955)
Net earnings...........................................           --            --      17,905,589
                                                         -----------    ----------     -----------
Balance at December 31, 1998...........................   94,015,852     1,172,188      18,051,924

Stock-based compensation to non-employees (note 24)....      273,000            --              --
Transfer to legal reserve (note 22)....................           --       480,819        (480,819)
Net earnings...........................................           --            --      22,034,525
                                                         -----------    ----------     -----------
Balance at December 31, 1999...........................  $94,288,852    $1,653,007     $39,605,630
                                                         ===========    ==========     ===========

        See accompanying notes to the consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                       ACCUMULATED
                                                          OTHER
                                                      COMPREHENSIVE
                                                      INCOME-EQUITY
                                                     ADJUSTMENT FROM
                                                         FOREIGN                     SHAREHOLDERS'
                                                        CURRENCY        TREASURY        EQUITY,
                                                       TRANSLATION        STOCK           NET
                                                     ---------------   -----------   -------------
Balance at December 31, 1996.......................    $(2,023,757)     $(559,051)   $ 24,522,765
Issuance of common shares..........................             --             --      20,000,000
Net loss...........................................             --             --      (2,429,707)
                                                       -----------      ---------    ------------
Balance at December 31, 1997.......................     (2,023,757)      (559,051)     42,093,058

Issuance of common shares, net of issuance cost of
  US$6,537,345 (note 16)...........................             --             --      67,562,655
Effect of change from no par value to RD$10 par
  value (note 16)..................................             --             --              --
Retirement of treasury stock as a result of initial
  public offering..................................             --        559,051              --
Transfer to legal reserve (note 22)................             --             --              --
Net earnings.......................................             --             --      17,905,589
                                                       -----------      ---------    ------------
Balance at December 31, 1998.......................     (2,023,757)            --     127,561,302

Stock-based compensation to non-employees (note
  24)..............................................             --             --         273,000
Transfer to legal reserve (note 22)................             --             --              --
Net earnings.......................................             --             --      22,034,525
                                                       -----------      ---------    ------------
Balance at December 31, 1999.......................    $(2,023,757)            --    $149,868,827
                                                       ===========      =========    ============

        See accompanying notes to the consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                              1997           1998           1999
                                                          ------------   ------------   ------------
Cash flows provided by operating activities:
  Net earnings (loss)...................................  $ (2,429,707)  $ 17,905,589   $ 22,034,525
  Adjustments to reconcile net earnings (loss) to net
    cash provided by operating activities:
    Depreciation........................................     9,388,939     14,622,160     20,837,480
    Amortization of debt issue cost.....................       484,231      1,381,361      1,499,497
    Allowance for doubtful accounts.....................     1,929,167      1,665,349      5,420,717
    Amortization of radio frequency right...............            --             --        198,333
    Effect of (gain) loss in foreign exchange rate......       705,983         31,106        101,835
    Expense for severance indemnities...................       329,153        257,690        328,807
    Extraordinary item--early extinguishment of debt....     5,452,995             --             --
    Deferred income tax, net............................            --       (351,691)        33,660
    Value of consulting services received in exchange
      for stock warrants................................            --             --        273,000
    Gain on sale of land................................            --             --       (897,833)
    Net changes in assets and liabilities:
      Accounts receivable...............................     2,052,023     (3,681,109)   (13,407,676)
      Inventories.......................................     3,515,558     (3,053,879)    (4,213,002)
      Prepaid expenses..................................       (33,514)      (403,628)    (3,532,125)
      Long-term accounts receivable.....................       498,121        866,997         68,937
      Unearned interest.................................      (355,121)      (204,576)            --
      Other assets......................................   (10,364,826)    (5,542,150)    (3,824,555)
      Accounts payable..................................    17,321,727     (4,471,048)     9,005,096
      Other liabilities.................................     1,993,429      4,387,282     (3,624,114)
      Accrued expenses..................................     9,071,492      3,857,953      1,563,855
      Reserve for severance indemnities.................      (464,519)      (355,445)      (340,279)
                                                          ------------   ------------   ------------
        Total adjustments...............................    41,524,838      9,006,372      9,491,633
                                                          ------------   ------------   ------------
Net cash provided by operating activities...............    39,095,131     26,911,961     31,526,158
                                                          ------------   ------------   ------------
Cash flows from investing activities:
  Acquisition of investments............................   (75,967,805)      (367,866)      (546,185)
  Proceeds from maturity of US Treasury Bonds and
    irrevocable restricted funds........................            --     21,297,912     54,470,478
  Proceeds from sale of land............................            --             --      2,724,458
  Acquisition of land...................................            --             --     (1,826,625)
  Acquisition of property and equipment.................   (92,667,874)  (142,101,012)  (119,182,223)
                                                          ------------   ------------   ------------
    Net cash used in investing activities...............  (168,635,679)  (121,170,966)   (64,360,097)
                                                          ------------   ------------   ------------

                         TRICOM, S.A. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                              1997           1998           1999
                                                          ------------   ------------   ------------
Cash flows from financing activities:
  Borrowed funds from banks.............................            --     23,234,625    111,580,042
  Principal payments to banks...........................   (36,410,367)    (7,474,114)   (69,643,536)
  Borrowed funds from related parties...................     1,393,728     57,019,761     62,233,725
  Principal payments to related parties.................   (15,626,945)   (36,277,664)   (69,929,694)
  Short term obligations................................    (2,235,955)            --             --
  Capital lease payments................................            --             --       (361,292)
  Cancellation of Carifa bonds..........................            --             --    (32,000,000)
  Redemption of short term bonds........................    (7,061,768)            --             --
  Cancellation of long-term debt........................   (28,000,000)            --             --
  Proceeds from issuance of long-term debt..............   200,000,000             --     29,087,227
  Issuance of common stock..............................    20,000,000     67,562,655             --
                                                          ------------   ------------   ------------
    Net cash provided by financing activities...........   132,058,693    104,065,263     30,966,472

  Effect of exchange rate changes on cash...............    (1,077,444)      (161,353)       (50,377)
                                                          ------------   ------------   ------------
  Net increase (decrease) in cash and cash
    equivalents.........................................     1,440,701      9,644,905     (1,917,844)

Cash and cash equivalents at the beginning of the
  year..................................................     4,291,804      5,732,505     15,377,410
                                                          ------------   ------------   ------------
Cash and cash equivalents at the end of the year........  $  5,732,505   $ 15,377,410   $ 13,459,566
                                                          ============   ============   ============
Supplementary information:
  Expense in lieu of income tax paid....................    (5,908,402)    (9,027,468)   (11,180,380)
  Interest paid (net of capitalization).................   (15,367,463)   (17,601,409)   (23,373,038)
  Capital lease obligations incurred....................            --             --     26,244,000
                                                          ============   ============   ============

          See accompanying notes to consolidated financial statements.

                         TRICOM, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999

1    ORGANIZATION AND NATURE OF BUSINESS

     The consolidated financial statements of TRICOM, S.A. include operations of the following companies in the communications industry, which are identified as and operate in the Dominican Republic and New York, U.S.A., under the commercial name TRICOM:

     TRICOM, S. A. (Parent Company)

     GFN Comunicaciones, S. A.

     Bay Tel Communication, S. A.

     Call Tel Corporation

     TRICOM USA, Inc. and subsidiaries

     TRICOM, S. A. ("TRICOM" or the "Company") is a diversified telecommunications company which provides international and domestic long distance, basic local service, mobile, Internet and broadband services in the Dominican Republic and long distance services through subsidiaries in the United States.

     The Company's operations in the Dominican Republic are governed by Telecommunications Law No. 153-98 and by a Concession Agreement signed with the Dominican Government and confirmed by the National Congress on April 30, 1990. This agreement is for 20-year term through June 30, 2010, subject to renewal for an additional 20-year term. Law No. 153-98 establishes a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the "Universal Services Principle" by guaranteeing access to telecommunications services at affordable prices in low income rural and urban areas. The law creates a fund for the development of the telecommunication sectors that is supported by a 2% tax on industry participants' billings of all telecommunication services.

     The Company was formed by GFN Corporation, Ltd. ("GFN"), one of the Dominican Republic's largest private holding companies, with equity interest in insurance, finance and publishing companies. GFN currently holds a 46.2% interest in the Company, while Motorola, Inc. holds a 30.8% interest. Prior to the completion of the initial public offering, Motorola, Inc. provided guarantees for the debt financing used to expand the Company's infrastructure during the early stages of its development and has assisted in, and continues to advise on, the development of the Company's network infrastructure.

     GFN Comunicaciones, S.A. ("Comunicaciones") is currently inactive.

     Bay Tel Communication, S.A. ("Bay Tel") is a corporation organized under the laws of the Republic of Panama and it ceased its operations in 1995 when substantially all of its net assets and operations were transferred to TRICOM, S. A. (Parent Company).

     Call Tel Corporation ("Call Tel") is a corporation organized under the laws of the Republic of Panama. It was formed on September 3, 1996 and began its operations in 1997. Its activities consist of operator-assisted communications in the Dominican Republic.

     TRICOM USA, Inc. ("TRICOM USA") was formed on January 15, 1992 under the General Corporation Law of Delaware. In September 1995, the United States Federal Communications Commission ("FCC") authorized TRICOM USA, to operate as a facilities-based carrier in the United States. Since TRICOM USA received a license from the FCC, the Company represents an

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

1 ORGANIZATION AND NATURE OF BUSINESS (CONTINUED) alternative means of sending and receiving traffic, potentially reducing the Company's dependence on other U. S. carriers. TRICOM USA began its operations in 1997.

     TRICOM INTERNATIONAL SERVICES, Inc. is a wholly-owned subsidiary of TRICOM USA. The Company was formed on June 30, 1999 under the General Corporation Law of Delaware. The Company acts as an agent for the Company, arranging for telecommunications services in the Dominican Republic paid by Dominican residents in New York.

     ENELPUNTO.COM, Inc. is a wholly-owned subsidiary of TRICOM U.S.A. The Company was formed on June 28, 1999 under the General Corporation Law of Delaware. The Company is providing Internet services.

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of TRICOM, S. A. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates and assumptions.

2.2  FOREIGN CURRENCIES

     The functional currency of the Company has been the U.S. dollar since January 1, 1997.

     Translation adjustments resulting from the conversion of the consolidated financial statements to the reporting currency were accumulated and presented in a separate component of equity in the accompanying consolidated balance sheets for years prior to January 1, 1997.

     Commencing January 1, 1997, the Company has recognized resulting gains and losses when translating items from currencies other than the U.S. Dollar. As of December 31, 1998 and 1999, the rates used by the Company to translate the Dominican peso denominated accounts at year-end were RD$15.61 and RD$16.05 per one US dollar, respectively. Panamanian Balboas (B/.) are at par with the US dollar.

2.3  CASH AND CASH EQUIVALENTS

     For the purpose of the statements of cash flows, the Company considers as cash equivalents cash time deposits and highly liquid debt instruments with original maturities of three months or less.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
2.4  ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts receivable is established through a charge to an expense account. The Company reserves 100% of the accounts receivable balances which are past due over 90 days.

2.5  INVENTORIES

     Inventories are valued at the lower of average cost or market.

2.6  INVESTMENT SECURITIES

     The Company has classified all of its marketable debt securities as held-to-maturity and has accounted for these investments at amortized cost. Any premium or discount is amortized or accreted over the life of the related security. Accordingly, no adjustment for unrealized holding gains or losses has been reflected in the Company's consolidated financial statements.

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

     The estimated useful lives of assets are as follows:

                                                               YEARS
                                                              --------
Buildings and improvements..................................      50
Furniture, equipment and transportation equipment...........    5-10
Equipment for lease.........................................     3-4
Operation and communication equipment.......................      15
Cellular phones.............................................       3
Computer equipment..........................................       6
                                                                ====

2.9  OTHER ASSETS

     Other assets consist principally of deferred debt issue costs and radio frequency rights (see note 8). Deferred debt issue costs are amortized over the debt service period of the related debt. For the years ended at December 31, 1997, 1998 and 1999, amortization expense of deferred debt issue amounted to $484,231, $1,381,361 and $1,499,497, respectively.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     The radio frequency rights are being amortized over a period of 20 years. For the year ended at December 31, 1999, the amortization expense amounted to $198,333.

2.10  SEVERANCE INDEMNITIES

     According to the Labor Code of the Dominican Republic, employers are required to pay severance indemnities to those workers whose labor contracts are terminated without just cause. Just cause is defined in the Labor Code as including misstatements by an employee in his job application, termination of an employee within three months of his hire for poor performance, dishonesty, threats of violence, willful or negligent destruction of property, unexcused absence or termination of the job for which the employee was hired. The Company maintains a minimal reserve to cover severance indemnities based on its experience in this area.

2.11  REVENUE RECOGNITION

     TOLL REVENUES

     Toll revenues are amounts received by the Company from customers in the Dominican Republic for international and domestic long distance calls. These revenues are recognized as the calls are made.

     INTERNATIONAL SETTLEMENT REVENUES

     International settlement revenues represent amounts recognized by the Company for termination of traffic based on minutes from foreign telecommunications carriers into the Dominican network, as per operating agreements between the Company and each such carrier. These revenues are recognized as the minutes are provided.

     PREPAID CALLING CARD REVENUES

     The Company recognizes revenue for prepaid calling cards based on card usage. The Company accounts for cash received or credit extended from the sale of prepaid calling cards as deferred revenues, which are then recognized as the cards are used. This revenue may be part of the toll or international revenues depending on the call destination.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     LOCAL SERVICE REVENUE

     Local service revenue consist of wireline rent, local measured service as well as charges for "Custom local access signaling services" (CLASS) or value-added services, which includes call forwarding, three-way calling, call waiting and voice mail. It also includes collect call revenues and revenues from other miscellaneous wireline services. These revenues are recognized as the services are rendered.

     CELLULAR AND PCS REVENUES

     Represents fees received for mobile cellular and PCS services, including interconnection charges for incoming calls to the Company's cellular and PCS subscribers (these revenues do not include international and domestic long distance calls generated by cellular or PCS units). Cellular and PCS fees consist of fixed monthly access fees and per-minute usage charges, as well as additional charges for custom or vertical features, which include call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular and PCS services. These revenues are recognized as the services are rendered.

     PAGING

     Paging revenues consist of fixed monthly charges for nationwide service and the use of paging equipment and activation fees. These revenues are recognized as these services are rendered.

     SALES AND LEASE OF EQUIPMENT

     These revenues consist of sales and rental fees charges for customer premise equipment, including private branch exchanges, key telephone systems, residential telephones, cellular handsets and paging units. Since late 1996, the Company has only sold such equipment. These revenues are recognized upon sale to the customer.

     INSTALLATIONS

     Installation revenues consist of fees charges by the Company for installing local access lines, private branch exchanges and key telephone systems, as well as fees for activating cellular and PCS handsets. These revenues are recognized as the services are rendered.

     OTHER

     Other revenues represent all those revenues that are not generated from the Company's core business activities, including commissions received for providing handling services for a courier, commissions received for collection services for utility companies and revenues from miscellaneous product sales. These revenues are recognized as the services are earned.

2.12  CAPITALIZATION OF INTEREST

     Interest paid on loans whose proceeds are used in specific projects is capitalized and included as part of project costs during the period necessary for installation.

     During the years ended December 31, 1997, 1998 and 1999, interest and commissions capitalized as part of construction projects amounted to approximately $5,590,000, $10,168,000 and $11,963,000, respectively.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
2.13  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's financial instruments classified as current assets or current liabilities approximates their book value due to the relatively short maturities of these financial instruments. See note 15 for the estimated fair value of the Company's long term debt.

2.14  EXPENSE IN LIEU OF INCOME TAX

     The parent company TRICOM, S. A. pays a tax which is based on a percentage of the Company's domestic gross revenues (less deductions for access to the local network) plus a percentage of the Company's net international settlement revenues. An accrual is made for any difference between the date when these items are reported to the tax authorities and when they are reported in the accompanying consolidated statements of operations.

2.15  INCOME TAXES

     In the case of the subsidiary, TRICOM USA, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.16  EARNINGS PER COMMON SHARE

     Basic earnings per share has been computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

2.17  PENSION PLAN

     The Company has a contributory defined benefit pension and retirement plan that includes all its personnel. The cost of the plan has been determined based on actuarial studies and includes amortization of past service costs over the estimated average life of its employees.

2.18  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

2.19  YEAR 2000

     For the years ended December 31, 1998 and 1999, costs incurred for the Year 2000 project amounted to approximately $83,000 and $217,000, respectively. Such costs were funded through operating cash flows and are included in general and administrative expenses in the accompanying consolidated statement of operations.

2.20  ADVERTISING COST

     Advertising costs are expensed as incurred. For the years ended
     December 31, 1997, 1998 and 1999, these costs amounted to $1,715,270, $4,461,123 and $5,431,834 respectively, and are included as part of general and administrative expenses in the accompanying consolidated statements of operations.

2.21  STOCK OPTION PLAN

     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS
     No. 123.

2.22  RECLASSIFICATION

     At December 31, 1999, the Company has classified prepaid calling cards held by distributors as accounts receivable--customers in the accompanying consolidated balance sheets. The classification was changed as a result of changes in the billing system in 1999. Previously, these amounts were classified as inventories and totaled $3,199,103 as of December 31, 1998. Prior years have been reclassified to conform to the 1999 presentation.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

3 PROPERTY AND EQUIPMENT

 A detail of property and equipment at December 31, 1998 and 1999 is as follows:

                                                              1998           1999
                                                          ------------   -------------
Operations and communications:
Land....................................................  $  3,454,951   $   5,288,164
Buildings and improvements..............................     7,933,993      12,730,864
Furniture and equipment.................................     5,061,611       6,868,212
Communication equipment.................................    46,877,210      94,645,620
Transmission equipment..................................    95,230,147     170,756,431
Other equipment.........................................     1,253,387       1,668,162
                                                          ------------   -------------
                                                           159,811,299     291,957,453

Less accumulated depreciation...........................    16,506,546      29,196,045
                                                          ------------   -------------
                                                           143,304,753     262,761,408

Communications equipment pending installation...........    28,343,890      31,141,978
In transit (a)..........................................     6,225,237       2,506,092
Construction in process (b).............................   112,082,008     100,685,397
                                                          ------------   -------------
  Subtotal, operations and communications...............   289,955,888     397,094,875
                                                          ------------   -------------

Equipment for rental:
Switchboards............................................       887,916       1,982,393
Telephone equipment and other...........................    21,137,541      31,145,265
                                                          ------------   -------------
                                                            22,025,457      33,127,658
Less accumulated depreciation...........................     9,611,593      12,578,935
                                                          ------------   -------------
  Subtotal, equipment for rental........................    12,413,864      20,548,723
                                                          ------------   -------------

Property and equipment:
Buildings...............................................     6,372,566       6,372,566
Furniture and office equipment..........................    10,087,307      13,965,777
Transportation equipment................................     2,807,867       4,435,443
Leasehold improvements..................................     3,500,603       3,879,221
Data processing equipment...............................    14,426,729      23,037,601
                                                          ------------   -------------
                                                            37,195,072      51,690,608
Less accumulated depreciation...........................     9,108,376      14,289,015
                                                          ------------   -------------
  Sub-total, property and equipment.....................    28,086,696      37,401,593
                                                          ------------   -------------

  Property and equipment, net...........................  $330,456,448   $ 455,045,191
                                                          ============   =============

    (a) Equipment in transit represents accumulated costs of equipment imported by TRICOM, for which additional import related costs are still to be incurred. At December 31, 1999, this amount includes mainly transmission equipment and accessories, as well as computer materials and parts in 1998.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

3  PROPERTY AND EQUIPMENT (CONTINUED)

   (b) A detail of construction in process at December 31, 1998 and 1999 is as follows:

                                                           1998           1999
                                                       ------------   ------------
Operation and communication:
  Buildings..........................................  $  2,255,751   $  3,816,556
  Transmission equipment (i).........................    99,370,582     87,642,687
  Cells..............................................     9,505,122      8,502,529
  Submarine cable....................................       950,553        723,625
                                                       ------------   ------------
                                                       $112,082,008   $100,685,397
                                                       ============   ============

         (i) At December 31, 1998 and 1999, construction in process of transmission equipment includes projects of a wireless local loop
             (WLL) network which are in development, as well as cellular and PCS cells, fiber optic and other network improvements in 1999.

4  CASH AND CASH EQUIVALENTS

   A detail of this account at December 31, 1998 and 1999, is as follows:

                                                                1998          1999
                                                             -----------   -----------
Checking accounts..........................................  $ 2,316,963   $ 6,162,442
Cash on hand...............................................       37,810        45,805
Deposits (a)...............................................   13,022,637     7,251,319
                                                             -----------   -----------
                                                             $15,377,410   $13,459,566
                                                             ===========   ===========

   (a) At December 31, 1998 and 1999 represents certificates of deposit due on demand and with variable dates of maturity.

5  ACCOUNTS RECEIVABLE

   Changes in the allowance for doubtful accounts were as follows:


                                                    1997          1998          1999
                                                 -----------   -----------   -----------
Allowance at beginning of year.................  $ 4,898,199   $   668,827   $   740,687
Increase for the year..........................    1,929,167     1,665,349     5,420,717
Write-off during the year......................   (6,158,539)   (1,593,489)   (1,853,841)
                                                 -----------   -----------   -----------
Allowance at end of year.......................  $   668,827   $   740,687   $ 4,307,563
                                                 ===========   ===========   ===========

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

5  ACCOUNTS RECEIVABLE (CONTINUED)
   A detail of accounts receivable--others at December 31, 1998 and 1999, is as follows:

                                                                 1998        1999
                                                              ----------   --------
Interest receivable.........................................  $1,662,351   $235,016
Other.......................................................     450,877    389,830
                                                              ----------   --------
                                                              $2,113,228   $624,846
                                                              ==========   ========

6  TRANSACTIONS WITH RELATED PARTIES

   During the years ended December 31, 1997, 1998 and 1999 the Company made payments to several related parties for leased premises and equipment, internal audit services, public relations, systems and procedures, legal services and personnel management.

   The majority of these charges are for services received by the Company from its sister company Grupo Financiero Nacional, S. A. ("Grupo Financiero"), a subsidiary of GFN. Grupo Financiero allocates administrative charges based on the time invested by its employees providing administrative support services in each of its subsidiaries.

   A detail of balances with related companies at December 31, 1998 and December 31, 1999 is as follows:

                                                                1998          1999
                                                             -----------   -----------
Assets:
  Cash in banks............................................  $ 1,556,788   $ 4,194,306
  Deposits (a).............................................   13,022,637     7,251,319
  Accounts receivable......................................      163,110        40,412
  Current portion and long-term accounts receivable........       88,037        53,820
  Prepaid expense-insurance................................    2,125,601     3,548,458

Liabilities:
  Borrowed funds...........................................   25,591,915    17,895,946
  Accounts payable--letters of credit (b)..................    1,089,487       985,187
  Accounts payable (c).....................................           --    10,035,066
  Capital leases...........................................           --    25,882,708
                                                             ===========   ===========

   (a) As of December 31, 1998 and 1999 includes $2,185,005 in non-interest bearing time deposits and certificates of deposit of $10,837,632 and $7,251,319, respectively, which earn annual interest at rates between 9% and 11%.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

6    TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

     (b) These letters of credits bear annual interest ranging from 10% to 11.5% payable at maturity.

     (c) Includes $7,775,892 that represents a 7.94% financing facility granted by Motorola for the acquisition of transmission and communications equipment. The Company has approved lines of credit with Motorola for an approximate amount of $13,000,000.

     A detail of transactions with related parties during the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                  1997         1998         1999
                                               ----------   ----------   -----------
Interest earned..............................  $  140,814   $  270,352   $   265,423
Interest incurred on loans...................   3,577,394      880,281       710,537
Bank charges.................................       6,585       45,916       135,640
Leased premises and equipment................      64,392       44,610       108,578
Security services............................     113,778      111,460        77,382
Insurance premiums...........................   1,101,237    1,520,171     2,000,473
Pension plan contributions...................     310,858      433,998       586,921
Communication services revenue...............   1,098,097      828,316     1,970,646
Gain on sale of land (a).....................          --           --       897,833
Equipment purchased (Motorola)...............   8,038,214    2,258,028    23,097,157
Advertising services.........................      97,942      134,830        74,104
Professional services........................     207,498      494,125       167,470
                                               ==========   ==========   ===========

     (a) During 1999, the Company bought from an unaffiliated third party land which was sold later to a related party. The sale price was $2,724,458 (RD$44,000,000) and the acquisition cost was $1,826,625 (RD$29,500,000). This transaction generated a gain on sale of land of $897,833, which is presented as gain on sale of land in other income (expenses) in the consolidated statements of operations.

7    INVESTMENTS

     Investments at December 31, 1998 and 1999 consisted of the following:

                                                              1998          1999
                                                           -----------   ----------
Irrevocable restricted funds to pay indebtedness and
  interest (a)...........................................  $32,772,379   $       --
U.S. Treasury Bonds at cost (b)..........................   21,698,099           --
                                                           -----------   ----------
                                                            54,470,478           --
Less current portion of investments......................  (54,470,478)          --
                                                           -----------   ----------
                                                                    --           --
                                                           -----------   ----------
Mortgage participation contracts, at cost which
  approximates market value (c)..........................  $ 2,164,387   $2,710,572
                                                           ===========   ==========

     (a) Represents investment used to fund the payment in full of principal and interest of CARIFA Bonds, as described in Note 15.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

7    INVESTMENTS (CONTINUED)
     (b) Represents investment securities obtained to provide funding to pay the full amount of the 1999 interest on the Senior Notes (See note 15).

     (c) At December 31, 1998 and 1999 represents mortgage participation contracts which have been purchased from saving and loan associations in the Dominican Republic. These contracts earn interest at rates between 9% and 12% per annum. These investments are due on demand and are maintained as compensating balances for mortgage loans made by these savings and loan associations to several officers of the Company.

8    OTHER ASSETS

     Other assets at December 31, 1998 and 1999 consisted of the following:

                                                             1998          1999
                                                          -----------   -----------
Deferred debt issue costs, net (a)......................  $ 8,296,034   $ 8,864,074
Deposits with international carriers (b)................      243,652       202,850
Organization expenses, net (c)..........................      119,711            --
Deposits................................................      361,194       668,432
Radio frequency rights (d)..............................    4,760,000     4,561,667
Other (e)...............................................      916,952     2,527,245
                                                          -----------   -----------
                                                          $14,697,543   $16,824,268
                                                          ===========   ===========

     (a) Represent commissions paid on issuance to brokers and other expenses related to the issuance of the Senior Notes and bank debt. As of December 31, 1998 and 1999, accumulated amortization amounted to $1,865,592 and $3,365,089, respectively.

     (b) As December 31, 1998 and 1999 deposits with international carriers represent security deposits made by TRICOM for the installation of international circuits. These deposits will be recovered at the end of the agreement. These agreements mature each year and are automatically renewed.

     (c) During 1999, the Company changed its method of accounting for organization expenses in order to comply with Statement of Position No. 98-5 issued by the American Institute of Certified Public Accountants. The change involved expensing these costs as incurred, rather than capitalizing and subsequently amortizing such costs. The change in the accounting principle resulted in the write-off of the costs capitalized as of January 1, 1999. The cumulative effect of the write-off, which totals $119,711, has been expensed and reflected as a separate line in the 1999 consolidated statements of operations.

     (d) Represents payments for user rights for cellular frequencies, in order to expand the cellular and PCS capacity. These payments are being amortized over a period of 20 years beginning on March 31, 1999. At December 31, 1999, accumulated amortization was $198,333.

     (e) At December 31, 1999 includes $2,276,012 corresponding to deferred commissions related to prepaid calling cards.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

9    BORROWED FUNDS--BANK

     Funds borrowed by the Company are detailed as follows:

                                                             1998          1999
                                                          -----------   -----------
Funds denominated in U.S. dollars (a)...................  $18,462,441   $56,000,776
Funds denominated in R.D. pesos (b).....................    3,203,075     7,601,246
                                                          -----------   -----------
                                                          $21,665,516   $63,602,022
                                                          ===========   ===========

     (a) These borrowings are made with local and international banks and accrue interest and commissions at rates of 10% to 12.5% per annum as of December 31, 1998 and 9.5% to 12% at December 31, 1999.

     (b) At December 31, 1998, the loans represent RD$50,000,000 and have maturity ranging from 90 to 180 days, bearing interest of 26% per annum. At December 31, 1999 these loans amount to RD$122,000,000 and have maturities ranging from 60 to 90 days and, bear interest of 21% to 30% per annum.

     At December 31, 1999 the Company has lines of credit available with local and international banks for approximately $13,000,000.

10   BORROWED FUNDS--RELATED PARTIES

     At December 31, 1998 and 1999, borrowed funds from related parties include financing of letters of credit and open accounts issued for $25,591,915 and $17,895,946, respectively, at interest rates of 11% and 10%, respectively.

     At December 31, 1999, the Company has lines of credit available with related parties for approximately $23,000,000.

11   CAPITAL LEASES

     During December, 1999 the Company entered into various capital lease contracts with a related party. Such contracts have various terms of maturity during the next four years. The gross amount of plant and equipment recorded under capital leases as of December 31, 1999 were as follows:

Communications equipment....................................  $17,248,429
Communications equipment pending installation...............    7,548,214
Transportation..............................................    1,176,001
Machinery and equipment.....................................      271,356
                                                              -----------
                                                              $26,244,000
                                                              ===========

     These assets have no accumulated depreciation at December 31, 1999, since in accordance with the Company's depreciation policy, depreciation is recorded commencing with the first full month that the assets are placed in service.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

11   CAPITAL LEASES (CONTINUED)

    Future lease payments under capital leases as of December 31, 1999 are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $16,807,222
2001........................................................    4,936,452
2002........................................................    4,918,489
2003........................................................    4,941,102
                                                              -----------
Total lease payments........................................   31,603,265

Less related taxes..........................................    2,087,198
                                                              -----------
Minimum lease payments......................................   29,516,067
Less amount representing interest (12% to 12.875%)..........    3,633,359
                                                              -----------

Present value of net minimum capital lease payments.........   25,882,708

Less current maturities of capital lease obligations........   14,242,056
                                                              -----------

Capital lease obligations...................................  $11,640,652
                                                              ===========

12  TRANSACTIONS WITH CARRIERS

    Net amounts receivable and payable for these activities at December 31, 1998 and 1999 were as follows:

                                                    1998                       1999
                                           -----------------------   ------------------------
                                           RECEIVABLE    PAYABLE     RECEIVABLE     PAYABLE
                                           ----------   ----------   -----------   ----------
Inbound..................................  $6,933,131   $       --   $12,406,384   $       --
Outbound.................................  (2,780,128)   1,549,996    (5,939,368)   1,785,132
Payable accounts
  Interconnection operations--CODETEL....          --    1,556,902            --    1,202,247
                                           ----------   ----------   -----------   ----------
                                           $4,153,003   $3,106,898   $ 6,467,016   $2,987,379
                                           ==========   ==========   ===========   ==========

    Accounts receivable from carriers arise from interconnection services of inbound calls. Accounts payable result from interconnection services of outbound calls. These charges are based on minutes billed. Amounts paid to carriers constitute one of the main operating costs of the Company.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

13  OTHER LIABILITIES

    Other liabilities at December 31, 1998 and 1999 consisted of the following:

                                                                 1998         1999
                                                              ----------   ----------
Customer advances...........................................  $2,131,396   $1,203,764
Deferred revenues...........................................   1,480,664    2,130,985
Other (a)...................................................   3,801,761      454,958
                                                              ----------   ----------
                                                              $7,413,821   $3,789,707
                                                              ==========   ==========

(a) On September 22, 1998, the Dominican Republic was seriously affected by hurricane Georges. As a consequence, the transmission and communication equipment of the Company, as well as other infrastructure suffered certain damages, for which claims were made to the Company's insurance carrier.

    During 1998, the Company received from the insurance company the amounts claimed, which included $2,505,000 for business interruption that are included in other operating income for the year ended December 31, 1998. At December 31, 1998, other liabilities include $3,414,613 corresponding to the estimated disbursements to be incurred in order to repair the infrastructure affected by hurricane Georges. The accrued expenses were sufficient to cover all the payments made during 1999.

14  ACCRUED EXPENSES

    A summary of accrued expenses at December 31, 1998 and 1999 is as follows:

                                                                1998          1999
                                                             -----------   -----------
Expense in lieu of income tax payable......................  $ 1,502,581   $ 3,085,766
Interest payable...........................................    9,726,228     8,783,221
Other......................................................    2,659,165     3,424,923
                                                             -----------   -----------
                                                             $13,887,974   $15,293,910
                                                             ===========   ===========

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

15  LONG-TERM DEBT

    Long-term debt is summarized as follows:

                                                               1998           1999
                                                           ------------   ------------
Senior notes (a).........................................  $200,000,000   $200,000,000
Bank loans:
Four loans with Dominican banks for a total amount of
RD$65,600,000; with interest and commissions ranging from
20% to 24% per annum. These loans are due in monthly
installments of RD$1,399,012 (approximately $87,166)
including principal and interest starting January 2000
through December 2006; two of these loans are secured by
communications equipment in the amount of $3,010,033.....            --      4,087,227

Unsecured line of credit with Citibank, N. A., for the
amount of $10,000,000 renewable every 13 months at 10%
per annum. The interest rate can be revised every 60 to
90 days at the request of the parties....................            --     10,000,000

Loan with Hamilton Bank, N. A. for a 3-year revolving
line of credit of up to $15 million with an interest rate
of Citibank N. A. prime rate plus 0.05% (9% at December
31, 1999). This line of credit is guaranteed by TRICOM S.
A. and Banco Nacional de Credito, S. A...................            --     15,000,000
                                                           ------------   ------------

Total bank loans.........................................            --     29,087,227
                                                           ------------   ------------
Carifa loan (b)..........................................    32,000,000             --
                                                           ------------   ------------
    Total long-term debt.................................   232,000,000    229,087,227

Less current portion of long-term debt...................    32,000,000        315,216
                                                           ------------   ------------
    Long-term debt excluding current portion.............  $200,000,000   $228,772,011
                                                           ============   ============

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

15  LONG-TERM DEBT (CONTINUED)

    The installment obligations of principal of these long-term loans for the next years are as follows:

 YEAR ENDING DECEMBER 31,
 ------------------------
 2000........................................................  $    315,216
 2001........................................................       378,505
 2002........................................................    25,454,599
 2003........................................................       546,110
 2004........................................................   200,656,185
 2005 and thereafter.........................................  $  1,736,612
                                                               ============

    (a) SENIOR NOTES

      On August 15, 1997, the Company issued $200,000,000 aggregate principal amount of 11 3/8% Senior Notes due in the year 2004 (the "Senior Notes"). Interest on the Senior Notes is payable in semi-annual installments on March 1st and September 1st of each year, commencing March 1, 1998.

      The Senior Notes may be redeemed at any time at the option of the Company, in whole or in part after September 1, 2001 at a premium declining to par after September 1, 2003, plus accrued and unpaid interest, and additional amounts, if any, through the redemption date. Until September 1, 2000, the Company, at its option, may redeem from time to time up to 35% of the Senior Notes originally issued with the net proceeds of the issuance and sale of the Company's capital stock at a redemption price equivalent to 111.375% of the principal amount thereof plus accrued interest to the date of redemption provided that an aggregate principal amount of the Senior Notes of up to $130.0 million remain outstanding after each redemption and each such redemption occurs within 180 days after any issuance and sale of stock. The Senior Notes are senior unsecured obligations of the Company ranking PARI PASSU in right of payment with all other existing and future senior debt, and will rank senior to any future subordinated indebtedness.

      The indenture for the Senior Notes contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries, as defined in the indenture, to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its Restricted Subsidiaries, engage in any business other than the telecommunications business, issue or sell equity interests of the Company's Restricted Subsidiaries or enter into certain mergers and consolidations.

      The fair value of this long term debt at December 31, 1999 is estimated in the amount of $186,500,000 determined through a combination of management estimates and information obtained from independent third parties, using market data available on the last business day of the year.

      The Senior Notes are guaranteed fully, unconditionally and jointly and severally by the Company's subsidiaries, each of which is wholly-owned by the Company. Separate financial statements of each of the guarantor subsidiaries have not been presented herein because management has determined that such separate financial statements would not be material to the holders of the Senior Notes.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

15  LONG-TERM DEBT (CONTINUED)
    Summarized consolidated financial information of guarantor subsidiaries, Comunicaciones, Bay Tel, Call Tell and TRICOM USA and subsidiaries, at December 31, 1998 and 1999 and for the years then ended is as follows (see note 1):

    BALANCE SHEET DATA:

                                                                     1998          1999
                                                                  -----------   -----------
                               ASSETS
    Current assets:
      Cash and cash equivalents.................................  $   263,168   $   614,802

      Account receivable:
      Related parties...........................................    4,057,834    12,190,813
      Other.....................................................    1,697,067     4,860,019
                                                                  -----------   -----------
      Accounts receivable, net..................................    5,754,901    17,050,832
                                                                  -----------   -----------

      Other current assets......................................      843,317     1,154,627
                                                                  -----------   -----------
        Total current assets....................................    6,861,386    18,820,261

    Property and equipment, net.................................    6,315,155     8,080,300
    Other non-current assets....................................      933,495     1,243,774
                                                                  -----------   -----------

        Total assets............................................  $14,110,036   $28,144,335
                                                                  ===========   ===========
                LIABILITIES AND STOCKHOLDER'S EQUITY
    Current liabilities:
      Account payable:
        Carriers................................................  $   227,195   $ 1,113,416
        Related parties.........................................    5,608,247     1,722,915
        Other...................................................      978,057       748,970
                                                                  -----------   -----------
                                                                    6,813,499     3,585,301
      Other current liabilities.................................    1,355,246     3,036,241
                                                                  -----------   -----------
        Total current liabilities...............................    8,168,745     6,621,542

      Other non-current liabilities.............................      192,036    15,685,752
                                                                  -----------   -----------
        Total liabilities.......................................    8,360,781    22,307,294

    Stockholder's equity........................................    5,749,255     5,837,041
                                                                  -----------   -----------
        Total liabilities and stockholder's equity..............  $14,110,036   $28,144,335
                                                                  ===========   ===========

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

15  LONG-TERM DEBT (CONTINUED)

                                                           1997          1998          1999
                                                        -----------   -----------   -----------
STATEMENTS OF OPERATIONS DATA:
Operating revenues....................................  $12,805,531   $27,919,654   $36,179,982
Operating costs.......................................   12,932,490    28,861,720    36,282,315
                                                        -----------   -----------   -----------
  Operating loss......................................     (126,959)     (942,066)     (102,333)

Other income (expense)................................        1,702        21,685       (66,896)
                                                        -----------   -----------   -----------
  Net loss before income tax..........................     (125,257)     (920,381)     (169,229)
Income tax............................................                    351,691      (141,660)
                                                        -----------   -----------   -----------
    Net loss..........................................  $   125,257   $   568,690   $   310,889
                                                        ===========   ===========   ===========

CASH FLOW DATA:
Net cash (used in) provided by operating activities...  $(2,037,871)  $    83,061   $(6,929,619)
Cash flows used in investments activities--acquisition
  of property and equipment...........................   (3,500,298)   (3,241,348)   (2,145,814)

Cash flows from financing activities:
  Borrowed funds (paid to) received from banks........   (8,305,916)           --    15,000,000
  Borrowed funds (paid to) received from related
    parties...........................................   13,652,509            --    (5,608,247)
  Short-term obligations..............................      (56,629)           --        35,279
  Issuance of common shares...........................        1,100     2,999,000            --
                                                        -----------   -----------   -----------
Net cash provided by financing activities.............    5,291,064     2,999,000     9,427,032
  Effect of exchange rate changes on cash.............      197,601            88            35
                                                        -----------   -----------   -----------

  Net income (decrease) in cash and cash
    equivalents.......................................      (49,504)     (159,199)      351,634
Cash and cash equivalents at beginning of the year....      471,821       422,317       263,168
                                                        -----------   -----------   -----------
Cash and cash equivalents at end of the year..........  $   422,317   $   263,118   $   614,802
                                                        ===========   ===========   ===========

    (b) CARIFA LOAN

       The Company borrowed $32,000,000 in prior years, from the Caribbean Basin Project Financing Authority (Carifa).

       This loan was repaid in 1999 using the irrevocable deposits described in note 7.

16  STOCKHOLDERS' EQUITY

    The authorized capital stock of the Company consists of 55,000,000 shares of Class A common stock and 25,000,000 shares of Class B common stock.

    All of the Company's outstanding shares are duly authorized, validly issued and fully paid. Both classes of capital stock vote together as a single class, except on any matter that would adversely affect the rights of either class. The Class A common stock has one vote per share and the Class B stock has ten votes per share. The economic rights of each class of capital stock are identical.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

16  STOCKHOLDERS' EQUITY (CONTINUED)
    In the second quarter of 1998, the Company sold 5,700,000 Class A common shares in a public offering for $74.1 million, net of issuance costs of $6,346,545. The proceeds of this issuance were used to expand the Company's local service cellular and PCS networks and its international switching and circuit capacity. As well as paying short-term debt primarily incurred to fund equipment purchases.

    All share and per share data set forth in the financial statements reflect the reclassification of the Company's shares of common stock that were outstanding prior to TRICOM's initial 1998 public offering of American Depositary Shares into shares of Class B stock and give effect to an approximate 3.3132-for- one stock split at that time.

17  EXPENSE IN LIEU OF INCOME TAXES

    In accordance with the terms of the Concession Agreement signed with the Dominican Government, through 1995, TRICOM, S. A. had an exemption from income tax but had to pay instead a single tax of 18% of gross communication revenues collected from customers nationwide. This tax was based on the amounts collected monthly by the Company and was payable within the first ten (10) days of the month following collection.

    As result of a settlement between the Company and the Dominican tax authorities on February 20, 1996, the Concession Agreement with the Dominican government was modified to establish a fixed tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international settlement revenues. This tax will never be less than RD$18,000,000 ($1,125,500) annually.

    In addition, since July 1998, expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. For
    December 31, 1998 and 1999, the cost of this additional tax was $315,801 and $566,549, respectively, which is included as part of expense in lieu of income taxes in the accompanying consolidated statements of operations.

    For the year ended December 31, 1999 the Company paid RD$30,000,000 (equivalent to approximately $1,869,159) as an advance deposit against the fixed tax of 10%. This is included in the prepaid expenses in the accompanying consolidated balance sheets as of December 31, 1999.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

18  INCOME TAX

    The Company is subject to income taxes in the United States. The components of income tax (expense) benefit are as follows:

                                                 1997       1998       1999
                                               --------   --------   ---------
Current tax provision........................  $     --         --    (108,000)
Deferred tax.................................        --    351,691     (33,660)
                                               --------   --------   ---------
                                               $     --   $351,691   $(141,660)
                                               ========   ========   =========

    The components of deferred income taxes in the United States are summarized as follows:

                                                            1998       1999
                                                          --------   --------
Deferred revenue........................................  $483,011   $737,410
Net operating loss carry forward........................   209,001     45,856
Alternative minimum tax.................................        --    100,825
Other...................................................    43,361     65,099
                                                          --------   --------
                                                           735,373    949,190

Deferred tax liabilities--property and equipment........   383,682    631,159
                                                          --------   --------
Net deferred tax asset..................................  $351,691   $318,031
                                                          ========   ========

    The Company has not recorded a valuation allowance for the deferred tax assets because it believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets.

    In the case of the other subsidiaries, according to the tax legislation of the Republic of Panama, the Company's is exempt from income taxes as long as it only operates outside the Republic of Panama.

19  PENSION BENEFITS

    Substantially all of the employees of the Company are included in a defined benefit plan that was established by Grupo Financiero. The benefits are based upon years of service and the employee's compensation during the last years before retirement, which is administered by the Plan de Pensiones y Jubilaciones del Grupo Financiero Nacional, S. A.

    The Company makes annual contributions to the Plan based on contribution levels determined by independent actuaries. The Company's pension expense was approximately $311,000, $433,000 and $587,000, for the years ended December 31, 1997, 1998 and 1999, respectively, and is included as part of general and administrative expenses in the accompanying consolidated statements of operations.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

19  PENSION BENEFITS (CONTINUED)
    The following summarizes pension obligation information and estimated plan asset information for the Company.

                                                      NOVEMBER 30,   NOVEMBER 30,
                                                          1998           1999
                                                      ------------   ------------
CHANGES IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.............   $1,245,601     $2,234,367
Change in exchange rate.............................     (100,541)       (61,253)
                                                       ----------     ----------
Benefit obligation at beginning of year, as
  adjusted..........................................    1,145,060      2,173,114
Service cost........................................      749,263        940,622
Interest cost.......................................      113,659        186,824
Actuarial gain......................................      103,056        271,744
Benefits paid.......................................      (76,378)       (88,392)
Adjustments.........................................      199,707         72,260
                                                       ----------     ----------

Benefit obligation at end of year...................    2,234,367      3,556,172
                                                       ----------     ----------

CHANGES IN PLAN ASSETS
Fair value of plan assets at beginning (a)..........    1,550,766      2,513,478
Change in exchange rate.............................     (125,174)       (68,906)
                                                       ----------     ----------
Fair value of plan assets at beginning of year,
  adjusted..........................................    1,425,592      2,444,572
Actual return on plan assets........................      375,674        419,038
Employer contribution...............................      405,871        586,887
Plan participants' contributions....................      324,697        359,072
Benefits paid.......................................      (76,378)       (88,392)
Expenses and other adjustments......................       58,022        (65,001)
                                                       ----------     ----------
Fair value of plan assets at end of year (a)........    2,513,478      3,656,176
                                                       ----------     ----------
FUNDED STATUS OF THE PLAN...........................   $  279,111     $  100,004
                                                       ==========     ==========

RATE ASSUMPTIONS:
Discount rates......................................        6.00%          6.00%
Rate of return on plan assets.......................       11.00%         14.39%
                                                       ==========     ==========

    (a) Corresponds to an estimate of the assets allocable to the Company. This estimate was made by the actuary based on the ratio of total obligations of TRICOM to the total obligation of Grupo Financiero applied to the total plan assets. However, there is no segregation of assets applicable to the employees of the Company.

20  COMMITMENTS AND CONTINGENCIES

    In 1995, TRICOM entered into a lease agreement of premises with a related company. The total amount paid for this lease in 1997, 1998 and 1999 was $68,216, $72,582 and $108,578, respectively. As part of this agreement, the Company paid a deposit of $86,580, which is included in other assets in the accompanying consolidated balance sheets.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

20  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    TRICOM maintains contracts with foreign entities for the traffic of overseas calls. Such contracts require each entity to obtain the necessary facilities to establish, maintain and operate its respective terminals. The costs involved for each contract are established through different rates, agreed by the parties, that are computed based on the amount of traffic each month. For the years ended December 31, 1997, 1998 and 1999 this cost was $4,642,466, $4,273,617 and $3,706,683 respectively, and is included in the cost of satellite connections in the accompanying consolidated statements of operations.

    On May 8, 1997, the Federal Communication Commission ("FCC") issued an order to implement the provisions of the Telecommunications Act of 1996 relating to the preservation and advancement of universal telephone service ("the Universal Service Fund"). The Universal Service Order requires all telecommunications carriers providing interstate telecommunications services to contribute to universal service by contribution to a fund (the "Universal Service Fund"). Universal Service Fund contributions were assessed based upon intrastate, interstate and international end-user gross telecommunications revenue effective January 1, 1999 through December 31, 1999.

    The Company contributed $141,141 to the "Universal Service Fund" on end-user telecommunications revenue of $4,756,792 for the year ending December 31, 1999.

    OTHER LEASE OBLIGATIONS

    The Company maintains capital and operating leases for telecommunication equipment. The operating leases are renewable at the end of the lease period which is usually one year. The capital leases are for five-year periods with purchase options at maturity.

    Also, the Company has leased buildings for several of its telecommunication centers, commercial offices and warehouse. These contracts are mostly short term and renewable at maturity. Expenses for these contract operations in 1997, 1998 and 1999 were approximately $443,000, $405,000 and $476,000, respectively, and are included in general and administrative expenses in the consolidated statements of operations.

    LEGAL PROCEEDINGS

    In 1998, the Company reported to local police authorities an excessive irregular traffic of calls from a specific telephone number, detected by monitoring systems of the Company, which was causing a distortion in the direction of the traffic, assigned to a person. In 1999, a Dominican Company and another person, both different from the person who had the mentioned telephone number assigned, sued the Company for alleged loss and damages of up to approximately $12,000,000. Management, after consulting with legal counsel, believes that this matter will not have a material adverse effect on the results of operations and financial position of the Company.

    The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

20  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    OTHERS

    During 1999, Dominican tax authorities reviewed the statements of tax withholdings done by the Company corresponding to the year 1998. At December 31, 1999, the Company has not been informed of the result of this audit. Management believes that no material adjustments will arise.

    SEVERANCE INDEMNITIES

    Companies based in the Dominican Republic maintain reserves under the provisions of U.S. Statement of Financial Accounting Standards ("SFAS") 112 to cover the ultimate payment of severance indemnities. Severance expense amounted to $329,153, $257,690 and $328,807 in the years ended December 31, 1997, 1998 and 1999.

21  BUSINESS AND CREDIT CONCENTRATION

    Most of the company's customers are located in the Dominican Republic. As of December 31, 1999 no single customer account receivable exceeded $50,000.

    In the normal course of business, the Company maintains accounts receivable from carriers. Although the Company's exposure to credit risk associated with non-payment by these carriers is affected by conditions or occurrences within the industry, most of these receivables are extended to large, well-established companies. The Company does not believe that this concentration of credit represents a material risk of loss with respect to its financial position.

22  LEGAL RESERVE

    Article 58 of the Code of Commerce of the Dominican Republic requires all companies to segregate at least 5% of its net earnings as a legal reserve until such reserve reaches 10% of paid-in capital. This reserve is not available for dividend distribution, except in case of dissolution of the corporation.

23  EXTRAORDINARY ITEM

    During 1997, as a result of the early extinguishment of its bank credit facility, the Company charged off existing deferred debt issuance costs related to that debt amounting to $5,452,995. This is included as an extraordinary item in the accompanying consolidated statement of operations for the year ended December 31, 1997.

24  STOCK OPTION PLAN

    On May 4, 1998 the Company initiated the Long-Term Incentive Plan, in which certain employees could be granted options to purchase shares of the Company's common stock. The Plan is administered by the Board of Directors of the Company, and has the authority to determine which employees will participate in the Plan.

    The Plan authorizes grants of options to purchase up to 750,000 shares of authorized, but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become exercisable in part beginning three years after the date of grant.

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

24  STOCK OPTION PLAN (CONTINUED)
    At December 31, 1999, there were 436,580 additional shares available for grant under the Plan. The per share weighted-average fair value of stock was $4.62 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1999--expected volatility of 73.22%, risk-free interest rate of 6.33%, no expected dividends and an expected life of 3.59 years.

    The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below.

                                                        1998          1999
                                                     -----------   -----------
Net earnings--as reported..........................  $17,905,589   $22,034,525
Net earnings--pro forma............................   17,647,972    21,648,100
                                                     ===========   ===========

Net earnings per share:
  As reported:
    Basic..........................................         0.78          0.89
    Diluted........................................         0.78          0.89
                                                     ===========   ===========
  Pro-forma:
    Basic..........................................         0.77          0.87
    Diluted........................................         0.77          0.87
                                                     ===========   ===========

    The Company had no outstanding options in 1997.

    During 1998, the Company granted options to purchase 313,420 shares of common stock. No options were granted in 1999.

                                        WEIGHTED
                                        AVERAGE      WEIGHTED
                                       REMAINING     AVERAGE
      EXERCISE            NUMBER      CONTRACTUAL    EXERCISE     NUMBER
        PRICE           OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE
---------------------   -----------   ------------   --------   -----------
       $ 8.06(a)          251,420          3.42       $ 8.06(a)       --
        13.00              58,000          3.42        13.00          --
         6.63               4,000          3.92         6.63          --
       ======             -------       -------       ------      ------
                          313,420          3.43       $ 8.96          --
                          =======       =======       ======      ======

    (a) Reflects 1999 reduction in exercise price from $13.00 to $8.06.

    No options have been exercised or forfeited during 1998 and 1999.

    In addition, on October 1999 the Company entered into an agreement with a third party to provide investor relations services for a period of two years. The Company granted warrants to purchase 300,000 Class A common shares of the Company at an exercise price of $8.875 each share. Warrants

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

24  STOCK OPTION PLAN (CONTINUED)
    for 150,000 shares vested immediately and warrants for the remaining 150,000 vest through April 28, 2001.

    The Company is recognizing an expense for the fair value of these options using the Black Scholes option pricing model as follows:

       - Warrants for 150,000 shares that are vested--fair value at date of grant amortized over two-year period of the contract.

       - Warrants for 150,000 shares that are not vested at December 31, 1999 fair market value at December 31, 1999. Amortized over two-year period of contract.

    For the period ended December 31, 1999, the Company recognized $273,000 as expense for this contract which is included as part of general and administrative expense in the accompanying consolidated statement of operations.

25  QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following tables contain selected unaudited consolidated quarterly financial data for the Company:

                                                                   1998
                                      ---------------------------------------------------------------
                                      FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                      -------------   --------------   -------------   --------------
Total operating revenue.............   $27,015,684      $30,696,227     $32,635,906     $35,153,575
Operating costs, including
  depreciation charges of
  $3,001,163, $3,544,401, $4,000,956
  and $4,075,631 for each quarter,
  respectively......................    20,874,384       23,157,223      24,954,902      27,037,262
                                       -----------      -----------     -----------     -----------
Operating income....................     6,141,300        7,539,004       7,681,004       8,116,313
Other income (expenses).............    (3,730,608)      (3,031,937)     (2,436,644)     (2,724,534)
                                       -----------      -----------     -----------     -----------
Earnings before income taxes........     2,410,692        4,507,067       5,244,360       5,391,779
Income taxes-benefit................            --               --              --         351,691
                                       -----------      -----------     -----------     -----------
Net earnings........................   $ 2,410,692      $ 4,507,067     $ 5,244,360     $ 5,743,470
                                       ===========      ===========     ===========     ===========
Earnings per share..................   $      0.13      $      0.21     $      0.22     $      0.23
                                       ===========      ===========     ===========     ===========
Number of common shares used in
  calculation.......................    19,144,544       21,044,544      22,311,211      22,944,544
                                       ===========      ===========     ===========     ===========

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

25  QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                                                          1999
                                             ---------------------------------------------------------------
                                             FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                             -------------   --------------   -------------   --------------
 Total operating revenue...................   34,823,199       40,901,880      44,968,825       50,125,037
 Operating costs, including depreciation
 charges of $4,494,884; $5,141,925;
 $5,158,482 and $6,042,189 for each
 quarter, respectively.....................   26,495,328       32,149,080      32,719,085       37,993,368
                                              ----------       ----------      ----------       ----------
 Operating income..........................    8,327,871        8,752,800      12,249,740       12,131,669
 Other income (expenses)...................   (3,745,609)      (3,547,369)     (6,534,080)      (5,339,126)
                                              ----------       ----------      ----------       ----------
 Earnings before income taxes and
 cumulative effect of accounting change....    4,582,262        5,205,431       5,715,660        6,792,543
 Income taxes benefit (expense)............       56,203               --              --         (197,863)
                                              ----------       ----------      ----------       ----------
 Earnings before cumulative effect of
 accounting change.........................    4,638,465        5,205,431       5,715,660        6,594,680
 Cumulative effect of change in accounting
 for organization expenses.................           --               --              --         (119,711)
                                              ----------       ----------      ----------       ----------
 Net earnings..............................    4,638,465        5,205,431       5,715,660        6,474,969
                                              ==========       ==========      ==========       ==========
 Earnings per share........................         0.19             0.21            0.23             0.26
                                              ==========       ==========      ==========       ==========
 Number of common shares used in
 calculation...............................   24,844,544       24,844,544      24,844,544       24,844,544
                                              ==========       ==========      ==========       ==========

26  SEGMENT INFORMATION

    As required by SFAS No. 131 "Disclosures about Segment of an Enterprise and Related Information" the consolidated financial statements of the Company includes the following information:

    GEOGRAPHIC

                                                                              1997
                                                   ----------------------------------------------------------
                                                                    DOMINICAN
                                                   UNITED STATES     REPUBLIC     ELIMINATIONS   CONSOLIDATED
                                                   -------------   ------------   ------------   ------------
 International settlement revenues...............   $12,343,203    $ 35,276,735   $(8,187,553)   $ 39,432,385
 Others..........................................            --      50,669,621            --      50,669,621
                                                    -----------    ------------   ------------   ------------
   Total operating revenues......................    12,343,203      85,946,356    (8,187,553)     90,102,006
                                                    -----------    ------------   ------------   ------------
   Operating costs...............................    12,421,915      70,008,104    (8,187,553)     74,242,466
                                                    -----------    ------------   ------------   ------------
 Operating income (loss).........................       (78,712)     15,938,252            --      15,859,540
                                                    ===========    ============   ============   ============
 Identifiable assets.............................   $ 3,827,575    $317,636,651   $  (320,689)   $321,143,537
                                                    ===========    ============   ============   ============

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

26  SEGMENT INFORMATION (CONTINUED)

                                                                              1998
                                                   ----------------------------------------------------------
                                                                    DOMINICAN
                                                   UNITED STATES     REPUBLIC     ELIMINATIONS   CONSOLIDATED
                                                   -------------   ------------   ------------   ------------
 International settlement revenues...............   $24,208,283    $ 44,812,490   (18,688,685)   $ 50,332,088
 Others..........................................     2,857,215      72,312,089            --      75,169,304
                                                    -----------    ------------   ------------   ------------
   Total operating revenues......................    27,065,498     117,124,579   (18,688,685)    125,501,392
                                                    -----------    ------------   ------------   ------------
   Operating costs...............................    27,818,364      86,894,092   (18,688,685)     96,023,771
                                                    -----------    ------------   ------------   ------------
 Operating income................................   $  (752,866)   $ 30,230,487            --    $ 29,477,621
                                                    ===========    ============   ============   ============
 Identifiable assets.............................   $ 8,603,748    $436,763,531      (552,676)   $444,814,603
                                                    ===========    ============   ============   ============

                                                                              1999
                                                   ----------------------------------------------------------
                                                                    DOMINICAN
                                                   UNITED STATES     REPUBLIC     ELIMINATIONS   CONSOLIDATED
                                                   -------------   ------------   ------------   ------------
 International settlement revenues...............   $35,510,406    $ 46,338,275   (21,256,547)   $ 60,592,134
 Others..........................................       490,836     109,735,971            --     110,226,807
                                                    -----------    ------------   ------------   ------------
   Total operating revenues......................    36,001,242     156,074,246   (21,256,547)    170,818,941
                                                    -----------    ------------   ------------   ------------
   Operating costs...............................    35,007,605     115,605,803   (21,256,547)    129,356,861
                                                    -----------    ------------   ------------   ------------
 Operating income................................   $   993,637    $ 40,468,443            --    $ 41,462,080
                                                    ===========    ============   ============   ============
 Identifiable assets.............................   $25,525,617    $514,417,693    (8,464,849)   $531,478,461
                                                    ===========    ============   ============   ============

    PRODUCTS AND SERVICES

                                                                           1998
                                   -------------------------------------------------------------------------------------
                                    WIRELINE      CELLULAR     INTERNATIONAL     OTHERS      ELIMINATIONS   CONSOLIDATED
                                   -----------   -----------   -------------   -----------   ------------   ------------
 Revenues........................  $35,658,595   $26,604,945    $69,020,773    $12,905,764   (18,688,685)   $125,501,392
                                   ===========   ===========    ===========    ===========   ============   ============
 Operating income................   12,594,564    11,697,166     12,790,330     11,084,246   (18,688,685)     29,477,621
                                   ===========   ===========    ===========    ===========   ============   ============
 Identifiable assets.............   88,372,739    66,747,297     22,510,041    267,737,202      (552,676)    444,814,603
                                   ===========   ===========    ===========    ===========   ============   ============
 Depreciation expense............    7,924,465     3,222,774      1,509,691      1,965,230            --      14,622,160
                                   ===========   ===========    ===========    ===========   ============   ============
 Capital expenditures............  $69,663,693   $31,777,625    $ 6,980,783    $33,678,911            --    $142,101,012
                                   ===========   ===========    ===========    ===========   ============   ============

                                                                           1999
                                   -------------------------------------------------------------------------------------
                                    WIRELINE      CELLULAR     INTERNATIONAL     OTHERS      ELIMINATIONS   CONSOLIDATED
                                   -----------   -----------   -------------   -----------   ------------   ------------
 Revenues........................  $62,572,264   $35,346,554    $81,848,681    $12,307,989   (21,256,547)   $170,818,941
                                   ===========   ===========    ===========    ===========   ============   ============
 Operating income................   26,958,139    13,167,776     12,781,596      9,811,116   (21,256,547)     41,462,080
                                   ===========   ===========    ===========    ===========   ============   ============
 Identifiable assets.............  177,806,707   110,876,334     25,590,381    225,669,888    (8,464,849)    531,478,461
                                   ===========   ===========    ===========    ===========   ============   ============
 Depreciation expense............   11,080,231     5,605,645      2,928,174      1,223,430            --      20,837,480
                                   ===========   ===========    ===========    ===========   ============   ============
 Capital expenditures............  $79,065,923   $42,573,958    $ 7,602,493    $16,183,849            --    $145,426,223
                                   ===========   ===========    ===========    ===========   ============   ============

                         TRICOM, S.A. AND SUBSIDIARIES

                           DECEMBER 31, 1998 AND 1999

27  SUBSEQUENT EVENT (UNAUDITED)

    At January 19, 2000 the Company obtained an approval of credit guarantees aggregating $46.6 million from the Export-Import Bank of the United States. The credits guarantees will be disbursed by the International Bank of Miami,
    N. A., to fund purchases of communications equipment and materials from Motorola, Inc. and other U.S. suppliers. The credits will be available for disbursement during twelve months, will initially bear floating interest rates later to be converted to fixed interest rates and will feature five-year principal repayment schedules.

28  LIQUIDITY

    As of December 31, 1999, the Company's current liabilities exceed its current assets by $83.7 million. This reflects the Company's short-term borrowings in the Dominican Republic with related companies and local banks. Dominican banks lend on a short-term basis, in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. Additionally, the Company is involved in negotiations to obtain term financing of up to 5 years for an approximate amount of $46,600,000. It is the Company's belief that the existence of a negative working capital does not affect adversely the continuity of its business.

29  NEW ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). As amended, the statement becomes effective for fiscal years beginning after June 15, 2000 and will not be applied retroactively. The statement establishes accounting and reporting standards for derivative instruments and hedging activity. At December 31, 1999, the Company had no derivatives and, therefore, does not believe that this Statement will have any effect on its financial position or results of operations.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TRICOM, S.A.


Dated: April 28, 2000                      By: /s/ CARL H. CARLSON
                                               ---------------------------------
                                               Carl H. Carlson,
                                               Executive Vice President and
                                               Member of the Office of the
                                               President