Form 20-F
period 2000-12-31
TRICOM SA
filed 2001-05-10
CIK 1052124

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                   FORM 20-F

      |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

      |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR
                  ENDED:

                               DECEMBER 31, 2000

      |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                            Commission file number:

                                     [LOGO]

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

 At December 31, 2000, there were 9,700,000 shares of Class A Common Stock and
           19,144,538 shares of Class B Stock issued and outstanding.

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

             Item 17 |_|                          Item 18 |X|

                               TABLE OF CONTENTS

                                                                            Page

GENERAL INTRODUCTION...........................................................1
                                    PART I   2
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS*...............2
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE*.............................2
ITEM 3.   KEY INFORMATION......................................................2
ITEM 4.   INFORMATION ON THE COMPANY..........................................13
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................36
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................45
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................49
ITEM 8.   FINANCIAL INFORMATION...............................................53
ITEM 9.   THE OFFER AND LISTING...............................................54
ITEM 10.  ADDITIONAL INFORMATION..............................................56
ITEM 11.  QUANTATATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........62
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES*.............62

                                   PART II  63

ITEM 13.  DEFAULTS, DIVIDED ARREARAGES AND DELINQUENCIES......................63
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS*................................................63
ITEM 15.  [RESERVED]..........................................................63
ITEM 16.  [RESERVED]..........................................................63

                                  PART III  63

ITEM 17.  FINANCIAL STATEMENTS**..............................................63
ITEM 18.  FINANCIAL STATEMENTS................................................63
ITEM 19.  EXHIBITS............................................................63

-------------
 * Omitted because the Item is not applicable or the answer is negative. ** The Company has completed Item 18 in lieu of this Item.

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

Presentation of Certain Financial Information

      The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997. See "Item 5. Operating and Financial Review and Prospects" and Note 2 of Notes to the audited consolidated financial statements of the Company at December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 (the "Consolidated Financial Statements"). Unless otherwise stated, Dominican peso amounts that appear in this Annual Report have been translated into United States dollars. As of December 31, 1999 and 2000, the rates used by the Company to translate Dominican peso denominated accounts at the year-end were RD$16.05 and RD$16.69 respectively.

      In this Annual Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Annual Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on December 31, 2000 was RD$16.65 = US$1.00, the date of the most recent financial information included in this Annual Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On April 27, 2001, the Private Market Rate was RD$16.86 = US$1.00.

Forward-Looking Statements

      The statements contained in this Annual Report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; reliance on resellers; our inability to minimize credit risks; customer churn; rapid technological change; rejection of our concession agreement in the Dominican Republic; cellular fraud; our ability to implement our business plan on schedule, including our Central American strategy; social, political and economic conditions in our existing and target markets; our significant capital expenditure and working capital requirements and our need to finance such expenditures; the effect of our indebtedness on our ability to fund expansion and remain competitive and of restrictions contained in such indebtedness; concerns about health risks associated with wireless equipment; our inability to manage effectively our rapid expansion; our inability to obtain licenses or concessions in markets outside the Dominican Republic; the continued growth of the Dominican and Central American economies, demand for telecommunication services in the Dominican Republic and Central America and moderation of inflation; and the continuation of a favorable political, economic and regulatory environment in each of the Dominican Republic and Central America.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

      The following table provides selected financial and operating data of TRICOM for the periods indicated. We have derived the selected financial data from our consolidated financial statements, which have been audited by KPMG, independent auditors. You should read the information in the following tables in conjunction with "Operating and Financial Review and Prospects" and the consolidated financials included in this Annual Report.

                                                                                Year ended December 31,
                                                            1996           1997            1998          1999            2000
                                                                                  (in thousands)(1)
Statements of Operations Data:

  Operating revenues:
  Toll                                                $    13,108         15,511          17,645        23,118          28,666
  International                                            42,069         39,432          50,332        60,592          84,187
  Local service                                             1,770          6,412          12,942        33,859          54,771
  Cellular and PCS                                         11,011         13,073          20,364        26,474          35,796
  Paging                                                    5,170          5,079           4,528         2,696           1,704
  Sale of equipment                                         3,969          5,502           4,115         7,690           5,263
  Installation and activation fees                          1,943          5,071          12,937        15,502          13,749
  Other                                                        24             21           2,640           889             162

  Total operating revenues                                 79,064         90,102         125,501       170,819         224,298

  Operating costs:
  Satellite connections and carrier                        30,172         31,271          32,309        43,688          68,608
  Network depreciation                                      5,797          7,433          11,382        15,983          29,342
  Expense in lieu of income taxes(2)                        5,348          6,248           9,562        12,764          10,174
  General and administrative expenses                      22,185         25,631          39,379        51,501          70,691
  Other                                                     1,021          3,659           3,391         5,421           4,462

  Total operating costs                                    64,523         74,242          96,024       129,357         183,276

  Operating income                                         14,540         15,860          29,478        41,462          41,022

  Other income (expenses):
  Interest expense, net                                  (10,699)       (12,047)        (12,873)      (20,041)        (30,736)
  Foreign currency exchange gain (loss)                        23          (706)             104         (203)           (303)
  Gain on sale of land                                          -              -               -           898               -
  Gain on sale of equipment                                     -              -               -             -              30
  Other, net                                                  233           (83)             845           179           (197)
  Other expenses, net                                    (10,443)       (12,836)        (11,924)      (19,166)        (31,206)

  Earnings before income taxes, extraordinary
  item and cumulative effect of accounting change           4,098          3,023          17,554        22,296           9,816
  Income taxes                                                  -              -             352         (142)           (588)
  Extraordinary item                                            -        (5,453)(3)            -             -               -
  Cumulative effect of accounting change:                       -              -               -             -               -

  Organization costs                                            -              -               -         (120)               -
  Installations and activations revenues                        -              -               -             -        (16,453)(4)
  Net earnings (loss)                                 $     4,098        (2,430)          17,906        22,035         (7,226)

  Basic earnings per common share:
  Earnings before extraordinary item and
  cumulative effect of accounting change              $      0.41           0.17            0.78          0.89            0.33
  Extraordinary item                                            -         (0.31)(3)            -             -               -
  Cumulative effect of accounting change                       -              -                -             -          (0.59)(4)
  Net earnings (loss)                                 $      0.41         (0.14)            0.78          0.89          (0.26)

  Average number of common shares outstanding               9,880         17,600          22,945        24,845          27,724

  Balance Sheet Data:
  Cash and cash equivalents                           $     4,292          5,733          15,377        13,460          18,200
  Working capital (deficit)                              (43,586)          4,846        (19,600)      (83,659)       (125,299)
  Property, plant and equipment, net                      119,334        202,978         330,456       455,045         586,224
  Total assets                                            163,480        321,144         444,815       531,478         682,440
  Long-term debt and capital leases (excluding
  current portion)                                         60,000        232,000         200,000       240,413(5)      276,744(5)
  Total indebtedness                                      128,677        242,755         279,257       336,468         398,809
  Shareholders' equity                                     24,523         42,093         127,561       149,869         210,796

  Other Financial Data:
  Capital expenditures                                $    32,104         92,668         142,101       145,426(5)      168,913(5)
  Net cash provided (used) by operating activities        (2,908)         39,095          26,912        31,526          42,339
  Net cash used in investing activities                  (32,440)      (168,636)       (121,171)      (64,360)       (149,395)
  Net cash provided by financing activities                35,419        132,059         104,065        30,966         111,796
  EBITDA(6)                                                26,407         31,497          53,662        75,063          87,681
  Ratio of EBITDA to net interest expense                    2.5x           2.6x            4.2x          3.7x            2.9x
  Ratio of total indebtedness to EBITDA                      4.9x           7.8x            5.2x          4.5x            4.5x

  Other Operating Data:
  International minutes (in thousands)                    126,484        157,411         231,075       360,532         597,204
  Local access lines in service (at period end)            17,071         43,195          80,616       118,926         148,312
  Mobile subscribers (at period end)                       16,136         41,107         108,532       176,080         284,991

-----------

(1)   Except per share, ratios and other operating data.

(2) Since 1996, we have made payments in lieu of income tax to the Dominican government, in accordance with the terms of our concession agreement. These payments represent 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax, implemented in 1998, of 2% on international settlement revenues collected. This tax amounted to $0.3 million in 1998, $0.6 million in 1999 and $0.4 million in 2000.

(3)   Represents a write-off related to the refinancing of indebtedness.

(4) Effective January 1, 2000, we adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, concerning the recognition of revenue. This pronouncement provides that we recognize net revenues from installations and activations over the period in which we retain our clients, which based on our experience is approximately 35 months. Since we previously recognized these revenues when they were collected, this change in revenue recognition resulted in a one-time, non-cash charge to earnings in 2000 of $16,452,799. At December 31, 2000, deferred revenues for installations and activations aggregated $14,654,886, which will be recognized as follows: $9,010,741 in 2001; $4,793,662 in 2002; and
      $850,483 in 2003. See Note 12 of Notes to Consolidated Financial
      Statements.

(5) Includes capital lease obligations incurred during 1999 of $26.2 million and during 2000 of $17.7 million.

(6) EBITDA typically consists of earnings (loss) before interest and other income and expenses, income taxes and depreciation and amortization. As described in note 2 we make payments to the Dominican government in lieu of income taxes. As a result, we calculate EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles. For 1999 and 2000, we have also added back to EBITDA amortization of radio frequency rights of $198,333 and $320,186, respectively.

RISK FACTORS

RISKS RELATING TO OUR CAPITAL STRUCTURE

            Our substantial indebtedness could adversely affect our ability to fund expansion and our competitive position.

            We are highly leveraged. At December 31, 2000, we had outstanding approximately $398.8 million in aggregate principal amount of indebtedness, including capital leases, and total shareholders' equity of approximately $210.8 million.

            The degree to which we are leveraged could have important consequences to us, including the following:

            o a substantial portion of our cash flow must be used to pay interest on our indebtedness. Therefore, our cash flow available for use in our business will be reduced;

            o our high degree of leverage could increase our vulnerability to changes in general economic conditions;

            o our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired;

            o we are much more leveraged than our principal competitor, which may be a competitive disadvantage in our principal market; and

            o our failure to comply with covenants and restrictions contained our new notes' indenture could lead to a default which could cause that and other debt to become immediately payable.

            We may not be able to generate sufficient cash flow from operations to meet our debt service requirements, and we may be required to refinance our indebtedness, including our notes.

            Our ability to pay interest on our indebtedness and meet our debt service obligations will depend on our future performance, which in turn depends on successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond our control. If it becomes necessary to refinance our indebtedness, our ability to obtain such financing will depend on our financial condition at the time, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions. If such refinancing were not possible, we could be forced to dispose of assets at unfavorable prices. In addition, we could default on our debt obligations, including our obligation to make payments on our notes.

            We depend on short-term borrowings in the Dominican financial markets. These borrowings bear high interest rates and we cannot be certain that they will continue to be available.

            We fund a substantial portion of our capital expenditure and working capital requirements with short-term borrowings in the Dominican financial markets. These borrowings have maturities ranging up to 180 days and often are payable on demand. However, our current lenders may be unable or unwilling to lend to us in the future, and we cannot assure you that the short-term funding sources on which we have relied will continue to be available should we require them. Even if they are available, due to their short-term maturities, we may be required to repay them at times when replacement financing is not available on commercially attractive terms.

RISKS RELATED TO OUR OPERATIONS

            Our principal competitor in the Dominican Republic, Codetel, has substantially greater market share and resources.

            We compete primarily with Compania Dominicana de Telefonos C. por A., or Codetel, a wholly owned subsidiary of Verizon Communications Inc. Codetel has an established market presence, networks and resources substantially greater than ours. More than 75% of the Dominican Republic's local access line customers are customers of Codetel. The growth of our market share depends upon our ability to obtain customers in areas that currently are not served, or are underserved, by Codetel and to convince Codetel customers to either add, or switch to, the telephony services we offer. If Codetel implements significant price reductions for particular services we may be forced to reduce our rates in response in order to remain competitive. In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period. Any such efforts by Codetel could have a material adverse effect on our ability to increase or maintain our market share and on our results of operations.

            New entrants in the Dominican markets could increase competition for our services.

            The Dominican government has granted telecommunications concessions to a number of companies in the last several years. In 1999, France Telecom acquired a company which has a concession to provide telecommunication services. France Telecom has used the concession to roll out GSM based wireless services. In January 2000, Centennial Cellular Corp. acquired 70% of All America Cables and Radio, Inc. an integrated telecommunications provider. Centennial is attempting to expand All America's share of the Dominican market for cellular and PCS services. In the international long distance market, investment by U.S. telecommunications companies in Dominican markets could limit the number of U.S. carriers that would send a significant number of minutes to us or otherwise adversely affect our ability to generate international settlement revenues. As a result of these and other potential new entrants, we expect to face more competition in the Dominican telecommunications market in the future, which could have a material adverse effect on our ability to increase or even maintain our market share.

            Settlement rates for international traffic from the United States and Puerto Rico could continue to decline.

            Revenues from incoming international long distance calls represented approximately 40% of our operating revenues in 1998, 36% in 1999 and 38% in 2000. Approximately 98% of these revenues were attributable to calls originating in the United States and Puerto Rico. Settlement rates for traffic between the United States and the Dominican Republic have declined from $0.41 per minute during 1996 to $0.10 per minute during 2000. We believe that competitive and regulatory pressures could continue to push settlement rates lower. Future decreases in settlement rates, without a corresponding increase in our international long distance traffic from the United States, would reduce our international settlement revenues, adversely affect the profit margins that we realize on these revenues and have a material adverse effect on our business, financial condition and results of operations.

            Because we are receiving an increasing portion of our international minutes from U.S.-based resellers, we may experience substantial fluctuation in our international revenues.

            Since TRICOM USA's inception in 1997, we have derived an increasing proportion of international revenues from U.S.-based resellers, which are companies that typically buy long distance minutes in bulk and resell the minutes to other companies or individual end users. During 2000, resellers originated 45% of our international long distance minutes from the United States to the Dominican Republic. While we enter into agreements with resellers, they are not required to provide us with any specified amount of traffic. The volume of minutes we receive from these resellers is highly volatile and this volatility could adversely affect our business, financial condition and results of operations.

            Efforts to minimize credit risks may adversely affect our efforts to expand our customer base.

            During 1996, we terminated service for a significant number of mobile subscribers due to credit considerations, which adversely affected our results of operations. Since that time, we have instituted measures to minimize consumer credit risks. However, there can be no assurance that our efforts to minimize consumer credit risks will continue to be successful as we expand and offer our services across many different social and economic markets, including our expansion in Central America. Moreover, efforts to minimize credit risks may limit the number of our new subscribers.

            Our net growth in subscribers may be reduced by customer disconnections or churn.

            Our results of operations in the past have been, and in the future may be, affected by subscriber disconnections. In order to realize net growth in subscribers, disconnected subscribers must be replaced and additional subscribers must be added. The sales and marketing costs associated with attracting new subscribers are substantial, relative to the costs of providing service to existing subscribers. Our average monthly disconnection rate, or "churn rate," during 2000 was 3.1% for cellular and PCS subscribers and 2.3% for local access line subscribers. If we are not able to maintain our credit policies, or not otherwise able to limit churn, we will not experience net growth in subscribers which could adversely affect our financial condition and results of operations.

            The telecommunications industry is subject to rapid technological changes and we may not have sufficient resources to keep pace with changes.

            The telecommunications industry has been, and is expected to continue to be, characterized by rapid technological change and evolving industry standards. In order to remain competitive, we continually must anticipate, respond to and utilize new technologies. While we believe that, for the foreseeable future, our installed hardware and open standards network architecture are sufficient to meet our strategic goals, we cannot predict the effect of technological changes on our business. Furthermore, we cannot assure you that we will have the resources to keep pace with changes in technology.

            Special tax provisions contained in our concession agreement are required to be approved by the Dominican Congress.

            We entered into our existing concession agreement with the Dominican government in 1996. It replaced an earlier concession agreement into which we entered in 1990. Under the 1996 agreement, we do not pay income tax imposed on other Dominican corporations. We have agreed to make payments to the Dominican government, in lieu of income tax, in an amount equal to 10% of our gross domestic revenues, after deducting local network access charges, plus 10% of our net international settlement revenues. Under the Dominican Constitution, provisions of agreements with the Dominican government that contain exemptions from income tax only become effective upon approval by the Dominican Congress. Neither our existing concession agreement, nor the concession agreements of Codetel, All America Cables and Radio and other competitors, has been submitted to the Dominican Congress for approval. We are not aware of any plans of the Dominican government to submit any concession agreements to the Dominican Congress for approval.

            If our concession agreement is presented to the Dominican Congress, it may not validate those provisions of the concession agreement relating to the payment of taxes. We cannot assure you that if our concession agreement is presented to, but not approved by, the Dominican Congress, other terms of our concession would not be adversely affected.

            If the provisions of our concession agreement relating to the payment of taxes are disapproved, we could be subject to a higher tax rate.

            Before entering into our existing concession agreement in 1996, Dominican tax authorities asserted that we were required to pay taxes equal to 18% of gross domestic revenues, as was provided in the concession agreement which we and the Dominican government entered into in 1990. If the provisions relating to the payment of taxes in the 1996 concession agreement were to be disapproved by the Dominican Congress, we believe that Dominican tax law would require the payment of a tax equal to 25% of our adjusted net income, but never less than 1.5% of gross revenues, payable in advance on a monthly basis, which is the current tax regime generally applicable to Dominican corporate taxpayers. We cannot assure you that the calculation of taxes on either basis would not result in our paying greater taxes than we would otherwise pay under the terms of our current concession agreement.

            Cellular and PCS fraud increases our expenses.

            The fraudulent use of cellular and PCS telecommunications networks imposes a significant cost upon cellular and PCS service providers who must bear the cost of services provided to fraudulent users. We suffer losses of revenue as a result of fraudulent use, and we also suffer cash costs due to our obligation to reimburse carriers for the cost of services provided to some fraudulent users.

            Although technology has been developed to combat the fraudulent use of telecommunications networks, this technology does not eliminate fraudulent use entirely. We must make significant expenditures periodically to acquire, upgrade and use anti-fraud technology. We have implemented fraud detection and prevention technology. We cannot assure you, however, that the anti-fraud technology that we have implemented thus far will continue to be effective in detecting and preventing fraud. If our anti-fraud technology becomes obsolete, we will once again have to make significant expenditures to acquire and use anti-fraud technology.

            Our network operations may be vulnerable to hacking, viruses and other disruptions.

            "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our services. Security breaches could have a material adverse effect on our business. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our user traffic may decrease.

RISKS RELATING TO OUR EXPANSION STRATEGY

            We may not be able to implement our business plan on schedule.

            We intend to significantly expand our presence in Dominican and other markets. We may experience delays as a result of any number of reasons, including capital shortfalls, the failure of contractors and suppliers to deliver services and products in a timely manner and our inability to meet our own installation schedules or to obtain required regulatory approvals, particularly in markets new to us that are outside of the Dominican Republic. There can be no assurance that we will be able to implement our business plan in a timely manner. If we are not able to expand in accordance with our plans, the growth of our business could be materially adversely affected.

            Wireless telecommunications services companies have a limited history in our targeted markets, acceptance of our services is uncertain, and we may not be able to successfully implement our business plan.

            Due, in part, to the limited history of wireless communications services in our existing and targeted markets, we face many uncertainties in our markets that may affect our ability to grow or implement our business plan. These uncertainties include:

            o     the size of the markets for wireless communications services;

            o     the penetration rates of these markets;

            o the ability of potential subscribers to pay subscription and other fees;

            o the extent and nature of the competitive environment in these markets; and

            o the immediate and long-term commercial viability of wireless communications service in these markets.

            As a result of these uncertainties, we may make significant investments in developing a network and promoting our digital mobile services in markets where we may not achieve significant market acceptance for our services. If this occurs we may be unable to recover our investment in these markets, which could harm our financial condition and results of operations.

            We cannot be certain that we will be able to finance our capital expenditure needs.

            We currently anticipate that our capital expenditures will be approximately $133 million in 2001. We believe that we will continue to expend substantial amounts in subsequent years. We believe our cash generated by operations and borrowings available to us will be sufficient to fund our expected capital expenditures through the end of 2001. In the event additional funds are required, we would be forced to obtain them through additional borrowings, including, if available, vendor financing, or through the public or private sale of debt or equity securities. Acquisitions or investments may require additional financing. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on terms acceptable to us or within limitations that are contained in our current or future financing arrangements. Our ability to access additional funds may be limited by:

            o the terms of our existing financing agreements, including restrictive covenants;

            o general market conditions in the U.S. and in our international markets that may adversely affect the availability or cost of capital;

            o volatility it the economies of Latin America and Asia, or in the local markets in which we operate, which may make lenders less likely to extend credit to our operating companies;

            o our high level of indebtedness, which may affect our attractiveness as a potential borrower; and

            o the market's perception of our performance in each of these markets.

            Failure to obtain additional financing could result in the delay or abandonment of some or all of our development and expansion plans and expenditures, which could have a material adverse effect on our business prospects.

            Social, political and economic conditions in Central American markets, into which we plan to expand, may cause volatility in our operations and adversely affect our business.

            We plan to expand into Central American telecommunications markets in which we have not operated previously and these markets will present numerous challenges to us. Poor social, political and economic conditions, matters over which we have no control, could inhibit our market entry and subsequent performance. Social and political conditions in parts of the Central American markets are volatile and may cause the nature and results of our operations to fluctuate. This volatility could make it difficult for us to sustain our operations in these markets, which could have an adverse effect on our business. Historically, volatility in parts of the Central American markets has been caused by:

            o significant governmental influence over many aspects of local economies;

            o     political and economic instability;

            o     unexpected changes in regulatory requirements;

            o     social unrest;

            o     slow or negative growth;

            o     imposition of trade barriers;

            o     wage and price controls; and

            o     natural disasters.

            We will make significant expenditures to implement our expansion strategy which, could result in negative cash flow and reduced earnings before they generate revenues.

            Expansion of our network and services in accordance with our strategy will require significant expenditures for operating expenses and other capital expenditures, a substantial portion of which will be incurred before the realization of revenues from expansion. These expenditures will result in negative cash flow and losses from new operations until we are able to establish a customer base large enough to generate revenues in excess of the costs incurred to expand our network and operations. Our future working capital requirements will depend upon a number of factors, including marketing expenses, staffing levels, customer growth and construction costs as well as other factors that are beyond our control. These factors will adversely affect our operating margins and earnings. For the next several years, we do not expect our operations to generate sufficient cash flows to fund both our operating and capital requirements.

            Our entry into new markets and businesses will adversely affect our profitability.

            Our entry into telecommunications markets in Central America will be subject to the risks, uncertainties and problems frequently encountered by businesses in early stages of operations, particularly in new and rapidly developing markets. We cannot assure you that our revenues from these operations will exceed operating expenses attributable to them and we expect that we will sustain losses and negative cash flow from these operations for at least the next several years. Losses from these businesses will adversely affect our profitability.

            Our expansion in Dominican and Central American markets may strain our management.

            Our expansion will continue to increase our operating complexity as well as the level of responsibility for both existing and new management personnel. Our ability to manage effectively our expansion will require us to continue to implement and improve our operational and financial systems and expand, train and manage our employee base. There can be no assurance that we will be able to expand or upgrade our systems in response to such demands. Our inability to manage effectively our expansion could have a material adverse effect on our business.

            Government regulations will determine how we operate in various countries, which could limit our growth and strategy plans.

            In each market that we are considering, one or more regulatory entities regulate the licensing, construction, acquisition, ownership and operation of our wireless communications systems. Adoption of new regulations, changes in the current telecommunications laws or regulations or changes in the manner in which they are interpreted or applied could adversely affect our operations. Because of the uncertainty as to the interpretation of regulations in some countries in which we may operate, we may not always be able to provide the services we have planned in each market. In some markets, we are unable, or have limitations on our ability, to offer some services, including interconnection to other telecommunications networks. Further, the regulatory schemes in the countries in which we operate may allow third parties, including our competitors, to challenge our actions. It is possible that, in the future, we may face additional regulatory prohibitions or limitations on our services. Inability to provide planned services could make it more difficult for us to compete in the affected markets. Although among the markets we are considering currently only Costa Rica imposes foreign ownership limitations upon telecommunications companies, there can be no assurance that limitations will not be imposed in other countries. These issues could affect our ability to operate in targeted markets, and therefore impact our growth and strategy plans.

            Our operating companies may face disadvantages when competing against government-owned or affiliated telecommunications companies, wireline monopoly operators and use multinational telecommunication companies.

            In some markets, we may not be able to compete effectively against an incumbent government-owned telecommunications company, or a formerly government-owned company in which the government may or may not retain a significant interest. We may be at a competitive disadvantage in these markets because government-owned or affiliated competitors may have:

            o     close ties with national regulatory authorities;

            o     control over connections to local telephone lines;

            o     larger customer base;

            o     better name recognition;

            o     larger spectrum positions;

            o     larger coverage areas then those of our operating companies;
                  or

            o the ability to subsidize competitive services with revenues generated from services they provide on a monopoly basis.

            To the extent government-owned wireline companies are privatized or join with an established foreign telecommunications partner, competition from these companies may increase due to infusions of capital and managerial and technical talent. These companies also may continue to enjoy the legacy of their pre-privatization privileges. We may encounter obstacles and setbacks if local governments adopt policies favoring these competitors or otherwise afford them preferential treatment.

            In some markets, we will compete against an incumbent monopoly wireline company in the provision of some services. In most of these markets, the monopoly wireline provider is also a wireless operator competing directly with the wireless operations of our operating companies. Often, the monopoly provider enjoys competitive advantages similar to the advantages described above that government-owned and affiliated providers may enjoy. As a result, we may be at a competitive disadvantage to monopoly providers, particularly as we seek to offer new telecommunications services. Specifically, this also may affect our ability to enter into interconnection agreements which would negatively impact the implementation of our Central American strategy.

            Further, significant price competition could negatively impact our operating results and our ability to attract and retain customers. In addition, we anticipate that our operating companies will face future market pressure to reduce the prices charged for their products and services over the next few years because of increased competition in our targeted markets.

            In some markets we compete against large multinational telecommunication companies. These companies have greater resources then we do, a stronger brand name and more extensive products. Also, some of these companies have made significant investments in wireless services in our markets. We may not be able to successfully implement our business plan if these large multinational competitors spend additional resources in our markets to attempt to block competition.

            Initially, our coverage will not be as extensive as those of other wireless service providers in our markets, which may limit our ability to attract and retain customers.

            Since our digital mobile networks will not initially offer nationwide coverage in the countries in which we are considering and our technology limits our potential roaming partners, we may not be able to compete effectively with cellular and personal communications services providers in our markets. Many of the cellular and personal communications services providers in our targeted markets have entered into roaming agreements with each other, which permit these providers to offer coverage to their subscribers in each other's markets. The iDEN technology that we will deploy is not compatible with other wireless technologies including digital cellular or personal communications services technologies or with other iDEN networks not operating in the 800 MHz spectrum. As a result, with the exception of GSM 900 MHz systems, we cannot enter into roaming agreements with the operators of these other networks. Although the i2000 digital handset is compatible with both iDEN 800 MHz and GSM 900 MHz systems, our customers will not be able to roam on other iDEN 800 MHz or GSM 900 MHz systems where we do not have a roaming agreement. As a result, we will not be able to provide coverage to our subscribers outside of our planned operating digital mobile markets until:

            o we build out additional digital mobile networks in areas outside our planned markets;

            o other operators deploy iDEN 800 MHz or GSM 900 MHz technology in markets outside of our planned coverage areas and we enter into roaming agreements with those operators; or

            o handsets that can be used on both iDEN 800 MHz and non-GSM 900 MHz wireless communications networks become available and we enter into roaming agreements with the operators of those networks.

            Our equipment is more expensive than that of some competitors, which may affect our ability to establish and maintain a significant subscriber base.

            We will market multi-function digital handsets. The higher cost of our equipment, as compared to analog handsets and some digital handsets that do not incorporate a comparable multi-function capability, may make it more difficult or less profitable for us to attract customers. This may reduce our growth opportunities or profitability.

            Challenges associated with our construction of digital mobile networks could adversely affect our growth plans.

            We may not be able to complete our currently planned construction successfully or in a timely manner. If we do not, our ability to establish a subscriber base, improve the transmission quality of our digital mobile services and expand our service area could be impaired. Our digital mobile network construction projects will be subject to numerous factors, any of which could require substantial changes to proposed plans or otherwise alter our currently anticipated time frames or budgets. These factors include:

            o securing the necessary radio spectrum licenses and adhering to regulatory requirements relating to the licenses;

            o locating suitable sites for communications sites or towers, obtaining any required zoning variances or other governmental or local regulatory approvals, and negotiating acceptable purchase, lease, joint venture or other agreements;

            o     negotiating favorable interconnection agreements;

            o delays that may be caused by frequency cross-interference with other radio spectrum users, including television stations; and

            o risks typically associated with any construction project, including possible shortages of equipment or skilled labor, engineering or environmental problems, work stoppages, weather interference and unanticipated cost increases.

            Challenges associated with selling and marketing our digital mobile services could affect our ability to establish or maintain a significant subscriber base.

            Once our digital mobile network operations are in place in a particular market, the development of a significant subscriber base depends on the success of our sales and marketing efforts and the receptiveness of the marketplace to our services. If the sales and marketing teams of our operating companies are not able to establish a large subscriber base in our new markets, our revenues will not grow as planned. We have limited experience in marketing iDEN services and with local conditions in our target markets that may require us to modify our sales and marketing efforts.

            Furthermore, in addition to increasing the size of our customer base, our sales and marketing efforts must focus on the quality of our customer base. In some cases, this burden is heavier than that faced by United States companies, for example, due to the lack of business infrastructure in emerging markets. For example, the lack of established credit bureaus in many of the countries in which we plan to conduct business makes it more difficult to ascertain the creditworthiness of potential customers. As a result, we, like other service providers in these markets, may experience higher bad debt expense as a percentage of revenues than U.S. companies.

            In most of our new markets, we will rely, in part, on the efforts of independent dealers and distributors to market our services. We may not be able to establish and maintain satisfactory relationships with enough independent dealers or distributors or this may not be a cost-effective way of acquiring subscribers.

            If we do not keep pace with rapid technological changes, we may not be able to attract and retain customers. Our digital mobile technology could become obsolete. We rely on digital technology that is not compatible with, and competes with, other forms of digital and non-digital voice communication technology. Competition among these differing technologies can:

            o segment the user markets, thereby reducing demand for specific technologies, including the iDEN digital technology that we use;

            o reduce the resources devoted by third-party suppliers, including Motorola, which supplies all of our current digital mobile technology, in developing in improving the technology for our networks; and

            o adversely affect the market acceptance of our service offerings.

            Since we rely principally on one supplier to implement our digital mobile networks, any failure of that supplier to perform could hurt our operations.

            Motorola is currently our sole source for the iDEN digital network equipment and handsets used throughout our markets. If Motorola fails to deliver necessary technology improvements and enhancements and system infrastructure equipment and handsets on a timely, cost-effective basis, we may not be able to service our existing subscribers or add new subscribers. We expect to rely principally on Motorola for the manufacture of a substantial portion of the equipment necessary to construct, enhance and maintain our digital mobile networks and for the manufacture of handsets for the next several years.

            Agreements with Motorola reduce our operational flexibility and may adversely affect our growth or operating results.

            We have entered into agreements with Motorola that impose limitations and conditions on our ability to use other technologies. These agreements may operate to delay or prevent us from employing new or different technologies that perform better or are available at a lower cost because of the additional economic costs and other impediments to change arising under the Motorola agreements.

            Concerns about health risks associated with wireless equipment may reduce the demand for our services.

            Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. The actual or perceived risk of mobile communications devices could adversely affect us through a reduction in subscribers, reduced network usage per subscriber or through reduced financing available to the mobile communications industry. Studies performed by wireless telephone equipment manufacturers have investigated these allegations and additional studies are ongoing.

RISKS RELATING TO OUR PRINCIPAL MARKET, THE DOMINICAN REPUBLIC

            We could be adversely affected by downturns in the Dominican economy.

            Most of our operations are conducted in, and most of our customers are located in, the Dominican Republic. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in the Dominican Republic. While the Dominican Republic's GDP has grown every year since 1991, there can be no assurance that such growth will continue in the future. Future developments in the Dominican economy could impair our ability to proceed with our business strategies, our financial condition or our results of operations. Our financial condition and results of operations also could be adversely affected by changes in economic or other policies of the Dominican government or other political or economic developments in or affecting the Dominican Republic, as well as regulatory changes or administrative practices of Dominican authorities, over which we have no control.

            Poverty and shortages of basic services in the Dominican Republic could affect us adversely.

            The Dominican Republic has widespread poverty. As recently as November 1997, the country experienced riots, partly as a result of price increases and shortages of water and electricity. There can be no assurance that similar incidents in the future will not have a material adverse effect on us. Several state-owned companies have been privatized, including the country's state-owned electric utility company, and there can be no assurance that the implementation of such privatizations will not cause social unrest.

            Although inflation in the Dominican Republic has been moderate since 1990, increases in the inflation rate would adversely affect our business and results.

            Inflation has moderated in the Dominican Republic since 1991, following an austerity program instituted by the Dominican government. According to the Central Bank, the annual rates of inflation were 3.9% for 1996, 8.4% for 1997, 7.8% for 1998, 5.1% for 1999 and 9.0% for 2000. However, the country has experienced high levels of inflation in the past, including an inflation rate of 79.9% for 1990. Any increase in the value of the U.S. dollar against the Dominican peso directly affects the Dominican Republic's inflation rate because the Dominican Republic relies heavily on imports from the United States of raw materials and consumer goods. High inflation levels could adversely affect the Dominican Republic's economy and our business, financial condition and results of operations or the value of the ADSs. There can be no assurance that inflation in the Dominican Republic will not change significantly from current levels.

            Local currencies used in the conduct of our business are subject to depreciation or volatility.

            The Dominican government's economic policies and any future changes in the value of the Dominican peso against the U.S. dollar could adversely affect the U.S. dollar value of the ADSs. For 1998, 1999 and 2000, we earned between 55% and 65% of our operating revenues in Dominican pesos and the remainder of our operating revenues in foreign currency, primarily in U.S. dollars. The percentage of operating revenues in Dominican pesos could increase if we successfully increase our share in Dominican local markets in accordance with our strategy. The Dominican peso has depreciated in value against the U.S. dollar in the past and may be subject to fluctuations in the future. We generally are required to surrender foreign currency revenues to the Central Bank at the official rate and acquire foreign currency at the private market rate in order to pay foreign currency-denominated obligations. As a result, we may lose the spread on foreign exchange transactions. In addition, we must pay a 5% commission to the Central Bank when we convert Dominican pesos into U.S. dollars. Most of our outstanding indebtedness is U.S. dollar-denominated and must be paid in U.S. dollars. The official rate as of April 27, 2001 was RD$16.66 per U.S. dollar.

            Vendors of telecommunications equipment all require that we pay for equipment in U.S. dollars. The devaluation of the Dominican peso could affect adversely our ability to purchase U.S. dollars in order to service our debt obligations and pay our equipment vendors. Our purchase of substantial amounts of U.S. currency in Dominican markets could adversely affect the value of the Dominican peso in relation to the U.S. dollar, thus making such purchases more costly for us.

ITEM 4. INFORMATION ON THE COMPANY

            Tricom, S.A. is incorporated in the Dominican Republic. Our operations are headquartered at Ave. Lope de Vega No. 95, Santo Domingo, Dominican Republic and our telephone number at the above address is 809-476-4000. Our website address is www.tricom.net. Our agent in the United States is CT Corporation System. This agent can be reached at 1633 Broadway, New York, NY 10019 and at telephone number (212) 664-1666.

BUSINESS OVERVIEW

Overview

            TRICOM is a leading integrated communications service provider in the Dominican Republic. Through the country's only 100% digital local access network, a wireless network covering approximately 85% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through TRICOM USA, we own switching facilities in New York and Puerto Rico, providing us with end-to-end connectivity, and are one of the few Latin American long distance carriers that has a United States licensed subsidiary.

Market Opportunities

            We believe that the Dominican and Central American telecommunications markets represent attractive opportunities and that the following factors will drive growth in these markets:

      o Underserved Dominican market. At December 31, 1999, teledensity, the ratio of local access lines per 100 inhabitants, in the Dominican Republic was 9.3 and the ratio of wireless subscribers per 100 inhabitants was 3.1, according to the International Telecommunications Union, or ITU. The ratios in Puerto Rico were
            32.7 for teledensity and 15.0 for wireless.

      o         Dominican economy among the fastest growing in Latin America.
            GDP in the Dominican Republic
            grew at an average annual rate exceeding 7.9% from 1996 through 2000, according to the Central Bank of the Dominican Republic. The Dominican Republic experienced real GDP growth of 8.3% in 1999 and 7.8% in 2000 according to the Central Bank. This has made it one of the fastest growing economies in Latin America. The World Bank projects growth for the Dominican Republic to exceed 7% in 2001.

      o Strong growth in the Dominican telecommunications market. In 2000, the total telecommunications market in the Dominican Republic was approximately $1.1 billion, according to the Central Bank. The telecommunications market in the Dominican Republic grew at an average annual rate of 17.5% from 1995 to 2000 according to the Central Bank.

      o Underserved Central American business markets. Markets in Central America share many of the characteristics of markets in the Dominican Republic, including rapidly growing economies, the development of intra-regional trading markets fostered by the adoption of free trade agreements, low penetration of telecommunications services, continuing privatization and liberalization of markets for telecommunications services, and current limited competition in the telecommunications service sector.

Competitive Strengths

            We believe that the following factors give us a competitive advantage in our existing and targeted markets:

            Advanced network. We have the only completely digital local access network in the Dominican Republic and a wireless network covering approximately 85% of the population. Our local exchange network features a wireless local loop system that enables us to connect a customer within 48 hours, substantially less time than required for wireline installation. We currently have switching facilities in New York and Puerto Rico, and interests in international fiber optic submarine cable systems that connect Central America and the Caribbean with the United States and Europe. These facilities enable us to originate, transport and terminate traffic at reduced costs. Our advanced networks also provide our customers with high quality voice and data transmission.

            Strong brand name recognition and marketing capabilities. Our creative marketing and excellent customer service have allowed us to build a strong brand in our existing markets and to achieve substantial market share in each of our service offerings. We capitalize on our brand name recognition and marketing programs both in the Dominican Republic and to target ethnic communities in New York, New Jersey, New England, Florida and Puerto Rico. In the Dominican Republic we consistently lead the market in introducing innovative business practices and products using advanced technology. We were the first operator in the Dominican Republic to offer prepaid cellular, international calling cards, Internet service and bundled product offerings.

            Strong track record of revenue and EBITDA growth. We have increased revenue and EBITDA sequentially in each of the last five years. Our revenue and cash flow growth have been all organic and have enabled us to minimize financial leverage in the funding of our network build-out. We believe that the revenue and cash flow growth characteristics of our existing businesses will give us the financial flexibility to capitalize on future expansion opportunities.

            Experienced management. Our management team has significant experience in the telecommunications industry and a track record of building revenues and positive cash flows in telecommunications markets. The core team has been with us since the inception of commercial service in the Dominican Republic. Our ability to identify market opportunities and adapt to new technologies has enabled us to attain significant market share while competing with a dominant provider with greater resources.

Our Strategy

            Our goal is to capitalize on our key strengths to further build our market share and penetrate new markets, while maximizing revenues and cash flows. We intend to:

Expand existing market coverage in the Dominican Republic and the United States by:

Deploying capital prudently to enhance revenue growth and margins

            In building our networks in the Dominican Republic, we have managed our investments to respond to the demand for our services, market conditions and the availability and cost of financial resources. In implementing our expansion programs, we plan to build on our business model, targeting markets in Central America with characteristics similar to markets in which we compete. We will manage our expenditures to respond to the success of our different programs and will deploy our financial resources where the combination of demand and the likelihood of returns are greatest. In Central America, we intend to build out our network in a modular fashion, initiating service in Panama, before making a significant commitment to other countries. We believe this should allow us to measure the results of our strategy before committing additional resources.

Focusing on high-growth market segments in the Dominican Republic, including residential local and wireless services.

            Substantial unmet demand for residential local service remains in the Dominican Republic as large segments of the Dominican population still have limited access to this service. Based upon information available to us at December 31, 2000, there were approximately 848,000 local access lines in service, representing a teledensity rate of approximately 10%. As part of our local service offering, we plan to expand our wireless loop system into three additional cities in 2001 and increase capacity in the areas currently covered by the system. In December 1999, we introduced prepaid local access service, which accounted for 43,920 gross line additions in 2000.

            The mobile wireless market has been the fastest growing segment of the Dominican telecommunications market since 1996. Based on information available to us, we believe that, since 1996, the mobile wireless market has grown at an annual average rate exceeding 70%. We believe that there potentially is a market of approximately 1.5 million subscribers. Our cellular network covers approximately 85% of the population and our PCS network covers approximately 65% of the population. With these two networks we are able to offer dual-band service, allowing PCS customers to use their mobile phone over our analog service as well. We intend to expand our PCS system into additional cities over the next several years, resulting in coverage of 75% of the Dominican population.

Expanding our long distance operations in the United States to target additional ethnic and geographic markets and to expand our ownership and control of distribution channels

            As we expand our long distance network in Central America and the Caribbean, we plan to target additional ethnic and geographic markets in the United States through TRICOM USA. We will then be able to offer end-to-end long distance services to these new markets.

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

            As the Dominican economy has expanded, there has been greater demand for broadband data transmission and Internet services. Our fully digital network positions us to provide broadband access and high speed data transmission to both the corporate and residential markets. During 2000, we introduced digital subscriber line, or xDSL, very small aperture terminal, or VSAT, for two-way Internet service, and local multipoint distribution service, or LMDS, technologies. The implementation of these technologies on a commercial basis enhances our delivery of broadband service. We will also consider acquiring or investing in cable television systems that would enhance our access to the market for voice and high speed data transmission.

Expand into selected Caribbean and Central American markets by:

Offering, through our iDEN operations, a differentiated set of services directed to corporate customers, focusing on highly concentrated business centers in our targeted Central American markets.

            We believe that several countries in Central America have markets that have demographic, regulatory and demand characteristics similar to those in the Dominican market at the time we initiated our operations. These characteristics include, underserved markets and increased liberalization of the telecommunications industry. In these countries, we believe we have the opportunity to export our business model. We will target business customers because they offer certain advantages, including a stronger credit profile and, on average, higher revenue per user. In other markets, including the United States and in Latin America, the deployment of iDEN technology has resulted in some of the highest revenues per unit within the wireless markets.

            We will offer a package of services and features that combines multiple communications services in one digital subscriber unit. We intend to emphasize the differentiated features of iDEN technology and our networks, including digital mobile telephone services, mobile dispatching, two-way messaging, push to talk and one to many connections.

Applying wireless operating expertise, scalable back office systems and marketing know-how to develop our iDEN Central American operations.

            We will rely on the technical expertise that we have developed to deploy wireless technologies to enter new markets. Our deployment of a CDMA-based wireless network has enabled us to enhance our mobile services capabilities while also accelerating the expansion of our local access presence in the Dominican market. Our scalable back office systems, which integrate sales, customer service, collections and financial control functions will allow us to expand our operations in a cost efficient manner. We believe that our marketing know-how is an integral part of our sales model. This model features proactive sales efforts, targeted sales campaigns and reduction of credit risk through promotion of prepaid services and can be exported to other markets in Central America.

Leveraging our existing relationships with key suppliers, including Motorola, Nortel and Harris, to continue our buildout in the Dominican Republic and to provide turn-key solutions in our targeted Central American markets.

            Our relationships with Motorola, Nortel and Harris are important as we continue to upgrade and deploy our digital mobile networks and provide new products and services to expand our subscriber base. Access to the technology, supplier relationships, network development and marketing expertise of these companies could afford us significant competitive advantages. We intend to continue to leverage their expertise in the future as we enhance and expand our networks and launch new products and services.

Service Offerings

            Our service offerings include:

            o     Local service;

            o     Mobile services;

            o     International long distance; and

            o     Broadband data transmission and Internet.

Local Service

            We are a competitive local exchange carrier in the Dominican Republic and had 148,312 local access lines in service at December 31, 2000, including 29,386 net line additions during 2000. We were the leader in net line additions in 1998 and 1999 and expect to be the leader for 2000 when final data is available. Our local access network covers areas with approximately 85% of the population of Santo Domingo, Santiago and eight additional cities.

            All of our basic telephone service customers have access to a range of value-added services, including call forwarding, three-way calling, call waiting, caller ID and voice mail applications. In addition to local service, we provide direct-dialed, collect and operator-assisted international and domestic long distance services and Internet access to our residential and corporate customers.

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

            We have accelerated our local access network expansion program by deploying a wireless local loop. The wireless local loop consists of receivers that are installed at a customer's house, and digital switches. The receiver is connected by cable to a standard telephone jack that connects to a standard telephone. The receiver is powered by the customer's home power supply and also contains a battery that allows operation to continue for up to approximately 24 hours of standby and eight hours of talk time in the event of a power outage. The wireless local loop offers voice quality as clear as telephones connected by wirelines.

            We also sell fully integrated turnkey and PABX systems and components. We are an exclusive distributor in the Dominican Republic for Mitel and Comdial equipment, two leading manufacturers of private branch exchanges and key telephone systems. We are also a leading provider of computer telephony integration systems in the Dominican Republic.

Mobile Services

            Our mobile network covers approximately 85% of the Dominican Republic's population. We currently offer both cellular and PCS service. Based on information available to us, there were approximately 655,000 analog and PCS cellular subscribers in the Dominican Republic at December 31, 2000. At December 31, 2000, we had 284,991 cellular subscribers, including 32,809 PCS subscribers, representing approximately 44% of the Dominican mobile telephony market. Our net addition of cellular and PCS subscribers in 2000 was 108,911, which represents 48% of net subscriber additions for 2000 in the Dominican Republic. We were the leader in net addition of mobile wireless subscribers in 1998 and 1999 and expect to be the leader for 2000 when final data is available.

            Our cellular and PCS subscriber base grew by 62% during 2000. We attribute a substantial portion of this growth to our prepaid cellular and PCS card, the Amigo card. At December 31, 2000, prepaid cellular and PCS subscribers accounted for 52% of the entire cellular and PCS market of the Dominican Republic, based on information available to us, and 93% of our cellular and PCS subscribers. Our Amigo card program has expanded our cellular and PCS customer base because it offers cellular and PCS service to individuals who would not satisfy our current credit policies and because it appeals to customers who prefer to budget their cellular and PCS telephone spending.

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

            We also have entered into arrangements with major consumer electronics retailers and a network of independent cellular and PCS dealers to offer our cellular and PCS services in conjunction with their sale of handsets. As a result of our arrangements with major electronics retailers for the sale by them of handsets in conjunction with subscriptions for our services, we sold handsets to less than 15% of our new subscribers in 2000. We do not subsidize or provide credit on the sale of cellular and PCS handsets.

            We have provided paging services since April 1995. At December 31, 2000, we provided paging services to 21,622 subscribers, representing approximately 19% of the Dominican paging market according to market information available to us. In 1999 we stopped soliciting new paging subscribers. We believe that the success of our prepaid cellular and PCS program has contributed to the decline of paging as a significant part of our business because customers have replaced paging services with prepaid cellular services.

International Long Distance

            In the Dominican Republic, we provide international long distance services to our local access, cellular and PCS customers. In addition, we offer prepaid calling cards for international long distance, the Efectiva and Conexion cards, that can be used from any telephone in the Dominican Republic. We operate telephone centers that provide access to telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers. The centers offer a wide range of telephone services, including bill payments and sales of service in addition to long distance.

            In the United States, our subsidiary TRICOM USA provides international carrier services primarily to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. Through our switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic. In addition, by controlling the origination, transport and termination of international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.

            Each year since the initiation of TRICOM USA's operations, we have derived a greater percentage of international revenues from resellers. During 2000, resellers originated approximately 45% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. While we enter into agreements with resellers, they are not required to provide to us any amount of traffic. The price per minute charged by us to a reseller is negotiated as often as dictated by the market. At December 31, 2000, we received traffic from approximately 38 resellers.

            TRICOM USA also markets a number of prepaid cards to ethnic communities in New York, New Jersey, Rhode Island, Massachusetts, Illinois, California, Saint Thomas, Puerto Rico and Canada. Each prepaid card is assigned a unique identification number and a face value ranging from $2 to $20. The prepaid card's dollar balance is reduced by the cost of each call. TRICOM USA sells the cards to distributors that resell the cards to retail outlets.

Broadband Data Transmission and Internet

            We provide broadband data transmission services to 119 of the 400 largest business customers in the Dominican Republic based on assets, through several means of delivery including fiber optic cable and digital wireless point to point radio links. In addition, we provide these large customers with data circuits Internet access, private networks and frame relay services with branches in the different cities in the country. We recently increased transmission capacity to provide larger bandwidths and with the commercial launch of the xDSL and VSAT services, data services are expected to have a strong growth.

            In the Dominican Republic we are the second largest ISP. We provide Internet connectivity to the residential and corporate markets through traditional dial-up connections, dedicated lines and VSATs, with speeds ranging from 56

Kbps to 2 Mbps. During 2000, we deployed our xDSL and wireless broadband delivery solutions. Our PCS and paging services are now fully integrated with our Internet service, offering short messaging services, including email and digital messaging through our website, www.tricom.net.

            In March 2000, we entered into a five-year $25 million contract with the Dominican Republic Department of Education to provide broadbased satellite Internet access and Intranet services to every public high school in the Dominican Republic. We have been utilizing Intellicom's, a wholly-owned subsidiary of SoftNet Systems, state-of-the-art content caching technology and comprehensive family of value-added services to deliver fast and efficient end-user access to the Internet.

Marketing and Sales

            Our advertising and promotional materials in the Dominican Republic emphasize that we are a full-service provider of local, cellular, data and long distance services and that customers can realize significant savings from the packaging of services. We use targeted marketing programs, concentrating on those areas of urban centers where we currently provide services and employ marketing techniques often used to promote consumer products, including television, radio and newspaper advertising, door-to-door sales for basic local service and the use of credit card lists and other databases to identify and contact potential users of cellular and PCS services. We distribute gifts to potential and new subscribers, including prepaid calling cards, bonus coupons and other promotional goods bearing our logo. Other means of advertising include billboards, block parties and telemarketing.

Local and Mobile Service

            In the initial stages of our deployment of local services, we relied primarily on door-to-door sales, reflecting the limited geographic extent of our conventional local telephone network buildout. Since the deployment of the wireless local loop which gave us ubiquitous presence in the major cities of the country, we have used mass media to a greater extent to promote our local telephone services. Approximately 65% of gross additions of local access lines are by direct sales and 35% are completed at our commercial points of sale.

            We have achieved our mobile market share growth through direct sales and database marketing techniques, telemarketing and aggressive massive advertising. We sell mobile services from 13 of our offices and more than 246 other offices operated by independent distributors. Through direct sales, we also pursue additional corporate and commercial accounts which, in 2000, accounted for as much as 10% of airtime but represented only 2% of our cellular and PCS subscriber base. We also have entered into arrangements with major consumer electronics retailers to offer our cellular and PCS services in conjunction with their sale of handsets.

            Our advertising for PCS services emphasizes voice quality, clarity and value-added services. Our advertising for prepaid cellular services emphasizes convenience, the ability to budget telecommunication expenses and accessibility to customers without credit history.

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

            We feature our prepaid cards, Efectiva and Conexion, in our advertisements for our basic services, as well as in separate advertising. Our advertising emphasizes the accuracy and reliability of our billing and the savings that subscribers can realize. The Efectiva and Conexion cards are distributed at our commercial offices, call centers and through wholesalers and retailers. In the Dominican Republic, we have six wholesale distributors and an internal sales force targeting smaller retailers totaling 3,200 points of sale for our prepaid cards.

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

            We recently launched a number of broadband delivery systems, including xDSL, VSAT and LMDS. These platforms will enable us to increase our penetration into markets requiring high speed data transmission and Internet access.

Customer Service

            In the Dominican Republic, we provide customer service for all of our services through 11 service centers and 16 commercial offices. We plan to add eight service centers during 2001. We also allow customers to pay bills at offices of Bancredito. There are approximately 275 such offices, all of which are linked to our central billing and collection system.

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

            During 2000, in an effort to improve our customer service, we retained Cambridge Technology Partners to develop a customer relationship management system, integrating our information systems and our customer relationship management software. This system allows customer service representatives to access all billing, service order and other client specific information. This enables us to offer speedier service and more efficient follow through and to monitor every step of the customer service relationship. We expect to complete the implementation of these systems by the end of 2001.

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

            Residential customers, who are not prepaid customers, subscribing for basic telephone service are required to pay an installation fee of up to RD$1,495 ($88) in cash. If the customer chooses to pay the installation fee in installments, he must pay a 50% down payment and the balance within two months. Each residential basic telephone service subscriber has a credit limit of approximately $313. We contact any customer exceeding this credit limit and request that such customer pay all or part of the outstanding bill. In December 1999, we introduced a prepaid local access line program. This program appeals to customers who prefer to budget their telephone spending and allows us to expand our market to customers who otherwise would not qualify under our credit policies.

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

            Since 1996, our policy has been to suspend service for all residential basic telephone service subscribers if payment is not received within 45 days after a bill is issued and to terminate service 45 days after the suspension date. Cellular, PCS and paging services are suspended when the prepayment balance is exhausted or when a customer's credit limit is reached. Customers must pay RD$215 ($13) for wireline services, RD$73 ($5) for paging services and RD$255 ($16) for Internet services in order to reinstate service after termination. Cellular subscribers whose service has been terminated may reconnect only by purchasing an Amigo prepaid card or by paying RD$188 ($12) to obtain Cellflex services.

            We had an average monthly churn rate for cellular and PCS subscribers of 2.3% in 2000 compared to an average monthly churn rate of 1.8% in 1999. We calculate average monthly churn by dividing the number of subscribers disconnected during the year by the sum of subscribers at the beginning of each month during such year.

            TRICOM USA distributes its prepaid cards through wholesale distributors. Depending on their credit history and the length of their relationship with TRICOM USA, wholesalers are required to pay in full for calling cards upon delivery or are extended credit for up to 15 days. All distributors of prepaid cards in the Dominican Republic are extended credit for up to 30 days.

            TRICOM USA requires that new and smaller reseller customers pay on a weekly basis for long distance services. Some customers that have a previous relationship with TRICOM USA are extended a 15-30 day credit, on average, depending on proven reliable finance conditions. Traditional long distance carriers generally pay TRICOM USA within 60 to 90 days for traffic.

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

            We use Oracle as our unified database and software application development tool set. We use Oracle Financials for accounts payable, accounts receivable, general ledger, purchase orders, inventory control and fixed asset accounting.

            We have developed an integrated billing system that runs on the Oracle platform. Our billing system rates calls in one-second increments for calls made from our retail telephone centers, six-second increments for calls made with our prepaid calling cards and one-minute increments for calls made from local access lines, cellular and PCS telephones. The billing system also enables us to rate calls according to each customer's specific service package, thus permitting us to offer tailored packages.

Network Infrastructure

            Our state-of-the-art fully digital network includes:

            o Local access network comprising 33 digital loop carriers connected via fiber rings to three supernode switches and 38 remote switches;

            o Fully redundant digital wireless point to point backbone with alternate route in main national backbone;

            o     Mobile network comprising four MSC's and 158 cell sites;

            o Two satellite earth stations and capacity in eleven international undersea cables; and

            o One supernode switch in New York, one multimedia carrier switch in Puerto Rico and one excel switch in construction in Miami.

            We invested over $700 million from 1992 through 2000 to develop a network infrastructure, which is fully digital except for portions of our cellular network.

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

            Our wireline local access network is composed of three Northern Telecom DMS-100 Supernode switches, one DMS-500, one DMS-10 switch, 38 remote switches and 33 digital loop carriers. Each of the DMS-100 switches has a distributed processing architecture, can handle remote equipment, and is capable of supporting up to 90,000 customers. All of our Northern Telecom switches are equipped with SS7 signaling capability and enable us to offer value-added services including caller identification, three-way calling and automatic recall. Our intra-city network is comprised of 500 route miles of fiber optic cable and over 3,000 miles of copper cable in 7 cities.

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

            We transmit our domestic traffic through a fully redundant digital wireless point to point backbone system, which provides both intra-city and inter-city telecommunications services. The system links approximately 85% of the country's population, including Santo Domingo, Santiago, San Francisco de Macoris and certain key areas in the eastern and northern regions of the country that are centers of the tourist and agricultural business industries. With 99.9% circuit availability, the wireless point to point system serves the areas that have high telecommunications usage, including large industrial and commercial areas. We interconnect with Codetel at 18 network access points in 11 cities of the Dominican Republic.

            To oversee and monitor the activities of our network infrastructure, we have installed an open architecture network management system. This system allows us to manage our central office switches and remotely monitor all network components, including remote switches, wireless point-to-point digital radios, wireless data communications network and digital loop carriers. This system can only function in a fully digitalized network such as ours. The management system provides continuous information regarding our equipment, any equipment failure, and the security of the network. In addition, it allows the central office to send commands and engage in remote line testing functions. The management system enables us to maintain integrated management of our network.

            Our cellular network in the Dominican Republic uses AMPS/NAMPS protocol and our PCS network uses CDMA protocol. The Motorola EMX-2500 cellular switch, along with advanced radio channel technology for wireless service systems, allows us to provide low cost and reliable mobile service. Our analog mobile network currently has 86 cell sites with 4,256 RF channels capacity and two mobile switching centers or MSC, in Santo Domingo and Santiago which enable us to provide mobile coverage to those regions of the Dominican Republic with the greatest demand for mobile services. To provide PCS service, we use CDMA One protocol through two Motorola EMX5000 digital switches, 72 cell sites and 10 digital repeaters, which allow us to provide PCS service in 12 main cities and continuous coverage in the main highway routes of the country.

International Long Distance Network

            In July 1998, we installed our own state-of-the-art switching facility in the New York metropolitan area, a Northern Telecom DMS-250 Supernode, which was upgraded to a GSP Platform, allowing us to provide multiple international signaling protocols. We also installed a switch in Puerto Rico that became operational in the second half of 2000, and an additional switch is being installed in Miami that will become operational in the first quarter of 2001. By having our own switching facilities, we will be able to provide termination of international long distance traffic at very competitive rates to several countries in addition to the Dominican Republic.

            By purchasing and leasing international traffic capacity from various systems, we have diverse options to route our international traffic, and are fully connected to the international network. We have purchased capacity in various international submarine fiber optic cables that have been built to send and receive international traffic to various countries. These submarine cables include Americas I, Columbus II, Columbus III, TAINO CARIB and Antilles 1, which directly provide service, or connect with other cables that provide service to Latin America, the Caribbean and Europe. We own 23% of the Antilles 1 submarine cable, which connects the Dominican Republic to the United States via Americas I, Columbus II, Taino Carib, Americas II and Arcos I. In addition, we have an 11-meter standard B earth station which connects to the PanAmSat satellite system and a 15-meter standard A earth station which connects to the INTELSAT satellite system serving the Atlantic region, Africa and Europe. The use of these satellite facilities allows us to route international traffic between the Dominican Republic and most other countries in the world.

Broadband Data Transmission and Internet Network

            Our Internet Services (ISP) is provided by a Sun, 3Com and Cisco platform that allows our customer to connect by dial-up at 56 Kbps, and with dedicated circuits n x 64 Kbps. The network has two routers with 9MB for international carriers, including Teleglobe, UUNET and Sprint and four T-1's for dedicated local access. For internal services, we have four servers for DNS, e-mail, Internet, web hosting, news, real audio/video and for dial-up access we have four chassis with 989 digital V. 90 Modems, 40 T-1 PRI. Currently, we have the capacity to handle more than 10,000 dial-up users.

            Other new services are under development through a Nortel Network Shasta Platform. With this solution, we will be able to provide VPN's, security, filtering content, bandwidth guarantee and other services to our customers.

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

Competition

Local and Mobile Operations

            We currently compete against four other telecommunications companies in the Dominican market: Codetel, Centennial Dominicana, Orange and Skytel. Codetel, a wholly owned subsidiary of Verizon, is an integrated communications service provider which has the largest number of local access lines in the country. In January 2000, Centennial Cellular Corp. announced its acquisition of 70% of All America Cables and Radio and during the last quarter of 2000, introduced PCS CDMA 1900 service in Santo Domingo. Skytel, a U.S. paging service provider, has been granted a license by the Dominican government and now provides paging services in the Dominican Republic. In 1999, France Telecom acquired a company which had been granted a concession and launched GSM cellular services during the last quarter of 2000. The Dominican government also has granted concessions to the following telecommunications companies which either have not commenced operations yet or have minimal operations: Telecomunicaciones America, C. por A., Compania Telefonica del Norte, S.A., Servicios Globales de Telecomunicaciones, S.A., Defisa, S.A., Comunicaciones Dominicanas S.A., Turitel S.A. Economitel C. por A., and Servicios Moviles de Comunicacion, S.A., (MOVICELL). Each of the concessions allows for the provision of the same telecommunications services that we provide. In addition, we believe that international telecommunications companies, from time to time, have considered investments in the Dominican market.

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

International Long Distance

            The international telecommunications industry is intensely competitive and subject to rapid change precipitated by changes in the regulatory environment and advances in technology. Our success depends upon our ability to compete with a variety of other telecommunications providers in the United States and in each of our international markets. Our competitors include large facilities-based multinational carriers such as AT&T, MCI/WorldCom and Sprint, smaller facilities- based wholesale long distance service providers in the United States and overseas that have emerged as a result of deregulation and switched-based resellers of international long distance services. We compete on the basis of price, reliability, quality of transmission, capacity at any time to terminate traffic and customer service. We expect that competition will continue to intensify as the number of new entrants increases as a result of the new opportunities created by the 1996 Telecommunications Act, implementation by the FCC of the United States' commitments under the World Trade Organization and basic telecommunications agreements and changes in legislation and regulation in various foreign target markets.

Central America Mobile Services

Strategic Focus

            We have targeted markets in Central America in which we intend to offer mobile services using Motorola's iDEN technology. These services include digital mobile telephone services, mobile dispatching, two way messaging, push to talk and one to many connection. We believe that Central America is an attractive market to target as one congruous telecommunications region for the following reasons:

      (a) First Entrant Provider of Motorola's iDEN Services in Central America

            We plan to be the first telecommunications operator to establish a seamless intra regional mobile network targeted at business customers using a single transmission technology, iDEN, in the major business centers in Central America where the majority of the urban population reside. iDEN is a proven technology, principally used by Nextel, which had over 7.6 million subscribers worldwide and 4.5 million subscribers in Latin America as of December 31, 2000. Currently there are no iDEN subscribers in Central America which is a logical strategic extension of the iDEN network since it fills out the footprint between North and South America. As the first market entrant to offer iDEN in Central America, we plan to capitalize on the demand by business customers for a product that provides advanced mobile services.

      (b) High Overall Economic Growth

            The economies in Central America in our target markets are experiencing a high rate of growth in real GDP. The average compounded annual growth rate in real GDP for those countries was 3.8% from 1995 to 2000, and is projected to be 4% in 2001.

      (c) Strong Demand in the Wireless Sector

            In 1999, cellular penetration in Central America was approximately 6.7% compared to 8.1% in Latin America and 30.8% in the U.S. Total cellular subscribers in Central America grew by 259% between 1998 and 1999, according to Pyramid Research. Growth in the wireless sector is expected to continue in the region as a result of (1) increased liberalization of telecommunications markets; (2) continued deregulation within the telecommunications sector and (3) the expansion of wireless infrastructure.

      (d) Close Intra-Regional Business Practices

            Central America consists of seven countries - Belize, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, linked together by common borders with a total population of approximately 35 million people. The Mercado Comun Central Americano (Central American Common Market), started in the mid 1970's, established the framework which allows the free flow of trade throughout the Central American region (with the exception of Belize). Since being enacted, an increasing number of multinational companies have established operations throughout the region and, consequently, have developed similar business practices. We believe that a seamless wireless network will provide the right solution to allow business customers to roam across borders and through myriad networks

      (e) Logical Extension of Our Existing Network

            We have interests in international fiber optic submarine cable systems that connect Central America and the Caribbean with the United States and Europe. These facilities will enhance the implementation of our intra regional strategy, as well as contributing to our share of international traffic. Our interests in submarine cable systems and our ownership of switching facilities enable us to originate, transport and terminate traffic at reduced costs. We also will capitalize on our scalable back office systems, which integrate sales, customer service, collections and financial control functions. These allow us to expend our operations in a cost efficient manner.

            Our objective is to provide roaming throughout the region using a unified platform. This will allow us to achieve cost savings in network buildout. Our undersea fiber optic facilities provide connections between each of our targeted markets and our support systems in the Dominican Republic.

            To date, we have obtained rights to frequencies in El Salvador and Guatemala and have acquired a majority interest in a company that owns frequencies in Panama. We also will consider offering services in two other countries, Costa Rica and Honduras.

            Generally, in implementing our digital mobile network strategy, we intend to form an affiliation with a local group in each country to expand our telecom services and to promote and use the TRICOM name in each market. We believe that affiliations with local groups will provide the following benefits:

            o     familiarity with compliance of regulatory matters;

            o     knowledge in adapting to the local markets; and

            o     access to an existing customer base.

      (f) Technology

            We intend to create a digital mobile network in each of our targeted markets using Motorola's proprietary iDEN(R) technology. iDEN technology provides one network with four communications systems: dispatch radio, full-duplex telephone interconnect, short message service and data transmission, including packet data and circuit data.

            Developed by Motorola, iDEN uses a number of technologies, including single transmission technology, to provide services with maximum spectrum efficiency. Through the use of TDMA technology, iDEN is able to divide channels into time slots. Thus, one channel can perform multiple voice and data functions. VSELP technology further increases the iDEN technology by compressing and digitally coding data signals, reducing the amount of data that is transmitted on the multiple channels provided by TDMA. The implementation of a digital mobile network using iDEN technology will significantly increase the capacity of our proposed channels and will permit us to use our specialized mobile radio spectrum more efficiently.

            iDEN is used in Argentina, Brazil, Canada, China, Colombia, Israel, Japan, Korea, Mexico, Peru, the Philippines, Singapore and the United States.

            Some of the advantages of the iDEN technology for us include:

            o marketing primarily to businesses which have a stronger credit profile;

            o     ability to transmit more information in a timely manner;

            o     on average, higher revenue per user; and

            o increased capabilities and value added services, including a one-to-one mode, a group mode, a pager mode and two-way messaging.

            Some of the advantages of the iDEN technology for our customers include:

            o     instant access;

            o     lower cost with bundled pricing;

            o     work productivity tool;

            o     worldwide roaming;

            o     packet data solutions; and

            o     vertical data applications.

            In addition to the iDEN technology, it will be necessary for us to purchase additional technologies and site components from third parties, including microwave radios, towers, shelters and power generators. We have engaged in negotiations for the additional technology and site components for our Panama system and have not concluded any agreements for them to date. However, we believe that there are alternate sites or suppliers available and that we will be able to satisfy our requirements for the technology and site components for Panama and our other targeted Central American markets.

            On July 31, 2000, we entered into an infrastructure supply agreement to buy systems and license the iDEN technology from Motorola. This serves as a regional frame agreement for our purchase of systems for each country in the region, except Belize. The system components to be supplied include switches, radio subsystems dispatch systems, packet data and intelligent network components. Motorola will provide installation, integration, optimization, management and system engineering, software maintenance and training services.

            The agreement provides that Motorola will provide us with preferred deployment consisting of priority production, manufacturing and delivery of the entire initial system purchase order before the initiation of any work for any purchase orders of other customers. In Panama and Costa Rica, the period of our preferred deployment will be until the earlier of the date our system is first in commercial operation and in the case of Panama, 24 months from the execution of the agreement and in the case of Costa Rica, 24 months from the placement of our initial system purchase order. For each of Guatemala, El Salvador, Nicaragua and Honduras, the agreement provides that Motorola will provide us with a headstart and will not place another iDEN system into commercial service in each such country until 24 months after the date of our initial system purchase order in that country. Motorola's obligation to provide preferred deployment or a headstart, in each case, is subject to applicable local laws and is conditioned upon our placing an initial system purchase order from that country by April 30, 2001. We placed an order for an initial system for Panama concurrently with the execution of the agreement but have not placed any other orders to date. The agreement also provides price discounts for enhanced base transceiver stations, or EBTS, based on the volume of our orders. The agreement contains a warranty for Motorola manufactured hardware equipment for 12 months following the date of shipment and other customary terms and provisions.

Regulatory Matters

            The licensing, construction, ownership and operation of wireless communications systems, are regulated by governmental entities in each of the Central American countries we have identified. The grant, maintenance, and renewal of applicable licenses and radio frequency allocations are also subject to regulation. In addition, these matters and other aspects of wireless communications systems operations, including rates charged to customers and the resale of wireless communications services, may be subject to public utility regulation in the jurisdiction in which service is provided. Changes in the current regulatory environments, the interpretation or application of current regulations or future judicial intervention in those countries could impact our business. These changes may affect interconnection arrangements, requirements for increased capital investments, prices we may charge for our services or foreign ownership limitations, among other things.

Existing Investment

            Set forth below is a description of our existing investments in Panama, Guatemala and El Salvador:

Panama

Overview

            We have purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., known as Celcom, which owns the frequency rights for 107 channels of 25 mhz each. Based upon information provided to us by Celcom, it has approximately 2,300 analog mobile users. These frequencies will give us access to nationwide coverage, covering a population of approximately 2.81 million people. In Panama, frequency rights are granted for 20 years and are automatically renewable for additional 20 year terms.

            Currently we are constructing a digital network in Panama City and Colon, the two largest cities in Panama, and in important transportation corridors in other parts of the country. To date, we have invested $18.0 million in this deployment, primarily for the purchase of our mobile switching office, or MSO, enhanced base transceiver stations, or EBTS, and site acquisition and construction. Our expected completion date for this phase of the buildout is the fourth quarter of 2001.

Market Opportunity.

            At December 31, 1999, Panama had a population of approximately 2.81 million, with an estimated GDP of $9.6 billion in 1999, and a GDP growth rate of 3.2% for that year. Approximately 56% of the population lives in urban areas. The cellular penetration for Panama in 1999 was 8.6% while wireline penetration was 16.5%. According to Pyramid, cellular penetration grew at an average annual rate of 3.9%, which was higher than Panama's wireline growth rate.

Marketing Plans

            We will offer digital mobile integrated services, including two-way radio, paging and interconnect services. We plan to offer our digital services mainly to business customers, offering a wide range of bundled programs with different services and pricing plans, customized to meet our clients' specific needs. We intend to market our services primarily through direct sales and independent dealers.

Competition

            The mobile market in Panama has been open to competition since 1996. TRICOM Panama's digital mobile services will compete with two wireless communications providers in the country, Cable & Wireless Panama and BellSouth, both operating 800 MHz PCS networks using TDMA technology. The Panamanian government granted a 10-year duopoly service concession to both wireless operators in 1997 as part of the privatization of the telecommunications industry. Panama has the highest wireless penetration in the Central American region, 8.6% at 1999.

Regulatory and Legal Overview

            To provide telecommunications services, a Panamanian or foreign company must obtain a service concession from the Ente Regulador de Servicios Publicos, or ENTE. There are two types of service concessions, Type "A" and Type "B". Type "A" service concessions currently are awarded on an exclusive basis. Services under a Type "A" category concession include basic telecommunications and cellular services. Additional concessions of this type will not be granted again until 2003.

            Type "B" service concessions are awarded to companies which meet specific requirements and complete the application procedures for the services they wish to provide. Applicants must include a form of the contract they intend to enter into with potential customers and a diagram of the system that will be operated in order to provide the contemplated services, among other information. Applicants may submit their applications to provide Type "B" services on any one of four specified dates a year. Additionally, since Type "B" telecommunications service concessions are open to all companies which meet the requirements, the terms of the concession are the same for all concession holders. However, each concession holder must comply with fair competition practices in providing services to its clients and in relation to other concession holders. Concession holders also must provide services in a nondiscriminatory manner. Concession holders may also assign or transfer their concessions to other companies which meet the same requirements that ENTE considered at the time it awarded the concession, subject to ENTE's authorization. ENTE may only deny a transfer or assignment when the transfer or assignment would be prohibited by law or against fair competition practices. Telecommunications providers are required to pay annual fees to the government of 1% of their total gross revenues.

            Celcom has two of the twenty four Type "B" service concessions. One to provide service for conventional trunking systems for public or private use and one for pager service.

            Panamanian telecommunications law prohibits companies using trunking operations to handle telephone calls from handing off calls in certain circumstances, even if the hand-off would be from one site to another site owned by the same company. Therefore, we intend to build additional ETBS in Panama to minimize the number of calls which would be handed off. We believe that additional ETBS will prevent a higher percentage of dropped calls than would otherwise occur due to this Panamanian law.

            In addition, Panamanian telecommunications law requires that all concession holders permit and maintain nondiscriminatory interconnection of other concession holders to their networks. A concession holder is required to use its best efforts to reach an interconnection agreement within 120 days from the date on which another concession holder sends a copy of an interconnection request to the ENTE, with confirmation that the concession holder with which interconnection is sought also has received the request. After this 120-day period, any of the parties may request the intervention of the ENTE in negotiations. The ENTE may intervene in the process if interconnection is not negotiated by the parties or is not provided on terms at least equal to those that other concession holders have obtained in similar circumstances.

            Celcom has requested interconnection with Cable and Wireless, one of two principal wireless providers. Cable and Wireless has refused interconnection but Celcom has not yet requested the intervention of the ENTE.

            Panama has no restrictions on repatriation or monetary transfers to and from Panama nor does it have any exchange controls. The unit of currency, the Balboa, is issued only in coins which are identical in size and value with those of the United States. Panama's paper currency is the U.S. dollar. There are few limitations or restrictions on foreign investment, especially for international business operations based in Panama. One of the few exceptions is that certain sales to consumers of retail goods are reserved for Panamanian nationals.

            As a telecommunications business, we will have to pay a monthly regulatory fee to ENTE of 1% of our previous month's gross income in addition to the 1% of gross revenue annual fee required to be paid by telecommunications providers. We are also subject to certain taxes, including income, franchise, dividend and commercial license taxes.

Guatemala and El Salvador

            In 2000, we were awarded, in a government auction, radio frequency rights in Guatemala to 172 channels of 25 MHz, providing us with nationwide coverage. We have also acquired the spectrum to operate our iDEN network in El Salvador through the purchase of radio frequency rights for an aggregate of 185 channels of 25 MHz, 175 of which from a U.S. telecommunications company that previously owned the rights and 15 of which through a government auction. We currently do not intend to develop a network in either Guatemala or El Salvador in 2001.

Legislation and Regulation

            Our operations are subject to the Telecommunications Law of the Dominican Republic and the Dominican system of regulating and structuring the telecommunications sector. Our U.S. operations are subject to U.S. laws and Federal Communications Commission regulations. The following summary of these laws and regulations is not intended to be, and does not purport to be, comprehensive, and the laws and regulations described may be amended, repealed or otherwise modified.

General

            The legal framework of the telecommunications sector in the Dominican Republic consists of General Telecommunications Law No. 153-98, enacted on May 27, 1998, resolutions promulgated under that law and the concession agreements entered into by the Dominican government or the regulator with individual service providers.

            In addition to the industry-specific legal framework, the Constitution of the Dominican Republic affects the telecommunications sector. Among other individual and social rights, the Dominican Constitution guarantees Dominican citizens the freedom of trade. The Constitution specifically provides that monopolies must be established by law and only for the benefit of the Dominican government. None of the existing concession agreements grants a monopoly in any sector of the telecommunications industry to any carrier, and the Dominican government has announced a policy of encouraging growth through competition in the telecommunications industry.

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

            To substantially broaden the number of Dominican citizens with access to a telephone and to allow for the establishment and growth of other modern telecommunications services, the Dominican government adopted a policy of liberalization of the telecommunications sector beginning in the late 1980s. In 1990, the Dominican government granted us a concession to provide a full range of telecommunications services within, from and to the country. Additionally, advancements in wireless technologies made it more cost effective for companies to penetrate the market even without being able to interconnect to Codetel's network. However, interconnection remained important for full-service competition. In 1994, the Dominican government enacted a series of interconnection resolutions which require all service providers in the Dominican Republic to interconnect with all other service providers pursuant to contracts between them; the guidelines for those contracts are set forth in those resolutions. In May 1994, we entered into an interconnection agreement with Codetel which became effective in November 1994. This agreement allowed us to become the second full-service telecommunications provider in the Dominican Republic.

General Telecommunications Law No. 153-98 of 1998

            Former Telecommunications Law No. 118 of February 1, 1966 was repealed by Law No. 153-98 of May 27, 1998. Law No. 153-98 is the result of a joint government and industry project conducted with the assistance of the ITU, which studied the telecommunications sector in the Dominican Republic. As part of this process, the ITU drafted a proposed telecommunications law and various regulations, including interconnection and tariff regulations, in consultation with Dominican telecommunications carriers. The project was requested by the Technical Secretariat of the Dominican Presidency and the country's telecommunications carriers and was funded by the carriers.

            Law No. 153-98 established a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the "Universal Service Principle," by guaranteeing access to telecommunications services at affordable prices in low-income rural and urban areas. The law creates a fund for the development of the telecommunications sector that is supported by a 2% tax payable by customers and collected by telecommunications providers from them based on billings to customers for telecommunications services. At the same time, the law eliminated the 10% tax previously charged on billings to customers for international and domestic long distance traffic to customers.

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

            Law No. 153-98 encourages competition in all telecommunications services by enforcing the right to interconnect with existing participants and ensuring against monopolistic practices, and at the same time upholding those concessions that are operational. The law establishes mechanisms to set cost-based interconnection charges and to resolve interconnection disputes by requiring existing operators to amend their interconnection agreements consistent with the new requirements. The law also eliminates cross subsidies and provides for progressive rate rebalancing of those tariffs that traditionally have been subsidized, in order to reflect costs more closely. This rates rebalancing process was completed on December 31, 2000 in accordance with article 120 of Law No. 153-98.

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

            The provisions of our 1996 concession agreement relating to our tax obligations differ from those of the 1990 concession agreement. Under the 1996 concession agreement, we do not pay income tax imposed on other Dominican corporations but make payments to the Dominican government in lieu of income tax on the same basis as Codetel pursuant to its concession agreement. We must pay to the Dominican government, within the first ten days of each month, (1) 10% of gross domestic revenues collected by us during the preceding month for telephone services, telegraph services, paging services, cellular services, local, national and international call services, as well as for any data transmission or broadcast services, and any other related telecommunications services provided by us to our clients, minus any access charges paid to Codetel and to any other company for interconnection, and (2) 10% of net settlement revenues collected from foreign correspondent carriers for the use of our network for termination of international long distance calls. The minimum payment to the Dominican government in lieu of income tax by us is RD$18.0 million ($1.2 million) per annum. We have the right to deduct monthly up to one percent of our tax for outstanding debts from the government of 180 days or more and are entitled to the same exemptions granted to other telecommunications companies under their concessions, with the exception of the following taxes: import duties, selective consumption tax, Taxes on the Transfer of Industrialized Goods and Services and exchanging commission. The 10% selective consumption tax previously charged on billings of international and domestic long distance traffic to customers was repealed by Law No. 153-98 and substituted with the 2% CDT tax. In addition, under the 1996 concession agreement, the Dominican government is obligated to grant to us any term or condition that it grants by concession to any other telecommunications provider in the Dominican Republic more favorable than those contained in the 1996 concession agreement.

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

            If our concession agreement is presented to the Dominican Congress, it may not validate the provisions of our concession agreement relating to the payment of taxes. Prior to entering into our existing concession agreement in 1996, Dominican tax authorities asserted that we were required to make payments in lieu of taxes equal to 18% of gross domestic revenues, as was provided in our 1990 concession agreement. If the provisions relating to the payment of taxes in the 1996 concession agreement were to be disapproved by the Dominican Congress, we believe that Dominican tax law would require the payment of a tax equal to 25% of our adjusted net income, and never less than 1.5% of gross revenues, advanced on a monthly basis, the current tax regime generally applicable to Dominican corporate taxpayers.

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

            Codetel's concession agreement, as well as our concession agreement, must be revised and adjusted to the provisions and general principles of the new legislation one year after the law takes effect. Codetel, like us, has complied with the information requirements of INDOTEL, under Resolution No. 005-99, but it is still in the process of adjusting its Concession Agreement in accordance with the provisions of Law No. 153-98. Codetel, like us, is required to pay a fixed monthly tax imposed on gross domestic income, and net revenues from international settlement payments. Codetel's minimum tax payment is RD$360.0 million ($23.0 million) per annum compared to our minimum of RD$18.0 million ($1.1 million).

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

            On January 2, 1998, we and Codetel executed an addendum to the interconnection agreement which provides, among other things, that it will (1) remove any technical or operational impediment to telephone users accessing our network from Codetel's network, (2) automatically deliver to us the identification number of any call originating on Codetel's network which is subject to our access charge, (3) install interconnection facilities without delay upon our request, provided that we bear the expense of installing any such facilities, (4) connect calls to emergency services and toll-free numbers on Codetel's network, and make operators available to assist calls from our network to numbers on Codetel's network and (5) make Codetel's database of telephone numbers available to us at no charge on a trimonthly basis. On January 11, 2000, we and Codetel executed a second addendum to the interconnection agreement for the purposes of (1) providing that local interconnection of each company's respective Internet nodes and to enable the clients of each company to access both our respective servers and nodes to access the Internet; (2) to simplify the billing and collection process for interconnection services; and (3) to amend the regulation on interconnection costs. In addition, the second interconnection amendment adjusted the access charges by (1) lowering the charge for international long distance calls from RD$0.86 ($0.05) per minute to RD$0.84 ($0.05) per minute for the first quarter of 2000, RD$0.80 ($0.05) per minute for the second quarter of 2000, RD$0.76 ($0.05) per minute for the third quarter of 2000, RD$0.72 ($0.04) per minute for the fourth quarter of 2000, and RD$0.68 ($0.04) starting January 1, 2001; (2) increasing the charges for national long distance calls and calls made from cellular telephones from RD$0.63 ($0.04) to RD$0.68 ($0.04); and (3) charging for "calling party pays" traffic a use charge of RD$0.68 ($0.04) per minute and a variable complementary charge depending on the amount of cellular lines on service.

            Law No. 153-98 establishes that interconnection agreements entered into by the providers must be revised and readjusted to reflect and incorporate the provisions and general principles set forth in the new law within one year from the effectiveness of the law. Indotel is expected to issue a regulation for these purposes, but has not, to this date, done so. Codetel and we have, through our second addendum to the interconnection agreement, adjusted our interconnection agreement to the provisions of Law No. 153-98.

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

            On August 7, 1997, the FCC adopted a Report and Order regarding the regulation of international accounting rates. The order establishes certain settlement rate benchmarks based on foreign carriers' publicly available tariffed rates and data published by the International Telecommunications Union, which the FCC refers to as the "tariffed components price" or "TCP" methodology. Under the TCP methodology, the FCC analyzes three tariffed network elements: (1) international transmission facilities; (2) international switching facilities; and (3) national extension (domestic transport and termination). The FCC also considers each country's level of economic development in determining country-specific settlement benchmark rates. The FCC has grouped each country into one of four categories based on its level of economic development--upper income, upper middle income, lower middle income and lower income. The settlement rate benchmark for each category is calculated using the average of the TCPs for all countries in each respective category. The per minute benchmark settlement rates are $0.15 for upper income, $0.19 for upper middle income, $0.19 for lower middle income and $0.23 for lower income. Under the FCC's income categories, the Dominican Republic is in the lower middle income group and our benchmark settlement rate would be $0.19 cents per minute. Pursuant to the order, U.S. carriers were required to enter into settlement rate arrangements with foreign carriers in lower middle income countries at or below the applicable benchmark rate by January 1, 2001. Currently, TRICOM's settlement benchmark rate for the Dominican Republic is within the prescribed limits.

            In April 1999, the FCC adopted an order approving sweeping reform of the international settlements policy. The 1999 order deregulated inter-carrier settlement arrangements between U.S. carriers and foreign non-dominant carriers on competitive routes. Among other rule amendments, the FCC's April 1999 order eliminated the international settlements policy and contract filing requirements for arrangements with foreign carriers that lack market power; eliminated the international settlements policy for arrangements with all carriers on routes where rates to terminate U.S. carriers are able to terminate at lease 50 percent of their U.S. billed traffic in the foreign market at rates that are at least 25 percent lower than the relevant settlement rate benchmark previously adopted by the FCC; and eliminated as no longer necessary a previous policy that allowed carriers to enter into alternative payment arrangements that deviated from the international settlements policy.

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

            Since the effectiveness of the interconnection agreement with Codetel, we have entered into operating agreements with U.S. correspondents, including AT&T, AT&T Puerto Rico, Sprint, WorldCom (including MCI), TLD of Puerto Rico and TresCom. TRICOM USA, Inc. also has the ability as a U.S. carrier to develop its own business plan for markets other than the Dominican Republic, and has been approved by the FCC to communicate from the United States with 186 countries via satellite and with 28 countries via fiber optic submarine cables.

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

            We are certified by the public utility commissions of Puerto Rico, Florida and New York, and are currently in the process of obtaining certification in Alaska, California, Georgia, Illinois, Maryland, Massachusetts, New Jersey,

Pennsylvania, Rhode Island, U.S. Virgin Islands, including St. Thomas and St. John, and Washington, D.C. In addition, TRICOM USA obtained on July 7, 2000 a class B License for the provision of international telecommunications services, and is in the process of registering to do business in Ontario and Quebec. TRICOM USA does not operate telecommunications facilities used in transporting basic telecommunications service traffic between Canada and other countries. TRICOM USA's services in Canada are provided through a service arrangement with MCI WorldCom, to handle traffic originated from the pre-paid calling cards sold in Canada.

            As we expand our operations into other countries, we may become subject to varying degrees of regulation in those jurisdictions where we provide service. Laws and regulations regarding telecommunications differ significantly from country to country.

PROPERTY, PLANTS AND EQUIPMENT

            Our principal properties consist of our fiber optic network, satellite earth stations, nodes and real estate. At December 31, 2000, the net book value of our real estate and equipment was approximately $586.2 million. Our real estate holdings are strategically located throughout the Dominican Republic, providing the infrastructure for the telecommunications network and sales facilities. Most of our properties are related directly to our telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, wireless point to point radio equipment and digital switching nodes. Our current headquarters are located in downtown Santo Domingo in a building that we own.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Revenue Overview

            We derive our operating revenues primarily from toll revenues, international settlement revenues, cellular and PCS services, local services, the sale of equipment and installations. The components of each of these services are as follows:

            Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider and other carriers, for calls that originate in or transit its network but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards which are recognized as the calling cards are used or expire.

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

            Revenues from the sale of equipment consist of sales fees for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular and PCS handsets and paging units.

            Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular phones and PCS. Beginning with January 1, 2000, we have recognized these revenues over the estimated period in which, based on our experience, we retain such clients, approximately 35 months. In prior periods, we recognized these revenues when they were collected.

            Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

      The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

                                                                         Year Ended December 31,
                                                      ---------------------------------------------------------------
                                                            1998                   1999                   2000
                                                      -----------------      -----------------      -----------------
            Toll......................................     14.1%                  13.5%                   12.8%
            International.............................     40.1                   35.5                    37.5
            Local service.............................     10.3                   19.8                    24.4
            Cellular and PCS..........................     16.2                   15.5                    16.0
            Paging....................................      3.6                    1.6                     0.8
            Sale of equipment.........................      3.3                    4.5                     2.3
            Installation and activation fees..........     10.3                    9.1                     6.1
            Other.....................................      2.1                    0.5                     0.1
                                                      -----------------      -----------------      -----------------
                                                          100.0%                 100.0%                  100.0%
                                                      =================      =================      =================

      The following table sets forth certain items in the statements of operations and EBITDA expressed as a percentage of total operating revenues for the period indicated:

                                                                         Year Ended December 31,
                                                      ---------------------------------------------------------------
                                                            1998                   1999                   2000
                                                      -----------------      -----------------      -----------------
            Operating costs...........................     76.5%                  75.7%                   81.7%
            Operating income..........................     23.5                   24.3                    18.3
            Interest expense, net.....................     10.3                   11.7                    13.7
            Other income (expenses)...................     (9.5)                 (11.2)                  (13.9)

            Earnings before income taxes and
               cumulative effect of accounting change.     14.0                   13.1                     4.4
            Net earnings (loss).......................     14.3                   12.9                    (3.2)
            EBITDA....................................     42.8                   43.9                    39.3

2000 Compared to 1999

            Operating Revenues. Our total operating revenues increased 31.3% to $224.3 million in 2000 from $170.8 million in 1999. This growth stemmed primarily from increases in revenues from our international, local service, wireless and toll services, offset, in part, by decreased revenues from the sale and lease of equipment and installations.

            Toll. Toll revenues increased 24.0% to $28.7 million during 2000 from $23.1 million for 1999, as a result of higher domestic long distance and outbound international traffic derived from the growth of our customer base. Domestic long distance minutes increased by 47.4% to 45.9 million minutes during 2000 from 31.1 million minutes during 1999. Outbound international minutes increased by 9.4% to 32.5 million in 2000 from 29.7 million minutes in 1999. The increase in numbers of minutes was offset by an decrease of approximately 15% during 2000 of our average per minute long distance tariff. The increases in domestic long distance and outbound minutes resulted from higher traffic volume from our wireless and local service customers. Wireless and local service customers accounted for 32.3% and 31.3% of our total long distance minutes in 2000 compared to 22.3% and 27.9% in 1999. Calls from our call centers account for our remaining minutes.

            International. The Company's international revenues grew 38.9% to $84.2 million in 2000 from $60.6 million in 1999. This increase was due principally to the growth of inbound traffic volume received from our U.S. based international carrier, TRICOM USA. Inbound minutes increased by 70.9% to 563.4 million minutes in 2000 from 329.7 million in 1999. TRICOM USA accounted for 71.1% of our total inbound minutes in 2000 compared to 59.4% in 1999.

            The increase in international revenues was achieved despite the continued trend of decreasing settlement rates for traffic between the United States and the Dominican Republic. Our average settlement rate was $0.14 per minute during 1999 and $0.10 per minute during 2000. We have been able to increase revenues from the provision of international long distance services by increasing the volume of international traffic carried through our network. Future decreases in settlement rates, without corresponding increases in our long distance traffic from the United States, would reduce our international settlement revenues, adversely affect the profit margins that we realize on such traffic and could have a material adverse effect on our business, financial condition and results of operations.

            Local service. Local service revenues grew 61.8% to $54.8 million in 2000 from $33.9 million in 1999, primarily as the result of the continued growth in the number of local lines in service. In 2000, we added 29,386 net local access lines compared to 38,310 net local access lines added in 1999. At December 31, 2000, we had 148,312 local access lines in service, including 48,765 wireless local loop lines, compared to 118,926 local access lines in service at December 31, 1999, including 19,284 wireless local lines. The increase in local service revenues also reflects an approximate 15% increase in local access rates. In addition, local service revenues include internet service revenues which increased to $3.0 million in 2000 from $500,000 in 1999.

            As a result of a higher number of lines in service, interconnection revenues for local calls received from Codetel and other carriers increased 113.8% to $6.2 million in 2000 from $2.9 million in 1999. Our average monthly churn rate for local service was 2.3% for 2000 compared to 1.8% in 1999. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period. The increase reflected our policy of financing installation fees for local access adopted in 1999. In October 1999, we reduced installation fees and stopped providing financing, which resulted in decreased monthly churn.

            Cellular and PCS. Our cellular and PCS revenues grew 35.2% to $35.8 million in 2000 from $26.5 million in 1999. The growth in the Company's wireless operations' was the result of a 61.9% increase in subscribers. At December 31, 2000, we had 284,991 cellular and PCS subscribers compared to 176,080 at December 31, 1999. As a result of a higher average subscriber base, airtime minutes increased 27.8% to 166.6 million in 2000 from 130.4 million in 1999. We attribute the substantial growth of our subscriber base to the continued success of our prepaid cellular program.

            Prepaid cellular and PCS services generated approximately 59% of our total airtime minutes and 58.7% of total cellular and PCS revenues in 2000. Prepaid revenues increased by 44.1% to $20.9 million in 2000 from $14.5 million in 1999. Our average monthly churn rate for cellular and PCS services increased to 3.1% in 2000 from 1.8% in 1999 reflecting primarily our decision in the fourth quarter to eliminate lower revenue generating prepaid customers by shortening the expiration of our prepaid cards to 30 days.

            Interconnection revenues attributed to airtime traffic received from Codetel and other carriers increased by 22.4% to $4.3 million in 2000 from $3.5 million in 1999 due to a larger subscriber base, as well as a higher volume of incoming minutes received by prepaid cellular and PCS subscribers.

            Paging. Paging revenues decreased 36.8% to $1.7 million in 2000 from $2.7 million in 1999, primarily as a result of the Company's decision to focus on having new customers move away from paging services and into prepaid cellular services. At December 31, 2000, we had 21,622 paging subscribers compared to 28,737 paging subscribers at December 31, 1999. Our average monthly churn rate for paging services increased to 3.4% in 2000 from 2.3% in 1999.

            Sale of equipment. Revenues from the sale of equipment decreased 31.6% to $5.3 million in 2000 from $7.7 million in 1999, primarily as a result of lower sales of customer premise equipment and cellular and PCS handsets. We have entered into arrangements for the distribution of cellular and PCS services through major electronics retailers. We believe that these arrangements will decrease equipment sales revenues but will add subscribers and increase cellular and PCS service revenues.

            Installation and activation. Installation and activation revenues decreased 11.3% to $13.7 million in 2000 from $15.5 million in 1999. The decrease in installation and activation revenues was due to an aggressive promotional marketing strategy undertaken during 2000, which included lowering subscriber activation fees for wireless and local access service, and the effect of adopting a new accounting pronouncement, SAB 101, resulting in the deferral of the recognition of installation revenues and activation fees over a period of approximately 35 months.

            Operating Costs. Major components of operating costs are:

            o satellite connections and carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic and payments for international satellite circuit leases;

            o interconnection costs, which are access charges paid primarily to Codetel; and payments for international satellite circuit leases;

            o depreciation of network equipment and leased terminal equipment, and non-network depreciation expense;

            o     expenses in lieu of income tax; and

            o general and administrative expenses, which include salaries and other compensation to personnel, non-network depreciation, maintenance expenses, marketing expenses and other related costs.

            Our operating costs increased to $183.3 million in 2000 from $129.4 million in 1999. These results reflect increased satellite connection and carrier costs associated with higher volumes of international traffic; higher general and administrative expenses primarily from increased commissions due to the growth of the Company's retail operations in the U.S.; and higher network depreciation expenses resulting from the Company's capital investment and domestic and international network expansion programs. As a percentage of revenues, operating costs increased to 81.7% in 2000 from 75.7% in 1999.

            Satellite connections and carrier costs. Satellite connections and carrier costs increased by 57.0% to $68.6 million in 2000 from $43.7 million in 1999, primarily as a result of higher outbound carrier costs, as well as higher interconnection costs. Outbound carrier costs increased by 86.1% to $35.6 million in 2000 from $19.1 million in 1999.

The increase was attributable to increased international traffic through our Tricom USA hubbing operations. Interconnection costs increased by 37.9% to $27.0 million in 2000 from $19.8 million in 1999, the result of a higher volume of inbound traffic terminating in Codetel's network.

            Network depreciation and depreciation expense. Network depreciation increased 83.6% to $29.3 million in 2000 from $16.0 million in 1999, as a result of the continued investments in the Company's local and international networks, including telecommunications equipment and facilities. Depreciation expense with respect to other fixed assets grew 40.6% to $6.8 million in 2000 from $4.9 million in 1999.

            Expense in lieu of income taxes. We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes during 2000 decreased by 20.3% to $10.2 million from $12.8 million in 1999. The decrease reflects increases in international costs, interconnection costs and accounts receivable reserve which are deducted from revenues in calculating the tax and which increased at a greater rate than the increase in domestic revenues on which the tax is based.

            General and administrative. General and administrative expenses, excluding depreciation expense, increased 36.9% to $63.9 million in 2000 from $46.6 million in 1999. The increase in the amount of general administrative expenses reflected the greater amount of commissions paid to wholesale distributors of prepaid cards as a result of higher revenues from sales of the cards and increased personnel costs due to a higher employee headcount. At December 31, 2000, we had 1,740 employees compared to 1,534 employees at December 31, 1999. As a percentage of total operating revenues, general and administrative expenses, excluding depreciation expense, increased to 28.5% in 2000 compared to 27.3% in 1999.

            Other costs. Other costs which consist of the cost of sale from local, wireless and prepaid services decreased by 17.7% to $4.5 million in 2000 from $5.4 million in 1999, primarily as a result of the lower cost of sale from residential telephones, cellular and PCS handsets and paging units.

            Operating Income. Operating income was approximately $41.0 million in 2000 compared to $41.5 million in 1999. Operating income as a percentage of total operating revenues decreased to 18.3% in 2000 from 24.3% in 1999.

            Other Income (Expenses). Other expenses increased to $31.2 million in 2000 from $19.2 million in 1999 reflecting increased interest expenses resulting from higher short-term bank borrowings and vendor financing used to purchase network and telecommunications equipment.

            Net Earnings (Loss). Earnings before cumulative effect or accounting change totaled $9.2 million, or $0.33 per share, in 2000 compared to $22.2 million, or $0.89 per share, in 1999. Including the $16.5 million cumulative effect of accounting change for the adoption of SAB 101, we had a net loss of $7.2 million, or $0.26 per share, in 2000.

            EBITDA. Earnings before interest and other income, taxes and depreciation and amortization increased by 16.8% to $87.7 million in 2000 from $75.1 million in 1999. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

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

            Sale of equipment. Revenues from the sale of equipment increased 86.9% to $7.7 million in 1999 from $4.1 million in 1998. The increase was attributable to higher sales of customer premise equipment, including private branch exchanges and key telephone systems, residential telephones and cellular and PCS handsets in 1999. We have entered into arrangements for the distribution of cellular and PCS services through major electronics retailers. We believe that these arrangements will decrease equipment sales revenues but will add subscribers and increase cellular and PCS service revenues.

            Installation and activation. Installation and activation revenues increased 19.8% to $15.5 million in 1999 from $12.9 million in 1998, as a result of our adding 59,513 gross local access lines and 96,363 gross cellular and PCS customers during 1999 compared to 43,198 gross local access lines and 97,778 gross cellular additions in 1998. The increase in installations in 1999 helped offset reductions in installation fees for local lines as part of the rate rebalancing plan that took effect January 1, 1999.

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

Effects of Inflation

            The annual inflation rate in the Dominican Republic was 7.8% for 1998, 5.1% for 1999 and 9.0% for 2000. The effects of inflation on our operations have not been significant.

Change in Functional and Reporting Currency

            Through December 31, 1996, we used the Dominican peso as our functional and reporting currency. While a significant portion of our revenues, assets and liabilities historically were denominated in U.S. dollars, a clear determination of the functional currency was difficult, and we used the Dominican peso as our functional currency. However, in our opinion, with the issuance of the 11 3/8% senior notes due 2004, in August 1997, our cash flows and financial results of operations are more appropriately presented in the U.S. dollar as the functional currency. Effective January 1, 1997, we changed our functional currency from the Dominican peso to the U.S. dollar. Our financial statements for periods prior to January 1, 1997 have not been restated for this change in the functional currency. However, we did retroactively change our reporting currency to the U.S. dollar.

Liquidity and Capital Resources

            Substantial capital is required to expand and operate our telecommunications networks. For 2000, we made capital expenditures of $167.1 million for the installation of additional local access lines, enhancement of our cellular and PCS network, expansion of international facilities and other network improvements. Expansion of international facilities included the installation of a switch in New York and investments in submarine fiber optic cables. We currently anticipate making capital expenditures of approximately $133 million in 2001 for increasing capacity and coverage in our local access and mobile networks, expanding our international facilities to support increased traffic volume, expanding our local network and other international expansion and for the implementation of our Central American strategy. In Central America, capital expenditures will consist of investments in a mobile switching office in Panama and enhanced base transceiver stations and mobile backhaul for Panama, Guatemala and El Salvador. However, the amounts to be invested for these purposes will depend upon a number of factors, including primarily the demand for our services.

            In addition, as we expand our operations into new areas we will be required to support increased working capital and capital expenditure needs. We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short and long-term borrowings, trade finance, capital leases, vendor financing and equity and debt issuances. We believe our cash generated by operations and borrowings available to us will be sufficient to fund our expected capital expenditures through the end of 2001. We frequently evaluate potential acquisitions and joint venture investments. Acquisitions or investments may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms which we find acceptable or at all.

            Net cash provided by operating activities was $31.5 million for 1999 and $42.3 million for 2000. We had net accounts receivable of $26.1 million and $32.1 million at December 31, 1999 and December 31, 2000.

            Our indebtedness was approximately $398.8 million at December 31, 2000, of which $200.0 million was our 113/8% senior notes due 2004, $76.7 million was in long-term borrowings and capital leases, with maturities ranging from two to six years, and $122.1 million was short-term bank loans, telecommunications equipment financings, trade financings and current portion of capital leases and of long-term debt. At December 31, 2000, our U.S. dollar borrowings, other than the 11 3/8% senior notes due 2004, had interest rates ranging from 9.8% per annum to 12.9% per annum, and our peso borrowings had interest rates ranging from 24% per annum to 26% per annum. At December 31, 2000, our U.S. dollar borrowings, other than the 11 3/8 senior notes due 2004, totaled $189.1 million and our peso borrowings totaled $9.7 million.

            We have credit facilities which, in the aggregate, permit us to borrow up to $265.7 million. At December 31, 2000, there was $198.8 million outstanding under these facilities. We had approximately $66.9 million available for borrowing under these facilities, of which $31.2 million was under facilities with maturities of less than one year.

            At December 31, 2000, we had $79.7 million of short-term and long-term, credit facilities with Dominican banks and institutions and $186.1 million of U.S. dollar-denominated credit facilities with international banks. We expect that we will reborrow amounts we pay with such proceeds to fund a portion of our capital expenditures and our working capital requirements beginning in 2002. However, our current lenders may be unable or unwilling to lend to us in the future.

            At December 31, 2000, our current liabilities exceeded our current assets by $125.3 million. This reflects our short-term borrowings in the Dominican Republic with related companies, local and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business.

      We will seek additional credit facilities with international banks to refinance our short-term credit facilities. During 2000, we obtained credit guarantees from Export-Import Bank of the United States of up to $56 million for loans made by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other U.S. suppliers. At December 31, 2000, the amount of $20.2 million has been disbursed under this facility. The credit guarantees will be available for disbursement over a 12-month period and will be repayable over five years. We have discussed with Export-Import Bank of the United States a new facility that would provide additional credits of as much as $125 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

            We are managed by a Board of Directors, the members of which, in accordance with our by-laws, are elected at the annual shareholders' meeting and serve for a period of one year. The Board of Directors is composed of a Chairman, Vice President, Treasurer, Secretary and eight additional members. The Board of Directors meets at least once every three months. Special meetings of the Board of Directors may be held at any time.

            The names of our executive officers and directors of are set forth below together with their ages at December 31, 2000 and current positions.

            Name                     Age               Position
---------------------------------- ------- -------------------------------------
Board of Directors

Named by GFN Corporation, Ltd.:
Manuel Arturo Pellerano Pena         46    Chairman
Hector Castro Noboa                  59    Vice President
Marcos J. Troncoso                   52    Secretary
Carl H. Carlson                      43    Treasurer
Juan Felipe Mendoza                  46    Director
Anibal De Castro                     52    Director

Named by Motorola, Inc.:
Kevin Wiley                          41    Director
Jesus Barona                         39    Director
Carl O. Barry                        41    Director
Peter Rojas                          45    Director

Independent Directors:
Fernando Rainieri                    53    Director
Jose Manuel Villalvazo               54    Director

Executive Officers

Manuel Arturo Pellerano Pena         46    President
Marcos J. Troncoso                   52    Executive Vice President of
                                           International Business Development
                                           and Member of the Office of the
                                           President
Carl H. Carlson                      43    Executive Vice President and Member
                                           of the Office of the President
Carlos F. Vargas                     47    Vice President of Corporate Center
                                           and Chief Financial Officer
Virgilio Cadena del Rosario          48    Vice President, Engineering TRICOM
                                           Latin American Division
Carlos Ramon Romero                  48    Vice President, Customer Relationship
                                           Management
Lorenzo Vicens                       43    Vice President, Planning, Marketing
                                           and Business Division
Valeriano Valerio                    42    Vice President, Network Engineering
                                           and Operations
Ramon Tarrago                        37    Vice President, International
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

The Directors are elected annually at the Annual General Meeting of Shareholders. Each Director (when ever elected) holds office until the next Annual General Meeting of Shareholders following his election and until his successor is elected or until his earlier resignation or removal.

As of this date, no date has been set for the Annual General Meeting of Shareholders.

      Manuel Arturo Pellerano Pena has served as our Chairman of the Board of Directors and President since August 1994 and as a member of our Board of Directors since our formation in January 1988. Mr. Pellerano has served as the Vice President of Bancredito, a bank affiliated with GFN and one of the largest commercial banks in the Dominican Republic, since March 1989. Mr. Pellerano has been a member and the Vice President of the Board of Directors of GFN since April 1989. Mr. Pellerano graduated from Universidad Nacional Pedro Henriquez Urena with a degree in economics.

      Hector Castro Noboa has served as the Vice President of our Board of Directors since August 1994 and has served as a member of our Board of Directors since our formation in January 1988. He has served as a director and Executive Vice President of GFN since April 1989. Between March 1993 and September 1997, Mr. Castro served as the Executive Vice President of Bancredito. Mr. Castro also held various positions at the Deutsche Sudamerikanische Bank (Germany), Citibank (as Marketing Vice President), Bonanza Dominicana (as Financial Vice President), Banco Metropolitano (as Financial Advisor) and Universidad Nacional Pedro Henriquez Urena (as a professor of international economics and macroeconomics). Mr. Castro graduated from Madrid's Universidad Complutense where he studied business economics.

      Marcos J. Troncoso has served as our Executive Vice President since March 1992, as Secretary of the Board of Directors since our formation in January 1988 and as Member of the Office of the President since September 1995. Prior to assuming these positions, Mr. Troncoso served as Executive Vice President of GFN beginning in May 1979. Mr. Troncoso received a law degree from Universidad Nacional Pedro Henriquez Urena and a BS degree in business administration with a major in accounting from the University of Puerto Rico.

      Carl H. Carlson, our Executive Vice President since March 1998, has served as Treasurer of the Board of Directors since January 2000 and as a Member of the Office of the President since September 1995. Mr. Carlson was a Senior Vice President from March 1993 until March 1998 and Chief Financial Officer from September 1993 until September 1995. Mr. Carlson served as a Vice President of Finance and Administration from December 1989 until September 1993. Mr. Carlson was an Assistant Vice President for GFN's insurance division from 1987 until December 1989. From 1983 to 1987, Mr. Carlson was a Vice President at Chase Manhattan Bank. Mr. Carlson is a graduate of Instituto Technologico de Santo Domingo where he majored in business administration and accounting and finance. Mr. Carlson earned an MBA from a joint program between the University of South Carolina and Pontifica Universidad Catolica Madre y Maestra.

      Carlos F. Vargas has served as our First Vice President of the Finance and Administrative Division and as the Chief Financial Officer since July 1996. Immediately prior to his arrival, Mr. Vargas was employed by Bancomercio, S.A., where he held the positions of Vice President, Assistant to the President and Executive Vice President of Finance and Operations from May 1992 until July 1996. Mr. Vargas served as Executive Vice President of Finance and Operations at Banco Popular Dominicano and the Finance Vice President at Grupo Financiero Popular from 1982 until May 1992. Mr. Vargas was employed by Coopers & Lybrand as an audit manager from 1974 until 1982. He is a certified public accountant and earned his degree in accounting from Universidad Nacional Pedro Henriquez Urena.

      Virgilio Cadena del Rosario has served as our Vice President Engineering TRICOM Latin American since June 2000. Mr. Cadena was First Vice President of Planning and Operations since from September 1995 until June 2000. Mr. Cadena was the Second Vice President of Planning and Operations between July 1991 and September 1995 and Telecommunications Manager from July 1989 until July 1991. Mr. Cadena graduated with a degree in electromechanical engineering from the Universidad Autonoma de Santo Domingo and studied at the Electrical Engineering Department of the University of Kyoto in Japan.

      Carlos Ramon Romero has served as our Vice President of our Customer Relationship Management Division since July 2000. He was First Vice President of the Residential and Business Division from July 1996 until July 2000. Immediately prior to his arrival, Mr. Romero served as chief executive of a brokerage company which he started in February 1994. Mr. Romero served as Vice President of the Technical Area of Compania Nacional de Seguros, a subsidiary of GFN, from 1980 until February 1994. Mr. Romero earned a BA in International Services from the Universidad Nacional Pedro Henriquez Urena, where he has since held various academic posts.

      Lorenzo Vicens has served as our First Vice President of the Residential and Business Division since July 2000. Prior to his arrival, Mr. Vicens served as Vice President of Marketing at Banco Popular Dominicano from February 1997 until July 2000. Mr. Vicens has extensive experience as a consultant and coordinator of company restructure procedures, working closely with local government agencies and the United Nations. Mr. Vicens holds a BS in Electro-Mechanic Engineering Technology and an MBA from the Pontificia Universidad Catolica Madre y Maestra and a PHD in Business Administration from the University of South Carolina.

      Valeriano Valerio has served as our First Vice President of Planning and Operations since June 2000 and as Second Vice President of Institutional Relationships between June 1995 and June 2000. Mr. Valerio graduated with a degree in Electrical Engineering from the Universidad Pedro Henriquez Urena and studied at the Nippon Telegraph and Telephone Public Corporation of Tokyo, Japan.

      Ramon Tarrago has directed the International Division since its organization as a separate business unit in July 1996 as First Vice President. He was a Second Vice President of the Corporate Center from August 1995 until July 1996. He was a Second Vice President of the International Division from August 1995 until July 1996. He was Director of International Relations from November 1993 until August 1995. From February 1992 until November 1993, he was our Director of Finance. Between May 1991 and February 1992, he was a management associate in the Corporate Banking Unit at the Santo Domingo branch of Citibank. Mr. Tarrago worked for the World Bank's International Finance Corporation in Washington, D.C. from May 1990 to September 1990 and for Bancredito between October 1986 and March 1988. He is the former dean of the MBA program at the Pontificia Universidad Catolica Madre y Maestra and has held an academic post at the Instituto Tecnologico de Santo Domingo. Mr. Tarrago holds both a BA in economics from Universidad Nacional Pedro Henriquez Urena and an MBA with a finance concentration from the Virginia Polytechnic Institute and State University.

      Juan Felipe Mendoza has been a member of our Board of Directors since June 1997. Mr. Mendoza currently serves as Chief Executive Officer of Bancredito and President of Compania Nacional de Seguros. He was recently elected Vice President of FIDES (Inter-American Federation of Insurance Companies) and its regional commission for Central America and the Caribbean. Mr. Mendoza is a director of Reaseguradora Nuevomundo, Caribbean Hotel Association Insurance Company, Bancredito and GFN Corporation USA. Mr. Mendoza joined GFN in 1977. Prior to joining GFN, Mr. Mendoza was employed in the Internal Audit Department for the Caribbean of the Royal Bank of Canada. Mr. Mendoza graduated from Universidad Nacional Pedro Henriquez Urena and also attended Specialized Insurance Training Programs at Royal Global Insurance of New York and Swiss Insurance Formation Center, Swiss Re, Switzerland. Mr. Mendoza is a certified public accountant.

      Anibal De Castro has been a member of our Board of Directors since May 1998, and has served as President of Editorial AA, a subsidiary of GFN, since May 1994. Mr. De Castro has served on the Board of Directors of Corporacion Dominicana de Electricidad (C.D.E), the country's state-owned electric utility provider from 1979 to 1982, and currently serves on the Board of Directors of several Dominican companies and professional associations including Banco de la Pequena Empresa and Fondo de Financiamiento de la Micro-Empresa. Mr. De Castro graduated from Universidad Autonoma de Santo Domingo with a degree in journalism and holds a B.A. in economics from the University of East Anglia in Great Britain.

      Kevin J. Wiley has been a member of our Board of Directors since December 1998. Mr. Wiley has been employed by Motorola Network Management Group as the Director of Regional Cellular Operations for the Latin America Region since October 1998. Prior to joining Motorola in July 1997, Mr. Wiley was the Vice President and General Manager of Aliant Cellular Communications from July 1995 to July 1997. Mr. Wiley has been involved in various positions within the wireless telecommunications industry throughout his entire career. Mr. Wiley graduated from Creighton University with a B.S. in finance and management.

      Jesus Barona has been a member of our Board of Directors since December 1998 and served as the Director of Business Operations in Latin America since April 1997. Prior to joining Motorola, Mr. Barona served as the Director of Marketing and Operations for BellSouth Panama from January 1996 to March 1997. From December 1992 to March 1996, Mr. Barona served as the Senior Manager of Marketing Operations for BellSouth International. Mr. Barona holds a degree in marketing from Columbia Business School.

      Carl Barry has been a member of our Board of Directors since January 2000. He has been employed since 1991 by Motorola, including as Senior Operations Controller since February 1996, Pan American Service & Quality Operation Controller from July 1993 until February 1996 and another Manufacturing Controller from November 1991 until June 1993. Prior to joining Motorola, he was a Price Waterhouse Audit Manager for eight years. Mr. Barry holds a BA in Business Administration from the University of Puerto Rico and is a Certified Public Accountant.

      Peter Rojas has been a member of our Board of Directors since January 2000. Mr. Rojas joined Motorola in December 1999 as a Director of Latin American Business Development. He was Vice President of both Sales and Business Development in Latin America for GE Capital Spacenet from April 1996 until December 1998 and Gilat Latin America from December 1998 until November 1999. Mr. Rojas has a Bachelor of Science in Mechanical Engineering Technology from the Virginia Polytechnic Institute and an MBA from Drexel University.

      Fernando Antonio Rainieri has been a member of our Board of Directors since July 1998. Mr. Rainieri served as Advisor to the Central Bank of the Dominican Republic since December 1990 to August 1996, as the Dominican Republic's Secretary of Tourism from August 1986 to August 1990 and Advisor to the World Tourism Organization from 1988 to 1990. From 1979 to 1985, Mr. Rainieri served as General Director of the Fund for the Development of Tourism Infrastructure (INFRATUR). From 1970 to 1975, Mr. Rainieri held positions as Executive Assistant at Gulf & Western Americas Corporation. In addition, Mr. Rainieri is currently on the Board of Directors of several Dominican companies including Fimaca, Servicios Aereos Dominicanos, La Antillana Comercial, Helados Bon, Inversiones Bohechio. Mr. Rainieri holds a bachelors degree in Business Administration and a degree in marketing from Texas A & M University.

      Jose Manuel Villalvazo has been a member of our Board of Directors since July 1998. A pioneer in the Mexican cellular industry, Mr. Villalvazo has been an active member of the wireless and satellite communication sectors. In 1990 Mr. Villalvazo co-founded Baja Cellular, the Band A service provider in the northwestern region of Mexico, and in 1993 he founded Leo One Panamericana, a Mexican-based low-earth orbiting satellite service providing mobile data services throughout Latin America. Since 1989 he has served as the Chairman and CEO of Tecelmex, a holding company with interests in mobile communication. Other positions within the telecommunications industry which Mr. Villalvazo has held have included Vice-Chairman of the Mexican Association of Cellular Telephone Concessionaires (AMCEL) from 1992 to 1995, and Chairman, as well as founder, of the Latin American Cellular Industry Association (ALACEL) from 1994 to 1996. Since 1992 he has served as a Member of the Mexican delegation to the Inter-American Telecommunications Commission (CITEL). Mr. Villalvazo is a certified public accountant and has a MBA from the University of Mexico.

Executive Compensation

            The aggregate amount of compensation we paid during the fiscal year ended December 31, 2000 to our directors and executive officers, as a group (16 persons), was $2.1 million.

EMPLOYEES.

            At December 31, 2000, we had 1,740 employees. Of this number, 30 were executives, 165 were managers, and the remaining 1,545 were technicians, salesmen, service and staff employees. The Company believes that this number may increase over the next several years as the Company expands its network and its customer base. None of the Company's employees belong to labor unions. The Company believes that it has good relations with its employees

SHARE OWNERSHIP

      We refer to Item 7 for information with respect to Manuel Arturo Pellerano Pena, who, to our knowledge, is the only director with 1% or greater percentage of ownership in Tricom.

      In connection with our initial public offering, our Board of Directors adopted, and GFN and Motorola approved, our 1998 Long-Term Incentive Plan pursuant to which 750,000 shares of Class A common stock were reserved for issuance. Our Board of Directors, which administers the plan, has granted options to purchase an aggregate of 519,630 shares of Class A common stock to directors, officers and employees. The options granted expire on the tenth anniversary of the date of grant and, commencing on or about May 4, 2001, will become exercisable with respect to 37.5% of the shares of Class A common stock subject to the option. At December 31, 2000, there were 230,370 shares available for grant under the plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      The following table sets forth certain information known to us with respect to beneficial ownership of the common stock at February 22, 2001 (unless otherwise indicated) by each person, to our knowledge, who beneficially owns 5% or more of the common stock and all officers and directors as a group. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them.

      For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. Information relating to the percentage beneficially owned is calculated in accordance with SEC rule 13d-3 and includes for each of Oleander Holdings Inc. and Motorola the shares of Class A common stock issuable upon conversion of the Class B stock owned by it. Each share of Class B stock is freely convertible at any time into one share of Class A common stock, subject to adjustment, and may not be transferred except to GFN, Motorola or permitted transferees, as defined. Each share of Class B stock has ten votes and of Class A Common Stock has one vote. All of the shares owned by GFN and Motorola are Class B stock and represent 100% of the outstanding shares of Class B stock. If all of the Class B shares were converted to Class A Common Stock, then Oleander Holdings, Inc. would own 39.8% of the Class A Common Stock and Motorola 26.5% of the Class A Common Stock.

                                                                Shares          Percentage of        Percentage of
                                                             Beneficially    Shares Beneficially    Class B Shares
Shareholder                                                     Owned               Owned         Beneficially Owned
-----------------------------------------------------------  --------------  -------------------  ------------------
Oleander Holdings, Inc.(1)...........................        11,486,726              39.8                 60.0
Motorola, Inc........................................         7,657,818              26.5                 40.0
Orient Star Holdings LLC.............................         1,175,000(2)           12.1                 --
Prime 66 Partners, L.P...............................         1,174,000(3)           12.1                 --
WaterView Capital Management LLC.....................         1,500,000(4)           15.5                 --
Directors and executive officers as a group (16 persons)     11,583,668(5)           39.8                 60.0

      (1) Oleander Holdings, Inc., a Panamanian corporation, is a wholly owned subsidiary of GFN. GFN is controlled by Manuel Arturo Pellerano Pena, our Chairman of the Board of Directors and President, and members of his family.
      (2) Inmobiliaria Carso, S.A. de C.V., as the sole member of Orient Star Holdings LLC, is deemed to beneficially own indirectly the ADSs owned directly by Orient Star Holdings LLC. Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim and Johanna Monique Slim Domit own all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V., and are deemed to beneficially own indirectly the ADSs deemed beneficially owned by Inmobiliaria Carso, S.A. de C.V. and directly owned by Orient Star Holdings

      LLC. This information is based on a Schedule 13-G dated November 6, 2000 and filed with the Securities and Exchange Commission.
      (3) P-66 Genpar, L.P., a Texas limited partnership, and P-66, Inc., a Texas corporation, as the two general partners of Prime 66 Partners, L.P., Carmel Land & Cattle Co., a Texas corporation, as the sole general partner of P-66 Genpar, L.P., and the Sid R. Bass Management Trust, a revocable Texas trust and the sole shareholder of P-66, Inc., may be deemed to be the beneficial owners of the shares of Class A common stock. In his capacity as the sole shareholder of Carmel Land & Cattle Co., William P. Hallman, Jr. may be deemed to be the beneficial owner of the shares. As Trustee of the Sid R. Bass Management Trust, Sid R. Bass may also be deemed the beneficial owner of the shares. This information is based on a
      Schedule 13G/A dated February 13, 2001 and filed with the Securities and Exchange Commission.
      (4) WaterView Capital Management LLC, a Delaware limited liability company, possesses sole power to vote and direct the disposition of all shares held by WaterView Partners, L.P., a Delaware limited partnership, which owns 958,500 shares, and of D&DF WaterView Partners, L.P., a Delaware limited partnership, which owns 41,500 shares. Georgica Advisors LLC, a Delaware limited liability company, is the holder of, and possesses sole power to vote and direct the disposition of 500,000 shares. WaterView Capital Management LLC and Georgica Advisors LLC may act together, from time to time, with respect to the shares. Each of the entities discussed above is deemed to beneficially own 1,500,000 shares or 15.5% of the Class A Shares. This information is based on a Schedule 13-D dated November 15, 2000 and filed with the Securities and Exchange Commission.
      (5) Includes 11,486,720 shares of Class B stock that may be deemed to be beneficially owned by Mr. Pellerano, our Chairman of the Board of Directors and President, in his capacity as a controlling person of GFN. Does not include 313,420 shares of Class A common stock issuable upon exercise of options that are exercisable commencing in 2001 and through 2008.

            Motorola Inc. has announced its intention to sell its shares of Class B stock. Our By-laws provide that upon transfer of such shares (unless to GFN or one of its affiliates), these shares will convert to Class A common stock.

            Shareholders Agreement

      Each of the current members of the Board of Directors has been elected pursuant to an amended and restated shareholders agreement, dated as of May 8, 1998, among TRICOM, Motorola, Oleander, Zona and certain nominal shareholders that are affiliates of GFN or TRICOM.

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

      Each of Motorola and GFN will be entitled to nominate one independent director so long as it together with its permitted transferees owns at least 25% of the issued and outstanding shares of Class B stock. In calculating the number of shares of Class B stock owned by either GFN or Motorola, there will be included the number of shares of Class B stock owned by any of it permitted transferees, as defined.

      The composition of the Board of Directors is intended to approximate the respective ownership interests of GFN (11,486,720 shares of Class B stock, representing 39.8% of the shares of common stock and 60% of the shares of Class B stock and 57% of the total voting power), Motorola (7,657,818 shares of Class B stock, representing 26.5% of the shares of common stock and 38% of the shares of Class B stock and 38.8% of the total voting power) and the public. The number of directors other than independent directors that GFN or Motorola each may designate will change if its percentage ownership of Class B stock changes as follows:

            o if GFN and Motorola each owns 50% of the then outstanding shares of Class B stock, each would have the right to designate five directors;

            o     if either GFN or Motorola owns shares of Class B stock

            1. greater than 50% but less than or equal to 60% of the then outstanding shares of Class B stock, it would designate six directors and the other four directors;
            2. greater than 60% but less than or equal to 70% of the then outstanding shares of Class B stock, it would designate seven directors and the other three directors;
            3. greater than 70% but less than or equal to 80% of the then outstanding shares of Class B stock, eight directors and the other two directors;
            4. greater than 80% but less than or equal to 90% of the then issued and outstanding shares of Class B stock, nine directors and the other one director; or
            5. greater than 90% of the issued and outstanding Class B stock, all ten directors.

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

      In addition, approval by the independent directors is required for any transaction that has a fair market value exceeding $1.0 million which we enter into with either GFN or Motorola and their respective affiliates. The vote of a majority of the directors present at a duly convened meeting is required for all other board actions (and at such time that Motorola or GFN owns less than 25% of the then outstanding shares of Class B stock for the four actions specified as requiring a greater vote).

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

            Voting Agreements for the 11 3/8% Senior Notes due 2004

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

            o a payment default under any debt instrument for money borrowed by us or any of our guarantor subsidiary (except any such subsidiary that is not a significant subsidiary, as defined); or

            o our failure or the failure of any significant subsidiary to pay final judgments aggregating in excess of $10.0 million within 60 days after the date for which any period for appeal has expired and during which a stay of enforcement of such judgment shall not be in effect.

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

      If we incur any indebtedness that constitutes senior facilities under the senior note indenture and the lender or lenders under such senior facilities are granted a lien by Oleander and Motorola in respect of the voting stock, then provided that (1) the trustee is granted a lien or similar interest in respect of the voting stock by Oleander and Motorola for the benefit of the holders, which lien will be subordinated and subject to the prior rights and claims of the senior lenders and TRICOM, and (2) the holders, the trustee and all senior lenders enter into an escrow agreement and an intercreditor agreement, then the proxy rights granted under the voting agreement will be suspended and the trustee will not have the right to exercise such rights until such time as the senior facilities are repaid in full.

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

            Certain Transactions with Principal Shareholders

GFN

      GFN is one of the Dominican Republic's largest privately held companies, with interests in insurance, finance and publishing. GFN provides a number of managerial services to its affiliated companies, including TRICOM, for which the affiliated companies are billed based upon the number of hours that a particular GFN employee spends on providing such services and other factors. GFN employees have provided to us internal auditing, public relations, management information services, legal and personnel management services. For 1998, 1999 and 2000, we paid to GFN $494,125, $167,470 and $234,348, respectively, for such services. GFN also provides us with security services for which we paid $111,460, $77,382 and $227,001 in 1998, 1999 and 2000, respectively. We anticipate that we will continue to receive such services from GFN.

      We lease premises and equipment from GFN and its affiliates. During 1998, 1999, and 2000, we paid to GFN and its affiliates $44,610, $108,578 and $157,600, respectively, for the use of premises and equipment.

      During 1999 we bought land from an unaffiliated third-party for $1,826,625 which we later sold to an affiliate of GFN for $2,724,458. We also entered into various capital leases with an affiliate of GFN for $26,244,000 during 1999 and 17,691,845 during 2000. In 2000, we sold our Internet portal to GFN affiliate for approximately $2.3 million. In 1999 we had capital lease obligations of $26.2 million and in 2000 of 17.7 million.

      We provide life insurance to our employees and have obtained other insurance through Compania Nacional de Seguros, a GFN affiliated insurance company. We paid insurance premiums to affiliates of GFN totaling $1.5 million, $2.0 million and $4.1 million in 1998, 1999 and 2000, respectively.

      We provide telecommunications services to GFN and its affiliated companies. GFN and its affiliated companies paid us $0.8 million, $2.0 million and $1.9 million for such services in 1998, 1999 and 2000, respectively.

      GFN affiliated banks have loaned us funds. We had borrowings from GFN affiliated banks, including financing of letters of credit on open accounts, in the aggregate principal amounts of $17.9 million at December 31, 1999 and $31.4 million at December 31, 2000.

Motorola

      We have purchased telecommunications equipment from Motorola, particularly for the development of our mobile cellular system and our wireless local loop for aggregate consideration of approximately $2.3 million, $23.1 million and $20.3 million during 1998, 1999, and 2000, respectively. In July 2000, we also have entered into an infrastructure supply agreement to buy systems and license the iDEN technology from Motorola for use in Central America. We placed an order for an initial system for Panama, for $20 million, concurrently with the execution of the agreement but have not placed any other orders to date.

            Other Transactions

      We have purchased mortgage participation contracts from savings and loan associations in the Dominican Republic that are maintained as compensating balances for mortgage loans made by these associations to several of our officers. At December 31, 1999 and 2000, these mortgage participation contracts totaled $2,710,572 and $3,289,459, respectively.

ITEM 8. FINANCIAL INFORMATION

See "Item 18. Financial Statements"

OTHER FINANCIAL INFORMATION

LEGAL PROCEEDINGS

      In August 1999, a Dominican company, DCS International S.A., and two individual plaintiffs whom in our belief are officers or employees of DCS, sued us before Dominican courts for alleged losses and damages of up to approximately RD$200 million ($12 million) resulting from the imprisonment by Dominican authorities of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that we instigated following an irregular increase in telephonic traffic at certain telephone numbers. We requested that the court dismiss the action because of lack of jurisdiction. The court granted our motion to dismiss and ruled that the plaintiffs should cover the costs of the proceedings. The plaintiffs have resubmitted the action before the proper court and, after numerous requests and hearings before the Court, the case is now pending decision from the Judge of the Civil and Commercial Court Room of the Third Circumscription of the Court of First Instance of the National District of Santo Domingo. After consulting with legal counsel, we believe that this matter will not have a material adverse effect on our results of operations and financial position.

      There are no other legal proceedings to which we are a party, other than routine litigation incidental to our business which is not otherwise material to our business or financial condition.

ITEM 9. THE OFFER AND LISTING

American Depositary Shares

      The ADSs are traded on the New York Stock Exchange under the symbol "TDR". Shares of Class A common stock are not traded on any other exchange or automated quotation system. At April 30, 2001, there were 30 record holders in the United States of the ADSs.

      The following tables provides the high and low prices for the ADSs on the New York Stock Exchange for (1) each quarter since we completed our initial public offering on May 4, 1998 and (2) each of the most recent six months.

                                               New York Stock Exchange
                                              -------------------------
                                                High              Low
                                              --------          -------
Year  ended December 31, 1998
Second Quarter........................         12 9/16            8 3/16
Third Quarter.........................         10 13/16           5 7/8
Fourth Quarter........................          7 1/2             3 7/16

Year  ended December 31, 1999
First Quarter.........................          9                 6
Second Quarter........................         11 5/8             6 1/8
Third Quarter.........................         12 7/16            7 9/16
Fourth Quarter........................         22 5/8             7 5/8


Year  ended December 31, 2000
First Quarter.........................         27.88             17.17
Second Quarter........................         21.19             14.31
Third Quarter.........................         19.25             14.63
Fourth Quarter........................         16.00              7.10

Monthly  for last six months                   New York Stock Exchange
                                              -------------------------
                                                High              Low
                                              --------          -------
2001
April.................................          7.80              6.15
March.................................          9.60              7.00
February..............................         11.30              9.45
January...............................         12.46              8.01

2000
December..............................         12.125             6.55
November..............................         16.50             12.00

ITEM 10 ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

      Board of Directors.

      The business and affairs of the Company is managed by the Board of Directors, which consists of not more than fifteen or less than eight persons. The Directors of the Company are elected annually at the Annual General Meeting of Shareholders. Each Director (whenever elected) holds office until the next Annual General Meeting of Shareholders following his election and until his successor is elected and qualified or until his earlier resignation or removal. Any Director may resign at any time upon written notice to the Board of Directors, to the Chairman of the Board or to the President of the Company. Any Director may be removed with or without cause at any time by an affirmative vote of a majority of the shareholders entitled to vote. If any vacancies occur in the Board of Directors, of if the authorized number of Directors shall be increased, the Directors then in office may continue to act, and such vacancies may be filled by a majority of the Directors then in office. Any such vacancies or newly created directorships also may be filled by an affirmative vote of a majority of the shareholders entitled to vote at a General Meeting of Shareholders called for such purpose. Regular meetings of the Board of Directors may be held at such places within or out of the Dominican Republic and at such times as the Board of Directors may from time to time determine. Special meetings of the Board of Directors may be held at any time or place within or outside of the Dominican Republic whenever called by the Chairman of the Board, by the President of by any two Directors. Any member of the Board of Directors may participate in a meeting of the Board of Directors by means of a telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other. At all meetings of the Board of Directors, the presence of a majority of the total number of Directors will constitute a quorum for the transaction of business. The vote of at least a majority of the Directors present at any meeting at which a quorum is present is necessary to constitute the act of the Board of Directors unless otherwise provided by applicable law.

      Purpose.

      Article 2 of our by-laws states that the purpose of the Company is: to provide, maintain and operate telecommunications systems in the Dominican Republic and elsewhere; to enter into such agreements as may be required to be interconnected to the switched public telephone network, as well as to any domestic networks rendering inter-urban services, as may be required by said telecommunications systems; and to construct, maintain, and exploit a private telecommunications system for the transmission of national and international calls and for the transmission or reception of messages and signals of any kind.

      Capital Stock

      Our authorized capital stock consists of 55,000,000 shares of Class A common stock and 25,000,000 shares of Class B stock. All of our outstanding shares are duly authorized, validly issued and fully paid. Both classes of capital stock vote together as a single class on matters except any matter that would adversely affect the rights of either class. These matters would need to be approved by a special meeting of the holders of the class of shares to be affected. The Class A common stock has one vote per share and the Class B stock has ten votes per share. The economic rights of each class of capital stock are identical,

      Registration and Transfer

      All shares are evidenced by share certificates in registered form. Dominican law requires that all shares be represented by a certificate, although a single certificate may represent multiple shares of stock. Certificates may be issued in nominative, bearer or to-order form. All of our share certificates are issued in nominative form. Dominican law also requires that all transfers, encumbrances and liens on nominative shares must he recorded in the share registry and only are enforceable against us and third parties after such registration has taken place. The Bank of New York will act as the registrar and transfer agent for the Class A common stock, except during shareholders meetings when we will maintain the share registry for the Class A common stock.

      Shareholders Meetings

      Shareholders are entitled to vote on all matters at ordinary or special shareholders' meetings. The board of directors will convene an annual shareholders' meeting at least once a year in order for shareholders to elect new directors and a vigilance officer, to acknowledge the vigilance officer's report, for management to report upon our financial performance and for the shareholders to decide whether or not to distribute dividends. Ordinary shareholders' meetings may be convened at other times in order to transact other business, including to remove directors. Special shareholders' meetings are convened in order to effect fundamental changes in our structure, including to approve amendments to our by-laws. Under our by-laws, shareholders' meetings may he convened by the Chairman of the Board of Directors, the President or a majority of the members of the board at any time, at the request of the holders of 30% of the shares entitled to he cast at such meeting and at the request of the vigilance officer in urgent circumstances, which are not defined under Dominican law. Shareholders meetings may he convened not less than 30 but not more than 60 calendar days after written notice has been mailed to shareholders, A majority of the shares entitled to he cast constitutes a quorum at all shareholders meetings. Our by-laws provide that holders of two-thirds of the votes entitled to be cast is required to approve:

o amendments to the by-laws, including increases or decreases of our authorized share capital;

o the issuance of shares of Class B stock in addition to those shares of Class B stock outstanding on the date of the adoption of the by-laws, except in connection with a dividend or other distribution with respect to, or a subdivision, consolidation or reclassification of all outstanding shares of stock;

o the declaration and payment of any dividend or distribution with respect to our capital stock;

o     any increase or decrease in the number of directors; and

o our voluntary winding up or liquidation or the filing of a bankruptcy petition.

      The affirmative vote of the holders of a majority of votes entitled to be cast is required to approve all other actions. Shareholders may vote by proxy, and the depositary will cast proxies as directed by the holders of the ADRS.

      Limitation of Officers' and Directors' Liability

      In addition to voting for directors at the annual shareholder's meeting, shareholders are asked to vote upon the performance of management. Our vigilance officer, an officer elected by the shareholders each year, delivers a report on our financial performance and other issues related to management's performance. If the holders of a majority of the votes entitled to he cast approve management's performance, all shareholders are deemed to have released the directors and officers from claims or liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions. and shareholders will likely fail in any suit brought in a Dominican court with respect to such acts or omissions. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. If the shareholders do not approve management's performance, the vigilance officer's report may form the basis of any suit brought by the shareholders against our officers and directors.

      Our by-laws provides that we will indemnify any person made or threatened to he made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director, officer, employee or agent or any of our predecessors, or serves or served any other enterprise as a director, officer, employee or agent at our request or any of our predecessors. We are required to pay any expenses reasonably incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately is determined that he or she is not entitled to be indemnified by us under our by-laws or otherwise. We may, by action of our Board of Directors, provide for the payment of such expenses incurred by our employees and agents as it deems appropriate.

      Liquidation Rights

      Each shareholder is entitled to a proportionate share of any of our assets available upon dissolution after the payment of debts owed to creditors. Shareholders are deemed to be creditors of our company to the extent of declared and unpaid dividends.

      Dividends

      Under Dominican law, only shareholders may authorize the declaration and payment of dividends. Shareholders are entitled to receive dividends in proportion to their respective capital participation, subject to adjustment as provided in the by-laws. Dividends are payable only from after-tax profits, and only after we have set aside at least 5% of our annual profits as a legal reserve (until such reserve equals 10% of paid-in capital). The by-laws provide that shareholders may only approve the declaration and payment of dividends or distributions if the declaration or payment of such dividend or distribution would not violate any obligation, contractual or otherwise, to which we or any of our subsidiaries are a party or by which any of them or their respective properties or operations are bound.

      Voting Rights

      The holders of Class A Common Stock and Class B Stock vote together with respect to all matters. Every holder of Class A Common Stock is entitled to one
(1) vote for each share of Class A Common Stock held and every holder of Class B Stock is entitled to ten (10) votes for each share of Class B Stock held by the number of shares of Class A Common Stock into which one share of Class B Stock is then convertible. Under our by-laws, Class B stock may not be transferred except to permitted transferees. Permitted transferees include (1) Oleander, (2) Motorola, (3) any subsidiary or affiliate, as defined, and (4) with respect to Oleander, Manuel Arturo Pellerano Pena and any member of the family of Manuel Arturo Pellerano Pena as of the date of the initial public offering that had an interest (including indirectly through any corporation, trust or entity) in Oleander and (A) the spouse or surviving spouse and natural and adopted children of any such family member, (B) any trust existing solely for the benefit of family members and any person who would be a permitted transferee of any such family member under clause (A) and any trustee of such trust, (C) upon the death of any such member or any person who would be a permitted transferee of any member under clause (A) above, such holder's estate or any executor, administrator or other legal representative of such holder, and (D) any corporation, partnership or other entity all of the outstanding equity interests of which are owned, or all of the outstanding voting power of which is controlled, directly or indirectly by, or any trust or similar entity the sole beneficiaries of which are, such members and their permitted transferees. If, despite such restrictions on transfer, a shareholder owning shares of Class B stock transferred its shares to a person or entity other than to Oleander, Motorola or a permitted transferee, the shareholder will only become entitled to one vote per share. If, with respect to any shares of Class B stock owned by Oleander and its permitted transferees, the shares of common stock owned by Oleander and its permitted transferees constitute less than 10% of the outstanding common stock, such share of Class B stock will entitle the holder to one vote per share. If, with respect to any shares of Class B stock owned by Motorola and its permitted transferees. the shares of common stock owned by Motorola and its permitted transferees constitute less than 10% of the outstanding common stock, such share of Class B stock will entitle the holder to one vote per share. Oleander, Motorola and any permitted transferee may pledge shares of Class B stock without reducing the number of votes to which it is entitled; provided, however, that if such shares of Class B stock are transferred to or registered in the name of the pledgee (unless the pledgee is a permitted transferee), the number of votes to which such shares of Class B stock are entitled will be reduced until Oleander, Motorola or any of their permitted transferees either cures any default that resulted in the transfer or registration or reacquires the shares from the pledgee.

      Shareholder Meetings.

      General meetings of Shareholders may be called at any time by (i) the Chairman of the Board of Directors, (ii) the President, (iii) a majority of the Directors, (iv) the holders of 30% of the votes entitled to be cast at any such General Meeting of Shareholders or (v) the Vigilance Officer in accordance with Dominican law, to be held at such date, time and place either within or out of the Dominican Republic as may be stated in the Notice of Meeting. Annual General Meetings of shareholders will be held on the date and at such time and place either within or out of the Dominican Republic as shall be designated from time to time by the Board of Directors and stated in the Notice of Meeting.

      Preemptive and Other Rights

      The holders of Class A common stock and Class B stock are not entitled to preemptive or similar rights, The shares of Class A common stock and Class B stock are not subject to redemption or a sinking fund. Under our By-laws, we are authorized to issue shares of Class B stock only in connection with a dividend or other distribution with respect to, or a subdivision, consolidation or reclassification of, all outstanding shares of Class A common stock. In the event of any subdivision, consolidation, reclassification or other change in the Class A common stock, the Board of Directors, in its discretion, in lieu of issuing additional shares of Class B stock, may adjust the number of shares of Class A common stock into which the Class B stock is convertible and the number of votes to which each share of Class B stock is entitled.

      Reorganization, Consolidation, Share Exchange or Merger.

      In the event of a reorganization, consolidation, share exchange or merger of the Company, each holder of outstanding shares of stock of the Company shall be entitled to receive for each of his shares the same kind and amount of consideration (whether consisting of cash, property or securities) to be received by each other holder of the same class of stock, if any for each of his shares.

EXCHANGE CONTROLS

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

Foreign Exchange System

            The current foreign exchange system in the Dominican Republic was instituted in January 1991. Under this system, there are two primary exchange rates: (1) the rate established by the Central Bank at which the Dominican government buys foreign currency or the official rate and (2) the freely floating, private commercial bank rate at which private banks and other authorized currency exchange agents sell foreign currency, or the private market rate.

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

            On April 27, 2001, the official rate was RD$16.66 per U.S. dollar.

Private Market Rate

            The private market rate is the rate at which we purchase the foreign currency we need to pay foreign suppliers or otherwise to meet our obligations abroad.

            According to current regulations, all purchases of foreign currency from private commercial banks must be reported daily to the Central Bank. This requirement permits the Central Bank to supervise and keep statistics on the private market rate but does not give the Central Bank direct control over the private exchange rate. The Central Bank publishes a weighted average private market rate on a weekly basis. The Central Bank is entitled to receive a 5% commission on all purchases of foreign currency to be remitted abroad.

            Interest, principal and all other payments in respect of the 113/8% senior notes due 2004 are required to be paid to the trustee in U.S. dollars. In addition, most of our equipment and inventory purchases have been made, and are expected to continue to be made, in U.S. dollars. Since September 1999, the Central Bank has allowed us to use revenues received in U.S. dollars to pay interest on the 113/8% senior notes due 2004 without first converting them into pesos.

            On April 27, 2001, the Private Market Rate was RD$16.86 per U.S. dollar.

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

TAXATION

            The following discussion summarizes the principal Dominican Republic income tax consequences of an investment in the ADRs, ADSs or shares of Class A common stock by a person who is neither domiciled in nor a resident of the Dominican Republic for tax purposes and who holds such ADRs, ADSs or shares of Class A common stock for investment purposes and not for purposes of a trade or business. In the opinion of the Dominican law firm, Pellerano & Herrera, the discussion sets forth the material Dominican Republic consequences of such an investment. The discussion is not intended as tax advice to any particular investor.

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

            Until our 1996 concession agreement is approved by the Dominican Congress, cash dividends and other distributions paid by us with respect to ADSs or shares of Class A common stock held by any holder could be subject to a 25C withholding tax, which would he required to he withheld by us and paid to the Dominican tax administration at the time a cash dividend or other distribution is paid. Such tax withheld may not be a creditable foreign tax in determining the U.S. tax liability of such holder. We are not aware of any plans of the Dominican government to submit our 1996 concession agreement for approval to the Dominican Congress.

            Our 1996 concession agreement does not specifically address whether capital gains taxes will apply to sales of ADSs in the Dominican Republic. However, it states that the transfer or sale of our shares of any type will be exempt from Dominican income tax. Under the principles of territoriality underlying the Dominican constitution, gain from the sale or exchange of ADRs evidencing the ADSs by a foreign holder outside of the Dominican Republic would not he subject to taxation by the Dominican tax authority even if our 1996 concession agreement were not applicable to gains on the transfer or sale of ADSs.

            Until our 1996 concession agreement is approved by the Dominican Congress. the Dominican government could require payment of capital gains tax on gain recognized on the sale or exchange in the Dominican Republic of shares of Class A common stock (as distinguished from sales or exchanges of ADSs). The capital gains tax was instituted in the Dominican Republic only in 1992 and was later modified by regulations in 1998 as part of major tax reform legislation. Under present law, the capital gains tax rate is identical to the regular income tax rate of the person or entity that earned such gain; there is no preferential rate. Thus, a corporation selling shares of Class A common stock in the Dominican Republic would be required to pay the corporate income tax of 25% on any gain from a sale or exchange of such shares. An individual also would have to pay income tax at the applicable individual rate, as set forth below, on gain from the sale of shares of Class A common stock in the Dominican Republic. The individual income tax rates, in the Dominican Republic for the year 2000 were as follows:

            If Taxable Income is:         The Tax is:
            -----------------------------------------

            Not over RD$102,792.00        0

            Over RD$102,792.00
            but not over RD$171,309.00    15% of taxable income over
                                          RD$102,792.01

            Over RD$171,309.00
            but not over RD$256,957.00    RD$10,278.00 plus 20% of the excess
                                          over RD$171,309.01

            Over RD$256,957.00            RD$27,408 plus 25% of the excess over
                                          RD$256,957.01

            The amount of gain on which the capital gains tax is assessed is equal to the sale or transfer price (i.e., amount realized on the sale or transfer) minus the acquisition price, adjusted for inflation. Regulations for the application of the Dominican Tax Code clarify how the tax basis is to be calculated and also provide how the inflation adjustment is to be applied.

            There is no income tax treaty in force between the Dominican Republic and the United States.

            There are no Dominican inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder not domiciled in the Dominican Republic at the moment of death. It is unclear whether Dominican gift taxes would apply to the transfer or other disposition by gift of shares of Class A common stock by a non-resident foreign holder; however, ADSs or ADRs are not subject to Dominican gift taxes. There are no Dominican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or shares of Class A common stock.

ITEM 11. QUANTATATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Interest Rate Risks

            Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At December 31, 2000, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such senior notes was approximately $187 million and $186 million at December 31, 1999 and December 31, 2000, respectively.

            Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. At December 31, 1999 and December 31, 2000, we had $136.5 million and $198.8 million of short-term and long-term borrowings, including trade finance, outstanding from Dominican and international banks, mostly denominated in U.S. dollars. During 2000, our short-term and long-term U.S. dollar denominated borrowings bore interest at rates ranging from 9.5% per annum to 12.9% per annum. During 2000, our short-term and long-term Dominican peso denominated borrowings bore interest at rates ranging from 24% to 26% per annum. A 10% increase in the average rate for our variable rate debt would have decreased our net income for 2000 by approximately $1.7 million.

Foreign Exchange Risks

            We are subject to currency exchange risks. During 2000, we generated revenues of $84.2 million in U.S. dollars and $140.1 million in Dominican pesos. In addition, at December 31, 2000, we had $189.1 million of U.S.
dollar-denominated debt outstanding, excluding the $200.0 million principal amount of the 113/8% senior notes due 2004.

            Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During 2000, the average official exchange rate was RD$16.18 per $1.00 while the average private market rate was RD$16.37 per $1.00.

            Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During 2000, we recognized an approximate $303,000 foreign exchange loss. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in 2000, then we would have realized an additional foreign exchange loss of approximately $30,300.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDED ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

            The following consolidated financial statements are filed as part of this Annual Report on Form 20-F

            Independent Auditors' Report.
            Consolidated Balance Sheets as of December 31, 1999 and 2000. Consolidated Statements of Operations for the Years Ended December
                  31, 1998, 1999 and 2000.
            Consolidated Statements of Shareholders' Equity for the Years Ended
                  December 31, 1998, 1999 and 2000.
            Consolidated Statements of Cash Flows for the Years Ended December
                  31, 1998, 1999 and 2000.
            Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

            - Amended and Restated By-laws of the Company with English translation thereof.*
            - Indenture, dated August 21, 1997, between The Bank of New York, as trustee, and the Company.**

----------

      * Incorporated by Reference to Exhibit 3 to Amendment No. 1 to the Registration Statement on Form F-1, registration number 333-8574, filed May 1, 1998.

      ** Incorporated by Reference to Exhibit 4.1 to the Company's Registration Statement on Form F-4, registration number 333-8150, filed December 29, 1997.

                          TRICOM, S.A. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report...............................................  F-2

Consolidated Balance Sheets as of December 31, 1999 and 2000...............  F-3

Consolidated Statements of Operations for the Years Ended December 31,
  1998, 1999 and 2000......................................................  F-5

Consolidated Statements of Shareholders' Equity for the Years Ended
   December 31, 1998, 1999 and 2000........................................  F-6

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1999 and 2000.........................................  F-8

Notes to Consolidated Financial Statements................................. F-11

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of TRICOM, S.A.:

We have audited the accompanying consolidated balance sheets of TRICOM, S. A. and subsidiaries as of December 31, 1999 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year-period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRICOM, S. A. and subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the years in the three year-period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.

As explained in note 12 to the consolidated financial statements, effective January 1, 2000, the Company changed its method of accounting for installation and activation revenues.

As explained in note 26 to the consolidated financial statements, effective January 1, 1999, the Company changed its method of accounting for organization costs.


Santo Domingo, Dominican Republic
February 9, 2001

                          TRICOM, S.A. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 1999 and 2000

                                                      1999             2000
                                                      ----             ----
                         Assets

Current assets:
  Cash on hand and in banks (note 6)             $  13,459,566       18,199,552

  Accounts receivable (notes 5,6, 11 and 20):
    Customers                                       22,821,951       21,970,677
    Carriers                                         6,467,016        8,729,886
    Related parties                                     40,412        1,663,396
    Officers and employees                             415,702          556,577
    Current portion of long-term accounts
    receivable                                          66,369               --
    Other                                              624,846        1,601,119
                                                 -------------    -------------
                                                    30,436,296       34,521,655
    Allowance for doubtful accounts                 (4,307,563)      (2,394,903)
                                                 -------------    -------------
      Accounts receivable, net                      26,128,733       32,126,752

  Inventories, net:
    Equipment and accessories                        9,429,905        8,889,385
    Other                                              271,350          651,708
                                                 -------------    -------------
                                                     9,701,255        9,541,093

  Prepaid expenses (notes 6 and 16)                  6,637,067        7,947,531

  Deferred income taxes (note 17)                      949,190          801,008
                                                 -------------    -------------
      Total current assets                          56,875,811       68,615,936
                                                 -------------    -------------

Long-term accounts receivable (note 6)                  22,619               --

Investments (note 7)                                 2,710,572        3,289,459

Property and equipment, net (notes 4, 6,
10 and 14)                                         455,045,191      586,223,900

Other assets at cost, net of amortization
(notes 8 and 19)                                    16,824,268       24,310,564
                                                 -------------    -------------

                                                 $ 531,478,461      682,439,859
                                                 =============    =============

        See accompanying notes to the consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                           December 31, 1999 and 2000

                                                                  1999             2000
                                                                  ----             ----
           Liabilities and Stockholders' Equity

Current liabilities:
Notes payable (notes 6, 9 and 14):

    Borrowed funds - banks                                   $  63,602,022       82,131,865
    Borrowed funds - related parties                            17,895,946       31,410,612
    Current portion of long-term debt                              315,216        3,213,939
                                                             -------------    -------------
                                                                81,813,184      116,756,416
                                                             -------------    -------------

  Current portion of capital leases (notes 6 and 10)            14,242,056        5,308,310

  Accounts payable (notes 6 and 12):
    Carriers                                                     2,987,379       13,835,276
    Related parties                                             10,035,066        2,093,385
    Suppliers                                                   12,043,787       21,653,727
    Other                                                          329,309          242,582
                                                             -------------    -------------
                                                                25,395,541       37,824,970

  Other liabilities (note 12)                                    3,789,707       19,990,490
  Accrued expenses (note 13)                                    15,293,910       14,035,182
                                                             -------------    -------------
    Total current liabilities                                  140,534,398      193,915,368
                                                             -------------    -------------

Reserve for severance indemnities                                   31,414            9,727

Deferred income tax (note 17)                                      631,159          974,867

Capital leases, excluding current portion (notes 6 and 10)      11,640,652       15,520,965

Long-term debt, excluding current portion (note 14)            228,772,011      261,222,759
                                                             -------------    -------------
    Total liabilities                                          381,609,634      471,643,686
                                                             -------------    -------------

Shareholders' equity (notes 15 and 21):
  Class A Common Stock at par value RD$10: Authorized
55,000,000 shares; 5,700,000 shares issued at December 31,
1999 and 9,700,000 at December 31, 2000                          3,750,000        6,210,025
  Class B Stock at par value RD$10: Authorized 25,000,000
shares at December 31, 1999 and 2000; 19,144,544 issued at
December 31, 1999 and December 31, 2000                         12,595,095       12,595,095
  Additional paid-in-capital                                    94,288,852      159,981,808
  Retained earnings                                             41,258,637       34,033,002
  Other comprehensive income-foreign currency translation
(note 2.2)                                                      (2,023,757)      (2,023,757)
                                                             -------------    -------------
    Shareholders equity, net                                   149,868,827      210,796,173
                                                             -------------    -------------

                                                             $ 531,478,461      682,439,859
                                                             =============    =============

        See accompanying notes to the consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                  Years Ended December 31, 1998, 1998 and 2000

                                                             1998             1999             2000
                                                             ----             ----             ----
Operating revenues (note 6):

  Toll  revenues                                        $  17,644,573       23,118,149       28,666,107
  International revenues                                   50,332,088       60,592,134       84,187,050
  Local service                                            12,941,983       33,858,620       54,770,706
  Cellular and PCS                                         20,363,647       26,473,985       35,796,234
  Paging                                                    4,527,579        2,695,531        1,703,963
  Sale of equipment                                         4,114,513        7,689,534        5,263,137
  Installation and activation fees                         12,936,817       15,501,847       13,748,906
  Other                                                     2,640,192          889,141          161,552
                                                        -------------    -------------    -------------
    Total operating revenues                              125,501,392      170,818,941      224,297,655

Operating costs:
  Satellite connections and carrier (note 19)              32,308,880       43,687,794       68,607,640
  Network depreciation                                     11,382,446       15,982,827       29,341,705
  Expense in lieu of income taxes (note 16)                 9,561,710       12,763,565       10,173,983
  General and administrative expenses, including
depreciation charges of $3,239,714, $4,854,653 and
$6,823,574 in 1998, 1999 and 2000, respectively
(notes 6, 18, 19 and 22)                                   39,379,388       51,501,272       70,690,895
  Other                                                     3,391,347        5,421,403        4,461,547
                                                        -------------    -------------    -------------
    Total operating costs                                  96,023,771      129,356,861      183,275,770

    Operating income                                       29,477,621       41,462,080       41,021,885
Other income (expenses):
  Interest expense (note 6)                               (18,006,286)     (22,430,031)     (34,037,053)
  Interest income (note 6)                                  5,133,348        2,389,329        3,301,031
  Foreign currency exchange gain (loss)                       104,414         (202,724)        (303,078)
  Gain on sale of land (note 6)                                    --          897,833               --
  Gain on sale of equipment                                        --               --           29,874
  Other, net (note 6)                                         844,801          179,409         (197,118)
                                                        -------------    -------------    -------------
    Other expenses, net                                   (11,923,723)     (19,166,184)     (31,206,344)
                                                        -------------    -------------    -------------

Earnings before income taxes and cumulative effect
of accounting change                                       17,553,898       22,295,896        9,815,541

Income taxes (note 17)                                        351,691         (141,660)        (588,377)
                                                        -------------    -------------    -------------
Earnings before cumulative effect of accounting
change                                                     17,905,589       22,154,236        9,227,164

Cumulative effect of change in accounting change:

  Organization costs (note 26)                                     --         (119,711)              --

  Installations and activations revenues (note 12)                 --               --      (16,452,799)

                                                        -------------    -------------    -------------
    Net earnings (loss)                                 $  17,905,589       22,034,525       (7,225,635)
                                                        =============    =============    =============
Earnings (loss) per common share - basic and diluted:
  Earnings before cumulative effect of accounting
change                                                           0.78             0.89             0.33
  Cumulative effect of change in accounting                        --               --            (0.59)
                                                        -------------    -------------    -------------
  Net earnings (loss) per common share - basic and
diluted                                                 $        0.78             0.89            (0.26)
                                                        =============    =============    =============

Proforma amounts assuming the change in accounting
principle for installation and activation fees
retroactively:
  Net earnings                                          $  11,049,546       17,183,884        9,227,164
                                                        =============    =============    =============
  Earnings per common share - basic and diluted         $        0.48             0.69             0.33
                                                        =============    =============    =============

  Basic                                                    22,944,544       24,844,544       27,723,665
  Diluted                                                  22,944,569       24,888,709       27,896,666

        See accompanying notes to the consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                 Consolidated Statements of Shareholders' Equity
                  Years Ended December 31, 1998, 1999 and 2000

                                                                                                           Retained Earnings
                                                                                                      ---------------------------
                                 Number of Common              Common Stock            Additional     Appropriated
                                   Shares Issued                                        Paid in          Legal            Un-
                                Class A      Class B      Class A       Class B         Capital          Reserve     appropriated
                               ---------   ----------    ----------   ------------    ------------    ------------   ------------
Balance at December 31, 1997          --   19,390,529    $       --     43,357,343              --         600,233        718,290

Issuance of common shares,
Net of issuance cost of
$6,537,345 (note 15)           5,700,000           --     3,750,000             --      63,812,655              --             --

Effect of change from no par
value to RD$10 par value
(note 15)                             --           --            --    (30,203,197)     30,203,197              --             --

Retirement of treasury stock
as a result of initial
public offering                       --     (245,985)           --       (559,051)             --              --             --

Transfer to legal reserve
(note 21)                             --           --            --             --              --         571,955       (571,955)

Net earnings                          --           --            --             --              --              --     17,905,589
                               ---------   ----------    ----------   ------------    ------------    ------------   ------------

Balance at December 31, 1998   5,700,000   19,144,544     3,750,000     12,595,095      94,015,852       1,172,188     18,051,924

Stock - based compensation
to non-employees (note 22)            --           --            --             --         273,000              --             --

Transfer to legal reserve
(note 21)                             --           --            --             --              --         480,819       (480,819)

Net earnings                          --           --            --             --              --              --     22,034,525
                               ---------   ----------    ----------   ------------    ------------    ------------   ------------

Balance at December 31, 1999   5,700,000   19,144,544     3,750,000     12,595,095      94,288,852       1,653,007     39,605,630

Issuance of common shares,
Net of issuance cost of
$6,852,774 (note 15)           4,000,000           --     2,460,025             --      64,687,201              --             --

Stock - based compensation
to non-employees (note 22)            --           --            --             --       1,005,755              --             --

Net loss                              --           --            --             --                              --     (7,225,635)
                               ---------   ----------    ----------   ------------    ------------    ------------   ------------

Balance at December 31, 2000   9,700,000   19,144,544    $6,210,025     12,595,095     159,981,808       1,653,007     32,379,995
                               =========   ==========    ==========   ============    ============    ============   ============

        See accompanying notes to the consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
           Consolidated Statements of Shareholders' Equity (Continued)
                  Years Ended December 31, 1998, 1999 and 2000

                                     Other
                                 Comprehensive
                                 Income-Foreign
                                    Currency        Treasury      Shareholders'
                                   Translation        Stock        Equity, Net
                                 --------------   ------------    ------------
Balance at December 31, 1997        (2,023,757)       (559,051)     42,093,058

Issuance of common shares, Net
of issuance cost of $6,537,345
(note 15)                                   --              --      67,562,655

Effect of change from no par
value to RD$10 par value
(note 15)                                   --              --              --

Retirement of treasury stock as
a result of initial public
offering                                    --         559,051              --

Transfer to legal reserve
(note 21)                                   --              --              --

Net earnings                                --              --      17,905,589
                                  ------------    ------------    ------------

Balance at December 31, 1998        (2,023,757)             --     127,561,302

Stock - based compensation to
non-employees (note 22)                     --              --         273,000

Transfer to legal reserve
(note 21)                                   --              --              --

Net earnings                                --              --      22,034,525
                                  ------------    ------------    ------------

Balance at December 31, 1999        (2,023,757)             --     149,868,827

Issuance of common shares, Net
of issuance cost of $6,852,774
(note 15)                                   --              --      67,147,226

Stock - based compensation to
non-employees (note 22)                     --              --       1,005,755

Net loss                                    --              --      (7,225,635)
                                  ------------    ------------    ------------

Balance at December 31, 2000        (2,023,757)             --     210,796,173
                                  ============    ============    ============

         See accompanying notes to the consolidated financial statements

                          TRICOM, S.A. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                  Years ended December 31, 1998, 1999 and 2000

                                                     1998            1999            2000
                                                     ----            ----            ----
Cash flows provided by operating activities:
  Net earnings (loss)                            $ 17,905,589      22,034,525      (7,225,635)

  Adjustments to reconcile net earnings (loss)
to net cash provided by operating activities:
Allowance for doubtful accounts                     1,665,349       5,420,717       3,499,893
Amortization of debt issue cost                     1,381,361       1,499,497       1,958,610
Amortization of radio frequency right                      --         198,333         320,186
Cumulative effect of accounting change in
installations and activations revenues                     --              --      16,452,799
Cumulative effect of accounting change in
organizations costs                                        --         119,711              --
Deferred income tax, net                             (351,691)         33,660         491,890
Depreciation                                       14,622,160      20,837,480      36,165,279
Expense for severance indemnities                     257,690         328,807         760,740
Foreign exchange gains                                 31,106         101,835              --
Gain on sale of fixed assets, net                          --              --        (836,054)
Gain on sale of land                                       --        (897,833)             --
Value of consulting services received in
exchange for stock warrants                                --         273,000       1,005,755
Net changes in assets and liabilities:
Accounts payable                                   (4,471,048)      9,005,096      12,429,429
Accounts receivable                                (3,681,109)    (13,407,676)     (9,497,912)
Accrued expenses                                    3,857,953       1,563,855      (1,258,728)
Inventories                                        (3,053,879)     (4,213,002)        160,162
Long-term accounts receivable                         866,997          68,937          22,619
Other assets                                       (5,542,150)     (3,944,266)     (9,765,092)
Other liabilities                                   4,387,282      (3,624,114)       (252,016)
Prepaid expenses                                     (403,628)     (3,532,125)     (1,310,464)
Reserve for severance indemnities                    (355,445)       (340,279)       (782,427)
Unearned interest                                    (204,576)             --              --
                                                 ------------    ------------    ------------
Total adjustments                                   9,006,372       9,491,633      49,564,669
                                                 ------------    ------------    ------------
Net cash provided by operating activities          26,911,961      31,526,158      42,339,034
                                                 ------------    ------------    ------------

         See accompanying notes to the consolidated financial statements

                          TRICOM, S.A. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                  Years ended December 31, 1998, 1999 and 2000

                                                    1998             1999             2000
                                                    ----             ----             ----
Cash flows from investing activities:
  Acquisition of investments                         (367,866)        (546,185)        (578,887)
  Acquisition of land                                      --       (1,826,625)              --
  Acquisition of property and equipment          (142,101,012)    (119,182,223)    (151,221,583)
  Proceeds from maturity of US Treasury
Bonds and irrevocable restricted funds             21,297,912       54,470,478               --
  Proceeds from sale of fixed assets                       --               --        2,405,494
  Proceeds from sale of land                               --        2,724,458               --
                                                -------------    -------------    -------------
    Net cash used in investing activities        (121,170,966)     (64,360,097)    (149,394,976)
                                                -------------    -------------    -------------

Cash flows from financing activities:
  Borrowed funds from banks                        23,234,625      111,580,042      226,440,816
  Borrowed funds from related parties              57,019,761       62,233,725       71,727,978
  Re-payment of Carifa Bonds                               --      (32,000,000)              --
  Capital lease payments                                   --         (361,292)     (22,745,278)
  Issuance of common stock                         67,562,655               --       67,147,226
  Payments of long-term debt                               --               --      (10,315,216)
  Principal payments to banks                      (7,474,114)     (69,643,536)    (207,910,973)
  Principal payments to related parties           (36,277,664)     (69,929,694)     (58,213,312)
  Proceeds from issuance of long term debt                 --       29,087,227       45,664,687
                                                -------------    -------------    -------------
    Net cash provided by financing activities     104,065,263       30,966,472      111,795,928

Effect of exchange rate changes on cash              (161,353)         (50,377)              --
                                                -------------    -------------    -------------

Net increase (decrease) in cash and cash
equivalents                                         9,644,905       (1,917,844)       4,739,986

Cash and cash equivalents at beginning of
the period                                          5,732,505       15,377,410       13,459,566
                                                -------------    -------------    -------------

Cash and cash equivalents at end of period      $  15,377,410       13,459,566       18,199,552
                                                =============    =============    =============

Supplementary information:
  Interest paid (net of capitalization)           (17,601,409)     (23,373,038)     (33,785,503)
  Capital lease obligation incurred                        --       26,244,000       17,691,845
                                                =============    =============    =============

         See accompanying notes to the consolidated financial statements

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1999 and 2000

1 Organization and Nature of Business

The consolidated financial statements of TRICOM, S. A. include operations of the following companies in the communications industry, which are identified as and operate in the Dominican Republic and New York, U.S.A. under the commercial name
TRICOM:

TRICOM, S. A. (Parent Company)
GFN Comunicaciones, S. A.
Bay Tel Communication, S. A.
Call Tel Corporation
TRICOM USA, Inc. and Subsidiaries
TRICOM LATINOAMERICA, S. A. and Subsidiaries

TRICOM, S. A. ("TRICOM" or the "Company") is a diversified telecommunications company, which provides international and domestic long distance, basic local service, mobile, Internet and broadband services in the Dominican Republic and long distance service through subsidiaries in the United States.

The Company's operations in the Dominican Republic are governed by the Telecommunications Law (Law No.153-98) and by a Concession Agreement signed with the Dominican Government and confirmed by the National Congress on April 30, 1990. This agreement is for a 20-year term through June 30, 2010, subject to renewal for an additional 20-year term. Law No. 153-98 establishes a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the "Universal Services Principle" by guaranteeing access to telecommunications services at affordable prices in low-income rural and urban areas. The law creates a fund for the development of the telecommunications sectors that is supported by a 2% tax on industry participants' billings of all telecommunication services.

The Company was formed by GFN Corporation, Ltd. ("GFN"), one of the Dominican Republic's largest private holding companies, with equity interests in insurance, finance and publishing companies. At December 31, 2000, GFN holds a 39.8% interest in the Company, and Motorola, Inc. holds a 26.5% interest.

TRICOM USA, Inc. ("TRICOM USA") was formed on January 15, 1992 under the General Corporation Law of Delaware. In September 1995, the United States Federal Communications Commission ("FCC") authorized TRICOM USA, to operate as a facilities-based carrier in the United States.

TRICOM LATINOAMERICA, S. A. is a company organized under the Corporation Law of the Cayman Islands, on May 12 2000. The activities of this company are to control the telecommunication operations in Central America and the Caribbean.

2 Summary of significant accounting policies

2.1 Basis of presentation and principles of consolidation

The accompanying consolidated financial statements include the accounts of TRICOM, S.A. and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. Preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates and assumptions.

2.2 Foreign currencies

The functional currency of the Company has been the U. S. dollar since January 1, 1997.

Translation adjustments resulting from the conversion of the consolidated financial statements to the reporting currency were accumulated and presented as a separate component of equity in the accompanying consolidated balance sheets for years prior to January 1, 1997.

Commencing January 1, 1997 the Company has recognized in the statements of operations gains and losses arising from the translation from currencies other than the US Dollar. As of December 31, 1999 and 2000, the rates used by the Company to translate Dominican peso denominated accounts at year-end were RD$16.05 and RD$16.69 per one US dollar, respectively. Panamanian Balboas (B/.) are at par with the US dollar.

2.3 Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers as cash and cash equivalents cash on hand, banks, time deposits and highly liquid debt instruments with original maturities, at the time of purchase of three months or less.

2.4 Allowance for doubtful accounts

The allowance for doubtful account receivable is established through a charge to an expense account.

2.5 Inventories

Inventories are valued at the lower of average cost or market.

2.6 Property and equipment

Property and equipment are carried at cost. Construction costs and equipment installations in process are maintained as construction projects until they are completed and/or equipment is placed in service. Depreciation is calculated and recorded starting with the first full month that the assets are placed in service.

2.7 Depreciation

The depreciation method used by the Company is the straight-line method, that is, the uniform distribution of cost over the estimated useful lives of the corresponding assets.

The estimated useful lives of assets are as follows:

                                                                Years
                                                                -----
            Buildings and improvements                            50
            Furniture, equipment and transportation equipment    4-10
            Equipment for lease                                   3-6
            Operation and communication equipment                 15
            Cellular phones                                       3
            Computer equipment                                   6.67

2.8 Other assets

Other assets consist principally of deferred debt issue costs and radio frequency rights (see note 8). Deferred debt issue costs are amortized over the debt service period of the related debt. For the years ended December 31, 1998, 1999 and 2000, amortization expense of deferred debt issue amounted to $1,381,361, $1,499,497 and $1,958,610, respectively.

The radio frequency rights are amortized on a straight-line basis over the useful lives, which range from 15 to 20 years. For the year ended at December 31, 1999 and 2000, the amortization expense amounted to $198,333 and $320,186, respectively.

2.9 Severance indemnities

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

2.10 Revenue Recognition

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

Prepaid calling card revenues

The Company recognizes revenue from prepaid calling cards based on card usage. The Company accounts for cash received or credit extended from the sale of the prepaid calling cards as deferred revenues, which are then recognized as the cards are used. This revenue may be part of the toll or international revenues depending on the call destination.

Local service revenue

Local service revenue consists of wireline rent, local measured service as well as charges for "Custom local access signaling services" (CLASS) or value-added services, which include call forwarding, three-way calling, call waiting and voice mail. It also includes collect call revenues and revenues from other miscellaneous wireline services. These revenues are recognized as the services are rendered.

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

Sales of equipment

These revenues consist of sales and rental fee charges to customers for communication equipment, including private branch exchanges, key telephone systems, residential telephones, cellular handsets and paging units. These revenues are recognized upon sale to the customer.

Installation and activation fees

Revenues from installations consist of amounts charged by the Company to its clients for the installation of local access lines, private interchange, central telephone systems, as well as charges for the activation of cellular phones and PCS. Effective January 1, 2000, the Company adopted Staff Accounting Bulletin (SAB 101), issued by the Securities and Exchange Commission (SEC), which establishes certain criteria regarding revenue from installation and activation. As a consequence of this adoption, these revenues are recognized over the estimated average service life based on the Company's experience (35 months). In previous years, these revenues were recognized when they were generated.

Other

Other revenues represent revenues that are not generated from the Company's core business activities, including commissions and revenues from the sale of miscellaneous products. These revenues are recognized when earned.

2.11 Capitalization of interest

Interest is capitalized on qualified projects and included as part of project costs during the period necessary for installation.

During the years ended December 31, 1998, 1999 and 2000, interest capitalized as part of construction projects amounted to approximately $10,200,000, $11,900,000 and $11,300,000, respectively.

2.12 Fair value of financial instruments

The fair value of the Company's financial instruments classified as current assets or current liabilities approximates their book value due to the relative short maturities of these financial instruments. See note 14 for the estimated fair values of the Company's long - term debt.

2.13 Expense in lieu of income tax

The parent company Tricom, S. A. pays a tax, which is based on a percentage of the Company's domestic gross revenues (less deductions for access to the local network) plus a percentage of the Company's net international settlement revenues. An accrual is made for any difference between the dates when these items are reported to the tax authorities and when they are reported in the accompanying consolidated statements of operations.

2.14 Income taxes

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

2.15 Earnings per common share

Basic earnings per share have been computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

2.16 Pension plan

Prior to September 1, 2000, the Company had a contributory defined benefit pension and retirement plan that included all personnel. The cost of the plan had been determined based on actuarial studies and includes amortization of past service costs over the estimated average life of its employees. From September 1, 2000 a pension management company has managed the Company's plan, which was converted to a defined contribution plan. Under this arrangement, both the Company and the employee make fixed contributions to the employees account. The contributions made by the Company are recognized as expense monthly.

2.17 Impairment of long-lived assets and long-lived assets to be disposed of

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

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows before interest projected to be generated by the asset. If the carrying value of the assets exceeds these cash flows, such assets are considered to be impaired and the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value will be measured as appropriate depending on the intended use of the asset, which may be based upon the projected cash flows, discounted using a market rate of return. Assets to be disposed of are reported at the lower of the carrying amount or fair value fewer costs to sell.

2.18 Advertising costs

Advertising costs are expensed as incurred. For the years ended December 31, 1998, 1999 and 2000 these costs amounted to $4,461,123, $5,431,834 and
$4,204,391, respectively, and are included as part of general and administrative expenses in the accompanying consolidated statements of operations.

2.19 Stock option plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25" issued in March 2000, in accounting for its fixed plan stock options. As such, compensation expense is recorded on the date of grant only if the market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

3 Liquidity

As of December 31, 2000, the Company's current liabilities exceed its current assets by $125.3 million. This reflects the Company's short-term borrowings in the Dominican Republic with related companies, and mostly with local banks. Dominican banks lend on a short-term basis, in order to renegotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. Additionally, the Company is involved in negotiations to obtain medium term financing to refinance its short-term debt. It is the Company's belief that the existence of a negative working capital will not affect the continuity of its business due to the nature of its operations.

4 Property and equipment

A detail of property and equipment at December 31, 1999 and 2000 is as follows:

                                                          1999           2000
                                                          ----           ----

      Operations and communications:
        Land                                         $  5,288,164      7,118,634
        Buildings and improvements                     12,730,864     15,861,346
        Furniture and equipment                         6,868,212     10,324,397
        Communications equipment                      125,790,885    184,484,503
        Transmission equipment                        172,738,824    283,120,786
        Other equipment                                 1,668,162      4,098,949
                                                     ------------   ------------
                                                      325,085,111    505,008,615
        Less accumulated depreciation                  41,774,980     70,891,750
                                                     ------------   ------------
          Sub-total, operations and communications    283,310,131    434,116,865

      Property and equipment:
        Buildings                                       6,372,566      9,037,820
        Furniture and office equipment                 13,965,777     20,133,420
        Transpiration equipment                         4,435,443      4,636,530
        Leasehold improvements                          3,879,221      4,807,139
        Data processing equipment                      23,037,601     33,590,043
                                                     ------------   ------------
                                                       51,690,608     72,204,952
        Less accumulated depreciation                  14,289,015     21,157,407
                                                     ------------   ------------
          Sub-total, property and equipment            37,401,593     51,047,545
                                                     ------------   ------------

      Communication equipment pending installation     31,141,978     16,872,746
      Equipment in transit (a)                          2,506,092      5,789,586
      Construction in process (b)                     100,685,397     78,397,158
                                                     ------------   ------------

          Property and equipment, net                $455,045,191    586,223,900
                                                     ============   ============

      (a) Equipment in transit represents accumulated costs of equipment imported by TRICOM, for which additional import related costs are still to be incurred. At December 31, 1999 and 2000, this amount includes mainly transmission equipment and accessories.

      (b) A detail of construction in process at December 31, 1999 and 2000 is as follows:

                                                 1999             2000
                                                 ----             ----

      Operation and communications:
        Buildings                            $  3,816,556        3,104,105
        Transmission equipment (i)             87,642,687       48,302,135
        Cells                                   8,502,529       17,075,909
        Submarine cable                           723,625               --

      Property and equipment:
        Other                                          --        9,915,009
                                             ------------     ------------

                                             $100,685,397       78,397,158
                                             ============     ============

      (i) At December 31, 1999 and 2000, construction in process of transmission equipment relates to the development of a wireless local loop (WLL) network in the Dominican Republic, as well as cellular and PCS cells, fiber optic and other network improvements.

5 Accounts receivable

Changes in the allowance for doubtful accounts were as follows:

                                          1998          1999           2000
                                          ----          ----           ----

      Allowance at beginning of year   $   668,827       740,687      4,307,563
      Increase for the year, net         1,665,349     5,420,717      3,499,893
      Write-off during the year         (1,593,489)   (1,853,841)    (5,412,553)
                                       -----------   -----------    -----------

      Allowance at end of year         $   740,687     4,307,563      2,394,903
                                       ===========   ===========    ===========

A detail of account receivable - others at December 1999 and 2000 is as follows:

                                                   1999            2000
                                                   ----            ----

      Interest receivable                        $ 235,016       1,248,804
      Miscellaneous                                389,830         352,315
                                                 ---------       ---------

      Allowance at end of year                   $ 624,846       1,601,119
                                                 =========       =========

6 Transactions with related parties

During the years ended December 31, 1998, 1999 and 2000, the Company made payments to several related parties for leased premises and equipment, public relations, systems and procedures, legal services and personnel management.

The majority of these charges are for services received by the Company from Grupo Financiero Nacional, S. A., ("Grupo Financiero") a subsidiary of GFN. Grupo Financiero allocates administrative charges based on the time invested by its employees providing administrative support services to each of its subsidiaries.

A detail of balances with related companies at December 31, 1999 and 2000 is as follows:

                                                       1999           2000
                                                       ----           ----

      Assets:
        Cash in banks                              $ 4,194,306     3,677,466
        Deposits (a)                                 7,251,319    13,054,686
        Account receivable (b)                          40,412     1,663,396
        Current portion and long-term
      accounts receivable                               53,820            --
        Prepaid expenses - insurance                 3,548,458     4,472,055
        Other assets - deposits                         86,580        86,580

      Liabilities:
        Borrowed funds (c)                          17,895,946    31,410,612
        Accounts payable - letters of credit (d)       985,187            --
        Accounts payable (e)                        10,035,066     2,093,385
        Capital leases                              25,882,708    20,829,276

      (a) As of December 31, 1999 and 2000, includes $2,185,005 in a non-interest bearing time deposit and $5,066,314 and $10,198,900, respectively, in interest bearing deposits, which earn interest at rates between 9% and 11%. Additionally, as of December 31 2000, includes RD$11,195,335 ($670,781) in certificates of deposit, which earn interest rates of 20% per annum.

      (b) The Company contracts services from a related party dedicated to managing the collection of past due accounts. This related party also provides these services to other related companies. During the year ended December 31 2000, the Company recognized collection recoveries from customer accounts previously written off for $3,087,728. This amount is presented, net of increase in the allowance for doubtful accounts in general and administrative expenses in the accompanying consolidated statements of operations. At December 31 2000, the Company had amounts receivable from the related party of $1,566,447, which was collected in January 2001.

      (c) Correspond to financing of letters of credit and open accounts at interest rates of 10% to 11% in 1999 and 10% to 11.50% in 2000.

            At December 31, 2000, the Company has unsecured, short term lines of credit available for approximately $13,100,000.

      (d) These letters of credit accrue annual interest at rates ranging from 10% to 11.5%, payable at maturity.

      (e) At of December 31, 1999 this account includes $7,775,892 representing a 7.94% financing facility from Motorola for the acquisition of transmission and communications equipment.

A detail of transactions with related parties during the years ended December 31, 1998, 1999 and 2000 is as follows:

                                           1998            1999         2000
                                           ----            ----         ----

Operating revenues - communications
services revenue                       $   828,316      1,970,646     1,948,321
General and administrating expenses:
  Insurance premiums                     1,520,171      2,000,473     4,071,713
  Leased premises and equipment             44,610        108,578       157,600
  Security services                        111,460         77,382       227,001
  Pension plan contributions               433,998        586,921       738,058
  Advertising services                     134,830         74,104       250,232
  Professional services                    494,125        167,470       234,348

Other income (expenses):
  Interest incurred on loans              (880,281)      (710,537)   (5,713,690)
  Interest earned                          270,352        265,423     1,805,780
  Gain on sale of land (a)                      --        897,833            --
  Other (b)                                     --             --       806,180
  Bank charges                             (45,916)      (135,640)     (151,600)
Equipment purchased (Motorola)           2,258,028     23,097,157    20,279,706

      (a) During 1999, the Company bought from an unaffiliated third party a parcel of land that was subsequently sold to a related party. The sale price was $2,724,458 (RD$44,000,000) and the acquisition cost was $1,826,625 (RD$29,500,000). This transaction generated a gain on sale of land of $897,833, which is presented as gain on sale of land in other income (expenses) in the consolidated statements of operations.

      (b) During the month of July 2000 the Company sold all operational assets related to the operations of the Internet business portal to a related company in the Dominican Republic for $2,315,412 in cash. The gain on the sale of this asset was $806,180, and is included as part of other, net in other income (expenses) in the accompanying consolidated statements of operations.

7 Investments

At December 31, 1999 and 2000, investments consist of mortgage participation contracts, which have been purchased from savings and loan associations in the Dominican Republic. These contracts earn interest at rates between 9% and 12% per annum. These investments are maintained as compensating balances for mortgage loans made by these saving and loan associations to certain officers and employees of the Company.

8 Other assets

Other assets at December 31, 1999 and 2000 consisted of the following:

                                                           1999          2000
                                                           ----          ----

            Deferred debt issue costs, net (a)         $ 8,864,074     7,303,063
            Deposits with international carriers (b)       202,850       214,340
            Deposits                                       668,432     1,976,585
            Radio frequency rights (c)                   4,561,667    10,766,390
            Other (d)                                    2,527,245     4,050,186
                                                       -----------   -----------

                                                       $16,824,268    24,310,564
                                                       ===========   ===========

      (a) Represent commissions paid to brokers and other expenses incurred at the time of, and directly related to, the issuance of the Senior Notes and bank debt. As of December 31, 1999 and 2000 accumulated amortization amounted to $3,365,089 and $5,323,699, respectively.

      (b) At December 31, 1999 and 2000 deposits with international carriers represent security deposits made by TRICOM for the installation of international circuits. These deposits will be recovered at the termination of the agreements. These agreements mature each year and are automatically renewed unless otherwise terminated by the parties.

      (c) Represent payments made for frequency usage rights to expand the cellular and PCS capacity of the Company in the Dominican Republic, as well as payments made for the acquisition of frequencies in El Salvador and Guatemala for approximately $6,500,000. This amount was paid during 2000 as part of the expansion plans to Central America and the Caribbean. These amounts are being amortized over the life of the licenses, which range from 15 to 20 years. As of December 31, 1999 and 2000, accumulated amortization amounted to $198,333 and $518,519, respectively.

      (d) At December 31, 1999 and 2000 includes deferred commissions related to prepaid calling cards of $2,276,012 and $3,591,760, respectively.

9 Borrowed funds - banks

Funds borrowed by the Company consist of:

                                                        1999          2000
                                                        ----          ----

            Funds denominated in U.S. dollars (a)   $56,000,776    78,656,730
            Funds denominated in R.D. pesos (b)       7,601,246     3,475,135
                                                    -----------   -----------

                                                    $63,602,022    82,131,865
                                                    ===========   ===========

      (a) At December 31, 1999 and 2000, these amounts are due to local and international banks and accrue interest at rates ranging from 9.5% to 12% per annum in 1999 and 9.8% to 12% in 2000.

      (b) At December 31, 1999, these loans were RD$122,000,000 with maturities ranging from 60 to 90 days, bearing interest at rates ranging from 21% to 30% per annum. At December 31, 2000 these loans were RD$58,000,000 bearing interest at 26% per annum.

At December 31, 2000 the Company has undrawn lines of credit available with local and international banks of approximately $32,900,000.

10 Capital leases

Since December 1999, the Company has entered into various capital lease contracts with a related party. These contracts mature at various dates during the next four years. Assets recorded under these leases consist of:

                                                  1999          2000
                                                  ----          ----

            Communications equipment           $17,248,429    42,488,488
            Communications equipment pending
            installation                         7,548,214            --
            Transportation                       1,176,001     1,176,001
            Machinery and equipment                271,356       271,356
                                               -----------   -----------
                                                26,244,000    43,935,845
            Less accumulated depreciation               --     2,350,834
                                               -----------   -----------

                                               $26,244,000    41,585,011
                                               ===========   ===========

A schedule of the future lease payments under these capital leases is as follows:

                  Year ending December 31,
                  2001                                         $  8,523,816
                  2002                                            8,523,816
                  2003                                            7,939,101
                  2004                                            3,783,337
                                                               ------------

                  Total lease payments                           28,770,070

                  Less related taxes                              3,114,639
                                                               ------------
                  Minimum lease payments                         25,655,431
                  Less amount representing interest (12%
                  to 12.875%)                                     4,826,156
                                                               ------------

                  Present value of net minimum capital
                  lease payments                                 20,829,275

                  Less current maturities of capital lease
                  obligations                                     5,308,310
                                                               ------------

                  Capital lease obligations                    $ 15,520,965
                                                               ============

11 Transactions with carriers

Accounts receivable from carriers arise from the interconnection services of inbound calls, while accounts payable result from interconnection services of outbound calls. These charges are based on minutes billed. Amounts paid to carriers constitute one of the main operating costs of the Company.

Net amounts receivable and payable for these activities at December 31, 1999 and 2000 were as follow:

                                           1999                           2000
                               ----------------------------   ----------------------------
                                Receivable        Payable      Receivable        Payable
                                ----------        -------      ----------        -------
Inbound                        $ 12,406,384              --     13,699,020              --
Outbound                         (5,939,368)      1,785,132     (4,969,134)     12,323,898
Payable accounts
interconnection operations -
CODETEL                                  --       1,202,247             --       1,511,378
                               ------------    ------------   ------------    ------------

                               $  6,467,016       2,987,379      8,729,886      13,835,276
                               ============    ============   ============    ============

12 Other liabilities

Other liabilities at December 31, 1999 and 2000 consisted of the following:

                                                  1999          2000
                                                  ----          ----

            Customer advances                 $ 1,203,764     1,256,345

            Deferred revenues:
              Calling cards                     2,130,985     3,622,686
              Installations and activations            --    14,654,886
            Other                                 454,958       456,573
                                              -----------   -----------

                                              $ 3,789,707    19,990,490
                                              ===========   ===========

Effective January 1 2000, the Company adopted the Staff Accounting Bulletin (SAB
101) "Revenue Recognition" issued by the Securities and Exchange Commission
(SEC). The adoption of SAB 101 resulted in a change in the revenue recognition policy regarding installation and activation revenues. Such change required the Company to recognize net revenues from installation and activation over the average service life based on the experience of the Company (35 months). This change in the revenue recognition method required the Company to recognize a cumulative effect of accounting change in net revenues from installations and activations for $16,452,799, which is presented as a separate item in the accompanying consolidated statements of operations. The adoption of this bulletin did not affect the cash flows of the Company.

13 Accrued expenses

A summary of accrued expenses at December 31, 1999 and 2000 is as follows:

                                                         1999          2000
                                                         ----          ----

            Expenses in lieu of income tax payable   $ 3,085,766       627,543
            Interest payable                           8,783,221     9,854,165
            Other                                      3,424,923     3,553,474
                                                     -----------   -----------

                                                     $15,293,910    14,035,182
                                                     ===========   ===========

14 Long-term debt

Long-term debt is summarized as follows:

                                                                                       1999            2000
                                                                                       ----            ----
Senior notes (a)                                                                   $200,000,000    200,000,000

Bank loans:
Four loans with Dominican banks for a total amount of RD$65,600,000 in 1999 and six loans for a total amount of RD$103,586,975 in 2000; with interest ranging from 20% to 24% per annum in 1999 and 24% to 26% per annum in 2000. These loans are due in monthly installments of RD$2,812,682 (approximately US$168,525)
including principal and interest, starting January, 2000 through December, 2007;
five of these loans are secured by communications equipment
with a carrying value of $7,283,201, the remainder is unsecured                       4,087,227      6,206,529

Loan from Export-Import Bank through International Bank of Miami for equipment purchases for a total approved amount of $36,002,530, which includes $2,267,026 of interest paid in advance, which amount is allocated proportionately to individual amounts drawn. Interest is payable semi-annually at a rate of 30-day
LIBOR plus 2.25% (annually) until May 15, 2001. The principal amount is payable in 10 semi-annual installments of approximately $2,023,017 each, from June 15,
2002 to December 15, 2006. The latest date to draw against the loan is May 15,
2001. After such date, this loan will bear interest at a rate equal to that of 3
year US Treasuries plus 2%. This loan is guaranteed by TRICOM USA                            --     20,230,169

Loan with Banco Popular de Puerto Rico for a total amount of $15,000,000, with monthly interest payments at LIBOR plus 4%. The principal amount will be paid in
3 installments of $3,000,000 in June 2003, $4,000,000 in December
2003 and $8,000,000 in June 2004. This loan is guaranteed by TRICOM USA                      --     15,000,000

Loan with General Electric Capital Corporation of Puerto Rico for $8,000,000
This loan bears interest at 30 day LIBOR plus 2.75%. The principal amount is payable in 36 monthly installments of $222,222 starting in January 2001. This loan is collateralized by transmission and communication equipment at a cost
of $15,864,000                                                                               --      8,000,000

10% unsecured line of credit with Citibank, N. A. for $10,000,000                    10,000,000             --

$15,000,000 revolving line of credit with Hamilton Bank, N. A. due in 2001
This loan bears interest at Citibank, N. A. prime rate (9% at December 31,
1999 and 10% at December 31, 2000) plus 0.05%.  This line of credit is
guaranteed by Tricom, S. A. an affiliate Banco Nacional de Credito, S. A             15,000,000     15,000,000
                                                                                   ------------   ------------
  Total bank loans                                                                   29,087,227     64,436,698
                                                                                   ------------   ------------

  Total long-term debt                                                              229,087,227    264,436,698
Less current portion of long-term debt                                                  315,216      3,213,939
                                                                                   ------------   ------------

  Long-term debt excluding current portion                                         $228,772,011    261,222,759
                                                                                   ============   ============

The aggregate principal amounts due on these long-term debt obligations are as follow:

                  Year ending December 31,
                  2001                             $   3,213,939
                  2002                                22,410,643
                  2003                                14,602,812
                  2004                               213,181,348
                  2005                                 5,418,810
                  2006 and thereafter                  5,609,146

(a) Senior Notes

On August 15, 1997, the Company issued $200,000,000 aggregate principal amount of 11 3/8% Senior Notes due in 2004 (the "Senior Notes"). Interest on the Senior Notes is payable in semi-annual installments on March 1st and September 1st of each year.

The Senior Notes may be redeemed at any time at the option of the Company, in whole or in part, after September 1, 2001, at a premium declining to par after September 1, 2003, plus accrued and unpaid interest, and additional amounts, if any, through the redemption date. The Senior Notes are senior unsecured obligations of the Company ranking pari passu in right of payment with all other existing and future senior debt, and will rank senior to any future subordinated indebtedness.

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

The fair value of this long term debt at December 31, 2000 is estimated in the amount of $186,000,000 determined through a combination of management estimates and information obtained from independent third parties, using market data available on the last business day of the year.

The Senior Notes are guaranteed fully, unconditionally and jointly and severally by some of the Company's subsidiaries, each of which is wholly owned by the Company. Separate financial statements of each of the guarantor subsidiaries have not been presented herein because management has determined that such separate financial statements would not be material to the holders of the Senior Notes.

Summarized consolidated financial information of guarantor subsidiaries, Comunicaciones, Tricom Latinoamerica, S. A. (previously Bay Tel), Call Tel and TRICOM USA and Subsidiaries, at December 31, 1999 and 2000 and for the three years ended December 31, 2000 is as follows (see note 1):

Balance sheet data:

                  Assets                      1999          2000
                  ------                      ----          ----

            Current assets:
            Cash and cash equivalents      $   614,802       919,185

            Accounts receivable:
              Related parties               12,190,813     5,946,731
              Other                          4,860,019     7,643,719
                                           -----------   -----------
              Accounts receivable, net      17,050,832    13,590,450

            Other current assets             1,154,627     1,239,867
                                           -----------   -----------
                Total current assets        18,820,261    15,749,502

            Property and equipment, net      8,080,300    26,726,431
            Other non-current assets         1,243,774     2,765,051
                                           -----------   -----------

              Total assets                 $28,144,335    45,240,984
                                           ===========   ===========

   Liabilities and Stockholder's Equity

            Current liabilities:
              Accounts payable:
                Carriers                                 1,113,416     7,361,826
                Related parties                          2,325,220    10,628,760
                Other                                      748,970       702,012
                                                       -----------   -----------
                                                         4,187,606    18,692,598
              Other current liabilities                  3,036,241     4,225,269
                                                       -----------   -----------
                Total current liabilities                7,223,847    22,917,867

            Other non-current liabilities               15,685,752    15,974,867
                                                       -----------   -----------
                Total liabilities                       22,909,599    38,892,734

            Stockholder's equity                         5,234,736     6,348,250
                                                       -----------   -----------

              Total liabilities and stockholder's
              equity                                   $28,144,335    45,240,984
                                                       ===========   ===========

Statements of operations data:

Statement of operations data:

                                                1998            1999            2000
                                                ----            ----            ----
Operating revenues                          $ 27,919,654      36,179,982      65,697,691
Operating costs                               28,861,720      36,282,315      62,537,158
                                            ------------    ------------    ------------
  Operating income (loss)                       (942,066)       (102,333)      3,160,533
Other income (expense)                            21,685         (66,896)     (1,458,642)
                                            ------------    ------------    ------------
  Net earnings (loss) before income tax         (920,381)       (169,229)      1,701,891
Income Tax                                       351,691        (141,660)       (588,377)
                                            ------------    ------------    ------------

  Net earning (loss)                        $   (568,690)       (310,889)      1,113,514
                                            ============    ============    ============

Cash flow data:

                                                1998            1999            2000
                                                ----            ----            ----
Net cash provided by (used in) operating
activities                                  $     83,061      (6,929,619)     20,042,719

Cash flows used in investment activities
- acquisition of property and equipment       (3,241,348)     (2,145,814)    (19,738,336)

Cash flows from financing activities:
  Borrowed funds received from banks                  --      15,000,000              --
  Borrowed funds paid to related parties              --      (5,608,247)             --
  Short-term obligations                              --          35,279              --
  Issuance of common shares                    2,999,000              --              --
                                            ------------    ------------    ------------
    Net cash provided by financing
activities                                     2,999,000       9,427,032              --

Effect of exchange rate changes on cash               88              35              --
                                            ------------    ------------    ------------

    Net increase (decrease) in cash and
cash equivalents                                (159,199)        351,634         304,383

Cash and cash equivalents at beginning of
the year                                         422,367         263,168         614,802
                                            ------------    ------------    ------------

Cash and cash equivalents at end of the
year                                        $    263,168         614,802         919,185
                                            ============    ============    ============

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

In the second quarter of 1998, the Company sold 5,700,000 Class A common shares in a public offering for US$74.1 million, net of issuance costs of $6,346,545. The proceeds of this issuance were used to expand the Company's local service, cellular and PCS networks and its international switching and circuit capacity. As well as paying short-term debt primarily incurred to fund equipment purchases.

All share and per share data set forth in the financial statements reflect the reclassification of the Company's shares of common stock that were outstanding prior to TRICOM's initial 1998 public offering of American Depository Shares into shares of Class B Stock and give effect to an approximate 3.3132-for-one stock split at that time.

During the second quarter of 2000, the Company sold 4,000,000 Class A common shares in a public offering for US$74.0 million, net of issuance costs of $6,852,774. The proceeds of this issuance were used for capital expenditures associated with increasing the capacity and coverage of local access, mobile and data networks and to expand international facilities to support increased traffic volume and to fund working capital.

16 Expense in lieu of income taxes

In accordance with the terms of the Concession Agreement signed with the Dominican Government, as revised on February 20, 1996 TRICOM, S. A. had an exemption from income tax but had to pay a fixed tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international settlement revenues. This tax will never be less than RD$18,000,000 ($1,078,500) annually.

In addition, since July 1998, expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. For December 31, 1998, 1999 and 2000, the cost of this additional tax was $315,801, $566,549 and $364,434, respectively, which is included as part of expense in lieu of income taxes in the accompanying consolidated statements of operations.

During the year ended December 31, 2000 the Company paid RD$7,500,000 ($449,371) as an advance deposit against the fixed tax 10%. As of December 31, 2000, there is RD$6,120,000 (equivalent to $366,687) included in prepaid expenses in the accompanying consolidated balance sheets.

At December 31, 1999 the Company paid as an advance of RD$30,000,000 ($1,869,159), which is included in prepaid expenses in the accompanying consolidated balance sheet. This prepayment was used to offset taxes for the year 2000.

17 Income tax

The Company is subject to income taxes in the United States. The components of income taxes follow:

                                              1998         1999         2000
                                              ----         ----         ----

      Current tax provision                 $      --     (108,000)     (96,487)
      Deferred tax                            351,691      (33,660)    (491,890)
                                            ---------    ---------    ---------

                                            $ 351,691     (141,660)    (588,377)
                                            =========    =========    =========

      The provision for current income
      taxes is composed of the following:
        Federal - Alternative minimum tax   $      --      (71,701)     (96,487)
        State income tax, net of federal
        benefit                                    --      (36,299)          --
                                            ---------    ---------    ---------

                                            $      --     (108,000)     (96,487)
                                            =========    =========    =========

The components of deferred income taxes in the United States follow:

      Deferred revenues                         $483,011    737,410     211,304
      Net operating loss carry forward           209,001     45,856     195,064
      Tax credit carry forward                        --    100,825     132,961
      Other                                       43,361     65,099     261,679
                                                --------   --------    --------
                                                 735,373    949,190     801,008

      Deferred tax liabilities - property and
      equipment                                  383,682    631,159     974,867
                                                --------   --------    --------

                                                $351,691    318,031    (173,859)
                                                ========   ========    ========

The Company has not recorded a valuation allowance for the deferred tax assets because it believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets.

At December 31, 2000, the Company had net operating loss carryforwards ("NOLS") aggregating approximately $586,472 expiring in the year 2019. In addition, the Company has alternative minimum tax credit carryforwards aggregating approximately $132,961.

Subsidiaries operating in the Republic of Panama and the Cayman Islands are exempt from income taxes as long as they operate outside the Republic of Panama and Cayman Islands.

18 Pension benefits

Beginning September 1, 2000, AFP Siembra, S. A. a related pension management company, has managed the Company's pension plan as individual defined contribution accounts (similar to the United States 401k plan). The plan management company maintains the investments on behalf of the plan participants and reports changes in the value of the individual accounts on a unit investment system. Under this arrangement, the Company contributes 5% of the employee's salary and the employee contributes 4%. Since September 1, 2000, the Company's expense for this plan was approximately $207,000, and is included as part of general and administrative expenses in the accompanying consolidated statements of operations.

The pension management company guarantees a minimum return of 1.5% over the mean of the average bid interest rate offered by certificates of deposit from Dominican commercial and multiple services banks reported by the Central Bank of the Dominican Republic, determined monthly, considering the date in which the funds entered the individual account.

The pension management company commits to permanently maintain on deposit with banks 90% of the instruments that comprise the total amount of the portfolio of funds being managed. The cost of this service is RD$50 (approximately $3) per employee per month, which will is deducted monthly from the contributions that the employer (the Company) makes. The pension management company earns performance bonus of 1% annually on the cumulative balance of each account under its management.

Prior to September 1, 2000, substantially all of the employees of the Company were included in a defined benefit plan that was established by Grupo Financiero. The benefits were based on the years of service and the employees' compensation during the last years before retirement. This plan was administered by the Plan de Pensiones y Jubilaciones del Grupo Financiero Nacional, S. A.

The Company made annual contributions to the Plan based on contribution levels determined by independent actuaries. The Company's pension expense was approximately $433,000, $587,000 and $531,000 in the years ended December 31, 1998, 1999 and 2000, respectively, and is included as part of general and administrative expenses in the accompanying consolidated statements of operations.

The following summarizes pension obligation information and estimated plan asset information for the Company individually, which were administered by the Plan de Pensiones as of November 30, 1999 is as follows:

                  Changes in benefit obligation
                  Benefit obligation at beginning of year        $ 2,234,367
                  Change in exchange rate                            (61,253)
                                                                 -----------
                  Benefit obligation at beginning of year, as
                  adjusted                                         2,173,114
                  Service cost                                       940,622
                  Interest cost                                      186,824
                  Actuarial gain                                     271,744
                  Benefits paid                                      (88,392)
                  Adjustments                                         72,260
                                                                 -----------
                  Benefit obligation at end of year                3,556,172
                                                                 -----------

                  Changes in plan assets
                  Fair value of plan assets at beginning (a)       2,513,478
                  Change in exchange rate                            (68,906)
                                                                 -----------
                  Fair value of plan assets at beginning of
                  year, adjusted                                   2,444,572
                  Actual return in plan assets                       419,038
                  Employer contribution                              586,887
                  Plan participants' contributions                   359,072
                  Benefits paid                                      (88,392)
                  Expenses and other adjustments                     (65,001)
                                                                 -----------
                  Fair value of plan assets at end of year (a)     3,656,176
                                                                 -----------

                  Funded status of the plan                      $   100,004
                                                                 ===========

                  Rate assumptions
                  Discount rates                                        6.00%
                  Rate of return on plan assets                        14.39%
                                                                 ===========

      (a) Corresponds to an estimate of the assets allocable to the Company. This estimate was based on the ratio of total obligations of TRICOM to the total obligation of Grupo Financiero applied to the total plan assets. However, there is no formal segregation of assets applicable to the employees of the Company.

19 Commitments and contingencies

Since 1995, TRICOM has entered into operating leases with related companies. The total expense under these leases in 1998, 1999 and 2000 was $72,582, $108,578, and $157,600 respectively.

TRICOM maintains contracts with foreign entities for the traffic of overseas calls. Such contracts require each entity to obtain the necessary facilities to establish, maintain and operate its respective terminals. The costs of each contract are based upon negotiation rates, which are computed based on the amount of traffic each month. For the years ended December 31, 1998, 1999 and 2000 this cost was $4,273,617, $3,706,683 and $4,916,317, respectively, and is included in the cost of satellite connections in the accompanying consolidated statements of operations.

The Company has commitments for the purchase of transmission and communication equipment with Motorola, Inc. for $14,540,747. This equipment will be installed in Panama, in accordance with the Company's expansion plans.

On May 8, 1997, the Federal Communications Commission ("FCC") issued an order to implement the provisions of the Telecommunications Act of 1996 relating to the preservation and advancement of universal telephone service (the "Universal Service Fund"). The Universal Service Order requires all telecommunications carriers providing interstate telecommunications services to contribute to universal service by contribution to a fund (the "Universal Service Fund"). Universal Service Fund contributions were assessed based upon intrastate, interstate and international end-user gross telecommunications revenue effective January 1 through December 31.

At December 31, 1999 and 2000 the Company contributed $141,141 and $251,386, respectively, to the "Universal Service Fund" on end-user telecommunications revenue of $4,756,792 in 1999 and $3,585,572 in 2000. The contribution paid is included as part of general and administrative expenses in the accompanying statements of operations.

Other Lease Obligations

The Company maintains operating leases for the use of office space, telecommunication centers, commercial offices, warehouse, an automobile, an aircraft and others. The operating leases are renewable at the end of the lease period, which is usually one year. Expenses for these leases in 1998, 1999 and 2000 were approximately $405,000, $476,000 and $1,754,000, and are included in general and administrative expenses in the consolidated statements of operations. The lease payments for the next five years are as follows:

                  Year                               Amount
                  ----                               ------

                  2001                          $  2,598,151
                  2002                             2,651,370
                  2003                             2,740,499
                  2004                             2,864,819
                  2005 and future                 12,374,241
                                                 ===========

Legal Proceedings

In August 1999, a Dominican company and two individual plaintiffs sued the Company before Dominican courts for alleged losses and damages of up to approximately RD$200,000,000 (approximately $12,000,000) resulting from the imprisonment by Dominican authorities of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that the Company instigated following an irregular increase in telephonic traffic at certain telephone number. The case is pending decision from the Judge. After consulting with legal counsel, the Company believes that this matter will not have a material adverse effect on results of operations or financial position.

The Company is involved in other lawsuits and legal actions that have resulted from its ordinary business activities, under which claims amount to approximately US$6,800,000 (RD$113,000,000). Management has evaluated these claims and believes that the final outcome of these matters will not have an adverse effect on the results of the operations or the financial position of the Company.

No amounts have been recorded in the accompanying financial statements related to these legal proceedings.

Severance indemnities

Companies based in the Dominican Republic maintain reserves under the provisions of U.S. Statement of Financial Accounting Standards "SFAS" 112 to cover the ultimate payment of severance indemnities. Severance expense amounted to $257,690, $328,807 and $760,740 in the years ended December 31, 1998, 1999 and
2000 and are included as part of general and administrative expenses in the accompanying consolidated statement of operations.

20 Business and credit concentration

In the normal course of business, the Company has accounts receivable from carriers. Although the Company's exposure to credit risk associated with non-payment by these carriers is affected by conditions or occurrences within the industry, most of these receivables are due from large, well-established companies. The Company does not believe that this concentration of credit risk represents a material risk of loss.

21 Legal reserve

Article 58 of the Code of Commerce of the Dominican Republic requires all companies to segregate at least 5% of net earnings as a legal reserve until such reserve reaches 10% of paid- in capital. This reserve is not available for dividend distribution, except in case of dissolution of the corporation.

22 Stock option plan

At May 4, 1998, the Company initiated a Long-term Incentive Plan, in which certain employees could be granted options to purchase shares of the Company's common stock. The Plan is administered by the Board of Directors of the Company and has the authority to determine which employees will participate in the Plan.

The Plan authorizes grants of options to purchase up to 750,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become exercisable after three years from the date of grant.

At December 31, 1999 and 2000, there were 436,580 and 230,370 additional shares available for grant under the Plan, respectively.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro-forma amounts indicated below.

                                                         1999          2000
                                                         ----          ----

                  Net earnings (loss) - as reported   $22,034,525   (7,225,635)
                  Net earnings (loss) - proforma       21,648,100   (7,929,562)
                                                      ===========   ==========

                  Net earnings (loss) per share:
                  As reported - basic and diluted            0.89        (0.26)
                                                      ===========   ==========
                  Pro-forma - basic and diluted              0.87        (0.28)
                                                      ===========   ==========

                                                           Weighted
                                                           Average
                                                           Exercise
                                               Options      Price
                                               --------    ---------

                  Balance, December 31, 1997         --           --
                  Granted                       477,664        12.95
                                               --------    ---------
                  Balance, December 31, 1998    477,664        12.95
                  Granted (a)                   251,420         8.06
                  Cancelled (a)                (415,664)       13.00
                                               --------    ---------
                  Balance, December 31, 1999    313,420         8.96
                  Granted                       207,245        20.45
                  Surrendered                    (1,035)        8.06
                                               --------    ---------

                  Balance, December 31, 2000    519,630        13.53
                                               ========    =========

      (a) Corresponds to the reduction in the exercise price from $13.00 to $8.06 of options granted in 1998. The number of options was also reduced proportionately. All other conditions were unchanged. Effective July 1, 2000, the FASB issued Financial Interpretation No. 44 (FIN 44) which amended

            APB 25 and requires "variable" accounting for all stock option repricing retroactive to December 15, 1998. As a result, these options will require variable accounting until they are exercised, cancelled, forfeited or expired. Under variable accounting, compensation expense must be measured by the difference between the exercise price and the market price of the Company's stock at each reporting period amortized over the vesting period. The effect of the application of FIN 44 during 2000 was not significant.

Exercise prices of options outstanding as of December 31, 2000 ranged from $6.63 to $23.75. The following table provides certain information with respect to stock options outstanding at December 31, 2000:

                                Stock            Weighted      Weighted Average
                               options       Average Exercise     Remaining
Range of exercise prices     outstanding            Price      Contractual Life
------------------------     -----------     ----------------  ----------------

Under $7.00                        4,000             6.63             7.92
$7.00 - $10.00                   251,815             8.05             7.48
$10.01 - $13.00                   62,435            12.88             7.52
$13.01 - $16.00                   72,420            15.51             9.65
$16.01 - $19.00                       --               --               --
$19.01 - $22.00                    5,000            20.90             9.25
$22.00 - $23.75                  123,960            23.75             9.25
                             -----------     ----------------  ----------------

                                 519,630            13.53             8.23
                             ===========     ================  ================

The weighted-average fair value at date of grant for options granted during 1999 and 2000 were $8.06 and $20.45, respectively and was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions.

                                                      1999     2000
                                                      ----     ----

            Expected life in years                     7.50     7.50
            Interest rate                              6.33     5.10
            Volatility                                73.22    79.94
            Expected dividends                           --       --
                                                      =====    =====

Warrants:

In October, 1999 the Company entered into an agreement with a third party to provide investor relations service for a period of two years. The Company granted warrants to purchase 300,000 Class A common shares of the Company at an exercise price of $8.875 per share. At December 31, 1999 and 2000 the Company had 150,000 and 250,000 shares vested for this contract, while the remaining 50,000 share will vested in April 28, 2001.

The Company is recognizing an expense for the fair value of these options using the Black-Scholes options pricing model as follow:

The 150,000 shares vested in 1999 were valued at the fair value of the shares at the date of grant and the 100,000 shares vested in the year 2000 were valued at the fair value of the shares at the date they were vested. The Company has 50,000 shares that are not vested at December 31, 2000, that are valued at the fair value at December 31, 2000.

For the years ended December 31, 1999 and 2000 the Company recognized an expense of $273,000 and $1,005,755, respectively, which is included as part of general and administrative expense in the accompanying consolidated statements of operations.

23 Quarterly financial data (unaudited)

The following tables contain selected unaudited consolidated quarterly financial data for the Company:

                                                                        1999
                                           -------------------------------------------------------------
                                           First Quarter  Second Quarter   Third Quarter  Fourth Quarter
                                           -------------  --------------   -------------  --------------
Total operating revenues                   $ 34,823,199      40,901,880      44,968,825      50,125,037

Operating costs, including depreciation                                                       32,719,08
charges of $4,494,884; $5,141,925;
$5,158,482 and $6,042,189 for each
quarter, respectively                        26,495,328      32,149,080      32,719,085      37,993,368
                                           ------------    ------------    ------------    ------------
  Operating income                            8,327,871       8,752,800      12,249,740      12,131,669

Other expenses, net                          (3,745,609)     (3,547,369)     (6,534,080)     (5,339,126)
                                           ------------    ------------    ------------    ------------

Earnings before income taxes and
cumulative effect of accounting change        4,582,262       5,205,431       5,715,660       6,792,543

Income tax benefit (expense)                     56,203              --              --        (197,863)
                                           ------------    ------------    ------------    ------------

Earnings before cumulative effect of
accounting change                             4,638,465       5,205,431       5,715,660       6,594,680

Cumulative effect of accounting change
for organization expenses                            --              --              --        (119,711)
                                           ------------    ------------    ------------    ------------

Net earnings                               $  4,638,465       5,205,431       5,715,660       6,474,969
                                           ============    ============    ============    ============

Earnings per share                         $       0.19            0.21            0.23            0.26
                                           ============    ============    ============    ============

Number of common shares used in              24,844,544      24,844,544      24,844,544      24,844,544
                                           ============    ============    ============    ============

                                                                        2000
                                           -------------------------------------------------------------
                                           First Quarter  Second Quarter   Third Quarter  Fourth Quarter
                                           -------------  --------------   -------------  --------------
Total operating revenues                   $ 50,229,735      53,081,404      57,919,395      63,067,121

Operating costs, including depreciation
charges of $7,552,734; $8,390,173;
$9,168,662 and $11,053,710 for each
quarter, respectively                        39,401,870      44,406,622      47,125,015      52,342,263
                                           ------------    ------------    ------------    ------------
  Operating income                           10,827,865       8,674,782      10,794,380      10,724,858

Other expenses, net                          (8,172,126)     (6,818,441)     (7,297,368)     (8,918,409)
                                           ------------    ------------    ------------    ------------

Earnings before income taxes and
cumulative effect of accounting change        2,655,739       1,856,341       3,497,012       1,806,449

Income tax benefit (expense)                   (130,250)       (140,568)       (160,210)       (157,349)
                                           ------------    ------------    ------------    ------------

Earnings before cumulative effect of
accounting change                             2,525,489       1,715,773       3,336,802       1,649,100

Cumulative effect of accounting change
for installation and activation revenues    (16,452,799)             --              --              --
                                           ------------    ------------    ------------    ------------

Net earnings                               $(13,927,310)      1,715,773       3,336,802       1,649,100
                                           ============    ============    ============    ============

Earnings per share                         $      (0.56)           0.06            0.12            0.06
                                           ============    ============    ============    ============

Number of common shares used in
calculation                                  24,844,544      28,361,028      28,844,544      24,844,544
                                           ============    ============    ============    ============

24 Segment information

In the fourth quarter of 1998, the Company adopted Financial Accounting Standards Board Statement No. 131, "Disclosures about Segment of an Enterprise and Related Information", which establishes standards for reporting information about a company's operating segments. The Company has divided its operations into four reportable segments: Wireline, Cellular, International, and Others based upon similarities in revenue generation, cost recognition, marketing and management of its businesses.

The reporting segments follow the same accounting policies used for the company's consolidated financial statements and described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

Following is a tabulation of business segment information for each of the past three years. Corporate information is included as eliminations to reconcile segment data to consolidated financial statements.

Geographic

                                                                     1998
                                    ----------------------------------------------------------------
                                    United States  Dominican Republic   Eliminations    Consolidated
                                    ------------      ------------      ------------    ------------
International settlement revenues   $ 24,208,283         44,812,490      (18,688,685)     50,332,088
Other                                  2,857,215         72,312,089               --      75,169,304
                                    ------------      ------------      ------------    ------------
  Total operating revenues            27,065,498        117,124,579      (18,688,685)    125,501,392

  Operating costs                     27,818,364         86,894,092      (18,688,685)     96,023,771
                                    ------------      ------------      ------------    ------------

Operating income (loss)             $   (752,866)        30,230,487               --      29,477,621
                                    ============      ============      ============    ============

Identifiable assets                 $  8,603,748        436,763,531         (552,676)    444,814,603
                                    ============      ============      ============    ============

                                                                     1999
                                    ----------------------------------------------------------------
                                    United States  Dominican Republic   Eliminations    Consolidated
                                    ------------      ------------      ------------    ------------
International settlement revenues   $ 35,510,406         46,338,275      (21,256,547)     60,592,134
Other                                    490,836        109,735,971               --     110,226,807
                                    ------------      ------------      ------------    ------------
  Total operating revenues            36,001,242        156,074,246      (21,256,547)    170,818,941

  Operating costs                     35,007,605        115,605,803      (21,256,547)    129,356,861
                                    ------------      ------------      ------------    ------------

Operating income (loss)             $    993,637         40,468,443               --      41,462,080
                                    ============       ============      ============   ============

Identifiable assets                 $ 25,525,617        514,417,693       (8,464,849)    531,478,461
                                    ============      ============      ============    ============

                                                                          2000
                                    --------------------------------------------------------------------------------
                                    United States  Dominican Republic      Other        Eliminations    Consolidated
                                    ------------       ------------     ------------    ------------    ------------
International settlement revenues   $ 65,667,150         48,817,572               --     (30,297,672)     84,187,050
Other                                     29,768        140,080,837               --              --     140,110,605
                                    ------------       ------------     ------------    ------------    ------------
  Total operating revenues            65,696,918        188,898,409               --     (30,297,672)    224,297,655

  Operating costs                     62,056,005        151,435,223           82,214     (30,297,672)    183,275,770
                                    ------------       ------------     ------------    ------------    ------------

Operating income (loss)             $  3,640,913         37,463,186          (82,214)             --      41,021,885
                                    ============       ============     ============    ============    ============

Identifiable assets                 $ 38,107,771        697,291,056       34,383,027     (87,341,995)    682,439,859
                                    ============       ============     ============    ============    ============

Products and services

                                                                  1998
                      ---------------------------------------------------------------------------------------------
                          Wireline          Cellular   International   Others(a)       Eliminations    Consolidated
                          --------          --------   -------------   ---------       ------------    ------------
Revenue               $      35,658,595    26,604,945    69,020,773    12,905,764         (18,688,685)  125,501,392
                      =================   ===========   ===========   ===========   =================   ===========
Operational income           12,594,564    11,697,166    12,790,330    11,084,246         (18,688,685)   29,477,621
                      =================   ===========   ===========   ===========   =================   ===========
Identifiable assets          88,372,739    66,747,297    22,510,041   267,184,526                  --   444,814,603
                      =================   ===========   ===========   ===========   =================   ===========
Depreciation
expense                       7,924,465     3,222,774     1,509,691     1,965,230                  --    14,622,160
                      =================   ===========   ===========   ===========   =================   ===========
Capital
expenditures          $      69,663,693    31,777,625     6,980,783    33,678,911                  --   142,101,012
                      =================   ===========   ===========   ===========   =================   ===========

                                                                  1999
                      ---------------------------------------------------------------------------------------------
                          Wireline          Cellular   International   Others(a)       Eliminations    Consolidated
                          --------          --------   -------------   ---------       ------------    ------------
Revenue               $      62,572,264    35,346,554    81,848,681    12,307,989         (21,256,547)  170,818,941
                      =================   ===========   ===========   ===========   =================   ===========
Operational income           26,958,139    13,167,776    12,781,596     9,811,116         (21,256,547)   41,462,080
                      =================   ===========   ===========   ===========   =================   ===========
Identifiable assets         177,806,707   110,876,334    25,590,381   217,205,039                  --   531,478,461
                      =================   ===========   ===========   ===========   =================   ===========
Depreciation
expense                      11,080,231     5,605,645     2,928,174     1,223,430                  --    20,837,480
                      =================   ===========   ===========   ===========   =================   ===========
Capital
expenditures          $      79,065,923    42,573,958     7,602,493    16,183,849                  --   145,426,223
                      =================   ===========   ===========   ===========   =================   ===========

                                                                  2000
                      ---------------------------------------------------------------------------------------------
                          Wireline          Cellular   International   Others(a)       Eliminations    Consolidated
                          --------          --------   -------------   ---------       ------------    ------------
Revenue               $      83,491,208    42,450,018   114,484,722    14,169,379         (30,297,672)  224,297,655
                      =================   ===========   ===========   ===========   =================   ===========
Operational income           22,558,963    12,273,329     2,932,170     3,257,423                  --    41,021,885
                      =================   ===========   ===========   ===========   =================   ===========
Identifiable assets         155,520,757   267,580,351    38,341,447   220,997,304                  --   682,439,859
                      =================   ===========   ===========   ===========   =================   ===========
Depreciation
expense                      24,425,105     7,870,113     1,953,356     1,916,705                  --    36,165,279
                      =================   ===========   ===========   ===========   =================   ===========
Capital
expenditures          $      42,975,001    90,751,943     9,476,159    25,710,325                  --   168,913,428
                      =================   ===========   ===========   ===========   =================   ===========

      (a) Other (identifiable assets) include administrative/corporate assets which are not revenue generating. Also includes construction in process and communication equipment pending installation, which at December 31, had not been placed in service and were not specifically associated with any business segment. Other remaining assets do not meet any quantifiable test for determining reportable segments and are non-revenue generating.

25 New accounting standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). As amended, the statement becomes effective for fiscal years beginning after June 15, 2000 and will not be applied retroactively. The statement establishes accounting and reporting standards for derivative instruments and hedging activity. The Company has determined that this statement will have any effect on its financial position or results of operations.

26 Cumulative effect of accounting change of organizations costs

During 1999, the Company changed its method of accounting for organization expenses in order to comply with Statement of Position No. 98-5, issued by the American Institute of Certified Public Accountants. The change involved expensing these costs as incurred, rather than capitalizing and subsequently amortizing such costs. The change resulted in the write-off of costs capitalized as of January 1, 1999. The cumulative effect of the change of $119,711 has been expensed and reflected as a separate line in the 1999 consolidated statements of operations.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TRICOM, S.A.


Dated: April 30, 2001                  By: /s/ Carl H. Carlson
                                           -------------------------------------
                                           Carl H. Carlson,
                                           Executive Vice President and
                                           Member of the Office of the President