Form 20-F/A
period 2000-12-31
TRICOM SA
filed 2001-10-11
CIK 1052124

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------


                                   FORM 20-F/A


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

                             Yes X          No
                                ---           ---

             Indicate by check mark which financial statement item
                     the Registrant has elected to follow:

                        Item 17             Item 18   X
                                -----               -----

                               TABLE OF CONTENTS


                                                                                                               PAGE
                                                                                                               ----
GENERAL INTRODUCTION..............................................................................................5
                                               PART I     6
ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS*..............................................6
ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE*............................................................6
ITEM 3.       KEY INFORMATION.....................................................................................6
ITEM 4.       INFORMATION ON THE COMPANY.........................................................................17
ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................................................42
ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................................................51
ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................................................55
ITEM 8.       FINANCIAL INFORMATION..............................................................................60
ITEM 9.       THE OFFER AND LISTING..............................................................................60
ITEM 10.      ADDITIONAL INFORMATION.............................................................................62
ITEM 11.      QUANTATATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........................................68
ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES*............................................69


                                               PART II    70

ITEM 13.      DEFAULTS, DIVIDED ARREARAGES AND DELINQUENCIES.....................................................70
ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS*......................70
ITEM 15.      [RESERVED].........................................................................................70
ITEM 16.      [RESERVED].........................................................................................70

                                               PART III   70

ITEM 17.      FINANCIAL STATEMENTS**.............................................................................70
ITEM 18.      FINANCIAL STATEMENTS...............................................................................70
ITEM 19.      EXHIBITS...........................................................................................70


-------------
  * Omitted because the Item is not applicable or the answer is negative. ** The Company has completed Item 18 in lieu of this Item.

                (This page has been left blank intentionally.)

                              GENERAL INTRODUCTION


     UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO (I) THE "COMPANY" OR "TRICOM" REFER TO TRICOM, S.A. AND ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE OPERATIONS, AND INCLUDE TRICOM'S PREDECESSORS, AND (II) "GFN" REFERS TO GFN CORPORATION LTD. AND ITS DIRECT AND INDIRECT SUBSIDIARIES, OTHER THAN THE COMPANY AND ITS SUBSIDIARIES, AND INCLUDES GFN'S PREDECESSORS.


PRESENTATION OF CERTAIN FINANCIAL INFORMATION


     The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997. See "Item 5. Operating and Financial Review and Prospects" and Note 2 of Notes to the audited consolidated financial statements of the Company at December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 (the "Consolidated Financial Statements"). Unless otherwise stated, Dominican peso amounts that appear in this Annual Report have been translated into United States dollars. As of December 31, 1999 and 2000, the rates used by the Company to translate Dominican peso-denominated accounts at the year-end were RD$16.05 and RD$16.69, respectively.


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


(6) EBITDA typically consists of earnings (loss) before interest and other income and expenses, income taxes and depreciation and amortization. As described in note 2 above we make payments to the Dominican government in lieu of income taxes. As a result, we calculate EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. Our calculation of EBITDA may not be comparable to EBITDA calculated by other companies. We believe that EBITDA is useful to investor because it commonly is used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles. For 1999 and 2000, we have also added back to EBITDA amortization of radio frequency rights of $198,333 and $320,186, respectively.

EXCHANGE RATES



     The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. The following table sets forth the average official rate for each of the five most recent years and each fiscal quarter within those years, and the high and low official exchange rates for each of the previous six months, all as reported by the Central Bank. The average official rate has been calculated by using the average of the exchange rates on the last day of each month during the period. At October 5, 2001, the average official exchange rate was RD$16.66 per $1.00 while the average private market rate was RD$16.90 per $1.00.




                                                        AVERAGE OFFICIAL RATE            AVERAGE PRIVATE RATE
                                                               (RD$ PER $)                     (RD$ PER $)
                                                        ---------------------            --------------------
YEAR ENDED DECEMBER 31, 1996....................                 13.19                           13.66
YEAR ENDED DECEMBER 31, 1997....................                 13.97                           14.25
YEAR ENDED DECEMBER 31, 1998....................                 14.70                           15.23
YEAR ENDED DECEMBER 31, 1999....................                 15.83                           16.03
YEAR ENDED DECEMBER 31, 2000....................                 16.18                           16.37





PREVIOUS SIX MONTHS FOR YEAR ENDING                               OFFICIAL RATE                    PRIVATE RATE
DECEMBER 31, 2001                                                  (RD$ PER $)                        (RD$)
                                                              --------------------            --------------------
                                                              HIGH             LOW            HIGH             LOW
                                                              ----             ---            ----             ---
April...........................................              16.66           16.66           16.90            16.85
May.............................................              16.66           16.66           16.85            16.85
June............................................              16.66           16.66           16.85            16.85
July............................................              16.66           16.66           16.85            16.84
August..........................................              16.66           16.66           16.85            16.84
September.......................................              16.66           16.66           16.90            16.85


RISK FACTORS



     You should carefully consider the risks described below and other information in this report.


RISKS RELATING TO OUR CAPITAL STRUCTURE

         OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO FUND EXPANSION AND OUR COMPETITIVE POSITION.


         We are highly leveraged. At December 31, 2000, we had outstanding approximately $398.8 million in aggregate principal amount of indebtedness, including capital leases. At December 31, 2000, we had approximately $210.8 million total shareholders' equity.


         The degree to which we are leveraged could have important consequences to us, including the following:

         - a substantial portion of our cash flow must be used to pay interest on our indebtedness. Therefore, our cash flow available for use in our business will be reduced;

         - our high degree of leverage could increase our vulnerability to changes in general economic conditions;

         - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired;

         - we are much more leveraged than our principal competitor, which may be a competitive disadvantage in our principal market; and

         - our failure to comply with covenants and restrictions contained in our notes' indenture could lead to a default which could cause that and other debt to become immediately payable.


         WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS TO MEET OUR DEBT SERVICE REQUIREMENTS.



         Our ability to pay interest on our indebtedness and meet our debt service obligations will depend on our future performance, which in turn depends on successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond our control. Our interest expense for the year ended December 31, 2000 was $34.0 million and our cash flow from operations for the year ended December 31, 2000 was $42.3 million. Approximately $122.0 million of our indebtedness will mature during the year ending December 31, 2001, however, most of these borrowings will be renewed or rolled over at maturity. Our ability to refinance any of this indebtedness will depend on our financial condition at the time it matures, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions. If refinancing were not possible, we could be forced to dispose of assets at unfavorable prices. In addition, our inability to refinance these obligations could result in our defaulting on our other debt obligations.



         WE DEPEND ON SHORT-TERM BORROWINGS IN THE DOMINICAN FINANCIAL MARKETS, WHICH BEAR HIGH INTEREST RATES AND WE CANNOT BE CERTAIN THAT THEY WILL CONTINUE TO BE AVAILABLE.



         We fund a substantial portion of our capital expenditure and working capital requirements with short-term borrowings in the Dominican financial markets. As of December 31, 2000, we had with Dominican financial institutions RD peso-denominated debt equivalent to $3.5 million with interest rates at 26% and U.S. dollar-denominated debt of $35.0 million, with interest rates ranging from 9.69% per annum to 12% per annum. These borrowings have maturities ranging up to 180 days and often are rolled over and payable on demand. However, our current lenders may be unable or unwilling to lend to us in the future. Even if these short term borrowings continue to be available to us, due to their short-term maturities, we may be required to repay them at times when replacement financing is not available on commercially attractive terms.


RISKS RELATED TO OUR OPERATIONS


         OUR PRINCIPAL COMPETITOR IN THE DOMINICAN REPUBLIC, CODETEL, HAS SUBSTANTIALLY GREATER MARKET SHARE AND RESOURCES, WHICH MAY PREVENT US FROM MAINTAINING OR INCREASING OUR MARKET SHARE.



         We compete primarily with Compania Dominicana de Telefonos C. por A., or Codetel, a wholly owned subsidiary of Verizon Communications Inc. Codetel has an established market presence, networks and resources substantially greater than ours. More than 75% of the Dominican Republic's local access line customers are customers of Codetel. The growth of our market share depends upon our ability to obtain customers in areas that currently are not served, or are underserved, by Codetel and to convince Codetel customers to either add, or switch to, the telephony services we offer. If Codetel implements significant price reductions for particular services we may be forced to reduce our rates in response in order to remain competitive. In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period. As a result we may not be able to maintain or increase our market share.



         THERE ARE NEW ENTRANTS IN THE DOMINICAN MARKETS, PARTICULARLY FOR WIRELESS SERVICES, WHICH COULD INCREASE COMPETITION FOR OUR SERVICES, REDUCE OUR MARKET SHARE OR INCREASE PRICE COMPETITION.



         The Dominican government has granted telecommunications concessions to a number of companies in the last several years. In 1999, France Telecom acquired a company which has a concession to provide telecommunication services. France Telecom has used the concession to offer wireless services. France Telecom's marketing efforts has included offering services at discounts. In January 2000, Centennial Cellular Corp. acquired 70% of All America Cables and Radio, Inc., an integrated telecommunications provider. Centennial is attempting to expand All America's share of the Dominican market for cellular and PCS services. In the international long distance market, investment by U.S. telecommunications companies in Dominican markets could limit the number of U.S. carriers that would send a significant number of minutes to us or otherwise adversely affect our ability to generate international settlement revenues. As a result of these and other potential new entrants, we expect to face more competition in the Dominican telecommunications market in the future, which could adversely affect our ability to maintain our market share or require us to lower prices.

         SETTLEMENT RATES FOR INTERNATIONAL TRAFFIC FROM THE UNITED STATES AND PUERTO RICO COULD CONTINUE TO DECLINE, WHICH COULD REDUCE OUR INTERNATIONAL SETTLEMENT REVENUES AND PROFIT MARGINS FROM THESE REVENUES.



         Revenues from incoming international long distance calls represented approximately 40% of our operating revenues in 1998, 36% in 1999 and 38% in 2000. Approximately 98% of these revenues were attributable to calls originating in the United States and Puerto Rico. Settlement rates for traffic between the United States and the Dominican Republic have declined from $0.41 per minute during 1996 to $0.10 per minute during 2000. We believe that competitive and regulatory pressures could continue to push settlement rates lower. Future decreases in settlement rates, without a corresponding increase in our international long distance traffic from the United States, would reduce our international settlement revenues and adversely affect the profit margins that we realize on these revenues.


         BECAUSE WE ARE RECEIVING AN INCREASING PORTION OF OUR INTERNATIONAL MINUTES FROM U.S.-BASED RESELLERS, WE MAY EXPERIENCE SUBSTANTIAL FLUCTUATION IN OUR INTERNATIONAL REVENUES.


         Since 1997, we have derived an increasing proportion of international revenues from U.S.-based resellers, which are companies that typically buy long distance minutes in bulk and resell the minutes to other companies or individual end users. During 2000, resellers originated approximately 45% of our international long distance minutes from the United States to the Dominican Republic. While we enter into agreements with resellers, they are not required to provide us with any specified amount of traffic. The volume of minutes and revenues we receive from these resellers may vary significantly because of their uncertain financial condition.



         INTENSE COMPETITION IN U.S. MARKETS AMONG INTERNATIONAL LONG DISTANCE CARRIERS HAS RESULTED IN BANKRUPTCY FILINGS BY A NUMBER OF OUR RESELLER CLIENTS. WE MAY NOT BE ABLE TO COLLECT MONIES THAT THESE CLIENTS OWE TO US.



         During 2001, six U.S. carriers with which we exchanged, exchange or contracted at one time to exchange long distance service filed voluntary petitions for bankruptcy. In four cases, our subsidiary, TRICOM USA, is an unsecured, pre-petition creditor and has claims aggregating approximately US$1.5 million. We may not be able to recover the amounts owed to us and we may face substantial delays in resolving our claims. In two cases, the bankrupt carriers applied to prevent us from altering, refusing or discontinuing services, although the courts in these cases did not grant the requests of these carriers. We may be compelled to provide service to other carriers in bankruptcy under terms mandated by the court, which may not be as favorable to us as terms that we receive from other resellers.


         EFFORTS TO MINIMIZE CREDIT RISKS MAY ADVERSELY AFFECT OUR EFFORTS TO EXPAND OUR CUSTOMER BASE.


         During 1996, we terminated service for a significant number of mobile subscribers due to credit considerations, which adversely affected our results of operations. Since that time, we have instituted measures to minimize consumer credit risks. However, our efforts to minimize consumer credit risks may not be successful as we expand and offer our services across many different social and economic markets, including our expansion in Central America. Moreover, efforts to minimize credit risks may limit the number of our new subscribers.


         OUR NET GROWTH IN SUBSCRIBERS MAY BE REDUCED BY CUSTOMER DISCONNECTIONS OR CHURN.


         Our results of operations in the past have been, and in the future may be, affected by subscriber disconnections. In order to realize net growth in subscribers, we must replace disconnected subscribers and add new subscribers. The sales and marketing costs associated with attracting new subscribers are substantial, relative to the costs of providing service to existing subscribers. Our average monthly disconnection rate, or "churn rate," during 2000 was 3.1% for cellular and PCS subscribers and 2.3% for local access line subscribers. If we are not able to maintain our credit policies, or not otherwise able to limit churn, we will not experience net growth in subscribers.



         WE MAY NOT HAVE SUFFICIENT RESOURCES TO KEEP PACE WITH CHANGES IN TECHNOLOGIES USED TO PROVIDE TELECOMMUNICATIONS SERVICES OR THE TECHNOLOGIES THAT WE HAVE CHOSEN TO PROVIDE SERVICE MAY BE LESS POPULAR AMONG USERS THAN OTHER TECHNOLOGIES.

         If we do not offer the latest technology, we may not be able to retain our existing customers or attract new ones. Our digital mobile technology could become obsolete. Our investment, to date, in our Dominican market exceeds $700 million and we would require substantial investment to replace all or a substantial part of it or our Central American network.



         SPECIAL TAX PROVISIONS CONTAINED IN OUR CONCESSION AGREEMENT ARE REQUIRED TO BE APPROVED BY THE DOMINICAN CONGRESS BUT HAVE NOT BEEN TO DATE, WHICH MAY CAUSE OUR FUTURE TAXES PAYABLE TO THE DOMINICAN GOVERNMENT TO INCREASE.



         Our concession agreement with the Dominican government, which grants us our right to operate as a telecommunications provider, provides for payments to the Dominican government, in lieu of income tax imposed on other Dominican corporations. Under the Dominican Constitution, provisions of agreements with the Dominican government that contain exemptions from income tax only become effective upon approval by the Dominican Congress. Neither our existing concession agreement, nor the concession agreements of Codetel and other competitors, all of which contain tax provisions identical to ours, has been submitted to the Dominican Congress for approval. We are not aware of any plans of the Dominican government to submit any concession agreements to the Dominican Congress for approval.



         If our concession agreement is presented to the Dominican Congress, it may not approve or validate those provisions of the concession agreement relating to the payment of taxes. If the provisions relating to the payment of taxes in our concession agreement were to be disapproved by the Dominican Congress, we believe that Dominican tax law would require the payment of a tax equal to 25% of our adjusted net income, but never less than 1.5% of gross revenues, payable in advance on a monthly basis, which is the current tax regime generally applicable to Dominican corporate taxpayers. For 2000, this would have resulted in our paying income taxes of $2.5 million compared to taxes in lieu of income taxes of $10.2 million for 2000. However, the calculation of taxes on the basis applicable to other Dominican corporations could result in our paying greater taxes than we would otherwise pay under the terms of our concession agreement.



         WE MAY LOSE REVENUE OR INCUR INCREASED COST AS A RESULT OF FRAUDULENT USE OF OUR PCS AND CELLULAR NETWORKS.



         During 2000, we estimate that our lost revenues from fraudulent use of our PCS and cellular networks totaled $711,000. Anti-fraud technology continually becomes obsolete, and we will have to make future expenditures to acquire and use anti-fraud technology.


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


RISKS RELATING TO OUR EXPANSION STRATEGY


         WIRELESS TELECOMMUNICATIONS SERVICES COMPANIES HAVE A LIMITED HISTORY IN OUR EXISTING AND TARGETED MARKETS, ACCEPTANCE OF OUR SERVICES IS UNCERTAIN, AND WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN.



         Due, in part, to the limited history of wireless communications services in our existing market in the Dominican Republic and our targeted markets in Central America, we face many uncertainties in our markets that may affect our ability to grow or implement our business plan. These uncertainties include:

         -    the size of the markets for wireless communications services;

         -    the penetration rates of these markets;

         - the ability of potential subscribers to pay subscription and other fees;

         - the extent and nature of the competitive environment in these markets; and

         - the immediate and long-term commercial viability of wireless communications service in these markets.


         As a result of these uncertainties, we may make significant investments in developing a network and promoting our digital mobile services in markets where we may not achieve significant market acceptance for our services. If this occurs we may be unable to recover our investment in these markets.



         WE MAY NOT BE ABLE TO FINANCE OUR CAPITAL EXPENDITURE NEEDS WHICH COULD RESULT IN THE DELAY OR ABANDONMENT OF SOME OR ALL OF OUR DEVELOPMENT AND EXPANSION PLANS AND EXPENDITURES.



         We currently anticipate that our capital expenditures will be approximately $122 million in 2001. We believe that we will continue to expend substantial amounts in subsequent years. We believe our cash generated by operations and borrowings available to us will be sufficient to fund our expected capital expenditures through the end of 2001. In the event additional funds are required, we would be forced to obtain them through additional borrowings, including, if available, vendor financing or through the public or private sale of debt or equity securities. Acquisitions or investments may require additional financing. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on terms acceptable to us or within limitations that are contained in our current or future financing arrangements. Our ability to access additional funds may be limited by:


         - the terms of our existing financing agreements, including restrictive covenants;


         - conditions in the U.S. and in international markets that may adversely affect the availability or cost of capital;



         - the volatility of the economies of Latin America and Asia, or in the local markets in which we operate, which may make lenders less likely to extend credit to us;


         - our high level of indebtedness, which may affect our attractiveness as a potential borrower; and


         -     the market's perception of our performance.



         Failure to obtain additional financing could result in the delay or abandonment of some or all of our development and expansion plans and expenditures, including the building of our iDEN network in Central America.



         WE DO NOT HAVE EXPERIENCE IN OPERATING A CABLE TELEVISION BUSINESS AND IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE TELECABLE, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS COULD BE ADVERSELY AFFECTED.



         We have not previously operated a cable television business. The success of our acquisition, in part, will depend on our ability to integrate it into our existing systems. Some of our existing operational, financial and management systems may be incompatible with or inadequate to effectively integrate and manage the Telecable systems. In addition, we may not be able to retain or recruit qualified personnel which may be required. We also may encounter unexpected operating difficulties, liabilities or contingencies. Any of these or other factors could significantly delay or even preclude our realizing synergies or other benefits from our acquisition or place significant demands on our management and financial resources.



         SOCIAL, POLITICAL AND ECONOMIC CONDITIONS IN CENTRAL AMERICAN MARKETS, INTO WHICH WE PLAN TO EXPAND, MAY CAUSE VOLATILITY IN OUR OPERATIONS AND ADVERSELY AFFECT OUR REVENUES FROM THESE MARKETS.


         We plan to expand into Central American telecommunications markets in which we have not operated previously and these markets will present numerous challenges to us. Poor social, political and economic conditions, matters over which we have no control, could inhibit our market entry and subsequent performance. Social and political conditions in parts of the Central American markets are volatile and may cause the nature and results of our operations to fluctuate. Historically, volatility in parts of the Central American markets has been caused by:


         - significant governmental influence over many aspects of local economies;

         -    political and economic instability;

         -    unexpected changes in regulatory requirements;

         -    social unrest;

         -    slow or negative growth;

         -    imposition of trade barriers;

         -    wage and price controls;


         -    natural disasters; and



         - this volatility could make it difficult for us to sustain our operations in these markets, which could adversely affect our business.



         GOVERNMENT REGULATIONS IN VARIOUS COUNTRIES MAY HAMPER OUR ABILITY TO GROW AND IMPLEMENT OUR STRATEGY.



         In each market that we are considering, one or more regulatory entities regulate the licensing, construction, acquisition, ownership and operation of our wireless communications systems. Adoption of new regulations, changes in the current telecommunications laws or regulations or changes in the manner in which they are interpreted or applied could adversely affect our operations. Because of the uncertainty as to the interpretation of regulations in some countries in which we may operate, we may not always be able to provide the services we have planned in each market. It is possible that, in the future, we may face additional regulatory prohibitions or limitations on our services or on foreign ownership of telecommunications companies. Inability to provide planned services could make it more difficult for us to compete in the affected markets. These issues could affect our ability to operate in targeted markets, and therefore impact our growth and strategy plans.



         IN CENTRAL AMERICAN MARKETS, GOVERNMENT-OWNED OR AFFILIATED TELECOMMUNICATIONS COMPANIES, WIRELINE MONOPOLY OPERATORS AND MULTINATIONAL TELECOMMUNICATION COMPANIES MAY HAVE SIGNIFICANT COMPETITIVE ADVANTAGES THAT WOULD HINDER THE DEVELOPMENT OF OUR WIRELESS BUSINESS THERE.



         In some markets in Central America, we may not be able to compete effectively against:



         -    incumbent government-owned telecommunications companies;



         - formerly government-owned companies in which the government may or may not retain a significant interest;



         -    wireline monopoly operators; and



         -    multinational telecommunications companies.



         We may be at a competitive disadvantage in these markets because these competitors may have:


         -    close ties with national regulatory authorities;

         -    control over connections to local telephone lines;

         -    larger customer base;


         -    greater managerial and technical talent;



         -    ability to cut prices;


         -    better name recognition;

         -    larger spectrum positions;


         -    greater managerial and technical talent;



         -    ability to cut prices;



         -    larger coverage areas than those of our operating companies; or



         - the ability to subsidize competitive services with revenues generated from other services they provide.



         For example, in Panama, Cable & Wireless has temporary exclusivity over wireline services and only an affiliate of Bell South and Cable & Wireless are licensed to provide wireless services. These competitors, among others, may adversely affect our ability to develop our wireless business in Central America.



         INITIALLY, OUR COVERAGE IN CENTRAL AMERICAN MARKETS WILL NOT BE AS EXTENSIVE AS THOSE OF OTHER WIRELESS SERVICE PROVIDERS IN OUR MARKETS, WHICH MAY LIMIT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS.



         At first, we plan to provide wireless services only in the metropolitan areas and large business centers of Central America. Since our digital mobile networks will not initially offer nationwide coverage in the countries in which we are considering and our technology limits our potential roaming partners, we may not be able to compete effectively with other wireless providers in our markets.



         Many of the wireless providers in our targeted markets have entered into roaming agreements with each other, which permit these providers to offer coverage to their subscribers in each other's networks. While the iDEN technology that we will deploy is compatible with GSM technology (Global System for Mobile Communications), it is not compatible with any other wireless technology operating in our spectrum. As a result, we cannot enter into roaming agreements with the operators of these other networks. Our customers also will not be able to roam on other systems using technology identical to or compatible with ours where we do not have a roaming agreement. As a result, we will not be able to provide coverage to our subscribers outside of our planned operating digital mobile markets until:



         - we build out additional networks in areas outside our initially planned markets;



         - other operators deploy technology compatible to the technology that we will deploy in markets outside of our planned coverage areas and we enter into roaming agreements with those operators; or



         - handsets that can be used on both our wireless communications networks and networks deploying other technologies become available and we enter into roaming agreements with the operators of those networks.



         OUR EQUIPMENT IS MORE EXPENSIVE THAN THAT OF SOME COMPETITORS IN CENTRAL AMERICA MARKETS, WHICH MAY AFFECT OUR ABILITY TO ESTABLISH AND MAINTAIN A SIGNIFICANT SUBSCRIBER BASE.


         We will market multi-function digital handsets. The higher cost of our equipment, as compared to analog handsets and some digital handsets that do not incorporate a comparable multi-function capability, may make it more difficult or less profitable for us to attract customers. This may reduce our growth opportunities or profitability.


         WE MAY FACE DELAYS CONSTRUCTING OUR DIGITAL MOBILE NETWORK IN CENTRAL AMERICA WHICH WOULD HARM OUR OPERATIONS.



         We may not be able to complete our currently planned construction successfully or in a timely manner. If we do not, our ability to establish a subscriber base, improve the transmission quality of our digital mobile services and expand our service area could be impaired. It may be necessary to substantially change our proposed plans or otherwise alter our currently anticipated time frames or budgets because we are not able to:



         -    locate suitable sites for communications sites or towers;



         - obtain any required zoning variances or other governmental or local regulatory approvals;

         -    negotiate acceptable purchase, lease, or other agreements; or



         -    obtain quality supplies in a timely manner, if at all.



         We also may encounter delays caused by


         - frequency cross-interference with other radio spectrum users, including television stations;


         -    shortages of equipment or skilled labor;



         -    engineering or environmental problems;



         -    work stoppages;



         -    weather interference; and


         -    unanticipated cost increases.


         WE ARE NOT EXPERIENCED IN SELLING AND MARKETING IDEN SERVICES OR IN CENTRAL AMERICAN MARKETS WHICH COULD AFFECT OUR ABILITY TO ESTABLISH OR MAINTAIN A SIGNIFICANT SUBSCRIBER BASE.



         Once our digital mobile network operations are in place in a particular market, the development of a significant, quality subscriber base depends on the success of our sales and marketing efforts and the receptiveness of the marketplace to our services. We have limited experience in marketing iDEN services and local conditions in our target markets may require us to modify our sales and marketing efforts or rely, in part, on the efforts of independent dealers and distributors to market our services. If the sales and marketing teams of our operating companies and the independent dealers and distributors are not able to establish a large subscriber base consisting of quality customers in our new markets, our revenues will not grow as planned.


         SINCE WE RELY PRINCIPALLY ON ONE SUPPLIER TO IMPLEMENT OUR DIGITAL MOBILE NETWORKS, ANY FAILURE OF THAT SUPPLIER TO PERFORM COULD HURT OUR OPERATIONS.


         Motorola is currently our sole source for the iDEN digital network equipment and handsets used throughout our markets. If Motorola fails to deliver necessary technology improvements and enhancements and system infrastructure equipment and handsets on a timely, cost-effective basis, or discontinues providing this technology altogether we would not be able to service our existing subscribers or add new subscribers.



         MOTOROLA MAY SUPPLY IDEN TECHNOLOGY TO OTHER COMPANIES WHICH COULD NEGATIVELY AFFECT OUR COMPETITIVE POSITION IN THE CENTRAL AMERICA.



         Motorola, which supplies the iDEN system that we use in Central America, agreed that it would not sell iDEN technology to anybody else for use, before agreed upon dates, in Panama, Costa Rica, Guatemala, Honduras, El Salvador and Nicaragua. Its agreement was conditioned upon our placing orders for systems in each of those countries by specified dates. Except for Panama, we have not placed the orders necessary to preserve the head start afforded to us by Motorola's agreement. As a result, Motorola is free to provide the technology in those countries to anybody else. If it did so, we could lose an important competitive advantage to us.


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

RISKS RELATING TO OUR PRINCIPAL MARKET, THE DOMINICAN REPUBLIC


         OUR FINANCIAL CONDITION AND RESULTS OF OPERATION COULD BE ADVERSELY AFFECTED BY DOWNTURNS IN THE DOMINICAN ECONOMY.



          Most of our operations are conducted in, and most of our customers are located in, the Dominican Republic. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in the Dominican Republic. While the Dominican Republic's GDP has grown every year since 1991, this growth may not continue in the future. Future developments in the Dominican economy could impair our ability to proceed with our business strategies, our financial condition or our results of operations. Our financial condition and results of operations also could be adversely affected by changes in economic or other policies of the Dominican government or other political or economic developments in or affecting the Dominican Republic, as well as regulatory changes or administrative practices of Dominican authorities, over which we have no control.



         POVERTY, SOCIAL UNREST AND SHORTAGES OF BASIC SERVICES IN THE DOMINICAN REPUBLIC COULD AFFECT THE USE OF TELECOMMUNICATIONS SERVICES, WHICH WOULD DECREASE OUR REVENUES.



         The Dominican Republic has widespread poverty. As recently as November 1997, the country experienced riots, partly as a result of price increases and shortages of water and electricity. Several state-owned companies have been privatized, including the country's state-owned electric utility company, and there can be no assurance that the implementation of these privatizations will not cause social unrest. Any increase of poverty, social unrest or shortage of basic services could adversely affect the use of telecommunications services.



         ALTHOUGH INFLATION IN THE DOMINICAN REPUBLIC HAS BEEN MODERATE SINCE 1990, INCREASES IN THE INFLATION RATE WOULD ADVERSELY AFFECT THE DOMINICAN REPUBLIC'S ECONOMY AND THE DEMAND FOR OUR TELECOMMUNICATIONS SERVICES.



         Inflation has moderated in the Dominican Republic since 1991, following an austerity program instituted by the Dominican government. According to the Central Bank, the annual rates of inflation were 3.9% for 1996, 8.4% for 1997, 7.8% for 1998, 5.1% for 1999 and 9.0% for 2000. However, the country has experienced high levels of inflation in the past, including an inflation rate of 79.9% for 1990. Any increase in the value of the U.S. dollar against the Dominican peso directly affects the Dominican Republic's inflation rate because the Dominican Republic relies heavily on imports from the United States of raw materials and consumer goods. High inflation levels could adversely affect the Dominican Republic's economy and reduce demand for telecommunications services.



         THE VOLATILITY AND DEPRECIATION OF THE DOMINICAN PESO AGAINST THE U.S. DOLLAR COULD REDUCE THE AMOUNT OF CASH WE WILL HAVE TO REPAY OUR INDEBTEDNESS OR FUND OUR OPERATIONS, INCLUDING THE PURCHASE OF TELECOMMUNICATIONS EQUIPMENT.



         For 1998, 1999 and 2000, we earned between 55% and 65% of our operating revenues in Dominican pesos and the remainder of our operating revenues in foreign currency, primarily in U.S. dollars. The percentage of operating revenues in Dominican pesos could increase if we successfully increase our share in Dominican local markets in accordance with our strategy. The Dominican peso has depreciated in value against the U.S. dollar in the past and may be subject to fluctuations in the future. Most of our outstanding indebtedness is U.S. dollar-denominated and must be paid in U.S. dollars. Vendors of telecommunications equipment all require that we pay for equipment in U.S. dollars. The devaluation of the Dominican peso could affect adversely our ability to purchase U.S. dollars in order to service our debt obligations and pay our equipment vendors. Our purchase of substantial amounts of U.S. currency in Dominican markets could adversely affect the value of the Dominican peso in relation to the U.S. dollar, and make these purchases more costly for us.



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

BUSINESS OVERVIEW

OVERVIEW


         We are a leading full service communications service provider in the Dominican Republic. We offer local, long distance, mobile, Internet and broadband data transmission services. Our wireless network covers approximately 85% of the population in the Dominican Republic. Our network providing local service is 100% digital, the only such network in the Dominican Republic. Telecommunications networks that employ digital technology can transmit higher quality signals at lower cost. We also own interests in undersea fiber optic cable networks that connect and transmit telecommunications signals between Central America, the Caribbean, the United States and Europe. Fiber optic cable is composed of glass strands and transmits telecommunications signals in the form of light. Through our subsidiary, TRICOM USA, Inc., we own telecommunication switching facilities in New York, Miami and Puerto Rico. Using these facilities, we originate, transport and terminate international long-distance traffic. We are one of the few Latin American long distance carriers that is licensed by the U.S. Federal Communications Commission to use switching facilities that it operates to connect long distance traffic.



         Since our inception in 1992, we have diversified our operations, and have captured a significant share in key markets entirely through internal growth. In 1999, we carried approximately 40% of the southbound voice and data traffic from the United States to the Dominican Republic. Since we introduced wireless services in 1995, we have achieved an approximate 40% market share as of year-end 2000, based upon data published by the Instituto Dominicano de las Telecomunicaciones, or INDOTEL, the Dominican agency that regulates telecommunications. From 1996 to 2000, we increased revenues from $79.1 million to $224.3 million, representing a compounded annual growth rate of 30%.



         We were the leader in the Dominican Republic for 1998 and 1999 in net new customer additions in the market for local service and in 1998 for net new customer additions for mobile services, based upon data published by INDOTEL. Our recent success is reflected in the following period-to-period changes in operating statistics from 1999 to 2000:



         -    Local access lines increased 24.7% to 148,312;



         -    Cellular and PCS subscribers increased 61.9% to 284,991; and



         - International long distance traffic increased 65.6% to 597.2 million minutes.



         Our growth has resulted from aggressive marketing, excellent customer service, rapid deployment of state-of-the-art technologies and the use of highly integrated management information systems. Our experienced core management team, in place since 1996, has successfully executed our business strategy, implementing our entry into new markets and introducing new product offerings. We have built a strong brand name in the Dominican Republic. Today, our wireless network covers approximately seven million people. In 1999, as part of our local services product offering, we launched a wireless local loop system in areas of Santo Domingo and Santiago, the two largest cities in the Dominican Republic, as well as in nine other cities. Using wireless local loop technology, we can connect a customer within 48 hours, substantially less time than required for wireline installation.



         We plan to establish in selected Central American markets a mobile service network targeted at business customers that will provide uninterrupted connection throughout the region without any change in service provider or equipment. We will deploy an advanced integrated radio-telephone and dispatch communications system known as IDEN-Registered Trademark-, developed by Motorola. This technology enables us to use spectrum efficiently and offer multiple wireless services on one digital handset. We plan to capitalize on the increasing demand by business customers for a product that provides advanced mobile services and a complete solution for their intra-regional communication needs.

         We have purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., now TRICOM Panama, S.A., which owns the frequency rights for 107 channels of 25 megahertz each. TRICOM Panama has approximately 1,600 analog mobile users. These frequencies will give us access to nationwide coverage, covering a population of approximately 2.81 million people. Currently, we are constructing an iDEN network, at a cost as of June 30, 2001 of approximately $30 million, in Panama City and Colon, the two largest cities in Panama, and in important transportation corridors in other parts of the country. Our expected completion date for this phase of the buildout is the fourth quarter of 2001. We will offer digital mobile integrated services, including two-way radio, paging and interconnect services.



         In 2000, we were awarded, in a government auction, radio frequency rights in Guatemala to 172 channels of 25 megahertz, providing us with nationwide coverage. We also have acquired in El Salvador radio frequency rights for an aggregate of 185 channels of 25 megahertz, that provides spectrum to operate our iDEN network. We currently do not intend to develop a network in either Guatemala or El Salvador in 2001



MARKET OPPORTUNITIES

         We believe that the Dominican and Central American telecommunications markets represent attractive opportunities and that the following factors will drive growth in these markets:

     - UNDERSERVED DOMINICAN MARKET. At December 31, 1999, teledensity, the ratio of local access lines per 100 inhabitants, in the Dominican Republic was 9.3 and the ratio of wireless subscribers per 100 inhabitants was 3.1, according to the International Telecommunications Union, or ITU. The ratios in Puerto Rico were 32.7 for teledensity and
         15.0 for wireless.


     - DOMINICAN ECONOMY AMONG THE FASTEST GROWING IN LATIN AMERICA. Gross Domestic Product in the Dominican Republic grew at an average annual rate exceeding 7.9% from 1996 through 2000, according to the Central Bank of the Dominican Republic. The Dominican Republic experienced real Gross Domestic Product growth of 8.3% in 1999 and 7.8% in 2000 according to the Central Bank. This has made it one of the fastest growing economies in Latin America. The World Bank projects growth for the Dominican Republic to exceed 7% in 2001.


     - STRONG GROWTH IN THE DOMINICAN TELECOMMUNICATIONS MARKET. In 2000, the total telecommunications market in the Dominican Republic was approximately $1.1 billion, according to the Central Bank. The telecommunications market in the Dominican Republic grew at an average annual rate of 17.5% from 1995 to 2000 according to the Central Bank.

     - UNDERSERVED CENTRAL AMERICAN BUSINESS MARKETS. Markets in Central America share many of the characteristics of markets in the Dominican Republic, including:


              -rapidly growing economies;



              -the development of intra-regional trading markets fostered by the adoption of free trade agreements;



              -low penetration of telecommunications services, continuing privatization and liberalization of markets for telecommunications services; and



              -and current limited competition in the telecommunications service sector.


COMPETITIVE STRENGTHS

         We believe that the following factors give us a competitive advantage in our existing and targeted markets:


         ADVANCED NETWORK. We have the only network providing 100% digital local service in the Dominican Republic and a wireless network covering approximately 85% of the population. Our local network features a wireless local loop system that enables us to connect a customer within 48 hours, substantially less time than required for wireline installation. We currently have switching facilities in New York and Puerto Rico, and interests in international fiber optic cable undersea systems that connect Central America and the Caribbean with the United States and Europe. These facilities enable us to originate, transport and terminate traffic at reduced costs. Our advanced networks also provide our customers with high quality voice and data transmission.



         STRONG BRAND NAME RECOGNITION AND MARKETING CAPABILITIES. Our creative marketing and excellent customer service have allowed us to build a strong brand in our existing markets and to achieve substantial market share in each of our service offerings. We capitalize on our brand name recognition and marketing programs both in the Dominican Republic and to target ethnic communities in New York, New Jersey, New England, Florida and Puerto Rico. In the Dominican Republic we consistently lead the market in introducing innovative business practices and products using advanced technology. We were the first operator in the Dominican Republic to offer prepaid cellular, international calling cards, Internet service and offerings combining different services and pricing options.



         STRONG TRACK RECORD OF REVENUE AND EBITDA GROWTH. We have increased revenue and earnings before interest, taxes depreciation and amortization sequentially in each of the last five years. We have increased our revenue and cash flow by internal growth and without acquiring other operations. This enables us to minimize our reliance on borrowings in funding our network build-out. We believe that the revenue and cash flow growth characteristics of our existing businesses will give us the financial flexibility to capitalize on future expansion opportunities.


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


OUR STRATEGY

         Our goal is to capitalize on our key strengths to further build our market share and penetrate new markets, while maximizing revenues and cash flows. We intend to:

EXPAND EXISTING MARKET COVERAGE IN THE DOMINICAN REPUBLIC AND THE UNITED STATES
BY:

DEPLOYING CAPITAL PRUDENTLY TO ENHANCE REVENUE GROWTH AND MARGINS


         In building our networks in the Dominican Republic, we have managed our investments to respond to the demand for our services, market conditions and the availability and cost of financial resources. In implementing our expansion programs, we plan to build on our business model, targeting markets in Central America with characteristics similar to markets in which we have competed to date. We will manage our expenditures to respond to the success of our different programs and will deploy our financial resources where the combination of demand and the likelihood of returns are greatest. In Central America, we intend to build out our network in one local market or country at a time, initiating service in Panama, for example, before making a significant commitment to other countries. We believe this should allow us to measure the results of our strategy before committing additional resources.


FOCUSING ON HIGH-GROWTH MARKET SEGMENTS IN THE DOMINICAN REPUBLIC, INCLUDING RESIDENTIAL LOCAL AND WIRELESS SERVICES.


         Substantial unmet demand for residential local service remains in the Dominican Republic as large segments of the Dominican population still have limited access to this service. Based upon information published by the Instituto Dominicano de las Telecomunicaciones or INDOTEL, at December 31, 2000, there were approximately 894,164 local access lines in service, representing a teledensity rate of approximately 10.5%. As part of our local service offering, we plan to expand our wireless loop system into three additional cities in 2001 and increase capacity in the areas currently covered by the system. In December 1999, we introduced prepaid local access service, which accounted for the addition of 43,920 gross line in 2000.

         The mobile wireless market has been the fastest growing segment of the Dominican telecommunications market since 1996. Based on information published by INDOTEL, we believe that, since 1996, the mobile wireless market has grown at an annual average rate of 71%. We believe that there potentially is a market of approximately 1.5 million subscribers. Our cellular network covers approximately 85% of the population and our PCS network covers approximately 66% of the population. With these two networks we are able to offer dual-band service, allowing PCS customers to use their mobile phone over our analog service as well. We intend to expand our PCS system into additional cities over the next several years, resulting in coverage of 75% of the Dominican population.


EXPANDING OUR LONG DISTANCE OPERATIONS IN THE UNITED STATES TO TARGET ADDITIONAL ETHNIC AND GEOGRAPHIC MARKETS AND TO EXPAND OUR OWNERSHIP AND CONTROL OF DISTRIBUTION CHANNELS


         As we expand our long distance network in Central America and the Caribbean, we plan to target additional ethnic and geographic markets in the United States through TRICOM USA. We will then be able to offer end-to-end long distance services to these new markets by connecting calls in each country through telecommunications facilities that we own and operate in each country.



         TRICOM USA relies on distributors and resellers for the placement of its prepaid calling cards and the generation of international traffic to the Dominican Republic and other destinations. Resellers do not operate their own telecommunications networks but purchase minutes and re-sell them to consumers. In order to expand our market presence, and at the same time enhance the profitability to us of traffic generated by our prepaid cards, we will consider opportunities to acquire distributors of prepaid calling cards.


         Through the acquisition of resellers, we can capture a greater share of the market for outgoing minutes and increase direct access to customers, which should enhance our profit margins. Resellers also give us greater access to ethnic markets in which we already participate and access to new ethnic markets.


CAPITALIZING ON OPPORTUNITIES IN THE DOMINICAN REPUBLIC CREATED BY THE GROWING DIGITAL ECONOMY TO EXPAND OUR BROADBAND DATA TRANSMISSION BUSINESS AND INTERNET OPERATIONS.


         As the Dominican economy has expanded, there has been greater demand for broadband data transmission and Internet services. Our fully digital network positions us to provide broadband access and high speed data transmission to both the corporate and residential markets. During 2000, we introduced:


         - digital subscriber lines, or xDSL, that provides high-bandwidth transmission of voice and data over regular telephone lines



         - very small aperture terminal, or VSAT, a relatively small satellite antenna used for high speed satellite-based single to multiple point data transmissions, including for the internet, and



         - local multipoint distribution service, or LMDS, technologies, which is a broadband wireless single to multiple point communication system that can be used to provide digital two-way voice, data, Internet and video services.


         The implementation of these technologies on a commercial basis enhances our delivery of broadband service. We will also consider acquiring or investing in cable television systems that would enhance our access to the market for voice and high speed data transmission.

EXPAND INTO SELECTED CARIBBEAN AND CENTRAL AMERICAN MARKETS BY:


OFFERING A DIFFERENTIATED SET OF SERVICES DIRECTED TO CORPORATE CUSTOMERS, FOCUSING ON HIGHLY CONCENTRATED BUSINESS CENTERS IN OUR TARGETED CENTRAL AMERICAN MARKETS.



         We believe that several countries in Central America have markets that have demographic, regulatory and demand characteristics similar to those in the Dominican market at the time we initiated our operations. These characteristics include underserved markets and increased liberalization of the telecommunications industry. In these countries, we believe we have the opportunity to export our business model. We will target business customers because they offer certain advantages, including a stronger credit profile and, on average, higher revenue per user. In other markets, including the United States and in Latin America, the deployment of iDEN technology has resulted in some of the highest revenues per unit within the wireless markets.


         We will offer a package of services and features that combines multiple communications services in one digital subscriber unit. We intend to emphasize the differentiated features of iDEN technology and our networks, including digital mobile telephone services, mobile dispatching, two-way messaging, push-to-talk and one-to-many connections.


APPLYING WIRELESS OPERATING EXPERTISE, SCALABLE BACK OFFICE SYSTEMS AND MARKETING KNOW-HOW TO DEVELOP OUR IDEN CENTRAL AMERICAN OPERATIONS.


         We will rely on the technical expertise that we have developed to deploy wireless technologies to enter new markets. Our deployment of a CDMA-based wireless network has enabled us to enhance our mobile services capabilities while also accelerating the expansion of our local access presence in the Dominican market. Our scalable back office systems, which integrate sales, customer service, collections and financial control functions will allow us to expand our operations in a cost-efficient manner. We believe that our marketing know-how is an integral part of our sales model. This model features proactive sales efforts, targeted sales campaigns and reduction of credit risk through promotion of prepaid services. We believe this model can be exported to other markets in Central America.



LEVERAGING OUR EXISTING RELATIONSHIPS WITH KEY SUPPLIERS, INCLUDING MOTOROLA, NORTEL AND HARRIS, TO CONTINUE OUR BUILDOUT IN THE DOMINICAN REPUBLIC AND TO PROVIDE TURNKEY SOLUTIONS IN OUR TARGETED CENTRAL AMERICAN MARKETS.



         Our relationships with our suppliers, including Motorola, Nortel and Harris, are important as we continue to upgrade and deploy our digital mobile networks and provide new products and services to expand our subscriber base. Access to the technology, supplier relationships, network development and marketing expertise of these companies could afford us significant competitive advantages. We intend to continue to leverage their expertise in the future as we enhance and expand our networks and launch new products and services.



SERVICE OFFERINGS

         Our service offerings include:

         -    Local service;

         -    Mobile services;

         -    International long distance; and

         -    Broadband data transmission and Internet.


LOCAL SERVICE


         We are a competitive local exchange carrier in the Dominican Republic and had 148,312 local access lines in service at December 31, 2000, including 29,386 net line additions during 2000. We were the leader in net line additions in 1998 and 1999. Our local access network covers areas with approximately 85% of the population of Santo Domingo, Santiago and eight additional cities.



         All of our basic telephone service customers have access to a range of value-added services, including call forwarding, three-way calling, call waiting, caller ID and voicemail applications. In addition to local service, we provide direct-dialed, collect and operator-assisted international and domestic long distance services and Internet access to our residential and corporate customers.


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

         We have accelerated our local access network expansion program by deploying a wireless local loop. The wireless local loop consists of receivers, that are installed at a customer's house, and digital switches. The receiver is connected by cable to a standard telephone jack that connects to a standard telephone. The receiver is powered by the customer's home power supply and also contains a battery that allows operation to continue for up to approximately 24 hours of standby and eight hours of talk time in the event of a power outage. The wireless local loop offers voice quality as clear as telephones connected by wirelines.


         We also sell fully integrated systems and components for both turnkey systems and private telephone networks used within enterprises. We are an exclusive distributor in the Dominican Republic for Mitel and Comdial equipment, two leading manufacturers of private branch exchanges and key telephone systems. We are also a leading provider of computer telephony integration systems in the Dominican Republic.


MOBILE SERVICES


         Our mobile network covers approximately 85% of the Dominican Republic's population. We currently offer both cellular and PCS service. According to INDOTEL, there were approximately 705,431 analog and PCS cellular subscribers in the Dominican Republic at December 31, 2000. At December 31, 2000, we had 284,991 cellular subscribers, including 32,809 PCS subscribers, representing approximately 40% of the Dominican mobile telephony market. Our net addition of cellular and PCS subscribers in 2000 was 108,911, which represents 39% of net subscriber additions for 2000 in the Dominican Republic. We were the leader in net addition of mobile wireless subscribers in 1998.



         The number of our cellular and PCS subscribers grew by 62% during 2000. We attribute a substantial portion of this growth to our prepaid cellular and PCS card, the Amigo card. At December 31, 2000, prepaid cellular and PCS subscribers accounted for 285,038, or 94%, of our 302,613 total cellular and PCS subscribers in the Dominican Republic. We estimate that other companies accounted for an additional 158,600 prepaid cellular and PCS subscribers, and that the total Dominican market base for cellular and PCS was 856,613 subscribers, so that prepaid cellular and PCS accounted for 52% of the entire cellular and PCS market of the Dominican Republic at December 31, 2000. Our Amigo card program has expanded our cellular and PCS customer subscriber base because it offers cellular and PCS service to individuals who would not satisfy our current credit policies and because it appeals to customers who prefer to budget their cellular and PCS telephone spending.



         We have offered PCS service since April 1999. This technology provides for added security and privacy compared with traditional analog systems, and it also offers greater capacity. PCS customers are able to receive all of the benefits related to a digital service, including digital messaging, caller ID and voicemail. Our PCS network covers areas with approximately 66% of the population in the Dominican Republic and is less extensive than our analog network. We offer a dual-band service, allowing customers to use seamlessly their mobile phones nationwide over both digital and analog networks.


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


         We have provided paging services since April 1995. At December 31, 2000, we provided paging services to 21,622 subscribers, representing approximately 16.1% of the Dominican paging market. In 1999 we stopped soliciting new paging subscribers. We believe that the success of our prepaid cellular and PCS program has contributed to the decline of paging as a significant part of our business because customers have replaced paging services with prepaid cellular services.

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


         In the United States, our subsidiary TRICOM USA provides international carrier services primarily to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. Through our telecommunications switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic. In addition, by controlling the origination, transport and termination of international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.


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

BROADBAND DATA TRANSMISSION AND INTERNET


         We provide broadband data transmission services to 119 of the 400 largest business customers in the Dominican Republic based on assets, through several means of delivery including fiber optic cable and digital wireless point-to-point radio links. In addition, we provide these large customers with data circuits Internet access, private networks and frame relay services with branches in the different cities in the country. We recently increased transmission capacity to provide larger bandwidths and data services are expected to have a strong growth with the commercial launch of both the digital subscriber lines, or xDSLs, that provide high-bandwidth transmission of voice and data over regular telephone lines and the very small aperture terminals, or VSATs, relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the internet.



         In the Dominican Republic we are the second largest Internet Service Provider. We provide Internet connectivity to the residential and corporate markets through traditional dial-up connections, dedicated lines and very small aperture terminals, or VSATs, relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the internet, with speeds ranging from 56 kilobytes per second to 2 megabytes per second. During 2000, we deployed our digital subscriber lines, or xDSLs, that provides high-bandwidth transmission of voice and data over regular telephone lines, and wireless broadband delivery solutions. Our PCS and paging services are now fully integrated with our Internet service, offering short messaging services, including email and digital messaging through our website, www.tricom.net.



         In March 2000, we entered into a five-year $25 million contract with the Dominican Republic Department of Education to provide broadbased satellite Internet access and Intranet services to every public high school in the Dominican Republic. We have been utilizing Intellicom's, a wholly owned subsidiary of SoftNet Systems, state-of-the-art content caching technology and comprehensive family of value-added services to deliver fast and efficient end-user access to the Internet. Intellicom is a wholly owned subsidiary of SoftNet Systems.


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


         In the residential market we offer packages that bundle Internet access together with our local, wireless and other services. We have entered into arrangements for the distribution of Internet access services through major Dominican computer retailers, by pre-installing our services and offering the first month of service free of charge. In a promotion to increase computer penetration in the country, we have also launched our "ENTER-NET" plan offering financing provided by Bancredito, a bank affiliated with GFN, our largest shareholders, for computer equipment bundled with Internet access via our service.



         We recently launched a number of broadband delivery systems. These platforms will enable us to increase our penetration into markets requiring high speed data transmission and Internet access.


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


         We had an average monthly churn rate for cellular and PCS subscribers of 3.1% in 2000 compared to an average monthly churn rate of 1.8% in 1999, reflecting primarily our decision in the fourth quarter to eliminate lower revenue-generating prepaid customers by shortening the expiration of our prepaid calling cards to 30 days. We calculate average monthly churn by dividing the number of subscribers disconnected during the year by the sum of subscribers at the beginning of each month during such year.


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

NETWORK INFRASTRUCTURE


         Our state-of-the-art network includes:



         -    Our local access network;



         -    A digital wireless point-to-point transmission system;



         -    Our mobile network ;



         - Two satellite earth stations in the Dominican Republic and capacity in eleven international undersea cables; and



         - Switches in New York, Puerto Rico and in Miami to connect international traffic originating in the U.S.



         We invested over $700 million from 1992 through 2000 to develop our network, which is fully digital except for portions of our cellular network.


LOCAL SERVICE AND MOBILE NETWORK


         The core of our network is composed of Nortel International gateway switches. These switches have switching capacity of more than 4,300 digital trunk lines and possess special features such as ultra-high-speed, port-to-port call switching that can handle 240,000 calls per second. Our switch time-of-day capability allows us to distribute efficiently our telecommunications traffic and provide, as a result, more competitive pricing. Our switches also provides statistical call distribution information, which allows us to control our flow of traffic. Without such capabilities, we would have to conduct these monitoring tasks manually. The switches also enable us to use one common channel for signaling purposes, optimizing the channels available for voice transmission. Without this capability, a network must use each of its channels to signal the origination and termination for each call, which often results in uncompleted calls and poor circuit utilization.



         Our wireline local access network is composed of Northern Telecom and Nortel International central switches, 38 remote switches and 33 digital loop carriers. Each of the central switches is capable of supporting up to 90,000 customers. Our Northern Telecom switches enable us to offer value-added services including caller identification, three-way calling and automatic recall. Our intra-city network is comprised of 500 route miles of fiber optic cable and over 3,000 miles of copper cable in seven cities.



         We use digital loop carrier technology, which is digital network transmission equipment used to provide multiple phone conversations, and fiber optic cable to connect to local access lines. Our central office switches are connected by fiber optic cable to various digital loop carriers located throughout the three largest cities in the Dominican Republic. The digital loop carriers can be located up to 160 kilometers away from the central office switch. The digital loop carriers are small in size and can be easily installed at relatively low cost. These digital loop carriers, in turn, carry telecommunications traffic by copper or fiber optic lines to the customer.
All these activities are remotely monitored by our management system, located at our central office. Without the use of the digital loop carriers, we would have to maintain additional central office switches, which would require us to incur substantial additional costs, including land acquisition, obtaining the necessary rights-of-way and hiring additional personnel to manage these operations.



         We transmit our domestic traffic through a fully redundant digital wireless point-to-point backbone system, which provides both intra-city and inter-city telecommunications services. A point-to-point backbone system is a dedicated connection between two endpoints of a communications network. The backbone system links approximately 85% of the country's population, including Santo Domingo, Santiago, San Francisco de Macoris and certain key areas in the eastern and northern regions of the country that are centers of the tourist and agricultural business industries. The wireless point-to-point system serves the areas that have high telecommunications usage, including large industrial and commercial areas. We interconnect with Codetel in 11 cities of the Dominican Republic.



         To oversee and monitor the activities of our network infrastructure, we have installed a network management system. This system allows us to manage our central office switches and remotely monitor all network components. The management system provides continuous information regarding our equipment, any equipment failure, and the security of the network. In addition, it allows the central office to send commands and to test our network.



         Our cellular network in the Dominican Republic uses analog technology and our PCS network uses CDMA or digital protocol. Our analog mobile network currently has 86 cell sites and two mobile switching centers, in Santo Domingo and Santiago which enable us to provide mobile coverage to those regions of the Dominican Republic with the greatest demand for mobile services. To provide PCS service, we use two Motorola digital switches, 72 cell sites and ten digital repeaters, which allow us to provide PCS service in 12 main cities and continuous coverage in the main highway routes of the country.


INTERNATIONAL LONG DISTANCE NETWORK


         In July 1998, we installed our own state-of-the-art switching facility in the New York metropolitan area, which we subsequently upgraded to allow us to provide multiple international signaling protocols. We also installed a switch in Puerto Rico that became operational in the second half of 2000, and an additional switch was installed in Miami and became operational in the first quarter of 2001. By having our own switching facilities, we can provide termination of international long distance traffic at very competitive rates to several countries in addition to the Dominican Republic.



         By purchasing and leasing international traffic capacity from various systems, we have diverse options to route our international traffic, and are fully connected to the international network. We have purchased capacity in international submarine fiber optic cables that have been built to send and receive international traffic to and from various countries. These submarine cables include Americas I, Columbus II, Columbus III, TAINO CARIB and Antilles 1, which directly provide service, or connect with other cables that provide service to Latin America, the Caribbean and Europe. We own 23% of the Antilles 1 submarine cable, which connects the Dominican Republic to the United States via Americas I, Columbus II, Taino Carib, Americas II and Arcos I. In addition, we have an earth station which connects to the PanAmSat satellite system and an earth station which connects to the INTELSAT satellite system serving the Atlantic region, Africa and Europe. The use of these satellite facilities also allows us to route international traffic between the Dominican Republic and most other countries in the world.


BROADBAND DATA TRANSMISSION AND INTERNET NETWORK


         Our Internet Services is provided by a Sun, 3Com and Cisco platform. The network has equipment to connect to international carriers, including Teleglobe, UUNET and Sprint. Currently, we have the capacity to handle more than 10,000 dial-up users and provide email, Internet connection, web hosting,news and real audio/video.

         Other new services are under development through a Nortel Network Shasta Platform. This platform will enable us to offer virtual private networks to our customers, which provides security, filtering content, bandwidth guarantee and other services.



         Data communications services are primarily targeted to the business community and provided at a variety of speeds. Our data communications network consists of Newbridge data multiplexing nodes, which are network connection points that allow for the transmission of two or more signals over a single channel, linked to fiber optic ring and digital wireless point-to-point radio links. The "last mile" to the customer is provided through fiber optic cable and/or digital wireless point-to-point radio links. Currently we have 3,269 access lines offering speeds in excess of 56 kilobytes per second. Our data network has the capability to monitor the communications link all the way to customer desktop level and to support multiple data protocols such as ATM and frame relay.



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


         In January 2000, Centennial Cellular Corp. announced its acquisition of 70% of All America Cables and Radio and during the last quarter of 2000, introduced PCS service in Santo Domingo. Skytel, a U.S. paging service provider, has been granted a license by the Dominican government and now provides paging services in the Dominican Republic.



         In 1999, France Telecom acquired a company which had been granted a concession and launched cellular services during the last quarter of 2000.


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

         The growth of our market presence in the Dominican Republic depends upon our ability to obtain customers in areas that currently are not served or are underserved by Codetel and to convince these customers to either add or switch to the telephony services provided by us. We initially attempted to compete with Codetel by providing lower rates. From time to time, Codetel has implemented significant price reductions for certain categories of calls in response to our marketing initiatives and, as a result, forced us to modify rates for certain services. We will continue our efforts to compete by reaching unmet demand and providing innovative products and competitive pricing, reliable communications, responsive customer service and accurate billing. We emphasize that customers can realize savings through our packaged service offerings. In addition, we will leverage our fully integrated and completely digital wireline network to continue to provide accurate and reliable basic and value-added telephone services. However, i.e. Codetel, if it decided to do so, could spend significantly greater amounts of capital than are available to us. Codetel also could upgrade its network or sustain price reductions over a prolonged period. Any such efforts by Codetel could have a material adverse effect on our ability to increase or maintain our market share and on our results of operations.


INTERNATIONAL LONG DISTANCE


         The international telecommunications industry is intensely competitive and subject to rapid change precipitated by changes in the regulatory environment and advances in technology. Our success depends upon our ability to compete with a variety of other telecommunications providers in the United States and in each of our international markets. Our competitors include large facilities-based multinational carriers including AT&T, MCI/WorldCom and Sprint, smaller facilities- based wholesale long distance service providers in the United States and overseas that have emerged as a result of deregulation and switched-based resellers of international long distance services. We compete on the basis of price, reliability, quality of transmission, capacity at any time to terminate traffic and customer service. We expect that competition will continue to intensify as the number of new entrants increases as a result of the new opportunities created by the 1996 Telecommunications Act, implementation by the FCC of the United States' commitments under the World Trade Organization and basic telecommunications agreements and changes in legislation and regulation in various foreign target markets.


CENTRAL AMERICA MOBILE SERVICES

STRATEGIC FOCUS


         We have targeted markets in Central America in which we intend to offer mobile services using Motorola's iDEN technology. These services include digital mobile telephone services, mobile dispatching, two way messaging, push-to-talk and one-to-many connection. We believe that Central America is an attractive market to target as one congruous telecommunications region for the following reasons:


         (a)      FIRST ENTRANT PROVIDER OF MOTOROLA'S IDEN SERVICES IN CENTRAL
                  AMERICA


         We plan to be the first telecommunications operator to establish a seamless intra regional mobile network targeted at business customers using a single transmission technology, iDEN, in the major business centers in Central America where the majority of the urban population reside. iDEN is a proven technology, principally used by Nextel, which had over 7.6 million subscribers worldwide and 4.5 million subscribers in Latin America as of December 31, 2000. Currently there are no iDEN subscribers in Central America which is a logical strategic extension of the iDEN network since it fills out the systems between North and South America. As the first market entrant to offer iDEN in Central America, we plan to capitalize on the demand by business customers for a product that provides advanced mobile services.


         (b)      HIGH OVERALL ECONOMIC GROWTH


         The economies in Central America in our target markets are experiencing a high rate of growth in real Gross Domestic Product. The average compounded annual growth rate in real Gross Domestic Product for those countries was 3.8% from 1995 to 2000, and is projected to be 4% in 2001.


         (c)      STRONG DEMAND IN THE WIRELESS SECTOR

         In 1999, cellular penetration in Central America was approximately 6.7% compared to 8.1% in Latin America and 30.8% in the U.S. Total cellular subscribers in Central America grew by 259% between 1998 and 1999, according to Pyramid Research. Growth in the wireless sector is expected to continue in the region as a result of (1) increased liberalization of telecommunications markets; (2) continued deregulation within the telecommunications sector; and
(3) the expansion of wireless infrastructure.

         (d)      CLOSE INTRA-REGIONAL BUSINESS PRACTICES


         Central America consists of seven countries - Belize, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, linked together by common borders with a total population of approximately 35 million people. The Mercado Comun Central Americano (Central American Common Market), started in the mid 1970s, established the framework which allows the free flow of trade throughout the Central American region (with the exception of Belize). Since being enacted, an increasing number of multinational companies have established operations throughout the region and, consequently, have developed similar business practices. We believe that a seamless wireless network will provide the right solution to allow business customers to roam across borders and through myriad networks.


         (e)      LOGICAL EXTENSION OF OUR EXISTING NETWORK


         We have interests in international fiber optic submarine cable systems that connect Central America and the Caribbean with the United States and Europe. These facilities will enhance the implementation of our intra-regional strategy, as well as contributing to our share of international traffic. Our interests in submarine cable systems and our ownership of switching facilities enable us to originate, transport and terminate traffic at reduced costs. We also will capitalize on our scalable back office systems, which integrate sales, customer service, collections and financial control functions. These allow us to expend our operations in a cost-efficient manner.


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

         Generally, in implementing our digital mobile network strategy, we intend to form an affiliation with a local group in each country to expand our telecom services and to promote and use the TRICOM name in each market. We believe that affiliations with local groups will provide the following benefits:

         -    familiarity with compliance of regulatory matters;

         -    knowledge in adapting to the local markets; and

         -    access to an existing customer base.

         (f)      TECHNOLOGY

         We intend to create a digital mobile network in each of our targeted markets using Motorola's proprietary iDEN-Registered Trademark- technology. iDEN technology provides one network with four communications systems: dispatch radio, full-duplex telephone interconnect, short message service and data transmission, including packet data and circuit data.


         Developed by Motorola, iDEN uses a number of technologies, including single transmission technology, to provide services with maximum spectrum efficiency. Through the use of TDMA technology, which is a technology used in digital cellular telephone communication that divides each cellular channel into three time slots in order to increase the amount of data that can be carried, iDEN is able to divide channels into time slots. Thus, one channel can perform multiple voice and data functions. VSELP technology further increases the iDEN technology by compressing and digitally coding data signals, reducing the amount of data that is transmitted on the multiple channels provided by TDMA. The implementation of a digital mobile network using iDEN technology will significantly increase the capacity of our proposed channels and will permit us to use our specialized mobile radio spectrum more efficiently.


         iDEN is used in Argentina, Brazil, Canada, China, Colombia, Israel, Japan, Korea, Mexico, Peru, the Philippines, Singapore and the United States.

         Some of the advantages of the iDEN technology for us include:

         - marketing primarily to businesses which have a stronger credit profile;

         -    ability to transmit more information in a timely manner;

         -    on average, higher revenue per user; and


         - increased capabilities and value-added services, including a one-to-one mode, a group mode, a pager mode and two-way messaging.


         Some of the advantages of the iDEN technology for our customers include:

         -    instant access;

         -    lower cost with bundled pricing;

         -    work productivity tool;

         -    worldwide roaming;

         -    packet data solutions; and

         -    vertical data applications.


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


         The agreement provides that Motorola will provide us with preferred deployment consisting of priority production, manufacturing and delivery of the entire initial system purchase order before the initiation of any work for any purchase orders of other customers. In Panama and Costa Rica, the period of our preferred deployment will be until the earlier of the date our system is first in commercial operation and in the case of Panama, 24 months from the execution of the agreement and in the case of Costa Rica, 24 months from the placement of our initial system purchase order. For each of Guatemala, El Salvador, Nicaragua and Honduras, the agreement provides that Motorola will provide us with a headstart and will not place another iDEN system into commercial service in each such country until 24 months after the date of our initial system purchase order in that country. Motorola's obligation to provide preferred deployment or a headstart, in each case, is subject to applicable local laws and is conditioned upon our placing an initial system purchase order from that country by April 30, 2001. We placed an order for an initial system for Panama concurrently with the execution of the agreement but have not placed any other orders to date. The agreement also provides price discounts for enhanced base transceiver stations, or EBTS, which are antennae located at base sites to provide radio coverage in specific geographic areas, based on the volume of our orders. The agreement contains a warranty for Motorola manufactured hardware equipment for 12 months following the date of shipment and other customary terms and provisions.


REGULATORY MATTERS


         The licensing, construction, ownership and operation of wireless communications systems are regulated by governmental entities in each of the Central American countries we have identified. The grant, maintenance, and renewal of applicable licenses and radio frequency allocations are also subject to regulation. In addition, these matters and other aspects of wireless communications systems operations, including rates charged to customers and the resale of wireless communications services, may be subject to public utility regulation in the jurisdiction in which service is provided. Changes in the current regulatory environments, the interpretation or application of current regulations or future judicial intervention in those countries could impact our business. These changes may affect interconnection arrangements, requirements for increased capital investments, prices we may charge for our services or foreign ownership limitations, among other things.

EXISTING INVESTMENT

         Set forth below is a description of our existing investments in Panama, Guatemala and El Salvador:

PANAMA

OVERVIEW


         We have purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., known as Celcom, which owns the frequency rights for 107 channels of 25 megahertz each. Based upon information provided to us by Celcom, it has approximately 2,300 analog mobile users. These frequencies will give us access to nationwide coverage, covering a population of approximately
2.81 million people. In Panama, frequency rights are granted for 20 years and are automatically renewable for additional 20 year terms.


         Currently we are constructing a digital network in Panama City and Colon, the two largest cities in Panama, and in important transportation corridors in other parts of the country. To date, we have invested $18.0 million in this deployment, primarily for the purchase of


         - a switching office for telephone and radio communications dispatch through which mobile service traffic is originated or terminated,



         - enhanced base transceiver stations, which are antennae located at base sites to provide radio coverage in specific geographic areas, and


         -    site acquisition and construction.

Our expected completion date for this phase of the buildout is the fourth quarter of 2001.

MARKET OPPORTUNITY.


         At December 31, 1999, Panama had a population of approximately 2.81 million, with an estimated Gross Domestic Product of $9.6 billion in 1999, and a Gross Domestic Product growth rate of 3.2% for that year. Approximately 56% of the population lives in urban areas. The cellular penetration for Panama in 1999 was 8.6% while wireline penetration was 16.5%.

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

COMPETITION


         The mobile market in Panama has been open to competition since 1996. TRICOM Panama's digital mobile services will compete with two wireless communications providers in the country, Cable & Wireless Panama and BellSouth, both operating 800 megahertz PCS networks using TDMA technology. The Panamanian government granted a 10-year duopoly service concession to both wireless operators in 1997 as part of the privatization of the telecommunications industry. Panama has the highest wireless penetration in the Central American region, 8.6% at 1999.


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


         Celcom has two of the twenty-four Type "B" service concessions. One to provide service for conventional trunking systems for public or private use and one for pager service.


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

GUATEMALA AND EL SALVADOR


         In 2000, we were awarded, in a government auction, radio frequency rights in Guatemala to 172 channels of 25 megahertz, providing us with nationwide coverage. We have also acquired the spectrum to operate our iDEN network in El Salvador through the purchase of radio frequency rights for an aggregate of 185 channels of 25 megahertz, 175 of which from a U.S. telecommunications company that previously owned the rights and 15 of which through a government auction. We currently do not intend to develop a network in either Guatemala or El Salvador in 2001.


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

Additionally, advancements in wireless technologies made it more cost-effective for companies to penetrate the market even without being able to interconnect to Codetel's network. However, interconnection remained important for full-service competition. In 1994, the Dominican government enacted a series of interconnection resolutions which require all service providers in the Dominican Republic to interconnect with all other service providers pursuant to contracts between them; the guidelines for those contracts are set forth in those resolutions. In May 1994, we entered into an interconnection agreement with Codetel which became effective in November 1994. This agreement allowed us to become the second full-service telecommunications provider in the Dominican Republic.


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

         In February 1996, we entered into a new concession agreement with the Dominican government which superseded the 1990 concession agreement. Under the 1996 concession agreement, we were granted the same non-exclusive license as provided in the 1990 concession agreement to establish, maintain and operate a telecommunications system throughout the Dominican Republic until June 30, 2010. Under our original provisions, the concession agreement and the license granted under it are renewable automatically for 20-year periods unless, at least three years prior to the end of the then existing term, either we or the Dominican government advise each other of our intention not to renew. Law No. 153-98 establishes that the renewal must be requested during the one year immediately prior to the expiration of the concession, and that the reasons for non-renewal shall be only those set forth in the law.


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


         The provisions of our 1996 concession agreement relating to our tax obligations differ from those of the 1990 concession agreement. Under the 1996 concession agreement, we do not pay income tax imposed on other Dominican corporations but make payments to the Dominican government in lieu of income tax on the same basis as Codetel pursuant to its concession agreement. We must pay to the Dominican government, within the first ten days of each month:



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


         The minimum payment to the Dominican government in lieu of income tax by us is RD$18.0 million ($1.2 million) per annum. We have the right to deduct monthly up to one percent of our tax for outstanding debts from the government of 180 days or more and are entitled to the same exemptions granted to other telecommunications companies under their concessions, with the exception of the following taxes:


         -    import duties



         -    selective consumption tax


         - Taxes on the Transfer of Industrialized Goods and Services and exchanging commission.

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

CODETEL'S CONCESSION AGREEMENT


         Codetel's concession from the Dominican government, originally granted in 1930, was modified on January 23, 1995. The terms of Codetel's concession are substantially identical to those of our 1996 concession agreement. Codetel's concession, like our concession agreement, must be approved by the Dominican Congress because it contains an exemption from the income tax applicable to Dominican corporations. The license provides it with the right to construct, maintain and operate a telecommunications system throughout the Dominican Republic and between the Dominican Republic and other countries. Codetel's concession agreement is valid until April 30, 2010; our concession agreement is valid until June 30, 2010.



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

OUR INTERCONNECTION AGREEMENT WITH CODETEL


         In May 1994, we entered into an interconnection agreement with Codetel which sets forth the terms and conditions for interconnection between each party's network in the Dominican Republic. The interconnection agreement, which has an indefinite term, requires each of us to provide access to the other's respective network on equal, nondiscriminatory and transparent terms. Additionally, the interconnection agreement obligates each party to provide to the other any terms or conditions more favorable than it provides to any other telecommunications entity for interconnection.


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


         On January 2, 1998, we and Codetel executed an addendum to the interconnection agreement which provides, among other things, that it will:



         (1) remove any technical or operational impediment to telephone users accessing our network from Codetel's network;

         (2) automatically deliver to us the identification number of any call originating on Codetel's network which is subject to our access charge;



         (3) install interconnection facilities without delay upon our request, provided that we bear the expense of installing any such facilities;



         (4) connect calls to emergency services and toll-free numbers on Codetel's network, and make operators available to assist calls from our network to numbers on Codetel's network; and



         (5) make Codetel's database of telephone numbers available to us at no charge on a trimonthly basis.



         On January 11, 2000, we and Codetel executed a second addendum to the interconnection agreement to:



         (1) provide that local interconnection of each company's respective Internet nodes and to enable the clients of each company to access both our respective servers and nodes to access the Internet;



         (2) simplify the billing and collection process for interconnection services; and



         (3) amend the regulation on interconnection costs. In addition, the second interconnection amendment adjusted the access charges by:



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

         The FCC also considers each country's level of economic development in determining country-specific settlement benchmark rates. The FCC has grouped each country into one of four categories based on its level of economic development -- upper income, upper middle income, lower middle income and lower income. The settlement rate benchmark for each category is calculated using the average of the TCPs for all countries in each respective category. The per-minute benchmark settlement rates are $0.15 for upper income, $0.19 for upper middle income, $0.19 for lower middle income and $0.23 for lower income. Under the FCC's income categories, the Dominican Republic is in the lower middle income group and our benchmark settlement rate would be $0.19 cents per minute. Pursuant to the order, U.S. carriers were required to enter into settlement rate arrangements with foreign carriers in lower middle income countries at or below the applicable benchmark rate by January 1, 2001. Currently, TRICOM's settlement benchmark rate for the Dominican Republic is within the prescribed limits.


         In April 1999, the FCC adopted an order approving sweeping reform of the international settlements policy. The 1999 order deregulated inter-carrier settlement arrangements between U.S. carriers and foreign non-dominant carriers on competitive routes. Among other rule amendments, the FCC's April 1999 order eliminated the international settlements policy and contract filing requirements for arrangements with foreign carriers that lack market power.


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

         Since the effectiveness of the interconnection agreement with Codetel, we have entered into operating agreements with U.S. correspondents. TRICOM USA, Inc. also has the ability as a U.S. carrier to develop its own business plan for markets other than the Dominican Republic, and has been approved by the FCC to communicate from the United States with 186 countries via satellite and with 28 countries via fiber optic submarine cables.


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


         We are certified by the public utility commissions of Puerto Rico, Florida and New York, and are currently in the process of obtaining certification in Alaska, California, Georgia, Illinois, Maryland, Massachusetts, New Jersey, Pennsylvania, Rhode Island, U.S. Virgin Islands, including St. Thomas and St. John, and Washington, D.C. In addition, TRICOM USA obtained on July 7, 2000 a Class B License for the provision of international telecommunications services, and is in the process of registering to do business in Ontario and Quebec. TRICOM USA does not operate telecommunications facilities used in transporting basic telecommunications service traffic between Canada and other countries. TRICOM USA's services in Canada are provided through a service arrangement with MCI WorldCom, to handle traffic originated from the prepaid calling cards sold in Canada.


         As we expand our operations into other countries, we may become subject to varying degrees of regulation in those jurisdictions where we provide service. Laws and regulations regarding telecommunications differ significantly from country to country.


PROPERTY, PLANT AND EQUIPMENT



         Our principal properties consist of our fiber optic network, satellite earth stations, nodes and real estate. At December 31, 2000, the net book value of our real estate and equipment was approximately $586.2 million. Our real estate holdings are strategically located throughout the Dominican Republic, providing the infrastructure for the telecommunications network and sales facilities. Most of our properties are related directly to our telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, wireless point-to-point radio equipment and digital switching nodes. Our current headquarters are located in downtown Santo Domingo in a building that we own.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


REVENUE OVERVIEW

         We derive our operating revenues primarily from toll revenues, international settlement revenues, cellular and PCS services, local services, the sale of equipment and installations. The components of each of these services are as follows:


         Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, and other carriers, for calls that originate in or transit their networks but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards which are recognized as the calling cards are used or expire.


         International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic. Traffic is based on the minutes that the foreign telecommunications companies have terminated in the Dominican telecommunications network, either on our own network or on Codetel's network, including revenues derived from our U.S.-based international long distance prepaid calling cards.



         Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voicemail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services. Local measured service includes monthly phone line rental for a specified number of calls within a defined area, plus a charge for additional calls.



         Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services.


         Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Beginning in 1999, we determined that paging will not play a major role in our future marketing programs.


         Revenues from the sale of equipment consist of sales fees for customer premise equipment, including private automatic branch exchanges, which are small versions of a phone company's central switching system often used by private companies, and key telephone systems, residential telephones, cellular and PCS handsets and paging units.


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

     The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

                                                                             YEAR ENDED DECEMBER 31,
                                                                       -------------------------------------
                                                                       1998             1999            2000
                                                                       ----             ----            ----
         Toll.................................................         14.1%            13.5%           12.8%
         International........................................         40.1             35.5            37.5
         Local service........................................         10.3             19.8            24.4
         Cellular and PCS.....................................         16.2             15.5            16.0
         Paging...............................................          3.6              1.6             0.8
         Sale of equipment....................................          3.3              4.5             2.3
         Installation and activation fees.....................         10.3              9.1             6.1
         Other................................................          2.1              0.5             0.1
                                                                      -----            -----           -----
                                                                      100.0%           100.0%          100.0%
                                                                      =====            =====           =====

     The following table sets forth certain items in the statements of operations and EBITDA expressed as a percentage of total operating revenues for the period indicated:

                                                                             YEAR ENDED DECEMBER 31,
                                                                       -------------------------------------
                                                                       1998             1999            2000
                                                                       ----             ----            ----
         Operating costs......................................         76.5%            75.7%           81.7%
         Operating income.....................................         23.5             24.3            18.3
         Interest expense, net................................         10.3             11.7            13.7
         Other income (expenses)..............................         (9.5)           (11.2)          (13.9)
         Earnings before income taxes and cumulative effect
             of accounting change.............................         14.0             13.1             4.4
         Net earnings (loss)..................................         14.3             12.9            (3.2)
         EBITDA...............................................         42.8             43.9            39.3


2000 COMPARED TO 1999


         OPERATING REVENUES. Our total operating revenues increased 31.3% to $224.3 million in 2000 from $170.8 million in 1999. This growth stemmed primarily from increases in revenues from our international, local service, wireless and toll services, offset, in part, by decreased revenues from the sale and lease of equipment and installations.


         TOLL. Toll revenues increased 24.0% to $28.7 million during 2000 from $23.1 million for 1999, as a result of higher domestic long distance and outbound international traffic derived from the growth of our customer base. Domestic long distance minutes increased by 47.4% to 45.9 million minutes during 2000 from 31.1 million minutes during 1999. Outbound international minutes increased by 9.4% to 32.5 million minutes in 2000 from 29.7 million minutes in 1999. The increase in numbers of minutes was offset by an decrease of approximately 15% during 2000 of our average per minute long distance tariff. The increases in domestic long distance and outbound minutes resulted from higher traffic volume from our wireless and local service customers. Wireless and local service customers respectively accounted for 32.3% and 31.3% of our total long distance minutes in 2000 compared to 22.3% and 27.9% in 1999. Calls from our call centers account for our remaining minutes.



         INTERNATIONAL. Our international revenues grew 38.9% to $84.2 million in 2000 from $60.6 million in 1999. This increase was due principally to the growth of inbound traffic volume received from our U.S.-based international carrier, TRICOM USA. Inbound minutes increased by 70.9% to
563.4 million minutes in 2000 from 329.7 million in 1999. TRICOM USA accounted for 71.1% of our total inbound minutes in 2000 compared to 59.4% in 1999.


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


         CELLULAR AND PCS. Our cellular and PCS revenues grew 35.2% to $35.8 million in 2000 from $26.5 million in 1999. The growth in our wireless operations was the result of a 61.9% increase in subscribers. At December 31, 2000, we had 284,991 cellular and PCS subscribers compared to 176,080 at December 31, 1999. As a result of a higher average subscriber base, airtime minutes increased 27.8% to 166.6 million minutes in 2000 from 130.4 million minutes in 1999. We attribute the substantial growth of our subscriber base to the continued success of our prepaid cellular program.



         Prepaid cellular and PCS services generated approximately 59% of our total airtime minutes and 58.7% of total cellular and PCS revenues in 2000. Prepaid revenues increased by 44.1% to $20.9 million in 2000 from $14.5 million in 1999. Our average monthly churn rate for cellular and PCS services increased to 3.1% in 2000 from 1.8% in 1999 reflecting primarily our decision in the fourth quarter to eliminate lower revenue-generating prepaid customers by shortening the expiration of our prepaid cards to 30 days.


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

              depreciation of network equipment and leased terminal equipment, and non-network depreciation expense;

              expenses in lieu of income tax; and


              general and administrative expenses, which include salaries and other compensation to personnel, maintenance expenses, marketing expenses and other related costs.



         Our operating costs increased to $183.3 million in 2000 from $129.4 million in 1999. These results reflect increased satellite connection and carrier costs associated with higher volumes of international traffic; higher general and administrative expenses primarily from increased commissions due to the growth of our retail operations in the U.S.; and higher network depreciation expenses resulting from our capital investment and domestic and international network expansion programs. As a percentage of revenues, operating costs increased to 81.7% in 2000 from 75.7% in 1999.



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



         NETWORK DEPRECIATION AND DEPRECIATION EXPENSE. Network depreciation increased 83.6% to $29.3 million in 2000 from $16.0 million in 1999, as a result of the continued investments in our local and international networks, including telecommunications equipment and facilities. Depreciation expense with respect to other fixed assets grew 40.6% to $6.8 million in 2000 from $4.9 million in 1999.


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

         Commissions paid to wholesale distributors of prepaid cards grew 89.3% to $11.6 million in 2000 from $6.1 million in 1999, primarily as a result of the expansion of our prepaid cellular subscriber base, and a 113% increase in the number of prepaid cards sold in the United States in 2000.

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

         OTHER INCOME (EXPENSES). Other expenses increased to $31.2 million in 2000 from $19.2 million in 1999, reflecting increased interest expenses resulting from higher short-term bank borrowings and vendor financing used to purchase network and telecommunications equipment.

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


         TOLL. Toll revenues increased 31.0% to $23.1 million in 1999 from $17.6 million in 1998. This resulted from both higher domestic long distance and outbound international traffic. Domestic long distance minutes increased by 54.2% to 31.1 million minutes in 1999 from 20.2 million minutes in 1998 due to a higher number of local access lines in service. Outbound international minutes increased by 32.2% to 29.7 million minutes in 1999 from 22.5 million minutes in 1998, reflecting increased traffic volume from our local and Efectiva prepaid calling card customers. Local access lines and Efectiva accounted for 27.9% and 26.2% of our total outbound minutes in 1999 compared to 29.2% and 29.1% for 1998. Interconnection revenues increased by approximately 63.1% to $5.2 million in 1999 from $3.2 million in 1998.



         INTERNATIONAL. Our international revenues increased 20.4% to $60.6 million in 1999 from $50.3 million in 1998, primarily as a result of the growth of inbound traffic volume received from our U.S.-based international carrier, TRICOM USA. Inbound minutes increased by 59.6% to 329.7 million minutes in 1999 from 206.6 million in 1998. TRICOM USA accounted for 57% of our total inbound minutes in 1999 compared to 53.2% in 1998.


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

         On January 14, 1999, we announced price increases, effective as of January 1, 1999, for residential monthly fees and for measured local service rates as part of the industry's process of price rebalancing initiated under the new Telecommunications Law No. 153-98. Residential monthly fees increased by approximately 86%. Local service rent revenues increased by 188.6% to $22.3 million in 1999 from $7.7 million in 1998. We adjusted the price per minute of measured local service in increments of RD$0.01 until the per-minute rate reached RD$0.25 ($0.015) at December 31, 1999. Measured local service revenues increased by 80.2% to $3.8 million in 1999 from $2.1 million in 1998, reflecting increased rates.

         As a result of a higher number of lines in service and higher rates for service, interconnection revenues for local calls received from Codetel increased 193.5% to $2.9 million in 1999 from $1.0 million in 1998.


         Our average monthly churn rate for local service was 1.8% for 1999 compared to 0.8% in 1998. Average monthly churn increased as a result of disconnections due to Hurricane Georges, institution of our policy of offering financing of installation fees for local access and rate rebalancing. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.


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

         Commissions paid to wholesale distributors of prepaid cards grew 91.2% to $6.1 million in 1999 from $3.2 million in 1998, primarily as a result of the expansion of our prepaid cellular subscriber base, and a 83% increase in the number of prepaid cards sold in the United States in 1999.

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

         At December 31, 2000, we had $79.7 million of short-term and long-term credit facilities with Dominican banks and institutions and $186.1 million of U.S. dollar-denominated credit facilities with international banks. We expect that we will reborrow amounts we pay with such proceeds to fund a portion of our capital expenditures and our working capital requirements beginning in 2002. However, our current lenders may be unable or unwilling to lend to us in the future.

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


         The names of our executive officers and directors are set forth below together with their ages at December 31, 2000 and current positions.




                NAME                       AGE                   POSITION
--------------------------------           --- ------------------------------------------------
BOARD OF DIRECTORS

NAMED BY GFN CORPORATION, LTD.:
Manuel Arturo Pellerano Pena                46 Chairman
Hector Castro Noboa                         59 Vice President
Marcos J. Troncoso                          52 Secretary
Carl H. Carlson                             43 Treasurer
Juan Felipe Mendoza                         46 Director
Anibal De Castro                            52 Director

NAMED BY MOTOROLA, INC.:
Kevin J. Wiley                              41 Director
Jesus Barona                                39 Director
Carl O. Barry                               41 Director
Peter Rojas                                 45 Director

INDEPENDENT DIRECTORS:
Fernando Antonio Rainieri                   53 Director



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


     CARL O. BARRY has been a member of our Board of Directors since January 2000. He has been employed since 1991 by Motorola, including as Senior Operations Controller since February 1996, Pan American Service & Quality Operation Controller from July 1993 until February 1996 and another Manufacturing Controller from November 1991 until June 1993. Prior to joining Motorola, he was a Price Waterhouse Audit Manager for eight years. Mr. Barry holds a BA in Business Administration from the University of Puerto Rico and is a Certified Public Accountant.


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


     FERNANDO ANTONIO RAINIERI has been a member of our Board of Directors since July 1998. Mr. Rainieri served as Advisor to the Central Bank of the Dominican Republic since December 1990 to August 1996, as the Dominican Republic's Secretary of Tourism from August 1986 to August 1990 and Advisor to the World Tourism Organization from 1988 to 1990. From 1979 to 1985, Mr. Rainieri served as General Director of the Fund for the Development of Tourism Infrastructure (INFRATUR). From 1970 to 1975, Mr. Rainieri held positions as Executive Assistant at Gulf & Western Americas Corporation. In addition, Mr. Rainieri is currently on the Board of Directors of several Dominican companies including Fimaca, Servicios Aereos Dominicanos, La Antillana Comercial, Helados Bon and Inversiones Bohechio. Mr. Rainieri holds a bachelors degree in Business Administration and a degree in marketing from Texas A & M University.



     JOSE MANUEL VILLALVAZO has been a member of our Board of Directors since July 1998. A pioneer in the Mexican cellular industry, Mr. Villalvazo has been an active member of the wireless and satellite communication sectors. In 1990 Mr. Villalvazo co-founded Baja Cellular, the Band A service provider in the northwestern region of Mexico, and in 1993 he founded Leo One Panamericana, a Mexican-based low-earth-orbiting satellite service providing mobile data services throughout Latin America. Since 1989 he has served as the Chairman and CEO of Tecelmex, a holding company with interests in mobile communication. Other positions within the telecommunications industry which Mr.

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


                                                                SHARES             PERCENTAGE OF       PERCENTAGE OF
                                                             BENEFICIALLY       SHARES BENEFICIALLY    CLASS B SHARES
SHAREHOLDER                                                     OWNED                  OWNED         BENEFICIALLY OWNED
---------------------------------------------------------    -------------      -------------------  ------------------
Oleander Holdings, Inc.(1)...........................        11,486,726                 39.8                60.0
Motorola, Inc........................................         7,657,818                 26.5                40.0
Orient Star Holdings LLC.............................         1,175,000(2)              12.1                 --
Prime 66 Partners, L.P...............................         1,174,000(3)              12.1                 --
WaterView Capital Management LLC.....................         1,500,000(4)              15.5                 --
Directors and executive officers as a group (16 persons)     11,583,668(5)              39.8                60.0

------------------------------------------------------------------------------------------------------------------------


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

         (4) WaterView Capital Management LLC, a Delaware limited liability company, possesses sole power to vote and direct the disposition of all shares held by WaterView Partners, L.P., a Delaware limited partnership, which owns 958,500 shares, and of D&DF WaterView Partners, L.P., a Delaware limited partnership, which owns 41,500 shares. Georgica Advisors LLC, a Delaware limited liability company, is the holder of, and possesses sole power to vote and direct the disposition of, 500,000 shares. WaterView Capital Management LLC and Georgica Advisors LLC may act together, from time to time, with respect to the shares. Each of the entities discussed above is deemed to beneficially own 1,500,000 shares or 15.5% of the Class A Shares. This information is based on a Schedule 13-D dated November 15, 2000 and filed with the Securities and Exchange Commission.


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

           SHAREHOLDERS AGREEMENT


     Each of the current members of the Board of Directors has been elected under the terms of an amended and restated shareholders agreement, dated as of May 8, 1998, among TRICOM, Motorola, Oleander, Zona and certain nominal shareholders that are affiliates of GFN or TRICOM.


     The shareholders agreement provides that the Board of Directors will consist, and GFN and Motorola each will vote all of the shares owned by it (or in the case of any transfer of shares to its permitted transferee, as defined in the shareholders agreement, will cause such permitted transferees to vote their shares) in favor, of six directors to be designated by GFN, four directors to be designated by Motorola and two independent directors. The shareholders agreement provides that in order for a person to qualify as an independent director such person must not be:

         - an officer, employee, principal stockholder, consultant or partner of TRICOM, apart from such directorship, or an officer, employee, principal stockholder, consultant or partner of an entity that was dependent upon TRICOM or any affiliate of TRICOM for more than 5% of its revenues or earnings in its most recent fiscal year;

         - an officer, director, employee, principal stockholder, consultant or partner of a person that is a competitor of TRICOM or any of its affiliates, any affiliate of such competitor, or any other person that was dependent upon such competitor or affiliate of such competitor for more than 5% of its revenues or earnings in its most recent fiscal year; or

         - an officer, director, employee, principal stockholder, consultant or partner of Motorola or GFN or an officer, employee, principal stockholder, consultant or partner of an entity that was dependent upon Motorola or any affiliate of Motorola for more than 5% of its revenues or earnings in its most recent fiscal year.


     Each of Motorola and GFN will be entitled to nominate one independent director so long as it together with its permitted transferees owns at least 25% of the issued and outstanding shares of Class B stock. In calculating the number of shares of Class B stock owned by either GFN or Motorola, there will be included the number of shares of Class B stock owned by any of it permitted transferees.


     The composition of the Board of Directors is intended to approximate the respective ownership interests of GFN (11,486,720 shares of Class B stock, representing 39.8% of the shares of common stock and 60% of the shares of Class B stock and 57% of the total voting power), Motorola (7,657,818 shares of Class B stock, representing 26.5% of the shares of common stock and 38% of the shares of Class B stock and 38.8% of the total voting power) and the public. The number of directors other than independent directors that GFN or Motorola each may designate will change if its percentage ownership of Class B stock changes as follows:

         - if GFN and Motorola each owns 50% of the then outstanding shares of Class B stock, each would have the right to designate five directors;

         -    if either GFN or Motorola owns shares of Class B stock


               - greater than 50% but less than or equal to 60% of the then outstanding shares of Class B stock, it would designate six directors and the other four directors;



               - greater than 60% but less than or equal to 70% of the then outstanding shares of Class B stock, it would designate seven directors and the other three directors;



               - greater than 70% but less than or equal to 80% of the then outstanding shares of Class B stock, it would designate eight directors and the other two directors;



               - greater than 80% but less than or equal to 90% of the then issued and outstanding shares of Class B stock, it would designate nine directors and the other one director; or



               - greater than 90% of the issued and outstanding Class B stock, it would designate all ten directors.

     Until such time as either Motorola or GFN owns less than 25% of the outstanding shares of Class B stock, the shareholders agreement requires the affirmative vote of nine directors to approve the following actions:

         - the acquisition or formation by TRICOM of any entity or the making of any investments in an other entity of business, including, but not limited to, the purchasing of equity or debt interests in or the extension of credit to such entity;

         - the incurrence of indebtedness, if after giving effect to such incurrence, including the proposed application of the proceeds of such indebtedness to pay existing indebtedness, the ratio of indebtedness to shareholders' equity would be greater than three to one;


         - approval of annual budgets relating to income, capital expenditure, operating expenses and cash flows (provided that this does not require approval of any projected debt incurrence that otherwise complies with the limits described above or of any other proposed corporate action for which super-majority approval is not specifically required); and


         - the issuance, or redemption, of Class A common stock or other securities or instruments exercisable for or convertible into Class A common stock.

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

           VOTING AGREEMENTS FOR THE 11 3/8% SENIOR NOTES DUE 2004


     In connection with the offering of the 11 3/8% senior notes due 2004, Oleander and Motorola each entered into separate voting agreements, dated August 21, 1997 with The Bank of New York, as trustee under the indenture for the senior notes. The voting agreements provide that each of Oleander and Motorola will grant to the trustee for the 11 3/8% senior notes due 2004 the right to vote all of its shares of common stock upon the occurrence of the following events:


         - our failure to pay interest on the senior notes when due for a period of 30 days;

         - our failure to pay the principal of or premium on the senior notes when due, whether at maturity, upon redemption or repurchase or otherwise;

         - our failure to pay principal of and interest on the senior notes required to be purchased in the event of a change of control;


         - a payment default under any debt instrument for money borrowed by us or any of our guarantor subsidiary (except any such subsidiary that is not a significant subsidiary); or


         - our failure or the failure of any significant subsidiary to pay final judgments aggregating in excess of $10.0 million within 60 days after the date for which any period for appeal has expired and during which a stay of enforcement of such judgment shall not be in effect.

The trustee's right to vote all of the shares of voting stock, once such right is triggered, will continue (a) during the continuation of the first three events set forth above and for one year after the date we cure such event of default or

(b) during the continuation of the fourth event. Either Oleander or Motorola may revoke the proxy granted by it under the voting agreement if:

         - the Dominican Republic becomes bound by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958);

         - if as of the last day of any fiscal quarter we report shareholders' equity of at least $100 million and for each of the four full consecutive fiscal quarters ending on such date our leverage ratio as defined in the senior note indenture is equal to or less than 2.5 to 1.0;

         - the senior notes are rated Ba2 or better by Moody's Investors Service, Inc. and BB or better by Standard & Poor's Ratings Group, respectively; or

         - our obligations with respect to the outstanding senior notes are discharged.


     If we incur any indebtedness that constitutes senior facilities under the senior note indenture and the lender or lenders under such senior facilities are granted a lien by Oleander and Motorola in respect of its voting stock, then the proxy rights granted under the voting agreement will be suspended and the trustee will not have the right to exercise such rights until such time as the senior facilities are repaid in full, provided that:



         - the trustee is granted a lien or similar interest in respect of the voting stock by Oleander and Motorola for the benefit of the holders, which lien will be subordinated and subject to the prior rights and claims of the senior lenders and TRICOM; and



         - the holders, the trustee and all senior lenders enter into an escrow agreement and an intercreditor agreement, then the proxy rights granted under the voting agreement.


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



                                                     NEW YORK STOCK EXCHANGE
                                                      HIGH              LOW
                                                      ----              ---
YEAR  ENDED DECEMBER 31, 1998
Second Quarter........................               12 9/16           8 3/16
Third Quarter.........................               10 13/16          5 7/8
Fourth Quarter........................                7 1/2            3 7/16

YEAR  ENDED DECEMBER 31, 1999
First Quarter.........................                9                6
Second Quarter........................               11 5/8            6 1/8
Third Quarter.........................               12 7/16           7 9/16
Fourth Quarter........................               22 5/8            7 5/8

YEAR  ENDED DECEMBER 31, 2000
First Quarter.........................               27.88            17.17
Second Quarter........................               21.19            14.31
Third Quarter.........................               19.25            14.63
Fourth Quarter........................               16.00             7.10

YEAR ENDING DECEMBER 31, 2001
First Quarter.........................               12.46             7.00
Second Quarter........................                7.80             6.00
Third Quarter.........................                6.70             5.30
April.................................                7.80             6.15
May...................................                6.90             6.25
June..................................                7.40             6.00
July..................................                6.70             5.80
August................................                6.26             5.50
September.............................                5.89             5.30


ITEM 10           ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Board of Directors

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


     Any Director may resign at any time upon written notice to the Board of Directors, to the Chairman of the Board or to the President of the Company. Any Director may be removed with or without cause at any time by an affirmative vote of a majority of the shareholders entitled to vote. If any vacancies occur in the Board of Directors, of if the authorized number of Directors is increased, the Directors then in office may continue to act, and such vacancies may be filled by a majority of the Directors then in office. Any vacancies or newly created directorships also may be filled by an affirmative vote of a majority of the shareholders entitled to vote at a General Meeting of Shareholders called for such purpose.



     Regular meetings of the Board of Directors may be held at such places within or out of the Dominican Republic and at such times as the Board of Directors may from time to time determine. Special meetings of the Board of Directors may be held at any time or place within or outside of the Dominican Republic whenever called by the Chairman of the Board, by the President of by any two Directors. Any member of the Board of Directors may participate in a meeting of the Board of Directors by means of a telephone conference or similar communications equipment provided that all persons participating in the meeting can hear each other.


     At all meetings of the Board of Directors, the presence of a majority of the total number of Directors will constitute a quorum for the transaction of business. The vote of at least a majority of the Directors present at any meeting at which a quorum is present is necessary to constitute the act of the Board of Directors unless otherwise provided by applicable law.

     Purpose

     Article 2 of our by-laws states that the purpose of the Company is:

         - to provide, maintain and operate telecommunications systems in the Dominican Republic and elsewhere;

         - to enter into such agreements as may be required to be interconnected to the switched public telephone network, as well as to any domestic networks rendering inter-urban services, as may be required by said telecommunications systems; and

         - to construct, maintain, and exploit a private telecommunications system for the transmission of national and international calls and for the transmission or reception of messages and signals of any kind.

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

     Registration and Transfer


     All shares are evidenced by share certificates in registered form. Dominican law requires that all shares be represented by a certificate, although a single certificate may represent multiple shares of stock. Certificates may be issued in the name of the registered holder, bearer or to-order form. All of our share certificates are issued in the name of. Dominican law also requires that all transfers, encumbrances and liens on nominative shares must he recorded in the share registry and only are enforceable against us and third parties after such registration has taken place. The Bank of New York is the registrar and transfer agent for the Class A common stock, except during shareholders meetings when we will maintain the share registry for the Class A common stock.


     Shareholders Meetings


     Shareholders are entitled to vote on all matters at ordinary or special shareholders' meetings. The board of directors will convene an annual shareholders' meeting at least once a year in order for shareholders:



         -    to elect new directors and a vigilance officer;



         -    to acknowledge the vigilance officer's report; and


         - for management to report upon our financial performance and for the shareholders to decide whether or not to distribute dividends.


     Ordinary shareholders' meetings may be convened at other times in order to transact other business, including to remove directors. Special shareholders' meetings are convened in order to effect fundamental changes in our structure, including to approve amendments to our by-laws. Under our by-laws, shareholders' meetings may be convened by:



         -    the Chairman of the Board of Directors;



         -    a majority of the members of the board at any time;



         - at the request of the holders of 30% of the shares entitled to be cast at such meeting; and


         - at the request of the vigilance officer in urgent circumstances, which are not defined under Dominican law.


     Shareholders meetings may he convened not less than 30 but not more than 60 calendar days after written notice has been mailed to shareholders. A majority of the shares entitled to be cast constitutes a quorum at all shareholders meetings. Our by-laws provide that holders of two-thirds of the votes entitled to be cast is required to approve:


         - amendments to the by-laws, including increases or decreases of our authorized share capital;

         - the issuance of shares of Class B stock in addition to those shares of Class B stock outstanding on the date of the adoption of the by-laws, except in connection with a dividend or other distribution with respect to, or a subdivision, consolidation or reclassification of all outstanding shares of stock;

         - the declaration and payment of any dividend or distribution with respect to our capital stock;

         -    any increase or decrease in the number of directors; and

         - our voluntary winding up or liquidation or the filing of a bankruptcy petition.

     The affirmative vote of the holders of a majority of votes entitled to be cast is required to approve all other actions. Shareholders may vote by proxy, and the depositary will cast proxies as directed by the holders of the ADRs.

     Limitation of Officers' and Directors' Liability


     In addition to voting for directors at the annual shareholder's meeting, shareholders are asked to vote upon the performance of management. Our vigilance officer, an officer elected by the shareholders each year, delivers a report on our financial performance and other issues related to management's performance. If the holders of a majority of the votes entitled to be cast approve management's performance, all shareholders are deemed to have released the directors and officers from claims or liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions. Shareholders will likely fail in any suit brought in a Dominican court with respect to the acts or omissions deemed to have been released. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. If the shareholders do not approve management's performance, the vigilance officer's report may form the basis of any suit brought by the shareholders against our officers and directors.



     Our by-laws provides that we will indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director, officer, employee or agent or any of our predecessors, or serves or served any other enterprise as a director, officer, employee or agent at our request or any of our predecessors. We are required to pay any expenses reasonably incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately is determined that he or she is not entitled to be indemnified by us under our by-laws or otherwise. We may, by action of our Board of Directors, provide for the payment of such expenses incurred by our employees and agents as it deems appropriate.


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

     Voting Rights


     The holders of Class A common stock and Class B stock vote together with respect to all matters. Every holder of Class A common stock is entitled to one vote for each share of Class A common stock held and every holder of Class B stock is entitled to ten votes for each share of Class B stock held by the number of shares of Class A common stock into which one share of Class B stock is then convertible. Under our by-laws, Class B stock may not be transferred except to permitted transferees. Permitted transferees include



         1.   Oleander



         2.   Motorola


         3.   any subsidiary or affiliate, as defined, and


         4. with respect to Oleander, Manuel Arturo Pellerano Pena and any member of the family of Manuel Arturo Pellerano Pena as of the date of the initial public offering that had an interest (including indirectly through any corporation, trust or entity) in Oleander and



                  - the spouse or surviving spouse and natural and adopted children of any such family member

                  - any trust existing solely for the benefit of family members and any person who would be a permitted transferee of any such family member under clause (A) and any trustee of such trust



                  - upon the death of any such member or any person who would be a permitted transferee of any member, such holder's estate or any executor, administrator or other legal representative of such holder, and


                  - any corporation, partnership or other entity all of the outstanding equity interests of which are owned, or all of the outstanding voting power of which is controlled, directly or indirectly by, or any trust or similar entity the sole beneficiaries of which are, such members and their permitted transferees.


If, despite these restrictions on transfer, a shareholder owning shares of Class B stock transferred its shares to a person or entity other than to Oleander, Motorola or a permitted transferee, the shareholder will only become entitled to one vote per share. If, with respect to any shares of Class B stock owned by Oleander and its permitted transferees, the shares of common stock owned by Oleander and its permitted transferees constitute less than 10% of the outstanding common stock, such shares of Class B stock will entitle the holder to one vote per share. If, with respect to any shares of Class B stock owned by Motorola and its permitted transferees. the shares of common stock owned by Motorola and its permitted transferees constitute less than 10% of the outstanding common stock, such shares of Class B stock will entitle the holder to one vote per share. Oleander, Motorola and any permitted transferee may pledge shares of Class B stock without reducing the number of votes to which it is entitled; provided, however, that if such shares of Class B stock are transferred to or registered in the name of the pledgee (unless the pledgee is a permitted transferee), the number of votes to which such shares of Class B stock are entitled will be reduced until Oleander, Motorola or any of their permitted transferees either cures any default that resulted in the transfer or registration or reacquires the shares from the pledgee.



     Preemptive and Other Rights



     The holders of Class A common stock and Class B stock are not entitled to preemptive or similar rights. The shares of Class A common stock and Class B stock are not subject to redemption or a sinking fund. Under our by-laws, we are authorized to issue shares of Class B stock only in connection with a dividend or other distribution with respect to, or a subdivision, consolidation or reclassification of, all outstanding shares of Class A common stock. In the event of any subdivision, consolidation, reclassification or other change in the Class A common stock, the Board of Directors, in its discretion, in lieu of issuing additional shares of Class B stock, may adjust the number of shares of Class A common stock into which the Class B stock is convertible and the number of votes to which each share of Class B stock is entitled.



     Reorganization, Consolidation, Share Exchange or Merger


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

FOREIGN EXCHANGE SYSTEM

         The current foreign exchange system in the Dominican Republic was instituted in January 1991. Under this system, there are two primary exchange rates:


         - the rate established by the Central Bank at which the Dominican government buys foreign currency or the official rate; and



         - the freely floating, private commercial bank rate at which private banks and other authorized currency exchange agents sell foreign currency, or the private market rate.


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


         Under our 1996 concession agreement with the Dominican government which grants us our right to operate as a telecommunications provider, dividends and interest paid to any of our shareholders, bondholders or other investors are exempt from Dominican income tax. Under Dominican tax law, the term "dividends" refers to any distribution of profits of a company to its shareholders. Thus, under the 1996 concession agreement, any dividend or distribution paid by us with respect to the class A common stock will not be subject to Dominican income tax.



         Our 1996 concession agreement has not yet been approved by the Dominican Congress, but was duly executed by the Dominican Executive Branch, making the concession itself valid and binding on the Dominican government under our laws. Provisions in our concession agreement providing preferential tax treatment for Tricom and its shareholders still need to be submitted to and approved by the Dominican Congress to be binding under the Dominican Constitution. At the time our concession agreement was executed, it was not submitted to the Dominican Congress for approval for political reasons. Our concession agreement, along with the concession agreements of most of Tricom's competitors in the telecommunications business, was not submitted to the Dominican Congress because the Dominican Congress was greatly divided at that time and the Dominican Executive Branch did not control a majority of the Congress. However, the tax provisions contained in these concession agreements, along with other concession agreements in other areas, have been completely followed and complied with by our Dominican Tax Administration.



         Until our 1996 concession agreement is approved by the Dominican Congress, cash dividends and other distributions paid by us with respect to ADSs or shares of Class A common stock held by any holder could be subject to a 25C withholding tax, which would be required to be withheld by us and paid to the Dominican tax administration at the time a cash dividend or other distribution is paid. Such tax withheld may not be a creditable foreign tax in determining the U.S. tax liability of such holder. We are not aware of any plans of the Dominican government to submit our 1996 concession agreement for approval to the Dominican Congress.


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


         Until our 1996 concession agreement is approved by the Dominican Congress, the Dominican government could require payment of capital gains tax on gain recognized on the sale or exchange in the Dominican Republic of shares of Class A common stock (as distinguished from sales or exchanges of ADSs). The capital gains tax was instituted in the Dominican Republic only in 1992 and was later modified by regulations in 1998 as part of major tax reform legislation. Under present law, the capital gains tax rate is identical to the regular income tax rate of the person or entity that earned such gain; there is no preferential rate. Thus, a corporation selling shares of Class A common stock in the Dominican Republic would be required to pay the corporate income tax of 25% on any gain from a sale or exchange of such shares. An individual, whether also would have to pay income tax at the applicable individual rate, as set forth below, on gain from the sale of shares of Class A common stock in the Dominican Republic. The individual income tax rates applicable, in the Dominican Republic since January 1, 2001 are as follows:




         IF TAXABLE INCOME IS:              THE TAX IS:
         ---------------------              -----------
         Not over RD$120,000.00             0

         Over RD$120,000.01
         but not over RD$200,000.00         15% of taxable income over RD$120,000.01

         Over RD$200,000.01
         but not over RD$300,000.01         RD$10,278.00 plus 20% of the excess over RD$171,309.01

         Over RD$300,000.01                 RD$32,000 plus 25% of the excess over RD$300,000.01



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

INTEREST RATE RISKS

         Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At December 31, 2000, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at fixed rate of 11 3/8% per annum and mature in the year 2004. The fair value of the senior notes was approximately $186 million at December 31, 2000. The senior notes are U.S. dollar denominated.



         Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. Primary exposure is based on the potential of short-term interest rate variation, not on exposure to changes in fair market value of our long-term debt. At December 31, 2000, we had $198.8 million outstanding of short-term and long-term borrowings, other than our senior notes due 2004 but including trade finance, of which $189.1 million was U.S. dollar denominated, and the remaining $9.7 million was Dominican peso denominated. Of the $189.1 million of U.S. dollar dominated debt, $55.8 million was borrowed from Dominican banks, while the remaining $133.3 million was borrowed from international banks. Of the total $198.8 million outstanding, $137.2 million had fixed interest rates, while the remaining $61.6 million had variable interest rates. During 2000, our short-term and long-term U.S. dollar denominated borrowings bore interest at rates ranging from 9.5% per annum to 12.9% per annum. During 2000, our short-term and long-term Dominican peso denominated borrowings bore interest at rates ranging from 24% per annum to 26% per annum. A 10% increase in the average rate for our variable rate debt would have increased our loss for 2000 by approximately $1.7 million.


FOREIGN EXCHANGE RISKS

         We are subject to currency exchange risks. During 2000, we generated revenues of $84.2 million in U.S. dollars and $140.1 million in Dominican pesos. In addition, at December 31, 2000, we had $189.1 million of U.S.
dollar-denominated debt outstanding, excluding the $200.0 million principal amount of the 11 3/8% senior notes due 2004.


         The impact of changes in foreign exchange rates is determined by measuring the effect of percentage changes in the range of rates during the year for our Dominican peso denominated assets and liabilities. The model reflects the weighted average change in exchange rates as resulting in the same percentage change in foreign exchange gains or losses.


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


ITEM 19. EXHIBITS

          Exhibit
          Number

          1.1 Amended and Restated By-laws of the Company with English translation thereof.*
          2.1 Indenture, dated August 21, 1997, between The Bank of New York, as trustee, and the Company.**


          4.1 iDEN(R) Infrastructure Supply Agreement, dated July 31, 2000, between Motorola, Inc. and Tricon Latinoamerica, S.A.***


--------------------------------------------------------------------------------
           * Incorporated by Reference to Exhibit 3 to Amendment No. 1 to the Registration Statement on Form F-1, registration number 333-8574, filed May 1, 1998.
           ** Incorporated by Reference to Exhibit 4.1 to the Company's Registration Statement on Form F-4, registration number 333-8150, filed December 29, 1997.
           *** The Company has requested that certain portions of this document be given confidential treatment. The entire document, including the redacted portions, has been filed separately with the Securities and Exchange Commission.

                 (This page has been left blank intentionally.)

                          TRICOM, S.A. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                                PAGE
                                                                                                                ----
Independent Auditors' Report..................................................................................   F-2

Consolidated Balance Sheets as of December 31, 1999 and 2000..................................................   F-3

Consolidated Statements of Operations for the Years Ended December 31, 1998, 1999 and 2000....................   F-5

Consolidated Statements of Shareholders' Equity for the Years Ended
   December 31, 1998, 1999 and 2000...........................................................................   F-6

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1999 and 2000............................................................................   F-8

Notes to Consolidated Financial Statements....................................................................   F-11


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of TRICOM, S.A.:


We have audited the accompanying consolidated balance sheets of TRICOM, S.A. and subsidiaries as of December 31, 1999 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year-period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRICOM, S.A. and subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the years in the three year-period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.


As explained in note 12 to the consolidated financial statements, effective January 1, 2000, the Company changed its method of accounting for installation and activation revenues.

As explained in note 26 to the consolidated financial statements, effective January 1, 1999, the Company changed its method of accounting for organization costs.




Santo Domingo, Dominican Republic                      KPMG
February 9, 2001                            ---------------------------------
                                            Member Firm of KPMG International

                          TRICOM, S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 2000


                                                                   1999                 2000
                                                             -----------------      ------------
                          ASSETS

Current assets:
  Cash on hand and in banks (note 6)                         $      13,459,566        18,199,552

  Accounts receivable (notes 5,6, 11 and 20):
    Customers                                                       22,821,951        21,970,677
    Carriers                                                         6,467,016         8,729,886
    Related parties                                                     40,412         1,663,396
    Officers and employees                                             415,702           556,577
    Current portion of long-term accounts receivable                    66,369                 -
    Other                                                              624,846         1,601,119
                                                             -----------------      ------------
                                                                    30,436,296        34,521,655
    Allowance for doubtful accounts                                (4,307,563)       (2,394,903)
                                                             -----------------      ------------
      Accounts receivable, net                                      26,128,733        32,126,752


  Inventories, net:
    Equipment and accessories                                        9,429,905         8,889,385
    Other                                                              271,350           651,708
                                                             -----------------      ------------
                                                                     9,701,255         9,541,093

  Prepaid expenses (notes 6 and 16)                                  6,637,067         7,947,531

  Deferred income taxes (note 17)                                      949,190           801,008
                                                             -----------------      ------------
      Total current assets                                          56,875,811        68,615,936
                                                             -----------------      ------------
Long-term accounts receivable (note 6)                                  22,619                 -

Investments (note 7)                                                 2,710,572         3,289,459

Property and equipment, net (notes 4, 6, 10 and 14)                455,045,191       586,223,900

Other assets at cost, net of amortization (notes 8 and 19)          16,824,268        24,310,564
                                                             -----------------      ------------
                                                             $     531,478,461       682,439,859
                                                             =================      ============


          See accompanying notes to the consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                           DECEMBER 31, 1999 AND 2000

                                                                       1999              2000
                                                                       ----              ----

           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable (notes 6, 9 and 14):
    Borrowed funds - banks                                   $      63,602,022        82,131,865
    Borrowed funds - related parties                                17,895,946        31,410,612
    Current portion of long-term debt                                  315,216         3,213,939
                                                             -----------------      ------------
                                                                    81,813,184       116,756,416
                                                             -----------------      ------------

  Current portion of capital leases (notes 6 and 10)                14,242,056         5,308,310

  Accounts payable (notes 6 and 12):
    Carriers                                                         2,987,379        13,835,276
    Related parties                                                 10,035,066         2,093,385
    Suppliers                                                       12,043,787        21,653,727
    Other                                                              329,309           242,582
                                                             -----------------      ------------
                                                                    25,395,541        37,824,970

  Other liabilities (note 12)                                        3,789,707        19,990,490
  Accrued expenses (note 13)                                        15,293,910        14,035,182
                                                             -----------------      ------------
    Total current liabilities                                      140,534,398       193,915,368
                                                             -----------------      ------------

Reserve for severance indemnities                                       31,414             9,727

Deferred income tax (note 17)                                          631,159           974,867

Capital leases, excluding current portion (notes 6 and 10)          11,640,652        15,520,965

Long-term debt, excluding current portion (note 14)                228,772,011       261,222,759
                                                             -----------------      ------------
    Total liabilities                                              381,609,634       471,643,686
                                                             -----------------      ------------

Shareholders' equity (notes 15 and 21):
  Class A common stock at par value RD$10: Authorized
55,000,000 shares; 5,700,000 shares issued at December 31,
1999 and 9,700,000 at December 31, 2000                              3,750,000         6,210,025
  Class B stock at par value RD$10: Authorized 25,000,000
shares at December 31, 1999 and 2000; 19,144,544 issued at
December 31, 1999 and December 31, 2000                             12,595,095        12,595,095
  Additional paid-in-capital                                        94,288,852       159,981,808
  Retained earnings                                                 41,258,637        34,033,002
  Other comprehensive income-foreign currency translation
(note 2.2)                                                         (2,023,757)       (2,023,757)
                                                             -----------------      ------------
    Shareholders equity, net                                       149,868,827       210,796,173
                                                             -----------------      ------------

                                                             $     531,478,461       682,439,859
                                                             =================      ============


       See accompanying notes to the consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1998 AND 2000

                                                               1998               1999               2000
                                                               ----               ----               ----
Operating revenues (note 6):
  Toll  revenues                                       $     17,644,573         23,118,149         28,666,107
  International revenues                                     50,332,088         60,592,134         84,187,050
  Local service                                              12,941,983         33,858,620         54,770,706
  Cellular and PCS                                           20,363,647         26,473,985         35,796,234
  Paging                                                      4,527,579          2,695,531          1,703,963
  Sale of equipment                                           4,114,513          7,689,534          5,263,137
  Installation and activation fees                           12,936,817         15,501,847         13,748,906
  Other                                                       2,640,192            889,141            161,552
                                                       ----------------       ------------       ------------
    Total operating revenues                                125,501,392        170,818,941        224,297,655

Operating costs:
  Satellite connections and carrier (note 19)                32,308,880         43,687,794         68,607,640
  Network depreciation                                       11,382,446         15,982,827         29,341,705
  Expense in lieu of income taxes (note 16)                   9,561,710         12,763,565         10,173,983
  General and administrative expenses, including
depreciation charges of $3,239,714, $4,854,653 and
$6,823,574 in 1998, 1999 and 2000, respectively
(notes 6, 18, 19 and 22)                                     39,379,388         51,501,272         70,690,895
  Cost of equipment sold                                      2,249,268          3,988,446          2,911,386
  Other                                                       1,142,079          1,432,957          1,550,161
    Total operating costs                                    96,023,771        129,356,861        183,275,770

    Operating income                                         29,477,621         41,462,080         41,021,885

Other income (expenses):
  Interest expense (note 6)                                 (18,006,286)       (22,430,031)       (34,037,053)
  Interest income (note 6)                                    5,133,348          2,389,329          3,301,031
  Foreign currency exchange gain (loss)                         104,414           (202,724)          (303,078)
  Gain on sale of land (note 6)                                       -            897,833                  -
  Gain on sale of equipment                                           -                  -             29,874
  Other, net (note 6)                                           844,801            179,409           (197,118)
                                                       ----------------       ------------       ------------
    Other expenses, net                                     (11,923,723)       (19,166,184)       (31,206,344)
                                                       ----------------       ------------       ------------

Earnings before income taxes and cumulative effect
of accounting change                                         17,553,898         22,295,896          9,815,541

Income taxes (note 17)                                          351,691           (141,660)          (588,377)
                                                       ----------------       ------------       ------------

Earnings before cumulative effect of accounting
change                                                       17,905,589         22,154,236          9,227,164

Cumulative effect of change in accounting change:
  Organization costs (note 26)                                        -           (119,711)                 -
  Installations and activations revenues (note 12)                    -                  -        (16,452,799)
                                                       ----------------       ------------       ------------
    Net earnings (loss)                                $     17,905,589         22,034,525         (7,225,635)
                                                       ================       ============       ============

Earnings (loss) per common share - basic and diluted:
  Earnings before cumulative effect of accounting
change                                                             0.78               0.89               0.33
  Cumulative effect of change in accounting                           -                  -              (0.59)
                                                       ----------------       ------------       ------------
  Net earnings (loss) per common share - basic and
diluted                                                $           0.78               0.89              (0.26)
                                                       ================       ============       ============

Proforma amounts assuming the change in accounting
principle for installation and activation
fees retroactively:
  Net earnings                                         $     11,049,546         17,183,884          9,227,164
                                                       ================       ============       ============
  Earnings per common share - basic and diluted        $           0.48               0.69               0.33
                                                       ================       ============       ============

  Basic                                                      22,944,544         24,844,544         27,723,665
  Diluted                                                    22,944,569         24,888,709         27,896,666


       See accompanying notes to the consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                                                                                                           Retained Earnings
                                                                                                    ----------------------------
                                    Number of Common                                  Additional    Appropriate
                                     Shares Issued                Common Stock         Paid in         Legal             Un-
                                  Class A     Class B       Class A         Class B    Capital       Reserved       appropriated
                                  -------     -------       -------         -------   ----------    -----------     ------------
Balance at December 31, 1997            -    19,390,529    $        -     43,357,343             -        600,233        718,290

Issuance of common shares,
Net of issuance cost of
$6,537,345 (note 15)            5,700,000             -     3,750,000              -    63,812,655              -              -

Effect of change from no par
value to RD$10 par value
(note 15)                               -             -             -    (30,203,197)   30,203,197              -              -

Retirement of treasury stock
as a result of initial
public offering                         -      (245,985)            -       (559,051)            -              -              -

Transfer to legal reserve
(note 21)                               -             -             -              -             -        571,955       (571,955)

Net earnings                            -             -             -              -             -              -     17,905,589
                                ---------    ----------    ----------    -----------   -----------      ---------     ----------

Balance at December 31, 1998    5,700,000    19,144,544     3,750,000     12,595,095    94,015,852      1,172,188     18,051,924

Stock - based compensation
to non-employees (note 22)              -             -             -              -       273,000              -              -

Transfer to legal reserve
(note 21)                               -             -             -              -             -        480,819       (480,819)

Net earnings                            -             -             -              -             -              -     22,034,525
                                ---------    ----------    ----------    -----------   -----------      ---------     ----------

Balance at December 31, 1999    5,700,000    19,144,544     3,750,000     12,595,095    94,288,852      1,653,007     39,605,630

Issuance of common shares,
Net of issuance cost of
$6,852,774 (note 15)            4,000,000             -     2,460,025              -    64,687,201              -              -

Stock - based compensation
to non-employees (note 22)              -             -             -              -     1,005,755              -              -

Net loss                                -             -             -              -             -              -     (7,225,635)
                                ---------    ----------    ----------    -----------   -----------      ---------     ----------

Balance at December 31, 2000    9,700,000    19,144,544    $6,210,025     12,595,095   159,981,808      1,653,007     32,379,995
                                =========    ==========    ==========    ===========   ===========      =========     ==========

       See accompanying notes to the consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000


                                        Other
                                    Comprehensive
                                    Income-Foreign
                                       Currency       Treasury       Shareholders'
                                     Translation       Stock          Equity, Net
                                    --------------    --------       -------------
Balance at December 31, 1997          (2,023,757)     (559,051)       42,093,058

Issuance of common shares, Net
of issuance cost of $6,537,345
(note 15)                                       -             -       67,562,655

Effect of change from no par
value to RD$10 par value (note
15)                                             -             -                -

Retirement of treasury stock as
a result of initial public
offering                                        -       559,051                -

Transfer to legal reserve (note
21)                                             -             -                -

Net earnings                                    -             -       17,905,589
                                      -----------      --------      -----------

Balance at December 31, 1998          (2,023,757)             -      127,561,302

Stock - based compensation to
non-employees (note 22)                         -             -          273,000

Transfer to legal reserve (note
21)                                             -             -                -

Net earnings                                    -             -       22,034,525
                                      -----------      --------      -----------

Balance at December 31, 1999          (2,023,757)             -      149,868,827

Issuance of common shares, Net
of issuance cost of $6,852,774
(note 15)                                       -             -       67,147,226

Stock - based compensation to
non-employees (note 22)                         -             -        1,005,755

Net loss                                        -             -      (7,225,635)
                                      -----------      --------      -----------

Balance at December 31, 2000          (2,023,757)             -      210,796,173
                                      ===========      ========      ===========


        See accompanying notes to the consolidated financial statements

                          TRICOM, S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000


                                                        1998             1999               2000
                                                        ----             ----               ----
Cash flows provided by operating activities:
  Net earnings (loss)                               $17,905,589       22,034,525       (7,225,635)

  Adjustments to reconcile net earnings (loss)
to net cash provided by operating
activities:
Allowance for doubtful accounts                       1,665,349        5,420,717         3,499,893
Amortization of debt issue cost                       1,381,361        1,499,497         1,958,610
Amortization of radio frequency right                         -          198,333           320,186
Cumulative effect of accounting change in
installations and activations revenues                        -                -        16,452,799
Cumulative effect of accounting change in
organizations costs                                           -          119,711                 -
Deferred income tax, net                              (351,691)           33,660           491,890
Depreciation                                         14,622,160       20,837,480        36,165,279
Expense for severance indemnities                       257,690          328,807           760,740
Foreign exchange gains                                   31,106          101,835                 -
Gain on sale of fixed assets, net                             -                -         (836,054)
Gain on sale of land                                          -        (897,833)                 -
Value of consulting services received in
exchange for stock warrants                                   -          273,000         1,005,755
Net changes in assets and liabilities:                                                           -
Accounts payable                                    (4,471,048)        9,005,096        12,429,429
Accounts receivable                                 (3,681,109)     (13,407,676)       (9,497,912)
Accrued expenses                                      3,857,953        1,563,855       (1,258,728)
Inventories                                         (3,053,879)      (4,213,002)           160,162
Long-term accounts receivable                           866,997           68,937            22,619
Other assets                                        (5,542,150)      (3,944,266)       (9,765,092)
Other liabilities                                     4,387,282      (3,624,114)         (252,016)
Prepaid expenses                                      (403,628)      (3,532,125)       (1,310,464)
Reserve for severance indemnities                     (355,445)        (340,279)         (782,427)
Unearned interest                                     (204,576)                -                 -
                                                    -----------      -----------       -----------
Total adjustments                                     9,006,372        9,491,633        49,564,669
                                                    -----------      -----------       -----------
Net cash provided by operating activities            26,911,961       31,526,158        42,339,034
                                                    ===========      ===========       ===========


         See accompanying notes to the consolidated financial statements

                          TRICOM, S.A. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000


                                                       1998             1999              2000
                                                       ----             ----              ----
Cash flows from investing activities:
  Acquisition of investments                          (367,866)        (546,185)         (578,887)
  Acquisition of land                                         -      (1,826,625)                 -
  Acquisition of property and equipment           (142,101,012)    (119,182,223)     (151,221,583)
  Proceeds from maturity of US Treasury
Bonds and irrevocable restricted funds               21,297,912       54,470,478                 -
  Proceeds from sale of fixed assets                          -                -         2,405,494
  Proceeds from sale of land                                  -        2,724,458                 -
                                                 --------------    -------------     -------------
    Net cash used in investing activities         (121,170,966)     (64,360,097)     (149,394,976)
                                                 --------------    -------------     -------------

Cash flows from financing activities:
  Borrowed funds from banks                          23,234,625      111,580,042       226,440,816
  Borrowed funds from related parties                57,019,761       62,233,725        71,727,978
  Re-payment of Carifa Bonds                                  -     (32,000,000)                 -
  Capital lease payments                                      -        (361,292)      (22,745,278)
  Issuance of common stock                           67,562,655                -        67,147,226
  Payments of long-term debt                                  -                -      (10,315,216)
  Principal payments to banks                       (7,474,114)     (69,643,536)     (207,910,973)
  Principal payments to related parties            (36,277,664)     (69,929,694)      (58,213,312)
  Proceeds from issuance of long term debt                    -       29,087,227        45,664,687
                                                 --------------    -------------     -------------
    Net cash provided by financing activities       104,065,263       30,966,472       111,795,928

Effect of exchange rate changes on cash               (161,353)         (50,377)                 -
                                                 --------------    -------------     -------------

Net increase (decrease) in cash and cash
equivalents                                           9,644,905      (1,917,844)         4,739,986

Cash and cash equivalents at beginning of
the period                                            5,732,505       15,377,410        13,459,566
                                                 --------------    -------------     -------------

Cash and cash equivalents at end of period       $   15,377,410       13,459,566        18,199,552
                                                 ==============    =============     =============

Supplementary information:
  Interest paid (net of capitalization)            (17,601,409)     (23,373,038)      (33,785,503)
  Capital lease obligation incurred                           -       26,244,000        17,691,845
                                                 ==============    =============     =============


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



TRICOM, S.A. (Parent Company)
GFN Comunicaciones, S.A.
Bay Tel Communication, S.A.
Call Tel Corporation
TRICOM USA, Inc. and Subsidiaries
TRICOM LATINOAMERICA, S.A. and Subsidiaries



TRICOM, S.A. ("TRICOM" or the "Company") is a diversified telecommunications company, which provides international and domestic long distance, basic local service, mobile, Internet and broadband services in the Dominican Republic and long distance service through subsidiaries in the United States.


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


TRICOM LATINOAMERICA, S.A. is a company organized under the Corporation Law of the Cayman Islands, on May 12 2000. The activities of this company are to control the telecommunication operations in Central America and the Caribbean.


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


Commencing January 1, 1997 the Company has recognized in the statements of operations gains and losses arising from the translation of foreign currency transactions other than the U.S. dollar. As of December 31, 1999 and 2000, the rates used by the Company to translate Dominican peso denominated accounts at year-end were RD$16.05 and RD$16.69 per one U.S. dollar, respectively. Panamanian Balboas (B/.) are at par with the U.S. dollar.


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

The estimated useful lives of assets are as follows:

                                                                  YEARS
                                                                 ------
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


Deferred commissions on prepaid calling cards are recognized when the deferred revenues are recorded. On sales of calling cards outside of the Dominican Republic, the commission expense is recognized as revenues are recognized based upon minutes used. On sales of calling cards within the Dominican Republic, where collection of sales proceeds has been assessed by the company to be less assured, commission expense is recorded when the collections of outstanding invoices to distributors and/or wholesalers are made.


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

INTERNATIONAL SETTLEMENT REVENUES


International settlement revenues represent amounts due from telecommunications carriers for call (based on minutes) originated outside the Dominican Republic which terminate into the Company's Dominican network. as per operating agreements between the Company and each such carrier. These revenues are recognized as the minutes are provided.


PREPAID CALLING CARD REVENUES

The Company recognizes revenue from prepaid calling cards based on card usage. The Company accounts for cash received or credit extended from the sale of the prepaid calling cards as deferred revenues, which are then recognized as the cards are used. This revenue may be part of the toll or international revenues depending on the call destination.

LOCAL SERVICE REVENUE


Local service revenue consists of wireline rent, local measured service, which represents minutes used by local customers which are billed on established rates or tariffs per actual minutes of call duration, as well as charges for "Custom local access signaling services" or CLASS. CLASS represents value-added services which include which include call forwarding, three-way calling, call waiting and voicemail. It also features vertical services such as incoming-call identification, call trace, call blocking, automatic return of the most recent incoming call, call redial, and selective forwarding and programming to permit for distinctive ringing for incoming calls requested for local customers which are billed in addition to rent. Local service revenues also includes collect call revenues and revenues from other miscellaneous wireline services. These revenues are recognized as the services are rendered.


CELLULAR AND PCS REVENUES


Represents fees received for mobile cellular and PCS services, including interconnection charges for incoming calls to the Company's cellular and PCS subscribers (these revenues do not include international and domestic long distance calls generated by cellular or PCS units). Cellular and PCS fees consist of fixed monthly access fees and per-minute usage charges, as well as additional charges for custom or vertical features, which include call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as the services are rendered.


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

INSTALLATION AND ACTIVATION FEES


Revenues from installations consist of amounts charged by the Company to its clients for the installation of local access lines, private interchange, central telephone systems, as well as charges for the activation of cellular phones and PCS. Effective January 1, 2000, the Company adopted Staff Accounting Bulletin (SAB 101), issued by the Securities and Exchange Commission (SEC), which establishes certain criteria regarding revenue from installation and activation. As a consequence of this adoption, these revenues are recognized over the estimated average service life based on the Company's experience (35 months). In previous years, these revenues were recognized when they were generated. Direct incremental cost incurred to provide installations and activations are accounted for as they are incurred.


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

2.13    EXPENSE IN LIEU OF INCOME TAX


The parent company TRICOM, S.A. pays a tax, which is based on a percentage of the Company's domestic gross revenues (less deductions for access to the local network) plus a percentage of the Company's net international settlement revenues. An accrual is made for any difference between the dates when these items are reported to the tax authorities and when they are reported in the accompanying consolidated statements of operations.


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

4       PROPERTY AND EQUIPMENT

A detail of property and equipment at December 31, 1999 and 2000 is as follows:

                                                      1999               2000
                                                    --------          ---------
Operations and communications:
  Land                                         $      5,288,164          7,118,634
  Buildings and improvements                         12,730,864         15,861,346
  Furniture and equipment                             6,868,212         10,324,397
  Communications equipment                          125,790,885        184,484,503
  Transmission equipment                            172,738,824        283,120,786
  Other equipment                                     1,668,162          4,098,949
                                               ----------------       -------------
                                                    325,085,111        505,008,615
  Less accumulated depreciation                      41,774,980         70,891,750
                                               ----------------       -------------
    Sub-total, operations and communications        283,310,131        434,116,865

Property and equipment:
  Buildings                                           6,372,566          9,037,820
  Furniture and office equipment                     13,965,777         20,133,420
  Transpiration equipment                             4,435,443          4,636,530
  Leasehold improvements                              3,879,221          4,807,139
  Data processing equipment                          23,037,601         33,590,043
                                               ----------------       -------------
                                                     51,690,608         72,204,952
  Less accumulated depreciation                      14,289,015         21,157,407
                                               ----------------       -------------
    Sub-total, property and equipment                37,401,593         51,047,545
                                               ----------------       -------------

Communication equipment pending installation         31,141,978         16,872,746
Equipment in transit (a)                              2,506,092          5,789,586
Construction in process (b)                         100,685,397         78,397,158
                                               ----------------       -------------
    Property and equipment, net                $    455,045,191        586,223,900
                                               ================       =============

           (a) Equipment in transit represents accumulated costs of equipment imported by TRICOM, for which additional import related costs are still to be incurred. At December 31, 1999 and 2000, this amount includes mainly transmission equipment and accessories.

           (b) A detail of construction in process at December 31, 1999 and 2000 is as follows:




                                                      1999                 2000
                                               ----------------       -------------
Operation and communications:
  Buildings                                    $      3,816,556          3,104,105
  Transmission equipment (i)                         87,642,687         48,302,135
  Cells                                               8,502,529         17,075,909
  Submarine cable                                       723,625                  -

Property and equipment:
  Other                                                       -          9,915,009
                                               ----------------       -------------

                                               $    100,685,397         78,397,158
                                               ================       =============


        (i) At December 31, 1999 and 2000, construction in process of transmission equipment relates to the development of a wireless local loop (WLL) network in the Dominican Republic, as well as cellular and PCS cells, fiber optic and other network improvements.

5       ACCOUNTS RECEIVABLE

Changes in the allowance for doubtful accounts were as follows:

                                            1998             1999            2000
                                        -------------      -----------     -----------
Allowance at beginning of year          $     668,827          740,687       4,307,563
Increase for the year, net                  1,665,349        5,420,717       3,499,893
Write-off during the year                 (1,593,489)      (1,853,841)     (5,412,553)
                                        -------------      -----------     -----------
Allowance at end of year                $     740,687        4,307,563       2,394,903
                                        =============      ===========     ===========


A detail of account receivable - others at December 1999 and 2000 is as follows:

                                            1999               2000
                                        -------------        ---------
Interest receivable                     $     235,016        1,248,804
Miscellaneous                                 389,830          352,315
                                        -------------        ---------
Allowance at end of year                $     624,846        1,601,119
                                        =============       ===========



6       TRANSACTIONS WITH RELATED PARTIES


During the years ended December 31, 1998, 1999 and 2000, the Company made payments to several related parties for leased premises and equipment, public relations, systems and procedures, legal services and personnel management.

The majority of these charges are for services received by the Company from Grupo Financiero Nacional, S.A., ("Grupo Financiero") a subsidiary of GFN. Grupo Financiero allocates administrative charges based on the time invested by its employees providing administrative support services to each of its subsidiaries.


A detail of balances with related companies at December 31, 1999 and 2000 is as follows:



                                                                 1999            2000
                                                             -----------      ----------
               Assets:
                 Cash in banks                               $ 4,194,306       3,677,466
                 Deposits (a)                                  7,251,319      13,054,686
                 Account receivable (b)                           40,412       1,663,396
                 Current portion and long-term accounts
               receivable                                         53,820               -
                 Prepaid expenses - insurance                  3,548,458       4,472,055
                 Other assets - deposits                          86,580          86,580

               Liabilities:
                 Borrowed funds (c)                           17,895,946      31,410,612
                 Accounts payable - letters of credit (d)        985,187               -
                 Accounts payable (e)                         10,035,066       2,093,385
                 Capital leases                               25,882,708      20,829,276

     (a) As of December 31, 1999 and 2000, includes $2,185,005 in a non-interest bearing time deposit and $5,066,314 and $10,198,900, respectively, in interest bearing deposits, which earn interest at rates between 9% and 11%. Additionally, as of December 31, 2000, includes RD$11,195,335 ($670,781) in certificates of deposit, which earn interest rates of 20% per annum.

     (b) The Company contracts services from a related party dedicated to managing the collection of past due accounts. This related party also provides these services to other related companies. During the year ended December 31, 2000, the Company recognized collection recoveries from customer accounts previously written off for $3,087,728. This amount is presented, net of increase in the allowance for doubtful accounts in general and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2000, the Company had amounts receivable from the related party of $1,566,447, which was collected in January 2001.

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


A detail of transactions with related parties during the years ended December 31, 1998, 1999 and 2000 is as follows:

                                                        1998            1999            2000
                                                    -----------      ----------      ----------
     Operating revenues - communications
     services revenue                               $  828,316       1,970,646       1,948,321
     General and administrating expenses:



       Insurance premiums                            1,520,171       2,000,473       4,071,713
       Leased premises and equipment                    44,610         108,578         157,600
       Security services                               111,460          77,382         227,001
       Pension plan contributions                      433,998         586,921         738,058
       Advertising services                            134,830          74,104         250,232
       Professional services                           494,125         167,470         234,348

     Other income (expenses):
       Interest incurred on loans                     (880,281)       (710,537)     (5,713,690)
       Interest earned                                 270,352         265,423       1,805,780
       Gain on sale of land (a)                              -         897,833               -
       Other (b)                                             -               -         806,180
       Bank charges                                    (45,916)       (135,640)       (151,600)
     Equipment purchased (Motorola)                  2,258,028      23,097,157      20,279,706

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

8    OTHER ASSETS

Other assets at December 31, 1999 and 2000 consisted of the following:


                                                                   1999             2000
                                                               -----------       ----------
               Deferred debt issue costs, net (a)              $ 8,864,074        7,303,063
               Deposits with international carriers (b)            202,850          214,340
               Deposits                                            668,432        1,976,585
               Radio frequency rights (c)                        4,561,667       10,766,390
               Other (d)                                         2,527,245        4,050,186
                                                               -----------       ----------
                                                               $16,824,268       24,310,564
                                                               -----------       ----------
                                                               -----------       ----------


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

     (d) At December 31, 1999 and 2000 includes deferred commissions related to prepaid calling cards of $2,276,012 and $3,591,760, respectively.


9    BORROWED FUNDS - BANKS

Funds borrowed by the Company consist of:

                                                                  1999             2000
                                                               -----------       ----------
               Funds denominated in U.S. dollars (a)           $56,000,776       78,656,730
               Funds denominated in R.D. pesos (b)               7,601,246        3,475,135
                                                               -----------       ----------
                                                               $63,602,022       82,131,865
                                                               ===========       ==========

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


10   CAPITAL LEASES

Since December 1999, the Company has entered into various capital lease contracts with a related party. These contracts mature at various dates during the next four years. Assets recorded under these leases consist of:

                                                                   1999             2000
                                                               -----------       ----------
               Communications equipment                        $17,248,429       42,488,488
               Communications equipment pending
               installation                                      7,548,214                -
               Transportation                                    1,176,001        1,176,001
               Machinery and equipment                             271,356          271,356
                                                               -----------       ----------
                                                                26,244,000       43,935,845
               Less accumulated depreciation                             -        2,350,834
                                                               -----------       ----------
                                                               $26,244,000       41,585,011
                                                               ===========       ==========

A schedule of the future lease payments under these capital leases is as follows:

                         Year ending December 31,
                         2001                                     $ 8,523,816
                         2002                                       8,523,816
                         2003                                       7,939,101
                         2004                                       3,783,337
                                                                  -----------
                         Total lease payments                      28,770,070





                         Less related taxes                         3114,639
                                                                 -----------
                         Minimum lease payments                   25,655,431
                         Less amount representing interest
                         (12% to 12.875%)                          4,826,156
                                                                 -----------
                         Present value of net minimum capital
                         lease payments                           20,829,275

                         Less current maturities of capital
                         lease obligations                         5,308,310
                                                                 -----------
                         Capital lease obligations               $15,520,965
                                                                 ===========


11   TRANSACTIONS WITH CARRIERS

Accounts receivable from carriers arise from the interconnection services of inbound calls, while accounts payable result from interconnection services of outbound calls. These charges are based on minutes billed. Amounts paid to carriers constitute one of the main operating costs of the Company.


Net amounts receivable and payable for these activities at December 31, 1999 and 2000 were as follow:

                                                      1999                               2000
                                         ---------------------------         --------------------------
                                          RECEIVABLE        PAYABLE          RECEIVABLE        PAYABLE
                                         -----------       ---------         ----------      ----------
Inbound                                  $12,406,384               -         13,699,020               -
Outbound                                  (5,939,368)      1,785,132         (4,969,134)     12,323,898
Payable accounts interconnection
operations - CODETEL                               -       1,202,247                  -       1,511,378
                                         -----------       ---------         ----------      ----------
                                         $ 6,467,016       2,987,379          8,729,886      13,835,276
                                         ===========       =========         ==========      ==========

12      OTHER LIABILITIES

Other liabilities at December 31, 1999 and 2000 consisted of the following:

                                                              1999             2000
                                                           ----------       ----------
               Customer advances                           $1,203,764        1,256,345

               Deferred revenues:
                 Calling cards                              2,130,985        3,622,686
                 Installations and activations                      -       14,654,886
               OOther                                         454,958          456,573
                                                           ----------       ----------
                                                           $3,789,707       19,990,490
                                                           ==========       ==========

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

13   ACCRUED EXPENSES

A summary of accrued expenses at December 31, 1999 and 2000 is as follows:

                                                               1999             2000
                                                           -----------       ----------
               Expenses in lieu of income tax payable      $ 3,085,766          627,543
               Interest payable                              8,783,221        9,854,165
               Other                                         3,424,923        3,553,474
                                                           -----------       ----------
                                                           $15,293,910       14,035,182
                                                           ===========       ==========

14   LONG-TERM DEBT


Long-term debt is summarized as follows:


                                                                                          1999               2000
                                                                                      ------------        -----------
Senior notes (a)                                                                      $200,000,000        200,000,000

Bank loans:
Four loans with Dominican banks for a total amount of RD$65,600,000 in 1999 and six loans for a total amount of RD$103,586,975 in 2000; with interest ranging from 20% to 24% per annum in 1999 and 24% to 26% per annum in 2000. These loans are due in monthly installments of RD$2,812,682 (approximately US$168,525)
including principal and interest, starting January, 2000 through December, 2007;
five of these loans are secured by communications equipment
with a carrying value of $7,283,201, the remainder is unsecured.                         4,087,227          6,206,529

Loan from Export-Import Bank through International Bank of Miami for equipment purchases for a total approved amount of $36,002,530, which includes $2,267,026 of interest paid in advance, which amount is allocated proportionately to individual amounts drawn. Interest is payable semi-annually at a rate of 30-day
LIBOR plus 2.25% (annually) until May 15, 2001. The principal amount is payable in 10 semi-annual installments of approximately $2,023,017 each, from June 15,
2002 to December 15, 2006. The latest date to draw against the loan is May 15,
2001. After such date, this loan will bear interest at a rate equal to that of 3
year US Treasuries plus 2%. This loan is guaranteed by TRICOM USA.                               -         20,230,169

Loan with Banco Popular de Puerto Rico for a total amount of $15,000,000, with monthly interest payments at LIBOR plus 4%. The principal amount will be paid in
3 installments of $3,000,000 in June 2003, $4,000,000 in December 2003 and
$8,000,000 in June 2004. This loan is guaranteed by TRICOM USA.                                  -         15,000,000

Loan with General Electric Capital Corporation of Puerto Rico for $8,000,000.
This loan bears interest at 30 day LIBOR plus 2.75%. The principal amount is payable in 36 monthly installments of $222,222 starting in January 2001. This loan is collateralized by transmission and communication equipment at a cost
of $15,864,000.                                                                                  -          8,000,000


10% unsecured line of credit with Citibank, N. A. for  $10,000,000.                     10,000,000                  -

$15,000,000 revolving line of credit with Hamilton Bank, N. A. due in 2002.
This loan bears interest at Citibank, N. A. prime rate (9% at December 31,
1999 and 10% at December 31, 2000) plus 0.05%.  This line of credit is
guaranteed by TRICOM, S.A. an affiliate Banco Nacional de Credito, S.A.                 15,000,000         15,000,000
                                                                                      ------------        -----------
  Total bank loans                                                                      29,087,227         64,436,698
                                                                                      ------------        -----------

  Total long-term debt                                                                 229,087,227        264,436,698
Less current portion of long-term debt                                                     315,216          3,213,939
                                                                                      ------------        -----------
  Long-term debt excluding current portion                                            $228,772,011        261,222,759
                                                                                      ------------        -----------
                                                                                      ------------        -----------

The aggregate principal amounts due on these long-term debt obligations are as follow:

                         Year ending December 31,
                         2001                        $  3,213,939
                         2002                          22,410,643
                         2003                          14,602,812
                         2004                         213,181,348
                         2005                           5,418,810
                         2006 and thereafter            5,609,146


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


Summarized condensed consolidated financial information of TRICOM, S.A. (Parent Company), the subsidiaries guarantors on a combined basis ( Comunicaciones, Tricom Latinoamerica, S.A. (previously Bay Tel), Call Tel and TRICOM USA and Subsidiaries) and the subsidiaries not guarantors on a combined basis at December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 is as follows (see note 1):



        BALANCE SHEET DATA AS OF  DECEMBER 31, 1999:



                                                                       OTHERS     CONSOLIDATION AND





                                   TRICOM, S.A.  SUBSIDIARIES   SUBSIDIARIES      ELIMINATION         TOTAL
                                    PARENT CO.    GUARANTORS   NO GUARANTORS      ADJUSTMENTS      CONSOLIDATED
                                   ------------  ------------  -------------      -----------      ------------
Assets
Current assets:
    Cash and cash equivalents      $ 12,844,764       614,802              -                -       13,459,566
    Accounts receivable, net         29,561,365    17,050,832                     (20,483,464)      26,128,733
    Other current liabilities        16,132,885     1,154,627              -                -       17,287,512
                                   ------------  ------------  -------------      -----------      ------------
            Total current assets     58,539,014    18,820,261                     (20,483,464)      56,875,811
    Property and equipment, net     446,964,891     8,080,300              -                -      455,045,191
    Other non-current assets         23,548,421     1,243,774              -       (5,234,736)      19,557,459
                                   ------------  ------------  -------------      -----------      ------------
                                   $529,052,326    28,144,335              -      (25,718,200)     531,478,461
                                   ------------  ------------  -------------      -----------      ------------
                                   ------------  ------------  -------------      -----------      ------------
Liabilities and Stockholders'
Equity
Current liabilities:
    Notes payable                  $ 81,813,184             -               -               -       81,813,184
    Current portion of capital
    leasing                          14,242,056             -               -               -       14,242,056
    Accounts payable                 41,691,399     4,187,606               -     (20,483,464)      25,395,541
    Other current liabilities        16,047,376     3,036,241               -               -       19,083,617
                                   ------------  ------------  -------------      -----------      ------------
            Total current
            liabilities             153,794,015     7,223,847               -     (20,483,464)      140,534,398
    Other non-current liabilities   225,389,484    15,685,752               -               -       241,075,236
                                   ------------  ------------  -------------      -----------      ------------
            Total liabilities       379,183,499    22,909,599               -     (20,483,464)      381,609,634
   Stockholders' equity:            149,868,827     5,234,736               -      (5,234,736)      149,868,827
                                   ------------  ------------  -------------      -----------      ------------
                                   $529,052,326    28,144,335               -     (25,718,200)      531,478,461
                                   ------------  ------------  -------------      -----------      ------------
                                   ------------  ------------  -------------      -----------      ------------







        BALANCE SHEET DATA AT DECEMBER 31, 2000:



                                                                     OTHERS     CONSOLIDATION AND
                                   TRICOM, S.A.   SUBSIDIARIES    SUBSIDIARIES      ELIMINATION         TOTAL
                                    PARENT CO.     GUARANTORS    NO GUARANTORS      ADJUSTMENTS      CONSOLIDATED
                                  ------------   ------------   --------------  ------------------   ------------
ASSETS

Current assets:
    Cash and cash equivalents     $ 17,241,951        919,185          38,416                 -       18,199,552
    Accounts receivable, net        42,620,337     13,590,450      25,870,144       (49,954,179)      32,126,752

   Other current assets             17,049,765      1,239,867               -                 -       18,289,632
                                  ------------   ------------   -------------  ------------------   ------------
            Total current assets    76,912,053     15,749,502      25,908,560       (49,954,179)      68,615,936

    Property and equipment, net    557,465,684     26,726,431       2,031,785                 -      586,223,900
    Other non-current assets        58,932,766      2,765,051       6,442,682       (40,540,476)      27,600,023





                                  ------------   ------------   -------------  ------------------   ------------
                                  $693,310,503     45,240,984      34,383,027       (90,494,655)     682,439,859
                                  ------------   ------------   -------------  ------------------   ------------
                                  ------------   ------------   -------------  ------------------   ------------

LIABILITIES AND STOCKHOLDERS'
EQUITY

Current liabilities:
    Notes payable                 $116,756,416              -               -                 -      116,756,416

    Current portion of capital
    leasing                          5,308,310              -               -                 -        5,308,310
    Accounts payable                68,895,750     18,692,598         190,801       (49,954,179)      37,824,970

    Other current liabilities       29,800,403      4,225,269               -                         34,025,672
                                  ------------   ------------   -------------  ------------------   ------------
            Total current
            liabilities            220,760,879     22,917,867         190,801       (49,954,179)     193,915,368
    Other non-current liabilities  261,753,451     15,974,867 -             -                        277,728,318
                                  ------------   ------------   -------------  ------------------   ------------
            Total liabilities      482,514,330     38,892,734         190,801       (49,954,179)     471,643,686

    Stockholders' equity           210,796,173      6,348,250      34,192,226       (40,540,476)     210,796,173
                                  ------------   ------------   -------------  ------------------   ------------
                                  $693,310,503     45,240,984      34,383,027       (90,494,655)     682,439,859
                                  ------------   ------------   -------------  ------------------   ------------
                                  ------------   ------------   -------------  ------------------   ------------



        STATEMENTS OF OPERATIONS DATA FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                     OTHERS     CONSOLIDATION AND
                                   TRICOM, S.A.   SUBSIDIARIES    SUBSIDIARIES      ELIMINATION          TOTAL
                                    PARENT CO.     GUARANTORS    NO GUARANTORS      ADJUSTMENTS      CONSOLIDATED
                                   -------------  ------------   -------------  -----------------    ------------
    Operating revenues             $116,270,423     27,919,654              -      (18,688,685)      125,501,392
    Operating costs                 (85,850,736)   (28,861,720)             -       18,688,685       (96,023,771)
                                   -------------  ------------   -------------  -----------------    ------------
      Operating income               30,419,687       (942,066)             -                -        29,477,621

    Other income (expenses), net    (12,514,098)        21,685              -          568,690       (11,923,723)
                                   -------------  ------------   -------------  -----------------    ------------

    Earnings before income taxes     17,905,589       (920,381)             -          568,690        17,553,898
Income taxes                                  -        351,691              -                -           351,691
                                   -------------  ------------   -------------  -----------------    ------------
   Net earning (loss)              $ 17,905,589       (568,690)             -          568,690        17,905,589
                                   -------------  ------------   -------------  -----------------    ------------
                                   -------------  ------------   -------------  -----------------    ------------



        STATEMENTS OF OPERATIONS DATA FOR THE YEAR ENDED DECEMBER 31, 1999:



                                                                               OTHERS     CONSOLIDATION AND
                                             TRICOM, S.A.   SUBSIDIARIES   SUBSIDIARIES      ELIMINATION         TOTAL
                                              PARENT CO.     GUARANTORS    NO GUARANTORS     ADJUSTMENTS      CONSOLIDATED
                                            --------------  ------------   -------------  -----------------   ------------
   Operating revenues                       $ 155,895,506     36,179,982             -         (21,256,547)    170,818,941
   Operating costs                           (115,133,014)   (35,480,394)            -          21,256,547    (129,356,861)
                                            --------------  ------------   -------------  -----------------   ------------
   Operating income                            40,762,492        699,588             -                   -      41,462,080
   Other expenses, net                        (18,608,256)      (868,817)            -             310,889     (19,166,184)
                                            --------------  ------------   -------------  -----------------   ------------

Earnings before income taxes and
   Cumulative effect of accounting
   Change                                      22,154,236       (169,229)            -             310,889      22,295,896
Income taxes                                            -       (141,660)            -                   -        (141,660)
                                            --------------  ------------   -------------  -----------------   ------------

Earnings(loss) before cumulative effect





   of accounting change                        22,154,236       (310,889)            -             310,889      22,154,236
Cumulative effect of accounting change in
   Organizations costs                           (119,711)             -             -                   -        (119,711)
                                            --------------  ------------   -------------  -----------------   ------------
Net earning (loss)                          $  22,034,525       (310,889)            -             310,889      22,034,525
                                            --------------  ------------   -------------  -----------------   ------------
                                            --------------  ------------   -------------  -----------------   ------------



        STATEMENTS OF OPERATIONS DATA FOR THE YEAR ENDED DECEMBER 31, 2000:



                                                TRICOM,                      OTHER      CONSOLIDATION AND
                                                 S.A.      SUBSIDIARIES   SUBSIDIARIES    ELIMINATION         TOTAL
                                               PARENT CO.   GUARANTORS   NO GUARANTORS     ADJUSTMENTS     CONSOLIDATED
                                           --------------  ------------  -------------  -----------------  ------------
    Operating revenues                     $ 188,897,636    65,697,691             -       (30,297,672)     224,297,655
    Operating costs                         (150,954,070)  (62,537,158)      (82,214)       30,297,672     (183,275,770)
                                           --------------  ------------  -------------  -----------------  ------------
    Operating income                          37,943,566     3,160,533       (82,214)                -       41,021,885

    Other expenses, net                      (28,716,402)   (1,458,642)      185,241        (1,216,541)     (31,206,344)
                                           --------------  ------------  -------------  -----------------  ------------

   Earnings before income taxes
      and cumulative effect of accounting
      Change                                   9,227,164     1,701,891       103,027        (1,216,541)       9,815,541

   Income taxes                                        -      (588,377)            -                 -         (588,377)
                                           --------------  ------------  -------------  -----------------  ------------

   Earnings before cumulative
       effect of accounting change             9,227,164     1,113,514       103,027        (1,216,541)       9,227,164

   Cumulative effect of change in
      accounting for installations
      and activation revenues                (16,452,799)            -             -                 -      (16,452,799)
                                           --------------  ------------  -------------  -----------------  ------------
   Net earning (loss)                      $  (7,225,635)    1,113,514       103,027        (1,216,541)      (7,225,635)
                                           --------------  ------------  -------------  -----------------  ------------
                                           --------------  ------------  -------------  -----------------  ------------



        CASH FLOW DATA FOR THE YEAR ENDED DECEMBER 31, 1998:



                                                                                       OTHERS     CONSOLIDATION AND
                                                      TRICOM, S.A.   SUBSIDIARIES  SUBSIDIARIES      ELIMINATION         TOTAL
                                                       PARENT CO.     GUARANTORS   NO GUARANTORS     ADJUSTMENTS     CONSOLIDATED
                                                     --------------  ------------  -------------  -----------------  ------------
Net cash provided by  operating activities
                                                     $  26,828,900       83,061             -                  -       26,911,961
Net cash used in investing activities                 (120,928,618)  (3,241,348)            -          2,999,000     (121,170,966)
Net cash provided by financing activities              104,065,263    2,999,000             -         (2,999,000)     104,065,263
Effect in exchange rate changes on cash                   (161,441)          88             -                  -         (161,353)
                                                     --------------  ------------  -------------  -----------------  ------------
Net increase (decrease) in cash and cash equivalents     9,804,104     (159,199)            -                  -        9,644,905
Cash and cash equivalents at beginning of the year       5,310,138      422,367             -                  -        5,732,505
                                                     --------------  ------------  -------------  -----------------  ------------
Cash and cash equivalents at the end of the year     $  15,114,242      263,168             -                  -       15,377,410
                                                     --------------  ------------  -------------  -----------------  ------------
                                                     --------------  ------------  -------------  -----------------  ------------



        CASH FLOW DATA FOR THE YEAR ENDED DECEMBER 31, 1999:



                                                                                        OTHERS     CONSOLIDATION AND
                                                      TRICOM, S.A.   SUBSIDIARIES    SUBSIDIARIES      ELIMINATION       TOTAL
                                                       PARENT CO.     GUARANTORS    NO GUARANTORS      ADJUSTMENTS    CONSOLIDATED
                                                      ------------   ------------   -------------  -----------------  ------------
                                     F-26




Net cash provided by (used in) operating activities   $ 38,455,777    (6,929,619)             -                -       31,526,158
Net cash used in investing activities                  (62,214,283)   (2,145,814)             -                -      (64,360,097)
Net cash provided by financing activities               21,539,440     9,427,032              -                -       30,966,472
Effect in exchange rate changes on cash                    (50,412)           35              -                -          (50,377)
                                                      ------------   ------------   -------------  -----------------  ------------
Net increase (decrease) in cash and cash equivalents    (2,269,478)      351,634              -                -       (1,917,844)
Cash and cash equivalents at beginning of the year      15,114,242       263,168              -                -       15,377,410
                                                      ------------   ------------   -------------  -----------------  ------------
Cash and cash equivalents at the end of the year      $ 12,844,764       614,802              -                -       13,459,566
                                                      ------------   ------------   -------------  -----------------  ------------
                                                      ------------   ------------   -------------  -----------------  ------------




        CASH FLOW DATA FOR THE YEAR ENDED DECEMBER 31, 2000:



                                                                                      OTHERS       CONSOLIDATION AND
                                                        TRICOM, S.A.  SUBSIDIARIES  SUBSIDIARIES      ELIMINATION         TOTAL
                                                         PARENT CO.    GUARANTORS   NO GUARANTORS     ADJUSTMENTS      CONSOLIDATED
                                                       -------------  ------------  -------------  -----------------   ------------
Net cash provided by (used in) operating activities    $  54,506,114   20,042,719   (32,209,799)              -         42,339,034
Net cash used in investing activities                   (161,904,855) (19,738,336)   (2,031,785)     34,280,000       (149,394,976)
Net cash provided by financing activities                111,795,928            -    34,280,000     (34,280,000)       111,795,928
                                                       -------------  ------------  -------------  -----------------   ------------
Net increase in cash and cash equivalents                  4,397,187      304,383        38,416               -          4,739,986
Cash and cash equivalents at beginning of the year        12,844,764      614,802             -               -         13,459,566
                                                       -------------  ------------  -------------  -----------------   ------------
Cash and cash equivalents at the end of the year       $  17,241,951      919,185        38,416               -         18,199,552
                                                       -------------  ------------  -------------  -----------------   ------------
                                                       -------------  ------------  -------------  -----------------   ------------

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

16      EXPENSE IN LIEU OF INCOME TAXES


In accordance with the terms of the Concession Agreement signed with the Dominican Government, as revised on February 20, 1996 TRICOM, S.A. had an exemption from income tax but had to pay a fixed tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international settlement revenues. This tax will never be less than RD$18,000,000 ($1,078,500) annually.


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

17      INCOME TAX

The Company is subject to income taxes in the United States. The components of income taxes follow:


                                                   1998               1999             2000
                                                   ----               ----             ----
Current tax provision                       $              -        (108,000)         (96,487)
Deferred tax                                         351,691         (33,660)        (491,890)
                                            ----------------        ---------        ---------
                                            $        351,691        (141,660)        (588,377)
                                            ================        =========        =========

The provision for current income taxes is composed of the following:

  Federal - Alternative minimum tax         $              -         (71,701)         (96,487)
  State income tax, net of federal benefit                 -         (36,299)                -
                                            ----------------        ---------        ---------

                                            $              -        (108,000)          (96,487)
                                            ================        =========        =========

The components of deferred income taxes in the United States follow:


Deferred revenues                           $        483,011          737,410          211,304
Net operating loss carry forward                     209,001           45,856          195,064
Tax credit carry forward                                   -          100,825          132,961
Other                                                 43,361           65,099          261,679
                                            ----------------        ---------        ---------
                                                     735,373          949,190          801,008

Deferred tax liabilities - property and
equipment                                            383,682          631,159          974,867
                                            ----------------        ---------        ---------

                                            $        351,691          318,031        (173,859)
                                            ================        =========        =========


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

18      PENSION BENEFITS


Beginning September 1, 2000, AFP Siembra, S.A. a related pension management company, has managed the Company's pension plan as individual defined contribution accounts (similar to the United States 401K plan). The plan management company maintains the investments on behalf of the plan participants and reports changes in the value of the individual accounts on a unit investment system. Under this arrangement, the Company contributes 5% of the employee's salary and the employee contributes 4%. Since September 1, 2000, the Company's expense for this plan was approximately $207,000, and is included as part of general and administrative expenses in the accompanying consolidated statements of operations.


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


Prior to September 1, 2000, substantially all of the employees of the Company were included in a defined benefit plan that was established by Grupo Financiero. The benefits were based on the years of service and the employees' compensation during the last years before retirement. This plan was administered by the Plan de Pensiones y Jubilaciones del Grupo Financiero Nacional, S.A.


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

The following summarizes pension obligation information and estimated plan asset information for the Company individually, which were administered by the Plan de Pensiones as of November 30, 1999 is as follows:


CHANGES IN BENEFIT OBLIGATION
Benefit obligation at beginning of year        $     2,234,367
Change in exchange rate                                (61,253)
                                               ---------------
Benefit obligation at beginning of year, as
adjusted                                             2,173,114
Service cost                                           940,622
Interest cost                                          186,824
Actuarial gain                                         271,744
Benefits paid                                          (88,392)
Adjustments                                             72,260
                                               ---------------
Benefit obligation at end of year                    3,556,172
                                               ---------------

CHANGES IN PLAN ASSETS
Fair value of plan assets at beginning (a)           2,513,478
Change in exchange rate                                (68,906)
                                               ---------------
Fair value of plan assets at beginning of
year, adjusted                                       2,444,572
Actual return in plan assets                           419,038
Employer contribution                                  586,887
Plan participants' contributions                       359,072
Benefits paid                                          (88,392)
Expenses and other adjustments                         (65,001)
                                               ---------------
Fair value of plan assets at end of year (a)         3,656,176
                                               ---------------

Funded status of the plan                      $       100,004
                                               ===============
RATE ASSUMPTIONS
Discount rates                                           6.00%
Rate of return on plan assets                           14.39%
                                               ===============


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


         Year                                 Amount
         ----                                 ------
         2001                           $     2,598,151
         2002                                 2,651,370
         2003                                 2,740,499
         2004                                 2,864,819
         2005 and future                     12,374,241
                                        ===============


LEGAL PROCEEDINGS

In August 1999, a Dominican company and two individual plaintiffs sued the Company before Dominican courts for alleged losses and damages of up to approximately RD$200,000,000 (approximately $12,000,000) resulting from the imprisonment by Dominican authorities of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that the Company instigated following an irregular increase in telephonic traffic at a certain telephone number. The case is pending decision from the Judge. After consulting with legal counsel, the Company believes that this matter will not have a material adverse effect on results of operations or financial position.

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


                                                  1999              2000
                                                  ----              ----
Net earnings (loss) - as reported           $    22,034,525      (7,225,635)
Net earnings (loss) - proforma                   21,648,100      (7,929,562)
                                            ===============      ===========
Net earnings (loss) per share:
As reported - basic and diluted                        0.89           (0.26)
                                            ===============      ===========
Pro-forma - basic and diluted                          0.87           (0.28)
                                            ===============      ===========



                                                                 Weighted
                                                                 Average
                                                                 Exercise
                                                    Options       Price
                                                   --------      --------
Balance, December 31, 1997                                -           -
Granted                                             477,664       12.95
                                                   --------       -----



Balance, December 31, 1998                          477,664            12.95
Granted (a)                                         251,420             8.06
Cancelled (a)                                      (415,664)           13.00
                                                   --------            -----
Balance, December 31, 1999                          313,420             8.96
Granted                                             207,245            20.45
Surrendered                                          (1,035)            8.06
                                                   --------            -----

Balance, December 31, 2000                          519,630            13.53
                                                   ========            =====


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

Exercise prices of options outstanding as of December 31, 2000 ranged from $6.63 to $23.75. The following table provides certain information with respect to stock options outstanding at December 31, 2000:


                                                                     Weighted
                                                   Stock             Average         Weighted Average
                                                  options            Exercise           Remaining
Range of exercise prices                        outstanding           Price          Contractual Life
------------------------                        -----------          --------        ----------------
Under $7.00                                           4,000             6.63               7.92
$7.00 - $10.00                                      251,815             8.05               7.48
$10.01 - $13.00                                      62,435            12.88               7.52
$13.01 - $16.00                                      72,420            15.51               9.65
$16.01 - $19.00                                           -              -                  -
$19.01 - $22.00                                       5,000            20.90               9.25
$22.00 - $23.75                                     123,960            23.75               9.25
                                                    -------            -----               ----

                                                    519,630            13.53               8.23
                                                    =======            =====               ====


The weighted-average fair value at date of grant for options granted during 1999 and 2000 were $8.06 and $20.45, respectively and was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions.


                                                       1999             2000
                                                       ----             ----
Expected life in years                                 7.50             7.50
Interest rate                                          6.33             5.10
Volatility                                            73.22            79.94
Expected dividends                                        -                -
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


23      QUARTERLY FINANCIAL DATA (UNAUDITED)


The following tables contain selected unaudited consolidated quarterly financial data for the Company:

                                                                               1999
                                              -------------------------------------------------------------------
                                              FIRST QUARTER       SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                              -------------       --------------   -------------   --------------
Total operating revenues                   $       34,823,199        40,901,880      44,968,825       50,125,037

Operating costs, including depreciation
charges of $4,494,884; $5,141,925;
$5,158,482 and $6,042,189 for each
quarter, respectively                              26,495,328        32,149,080      32,719,085       37,993,368
                                              ---------------     --------------   -------------   --------------
  Operating income                                  8,327,871         8,752,800      12,249,740       12,131,669

Other expenses, net                                (3,745,609)       (3,547,369)     (6,534,080)      (5,339,126)
                                              ---------------     --------------   -------------   --------------
Earnings before income taxes and
cumulative effect of accounting change              4,582,262         5,205,431       5,715,660        6,792,543

Income tax benefit (expense)                           56,203                 -               -         (197,863)
                                              ---------------     --------------   -------------   --------------
Earnings before cumulative effect of
accounting change                                   4,638,465         5,205,431       5,715,660        6,594,680

Cumulative effect of accounting change
for organization expenses                                   -                 -               -         (119,711)
                                              ---------------     --------------   -------------   --------------
Net earnings                               $        4,638,465         5,205,431       5,715,660        6,474,969
                                              ---------------     --------------   -------------   --------------
                                              ---------------     --------------   -------------   --------------
Earnings per share                         $             0.19              0.21            0.23             0.26
                                              ---------------     --------------   -------------   --------------
                                              ---------------     --------------   -------------   --------------
Number of common shares used in
calculation                                        24,844,544        24,844,544      24,844,544       24,844,544
                                              ---------------     --------------   -------------   --------------
                                              ---------------     --------------   -------------   --------------

                                                                               2000
                                              -------------------------------------------------------------------
                                              FIRST QUARTER       SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                              -------------       --------------   -------------   --------------
Total operating revenues                   $       50,229,735        53,081,404      57,919,395       63,067,121

Operating costs, including depreciation
charges of $7,552,734; $8,390,173;
$9,168,662 and $11,053,710 for each
quarter, respectively                              39,401,870        44,406,622      47,125,015       52,342,263
                                              --------------      --------------   -------------   --------------
  Operating income                                 10,827,865         8,674,782      10,794,380       10,724,858

Other expenses, net                                (8,172,126)       (6,818,441)     (7,297,368)      (8,918,409)
                                              --------------      --------------   -------------   --------------



Earnings before income taxes and
cumulative effect of accounting change              2,655,739         1,856,341       3,497,012        1,806,449

Income tax benefit (expense)                         (130,250)         (140,568)       (160,210)        (157,349)
                                              --------------      --------------   -------------   --------------
Earnings before cumulative effect of
accounting change                                   2,525,489         1,715,773       3,336,802        1,649,100

Cumulative effect of accounting change
for installation and activation revenues          (16,452,799)                -               -                -
                                              --------------      --------------   -------------   --------------
Net earnings                                $     (13,927,310)        1,715,773       3,336,802        1,649,100
                                              --------------      --------------   -------------   --------------
                                              --------------      --------------   -------------   --------------
Earnings per share                         $           (0.56)              0.06            0.12             0.06
                                              --------------      --------------   -------------   --------------
                                              --------------      --------------   -------------   --------------
Number of common shares used in
calculation                                       24,844,544         28,361,028      28,844,544       28,844,544
                                              --------------      --------------   -------------   --------------
                                              --------------      --------------   -------------   --------------



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


The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.



The segments and a description of their business is as follows: Wireline which includes local access lines. Cellular which includes prepaid and postpaid mobile communication products and services. International which includes long distance carrier services and Other which includes services such as paging, internet, local prepaid calling cards and customers contact services.



        Following is a tabulation of business segment information for each of the past three years..


GEOGRAPHIC


                                                                            1998
                                            ----------------------------------------------------------------------
                                                                  DOMINICAN
                                            UNITED STATES          REPUBLIC         ELIMINATIONS      CONSOLIDATED
                                            -------------         ---------         ------------      ------------
International settlement revenues        $      24,208,283          44,812,490      (18,688,685)         50,332,088
Other                                            2,857,215          72,312,089                 -         75,169,304
                                            --------------        ------------      ------------      -------------
  Total operating revenues                      27,065,498         117,124,579      (18,688,685)        125,501,392

  Operating costs                               27,818,364          86,894,092      (18,688,685)         96,023,771
                                            --------------        ------------      ------------      -------------
Operating income (loss)                  $        (752,866)         30,230,487                 -         29,477,621
                                            --------------        ------------      ------------      -------------
                                            --------------        ------------      ------------      -------------
Identifiable assets                      $       8,603,748         436,763,531         (552,676)        444,814,603
                                            --------------        ------------      ------------      -------------
                                            --------------        ------------      ------------      -------------

                                                                               1999
                                             ----------------------------------------------------------------------
                                             UNITED STATES       DOMINICAN REPUBLIC   ELIMINATIONS     CONSOLIDATED
                                             -------------       ------------------   ------------     ------------
International settlement revenues          $     35,510,406             46,338,275    (21,256,547)       60,592,134
Other                                               490,836            109,735,971               -      110,226,807
                                             --------------      ------------------   ------------     ------------
  Total operating revenues                       36,001,242            156,074,246    (21,256,547)      170,818,941

  Operating costs                                35,007,605            115,605,803    (21,256,547)      129,356,861
                                             --------------      ------------------   ------------     ------------




Operating income (loss)                    $        993,637             40,468,443               -       41,462,080
                                             --------------      ------------------   ------------     ------------
                                             --------------      ------------------   ------------     ------------
Identifiable assets                        $     25,525,617            514,417,693     (8,464,849)      531,478,461
                                             --------------      ------------------   ------------     ------------
                                             --------------      ------------------   ------------     ------------


                                                                             2000
                                          -------------------------------------------------------------------------
                                          UNITED           DOMINICAN
                                          STATES            REPUBLIC         OTHER      ELIMINATIONS   CONSOLIDATED
                                          ------           ---------         -----      ------------   ------------
International settlement revenues    $   65,667,150          48,817,572            -    (30,297,672)     84,187,050
Other                                        29,768         140,080,837            -               -    140,110,605
                                         ----------         -----------   ----------    ------------   ------------
  Total operating revenues               65,696,918         188,898,409            -    (30,297,672)    224,297,655
                                                                                                                  -
  Operating costs                        62,056,005         151,435,223       82,214    (30,297,672)    183,275,770
                                         ----------         -----------   ----------    ------------   ------------
Operating income (loss)              $    3,640,913          37,463,186     (82,214)               -     41,021,885
                                         ----------         -----------   ----------    ------------   ------------
                                         ----------         -----------   ----------    ------------   ------------
                                                                                                                  -
Identifiable assets                  $   38,107,771         697,291,056   34,383,027    (87,341,995)    682,439,859
                                         ----------         -----------   ----------    ------------   ------------
                                         ----------         -----------   ----------    ------------   ------------



PRODUCTS AND SERVICES




                                                                     1998
                         ------------------------------------------------------------------------------------------
                                                                                      ELIMINATION
                         WIRELINE         CELLULAR     INTERNATIONAL     OTHERS(A)    (B)              CONSOLIDATED
                         --------         --------     -------------     ---------    -----------      ------------
Revenue              $   35,658,595      26,604,945      69,020,773      12,905,764    (18,688,685)     125,501,392
                         ---------       ----------    ------------      ----------    -----------      ------------
                         ---------       ----------    ------------      ----------    -----------      ------------
Operational income        8,943,886       9,069,722      10,221,879       1,242,134              -       29,477,621
                         ---------       ----------    ------------      ----------    -----------      ------------
                         ---------       ----------    ------------      ----------    -----------      ------------
Proforma
operational income
assuming the
change in
accounting
principle for
installation and
activation
retroactively             3,424,771       7,732,794      10,221,879       1,242,134              -       22,621,578
                         ---------       ----------    ------------      ----------    -----------      ------------
                         ---------       ----------    ------------      ----------    -----------      ------------
Identifiable assets      88,372,739      66,747,297      22,510,041     267,184,526              -      444,814,603
                         ---------       ----------    ------------      ----------    -----------      ------------
                         ---------       ----------    ------------      ----------    -----------      ------------
Depreciation                                                                                     -
expense                   7,924,465       3,222,774       1,509,691       1,965,230                      14,622,160
                         ---------       ----------    ------------      ----------    -----------      ------------
                         ---------       ----------    ------------      ----------    -----------      ------------
Capital                                                                                          -
expenditures         $   69,663,693      31,777,625       6,980,783      33,678,911                     142,101,012
                         ---------       ----------    ------------      ----------    -----------      ------------
                         ---------       ----------    ------------      ----------    -----------      ------------




                                                                     1999
                          ------------------------------------------------------------------------------------------
                          WIRELINE         CELLULAR    INTERNATIONAL     OTHERS(A)     ELIMINATION(B)   CONSOLIDATED
                          --------         --------    -------------     ---------     --------------   ------------
Revenue              $    62,572,264      35,346,554     81,848,681      12,307,989     (21,256,547)    170,818,941
                          ----------      ----------   -------------     ----------    --------------   ------------
                          ----------      ----------   -------------     ----------    --------------   ------------
Operational income        21,085,005       9,846,875     10,185,960         344,240                -     41,462,080
                          ----------      ----------   -------------     ----------    --------------   ------------
                          ----------      ----------   -------------     ----------    --------------   ------------
Proforma
operational income
assuming the
change for
accounting
principle in
installation and
activation
retroactively             17,193,219       8,768,309     10,185,960         344,240                -     36,491,728
                          ----------      ----------   -------------     ----------    --------------   ------------
                          ----------      ----------   -------------     ----------    --------------   ------------
Identifiable assets      177,806,707     110,876,334     25,590,381     217,205,039                -    531,478,461
                          ----------      ----------   -------------     ----------    --------------   ------------
                          ----------      ----------   -------------     ----------    --------------   ------------
Depreciation                                                                                       -
expense                   11,080,231       5,605,645      2,928,174       1,223,430                      20,837,480
                          ----------      ----------   -------------     ----------    --------------   ------------
                          ----------      ----------   -------------     ----------    --------------   ------------
Capital                                                                                            -
expenditures         $    79,065,923      42,573,958      7,602,493      16,183,849                     145,426,223
                          ----------      ----------   -------------     ----------    --------------   ------------
                          ----------      ----------   -------------     ----------    --------------   ------------



                                                                     2000
                          ------------------------------------------------------------------------------------------
                          WIRELINE        CELLULAR      INTERNATIONAL    OTHERS(A)    ELIMINATION(B)    CONSOLIDATED
                          --------        --------      -------------    ---------    --------------    ------------
Revenue              $     83,491,208     42,450,018     114,484,722     14,169,379    (30,297,672)     224,297,655
                           ----------     ----------     -----------     ----------   -------------     -----------
                           ----------     ----------     -----------     ----------   -------------     -----------
Operational income         22,558,963     12,273,329       2,932,170      3,257,423               -      41,021,885
                           ----------     ----------     -----------     ----------   -------------     -----------
                           ----------     ----------     -----------     ----------   -------------     -----------
Identifiable assets       155,520,757    267,580,351      38,341,447    220,997,304               -     682,439,859
                           ----------     ----------     -----------     ----------   -------------     -----------
                           ----------     ----------     -----------     ----------   -------------     -----------
Depreciation                                                                                      -
expense                    24,425,105      7,870,113       1,953,356      1,916,705                      36,165,279
                           ----------     ----------     -----------     ----------   -------------     -----------
                           ----------     ----------     -----------     ----------   -------------     -----------




Capital
expenditures         $     42,975,001     90,751,943       9,476,159     25,710,325               -     168,913,428
                           ----------     ----------     -----------     --------     -------------     -----------
                           ----------     ----------     -----------     --------     -------------     -----------




             (a)Other (identifiable assets) include administrative/corporate assets which are not revenue-generating. Also includes construction in process and communication equipment pending installation, which at December 31, had not been placed in service and were not specifically associated with any business segment. Other remaining assets do not meet any quantifiable test for determining reportable segments.



             (b)Corresponds to elimination of the gross revenues between subsidiaries and the Parent Company in international revenues.



25      NEW ACCOUNTING STANDARDS


In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). As amended, the statement becomes effective for fiscal years beginning after June 15, 2000 and will not be applied retroactively. The statement establishes accounting and reporting standards for derivative instruments and hedging activity. The Company has determined that this statement will not have any effect on its financial position or results of operations.



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

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing Form 20-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRICOM, S.A.




Dated: October 8, 2001               By:  /s/ Carl H. Carlson
                                          -------------------------------------
                                          Carl H. Carlson,
                                          Executive Vice President and
                                          Member of the Office of the President