Form 20-F/A
period 2000-12-31
TRICOM SA
filed 2001-11-21
CIK 1052124

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

                             Commission file number: 1-14816

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


                                                                         YEAR ENDED DECEMBER 31,
                                                      1996            1997           1998        1999          2000
                                                                            (IN THOUSANDS)(1)
STATEMENTS OF OPERATIONS DATA:

  Operating revenues:
  Toll                                         $        13,108        15,511        17,645      23,118        28,666
  International                                         42,069        39,432        50,332      60,592        84,187
  Local service                                          1,770         6,412        12,942      33,859        54,771
  Cellular and PCS                                      11,011        13,073        20,364      26,474        35,796
  Paging                                                 5,170         5,079         4,528       2,696         1,704
  Sale of equipment                                      3,969         5,502         4,115       7,690         5,263
  Installation and activation fees                       1,943         5,071        12,937      15,502        13,749
  Other                                                     24            21         2,640         889           162

  Total operating revenues                              79,064        90,102       125,501     170,819       224,298

  Operating costs:
  Satellite connections and carrier
    (excluding network depreciation expense
     of $5,797, $7,433, $11,382, $15,983 and
     $29,342 in 1996, 1997, 1998, 1999 and
     2000, respectively, included below)                30,172        31,271        32,309      43,688        68,608
  Network depreciation expense                           5,797         7,433        11,382      15,983        29,342
  Expense in lieu of income taxes(2)                     5,348         6,248         9,562      12,764        10,174
  General and administrative expenses,
     including non-network depreciation
     expense of $722, $1,956, $3,240, $4,855
     and $6,824, in 1996, 1997, 1998, 1999
     and 2000, respectively                             22,185        25,631        39,379      51,501        70,691
  Other                                                  1,021         3,659         3,391       5,421         4,462

  Total operating costs                                 64,523        74,242        96,024     129,357       183,276

  Operating income                                      14,540        15,860        29,478      41,462        41,022

  Other income (expenses):
  Interest expense, net                                (10,699)      (12,047)      (12,873)    (20,041)      (30,736)
  Foreign currency exchange gain (loss)                     23          (706)          104        (203)         (303)
  Gain on sale of land                                       -             -             -         898             -
  Gain on sale of equipment                                  -             -             -           -            30
  Other, net                                               233           (83)          845         179          (197)
  Other expenses, net                                  (10,443)      (12,836)      (11,924)    (19,166)      (31,206)

  Earnings before income taxes,
  extraordinary item and
  cumulative effect of accounting change                 4,098         3,023        17,554      22,296         9,816
  Income taxes                                               -             -           352        (142)         (588)
  Extraordinary item                                         -        (5,453)(3)         -           -             -
  Cumulative effect of accounting change:                    -             -             -           -             -
  Organization costs                                         -             -             -        (120)            -




  Installations and activations revenues                     -             -             -           -       (16,453)(4)
  Net earnings (loss)                          $         4,098        (2,430)       17,906      22,035        (7,226)

  Basic earnings per common share:
  Earnings before extraordinary item and
  cumulative effect of accounting change       $          0.41          0.17          0.78        0.89          0.33
  Extraordinary item                                         -         (0.31)(3)         -           -             -
  Cumulative effect of accounting change                     -             -             -           -         (0.59)(4)
  Net earnings (loss)                          $          0.41         (0.14)          0.78        0.89        (0.26)

  Average number of common shares outstanding            9,880        17,600        22,945      24,845        27,724

  BALANCE SHEET DATA:
  Cash and cash equivalents                    $         4,292         5,733        15,377        13,460        18,200
  Working capital (deficit)                            (43,586)        4,846       (19,600)      (83,659)     (125,299)
  Property, plant and equipment, net                   119,334       202,978       330,456       455,045       586,224
  Total assets                                         163,480       321,144       444,815       531,478       682,440
  Long-term debt and capital leases
  (excluding current portion)                           60,000       232,000       200,000       240,413(5)    276,744(5)
  Total indebtedness                                   128,677       242,755       279,257       336,468       398,809
  Shareholders' equity                                  24,523        42,093       127,561       149,869       210,796

  OTHER FINANCIAL DATA:
  Capital expenditures                         $        32,104        92,668       142,101       145,426(5)    168,913(5)
  Net cash provided (used) by operating
  activities                                            (2,908)       39,095        26,912        31,526        42,339
  Net cash used in investing activities                (32,440)     (168,636)     (121,171)      (64,360)     (149,395)
  Net cash provided by financing activities             35,419       132,059       104,065        30,966       111,796
  EBITDA(6)                                             26,407        31,497        53,662        75,063        87,681
  Ratio of EBITDA to net interest expense                 2.5x          2.6x          4.2x          3.7x          2.9x
  Ratio of total indebtedness to EBITDA                   4.9x          7.8x          5.2x          4.5x          4.5x

  OTHER OPERATING DATA:
  International minutes (in thousands)                 126,484       157,411       231,075       360,532       597,204
  Local access lines in service (at period
  end)                                                  17,071        43,195        80,616       118,926       148,312
  Mobile subscribers (at period end)                    16,136        41,107       108,532       176,080       284,991


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



         We compete primarily with Compania Dominicana de Telefonos C. por A., or Codetel, a wholly owned subsidiary of Verizon Communications Inc. Codetel has an established market presence, networks and resources substantially greater than ours. More than 80% of the Dominican Republic's local access line customers are customers of Codetel. The growth of our market share depends upon our ability to obtain customers in areas that currently are not served, or are underserved, by Codetel and to convince Codetel customers to either add, or switch to, the telephony services we offer. If Codetel implements significant price reductions for particular services we may be forced to reduce our rates in response in order to remain competitive. In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period. As a result we may not be able to maintain or increase our market share.



         THERE ARE NEW ENTRANTS IN THE DOMINICAN MARKETS, PARTICULARLY FOR WIRELESS SERVICES, WHICH COULD INCREASE COMPETITION FOR OUR SERVICES, REDUCE OUR MARKET SHARE OR INCREASE PRICE COMPETITION.



         The Dominican government has granted telecommunications concessions to a number of companies in the last several years. In 1999, France Telecom S.A. acquired a company which has a concession to provide telecommunication services. France Telecom has used the concession to offer wireless services. France Telecom's marketing efforts has included offering services at discounts. In January 2000, Centennial Communications Corp. acquired 70% of All America Cables and Radio, Inc., an integrated telecommunications provider. Centennial is attempting to expand All America's share of the Dominican market for cellular and PCS services. In the international long distance market, investment by U.S. telecommunications companies in Dominican markets could limit the number of U.S. carriers that would send a significant number of minutes to us or otherwise adversely affect our ability to generate international settlement revenues. As a result of these and other potential new entrants, we expect to face more competition in the Dominican telecommunications market in the future, which could adversely affect our ability to maintain our market share or require us to lower prices.

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



         If our concession agreement is presented to the Dominican Congress, it may not approve or validate those provisions of the concession agreement relating to the payment of taxes. If the provisions relating to the payment of taxes in our concession agreement were to be disapproved by the Dominican Congress, we believe that Dominican tax law would require the payment of a tax equal to 25% of our adjusted net income, but never less than 1.5% of gross revenues, payable in advance on a monthly basis, which is the current tax regime generally applicable to Dominican corporate taxpayers. For 2000, this would have resulted in our paying income taxes of $2.5 million compared to taxes in lieu of income taxes of $10.2 million. However, the calculation of taxes on the basis applicable to other Dominican corporations could result in our paying greater taxes than we would otherwise pay under the terms of our concession agreement.

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



         For example, in Panama, Cable & Wireless plc has temporary exclusivity over wireline services and only an affiliate of BellSouth and Cable &
Wireless are licensed to provide wireless services. These competitors, among others, may adversely affect our ability to develop our wireless business in Central America.

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

              depreciation of network equipment and leased terminal equipment;

              expenses in lieu of income tax; and


              general and administrative expenses, which include salaries and other compensation to personnel, non-network depreciation expenses maintenance expenses, marketing expenses and other related costs.



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

         GENERAL AND ADMINISTRATIVE. General and administrative expenses, including non-network depreciation expense, increased 37.3% to $70.7 million in 2000 from $51.5 million in 1999. The increase in the amount of general administrative expenses reflected the greater amount of commissions paid to wholesale distributors of prepaid cards as a result of higher revenues from sales of the cards and increased personnel costs due to a higher employee headcount. At December 31, 2000, we had 1,740 employees compared to 1,534 employees at December 31, 1999. As a percentage of total operating revenues, general and administrative expenses, including non-network depreciation expense, increased to 28.5% in 2000 compared to 27.3% in 1999.

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


                                                                SHARES             PERCENTAGE OF       PERCENTAGE OF
                                                             BENEFICIALLY       SHARES BENEFICIALLY    CLASS B SHARES
SHAREHOLDER                                                     OWNED                  OWNED         BENEFICIALLY OWNED
---------------------------------------------------------    -------------      -------------------  ------------------
Oleander Holdings, Inc.(1)...........................        11,486,726                 39.8                60.0
Manuel Arturo Pellerano Pena(2)......................        12,001,755                 41.6                60.0
Motorola, Inc........................................         7,657,818                 26.5                40.0
Orient Star Holdings LLC.............................         1,175,000(3)              12.1                 --
Prime 66 Partners, L.P...............................         1,174,000(4)              12.1                 --
WaterView Capital Management LLC.....................         1,500,000(5)              15.5                 --
Directors and executive officers as a group (16 persons)     12,098,697(6)              41.9                60.0

------------------------------------------------------------------------------------------------------------------------


         (1) Oleander Holdings, Inc., a Panamanian corporation, is a wholly owned subsidiary of GFN. GFN is controlled by Manuel Arturo Pellerano Pena, our Chairman of the Board of Directors and President, and members of his family.

         (2) Includes the 11,486,726 shares of Class B stock owned by Oleander Holdings, Inc. See note (1).

         (3) Inmobiliaria Carso, S.A. de C.V., as the sole member of Orient Star Holdings LLC, is deemed to beneficially own indirectly the ADSs owned directly by Orient Star Holdings LLC. Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim and Johanna Monique Slim Domit own all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V., and are deemed to beneficially own indirectly the ADSs deemed beneficially owned by Inmobiliaria Carso, S.A. de C.V. and directly owned by Orient Star Holdings LLC. This information is based on a
     Schedule 13-G dated November 6, 2000 and filed with the Securities and Exchange Commission.

         (4) P-66 Genpar, L.P., a Texas limited partnership, and P-66, Inc., a Texas corporation, as the two general partners of Prime 66 Partners, L.P., Carmel Land & Cattle Co., a Texas corporation, as the sole general partner of P-66 Genpar, L.P., and the Sid R. Bass Management Trust, a revocable Texas trust and the sole shareholder of P-66, Inc., may be deemed to be the beneficial owners of the shares of Class A common stock. In his capacity as the sole shareholder of Carmel Land & Cattle Co., William P. Hallman, Jr. may be deemed to be the beneficial owner of the shares. As Trustee of the Sid R. Bass Management Trust, Sid R. Bass may also be deemed the beneficial owner of the shares. This information is based on a Schedule 13G/A dated February 13, 2001 and filed with the Securities and Exchange Commission.

         (5) WaterView Capital Management LLC, a Delaware limited liability company, possesses sole power to vote and direct the disposition of all shares held by WaterView Partners, L.P., a Delaware limited partnership, which owns 958,500 shares, and of D&DF WaterView Partners, L.P., a Delaware limited partnership, which owns 41,500 shares. Georgica Advisors LLC, a Delaware limited liability company, is the holder of, and possesses sole power to vote and direct the disposition of, 500,000 shares. WaterView Capital Management LLC and Georgica Advisors LLC may act together, from time to time, with respect to the shares. Each of the entities discussed above is deemed to beneficially own 1,500,000 shares or 15.5% of the Class A Shares. This information is based on a Schedule 13-D dated November 15, 2000 and filed with the Securities and Exchange Commission.

         (6) Includes 11,486,720 shares of Class B stock that may be deemed to be beneficially owned by Mr. Pellerano, our Chairman of the Board of Directors and President, in his capacity as a controlling person of GFN. Does not include 313,420 shares of Class A common stock issuable upon exercise of options that are exercisable commencing in 2001 and through 2008.


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

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1999 and 2000............................................................................   F-7

Notes to Consolidated Financial Statements....................................................................   F-10


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

                          TRICOM, S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1998 AND 2000

                                                               1998               1999               2000
                                                               ----               ----               ----
Operating revenues (note 6):
  Toll  revenues                                       $     17,644,573         23,118,149         28,666,107
  International revenues                                     50,332,088         60,592,134         84,187,050
  Local service                                              12,941,983         33,858,620         54,770,706
  Cellular and PCS                                           20,363,647         26,473,985         35,796,234
  Paging                                                      4,527,579          2,695,531          1,703,963
  Sale of equipment                                           4,114,513          7,689,534          5,263,137
  Installation and activation fees                           12,936,817         15,501,847         13,748,906
  Other                                                       2,640,192            889,141            161,552
                                                       ----------------       ------------       ------------
    Total operating revenues                                125,501,392        170,818,941        224,297,655

Operating costs:
  Satellite connections and carrier (excluding
    network depreciation expense of $11,382,446,
    $15,982,827, and $29,341,705 in 1998, 1999
    and 2000, respectively, included below) (note 19)        32,308,880         43,687,794         68,607,640
  Network depreciation expense                               11,382,446         15,982,827         29,341,705
  Expense in lieu of income taxes (note 16)                   9,561,710         12,763,565         10,173,983
  General and administrative expenses, including
    non-network depreciation expense of $3,239,714,
    $4,854,653 and $6,823,574 in 1998, 1999 and
    2000, respectively (notes 6, 18, 19 and 22)              39,379,388         51,501,272         70,690,895
  Cost of equipment sold                                      2,249,268          3,988,446          2,911,386
  Other                                                       1,142,079          1,432,957          1,550,161
    Total operating costs                                    96,023,771        129,356,861        183,275,770

    Operating income                                         29,477,621         41,462,080         41,021,885

Other income (expenses):
  Interest expense (note 6)                                 (18,006,286)       (22,430,031)       (34,037,053)
  Interest income (note 6)                                    5,133,348          2,389,329          3,301,031
  Foreign currency exchange gain (loss)                         104,414           (202,724)          (303,078)
  Gain on sale of land (note 6)                                       -            897,833                  -
  Gain on sale of equipment                                           -                  -             29,874
  Other, net (note 6)                                           844,801            179,409           (197,118)
                                                       ----------------       ------------       ------------
    Other expenses, net                                     (11,923,723)       (19,166,184)       (31,206,344)
                                                       ----------------       ------------       ------------

Earnings before income taxes and cumulative effect
of accounting change                                         17,553,898         22,295,896          9,815,541

Income taxes (note 17)                                          351,691           (141,660)          (588,377)
                                                       ----------------       ------------       ------------

Earnings before cumulative effect of accounting
change                                                       17,905,589         22,154,236          9,227,164

Cumulative effect of change in accounting change:
  Organization costs (note 26)                                        -           (119,711)                 -
  Installations and activations revenues (note 12)                    -                  -        (16,452,799)
                                                       ----------------       ------------       ------------
    Net earnings (loss)                                $     17,905,589         22,034,525         (7,225,635)
                                                       ================       ============       ============

Earnings (loss) per common share - basic and diluted:
  Earnings before cumulative effect of accounting
change                                                             0.78               0.89               0.33
  Cumulative effect of change in accounting                           -                  -              (0.59)
                                                       ----------------       ------------       ------------
  Net earnings (loss) per common share - basic and
diluted                                                $           0.78               0.89              (0.26)
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


2.5     INVENTORIES

Inventories are valued at the lower of average cost or market. Items removed from inventories are valued at average cost.

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



        CASH FLOW DATA FOR THE YEAR ENDED DECEMBER 31, 1999:



                                                                                        OTHERS     CONSOLIDATION AND
                                                      TRICOM, S.A.   SUBSIDIARIES    SUBSIDIARIES      ELIMINATION       TOTAL
                                                       PARENT CO.     GUARANTORS    NO GUARANTORS      ADJUSTMENTS    CONSOLIDATED
                                                      ------------   ------------   -------------  -----------------  ------------
                                     F-25




Net cash provided by (used in) operating activities   $ 38,455,777    (6,929,619)             -                -       31,526,158
Net cash used in investing activities                  (62,214,283)   (2,145,814)             -                -      (64,360,097)
Net cash provided by financing activities               21,539,440     9,427,032              -                -       30,966,472
Effect in exchange rate changes on cash                    (50,412)           35              -                -          (50,377)
                                                      ------------   ------------   -------------  -----------------  ------------
Net increase (decrease) in cash and cash equivalents    (2,269,478)      351,634              -                -       (1,917,844)
Cash and cash equivalents at beginning of the year      15,114,242       263,168              -                -       15,377,410
                                                      ------------   ------------   -------------  -----------------  ------------
Cash and cash equivalents at the end of the year      $ 12,844,764       614,802              -                -       13,459,566
                                                      ------------   ------------   -------------  -----------------  ------------
                                                      ------------   ------------   -------------  -----------------  ------------




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