Form 20-F
period 2001-12-31
TRICOM SA
filed 2002-05-31
CIK 1052124

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 20-F

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
    SECURITIES EXCHANGE ACT OF 1934

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED:
                                DECEMBER 31, 2001

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                         Commission file number: 1-14816

                                [TRICOM(R) LOGO]

                                  TRICOM, S.A.
             (Exact name of Registrant as specified in its charter)

                               DOMINICAN REPUBLIC
                 (Jurisdiction of incorporation or organization)

         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)

           Securities registered pursuant to Section 12(b)of the Act.

                           AMERICAN DEPOSITARY SHARES
                 CLASS A COMMON STOCK, PAR VALUE RD$10 PER SHARE

           Securities registered pursuant to Section 12(g)of the Act.

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

 AT DECEMBER 31, 2001, THERE WERE 24,245,920 SHARES OF CLASS A COMMON STOCK AND
           19,144,544 SHARES OF CLASS B STOCK ISSUED AND OUTSTANDING.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes   X   No
                                     -----   -----
Indicate by check mark which financial statement item the Registrant has elected to follow:

                             Item 17      Item 18   X
                                    -----         -----

                                TABLE OF CONTENTS

                                                                                     PAGE
PART I.    .............................................................................2

 ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS*.......................2
 ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE*.....................................2
 ITEM 3.   KEY INFORMATION..............................................................3
 ITEM 4.   INFORMATION ON THE COMPANY..................................................17
 ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................45
 ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................57
 ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........................61
 ITEM 8.   FINANCIAL INFORMATION.......................................................66
 ITEM 9.   THE OFFER AND LISTING.......................................................69
 ITEM 10.  ADDITIONAL INFORMATION......................................................70
 ITEM 11.  QUANTATATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..................77
 ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES*.....................78

PART II.   ............................................................................78

 ITEM 13.  DEFAULTS, DIVIDED ARREARAGES AND DELINQUENCIES..............................78
 ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
           PROCEEDS*...................................................................78
 ITEM 15.  [RESERVED]..................................................................79
 ITEM 16.  [RESERVED]..................................................................79

PART III.  ............................................................................79

 ITEM 17.  FINANCIAL STATEMENTS**......................................................79
 ITEM 18.  FINANCIAL STATEMENTS........................................................79
 ITEM 19.  EXHIBITS....................................................................79

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

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997. See "Item 5. Operating and Financial Review and Prospects" and Note 2 of Notes to the audited consolidated financial statements of the Company at December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 (the "Consolidated Financial Statements"). Unless otherwise stated, Dominican peso amounts that appear in this Annual Report have been translated into United States dollars. At December 31, 2000 and 2001, the rates used by the Company to translate Dominican peso-denominated accounts at the year-end were RD$16.69 and RD$17.05, respectively.

     In this Annual Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Annual Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on December 31, 2001 was RD$17.03= US$1.00, the date of the most recent financial information included in this Annual Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On May 3, 2002, the Private Market Rate was RD$17.83= US$1.00.

FORWARD-LOOKING STATEMENTS

     The statements contained in this Annual Report, which are not historical facts, are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors:

     - the effect of our substantial indebtedness on our ability to fund expansion and out competitive position;

     - our ability to generate cash flow from operations to meet our debt service requirements;

     - our dependence on high interest short-term borrowings in the Dominican financial markets;

     - competition in Dominican markets for local, long distance and wireless services with multinational telecommunications providers;

     - litigation in the United States, the Dominican Republic and Panama initiated by competitors;

     -  declining rates for international long distance traffic;

     - our reliance in the U.S. long distance markets on resellers, many of which have been adversely affected by intensified competition;

     -  our inability to minimize credit risks;

     -  customer churn;

     -  rapid technological change;

     -  rejection of our concession agreement in the Dominican Republic;

     -  fraudulent or pirated use of our wireless and cable television services;

     -  our dependence on third parties for television programming;

     -  our vulnerability to viruses, hackers and other disruptions;

     -  the possible effect of interruptions in cable service;

     - our significant capital expenditure and working capital requirements and our need to finance such expenditures;

     -  our experience in operating a cable television business;

     - the effect of objections filed with Dominican regulatory authorities to our purchase of the cable television operations;

     -  concerns about health risks associated with wireless equipment;

     -  our inability to manage effectively our rapid expansion;

     - our inability to obtain licenses or concessions in markets outside the Dominican Republic;

     - the continued growth of the Dominican and Central American economies, demand for telecommunication services in the Dominican Republic and Central America and moderation of inflation; and

     - the continuation of a favorable political, economic and regulatory environment in each of the Dominican Republic and Central America.

PART I.

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

                                                                          YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------------------
                                                    1997           1998         1999           2000          2001
                                                ------------    ----------    ----------    ----------    ----------
                                                                           (IN THOUSANDS)(1)
STATEMENTS OF OPERATIONS DATA:
  Operating revenues:
    Toll....................................    $     15,511    $   17,645    $   23,118    $   28,666    $  29,018
    International...........................          39,432        50,332        60,592        84,187       82,024
    Local service...........................           6,412        11,863        33,299        51,310       71,687
    Data and Internet.......................               -         1,079           560         3,461        8,268
    Cellular and PCS........................          13,073        20,364        26,474        35,796       37,302
    Paging..................................           5,079         4,528         2,696         1,704        1,051
    Sale of equipment.......................           5,502         4,115         7,690         5,263        2,686
    Installation and activation fees........           5,071        12,937        15,502        13,749       14,348
    Cable revenues..........................               -             -             -             -        4,736
    Other...................................              21         2,640           889           162          919
                                                ------------    ----------    ----------    ----------    ----------
        Total operating revenues                      90,102       125,501       170,819       224,298      243,772
                                                ------------    ----------    ----------    ----------    ----------

  Operating costs:
    Satellite connections and carrier (excluding
      network depreciation expense of $7,433,
      $11,382, $15,983, $29,342 and $44,510 in
      1997,1998, 1999, 2000 and 2001,
      respectively, included below).........          31,271        32,309        43,688        68,608       68,337
    Programming cost........................               -             -             -             -        1,225
    Network depreciation expense............           7,433        11,382        15,983        29,342       44,510
    Expense in lieu of income taxes(2)......           6,248         9,562        12,764        10,174       12,646
    General and administrative expenses,
      including non-network depreciation
      expense of $1,956, $3,240, $4,855,
      $6,824 and $9,922, in 1997, 1998, 1999,
      2000 and 2001, respectively...........          25,631        39,379        51,501        70,691       98,755
    Cost of equipment sold..................           2,558         2,244         3,988         2,911        2,069
    Other...................................           1,101         1,148         1,433         1,550        1,746
                                                ------------    ----------    ----------    ----------    ----------
        Total operating costs                         74,242        96,024       129,357       183,276      229,289
                                                ------------    ----------    ----------    ----------    ----------

  Operating income:                                   15,860        29,478        41,462        41,022       14,484
                                                ------------    ----------    ----------    ----------    ----------

  Other income (expenses):
    Interest expense, net...................         (12,047)      (12,873)      (20,041)      (30,736)     (39,680)
    Foreign currency exchange gain (loss)...            (706)          104          (203)         (303)        (260)
    Gain on sale of land....................               -             -           898             -            -
    Gain on sale of equipment...............               -             -             -            30         (283)
    Other, net..............................             (83)          845           179          (197)       1,362
                                                ------------    ----------    ----------    ----------    ----------
        Other expenses, net.................         (12,836)      (11,924)      (19,166)      (31,206)     (38,861)

    Earnings before income taxes, extraordinary
      item and cumulative effect of accounting
      change................................           3,023        17,554        22,296         9,816      (24,378)
    Income taxes............................               -           352          (142)         (588)        (511)
    Minority interest.......................               -             -             -             -        1,775
    Extraordinary item......................          (5,453)(3)         -             -             -            -
    Cumulative effect of accounting change:.               -             -             -             -            -
      Organization costs....................               -             -          (120)            -            -
      Installations and activations revenues               -             -             -       (16,453)(4)        -
                                                ------------    ----------    ----------    ----------    ----------
        Net earnings (loss).................    $     (2,430)   $   17,906    $   22,035    $   (7,226)   $ (23,114)
                                                ============    ==========    ==========    ==========    ==========

                                                                         YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------------------
                                                    1997           1998          1999          2000           2001
                                                ------------    ----------    ----------    ----------     ----------
  Basic earnings per common share:
    Earnings before extraordinary item and
      cumulative effect of accounting change    $       0.17    $     0.78    $     0.89    $     0.33     $   (0.78)
    Extraordinary item......................           (0.31)(3)         -             -             -             -
    Cumulative effect of accounting change..               -             -             -         (0.59)(4)         -
    Net earnings (loss).....................    $      (0.14)   $     0.78    $     0.89    $    (0.26)    $   (0.78)

  Average number of common shares outstanding         17,600        22,945        24,845        27,724        29,571

                                                                            AT DECEMBER 31,
                                                --------------------------------------------------------------------
  BALANCE SHEET DATA:                               1997           1998          1999          2000          2001
                                                ------------    ----------    ----------    ----------    ----------
  Cash and cash equivalents...................  $      5,733    $   15,377    $   13,460    $   18,200    $  12,576
  Working capital (deficit)...................         4,846       (19,600)      (83,659)     (125,299)     187,271
  Property, plant and equipment, net..........       202,978       330,456       455,045       586,224      685,917
  Total assets                                       321,144       444,815       531,478       682,440      829,415
  Long-term debt and capital leases (excluding
    current portion) (5) .....................       232,000       200,000       240,413       276,744      304,869
  Total indebtedness..........................       242,755       279,257       336,468       398,809      498,155
  Shareholders' equity........................        42,093       127,561       149,869       210,796      253,534

  OTHER FINANCIAL DATA:
  Capital expenditures (5)....................  $     92,668    $  142,101    $  145,426    $  168,913    $ 116,575
  Net cash provided (used) by operating                                                         42,339
  activities..................................        39,095        26,912        31,526                     34,002
  Net cash used in investing activities.......      (168,636)     (121,171)      (64,360)     (149,395)    (144,884)
  Net cash provided by financing activities...       132,059       104,065        30,966       111,796      105,258
  EBITDA(6)...................................        31,497        53,662        75,261        87,681       82,222
  Ratio of EBITDA to net interest expense.....           2.6x          4.2x          3.7x          2.9x         2.1x
  Ratio of total indebtedness to EBITDA.......           7.8x          5.2x          4.5x          4.5x         6.1x

  OTHER OPERATING DATA:
  International minutes (in thousands) (7)....       157,411       231,075       360,532       597,204      768,394
  Local access lines in service (at period end)       43,195        80,616       118,926       148,312      177,352
  Mobile subscribers (at period end)..........        41,107       108,532       176,080       284,991      364,059
  Cable subscribers (at period end) (8).......             -             -             -             -       64,466

----------

(1)   Except per share, ratios and other operating data.

(2) Since 1996, we have made payments in lieu of income tax to the Dominican government, in accordance with the terms of our concession agreement. These payments represent 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax, implemented in 1998, of 2% on international settlement revenues collected. This tax amounted to $0.3 million in 1998, $0.6 million in 1999, $0.4 million in 2000 and $0.2 million in 2001.

(3)   Represents a write-off related to the refinancing of indebtedness.

(4) Effective January 1, 2000, we adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, concerning the recognition of revenue. This pronouncement provides that we recognize net revenues from installations and activations over the period in which we retain our clients. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 14 of Notes to Consolidated Financial Statements.

(5) Includes capital lease obligations entered into in 1999 of $26.2 million, in 2000 of $17.7 million and in 2001 of $3.3 million.

(6) EBITDA typically consists of earnings (loss) before interest and other income and expenses, income taxes and depreciation and amortization. As described in note 2 above we make payments to the Dominican government in lieu of income taxes. As a result, we calculate EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. Our calculation of EBITDA may not be comparable to EBITDA calculated by other companies. We believe that EBITDA is useful to investor because it commonly is used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles. For 1999, 2000 and 2001, we have also included in EBITDA amortization of radio frequency rights of $198,333, $320,186 and $660,086, respectively.

(7)   Includes both inbound and outbound international long distance minutes.

(8) Includes 56,896 basic and premium subscribers and 7,570 commercial rooms, which include commercial establishments (for example, any hotel or motel) or multiple dwelling units (for example, any apartment building or hospital), for which we receive a bulk rate for basic cable service offered by us.

EXCHANGE RATES

     The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. The following table sets forth the average official rate for each of the five most recent years and each fiscal quarter within those years, and the high and low official exchange rates for each of the previous six months, all as reported by the Central Bank. The average official rate has been calculated by using the average of the exchange rates on the last day of each month during the period. At May 3, 2002, the average official exchange rate was RD$17.74 per $1.00 while the average private market rate was RD$17.83 per $1.00.

                                                                 OFFICIAL RATE
                                                --------------------------------------------
     YEAR ENDED DECEMBER 31,                         HIGH             LOW            AVG.
                                                -------------      ---------    ------------
                                                                  (RD$ PER $)
     1997                                            14.02           13.91          14.01
     1998                                            15.49           14.02          14.70
     1999                                            15.93           15.50          15.83
     2000                                            16.56           15.91          16.18
     2001                                            16.99           16.58          16.69

     MONTH / PERIOD ENDED
     November 30, 2001                               16.98           16.66          16.78
     December 31, 2001                               16.99           16.97          16.97
     January 31, 2002                                17.10           16.97          17.04
     February 28, 2002                               17.15           17.10          17.15
     March 31, 2002                                  17.15           17.15          17.15
     April 30, 2002                                  17.63           17.79          17.73

                                                               PRIVATE MARKET RATE
                                                --------------------------------------------
     YEAR ENDED DECEMBER 31,                         HIGH            LOW             AVG.
                                                -------------   ------------   --------------
                                                                  (RD$ PER $)
     1997                                            14.36          14.12           14.27
     1998                                            15.86          14.41           15.23
     1999                                            16.18          15.84           16.03
     2000                                            16.63          16.08           16.37
     2001                                            17.06          16.65           16.88

     MONTH / PERIOD ENDED
     November 30, 2001                               16.99          16.91           16.93
     December 31, 2001                               17.06          16.99           17.04
     January 31, 2002                                17.38          17.03           17.21
     February 28, 2002                               17.56          17.15           17.47
     March 31, 2002                                  17.63          17.56           17.60
     April 30, 2002                                  17.85          17.61           17.74

RISK FACTORS

     You should carefully consider the risks described below and other information in this report.

RISKS RELATING TO OUR CAPITAL STRUCTURE

     OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO FUND EXPANSION AND OUR COMPETITIVE POSITION.

     We are highly leveraged. At December 31, 2001, we had outstanding approximately $498.2 million in aggregate principal amount of indebtedness, including capital leases, and $253.5 million total shareholders' equity.

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

     - we are much more leveraged than our principal competitor in the Dominican Republic, which may be a competitive disadvantage in our principal market; and

     - our failure to comply with covenants and restrictions contained in the terms of our borrowings could lead to a default which could cause all or a significant portion of our debt to become immediately payable.

     WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS TO MEET OUR DEBT SERVICE REQUIREMENTS.

     Our ability to pay interest on our indebtedness and meet our debt service obligations will depend on our future performance, which in turn depends on successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond our control. For the year ended December 31, 2001, our interest expense was $42.1 million and our net cash provided by operating activities was $34.0 million. Approximately $180.3 million of our indebtedness will mature during the 12 months ending December 31, 2002. These borrowings primarily are in the Dominican financial markets, in which short-term financing is the primary form of lending. Historically, we have not encountered problems renewing or rolling over our short-term borrowings at maturity. However, our ability to refinance any of this indebtedness will depend on our financial condition at the time it matures, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions. If refinancing were not possible, we could be forced to dispose of assets at unfavorable prices. In addition, our inability to refinance these obligations could result in our defaulting on our other debt obligations.

     WE DEPEND ON SHORT-TERM BORROWINGS IN THE DOMINICAN FINANCIAL MARKETS, WHICH BEAR HIGH INTEREST RATES AND WE CANNOT BE CERTAIN THAT THEY WILL CONTINUE TO BE AVAILABLE.

     We fund a substantial portion of our capital expenditure and working capital requirements with short-term borrowings in the Dominican financial markets. At December 31, 2001, we had $89.2 million of these borrowings, with interest rates ranging from 6.8% to 13% per annum for U.S. dollar denominated debt and from 15% to 19.5% per annum for RD peso denominated debt. These borrowings have maturities ranging up to 180 days and often are payable on demand. However, our current lenders may be unable or unwilling to lend to us in the future. Even if these short-term borrowings continue to be available to us, due to their short-term maturities, we may be required to repay them at times when replacement financing is not available on commercially attractive terms.

RISKS RELATED TO OUR OPERATIONS

     OUR PRINCIPAL COMPETITOR FOR THE PROVISION OF LOCAL SERVICE IN THE DOMINICAN REPUBLIC, CODETEL, HAS SUBSTANTIALLY GREATER MARKET SHARE AND RESOURCES, WHICH MAY PREVENT US FROM MAINTAINING OR INCREASING OUR MARKET SHARE.

     In the market for provision of local service in the Dominican Republic, we compete primarily with Compania Dominicana de Telefonos C. por A., or Codetel, a wholly owned subsidiary of Verizon Communications Inc. Codetel has an established market presence, networks and resources substantially greater than ours. More than 80% of the Dominican Republic's local access line customers are customers of Codetel. Codetel also has the largest share of the market for cellular and PCS services, approximately 50%. The growth of our market share for local service depends upon our ability to obtain customers in areas that currently are not served, or are underserved, by Codetel and to convince Codetel customers to either add, or switch to, the telephony services we offer. If Codetel implements significant price reductions for particular services we may be forced to reduce our rates in response in order to remain competitive. In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period. As a result we may not be able to maintain or increase our market share for local services in other markets in which we compete with Codetel.

     THERE ARE NEW ENTRANTS IN THE DOMINICAN MARKETS, PARTICULARLY FOR WIRELESS SERVICES, WHICH HAVE INCREASED COMPETITION FOR OUR SERVICES, AND COULD REDUCE OUR MARKET SHARE OR INCREASE PRICE COMPETITION.

     In addition to Codetel, which had approximately 50% of the subscribers for wireless services at December 31, 2001, we face substantial competition in this market.

     - In the fourth quarter of 2000, Orange, a subsidiary of France Telecom Group, initiated cellular operations. In 2001, Orange developed an aggressive marketing strategy based on offering services at discounts. We believe that Orange subscribers represent in excess of approximately 20% of subscribers for mobile services in the Dominican Republic. Orange recently announced that it obtained financing to build a $290 million wireless local loop system.

     - In January 2000, Centennial Communications Corp. acquired 70% of All America Cables & Radio, Inc., an integrated telecommunications provider. Centennial is attempting to expand All America's share of the Dominican market for cellular and PCS services.

     As a result of these and other potential new entrants, we expect to face more competition in the Dominican telecommunications market in the future, including from international communications companies with vastly greater resources than ours, which could adversely affect our ability to maintain our market share or require us to lower prices.

     In the international long distance market, investment by U.S. telecommunications companies in Dominican markets could limit the number of U.S. carriers that would send a significant number of minutes to us or otherwise adversely affect our ability to generate international settlement revenue.

     CENTENNIAL COMMUNICATIONS CORP., ONE OF OUR COMPETITORS IN THE DOMINICAN REPUBLIC, HAS PURSUED LEGAL ACTION AGAINST US WITH THE UNITED STATES FEDERAL COMMUNICATIONS COMMISSION, WHICH, IF DECIDED AGAINST US, COULD RESTRICT OUR INTERNATIONAL BUSINESS IN THE DOMINICAN REPUBLIC AND DECREASE OUR REVENUES.

     Centennial Communications Corp., which through its subsidiary, All America Cables & Radio, is one of our competitors in the Dominican Republic, filed a complaint against our subsidiary, TRICOM USA, with the United States Federal Communications Commission on September 4, 2001, claiming that:

     - TRICOM USA and other U.S. carriers of international telecommunications traffic had better termination terms and circuit availability in the Dominican Republic with TRICOM than Centennial for traffic from the U.S. southbound to the Dominican Republic; and

     - TRICOM U.S.A.'s actions harm competition in the United States and violate the license granted to TRICOM USA by the Federal Communications Commission.

     Centennial requested that the Federal Communications Commission:

     -    require TRICOM USA to stop accepting special concessions from TRICOM;
          and

     - order TRICOM to allocate more network capacity to Centennial in the Dominican Republic and to pay to Centennial unspecified damages.

     If Centennial prevails, TRICOM USA could be required to pay damages and to stop accepting any special concessions it receives. In addition, this could negatively affect, diminish or eliminate the business we generate from traffic generated in the United States and terminated in the Dominican Republic. Our revenue derived from traffic generated in the U.S. and terminated in the Dominican Republic was $42.9 million in 2001, which represented approximately 17.6% of our total revenue in 2001.

     BSC OF PANAMA, ONE OF OUR COMPETITORS IN PANAMA, HAS PURSUED LEGAL ACTION AGAINST US, WHICH, IF DECIDED AGAINST US, COULD RESTRICT OUR EXPANSION INTO PANAMA AND LIMIT OR ELIMINATE OUR ABILITY TO GENERATE ADDITIONAL REVENUE.

     BSC of Panama, S.A., a subsidiary of BellSouth Corporation, one of our competitors in Panama, has initiated a number of actions, including with the Panamanian ENTE REGULADOR DE LOS SERVICOS PUBLICOS, or ENTE, and in the Panama court system seeking to prevent us from providing services using iDEN(R) technology. In an additional action, BellSouth seeks damages from us in the amount of US$20 million, which it claims it may sustain if TRICOM Panama begins using the iDEN(R) system in Panama. To date, we have invested approximately $37 million in our expansion in Panama. If BellSouth prevails in its claims, we may be forced to discontinue our business in Panama, required to pay damages and we would not generate any revenue from to our iDEN(R) operations in Panama.

     SETTLEMENT RATES FOR INTERNATIONAL TRAFFIC FROM THE UNITED STATES AND PUERTO RICO COULD CONTINUE TO DECLINE, WHICH COULD REDUCE OUR INTERNATIONAL SETTLEMENT REVENUES AND PROFIT MARGINS FROM THESE REVENUES.

     Revenues from incoming international long distance calls represented approximately 36% of our operating revenues in 1999, 38% in 2000 and 34% in 2001. Approximately 52% of these revenues were attributable to calls originating in the United States and Puerto Rico. Settlement rates for traffic between the United States and the Dominican Republic have declined from $0.41 per minute during 1996 to $.053 per minute during 2001. We believe that competitive and regulatory pressures could continue to push settlement rates lower. Future decreases in settlement rates, without a corresponding increase in our international long distance traffic from the United States, would reduce our international settlement revenues and adversely affect the profit margins that we realize on these revenues.

     BECAUSE WE ARE RECEIVING AN INCREASING PORTION OF OUR INTERNATIONAL MINUTES FROM U.S.-BASED RESELLERS, WE MAY EXPERIENCE SUBSTANTIAL FLUCTUATION IN OUR INTERNATIONAL REVENUES.

     Since 1997, we have derived an increasing proportion of international revenues from U.S.-based resellers, which are companies that typically buy long distance minutes in bulk and resell the minutes to other companies or individual end users. During 2001, resellers originated approximately 59% of our international long distance minutes from the United States to the Dominican Republic. While we enter into agreements with resellers, they are not required to provide us with any specified amount of traffic. During the first quarter of 2001, our revenues from resellers declined by 44%, which resulted in a decline in our international settlement revenues for that quarter by 22% from the first quarter of 2000. Volume of minutes increased in subsequent quarters. However, the volume of minutes and revenues we receive from these resellers may vary significantly because of their uncertain financial condition.

     INTENSE COMPETITION IN U.S. MARKETS AMONG INTERNATIONAL LONG DISTANCE CARRIERS HAS RESULTED IN BANKRUPTCY FILINGS BY A NUMBER OF OUR RESELLER CLIENTS. WE MAY NOT BE ABLE TO COLLECT MONIES THAT THESE CLIENTS OWE TO US.

     Since the beginning of 2001, twelve U.S. carriers with which we exchanged, exchange or contracted at one time to exchange long distance service filed voluntary petitions for bankruptcy. In seven cases, our subsidiary, TRICOM USA, is an unsecured, pre-petition and/or post-petition creditor. In the other five cases, TRICOM USA has no claims. To date, TRICOM USA has entered into settlement agreements, approved by the courts, with three bankrupt carriers where we have been able to net balances with such carriers. If TRICOM USA were permitted to net balances, in all its other cases, our claims would be reduced to approximately US$590,000. We may not be able to net balances or recover any portions of the amounts owed to us. In addition, we may face substantial delays in resolving our claims and may not receive full payment of our claims. In two cases, the bankrupt carriers applied to prevent us from altering, refusing or discontinuing services, although the courts in these cases did not grant the requests of these carriers. We may be compelled to provide service to other carriers in bankruptcy under terms mandated by the court, which may not be as favorable to us as terms that we receive from other resellers.

     In addition, pursuant to an August 2001 service level agreement with Enron Broadband Services, L.P., TRICOM USA prepaid approximately US$420,000 for the purchase of a private line bandwidth. On April 5, 2002, Enron filed a motion with the bankruptcy court to reject the agreement. We have objected to such rejection of the agreement. However, the outcome of this case is uncertain.

     OUR EFFORTS TO MINIMIZE CREDIT RISKS MAY ADVERSELY AFFECT OUR EFFORTS TO EXPAND OUR CUSTOMER BASE.

     During 1996, we terminated service for a significant number of mobile subscribers due to credit considerations, which adversely affected our results of operations. Since that time, we have instituted measures to minimize consumer credit risks. However, our efforts to minimize consumer credit risks may not be successful as we expand and offer our services across many different social and economic markets, including in new markets in Central America that we may enter. Moreover, efforts to minimize credit risks may limit the number of our new subscribers.

     OUR NET GROWTH IN SUBSCRIBERS MAY BE REDUCED BY CUSTOMER DISCONNECTIONS OR CHURN.

     Our results of operations in the past have been, and in the future may be, affected by subscriber disconnections. In order to realize net growth in subscribers, we must replace disconnected subscribers and add new subscribers. The sales and marketing costs associated with attracting new subscribers are substantial, relative to the costs of providing service to existing subscribers. Our average monthly disconnection rate, or "churn rate," during 2001 was 4.6% for cellular and PCS subscribers, compared to 3.1% during 2000 and 1.9% for local access line subscribers, compared to 2.3% in 2000. If we are not able to maintain our credit policies, or not otherwise able to limit churn, we will not experience net growth in subscribers.

     WE MAY NOT HAVE SUFFICIENT RESOURCES TO KEEP PACE WITH CHANGES IN TECHNOLOGIES USED TO PROVIDE TELECOMMUNICATIONS SERVICES OR THE TECHNOLOGIES THAT WE HAVE CHOSEN TO PROVIDE SERVICE MAY BE LESS POPULAR AMONG USERS THAN OTHER TECHNOLOGIES.

     If we do not offer the latest technology, we may not be able to retain our existing customers or attract new ones. Our digital mobile technology could become obsolete. Our investment, to date, in our Dominican market exceeds $700 million and we would require substantial investment to replace all or a substantial part of it and to build our Central American network.

     WE MAY LOSE REVENUE OR INCUR INCREASED COST AS A RESULT OF FRAUDULENT OR PIRATED USE OF OUR PCS AND CELLULAR OR CABLE TELEVISION SERVICES.

     We estimate that our lost revenues from fraudulent use of our PCS and cellular networks totaled $711,000 and $496,000 during 2000 and 2001, respectively. Anti-fraud technology continually becomes obsolete, and we will have to make future expenditures to acquire and use anti-fraud technology. We face substantial and widespread access to our cable television services by unauthorized users, or pirates. When our services are pirated, we forfeit potential subscribers and related revenues.

     IF WE ARE UNABLE TO CONTINUE OFFERING HIGH-QUALITY PROGRAMMING, OUR CABLE REVENUES MAY DECLINE.

     The success of our cable television services depends upon our ability to acquire popular, high-quality programming content. We license a significant portion of our programming from third parties. We cannot assure that our arrangements with these third parties regarding programming will not be terminated, or that they will be renewed on favorable terms, if at all. If some or all of our license arrangements are terminated or if we cannot negotiate new agreements on terms favorable to us, we may lose existing subscribers and attract fewer new subscribers, which would reduce our revenues.

     OUR NETWORK OPERATIONS MAY BE VULNERABLE TO HACKING, VIRUSES AND OTHER DISRUPTIONS.

     "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Computer viruses, break-ins or other problems could lead to:

     -    the interruption, delay or cessation in services to our subscribers;

     - the compromise of confidential information stored in the computer systems of our subscribers;

     -    damage to our reputation and decreases in use of our services; and

     -    costly litigation.

     OUR CABLE NETWORK COULD FAIL OR SHUT DOWN, WHICH COULD CAUSE US TO LOSE CUSTOMERS.

     Interruptions in our services due to the failure or shutdown of our network could harm our reputation and cause us to lose customers. Even upon completion of the expansion and upgrade of our existing cable network, we will still be vulnerable to damage to our network, interruptions in our services and cessation of our operations, which our insurance may not cover. The success of our high-speed Internet access and, if and when offered, IP telephony services depends on our ability to maintain high-quality data transmission with minimal service disruptions or interference. This is critical to our ability to attract and retain subscribers.

RISKS RELATING TO OUR EXPANSION STRATEGY

     WE MAY NOT BE ABLE TO FINANCE OUR CAPITAL EXPENDITURE NEEDS, WHICH COULD RESULT IN THE DELAY OR ABANDONMENT OF SOME OR ALL OF OUR DEVELOPMENT AND EXPANSION PLANS AND EXPENDITURES.

     We currently anticipate that our capital expenditures will be approximately $65 million in 2002. We believe that we will continue to expend substantial amounts in subsequent years. We believe our cash generated by operations and borrowings available to us are sufficient to fund our capital expenditures for 2002. In the event additional funds are required, we would be forced to obtain them through additional borrowings, including, if available, vendor financing or through the public or private sale of debt or equity securities. Acquisitions or investments may require additional financing. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on terms acceptable to us or within limitations that are contained in our current or future financing arrangements. Our ability to access additional funds may be limited by:

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

     Failure to obtain additional financing could result in the delay or abandonment of some or all of our development and expansion plans and expenditures, including the building of our iDEN(R) network in Central America.

     WE DO NOT HAVE EXPERIENCE IN OPERATING A CABLE TELEVISION BUSINESS AND IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE THE RECENTLY ACQUIRED CABLE BUSINESS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS COULD BE ADVERSELY AFFECTED.

     We have not previously operated a cable television business. The success of our acquisition, in part, will depend on our ability to integrate it into our existing systems. Some of our existing operational, financial and management systems may be incompatible with or inadequate to effectively integrate and manage the cable systems. In addition, we may not be able to retain or recruit qualified personnel that may be required. We also may encounter unexpected operating difficulties, liabilities or contingencies. Any of these or other factors could significantly delay or even preclude our realizing synergies or other benefits from our acquisition or place significant demands on our management and financial resources.

     THE DOMINICAN TELECOMMUNICATIONS REGULATOR RECEIVED OBJECTIONS TO THE TRANSFER OF THE CONCESSION GRANTED TO TCN DOMINICANA TO OPERATE A CABLE NETWORK, WHICH, IF UPHELD, COULD LIMIT OR EVEN PRECLUDE THE OPERATION OF THE CABLE BUSINESS WE ACQUIRED.

     In November 2001 and February 2002, Instituto Dominicano de Telecomunicaciones or Indotel, the Dominican telecommunications regulator, and we received notices of objections to the transfer of the concession granted to TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable for the operation of its cable business. The objecting parties are cable companies that operate networks in the interior of the Dominican Republic and an association of cable companies from that region. If Indotel were to decide in favor of the objections, it could invalidate the transfer of the concession and impose fines on us. We believe, based upon recent challenges to concessions transfers in which objections did not prevail, that it is unlikely that the objections will prevail. Moreover, Tricom's own concession allows us to provide video and cable services, so that even if the objections are upheld, we believe that we could use our own concession to provide the cable services currently provided in reliance on the Telecable concession. However, it also is possible that Indotel would limit the areas in which we can provide services so that we do not compete in markets currently served by the companies that raised objections.

     SOCIAL, POLITICAL AND ECONOMIC CONDITIONS IN CENTRAL AMERICAN MARKETS, INTO WHICH WE PLAN TO EXPAND, MAY CAUSE VOLATILITY IN OUR OPERATIONS AND ADVERSELY AFFECT OUR REVENUES FROM THESE MARKETS.

     We plan to expand into telecommunications markets in Panama, initially, and in other Central American markets, subject to, among other things, our obtaining sufficient financing. We have not operated previously in these markets and they will present numerous challenges to us. Poor social, political and economic conditions, matters over which we have no control, could inhibit our market entry and subsequent performance. Social and political conditions in parts of the Central American markets are volatile and may cause the nature and results of our operations to fluctuate. Historically, volatility in parts of the Central American markets has been caused by:

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

     For example, in Panama, Cable & Wireless has temporary exclusivity over wireline services and only a subsidiary of BellSouth and Cable & Wireless are licensed to provide wireless services. These competitors, among others, may adversely affect our ability to develop our wireless business in Central America.

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

     Many of the wireless providers in our targeted markets have entered into roaming agreements with each other, which permit these providers to offer coverage to their subscribers in each other's networks. While the iDEN(R) technology that we will deploy is compatible with GSM technology (Global System for Mobile Communications), it is not compatible with any other wireless technology operating in our spectrum. As a result, we cannot enter into roaming agreements with the operators of these other networks. Our customers also will not be able to roam on other systems using technology identical to or compatible with ours where we do not have a roaming agreement. As a result, we will not be able to provide coverage to our subscribers outside of our planned operating digital mobile markets until:

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

     We also may encounter delays caused by:

     - frequency cross-interference with other radio spectrum users, including television stations;

     -    shortages of equipment or skilled labor;

     -    engineering or environmental problems;

     -    work stoppages;

     -    weather interference; and

     -    unanticipated cost increases.

     WE ARE NOT EXPERIENCED IN SELLING AND MARKETING IDEN(R) SERVICES OR IN CENTRAL AMERICAN MARKETS WHICH COULD AFFECT OUR ABILITY TO ESTABLISH OR MAINTAIN A SIGNIFICANT SUBSCRIBER BASE.

     Once our digital mobile network operations are in place in a particular market, the development of a significant, quality subscriber base depends on the success of our sales and marketing efforts and the receptiveness of the marketplace to our services. We have limited experience in marketing iDEN(R) services anD local conditions in our target markets may require us to modify our sales and marketing efforts or rely, in part, on the efforts of independent dealers and distributors to market our services. If the sales and marketing teams of our operating companies and the independent dealers and distributors are not able to establish a large subscriber base consisting of quality customers in our new markets, our revenues will not grow as planned.

     SINCE WE RELY PRINCIPALLY ON ONE SUPPLIER TO IMPLEMENT OUR DIGITAL MOBILE NETWORKS, ANY FAILURE OF THAT SUPPLIER TO PERFORM COULD HURT OUR OPERATIONS.

     Motorola is currently our sole source for the iDEN(R) digital network equipment and handsets useD throughout our markets. If Motorola fails to deliver necessary technology improvements and enhancements and system infrastructure equipment and handsets on a timely, cost-effective basis, or discontinues providing this technology altogether we would not be able to service our existing subscribers or add new subscribers.

     MOTOROLA MAY SUPPLY IDEN(R) TECHNOLOGY TO OTHER COMPANIES, WHICH COULD NEGATIVELY AFFECT OUR COMPETITIVE POSITION IN THE CENTRAL AMERICA.

     Motorola, which supplies the iDEN(R) system that we use in Central America, agreed that it would not selL iDEN(R) technology to anybody else for use, before agreed upon dates, in Panama, Costa Rica, Guatemala, Honduras, El Salvador and Nicaragua. Its agreement was conditioned upon our placing orders for systems in each of those countries by specified dates, which we did not do except for Panama. In the case of Panama, our preferred deployment lasted until we initiated our iDEN(R) services in the beginning of April 2002. We have not satisfieD the conditions in other countries. As a result, Motorola is now free to provide the technology in the countries of Central America to anybody else at any time. If it did so, we could lose an important competitive advantage to us.

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

RISKS RELATING TO OUR PRINCIPAL MARKET, THE DOMINICAN REPUBLIC

     OUR FINANCIAL CONDITION AND RESULTS OF OPERATION COULD BE ADVERSELY AFFECTED BY DOWNTURNS IN THE DOMINICAN ECONOMY.

     Most of our operations are conducted in, and most of our customers are located in, the Dominican Republic. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in the Dominican Republic. While the Dominican Republic's Gross Domestic Product has grown every year since 1991, the rate of growth slowed in 2001 and growth may not continue in the future. Future developments in the Dominican economy could impair our ability to proceed with our business strategies, our financial condition or our results of operations. Our financial condition and results of operations also could be adversely affected by changes in economic or other policies of the Dominican government or other political or economic developments in or affecting the Dominican Republic, as well as regulatory changes or administrative practices of Dominican authorities, over which we have no control.

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

     Inflation has moderated in the Dominican Republic since 1991, following an austerity program instituted by the Dominican government. According to the Central Bank, the annual rates of inflation were 8.4% for 1997, 7.8% for 1998, 5.1% for 1999, 9.0% for 2000 and 4.4% in 2001. However, the country has experienced high levels of inflation in the past, including an inflation rate of 79.9% for 1990. Any increase in the value of the U.S. dollar against the Dominican peso directly affects the Dominican Republic's inflation rate because the Dominican Republic relies heavily on imports from the United States of raw materials and consumer goods. High inflation levels could adversely affect the Dominican Republic's economy and reduce demand for telecommunications services.

     THE VOLATILITY AND DEPRECIATION OF THE DOMINICAN PESO AGAINST THE U.S. DOLLAR COULD REDUCE THE AMOUNT OF CASH WE WILL HAVE TO REPAY OUR INDEBTEDNESS OR FUND OUR OPERATIONS, INCLUDING THE PURCHASE OF TELECOMMUNICATIONS EQUIPMENT.

     For 1999, 2000 and 2001, we earned between 55% and 65% of our operating revenues in Dominican pesos and the remainder of our operating revenues in foreign currency, primarily in U.S. dollars. The percentage of operating revenues in Dominican pesos could increase if we successfully increase our share in Dominican local markets in accordance with our strategy. The Dominican peso has depreciated in value against the U.S. dollar in the past and may be subject to fluctuations in the future. Most of our outstanding indebtedness is U.S. dollar-denominated and must be paid in U.S. dollars. Vendors of telecommunications equipment all require that we pay for equipment in U.S. dollars. The devaluation of the Dominican peso could affect adversely our ability to purchase U.S. dollars in order to service our debt obligations and pay our equipment vendors. Our purchase of substantial amounts of U.S. currency in Dominican markets could adversely affect the value of the Dominican peso in relation to the U.S. dollar, and make these purchases more costly for us.

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

BUSINESS OVERVIEW

OVERVIEW

     We are a leading full service communications provider in the Dominican Republic. We offer local, long distance, mobile, cable television entertainment, Internet and broadband data transmission services. Our wireless network covers approximately 90% of the population in the Dominican Republic. Our network providing local service is 100% digital, the only such network in the Dominican Republic. Telecommunications networks that employ digital technology can transmit higher quality signals at lower costs. We also own interests in undersea fiber optic cable networks that connect and transmit telecommunications signals between Central America, the Caribbean, the United States and Europe. Fiber optic cable is composed of glass strands and transmits telecommunications signals in the form of light. Through our subsidiary, TRICOM USA, Inc., we own telecommunication-switching facilities in New York, Miami and Puerto Rico. Using these facilities, we originate, transport and terminate international long-distance traffic. We are one of the few Latin American long distance carriers that are licensed by the U.S. Federal Communications Commission to use switching facilities that it operates to connect long distance traffic. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. At December 31, 2001, our cable network served 64,466 subscribers, including 56,896 basic and premium subscribers and 7,570 commercial rooms, with approximately 170,000 homes passed.

     Since our inception in 1992, we have diversified our operations, and have captured a significant share in key markets entirely through internal growth. In 2000, we carried approximately 40% of the southbound voice and data traffic from the United States to the Dominican Republic. Since we introduced wireless services in 1995, we have achieved an approximate 30% market share at year-end 2001, based upon data published by the Indotel, the Dominican agency that regulates telecommunications. Our recent success is reflected in the following period-to-period changes in operating statistics from 2000 to 2001:

     -    Local access lines increased 19.6% to 177,352;

     -    Cellular and PCS subscribers increased 27.7% to 364,059; and

     - International long distance traffic increased 28.7% to 768.4 million minutes.

     In April 2002, we initiated a mobile service network in Panama targeted at business customers. We will deploy an advanced integrated radio-telephone and dispatch communications system known as iDEN(R), developed bY Motorola. This technology enables us to use spectrum efficiently and offer multiple wireless services on one digital handset. We plan to capitalize on the increasing demand by business customers for a product that provides advanced mobile services and a complete solution for their intra-regional communication needs. We plan to establish in selected Central American markets a mobile service network deploying iDEN(R) that will providE interrupted connection throughout the region without any change in service provider. Establishment of the network outside of Panama will depend on a number of factors, including the availability of financing and the success of our efforts in Panama.

     We have purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., now TRICOM Panama, S.A., which owns the frequency rights for 107 channels of 25 MHz each. TRICOM Panama has approximately 1,750 analog mobile users. These frequencies will give us access to nationwide coverage, covering a population of approximately 2.81 million people. We have constructed an iDEN(R) network, at a cost at DecembeR 31, 2001 of approximately $37 million, in Panama City and Colon, the two largest cities in Panama, and in important transportation corridors in other parts of the country. We initiated digital trunking services in April 2002. We offer digital mobile integrated services, including two-way radio, paging and interconnect services.

     In 2000, we were awarded, in a government auction, radio frequency rights in Guatemala to 172 channels of 25 MHz, providing us with nationwide coverage. We also have acquired in El Salvador radio frequency rights for an aggregate of 185 channels of 25 MHz, that provides spectrum to operate our iDEN(R) network. We currently dO not intend to develop a network in either Guatemala or El Salvador in 2002.

     On October 26, 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market including the concession granted by the Dominican government to operate a cable system. The transaction was valued at approximately $1,130 per subscriber equivalent or approximately $64.0 million, payable $41.8 million in cash and with 3,375,000 shares of our Class A common stock. At December 31, 2001, our cable network served 64,466 subscribers, including 56,896 basic and premium subscribers and 7,570 commercial rooms, with approximately 170,000 homes passed. Our cable network service area consists of the capital city of Santo Domingo, and the tourist destination areas of Puerto Plata and La Romana.

     At December 31, 2001, our cable network consisted of 204 miles of fiber optic cable, 718 miles of coaxial cable and 208 nodes. We are expanding and upgrading our existing cable into a broadband bi-directional network that will provide us with a platform for the delivery of a broad range of services. At December 31, 2001, approximately 40% of our network had bi-directional capability, and approximately 70% operated at 750MHz, allowing for a variety of multimedia and telecommunications services, including some interactive programming services and television-based Internet access services. In addition, we intend to market high speed Internet access through cable modem.

MARKET OPPORTUNITIES

     We believe that the Dominican and Central American telecommunications markets represent attractive opportunities and that the following factors will drive growth in these markets:

     - UNDERSERVED DOMINICAN MARKET. At December 31, 2001, teledensity, the ratio of local access lines per 100 inhabitants, in the Dominican Republic was 10.9 and the ratio of wireless subscribers per 100 inhabitants was 14.5, based upon data published by Indotel. The ratios in Puerto Rico were 33.2 for teledensity and 23.7 for wireless, according to the International Telecommunications Union, or ITU. At December 31, 2000, multi-channel penetration of television households per 100 inhabitants in the Dominican Republic was 15.3, compared to
          44.4 for Puerto Rico, according to Kagan World Media, Inc.

     - DOMINICAN ECONOMY AMONG THE FASTEST GROWING IN LATIN AMERICA. Gross Domestic Product in the Dominican Republic grew at an average annual rate exceeding 6.8% from 1996 through 2001, according to the Central Bank of the Dominican Republic. This has made it one of the fastest growing economies in Latin America. The Dominican Republic experienced real Gross Domestic Product growth of 7.8% in 2000 and 2.7% in 2001 according to the Central Bank. The Central Bank projects growth for the Dominican Republic to exceed 5% in 2002.

     - STRONG GROWTH IN THE DOMINICAN TELECOMMUNICATIONS MARKET. In 2001, the total telecommunications market in the Dominican Republic was approximately $1.3 billion, according to the Central Bank. The telecommunications market in the Dominican Republic grew at an average annual rate of 18.6% from 1996 to 2001 according to the Central Bank.

     - UNDERSERVED CENTRAL AMERICAN BUSINESS MARKETS. Markets in Central America share many of the characteristics of markets in the Dominican Republic, including:

       -  rapidly growing economies;

       - the development of intra-regional trading markets fostered by the adoption of free trade agreements;

       - low penetration of telecommunications services, continuing privatization and liberalization of markets for telecommunications services; and

       - and current limited competition in the telecommunications service sector.

COMPETITIVE STRENGTHS

     We believe that the following factors give us a competitive advantage in our existing and targeted markets:

     ADVANCED NETWORK. We have the only network providing 100% digital local service in the Dominican Republic. Our wireless network covers approximately 90% of the population. Our local network features a wireless local loop system that enables us to connect a customer within 48 hours, substantially less time than required for wireline installation. We currently have switching facilities in New York and Puerto Rico, and interests in international fiber optic cable undersea systems that connect Central America and the Caribbean with the United States and Europe. These facilities enable us to originate, transport and terminate traffic at reduced costs. Our advanced networks also provide our customers with high quality voice and data transmission. We are expanding and upgrading our existing cable network into a broadband bi-directional network that will provide us with a platform for the delivery of a broad range of services. We are in the process of converting our existing cable network into a broadband bi-directional network. Once completed, our broadband bi-directional cable network will have increased network capacity, quality and reliability. This will facilitate the introduction of new services and enable us to increase our subscriber base and our average monthly revenues per subscriber, to reduce our operating costs per subscriber and to facilitate the control of unauthorized, or pirate, users.

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

DEPLOYING CAPITAL PRUDENTLY TO ENHANCE REVENUE GROWTH AND MARGINS.

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

FOCUSING ON HIGH-GROWTH MARKET SEGMENTS IN THE DOMINICAN REPUBLIC, INCLUDING RESIDENTIAL LOCAL AND WIRELESS SERVICES.

     Substantial unmet demand for residential local service remains in the Dominican Republic as large segments of the Dominican population still have limited access to this service. Based upon information published by Indotel, at December 31, 2001, there were approximately 955,145 local access lines in service, representing a teledensity rate of approximately 10.9%.

     The mobile wireless market has been the fastest growing segment of the Dominican telecommunications market since 1996. Based on information published by Indotel, we believe that, since 1996, the mobile wireless market has grown at an annual average rate of 73%. Our cellular network covers approximately 90% of the population and our PCS network covers approximately 75% of the population. With these two networks we are able to offer dual-band service, allowing PCS customers to use their mobile phone over our analog service as well. We intend to expand our PCS system into additional cities over the next several years, resulting in coverage of 90% of the Dominican population.

EXPANDING OUR LONG DISTANCE OPERATIONS IN THE UNITED STATES TO TARGET ADDITIONAL ETHNIC AND GEOGRAPHIC MARKETS AND TO EXPAND OUR OWNERSHIP AND CONTROL OF DISTRIBUTION CHANNELS.

     As we expand our long distance network in Central America and the Caribbean, we plan to target additional ethnic and geographic markets in the United States through TRICOM USA. Our goal is to offer end-to-end long distance services in new markets where we both own and operate telecommunication facilities, enabling us to start, transport and end calls within our network.

     TRICOM USA relies on distributors and resellers for the placement of its prepaid calling cards as well as the generation of international traffic to the Dominican Republic and other destinations. Resellers do not operate their own telecommunications networks but purchase minutes and re-sell them to consumers. In order to expand our market presence, and at the same time enhance the profitability to us of traffic generated by our prepaid cards, we will consider opportunities to acquire distributors of prepaid calling cards.

     Through the acquisition of resellers, we can capture a greater share of outgoing minutes and increase direct access to customers, thus enhancing our profit margins. Resellers also give us greater access to ethnic markets in which we already participate as well as new markets where we are not yet positioned.

CAPITALIZING ON OPPORTUNITIES IN THE DOMINICAN REPUBLIC CREATED BY THE GROWING DIGITAL ECONOMY TO EXPAND OUR BROADBAND DATA TRANSMISSION BUSINESS AND INTERNET OPERATIONS.

     As the Dominican economy has expanded, there has been greater demand for broadband data transmission and Internet services. Our fully digital network positions us to provide broadband access and high speed data transmission to both the corporate and residential markets. During 2000 and 2001, we introduced:

     - digital subscriber lines, or xDSL, that provides high-bandwidth transmission of voice and data over regular telephone lines;

     - very small aperture terminal, or VSAT, a relatively small satellite antenna used for high speed satellite-based single to multiple point data transmissions, including for the internet; and

     - local multipoint distribution service, or LMDS, technologies, which is a broadband wireless single to multiple point communication system that can be used to provide digital two-way voice, data, Internet and video services.

     In 2002, we intend to begin to offer high-speed Internet access by personal computers to a limited number of our subscribers through cable modems. A cable modem is a small box that connects a personal computer to the Internet via a local cable provider. Cable modems allow personal computer users to download information from on-line services at speeds one hundred times faster than today's fastest telephone modems.

EXPAND INTO SELECTED CARIBBEAN AND CENTRAL AMERICAN MARKETS BY:

OFFERING A DIFFERENTIATED SET OF SERVICES DIRECTED TO CORPORATE CUSTOMERS, FOCUSING ON HIGHLY CONCENTRATED BUSINESS CENTERS IN OUR TARGETED CENTRAL AMERICAN MARKETS.

     We believe that several countries in Central America have markets with demographic, regulatory and demand characteristics similar to those in the Dominican Republic at the time Tricom initiated operations, namely: underserved markets and increased liberalization of the telecommunications industry. This experience provides us with the know-how to export our business model into these countries. We will target business customers who have a stronger credit profile and offer, on average, higher revenue per user. In other markets, including the United States and Latin America, the deployment of iDEN(R) technology has resulted in some of thE highest revenues per unit within the wireless markets.

     We will offer a package of services and features that combine multiple communications services in one digital subscriber unit, emphasizing the differentiated features of iDEN(R) technology and our networks: digitaL mobile telephone services, mobile dispatching, two-way messaging, push-to-talk and one-to-many connections.

APPLYING WIRELESS OPERATING EXPERTISE, SCALABLE BACK OFFICE SYSTEMS AND MARKETING KNOW-HOW TO DEVELOP OUR IDEN(R) CENTRAL AMERICAN OPERATIONS.

     We will rely on the technical expertise that we have developed to deploy wireless technologies to enter new markets. Our deployment of a CDMA-based wireless network has enabled us to enhance our mobile services capabilities while also accelerating the expansion of our local access presence in the Dominican market. This move to expand our operations will be done in a cost-efficient manner using our scalable back office systems, which integrate sales, customer service, collections and financial control functions. We also believe that our marketing know-how is an integral part of our sales model which features proactive sales efforts, targeted campaigns and a reduction of credit risk through the promotion of prepaid services. We believe this model has the potential to revolutionize telecommunications services in Central America.

LEVERAGING OUR EXISTING RELATIONSHIPS WITH KEY SUPPLIERS, INCLUDING MOTOROLA, NORTEL AND HARRIS, WE WILL CONTINUE TO BUILDOUT IN THE DOMINICAN REPUBLIC AND PROVIDE TURNKEY SOLUTIONS IN OUR TARGETED CENTRAL AMERICAN MARKETS.

     Our relationships with our suppliers, including Motorola, Nortel and Harris, are important as we continue to upgrade and deploy our digital mobile networks and provide new products and services to expand our subscriber base. Access to the technology, supplier relationships, network development and marketing expertise of these companies will afford us significant competitive advantages. We will continue to leverage their expertise in the future as we enhance and expand our networks and launch new products and services.

SERVICE OFFERINGS

     Our service offerings include:

     -    Local service;

     -    Mobile services;

     -    International long distance;

     -    Cable television services; and

     -    Broadband data transmission and Internet.

LOCAL SERVICE

     We are a competitive local exchange carrier in the Dominican Republic and had 177,352 local access lines in service at December 31, 2001. Our local access network covers areas with approximately 85% of the population of Santo Domingo, Santiago and eight additional cities.

     All of our basic telephone service customers have access to a range of value-added services, including call forwarding, three-way calling, call waiting, caller ID and voicemail applications. In addition to local service, we provide direct-dialed, collect and operator-assisted international and domestic long distance services and Internet access to our residential and corporate customers.

     We offer our customers broad flexibility in assembling customized packages of services, which provide our customers with cost savings and enhanced control over their consumption of telephone services. Customers may choose from a menu of services, including domestic and international long distance services, local service and value-added services. They also may bundle their local access service with cellular or PCS, paging, cable television and Internet services. Service packages permit customers to preset their monthly bills based upon, for example, local service minutes as well as long distance minutes and specified destinations. Customers are responsible for paying for usage levels in excess of preset package amounts, at regular per minute rates. We believe that providing customers with such budgeting capability increases consumer confidence in using telecommunications services, consequently allowing for increased service penetration, higher levels of customer satisfaction and lower incidence of delinquent payments.

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

     We also sell fully integrated systems and components for both turnkey systems and private telephone networks used within enterprises. We are a distributor in the Dominican Republic for Mitel and Comdial equipment, two leading manufacturers of private branch exchanges and key telephone systems. We are also a leading provider of computer telephony integration systems in the Dominican Republic.

MOBILE SERVICES

     Our mobile network covers approximately 90% of the Dominican Republic's population. We currently offer both cellular and PCS service. According to Indotel, there were approximately 1,270,082 analog and PCS cellular subscribers in the Dominican Republic at December 31, 2001. At December 31, 2001, we had 364,059 wireless subscribers, including 125,227 PCS subscribers, representing approximately 30% of the Dominican mobile telephony market. The number of our cellular and PCS subscribers grew by 27.7% during 2001, and our net addition of cellular and PCS subscribers totaled 79,068 in 2001. We attribute a substantial portion of this growth to our prepaid cellular and PCS card, the Amigo(TM) card. At December 31, 2001, prepaid cellular and PCS subscribeRs accounted for 346,308, or 95%, of our 364,059 total cellular and PCS subscribers in the Dominican Republic. Our Amigo(TM) card program has expanded our cellular and PCS customer subscriber base because it offers cellular and PCS service to individuals who would not satisfy our current credit policies and because it appeals to customers who prefer to budget their cellular and PCS telephone spending.

     We have offered PCS service since April 1999. This technology provides for added security and privacy compared with traditional analog systems, and it also offers greater capacity. PCS customers are able to receive all of the benefits related to a digital service, including digital messaging, caller ID and voicemail. Our PCS network covers areas with approximately 75% of the population in the Dominican Republic and is less extensive than our analog network. We offer a dual-band service, allowing customers to use seamlessly their mobile phones nationwide over both digital and analog networks.

     We offer domestic as well as international roaming services to participating subscribers. Subscribers who pay the roaming rates gain access to our nationwide cellular and PCS network, while subscribers paying the international roaming fees are able to roam outside of the Dominican Republic, using the networks of cellular service providers with which TRICOM has entered into roaming agreements. We have entered into roaming service agreements with Sprint PCS and Illuminet, formerly Bell South International Wireless, which enable our customers to roam in the continental United States and Central and South America. Under the roaming agreements, when a subscriber of another cellular service provider makes a call from within the Dominican Republic, that service provider pays Tricom for the call at the applicable rate. Conversely, when one of our subscribers makes a call outside the Dominican Republic, we must pay the applicable charges to the cellular service provider in whose region the call originates. These payments are channeled through Cibernet, which functions as a central international clearing house that collects and redistributes roaming fees from and to the participating providers.

     We have entered into arrangements with major consumer electronics retailers and a network of independent cellular and PCS dealers to offer our cellular and PCS services in conjunction with their sale of handsets. As a result of our arrangements with major electronics retailers for the sale by them of handsets in conjunction with subscriptions for our services, we sold handsets to approximately 4% of our new subscribers in 2001. We do not subsidize or provide credit on the sale of wireless and PCS handsets.

     We have provided paging services since April 1995. At December 31, 2001, we provided paging services to 12,090 subscribers, representing approximately 12.5% of the Dominican paging market. In 1999 we stopped soliciting new paging subscribers. We believe that the success of our prepaid cellular and PCS program has contributed to the decline of paging as a significant part of our business because customers have replaced paging services with prepaid cellular services.

INTERNATIONAL LONG DISTANCE

     In the Dominican Republic, we provide international long distance services to our local access, cellular and PCS customers. In addition, we offer prepaid calling cards for international long distance, the Efectiva(TM) and Conexion(TM) cards that can be used from any telephone in the Dominican Republic. We operate telephone centeRs that provide access to telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers. The centers offer a wide range of telephone services, including bill payments and sales of service in addition to long distance.

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

     Each year since the initiation of TRICOM USA's operations, we have derived a greater percentage of international revenues from resellers. During 2001, resellers originated approximately 59% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. While we enter into agreements with resellers, they are not required to provide to us any amount of traffic. The price per minute charged by us to a reseller is negotiated as often as dictated by the market. At December 31, 2001, we received traffic from approximately 80 resellers. Intense competition in U.S. markets among international long distance carriers has resulted in bankruptcy filings by 12 of our reseller clients since the beginning of 2001.

     TRICOM USA also markets a number of prepaid cards to ethnic communities in New York, New Jersey, Rhode Island, Alaska, Pennsylvania, Washington, D.C., Illinois, U.S. Virgin Islands, Puerto Rico, Florida, Ohio, Georgia and Canada. Each prepaid card is assigned a unique identification number and a face value ranging from $2 to $20. The prepaid card's dollar balance is reduced by the cost of each call. TRICOM USA sells the cards to distributors that resell the cards to retail outlets.

CABLE TELEVISION SERVICES

     We are the largest provider of cable television services in the Dominican Republic, based on the number of subscribers, and the number of homes passed. At December 31, 2001, our cable network served 64,466 subscribers, including 56,896 basic and premium subscribers and 7,570 commercial rooms, with approximately 170,000 homes passed. One component of our business strategy has been to expand our current base of basic and premium subscribers by providing high-quality programming and other content. In addition to publicly available programming, we license or otherwise acquire programming from various programming providers for broadcast on our cable television network and also produce a limited amount of programming ourselves intended for exclusive broadcast on our network. We currently offer 96 basic and premium channels including HBO, Cinemax, Disney, ESPN, Fox Sports and CNN. We also sell our own advertising time.

     BASIC SERVICE PACKAGE. Our basic service package provides access to 76 local, UHF and via-satellite channels. Subscribers pay a one-time installation fee of US$50 and a monthly fee of US$23 for this service. We charge an additional installation fee of US$15 for connection of each additional television in the house, plus US$2 per month per outlet. Subscribers do not need a digital decoder to receive the basic service package.

     PREMIUM DIGITAL SERVICE PACKAGES. Our digital service packages include all of the channels described in our basic service package, with an additional choice of one of our six digital premium packages. These premium packages include one or more digital channels and range from US$9 to US$23 a month per package. Premium subscribers pay the basic package monthly fee plus the additional cost of any or all of these packages. A digital decoder set top box is required for these services. We currently are focusing on marketing our various premium digital service packages to our existing basic subscribers with a view to increasing our overall revenues per subscriber.

     CABLE TELEVISION SERVICES. One component of our business strategy has been to expand our current base of basic and premium subscribers by providing high-quality programming and other content. In addition to publicly available programming, we license or otherwise acquire programming from various programming providers for broadcast on our cable television network and also produce a limited amount of programming ourselves intended for exclusive broadcast on our network. We also sell our own advertising time.

     DMX MUSIC

     Telecable, through DMX Music International, offers digital audio programming through its HFC network. Customers choose from over forty exclusive and adaptable music channels that play twenty-four hours a day, seven days a week. With 130 million customers world wide, DMX music is the leader in Digital Music Programming. Customers are charged a one-time installation fee ranging from US$155 to US$185 and a monthly fee of between US$7 and US$22.

     INTERACTIVE TV AND NET TV

     Using digital set top boxes, our premium cable television subscribers can access the Internet without a personal computer with our television-based services. These services are designed to operate with cable systems and a wireless keyboard control. Given the relatively low personal computer penetration rate in the Dominican Republic as compared to other countries, we believe that our television-based Internet access services will enable us to build a new base of Internet subscribers.

     Interactive TV and Net TV provide customers with a maximum 128 kilobytes connection to different Internet services and spaces provided by our sponsors. These spaces include information on shopping, sports, news, travel, television programming and financial news. Customers with Net TV receive all of these services plus unlimited access to the World Wide Web.

     Since its introduction, Interactive TV has been a free, added service for our premium cable television subscribers. They can receive Net TV for an additional cost of US$16 a month. We are currently repositioning both products to serve as an alternative for customers wishing to access the World Wide Web who do not have access to a personal computer.

BROADBAND DATA TRANSMISSION AND INTERNET

     We provide broadband data transmission services to large business customers in the Dominican Republic through several means of delivery including fiber optic cable and digital wireless point-to-point radio links. In addition, we provide these large customers with data circuits Internet access, private networks and frame relay services with branches in the different cities in the country. We recently increased transmission capacity to provide larger bandwidths and data services are expected to have a strong growth with the commercial launch of both the digital subscriber lines, or xDSLs, that provide high-bandwidth transmission of voice and data over regular telephone lines and the very small aperture terminals, or VSATs, relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the internet.

     In the Dominican Republic we are the second largest Internet service provider. We provide Internet connectivity to the residential and corporate markets through traditional dial-up connections, digital subscriber lines, or xDSLs, dedicated lines and very small aperture terminals, or VSATs, relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the internet, with speeds ranging from 56 kilobytes per second to 2 megabytes per second. Our PCS and paging services are now fully integrated with our Internet service, offering short messaging services, including email and digital messaging through our website, www.tricom.net.

     In 2000, we entered into a five-year $25 million contract with the Dominican Republic Department of Education to provide broadbased satellite Internet access and Intranet services to every public high school in the Dominican Republic.

     We intend to offer high-speed Internet access by personal computer to a limited number of our subscribers through cable modems. A cable modem is a small box that connects a personal computer to the Internet by a local cable provider. Cable modems allow personal computer users to download information from on-line services at speeds one hundred times faster than today's fastest telephone modems. The planned development of our cable network's bi-directional capacity will increase our ability to offer bi-directional Internet access services to more of our subscribers.

MARKETING AND SALES

     Our advertising and promotional materials in the Dominican Republic emphasize that we are a full-service provider of local, cellular, data and long distance services and that customers can realize significant savings from our service packaging. Our advertising also emphasizes reliability, performance, quality of service and the multiple advantages that users can obtain from our different products and services. In 2001, we introduced a new corporate image, which seeks to promote that Tricom is accessible, passionate, proactive, revolutionary, and humane. We also introduced a new logo.

     We use targeted marketing programs, concentrating on urban areas where we currently provide services and employ marketing techniques often used to promote consumer products, including television, radio and newspaper advertising. We also employ door-to-door sales for basic local service and the use of credit card lists and other databases to identify and contact potential users of cellular and PCS services. We distribute gifts to potential and new subscribers, including prepaid calling cards, bonus coupons and other promotional goods bearing our logo. Other means of advertising include billboards, block parties and telemarketing.

     Our targeted marketing programs concentrate on urban areas where we currently provide services. We use traditional communication media to promote our consumer products, such as television, radio and newspaper advertising. We also use door-to-door sales for basic local service as well as credit card lists and other databases to identify and contact potential users of cellular and PCS services. Seasonal promotions are also made for specific target markets at different points throughout the year.

LOCAL AND MOBILE SERVICE

     During the initial deployment stage of our local services, we relied primarily on door-to-door sales, reflecting the limited geographic extent of our conventional local telephone network build-out. After our wireless local loop was deployed, giving us ubiquitous presence in the major cities of our countries, we have used mass media to a greater extent to promote our local telephone services. Approximately 79% of local access line gross additions are made through direct sales and 21% are completed at our commercial points of sale.

     We market mobile services through direct sales, database marketing, telemarketing and focus on new users.

     In an effort to target the middle-class market for cellular services we launched Tricomtrol(sm) during 2001. This prepaid plan offers users the controlled spending indicative of prepaid plans along with the advantages of postpaid plans such as low rates and short-term loans to help customers acquire cellular equipment. We also restructured our postpaid plans in order to offer our clients more options. Our advertising strategy for PCS services focuses on our nationwide coverage, quality of service and competitive prices as well as handset rentals.

     Our corporate sales and marketing approach to large business customers is to offer comprehensive and customized telecommunications solutions for each corporate customer's needs. Our sales staff works with each customer to gain a better understanding of that customer's operations and to develop application-specific solutions that are appropriate for each customer. Many of our sales executives have engineering backgrounds or receive early training sessions in which they learn telecommunication fundamentals. The product development and customer service teams also offer them continuous support.

INTERNATIONAL LONG DISTANCE

     In addition to our Dominican local access and mobile subscribers, we market our long distance services to individual customers who do not have telephone services in their own homes. In the United States, we target the large immigrant Dominican communities and other ethnic populations.

     We feature our prepaid cards, Efectiva(TM) and Conexion(TM), in our basic services advertisements, as weLl as in individual advertising. Our advertising emphasizes the accuracy and reliability of our billing as well as savings. The Efectiva(TM) and Conexion(TM) cards are distributed at our commercial offices, call center and thRough wholesalers and retailers. We have three wholesale distributors in the Dominican Republic, who cover the entire country, as well as an internal sales force targeting smaller retailers: a total of 50,000 points of sale for our prepaid cards.

     Efectiva(TM) was the first long distance calling card in the Dominican Republic. At December 31, 2001, iTs market penetration was over 80% in retail stores around the country. Efectiva(TM) offers 20% to 30% more air-time than the competition.

     In 2001, we purchased a platform from Sixbell to manage prepaid services. This platform will allow us to offer prepaid customers several options to recharge their minutes. Customers will be able to purchase minutes through ATM machines, over the Internet and through cash registers in all of our customer service offices and affiliated businesses. The Sixbell platform is currently in its final phase of implementation and should be operational in the second half of 2002.

     Tricom USA advertises its prepaid cards on radio and through print media targeted at Dominican and other ethnic communities, mainly in the New York metropolitan area. Advertisements emphasize price and voice quality as well as patriotic or ethnic themes. Prepaid cards are distributed to wholesalers under our brand name and are sold primarily in small retail stores, including groceries, beauty parlors, drugstores and newsstands.

CABLE TELEVISION SERVICE

     We use a variety of methods to attract new basic subscribers. We currently maintain a call center to respond to incoming calls from potential subscribers. The call center staff is trained to respond to questions concerning our various service packages, as well as contact potential subscribers, market our services and receive payment for our services by credit card.

     We generally advertise on our cable broadcasts as well as on television and radio broadcasts and in magazines, newspapers and billboards. Our direct marketing includes flyers and promotional materials. Our telemarketing staff focuses on both attracting new subscribers, as well as upgrading our existing basic subscribers to one of our premium service packages. We market our cable services under the brand name, Telecable.

     Our current marketing strategy is intended to

          -    improve customer service,

          - develop aggregate value programs to promote subscriber loyalty and timely payments,

          - reinforce our market position by offering the most aggressive price-product combination in the market,

          - increase our subscriber base by increasing the penetration levels in our coverage areas, and by converting users that pirate our cable services to legitimate subscribers,

          -    increase our income per subscriber, and

          - capitalize on the development possibilities of new broadband services.

BROADBAND DATA TRANSMISSION AND. INTERNET

     For broadband data transmission services, we target the large Dominican businesses, which require more sophisticated technology and demand specialized service and support. Our marketing professionals place their focus in this sector, which includes multi-national corporations, local business conglomerates and large hotels. We offer our residential customers Internet access bundled together with local, wireless and other services. We also provide pre-installed Internet access through major Dominican computer retailers, including one-month of free Internet access with the purchase of a new computer. In a promotion to increase computer penetration in the country, we created our "ENTER-NET" plan, offering financing for computer equipment bundled with Internet access via our service through Bancredito: a bank affiliated with GFN, our largest shareholders. In 2001, we developed advertisement campaigns focused on promoting the speed and accuracy of our Internet dial-up services.

     During 2001, we launched several new services through a Shasta Platform that enables us to offer Firewall services and Virtual Private Networks, among others. During 2001, we launched wireless access to Internet, VPN, and Firewall services. We recently launched a number of broadband delivery systems. These platforms will enable us to increase our penetration into markets requiring high-speed data transmission and Internet access.

CUSTOMER SERVICE

     In the Dominican Republic, we provide customer care for all of our services through 17 service centers and 16 commercial offices. We plan to add 80 new service centers during 2002. We also provide payment services for our customers through several other businesses including supermarkets, banks and other commonly frequented businesses. There are approximately 373 such offices, all of which are linked to our central billing and collection system.

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

     We provide installation and repair services to our customers on par with such services provided by the best telecommunications companies throughout the world. In order to achieve this goal, we have established service benchmarks for, among other things, network availability, installation and repair intervals. We investigate other companies' response time and client promises in order to establish equal or better ones that will ensure our competitive advantage.

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

     During 2000, in an effort to improve our customer service, we implemented a customer relationship management (CRM) system, integrating our information systems and our customer relationship management software. This system allows customer service representatives to access all billing, service order and other client specific information. This enables us to offer speedier service and more efficient follow through and to monitor every step of the customer service relationship. During 2001, we implemented the Support and Field Service modules and during 2002 we will finish implementing the collections module.

BILLING AND CREDIT POLICIES

     We have developed an integrated billing system for local, long distance, cellular, cable television, paging and value-added services. The integrated billing system enables our customers to obtain a single bill, providing detailed information about charges for all services rendered. We have led the Dominican telecommunications market in the introduction of billing packages that provide detailed call reports with time-of-day, day-of-week and destination information as well as flexible billing discount programs which are similar to those found in the most competitive markets outside the Dominican Republic. Our subscribers can call our center and speak with a customer care representative and obtain account and statement information. Our customers also can access information over the telephone through "FONOCOM," an interactive voice response system that enables customers to consult their most recent calls and account balances. Our customers also may request a copy of their bill, which is then delivered to them via facsimile transmission.

     Cash payments may be made at walk-in commercial offices, centers and affiliated bank branches, or funds may be debited from credit cards or bank accounts. Our customers also may pay their bills at any one of our over 440 payment stations, which are located in neighborhood gas stations, grocery stores and other retail outlets.

     Residential customers, who are not prepaid customers, subscribing for basic telephone service are required to pay an installation fee of up to US$30. If the customer chooses to pay the installation fee in installments, he must pay a 50% down payment and the balance within two months. Each residential basic telephone service subscriber has a credit limit of approximately US$296. We contact any customer exceeding this credit limit and request that such customer pay all or part of the outstanding bill. In December 1999, we introduced a prepaid local access line program. This program appeals to customers who prefer to budget their telephone spending and allows us to expand our market to customers who otherwise would not qualify under our credit policies.

     We require all individuals wishing to subscribe for cellular and PCS services to own a credit card or prepay either by using the Amigo(TM) card or making a deposit through the Tricomtrol(sm) prepayment program. OUr service contracts do not cover a specified amount of time and remain in effect as long as each customer remains active and current in paying its bills. Each cellular and PCS service subscriber is assigned a credit limit, which varies depending upon the individual's monthly usage and payment history. We also use a credit bureau system to check the credit history of new clients.

     Since 1996, our policy has been to suspend service for all residential basic telephone service subscribers if payment is not received within 45 days after a bill is issued and to terminate service 45 days after the suspension date. Cellular, PCS and paging services are suspended when the prepayment balance is exhausted or when a customer's credit limit is reached. In order to reinstate service after termination, customers must pay US$15 for wireline services and US$5 for paging services. No fee is required to reinstate Internet services after termination. Cellular subscribers whose service has been terminated may reconnect only by purchasing an Amigo(TM) prepaid card or by paying US$11to obtain Tricomtrol services. Telecable customers muSt pay a US$7 fee to reinstate services.

     We had an average monthly churn rate for cellular and PCS subscribers of 4.6% in 2001 compared to an average monthly churn rate of 3.1% in 2000, reflecting primarily our decision to disconnect lower revenue-generating prepaid customers by shortening the expiration of our prepaid calling cards to 30 days. We calculate average monthly churn by dividing the number of subscribers disconnected during the year by the sum of subscribers at the beginning of each month during such year.

     TRICOM USA distributes its prepaid cards through wholesale distributors. Depending on their credit history and the length of their relationship with TRICOM USA, wholesalers are required to pay in full for calling cards upon delivery or are extended credit for up to 15 days. All distributors of prepaid cards in the Dominican Republic are extended credit for up to 30 days.

     TRICOM USA requires that new and smaller reseller customers pay on a weekly basis for long distance services. Some customers that have a previous relationship with TRICOM USA are extended credit for 15 to 30 days on average, depending on proven reliable financial condition. Traditional long distance carriers generally pay TRICOM USA within 60 to 90 days for traffic.

MANAGEMENT INFORMATION SYSTEMS

     Our business applications are designed to fulfill two principal necessities. First, to generate accurate information in real time, which is then readily accessible to employees at all levels of the organization, particularly those dealing directly with customers. Second, to provide our customers with direct access to pertinent information from our computer network. For this reason, we have designed a fully integrated, open architecture network.

     Our business applications are developed according to industry standards and include the following characteristics:

     -    Tailor made features;

     -    UNIX operating system;

     -    Enterprise Relational Data Base;

     -    GUI;

     -    Table driven; and

     -    Open systems.

     We use Oracle as our unified database and software application development tool set. We use Oracle Financials as our ERP system, which includes the following modules: accounts payable, accounts receivable, general ledger, purchase orders, inventory control and fixed asset accounting.

     We have developed an integrated billing and customer care system that runs on the Oracle platform. Our billing system rates calls in one-second increments for calls made from our retail telephone centers, six-second increments for calls made with our prepaid calling cards and one-minute increments for calls made from local access lines, cellular and PCS telephones. It also enables us to rate calls according to each customer's specific service package, thus permitting us to offer tailored packages. This application has been so successful that, in August 2000, we entered into a product marketing alliance agreement with Codisa Software Corp., a leading Latin American developer and provider of business applications, for the exclusive distribution of Tricom's advanced billing and operational support platform.

     The main features of our Billing System include: convergent (wireless, wireline, Internet, data, paging, dispatch); credit scoring; post and pre-paid: direct debit; credit card; point of sale; cash registers; commissions; multi currency; accounting (automatic interface to GL); web statement and payment; unlimited number of billing cycles; pre-cycle; concurrent billing cycles; flexible handling of letters; messages: inserts and several other functions.

     The main features of our customer care system are: provisioning for wireless, wireline, Internet, data, paging, dispatch and cable television; retention; trouble tickets; inventory; maintenance; scheduling; plant records; directory listing; claims handling and resellers; multi location; use of Electoral Census data base; corporate quotations; online switch programming (for automatic activation, disconnect, reservation, etc.); product configuration; customer profile: and Map Viewer/EWO. Our Lan/Wan structure is supported by a high-speed metropolitan network that communicates with our main offices through fiber optic cable with alternating routes in a 36 kilometer radius around the capital city of Santo Domingo. Our net switches are strategically located in our main IT centers, allowing users direct access to our applications with the same response time from virtually any location. This network is supported by a combination of state-of-the-art technology from Cisco Systems and Enterasys Networks (formerly Cabletron) conforming a system of intelligent network paths allowing us to seamlessly and automatically switch connections between points.

     Our Lan topology includes: Gigabit Ethernet Backbone over fiber; TCP/ IP protocol; 100 Mbps dedicated connection for each user; structured cabling, redundancy; 24x7 monitoring and support; and flexible network structure.

     Our Wan topology includes: TCP/ IP protocol; frame relay; T1; wireless network; VPN access for backup of overseas sites and round-the-clock monitoring; and support of the Wan.

     Remote sites include New York, Miami, Puerto Rico, Panama, and over seventy other sites.

NETWORK INFRASTRUCTURE

     Our state-of-the-art network includes:

     -    Our local access network;

     -    A digital wireless point-to-point transmission system;

     -    Our mobile network;

     - Two satellite earth stations in the Dominican Republic and capacity in eleven international undersea cables; and switches in New York, Puerto Rico and in Miami to connect international traffic originating in the U.S; and

     -    Our cable television network.

     We invested over $800 million from 1992 through 2001 to develop our network, which is fully digital except for portions of our cellular network.

LOCAL SERVICE AND MOBILE NETWORK

     The core of our network is composed of Nortel International gateway switches. These switches have switching capacity of more than 4,300 digital trunk lines and possess special features such as ultra-high-speed, port-to-port call switching that can handle 240,000 calls per second. Our switch time-of-day capability allows us to distribute efficiently our telecommunications traffic and provide, as a result, more competitive pricing. Our switches also provide statistical call distribution information, which allows us to control our flow of traffic. Without such capabilities, we would have to conduct these monitoring tasks manually. The switches also enable us to use one common channel for signaling purposes, optimizing the channels available for voice transmission. Without this capability, a network must use each of its channels to signal the origination and termination for each call, which often results in uncompleted calls and poor circuit utilization.

     Our wireline local access network is composed of Nortel central switches, 39 remote switches and 51 digital loop carriers. Each of the central switches is capable of supporting up to 90,000 customers. Our Northern Telecom switches enable us to offer value-added services including caller identification, three-way calling and automatic recall. Our intra-city network is comprised of 500 route miles of fiber optic cable and over 3,000 miles of copper cable in seven cities.

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

     We transmit our domestic traffic through a fully redundant digital wireless point-to-point backbone system, which provides both intra-city and inter-city telecommunications services. A point-to-point backbone system is a dedicated connection between two endpoints of a communications network. The backbone system links approximately 85% of the country's population, including Santo Domingo, Santiago, San Francisco de Macoris and certain key areas in the eastern and northern regions of the country like Puerto Plata and Higuey, integral to the tourist and agricultural sectors, respectively. The wireless point-to-point system serves the areas that have high telecommunications usage, including large industrial and commercial areas. We interconnect with Codetel in 12 cities of the Dominican Republic.

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

     Our cellular network in the Dominican Republic uses analog technology and our PCS network uses CDMA or digital protocol. Our analog mobile network currently has 95 cell sites and two mobile switching centers, in Santo Domingo and Santiago, which enable us to provide mobile coverage to those regions of the Dominican Republic with the greatest demand for mobile services. To provide PCS service, we use two Motorola digital switches, 118 cell sites and ten digital repeaters, which allow us to provide PCS service in 14 main cities and continuous coverage in the main highway routes of the country.

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

     By purchasing and leasing international traffic capacity from various systems, we have diverse options to route our international traffic, and are fully connected to the international network. We have purchased capacity in international submarine fiber optic cables that have been built to send and receive international traffic to and from various countries. These submarine cables include Americas I, Columbus II, Columbus III, TAINO CARIB and Antilles 1, which directly provide service, or connect with other cables that provide service to Latin America, the Caribbean and Europe. We own 23% of the Antilles 1 submarine cable, which connects the Dominican Republic to the United States via Americas I, Columbus II, Taino Carib, Americas II and Arcos I. In addition, we have an earth station, which connects to the PanAmSat satellite system, and an earth station, which connects to the INTELSAT satellite system serving the Atlantic region, Africa and Europe. The use of these satellite facilities also allows us to route international traffic between the Dominican Republic and most other countries in the world.

CABLE TELEVISION NETWORK

     Our cable television uses a broadband network employing radio frequency transmission over coaxial and/or fiber optic cable to transmit multiple channels carrying images, sound and data between a central facility and a subscriber's television. Coaxial cable is a type of cable used for broadband data and cable systems. This type of cable has high-quality broadband frequency characteristics, noise immunity and physical durability. Fiber optic cable is a communication medium that uses hair-thin glass fibers to transmit signals over long distances with less signal loss or distortion than coaxial cable. Our existing cable network consists of three major portions: a master headend, a distribution network and nodes. At our master headend, programming signals are received, processed, amplified and then sent through our distribution network, which consists of fiber optic and coaxial cables connected to nodes. A node, which is typically shared by a number of subscribers within the same area, is a single connection to any of our distribution network's main fiber optic cables that receives and transmits signals. One node in our existing network typically serves an average of 820 homes passed. Programming signals then travel, via coaxial cable, from nodes into subscribers' homes. As part of our plan for the expansion and upgrade of our network, we plan to redesign our distribution network by installing hubs and additional nodes to improve the quality and redundancy of our services. Hubs receive signals from the headend and retransmit signals to the nodes, increasing the quality and reliability of the signals.

     At December 31, 2001, our cable network consisted of approximately 204 miles of fiber optic cable, 718 miles of coaxial cable and 208 nodes, passing approximately 170,000 homes. Approximately 98% of our network is constructed above ground, with a small percentage of the fiber optic cable constructed under ground. We are expanding and upgrading our existing cable into a broadband bi-directional network that will provide us with a platform for the delivery of a broad range of services. At December 31, 2001, approximately 40% of our network had bi-directional capability, and we expect that more than 60% of our current network will have bi-directional capability by the end of 2002.

     The expansion and upgrade of our network involves the conversion of our existing cable network into a broadband bi-directional network. A broadband bi-directional network combines the use of fiber optic cable, which can carry hundreds of video, data and voice channels over long distances, with coaxial cable, which requires a more extensive signal amplification in order to obtain the desired transmission levels for delivering programming signals and nodes. We believe that the primary advantages of a broadband bi-directional network over a coaxial cable network include:

     - greater bandwidth, which allows us to provide Internet access and other multimedia;

     -    communications services;

     -    better signal quality and reliability;

     -    increased channel capacity;

     - a reduction in the number of homes per node, which improves the overall capacity of the network and reduces the number of households affected by a disruption in the network; and

     -    bi-directional capability.

BROADBAND DATA TRANSMISSION AND INTERNET NETWORK

     Our Internet Services is provided by a Sun, 3Com and Cisco platform. The network has equipment to connect to international carriers, including Teleglobe, UUNET and Sprint. Currently, we have the capacity to handle more than 10,000 dial-up users and provide email, Internet connection, web hosting, news and real audio/video.

     Other new services are under development through a Nortel Network Shasta Platform, which became operational in the first quarter of 2002. This platform will enable us to offer our customers firewalls for xDSL and lease lines, bandwith control and auto-bandwidth, filtering, captive portal, content, and virtual private networks.

     Data communications services are primarily targeted to the business community and provided at a variety of speeds. Our data communications network consists of Newbridge Alcatel data multiplexing nodes, which are network connection points that allow for the transmission of two or more signals over a single channel, linked to fiber optic ring and digital wireless point-to-point radio links. The "last mile" to the customer is provided through fiber optic cable and/or digital wireless point-to-point radio links. Currently we have 8,177 access lines offering speeds in excess of 56 kilobytes per second. Our data network has the capability to monitor the communications link all the way to customer desktop level and to support multiple data protocols such as ATM and frame relay.

     Our technology infrastructure is built and maintained to assure reliability, security and flexibility and is administered by our technical staff. Each of our servers can function separately, and multiple redundant machines serve key components of our server architecture.

     We maintain our central production servers at the data center of our headquarters. Our operations depend on the ability of the network operating centers to protect their systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins or other events.

     Our local and mobile employ in-house and third-party monitoring software to monitor access to our production and development servers. Our reporting and tracking systems generate daily traffic, demographic and advertising reports, which are copied to backup tapes each night.

COMPETITION

LOCAL AND MOBILE OPERATIONS

     We currently compete against three other telecommunications companies in the Dominican market: Codetel, Centennial Dominicana and France Telecom (Orange). Codetel, a wholly owned subsidiary of Verizon, is an integrated communications service provider, which has the largest number of local access lines and subscribers for mobile services in the country. Orange, a subsidiary of France Telecom Group, initiated cellular operations in the fourth quarter 2000. Orange operates a GSM 800 MHZ network in the main cities of the country. In 2001, Orange implemented an aggressive expansion strategy based on low prices in mobile equipment and distribution network with dealers. Orange subscribers represent in excess of 20% of the subscribers for mobile services in the Dominican Republic. Centennial Dominicana, a joint venture of Centennial Communications Corp. launched PCS wireless services in the last quarter of 2000. Centennial offers low long distances calling rates to the United States from the Dominican Republic.

     The Dominican government also has granted concessions to the following telecommunications companies which either have not yet commenced operations or have minimal operations: Telecomunicaciones America, C. por A., Compania Telefonica del Norte, S.A., Servicios Globales de Telecomunicaciones, S.A., Defisa, S.A., Comunicaciones Dominicanas S.A., Turitel S.A. Economitel C. por A., and Servicios Moviles de Comunicacion, S.A., (MOVICELL). Each of the concessions allows for the provision of the same telecommunications services that we provide.

     In addition, several international companies have expressed serious interest in entering the Dominican telecommunications market to Indotel. These include AT&T, US Sprint, DG Cell and Telefonica S.A.

INTERNATIONAL LONG DISTANCE

     The international telecommunications industry is intensely competitive and subject to rapid change precipitated by changes in the regulatory environment and advances in technology. Our success depends upon our ability to compete with a variety of other telecommunications providers in the United States and in each of our international markets. Our competitors include large facilities-based multinational carriers including AT&T, MCI/WorldCom and Sprint, smaller facilities- based wholesale long distance service providers in the United States and overseas that have emerged as a result of deregulation and switched-based resellers of international long distance services. Competition primarily is based on price, although reliability, quality of transmission, routing capacity and customer service also are competitive factors. We expect that competition will continue to intensify.

CABLE TELEVISION SERVICES

     We are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed as of December 31, 2001. As of that date, our cable network served 64,466 subscribers, including 56,896 basic and premium subscribers and 7,570 commercial rooms, with approximately 170,000 homes passed. We face little competition in Santo Domingo and surrounding areas from other cable television operators. Indotel reports 112 cable operators in the Dominican Republic, including illegal cable television providers, and is currently attempting to register all illegal cable television providers.

     We also face competition from widespread pirate direct broadcast satellite
(DBS) transmission. There is no legal DBS service offered in the Dominican Republic. For several years, the Dominican pay television market has been harmed by the persistent violation of copyright laws or "piracy." TCN Dominicana has deployed encoding technology to aid in reducing piracy from its network.

     All pay television service providers, including cable television systems, DTH satellite services and multi-point, multi-channel distribution system operators, face substantial competition from other signal delivery methods, including television broadcasters. The ability of potential subscribers to directly receive traditional public over-the-air television signals from television broadcasters may hinder our ability to obtain additional subscribers.

CENTRAL AMERICA MOBILE SERVICES

REGIONAL STRATEGY

     We have identified markets in Central America in which we intend to offer specialized mobile radio services using Motorola's iDEN(R) technology. We believe that Central America is an attractive market to target as one congruous telecommunications region. We recently completed the construction of our digital network in Panama and initiated services in April 2002. We currently do not anticipate construction of network or offering services in other countries until we have established our operations in Panama and obtained additional financing. If we proceed with our strategy, we plan to be the first telecommunications operator to establish a seamless intra-regional specialized mobile service network targeted at business customers using a single transmission technology, iDEN(R), in the major business centers in Central America where the majority of the urban population resides.

     We have interests in international fiber optic submarine cable systems that connect Central America and the Caribbean with the United States and Europe. These facilities will enhance the implementation of our intra-regional strategy, as well as contributing to our share of international traffic. Our interests in submarine cable systems and our ownership of switching facilities enable us to originate, transport and terminate traffic at reduced costs. We also will capitalize on our scalable back office systems, which integrate sales, customer service, collections and financial control functions. These allow us to expand our operations in a cost-efficient manner. Our objective is to provide roaming throughout the region using a unified platform. This will allow us to achieve cost savings in network buildout. Our undersea fiber optic facilities provide connections between each of our targeted markets and our support systems in the Dominican Republic. Generally, in implementing our digital mobile network strategy, we intend to form a strategic alliance with a local group in each country to expand our telecom services and to promote and use the TRICOM name in each market.

     We intend to create a digital mobile network in each of our targeted markets using Motorola's proprietary iDEN(R) technology. iDEN(R) technology provides one network with four communications systems: dispatch radio, full-duplex telephone interconnect, short message service and data transmission, including packet data and circuit data.

     Developed by Motorola, iDEN(R) is a high-capacity digital trunked radio system providing integrated voice and data services to its users. The iDEN(R) system uses M16-QAM digital modulation and VSELP (Vector Sum Excited Linear Predictor) speech coding techniques coupled with Time Division Multiple Access
(TDMA) channel access methodology to enhance channel capacity and system services. In the iDEN(R) system, a single inbound/outbound frequency pair (25 khz. Bandwith) is shared among six users through the creation and use of six 15-millisecond time slots. Each user transmits and receives during (and only during) one of the time slot intervals, so that the transmission from any given mobile radio is a pulsed RF signal with a 1/6 or 1/3 duty cycle. The base radio is able to transmit and receive during any of the six or three time slots. Each mobile radio user is assigned a unique channel designation, which is defined by both a carrier number and a time slot definition. The carrier number specifies the inbound/outbound frequency pair.

     On July 31, 2000, we entered into an infrastructure supply agreement to buy systems and license the iDEN(R) technology from Motorola. This serves as a regional frame agreement for our purchase of systems for each country in the region, except Belize. The system components to be supplied include switches, radio subsystems dispatch systems, packet data and intelligent network components. Motorola will provide installation, integration, optimization, management and system engineering, software maintenance and training services. The agreement also provides price discounts for enhanced base transceiver stations, or EBTS, which are antennae located at base sites to provide radio coverage in specific geographic areas, based on the volume of our orders. The agreement contains a warranty for Motorola manufactured hardware equipment for 12 months following the date of shipment and other customary terms and provisions. In addition to the iDEN(R) technology, it will be necessary for us to purchase additional technologies and site components from third parties, including microwave radios, towers, shelters and power generators.

PANAMA

OVERVIEW

     In 2001, we purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., now Tricom Panama, S. A., which owns the frequency rights for 107 channels of 25 megahertz each. Tricom Panama has approximately 2,200 analog mobile users. These frequencies will give us access to nationwide coverage, covering a population of approximately 2.89 million people. In Panama, frequency rights are granted for 20 years and are automatically renewable for additional 20 year terms.

     We recently completed the construction of our digital network in Panama City and Colon (the two largest cities in Panama) and the transportation corridors that link those cities with airports and ports. We are also in the final construction stages of our network along the corridor that connects Panama City, the capital, with its satellite cities and the most important beaches, recreational and tourist areas of the country. To date, we have invested $37 million in this deployment, primarily for the purchase of:

     - a switching office for telephone and radio communications dispatch through which mobile service traffic is originated or terminated;

     - enhanced base transceiver stations, which are antennae located at base sites to provide radio coverage in specific geographic areas; and

     -    site acquisition and construction.

     Our expected completion date for this phase of the buildout is the second quarter of 2002.

     On April 8, 2002, we began to offer our iDEN(R) services in Panama.

MARKET OPPORTUNITY.

     At December 31, 2000, Panama had a population of approximately 2.89 million, with an estimated Gross Domestic Product of $7.4 billion in 2000, and a Gross Domestic Product growth rate of 2.5% for that year. Approximately 57% of the population lives in urban areas. Mobile penetration for Panama in 2001 was 17% while wireline penetration was 12.1%.

MARKETING PLANS

     We will offer specialized mobile radio services, including two-way radio, and interconnect services. We plan to offer our digital services mainly to business customers, offering a wide range of bundled programs with different services and pricing plans, customized to meet our clients' specific needs. We are currently marketing our services through direct sales and intend to do so through independent dealers as well.

COMPETITION

     The mobile market in Panama has been open to competition since 1996. TRICOM Panama's digital radio services will compete with the two digital wireless communications providers in the country, Cable & Wireless of Panama and BSC of Panama (a subsidiary of BellSouth), as well as with several analog trunking operators. The Panamanian government granted a 10-year duopoly service concession to both digital wireless operators in 1997 as part of the privatization of the telecommunications industry. Panama had an estimated 17% wireless penetration at year-end 2001.

REGULATORY AND LEGAL OVERVIEW

     To provide telecommunications services, a Panamanian or foreign company must obtain a service concession from the ENTE REGULADOR DE SERVICIOS PUBLICOS, or ENTE. There are two types of service concessions, Type "A" and Type "B". Type "A" service concessions currently are awarded on an exclusive basis. Services under a Type "A" category concession include basic telecommunications and cellular services. Additional concessions of this type will not be granted again until 2003 for basic telephony and long distance and until 2007 for PCS services.

     Type "B" service concessions are awarded on a non-exclusive basis to companies which meet specific requirements and complete the application procedures for the services they wish to provide. Applicants must include a form of the contract they intend to enter into with potential customers and a diagram of the system that will be operated in order to provide the contemplated services, among other information. Applicants may submit their applications to provide Type "B" services on any one of four specified dates a year. Additionally, since Type "B" telecommunications service concessions are open to all companies which meet the requirements, the terms of the concession are the same for all concession holders. However, each concession holder must comply with fair competition practices in providing services to its clients and in relation to other concession holders. Concession holders also must provide services in a nondiscriminatory manner. Concession holders may also assign or transfer their concessions to other companies which meet the same requirements that ENTE considered at the time it awarded the concession, subject to ENTE's authorization. ENTE may only deny a transfer or assignment when the transfer or assignment would be prohibited by law or against fair competition practices. Telecommunications providers are required to pay annual fees to the government of 1% of their total gross revenues.

     Tricom Panama has four of the twenty-six Type "B" service concessions, one to provide each of the following services: (1) conventional trunking systems for public or private use, (2) fixed or mobile radio communication services, (3) data transport services, and (4) paging services.

     Panamanian telecommunications law prohibits companies providing trunking mobile services to hand off telephone calls, even if the hand-off would be from one site to another site owned by the same trunking company. Our iDEN(R) system does not permit hand-off. Therefore, we have built additional EBTS in Panama to minimize the number of calls dropped due to handed-off failures. We believe that additional EBTS will prevent a higher percentage of dropped calls than would otherwise occur due to the effect of this restriction on hand-off under Panamanian law.

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

     Tricom Panama requested interconnection from Cable & Wireless. With the intervention of the ENTE, the parties negotiated and agreed upon most of the terms of interconnection, except for access charges and certain other economic aspects, which the parties were not able to agree upon. The ENTE resolved the impasse by mandating the access charges and other economic aspects. Thereafter, Cable & Wireless refused to sign the interconnection agreement on the ground that it might be prohibited from doing so by a precautionary measure obtained by BSC of Panama against Tricom Panama in August 2001. Such precautionary measure, which following an appeal was lifted in December 2001, had ordered Tricom Panama to cease the installation of its iDEN(R) system in Panama. The ENTE has imposed on Cable & Wireless sanctions of US$5,000 per day until it signs the interconnection agreement with Tricom Panama. Cable & Wireless appealed the ENTE's sanctions order before the Supreme Court, and the case is pending decision.

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

GUATEMALA AND EL SALVADOR

     In 2000, we were awarded, in a government auction, radio frequency rights in Guatemala to 172 channels of 25 megahertz, providing us with nationwide coverage. We have also acquired the spectrum to operate our iDEN(R) network in El Salvador through the purchase of radio frequency rights for an aggregate of 185 channels of 25 megahertz, 175 of which we purchased from a U.S. telecommunications company that previously owned the rights and 15 of which we acquired through a government auction. We currently do not intend to develop a network in either Guatemala or El Salvador in 2002.

REGULATION

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

     In addition, the law created an independent regulator with strong regulatory powers, the Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones, or Inodotel), and established the regulator's responsibilities, authorities and procedures. The regulator is headed by a five-member council, the members of which serve a four-year term, and includes a representative from the telecommunications industry. Among other responsibilities, Indotel is charged with implementing telecommunications development projects to satisfy the requirements of the Universal Service Principle. Law No. 153-98 grants Indotel control over all frequency bands and channels of radio transmission and communications within the country and over its jurisdictional waters.

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

RECENT REGULATORY INITIATIVES

PROPOSED TELECOMMUNICATIONS REGULATIONS

     In 2001 and 2002, Indotel initiated several public inquiry processes, like a U.S. Federal Communications Commission notice for proposed rule making, in connection with several proposed regulations. In November 2001, Indotel published for public comment the "National Routing Plan", which, among other things, intends to divide the country into five regions, within each of which telephone calls would be deemed local. In December 2001, Indotel initiated a public inquiry process for the issuance of pending interconnection regulations. The draft interconnection regulations include the unbundling tenet and several other elements similar to those of the system under the US 1996 Telecommunications Act. In January 2002, Indotel commenced a public inquiry process as to several other regulation projects including a non-rounding up regulation which seeks to establish the second as the traffic measurement and pricing unit within the telephone network. This impedes telephone companies from being able to round up to the next minute fractions of traffic (though a call lasting less than a minute can be rounded up to one minute). Another proposed regulation is aimed at providing subscribers the right to choose whether or not to use the voice mail services of the called party. The adoption and implementation of all or any one of these proposed regulations could have a financial impact on our telecommunications business.

PROPOSED CABLE REGULATION

     In July 2001, Indotel initiated a public inquiry process in connection with a proposed cable broadcasting regulation. The draft cable broadcasting regulation contemplates the "must-carry" rule. Under such rule, cable systems are required to carry virtually "for free" the signals of UHF and VHF channels. The adoption and implementation of this proposed regulation could have a financial impact on our cable television business.

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

PROPERTY, PLANT AND EQUIPMENT

     Our principal properties consist of our fiber optic network, satellite earth stations, nodes and real estate. At December 31, 2001, the net book value of our real estate and equipment was approximately $686 million. Our real estate holdings are strategically located throughout the Dominican Republic, providing the infrastructure for the telecommunications network and sales facilities. Most of our properties are related directly to our telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, wireless point-to-point radio equipment and digital switching nodes. Our current headquarters are located in downtown Santo Domingo in a building that we own.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REVENUE OVERVIEW

     We derive our operating revenues primarily from toll revenues, international revenues, local services, data and Internet, cellular and PCS services, cable television services, the sale of equipment and installations. The components of each of these services are as follows:

     Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, and other carriers, for calls that originate in or transit their networks but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards, which are recognized as the calling cards are used or expire.

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

     Data and Internet revenues consist of fixed monthly fees received from our residential and corporate customers for high speed broadband data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, frame relay, digital subscriber lines, or xDSLs, that provide high-bandwidth transmission of voice and data over regular telephone lines and very small aperture terminals, or VSATs, relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the internet.

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

     Cable television revenues consist of monthly fees derived from basic programming, expanded basic programming, premium services, digital music services, Internet access, installation and revenues from advertising sales to national advertisers on non-broadcast channels we carry over our cable communications systems. Cable television revenues are recognized when the service is provided and collection is probable.

     Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular phones and PCS. Beginning with January 1, 2000, we have recognized these revenues over the estimated period in which, based on our experience, we retain such clients. Initially we estimated this period as 35 months. Effective October 2, 2001, we revised this period to 24 months, based on our experience with clients. In prior periods, we recognized these revenues when they were collected.

     Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

     The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

                                                    YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1999      2000      2001
                                                 --------  --------  --------
            Toll                                   13.5%     12.8%     11.9%
            International                          35.5      37.5      33.6
            Local service                          19.5      22.9      26.0
            Data and Internet                       0.3       1.5       3.4
            Cellular and PCS                       15.5      16.0      15.3
            Paging                                  1.6       0.8       0.4
            Sale of equipment                       4.5       2.3       1.1
            Installation and activation fees        9.1       6.1       5.9
            Cable                                     -         -       1.9
            Other                                   0.5       0.1       0.4
                                                 --------  --------  --------
                                                  100.0%    100.0%    100.0%
                                                 ========  ========  ========

     The following table sets forth certain items in the statements of operations and EBITDA expressed as a percentage of total operating revenues for the period indicated:

                                                    YEAR ENDED DECEMBER 31,
                                                 ---------------------------
                                                   1999      2000     2001
                                                 --------  -------  --------
            Operating costs                        75.7%     81.7%    94.1%
            Operating income                       24.3      18.3      5.9
            Interest expense, net                  11.7      13.7     16.3
            Other income (expenses), net          (11.2)    (13.9)   (15.9)
            Earnings (loss) before income taxes,
            minority interest and cumulative
            effect of accounting change            13.1       4.4    (10.0)
            Net earnings (loss)                    12.9      (3.2)    (9.5)
            EBITDA                                 44.1      39.1     33.7

2001 COMPARED TO 2000

     OPERATING REVENUES. Our total operating revenues increased 8.7% to $243.8 million in 2001 from $224.3 million in 2000. This growth stemmed primarily from increases in revenues from local service, data and Internet, cable television and wireless services, offset, in part, by decreased international revenues and decreased revenues from the sale and lease of equipment.

     TOLL. Toll revenues increased 1.2% to $29.0 million during 2001 from $28.7 million for 2000, primarily as a result of higher interconnection charges and a higher volume of domestic long distance traffic, offset, in part, by decreased revenues derived from outbound international traffic.

     Revenues from interconnection charges increased 13.3% to $8.1 million during 2001 from $7.2 million in 2000. The increase in interconnection charges reflected the growth in our local access subscription base, as well as growth in the Dominican telephony markets.

     Revenues from outbound international calls decreased by 12% to $14.5 million during 2001 from $16.5 million in 2000, primarily as a result of a decrease in the price per minute for outbound international calls for residential and commercial customers. The average price per minute for outbound international calls declined to

$0.54 in 2001 from $0.89 in 2000. Outbound international minutes increased by 1.9% to 33.1 million in 2001 from 32.5 million minutes during 2000, reflecting increased traffic volume from our cellular and PCS customers.

     Domestic long distance revenues increased 5.9% to $5.4 million during 2001 from $5.0 million in 2000. Domestic long distance minutes increased by 10.8% to
50.8 million minutes during 2001 from 45.9 million minutes during 2000. The increase in domestic long distance minutes resulted from higher traffic volume from our retail call centers. The increase in domestic long distance minutes was offset in part by an approximate 16% decrease in 2001 in the average price per minute. Pending regulatory proposals that would divide the Dominican Republic into five zones and provide that intrazone calls are local could have the effect of decreasing rates for some calls if the regulations are adopted.

     INTERNATIONAL. Our international revenues decreased 2.6% to $82.0 million in 2001 from $84.2 million in 2000, primarily as the result of continued pricing pressures for traffic between the United States and the Dominican Republic. Our average settlement rate was $0.095 per minute during 2000 and $0.053 per minute during 2001. The volume gains achieved in 2001 were not sufficient to offset pricing declines, particularly during the fourth quarter of 2001, in which international revenues decreased 16% from international revenues in the fourth quarter of 2000.

     Inbound minutes increased by 30% to 732.7 million minutes in 2001 from
563.4 million in 2000. TRICOM USA accounted for approximately 86.0% of our total inbound minutes in 2001 compared to 71.1% in 2000. Total minutes from our U.S.-based international long distance prepaid cards increased by 48.1% to 205.2 million minutes in 2001 from 138.6 million during 2000. Revenues from our U.S. based international long distance prepaid calling cards increased by 27.6% to $31.6 million in 2001 from $24.8 million in 2000.

     LOCAL SERVICE. Local service revenues increased 23.6% to $63.4 million during 2001 from $51.3 million in 2000, primarily as the result of the continued growth in the number of local lines in service. In 2001, we added 29,040 net local access lines compared to 29,386 net local access lines added in 2000. At December 31, 2001, we had 177,352 local access lines in service compared to 148,312 local access lines in service at December 31, 2000 representing a 19.6% increase.

     As a result of a higher number of lines in service, measured local service revenues increased by 23.1% to $13.2 million in 2001 from $10.8 million in 2000. Revenues from monthly fees increased by 20.6% to $40.3 million in 2001 from $33.4 million in 2000. Revenues derived from cellular calls under the calling-party-pays system increased by 37.3% to $6.5 million in 2001 from $4.8 million in 2000. Our average monthly churn rate for local service was 1.9% in 2001 compared to 2.3% in 2000. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

     DATA AND INTERNET. Data and Internet service revenues increased 138.9% to $8.3 million in 2001 from $3.0 million in 2000, primarily as the result of the continued growth in the number of data and Internet subscribers. The number of our data and Internet subscribers grew to 8,713 at December 31, 2001 compared to 6,080 at December 31, 2000. The increase in revenue also reflects an increase in our average basic monthly rent as well as revenues that we received from our contract with the Dominican government to provide data and Internet services to Dominican public high schools.

     CELLULAR AND PCS. Our cellular and PCS revenues grew 4.2% to $37.3 million in 2001 from $35.8 million in 2000. The growth in our wireless operations was the result of a 27.7% increase in subscribers. At December 31, 2001, we had 364,059 cellular and PCS subscribers compared to 284,991 at December 31, 2000. As a result of a higher average subscriber base, minutes of usage increased 22.6% to 204.2 million minutes in 2001 from 166.6 million minutes in 2000. The average price per minute of use declined to $0.20 in 2001 from $0.24 in 2000, reflecting increased price competition initiated by new entrants to the market in 2000.

     We attribute the substantial growth of our subscriber base to the continued success of our prepaid cellular program. Prepaid cellular and PCS services generated approximately 70% of our total minutes of use and 71% of total cellular and PCS revenues in 2001. Prepaid revenues increased by 27.6% to $26.7 million in 2001 from $20.9 million in 2000. Revenues from post paid subscribers declined by 16.8% in 2001 from 2000, reflecting a decline in the number of post paid subscribers. We initiated programs in 2002, which have resulted in increasing our postpaid subscriber base. Our average monthly churn rate for cellular and PCS services increased to 4.6% in the 2001 from 3.3% in 2000 reflecting primarily our decision to disconnect low-usage prepaid subscribers during 2001.

     PAGING. Paging revenues decreased 38.3% to $1.1 million in 2001 from $1.7 million in 2000, primarily as a result of the Company's decision to focus on having new customers move away from paging services and into prepaid cellular services. At December 31, 2001, we had 12,090 paging subscribers compared to 21,622 paging subscribers at December 31, 2000. Our average monthly churn rate for paging services increased to 4.3% in 2001 from 3.3% in 2000.

     SALE OF EQUIPMENT. Revenues from the sale of equipment decreased 49% to $2.7 million in 2001 from $5.3 million in 2000, primarily as a result of lower sales of cellular and PCS handsets and private branch exchanges and key telephone systems. We have entered into arrangements for the distribution of cellular and PCS services through major electronics retailers. These arrangements have decreased equipment sales revenues but we believe added subscribers and we believe contribute to increased cellular and PCS service revenues.

     INSTALLATION AND ACTIVATION. Installation and activation revenues increased 4.4% to $14.3 million in 2001 from $13.7 million in 2000, primarily as a result of higher average activation fees for local access service, offset, in part, by lower revenues derived from lower average activation fees charged for cellular and PCS services. In response to competition, recently we have not charged activation fees for new cellular and PCS customers.

     CABLE TELEVISION. In the fourth quarter of 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market including the concession granted by the Dominican government to operate a cable system. Revenues from cable television services totaled $4.7 million in 2001, primarily from basic and premium programming services and advertising sales. At December 31, 2001, we had 64,466 cable subscribers, including 56,896 basic and premium subscribers, and 7,570 commercial rooms. Programming services revenues totaled $3.9 million and advertising revenues totaled $768,000 in 2001.

     OPERATING COSTS.

     Major components of operating costs are:

     - satellite connections and carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic and payments for international satellite circuit leases;

     - programming costs, which are amounts paid to programming providers for licenses to broadcast on our cable television network basic and premium programming and other content;

     - interconnection costs, which are access charges paid primarily to Codetel and payments for international satellite circuit leases;

     -    depreciation of network equipment and leased terminal equipment;

     -    expenses in lieu of income tax; and

     - selling, general and administrative expenses, which include salaries and other compensation to personnel, non-network depreciation expense, maintenance expenses, marketing expenses, emmissions and other related costs.

     Our operating costs increased to $229.3 million in 2001 from $183.3 million in 2000. These results reflect higher network and non-network depreciation expenses resulting from a higher depreciable capital base as a result of our capital investment and domestic and international network expansion programs. It also reflects higher general and administrative expense primarily from increased commissions due to the growth of our retail prepaid card operations in the United States. As a percentage of revenues, operating costs increased to 94.1% in 2001 from 81.7% in 2000.

     SATELLITE CONNECTIONS AND CARRIER COSTS. Satellite connections and carrier costs decreased by 0.4% to $68.3 million in 2001 from $68.6 million in 2000, primarily as a result of lower outbound carrier costs. Outbound carrier costs decreased by 17.6% to $29.3 million in 2001 from $35.6 million in 2000, reflecting decreases in outbound revenues.

     PROGRAMMING COSTS. Programming costs totaled $1.2 million in 2001.

     NETWORK DEPRECIATION AND NON-NETWORK DEPRECIATION EXPENSE. Network depreciation increased 51.7% to $44.5 million in 2001 from $29.3 million in 2000, as a result of a higher depreciable asset base due to the continued investments in our local and international networks, including telecommunications equipment and facilities. Non-network depreciation expense with respect to other fixed assets grew 45.4% to $9.9 million in the 2001 from $6.8 million in 2000.

     EXPENSE IN LIEU OF INCOME TAXES. We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes during 2001 increased by 24.3% to $12.6 million from $10.2 million in 2000.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, General and administrative expenses, excluding non-network depreciation expense, increased 39.1% to $88.8 million in 2001 from $63.9 million in 2000. The increase in the amount of selling, general and administrative expenses reflected the greater amount of commissions paid to wholesale distributors of prepaid cards, as a result of a higher number of prepaid cards sold in the United States and the expansion of our prepaid cellular subscriber base in the Dominican Republic, and other expenses, including legal, maintenance and repair of equipment. Commissions paid to wholesale distributors of prepaid cards grew 40.4%% to $16.3 million in 2001 from $11.6 million in 2000. Other expenses increased 29.5% to $18.3 million in 2001 from $14.1 million in 2000. At December 31, 2001, we had 1,829 employees compared to 1,740 employees at December 31, 2000. Salaries and other compensation to personnel increased by 6.6% to $29.0 million in 2001 from $27.2 million in 2000. Marketing expenses increased by 4.1% to $4.5 million in 2001 from $4.3 million in 2000.

     As a percentage of total operating revenues, selling, general and administrative expenses, excluding non-network depreciation expense, increased to 36.4% in 2001 compared to 28.5% in 2000.

     COST OF EQUIPMENT SOLD AND OTHER COSTS. Cost of equipment sold, which consists of the cost of sale of customer premise equipment, including private branch exchanges and key telephone systems, as well as cellular and PCS handsets, decreased by 28.9% to $2.1 million in 2001 from $2.9 million in 2000. Other costs, which consist of the cost of sale of prepaid services, increased by 12.6% to $1.7 million in 2001 from $1.6 million in 2000.

     OPERATING INCOME. Operating income decreased to $14.5 million in 2001 compared to $41.0 million in 2000. Operating income as a percentage of total operating revenues decreased to 5.9% in 2001 from 18.3% in 2000.

     OTHER INCOME (EXPENSES). Other expenses increased to $38.9 million in 2001 from $31.2 million in 2000, reflecting increased interest expenses resulting from higher average aggregate amount of outstanding debt and despite a decrease in the average interest paid in 2001. We incurred debt primarily to purchase network and telecommunications equipment.

     NET EARNINGS (LOSS). Net loss totaled $23.1 million, or $0.78 per share, in 2001 compared to a net loss of $7.2 million, or $0.26 per share, in 2000. The net loss in 2000 included the effect of the $16.5 million cumulative effect of the accounting change from the adoption of SAB 101.

     EBITDA. Earnings before interest and other income, taxes and depreciation and amortization decreased by 6.3% to $82.2 million in 2001 from $87.7 million in 2000. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

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

     LOCAL SERVICE. Local service revenues grew 54.1% to $51.3 million in 2000 from $33.3 million in 1999, primarily as the result of the continued growth in the number of local lines in service. In 2000, we added 29,386 net local access lines compared to 38,310 net local access lines added in 1999. At December 31, 2000, we had 148,312 local access lines in service, including 48,765 wireless local loop lines, compared to 118,926 local access lines in service at December 31, 1999, including 19,284 wireless local lines. The increase in local service revenues also reflects an approximate 15% increase in local access rates.

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

     DATA AND INTERNET. Data and Internet service revenues grew 518% to $3.5 million in 2000 from $560,000 in 1999, primarily as the result of the continued growth in the number of data and Internet subscribers. Data and Internet subscriber base grew to 6,080 at December 31, 2000 compared to 3,269 at December 31, 1999.

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

     INSTALLATION AND ACTIVATION. Installation and activation revenues decreased 11.3% to $13.7 million in 2000 from $15.5 million in 1999. The decrease in installation and activation revenues was due to an aggressive promotional marketing strategy undertaken during 2000, which included lowering subscriber activation fees for wireless and local access service, and the effect of adopting a new accounting pronouncement, SAB 101, resulting in the deferral of the recognition of installation revenues and activation fees.

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

     NETWORK DEPRECIATION AND NON-NETWORK DEPRECIATION EXPENSE. Network depreciation increased 83.6% to $29.3 million in 2000 from $16.0 million in 1999, as a result of the continued investments in our local and international networks, including telecommunications equipment and facilities. Non-network depreciation expense with respect to other fixed assets grew 40.6% to $6.8 million in 2000 from $4.9 million in 1999.

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

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, General and administrative expenses, excluding non-network depreciation expense, increased 36.9% to $63.9 million in 2000 from $46.6 million in 1999. The increase in the amount of selling, general and administrative expenses reflected the greater amount of commissions paid to wholesale distributors of prepaid cards as a result of higher revenues from sales of the cards and increased personnel costs due to a higher employee headcount. At December 31, 2000, we had 1,740 employees compared to 1,534 employees at December 31, 1999. As a percentage of total operating revenues, selling, general and administrative expenses, including non-network depreciation expense, increased to 28.5% in 2000 compared to 27.3% in 1999.

     Commissions paid to wholesale distributors of prepaid cards grew 89.3% to $11.6 million in 2000 from $6.1 million in 1999, primarily as a result of the expansion of our prepaid cellular subscriber base, and a 113% increase in the number of prepaid cards sold in the United States in 2000.

     COST OF EQUIPMENT SOLD AND OTHER COSTS. Cost of equipment sold, which consists of the cost of sale of customer premise equipment, including private branch exchanges and key telephone systems, as well as cellular and PCS handsets, decreased by 27% to $2.9 million in 2000 from $4.0 million in 1999, primarily as a result of the lower cost of sale from residential telephones, cellular and PCS handsets and paging units. Other costs, which consist of the cost of sale of prepaid services, increased by 8.2% to $1.6 million in 2000 from $1.4 million in 1999.

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

     EBITDA. Earnings before interest and other income, taxes and depreciation and amortization increased by 16.5% to $87.7 million in 2000 from $75.3 million in 1999. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

     ACQUISITIONS

     In April, 2001, we purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., now TRICOM Panama, S.A., for approximately $8.1 million. TRICOM Panama has approximately 1,750 analog mobile users and owns the frequency rights for 107 channels of 25 MHz each. These frequencies will give us access to nationwide coverage, covering a population of approximately 2.81 million people. Currently, we are constructing an iDEN(R) network, at a cost as of December 31, 2001 of approximately $37 million, in Panama City and Colon, the two largest cities in Panama, and in important transportation corridors in other parts of the country. Our expected completion date for this phase of the buildout is the second quarter of 2002. We will offer digital mobile integrated services, including two-way radio, paging and interconnect services.

     On October 26, 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market including the concession granted by the Dominican government to operate a cable system. The transaction was valued at approximately $1,130 per subscriber equivalent or approximately $64.0 million, payable $41.8 million in cash and with 3,375,000 shares of our Class A common stock. TCN Dominicana is the leader of the Dominican cable television market with a 43% market share, serving 64,466 cable subscribers, including 56,896 basic and premium subscribers and 7,570 commercial rooms, with close to 170,000 homes passed as of December 31, 2001. We intend to expand our subscriber base by increasing our penetration rate over existing homes passed and by expanding the reach of our existing cable network, as well as by marketing our various Internet access services and introducing new multimedia products and services.

     CRITICAL ACCOUNTING POLICIES

     During the year ended December 31, 2000, we adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101 concerning the recognition of revenue. This pronouncement provides that we recognize net revenues from installations and activations over the period in which we retain our clients. At the time we adopted SAB 101, we charged activation and installation fees to subscribers for cellular and PCS services and for local access lines. In preparing our financial statements for the year ended December 31, 2000, we estimated that the average service life for our customers that we charged activation and installation fees was 35 months. We based our estimate of average service life on our experience during the preceding five years, which included periods in which we were initiating and developing these service offerings. At December 31, 2000, deferred revenues for installations and activations aggregated $14,654,886, which we anticipated recognizing as follows:
$9,010,741 in 2001; $4,793,662 in 2002; and $850,483 in 2003.

     Effective October 1, 2001, we updated our estimate of the average service life for our customers from 35 to 24 months. We based our revision on our experience during the preceding three years, which we regarded as more representative of current market conditions. The number of wireless subscribers and subscribers for local access lines increased substantially during that period. We also face increased competition, particularly in the wireless markets in which there have been new market entrants since 2000 which have captured significant market share. As a result of these and other factors, our average monthly disconnection or churn rate increased during 2001. We expect these factors to continue to affect our ability to retain customers. As revised, for 2000 and 2001, we recognized revenue of $8,940,040 and $7,512,759 associated with the accounting change from the adoption of SAB 101.

     Based upon recent market trends to reduce activation fees for wireless and local service, we anticipate that our activation fees and deferred revenue may decrease in the future. In addition, in October 2001, we acquired TCN Dominicana, the largest operator of cable television systems in the Dominican Republic. TCN did not consistently charge fees for the installation and activation of cable service. We currently charge a $50 installation fee. We will apply Staff Accounting Bulletin 101 to the recognition of installation and activation fees for cable service beginning in 2002. However, we do not have experience sufficient yet to determine the average customer service life for cable subscribers.

     ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective January 1, 2002. The Company's amortization of goodwill for the year ended December 31, 2001 totaled approximately $47,000. Currently, we do not believe that the provisions of SFAS 142 will have a significant effect on our results of operations and financial position.

     EFFECTS OF INFLATION

     The annual inflation rate in the Dominican Republic was 5.1% for 1999, 9.0% for 2000 and 4.4% for 2001. The effects of inflation on our operations have not been significant.

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

LIQUIDITY AND CAPITAL RESOURCES

     Substantial capital is required to expand and operate our telecommunications networks. For 2001, we made capital expenditures of $116.5 million, including $37 million incurred for the construction of our iDEN(R) network in Panama. The remaining amount, approximately $79.5 million, was for the installation of additional local access lines, enhancement of our cellular and PCS network, expansion of international facilities and other network improvements, primarily in the Dominican Republic. We currently anticipate making capital expenditures of approximately $65 million in 2002 for increasing capacity and coverage in our local access and mobile networks, continuing the rollout of our bi-directional cable network to support the deployment of digital and interactive services, expanding our international facilities to support increased traffic volume, expanding our local network and other international expansion and for the implementation of our iDEN(R) based network in Panama. In Panama, we expect to expend up to $8 million, primarily for the purchase of handsets. However, the amounts to be invested for these purposes, particularly in Panama, will depend upon a number of factors, including primarily the demand for our services. We currently do not intend to develop a network in either Guatemala or El Salvador in 2002.

     We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short and long-term borrowings, trade finance, capital leases, vendor financing and equity and debt issuances. We believe our cash generated by operations and borrowings available to us will be sufficient to fund our expected capital expenditures through the end of 2002. We frequently evaluate potential acquisitions and joint venture investments. Acquisitions or investments may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms which we find acceptable or at all.

     Net cash provided by operating activities was $42.3 million for 2000 and $34.0 million for 2001. We had net accounts receivable of $32.1 million and $34.5 million at December 31, 2000 and December 31, 2001.

     Our indebtedness was approximately $498.2 million at December 31, 2001, of which $200.0 million was our 113/8% senior notes due 2004, $117.8 million was in long-term borrowings and capital leases, with maturities ranging from fifteen months to six years, and $180.3 million was short-term bank loans, commercial paper, telecommunications equipment financings, trade financings and current portion of capital leases and of long-term debt. At December 31, 2001, our U.S. dollar borrowings, other than the 11 3/8% senior notes due 2004, had interest rates ranging from 4.10% per annum to 13.0% per annum, and our peso borrowings had interest rates ranging from 15% per annum to 19.5% per annum. At December 31, 2001, our U.S. dollar borrowings, other than the 11 3/8 senior notes due 2004, totaled $262.4 million and our peso borrowings totaled $35.8 million.

     We have credit facilities which, in the aggregate, permit us to borrow up to $340.2 million. At December 31, 2001, there was $267.8 million outstanding under these facilities. We had approximately $72.5 million available for borrowing under these facilities, of which $48.1 million was under facilities with maturities of less than one year.

     At December 31, 2001, we had $93.5 million of short-term and long-term credit facilities with Dominican banks and institutions and $246.7 million of U.S. dollar-denominated credit facilities with international banks. In addition, in August 2001 the Company implemented a $40 million dollar-denominated and peso-denominated commercial paper program in the Dominican Republic. At December 31, 2001, we had outstanding $30.4 million under such program. The proceeds from the issuance of commercial paper have been used to finance the purchase of telecommunications related assets.

     At December 31, 2001, our current liabilities exceeded our current assets by $175.6 million. This reflects our short-term borrowings in the Dominican Republic with related companies, local and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business. In the first quarter of 2002, we refinanced approximately $77.0 million of our short-term debt with long-term debt. We extended the maturities of our short-term borrowings with five Dominican financial institutions for periods from fifteen months to six years. The refinanced debt has interest rates ranging from 10.75% to 13.33% per annum. We provided security to two financial institutions consisting of liens on telecommunications equipment and mortgages for approximately $19.0 million.

     We will seek additional credit facilities with international banks to refinance our short-term credit facilities. During 2000, we obtained credit guarantees from Export-Import Bank of the United States of up to $56 million for loans made by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other U.S. suppliers. At December 31, 2001, the amount of $31.8 million has been disbursed under this facility. The credit guarantees will be repayable up to a five year period.

     Our credit facilities in the Dominican Republic do not contain financial covenants. One loan with General Electric Capital Corporation of Puerto Rico, which had an outstanding principal amount of $5.6 million at December 31, 2001, contains two financial covenants that require us to maintain a minimum cash flow coverage ratio (defined as net income plus depreciation minus preferred dividends divided by current maturity of long term debt) and EBITDA coverage ratio (defined as earnings before interest, taxes, depreciation and amortization divided by current maturity of long term debt plus interest expense). We failed to comply with these covenants at December 31, 2001. The loan provides us a grace period of 90 days following notification from GE Capital to cure covenant violations. We did not receive notification from GE Capital and it issued to us a waiver of such non compliance. We also amended the loan agreement to eliminate the application of the covenants altogether to the three months periods ended March 31, 2002 and June 30, 2002 and to change the ratios for periods ending after June 30, 2002.

     The following table contains certain information concerning the Company's material contractual obligations at December 31, 2001.

                                                                       PAYMENTS DUE BY PERIOD
-----------------------------------------  ------------------------------------------------------------------------
                                                               LESS THAN 1                               AFTER 5
   CONTRACTUAL CASH OBLIGATIONS                  TOTAL            YEAR      1 - 3 YEARS   4 - 5 YEARS     YEARS
-----------------------------------------  ------------------------------------------------------------------------
Short-Term Debt                                  180.3            180.3            -             -            -
Long-Term Debt                                   305.5                -        269.9          30.3          5.3
Capital Lease Obligations                         11.2                -         11.2             -            -
Operating Leases                                     -                -            -             -            -
Unconditional Purchase Obligations                   -                -            -             -            -
Other Long-Term Obligations                        1.2                -          1.2             -            -
                                           ------------------------------------------------------------------------
TOTAL CONTRACTUAL CASH OBLIGATIONS               498.2            180.3        282.3          30.3          5.3
                                           ========================================================================

     At December 31, 2001, our 11 3/8% senior notes due 2004 were rated B1 (with a stable outlook) by Moody's Investors Service ("Moody's") and B+ (with a positive outlook) by Standard & Poor's ("S&P"). On March 26, 2002, S&P reaffirmed its B+ rating of our 11 3/8% senior notes due 2004 and lowered its outlook from positive to stable. On April 30, 2002, Moody's lowered the rating of our 11 3/8% senior notes due 2004 to B3 and lowered its outlook from stable to negative. Our Dominican commercial paper program is not rated by either Moody's or S&P.

     On December 27, 2001, the Company received net proceeds of US$43.4 million from the issuance of American Depositary Shares or ADSs, each of which represents one share of the Company's Class A Common Stock, at a price of $4.00 per ADS, in a rights offering to shareholders and of 10,000,000 shares of Class A Common Stock to GFN Corporation, one of our major shareholders. The purpose of the rights offering was to provide all shareholders with the opportunity to purchase more shares on the same basis as GFN Corporation, which previously advanced to us $40 million, on an interest free basis, which was used to subscribe for Class A common stock on the same basis offered to all shareholders. We used the proceeds generated from the rights offering for general corporate purposes.

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

     The names of our executive officers and directors are set forth below together with their ages at December 31, 2001 and current positions.

              NAME                      AGE                                POSITION
--------------------------------------  ---    --------------------------------------------------------------------
BOARD OF DIRECTORS

NAMED BY GFN CORPORATION, LTD.:
Manuel Arturo Pellerano Pena             47    Chairman of the Board
Hector Castro Noboa                      59    Vice President of the Board
Marcos J. Troncoso                       54    Secretary
Carl H. Carlson                          44    Treasurer
Juan Felipe Mendoza                      48    Director
Anibal De Castro                         56    Director

NAMED BY MOTOROLA, INC.:
Kevin J. Wiley                           42    Director
Ralph Smith                              47    Director
Richard Hanning                          50    Director
Theodore W. Schaffner                    55    Director

INDEPENDENT DIRECTORS:
Marino Ginebra                           55    Director
Edwin Corrie                             71    Director

EXECUTIVE OFFICERS

Manuel Arturo Pellerano Pena             47    President, Chief Executive Officer and Chairman of the Board of
                                               Directors
Marcos J. Troncoso                       54    Executive Vice President of International Business Development,
                                               Member of the Office of the President and Secretary
Carl H. Carlson                          44    Executive Vice President, Chief Operating Officer, Member of the
                                               Office of the President and Treasurer
Carlos F. Vargas                         48    First Vice President of Corporate Center and Chief Financial Officer
Virgilio Cadena del Rosario              50    Vice President, Engineering TRICOM Latin American Division
Carlos Ramon Romero                      50    Vice President, Sales Division
Ryan Larrauri                            30    Vice President, Marketing and Development Division
Valeriano Valerio                        43    First Vice President, Planning and Operations
Ramon Tarrago                            38    First Vice President, International Division

     Each of the current members of the Board of Directors has been elected pursuant to an amended and restated shareholders agreement, dated at May 8, 1998, among Motorola, Inc., Oleander Holdings, Inc., Zona Franca San Isidro, S.A. and certain individuals, Oleander and Zona, are wholly owned subsidiaries of GFN, and the individual parties to the agreement are all affiliates of either GFN or TRICOM.

     The Directors are elected annually at the Annual General Meeting of Shareholders. Each Director (when ever elected) holds office until the next Annual General Meeting of Shareholders following his election and until his successor is elected or until his earlier resignation or removal.

     At this date, no date has been set for the Annual General Meeting of Shareholders.

     MANUEL ARTURO PELLERANO PENA has served as Chairman of our Board of Directors and President and Chief Executive Officer since August 1994 and as a member of the Board of Directors since our formation in January 1988. He currently serves as President of Bancredito, a bank affiliated with GFN and one of the largest commercial banks in the Dominican Republic and has been a member and the Vice President of the Board of Directors of GFN since April 1989. Mr. Pellerano holds a Bachelor of Science degree in Economics from the Universidad Nacional Pedro Henriquez Urena.

     MARCOS J. TRONCOSO has served as our Executive Vice President of International Development since March 1992, as Secretary of the Board of Directors since our formation in January 1988 and as Member of the Office of the President since September 1995. Prior to assuming these positions, Mr. Troncoso served as Executive Vice President of GFN beginning in May 1979. Mr. Troncoso received a law degree from Universidad Nacional Pedro Henriquez Urena and a BS degree in business administration with a major in accounting from the University of Puerto Rico.

     CARL H. CARLSON, our Executive Vice President and Chief Operating Officer since March 1998, has served as Treasurer of the Board of Directors since January 2000 and as a Member of the Office of the President since September 1995. Mr. Carlson was a Senior Vice President from March 1993 until March 1998 and Chief Financial Officer from September 1993 until September 1995. Mr. Carlson served as a Vice President of Finance and Administration from December 1989 until September 1993. Mr. Carlson was an Assistant Vice President for GFN's insurance division from 1987 until December 1989. From 1983 to 1987, Mr. Carlson was a Vice President at Chase Manhattan Bank. Mr. Carlson is a graduate of Instituto Technologico de Santo Domingo where he majored in business administration and accounting and finance. Mr. Carlson earned an MBA from a joint program between the University of South Carolina and Pontifica Universidad Catolica Madre y Maestra.

     CARLOS F. VARGAS has served as our First Vice President of Corporate Center and as the Chief Financial Officer since July 1996. Immediately prior to his arrival, Mr. Vargas was employed by Bancomercio, S.A., where he held the positions of Vice President, Assistant to the President and Executive Vice President of Finance and Operations from May 1992 until July 1996. Mr. Vargas served as Executive Vice President of Finance and Operations at Banco Popular Dominicano and the Finance Vice President at Grupo Financiero Popular from 1982 until May 1992. Mr. Vargas was employed by Coopers & Lybrand as an audit manager from 1974 until 1982. He is a certified public accountant and earned his degree in accounting from Universidad Nacional Pedro Henriquez Urena.

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

     CARLOS RAMON ROMERO has served as Vice President of our Sales Division since January 2002. He was Vice President Customer Relationship Management Division from July 2000 to blank and First Vice President of the Residential and Business Division from July 1996 until July 2000. Immediately prior to his arrival, Mr. Romero served as chief executive of a brokerage company which he started in February 1994. Mr. Romero served as Vice President of the Technical Area of Compania Nacional de Seguros, a subsidiary of GFN, from 1980 until February 1994. Mr. Romero earned a BA in International Services from the Universidad Nacional Pedro Henriquez Urena, where he has since held various academic posts.

     RYAN LARRAURI has served as Vice President of our Marketing and Development Division since June 2001. Before joining TRICOM, he was Vice President of Marketing for GFN's Bancredito and Compania Nacional de

Seguros since 1999. He has held numerous directive and executive positions in the textile, consumer goods and financial sectors. Mr. Larrauri is the published author of MARKETING IN THE DOMINICAN REPUBLIC, GENESIS AND EVOLUTION as well as several other specialized articles in the field. Mr. Larrauri has a B.S. in Marketing from the Univesidad Iberomaricana, as well as Post-Graduate degrees in Brand Management, International Business, Bank Management and Strategic planning.

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

     HECTOR CASTRO NOBOA has served as Vice President of our Board of Directors since August 1994 and as a member since our formation in January 1988. He has been director and Executive Vice President of GFN since April 1989. Between March 1993 and September 1997, Mr. Castro served as the Executive Vice President of Bancredito. Mr. Castro has also worked for the Deutsche Sudamerikanische Bank (Germany), Citibank (Marketing Vice President), Bonanza Dominicana (Chief Financial Officer), Banco Metropolitano (Financial Advisor) and Universidad Nacional Pedro Henriquez Urena (professor of international economics and macroeconomics). Mr. Castro has a degree in Business Economics from Madrid's Universidad Complutense where he studied business economics.

     JUAN FELIPE MENDOZA has been a member of our Board of Directors since June 1997. Mr. Mendoza currently serves as Chief Executive Officer of Bancredito and President of Compania Nacional de Seguros. He is Vice President of FIDES (Inter-American Federation of Insurance Companies) and its regional commission for Central America and the Caribbean. Mr. Mendoza is a director of Reaseguradora Nuevomundo, Caribbean Hotel Association Insurance Company, Bancredito and GFN Corporation USA. Mr. Mendoza joined GFN in 1977. Prior to joining GFN, Mr. Mendoza was employed in the Internal Audit Department for the Caribbean of the Royal Bank of Canada. Mr. Mendoza graduated from Universidad Nacional Pedro Henriquez Urena and also attended Specialized Insurance Training Programs at Royal Global Insurance of New York and Swiss Insurance Formation Center, Swiss Re, Switzerland. Mr. Mendoza is a certified public accountant.

     ANIBAL DE CASTRO has been a member of our Board of Directors since May 1998, and has served as President of Editorial AA, a subsidiary of GFN, since May 1994. Mr. De Castro served on the Board of Directors of Corporacion Dominicana de Electricidad (C.D.E), the country's state-owned electric utility provider from 1979 to 1982, and currently serves on the Board of Directors of several Dominican companies and professional associations including Banco de la Pequena Empresa and Fondo de Financiamiento de la Micro-Empresa. Mr. De Castro graduated from Universidad Autonoma de Santo Domingo with a degree in journalism and holds a B.A. in economics from the University of East Anglia in Great Britain.

     KEVIN J. WILEY has been a member of our Board of Directors since December 1998. He currently serves as the Vice President of Sales for Next Level Communications - a telecommunications equipment provider whose largest shareholder is Motorola, Inc. Prior to his employment at Next Level Communications, Mr. Wiley worked for the Motorola Network Management Group as the Director of Regional Cellular Operations for the Latin America Region from October 1998 until April 2001. He worked as the Vice President and General Manager of Aliant Cellular Communications from July 1995 to July 1997. Mr. Wiley has been involved in various positions within the wireless telecommunications industry throughout his entire career. He has a B.S. in Finance and Management from Creighton University.

     RALPH SMITH has been a member of our Board of Directors since April 2001. Mr. Smith began working for Motorola in 1985 in its Automotive Electronics Business. He worked there in a variety of sales, project management, strategy and marketing roles. He joined the Corporate Business Development group of the company in 1991 and became an elected officer of the company in 2000. Mr. Smith began his career with a variety of financial and commercial research positions working for United States Steel Supply Division until he left to join Motorola. He has a B.S. degree in Management from Purdue University and a M.B.A. from Indiana University.

     RICHARD HANNING has been a member of our Board of Directors since April 2001. Mr. Hanning is a Senior Vice President of Motorola and Director of Finance for Motorola's Network Management Group. Mr. Hanning has been a Corporate Vice President with Motorola since 1990. Since joining Motorola in 1977, Mr. Hanning has held numerous other financial positions within Motorola's cellular networks and subscribers businesses. Mr. Hanning is a Director of Telular Corporation, a participant in the fixed wireless telecommunications market. He is also a Director of Omnitel, a Lithuanian cellular operator. He has a B.A. and M.B.A. from the University of Illinois.

     THEODORE W. SCHAFFNER has been a member of our Board of Directors since October 2001. Mr. Schaffner has been Senior Vice President and Director of Corporate Development at Motorola since 1999. He joined Motorola in 1987 and became the Director of Corporate Business Development in 1989. In 1991, he became Vice President of Corporate Business Development and in this capacity led the Company's efforts to secure access to the markets in China by forming a number of key joint ventures with local companies. In 1996 he became an elected officer of Motorola and continued to build Motorola's Business Development Department and to work on key transactions including the divestiture of Motorola's Semiconductor Components Group and the acquisition of General Instruments. He started his career in the private practice of law and subsequently held positions with the A. E. Staley Manufacturing Company and TRW Inc. He received his Bachelors of Arts at The Ohio State University and his Juris Doctor degree from Harvard University School of Law.

     MARINO GINEBRA has been a member of our Board of Directors since October 2001. Mr. Ginebra is the Chairman of the Board of Directors and President of Telecable Nacional, S.A. He has served as member of the Board of Directors of numerous charity associations and social clubs, and is currently a member of the Board of Directors of various banking, insurance and hotel corporations in the Dominican Republic. Mr. Ginebra holds a B.S. in Business Administration and Finance from the Catholic University of the Americas.

     EDWIN CORRIE has been a member of our Board of Directors since October 2001. Mr. Corrie is the Chairman and President of several corporations operating in the real-estate, investment and agricultural industries in the Dominican Republic. He is a member of the Board of Directors of various leading insurance, tourism, medical, and financial service institutions in the Dominican Republic. Mr. Corrie holds a B.S. in electromechanical engineering from the Massachusetts Institute of Technology and a B.S. in Business Administration from the Harvard Business School.

EXECUTIVE COMPENSATION

     The aggregate amount of compensation we paid during the fiscal year ended December 31, 2001 to our directors and executive officers, as a group (20 persons), was $2.3 million.

EMPLOYEES

     At December 31, 2001, we had 1,374 employees. Of this number, 26 were executives, 92 were managers, and the remaining 1,256 were technicians, salesmen, service and staff employees. We believe that this number may increase over the next several years as we expand our network and customer base. None of our employees belong to labor unions. We believe that we have has good relations with our employees.

SHARE OWNERSHIP

     We refer to Item 7 for information with respect to Manuel Arturo Pellerano Pena, who, to our knowledge, is the only director with 1% or greater percentage of ownership in Tricom.

     In connection with our initial public offering, our Board of Directors adopted, and GFN and Motorola approved, our 1998 Long-Term Incentive Plan pursuant to which 750,000 shares of Class A common stock were reserved for issuance. At December 31, 2001, there were outstanding options to purchase 483,947 shares of Class A common stock that had been granted to directors, officers and employees at exercise prices ranging from $3.65 per share to $16.00 per share. The options granted expire on the tenth anniversary of the date of grant. At December 31, 2001, there were 262,247 shares available for grant under the plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     The following table sets forth certain information known to us with respect to beneficial ownership of the common stock at April 15, 2002 (unless otherwise indicated) by each person, to our knowledge, who beneficially owns 5% or more of the common stock and all officers and directors as a group. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them.

     For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. Information relating to the percentage beneficially owned is calculated in accordance with SEC rule 13d-3 and includes for each of GFN Corporation Ltd., Manuel Arturo Pellerano Pena, Oleander Holdings Inc. and Motorola the shares of Class A common stock issuable upon conversion of the Class B stock owned by it. Each share of Class B stock is freely convertible at any time into one share of Class A common stock, subject to adjustment, and may not be transferred except to GFN, Motorola or permitted transferees, as defined. Each share of Class B stock has ten votes and of Class A common stock has one vote. All of the shares owned by GFN and Motorola are Class B stock and represent 100% of the outstanding shares of Class B stock. If all of the Class B shares were converted to Class A common stock, then GFN Corporation Ltd., Manuel Arturo Pellerano Pena and Oleander Holdings, Inc. would own 63.4% of the Class A common stock and Motorola 24.0% of the Class A common stock.

                                                                             PERCENTAGE OF CLASS     PERCENTAGE OF
                                                            CLASS A STOCK          A STOCK          CLASS B SHARES
                                                             BENEFICIALLY    SHARES BENEFICIALLY     BENEFICIALLY
SHAREHOLDER                                                     OWNED               OWNED               OWNED
--------------------------------------------------------- ----------------- --------------------- ----------------
GFN Corporation Ltd(1)...............................        23,122,157               64.7              60.0
Oleander Holdings, Inc.(1)...........................        12,161,744               34.0              60.0
Manuel Arturo Pellerano Pena(1) .....................        23,637,186               67.4              60.0
Motorola, Inc........................................         7,657,818               24.0              40.0
Orient Star Holdings LLC(2)..........................         2,670,000               11.0                --
WaterView Capital Management LLC(3)..................         1,500,000                6.2                --
Goldman Sachs & Co. and Goldman Sachs Group Inc.(4)..         2,008,730                8.3                --
Directors and executive officers as a group
 (16 persons)(5)......................................       22,724,417               63.5              60.0

------------------------------------------------------------------------------------------------------------------

(1) GFN Corporation Ltd. is controlled by Manuel Arturo Pellerano Pena, our Chairman of the Board of Directors and President, and members of his family. Oleander Holdings, Inc., a Panamanian corporation, is a wholly owned subsidiary of GFN.

(2) Inmobiliaria Carso, S.A. de C.V., as the sole member of Orient Star Holdings LLC, is deemed to beneficially own indirectly the ADSs owned directly by Orient Star Holdings LLC. Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim and Johanna Monique Slim Domit own all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V., and are deemed to beneficially own indirectly the ADSs deemed beneficially owned by Inmobiliaria

     Carso, S.A. de C.V. and directly owned by Orient Star Holdings LLC. This information is based on a Schedule 13-G dated December 27, 2001 and filed with the Securities and Exchange Commission.

(3) WaterView Capital Management LLC, a Delaware limited liability company, possesses sole power to vote and direct the disposition of all shares held by WaterView Partners, L.P., a Delaware limited partnership, which owns 958,500 shares, and of D&DF WaterView Partners, L.P., a Delaware limited partnership, which owns 41,500 shares. Georgica Advisors LLC, a Delaware limited liability company, is the holder of, and possesses sole power to vote and direct the disposition of, 500,000 shares. WaterView Capital Management LLC and Georgica Advisors LLC may act together, from time to time, with respect to the shares. Each of the entities discussed above is deemed to beneficially own 1,500,000 shares of the Class A common stock. This information is based on a Schedule 13-D dated November 15, 2000 and filed with the Securities and Exchange Commission.

(4) This information is based on a Schedule 13-G dated December 31, 2001 and filed with the Securities and Exchange Commission.

(5) Includes 11,486,720 shares of Class B stock and 10,960,413 shares of Class A common stock that may be deemed to be beneficially owned by Mr. Pellerano, our Chairman of the Board of Directors and President, in his capacity as a controlling person of GFN. Also includes 47,544 shares of Class A common stock that are issuable upon exercise of currently exercisable options beneficially owned by officers.

     Motorola Inc. has announced its intention to sell its shares of Class B stock. Our By-laws provide that upon transfer of such shares (unless to GFN or one of its affiliates), these shares will convert to Class A common stock.

SHAREHOLDERS AGREEMENT

     Each of the current members of the Board of Directors has been elected under the terms of an amended and restated shareholders agreement, dated at May 8, 1998, among TRICOM, Motorola, Oleander Holdings Inc., Zona Franca San Isidro, S.A. and certain nominal shareholders that are affiliates of GFN or TRICOM.

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

     -    if either GFN or Motorola owns shares of Class B stock;
       - greater than 50% but less than or equal to 60% of the then outstanding shares of Class B stock, it would designate six directors and the other four directors;

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

     In March 2001, the Dominican Republic became bound by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

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

CERTAIN TRANSACTIONS WITH PRINCIPAL SHAREHOLDERS

GFN

     GFN is one of the Dominican Republic's largest privately held companies, with interests in insurance, finance and publishing. GFN provides a number of managerial services to its affiliated companies, including TRICOM, for which the affiliated companies are billed based upon the number of hours that a particular GFN employee spends on providing such services and other factors. GFN employees have provided to us internal auditing, public relations, management information services, legal and personnel management services. For 1999, 2000 and 2001, we paid to GFN $167,470, $234,348 and $128,957, respectively, for such services. GFN also provides us with security services for which we paid $77,382, $227,001 and $267,725 in 1999, 2000 and 2001, respectively. In addition, GFN provides us with advertising services for which we paid $74,104, $250,232 and $1,031,594 in 1999, 2000 and 2001, respectively. We anticipate that we will continue to receive such services from GFN.

     We lease premises and equipment from GFN and its affiliates. During 1999, 2000 and 2001, we paid to GFN and its affiliates $108,578, $157,600 and $122,568, respectively, for the use of premises and equipment.

     During 1999 we bought land from an unaffiliated third-party for $1,826,625 which we later sold to an affiliate of GFN for $2,724,458. We also entered into various capital leases with an affiliate of GFN for $26,244,000 during 1999, $20,829,275 during 2000 and $17,856,766 during 2001. In 2000, we sold our
Internet portal to GFN affiliate for approximately $2.3 million.

     We provide life insurance to our employees and have obtained other insurance through Segna, formerly Compania Nacional de Seguros, a GFN affiliated insurance company. We paid insurance premiums to affiliates of GFN totaling $2.0 million, $4.1 million and $4.4 million in 1999, 2000 and 2001, respectively.

     We provide telecommunications services to GFN and its affiliated companies. GFN and its affiliated companies paid us $2.0 million, $1.9 million and $3.7 million for such services in 1999, 2000 and 2001, respectively.

     GFN affiliated banks have loaned us funds. We had borrowings from GFN affiliated banks, including financing of letters of credit and open accounts, in the aggregate principal amounts of $31.4 million at December 31, 2000 and $27.1 million at December 31, 2001.

MOTOROLA

     We have purchased telecommunications equipment from Motorola, particularly for the development of our mobile cellular system and our wireless local loop in the Dominican Republic for aggregate consideration of approximately $23.1 million, $20.3 million and $20.2 million during 1999, 2000 and 2001, respectively. During 2001, we purchased from Motorola an iDEN(R) system for Panama, for $20 million.

OTHER TRANSACTIONS

     We have purchased mortgage participation contracts from savings and loan associations in the Dominican Republic that are maintained as compensating balances for mortgage loans made by these associations to several of our officers. At December 31, 2000 and 2001, these mortgage participation contracts totaled $3,289,459 and $3,968,711 respectively.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENT

See "Item 18. Financial Statements"


OTHER FINANCIAL INFORMATION

     LEGAL PROCEEDINGS

ALL AMERICA CABLES & RADIO LITIGATION

     On August 13, 2001, Indotel, the Dominican telecommunications regulator, issued an order, in response to a complaint filed by All America Cables & Radio, a subsidiary of Centennial Communications Corp., that we are not dominant in the Dominican market and that the interconnection agreement we offered to All America was not discriminatory. The interconnection agreement that we offered to enter into with All America was the same as we entered into with France Telecom in the Dominican Republic and which, we understand, All America has with Codetel and which Codetel has with France Telecom. Indotel further ruled that if we granted to All America the economic concessions that it seeks from us, the allowance would create discrimination against other carriers in the Dominican Republic, violating the Dominican law telecommunications and the Dominican constitution.

     On September 14, 2001, Indotel issued an order, in response to a motion submitted by All America for reconsideration of the August 13 order, that ratified the August 13 order and ordered us and All America to enter into an interconnection agreement on substantially the terms and conditions that we proposed.

     On September 4, 2001, Centennial and its affiliates filed a complaint against Tricom USA Inc. with the United States Federal Communications Commission claiming that

     - We refused to provide Centennial's affiliate in the Dominican Republic with sufficient facilities and reasonable, nondiscriminatory terms for connecting traffic between ours and its network in the Dominican Republic.

     - Centennial should not pay to Tricom, S.A. the market rate for terminating calls to Tricom customers in the Dominican Republic determined by Indotel, approximately US$.042 per minute, but should pay $US.011 per minute; our refusal to agree to this rate is discriminatory; and even if Centennial pays the same international termination rate as Tricom USA, Tricom USA gets a benefit because it is affiliated with Tricom, S.A.

     - We engage in discriminatory behavior because other U.S. carriers including Tricom USA get better interconnection capacity from Tricom, S.A. between the United States and the Dominican Republic than does Centennial.

     - We are harming competition in the United States by limiting the number of interconnection facilities we have made available to connect calls from Centennial's customers to ours, inflating the price for local termination of international traffic and refusing in general to deal with Centennial on a nondiscriminatory basis.

     - We are violating the conditions of the license granted to Tricom USA by the FCC to operate as a facilities based carrier which provides that neither Tricom USA nor any persons controlling it would participate in any favorable interconnection arrangements or special concessions not available to other U.S. carriers.

     Centennial requests that the FCC:

     -    order Tricom USA to cease accepting special concessions from Tricom
          S.A.;

     - require Tricom USA and Tricom S.A. to provide adequate interconnection capacity to Centennial and reduce the access charge to a level consistent with costs;

     - find that Tricom USA is liable to Centennial for damages to compensate Centennial for the losses that it suffered as a result of Tricom's violations of law and the FCC's rules; and

     - revoke Tricom USA's Section 214 license if Tricom USA does not stop receiving special concessions from Tricom, S.A.

     We have replied to Centennial's complaint with the FCC on October 13, 2001. We responded that:

     - Indotel is the regulator with jurisdiction over the complaint and Centennial is attempting to appeal the decision by Indotel in the action brought by All America Cables & Radio Inc. against Tricom in the Dominican Republic;

     - Centennial failed to provide any evidence that Tricom USA accepts special concessions from Tricom S.A.;

     - The relief sought by Centennial is improper as Tricom USA owns no facilities in the Dominican Republic and the FCC has no jurisdiction over Tricom S.A., which is the only entity that could provide the interconnection capacity sought by All America Cables & Radio.

     We requested that the FCC reject jurisdiction over the matter or deny the relief sought by Centennial in its entirety.

     On November 2, 2001, the parties attended a settlement conference with the FCC. However, the parties did not reach a settlement. On November 5, 2001, the FCC asked that the parties submit briefs regarding certain jurisdictional issues. To date the FCC has not rendered any decisions.

     On November 13, 2001, Indotel informed us that it would impose monetary sanctions on All America if it did not execute within 5 days the interconnection agreement that we had proposed and which Indotel determined in August 2001, among other things, was not discriminatory. On November 19, 2001, All America signed the interconnection agreement, stating it was doing so under protest of Indotel's order.

BELLSOUTH LITIGATION

     On May 8, 2001, BSC of Panama, S.A., a subsidiary of BellSouth, which owns one of the two cellular telecommunications concessions granted by the Panamanian government, requested that the Panamanian ENTE REGULADOR DE LOS SERVICIOS PUBLICOS, or ENTE, investigate Tricom Panama, S.A. for violations of the Telecommunications Act and the ENTE's regulations. Bell South claimed that Tricom Panama:

     - will use its iDEN(R) based trunking services to provide cellular telecommunications services, in violation of our license; and

     - although we proved that our iDEN(R) system has been modified to disable "hand off" capabilities, the fact that the equipment has these capabilities represents a breach of regulations and our license.

     The ENTE has not issued any ruling on BellSouth's request, but has stated publicly that Panamanian regulations do not limit the provision of mobile services to a particular technology.

     On August 24, 2001, BellSouth requested that the ENTE initiate a legal review before the Third Chamber of the Panamanian Supreme Court of Justice, of the interpretation given by the ENTE to the definition of "Conventional Trunking System Services." BellSouth alleges that the interpretation given by the ENTE to the definition of "Conventional Trunking System Services," found in Resolution No. JD-025 of December 12, 1996 violates several articles of the Telecommunications Act, including that the ENTE's interpretation allows a trunking service provider to use any mobile system, including any type of cellular systems, as long as the "Hand-Off" capabilities is disabled. Bell South claims that this violates the Telecommunications Act, which states that cellular services are a Type A Service that can only be provided by BellSouth and the other holder of a Type A License, Cable & Wireless.

     The ENTE has replied that it only regulates services and not technology and that the definition of "Conventional Trunking System Services" protects the temporary exclusivity regime given to cellular services because it does not allow the participation of new cellular service providers in the Panamanian market. The Attorney General also opined that the definition of "Conventional Trunking System Services" is legal. The license given to Tricom Panama is for the operation of conventional trunking services, which it is operating with the iDEN(R) system.

     The legal review by the Third Chamber of the Panamanian Supreme Court of Justice requested by BellSouth cannot be undertaken until the Supreme Court resolves a constitutional review requested by Tricom Panama on September 10, 2001, regarding the lack of procedure for the Third Chamber to undertake a legal review of the sort sought by BellSouth. On October 22, 2001, the Supreme Court decided it would review the procedure.

     On August 28, 2001, Tricom Panama received notice of a precautionary order obtained by BellSouth from the Seventh Civil Court of the First Judicial Circuit requiring Tricom Panama to cease all activity directly or indirectly related to the installation and supply of telecommunication services using Motorola's iDEN(R) system. This order forms part of a tort claim, submitted by BellSouth on September 4, 2001, against Tricom Panama for US$20,000,000 for the possible damages that Tricom Panama may cause BellSouth in the event that Tricom Panama initiates operations of an iDEN(R)-based trunking service.

     On September 11, 2001, Tricom Panama submitted a motion before the Seventh Civil Court to substitute a bond for the precautionary order to cease its activities and at the same time appealed to the Superior Civil Chamber the precautionary order itself. On October 1, 2001, the Seventh Civil Court denied Tricom Panama's motion and, on October 8, 2001, Tricom Panama also appealed this decision to the Superior Civil Chamber. The Tricom Panama defense was based on the following principles:

     - only the ENTE has by law the power to discontinue public utilities services;

     - this precautionary measure can only be applied to real property (not to personal property);

     -    there is no imminent damage that justifies the precautionary measure.

     On September 11, 2001, BellSouth submitted a complaint stating that Tricom Panama was in default of the court order.

     Tricom Panama also submitted a motion to the Seventh Civil Court to dismiss Bell South's tort claim and to invalidate the precautionary order, due to the court's lack of jurisdiction over a matter that should be decided by the ENTE. On September 28, 2001, Tricom Panama filed a US$1,000,000 damages counterclaim against BellSouth for the public campaign set against Tricom Panama by BellSouth and for the unfounded investigation requested before the ENTE.

     We believe, based on the advice of our Panamanian legal counsel, that Bell South should not succeed in its claims because:

     - BellSouth cannot claim any damages caused by Tricom Panama activities, since Tricom Panama operations are protected under a legitimate Conventional Trunking System Services license.

     - The ENTE is the only authority empowered to declare that the telecommunications services provided by Tricom Panama are not conventional trunking services, or that the iDEN(R) system cannot be used to provide conventional trunking systems.

     On November 5, 2001, Tricom Panama requested that the ENTE investigate BellSouth for violations of the Telecommunications Act and its concession agreement on account of the failure of BellSouth to (i) recognize the jurisdiction of the ENTE, (ii) follow proper procedure in connection with the precautionary measure it obtained and (iii) provide interconnection. This case is pending the Ente's decision on whether or not to press charges against BellSouth.

     On November 13, 2001, upon the request of Bell South, the Seventh Civil Court issued an order giving notice to Cable & Wireless of the precautionary order issued against Tricom Panama in late August. Tricom Panama and Cable & Wireless had negotiated the terms of an interconnection agreement with the intervention of the Ente. Upon judicial notice of the precautionary order against Tricom Panama, Cable & Wireless refused to sign the interconnection agreement. The Ente imposed on Cable & Wireless sanctions of US$5,000 per day until it signs the interconnection agreement with Tricom Panama. On December 14, 2001, Cable & Wireless challenged the Ente's sanctions order on constitutional grounds before the Supreme Court, and the case is pending decision.

     On November 16, 2001, Tricom Panama sought protection from the Superior Tribunal of the Supreme Court on account of the August precautionary order which violated its constitutional right to due process and trial before a body of competent jurisdiction. On December 7, 2001, the court declared the case inadmissible on procedural grounds, and on December 10, 2001, Tricom Panama filed an appeal and motion for reconsideration.

     On December 20, 2001, the Superior Civil Chamber decided the appeal of the precautionary order in favor of Tricom Panama, thus, lifting the precautionary order. On February 27, 2002, BellSouth challenged this decision in the Court of Cassation.

     On April 26, 2002, BellSouth filed a claim against Tricom Panama before the ENTE alleging that Tricom Panama is rendering voice and text mail services in violation of its concession and the authorized use of its frequencies. BellSouth argues that value added services, such as voice and text mail services, may only be provided by basic telephony or cellular operators. BellSouth requests that the ENTE revoke Tricom Panama's concession and rights to frequencies. BellSouth further requests as a provisional measure, and until the conclusion of the administrative proceedings, that the ENTE order Tricom Panama to suspend its trunking services or, alternatively, its voice and text mail services. On May 10, 2002, the ENTE ordered Tricom Panama to suspend its voice mail services until the ENTE determines whether the imposition of sanctions is appropriate.

     There are no other legal proceedings to which we are a party, other than routine litigation incidental to our business which is not otherwise material to our business or financial condition.

ITEM 9.  THE OFFER AND LISTING

AMERICAN DEPOSITARY SHARES

     The ADSs are traded on the New York Stock Exchange under the symbol "TDR". Shares of Class A common stock are not traded on any other exchange or automated quotation system. At December 31, 2001, there were 27 record holders in the United States of the ADSs.

     The following tables provide (1) the annual high and low closing prices for the ADSs on the New York Stock Exchange for each fiscal year since we completed our initial public offering, (2) the high and low closing prices for the ADSs on the New York Stock Exchange for each quarter for 2000 and 2001 and the first quarter of 2002 and (3) the high and low closing prices for the ADSs on the New York Stock Exchange each of the last six months.

                                                  NEW YORK STOCK EXCHANGE
                                             ---------------------------------
                                                   HIGH              LOW
                                             ---------------- ----------------
        YEAR ENDED DECEMBER 31, 1998         $    11.75       $     3.81

        YEAR ENDED DECEMBER 31, 1999         $    11.75       $     6.25

        YEAR ENDED DECEMBER 31, 2000         $    27.88       $     7.10

        YEAR ENDED DECEMBER 31, 2001         $    12.11       $     3.60

                                                   HIGH             LOW
                                             ---------------- ----------------
        YEAR ENDED DECEMBER 31, 2000
            First Quarter                    $    27.88       $    17.18
            Second Quarter                        21.19            14.31
            Third Quarter                         19.25            14.63
            Fourth Quarter                        16.00             7.10

                                                   HIGH             LOW
                                             ---------------- ----------------
        YEAR ENDED DECEMBER 31, 2001
            First Quarter                    $    12.11       $     7.00
            Second Quarter                         7.50             6.25
            Third Quarter                          6.65             5.60
            Fourth Quarter                         5.70             3.60

                                                   HIGH             LOW
                                             ---------------- ----------------
        YEAR ENDING DECEMBER 31, 2002
           First Quarter                     $     3.92       $     3.45
        MONTH/YEAR
           November 2001                     $     5.60       $     4.97
           December 2001                           4.95             3.60
           January 2002                            3.92             3.54
           February 2002                           3.78             3.50
           March 2002                              3.70             3.45
           April 2002                              3.55             3.05

ITEM 6.  ADDITIONAL INFORMATION

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

FOREIGN EXCHANGE SYSTEM

     The current foreign exchange system in the Dominican Republic was instituted in January 1991. Under this system, there are two primary exchange rates:

     - the rate established by the Central Bank at which the Dominican government buys and sells foreign currency or the official rate; and

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

     On May 3, 2002, the official rate was RD$17.74 per U.S. dollar.

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

     On May 3, 2002, the Private Market Rate was RD$17.83 per U.S. dollar.

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

     Until our 1996 concession agreement is approved by the Dominican Congress, the Dominican government could require payment of capital gains tax on gain recognized on the sale or exchange in the Dominican Republic of shares of Class A common stock (as distinguished from sales or exchanges of ADSs). The capital gains tax was instituted in the Dominican Republic only in 1992 and was later modified by regulations in 1998 as part of major tax reform legislation. Under present law, the capital gains tax rate is identical to the regular income tax rate of the person or entity that earned such gain; there is no preferential rate. Thus, a corporation selling shares of Class A common stock in the Dominican Republic would be required to pay the corporate income tax of 25% on any gain from a sale or exchange of such shares. An individual, whether also would have to pay income tax at the applicable individual rate, as set forth below, on gain from the sale of shares of Class A common stock in the Dominican Republic. The individual income tax rates applicable, in the Dominican Republic since January 1, 2002 are as follows:

       If Taxable Income is:                                    The Tax is:
       ---------------------                                    -----------
       Not over RD$125,256.00                                   0

       Over RD$125,256.01 but not over RD$208,760.00            15% of taxable income over RD$125,526.01

       Over RD$208,760.01 but not over RD$313,140.01            RD$12,526.00 plus 20% of the excess over
                                                                RD$208,760.01

       Over RD$313,140.01                                       RD$33,402 plus 25% of the excess over  RD$313,140.01

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

INTEREST RATE RISKS

     Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At December 31, 2001, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at fixed rate of 11 3/8% per annum and mature in the year 2004. The fair value of the senior notes was approximately $166 million at December 31, 2001. The senior notes are U.S. dollar denominated.

     Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. Primary exposure is based on the potential of short-term interest rate variation, not on exposure to changes in fair market value of our long-term debt. At December 31, 2001, we had $298.2 million outstanding of short-term and long-term borrowings, other than our senior notes due 2004 but including trade finance, of which $262.4 million was U.S. dollar denominated, and the remaining $35.8 million was Dominican peso denominated. Of the $262.4 million of U.S. dollar dominated debt, $56.9 million was borrowed from Dominican banks, $26.9 million was commercial paper outstanding issued in Dominican markets, while the remaining $178.6 million was borrowed from international banks. Of the total $298.2 million outstanding, $212.2 million had fixed interest rates, while the remaining $86.0 million had variable interest rates. During 2001, our short-term and long-term U.S. dollar denominated borrowings bore interest at rates ranging from 4.10% per annum to 13.0% per annum. During 2001, our short-term and long-term Dominican peso denominated borrowings bore interest at rates ranging from 15.0% per annum to 19.5% per annum. A 10% increase in the average rate for our variable rate debt would have increased our loss for 2001 by approximately $1.5 million.

FOREIGN EXCHANGE RISKS

     We are subject to currency exchange risks. During 2001, we generated revenues of $82.0 million in U.S. dollars and $161.7 million in Dominican pesos. In addition, at December 31, 2001, we had $262.4 million of U.S.
dollar-denominated debt outstanding, excluding the $200.0 million principal amount of the 113/8% senior notes due 2004.

     The impact of changes in foreign exchange rates is determined by measuring the effect of percentage changes in the range of rates during the year for our Dominican peso denominated assets and liabilities. The model reflects the weighted average change in exchange rates as resulting in the same percentage change in foreign exchange gains or losses.

     Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During 2001, the average official exchange rate was RD$16.69 per $1.00 while the average private market rate was RD$16.88 per $1.00.

     Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During 2001, we recognized an approximate $283,000 foreign exchange loss. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in 2001, then we would have realized an additional foreign exchange loss of approximately $26,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART III.

ITEM 17. FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

     The following consolidated financial statements are filed as part of this Annual Report on Form 20-F

     1.   Independent Auditors' Report.

     2.   Consolidated Balance Sheets as of December 31, 2000 and 2001.

     3. Consolidated Statements of Operations for the Years Ended December 31, 1999, 2000, 2001.

     4. Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1999, 2000 and 2001.

     5. Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 2000 and 2001.

     6.   Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

EXHIBIT NUMBER

1.1 Amended and Restated By-laws of the Company with English translation thereof.(1)
2.1 Indenture, dated August 21, 1997, between The Bank of New York, as trustee, and the Company.(2)
4.1 IDEN(R) Infrastructure Supply Agreement, dated July 31, 2000, between Motorola, Inc. and Tricom Latinoamerica, S.A.(3)

----------
(1) Incorporated by Reference to Exhibit 3 to Amendment No. 1 to the Registration Statement on Form F-1, registration number 333-8574, filed May 1, 1998.

(2) Incorporated by Reference to Exhibit 4.1 to the Company's Registration Statement on Form F-4, registration number 333-8150, filed
     December 29, 1997.

(3) Incorporated by Reference to Exhibit 4.1 to the Company's Form 20-F/A, file number 1-14816, filed November 21, 2001.

                          TRICOM, S.A. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                         PAGE
Independent Auditors' Report..............................................................................F-2

Consolidated Balance Sheets as of December 31, 2000 and 2001..............................................F-3

Consolidated Statements of Operations for the Years Ended December 31, 1999, 2000 and 2001................F-5

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1999, 2000 and 2001......F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 2000 and 2001................F-8

Notes to Consolidated Financial Statements...............................................................F-10

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of TRICOM, S.A.:

     We have audited the accompanying consolidated balance sheets of TRICOM, S.A. and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year-period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRICOM, S.A. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the years in the three year-period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

     As explained in notes 3 and 21 to the consolidated financial statements, the Company's operations in Panama are pending the final authorization from the regulators for the interconnection of its digital trunks system to the Panamanian main network. Such authorization have been challenged by the competition and, as of the date of this report, are pending final resolution by the Panamanian Courts.

     As discussed in note 27 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

     As explained in note 14 to the consolidated financial statements, effective January 1, 2000, the Company changed its method of accounting for installation and activation revenues.

Santo Domingo, Dominican Republic                           KPMG
April 19, 2002                               --------------------------------
                                             Member Firm of KPMG International

                          TRICOM, S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 2001

                   Assets                                          2000               2001
---------------------------------------------------------    ---------------     ----------------
Current assets:
  Cash on hand and in banks (note 6)                         $    18,199,552     $     12,576,050

  Accounts receivable (notes 5, 6, 13 and 22):
    Customers                                                     21,970,677           27,537,952
    Carriers                                                       8,729,886            4,168,187
    Related parties                                                1,663,396            5,191,359
    Officers and employees                                           556,577              687,355
    Other                                                          1,601,119            1,010,801
                                                             ---------------     ----------------
         Total Inventories                                        34,521,655           38,595,654
    Allowance for doubtful accounts                               (2,394,903)          (4,097,001)
                                                             ---------------     ----------------
      Accounts receivable, net                                    32,126,752           34,498,653

  Inventories, net:
    Equipment and accessories                                      8,889,385            6,485,541
    Other                                                            651,708              568,559
                                                             ---------------     ----------------
      Total inventories                                            9,541,093            7,054,100

  Investments (note 6)                                                     -           15,200,000

  Prepaid expenses (notes 6 and 18)                                7,947,531            5,850,267

  Deferred income taxes (note 19)                                    801,008            1,624,637
                                                             ---------------     ----------------
      Total current assets                                        68,615,936           76,803,707
                                                             ---------------     ----------------

Investments (note 7)                                               3,289,459            3,968,711

Property and equipment, net (notes 4, 6, 9, 12 and 16)           586,223,900          685,916,632

Other assets at cost, net of amortization (notes 6 and 8)         24,310,564           26,214,053

Goodwill, net of amortization (note 9)                                     -           36,511,523
                                                             ---------------     ----------------

                                                             $   682,439,859     $    829,414,626
                                                             ===============     ================

           See accompanying notes to consolidated financial statements

                          TRICOM, S.A. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                           DECEMBER 31, 2000 AND 2001

               Liabilities and Stockholders' Equity                               2000                 2001
--------------------------------------------------------------------      ------------------     ----------------
Current liabilities:
  Notes payable (notes 6, 10, 11 and 16):
    Borrowed funds - banks                                                $       82,131,865     $     86,872,001
    Borrowed funds - related parties                                              31,410,612           27,076,366
    Commercial paper                                                                       -           29,242,556
    Current portion of long-term debt                                              3,213,939           30,493,532
                                                                          ------------------     ----------------
                                                                                 116,756,416          173,684,455
                                                                          ------------------     ----------------

  Current portion of capital leases - related party (notes 6 and 12)               5,308,310            6,643,766

  Accounts payable (notes 6 and 13):
    Carriers                                                                      13,835,276            8,831,981
    Related parties                                                                2,093,385            6,868,834
    Suppliers                                                                     21,653,727           17,543,401
    Other                                                                            242,582            3,881,848
                                                                          ------------------     ----------------
                                                                                  37,824,970           37,126,064

  Other liabilities (note 14)                                                     19,990,490           14,644,012
  Accrued expenses (notes 6 and 15)                                               14,035,182           20,272,800
                                                                          ------------------     ----------------
    Total current liabilities                                                    193,915,368          252,371,097
                                                                          ------------------     ----------------

Reserve for severance indemnities (note 9)                                             9,727            1,639,718
Deferred income taxes (note 19)                                                      974,867            2,172,814
Commercial paper (note 11)                                                                 -            1,153,759
Capital leases, excluding current portion - related party (notes
    6 and 12)                                                                     15,520,965           11,213,000

Long-term debt, excluding current portion (note 16)                              261,222,759          305,459,748
                                                                          ------------------     ----------------
    Total liabilities                                                            471,643,686          574,010,136
                                                                          ------------------     ----------------

Minority interest                                                                          -            1,870,833

Shareholders' equity (notes 17 and 23):
  Class A common stock at par value RD$10: Authorized 55,000,000 shares; 9,700,000 shares issued at December 31, 2000 and
       24,245,920 at December 31, 2001                                             6,210,025           14,753,134
  Class B stock at par value RD$10: Authorized 25,000,000 shares;
       issued 19,144,544 shares                                                   12,595,095           12,595,095
  Additional paid-in-capital                                                     159,981,808          217,290,020
  Retained earnings                                                               34,033,002           10,919,165
  Other comprehensive income-foreign currency translation (note 2.2)              (2,023,757)          (2,023,757)
                                                                          ------------------     ----------------
    Shareholders equity, net                                                     210,796,173          253,533,657

Commitments and contingencies (notes 3, 16, 18, 19, 20, 21 and 24)
                                                                          ------------------     =---------------
                                                                          $      682,439,859     $    829,414,626
                                                                          ==================     ================

          See accompanying notes to consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                              1999             2000               2001
                                                              ----             ----               ----
Operating revenues (note 6):
  Toll  revenues                                          $ 23,118,149     $  28,666,107     $  29,017,817
  International revenues                                    60,592,134        84,187,050        82,024,320
  Local service                                             33,298,534        51,309,514        63,419,066
  Cellular and PCS                                          26,473,985        35,796,234        37,302,337
  Data and Internet                                            560,086         3,461,192         8,268,003
  Paging                                                     2,695,531         1,703,963         1,051,368
  Sale of equipment                                          7,689,534         5,263,137         2,686,304
  Installation and activation fees                          15,501,847        13,748,906        14,347,671
  Cable revenues                                                     -                 -         4,735,872
  Other                                                        889,141           161,552           919,427
                                                          ------------     -------------     -------------
    Total operating revenues                               170,818,941       224,297,655       243,772,185
                                                          ------------     -------------     -------------

Operating costs:
  Satellite connections and carrier (note 21)               43,687,794        68,607,640        68,336,474
  Programming costs (note 21)                                        -                 -         1,225,397
  Network depreciation                                      15,982,827        29,341,705        44,510,197
  Expense in lieu of income taxes (note 18)                 12,763,565        10,173,983        12,646,103
  Selling, general and administrative expenses,
    including depreciation charges of  $4,854,652,
    $6,823,574 and $9,922,008 in 1999, 2000 and
    2001, respectively (notes 6, 20, 21 and 24)             51,501,272        70,690,895        98,754,972
  Cost of equipment sold                                     3,988,446         2,911,386         2,069,561
  Other                                                      1,432,957         1,550,161         1,745,902
                                                          ------------     -------------     --------------
    Total operating costs                                  129,356,861       183,275,770       229,288,606
                                                          ------------     -------------     -------------

    Operating income                                        41,462,080        41,021,885        14,483,579
                                                          ------------     -------------     -------------

Other income (expenses):
  Interest expense (note 6)                                (22,430,031)      (34,037,053)      (42,108,715)
  Interest income (note 6)                                   2,389,329         3,301,031         2,428,316
  Foreign currency exchange gain (loss)                       (202,724)         (303,078)         (259,951)
  Gain on sale of land (note 6)                                897,833                 -                 -
  Gain (loss) on sale of equipment                                   -            29,874          (282,713)
  Other, net (note 6)                                          179,409          (197,118)        1,361,944
                                                          ------------     -------------     -------------
    Other expenses, net                                    (19,166,184)      (31,206,344)      (38,861,119)
                                                          ------------     -------------     -------------

Earnings (loss) before income taxes, minority
     interest and cumulative effect of
     accounting change                                      22,295,896         9,815,541       (24,377,540)

Income taxes (note 19)                                        (141,660)         (588,377)         (511,376)
                                                          ------------     -------------     -------------
    Earnings (loss) before minority interest and
       cumulative effect of accounting change               22,154,236         9,227,164       (24,888,916)

Minority interest                                                    -                 -         1,775,079
                                                          ------------     -------------     -------------
    Earnings (loss) before cumulative effect of
       accounting change                                    22,154,236         9,227,164       (23,113,837)
Cumulative effect of accounting change:
  Organization costs                                          (119,711)                -                 -
  Installations and activations revenues (note 14)                   -       (16,452,799)                -
                                                          ------------     -------------     -------------
    Net earnings (loss)                                   $ 22,034,525     $  (7,225,635)    $ (23,113,837)
                                                          ============     =============     =============

Earnings (loss) per common share - basic and
  diluted
  Earnings before cumulative effect of accounting
    change                                                        0.89              0.33             (0.78)
  Cumulative effect of accounting change                             -             (0.59)                -
                                                          ------------     -------------     -------------

    Net earnings (loss) per common share - basic
      and diluted                                         $       0.89     $       (0.26)    $       (0.78)
                                                          ============     =============     =============

 Pro forma amounts assuming the change in accounting
    principle for installation and activation fees
    retroactively:
    Net earnings (loss)                                   $ 17,183,884     $   9,227,164     $ (23,113,837)
                                                          ============     =============     =============

 Earnings per common share - basic and diluted            $       0.89     $       (0.26)    $       (0.78)
                                                          ============     =============     =============

 Average number of common shares used in calculation:
   Basic                                                    24,844,544        27,723,665        29,571,266
                                                          ============     =============     =============
   Diluted                                                  24,888,709        27,896,666        29,571,266
                                                          ============     =============     =============

          See accompanying notes to consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                                                                    Retained Earnings
                                  Number of Common Shares Issued        Common Stock        -------------------------------
                                 ---------------------------------  --------------------       Additional     Appropriated
                                    Class A           Class B        Class A     Class B     Paid in Capital  Legal Reserve
                                 ---------------------------------  --------------------    ---------------- --------------
Balance at December 31, 1998         5,700,000       19,144,544   $ 3,750,000   12,595,095    $  94,015,852  $   1,172,188

Stock-based compensation to
  non-employees (note 24)                    -                -             -            -          273,000              -

Transfer to legal reserve (note
  23)                                        -                -             -            -                -        480,819

Net earnings                                 -                -             -            -                -              -
                                    ----------       ----------   -----------   ----------    -------------  -------------
Balance at December 31, 1999         5,700,000       19,144,544     3,750,000   12,595,095       94,288,852      1,653,007

Issuance of common shares, Net
  of issuance cost of $6,852,774
  (note 17)                          4,000,000                -     2,460,025            -       64,687,201              -

Stock-based compensation to
  non-employees (note 24)                    -                -             -            -        1,005,755              -

Net loss                                     -                -             -            -                -              -
                                    ----------       ----------   -----------   ----------    -------------  -------------
Balance at December 31, 2000         9,700,000       19,144,544     6,210,025   12,595,095      159,981,808      1,653,007

Issuance of common shares in
  payment of company acquisition
  (notes 9, 17 and 28)               3,375,000                -     1,991,250            -       19,676,250              -

Issuance of common shares, net
  of issuance cost of $1,331,096
  (note 17)                         11,170,920                -     6,551,859            -       36,801,108              -

Stock-based compensation to
  non-employees (note 24)                    -                -             -            -          830,854              -

Net loss                                     -                -             -            -                -              -
                                    ----------       ----------   -----------   ----------    -------------  -------------
Balance at December 31, 2001        24,245,920       19,144,544   $14,753,134   12,595,095    $ 217,290,020  $   1,653,007
                                    ==========       ==========   ===========   ==========    =============  =============

                                                          Other
                                                      Comprehensive
                                                      Income-Foreign
                                                         Currency     Shareholders'
                                   Un-appropriated     Translation     Equity, Net
                                  -----------------  ---------------- -------------
Balance at December 31, 1998         $ 18,051,924    $   (2,023,757)  $ 127,561,302

Stock-based compensation to
  non-employees (note 24)                       -                 -         273,000

Transfer to legal reserve (note
  23)                                    (480,819)                -               -

Net earnings                           22,034,525                 -      22,034,525
                                     ------------    --------------   -------------
Balance at December 31, 1999           39,605,630        (2,023,757)    149,868,827

Issuance of common shares, Net
  of issuance cost of $6,852,774
  (note 17)                                     -                 -      67,147,226

Stock-based compensation to
  non-employees (note 24)                       -                 -       1,005,755

Net loss                               (7,225,635)                -      (7,225,635)
                                     ------------    --------------   -------------
Balance at December 31, 2000           32,379,995        (2,023,757)    210,796,173

Issuance of common shares in
  payment of company acquisition
  (notes 9, 17 and 28)                          -                        21,667,500

Issuance of common shares, net
  of issuance cost of $1,331,096
  (note 17)                                     -                 -      43,352,967

Stock-based compensation to
  non-employees (note 24)                       -                 -         830,854

Net loss                              (23,113,837)                -     (23,113,837)
                                     ------------    --------------   -------------
Balance at December 31, 2001         $  9,266,158    $   (2,023,757)  $ 253,533,657
                                     ============    ==============   =============

          See accompanying notes to consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                           1999              2000             2001
                                                           -----             -----            ----
Cash flows provided by operating activities:
  Net earnings (loss)                                 $   22,034,525    $   (7,225,635)  $  (23,113,837)

  Adjustments to reconcile net earnings (loss)
      to net cash provided by operating activities:
      Depreciation                                        20,837,480        36,165,279       54,432,205
      Amortization of debt issue cost                      1,499,497         1,958,610        2,253,822
      Allowance for doubtful accounts                      5,420,717         3,499,893        5,519,059
      Amortization of radio frequency right                  198,333           320,186          660,086
      Goodwill amortization                                        -                 -           47,031
      Provision for equipment pending                                                         1,014,605
      installation                                                 -                 -
      Foreign exchange gains                                 101,835                 -                -
      Expenses for severance indemnities                     328,807           760,740        1,987,129
      Cumulative effect of accounting change
        in installations and activations
        revenues                                                   -        16,452,799                -
      Cumulative effect of accounting change
        in organizations costs                               119,711                 -                -
      Deferred income tax, net                                33,660           491,890          374,318
      Value of consulting services received
        in exchange for stock warrants                       273,000         1,005,755          830,854
      Minority interest                                            -                 -       (1,775,079)
      Loss (gain) on sale of fixed assets, net                     -          (836,054)         282,713
      Gain on sale of land                                  (897,833)                -                -
      Net changes in assets and liabilities:
        Accounts receivable                              (13,407,676)       (9,497,912)        (839,867)
        Inventories                                       (4,213,002)          160,162        2,498,234
        Prepaid expenses                                  (3,532,125)       (1,310,464)       2,162,909
        Long-term accounts receivable                         68,937            22,619                -
        Other assets                                      (3,944,266)       (9,765,092)      (3,946,042)
        Accounts payable                                   9,005,096        12,429,429       (3,094,374)
        Other liabilities                                 (3,624,114)         (252,016)      (7,885,779)
        Accrued expenses                                   1,563,855        (1,258,728)       4,635,412
        Reserve for severance indemnities                   (340,279)         (782,427)      (2,040,943)
                                                      --------------    --------------   --------------
            Total adjustments                              9,491,633        49,564,669       57,116,293
                                                      --------------    --------------   --------------
Net cash provided by operating activities                 31,526,158        42,339,034       34,002,456
                                                      --------------    --------------   --------------
Cash flows from investing activities (note 9 and 28):
      Acquisition of investments                            (546,185)         (578,887)     (15,862,209)
      Proceeds from maturity of US Treasury
        Bonds and irrevocable restricted funds            54,470,478                 -                -
      Proceeds from sale of land                           2,724,458                 -                -
      Proceeds from sale of fixed assets                           -         2,405,494           41,653
      Business acquisitions, net of cash
        acquired                                                   -                 -      (47,416,009)
      Acquisition of land                                 (1,826,625)                -                -
      Acquisition of property and equipment             (119,182,223)     (151,221,583)    (113,229,826)
                                                      --------------    --------------   --------------
        Net cash used in investing activities            (64,360,097)     (149,394,976)    (176,466,391)
                                                      --------------    --------------   --------------

                                                                     (continued)

           See accompanying notes to consolidated financial statements

                          TRICOM, S.A. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                            1999              2000             2001
                                                            -----             ----             ----
Cash flows from financing activities (notes 9 and 28):
  Borrowed funds from banks                              111,580,042       226,440,816      117,508,250
  Principal payments to banks                            (69,643,536)     (207,910,973)    (115,281,528)
  Proceeds from issuance of commercial paper                       -                 -       30,396,315
  Borrowed funds from related parties                     62,233,725        71,727,978       82,699,726
  Principal payments to related parties                  (69,929,694)      (58,213,312)     (87,033,972)
  Capital lease payments                                    (361,292)      (22,745,278)      (6,317,907)
  Re-payment of Carifa bonds                             (32,000,000)                -                -
  Payments of long-term debt                                       -       (10,315,216)      (3,133,887)
  Proceeds from issuance of long-term debt                29,087,227        45,664,687       74,650,469
  Issuance of common stock                                         -        67,147,226       43,352,967
                                                      --------------    --------------   --------------
    Net cash provided by financing activities             30,966,472       111,795,928      136,840,433

Effect of exchange rate changes on cash on
   hand and in banks                                         (50,377)                -                -
                                                      --------------    --------------   --------------

Net increase (decrease) in cash and on hand
   and in banks                                           (1,917,844)        4,739,986       (5,623,502)

Cash on hand in and banks at beginning of                                                    18,199,552
   the year                                               15,377,410        13,459,566
                                                      --------------    --------------   --------------

Cash on hand an in banks at the end of the
   year                                               $   13,459,566    $   18,199,552   $   12,576,050
                                                      ==============   ===============   ==============

Supplementary information:
  Interest paid (net of capitalization)                  (23,373,038)      (33,785,503)     (40,731,785)
  Capital lease obligation incurred                   $   26,244,000    $   17,691,845   $    3,345,398
                                                      ==============    ==============   ==============

           See accompanying notes to consolidated financial statements

                          TRICOM, S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 2001

1  ORGANIZATION AND NATURE OF BUSINESS

     The consolidated financial statements of TRICOM, S. A. (the Company) include operations of the following companies engaged in the telecommunication and media industry, and with operations in the Dominican Republic, New York, U.S.A. and Republic of Panama.

     TRICOM, S. A. (Parent Company)
     GFN Comunicaciones, S. A.
     TRICOM Centroamerica, S. A.
     Call Tel Corporation
     TRICOM USA, Inc. and Subsidiaries
     TRICOM Latinoamerica, S. A. and Subsidiaries (a company in development stage)
     TCN Dominicana, S. A.  (TCN or Telecable)

     TRICOM, S. A. (TRICOM or the Company) is a diversified telecommunications company, which provides international and domestic long distance, basic local service, mobile, Internet and broadband services in the Dominican Republic and long distance service through subsidiaries in the United States.

     The Company's operations in the Dominican Republic are governed by the Telecommunications Law (Law No.153-98) and by a Concession Agreement signed with the Dominican Government and confirmed by the National Congress on April 30, 1990. This agreement is for an initial term of 20-year through June 30, 2010, subject to renewal for an additional 20-year term. Law No. 153-98 establishes a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the "Universal Services Principle" by guaranteeing access to telecommunications services at affordable prices in low-income rural and urban areas. The law creates a fund for the development of the telecommunications sectors that is supported by a 2% tax on industry participants' billings of all telecommunication services.

     TRICOM USA, Inc. (TRICOM USA) is a Company organized under the Laws of Delaware and authorized by the United States Federal Communications Commission (FCC) to operate as a facilities-based carrier in the United States.

     TRICOM Latinoamerica, S. A. is a company organized under the Laws of the Cayman Islands, on May 12, 2000. The activity of this company is to act as the control of the telecommunication operations in Central America and the Caribbean.

     TCN Dominicana, S. A. is a company organized on September 13, 2001, under the laws of the Dominican Republic, and engaged in the operation of three cable television systems and networks in the Dominican Republic.

2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     2.1    BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of TRICOM, S. A.(Parent Company) and its majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates and assumptions.

     2.2    FOREIGN CURRENCIES

     The Company's functional currency is the US Dollar. Monetary assets and liabilities denominated in other currencies are translated to US Dollars at the exchange rate prevailing at the date of the financial statements. The exchange differences resulting from this conversion are charged or credited to foreign currency exchange gains or losses in the accompanying consolidated statements of operations. The transactions expressed in other currencies are translated at the exchange rated prevailing at the time the transaction takes place.

     Subsidiaries whose functional currency is other than the US Dollar are translated following the guidelines in SFAS 52; accordingly, assets and liabilities are translated to US Dollars at the exchange rate prevailing at the date of the consolidated financial statements. Revenues and expenses are translated at the average rate at the end of each month. Foreign exchange differences arising from transactions in other currencies are charged or credited to operations, while translation difference arising from the conversion of the financial statements in other currencies is recognized in comprehensive income or expense in stockholders' equity.

     As of December 31, 2000 and 2001, the rates used by the Company to translate Dominican peso denominated accounts at year-end were RD$16.69 and RD$17.05 per one US dollar, respectively. Panamanian Balboas (B/.) are at par with the US dollar.

     2.3    CASH AND CASH EQUIVALENTS

     For the purpose of the statements of cash flows, the Company considers, as cash and cash equivalents, cash on hand, cash in banks, time deposits and highly liquid debt instruments with original maturities, at the time of purchase, of three months or less.

     2.4    ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts receivables is established through a charge to an expense account. The Company, after analyzing current market trends and collection history of its receivable portfolio has estimated that, as a rule, that customers receivable balances over 90 days past due are uncollectible and, are therefore reserved.

     2.5    INVENTORIES

     Inventories are valued at the lower of average cost or market.

     2.6    PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Construction costs and equipment installations in process are maintained as construction projects until they are completed and/or equipment is placed in service. Depreciation is recorded from first full month that the assets are placed in service.

     2.7    DEPRECIATION AND AMORTIZATION

     The depreciation method used by the Company is the straight-line method, that is, the uniform distribution of cost over the estimated useful lives of the corresponding assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement.

     The estimated useful lives of assets are as follows:

                                                               Years
                                                              --------
      Buildings and improvements                                 50
      Furniture, equipment and transportation equipment         3-15
      Leasehold improvements                                    5-10
      Communications and transmission equipment                  15
      Computer equipment                                        6.67
      Other equipment                                           5-10

     2.8    OTHER ASSETS

     Deferred debt issue costs and bank debt are amortized over the debt service period of the related debt.

     The radio frequency rights are amortized on a straight-line basis over their useful lives, which range from 15 to 20 years.

     Deferred commissions on prepaid calling cards are recognized when the deferred revenues are recorded. Commissions expense on sales of calling cards outside of the Dominican Republic are recognized based on the minutes used. Commission expense on sales of calling cards within the Dominican Republic is recorded when the collections of outstanding invoices to distributors and/or wholesalers are made.

     Cellular service plans which include the price of the telephone equipment, generate deferred assets for the net cost of the equipment, which is amortized over the initial contract period of 18 months, from the month following the equipment is delivered.

     2.9    SEVERANCE INDEMNITIES

     According to the Labor Code of the Dominican Republic, employers are required to pay severance indemnities to those workers whose labor contracts are terminated without just cause. Just cause is defined in the Labor Code as including misstatements by an employee in his job application, termination of an employee within three months of his hire for poor performance, dishonesty, threats of violence, willful or negligent destruction of property, unexcused absence or termination of the job for which the employee was hired. The Company maintains a minimal reserve to cover severance indemnities based on its experience. As of December 31, 2001, the liability for severance indemnities was $1,625,215 which relates primarily to the obligations for employees of TCN Dominicana, S. A., assumed in connection with the Company's acquisition in 2001.

     2.10   REVENUE RECOGNITION

     TOLL REVENUES

     Toll revenues are amounts received by the Company from customers in the Dominican Republic for international and domestic long distance calls. These revenues are recognized as the calls are made.

     INTERNATIONAL SETTLEMENT REVENUES

     International settlement revenues represent amounts due from telecommunications carriers for calls (based on minutes) originated outside the Dominican Republic, which terminate into the Company's Dominican network as per operating agreements between the Company and each of such carriers. These revenues are recognized as the minutes are provided.

     PREPAID CALLING CARD REVENUES

     The Company recognizes revenue from prepaid calling cards based on card usage. The Company accounts for cash received or credit extended from the sale of the prepaid calling cards as deferred revenues, which are then recognized as the cards are used. This revenue may be part of the toll or international revenues depending on the call destination.

     LOCAL SERVICE REVENUE

     Local service revenue consists of wire line rent, local measured service (represents minutes used by local customers which are billed at established rates or tariffs per actual minutes of call duration) as well as charges for "Custom Local Access Signaling Services" (CLASS). CLASS represents value-added services which include call forwarding, three-way calling, call waiting and voice mail. It also features vertical services such as incoming-call identification, call trace, call blocking, automatic return of the most recent incoming call, call redial, and selective forwarding and programming to permit for distinctive ringing for incoming calls requested for local customers, which are billed in addition to rent. Local service revenues also include collect call revenues and revenues from other miscellaneous wire line services. These revenues are recognized as the services are rendered.

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

     DATA AND INTERNET

     Represents fees received for data transmission services via ATM (Asynchronous Transfer Mode), Frame-Relay, wireless Internet and other such services to residential and corporate customers. These revenues are recognized as the services are rendered.

     PAGING

     Paging revenues consist of fixed monthly charges for nationwide service and the use of paging equipment and activation fees. These revenues are recognized as these services are rendered.

     SALES OF EQUIPMENT

     These revenues consist of sales and rental fees charges to customers for communication equipment, including private branch exchanges, key telephone systems, residential telephones, cellular handsets and paging units. These revenues are recognized upon sale to the customer.

     INSTALLATION AND ACTIVATION FEES

     Revenues from installations consist of amounts charged by the Company to its clients for the installation of local access lines, private interchange, central telephone systems, as well as charges for the activation of cellular phones and PCS. Effective January 1, 2000, the Company adopted Staff Accounting Bulletin (SAB 101), issued by the Securities and Exchange Commission (SEC), which establishes certain criteria regarding revenue from installation and activation. As a result of this adoption, revenues are recognized over the estimated average service life based on the Company's experience (initially this was calculated as 35 months). In previous years, these revenues were recognized as generated.

     As a result of a review of the average service lives based on the Company's experience relative to client maintenance during 2001, effective October 1, 2001, the Company revised the estimated average service life period for the amortization of the installation and activation revenue. Consequently, the recognition period for these revenues was changed to 24 months.

     INCOME FOR CABLE TV SERVICES

     Consists of fees received for the transmission of television channels and programs in the Dominican Republic, as well as other cable related services. These revenues are recognized as the services are provided.

     OTHER

     Other revenues represent revenues that are not generated from the Company's core business activities, including commissions and revenues from the sale of miscellaneous products. These revenues are recognized when the service or product is delivered.

     2.11   CAPITALIZATION OF INTEREST

     Interest is capitalized on qualified projects and included as part of project costs during the period necessary for installation.

     During the years ended December 31, 1999, 2000 and 2001, interest capitalized as part of construction projects amounted to approximately $11,900,000, $11,300,000 and $9,800,000, respectively.

     2.12   EXPENSE IN LIEU OF INCOME TAX

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

     2.13   INCOME TAXES

     In the case of subsidiary TRICOM USA, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     2.14   EARNINGS PER COMMON SHARE

     Basic earnings per share have been computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflect the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

     The following table reconciles weighted average common shares outstanding used in the calculation of basic earnings (loss) per common share to the number of shares used in the calculation of diluted earning (loss) per share for the years 1999, 2000 and 2001:

                                                            1999              2000             2001
                                                         ----------        ----------       ----------
       Weighted average number of common shares
           outstanding - basic......................     24,844,544        27,723,665       29,571,266
       Dilutive effect of potential common shares
           issuable upon exercise of employee stock
           options and warrants.....................         44,165           173,001                -
                                                         ----------        ----------       ----------
       Weighted average number of common shares
       outstanding - diluted........................     24,888,709        27,896,666       29,571,266
                                                         ==========        ==========       ==========

     For 2001, all stock options and warrants are excluded from consideration of diluted loss per share because of the Company's net loss.

     2.15   PENSION PLAN

     From September 1, 2000 a pension administration company has managed the Company's plan, which was converted to a defined contribution plan. Under this arrangement, both the Company and the employee make fixed contributions to the employee's account. The contributions made by the Company are recognized as monthly expenses. Prior to September 1, 2000, the Company had a contributory defined benefit pension and retirement plan that included all personnel. The cost of the plan had been determined based on actuarial studies and includes amortization of past service costs over the estimated average life of its employees.

     2.16   IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE
            DISPOSED OF

     The Company accounts for long-lived assets in accordance with the provision of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

     2.17   ADVERTISING COSTS

     Advertising costs are expensed as incurred. For the years ended December 31, 1999, 2000 and 2001 these costs amounted to $5,431,834, $4,204,391 and
     $6,074,121, respectively, and are included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

     2.18   STOCK OPTION PLAN

     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25" issued in March 2000, in accounting for its fixed plan stock options. As such, compensation expense is recorded on the date of grant only if the market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

     2.19   GOODWILL

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired during 2001, is accounted for as follows:

     The goodwill resulting from the purchase of 51% interest in the subsidiary in Panama during March of 2001 is amortized on a straight-line basis over the expected periods to be benefited, generally over 40 years.

     The goodwill resulting from the acquisition of TCN Dominicana, S.A. during October 2001 is not being amortized in accordance with the provisions of SFAS 142.

     Goodwill acquired in business combinations completed before July 1, 2001 continues to be amortized and tested for impairment prior to the full adoption of SFAS 142 on January 1, 2002.

     The Company assesses the recoverability of these intangible assets by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     2.20   RECLASSIFICATION

     For the year ended December 31, 2001, the Company has classified as a separate line item in operating revenues in the consolidated statements of operations, data and Internet revenues. Previously, these revenues were included as part of local service revenues and totaled $560,086 and $3,461,192 for the years ended December 31, 1999 and 2000. Prior years have been reclassified to conform to the year 2001 presentation.

3    LIQUIDITY

     As of December 31, 2000 and 2001, the Company's current liabilities exceed its current assets by $125.3 million and $175.6 million, respectively. This is mainly a result of the short-term debt acquired in the Dominican Republic with local banks and related entities which is due on demand. Dominican banks generally make short-term loans with intentions of renegotiating interest rates in the event that the market conditions change. These debts generally are not repaid at maturity. The Company is dependent upon the continued renewal of these loans annually and semi-annually. Based upon its prior experience, the Company expects that it will be able to renew substantially all of these loans in 2002, although such renewals cannot be assured.

     The Company has identified an action plan to harmonize its financial situation under the best conditions offered by Dominican banks. As a result, during the first quarter of 2002, management renegotiated approximately $30.5 million of its short-term debts with local banks on a long-term basis. Such debts have been reclassified in the consolidated balance sheet, as long-term debt, as of December 31, 2001. The Company is continuing its efforts to renegotiate, on a long-term basis additional amounts of its short term borrowings.

     For the year ended December 31, 2001, the Company generated $34 million of cash flow from operations. Additionally, the Company funded its long term development plan through additional short and long-term borrowings and sale of Class A common stock for net proceeds of approximately $43 million primarily to one of its principal stockholders. The Company is currently reviewing its operating and capital needs and may revise or curtail its planned capital expenditures, if necessary. Management believes that cash flow from operations combined with available borrowings will be sufficient to fund its operating and capital needs through the end of 2002.

     Additionally, during 2001, the Company acquired the largest cable television company of the Dominican Republic. Management estimates that the projected future cash flows from the operations of this subsidiary will augment the cash flows projected by its telecommunications subsidiaries and together will improve the financial position of the Company.

     While the Company's Panama telecommunications subsidiary initiated its digital trunking operation in April, 2002 using Motorola's iDEN(R) technology, such subsidiary has not yet signed interconnection agreements with telecommunications companies operating in Panama. It may not be able to do so until certain lawsuits and proceedings are decided. A ruling in this case adverse to the Company could have a material negative impact on the Company's financial position and results of future operations. (See note 21).

4    PROPERTY AND EQUIPMENT

     A detail of property and equipment at December 31, 2000 and 2001 is as follows:

                                                                2000              2001
                                                          ---------------    ---------------
     Operations and communications:
         Land......................................       $     7,118,634    $    11,902,288
         Buildings and improvements................            15,861,346         19,758,611
         Furniture and equipment...................            10,324,397         12,975,140
         Communications equipment..................           156,045,089        216,321,333
         Transmission equipment....................           283,120,786        354,830,797
         Other equipment...........................            32,538,363         25,624,184
                                                          ---------------    ---------------
                                                              505,008,615        641,412,353
      Less accumulated depreciation................            70,891,750        114,543,201
                                                          ---------------    ---------------
         Sub-total, operations and communications             434,116,865        526,869,152

      Property and equipment:
         Buildings.................................             9,037,820          9,391,263
         Furniture and office equipment............            20,133,420         31,972,835
         Transportation equipment..................             4,636,530          6,612,102
         Leasehold improvements....................             4,807,139          6,307,745
         Data processing equipment.................            33,590,043         45,459,879
                                                          ---------------    ---------------
                                                               72,204,952         99,743,824
         Less accumulated depreciation.............            21,157,407         31,725,040
                                                          ---------------    ---------------
           Sub-total, property and equipment.......            51,047,545         68,018,784
                                                          ---------------    ---------------

         Communications equipment pending
           obsolescence............................            16,872,746         21,536,007

                                                                2000              2001
                                                          ---------------    ---------------
         Cable company equipment pending
           installation............................                     -          3,451,697
         Equipment in transit (a)..................             5,789,586          4,396,131
         Construction in process (b)...............            78,397,158         61,644,861
                                                          ---------------    ---------------
           Property and equipment, net.............       $   586,223,900    $   685,916,632
                                                          ===============    ===============

     (a) Equipment in transit represents accumulated costs of equipment imported by TRICOM, S. A. and TCN, for which additional import related costs are still to be incurred.

     (b) A detail of construction in process at December 31, 2000 and 2001 is as follows:

                                                                2000              2001
                                                          ---------------    ---------------
      Operation and communication
         Buildings.................................       $     3,104,105    $       563,058
         Transmission equipment (i)................            48,302,135         40,173,633
         Cells.....................................            17,075,909         13,630,164
           Other Property and equipment:...........             9,915,009          7,278,006
                                                          ---------------    ---------------
                                                          $    78,397,158    $    61,644,861
                                                          ===============    ===============

         (i) As of December 31, 2000, this item includes mainly switches and optic fiber projects for the Company's network in Dominican Republic. As of December 31, 2001, this item includes approximately $24.7 million for a network to provide trunking services with iDEN(R) Motorola technology, primarily in the Republic of Panama. (See note 21).

5    ACCOUNTS RECEIVABLE

     Changes in the allowance for doubtful accounts were as follows:

                                                                1999              2000               2001
                                                          ---------------    ---------------    --------------
      Allowance at beginning of year...............       $       740,687    $     4,307,563    $    2,394,903
      Increase for the year, net...................             5,420,717          3,499,893         5,519,059
      Write-off during the year....................            (1,853,841)        (5,412,553)       (3,816,961)
                                                          ---------------    ---------------    --------------
      Allowance at end of year.....................       $     4,307,563    $     2,394,903    $    4,097,001
                                                          ===============    ===============    ==============

6    TRANSACTIONS WITH RELATED PARTIES

     The transactions with related parties consist principally of bank accounts, investments in certificates of deposits, loans, insurance services, advertising and advisory services and real estate leases.

     A detail of balances with related companies at December 31, 2000 and 2001, is as follows:

                                                                2000               2001
                                                          ---------------    ---------------
      Assets:
          Cash in banks............................       $     3,677,466    $     4,689,200
          Deposits (a).............................            13,054,686          6,292,398
          Accounts receivable (b)..................             1,663,396          5,191,359
          Investments (c)..........................                     -         15,200,000
          Prepaid expenses - insurance.............             4,472,055          4,456,265
            Other assets - deposits................                86,580             86,580
                                                          ===============    ===============
          Liabilities:
            Borrowed funds (d).....................            31,410,612         27,076,366
            Commercial paper (e)...................                     -          1,964,942
            Accounts payable.......................             2,093,385          6,868,834

                                                                2000               2001
                                                          ---------------    ---------------
            Accrued expenses - interest payable....                     -            338,497
            Capital leases.........................            20,928,275         17,856,766
                                                          ===============    ===============

     (a) As of December 31, 2000 includes $2,185,005 in a non-interest bearing time deposit. As of December 31, 2000 and 2001 includes $10,198,900 and $2,000,000, respectively, in interest bearing deposits, which earn interest at rates between 9% and 11% in 2000 and 10% per annum in 2001. Additionally, as of December 31, 2000 and 2001, includes RD$11,195,335 ($670,781) and RD$73,185,385
            ($4,292,398) in certificates of deposit, which earn interest rates of 20% per annum in 2000 and interest rates ranging from 15% to 20% per annum in 2001.

     (b) The Company contracts services from a related party engaged in managing the collection of past due accounts. This related party also provides these services to other related companies. During the year ended December 31 2000 and 2001, the Company recognized collection recoveries from customer accounts previously written off $3,087,728 and $2,450,205, respectively. These amounts are included, net of increase in the allowance for doubtful accounts, in selling, general and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2000, the Company had amounts receivable from the related party of $1,566,447, which was collected in January 2001. As of December 31, 2001, accounts receivable includes $3,737,542 related to an insurance claim filed with Segna, S. A., a related Company, related to the loss of communications equipment. The amount of the claim represents the Company's undepreciated cost basis.

     (c) Correspond to certificates of deposit that earn between 9% and 10% annual interest and mature in 2002.

     (d) Correspond to letters of credit and open accounts with annual interest rates that range from 10% to 11.50% in 2000 and 9.5% to 12% in 2001.

            At December 31, 2001, the Company has available unsecured, short-term lines of credit for approximately $41,800,000.

     (e) Represent obligations from the issuance of commercial paper in favor of related companies amounting to $818,344, at annual interest rates ranging between 8% to 11% and RD$19,549,500 (equivalent to $1,146,598 at December 31, 2001) at rates ranging between 14% to 16% annual interest.

            A detail of transactions with related parties during the years ended December 31, 1999, 2000 and 2001, is as follows:

                                                                1999              2000               2001
                                                          ---------------    ---------------    --------------
      Operating revenues - communications services
         revenues..................................       $     1,970,646    $     1,948,321    $    3,687,902
      Selling, general and administrative expenses:
         Insurance premiums                                     2,000,473          4,071,713         4,379,992
         Leased premises and equipment                            108,578            157,600           122,568
         Security services                                         77,382            227,001           267,725
         Pension plan contributions                               586,921            738,058           739,247
         Advertising services                                      74,104            250,232         1,031,539
         Professional services                                    167,470            234,348           128,957
         Other                                                          -                  -           213,677
      Other income (expenses):
         Interest incurred on loans                              (710,537)        (5,713,690)       (5,751,382)
         Interest earned                                          265,423          1,805,780         1,906,029

                                                                1999              2000               2001
                                                          ---------------    ---------------    --------------
           Gain on sale of land (a)                               897,833                  -                 -
           Other (b)                                                    -            806,180                 -
           Bank charges                                          (135,640)          (151,600)          (56,732)
         Equipment purchased (Motorola)                        23,097,157         20,279,706        20,196,766
                                                          ===============    ===============    ==============

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

     (b) In July 2000 the Company sold all operational assets related to the operations of the Internet business portal to a related company in the Dominican Republic for $2,315,412 in cash. The gain on the sale of this asset was $806,180, and is included as part of other, net in other income (expenses) in the accompanying consolidated statements of operations.

7    MORTGAGE INVESTMENTS

     At December 31, 2000 and 2001, consist of mortgage participation contracts, which have been purchased from savings and loan associations in the Dominican Republic. These contracts earn interest at rates between 9% and 12% per annum in 2000 and 7% and 12% per annum in 2001. These investments are maintained as compensating balances for mortgage loans made by these savings and loan associations to certain officers and employees of the Company.

8    OTHER ASSETS

     Other assets at December 31, 2000 and 2001 consisted of the following:

                                                                2000              2001
                                                          ---------------    ---------------
      Deferred debt issue costs and bank debt, net (a)    $     7,303,063    $     8,852,320
      Deposits with international carriers (b)                    214,340            207,575
      Deposits                                                  1,976,585          2,133,880
      Radio frequency rights, net (c)                          10,766,390         11,029,074
      Other (d)                                                 4,050,186          3,991,204
                                                          ---------------    ---------------
                                                          $    24,310,564    $    26,214,053
                                                          ===============    ===============

     (a) Represent commissions paid to brokers and other expenses incurred at the time of, and directly related to, the issuance of the Senior Notes and prepaid interest on bank debt. For the years ended December 31, 1999, 2000 and 2001, amortization of deferred debt issue cost and bank debt amounted to $1,499,497, $1,958,610 and $2,333,946, respectively, and are included as part of interest expense in the accompanying consolidated statements of operations.

     (b) At December 31, 2000 and 2001, deposits with international carriers represent security deposits made by TRICOM for the installation of international circuits. These deposits will be recovered at the termination of the agreements. These agreements mature each year and are automatically renewed unless otherwise terminated by the parties.

     (c) Represent payments for the frequency usage rights to expand the cellular capacity of the Company in the Dominican Republic, as well as payments for the acquisition of the frequency rights for El Salvador, Guatemala and Panama, as part of the plans to expand the Company in Central America and the Caribbean. For the years ended December 31, 1999, 2000 and 2001, the amortization expense amounted to $198,333, $320,186 and $660,086 respectively, and are included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

     (d) At December 31, 2000 and 2001 include deferred commissions related to prepaid calling cards of $3,591,760 and $2,175,183, respectively. Also at December 31, 2001, this account includes $1,325,398 corresponding to the net deferred asset associated with cellular phone packages offered which include telephone equipment. The basic rate per minute of such packages is higher than other regular packages offered by the Company. At December 31, 2001, the amortization expense associated with net deferred assets of cellular phone packages was $390,977 and is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

9  ACQUISITIONS, GOODWILL AND INTANGIBLE ASSETS

     On October 26, 2001, the Company completed the acquisition of 100% of the outstanding stock of TCN Dominicana, S. A. (TCN). TCN is engaged in operating cable television systems and is the largest such Company in the Dominican market. The purchase price consisted in cash payments of approximately $42,300,000 and 3,375,000 TRICOM shares with an approximate value of $21,700,000 as of the date the agreement was announced for a total cost of approximately $64,000,000. The TCN acquisition was accounted for using the purchase method of accounting. TRICOM assumed control of the operations of TCN from September 13, 2001. From September 13, 2001 to the date of closing, there were no significant unsatisfied conditions necessary for the final execution of the transaction. The conditions during that period consisted primarily of ministerial legal conditions. Consequently, the consolidated financial statements include the accounts of TCN from October 1, 2001.

     Allocation of the purchase price to the estimated fair value of assets acquired and liabilities assumed at the date of the acquisition is as follows:

      Current assets                                      $     8,052,540
      Property and equipment                                   32,208,572
      Other non-current assets                                     77,977
      Goodwill and other intangible assets                     34,050,204
                                                          ---------------
      Total assets acquired                                    74,389,293
                                                          ---------------

      Less:
      Current liabilities                                       7,544,934
      Other non-current liabilities                             2,834,434
                                                          ---------------

      Total liabilities assumed                                10,379,368
                                                          ---------------
      Net assets acquired                                 $    64,009,925
                                                          ===============

     Included in goodwill and other intangible assets are amounts related to cable franchise rights which have indefinite life. As a result, under the provisions of SFAS 142, these amounts (as with amounts allocated to goodwill) will not be amortized from the date of acquisition but will be measured for impairment in accordance with the Company's established accounting policy. (See note 27). The following unaudited supplemental pro forma information presents the results of operation of the Company as if the TCN acquisition had taken place on January 1, 2000 and 2001, respectively.

                                                                2000              2001
                                                          ---------------    ---------------
      Revenues                                            $   241,165,176    $   257,825,370
      Earnings (loss) before cumulative effect of
          accounting change                                    11,638,778        (21,532,336)
      Net loss                                                 (4,814,020)       (21,532,336)
      Loss per share-basic and diluted                              (0.17)             (0.73)
                                                          ===============    ===============

     The unaudited pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of results of operations which actually would have resulted had TCN acquisition occurred as of January 1, 2000 and 2001.

     In March 2001, the Company acquired 51% of the outstanding shares of Cellular Communications of Panama, S. A. (subsequently renamed TRICOM Panama, S. A.) a Panamanian Corporation engaged in wireless communications. The total cost of this acquisition, including transaction expenses amounted to $6,303,074 of which $5,272,774 was paid in cash and $1,030,300 through the contribution of a non exclusive license for software developed by TRICOM.

     Allocation of the purchase price to the estimated fair value of assets acquired and liabilities assumed at the date of the acquisition of the 51% of the Company's equity is as follows:

      Current assets                                      $       177,717
      Property and equipment                                    3,305,797
      Other non-current assets                                    666,035
      Goodwill                                                  2,508,350
                                                          ---------------

      Total assets acquired                                     6,657,899
                                                          ---------------

      Less:
      Current liabilities                                         351,695
      Other non-current liabilities                                 3,130
                                                          ---------------
      Total liabilities assumed                                   354,825
                                                          ---------------
          Net assets acquired                             $     6,303,074
                                                          ===============

     As of December 31, 2001, the composition of goodwill and intangible assets is as follows:

      Acquisition of TCN                                  $    34,050,204
      Acquisition of Cellular Communications of
          Panama, S. A. (subsequently TRICOM
          Panama, S. A.)                                        2,508,350
                                                          ---------------
                                                               36,558,554
      Less amortization                                            47,031
                                                          ---------------
      Balance at December 31, 2001                        $    36,511,523
                                                          ===============

10 BORROWED FUNDS - BANKS

     Funds borrowed by the Company consist of:

                                                                2000               2001
                                                          ---------------    ---------------
      Funds denominated in US dollars (a)                 $    45,609,165    $    51,012,974
      International Bank of Miami (IBM) (b)                    33,047,565         29,817,971
      Funds denominated in Dominican. pesos (c)                 3,475,135          6,041,056
                                                          ---------------    ---------------
                                                          $    82,131,865    $    86,872,001
                                                          ===============    ===============

     (a) As of December 31, 2000 and 2001, these amounts represent loans with local and international banks, which accrued interest at annual rates ranging from 9.8% and 12% in 2000 and 5.25% to 12.5% per annum in 2001.

     (b) As of December 31, 2000 and 2001, represent loans for working capital for an amount of $10,284,791 and $6,101,654, respectively, and for trade finance purposes for an amount of $22,762,774 and $23,716,317, respectively. These loans have interest rates ranging from 11% to 12% per annum in 2000 and from 10.25% to 11.25% per annum in 2001.

     (c) At December 31, 2000, these loans were RD$58,000,000 bearing interest at a rate of 26% per annum. At December 31, 2001, these loans represented RD$103,000,000 bearing interest at rates ranging from 15% to 16.50% per annum.

     Usually these loans are renewable at maturity and are due on demand.

     At December 31, 2001 the Company has available unused lines of credit with local and international banks for approximately $30,600,000.

11   COMMERCIAL PAPER

     As of December 31, 2001, commercial paper issued by the Company consist of:

      Commercial paper in US dollars (a)                  $    26,914,427
      Commercial paper in  Dominican pesos (b)                  3,481,888
                                                          ---------------
           Total commercial paper                              30,396,315
      Less short-term commercial paper                         29,242,556
                                                          ---------------
      Long-term commercial paper                          $     1,153,759
                                                          ===============

      (a)   Bears interest at annual rates between 8% and 12%.

      (b) Commercial paper in Dominican pesos for a total amount of RD$59,366,190 which bears interest at annual rates between 13% and 16%.

     Commercial paper issued by the Company is non-redeemable until maturity. These obligations are issued through the related company "Acciones y Valores, S. A." to a related bank. As of December 31, 2001, the Company has a facility that would allow for the issuance of additional commercial paper in the amount of $13,085,573 and RD$140,633,210 ($8,249,317).

     The following is a schedule of the maturity for such debt as of December 31, 2001:

       One to three months                             $        3,072,221
       Three to six months                                      5,607,451
       Six months to one year                                  20,562,884
       More than one year                                       1,153,759
                                                       ==================

12 CAPITAL LEASES

     Since December 1999, the Company has entered into various capital lease contracts with a related party. These contracts will mature at various dates during the next four years. Assets recorded under these leases consist of:

                                                                2000                       2001
                                                           ---------------           ---------------
       Communications equipment and other equipment        $    42,488,488           $    45,696,681
       Transportation                                            1,176,001                 1,276,815
       Machinery and equipment                                     271,356                   307,748
                                                           ---------------           ---------------
                                                                43,935,845                47,281,244
       Less accumulated depreciation                             2,350,834                11,169,666
                                                           ---------------           ---------------
                                                           $    41,585,011           $    36,111,578
                                                           ===============           ===============

     A schedule of the lease payment requirements under these capital leases is as follows:

        Year ending December 31,
        2002                                     $   9,584,940
        2003                                         8,816,113
        2004                                         4,988,675

        2005                                            204,172
                                                 --------------
        Total lease payments                         23,593,900
        Less related taxes                            2,527,882
                                                 --------------
        Minimum lease payments                       21,066,018
        Less amount representing interest
            (12% to 12.875%)                          3,209,252
                                                 --------------
        Present value of capital lease
            obligations                              17,856,766
        Less current maturities of capital
            lease obligations                         6,643,766
                                                 --------------
        Capital lease obligations                $   11,213,000
                                                 ==============

13   TRANSACTIONS WITH CARRIERS

     Accounts receivable from carriers arise from the interconnection services of inbound calls, while accounts payable result from interconnection services of outbound calls. These charges are based on minutes billed. Amounts paid to carriers constitute one of the main operating costs of the Company.

     Net amounts receivable and payable for these activities at December 31, 2000 and 2001 were as follows:

                                                   2000                                    2001
                                 -----------------------------------     -----------------------------------
                                     Receivable          Payable            Receivable           Payable
                                 ------------------  ---------------     ---------------     ---------------
     Inbound                     $       13,699,020  $             -     $     7,119,043     $             -
     Outbound                            (4,969,134)      12,323,898          (2,950,856)          7,080,318
     Payable accounts
         interconnection
         operations                               -        1,511,378                   -           1,751,663
                                 ------------------  ---------------     ---------------     ---------------
                                 $        8,729,886  $    13,835,276     $     4,168,187     $     8,831,981
                                 ==================  ===============     ===============     ===============

14   OTHER LIABILITIES

     Other liabilities at December 31, 2000 and 2001 consisted of the following:

                                                   2000                 2001
                                              ---------------       -------------
     Customer advances                        $     1,256,345       $   2,467,875
     Deferred revenues:
         Calling cards                              3,622,686           7,112,025
         Installations and activation              14,654,886           4,718,921
     Other                                            456,573             345,191
                                              ---------------       -------------
                                              $    19,990,490       $  14,644,012
                                              ===============       =============

     Effective January 1, 2000, the Company adopted the Staff Accounting Bulletin (SAB 101) "Revenue Recognition" issued by the Securities and Exchange Commission (SEC). The adoption of SAB 101 resulted in a change in the revenue recognition policy regarding installation and activation revenues. Such change required the Company to recognize net revenues from installation and activation over the average service life based on the experience of the Company (35 months). This change in the revenue recognition method required the Company to recognize a cumulative effect of accounting change in net revenues from installations and activations for $16,452,799, which is presented as a separate item in the accompanying consolidated statements of operations. The adoption of this bulletin did not affect the cash flows of the Company.

     Effective October 1, 2001, the Company updated its estimate of the average service life period of its customers for purposes of the recognition of deferred income from activations and installations, as a result, the service life was revised from 35 to 24 months. This revision was done based on the average service lives of the Company's customers during the last three years. As of December 31, 2000 and 2001, the Company has recognized revenue of $8,940,040 and $7,512,759, respectively, associated with the accounting change to the adoption of SAB 101 to January 1, 2000. This revenue is included as part of net revenue from installation and activation in the accompanying consolidated statements of operations.

15   ACCRUED EXPENSES

     A summary of accrued expenses at December 31, 2000 and 2001 is as follows:

                                                                  2000                        2001
                                                           ------------------        --------------------
     Expense in lieu of income tax payable                 $          627,543        $          2,320,633
     Interest payable                                               9,854,165                  11,331,294
     ITBIS (Net sales tax)                                          1,058,522                   1,830,470
     Other                                                          2,494,952                   4,790,403
                                                           ------------------        --------------------
                                                           $       14,035,182        $         20,272,800
                                                           ==================        ====================

16 LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                                         2000                     2001
                                                               ------------------        --------------------
     Senior notes (a)                                          $      200,000,000        $        200,000,000

     Bank loans:

     Six loans granted by Banco Lopez de Haro, S.A. and
     Banco de Desarrollo Industrial for a total amount of
     RD$103,586,975 in 2000 and eleven loans for a total
     amount of RD$186,373,755 with interest ranging from 24%
     to 26% per annum in 2000 and from 15% to 18% per annum
     in 2001. These loans are payable in monthly
     installments of RD$4,535,210 (approximately $265,995)
     including principal plus interest, beginning in January
     2000 through December 2008; five of these loans are
     secured by the communications equipment being financed,
     of TRICOM, S. A. (Parent Company) with a carrying value
     of approximately $7,300,000 in 2000 and $6,800,000 in
     2001, respectively.                                                6,206,529                  10,931,012

                                                                     2000                        2001
                                                               ------------------        --------------------
     Loans with the International Bank of Miami disbursed
     under a credit guarantee facility from the
     Export-Import Bank of the United States (EXIMBANK) to
     purchase equipment from US suppliers. As of December
     31, 2000 and 2001 the amounts of $20,230,169 and
     $26,333,154, respectively, are disbursed under the
     $36,005,530 facility. As of December 31, 2001 the
     amount of $5,426,869 is disbursed under the $20,000,000
     facility. At December 31, 2000 and 2001, the Company
     had $35,775,361 and $24,245,507, respectively,
     available under both facilities. Interest is payable
     semi-annually at a variable rate of 30-day LIBOR plus
     2.25% for interim loans and at a fixed rate applicable
     to the 3-year US Treasury Obligations plus 2% after a
     certain date. At December 31, 2000 and 2001, these
     loans have an interest rate of 8.87% per annum and
     interest rates ranging from 4.19% to 6.48% per annum,
     respectively. The principal amount is payable in up to
     10 semi-annual installments of approximately $3,311,674
     each, which amortization begins partially on March 15,
     2002 and on June 15, 2002 until December 15, 2007.
     These loans are guaranteed by TRICOM USA, Inc.                    20,230,169                  31,760,023

     Loan with Banco Popular de Puerto Rico disbursed under
     a credit facility of $15,000,000.00 at an interest rate
     of LIBOR plus 4%. At December 31, 2000 and 2001 this
     loan has an interest rate of 10.78% and 6.12% per
     annum, respectively. Interest is payable on a monthly
     basis and principal is payable in 3 installments of
     $3,000,000 in June 2003, $4,000,000 in December 2003
     and $8,000,000 in June 2004. This loan is guaranteed by
     TRICOM USA, Inc.                                                  15,000,000                  15,000,000

     Unsecured loan with Banco Mercantil, S. A. for the
     amount of RD$150,000,000. At December 31, 2001 this
     loan has an interest rate of 17.5% per annum, which can
     be adjusted every 30 to 60 days as per market
     conditions. Interest is payable on a monthly basis and
     principal is due on April, 2004.                                           -                   8,797,654

                                                                      2000                       2001
                                                               ------------------        --------------------
     Loan with General Electric Capital Corporation of
     Puerto Rico (GE Capital) for $8,000,000. This loan has
     an interest rate of 30-day LIBOR plus 2.75%, payable on
     a monthly basis. At December 31, 2000 and 2001, this
     loan has an interest rate of 9.53% and 5.39% per annum,
     respectively. The principal amount is payable in 36
     consecutively monthly installments of $222,222
     beginning on February 1, 2001. This loan is secured by
     transmission and communication equipment at a cost of
     $15,864,000. The Company's loan agreement with GE
     Capital includes the maintenance of certain financial
     ratios. The loan agreement provides a grace period for
     the Company to cure covenant violations within 90 days
     from written notification received from GE Capital. The
     loan agreement provides a grace period for the Company
     to cure covenant violations within 90 days from written
     notification received from GE Capital. The Company
     failed to meet certain covenant requirements at
     December 31, 2001 for which GE Capital issued the
     Company waivers as of that date. In April 2002, the
     Company and GE Capital signed an amendment to the loan
     agreement which eliminates the application of the
     financial covenants to the three month periods ended
     March 31, 2002 and June 30, 2002 and amends the
     financial covenants, originally required, for periods
     ending after June 30, 2002. Consequently the debt
     obligation with maturity after December 31, 2002 has
     been classified as a long-term obligation                          8,000,000                   5,555,548

     Loan with Popular Bank & Trust, Ltd. for $27,235,700.
     This loan has a fixed interest rate of 10.25% p. a. for
     one year, which can be modified annually according to
     market conditions. Interest is payable on a monthly
     basis and principal is payable on 20 quarterly
     installments of $972,704 each, beginning on January 26,
     2002 and a final payment of $7,781,620. This loan is
     secured by an irrevocable stand by letter of credit
     issued by Bancredito, S. A.                                                -                  27,235,700

                                                                      2000                       2001
                                                               ------------------        --------------------
     Unsecured loans with Banco Popular Dominicano, S. A.
     disbursed under a credit facility of $6,800,000. At
     December 31, 2001 the RD$92,400,000 loan (approximately
     US$5,419,355) has an interest rate of 18% per annum,
     and the $1,249,758 loan has an interest rate of 9.5%
     per annum, which can be modified every 30 to 60 days
     according to market conditions. Interest is payable on
     a monthly basis and principal is payable in equal and
     consecutive semi-annual installments of approximately
     $1,133,000 each, beginning in September 2004 and ending
     on March 2007.                                                             -                   6,669,114

     Loans with Banco Dominicano del Progreso, S. A.
     disbursed under a credit facility of $5,000,000. These
     loans have interest rates ranging from 10.5% to 12% per
     annum, which can be modified every 30 to 60 days as per
     market conditions. Interest is payable on a monthly
     basis and principal at maturity in March 2007. These
     loans are secured by a mortgage valued at $6,900,000.                      -                   3,786,023

     Loans with Banco BHD, S. A. and BHD Cayman disbursed
     under a credit facility of $12,000,000. Outstanding
     under this facility includes a RD$18,500,000 loan
     (approximately $1,085,044) at an interest rate of 16%
     per annum, which can be modified every 30 to 60 days as
     per market conditions. Loans for a total of $10,133,163
     have interest rates ranging from 11% to 12%, which can
     be modified as per market conditions. Principal
     repayment is as follows: $6,000,000 is payable in 20
     equal and consecutive quarterly installments including
     capital plus interest of $396,335 each, commencing in
     May 30, 2002; $2,000,000 is payable at maturity on May
     30, 2006 with interest payable on a monthly basis; the
     remaining principal amount is payable in three equal
     and consecutive monthly installments of $1,000,000
     beginning in June 30, 2003, with interest payable on a
     monthly basis. Two of these loans are secured by a
     mortgage valued at $8,000,000, the other by liens on
     telecommunications equipment of the company for a total
     amount of approximately $5,000,000.                                        -                  11,218,206

                                                                      2000                       2001
                                                               ------------------        --------------------
     $15,000,000 revolving line of credit with Hamilton Bank
     due on May 14, 2002. This loan bears interest at
     Citibank, N. A. prime rate plus 0.05%. At December 31,
     2000 and 2001 this loan has an interest rate of 10% and
     5.25% per annum, respectively. This line of credit is
     guaranteed by TRICOM, S. A. (Parent Company) and by
     Bancredito, S. A.                                                 15,000,000                  15,000,000
                                                               ------------------        --------------------
            Total bank loans                                           64,436,698                 135,953,280
                                                               ------------------        --------------------
            Total long-term debt                                      264,436,698                 335,953,280
                                                               ------------------        --------------------
     Less current portion of long-term debt                             3,213,939                  30,493,532
                                                               ------------------        --------------------
            Long-term debt excluding current portion           $      261,222,759        $        305,459,748
                                                               ==================        ====================

The aggregate principal amounts due on these long-term debt obligations from December 31, 2001 is as follows:

     Year ending December 31,
     2002                             $        30,493,532
     2003                                      20,914,484
     2004                                     231,620,946
     2005                                      18,014,766
     2006 and thereafter                       32,909,552
                                      ===================

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

The Senior Notes are guaranteed fully, unconditionally and jointly and severally by each of the Company's restricted subsidiaries, as defined in the indenture for the Senior Notes, each of which is wholly owned by the Company. Separate financial statements of each of the guarantor subsidiaries have not been presented herein because management has determined that such separate financial statements would not be material to the holders of the Senior Notes.

Summarized condensed consolidated financial information of TRICOM, S. A. (Parent Company), the subsidiaries guarantors on a combined basis (GFN Comunicaciones, TRICOM Centroamerica, S. A., Call

Tel, TRICOM USA and Subsidiaries, Tricom Latinoamerica, S.A., Tricom, S.A. -Panama- and TCN Dominicana, S.A.), and the subsidiary not guarantor (Tricom Panama, S.A. - formerly Cellular Communications of Panama, S.A. -) at December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 is as follows (see note 1):

                         TRICOM, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     BALANCE SHEET DATA AT DECEMBER 31, 2000:

                                     Tricom, S.A.      Subsidiaries      Subsidiaries        Consolidating         Total
             ASSETS                   Parent Co.        Guarantors       Not Guarantor        Adjustments       Consolidated
             ------                --------------   --------------- ------------------   -----------------    ----------------
Current assets:
   Cash on hand and in banks       $   17,241,951   $     957,601   $              -     $             -      $     18,199,552
   Accounts receivable, net            42,620,337      39,460,594                  -         (49,954,179)           32,126,752
   Other current assets                17,049,765       1,239,867                  -                   -            18,289,632
                                   --------------   -------------   ----------------     ---------------      ----------------
     Total current assets              76,912,053      41,658,062                  -         (49,954,179)           68,615,936

Property and equipment net            557,465,684      28,758,216                  -                   -           586,223,900
Other non-current assets               58,932,766       9,207,733                  -         (40,540,476)           27,600,023
                                   --------------   -------------   ----------------     ---------------      ----------------
       Total assets                $  693,310,503      79,624,011                  -         (90,494,655)          682,439,859
                                   ==============   =============   ================     ===============      ================

LIABILITIES AND STOCKHOLDERS'         Tricom S.A.    Subsidiaries     Subsidiaries        Consolidating             Total
EQUITY                                Parent Co.      Guarantors      Not Guarantor        Adjustments          Consolidated
---------------------------------  --------------   -------------   ----------------     ---------------      ----------------
Current liabilities:
   Notes payable                   $  116,756,416   $          -    $              -     $             -      $    116,756,416
   Current portion of capital
    leases                              5,308,310              -                   -                   -             5,308,310
   Accounts payable                    68,895,750      18,883,399                  -         (49,954,179)           37,824,970
   Other current liabilities           29,800,403       4,225,269                  -                   -            34,025,672
                                   --------------   -------------   ----------------     ---------------      ----------------

     Total current liabilities        220,760,879      23,108,668                  -         (49,954,179)          193,915,368

   Other non-current liabilities      261,753,451      15,974,867                  -                   -           277,728,318
                                   --------------   -------------   ----------------     ---------------      ----------------

     Total liabilities                482,514,330      39,083,535                  -         (49,954,179)          471,643,686

   Stockholders' equity               210,796,173      40,540,476                  -         (40,540,476)          210,796,173
                                   --------------   -------------   ----------------     ---------------      ----------------

     Total liabilities and
       stockholders' equity        $  693,310,503   $  79,624,011   $              -     $   (90,494,655)     $    682,439,859
                                   ==============   =============   ================     ===============      ================

                          TRICOM, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     BALANCE SHEET DATA AT DECEMBER 31, 2001:

                                         Tricom, S.A.   Subsidiaries      Subsidiaries        Consolidating
             Assets                       Parent Co.     Guarantors       Not Guarantor        Adjustments       Total Consolidated
             ------                     -------------   -------------   ----------------     ---------------     ------------------
Current assets:
   Cash on hand and in banks            $  11,200,148   $   1,182,280   $        193,622     $             -     $       12,576,050
   Accounts receivable, net                87,640,800      17,706,131            835,546         (71,683,824)            34,498,653
   Other current assets                    27,076,558       2,287,371            365,075                   -             29,729,004
                                        -------------   -------------   ----------------     ---------------     ------------------
     Total current assets                 125,917,506      21,175,782          1,394,243         (71,683,824)            76,803,707

Property and equipment net                581,160,158     100,344,145          4,412,329                   -            685,916,632

Other non-current assets                   84,173,618      16,452,492            799,973         (34,731,796)            66,694,287
                                        -------------   -------------   ----------------     ---------------     ------------------

       Total assets                     $ 791,251,282   $ 137,972,419   $      6,606,545     $  (106,415,620)    $      829,414,626
                                        =============   =============   ================     ===============     ==================

                                         Tricom S.A.    Subsidiaries      Subsidiaries        Consolidation
Liabilities and Stockholders' Equity      Parent Co.     Guarantors       Not Guarantor        Adjustments       Total Consolidated
------------------------------------    -------------   -------------   ----------------     ---------------     ------------------
Current liabilities:
   Notes payable                        $ 158,259,504      15,424,951                  -                   -            173,684,455
   Current portion of capital leases        6,643,766               -                  -                   -              6,643,766
   Accounts payable                        33,536,089      72,631,604          2,642,195         (71,683,824)            37,126,064
   Other current liabilities               25,986,347       8,790,651            139,814                   -             34,916,812
                                        -------------   -------------   ----------------     ---------------     ------------------

     Total current liabilities            224,425,706      96,847,206          2,782,009         (71,683,824)           252,371,097

   Other non-current liabilities          313,291,919       8,340,609              6,511                   -            321,639,039
                                        -------------   -------------   ----------------     ---------------     ------------------

     Total liabilities                    537,717,625     105,187,815          2,788,520         (71,683,824)           574,010,136

   Minority interest                                -               -                  -           1,870,833              1,870,833

   Stockholders' equity                   253,533,657      32,784,604          3,818,025         (36,602,629)           253,533,657
                                        -------------   -------------   ----------------     ---------------     ------------------

     Total liabilities and
       stockholders' equity             $ 791,251,282   $ 137,972,419   $      6,606,545     $  (106,415,620)    $      829,414,626
                                        =============   =============   ================     ===============     ==================

                          TRICOM, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999:

                                         Tricom, S.A.    Subsidiaries     Subsidiaries        Consolidating
                                          Parent Co.      Guarantors      Not Guarantor        Adjustments       Total Consolidated
                                        -------------   -------------   ----------------     ---------------     ------------------
Operating revenues                      $ 155,895,506   $  36,179,982   $              -     $   (21,256,547)    $      170,818,941
Operating costs                          (115,133,014)    (35,480,394)                 -          21,256,547           (129,356,861)
                                        -------------   -------------   ----------------     ---------------     ------------------
     Operating income                      40,762,492         699,588                  -                   -             41,462,080

Other expense, net                        (18,608,256)       (868,817)                 -             310,889            (19,166,184)
                                        -------------   -------------   ----------------     ---------------     ------------------
   Earnings (loss) before income
     taxes and cumulative effect
     of accounting change                  22,154,236        (169,229)                 -             310,889             22,295,896

   Income taxes                                     -        (141,660)                 -                   -               (141,660)
                                        -------------   -------------   ----------------     ---------------     ------------------

Earnings (loss) before
   cumulative effect of
   accounting change                       22,154,236        (310,889)                 -             310,889             22,154,236

Cumulative effect of account
   change in organization costs              (119,711)              -                  -                   -               (119,711)
                                        -------------   -------------   ----------------     ---------------     ------------------

       Net earnings (loss)              $  22,034,525   $    (310,889)  $              -     $       310,889      $      22,034,525
                                        =============   =============   ================     ===============     ==================

STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000:

                                         Tricom S.A.     Subsidiaries     Subsidiaries        Consolidating
                                          Parent Co.      Guarantors      Not Guarantor        Adjustments       Total Consolidated
                                        -------------   -------------   ----------------     ---------------     ------------------
Operating revenues                      $ 188,897,636   $  65,697,691   $              -     $   (30,297,672)    $      224,297,655
Operating costs                          (150,954,070)    (62,619,372)                 -          30,297,672           (183,275,770)
                                        -------------   -------------   ----------------     ---------------     ------------------
   Operating income                        37,943,566       3,078,319                  -                   -             41,021,885

Other expenses, net                       (28,716,402)     (1,273,401)                 -          (1,216,541)           (31,206,344)
                                        -------------   -------------   ----------------     ---------------     ------------------
   Earnings before income taxes
     and cumulative effect of
     accounting change                      9,227,164       1,804,918                  -          (1,216,541)             9,815,541

Income taxes                                        -        (588,377)                 -                   -               (588,377)
                                        -------------   -------------   ----------------     ---------------     ------------------
   Earnings before cumulative
     effect of accounting change            9,227,164       1,216,541                  -          (1,216,541)             9,227,164
                                        -------------   -------------   ----------------     ---------------     ------------------

Cumulative effect of change in
   accounting for installations
   and activation revenues                (16,452,799)              -                  -                   -            (16,452,799)
                                        -------------   -------------   ----------------     ---------------     ------------------

   Net earnings (loss)                  $  (7,225,635)  $   1,216,541   $              -     $    (1,216,541)    $       (7,225,635)
                                        =============   =============   ================     ===============     ==================

                          TRICOM, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001:

                                         Tricom S.A.     Subsidiaries     Subsidiaries        Consolidating
                                          Parent Co.      Guarantors      Not Guarantor        Adjustments       Total Consolidated
                                        -------------   -------------   ----------------     ---------------     ------------------
Operating revenues                      $ 185,307,689   $  80,126,179   $        489,202     $   (22,150,885)    $      243,772,185
Operating costs                          (169,708,189)    (77,618,572)        (4,112,730)         22,150,885           (229,288,606)
                                        -------------   -------------   ----------------     ---------------     ------------------
     Operating income                      15,599,500       2,507,607         (3,623,528)                  -             14,483,579

Other expense, net                        (38,713,337)     (1,276,722)               717           1,128,223            (38,861,119)
                                        -------------   -------------   ----------------     ---------------     ------------------
   Earnings (loss) before income
     taxes and minority interest          (23,113,837)      1,230,885         (3,622,811)          1,128,223            (24,377,540)

Income taxes                                        -        (511,376)                 -                   -               (511,376)
                                        -------------   -------------   ----------------     ---------------     ------------------
   Earnings (loss) before cumulative
     effect of accounting change          (23,113,837)        719,509         (3,622,811)          1,128,223            (24,888,916)

Minority interest                                   -               -                  -           1,775,079              1,775,079
                                        -------------   -------------   ----------------     ---------------     ------------------

       Net earnings (loss)              $ (23,113,837)  $     719,509   $     (3,622,811)    $     2,903,302     $      (23,113,837)
                                        =============   =============   ================     ===============     ==================

CASH FLOW DATA FOR THE YEAR ENDED DECEMBER 31, 1999:

                                         Tricom S.A.     Subsidiaries     Subsidiaries        Consolidating
                                          Parent Co.      Guarantors      Not Guarantor        Adjustments       Total Consolidated
                                        -------------   -------------   ----------------     ---------------     ------------------
Net cash provided by (used in)
   operating activities                 $  38,455,777   $  (6,929,619)  $              -     $             -     $       31,526,158
Net cash used in investing
   activities                             (62,214,283)     (2,145,814)                 -                   -            (64,360,097)
Net cash provided by financing
   activities                              21,539,440       9,427,032                  -                   -             30,966,472
Effect of exchange rate changes
   on cash on hand and in banks               (50,412)             35                  -                   -                (50,377)
                                        -------------   -------------   ----------------     ---------------     ------------------
     Net increase (decrease) in
       cash on hand and in banks           (2,269,478)        351,634                  -                   -             (1,917,844)

Cash on hand and in banks at
   beginning of the year                   15,114,242         263,168                  -                   -             15,377,410
                                        -------------   -------------   ----------------     ---------------     ------------------

Cash on hand and in banks at the
   end of the year                      $  12,844,764   $     614,802   $              -     $             -     $       13,459,566
                                        =============   =============   ================     ===============     ==================

                          TRICOM, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     CASH FLOW DATA FOR THE YEAR ENDED DECEMBER 31, 2000

                                         Tricom, S.A.    Subsidiaries     Subsidiaries        Consolidating
                                          Parent Co.      Guarantors      Not Guarantor        Adjustments       Total Consolidated
                                        -------------   -------------   ----------------     ---------------     ------------------
Net cash provided by (used in)
   operating activities                 $  54,506,114   $ (12,167,080)  $              -     $             -     $      42,339,034
Net cash used in investing
   activities                            (161,904,855)    (21,770,121)                 -          34,280,000          (149,394,976)
Net cash provided by financing
   activities                             111,795,928      34,280,000                  -         (34,280,000)          111,795,928
                                        -------------   -------------   ----------------     ---------------     ------------------
     Net increase in cash on
       hand and in banks                    4,397,187         342,799                  -                   -             4,739,986

Cash on hand and in banks at
   beginning of the year                   12,844,764         614,802                  -                   -            13,459,566
                                        -------------   -------------   ----------------     ---------------     ------------------

Cash on hand and in banks at the
   end of the year                      $  17,241,951   $     957,601   $              -     $             -     $      18,199,552
                                        =============   =============   ================     ===============     ==================

CASH FLOW DATA FOR THE YEAR ENDED DECEMBER 31, 2001:

                                         Tricom S.A.     Subsidiaries     Subsidiaries        Consolidating
                                          Parent Co.      Guarantors      Not Guarantors       Adjustments       Total Consolidated
                                        -------------   -------------   ----------------     ---------------     ------------------
Net cash provided by (used in)
   operating activities                 $  31,164,129   $   5,983,861   $     (3,145,534)    $             -     $      34,002,456
Net cash used in investing
activities                               (186,848,944)    (22,587,259)        (2,597,256)         33,053,654          (178,979,805)
Net cash provided by financing
   activities                             149,643,012      16,828,077          5,936,412         (33,053,654)          139,353,847
                                        -------------   -------------   ----------------     ---------------     ------------------
     Net increase (decrease) in
       cash on hand and in banks           (6,041,803)        224,679            193,622                   -            (5,623,502)

Cash on hand and in banks at
   beginning of the year                   17,241,951         957,601                  -                   -            18,199,552
                                        -------------   -------------   ----------------     ---------------     ------------------

Cash on hand and in banks at the
   end of the year                      $  11,200,148   $   1,182,280   $        193,622     $             -     $      12,576,050
                                        =============   =============   ================     ===============     ==================

                          TRICOM, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17  STOCKHOLDERS' EQUITY

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

     In October 2001, the Company issued 3,375,000 shares in favor of the previous shareholders of TCN Dominicana, S. A. as part of the purchase price of the company. The value of these shares amounted to $21.7 million, determined based on the average price of the shares of TRICOM, S. A. immediately before and after the date the agreement was announced.

     During the last quarter of 2001, the Company completed a Rights Offering of common stock to shareholders. This offer was done as a result of the commitment of $40,000,000 for the purchase of shares by Oleander Holding, one of the Company's major shareholders, a subsidiary of GFN Corporation, Ltd. During the second quarter of 2001as a result of this offer, the company issued 11,170,920 shares for a total net proceeds of approximately $43.3 million, net of issuance cost of $1,331,096.

18  EXPENSE IN LIEU OF INCOME TAXES

     In accordance with the terms of the Concession Agreement signed with the Dominican Government, as revised on February 20, 1996 TRICOM, S. A. (Parent Company) has an exemption from income tax but is required to pay a fixed tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international settlement revenues. This tax will never be less than RD$18,000,000 ($1,055,718) annually.

     During the year ended December 31, 2000 the Government required the Company to pay RD$7,500,000 ($449,371) as an advance deposit against future tax amounts due. As of December 31, 2000 and 2001, there is RD$6,120,000 (equivalent to $366,687) and RD$0 of the original payment is included in prepaid expenses in the accompanying consolidated balance sheets.

19  INCOME TAXES

     The subsidiaries operate in several jurisdictions and different tax regimes, of which the most relevant operations are located in the Dominican Republic, United States of America and Panama. Accordingly, each subsidiary must file income and other tax returns for its operations in such jurisdictions. Because of the differences in the tax legislation in each country, each of the individual subsidiaries must file separate income tax returns instead of one on a consolidated basis. Therefore, the information about corporate income tax expense for the years ended December 31, 1999, 2000 and 2001, respectively, represents the sum of the tax obligations of each of the consolidated subsidiaries.

     The components of income taxes are as follow:

                                                       1999                  2000                       2001
                                                  ---------------       ---------------            ---------------
Current
  U.S. Federal                                    $       (71,701)      $       (96,487)           $        (1,215)
  Dominican Republic (a)                                        -                     -                   (135,843)
  U.S. State                                              (36,299)                    -                          -
                                                  ---------------       ---------------            ---------------
                                                         (108,000)              (96,487)                  (137,058)

  Deferred tax                                            (33,660)             (491,890)                  (374,318)
                                                  ---------------       ---------------            ---------------

                                                  $      (141,660)      $      (588,377)           $      (511,376)
                                                  ===============       ===============            ===============

     (a) As of December 31, 2001, the applicable taxes of the subsidiary dedicated to the cable television operations in the Dominican Republic, was determined at 1.5% of the gross operating income of the Company for a three month period and seventeen days ending December 31, 2001, as established by the fiscal regulations.

     The components of deferred tax assets and liabilities in the United States are as follows:

                                                        1999                  2000                       2001
                                                   ---------------       ---------------            ---------------
Deferred tax assets:
   Deferred revenues                               $       737,410       $       211,304            $       910,711
   Net operating loss carry forward                         45,856               195,064                    487,340
   Tax credit carry forward                                100,825               132,961                    132,961
   Other                                                    65,099               261,679                     93,625
                                                   ---------------       ---------------            ---------------
   Total deferred tax assets                               949,190               801,008                  1,624,637

Deferred tax liabilities:
   Property and equipment                                  631,159               974,867                  1,588,780
   IRC SEC 481 (a) adjustment                                    -                     -                    559,071
   Other - net                                                   -                     -                     24,963
                                                   ---------------       ---------------            ---------------
Total deferred tax liabilities                             631,159               974,867                  2,172,814
                                                   ---------------       ---------------            ---------------

   Deferred tax, net                               $       318,031       $      (173,859)           $      (548,177)
                                                   ===============       ===============            ===============

     The Company has not recorded a valuation allowance for the deferred tax assets because it believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets.

     At December 31, 2001, the Company has net operating loss carryforwards ("NOLS") aggregating approximately $586,472 expiring in the year 2019. In addition, the Company has alternative minimum tax credit carryforwards aggregating approximately $132,961 with no expirations.

     Subsidiaries operating in Cayman Islands and Panama are exempt from income taxes as long as they operate outside Cayman Islands and Panama.

20   PENSION BENEFITS

     Beginning September 1, 2000, AFP Siembra, S. A. a related pension management company, has managed the Company's pension plan as individual defined contribution accounts similar to the United States 401(k) plan. The plan management company maintains the investments on behalf of the plan participants and reports changes in the value of the individual accounts on a unit investment system. Each individual is to have his or her own individual capitalization account which was opened with total contributions to date plus accrued yield. Under this arrangement, the Company contributes 5% of the employee's salary and the employee contributes 4%. During the four month period ended December 31, 2000 and for the year ended

     December 31, 2001, the Company's expense for this plan was approximately $207,000 and $739,000, and is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

     The pension management company guarantees a minimum return of 1.5% over the mean of the average bid interest rate offered by certificates of deposit from Dominican commercial and multiple services banks reported by the Central Bank of the Dominican Republic, determined monthly, considering the date in which the funds entered the individual account.

     The pension management company commits to permanently maintain on deposit with banks 90% of the instruments that comprise the total amount of the portfolio of funds being managed. The cost of this service is RD$50 (approximately $3) per employee per month, which is deducted monthly from the contributions that the employer (the Company) makes. The pension management company earns 1% annually on the cumulative balance of each account under its management.

     Prior to September 1, 2000, substantially all of the employees of the Company were included in a defined benefit plan that was established by Grupo Financiero Nacional, S.A. The benefits were based on the years of service and the employees' compensation during the last several years before retirement. This plan was administered by the Pension and Retirement Plan of the Grupo Financiero Nacional, S. A.

     The Company made annual contributions to the Plan based on contribution levels determined by independent actuaries. The Company's pension expense was approximately $587,000 and $531,000 in the years ended December 31, 1999 and 2000, respectively, and is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

21   COMMITMENTS AND CONTINGENCIES

     A summary of commitments and contingencies at December 31, 2001 is as follows:

     (a)  Commitments

         (i) Since 1995, TRICOM has entered into operating leases with related companies. The total expense under these leases in 1999, 2000 and 2001 was $108,578, $157,600 and $122,568, respectively, and are included as part of selling, general and administrative expenses in the consolidated statements of operations.

         (ii) TRICOM maintains contracts with foreign entities for the traffic of overseas calls. Such contracts require each entity to obtain the necessary facilities to establish, maintain and operate its respective terminals. The cost of each contract is based upon negotiated rates, which are computed based on the amount of traffic each month. For the years ended December 31, 1999, 2000 and 2001 this cost was $3,706,683, $4,916,317 and $6,622,358, respectively, and is included in the cost of satellite connections in the accompanying consolidated statements of operations.

         (iii) On May 8, 1997, the Federal Communications Commission (FCC) issued an order to adopt the provisions of the Telecommunications Act of 1996 relating to the preservation and advancement of universal telephone service (the "Universal Service Fund"). The Universal Service Order requires all telecommunications carriers providing interstate telecommunications services to contribute to universal service by contribution to a fund (the "Universal Service Fund"). Universal Service Fund contributions were assessed based upon intrastate, interstate and international end-user gross telecommunications revenue effective January 1 through December 31.

               At December 31, 1999, 2000 and 2001 the Company contributed $141,141, $251,386 and $50,067, respectively, to the "Universal Service Fund" on end-user telecommunications revenue of $4,756,792 in 1999, $3,582,572 in 2000 and $710,299 in 2001. The
               contribution
               paid is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

         (iv) The subsidiary dedicated to the televised cable systems operations, has contracts with television and network companies of the United States of America for the transmission of its programs in the Dominican Republic. Such companies require monthly payments, that range between $0.10 and $5.85 per subscriber. The term of these contracts fluctuate between two and three years and are renewable at the option of the parties. As of December 31, 2001, the total amount of these payments was $941,375, which is included as part of the programming costs in the accompanying consolidated statements of operations.

         (v) The telecommunications law of the Dominican Republic (Law 153-98) establishes that the companies operating in this sector pay to the Instituto Dominicano de Telecomunicaciones (Indotel) a monthly fee equivalent to 2% of its international net income. As of December 31, 1999, 2000 and 2001, the expense for this concept was $566,549, $364,434 and $228,340, respectively.

     (b)  Other Lease Obligations

     The Company maintains operating leases for the use of office space, telecommunications centers, commercial offices, warehouse, an automobile, an aircraft and others. The operating leases are renewable at the end of the lease period, which is usually one year. Expenses for these leases in 1999, 2000 and 2001 were approximately $476,000, $1,754,000 and $2,600,000, and are included in selling, general and administrative expenses in the consolidated statements of operations. The commitment for lease payments for the next five years is as follow:

                          Year                  Amount
                          ----                  ------
                      2002                $     2,730,545
                      2003                      2,821,165
                      2004                      2,939,181
                      2005                      3,068,231
                      2006 and future          11,159,965
                                          ---------------

     (c)  Legal Proceedings

         (i) In August 1999, a Dominican company and two individual plaintiffs sued the Company before Dominican courts for alleged losses and damages of up to approximately RD$200,000,000 (approximately $12,000,000) resulting from the imprisonment by Dominican authorities of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that the Company instigated following an irregular increase in telephonic traffic at certain telephone numbers. The court rejected the action for lack of evidence. However, the plaintiffs appealed, and the case is pending decision. After consulting with legal counsel, the Company believes that this matter will not have a material adverse effect on its results of operations and financial position in the case of an adverse decision.

         (ii) As of December 31, 2001, the Company has been involved in other lawsuits and legal proceedings arising from the ordinary conduct of its business. Such claims generally relate to tortuous and contractual actions for damages. Claims pursuant to such suits and proceedings amount to approximately $7,400,000 (RD$126,000,000). Management has evaluated these suits and proceedings and believes that the final resolution of these matters will not have a material adverse effect on the Company's results of operations and financial position.

               No amounts have been recorded in the accompanying financial statements related to these legal proceedings.

         (iii) The Company's subsidiary TRICOM USA, Inc. is the defendant in a complaint filed by Centennial Communications Corp., a U. S. corporation, and its affiliates on September 4, 2001 before the United States Federal Communications Commission (FCC). The complaint alleges discriminatory business practices and seeks a significant reduction in the access charges, among other claims relating to conduct by TRICOM, S. A.(the parent company of TRICOM
               USA) in the Dominican Republic. Centennial seeks damages against TRICOM USA and/or the revocation of its U.S. Section 214 license. Currently, the FCC is examining whether it has jurisdiction to hear this matter. No provision has been made to the consolidated financial statements related to this claim, since the ultimate resolution of this matter is uncertain at this time.

         (iv) In August 2001, BSC of Panama, S. A., a subsidiary of BellSouth, requested that the regulator initiate a legal review before the Third Chamber of the Panamanian Supreme Court of Justice, of the interpretation given by the regulator to the definition of "Conventional Trunking System Services" found in Resolution No. JD-025 of December 12, 1996. This case is pending final decision by the Supreme Court.

               Also in August 2001, BSC of Panama, S. A. obtained a general precautionary measure from the Seventh Civil Court of the First Judicial Circuit ordering Tricom Panama, S. A. to cease the installation of its Motorola iDEN(R) technology network. This decision was immediately appealed by Tricom Panama, S.A., and on December 20, 2001 the First Superior Court decided the appeal in Tricom Panama's favor, revoking the aforementioned precautionary measure.

               In September 2001, BSC of Panama, S. A., filed a petition for declaratory judgment for damages against Tricom Panama, S. A. before the Seventh Civil Circuit Court of the First Judicial Circuit of Panama. This suit seeks that the courts order Tricom Panama to: (i) remove its iDEN(R) system and other equipments in Panama and (ii) pay a minimum indemnity of $20,000,000 for alleged damages. Tricom Panama has filed a counterclaim against BSC of Panama, S. A. As it considers their allegations are unfair and geared to limit their entrance to the Panamanian market. This suit is in discovery stage.

               Also in September 2001, BSC de Panama, S. A. filed a complaint for contempt by Tricom Panama, S. A. of the Seventh Civil Circuit Court's precautionary measure. This suit is pending decision by the court.

               Management believes, based on the advice of its Panamanian legal counsel, that BSC of Panama, S.A. should not succeed in its claims.

     (d)  Severance indemnities

     Companies based in the Dominican Republic maintain reserves under the provisions of U.S. Statement of Financial Accounting Standards "SFAS" No.5 to cover the ultimate payment of severance indemnities. Severance expense amounted to $328,807, $760,740 and $1,987,129 in the years ended December 31, 1999, 2000 and 2001 and are included as part of selling, general and administrative expenses in the accompanying consolidated statement of operations.

     (e)  Other

     During the year 2001, the taxing authorities of the Dominican Republic audited the tax returns of the Company and its compliance with the tax law as it relates to withholdings and other taxes for the years 1999, 2000 and through June 2001. The results of this tax audit are still not known, however, management is confident that the final results will not be significant.

22  BUSINESS AND CREDIT CONCENTRATION

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

23   LEGAL RESERVE

     Article 58 of the Code of Commerce of the Dominican Republic requires all companies to segregate at least 5% of net earnings as a legal reserve until such reserve reaches 10% of paid- in capital. This reserve is not available for dividend distribution, except in case of dissolution of the corporation.

24   STOCK OPTION PLAN

     On May 4, 1998, the Company initiated a Long-term Incentive Plan, in which certain employees could be granted options to purchase shares of the Company's common stock. The Plan is administered by the Board of Directors of the Company and has the authority to determine which employees will participate in the Plan.

     The Plan authorizes grants of options to purchase up to 750,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become exercisable after one and three years from the date of grant.

     At December 31, 2000 and 2001, there were 230,370 and 262,247 additional shares available for grant under the Plan, respectively.

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro-forma amounts indicated below.

                                                               2000                    2001
                                                        ------------------     --------------------
      Net loss - as reported                            $       (7,225,635)    $        (23,113,837)
                                                        ==================     ====================
      Net loss - pro forma                              $       (7,929,562)    $        (23,538,234)
                                                        ==================     ====================

      Net loss per share:
          As reported - basic and diluted               $            (0.26)    $              (0.78)
                                                        ==================     ====================
          Pro-forma - basic and diluted                 $            (0.28)    $              (0.80)
                                                        ==================     ====================

                                                                                 Weighted Average
                                                              Options             Exercise Price
                                                        ------------------     -------------------
          Balance, December 31, 1998                               477,664                   12.95
          Granted (a)                                              251,420                    8.06
          Cancelled (a)                                           (415,664)                  13.00
                                                        ------------------     -------------------
          Balance, December 31, 1999                               313,420                    8.96
          Granted                                                  207,245                   20.45
          Surrendered                                               (1,035)                   8.06
                                                        ------------------     -------------------
          Balance, December 31, 2000                               519,630                   13.53
          Granted (b)                                              486,757                    6.82
          Cancelled (b)                                           (453,130)                  13.90


          Surrendered                                              (69,310)                   8.35
                                                        ------------------     -------------------
          Balance, December 31, 2001                               483,947              $     7.17
                                                        ==================     ===================

     (a) Corresponds to the reduction in the exercise price from $13.00 to $8.06 of options granted in 1998.

     (b) In 2000, the Board of Directors approved a stock option repricing pursuant to which the Company's employees could elect to cancel granted options in exchange for new options with an exercise price of $7.00, which was Company's common stock on New York Stock Exchange. Approximately 520,000 options were eligible for repricing, of which the Company cancelled 303,171 options and granted 241,994 options.

     The number of repriced options was also reduced proportionately. All other conditions were unchanged. Effective July 1, 2000, the FASB issued Financial Interpretation No. 44 (FIN 44) which amended APB 25 and requires "variable" accounting for all stock option repricing retroactive to December 15, 1998. As a result, these options will require variable accounting until they are exercised, cancelled, forfeited or expired. Under variable accounting, compensation expense must be measured by the difference between the exercise price and the market price of the Company's stock at each reporting period amortized over the vesting period. The effect of the application of FIN 44 during 2000 and 2001 was not significant.

     Exercise prices of options outstanding as of December 31, 2001 ranged from $3.65 to $16.00. The following table provides certain information with respect to stock options outstanding at December 31, 2001:

                                                                 Options outstanding
                                           ------------------------------------------------------------------
                                                                                          Weighted Average
                                                                   Weighted Average           Remaining
      Range of exercise prices             Number Outstanding       Exercise Price        Contractual Life
                                           ------------------      ----------------       ----------------
      Under $4.00                                       5,000               $  3.65                  10.00
      $4.00 - $6.00                                    47,700                  5.65                   9.90
      $6.01 - $8.00                                   402,877                  6.99                   9.08
      $8.01 - $10.00                                    7,870                  8.10                   7.55
      $10.01 - $16.00                                  20,500                 14.90                   7.63
                                           ------------------      ----------------       ----------------

                                                      483,947               $  7.17                   9.08
                                           ==================      ================       ================

                                                    Options exercisable
                                           ----------------------------------------
                                                                   Weighted Average
      Range of exercise prices             Number Exercisable       Exercise Price
      ------------------------             ------------------      ----------------
      Under $4.00                               $           -        $            -
      $4.00 - $6.00                                         -                     -
      $6.01 - $8.00                                     1,500                  6.63
      $8.01 - $10.00                                        -                     -
      $10.00 - $16.00                                   2,813                 13.00
                                                -------------        --------------
                                                        4,313
                                                =============

     The weighted-average fair value at date of grant for options granted during 2000 and 2001 were $5.83 and $2.60, respectively and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions.

                                                              2000                 2001
                                                         -------------        --------------
       Expected life in years                                 7.50                  7.50
       Interest rate                                          5.10                  5.02

       Volatility                                                79.94                 70.56
       Expected dividends                                            -                     -
                                                         =============        ==============

     Warrants:
     In October, 1999 the Company entered into an agreement with a third party to provide investor relations service for a period of two years. The Company granted warrants to purchase 300,000 Class A common shares of the Company at an exercise price of $8.875 per share. At December 31, 2000 and 2001 the Company had 250,000 and 300,000 shares vested for this contract.

     The Company is recognizing an expense for the fair value of these options using the Black-Scholes options pricing model as follow:

     The 150,000 shares vested in 1999 were valued at the fair value of the shares at the date of grant and the 100,000 shares vested in the year 2000 were valued at the fair value of the shares at the date they were vested. The Company had 50,000 shares that are not vested at December 31, 2000, that are valued at the fair value at December 31, 2000. At December 31, 2001 the shares related to this contract are valued at the fair value of the shares the date they were vested.

     For the years ended December 31, 1999, 2000 and 2001 the Company recognized an expense of $273,000, $1,005,755 and $830,854, respectively, which is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

25   QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following tables contain selected unaudited consolidated quarterly financial data for the Company:

                                                                       2000
                                     -----------------------------------------------------------------------
                                      First quarter       Second quarter   Third quarter     Fourth quarter
                                     -----------------   ---------------   --------------   ----------------
     Total operating revenues        $    50,229,735        53,081,404       57,919,395        63,067,121

     Operating costs, including
         depreciation charges of
         $7,552,734; $8,390,173;
         $9,168,662 and
         $11,053,710 for each
         quarter, respectively            39,401,870        44,406,622       47,125,015        52,342,263
                                     ---------------     -------------     ------------     -------------
     Operating income                     10,827,865         8,674,782       10,794,380        10,724,858

     Other income (expenses), net         (8,172,126)       (6,818,441)      (7,297,368)       (8,918,409)
                                     ---------------     -------------     ------------     -------------
     Earnings before income taxes
         and cumulative effect of
         accounting change                 2,655,739         1,856,341        3,497,012         1,806,449

     Income taxes                           (130,250)         (140,568)        (160,210)         (157,349)
                                     ---------------     -------------     ------------     -------------
     Earnings before cumulative
         effect of accounting
         change                            2,525,489         1,715,773        3,336,802         1,649,100

     Cumulative effect of
         accounting change for
         installation and
         activation revenues             (16,452,799)                -                -                 -
                                     ---------------     -------------     ------------     -------------
     Net earnings (loss)             $   (13,927,310)        1,715,773        3,336,802         1,649,100
                                     ===============     =============     ============     =============
     Earnings (loss) per share       $         (0.56)             0.06             0.12              0.06
                                     ===============     =============     ============     =============
     Number of common shares used
         in calculation                   24,844,544        28,361,028       28,844,544        28,844,544
                                     ===============     =============     ============     =============

                                                                        2001
                                     -----------------------------------------------------------------------
                                      First quarter       Second quarter   Third quarter     Fourth quarter
                                     -----------------   ---------------   --------------   ----------------
     Total operating revenues        $    57,449,378        59,023,070       60,654,087        66,645,650

                                                                        2001
                                     -----------------------------------------------------------------------
                                      First quarter     Second quarter   Third quarter     Fourth quarter
                                     -----------------   ---------------   --------------   ----------------
     Operating costs, including
         depreciation charges of
         $12,069,872;
         $13,367,554; $14,378,645
         and $14,616,134 for each
         quarter, respectively            50,064,775        52,895,448       58,031,531        68,296,852
                                     ----------------    --------------    -------------    --------------
     Operating income (loss)               7,384,603         6,127,622        2,622,556        (1,651,202)

     Other income (expenses), net         (9,389,238)       (9,275,545)      (8,070,310)      (12,126,026)
                                     ----------------    --------------    -------------    --------------
     Loss before income taxes and
         minority interest                (2,004,635)       (3,147,923)      (5,447,754)      (13,777,228)

     Income taxes                             16,139          (117,000)        (150,000)         (260,515)
                                     ----------------    --------------    -------------    --------------
     Loss before minority interest        (1,988,496)       (3,264,923)      (5,597,754)      (14,037,743)

     Minority interest                             -            60,026           95,021         1,620,032
                                     ----------------    --------------    -------------    --------------
     Net loss                        $    (1,988,496)       (3,204,897)      (5,502,733)      (12,417,711)
                                     ================    ==============    =============    ==============
     Loss per share                  $         (0.07)            (0.11)           (0.19)            (0.39)
                                     ================    ==============    =============    ==============
     Number of common shares used
         in calculation                   28,844,544        28,844,544       28,844,544        31,751,432
                                     ================    ==============    =============    ==============

     During the fourth quarter of 2001, the Company recognized expense of approximately $4 million for allowance for obsolescence of equipment pending insallation, as well as expenses incurred during the year for operational expenses related to the development of the Company's network in Panama.

26   SEGMENT INFORMATION

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

     The segments and a description of their business is as follows: Wireline which includes local access lines. Cellular which includes prepaid and postpaid mobile communication products and services. International which includes long distance carrier services. Cable which includes cable services revenues and Other which includes services such as paging, Internet, data services, local prepaid calling cards and customer contact services.

GEOGRAPHIC

                                                                               1999
                                           --------------------------------------------------------------------------
                                                                    Dominican
                                               United States        Republic        Eliminations (a)     Consolidated
                                           -------------------   ---------------    -----------------   -------------
         International settlement
             revenues                      $       35,510,406        46,338,275          (21,256,547)     60,592,134
         Other                                        490,836       109,735,971                    -     110,226,807
                                           -------------------   ---------------    ----------------    ------------
            Total operating revenues               36,001,242       156,074,246          (21,256,547)    170,818,941
            Operating costs                        35,007,605       115,605,803          (21,256,547)    129,356,861
                                           -------------------   ---------------    ----------------    ------------
         Operating income                  $          993,637        40,468,443                    -      41,462,080
                                           ===================   ===============    ================    ============
         Identifiable assets               $       25,525,617       514,417,693           (8,464,849)    531,478,461
                                           ===================   ===============    ================    ============

                                                                               2000
                                 ------------------------------------------------------------------------------------------
                                                         Dominican         Central
                                   United States         Republic          America      Eliminations (a)     Consolidated
                                 ------------------  ----------------  --------------  ------------------  ----------------
International settlement
revenues                         $       65,667,150       48,817,572                -      (30,297,672)         84,187,050
Other                                        29,768      140,080,837                -                -         140,110,605
                                 ------------------  ---------------   --------------  ---------------     ---------------
    Total operating revenues             65,696,918      188,898,409                -      (30,297,672)        224,297,655
    Operating costs                      62,056,005      151,435,223           82,214      (30,297,672)        183,275,770
                                 ------------------  ---------------   --------------  ---------------     ---------------
Operating income (loss)          $        3,640,913       37,463,186          (82,214)               -          41,021,885
                                 ==================  ===============   ==============  ===============     ===============
Identifiable assets              $       38,107,771      697,291,056       34,383,027      (87,341,995)        682,439,859
                                 ==================  ===============   ==============  ===============     ===============

                                                                             2001
                                 ------------------------------------------------------------------------------------------
                                                         Dominican         Central
                                     United States       Republic          America      Eliminations (a)     Consolidated
                                 ------------------  ----------------  --------------  ------------------  ----------------
International settlement
revenues                         $       74,777,278       29,175,816                -     (21,928,774)         82,024,320
Other                                       613,029      160,867,745          267,091               -         161,747,865
                                 ------------------  ---------------   --------------  --------------      --------------
    Total operating revenues             75,390,307      190,043,561          267,091     (21,928,774)        243,772,185
    Operating costs                      72,628,186      173,462,997        5,126,197     (21,928,774)        229,288,606
                                 ------------------  ---------------   --------------  --------------      --------------
Operating income (loss)          $        2,762,121       16,580,564       (4,859,106)              -          14,483,579
                                 ==================  ===============   ==============  ==============      ==============
Identifiable assets              $       42,749,104      799,206,711       46,128,961     (58,670,150)        829,414,626
                                 ==================  ===============   ==============  ==============      ==============

         (a) Revenues costs: Corresponds to elimination of the gross income revenues between subsidiaries and the Company. Identifiable assets: Corresponds to eliminations of intercompany accounts and investments in common stock between TRICOM, S.A. (Parent Company) in the Dominican Republic and the subsidiaries in the United States and Central America.

PRODUCTS AND SERVICES

                                                                           1999
                                   ------------------------------------------------------------------------------------
                                       Wireline         Cellular    International     Others (a)          Consolidated
                                   ----------------  -------------  ---------------  --------------  ------------------
Revenues                           $    62,572,264     35,346,554     60,592,134      12,307,989           170,818,941
                                   ===============   ============   ============     ===========     =================
Operational income                      21,085,005      9,846,875     10,185,960         344,240            41,462,080
                                   ===============   ============   ============     ===========     =================
Proforma operational income
    assuming the change for
    accounting principle in
    installation and activation
    retroactively                       17,193,219      8,768,309     10,185,960         344,240            36,491,728
                                   ===============   ============   ============     ===========     =================
Identifiable assets                    177,806,707    110,876,334     25,590,381     217,205,039           531,478,461
                                   ===============   ============   ============     ===========     =================
Depreciation expense                    11,080,231      5,605,645      2,928,174       1,223,430            20,837,480
                                   ===============   ============   ============     ===========     =================

Capital expenditures               $    79,065,923     42,573,958      7,602,493      16,183,849           145,426,223
                                   ===============    ===========     ==========     ===========           ===========

                                                                          2000
                                   -------------------------------------------------------------------------------
                                        Wireline       Cellular     International     Others (a)      Consolidated
                                   ---------------   ------------   -------------   ---------------  -------------
Revenues                           $    83,491,208     42,450,018     84,187,050      14,169,379       224,297,655
                                   ===============   ============    ===========    ============     =============
Operational income                      19,874,568     14,957,724      2,932,170       3,257,423        41,021,885
                                   ===============   ============    ===========    ============     =============
Identifiable assets                    228,852,370    194,248,738     38,341,447     220,997,304       682,439,859
                                   ===============   ============    ===========    ============     =============
Depreciation expense                    27,109,500      5,185,718      1,953,356       1,916,705        36,165,279
                                   ===============   ============    ===========    ============     =============
Capital expenditures               $    42,975,001     90,751,943      9,476,159      25,710,325       168,913,428
                                   ===============   ============    ===========    ============     =============

                                                                          2001
                                -----------------------------------------------------------------------------------------
                                  Wireline         Cellular     International     Cable       Others (a)     Consolidated
                               --------------    ------------   -------------   ----------  -------------  -------------
Revenues                        $  98,645,084      44,045,919     82,024,320     4,735,872     14,320,990    243,772,185
                                =============    ============    ===========    ==========    ===========    ===========
Operational income (loss)          13,852,143       4,148,474        590,585     1,009,621     (5,117,244)    14,483,579
                                =============    ============    ===========    ==========    ===========    ===========
Identifiable assets               348,967,885     194,052,349     69,895,502    78,146,866    138,352,024    829,414,626
                                =============    ============    ===========    ==========    ===========    ===========
Depreciation expense               38,252,541      10,546,909      2,502,516       533,544      2,596,695     54,432,205
                                =============    ============    ===========    ==========    ===========    ===========
Capital expenditures               55,655,735      17,780,482      1,537,326     4,815,026     36,786,655    116,575,224
                                =============    ============    ===========    ==========    ===========    ===========

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

     During 2001, the Company conducted a detail analysis of its identifiable assets by products and services. As a result of such analysis, the Company identified that assets included as part of the Cellular product corresponded to the Wireline product. The amount of these net assets increased to $73,331,613 which were reclassified in the year 2000 in conjunction with the depreciation expenses.

27   NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 "Business Combinations" (SFAS No. 141) and SFAS 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS 141 requires that the purchase method of accounting to be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. In accordance with the provision of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

     The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, are not amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142.

     Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived asset that result from the acquisition, construction development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and change in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003.

     In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carry amount of the asset exceeds the fair value of the asset. The Company is required to adopt SFAS No. 144 on January 1, 2002. The Company does not anticipate any impact because of the adoption of this statement.

28   NON-CASH FINANCING AND INVESTING ACTIVITIES

     During the years 2000 and 2001, the Company entered into capital leases for $17,691,845 and $3,345,398, respectively. (See note 12).

     During the year 2001, as part of the acquisition of TCN Dominicana, S. A., the Company issued 3,375,000 Class A common stock with a value of $21,667,500. (See note 9).

29   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amount and estimated fair values of the Company's financial instruments at December 31, 2000 and 2001. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. Amount in parentheses represent liabilities.

                                                      2000                                2001
                                    -----------------------------------     ---------------------------------
                                         Carrying                               Carrying
                                          amount             Fair value          amount           Fair value
                                    -------------------    ------------     ---------------     -------------
       Cash on hand and in banks    $        18,199,552      18,199,552          12,576,050       12,576,050
       Accounts receivable                   32,126,752      32,126,752          34,498,654       34,498,654
       Investments (certificates
           of deposits)                               -               -          15,200,000       15,200,000
       Notes payable to banks
           and related parties             (116,756,416)   (116,756,416)       (182,498,917)    (182,498,917)
       Accounts payable                     (37,824,970)    (37,824,970)        (37,126,064)     (37,126,064)
       Other liabilities                    (19,990,490)    (19,990,490)        (14,644,012)     (14,644,012)
       Accrued expenses                     (14,035,182)    (14,035,182)        (20,272,800)     (20,272,800)
       Commercial paper                               -               -         (30,396,315)     (30,396,315)

                                                      2000                                2001
                                    ------------------------------------    ---------------------------------
                                         Carrying                               Carrying
                                          amount             Fair value          amount           Fair value
                                    -------------------    -------------    ---------------     -------------
       Capital leases                       (20,829,275)    (20,829,275)        (17,856,766)     (17,856,766)
       Long-term debt- banks                (64,436,698)    (63,799,499)       (127,155,626)    (126,107,022)
       Long-term debt - senior
           notes                           (200,000,000)   (186,000,000)       (200,000,000)    (168,000,000)
                                    ===================    =============    ===============     =============

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash on hand and in banks, investments in certificates of deposit, notes payable to banks and related parties, accounts payable, other liabilities and accrued expenses: The carrying amounts approximate fair value because of the short maturity of these instruments. Accounts receivable are adjusted by their valuation allowance and, therefore, are presented at realizable value which approximates fair value.

     Capital lease, commercial paper and long-term debt - banks: The fair value of these debts was estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable by the Company's bankers.

     Long-term debt senior notes: The fair value of this long term debt was estimated based on quoted market prices on the last business day of the year.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing Form 20-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          TRICOM, S.A.

Dated: May 29,2002           By: /s/ Carl H. Carlson
                                 --------------------------------------------
                             Carl H. Carlson,
                             Executive Vice President, Chief Operating Officer,
                             Member of the Office of the President and Treasurer