Form 20-F
period 2002-12-31
TRICOM SA
filed 2003-05-23
CIK 1052124

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 20-F

(MARK ONE)
   / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

   /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR
                                DECEMBER 31, 2002

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

           Securities registered pursuant to Section 12(b) of the Act:

                                                    Name of each exchange
          Title of each class:                       on which registered:

          AMERICAN DEPOSITARY SHARES              THE NEW YORK STOCK EXCHANGE
CLASS A COMMON STOCK, PAR VALUE RD$10 PER SHARE

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

 AT DECEMBER 31, 2002, THERE WERE 45,458,041 SHARES OF CLASS A COMMON STOCK AND
           19,144,544 SHARES OF CLASS B STOCK ISSUED AND OUTSTANDING.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                     Yes /X/                     No / /

Indicate by check mark which financial statement item the Registrant has elected to follow:

                     Item 17 / /                 Item 18 /X/

                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                ----
PART I.............................................................................................................4

 ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................................4
 ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................4
 ITEM 3.         KEY INFORMATION...................................................................................4
 ITEM 4.         INFORMATION ON THE COMPANY.......................................................................18
 ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTUS....................................................38
 ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................................54
 ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................................57
 ITEM 8.         FINANCIAL INFORMATION............................................................................61
 ITEM 9.         THE OFFER AND LISTING............................................................................64
 ITEM 10.        ADDITIONAL INFORMATION...........................................................................65
 ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......................................71
 ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........................................72

PART II...........................................................................................................72

 ITEM 13.        DEFAULTS, DIVIDED ARREARAGES AND DELINQUENCIES...................................................72
 ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
 PROCEEDS.........................................................................................................72
 ITEM 15.        CONTROLS AND PROCEDURES..........................................................................72
 ITEM 16.        [RESERVED].......................................................................................73

PART III..........................................................................................................73

 ITEM 17.        FINANCIAL STATEMENTS.............................................................................73
 ITEM 18.        FINANCIAL STATEMENTS.............................................................................73
 ITEM 19.        EXHIBITS.........................................................................................74

----------
*     Omitted because the Item is not applicable or the answer is negative.

**    The Company has completed Item 18 in lieu of this Item.

                               GENERAL INFORMATION

FORWARD-LOOKING STATEMENTS

     The statements contained in this Annual Report, which are not historical facts, are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors:

     - expectations as to the amount of cash required to operate as a going concern;

     - expectations about our ability to restructure successfully our capital structure, including through the completion of our proposed offer to exchange our existing 11 3/8% senior notes due 2004 for new notes;

     -    future financial performance;

     - the effect of our substantial indebtedness on our competitive position;

     - our ability to generate cash flow from operations to meet our debt service requirements;

     - our dependence on high interest short-term borrowings in the Dominican financial markets;

     - the volatility and depreciation of the Dominican peso against the U.S. dollar;

     - the effect if we lose our appeal of a tax assessment levied upon us by the Dominican Tax Service;

     - competition in Dominican markets for local, long distance and wireless services with multinational telecommunications providers;

     - reduced revenues due to our business plan of focusing on higher usage customers and disconnecting lower usage or unprofitable customers;

     -    customer non-payments;

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

     -    the possible effect of interruptions in cable service;

     -    our vulnerability to viruses, hackers and other disruptions;

     - the effect of objections filed with Dominican regulatory authorities to our purchase of our cable television operations;

     -    litigation in Panama initiated by one of our competitors;

     - the continuation of a favorable political, economic and regulatory environment in each of the Dominican Republic and Central America.

     - reliance on one supplier to implement our digital wireless network in Panama;

     -    concerns about health risks associated with wireless equipment;

     -    downturns in the Dominican economy;

     - the continued growth of the Dominican and Central American economies, demand for telecommunication services in the Dominican Republic and Central America and moderation of inflation;

     - inability to enforce claims in the Dominican Republic based on U.S. securities laws;

     - inability of holders of ADS to determine many decisions due to a lack voting power;

     - the ability under Dominican corporate law of our major shareholder to release directors and officers from liability to us and our shareholders; and

     - the possible negative impact on the market price of our ADSs of a large number of shares eligible for resale.

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


                                                                          YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------------------------------------
                                                         1998            1999             2000              2001            2002
                                                     ------------    ------------    ------------       ------------    ------------
                                                                                  (IN THOUSANDS)(1)

STATEMENTS OF OPERATIONS DATA:
  Operating revenues:
     Toll ........................................   $     17,645    $     23,118    $     28,666       $     29,018   $     25,984
     International ...............................         50,332          60,592          84,187             82,024         87,849
     Local service ...............................         11,863          33,299          51,310             63,419         65,739
     Cellular and PCS ............................         20,364          26,474          35,796             37,302         37,664
     Data and Internet ...........................          1,079             560           3,461              8,268         10,969
     Paging ......................................          4,528           2,696           1,704              1,051            603
     Sale of equipment ...........................          4,115           7,690           5,263              2,686          1,730
     Installation and activation fees ............         12,937          15,502          13,749             14,348          5,344
     Cable(2) ....................................              -               -               -              4,736         21,487
     Other .......................................          2,640             889             162                919            671
                                                     ------------    ------------    ------------       ------------   ------------
         Total operating revenues ................        125,501         170,819         224,298            243,772        258,040
                                                     ------------    ------------    ------------       ------------   ------------

  Operating costs:
     Transport and access charges (depreciation
       not included) .............................         32,309          43,688          68,608             68,337         77,226
     Programming costs (depreciation not
       included)(2) ..............................              -               -               -              1,225          6,712
     Impairment charge on long-lived assets ......              -               -               -                  -         12,084
     Impairment of goodwill and other intangible
       assets ....................................              -               -               -                             7,650
     Network depreciation ........................         11,382          15,983          29,342             44,510         53,235
     Expense in lieu of income taxes(3) ..........          9,562          12,764          10,174             12,646          5,897
     Selling, general and administrative expenses,
       including non-network depreciation
       expense of $3,240, $4,855, $6,824,
       $9,922 and $12,959, in 1998, 1999,
       2000, 2001 and 2002, respectively .........         39,379          51,501          70,691             98,755        109,583
     Cost of equipment sold ......................          2,244           3,988           2,911              2,070          1,349
     Other .......................................          1,148           1,433           1,550              1,746          1,233
                                                     ------------    ------------    ------------       ------------   ------------

         Total operating costs ...................         96,024         129,357         183,276            229,289        274,968
                                                     ------------    ------------    ------------       ------------   ------------

  Operating income (loss): .......................         29,478          41,462          41,022             14,484        (16,928)
                                                     ------------    ------------    ------------       ------------   ------------

  Other income (expenses):
     Interest expense, net .......................        (12,873)        (20,041)        (30,736)           (39,680)       (62,331)
     Foreign currency exchange gain (loss) .......            104            (203)           (303)              (260)         2,881
     Gain on sale of land ........................              -             898               -                  -              -
     Gain (loss) on sale of fixed assets .........              -               -              30               (283)           389
     Other, net ..................................            845             179            (197)             1,362         (1,487)
                                                     ------------    ------------    ------------       ------------   ------------
         Other expenses, net .....................        (11,924)        (19,166)        (31,206)           (38,861)       (60,548)

                                                                          YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------------------------------------
                                                         1998            1999             2000              2001           2002
                                                     ------------    ------------    ------------       ------------   ------------
                                                                                  (IN THOUSANDS)(1)
STATEMENTS OF OPERATIONS DATA:
   Earnings (loss) before income taxes, minority
     interest and cumulative effect of accounting
     change ......................................         17,554          22,296           9,816            (24,378)       (77,476)
   Income taxes ..................................            352            (142)           (588)              (511)          (948)
   Minority interest .............................              -               -               -              1,775          1,871
   Extraordinary item ............................              -               -               -                  -              -
   Cumulative effect of accounting change:
     Organization costs ..........................              -            (120)              -                  -              -
     Installation and activation revenues ........              -               -         (16,453)(4)              -              -
                                                     ------------    ------------    ------------       ------------   ------------
        Net earnings (loss) ......................   $     17,906    $     22,035    $     (7,226)      $     (23,11)  $    (76,553)
                                                     ============    ============    ============       ============   ============

                                                                          YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------------------------------------
                                                         1998            1999             2000              2001           2002
                                                     ------------    ------------    ------------       ------------   ------------
                                                                                  (IN THOUSANDS)(1)

Basic earnings (loss) per common share:
   Earnings before extraordinary item and
       cumulative effect of accounting
       change ....................................   $       0.78    $       0.89            0.33       $      (0.78)         (1.77)
   Extraordinary item ............................              -               -               -                  -              -
   Cumulative effect of accounting change ........              -               -           (0.59)(4)              -              -
                                                     ------------    ------------    ------------       ------------   ------------
   Net earnings (loss) - basic and diluted .......   $       0.78    $       0.89    $      (0.26)      $      (0.78)         (1.77)
                                                     ============    ============    ============       ============   ============

  Average number of common shares outstanding ....         22,945          24,845          27,724             29,571         43,400

                                                                                    AT DECEMBER 31,
                                                         1998            1999            2000               2001           2002
  BALANCE SHEET DATA: ............................   ------------    ------------    ------------       ------------   ------------
  Cash and cash equivalents(5) ...................   $     15,377    $     13,460    $     18,200       $     27,776   $     21,981
  Working capital (deficit) ......................        (19,784)        (83,659)       (125,299)          (175,567)       (89,421)
  Property, plant and equipment, net .............        330,456         455,045         586,224            685,917        668,120
  Total assets ...................................        444,815         531,478         682,440            829,415        782,229
  Long-term debt and capital leases (excluding
    current portion) .............................        200,000         240,413         276,744            317,826        385,584
  Total indebtedness .............................        279,257         336,468         398,809            498,155        467,563
  Shareholders' equity ...........................        127,561         149,869         210,796            253,534        245,385

  OTHER FINANCIAL DATA:
  Capital expenditures (6) .......................   $    142,101    $    145,426    $    168,913       $    116,575   $     65,764
  Net cash provided by operating activities ......         26,912          31,526          42,339             34,002         13,608
  Net cash used in investing activities ..........        121,171          64,360         149,395            176,466         57,918
  Net cash provided by financing activities ......        104,065          30,966         111,796            136,840         37,815
  EBITDA(7) ......................................         53,662          75,261          87,681             82,613         77,853
  Ratio of EBITDA to net interest expense ........            4.2x            3.7x            2.9x               2.1x           1.3x
  Ratio of total indebtedness to EBITDA ..........            5.2x            4.5x            4.5x               6.1x           6.0x

  OTHER OPERATING DATA:
  International minutes (in thousands) (8) .......        231,075         360,532         597,204            768,394      1,058,542
  Local access lines in service (at period end) ..         80,616         118,926         148,312            177,352        150,456
  Wireless subscribers (at period end) ...........        108,532         176,080         284,991            364,059        432,058
  Cable subscribers (at period end) (2)(9) .......              -               -               -             64,466         71,726

----------
(1)       Except per share, ratios and other operating data.

(2)       We acquired our cable television operations on October 26, 2001.

(3) On June 4, 2002, a Presidential decree modified the tax system imposed on all telecommunication providers in the Dominican Republic by concession agreements (including by our 1996 concession agreement) in favor of the payment of a tax equal to the greater of 25% of net taxable income and 1.5% of gross revenues, which is the tax regime applicable to Dominican corporate taxpayers. We began paying income tax on this basis on September 1, 2002. For each of the periods presented, we made payments in lieu of income taxes equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Had we paid taxes for these periods on the same basis as all Dominican corporate taxpayers, our taxes would have been $4.5 million for 1998, $5.5 million for 1999, $3.4 million for 2000, $3.7 million for 2001 and $3.9 million for 2002, an aggregate tax payment savings of approximately $33.5 million for 1998 through 2002, but without taking into account additional payments that we would be required to make with respect to withholding requirements for, among other things, services provided to us by non-Dominican vendors, from which our concession agreement exempted us, but to which we are subject now.

          We are required by Dominican law to withhold 5% interest paid to financial institutions located outside the Dominican Republic and 25% of all other payments abroad, excluding payments to foreign suppliers for goods and equipment imported to the Dominican Republic. We are required by the terms of various financings with non-Dominican lenders including our 11 3/8% senior notes due 2004, to pay the amount of the withholding tax on behalf of the lender so that the net amount it receives after such withholding or deduction will not be less than the amount the holder would have received if such taxes had not been withheld. For each of 1998, 1999, 2000, 2001 and 2002, this would have resulted in additional payments with respect to the notes of $1.1 million (the notes were issued in August 1997 and the first interest payment was made in 1998) and approximately $1.4 million for 1998, $474,000 for 1999, $942,000 for 2000, $1.1 million for 2001 and
          $588,000 for 2002, with respect to other borrowings, approximately $3.9 million in the aggregate for 1998 through 2002.

(4) Effective January 1, 2000, we adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, concerning the recognition of revenue. This pronouncement provides that we recognize net revenues from installations and activations over the period in which we retain our clients. See "Operating and Financial Review and Prospects" and note 14 of notes to consolidated financial statements.

(5) Includes investments in the form of certificates of deposit of $15.2 million at December 31, 2001 and $15.9 million at December 31, 2002.

(6) Includes capital lease obligations entered into in 1999 of $26.2 million, in 2000 of $17.7 million and in 2001 of $3.3 million. We did not enter into any capital lease obligations in 2002.

(7) EBITDA typically consists of earnings (loss) before interest and other income and expenses, income taxes and depreciation and amortization. As described in note 3 above, until September 1, 2002, we made payments to the Dominican government in lieu of income taxes. As a result, we calculated EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. Our calculation of EBITDA also adds impairment charges, which are non-cash charges related to fixed and intangible assets. Our calculation of EBITDA may not be comparable to EBITDA calculated by other companies. We believe that EBITDA is useful to investors because EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA also is used in covenants in bank credit facilities and high yield indentures to measure a borrower's ability to incur debt and for other purposes, and may be the preferred measure for these purposes. Covenants in the indenture for our 11 3/8% senior notes due 2004, which limit our ability to incur debt and make restricted payments, are based upon EBITDA.

          Although a number of alternate measures exist, including cash flow provided by operations, EBITDA is the primary basis used by our management to measure the operational strength and performance of all of our operating segments and units. EBITDA eliminates the significant level of non-cash depreciation and amortization expenses that results from the capital-intensive nature of our business. Because we use EBITDA as the measure to evaluate the performance of our businesses, we reconcile it to operating income, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principals.

          EBITDA does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

          The table below reconciles EBITDA to Operating Income.

                                                                               YEAR ENDED DECEMBER 31,
                                                          --------------------------------------------------------------
                                                             1998         1999         2000          2001       2002
                                                          ----------   ----------   ----------   ----------   ----------
Operating income                                          $   29,478   $   41,462   $   41,022   $   14,484   $  (16,928)
Plus :
Amortization of deferred cellular equipment
costs                                                              -            -            -          391        2,177
Amortization of radio frequency rights                             -          198          320          660          778
Expense in lieu of income taxes                                9,562       12,764       10,174       12,646        5,897
Impairment charge on long-lived assets                             -            -            -            -       12,085
Impairment of goodwill and other intangible
assets                                                             -            -            -            -        7,650
Network depreciation                                          11,383       15,983       29,342       44,510       53,235
Non-network depreciation expense                               3,240        4,855        6,824        9,922       12,959

                                                          --------------------------------------------------------------
EBITDA                                                    $   53,662   $   75,261   $   87,681   $   82,613   $   77,853
                                                          ==============================================================

(8) Includes both inbound and outbound international long distance minutes.

(9) Includes, at December 31, 2001, 56,896 basic subscribers and 7,570 commercial rooms and, at December 31, 2002, 62,543 basic subscribers, 7,715 commercial rooms and 1,468 subscribers for cable modem services, digital audio programming and other services. Commercial rooms include commercial establishments (for example, any hotel) or multiple dwelling units (for example, any apartment building or hospital), for which we receive a bulk rate for basic cable service offered by us.

EXCHANGE RATES

     The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. The following table sets forth the average official rate for each of the five most recent years and each fiscal quarter within those years, and the high and low official exchange rates for each of the previous six months, all as reported by the Central Bank. The average official rate has been calculated by using the average of the exchange rates on the last day of each month during the period. At May 12, 2003, the average official exchange rate was RD$24.77 per $1.00 while the average private market rate was RD$26.05 per $1.00.

                                                               OFFICIAL RATE
                                               --------------------------------------------
     YEAR ENDED DECEMBER 31,                       HIGH          LOW             AVG.
                                               ------------- ------------  ----------------
                                                                (RD$ PER $)
     1998                                         15.49         14.02            14.70
     1999                                         15.93         15.50            15.83
     2000                                         16.56         15.91            16.18
     2001                                         16.99         16.58            16.69
     2002                                         17.63         16.97            17.45

     MONTH / PERIOD ENDED
     November 30, 2002                            17.56         17.56            17.56
     December 31, 2002                            17.56         17.56            17.56
     January 31, 2003                             17.56         17.56            17.56
     February 28, 2003                            24.50         22.77            23.87
     March 31, 2003                               23.76         21.90            22.72
     April 30, 2003                               24.50         23.38            23.78
     May 2003 (through May 12, 2003)              24.77         24.40            24.58

                                                            PRIVATE MARKET RATE
                                               --------------------------------------------
     YEAR ENDED DECEMBER 31,                       HIGH          LOW             AVG.
                                               ------------- ------------  ----------------
                                                                (RD$ PER $)
     1998                                         15.86         14.41            15.23
     1999                                         16.18         15.84            16.03
     2000                                         16.63         16.08            16.37
     2001                                         17.06         16.65            16.88
     2002                                         22.83         17.03            18.54

     MONTH / PERIOD ENDED
     November 30, 2002                            21.56         20.33            20.66
     December 31, 2002                            22.83         20.71            21.45
     January 31, 2003                             22.59         20.79            22.02
     February 28, 2003                            22.58         22.50            24.68
     March 31, 2003                               25.19         22.53            23.61
     April 30, 2003                               25.58         23.89            24.69
     May 2003 (through May 12, 2003)              26.05         25.34            25.74

RISK FACTORS

     You should carefully consider the risks described below and other information in this Annual Report.

     RISKS RELATING TO OUR CAPITAL STRUCTURE AND LIQUIDITY

     OUR CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED ON A GOING CONCERN BASIS.

     Our consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. However, because of recurring operating losses, a continuing working capital deficit and the effects of the devaluation of the Dominican peso, the realization of assets and satisfaction of liabilities are subject to uncertainty. We have financed our capital expenditure and working capital requirements, to the extent we did not generate sufficient cash flow from operations, with borrowings, principally in Dominican markets. A substantial portion of our borrowings continue to be short term borrowings. In light of our recent financial results and adverse developments in the Dominican economy, we may not be able to generate the cash required to operate as a going concern or to obtain the financing necessary to continue funding our business. Our independent auditors report on our 2002 financial statements contains an explanatory paragraph that states that these factors, among others, create substantial doubt about our ability to continue as a going concern.

     OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR COMPETITIVE
POSITION.

     We are highly leveraged. At December 31, 2002, we had outstanding approximately $467.6 million in aggregate principal amount of indebtedness, including capital leases, and total shareholders' equity of $245.4 million.

     The degree to which we are leveraged could have important consequences to us, including the following:

     - a substantial portion of our cash flow must be used to pay interest on our indebtedness and therefore is not available for use in our business;

     - our high degree of indebtedness increases our vulnerability to changes in general economic and industry conditions;

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired;

     - we have much more indebtedness than Codetel, our principal telecommunications competitor in the Dominican Republic, which may be a competitive disadvantage in our principal market;

     - because some of our borrowings are short-term or at variable rates of interest, we are vulnerable to interest rate fluctuations, which could result in our incurring higher interest expenses if interest rates increase;

     - any devaluation of the Dominican peso would cause the cost of our dollar-denominated debt to increase; and

     - our failure to comply with covenants and restrictions contained in the terms of our borrowings could lead to a default which could cause all or a significant portion of our debt to become immediately payable.

     WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS OR TO BORROW TO MEET OUR DEBT SERVICE REQUIREMENTS.

     Our ability to pay interest on our indebtedness and meet our debt service obligations will depend on our future operating performance including our ability to increase revenues and control expenses, which in turn depends on successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond our control. Our interest expense was $42.1 million for the year ended December 31, 2001 and $64.3 million for the year ended December 31, 2002, and our net cash provided by operating activities for these years was $34.0 million and $13.6 million. Our 11 3/8% senior notes will mature in September 2004. If we cannot extend the maturity of the notes, our cash flow from operations will not be sufficient to repay the notes and we may not be able to obtain financing from other sources. We have filed a registration statement with the Securities and Exchange Commission with respect to a proposed offer to exchange new notes for the currently outstanding 11 3/8% notes that mature in September 2004. Holders of our existing notes are not required to exchange those notes for new notes. If the proposed exchange offer and consent solicitation is consummated, we may not be able to repay the notes that are not exchanged. Approximately $82.0 million of our indebtedness will mature during the 12 months ending December 31, 2003. These borrowings primarily are in the Dominican financial markets, in which short-term financing is the primary form of lending. However, our ability to refinance any of this indebtedness will depend on our financial condition at the time it matures, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions, and we may not be able to refinance any of this indebtedness on commercially attractive terms or at all. If refinancing is not possible, our creditors could initiate bankruptcy proceedings, most likely in the Dominican Republic, or we could be forced to dispose of business segments or assets at unfavorable prices. In addition, our inability to refinance the notes or our short term Dominican borrowings could result in our defaulting on our other debt obligations.

     WE DEPEND ON SHORT-TERM BORROWINGS IN THE DOMINICAN FINANCIAL MARKETS, WHICH BEAR HIGH INTEREST RATES AND WE CANNOT BE CERTAIN THAT THEY WILL CONTINUE TO BE AVAILABLE.

     We fund a substantial portion of our capital expenditure and working capital requirements with short-term borrowings in the Dominican financial markets. At December 31, 2002, we had $82.0 million principal amount of short-term borrowings outstanding, including commercial paper, with interest rates ranging from 18% to 32% per annum for Dominican peso denominated short-term debt and from 5.75% to 14% per annum for U.S. dollar denominated short-term debt. As a result of the decline in value of the Dominican peso and recent increase in the legal reserve requirements imposed on all financial institutions by the Dominican government, peso denominated borrowings have become more expensive. At December 31, 2002, we had approximately $20.7 million of Dominican peso denominated debt and certain of these borrowings are now at interest rates exceeding 32% per annum. Short term borrowings in the Dominican Republic have maturities ranging up to 180 days and often are rolled over and payable on demand. However, our current lenders may be unable or unwilling to lend to us in the future. Even if these short-term borrowings continue to be available to us, due to their short-term maturities, we may be required to repay them at times when replacement financing is not available on commercially attractive terms.

      THE VOLATILITY AND DEPRECIATION OF THE DOMINICAN PESO AGAINST THE U.S. DOLLAR COULD REDUCE THE AMOUNT OF CASH WE WILL HAVE TO REPAY OUR INDEBTEDNESS OR FUND OUR OPERATIONS, INCLUDING THE PURCHASE OF EQUIPMENT AND CABLE TELEVISION PROGRAMMING.

     For 2000, 2001 and 2002, we earned between 55% and 65% of our operating revenues in Dominican pesos and the remainder of our operating revenues in foreign currency, primarily in U.S. dollars. The percentage of operating revenues in Dominican pesos could increase if we successfully increase our share in Dominican local markets in accordance with our business strategy. The Dominican peso depreciated in value against the U.S. dollar in 2002 by approximately 26% and continued to depreciate in the first quarter of 2003. Most of our outstanding indebtedness is U.S. dollar-denominated and must be paid in U.S. dollars. Our vendors of communications equipment and cable programming providers all require that we pay in U.S. dollars. The devaluation of the Dominican peso could adversely affect our operating revenues and our ability to purchase U.S. dollars in order to service our debt obligations, including the payment of interest on the notes, and pay our equipment vendors and cable program providers. Our purchase of substantial amounts of U.S. dollars in Dominican markets could adversely affect the value of the Dominican peso in relation to the U.S. dollar, and make these purchases more costly for us.

     IF OUR APPEAL OF THE TAX ASSESSMENT LEVIED UPON US BY THE DOMINICAN TAX SERVICE IS UNSUCCESSFUL, THEN WE MAY HAVE TO PAY A SUBSTANTIAL AMOUNT TO THE DOMINICAN TAX SERVICE WHICH WOULD AFFECT OUR ABILITY TO FUND OUR OPERATIONS AND WOULD REQUIRE US TO OBTAIN ADDITIONAL FINANCING.

     In June 2002, we received notice from the Dominican Tax Service claiming that we owe additional amounts for the period from January 1, 1999 through June 30, 2001 (the last day through which Dominican authorities have audited our tax payments) (1) in respect of taxes in lieu of income taxes, (2) for withholding tax on our investment in our wholly-owned subsidiary, TRICOM Latinoamerica and (3) on certain other payments to non-Dominican vendors. In August 2002, the Tax Service rejected our objection to the Service's claims, except for withholding tax on payments to non-Dominican vendors. The Tax Service calculated our aggregate liability on the two claims, including penalties and interest, as RD$668.3 million ($35.5 million). Interest continues to accrue on delinquent tax payments at the rate of 2.58% per month until the delinquent tax is paid or the claim is resolved. We appealed the Tax Service determination, but, if we are required to pay a substantial amount in assessments, penalties and interest, it would reduce funds available for our operations and likely would require us to obtain additional financing, which may not be available to us on commercially attractive terms or at all.

     RISKS RELATED TO OUR OPERATIONS

     OUR PRINCIPAL COMPETITOR FOR THE PROVISION OF LOCAL, WIRELESS AND INTERNATIONAL LONG DISTANCE SERVICES IN THE DOMINICAN REPUBLIC, CODETEL, HAS SUBSTANTIALLY GREATER MARKET SHARE AND RESOURCES, WHICH MAY PREVENT US FROM MAINTAINING OR INCREASING OUR MARKET SHARE.

     We compete primarily with Compania Dominicana de Telefonos C. por A., or Codetel, a wholly owned subsidiary of Verizon Communications Inc. Codetel has an established market presence, networks and resources substantially greater than ours. At December 31, 2002, approximately 84% of the Dominican Republic's local access line customers were customers of Codetel. Codetel also had the largest share of the market for cellular and PCS services, approximately 49% at that date. Codetel's presence is particularly strong in the market segments that we now are targeting, including residential and corporate post-paid subscribers for wireless and local services, who generate greater revenues than pre-paid individual subscribers. The growth of our market share among residential and corporate post-paid subscribers depends upon our ability to convince Codetel customers to either add, or switch to, the telephony services we offer. If Codetel implements significant price reductions for particular services, we may be forced to reduce our rates in response in order to remain competitive. In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period. As a result, we may not be able to maintain or increase our market share for local services or in other markets in which we compete with Codetel.

     THERE ARE NEW ENTRANTS IN THE DOMINICAN MARKETS, PARTICULARLY FOR WIRELESS SERVICES, WHICH HAVE INCREASED COMPETITION FOR OUR SERVICES, AND COULD REDUCE OUR MARKET SHARE OR INCREASE PRICE COMPETITION.

     In addition to Codetel, we face substantial competition in the wireless market.

     - In the fourth quarter of 2000, Orange, a subsidiary of France Telecom Group, initiated cellular operations. In 2001, Orange developed an aggressive marketing strategy based on offering services at discounts. We believe that Orange subscribers represent in excess of approximately 20% of subscribers for wireless services in the Dominican Republic. Orange also employs GSM technology which is the prevalent technology used in Europe and makes its services compatible with handsets that many tourists use.

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

     OUR BUSINESS PLAN, WHICH NOW FOCUSES ON HIGHER USAGE CUSTOMERS AND INCLUDES INVOLUNTARY DISCONNECTIONS OF LOWER USAGE OR UNPROFITABLE CUSTOMERS, MAY NOT RESULT IN INCREASED REVENUES OR AVERAGE REVENUE PER USER OF OUR OTHER CUSTOMERS.

     Our business plan for our wireless and local services includes disconnecting subscribers who use our service only to receive calls and do not make many outgoing calls, which generate greater revenues for us, or do not use our other services. At December 31, 2002, we had disconnected a substantial portion of these subscribers from our subscriber base. By disconnecting these subscribers, we believe we can better use our networks, concentrate our sales efforts on residential and corporate customers that generate greater per subscriber revenues and improve our margins. However, our disconnection of subscribers could result in an overall decrease in revenue. We may not be able to attract new subscribers that generate greater revenues and we may need to incur greater marketing and other expenses to do so.

     IF WE EXPERIENCE A SIGNIFICANT NUMBER OF CUSTOMER NON-PAYMENTS OUR BUSINESS AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     Our business plan includes increasing our revenue from post-paid services including wireless telecommunication services and cable television services. Although we have instituted measures to minimize consumer credit risks our efforts to minimize consumer credit risks may not be successful as we expand our services in the post-paid area. Moreover, efforts to minimize credit risks may limit the number of our new subscribers. If we experience a significant number of non-payments or are unable to attract new post-paid customers, then our revenue will decrease and our cash position will be weakened.

     SETTLEMENT RATES FOR INTERNATIONAL TRAFFIC FROM THE UNITED STATES AND PUERTO RICO HAVE DECLINED AND COULD CONTINUE TO DECLINE, WHICH WOULD REDUCE OUR INTERNATIONAL SETTLEMENT REVENUES AND PROFIT MARGINS FROM THESE REVENUES.

     Revenues from our international long distance business represented approximately 38% of our operating revenues in 2000, 34% in 2001 and 34% in 2002. In 2002, approximately 98% of these revenues were attributable to calls originating in the United States and Puerto Rico. Average settlement rates for traffic between the United States and the Dominican Republic have declined from $.41 per minute during 1996 to $.043 per minute at the end of 2002. We believe that competitive and regulatory pressures could continue to push settlement rates lower. Future decreases in settlement rates, without a corresponding increase in our international long distance traffic originating in the United States, would reduce our international settlement revenues and adversely affect the profit margins that we realize on these revenues.

     BECAUSE WE ARE RECEIVING AN INCREASING PORTION OF OUR INTERNATIONAL MINUTES FROM U.S.-BASED RESELLERS, WE MAY EXPERIENCE SUBSTANTIAL FLUCTUATION IN OUR INTERNATIONAL REVENUES.

     Since 1997, we have derived an increasing proportion of international revenues from U.S.-based resellers, which are companies that typically buy long distance minutes in bulk and resell the minutes to other companies or individual end users. During 2002, resellers originated approximately 65% of our international long distance minutes from the United States to the Dominican Republic. While we enter into agreements with resellers, they are not required to provide us with any specified amount of traffic. The volume of minutes and revenues we receive from these resellers in any quarter has varied and may vary significantly because of competition for their business, primarily from Codetel, and also because of the uncertain financial condition of many resellers. The price per minute charged by us to a reseller is negotiated as often as dictated by the market. At December 31, 2002, we received traffic from approximately 88 resellers. Intense competition in U.S. markets among international long distance carriers resulted in bankruptcy filings by 12 of our reseller clients in 2001.

     A NUMBER OF OUR U.S.-BASED RESELLER CLIENTS AND INTERNATIONAL CARRIERS WITH WHICH WE EXCHANGE TRAFFIC HAVE FILED FOR BANKRUPTCY. WE MAY NOT BE ABLE TO COLLECT MONIES THAT THEY OWE TO US.

     Since the beginning of 2001, 19 U.S. carriers with which we exchanged, exchange or contracted at one time to exchange long distance service filed voluntary petitions for bankruptcy. In twelve cases, our subsidiary, TRICOM USA, is an unsecured, pre-petition and/or post-petition creditor. Our claims in these cases aggregate approximately $605,000. In the other seven cases, TRICOM USA has no claims. To date, TRICOM USA has entered into settlement agreements, approved by the courts, with three bankrupt carriers where we have been able to net balances with such carriers. We may not be able to net balances or recover any portions of the amounts owed to us. In addition, we may face substantial delays in resolving our claims and may not receive full payment of our claims. In two cases, the bankrupt carriers applied to prevent us from altering, refusing or discontinuing services, although the courts in these cases did not grant the requests of these carriers. We may be compelled to provide service to other carriers in bankruptcy under terms mandated by the court, which may not be as favorable to us as terms that we receive from other resellers.

     In addition, pursuant to an August 2001 service level agreement with Enron Broadband Services, L.P., TRICOM USA prepaid approximately $420,000 for the purchase of a private line bandwidth. On April 5, 2002, Enron filed a motion with the bankruptcy court to reject the agreement. We have objected to the rejection of the agreement. However, the outcome of this case is uncertain.

     OUR NET GROWTH IN, AND REVENUE DERIVED FROM, SUBSCRIBERS MAY BE REDUCED BY CUSTOMER DISCONNECTIONS OR CHURN.

     Our results of operations in the past have been, and in the future may be, affected by subscriber disconnections, whether initiated by our customers or us. In order to realize net growth in subscribers, we must replace disconnected subscribers with new subscribers. Our average monthly disconnection rate, or "churn rate," was 4.3% for cellular and PCS subscribers during 2002, compared to 4.6% during 2001, and 3.6% for local access line subscribers during 2002, compared to 1.9% during 2001. During 2002, the churn rate for cable television was 2.5%. The sales and marketing costs associated with attracting new subscribers are substantial, relative to the costs of providing service to existing subscribers. If we are not able to maintain our credit policies, or not otherwise able to limit churn, we will experience a decline in net growth in subscribers and revenue.

     WE MAY NOT HAVE SUFFICIENT RESOURCES TO KEEP PACE WITH RAPID CHANGES IN TECHNOLOGIES USED TO PROVIDE TELECOMMUNICATIONS SERVICES WHICH COULD INCREASE COMPETITION OR REQUIRE US TO MAKE SUBSTANTIAL ADDITIONAL EXPENDITURES TO MAINTAIN OUR CURRENT NETWORKS, WHICH COULD REDUCE OUR REVENUES FROM SUBSCRIBERS AND CASH FLOW.

     The services we offer are technology intensive. The development of new technologies could make the technology we use obsolete. We may have to make substantial additional investments in new technologies to remain competitive. New technologies we choose may not prove to be commercially successful. Our investment, to date, in our Dominican market exceeds $800 million and we would require substantial investment to replace or upgrade all or a substantial part of our network. We have chosen to improve our liquidity by reducing our capital expenditures. We anticipate spending not more than approximately $25 million for 2003 capital expenditures, although this is a preliminary estimate. This compares to $116.5 million expended in 2001 and $65.8 million expended in 2002. If we do not offer the latest technology, we may not be able to retain our existing customers or attract new ones.

     WE MAY LOSE REVENUE OR INCUR INCREASED COST AS A RESULT OF FRAUDULENT OR PIRATED USE OF OUR PCS AND CELLULAR OR CABLE TELEVISION SERVICES.

     We estimate that our lost revenues from fraudulent use of our PCS and cellular networks totaled $711,000 for 2000, $496,000 for 2001 and $182,000 for 2002. Anti-fraud technology continually becomes obsolete, and we will have to make future expenditures to acquire and use anti-fraud technology. We face substantial and widespread access to our cable television services by unauthorized users, or pirates. When our services are pirated, we forfeit potential subscribers and related revenues.

     IF WE ARE UNABLE TO CONTINUE OFFERING HIGH-QUALITY PROGRAMMING, OUR CABLE REVENUES MAY DECLINE.

     The success of our cable television services depends upon our ability to acquire popular, high-quality programming content. We license a significant portion of our programming from third parties. Our arrangements with these third parties regarding programming may be terminated, or may not be renewed on favorable terms, if at all. These third parties could increase our costs of obtaining programming and we may not be able to pass these costs on to our cable subscribers. As we upgrade the channel capacity of our cable system and add programming to our basic cable service, we may not be able to pass programming costs on to our cable subscribers. If some or all of our programming arrangements are terminated or if we cannot negotiate new agreements on terms favorable to us, we may lose existing subscribers and attract fewer new subscribers, which would reduce our revenues.

     OUR CABLE NETWORK COULD FAIL OR SHUT DOWN, WHICH COULD CAUSE US TO LOSE CUSTOMERS.

     Interruptions in our services due to the failure or shutdown of our cable network could harm our reputation and cause us to lose customers. Even upon completion of the expansion and upgrade of our existing cable network, we will still be vulnerable to damage to our network, interruptions in our services and cessation of our operations, which our insurance may not cover. The success of our high-speed Internet access servicing offering depends on our ability to maintain high-quality data transmission with minimal service disruptions or interference. This is critical to our ability to attract and retain subscribers.

     OUR OPERATIONS MAY BE VULNERABLE TO HACKING, VIRUSES AND OTHER DISRUPTIONS.

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

     - the compromise of confidential information relating to our subscribers;

     -    damage to our reputation and the loss of subscribers; and

     -    costly litigation.

     THE DOMINICAN TELECOMMUNICATIONS REGULATOR RECEIVED OBJECTIONS TO THE TRANSFER OF THE CONCESSION GRANTED TO TCN DOMINICANA TO OPERATE A CABLE NETWORK THAT, IF UPHELD, COULD LIMIT OR EVEN PRECLUDE THE OPERATION OF OUR CABLE BUSINESS.

     In November 2001 and February 2002, Indotel and we received notices of objections to the transfer to us of the concession granted to TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable, for the operation of its cable business. The objecting parties are cable companies that operate cable television systems in the interior of the Dominican Republic and an association of cable companies from that region. If Indotel decides in favor of the objections, it could invalidate the transfer of the concession and impose fines on us. Based upon past challenges to concessions transfers in which objections did not prevail, we believe that it is unlikely that these objections will prevail. Moreover, TRICOM's own concession allows us to provide video and cable services, so that even if the objections are upheld, we believe that we could use our own concession to provide the cable services currently provided in reliance on the Telecable concession. However, it also is possible that Indotel will limit the areas where we can provide services so that we do not compete in markets currently served by the companies that raised the objections.

     BSC OF PANAMA, ONE OF OUR COMPETITORS IN PANAMA, HAS PURSUED LEGAL ACTION AGAINST US, WHICH, IF DECIDED AGAINST US, COULD FORCE US TO DISCONTINUE OUR BUSINESS IN PANAMA AND/OR LIMIT OR ELIMINATE OUR ABILITY TO GENERATE ADDITIONAL REVENUE.

     BSC of Panama, S.A., a subsidiary of BellSouth Corporation, one of our competitors in Panama, has initiated a number of actions, including with the Panamanian telecommunications regulatory authority, ENTE REGULADOR DE LOS SERVICOS PUBLICOS, or ENTE, and in the Panama court system, seeking to prevent us from providing services using iDEN(R) technology. In an additional action, BellSouth seeks damages from us in the amount of $20 million, which it claims it may sustain if TRICOM Panama begins using the iDEN(R) system in Panama. At December 31, 2002, we had invested approximately $47.9 million in our business in Panama. If BellSouth prevails in its claims, we may be forced to discontinue our business in Panama and, as a result, we would not generate any revenue from our iDEN(R) operations in Panama, lose all or a material portion of our investment and/or be required to pay damages to BellSouth. On April 4, 2003, the Supreme Court reinstated a precautionary order, originally issued on August 28, 2001, requiring TRICOM Panama to cease all activity directly or indirectly related to the installation and supply of telecommunications services using Motorola's iDEN(R) system.

     CONDITIONS IN PANAMA MAY CAUSE VOLATILITY IN OUR OPERATIONS AND ADVERSELY AFFECT OUR REVENUES FROM THIS MARKET.

     We have expanded into the telecommunications market in Panama. We have not operated previously in this market and it will present numerous challenges to us. These include:

     - poor and unstable social, political and economic conditions could inhibit our performance;

     - government regulations may hamper our ability to grow and implement our strategy in Panama;

     -    competition from entrenched multinational wireless service providers;

     - obtaining interconnection with existing wireless and local service providers;

     - multinational telecommunication companies may have close ties with national regulatory authorities or other significant competitive advantages that would hinder the development of our wireless business there;

     - initially, our coverage will not be as extensive as those of other wireless service providers in Panama, which may limit our ability to establish and maintain a significant subscriber base;

     - our equipment is more expensive than that of some competitors in the Panama, which may adversely affect our ability to establish and maintain a significant subscriber base;

     - we may face delays constructing our digital wireless network, because of difficulties in obtaining communications sites or towers, zoning or other governmental approvals, acceptable lease or purchase arrangements or quality supplies which would harm our operations; and

     - we are not experienced in selling and marketing iDEN(R) services in Panama which could adversely affect our ability to establish or maintain a significant subscriber base.

     SINCE WE RELY PRINCIPALLY ON ONE SUPPLIER TO IMPLEMENT OUR DIGITAL WIRELESS NETWORK IN PANAMA, ANY FAILURE OF THAT SUPPLIER TO PERFORM COULD HURT OUR OPERATIONS.

     Motorola is our sole source for the iDEN(R) digital network equipment and handsets used throughout our Panama market. If Motorola fails to deliver necessary technology improvements and enhancements and system infrastructure equipment and handsets on a timely, cost-effective basis, or discontinues providing this technology altogether we would not be able to service our existing subscribers or add new subscribers. Motorola also may supply iDEN(R) technology to other companies, which could hurt our competitive position in Panama.

     CONCERNS ABOUT HEALTH RISKS ASSOCIATED WITH WIRELESS COMMUNICATIONS EQUIPMENT COULD LEAD TO LITIGATION AND MAY REDUCE THE DEMAND FOR OUR SERVICES.

     Wireless communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. If these concerns are validated, our ability to continue operations could be adversely affected. Moreover, the actual or perceived health risk of wireless communications equipment and related publicity or litigation could adversely affect us through a reduction in subscribers, reduced network usage per subscriber, reduced financing available to the wireless communications industry or litigation costs and damages or settlement payments associated with litigation brought against us.

     RISKS RELATING TO OUR PRINCIPAL MARKET, THE DOMINICAN REPUBLIC

     OUR FINANCIAL CONDITION AND RESULTS OF OPERATION COULD BE ADVERSELY AFFECTED BY DOWNTURNS IN THE DOMINICAN ECONOMY.

     Most of our operations are conducted in, and most of our customers are located in, the Dominican Republic. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in the Dominican Republic. While the Dominican Republic's Gross Domestic Product has grown every year since 1991, the rate of growth slowed in 2001 and 2002 and growth may not continue in the future. The Dominican peso depreciated in value against the U.S. dollar in 2002 by approximately 26% and continued to depreciate in the first quarter of 2003, adversely affecting the Dominican economy. Future developments in the Dominican economy could impair our ability to proceed with our business strategies, our financial condition or our results of operations. Our financial condition and results of operations also could be adversely affected by changes in economic or other policies of the Dominican government or other political or economic developments in or affecting the Dominican Republic, as well as regulatory changes or administrative practices of Dominican authorities, over which we have no control.

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

     YOU MAY NOT BE ABLE TO ENFORCE CLAIMS IN THE DOMINICAN REPUBLIC BASED ON U.S. SECURITIES LAWS.

     A majority of our directors and all of our officers and our external auditors, KPMG, reside outside of the United States. A substantial portion of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these other persons to enforce judgments obtained against us or against them in United States courts predicated upon the civil liability provisions of the United States federal securities laws, other federal laws of the United Sates or laws of the several states of the United States.

     No treaty currently exists between the United States and the Dominican Republic providing for reciprocal enforcement of foreign judgments. We have been advised by our Dominican counsel, Pellerano & Herrera, that there is doubt as to
(1) the ability of a plaintiff to bring an original action in a Dominican court which is predicated solely upon the United States securities laws, other federal laws of the United States or laws of the several states of the United States and
(2) the enforceability in Dominican courts of judgments of Unites States courts obtained in actions predicated upon civil liability provisions of the United States federal securities laws, other federal laws of the United States or laws of the several states of the United States.

     Pellerano & Herrera also has advised us that the enforceability of actions brought in Dominican courts of liabilities predicated on U.S. laws would require compliance with certain procedures, including the validation by Dominican courts of decisions rendered by United States courts. Compliance with such procedures could require a substantial amount of time and expense, and local defendants could assert defenses to enforcement based on noncompliance with such procedures. Foreign plaintiffs bringing original actions in a Dominican court also can, at the request of the defendant, be required to post a litigation bond in an amount established by such court in its discretion.

     The Dominican legal system is based upon civil law principles according to which judges decide both the facts and legal issues of a case, and they are not bound by legal precedents. As a result, judges have broader discretion in reaching decisions than do judges in the United States. The United States Department of Commerce has reported that Dominicans and foreign observers have criticized the Dominican judicial system for what they perceive as an inequitable resolution of business disputes. The Dominican legal system, coupled with the fact that substantially all of our assets are located in the Dominican Republic, may present substantial obstacles to the enforcement of judgments against us as well as our directors and officers in the Dominican Republic.

     INCREASES IN THE INFLATION RATE WOULD ADVERSELY AFFECT THE DOMINICAN REPUBLIC'S ECONOMY AND THE DEMAND FOR OUR SERVICES.

     Inflation has moderated in the Dominican Republic since 1991, following an austerity program instituted by the Dominican government. According to the Central Bank, the annual rates of inflation were 7.8% for 1998, 5.1% for 1999, 9.0% for 2000, 4.4% for 2001 and 10.5% in 2002. The increase in inflation in 2002 was principally due to the depreciation of the Dominican peso against the U.S dollar, higher fuel prices and growth in public spending. However, the country has experienced high levels of inflation in the past, including an inflation rate of 79.9% for 1990. During 2002, the Dominican peso lost approximately 26% of its value against the U.S. dollar. Any increase in the value of the U.S. dollar against the Dominican peso directly affects the Dominican Republic's inflation rate because the Dominican Republic relies heavily on imports from the United States of raw materials and consumer goods. High inflation levels could adversely affect the Dominican Republic's economy and reduce demand for our services.

     RISKS RELATING TO OUR ADSs

     GFN OWNS STOCK WITH A MAJORITY OF THE VOTING POWER AND WILL BE ABLE TO DETERMINE MANY DECISIONS CONCERNING US.

     GFN beneficially owns 11,486,726 shares of Class B stock and, together with affiliates, including our Chairman of the Board, 15,939,648 shares of Class A common stock, having approximately 55.5% of our voting power. Motorola, the other shareholder owning shares of Class B stock, owns 7,657,818 shares of Class B stock having approximately 32.5% of the voting power. Accordingly, GFN and Motorola are able to control the election of directors and all other matters which are subject to a vote of shareholders. Through this ownership, GFN and Motorola will be able to exert considerable influence over TRICOM's corporate governance, strategic direction and major corporate actions. This concentration of ownership may have the effect of delaying or preventing a change of control of TRICOM even if this change of control would benefit all of our shareholders. Because GFN and Motorola exercise control over TRICOM, holders of ADSs lack meaningful power to approve decisions of TRICOM by virtue of their ownership of ADSs.

     GFN MAY ACT WITHOUT APPROVAL OF THE ADS HOLDERS TO RELEASE DIRECTORS AND OFFICERS FROM LIABILITY.

     Under Dominican law, shareholders are asked to vote upon the performance of management at annual shareholders' meetings. Our vigilance officer delivers a report on our financial performance and other issues related to management's performance. If the holders of a majority of the votes entitled to be cast approve management's performance, all shareholders are deemed to have released the directors and officers from liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions. As a result, shareholders likely will fail in any suit brought in a Dominican court with respect to such acts or omissions. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. GFN controls a majority of the votes entitled to be cast at annual shareholders' meetings and, without the concurrence of other shareholders, is able to approve the performance of management, thereby releasing management from liability to us or our shareholders, including holders of the ADSs.

     WE HAVE A LARGE AMOUNT OF SHARES ELIGIBLE FOR FUTURE SALE, WHICH COULD HAVE A NEGATIVE IMPACT ON THE MARKET PRICE OF OUR ADSs.

     At April 30, 2003, GFN and Motorola owned a total of 19,144,544 shares of our Class B stock, each of which is convertible into one share of Class A common stock. GFN and GFN affiliates also owned 15,939,648 shares of Class A common stock. We issued 3,375,000 shares of Class A common stock in our acquisition of Telecable. GFN purchased 675,024 of those shares from the Telecable shareholders. In December 2002, we issued an aggregate of 21,212,121 shares of Class A common stock in a private placement. In addition, we have outstanding options and warrants exercisable for an aggregate of 316,150 ADSs and/or shares of Class A common stock. GFN and Motorola and the former shareholders of Telecable have registration rights. We cannot predict the effect, if any, that future sales of ADSs, or the availability of ADSs for sale, would have on the market price prevailing from time to time. Sales by GFN, Motorola, the former shareholders of Telecable or the purchasers of Class A common stock in our recent private placement of substantial amounts of our ADSs in the public market, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock. Motorola has indicated its intention to sell its shares. A reduction in the market price of our ADSs could impair our ability to raise additional capital through future offerings of our equity securities.

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

BUSINESS OVERVIEW

OVERVIEW

     We are a full service communications services provider in the Dominican Republic. We offer local, long distance, wireless, cable television and broadband data transmission and Internet services. Our wireless network covers approximately 90% of the population in the Dominican Republic. Our network providing local service is 100% digital, the only such network in the Dominican Republic. Telecommunications networks that employ digital technology can transmit higher quality signals at lower cost. We also own interests in undersea fiber optic cable networks that connect and transmit telecommunications signals between Central America, the Caribbean, the United States and Europe. Fiber optic cable is composed of glass strands and transmits telecommunications signals in the form of light. Through our subsidiary, TRICOM USA, Inc., we own telecommunication-switching facilities in New York, Florida and Puerto Rico. Using these facilities, we originate, transport and terminate international long-distance traffic. We believe we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States.

     Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. At December 31, 2002, our cable network served 71,726 subscribers, including 62,543 basic subscribers, 7,715 commercial rooms and 1,468 subscribers for cable modems, digital audio programming and other services, with approximately 170,000 homes passed.

     We offer two-way radio and paging services in Panama using iDEN(R) technology. We began offering services in April 2002 and, at December 31, 2002, we had approximately 8,240 subscribers. Our iDEN(R) network covers Panama City and Colon, the two largest cities in Panama, and important transportation corridors in other parts of the country. However, a recent decision by the Supreme Court in Panama restrains us from offering our two-way radio and paging services. We also own radio frequency rights in Guatemala and El Salvador that would allow us to operate our iDEN(R) network using switching facilities deployed in Panama. We currently do not intend to develop a network in either Guatemala or El Salvador.

MARKET OPPORTUNITIES

     We believe that our markets represent attractive opportunities and that the following factors will drive growth in these markets:

     - UNDERSERVED DOMINICAN MARKET. At December 31, 2002, teledensity, the ratio of local access lines per 100 inhabitants, in the Dominican Republic was 11 and the ratio of wireless subscribers per 100 inhabitants was 21, based upon data published by Indotel. The teledensity ratios in Puerto Rico in 2001were 33 for local access lines and 24 for wireless, according to the International Telecommunications Union, or ITU. At December 31, 2001, multi-channel penetration of television households per 100 inhabitants in the Dominican Republic was 15, compared to 44 for Puerto Rico, according to Kagan World Media, Inc.

     - DOMINICAN ECONOMY AMONG THE FASTEST GROWING IN LATIN AMERICA. Gross Domestic Product in the Dominican Republic grew at an average annual rate exceeding 6% from 1998 to 2002, according to the Central Bank of the Dominican Republic. This has made it one of the fastest growing economies in Latin America. The Dominican Republic experienced real Gross Domestic Product growth of 7.8% in 2000, 2.7% in 2001 and 4.1% in 2002 according to the Central Bank. The Central Bank projects growth for the Dominican Republic to be between 2.5% and 3.0% in 2003.

     - STRONG GROWTH IN THE DOMINICAN TELECOMMUNICATIONS MARKET. In 2002, the total telecommunications market in the Dominican Republic was approximately $1.5 billion, according to the Central Bank. The telecommunications market in the Dominican Republic grew at an average annual rate of 18.6% from 1998 to 2002 according to the Central Bank.

     - BUSINESS DEMAND FOR ADVANCED WIRELESS SERVICES IN PANAMA. We believe that the market in Panama is driven by several factors, including several characteristics that are common to the market in the Dominican Republic, including:

       -  a rapidly growing economy;

       - the development of intra-regional trading markets in Central America fostered by the adoption of free trade agreements; and

       -  business market demand for advanced wireless services.

COMPETITIVE STRENGTHS

     We believe that the following factors give us a competitive advantage in our existing and targeted markets:

     PRODUCT AND SERVICE OFFERINGS. We believe that we provide one of the most extensive product and service offerings in our market: local, long distance, wireless, cable television and broadband data transmission and internet services. With the addition of cable television services to our existing operations during the fourth quarter of 2001, we are able to provide a complete suite of telecommunications services.

     ADVANCED NETWORK. We have the only network providing 100% digital local service in the Dominican Republic. Our wireless network covers approximately 90% of the population. We currently have switching facilities in New York, Florida and Puerto Rico, and interests in international fiber optic cable undersea systems that connect Central America and the Caribbean with the United States and Europe. These facilities enable us to originate, transport and terminate traffic at reduced costs

     Our advanced networks also provide our customers with high quality voice and data transmission. We are expanding and upgrading our existing cable network into a broadband bi-directional network. Our broadband bi-directional cable network will have increased network capacity, quality and reliability. This will facilitate the introduction of new services and enable us to increase our subscriber base and our average monthly revenues per subscriber. We also are deploying set-top boxes to bolster subscriber growth and facilitate the control of unauthorized or pirate users.

     STRONG BRAND NAME RECOGNITION AND MARKETING CAPABILITIES. Our marketing and customer service have allowed us to build a strong brand in our existing markets and to achieve substantial market share in each of our service offerings. We capitalize on our brand name recognition and marketing programs both in the Dominican Republic and to target ethnic communities in Florida, New England, New Jersey, New York and Puerto Rico. In the Dominican Republic, we have consistently lead the market in introducing innovative business practices and products using advanced technology. We were the first operator in the Dominican Republic to offer prepaid cellular, international calling cards, Internet service and offerings combining different services and pricing options.

OUR STRATEGY

     Our goal is to capitalize on our strengths in our markets - our developed network, strong brand name recognition and marketing capabilities and experienced management - to improve our financial condition and results, while continuing to build market position. We intend to:

GROW REVENUES AND IMPROVE OPERATING MARGINS BY:

     -    Focusing on mid and high income residential and corporate subscribers.

               In the past, we grew our local and wireless subscriber bases by capitalizing on the low penetration rates for these services. However, many of our subscribers use our services on an "incoming calls only" basis and generate little or no traffic. We intend to concentrate our marketing and sales efforts on higher usage residential and corporate subscribers. We believe that we can increase service offerings to higher usage customers and ultimately increase our revenues and profitability.

     -    Cross-selling services to increase revenues per subscriber.

               Our marketing efforts capitalize on our being the only telecommunications provider that offers all of local, long distance, wireless, cable television, and broadband data transmission and Internet services. We promote our value added services in our wireless and local access businesses, including what we believe are the most extensive wireless roaming services offered by any Dominican provider and wireless application protocol, or Internet access, for handsets. Our cable acquisition complemented our existing service offerings. There was little overlap between our existing subscriber base and the Telecable subscriber base, allowing us additional cross-selling opportunities.

     - Increasing penetration rates in our cable business and subscriptions for advanced services.

               Our cable business offers us access to potential subscribers with the highest income levels in the Dominican Republic. We will attempt to increase our subscribers from this potential subscriber base and offer premium, digital, high speed internet access and multimedia services made possible by the upgrade of our network and the deployment of set-top boxes, which we substantially completed this year.

     - In our international business, increasing traffic to higher settlement priced destinations and diversifying distribution channels for prepaid cards in the United States.

               International long distance traffic from and to the Dominican Republic accounts for approximately 79% of our total international long distance minutes. We use our facilities in the United States to connect traffic to other destinations. We intend to concentrate on increasing our traffic volumes to destinations with higher termination rates. We also will expand our card offerings to target additional ethnic markets in the United States and add distributors to penetrate these markets.

     - Reducing costs, while maintaining our marketing strengths and service capabilities.

               Throughout 2002, we instituted cost control measures, including headcount reductions. In addition, industry-wide developments resulted in a reduction of commission rates we and other telecommunications services providers pay to prepaid card distributors in the Dominican Republic. We also reorganized our marketing and sales staff to target higher income subscribers and subscribers that use services to a greater extent. Our goal is to continue reducing expenses, while growing revenues.

OPTIMIZE USE OF EXISTING NETWORK, WHILE MINIMIZING NEW CAPITAL NEEDS, BY:

     -    Disconnecting lower usage subscribers.

               By disconnecting lower usage local and wireless subscribers, we believe that we can better use our network to provide service to, and concentrate our sales efforts on, higher usage residential and corporate customers.

     - Migrating underutilized equipment to high income, densely populated areas.

               We are redeploying network equipment to areas where we have greater capacity demands in order to make more efficient use of our network. This enables us to expand coverage in areas of peak demand without additional capital expenditures or adversely affecting overall network coverage or quality of service. The areas to which we are moving equipment have higher service demands and greater concentration of corporate and higher income residential customers.

     -    Consolidating cable and telephone networks.

               Our cable network is a hybrid fiber and coaxial network. Transmission from the headend to node is by fiber. Our local and data transmission networks also deploy fiber. We intend to take advantage of the fiber optic capacity of both networks in areas that are underserved by either, which will allow us to expand service offerings without significant capital investments.

     - Using existing spectrum to provide wider digital coverage at lower costs.

               We are using our existing spectrum to expand our digital coverage, avoiding, as a result, the cost of purchasing additional spectrum to expand our PCS service. We also are able to purchase telecommunications equipment and obtain cell sites for our digital network at prices that are discounted from prices in the past.

STRENGTHEN OUR CAPITAL STRUCTURE BY:

     -    Extending the maturities of our debt.

               In 2002, we succeeded in extending the maturity by as much as five years, of approximately $118 million principal amount of our short term debt. We will continue to attempt to extend and refinance our debt.

     -    Maximizing internally generated cash flow to reduce debt.

               Our efforts to maximize the use of our network, minimize capital expenditures and reduce our costs and expenses, as well as improve our working capital management, are intended to increase our cash flow generation and create free cash flow, cash flow exceeding our capital and operating requirements. To the extent that we generate cash flow exceeding our capital and operating requirements, we intend to reduce debt.


SERVICE OFFERINGS

     Our service offerings include:

     -    Local;

     -    Wireless;

     -    International long distance;

     -    Cable television; and

     -    Broadband data transmission and Internet.

LOCAL

     We are a competitive local exchange carrier in the Dominican Republic and had 150,456 local access lines in service at December 31, 2002. According to the most recent information from Indotel, there were approximately 909,000 local access lines in service at December 31, 2002. At December 31, 2002, we had approximately 16% of the local access line market. Our local access network covers areas with approximately 85% of the population of Santo Domingo, Santiago and nine additional cities.

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

     Beginning in 1999, we accelerated our local access network expansion program by deploying a wireless local loop, which offers voice quality as clear as telephones connected by wirelines and often can be connected more rapidly than wireline. Our intra city fiber, wireless local loop and copper network in Santo Domingo, Santiago and five other cities allows us to connect subscribers using wireline as quickly and at costs comparable to the cost of connection by wireless local loop. Using wireline connection, we also can offer data transmission and other value added services attractive to corporate and higher usage residential subscribers that we are targeting. We intend to convert all wireless local loop subscribers to wireline over the next several years. Wireless local loop technology can be redeployed to support our wireless services.

     We also sell fully integrated systems and components for both turnkey systems and private telephone networks used within enterprises. We are a distributor of leading manufacturers of private branch exchanges and key telephone systems and a leading provider of computer telephony integration systems in the Dominican Republic.

WIRELESS

     Our wireless network covers approximately 90% of the Dominican Republic's population. We currently offer both analog cellular and PCS service. According to Indotel, there were approximately 1,700,609 analog and PCS cellular subscribers in the Dominican Republic at December 31, 2002. At December 31, 2002, we had 432,058 wireless subscribers, including 199,267 PCS subscribers, representing approximately 25% of the Dominican wireless telephony market. Our cellular and PCS subscribers base grew by approximately 18.7% from December 31, 2001 to December 21, 2002, and our net addition of cellular and PCS subscribers totaled approximately 68,000 during 2002. We attribute a substantial portion of this growth to our prepaid cellular and PCS card. At December 31, 2002, prepaid cellular and PCS subscribers accounted for 411,334 or approximately 95% of our 432,058 total cellular and PCS subscribers in the Dominican Republic. Our prepaid card program has expanded our cellular and PCS customer subscriber base because it offers cellular and PCS service to individuals who would not satisfy our current credit policies and because it appeals to customers who prefer to budget their cellular and PCS telephone spending.

     We have offered PCS service since April 1999. This technology provides for added security and privacy compared with traditional analog systems, and it also offers greater capacity. PCS customers are able to receive all of the benefits related to a digital service, including digital messaging, caller ID and voicemail. Our PCS network covers areas with approximately 75% of the population in the Dominican Republic and is less extensive than our analog network. We offer a dual-band service, allowing customers to use seamlessly their wireless phones nationwide over both digital and analog networks.

     We offer domestic as well as international roaming services to participating subscribers. Subscribers who pay the roaming rates gain access to our nationwide cellular and PCS network, while subscribers paying the international roaming fees are able to roam outside of the Dominican Republic, using the networks of cellular service providers with which TRICOM has entered into roaming agreements. We have entered into roaming service agreements with several leading wireless providers which enable our customers to roam in the continental United States and Central and South America. Under the roaming agreements, when a subscriber of another cellular service provider makes a call from within the Dominican Republic, that service provider pays TRICOM for the call at the applicable rate. Conversely, when one of our subscribers makes a call outside the Dominican Republic, we must pay the applicable charges to the cellular service provider in whose region the call originates. These payments are channeled through Cibernet, which functions as a central international clearing house that collects and redistributes roaming fees from and to the participating providers.

     We have entered into arrangements with major consumer electronics retailers and a network of independent cellular and PCS dealers to offer our cellular and PCS services in conjunction with their sale of handsets. We provide subsidies on the sale of wireless handsets for customers who purchase post-paid plans for a minimum term of 18 months. Subsidies vary depending on the handset but can exceed 50% of the cost of some handsets.

     We were the first domestic provider to offer Wireless Application Protocol, or WAP, to our wireless subscribers, starting in September 2001. WAP brings Internet content and advanced services to digital cellular phones and other wireless devices. Digital wireless customers who subscribe to WAP may access internet content through their wireless devices and perform operations such as sending e-mail, on-line banking or browsing the Internet.

     We have provided paging services since April 1995. At December 31, 2002, we provided paging services to 8,752 subscribers, representing approximately 14% of the Dominican paging market. In 1999, we stopped soliciting new paging subscribers. We believe that the success of our prepaid cellular and PCS program has contributed to the decline of paging as a significant part of our business because customers have replaced paging services with prepaid cellular services.

INTERNATIONAL LONG DISTANCE

     In the Dominican Republic, we provide international long distance services to our local access, cellular and PCS customers. In addition, we offer prepaid calling cards for international long distance, the Efectiva(TM) and Conexion(TM) cards, that can be used from any telephone in the Dominican Republic. We operate telephone centers that provide access to telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers. The centers offer a wide range of telephone services, including bill payments and sales of service in addition to long distance.

     In the United States, our subsidiary TRICOM USA provides international carrier services primarily to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. During 2002, resellers originated approximately 65% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. Through our telecommunications switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic. In addition, by controlling the origination, transport and termination of international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.

     In 1997, TRICOM USA began offering international long distance calling services to the Hispanic community in the United States, targeting primarily Dominican communities in New England. Currently TRICOM USA offers prepaid calling cards in California, Canada, Florida, Georgia, Illinois, Maryland, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, Puerto Rico, Rhode Island, U.S. Virgin Islands, Virginia and Washington D.C. Our better-known prepaid cards are TRICOMPASS, MI GENTE, MI TIERRA, INTERNATIONAL and PA GOZA.

     Prepaid calling cards are distributed through wholesalers from our New Jersey office and through retailers from our New York location. Cards are sold primarily in small retail stores including groceries, drugstores and newsstands.

     Our prepaid calling cards are advertised through special promotions during Hispanic events and by radio, television and newspapers that target Dominican and other ethnic communities, particularly in the New York metropolitan area. Our advertising emphasizes savings, voice quality and patriotic themes.

     In addition to prepaid calling cards, TRICOM USA offers national and international long distance services in New York, New Jersey and Florida. Major users of this service are calling centers. This service is offered to potential customers through an independent sales force.

CABLE TELEVISION

     We are the largest provider of cable television services in the Dominican Republic, based on the number of subscribers, and the number of homes passed. At December 31, 2002, our cable network served 71,726 subscribers, including 62,543 basic subscribers, 7,715 commercial rooms and 1,468 subscribers for cable modem, digital audio programming and other services, with approximately 170,000 homes passed. One component of our business strategy has been to expand our number of basic and expanded basic subscribers by providing high-quality programming and other content. In addition to publicly available programming, we license or otherwise acquire programming from various programming providers for broadcast on our cable television network and also produce a limited amount of programming ourselves intended for exclusive broadcast on our network. We currently offer 95 basic and expanded basic channels including HBO, Cinemax, Disney, ESPN, Fox Sports and CNN. We also sell our own advertising time.

     BASIC SERVICE PACKAGE. Our basic service packages provide access to a maximum of 82 local and foreign content channels. Subscribers pay a one time, refundable deposit per analog set top box and a monthly fee of approximately for this service. Subscribers do not need a digital decoder to receive the basic service package.

     EXPANDED BASIC SERVICE PACKAGES. Our expanded basic service packages include all of the channels included in our basic service package, with an additional choice of one of our eleven analog and digital expanded basic service packages. Expanded basic subscribers pay the basic service package monthly fee plus the additional cost of the expanded programming. An analog or digital decoder set-top box is required for these services. We are currently focusing on marketing our various expanded basic service packages to our existing basic subscribers with a view to increasing our overall revenues per subscriber.

     DIGITAL AND CABLE MODEM SERVICE. In June 2002, we made available digital cable television and high-speed Internet access over coaxial cable via cable modem, under the brand name Internet Tornado(R). This service targets primarily residential customers. Digital cable television provides movie-quality pictures, digital-quality sound, broadcast services and certain programming not available through our basic or expanded basic service packages. Our digital cable television offering includes an on-screen interactive program guide, 17 pay-per view channels, seven content rich educational resources channels and 50 channels of commercial free CD-quality music. A digital decoder set-top box is required for these services.

     A cable modem is a small box that connects a personal computer to the Internet by a local cable provider. Cable modems allow personal computer users to download information from on-line services at speeds one hundred times faster than today's telephone modems. Our cable modem service packages offer several bandwidth and pricing options, ranging from 128 kbps to 1,536 kbps.

     DIGITAL MUSIC SERVICES. We offer digital audio programming provided by DMX Music International through our hybrid fiber coaxial network. Customers choose from 50 exclusive music channels that play 24 hours a day, seven days a week. Subscribers for this service primarily are hotels.

BROADBAND DATA TRANSMISSION AND INTERNET

     In the Dominican Republic, we are the second largest Internet service provider. We provide Internet connectivity to the residential and corporate markets through traditional dial-up connections, digital subscriber lines, or xDSLs, dedicated lines and very small aperture terminals, or VSATs, and cable modems. VSATs are relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the internet, with speeds ranging from 56 kilobytes per second to 2 megabytes per second.Our PCS and paging services are now fully integrated with our Internet service, offering short messaging services, including e-mail and digital messaging through our website, www.tricom.net.

     We offer our residential customers Internet access bundled together with local, wireless and other services. We also provide pre-installed Internet access through major Dominican computer retailers.

     During 2002, we launched several new services such as firewalls for xDSL and lease lines, bandwidth control and auto-bandwidth, filtering, captive portal, content, and virtual private networks. We provide wireless access to Internet for private data administrators and laptop use.

     We provide broadband data transmission services to large business customers in the Dominican Republic through several means of delivery including fiber optic cable and digital wireless point-to-point radio links. In addition, we provide these large customers with data circuits, Internet access, private networks and frame relay services with branches in the different cities in the country. During 2002, we increased transmission capacity to provide larger bandwidths and data services primarily for business customers through digital subscriber lines, or xDSLs, that provide high-bandwidth transmission of voice and data over regular telephone lines and VSATs.

     In 2000, we entered into a five-year $25 million contract with the Dominican Republic Department of Education to provide broadband satellite Internet access and Intranet services to every public high school in the Dominican Republic.

MARKETING AND SALES

     Our advertising and promotional materials in the Dominican Republic emphasize that we are a full-service provider of local, long distance, wireless, cable television, and broadband data transmission and Internet services and that customers can realize significant savings from our service packaging. Our advertising also emphasizes reliability, performance, quality of service and the multiple advantages that users can obtain from our different products and services. Seasonal promotions are also made for specific target markets at different points throughout the year. Since 2001, we have reoriented our sales force and marketing efforts to focus on corporate, medium and small businesses. This sales force is oriented to develop close relationships with our business customers to assess their needs and offer customized solutions.

LOCAL AND WIRELESS SERVICE

     We use door-to-door sales, telemarketing and mass media to promote and sell our local services. In the local access market, we use product differentiation to target residential and business customers.

     We market wireless services through direct sales, database marketing, and telemarketing, focusing on new subscribers. Our post-paid wireless sales target higher income customers who usually have a higher usage profile. We have expanded our wireless network to new geographic areas and offer in-building coverage in highly transited urban areas such as shopping malls, restaurants and office buildings. Our advertising strategy for PCS services focuses on our nationwide coverage, quality of service and competitive prices.

     Our sales and marketing approach for offering local and wireless services to large business customers is to offer comprehensive and customized telecommunications solutions for individual corporate customer's needs. Our sales staff works closely with each customer to gain a better understanding of its particular operations and to develop customized local and wireless service solutions. Many of our sales executives in this market segment have engineering backgrounds or receive periodical training sessions in which they learn the fundamentals of our industry as well as thorough information on our family of products. Our product development and customer service departments also offer them continuous support.

INTERNATIONAL LONG DISTANCE

     In addition to our Dominican local access and wireless subscribers, we market our long distance services in the Dominican Republic to individual customers who do not have telephone services in their own homes. In the United States, we target the large immigrant Dominican communities and other ethnic populations.

     In July 2002, we implemented a platform to manage our prepaid services. As a result, we have been able to unify all of our calling card products into a single brand, allowing our customers to use the card for domestic and international long distance calling as well as prepaid wireless services. On November 26, 2002, we launched the unified product under the brand name Bla Bla Bla(R).

     We feature our prepaid card in our basic services advertisements, as well as in individual advertising. Our advertising emphasizes the accuracy and reliability of our billing as well as savings. Our prepaid card is distributed at our commercial offices, call centers and through wholesalers and retailers. We have four wholesale distributors in the Dominican Republic as well as an internal sales force targeting smaller retailers; a total of approximately 52,000 points of sale for our prepaid cards.

     TRICOM USA advertises its prepaid cards on radio and through print media targeted at Dominican and other ethnic communities, mainly in the New York metropolitan area. Advertisements emphasize price and voice quality as well as patriotic or ethnic themes. Prepaid cards are distributed to wholesalers under our brand name and are sold primarily in small retail stores, including groceries, drugstores and newsstands.

CABLE TELEVISION

     We use a variety of methods to attract new subscribers. We generally advertise on our cable broadcasts as well as on television and radio broadcasts and in magazines, newspapers and billboards. Our direct marketing includes flyers and promotional materials. Our telemarketing staff focuses on both attracting new subscribers, as well as upgrading our existing basic subscribers to one of our expanded basic service packages. We market our cable services under the brand name Telecable(TM).

     Our current marketing strategy is intended to promote subscriber loyalty and timely payments, reinforce our market position by offering better pricing and more channels,increase our subscriber base by increasing the penetration levels in our coverage areas, and by converting users that pirate our cable services to legitimate subscribers and capitalize on the development possibilities of new broadband services.

     We currently maintain a call center to respond to incoming calls from potential subscribers. The call center staff is trained to respond to questions concerning our various service packages, as well as contact potential subscribers, market our services and receive payment for our services by credit card.

BROADBAND DATA TRANSMISSION AND INTERNET

     For broadband data transmission services, we target large Dominican businesses, which require more sophisticated technology and demand specialized service and support. We developed a sales force focused on this sector, which includes multi-national corporations, local business conglomerates, local and international banks and large hotels. We also have a specialized sales force targeting medium and small businesses with products that fit their needs such as virtual private networks, dial up and broadband xDSL Internet, among others. Our advertising campaign is focused on promoting the speed and accuracy of our data transmission services.

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

     Our customers may subscribe for services, pay and obtain information about monthly bills and inquire about billing adjustments at our offices. To enhance customer service, our representatives use our customer service system linked to our central billing and service order system, enabling them to handle expeditiously both billing and service inquiries.

     We provide a 24-hour interactive voice response service through which customers can register claims and make billing inquiries. In addition, customers may access their account information online 24 hours a day, seven days a week, on our website, www.tricom.net. Our website provides information about our services and can be used to purchase products including prepaid cards, cellular phones and accessories.

     We provide installation and repair services to our customers and have established service benchmarks for, among other things, network availability, installation and repair intervals. We research other companies' response time and client promises in order to establish equal or better ones that will ensure our competitive advantage.

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

     We use a customer relationship management (CRM) system, integrating our information systems and our customer relationship management software. This system allows customer service representatives to access all billing, service order and other client specific information. This enables us to offer speedier service and more efficient follow through and to monitor every step of the customer service relationship.

BILLING AND CREDIT POLICIES

     We have developed an integrated billing system for local, long distance, wireless, paging and value-added services. The integrated billing system enables our customers to obtain a single bill, providing detailed information about charges for all services rendered, other than cable television for which customers receive a separate bill. We have led the Dominican telecommunications market in the introduction of billing packages that provide detailed call reports with time-of-day, day-of-week and destination information as well as flexible billing discount programs which are similar to those found in the most competitive markets outside the Dominican Republic. Our subscribers can call our center and speak with a customer care representative and obtain account and statement information. Our customers also can access information over the telephone through an interactive voice response system that enables customers to consult their most recent calls and account balances.

     Cash payments may be made at walk-in commercial offices, centers and affiliated bank branches, or funds may be debited from credit cards or bank accounts. Our customers also may pay their bills at any one of our over 440 payment stations, which are located in neighborhood gas stations, grocery stores and other retail outlets.

     Each residential basic telephone service and wireless subscriber is assigned a preset credit limit, which varies depending upon the individual's monthly usage and payment history. We use credit bureaus to check the credit history of new clients. We require all individuals wishing to subscribe for cellular and PCS services to have a credit card or prepay for services. We contact any customer exceeding this credit limit and request that such customer pay all or part of the outstanding bill.

     Our policy is to suspend service for all post-paid subscribers if payment is not received within 45 days after a bill is issued and to terminate service 45 days after the suspension date. Pre-paid services are suspended when the prepayment balance is exhausted or the pre-paid card has expired. Upon suspension, pre-paid service customers may continue to receive in-coming calls. Service to post-paid subscribers is also suspended when a customer's credit limit is reached. In order to reinstate service after termination, post-paid subscribers must pay a reinstallation fee, except for Internet services for which no reinstallation fee is required after termination.

     We had an average monthly churn rate for cellular and PCS subscribers of 4.3% in 2002, 4.6% in 2001 and 3.1% in 2000. We had an average monthly churn rate for local subscribers of 3.6% in 2002, 1.9% in 2001 and 2.3% in 2000. We had an average monthly churn rate for cable subscribers of 2.5% in 2002. Increasing local and cellular churn rates reflect primarily our decision to disconnect lower revenue-generating prepaid customers. We expect that our churn rate will increase substantially for mobile and local access services as we disconnect subscribers that use our services primarily to receive calls. We calculate average monthly churn by dividing the number of subscribers disconnected during the year by the sum of subscribers at the beginning of each month during such year.

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

MANAGEMENT INFORMATION SYSTEMS

     Our business applications are designed to generate accurate information in real time for our employees and to provide our customers with direct access to pertinent information from our computer network. For this reason, we have designed a fully integrated, open architecture network.

     We use Oracle as our unified database and software application development tool set. We use Oracle Financials as our enterprise resource planning system, which includes the following modules: accounts payable, accounts receivable, general ledger, purchase orders, inventory control and fixed asset accounting. We have also developed an integrated billing and customer care system that runs on the Oracle platform. In August 2000, we entered into a product marketing alliance agreement with Codisa Software Corp., a leading Latin American developer and provider of business applications, for the exclusive distribution of TRICOM's advanced billing and operational support platform.

NETWORK INFRASTRUCTURE

     We invested over $800 million from 1992 through 2002 to develop all of our networks, which are fully digital except for portions of our cellular network.

LOCAL SERVICE AND WIRELESS NETWORK

     The core of our network is composed of gateway switches, possessing special features such as ultra-high-speed and port-to-port call switching that can handle 240,000 calls per second. Our switch time-of-day capability allows us to distribute our telecommunications traffic efficiently and provide, as a result, more competitive pricing.

Our switches also provide statistical call distribution information, which allows us to control our flow of traffic. Without such capabilities, we would have to conduct these monitoring tasks manually. The switches also handle common channel signaling protocols, optimizing the channels available for voice transmission. Without this capability, a network must use each of its channels to signal the origination and termination for each call, which often results in uncompleted calls and poor circuit utilization.

     Our intra-city wireline local access network is comprised of 500 route miles of fiber optic cable and over 3,000 miles of copper cable in over seven cities. The network is composed of central office switches, remote switching centers and digital loop carriers.

     We use digital loop carriers technology, which is a multi-service access platform connected to the central office through fiber optic cables. This network layout minimizes the copper plant and employs digital network transmission equipment used to provide multiple phone conversations, and fiber optic cable to connect to local access lines. Our central office switches are connected by fiber optic cable to various digital loop carriers located throughout the three largest cities in the Dominican Republic.

     We transmit our domestic traffic through a fully redundant digital wireless point-to-point backbone system, which provides both intra-city and inter-city telecommunications services. A point-to-point backbone system is a dedicated connection between two endpoints of a communications network. The backbone system links approximately 85% of the country's population, including major cities and certain key tourist and rural areas. The wireless point-to-point system serves the areas that have high telecommunications usage, including large industrial and commercial areas.

     To oversee and monitor the activities of our network infrastructure, we have installed a network management system. This system allows us to manage our central office switches and remotely monitor all network components. The management system provides continuous information regarding our equipment, any equipment failure, and network security. In addition, it allows the central office to send commands and to test our network.

     Our wireless network in the Dominican Republic uses analog technology and our PCS network uses CDMA or digital protocol. Our analog wireless network enables us to provide wireless coverage to those regions of the Dominican Republic with the greatest demand for wireless services. We provide PCS service in 14 cities and offer continuous coverage in the main highway routes of the country.

INTERNATIONAL LONG DISTANCE NETWORK

     We have our own state-of-the-art switching facility in the New York metropolitan area, which we have upgraded to allow us to provide multiple international signaling protocols. We also have switches in Puerto Rico and Florida. By having our own switching facilities, we can provide termination of international long distance traffic at very competitive rates to several countries in addition to the Dominican Republic.

     By purchasing and leasing international traffic capacity from various systems, we have acquired diverse options to route our international traffic. This capacity is fully connected to the international network. We have purchased capacity in 11 international submarine fiber optic cables that have been built to send and receive international traffic or connect with other cables that provide service to Latin America, the Caribbean and Europe. We own 23% of the Antilles 1 submarine cable, which connects the Dominican Republic to the United States via other submarine cable systems. In addition, we have two earth stations which connect to satellite systems serving the Atlantic region, Africa and Europe. The use of these satellite facilities also allows us to route international traffic between the Dominican Republic and most other countries in the world.

CABLE TELEVISION NETWORK

     Our cable television network uses a broadband network employing radio frequency transmission over coaxial and/or fiber optic cable to transmit multiple channels carrying images, sound and data between a central facility and a subscriber's television. Coaxial cable is a type of cable used for broadband data and cable systems. This type of cable has high-quality broadband frequency characteristics, noise immunity and physical durability. Fiber optic cable is a communication medium that uses hair-thin glass fibers to transmit signals over long distances with less signal loss or distortion than coaxial cable.

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

     At December 31, 2002, our cable network consisted of approximately 204 miles of fiber optic cable, 718 miles of coaxial cable and 208 nodes, passing approximately 170,000 homes. Approximately 98% of our network is constructed above ground, with a small percentage of the fiber optic cable constructed underground.

     The complete channel package signal delivered to our customers in Santo Domingo is encoded. This allows us to control the theft or piracy of our cable entertainment services, as well as giving us the opportunity to offer compressed packages to reach low-income subscribers living in marginal areas, and increase penetration levels.

     The expansion and upgrade of our network involves the conversion of our existing cable network into a broadband bi-directional network. We currently plan to complete this upgrade by the end of 2003. A bi-directional network allows subscribers to transmit as well as receive signals. This allows us to offer Internet connection, video and games on demand. A broadband bi-directional network combines the use of fiber optic cable, which can carry hundreds of video, data and voice channels over long distances, with coaxial cable, which requires a more extensive signal amplification in order to obtain the desired transmission levels for delivering programming signals and nodes. We are expanding and upgrading our existing cable network into a broadband bi-directional network that will provide us with a platform for the delivery of a broad range of services.

BROADBAND DATA TRANSMISSION AND INTERNET NETWORK

     Data communications services are primarily targeted to the business community and provided at a variety of speeds. Our data communications network consists of data multiplexing nodes, which are network connection points that allow for the transmission of two or more signals over a single channel, linked to a fiber optic ring and digital wireless point-to-point radio links. The "last mile" to the customer is provided through fiber optic cable and/or digital wireless point-to-point radio links. Our data network has the capability to monitor the communications link all the way to the customer's desktop and to support multiple data protocols such as ATM and frame relay.

     Our technology infrastructure is built and maintained to assure reliability, security and flexibility, and is monitored by our technical staff. Each of our servers can function separately, and multiple redundant machines serve key components of our server architecture.

     We maintain our central production servers at the data center of our headquarters. Our operations depend on the ability of the network operating centers to protect their systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins or other events.

     Our local and wireless networks employ monitoring software developed by us and by others to monitor access to our production and development servers. Our reporting and tracking systems generate daily traffic, demographic and advertising reports, which are copied to backup tapes each night.

COMPETITION

     The following table sets forth information about our market share in several of our markets based upon information published by Indotel, at December 31, 2002 (the latest date for which Indotel has published information), and information that we generate about our operations:

                                     Approximate
  Service                          Market Share (%)   Rank   Number of Providers
  -------                         ----------------    ----   -------------------
  Local                                  15.9         2           3

  Wireless                               25.4         2           4
  Data and Internet                      11.1         2           3
  Cable television                       46.0         1           -

     Indotel reports that there are 112 cable operators in the Dominican Republic. However, in our principal markets, Santo Domingo and its surrounding areas and La Romana, we face little competition. In 2002, a third telecommunications services provider, using wireless technology, began offering to business customers limited local services and broadband Internet access. This provider does not offer a full range of local services, and, to date, we believe has obtained a negligible percentage of the market for local services.

     In addition, we and Codetel are the two principal Dominican carriers terminating Dominican bound international long distance traffic. Centennial Dominica also offers long distance calls at very low rates to the United States from the Dominican Republic. However, neither Indotel nor the U.S. Federal Communications Commission publishes current information about traffic exchanged. International long distance traffic has expanded dramatically in the last five years as the price per minute charged to consumers has declined.

     The Dominican government also has granted eight concessions to telecommunications companies which either have not yet commenced operations or have minimal operations. Each of the concessions allows for the provision of some or all of the telecommunications services that we provide. In addition, from time to time, several international companies have expressed to Indotel interest in entering the Dominican telecommunications market.

LOCAL, DATA AND INTERNET AND WIRELESS

     In local service and data and internet, our only established competitor is Codetel, a wholly owned subsidiary of Verizon. Codetel is an integrated communications service provider which, at December 31, 2002, had approximately 84% of the local access lines and subscribers for local services and approximately 89% of the data and internet subscribers in the Dominican Republic. In 2002, Centennial, using wireless technology, began offering to businesses local access service and broadband internet access but, to date, we believe has obtained an insignificant percentage of the market for local services.

     In wireless service, in addition to Codetel which has approximately 49% of the wireless subscribers, we compete with Orange, a subsidiary of France Telecom Group, and Centennial Dominicana. Orange operates a GSM 800 MHz network in the main cities of the country. In 2001, Orange initiated an aggressive expansion strategy based on low prices on wireless equipment and a distribution network with dealers. Orange subscribers represent in excess of 20% of total wireless subscribers in the Dominican Republic. Centennial Dominicana, a joint venture of Centennial Communications Corp., offers PCS wireless services and has approximately 6% of the wireless subscribers.

INTERNATIONAL LONG DISTANCE

     The international telecommunications industry is intensely competitive and subject to rapid change precipitated by changes in the regulatory environment and advances in technology. Our success depends upon our ability to compete with a variety of other telecommunications providers in the United States and in each of our international markets. Our competitors include large facilities-based multinational carriers and smaller facilities- based wholesale long distance service providers in the United States and overseas that have emerged as a result of deregulation and switched-based resellers of international long distance services. Competition primarily is based on price, although reliability, quality of transmission, routing capacity and customer service also are competitive factors.

CABLE TELEVISION

     We are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed as of December 31, 2002. We face little competition in Santo Domingo and surrounding areas from other cable television operators. Indotel reports that there are 112 cable operators in the Dominican Republic, including illegal cable television providers.

     We also face competition from pirate direct broadcast satellite or DBS transmission. There is no legal DBS service offered in the Dominican Republic. For several years, the Dominican pay television market has been harmed by the persistent violation of copyright laws or "piracy." We have deployed encoding technology to aid in reducing piracy from our network.

     All pay television service providers, including cable television systems, direct to home or DTH satellite services and multi-point, multi-channel distribution system operators, face substantial competition from other signal delivery methods, including television broadcasters. The ability of potential subscribers to directly receive traditional public over-the-air television signals from television broadcasters may hinder our ability to obtain additional subscribers.

PANAMA

OVERVIEW

     In 2001, we purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., now TRICOM Panama, S. A., which owns the frequency rights for 107 channels of 25 MHz each. These frequencies give us access to nationwide coverage, covering a population of approximately 2.9 million. In Panama, frequency rights are granted for 20 years and are automatically renewable for additional 20 year terms. We initiated offering iDEN(R) services in April 2002 and had approximately 8,240 subscribers at December 31, 2002. Our right to offer services has been challenged by BellSouth, one of the two principal wireless service providers in Panama. A recent decision by the Supreme Court in Panama restrains us from offering any services in Panama.

     We completed the construction of our digital network in Panama City and Colon (the two largest cities in Panama) and the transportation corridors that link those cities with airports and ports. We also completed a network along the corridor that connects Panama City, the capital, with its surrounding cities and the most important recreational and tourist areas of the country. At December 31, 2002, we had invested approximately $47.9 million in this deployment, primarily for the purchase of a switching office for telephone and radio communications dispatch through which wireless service traffic is originated or terminated, enhanced base transceiver stations, which are antennae located at base sites to provide radio coverage in specific geographic areas and site acquisition and construction.

MARKET OPPORTUNITY.

     In 2001, Panama's estimated Gross Domestic Product of $16.9 billion, and a Gross Domestic Product growth rate of 1.4% for that year. Approximately 57% of the population lives in urban areas. Wireless penetration for Panama at December 31, 2001 was 17% while wireline penetration was 12.1%.

MARKETING PLANS

     We offer specialized wireless radio services, including two-way radio, and interconnect services. We offer our digital services mainly to business customers, offering bundled programs with different services and pricing plans, customized to meet our clients' specific needs. We are currently marketing our services through direct sales and intend to do so through independent dealers as well.

COMPETITION

     The wireless market in Panama has been open to competition since 1996. TRICOM Panama's digital radio services will compete with several analog trunking operators as well as the two digital wireless communications providers in the country, Cable & Wireless of Panama and BSC of Panama (a subsidiary of BellSouth). The Panamanian government granted a 10-year duopoly service concession to both digital wireless operators in 1997 as part of the privatization of the telecommunications industry.

REGULATORY AND LEGAL OVERVIEW

     To provide telecommunications services, a Panamanian or foreign company must obtain a service concession from the ENTE REGULADOR DE SERVICIOS PUBLICOS, or ENTE. There are two types of service concessions, Type "A" and Type "B". Type "A" service concessions currently are awarded on an exclusive basis. Services under a Type "A" category concession include basic telecommunications and cellular services. Effective January 2003, ENTE has reclassified Type "A" services as Type "B" services, and therefore, additional concessions of this type will not be granted again until 2003 for basic telephony and long distance and until 2007 for PCS services.

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

     TRICOM Panama has four of the twenty-six Type "B" service concessions, one to provide each of the following services: (1) conventional trunking systems for public or private use, (2) fixed or wireless radio communication services, (3) data transport services, and (4) paging services.

     Panamanian telecommunications law prohibits companies providing trunking wireless services to hand off telephone calls, even if the hand-off would be from one site to another site owned by the same trunking company. Our iDEN(R) system does not permit hand-off. Therefore, we have built additional enhanced base transceiver stations in Panama to minimize the number of calls dropped due to handed-off failures. We believe that additional enhanced base transceiver stations will prevent a higher percentage of dropped calls than would otherwise occur due to the effect of this restriction on hand-off under Panamanian law.

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

     TRICOM Panama requested interconnection from Cable & Wireless. With the intervention of the ENTE, the parties negotiated and agreed upon most of the terms of interconnection, except for access charges and certain other economic aspects, which the parties were not able to agree upon. The ENTE resolved the impasse by mandating the access charges and other economic aspects. Thereafter, Cable & Wireless refused to sign the interconnection agreement on the ground that it might be prohibited from doing so by a precautionary measure obtained by BSC of Panama against TRICOM Panama in August 2001. The precautionary measure ordered TRICOM Panama to cease the installation of its iDEN(R) system in Panama. The ENTE has imposed on Cable & Wireless sanctions of US$5,000 per day until it signs the interconnection agreement with TRICOM Panama. Cable & Wireless appealed the ENTE's sanctions order before the Supreme Court, and the case is pending decision. In April 2003, the Supreme Court affirmed the precautionary order.

     Bell South, in a number of related actions and proceedings in Panamanian courts and the ENTE, has challenged our right to provide wireless services and has sought $20 million in damages.

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

CENTRAL AMERICA

     In 2000, we were awarded, in a government auction, radio frequency rights in Guatemala to 172 channels of 25 MHz, providing us with nationwide coverage. We have also acquired the spectrum to operate our iDEN(R) network in El Salvador through the purchase of radio frequency rights for an aggregate of 185 channels of 25 MHz, 175 of which we purchased from a U.S. telecommunications company that previously owned the rights and 15 of which we acquired through a government auction. We acquired these rights as part of our strategy to establish in Central America an interregional specialized wireless service network targeted at business customers using a single transmission technology in major business centers. However, we currently do not intend to develop a network in either Guatemala, El Salvador or elsewhere in the region.

REGULATION

GENERAL

     The legal framework of the telecommunications sector in the Dominican Republic consists of General Telecommunications Law No. 153-98, enacted on May 27, 1998, resolutions and regulations issued by Indotel and the concession agreements entered into by the Dominican government or the regulator with individual service providers.

     In addition to the industry-specific legal framework, the Constitution of the Dominican Republic affects the telecommunications sector. Among other individual and social rights, the Dominican Constitution guarantees Dominican citizens the freedom of trade. The Constitution specifically provides that monopolies can be established only by law and only for the benefit of the Dominican government. None of the existing concession agreements grants a monopoly in any sector of the telecommunications industry to any carrier, and the Dominican government has announced a policy of encouraging growth through competition in the telecommunications industry.

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

     To increase substantially the number of Dominican citizens with access to a telephone and to allow for the establishment and growth of other modern telecommunications services, the Dominican government adopted a policy of liberalization of the telecommunications sector beginning in the late 1980s. In 1990, the Dominican government granted us a concession to provide a full range of telecommunications services within, from and to the country. Additionally, advancements in wireless technologies made it more cost-effective for companies to penetrate the market even without being able to interconnect to Codetel's network. However, interconnection remained important for full-service competition. In 1994, the Dominican government enacted a series of interconnection resolutions requiring all service providers in the Dominican Republic to interconnect with all other service providers pursuant to contracts between them. The guidelines for those contracts are set forth in those resolutions. In May 1994, we entered into an interconnection agreement with Codetel which became effective in November 1994. This agreement allowed us to become the second full-service telecommunications provider in the Dominican Republic.

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

     Law No. 153-98 established a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the "Universal Service Principle," by seeking to ensure access to telecommunications services at affordable prices in low-income rural and urban areas. The law creates a fund for the development of the telecommunications sector that is supported by a 2% contribution payable by customers and collected by telecommunications providers from them based on billings to customers for telecommunications services.

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

     Law No. 153-98 seeks to encourage competition by, among other things, mandatorily imposing the obligation to interconnect with existing participants and prohibiting and punishing different types of monopolistic behavior. The law requires that interconnection charges be cost based and eliminates cross subsidies. Pursuant to the law, a rate rebalancing process was completed on December 31, 2000 which eliminated cross subsidies and allows for rates for services to reflect actual costs. Currently, market participants are free to establish the rates for the services that they offer.

RECENT REGULATORY INITIATIVES

PROPOSED TELECOMMUNICATIONS REGULATIONS

     In 2001 and 2002, Indotel initiated several public inquiry processes, which are similar to a U.S. Federal Communications Commission notice for proposed rule making, in connection with several proposed regulations. In November 2001, Indotel published for public comment the "National Routing Plan", which, among other things, intends to divide the country into five regions, within each of which telephone calls would be deemed local. In November 2002, Indotel published for public comment the "National Routing Plan", which, among other things, would divide the country into five regions, within each of which telephone calls would be deemed local.

     In January 2002, Indotel commenced a public inquiry process for several other regulation projects including a non-rounding up regulation which seeks to establish the second as the traffic measurement and pricing unit within the telephone network. This would preclude telephone companies from rounding up to the next minute fractions of traffic (though a call lasting less than a minute can be rounded up to one minute). Another proposed regulation is aimed at providing subscribers the right to choose whether or not to use the voice mail services of the called party. The adoption and implementation of all or any one of these proposed regulations could have a financial impact on our business and results of operations.

CABLE REGULATION

     Indotel issued cable broadcasting regulations on August 19, 2002. Though the draft originally proposed included a "must carry rule" (which would have required cable systems to carry television broadcasters' signals on a virtually free basis), the final version approved did not include this proposed rule. With the issuance of these regulations, several claims brought against Telecable by UHF channels, who also sought the imposition of the must carry rule by resolution of Indotel, were "closed and decided." The cable broadcasting regulations, however, prohibit cable systems from discriminating among UHF channels or among VHF channels.

INTERNATIONAL TERMINATION RATES

     On June 22, 2002, Indotel issued a resolution which set a minimum rate for incoming traffic termination of not less than $.08 per minute. The current market rate is less than $.05 per minute. The resolution also raises international long distance access charges from RD$0.68 to RD$0.85 per minute. Indotel postponed the effectiveness of the resolution because of opposition by international carriers and the United States government. It currently is expected that Indotel will implement a minimum rate for incoming traffic from the United States exceeding $.08 per minute.

INTERCONNECTION REGULATIONS

     On June 22, 2002, Indotel issued interconnection regulations including rules on co-location, network unbundling, open network architecture and equal access. The regulations require that interconnection agreements be modified to conform to the regulations and established a deadline extended by Indotel on several occasions (the last deadline was December 2, 2002) for filing with Indotel revised, conforming contracts. Indotel will resolve any disputes between carriers concerning interconnection terms. We were not able to reach agreement with Codetel, Orange or Centennial on new interconnection agreements by the deadline and submitted the dispute to Indotel. On April 11, 2003, a new interconnection agreement for the Dominican market was entered into by all current local carriers (Codetel, Centennial, Orange and Tricom). The agreement provides for a full interconnection among the networks for all telecommunications traffic. The new agreement provides for the following access charges per minute of traffic: local traffic, $0.02; national transportation traffic, $0.01; national traffic, $0.03; international transportation traffic, $0.015; incoming international traffic, $0.035 for calls terminating for calls into a fixed network and $0.09 terminating for calls into a mobile network; mobile or cellular traffic, $0.075. These charges are expressed in Dominican pesos based on the dollar exchange rate, and will be adjusted every six months. The interconnection agreement, however, remains subject to Indotel's review.

     Notwithstanding the execution of this new agreement and the settling of the dispute initiated by Tricom, the parties agreed to leave for Indotel to decide several aspects of the dispute, including Tricom's claim to recoup from Codetel 50% of the costs of preexisting two-way 732 facilities built at Tricom's sole expense. If Tricom succeeds in its claim, Tricom could recover from Codetel up to US$7.5 million of the cost of constructing the facility.

PENDING REGULATIONS ON TARIFFS AND COSTS

     Further regulations on tariffs and costs, which would complement the interconnection regulations, are being prepared by Indotel. Consultants from the U.S. firm, Strategic Policy Research, are advising Indotel on this matter.

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

     Law No. 153-98 established that within one year after its effectiveness each concession must be adjusted to the provisions of the new law. This process, however, is still pending. Indotel issued Resolution No. 005-99 in December 1999 for such purposes requesting information from each of the telecommunications companies with valid concession agreements. We have complied with these requirements. Indotel also empowered the President to execute amendments to our and other concession agreements to reflect our paying taxes on the same basis as all Dominican corporate taxpayers and amending provisions of our concession agreements providing for the payment of tax in lieu of income taxes.

CODETEL'S CONCESSION AGREEMENT

     Codetel's concession from the Dominican government, originally granted in 1930, was modified on January 23, 1995 and more recently by the Presidential decree that eliminated provisions for payment in lieu of income taxes. The terms and conditions of Codetel's concession are substantially identical to those of our 1996 concession agreement. The license provides it with the right to construct, maintain and operate a telecommunications system throughout the Dominican Republic and between the Dominican Republic and other countries. Codetel's concession agreement is valid until April 30, 2010; our concession agreement is valid until June 30, 2010.

U.S. TELECOMMUNICATIONS REGULATION

     The following summary of the Unites States federal regulatory developments does not purport to describe all present and proposed regulations and legislation affecting the telecommunications industry. Other existing federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the regulations of telecommunications companies in the United States.

     On September 11, 1995, the Federal Communications Commission, FCC issued an order approving the application of Domtel Communications, Inc., which later changed its name to TRICOM USA, Inc., to provide, on a facilities-based basis, voice, data and private line services between the United States and various international points, including the Dominican Republic. The FCC also approved Domtel Communications as a non-dominant provider on all routes, including to the Dominican Republic. We began initiating U.S. traffic pursuant to this authorization in 1997. Domtel Communications was also granted global resale authority by the FCC in 1996.

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

     As a carrier holding an international authorization from the FCC, TRICOM USA is subject to various statutory and regulatory telecommunications mandates, including the duty to offer services at just and reasonable rates, the payment of certain fees, such as universal service contribution and regulatory fees, and the requirement to obtain prior approval for most transfers of control and assignments of authorizations, except those considered non-substantial, or "pro forma" under FCC rules. The FCC may address regulatory non-compliance with a variety of enforcement mechanisms, including monetary forfeitures, refund orders, injunctive relief, license conditions, and/or license revocation.

     The FCC recently required mandatory detariffing for all non-dominant international carriers, with limited exceptions for dial-around, local exchange carrier implemented services, inbound collect calling, and on-demand Mobile Satellite Systems. TRICOM USA is a non-dominant carrier, and therefore, was required to detariff its international services. The FCC now requires carriers to maintain their rates, terms and conditions for public inspection, including posting these matters on a carrier's web site. Although TRICOM USA no longer must maintain tariffs at the FCC, it is still subject to other regulatory requirements established by the FCC for international carriers, as noted above.

     We believe we are in compliance, in all material respects, with all laws and regulations necessary to conduct our business in the countries in which we operate, including in the United States. As we expand our operations into other countries, we may become subject to varying degrees of regulation in those jurisdictions where we provide service. Laws and regulations regarding telecommunications differ significantly from country to country. Future regulatory, judicial, or legislative activities in one or more of the countries in which we operate could have a material adverse effect on our financial condition, results of operations or cash flow.

     Through several policy initiatives in the last several years, the FCC has encouraged greater competition in foreign markets. A particular focus of the FCC has been "accounting rates" or "settlement rates," which are the amount of payment negotiated between carriers for the termination of international telephone calls. There are three elements of the FCC's international settlements policy that serve as conditions on U.S. carriers entering into agreements with foreign carriers: (1) all U.S. carriers must be offered the same effective accounting rate and same effective date for the rate; (2) U.S. carriers are entitled to a proportionate share of U.S.-inbound, or return, traffic based upon their proportion of U.S.-outbound traffic; and (3) the accounting rate is divided evenly 50-50 between U.S. and foreign carriers for U.S. inbound and outbound traffic. The FCC has exempted certain foreign routes from the international settlements policy where U.S. carriers are able to terminate at least 50 percent of U.S.-billed traffic at rates that are at least 25 percent below the benchmark settlement adopted for the foreign country. The Dominican Republic route has not been exempted from the international settlements policy.

     In 1999, the FCC adopted an order approving sweeping reform of the international settlements policy. The Order eliminated the international settlements policy and contract filing requirements for arrangements with foreign carriers that lack market power. TRICOM USA's arrangements with Codetel, however, must be filed with the FCC, as the FCC has determined that Codetel possesses market power in the Dominican Republic.

     The FCC has established settlement rate benchmarks based on foreign carriers' publicly available tariffed rates and data published by the International Telecommunications Union. TRICOM USA's settlement benchmark rate for the Dominican Republic is within the FCC's prescribed limits.

     International Simple Resale involves the provision of switched services over resold or facilities-based private lines that connect to the public switched network at either end-point. Instead of U.S. carriers paying for the use of half of a shared circuit to a foreign point through traditional settlement payments, U.S. carriers under International Simple Resale arrangements may connect or lease a complete or whole circuit end-to-end to the corresponding foreign carrier's network and pay a negotiated rate for termination of services on the foreign network. Moreover, International Simple Resale arrangements are not subject to the restrictions of the international settlements policy (although the international settlements policy may still apply to the particular route); therefore, U.S. carriers may negotiate individual, asymmetric, non-proportionate agreements. The FCC has determined that the Dominican Republic is eligible for International Simple Resale (although not currently exempt from the international settlements policy).

     The FCC recently launched a proceeding to examine possible additional reform of the international settlements policies and the international simple resale and benchmarks policies. While the proceeding appears to be aimed at streamlining these polices, we cannot be certain what types of modifications to these policies the FCC may order, or the effect of any such changes upon us. In addition, the FCC is also reviewing in this proceeding whether foreign mobile termination charges (charges incurred when U.S. consumers place calls to wireless telephones in other countries) are harming U.S. consumers and competition. The FCC may take action to address these charges. We cannot predict what types of regulations or requirements the FCC may adopt regarding wireless termination charges, or the effect of any such regulations or requirements on us.

STATE REGULATION

     Most states regulate entry into their telecommunications markets, and states' regulation of telecommunications companies vary in their regulatory intensity. The majority of states mandate that companies seeking to provide telecommunications services in their state apply for, and obtain the requisite authorization from a public utility commission or similar agency. This authorization process generally requires the carrier to demonstrate that it has sufficient financial, technical, and managerial capabilities and that granting the authorization will serve the public interest.

     As an authorized telecommunications carrier in various states, we are (and will be) subject to the regulatory directives of each state in which we are (and will be) certified. Some states have particular requirements relating to the offering of pre-paid services, including disclosures that must be included on the pre-paid calling cards. As we offer pre-paid services, these requirements may apply to our pre-paid calling cards. Most states require carriers to file and maintain state tariffs setting forth their rates, terms and conditions. In addition to tariff filing requirements, most states require that carriers charge just and reasonable rates and not discriminate among similarly situated customers. Some states also require the filing of periodic reports, the payment of various regulatory fees and surcharges, and compliance with service standards and consumer protection rules. States also often require prior approvals or notifications for certain transfers of assets, customers, or ownership of a certified carrier. States generally retain the right to sanction a carrier or to revoke certifications if a carrier materially violates relevant laws and/or regulations.

     We are certified to provide telecommunications services by the public utility commissions of California, District of Columbia, Florida, Georgia, Illinois, Indiana, Massachusetts, New York, Pennsylvania, Rhode Island and Saint Thomas in the U.S. Virgin Islands, and are currently in the process of obtaining certification in Ohio and Maryland. We also are permitted by New Jersey to provide such services. We cannot be certain that the pending applications will be granted in a timely manner, or if at all, and we cannot predict what types of conditions may be imposed upon us in any new authorizations. In addition, it is possible that state regulators could claim that prepaid calling cards and associated services are being provided by us prior to obtaining the necessary authorizations. In such circumstances, we could be subject to enforcement activities including the possible payment of fines and denial of our application to provide these services.

PROPERTY, PLANT AND EQUIPMENT

     Our principal properties consist of our fiber optic network, satellite earth stations, nodes and real estate. At December 31, 2002, the net book value of our real estate and equipment was approximately $668.1 million. Our real estate holdings are strategically located throughout the Dominican Republic, providing the infrastructure for the telecommunications network and sales facilities. Most of our properties are related directly to our telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, wireless point-to-point radio equipment and digital switching nodes. Our current headquarters are located in downtown Santo Domingo in a building that we own.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Our consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. However, because of recurring operating losses, a continuing working capital deficit and the devaluation of the Dominican peso, the realization of assets and satisfaction of liabilities are subject to uncertainty. We have financed our capital expenditure and working capital requirements, to the extent we did not generate sufficient cash flow from operations, with borrowings, principally in Dominican markets. A substantial portion of our borrowings continue to be short term borrowings. In light of our recent financial results and adverse developments in the Dominican economy, we may not be able to generate the cash required to operate as a going concern or to obtain the financing necessary to continue funding our business.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     We prepare our consolidated financial statements in conformity with generally accepted accounting principles in the United States. We adopted the United States dollar as our functional currency effective January 1, 1997 and maintain our books and records in dollars.

     In this Annual Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Annual Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The rates we used to translate Dominican peso-denominated accounts at the period-end were RD$16.69 at December 31, 2000, RD$17.05 at December 31, 2001 and RD$22.50 at December 31, 2002. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks, or the private market rate, as reported by Banco Central de la Republica Dominicana, or the Central Bank, on December 31, 2002 was RD$20.79 = US$1.00, the date of the most recent financial information included in this Annual Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On May 12, 2003, the private market rate was RD$26.05= US$1.00. To the extent information relates to the Dominican Republic government or the Dominican Republic macroeconomic data, the information in this Annual Report has been extracted from publications issued by each of Indotel at www.indotel.org.do and the Central Bank at www.bancentral.gov.do.

REVENUE OVERVIEW

   We derive our operating revenues primarily from toll revenues, international revenues, local services, cellular and PCS services, data and Internet services, paging services, the sale of equipment, installations and cable television services. The components of each of these services are as follows:

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

     International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic. Traffic is based on the minutes that the foreign telecommunications companies have terminated in the Dominican telecommunications network, either on our own network or on another carrier's network, including revenues derived from our U.S.-based international long distance prepaid calling cards.

     Local services revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voicemail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services. "Calling party" refers to the person who originates the phone call. "Calling party pays" is a wireless telephony payment structure in which the calling party is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to that call. In the Dominican Republic, the calling party pays. Local measured service includes monthly phone line rental for a specified number of minutes within a defined area, plus a charge for additional minutes.

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

     Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Since 1999, paging has not played a role in our marketing programs and paging revenues have declined significantly in each year since then.

     Revenues from the sale of equipment consist of sales fees for customer premise equipment, including private automatic branch exchanges, which are small versions of a phone company's central switching system often used by private companies, and key telephone systems, residential telephones, cellular and PCS handsets and paging units.

     Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular and PCS phones. Beginning with January 1, 2000, we have recognized these revenues over the estimated period in which, based on our experience, we retain such clients. Initially we estimated this period as 35 months. Effective October 2, 2001, we revised this period to 24 months, based on our experience with clients. In prior periods, we recognized these revenues when they were collected.

     Cable television revenues consist of monthly fees derived from basic programming, expanded basic programming, expanded basic services, digital music services, Internet access, installation fees and revenues from advertising sales to national advertisers on non-broadcast channels we carry over our cable communications systems. Cable television revenues, including installation fees, are recognized when the service is provided.

     Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

     The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

                                                           YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------
                                                       2000           2001           2002
                                                   ----------     ----------     ----------
               Toll                                    12.8%          11.9%           10.1%
               International revenues                  37.5           33.6            34.0
               Local service                           22.9           26.0            25.5
               Cellular and PCS                        16.0           15.3            14.6
               Data and Internet                        1.5            3.4             4.3
               Paging                                   0.8            0.4             0.2
               Sale and lease of equipment              2.3            1.1             0.7
               Installation and activation fees         6.1            5.9             2.1
               Cable revenues                             -            1.9             8.3
               Other                                    0.1            0.4             0.3
                                                -----------   ------------     -----------
                                                      100.0%         100.0%          100.0%
                                                ===========   ============     ===========

----------
Note: Percentages may not add up to 100% due to rounding.

     The following table sets forth certain items in the statements of operations and EBITDA expressed as a percentage of total operating revenues for the period indicated:

                                                            YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                       2000          2001           2002
                                                    ---------     ----------     ----------
               Operating costs                         81.7%          94.1%          106.6%
               Operating income                        18.3            5.9            (6.9)
               Interest expense, net                   13.7           16.3           (24.2)
               Other income (expenses), net           (13.9)         (15.9)          (23.5)
               Earnings (loss) before income
                taxes and minority interest             4.4          (10.0)          (30.0)
               Net earnings (loss)                     (3.2)          (9.5)          (29.7)
               EBITDA                                  39.1           33.7            30.2

2002 COMPARED TO 2001

     OPERATING REVENUES. Our total operating revenues increased 5.9% to $258.0 million during 2002 from $243.8 million in 2001. Excluding revenues from cable television services, which we acquired in October 26, 2001, our total revenues were $236.6 million in 2002, a decrease of $2.4 million from total revenues in 2001 (excluding cable revenues following the acquisition of our cable operation). Our total operating revenues increased notwithstanding a decline in the value of the Dominican peso compared to the U.S. dollar, which affects the translation into U.S. dollars of our revenues generated in Dominican pesos. The value of the Dominican peso compared to the U.S. dollar declined by approximately 26% in 2002 compared to approximately 2% in 2001. Cable television, data and Internet, local, and international long distance services were the primary contributors to overall revenue growth during 2002.

     The following is a discussion of our operating revenues for each of our five reportable segments: Wireline, Wireless, International, Cable and Others. The Other segment includes paging, Internet, data services, Dominican prepaid calling cards and customer contact services. See note 25 of notes to consolidated financial statements.

     WIRELINE. Wireline revenues decreased 12.9% to $85.9 million during 2002 from $98.6 million in 2001, primarily as a result of lower installation and activation revenues as well as lower revenues from outbound international long distance traffic.

     WIRELESS. Wireless revenues increased 1.4% to $44.7 million during 2002 from $44.0 million in 2001, primarily due to an increase in the number of our wireless subscribers.

     INTERNATIONAL. International revenues increased 7.1% to $87.8 million during 2002 from $82.0 million in 2001, primarily due to higher inbound traffic derived from our U.S.-based international long distance operations.

     CABLE. Cable revenues totaled $21.5 million in 2002 compared to $4.7 million in 2001. We acquired our cable subsidiary in October 2001 and, therefore, revenues for 2001 do not represent full year results.

     OTHER. Other revenues increased 26.7% to $18.1 million during 2002 from $14.3 million in 2001, primarily due to increased revenue from our data and Internet services offset by a decrease in revenues from sale of equipment and paging.

     The following is a discussion of our revenues for each of the revenue line items in our financial statements.

     TOLL. Toll revenues decreased 10.5% to $26.0 million during 2002 from $29.0 million in 2001. The decrease in toll revenues resulted from decreases in revenues derived from outbound international long distance minutes offset, in part, by increases in domestic long distance and interconnection charges revenues. The decline in the value of the Dominican peso compared to the U.S. dollar, which affected the translation of toll revenues generated in Dominican pesos contributed to the decrease in toll revenues.

     Revenues from outbound international calls decreased by 25.7% to $10.8 million during 2002 from $14.5 million during 2001, primarily as a result of a decrease in the price per minute for outbound international calls for residential and commercial customers and a decrease in outbound long distance traffic volume. The average price per minute for residential and commercial customers' outbound international calls declined to $0.36 during 2002 from $0.54 during 2001. Outbound international minutes remained stable at 33.2 million in 2002 from 33.1 million in 2001.

     Domestic long distance revenues decreased 1.0% to $5.3 million during 2002 from $5.4 million during 2001. Domestic long distance minutes increased by 9.4% to 55.6 million minutes during 2002 from 50.8 million minutes during 2001. The increase in domestic long distance minutes resulted from higher traffic volume from our retail call centers. Pending regulatory proposals that would divide the Dominican Republic into five zones and provide that intra-zone calls are local could have the effect of decreasing rates for some calls, if the regulations are adopted.

     Revenues from interconnection charges increased 12.1% to $9.1 million during 2002 from $8.1 million in 2001, reflecting a higher average local access subscriber base throughout the year and increased inbound international and domestic long distance traffic terminating in our network. During 2002 we disconnected a substantial number of lines in service, which could result in us receiving less revenues from interconnection charges in 2003.

     Indotel recently required that all carriers in the Dominican Republic enter into a form of interconnection agreement that it specified. Several carriers are resisting entering into the agreement. Among the effects of the new interconnection agreement and related regulations would be to allow for increased charges that we can charge to subscribers, in particular, wireless subscribers. The interconnection agreement would also increase access charges that we pay other carriers to terminate calls in their network. Since Codotel has a larger network than we, and more subscribers, this could have the effect of increasing our operating costs.

     INTERNATIONAL. Our international revenues increased 7.1% to $87.8 million during 2002 from $82.0 million in 2001. The increase resulted primarily from higher inbound traffic derived from our U.S.-based international long distance operations, offset in part by lower international long distance prepaid card traffic volume. The international revenue increase was achieved despite lower settlement rates for traffic between the United States and the Dominican Republic. Our average settlement rate was $.043 per minute during 2002 compared to $.053 per minute during 2001. Inbound minutes increased by 39.6% to 1,023 million minutes during 2002 from 732.7 million minutes in 2001.

     Total minutes from our U.S.-based international long distance prepaid cards decreased by 10.0% to 184.6 million minutes in 2002 from 205.2 million during 2001. Revenues from our U.S. based international long distance prepaid calling decreased by 18.4% to $25.8 million in 2002 from $31.6 million in 2001. Lower prepaid card sales primarily resulted from competitive pressures.

     LOCAL SERVICE. Local service revenues increased 3.7% to $65.7 million during 2002 from $63.4 million in 2001, primarily as the result of a higher average local access subscriber base throughout the year. Local service revenue growth during 2002 was curtailed by the decline in the value of the Dominican peso compared to the U.S. dollar, which affected the translation of local service revenues generated in Dominican pesos.

     Revenues from monthly fees decreased 3.5% to $38.9 million in 2002 from $40.3 million in 2001. Revenues derived from cellular calls under the calling-party-pays system increased by 24.5% to $8.1 million in 2002 from $6.5 million in 2001. Measured local service revenues increased by 3.0% to $13.6 million in 2002 from $13.2 million in 2001. Our average monthly churn rate for local service subscribers increased to 3.3% in 2002 compared to 1.9% in 2001. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

     During 2002, we disconnected many lower usage subscribers to improve the profile of our local service customer base, resulting in a reduction in the number of lines in service at December 31, 2002 from the number at December 31, 2001. At December 31, 2002, we had 150,456 lines in service compared to 177,352 lines in service at December 31, 2001, a 15.2% decrease.

     By disconnecting low usage customers, we believe we can better use our network to provide services to and concentrate our sales efforts on, higher usage residential and corporate customers. In addition to increasing the average revenue per user, we believe we can increase service offerings to higher usage customers and ultimately increase our revenues and profitability.

     CELLULAR AND PCS. Cellular and PCS revenues increased 1.0% to $37.1 million during 2002 from $37.3 million in 2001, primarily as the result of the decline in the value of the Dominican peso compared to the U.S. dollar, which affected the translation of cellular and PCS revenues generated in Dominican pesos.

     At December 31, 2002, we had 432,058 cellular and PCS subscribers compared to 364,059 at December 31, 2001. As a result of a higher average subscriber base, total minutes of usage increased 13.0% to 230.5 million minutes in 2002 from 204.0 million minutes in 2001.

     At December 31, 2002, approximately 5% of our subscriber base purchased cellular and PCS services pursuant to fixed-term contracts and 95% purchased their services in advance, primarily through prepaid calling cards. Prepaid customers include both those who can receive and make outgoing calls and those who are only able to receive incoming calls. We believe that our postpaid subscribers seek the convenience of uninterrupted mobile service and access to high quality customer service and are willing to pay monthly fees for additional value-added services. In contrast to postpaid subscribers, prepaid customers typically generate low levels of usage, access a limited number of value-added services, and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular and PCS services.

     We currently anticipate continuing our program of disconnecting a substantial number of our "incoming calls only" cellular and PCS subscribers, which could result in lower revenues during 2003. Our average monthly churn rate for cellular and PCS services decreased to 4.3% in 2002 from 4.5% in 2001. We anticipate that the cellular and PCS services churn rate to increase while we continue our policy of disconnecting lower usage "incoming calls only" prepaid subscribers.

     DATA AND INTERNET. Data and Internet service increased 32.7% to $11.0 million in 2002 from $8.3 million in 2001, primarily as the result of the continued growth in the number of data and Internet residential and corporate subscribers. The number of our data and Internet subscribers increased 24.2% to 10,825 at December 31, 2002 from 8,713 at December 31, 2001. Revenues from monthly fees increased by 24.8% to $8.3 million in 2002 from $6.7 million in 2001.

     PAGING. Paging revenues decreased 42.6% to approximately $603,000 in 2002 from $1.1 million in 2001. At December 31, 2002, we had 8,752 paging subscribers compared to 12,090 paging subscribers at December 31, 2001. Our average monthly churn rate for paging services decreased to 2.8% during 2002 compared to 4.8% during 2001. The number of our subscribers has decreased since our decision in 1999 to stop marketing paging services and declining paging revenues reflect the run-off of contracts existing at 1999.

     SALE OF EQUIPMENT. Revenues from the sale of equipment decreased 35.6% to $1.7 million in 2002 from $2.7 million in 2001, primarily as a result of lower sales of customer premise equipment and cellular and PCS handsets. We have entered into arrangements for the distribution of cellular and PCS services through major electronics retailers. These arrangements have decreased equipment sales revenues but we believe they have added subscribers and contributed to increased cellular and PCS service revenues.

     INSTALLATION AND ACTIVATION FEES. Installation and activation decreased 62.8% to $5.3 million in 2002 from $14.3 million in 2001. The decrease reflects lower installation fees charged for local access lines and mobile services. In addition, installation and activation revenues for the 2001 period include, fees deferred from previous periods in accordance with SEC Staff Accounting Bulletin
101. Most fees so deferred have been recognized before 2002 and such fees have decreased since 2001. See "Critical Accounting Policies".

     CABLE. In the fourth quarter of 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market, including the concession granted by the Dominican government to operate a cable system. Revenues from cable television services totaled $21.5 million in 2002, compared to $4.7 million in 2001.

     At December 31, 2002, we had 71,726 cable subscribers, including 62,543 basic and expanded basic programming subscribers, 7,715 commercial rooms, which include commercial establishments (for example, hotels) or multiple dwelling units (for example, any apartment building or hospital), for which we receive a bulk rate for basic cable service offered by us, and 1,468 subscribers for cable modem, digital audio programming and other services. Programming services revenues totaled $15.1 million in 2002. Advertising revenues totaled $5.8 million in 2002.

     OPERATING COSTS. Major components of operating costs are:

     - transport and access charges (formerly referred to as satellite connection and carrier costs), which include amounts paid to foreign carriers for our use of their networks for termination of outbound traffic and interconnection costs, which are access charges paid primarily to Codetel, and payments for international satellite circuit leases;

     - programming costs, which are amounts paid to programming providers for licenses to broadcast on our cable television network basic and premium programming and other content;

     - depreciation of network and non-network equipment and leased terminal equipment;

     -    expenses in lieu of income tax; and

     - selling, general and administrative expenses, which include salaries and other compensation to personnel, building occupancy and maintenance expenses, marketing expenses, commissions and other related costs.

     Our operating costs increased 13.7% to $260.8 million in 2002 from $229.3 million in 2001. These results reflect higher network and non-network depreciation expenses resulting from a higher depreciable capital base, non-cash asset impairment charges, as well as increased transport and access charges costs. The increase in operating costs and expenses is also attributed to higher selling, general and administrative expenses and programming costs reflecting the integration of our cable television operations and the launch of operations in Panama. As a percentage of revenues, operating costs increased to 101.2% in 2002 from 94.5% in 2001.

     TRANSPORT AND ACCESS CHARGES. Transport and access charges costs increased by 13.0% to $77.2 million in 2002 from $68.3 million in 2001, primarily as a result of increased interconnection costs and higher outbound carrier costs. Interconnection costs increased by 20.0% to $33.8 million during 2002 from $28.2 million during 2001, as the result of a higher volume of traffic terminating in other networks. Outbound carrier costs increased by 4.6% to $30.7 million in 2002 from $29.3 million in 2001, reflecting higher volume of outbound international calls terminating in non-U.S. destinations.

     PROGRAMMING COSTS. Programming costs totaled $6.7 million in 2002 compared to $1.2 million in 2001, primarily related to fees paid to providers for signals and programming content.

     IMPAIRMENT CHARGES ON LONG-LIVED ASSETS, GOODWILL AND OTHER INTANGIBLE ASSETS. During the 2002 fourth quarter, the Company performed its annual impairment review and recorded a $7.7 million non-cash impairment charge in relation to its analog wireless and paging networks in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The Company also recognized a $12.1 million non-cash impairment charge in relation to goodwill and other intangible assets in TCN Dominicana, the Company's cable television wholly-owned subsidiary. Under SFAS No. 144, we are required to reduce the carrying value of the assets to fair value and recognize assets impairment charges because the carrying value of the affected assets exceeded the projected future undiscounted cash flows.

     NETWORK DEPRECIATION AND NON-NETWORK DEPRECIATION EXPENSE. Network depreciation increased 19.6% to $53.2 million during 2002 from $44.5 million during 2001 as a result of a higher depreciable asset base due to the continued investments in our local and international networks, including telecommunications equipment and facilities. Non-network depreciation expense with respect to other fixed assets increased 30.6% to $13.0 million during 2002 from $9.9 million during 2001.

     EXPENSE IN LIEU OF INCOME TAXES. In the past, we made payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Since September 1, 2002, in accordance with Presidential decree No. 405-02, we no longer paid taxes in lieu of income tax but pay the tax imposed on all Dominican corporations, a tax equal to the greater of either 25% of net taxable income or 1.5% of gross revenues. Expense in lieu of income taxes during 2002 decreased by 53.4% to $5.9 million from $12.6 million in 2001.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses, excluding non-network depreciation expense increased 8.8% to $96.6 million during 2002 from $88.8 million during 2001. The amount of selling, general and administrative expenses reflects a higher provision for uncollectible accounts and increased marketing and advertising expenses, insurance expense, occupancy costs, and other related expenses. These increases were offset in part by lower salaries and other personnel compensation costs and lower commissions paid to wholesale distributors of prepaid cards.

     Expenses for the provision of uncollectible accounts increased to $8.2 million in 2002 from $4.8 million in 2001, primarily as a result of a higher number of contract local service, cellular and PCS and basic and expanded basic cable subscribers. Marketing expenses increased to $9.1 million during 2002 from $7.5 million during 2001. Insurance expense increased to $5.3 million during 2002 from $4.0 million in 2001. Occupancy costs increased to $8.1 million in 2002 from $7.1 million in 2001.

     Other expenses, which include, among others legal expenses, maintenance and repair of vehicles and equipment and other professional services, increased to $20.1 million in 2002 from $18.4 million in 2001. Salaries and other compensation to personnel decreased to $28.7 million in 2002 from $31.2 million in 2001. At December 31, 2002, we had 1,519 employees compared to 1,829 employees at December 31, 2001. Commissions decreased to $21.6 million in 2002 from $22.9 million in 2001.

     As a percentage of total operating revenues, selling, general and administrative expenses, excluding non-network depreciation expense increased to 37.4% during 2002 compared to 36.4% during 2001.

     COST OF EQUIPMENT AND OTHER COSTS. Cost of equipment sold, which consists of the cost of sale of customer premise equipment, including private branch exchanges and key telephone systems, as well as cellular and PCS handsets, decreased by 34.8% to $1.3 million during 2002 from $2.1 million during 2001. Other costs, which consist of the cost of sale of prepaid services decreased to $1.2 million during 2002 from $1.7 million during 2001.

     OPERATING INCOME (LOSS). Operating loss totaled $16.9 million in 2002 compared to operating income of $14.5 million in 2001.

     The following is a discussion of our operating income (loss) for each of our five reportable segments:

     WIRELINE. Wireline operating loss totaled $2.8 million during 2002 compared to operating income of $13.9 million in 2001.

     WIRELESS. Wireless operating loss totaled $13.3 million during 2002 compared to operating income of $4.1 million in 2001.

     INTERNATIONAL. International operating loss totaled $12.5 million during 2002 compared to $600,000 in 2001.

     CABLE. Cable operating loss totaled $5.8 million during 2002 compared to operating income of $1.0 million in 2001.

     OTHER. We incurred an operating loss of $7.5 million from Other services during 2002 compared to operating income of $5.1 million in 2001.

     OTHER INCOME (EXPENSES). Other expenses increased to $60.5 million in 2002 from $38.9 million in 2001, primarily as a result of increased interest expenses resulting from higher average aggregate amount of outstanding debt, incurred primarily to purchase network and telecommunications equipment. Interest expense increased to $64.3 million in 2002 from $42.1 million in 2001.

     NET EARNINGS (LOSS). Net loss totaled $76.6 million, or $1.76 per share, in 2002 compared to a net loss of $23.1 million, or $0.78 cents per share, in 2001.

     EBITDA AND CASH FLOWS. Earnings before interest and other income, taxes and depreciation and amortization decreased by 5.3% to $77.9 million in 2002 from $82.2 million in 2001. We calculate earnings before interest and other income and expenses, taxes, and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes and impairment charges. See footnote 7 to Selected Financial Data.

     Net cash provided by operating activities declined to $13.6 million in 2002 compared to $34.0 million in 2001, reflecting operating loss and a higher net loss. Net cash used in investing activities declined to $57.9 million in 2002 compared to $176.5 million in 2001, primarily as a result of a decrease in acquisition of property and equipment. Net cash provided by financing activities was $38.6 million in 2002 compared to $136.8 in 2001. Financing activities during 2002 primarily include the proceeds from the issuance of common stock, combined with lower borrowed funds.

2001 COMPARED TO 2000

     OPERATING REVENUES. Our total operating revenues increased 8.7% to $243.8 million in 2001 from $224.3 million in 2000. This growth stemmed primarily from increases in revenues from local service, data and Internet, cable television and wireless services, offset, in part, by decreased international revenues and decreased revenues from the sale and lease of equipment.

     The following is a discussion of our operating revenues for each of our five reportable segments: Wireless, Wireless, International, Cable and Others. Other includes paging, Internet, data services, local prepaid calling cards and customer contact services.

     WIRELINE. Wireline revenues increased 18.1% to $98.6 million during 2001 from $83.5 million in 2000, primarily as a result of higher interconnection charges and a higher volume of domestic long distance traffic and continued growth in the number of local lines in service.

     WIRELESS. Cellular revenues increased 3.5% to $44.0 million during 2001 from $42.5 million in 2000, primarily due to an increase in the number of our wireless subscribers.

     INTERNATIONAL. International revenues decreased 2.6% to $82.0 million during 2001 from $84.2 million in 2000, primarily due to continued pricing pressures for traffic between the United States and the Dominican Republic.

     CABLE. Cable revenues totaled $4.7 million during 2001. We acquired our cable subsidiary in October 2001 and, therefore, did not have any cable revenues during 2000.

     OTHER. Other revenues increased 0.7% to $14.3 million during 2001 from $14.2 million in 2000, primarily due to increased revenue from our data and Internet services offset by a decrease in revenues from sale of equipment and paging.

     The following is a discussion of our revenues for each of the revenue line items in our financial statements.

     TOLL. Toll revenues increased 1.2% to $29.0 million during 2001 from $28.7 million in 2000, primarily as a result of higher interconnection charges and a higher volume of domestic long distance traffic, offset, in part, by decreased revenues derived from outbound international traffic.

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

     We attribute the substantial growth of our subscriber base to the continued success of our prepaid cellular program. Prepaid cellular and PCS services generated approximately 70% of our total minutes of use and 71% of total cellular and PCS revenues in 2001. Prepaid revenues increased by 27.6% to $26.7 million in 2001 from $20.9 million in 2000. Revenues from post paid subscribers declined by 16.8% in 2001 from 2000, reflecting a decline in the number of post paid subscribers. We initiated programs in 2002, which have resulted in increasing our postpaid subscriber base. Our average monthly churn rate for cellular and PCS services increased to 4.6% in the 2001 from 3.3% in 2000 reflecting primarily our decision to disconnect lower usage prepaid subscribers during 2001.

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

     PAGING. Paging revenues decreased 38.3% to $1.1 million in 2001 from $1.7 million in 2000, primarily as a result of our decision to focus on having new customers move away from paging services and into prepaid cellular services. At December 31, 2001, we had 12,090 paging subscribers compared to 21,622 paging subscribers at December 31, 2000. Our average monthly churn rate for paging services increased to 4.3% in 2001 from 3.3% in 2000.

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

     CABLE. In the fourth quarter of 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market including the concession granted by the Dominican government to operate a cable system. Revenues from cable television services totaled $4.7 million in 2001, primarily from basic and expanded basic programming services and advertising sales. At December 31, 2001, we had 64,466 cable subscribers, including 56,896 basic subscribers, and 7,570 commercial rooms. Programming services revenues totaled $3.9 million and advertising revenues totaled $768,000 in 2001.

     OPERATING COSTS. Our operating costs increased to $229.3 million in 2001 from $183.3 million in 2000. These results reflect higher network and non-network depreciation expenses resulting from a higher depreciable capital base as a result of our capital investment and domestic and international network expansion programs. It also reflects higher selling, general and administrative expense primarily from increased commissions due to the growth of our retail prepaid card operations in the United States. As a percentage of revenues, operating costs increased to 94.1% in 2001 from 81.7% in 2000.

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

     PROGRAMMING COSTS. Programming costs totaled $1.2 million in 2001.

     NETWORK DEPRECIATION AND NON-NETWORK DEPRECIATION EXPENSE. Network depreciation increased 51.7% to $44.5 million in 2001 from $29.3 million in 2000, as a result of a higher depreciable asset base due to the continued investments in our local and international networks, including telecommunications equipment and facilities. Non-network depreciation expense with respect to other fixed assets grew 45.4% to $9.9 million in 2001 from $6.8 million in 2000.

     EXPENSE IN LIEU OF INCOME TAXES. In 2000 and 2001 we made payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also included a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes during 2001 increased by 24.3% to $12.6 million from $10.2 million in 2000.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, General and administrative expenses, excluding non-network depreciation expense, increased 39.1% to $88.8 million in 2001 from $63.9 million in 2000. The increase in the amount of selling, general and administrative expenses reflected the greater amount of commissions paid to wholesale distributors of prepaid cards, as a result of a higher number of prepaid cards sold in the United States and the expansion of our prepaid cellular subscriber base in the Dominican Republic, and other expenses, including legal, maintenance and repair of equipment. Commissions paid to wholesale distributors of prepaid cards grew 40.4% to $16.3 million in 2001 from $11.6 million in 2000. Other expenses increased 29.5% to $18.3 million in 2001 from $14.1 million in 2000. At December 31, 2001, we had 1,829 employees compared to 1,740 employees at December 31, 2000. Salaries and other compensation to personnel increased by 6.6% to $29.0 million in 2001 from $27.2 million in 2000. Marketing expenses increased by 4.1% to $4.5 million in 2001 from $4.3 million in 2000.

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

     The following is a discussion of our operating income (loss) for each of our five reportable segments:

     WIRELINE. Wireline operating income decreased 30.2% to $13.9 million during 2001 from $19.9 million in 2000.

     CELLULAR. Cellular operating income decreased 72.7% to $4.1 million during 2001 from $15.0 million in 2000.

     INTERNATIONAL. International operating income decreased 79.3% to $0.6 million during 2001 from $2.9 million in 2000.

     CABLE. Cable operating income was $1.0 million in 2001. We acquired our cable subsidiary in October 2001 and, therefore, did not have any cable operating income during 2000.

     OTHER. We incurred an operating loss of $5.1 million from Other services during 2001 compared to operating income of $3.3 million in 2000.

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

     EBITDA AND CASH FLOWS. Earnings before interest and other income, taxes and depreciation and amortization decreased by 6.3% to $82.2 million in 2001 from $87.7 million in 2000. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes. See footnote 7 to Selected Financial Data.

     Net cash provided by operating activities was $34.0 million in 2001 compared to $42.3 million in 2000, reflecting lower operating income resulting from a higher cost structure and increased net loss. Net cash used in investing activities was $176.4 million in 2001 compared to $149.4 million in 2000. Cash used in investing activities was primarily utilized for acquisition of property and equipment as well as business acquisitions. Net cash provided by financing activities was $136.8 million in 2001 compared to $111.8 in 2000. Financing activities during 2001 primarily include the proceeds from the issuance of common stock, combined with the issuance of long-term debt and commercial paper.

     ACQUISITIONS

     In April, 2001, we purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., now TRICOM Panama, S.A., for approximately $8.1 million. TRICOM Panama had approximately 888 analog wireless users at December 31, 2002 and owns the frequency rights for 107 channels of 25 MHz each. These frequencies will give us access to nationwide coverage, covering a population of approximately 2.8 million people. We have constructed an iDEN(R) network, at a cost as of December 31, 2002 of approximately $47.9 million, in Panama City and Colon, the two largest cities in Panama, and in important transportation corridors in other parts of the country. We offer digital wireless integrated services, including two-way radio, paging and interconnect services. At December 31, 2002, we had invested approximately $47.9 million in our Panama operations.

     On October 26, 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market including the concession granted by the Dominican government to operate a cable system. The transaction was valued at approximately $1,130 per subscriber equivalent or approximately $64.0 million, payable $41.8 million in cash and with 3,375,000 shares of our Class A common stock. TCN Dominicana is the leader of the Dominican cable television market with a 43 % market share, serving 71,726 cable subscribers and close to 170,000 homes passed as of December 31, 2002. We intend to expand our subscriber base by increasing our penetration rate over existing homes passed and by expanding the reach of our existing cable network, as well as by marketing our various Internet access services and introducing new multimedia products and services.

     CRITICAL ACCOUNTING POLICIES

     REVENUE RECOGNITION

     During the year ended December 31, 2000, we adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101 concerning the recognition of revenue. This pronouncement provides that we recognize net revenues from installations and activations over the period in which we retain our clients. At the time we adopted SAB 101, we charged activation and installation fees to subscribers for cellular and PCS services and for local access lines. In preparing our financial statements for the year ended December 31, 2000, we estimated that the average service life for our customers that we charged activation and installation fees was 35 months. We based our estimate of average service life on our experience during the preceding five years, which included periods in which we were initiating and developing these service offerings. We recognized revenue associated with the accounting change from the adoption of SAB 101 of $8.9 million in 2000 and $7.5 million in 2001.

     Effective October 1, 2001, we updated our estimate of the average service life for our customers from 35 to 24 months. We based our revision on our experience during the preceding three years, which we regarded as more representative of current market conditions. The number of wireless subscribers and subscribers for local access lines increased substantially during that period. We also face increased competition, particularly in the wireless markets in which there have been new market entrants since 2000, which have captured significant market share. As a result of these and other factors, our average monthly disconnection or churn rate increased during 2001. We expect these factors to continue to affect our ability to retain customers.

     Based upon recent market trends to reduce activation fees for wireless and local service, we anticipate that our activation fees and deferred revenue may decrease in the future. In addition, in October 2001, we acquired TCN

Dominicana, the largest operator of cable television systems in the Dominican Republic, which we operate under the name Telecable. Telecable did not consistently charge fees for the installation and activation of cable service before we acquired it. We currently charge a deposit for our analog and digital set-top boxes, though we do not charge an installation fee. Based on our experience with Telecable during 2002, we estimate the average service life for our cable customers to be 24 months. We recognized revenues from cable activation fees for 2002 in the aggregate of approximately $314,000.

        LONG-LIVED ASSETS

     The Company's long-lived assets include property and equipment, in service, under construction or development and held for disposal, as well as goodwill and identifiable intangible assets to be held and used.

        Property and equipment in service is stated at historical costs. Costs associated directly with network construction, service installations and development of business support systems and interest expense incurred during the construction period are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of assets. The estimated useful life of telecommunications networks is 15 years and 3 to 10 years for furniture fixtures, equipment and other. These useful lives are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Assets held for disposal or sale is stated at the estimated proceeds from the sale, less costs to sell.

        The Company provides for the impairment of long-lived assets, including goodwill, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangible assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an assets may not be recoverable. Such events include, but are not limited to, a significant decrease in market value of an asset, a significant adverse change in the business climate that could affect the value of an asset or a current period operating or cash flow loss combined with a history of operating or cash flow losses. An impairment loss is recognized when estimated undiscounted future cash flows, before interest, expected to be generated by the assets are less than its carrying value.

        During the fourth quarter of 2002, we recognized a $5.9 million asset-impairment charge associated with our analog wireless and paging networks in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Under SAFS No. 144, we were required to reduce the carrying value of these assets to fair value and recognize asset impairment charges because the carrying value of the affected assets exceeded the projected future undiscounted cash flows of these assets. We recognized asset impairment charges of $4.6 million associated with our analog wireless network and $1.3 million related to our paging network.

        We adopted the provisions of SFAS No. 142 on January 1, 2002.
SFAS No. 142 no longer requires the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. In accordance with the new rules, starting January 1, 2002, we are no longer amortizing goodwill, acquired intangible assets, which we determined, have an indefinite life. Our amortization of goodwill for the year ended December 31, 2001 totaled approximately $47,000. Currently, we do not believe that the provisions of SFAS 142 will have a significant effect on our results of operations and financial position.

        ACCOUNTING PRONOUNCEMENTS

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires all business combinations initiated after September 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after September 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS 142 effective January 1, 2002. Upon the adoption of SFAS 142, there was no impairment of goodwill. As of December 31, 2001 and December 31, 2002, the composition of goodwill and intangible assets totaled $36.5 million, primarily related to the acquisitions of TCN Dominicana, S.A. and of Cellular Communications of Panama, S.A. (subsequently renamed TRICOM Panama, S.A.) during 2001.

        EFFECTS OF INFLATION AND CURRENCY DEVALUATION

        The annual inflation rate in the Dominican Republic was 9.0% for 2000, 4.4% for 2001 and 10.5% for 2002. The effects of inflation on our operations have not been significant.

        Devaluation of the Dominican peso against the U.S. dollar was approximately 4%, 2% and 26% for the years ended December 31, 2000, 2001 and 2002, respectively.

        CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

        Through December 31, 1996, we used the Dominican peso as our functional and reporting currency. While a significant portion of our revenues, assets and liabilities historically were denominated in U.S. dollars, a clear determination of the functional currency was difficult, and we used the Dominican peso as our functional currency. However, in our opinion, with the issuance of our 11 3/8% senior notes due 2004, in August 1997, our cash flows and financial results of operations are more appropriately presented in the U.S. dollar as the functional currency. Effective January 1, 1997, we changed our functional currency from the Dominican peso to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

        Substantial capital is required to operate and expand our telecommunications networks. For 2002, we made capital expenditures of $65.8 million for the installation of additional local access lines, enhancement of our cellular and PCS network, expansion of international facilities and other network improvements, primarily in the Dominican Republic. The amount expended represents a significant reduction from expenditures in prior years, including $116.6 million in 2001. This reflects our previously announced program to reduce capital expenditures by optimizing the use of our existing network, while minimizing new capital needs and conserving cash. Our capital expenditures in 2002 were funded by internally generated cash flow, short-term borrowings, capital leases and trade and vendor financing. We currently estimate that our 2003 capital expenditures will aggregate approximately $25 million. Capital expenditures in 2003 will be used to expand the capacity of our local service and wireless networks, upgrade our cable networks and general network maintenance.

        We have satisfied our working capital requirements and funded capital expenditures from cash provided by operations, short and long-term borrowings, trade finance, capital leases, vendor financing and equity and debt issuances. In December 2002, we received approximately $70 million from the sale of Class A common stock in a private placement. All of the proceeds of the private placement were used to repay short-term debt. In 2003, our objective is to finance capital expenditures from cash provided by operations. In order to achieve this objective, we have significantly reduced planned capital expenditures to $25 million. If, however, cash provided by operations is not sufficient to entirely fund capital expenditures, we believe that current cash and borrowings available to us will be sufficient to fund the balance. At December 31, 2002, we had approximately $22 million in cash and investments. At that date, we also had credit facilities which, in the aggregate, permit us to borrow $268.6 million, of which approximately $53.3 million remained available to be borrowed. In addition, our planned capital expenditures are discretionary and can be postponed or cancelled, if we determine that funds are not available to us. We frequently evaluate potential acquisitions and joint venture investments, although we do not currently contemplate any acquisitions and the indenture governing our notes limit the amount that we can invest in joint ventures. Acquisitions, investments or potential debt repayments may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms, which we find acceptable, or at all.

        Net cash provided by operating activities was $34.0 million for 2001 and $13.6 million for 2002. We had net accounts receivable of $34.5 million at December 31, 2001 and $25.1 million at December 31, 2002, respectively. Our allowance for doubtful accounts increased to $7.8 million at December 31, 2002 from $4.1 million at December 31, 2001, primarily as a result of higher number of contract local service, cellular and PCS, and basic and expanded basic cable subscribers.

        Our indebtedness was approximately $467.6 million at December 31, 2002, compared to $498.2 million at December 31, 2001. Our indebtedness at December 31, 2002 consisted of $200.0 million of our 11 3/8% senior notes due 2004, $185.6 million of long-term borrowings and capital leases, with maturities of up to five years, and

$82.0 million of short-term bank loans, commercial paper, short-term telecommunications equipment trade financings and current portion of capital leases and of long-term debt. At December 31, 2002, our U.S. dollar borrowings and commercial paper, other than the 11 3/8% senior notes due 2004, had interest rates ranging from 4.50% per annum to 14.93% per annum, and our Dominican peso borrowings and commercial paper had interest rates ranging from 18% per annum to 32% per annum. At December 31, 2002, our U.S. dollar borrowings, other than the 11 3/8% senior notes, totaled $246.9 million and our peso borrowings totaled $20.7 million.

        Our 11 3/8% senior notes in the aggregate principal amount of $200 million will mature in September 2004. We have filed a registration statement with the Securities and Exchange Commission for a proposed offer to exchange our existing 11 3/8% senior notes for new senior notes in the same aggregate principal amount that would mature at a later date. If we are successful in our proposed exchange offer and consent solicitation, our liquidity and capital resources will not be materially affected during 2003 other than by the costs and expenses of the proposed exchange offer and consent solicitation, which we currently estimate will be between $8 million and $10 million. The successful completion of the proposed exchange offer and consent solicitation also would eliminate our requirement to repay the exchanged portion of the $200 million principal amount of the notes in September 2004. If we are unsuccessful in the proposed exchange offer and consent solicitation or if we otherwise cannot extend the maturity of the notes, our cash flow from operations will not be sufficient to repay the notes and we may not be able to obtain financing from other sources.

     At December 31, 2002, we had approximately $22.0 million in cash and investments. In addition, we had credit facilities, which, in the aggregate, permit us to borrow up to $268.6 million. At December 31, 2002, there was $215.4 million outstanding under these facilities. We had approximately $53.3 million available for borrowing under these facilities with maturities of less than one year.

     At December 31, 2002, we had $67.9 million of short-term and long-term approved credit facilities with Dominican banks and institutions and $200.8 million of U.S. dollar-denominated approved credit facilities with international banks and financial institutions as compared to $93.5 million and $246.7 million, respectively, at December 31, 2001. In addition, at December 31, 2002, the Company had in place a $71.6 million dollar-denominated and peso-denominated commercial paper program in the Dominican Republic. At December 31, 2002, we had outstanding $51.6 million under such program. The proceeds from the issuance of commercial paper have been used to finance the purchase of telecommunications related assets.

     At December 31, 2002, our current liabilities exceeded our current assets by $88.6 million compared to $175.6 million at December 31, 2001. The decrease in negative working capital is due to the repayment of $70 million in short-term debt with the net proceeds of our issuance of Class A common stock in December 2002 and the refinancing of approximately $118 million of our short-term debt into long-term debt. The negative working capital reflects our short-term borrowings in the Dominican Republic with related companies, local and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business. We will seek additional credit facilities with international banks to refinance our short-term credit facilities.

     Our credit facilities in the Dominican Republic do not contain financial covenants. One loan with General Electric Capital Corporation of Puerto Rico, which had an outstanding principal amount of $5.6 million at December 31, 2001, and $2.9 million at December 31, 2002, contained two financial covenants that required us to maintain a minimum cash flow coverage ratio (defined as net income plus depreciation minus preferred dividends divided by current maturity of long term debt) and EBITDA coverage ratio (defined as earnings before interest, taxes, depreciation and amortization divided by current maturity of long term debt plus interest expense). GE Capital has waived our non-compliance at September 30, 2002 and agreed to eliminate any financial covenants.

     The following table contains certain information concerning the Company's material contractual obligations at December 31, 2002 (in millions of dollars).

                                           PAYMENTS DUE BY PERIOD
---------------------------------------  -------------------------------------------------------
                                                         LESS THAN 1
     CONTRACTUAL CASH OBLIGATIONS           TOTAL        YEAR          1 - 3 YEARS   4 - 5 YEARS
---------------------------------------  --------------  -----------   -----------   -----------
     Short-term debt                     $         48.5        48.5            -            -
     Long-term debt                               404.6        30.8        335.2         38.6
     Capital lease obligations                     14.5         2.7         10.3          1.5
     Operating leases                              24.7         2.9          9.9         11.9
                                         --------------   ---------   ----------     -----------
     TOTAL CONTRACTUAL CASH OBLIGATIONS  $        492.3        84.9        355.4         52.0
                                         ==============   =========   ==========     ===========

        We borrow from a bank, Bancredito, that is controlled by GFN, one of our principal shareholders. The terms on which we borrow from Bancredito are similar to terms available to us from other banks in the Dominican Republic. If loans from Bancredito were not available to us, we could not be certain that we could obtain financing from other sources. An affiliate of Bancredito also has acted as agent for the placement of short-term debt in the commercial paper markets in the Dominican republic. See "Directors, Senior Management and Employees" and
Note 6 of notes to our consolidated financial statements for discussions of these transactions.

        At December 31, 2001, our 11 3/8% notes due 2004 were rated B1 (with a stable outlook) by Moody's Investors Service ("Moody's") and B+ (with a positive outlook) by Standard & Poor's ("S&P"). On March 26, 2002, S&P reaffirmed its B+ rating of our 11 3/8% senior notes due 2004 and lowered its outlook from positive to stable. On April 30, 2002, Moody's lowered the rating of our 11 3/8% notes due 2004 to B3 and lowered its outlook from stable to negative. On May 31, 2002, S&P lowered the rating of our 11 3/8% notes due 2004 to B and lowered its outlook from stable to negative. On December 2, 2002, Moody's lowered the rating of our 11 3/8% senior notes due 2004 to Caa2. Our rating also has been placed on review for possible further downgrade. Our domestic commercial paper program is not rated by either Moody's or S&P. The ratings of our notes by Moody's and S&P is not a recommendation to buy, sell or hold the notes; these ratings may be subject to revision or withdrawal at any time by the assigning rating organization; and each of these rating should be evaluated independently of any other rating.

        The following table describes certain information regarding the ratings by S&P and Moody's of the notes:

S&P                 DESCRIPTION                               MOODY'S   DESCRIPTION
-----------------   ---------------------------------------   -------   ------------------------------------------------------------
 RATING B           The obligor currently has the capacity    RATING    Bonds which are rated Caa are of poor standing.
                    to meet its financial commitment on the   CAA2      Such issues may be in default or there may be
                    obligation. Adverse business,                       present elements of danger with respect to
                    financial, or economic conditions will              principal or interest.  The modifier 2 indicates
                    likely impair the obligor's capacity or             that the obligation ranks in the mid-range of
                    willingness to meet its financial                   its generic rating category.
                    commitment on the obligation.

 NUMBER OF          22                                                  21
 RATING
 CATEGORIES

 RANK               15th  (8th lowest)                                  18th  (4th lowest)

 AUDIENCE           Lenders, investors and other interested             Lenders, investors and other interested parties
                    parties

                    Business risk                                       Franchise                                 value
 CHARACTERISTICS        Industry characteristics                        Leverage
 BEING RATED            Competitive position                            Coverage
                        Management                                      Liquidity
                                                                        Profitability
                    Financial risk                                      Management quality
                        Financial characteristics
                        Financial policy
                        Profitability
                        Capital structure
                        Cash flow protection
                        Financial flexibility
 -----------------------------------------------------------------------------------------------------------------------------------

        In connection with the offering of our 11 3/8% senior notes due 2004, our principal shareholders, a subsidiary of GFN Corporation, Ltd., and Motorola, Inc., entered into voting arrangements with the trustee under the indenture governing the notes. The agreements provided for the grant to the trustee of proxies giving it the right to vote all shares of common stock upon the occurrence of specified events of default. GFN and Motorola had the right to terminate the voting agreements, in certain events, including the Dominican Republic becoming bound by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards, which occurred during 2002. GFN and Motorola exercised their rights to terminate the voting agreements.

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

        The names of our executive officers and directors are set forth below together with their ages at December 31, 2002 and current positions.

NAME                                  AGE     POSITION
--------------------------------     ----     ---------------------------------------------------------------------
BOARD OF DIRECTORS

NAMED BY GFN CORPORATION, LTD.:
Manuel Arturo Pellerano Pena          48      Chairman of the Board
Hector Castro Noboa                   61      Vice President of the Board
Marcos J. Troncoso                    55      Secretary
Carl H. Carlson                       44      Treasurer
Juan Felipe Mendoza                   49      Director
Anibal De Castro                      53      Director

NAMED BY MOTOROLA, INC.:
Kevin J. Wiley                        43      Director
Ralph Smith                           47      Director
Richard Hanning                       51      Director
Theodore W. Schaffner                 56      Director

INDEPENDENT DIRECTORS:
Marino Ginebra                        56      Director
Edwin Corrie                          74      Director

EXECUTIVE OFFICERS

Manuel Arturo Pellerano Pena          48      President, Chief Executive Officer and Chairman of the Board of
                                              Directors
Marcos J. Troncoso                    55      Executive  Vice President of International Business Development,
                                              Member of the Office of the President and Secretary
Carl H. Carlson                       44      Executive Vice  President, Chief Operating Officer, Member of the
                                              Office of the President and Treasurer
Ramon Tarrago                         39      Chief Financial Officer and Vice President of International Division
Carlos Ramon Romero                   50      Vice President, Business Segment Division
Ryan Larrauri                         30      Vice President, Consumer Segment Division
Valeriano Valerio                     43      First Vice President, Network Planning and Operations

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

        RAMON TARRAGO, has served as our Chief Financial Officer and Vice President of International Division since July 2002. Mr. Tarrago has directed the International Division since its organization as a separate business unit in July 1996 as First Vice President. He was a Second Vice President of the Corporate Center from August 1995 until July 1996. He was a Second Vice President of the International Division from August 1995 until July 1996. He was Director of International Relations from November 1993 until August 1995. From February 1992 until November 1993, he was our Director of Finance. Between May 1991 and February 1992, he was a management associate in the Corporate Banking Unit at the Santo Domingo branch of Citibank. Mr. Tarrago worked for the World Bank's International Finance Corporation in Washington, D.C. from May 1990 to September 1990 and for Bancredito between October 1986 and March 1988. He is the former dean of the MBA program at the Pontificia Universidad Catolica
Madre y Maestra and has held an academic post at the Instituto Tecnologico de Santo Domingo. Mr. Tarrago holds both a BA in economics from Universidad Nacional Pedro Henriquez Urena and an MBA with a finance concentration from the Virginia Polytechnic Institute and State University.

        CARLOS RAMON ROMERO has served as Vice President of our Business Segment Division since January 2002. He was Vice President Customer Relationship Management Division from July 2000 to blank and First Vice President of the Residential and Business Division from July 1996 until July 2000. Immediately prior to his arrival, Mr. Romero served as chief executive of a brokerage company which he started in February 1994. Mr. Romero served as Vice President of the Technical Area of Compania Nacional de Seguros, a subsidiary of GFN, from 1980 until February 1994. Mr. Romero earned a BA in International Services from the Universidad Nacional Pedro Henriquez Urena, where he has since held various academic posts.

        RYAN LARRAURI has served as Vice President of our Consumer Segment Division since June 2001. Before joining TRICOM, he was Vice President of Marketing for GFN's Bancredito and Compania Nacional de Seguros since 1999. He has held numerous directive and executive positions in the textile, consumer goods and financial sectors. Mr. Larrauri is the published author of MARKETING IN THE DOMINICAN REPUBLIC, GENESIS AND EVOLUTION as well as several other specialized articles in the field. Mr. Larrauri has a B.S. in Marketing from the Univesidad Iberomaricana, as well as Post-Graduate degrees in Brand Management, International Business, Bank Management and Strategic planning.

        VALERIANO VALERIO has served as our First Vice President of Network Planning and Operations since June 2000 and as Second Vice President of Institutional Relationships between June 1995 and June 2000. Mr. Valerio graduated with a degree in Electrical Engineering from the Universidad Pedro Henriquez Urena and studied at the Nippon Telegraph and Telephone Public Corporation of Tokyo, Japan.

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

        JUAN FELIPE MENDOZA has been a member of our Board of Directors since June 1997. Mr. Mendoza currently serves as Chief Executive Officer of Bancredito and President of Compania Nacional de Seguros. He is Vice President of FIDES (Inter-American Federation of Insurance Companies) and its regional commission for Central America and the Caribbean. Mr. Mendoza is a director of Reaseguradora Nuevomundo, Caribbean Hotel Association Insurance Company, Bancredito and GFN Corporation. Mr. Mendoza joined GFN in 1977. Prior to joining GFN, Mr. Mendoza was employed in the Internal Audit Department for the Caribbean of the Royal Bank of Canada. Mr. Mendoza graduated from Universidad Nacional Pedro Henriquez Urena and also attended Specialized Insurance Training Programs at Royal Global Insurance of New York and Swiss Insurance Formation Center, Swiss Re, Switzerland. Mr. Mendoza is a certified public accountant.

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

        RALPH SMITH has been a member of our Board of Directors since April 2001. Mr. Smith began working for Motorola in 1985 in its Automotive Electronics Business. He worked there in a variety of sales, project management, strategy and marketing roles. He joined the Corporate Business Development group of Motorola in 1991 and became an elected officer of Motorola in 2000. Mr. Smith began his career with a variety of financial and commercial research positions working for United States Steel Supply Division until he left to join Motorola. He has a B.S. degree in Management from Purdue University and a M.B.A. from Indiana University.

        RICHARD HANING has been a member of our Board of Directors since April 2001. Mr. Haning was a Senior Vice President of Motorola and Director of Finance for Motorola's Network Management Group until August 2002. Mr. Haning has been a Corporate Vice President with Motorola since 1990. Since joining Motorola in 1977, Mr. Haning has held numerous other financial positions within Motorola's cellular networks and subscribers businesses. Mr. Haning is a Director of Telular Corporation, a participant in the fixed wireless telecommunications market. He is also a Director of Omnitel, a Lithuanian cellular operator. He has a B.A. and M.B.A. from the University of Illinois.

        THEODORE W. SCHAFFNER has been a member of our Board of Directors since October 2001. Mr. Schaffner has been Senior Vice President and Director of Corporate Development at Motorola since 1999. He joined Motorola in 1987 and became the Director of Corporate Business Development in 1989. In 1991, he became Vice President of Corporate Business Development. He received his Bachelors of Arts at The Ohio State University and his Juris Doctor degree from Harvard University School of Law.

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

EXECUTIVE COMPENSATION

        The aggregate amount of compensation we paid during the fiscal year ended December 31, 2002 to our directors and executive officers, as a group (17 persons), was $1.7 million.

EMPLOYEES

        At December 31, 2002, we had 1,519 employees. Of this number, 195 were executives, directors and managers, and the remaining 1,324 were technicians, salesmen, service and staff employees. We believe that this number may increase over the next several years as we expand our network and customer base. None of our employees belong to labor unions. We believe that we have good relations with our employees.

SHARE OWNERSHIP

        We refer to Item 7 for information with respect to Manuel Arturo Pellerano Pena, who, to our knowledge, is the only director with 1% or greater percentage of ownership in Tricom.

        In connection with our initial public offering, our Board of Directors adopted, and GFN and Motorola approved, our 1998 Long-Term Incentive Plan pursuant to which 750,000 shares of Class A common stock were reserved for issuance. At December 31, 2002, there were outstanding options to purchase 483,947 shares of Class A common stock that had been granted to directors, officers and employees at exercise prices ranging from $3.65 per share to $16.00 per share. The options granted expire on the tenth anniversary of the date of grant. At December 31, 2002, there were 266,053 shares available for grant under the plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        The following table sets forth certain information known to us with respect to beneficial ownership of our Class A common stock at April 30, 2003 (unless otherwise indicated) by each person, to our knowledge, who beneficially owns 5% or more of the Class A common stock and all officers and directors as a group. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them.

        Each share of Class B stock is freely convertible at any time into one share of Class A common stock, subject to adjustment, and may not be transferred except to GFN, Motorola or their permitted transferees, as defined. Each share of Class B stock has ten votes and of Class A common stock has one vote. GFN and Motorola own 100% of the outstanding shares of Class B stock. Currently, GFN and its affiliates have approximately 55.5% of the voting power (including shares of Class A common stock owned by it and its affiliates) and Motorola approximately 32.5%.

                                                                                                           PERCENTAGE OF
                                                                                                           VOTING POWER
                                                                          PERCENTAGE  OF                   (ASSUMING THAT ALL
                                                         CLASS A          CLASS A COMMON                   OF THE CLASS B
                                                         COMMON           STOCK            PERCENTAGE OF   STOCK IS
                                                         STOCK            SHARES           CLASS B STOCK   CONVERTED INTO
                                                         BENEFICIALLY     BENEFICIALLY     BENEFICIALLY    CLASS A COMMON
SHAREHOLDER                                              OWNED(1)         OWNED(1)         OWNED           STOCK)(1)
----------------------------------------------------     --------------   --------------   -------------   ------------------
GFN Corporation Ltd(2)...............................        25,396,193         44.6                60.0           39.3
Oleander Holdings, Inc.(2)...........................        12,161,750         21.4                60.0           18.8

Manuel Arturo Pellerano Pena(2)......................        27,426,374         48.2                60.0           42.5
Motorola, Inc........................................         7,657,818         14.4                40.0           11.9
Orient Star Holdings LLC(3)..........................         2,835,700          6.2                  --            4.4
Directors and executive officers as a group
 (17 persons)(4).....................................        27,700,058         48.6                60.0           42.9

----------
(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. Information relating to the percentage beneficially owned is calculated in accordance with SEC rule 13d-3 and includes for each of GFN Corporation Ltd., Manuel Arturo Pellerano Pena, Oleander Holdings Inc. and Motorola the shares of Class A common stock issuable upon conversion of the Class B stock beneficially owned by it only. For purposes of calculating the percentage of Class A common stock beneficially owned by GFN Corporation Ltd, for example, in accordance with SEC rule 13d-3, the number of outstanding shares of Class A common stock does not include shares that would be issuable upon conversion of Class B stock owned by Motorola. As a result, the percentage of Class A common stock beneficially owned by any holder of Class B stock is greater than the percentage of Class A common stock owned by that holder, assuming conversion of all Class B stock, shown in the column, "Percentage of Voting Power."

(2) GFN Corporation Ltd. is controlled by Manuel Arturo Pellerano Pena, our Chairman of the Board of Directors and President, and members of his family. Oleander Holdings, Inc., a Panamanian corporation, is a wholly owned subsidiary of GFN.

(3) Inmobiliaria Carso, S.A. de C.V., as the sole member of Orient Star Holdings LLC, is deemed to beneficially own indirectly the ADSs owned directly by Orient Star Holdings LLC. Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim and Johanna Monique Slim Domit own all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V., and are deemed to beneficially own indirectly the ADSs deemed beneficially owned by Inmobiliaria Carso, S.A. de C.V. and directly owned by Orient Star Holdings LLC. This information is based on a Schedule 13-G dated December 31, 2002 and filed with the Securities and Exchange Commission.

(4) Includes 11,486,726 shares of Class B stock and 15,939,648 shares of Class A common stock that may be deemed to be beneficially owned by Mr. Pellerano, our Chairman of the Board of Directors and President, in his capacity as a controlling person of GFN. Also includes 47,544 shares of Class A common stock that are issuable upon exercise of currently exercisable options beneficially owned by officers.

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

        CERTAIN TRANSACTIONS WITH PRINCIPAL SHAREHOLDERS

GFN

        GFN is one of the Dominican Republic's largest privately held companies, with interests in insurance, finance and publishing. GFN provides a number of managerial services to its affiliated companies, including TRICOM, for which the affiliated companies are billed based upon the number of hours that a particular GFN employee spends on providing such services and other factors. GFN employees have provided to us internal auditing, public relations, management information services, legal and personnel management services. For 2000, 2001 and 2002, we paid to GFN $234,000, $129,000 and $78,000, respectively, for such services. GFN also provides us with security services for which we paid $227,000, $268,000 and $228,000 in 2000, 2001 and the 2002, respectively. In addition, GFN provides us with advertising services for which we paid $250,000, $1.0 million and $695,000 in 2000, 2001 and 2002, respectively. We anticipate that we will continue to receive such services from GFN.

        We lease premises and equipment from GFN and its affiliates. During 2000, 2001 and 2002, we paid to GFN and its affiliates $158,000, $123,000 and $204,000, respectively, for the use of premises and equipment.

        We also entered into various capital leases with an affiliate of GFN for $20.8 million during 2000 and $17.9 million during 2001. We did not enter into any capital lease agreements during 2002. In 2000, we sold our Internet portal to a GFN affiliate for approximately $2.3 million.

        We provide life insurance to our employees and have obtained other insurance through Segna, formerly Compania Nacional de Seguros, a GFN affiliated insurance company. We paid insurance premiums to affiliates of GFN totaling $4.1 million, $4.4 million and $5.8 million in 2000, 2001 and 2002, respectively.

        We provide telecommunications services to GFN and its affiliated companies. GFN and its affiliated companies paid us $1.9 million, $3.7 million and $4.2 million for such services in 2000, 2001 and 2002, respectively.

        GFN affiliated banks have loaned us funds. We had borrowings from GFN affiliated banks, including financing of letters of credit and open accounts, in the aggregate principal amounts of $31.4 million at December 31, 2000, $27.1 million at December 31, 2001 and $34.5 million at December 31, 2002.

MOTOROLA

        We have purchased telecommunications equipment from Motorola, particularly for the development of our wireless cellular system and our wireless local loop in the Dominican Republic for aggregate consideration of approximately $20.3 million, $20.2 million and $2.1 million during 2000, 2001 and 2002, respectively. During 2001, we purchased from Motorola an iDEN(R) system for Panama, for $20 million.

OTHER TRANSACTIONS

        We have purchased mortgage participation contracts from savings and loan associations in the Dominican Republic that are maintained as compensating balances for mortgage loans made by these associations to several of our officers. At December 31, 2000, 2001 and December 31, 2002, these mortgage participation contracts totaled $3.3 million, $4.0 million and $552,000, respectively.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See "Item 18.  Financial Statements"


OTHER FINANCIAL INFORMATION

        LEGAL PROCEEDINGS

BELLSOUTH LITIGATION

        On May 8, 2001, BSC of Panama, S.A., a subsidiary of BellSouth, which owns one of the two cellular telecommunications concessions granted by the Panamanian government, requested that the Panamanian ENTE REGULADOR DE LOS SERVICIOS PUBLICOS, or ENTE, investigate TRICOM Panama, S.A. for violations of the Telecommunications Act and the ENTE's regulations. BellSouth claimed that TRICOM Panama:

        - will use its iDEN(R) based trunking services to provide cellular telecommunications services, in violation of its license; and

        - although we proved that our iDEN(R) system has been modified to disable "hand off" capabilities, thE fact that the equipment has these capabilities represents a breach of regulations and our license.

        The ENTE has not issued any ruling on BellSouth's request, but has stated publicly that Panamanian regulations do not limit the provision of wireless services to a particular technology.

        On August 24, 2001, BellSouth requested that the ENTE initiate a legal review before the Third Chamber of the Panamanian Supreme Court of Justice, of the interpretation given by the ENTE to the definition of "Conventional Trunking System Services." BellSouth alleges that the interpretation given by the ENTE to the definition of "Conventional Trunking System Services," found in Resolution No. JD-025 of December 12, 1996 violates several articles of the Telecommunications Act, including that the ENTE's interpretation allows a trunking service provider to use any wireless system, including any type of cellular systems, as long as the "Hand-Off" capabilities are disabled. BellSouth claims that this violates the Telecommunications Act, which states that cellular services are a Type A Service that can only be provided by BellSouth and the other holder of a Type A License, Cable & Wireless.

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

        TRICOM Panama also submitted a motion to the Seventh Civil Court to dismiss BellSouth's tort claim and to invalidate the precautionary order, due to the court's lack of jurisdiction over a matter that should be decided by the ENTE. On September 28, 2001, TRICOM Panama filed a US$1,000,000 damages counterclaim against BellSouth for the public campaign set against TRICOM Panama by BellSouth and for the unfounded investigation requested before the ENTE.

        We believe, based on the advice of our Panamanian legal counsel, that BellSouth should not succeed in its claims because:

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

        On August 5, 2002, the judge in the Seventh Civil Court transferred the case to the Eleventh Civil Court of the First Judicial Circuit, which will continue the proceedings.

        On November 5, 2001, TRICOM Panama requested that the ENTE investigate BellSouth for violations of the Telecommunications Act and its concession agreement on account of the failure of BellSouth to (1) recognize the jurisdiction of the ENTE, (2) follow proper procedure in connection with the precautionary measure it obtained and (3) provide interconnection. This case is pending the Ente's decision on whether or not to press charges against BellSouth.

        On November 13, 2001, upon the request of BellSouth, the Seventh Civil Court issued an order giving notice to Cable & Wireless of the precautionary order issued against TRICOM Panama in late August. TRICOM Panama and Cable & Wireless had negotiated the terms of an interconnection agreement with the intervention of the Ente. Upon judicial notice of the precautionary order against TRICOM Panama, Cable & Wireless refused to sign the interconnection agreement. The Ente imposed on Cable & Wireless sanctions of $5,000 per day until it signs the interconnection agreement with TRICOM Panama. On December 14, 2001, Cable & Wireless challenged the Ente's sanctions order on constitutional grounds before the Supreme Court. On June 19, 2002, the Supreme Court revoked Ente's resolution that imposed a daily fine of $5,000 per day on Cable & Wireless until it signs the interconnection agreement.

        On November 16, 2001, TRICOM Panama sought protection from the First Superior Tribunal of Justice on account of the August 2001 precautionary order which violated its constitutional right to due process and trial before a body of competent jurisdiction. On December 7, 2001, the court declared the case inadmissible on procedural grounds, and on December 10, 2001, TRICOM Panama filed an appeal and motion for reconsideration.

        On December 20, 2001, the Superior Tribunal decided the appeal of the precautionary order in favor of TRICOM Panama on the merits of the claims, thus, lifting the precautionary order. On February 27, 2002, BellSouth challenged this decision in the Supreme Court. On July 8, 2002, the Supreme Court confirmed the decision of the Superior Tribunal of the Supreme Court that rejected defenses to the August 21 precautionary order based upon procedural grounds. The Supreme Court's decision did not affect the decision on the merits of the Superior Tribunal.

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

        On September 17, 2002, the Ente granted TRICOM Panama the license to offer international long distance communications services.

        On October 24, 2002, the Ente granted TRICOM Panama the license to offer basic telecommunications services.

        On April 4, 2003, the Supreme Court reinstated a precautionary order, originally issued on August 28, 2001, requiring TRICOM Panama to cease all activity directly or indirectly related to the installation and supply of telecommunications services using Motorola's iDEN(R) system. Notwithstanding the reinstatement of the order, we continue to use the iDEN(R) system to provide services. Our Panamanian legal counsel has advised us that the reinstatement of the precautionary order is not necessarily indicative of the final decision on BSC's pending claims.

        On January 16, 2003, a trial started on BSC's actions to require that TRICOM Panama cease all activity directly or indirectly related to the installation and supply of telecommunication services using Motorola's iDEN(R) system and to recover damages. The 11th Civil Court of the First Judicial Circuit considered evidence and testimony presented by experts appointed by TRICOM Panama, BSC and by the court until March 19, 2003. TRICOM Panama has filed motions that challenge the authority of the 11th Civil Court of the First Judicial Circuit to decide the case, arguing that only the ENTE may consider the issues raised by BSC. On May 20, 2003, the Superior Tribunal denied this motion. Decision on the trial is pending. We understand that, anticipating a final judgment in its favor in the trial, BSC is preparing a criminal complaint against TRICOM Panama with respect to its failure to comply with the precautionary order, reinstated by the Supreme Court, requiring that TRICOM Panama cease all activity directly or indirectly related to the installation and supply of telecommunications services.

        In February 2003, the ENTE ruled that voice and text mail services do not violate the terms of the concession granted to TRICOM Panama, thus allowing TRICOM Panama to legally provide those services under its trunking license.

DOMINICAN TAX ASSESSMENT

        In June 2002, we received notice from the Dominican Tax Service claiming that we owed additional amounts in respect of taxes in lieu of income taxes for the period from January 1, 1999 through June 30, 2001 (the last day through which Dominican tax authorities have audited our tax payments) and for withholding tax on our investment in our wholly-owned subsidiary, TRICOM Latinoamerica and on certain other payments.

        The Service claims that we miscalculated the tax in lieu of income tax payable under our concession agreement. Pursuant to the concession agreement, we had the obligation to pay, within the first ten days of each month (1) 10% of gross domestic revenues collected by us during the preceding month for telephone services, telegraph services, paging services, cellular services, local, national and international call services, as well as for any data transmission or broadcast services and other related telecommunications services minus access charges paid to other carriers for interconnection and (2) 10% of net settlement revenues collected from foreign correspondent carriers for the use of our network for termination of international long distance calls. The service claims that this tax was required to be calculated based upon accrued revenues not collections and seeks RD$98.8 million ($5.3 million), plus penalties and interest. Beginning September 1, 2002, in accordance with Presidential Decree No. 405-02, we no longer pay taxes in lieu of income tax but will pay the tax imposed on all Dominican corporations.

        The Service also claims that we were required to withhold and pay to the tax service 25% of the amount of our investment in TRICOM Latinoamerica, approximately $35 million. The 25% withholding tax generally applies to payments from Dominican source income for services to non-Dominican vendors and to certain dividends. The Service seeks RD$168.1 million ($9.0 million), plus penalties and interest, with respect to this claim.

        We contested the notice with the Service, answering that we fully complied with our concession agreement in calculating the tax based on collections rather than accrued revenues and that there is no required withholding tax on investments in a wholly owned subsidiary. On August 27, 2002, the Service rejected substantially all of our response and calculated our aggregate liability on the two claims, including penalties and interest, as RD$668.3 million ($35.5 million). However, the Service agreed to drop claims for withholding tax on other payments to non Dominican service providers. Through December 2000, Dominican tax law imposed penalties for delinquent tax payments equal to 25% of such delinquent payments for the first month and 5% of the payments for each additional month in which payment is not made. In January 2001, the penalties were reduced to 10% for the first month and 4% for each additional month. Interest on delinquent payments accrues at the rate of 2.58% per month. Penalties cease to accrue on the date of notice from the Service. Interest continues to accrue until the delinquent tax is paid or the claim is resolved.

        We appealed the Tax Service determination to the Ministry of Finance and both we and the Tax Service have the right to appeal any determination by the Ministry of Finance to the tax courts. We believe that we have complied with our tax obligations and do not believe that we will be required to pay a substantial amount in assessments, penalties and interest.

OTHER

        There are no other legal proceedings to which we are a party, other than routine litigation incidental to our business which is not otherwise material to our business or financial condition.

ITEM 9.  THE OFFER AND LISTING

AMERICAN DEPOSITARY SHARES

        Our ADSs are traded on the New York Stock Exchange under the symbol "TDR". Shares of Class A common stock are not traded on any other exchange or automated quotation system. At December 31, 2002, there were 28 record holders in the United States of the ADSs.

        The following table provides the high and low prices and average daily trading volume for the ADSs on the New York Stock Exchange for (1) 1998, the year in which we completed our initial public offering, 1999 and 2000 (2) each quarter of 2001 and 2002, our two most recent full fiscal years, and the first quarter and second quarter of 2003 to date and (3) each of the most recent six months.

                                                                   NEW YORK STOCK EXCHANGE
                                                          -----------------------------------------------------------
                                                                                                        AVERAGE DAILY
                                                                    HIGH                 LOW            TRADING VOLUME
                                                          -----------------------   -----------------   -------------
YEAR ENDED DECEMBER 31, 1998..............................                12 9/16              3 7/16         104,496

YEAR ENDED DECEMBER 31, 1999..............................                22 5/8               6               35,240

YEAR ENDED DECEMBER 31, 2000..............................                28 1/2               6 11/20         71,856

YEAR ENDED DECEMBER 31, 2001
First Quarter.............................................             12.46                7.00               13,746
Second Quarter............................................              7.80                6.00               22,989
Third Quarter.............................................              6.70                5.30               14,836
Fourth Quarter ...........................................              5.75                3.15               45,943

YEAR ENDED DECEMBER 31, 2002
First Quarter.............................................              4.00                3.30                9,288
Second Quarter............................................              3.90                3.00               13,196
Third Quarter.............................................              3.63                3.09               11,078
Fourth Quarter............................................              3.20                3.05               33,785

MONTHLY/PERIOD
First Quarter 2003........................................              3.05                2.76                4,169
Second Quarter (through May 14, 2003).....................              2.72                2.55                6,660

November 2002.............................................              3.29                2.91               60,242
December 2002.............................................              3.09                2.93               34,529
January 2003..............................................              2.99                2.94                5,200
February 2003.............................................              2.96                2.87                3,559
March 2003................................................              3.05                2.76                4,257
April 2003................................................              2.98                2.73                3,376

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

        At December 31, 2002 and the date hereof, we had 55,000,000 shares of our Class A common stock, par value RD$10 per share, authorized. As of December 31, 2002, 45,458,041 shares of Class A common stock were issued and outstanding. As of December 31, 2003, 45,458.041 shares of Class A common stock were issued and outstanding. As of December 31, 2002 and the date hereof, we also had 25,000,000 shares of our Class B stock, par value RD$10 per share, authorized, 19,144,544 shares of which were issued and outstanding. We have issued 21,212,121 shares of our Class A common stock since December 31, 2001 and we have not issued any shares of our Class B stock since May 1998. We have issued 14,545,920 shares of our Class A common stock since December 31, 2000.

        On December 31, 2002, we issued 21,212,121 shares of Class A common stock to a group of investors for an aggregate purchase price of $70,000,000 in a private placement.

        On December 28, 2001, we issued 1,170,920 shares of our Class A common stock in the form of ADSs for an aggregate purchase price of $4,683,680 in a rights offering.

        On December 28, 2001, we issued 10,000,000 shares of our Class A common stock to GFN Corporation Ltd., our principal shareholder, for an aggregate purchase price of $40,000,000.

        On October 26, 2001, we issued 3,375,000 shares of our Class A common stock as partial consideration for our acquisition of the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owned and operated the largest multi-channel system in the Dominican Republic's pay-TV market, including the concession granted by the Dominican government to operate a cable system.

        On April 12, 2000, we issued 4,000,000 shares of our Class A common stock in the form of ADSs for an aggregate purchase price of $74 million in connection with a follow-on public offering.

        At December 31, 2002, neither we nor any of our subsidiaries owned any shares of our Class A common stock or Class B stock.

        At December 31, 2002, there were outstanding options to purchase 433,050 shares of our Class A common stock for an average exercise price of $7.12 per share. These options are held by certain of our officers and employees. At December 31, 2002, there were outstanding warrants to purchase an aggregate of 300,000 shares of our Class A common stock for an average exercise price of $8.88 per share. These warrants are held by a former consultant to us on investor relations maters.

MEMORANDUM AND ARTICLES OF ASSOCIATION

BOARD OF DIRECTORS

        Our business and affairs are managed by the board of directors, which consists of not more than fifteen or less than eight persons. Our directors are elected annually at the annual general meeting of shareholders. Each director (whenever elected) holds office until the next annual general meeting of shareholders following his or her election and until his successor is elected and qualified or until his or her earlier resignation or removal.

        Any director may resign at any time upon written notice to the board of directors, to the Chairman of the Board or to the President. Any director may be removed with or without cause at any time by an affirmative vote of a majority of the shareholders entitled to vote. If any vacancies occur in the board of directors, of if the authorized number of directors is increased, the directors then in office may continue to act, and such vacancies may be filled by a majority of the directors then in office. Any vacancies or newly created directorships also may be filled by an affirmative vote of a majority of the shareholders entitled to vote at a general meeting of shareholders called for such purpose.

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

PURPOSE

        Article 2 of our by-laws states that our purpose is:

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

REGISTRATION AND TRANSFER

        All shares are evidenced by share certificates in registered form. Dominican law requires that all shares be represented by a certificate, although a single certificate may represent multiple shares of stock. Certificates may be issued in the name of the registered holder, bearer or to-order form. All of our share certificates are issued in the name of the registered holder. Dominican law also requires that all transfers, encumbrances and liens on nominative shares must be recorded in the share registry and only are enforceable against us and third parties after such registration occurs. The Bank of New York is the registrar and transfer agent for the Class A common stock, except during shareholders meetings when we maintain the share registry for the Class A common stock.

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

        - any trust existing solely for the benefit of family members and any person who would be a permitted transferee of any such family member under clause (4) and any trustee of such trust

        - upon the death of any such member or any person who would be a permitted transferee of any member, such holder's estate or any executor, administrator or other legal representative of such holder, and

        - any corporation, partnership or other entity all of the outstanding equity interests of which are owned, or all of the outstanding voting power of which is controlled, directly or indirectly by, or any trust or similar entity the sole beneficiaries of which are, such members and their permitted transferees.

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

REORGANIZATION, CONSOLIDATION, SHARE EXCHANGE OR MERGER

        In the event of a reorganization, consolidation, share exchange or merger of TRICOM, each holder of outstanding shares of our stock shall be entitled to receive for each of his shares the same kind and amount of consideration (whether consisting of cash, property or securities) to be received by each other holder of the same class of stock, if any for each of his or her shares.

EXCHANGE CONTROLS

FOREIGN EXCHANGE CONTROLS

        The foreign exchange system of the Dominican Republic is administered by the Central Bank. In January 1991, the Monetary Board of the Central Bank instituted the current foreign exchange system which permits the purchase of foreign currency from commercial banks located in the Dominican Republic. Prior to January 1991, persons were required to purchase foreign currency directly from the Central Bank. The resolution adopted by the Monetary Board in 1991 retained the Central Bank's administrative authority over the foreign exchange system by requiring registration with and approval by the Central Bank in order to repatriate foreign currency abroad. The Monetary Board further liberalized the foreign exchange system in September 1994, but it retained the requirement that the payment of debt obligations abroad be registered with the Central Bank. Accordingly, U.S. dollar-denominated instruments, including the notes, must be registered as foreign debt obligations. This registration generally has been regarded as ministerial in nature, except that short-term advances for exports of goods and services still require prior approval of the Central Bank. We cannot assure you that Dominican authorities will not change the Dominican Republic's monetary policies to restrict the exchange of Dominican pesos for U.S. dollars.

        On August 20, 2002, the Monetary Board issued its first resolution, which eliminates the 4.75% commission that was required to be paid on the amounts of Dominican pesos exchanged for foreign currency to meet payment obligations abroad.

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

OFFICIAL RATE

        The official buying rate is the rate at which companies in certain strategic industries are required to surrender revenues received in foreign currency to the Central Bank for Dominican Pesos. The strategic industries subject to this requirement include the telecommunications industry, and, as a result, we are subject to this requirement. Accordingly, every U.S. dollar we receive as revenue must be surrendered to the Central Bank at the official rate, unless otherwise authorized by the Central Bank.

        However, pursuant to the second resolution issued March 13, 2002, the Monetary Board modified the resolution which created the mechanism to fix the exchange rate of the Central Bank for selling and purchasing foreign currency. Currently, the official rate will be a weighted average of the private market rates quoted by the commercial banks and the exchange agents for the immediately preceding day.

PRIVATE MARKET RATE

        The private market rate is the rate at which we purchase the foreign currency we need to pay foreign suppliers or otherwise to meet our obligations abroad. According to current regulations, all purchases of foreign currency from private commercial banks must be reported daily to the Central Bank. This requirement permits the Central Bank to collect and maintain statistics on the private market rate but does not give the Central Bank direct control over the private market rate. The Central Bank publishes a weighted average private market rate on a weekly basis.

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

        Under the principles of territoriality underlying the Dominican constitution, gain from the sale or exchange of ADRs evidencing the ADSs by a foreign holder outside of the Dominican Republic would not he subject to taxation by the Dominican tax authority.

        The Dominican government requires payment of capital gains tax on gain recognized on the sale or exchange in the Dominican Republic of shares of Class A common stock (as distinguished from sales or exchanges of ADSs). The capital gains tax was instituted in the Dominican Republic in 1992 and was later modified by regulations in 1998 as part of major tax reform legislation. Under present law, the capital gains tax rate is identical to the regular income tax rate of the person or entity that earned such gain; there is no preferential rate. Thus, a corporation selling shares of Class A common stock in the Dominican Republic would be required to pay the corporate income tax of 25% on any gain from a sale or exchange of such shares. An individual, also would have to pay income tax at the applicable individual rate, as set forth below, on gain from the sale of shares of Class A common stock in the Dominican Republic. The individual income tax rates applicable, in the Dominican Republic since January 1, 2002 are as follows:

         If Taxable Income is:                            The Tax is:
         ---------------------                            -----------
         Not over RD$125,256.00                           0

         Over RD$125,256.01 but not over RD$208,760.00    15% of taxable income over RD$125,526.01

         Over RD$208,760.01 but not over RD$313,140.01    RD$12, 526.00 plus 20% of the excess over
                                                          RD$208,760.01

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

INTEREST RATE RISKS

        Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At December 31, 2002, we had outstanding $200 million aggregate principal amount of notes. The notes bear interest at fixed rate of 11 (3)/8% per annum and mature in the year 2004. The fair value of the notes was approximately $110 million at December 31, 2002. The notes are U.S. dollar denominated.

        Our primary exposure to market risk for changes in interest rates relates to our borrowings from Dominican banks. Primary exposure is based on the potential of interest rate variation, not on exposure to changes in fair market value of our long-term debt. At December 31, 2002, we had $267.6 million outstanding of short-term and long-term borrowings, other than our notes but including trade finance, of which $246.9 million was U.S. dollar denominated, and the remaining $20.7 million was Dominican peso denominated. Of the $246.9 million of U.S. dollar dominated debt, $40.0 million was borrowed from Dominican banks, $47.5 million was commercial paper outstanding issued in Dominican markets, while the remaining $159.4 million was borrowed from international banks, including branches in the Dominican Republic. Of the total $467.6 million outstanding, $446.7 million had fixed interest rates, while the remaining $20.9 million had variable interest rates. At December 31, 2002, our short-term and long-term U.S. dollar denominated borrowings and commercial paper bore interest at rates ranging from 4.50% per annum to 14.93% per annum. At December 31, 2002, our short-term and long-term Dominican peso denominated borrowings and commercial paper bore interest at rates ranging from 18% per annum to 32% per annum. A 10% increase in the average rate for our variable rate debt would have increased our loss for the year ended December 31, 2002 by approximately $365,000.

FOREIGN EXCHANGE RISKS

        We are subject to currency exchange risks. In 2002, we generated revenues of $87.8 million in U.S. dollars and $170.2 million in Dominican pesos. In addition, at December 31, 2002, we had $246.9 million of U.S.
dollar-denominated debt outstanding, excluding the $200.0 million principal amount of the notes.

        The impact of changes in foreign exchange rates is determined by measuring the effect of percentage changes in the range of rates during the year for our Dominican peso denominated assets and liabilities. The model reflects the weighted average change in exchange rates as resulting in the same percentage change in foreign exchange gains or losses.

        Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although regulations now provide that the official exchange rate fluctuates and will be tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During 2002, the average official exchange buying rate was RD$17.45 per $1.00 while the average private market rate was RD$18.60 per $1.00. For most of 2002, the Central Bank maintained the average official exchange buying rate at RD$17.56 per $1.00.

        Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. In 2002, we recognized an approximate $2.9 million foreign exchange gain. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in the year ended December 31, 2002, then we would have realized an additional foreign exchange gain of approximately $29,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        Within the 90-day period prior to the filing of this report, we carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer an evaluation of the effectiveness of our disclosure controls and procedures and concluded that those controls and procedures were effective.

        There has been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date the controls were evaluated.

ITEM 16. [RESERVED]

PART III.

ITEM 17. FINANCIAL STATEMENTS

        Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

        The following consolidated financial statements are filed as part of this Annual Report on Form 20-F

        1.       Independent Auditors' Report.

        2.       Consolidated Balance Sheets as of December 31, 2001 and 2002.

        3. Consolidated Statements of Operations for the Years Ended December 31, 2000, 2001 and 2002.

        4. Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2000, 2001 and 2002.

        5. Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002.

        6.       Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

  Exhibit Number
-----------------
1.1            Amended and Restated By-laws of TRICOM, S.A. with English
               translation thereof (incorporated by reference to Exhibit 3 to our Amendment No. 1 of the Registration Statement on Form F-1,
               filed on May 1, 1998 (file no. 333-08574)).

2.1 Indenture, dated August 21, 1997, between The Bank of New York, as trustee, and TRICOM, S.A. (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-4, filed on
               December 29, 1997 (file no. 08150)).

2.2 Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Amendment No. 1 to Registration
               Statement on Form F-1, filed on May 1, 1998 (file no.
               333-08574)).

2.3            Form of American Depositary Receipt (included as part of Exhibit
               2.4) (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1, filed on April 2, 1998
               (file no. 333-08574)).

2.4            Form of Deposit Agreement between The Bank of New York, TRICOM,
               S.A. and owners and holders of American Depositary Receipts
               (incorporated by reference to Exhibit 4.3 to our Registration
               Statement on Form F-1, filed on April 2, 1998 (file no. 333-08574)).

4.1 IDEN(R) Infrastructure Supply Agreement, dated July 31, 2000, between Motorola, Inc. and Tricom Latinoamerica, S.A.
               (incorporated by reference to Exhibit 4.1 to our Annual report on Form 20-F/A, filed on November 21, 2001 (file no. 14816)).

4.2            Concession Agreement, dated February 20, 1996, between the
               Dominican State and TRICOM, S.A. (incorporated by reference to
               Exhibit 10.1 to our Registration Statement on Form F-4, filed on
               December 29, 1997 (file no. 333-08150)).

4.3            Concession Agreement, dated April 30, 1990, between the Dominican
               State and TRICOM, S.A. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-4, filed on December 29,
               1997 (file no. 333-08150)).

4.4            Interconnection Agreement, dated May 17, 1994, between Compania
               Dominicana de Telefonos, C. por A. (Codetel) and TRICOM, S.A.
               (incorporated by reference to Exhibit 10.3 to our Registration
               Statement on Form F-4, filed on December 29, 1997 (file no.
               333-08150)).

4.5 Addendum to Interconnection Agreement, dated January 2, 1998, between Codetel and TRICOM, S.A. (incorporated by reference to Exhibit 10.4 to our Amendment No. 1 to Registration Statement on
               Form F-1, filed on May 1, 1998 (file no. 333-08574)).

4.6            Amended and Restated Shareholders Agreement among TRICOM, S.A.,
               Motorola, Inc. and Oleander Holding, Inc. (incorporated by reference to Exhibit 10.7 to our Amendment No. 1 to Registration
               Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574)).

4.7            1998 Long-Term Incentive Plan (incorporated by reference to
               Exhibit 10.11 to our Amendment No. 1 to Registration Statement on
               Form F-1, filed on May 1, 1998 (file no. 333-08574)).

4.8 The Guaranty, dated August 21, 1997, issued by each of TRICOM's subsidiaries in favor of the holders of 11 3/8% notes due 2004 under the Indenture, dated August 21, 1997 (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form
               F-4, filed on December 29, 1997 (file no. 333-08150)).

4.9            Dealer Manager Agreement, dated December 18, 2002, among TRICOM,
               S.A., the guarantors named therein and Bear, Stearns & Co. Inc.
               (incorporated by reference to Exhibit 1.1 to our Amendment No. 1 to Registration Statement on Form F-4, filed on March 20, 2003
               (file no. 333-101922)).

8.1            List of Subsidiaries.

10.1           Certification of Chief Executive Officer pursuant to 18 U..S.C.
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2           Certification of Chief Financial Officer pursuant to 18 U..S.C.
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.3           Consent of KPMG.

                          TRICOM, S.A. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                          PAGE
Independent Auditors' Report..............................................................................F-2

Consolidated Balance Sheets at December 31, 2001 and 2002.................................................F-3

Consolidated Statements of Operations for the Years Ended December 31, 2000,
2001 and 2002.............................................................................................F-5

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2000,
2001 and 2002.............................................................................................F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2000,
2001 and 2002.............................................................................................F-7

Notes to Consolidated Financial Statements................................................................F-9

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of TRICOM, S.A.:

        We have audited the accompanying consolidated balance sheets of TRICOM,
S. A. and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three year-period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRICOM, S.
A. and subsidiaries as of December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the years in the three year-period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. As discussed in notes 3 and 20 to the financial statements, the Company has suffered recurring losses from operations and is involved in pending legal actions with telecommunication companies in Panama that have delayed its penetration in that market. These situations raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in note 3. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As explained in notes 3 and 20 to the consolidated financial statements, the Company's operations in Panama are pending the final authorization from the regulators for the interconnection of its digital trunking system to the Panamanian main network. Such authorization has been challenged by the competition and, as of the date of this report, is pending final resolution by the Panamanian Courts. The feasibility if the Company's operations in Panama are dependent on the favorable resolution of these issues by the Supreme Court of Panama.

        As discussed in note 26 to the consolidated financial statements, effective July 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

        As described in note 6 to the accompanying consolidated financial statements, the Company maintains balances and makes significant transactions with related parties.


Santo Domingo, Dominican Republic                          KPMG
                                              ---------------------------------
April 25, 2003                                Member Firm of KPMG International

                          TRICOM, S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                       AT DECEMBER 31,
                          ASSETS                                  2001               2002
                                                             ----------------   ---------------
Current assets:
  Cash on hand and in banks (note 6)                         $     12,576,050   $      6,080,303

  Accounts receivable (notes 5, 6 and 21):
    Customers                                                      27,537,952         26,253,107
    Carriers                                                        4,168,187          3,806,849
    Related parties                                                 5,191,359            843,190
    Officers and employees                                            687,355            811,122
    Other                                                           1,010,801          1,193,975
                                                             ----------------   ----------------
                                                                   38,595,654         32,908,243
    Allowance for doubtful accounts                                (4,097,001)        (7,763,109)
                                                             ----------------   ----------------
      Accounts receivable, net                                     34,498,653         25,145,134

  Inventories, net of allowance of $286,162 in 2001
    and $706,304 in 2002                                            7,054,100          3,937,678

  Certificates of deposit (notes 6, 7 and 11)                      15,200,000         15,900,710

  Prepaid expenses (note 6)                                         5,850,267          7,099,415

  Deferred income taxes (note 18)                                   1,624,637          1,307,870
                                                             ----------------   ----------------
      Total current assets                                         76,803,707         59,471,110
                                                             ----------------   ----------------

Mortgage participation contracts (note 8)                           3,968,711            463,542

Property and equipment, net (notes 4, 6, 9, 13, 15 and 29)        685,916,632        668,120,192

Intangible assets (note 9)                                         12,135,877          6,946,978

Goodwill, net of amortization (note 9)                             24,375,646         21,914,327

Other assets at cost, net of amortization (notes 6 and 10)         26,214,053         25,312,934
                                                             ----------------   ----------------

                                                             $    829,414,626   $    782,229,083
                                                             ================   ================

           See accompanying notes to consolidated financial statements

                          TRICOM, S.A. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                                                                   AT DECEMBER 31,
               LIABILITIES AND STOCKHOLDERS' EQUITY                       2001                    2002
                                                                     ---------------         ---------------
Current liabilities:
  Notes payable (notes 6, 11, 12 and 15):
    Borrowed funds - banks                                           $    86,872,001         $    32,774,334
    Borrowed funds - related parties                                      27,076,366               5,835,592
    Commercial paper                                                      29,242,556               9,907,583
    Current portion of long-term debt                                     30,493,532              30,724,888
                                                                     ---------------         ---------------
                                                                         173,684,455              79,242,397
                                                                     ---------------         ---------------

  Current portion of capital leases - related party (notes 6 and 13)       6,643,766               2,738,413

  Accounts payable (note 6):
    Carriers                                                               8,831,981              11,032,780
    Related parties                                                        6,868,834               5,939,222
    Suppliers                                                             17,543,401              15,746,551
    Other                                                                  3,881,848               1,445,558
                                                                     ---------------         ---------------
                                                                          37,126,064              34,164,111

  Interest payable (note 6)                                               11,331,294              11,595,595

  Other liabilities (note 14)                                             14,644,012              14,910,246
  Accrued expenses                                                         8,941,506               6,241,795
                                                                     ---------------         ---------------
    Total current liabilities                                            252,371,097             148,892,557
                                                                     ---------------         ---------------

Reserve for severance indemnities (note 9)                                 1,639,718                 675,742
Deferred income taxes (note 18)                                            2,172,814               1,691,779
Commercial paper (note 12)                                                 1,153,759              41,708,647
Capital leases, excluding current portion - related party (notes
    6 and 13)                                                             11,213,000              11,792,908

Long-term debt, excluding current portion (notes 6 and 15)               305,459,748             332,082,076
                                                                     ---------------         ---------------
    Total liabilities                                                    574,010,136             536,843,709
                                                                     ---------------         ---------------

Minority interest                                                          1,870,833                       -

Shareholders' equity (notes 16, 22 and 23):
  Class A common stock, par value RD$10: Authorized 55,000,000 shares; issued 24,245,920 shares at December 31, 2001 and
       45,458,131 at December 31, 2002                                    14,753,134              24,951,269
  Class B stock, par value RD$10: Authorized 25,000,000 shares;
       issued 19,144,544 shares                                           12,595,095              12,595,095
  Additional paid-in-capital                                             217,290,020             275,496,964
  Retained earnings (loss)                                                10,919,165             (65,634,197)
  Other comprehensive income-foreign currency translation
       (note 2.3)                                                         (2,023,757)             (2,023,757)
                                                                     ---------------         ---------------
      Shareholders' equity, net                                          253,533,657             245,385,374

  Commitments and contingencies (notes 3, 6, 13, 15, 18, 19, 20, 21 and 23)
                                                                     ---------------         ---------------
                                                                     $   829,414,626         $   782,229,083
                                                                     ===============         ===============

          See accompanying notes to consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  Year Ended December 31,
                                                      --------------------------------------------
                                                           2000           2001             2002
                                                      ------------   -------------   -------------
Operating revenues (note 6):
  Toll revenues                                       $ 28,666,107   $  29,017,817   $  25,983,658
  International revenues                                84,187,050      82,024,320      87,849,481
  Local service                                         51,309,514      63,419,066      65,738,617
  Cellular and PCS                                      35,796,234      37,302,337      37,663,872
  Data and Internet                                      3,461,192       8,268,003      10,968,511
  Paging                                                 1,703,963       1,051,368         603,107
  Sale of equipment                                      5,263,137       2,686,304       1,730,070
  Installation and activation fees                      13,748,906      14,347,671       5,343,997
  Cable                                                          -       4,735,872      21,487,466
  Other                                                    161,552         919,427         670,806
                                                      ------------   -------------   -------------
    TOTAL OPERATING REVENUES                           224,297,655     243,772,185     258,039,585
                                                      ------------   -------------   -------------

Operating costs:
  Transport and access charges (depreciation not
    included) (note 20)                                 68,607,640      68,336,474      77,225,633
  Programming costs (depreciation not included)
    (note 20)                                                    -       1,225,397       6,711,789
  Impairment charge on long-lived assets (note 29)               -               -      12,084,483
  Impairment of goodwill and other intangible
    assets (note 9)                                              -               -       7,650,218
  Network depreciation                                  29,341,705      44,510,197      53,235,204
  Expense in lieu of income taxes (note 17)             10,173,983      12,646,103       5,896,644
  Selling, general and administrative expenses,
    including depreciation charges of
    $6,823,574, $9,922,008 and $12,959,297 in
    2000, 2001 and 2002, respectively (notes
    6, 10, 19, 20 and 23)                               70,690,895      98,754,972     109,582,586
  Cost of equipment sold                                 2,911,386       2,069,561       1,348,525
  Other                                                  1,550,161       1,745,902       1,232,752
                                                      ------------   -------------   -------------
    TOTAL OPERATING COSTS                              183,275,770     229,288,606     274,967,834
                                                      ------------   -------------   -------------

    OPERATING INCOME (LOSS)                             41,021,885      14,483,579     (16,928,249)
                                                      ------------   -------------   -------------

Other income (expenses) (notes 6 and 10):
  Interest expense                                     (34,037,053)    (42,108,715)    (64,314,284)
  Interest income                                        3,301,031       2,428,316       1,983,131
  Foreign currency exchange gain (loss)                   (303,078)       (259,951)      2,881,442
  Gain (loss) on sale of fixed assets, net                  29,874        (282,713)        389,217
  Other, net                                              (197,118)      1,361,944      (1,487,260)
                                                      ------------   -------------   -------------
    OTHER EXPENSES, NET                                (31,206,344)    (38,861,119)    (60,547,754)
                                                      ------------   -------------   -------------

Earnings (loss) before income taxes, minority
     interest and cumulative effect of
     accounting change                                   9,815,541     (24,377,540)    (77,476,003)
Income taxes (note 18)                                    (588,377)       (511,376)       (948,192)
                                                      ------------   -------------   -------------
    Earnings (loss) before minority interest and
       cumulative effect of accounting change            9,227,164     (24,888,916)    (78,424,195)

Minority interest                                                -       1,775,079       1,870,833
                                                      ------------   -------------   -------------
    Earnings (loss) before cumulative effect of
       accounting change                                 9,227,164     (23,113,837)    (76,553,362)
Cumulative effect of accounting change:
  Installation and activation revenues (note 14)       (16,452,799)              -               -
                                                      ------------   -------------   -------------
    NET LOSS                                          $ (7,225,635)  $ (23,113,837)  $ (76,553,362)
                                                      ============   =============   =============

Earnings (loss) per common share - basic and diluted
  Earnings before cumulative effect of accounting
  change                                                      0.33           (0.78)          (1.77)
   Cumulative effect of accounting change                    (0.59)              -               -
                                                      ------------   -------------   -------------

     Net loss per common share - basic and diluted    $      (0.26)  $       (0.78)  $       (1.77)
                                                      ============   =============   =============

AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION:
   BASIC                                                27,723,665      29,571,266      43,400,464
                                                      ============   =============   =============
   DILUTED                                              27,896,666      29,571,266      43,400,464
                                                      ============   =============   =============

          See accompanying notes to consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                     Number of Common Shares Issued              Common Stock
                                    ---------------------------------   ---------------------------------     Additional
                                      Class A             Class B            Class A          Class B       Paid in Capital
                                    ---------------------------------   ---------------------------------   ---------------
Balance at December 31, 1999              5,700,000        19,144,544         3,750,000        12,595,095        94,288,852

Issuance of common shares, net
  of issue cost of $6,852,774
  (note 16)                               4,000,000                 -         2,460,025                 -        64,687,201

Stock-based compensation to
  non-employees (note 23)                         -                 -                 -                 -         1,005,755

Net loss                                          -                 -                 -                 -                 -
                                    ---------------   ---------------   ---------------   ---------------   ---------------
Balance at December 31, 2000              9,700,000        19,144,544         6,210,025        12,595,095       159,981,808

Issuance of common shares in
  payment of company acquisition
  (notes 9, 16 and 27)                    3,375,000                 -         1,991,250                 -        19,676,250

Issuance of common shares, net
  of issue cost of $1,331,096
  (note 16)                              11,170,920                 -         6,551,859                 -        36,801,108

Stock-based compensation to
  non-employees (note 23)                         -                 -                 -                 -           830,854

Net loss                                          -                 -                 -                 -                 -
                                    ---------------   ---------------   ---------------   ---------------   ---------------
Balance at December 31, 2001             24,245,920        19,144,544   $    14,753,134   $    12,595,095       217,290,020

Issuance of common shares,
  Net of issue cost of $1,594,921
  (note 16)                              21,212,211                 -        10,198,135                 -        58,206,944

Net loss                                          -                 -                 -                 -                 -
                                    ---------------   ---------------   ---------------   ---------------   ---------------

Balance at December 31, 2002             45,458,131        19,144,544        24,951,269   $    12,595,095   $   275,496,964
                                    ===============   ===============   ===============   ===============   ===============


                                                                              Other
                                            Retained Earnings             Comprehensive
                                    ---------------------------------    Income-Foreign
                                      Appropriated          Un-             Currency         Shareholders'
                                     Legal Reserve      appropriate        Translation        Equity, Net
                                    ---------------   ---------------    ---------------    ---------------
Balance at December 31, 1999              1,653,007        39,605,630         (2,023,757)       149,868,827

Issuance of common shares, net
  of issue cost of $6,852,774
  (note 16)                                       -                 -                  -         67,147,226

Stock-based compensation to
non-employees (note 23)                           -                 -                  -          1,005,755

Net loss                                          -        (7,225,635)                 -         (7,225,635)
                                    ---------------   ---------------    ---------------    ---------------
Balance at December 31, 2000              1,653,007        32,379,995         (2,023,757)       210,796,173

Issuance of common shares in
  payment of company acquisition
  (notes 9, 16 and 27)                            -                 -                            21,667,500

Issuance of common shares, net
  of issue cost of $1,331,096
  (note 16)                                       -                 -                  -         43,352,967

Stock-based compensation to
  non-employees (note 23)                         -                 -                  -            830,854

Net loss                                          -       (23,113,837)                 -        (23,113,837)
                                    ---------------   ---------------    ---------------    ---------------

Balance at December 31, 2001        $     1,653,007   $     9,266,158    $    (2,023,757)   $   253,533,657

Issuance of common shares,
  Net of issue cost of $1,594,921
  (note 16)                                       -                 -                  -         68,405,079

Net loss                                          -       (76,553,362)                 -        (76,553,362)
                                    ---------------   ---------------    ---------------    ---------------

Balance at December 31, 2002        $     1,653,007   $   (67,287,204)   $    (2,023,757)   $   245,385,374
                                    ===============   ===============    ===============    ===============

          See accompanying notes to consolidated financial statements.

                          TRICOM, S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------
                                                        2000              2001               2002
                                                    ---------------    ---------------    ---------------
Cash flows provided by operating activities:
  Net loss                                          $    (7,225,635)   $   (23,113,837)   $   (76,553,362)

  Adjustments to reconcile net loss to net
      cash provided by operating activities:
      Depreciation                                       36,165,279         54,432,205         66,194,501
      Impairment charge of long-lived asset,                                                   19,734,701
        intangible assets and goodwill                            -                  -
      Amortization of debt issue cost                     1,958,610          2,253,822          3,301,996
      Allowance for doubtful accounts                     3,499,893          5,519,059          7,099,263
      Amortization of radio frequency rights                320,186            660,086            778,262
      Goodwill amortization                                       -             47,031                  -
      Allowance for obsolescence of
        equipment pending installation                            -          1,014,605                  -
      Amortization of deferred cellular
        equipment costs                                           -            390,777          2,176,802
      Provision for inventory obsolescence                  791,806          1,280,458          1,941,517
      Expenses for severance indemnities                    760,740          1,987,129          2,043,077
      Cumulative effect of accounting change
        in installations and activations
        revenues                                         16,452,799                  -                  -
      Deferred income tax, net                              491,890            374,318           (164,268)
      Value of consulting services received
        in exchange for stock warrants                    1,005,755            830,854                  -
      Minority interest                                           -         (1,775,079)        (1,870,833)
      Loss (gain) on sale of fixed assets,
        net                                                 (29,874)           282,713           (389,217)
      Gain on sale of assets                               (806,180)                 -                  -
      Net changes in assets and liabilities:
        Accounts receivable                              (9,497,912)          (839,867)         2,254,256
        Inventories                                        (631,644)         1,217,776          1,174,905
        Prepaid expenses                                 (1,310,464)         2,162,909         (1,249,148)
        Long-term accounts receivable                        22,619                  -                  -
        Other assets                                     (9,765,092)        (4,336,819)        (5,355,941)
        Accounts payable                                 12,429,429         (3,094,374)        (2,961,953)
        Interest payable                                          -                  -            264,301
        Other liabilities                                  (252,016)        (7,885,779)           895,861
        Accrued expenses                                 (1,258,728)         4,635,412         (2,699,711)
        Reserve for severance indemnities                  (782,427)        (2,040,943)        (3,007,053)
                                                    ---------------    ---------------    ---------------
            Total adjustments                            49,564,669         57,116,293         90,161,318
                                                    ---------------    ---------------    ---------------
Net cash provided by operating activities                42,339,034         34,002,456         13,607,956
                                                    ---------------    ---------------    ---------------
Cash flows from investing activities
      (notes 9 and 27):
      Cancellation (acquisition) of
        investments                                        (578,887)       (15,862,209)         2,804,459
      Proceeds from sale of fixed assets                  2,405,494             41,653          5,041,173
      Business acquisitions, net of cash acquired                 -        (47,416,009)                 -
      Acquisition of property and equipment            (151,221,583)      (113,229,826)       (65,764,127)
                                                    ---------------    ---------------    ---------------
        Net cash used in investing activities          (149,394,976)      (176,466,391)       (57,918,495)
                                                    ---------------    ---------------    ---------------

                                                                     (continued)

           See accompanying notes to consolidated financial statements

                          TRICOM, S.A. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                               YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------------
                                                      2000              2001             2002
                                                ---------------    ---------------    ---------------
Cash flows from financing activities (notes 9
  and 27):
  Borrowed funds from banks                         226,440,816        117,508,250         31,943,835
  Principal payments to banks                      (207,910,973)      (115,281,528)       (85,041,502)
  Proceeds from issuance of commercial paper                  -         30,396,315         21,219,915
  Borrowed funds from related parties                71,727,978         82,699,726         66,986,388
  Principal payments to related parties             (58,213,312)       (87,033,972)       (88,227,162)
  Capital lease payments                            (22,745,278)        (6,317,907)        (3,325,445)
  Payments of long-term debt                        (10,315,216)        (3,133,887)       (30,493,532)
  Proceeds from issuance of long-term debt           45,664,687         74,650,469         56,347,216
  Issuance of common stock                           67,147,226         43,352,967         68,405,079
                                                ---------------    ---------------    ---------------
    Net cash provided by financing activities       111,795,928        136,840,433         37,814,792

Net increase (decrease) in cash and on hand
  and in banks                                        4,739,986         (5,623,502)        (6,495,747)

Cash on hand and in banks at beginning of
  the year                                           13,459,566         18,199,552         12,576,050
                                                ---------------    ---------------    ---------------

Cash on hand and in banks at the end of the
  year                                          $    18,199,552    $    12,576,050    $     6,080,303
                                                ===============    ===============    ===============

Supplementary information:
  Interest paid (net of capitalization)             (33,785,503)       (40,731,785)       (60,747,987)
Expense in lieu of income taxes and income
  taxes paid                                        (12,728,693)       (11,090,071)        (8,611,320)
  Capital lease obligation incurred             $    17,691,845    $     3,345,398    $             -
                                                ===============    ===============    ===============

           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          TRICOM, S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2002

     1 ORGANIZATION AND NATURE OF BUSINESS

     The consolidated financial statements of TRICOM, S. A. (the Company) include operations of the following companies engaged in the telecommunications and cable broadcasting industry, with operations in the Dominican Republic, New York, U.S.A. and the Republic of Panama:

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

     The Company's operations in the Dominican Republic are governed by the Telecommunications Law (Law No.153-98) and by a Concession Agreement signed with the Dominican Government and ratified by the National Congress on April 30, 1990. This agreement is for an initial term of 20 years through June 30, 2010, subject to renewal for an additional 20-year term. Law No. 153-98 establishes a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the "Universal Services Principle" by guaranteeing access to telecommunications services at affordable prices in low-income rural and urban areas. The law creates a fund for the development of the telecommunications sectors that is supported by a 2% tax on industry participants' billings of all telecommunications services.

     TRICOM USA, Inc. (TRICOM USA) is a Company organized under the laws of Delaware and authorized by the United States Federal Communications Commission (FCC) to operate as a facilities-based long distance carrier in the United States.

     TRICOM Latinoamerica, S. A. is a company organized under the laws of the Cayman Islands on May 12, 2000. The activity of this company is to act as the holding company of the Company's telecommunications operations in Central America and the Caribbean.

     TCN Dominicana, S. A. is a company organized on September 13, 2001 under the laws of the Dominican Republic, and engaged in the operation of three cable television systems and networks in the Dominican Republic.

     2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     2.1    PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of TRICOM, S. A. (Parent Company) and its majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     2.2    USE OF ESTIMATES

     The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with these principles requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include: the carrying amount of property, plant and equipment, valuation allowances for receivables, inventories, intangible assets and deferred income tax assets. Actual results could differ from those estimates.

     2.3    FOREIGN CURRENCIES

     The Company's functional currency is the US dollar. Monetary assets and liabilities denominated in other currencies are translated to US dollars at the exchange rate prevailing at the date of the financial statements. The exchange differences resulting from this conversion are charged or credited to foreign currency exchange gains or losses in the accompanying consolidated statements of operations. The transactions expressed in other currencies are translated at the exchange rate prevailing at the time the transaction takes place.

     Subsidiaries whose functional currency is other than the US dollar are translated following the guidelines in SFAS 52. Accordingly, assets and liabilities are translated to US dollars at the exchange rate prevailing at the date of the consolidated financial statements. Revenues and expenses are translated at the average exchange rate at the end of each month. Foreign exchange differences arising from transactions in other currencies are charged or credited to operations, while translation differences arising from the conversion of the financial statements in other currencies are recognized as comprehensive income or expense in stockholders' equity.

     As of December 31, 2001 and 2002, the rates used by the Company to translate Dominican peso denominated accounts were RD$17.05 and RD$22.50 per one US dollar, respectively. Panamanian Balboas (B/.) were at par with the US dollar.

     2.4    CASH AND CASH EQUIVALENTS

     For the purpose of the statements of cash flows, the Company considers as cash and cash equivalents all cash on hand, cash in banks, time deposits and highly liquid debt instruments with original maturities at the time of purchase of three months or less.

     2.5    ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts receivable is established through a charge to an expense account. The Company, after analyzing current market trends and collection history of its receivable portfolio has estimated that customers receivable balances over 90 days past due are uncollectible and are therefore reserved.

     2.6    INVENTORIES

     Inventories are valued at the lower of average cost or market.

     2.7    PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost. Construction costs and equipment installations in process are maintained as construction projects until they are completed and/or equipment is placed in service. Depreciation is recorded from the first full month that the assets are placed in service. Property and plant related to cable television operations are carried at cost and include all direct costs and certain indirect costs associated with the construction of cable television transmission and distribution systems and new subscriber installations.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     2.8    DEPRECIATION AND AMORTIZATION

     The depreciation method used by the Company is the straight-line method, that is, the uniform distribution of cost over the estimated useful lives of the corresponding assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement.

     The estimated useful lives of assets are as follows:

                                                                             Years
                                                                           ----------
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

     2.9    OTHER ASSETS

     Deferred debt issue costs and bank debt are amortized over the debt service period of the related debt.

     Radio frequency rights are amortized on a straight-line basis over their useful lives, which range from 15 to 20 years.

     Deferred commissions on prepaid calling cards are recognized when the deferred revenues are recorded. Commission expenses on sales of calling cards outside of the Dominican Republic are recognized based on the minutes used. Commission expense on sales of calling cards within the Dominican Republic is recorded when collection of outstanding invoices to distributors and/or wholesalers is made.

     Cellular service plans that include the price of the telephone equipment generate deferred assets for the net cost of the equipment, which is amortized over the minimal contract period of 18 months from the month following the delivery of equipment.

     2.10   SEVERANCE INDEMNITIES

     According to the Labor Code of the Dominican Republic, employers are required to pay severance indemnities to those workers whose labor contracts are terminated without just cause. Just cause is defined in the Labor Code as including misstatements by an employee in his job application, termination within three months of employment for poor performance, dishonesty, threats of violence, willful or negligent destruction of property, unexcused absences or termination of the job for which the employee was hired. The Company maintains a minimal reserve to cover severance indemnities based on its experience. At December 31, 2001 and 2002, the liability for severance indemnities was $1,639,718 and $675,742, which relates primarily to the obligations assumed in connection with the Company's acquisition in 2001 of TCN Dominicana, S. A.

     2.11   REVENUE RECOGNITION

     TOLL REVENUES

     Toll revenues are amounts received by the Company from customers in the Dominican Republic for international and domestic long distance calls. These revenues are recognised as the calls are made.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     INTERNATIONAL REVENUES

     International revenues represent amounts due from telecommunications carriers for calls (based on minutes) originated outside the Dominican Republic, which terminate into the Company's Dominican network under operating agreements between the Company and each of such carriers. These revenues are recognised as the minutes are provided.

     PREPAID CALLING CARD REVENUES

     The Company recognises revenues from prepaid calling cards based on card usage. The Company accounts for cash received or credit extended from the sale of the prepaid calling cards as deferred revenues, which are then recognised as the cards are used. This revenue may be part of the toll or international revenues depending on the destination of the call.

     LOCAL SERVICE REVENUES

     Local service revenues consists of wireline rent, local measured service (represents minutes used by local customers which are billed at established rates or tariffs per actual minutes of call duration) as well as charges for "Custom Local Access Signalling Services" (CLASS). CLASS represents value-added services, which include call forwarding, three-way calling, call waiting and voice mail. It also features vertical services such as incoming-caller identification, call trace, call blocking, automatic return of the most recent incoming call, call redial, and selective forwarding and programming to permit for distinctive ringing for incoming calls requested for local customers, which are billed in addition to rent. Local service revenues also include collect call revenues and revenues from other miscellaneous wire-line services. These revenues are recognised as the services are rendered.

     CELLULAR AND PCS REVENUES

     Represents fees received for mobile cellular and PCS services, including interconnection charges for incoming calls to the Company's cellular and PCS subscribers (these revenues do not include international and domestic long distance calls generated by cellular or PCS units). Cellular and PCS fees consist of fixed monthly access fees and per-minute usage charges, as well as additional charges for custom or vertical features, which include call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular and PCS services. These revenues are recognised as services are rendered.

     DATA AND INTERNET REVENUES

     Represents fees received for data transmission services via ATM (Asynchronous Transfer Mode), Frame-Relay, wireless Internet and other such services to residential and corporate customers. These revenues are recognised as services are rendered.

     PAGING REVENUES

     Paging revenues consist of fixed monthly charges for nationwide service and the use of paging equipment and activation fees. These revenues are recognised as these services are rendered.

     SALE OF EQUIPMENT

     These revenues consist of sale and rental fees charged to customers for communication equipment, including private branch exchanges, key telephone systems, residential telephones, cellular handsets and paging units. These revenues are recognised at the time of sale to the customer.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     INSTALLATION AND ACTIVATION FEES

     Revenues from installations consist of amounts charged for the installation of local access lines, private interchange, central telephone systems and charges for the activation of cellular phones and PCS. These revenues are recognised over the estimated average service life based on the Company's experience (which in 2000 was 35 months). The direct incremental cost related to installations and activations are expensed as incurred.

     As a result of a review of the average service lives based on the Company's experience during the last three years, effective October 1, 2001 the Company revised the estimated average service life period for the amortization of installation and activation revenue. Consequently, the recognition period for these revenues was changed to 24 months. The effect in operations of the change in the estimated average service life was not significant.

     CABLE REVENUES

     Consist of subscriber of fees received for the transmission of television channels and programs in the Dominican Republic and other cable related services, which revenues are recorded in the period the service is provided, as well as other advertising services which are recognised when commercials are telecast.

     The Company has entered into transactions that exchange advertising for advertising. Such transactions are recorded at the estimated fair value of the advertising received or given in accordance with the provisions of the EITF issue No. 99-17 "Accounting for Advertising Barter Transactions." Barter transactions are not material to the Company's consolidated statements of operations for the years ended December 31, 2001 and 2002.

     OTHER REVENUES

     Other revenues represent revenues that are not generated from the Company's core business activities, including commissions and revenues from the provision of miscellaneous services. These revenues are recognized when the service is rendered.

     2.12   CAPITALIZATION OF INTEREST

     Interest is capitalized on qualified projects and included as part of project costs during the period necessary for installation.

     During the years ended December 31, 2000, 2001 and 2002, interest capitalized as part of construction projects amounted to approximately $11,300,000, $9,800,000 and $3,500,000, respectively.

     2.13   EXPENSE IN LIEU OF INCOME TAX

     Up to August 31, 2002, the parent company TRICOM, S. A. paid a tax that was based on a percentage of the Company's domestic gross revenues (less deductions for access to the local network) plus a percentage of the Company's net international settlement revenues. An accrual was made for any difference between the date when these items are reported to the tax authorities and when they are reported in the accompanying consolidated statements of operations. Beginning September 1, 2002, the Company is no longer subject to this expense in lieu of income taxes, but to regular income tax on earnings in the Dominican Republic.

     2.14   INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities, and their respective tax bases and operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     2.15   EARNINGS PER COMMON SHARE

     Basic earnings per share have been computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflect the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

     The following table reconciles weighted average common shares outstanding used in the calculation of basic earnings (loss) per common share to the number of shares used in the calculation of diluted earning (loss) per share for the years 2000, 2001 and 2002:

                                                          For the year ended December 31,
                                                      ----------------------------------------
                                                        2000           2001           2002
                                                      ----------     ----------     ----------
     Weighted average number of common shares
         outstanding - basic ....................     27,723,665     29,571,266     43,400,464
     Dilutive effect of potential common shares
         issuable upon exercise of employee stock
         options and warrants ...................        173,001              -              -
                                                      ----------     ----------     ----------
     Weighted average number of common shares
         outstanding - diluted ..................     27,896,666     29,571,266     43,400,464
                                                      ==========     ==========     ==========

     For 2001 and 2002, all stock options and warrants are excluded from consideration of diluted loss per share because of the Company's net loss.

     2.16   PENSION PLAN

     Since September 1, 2000, a private pension administration company has been managing the Company's plan, which was converted to a defined contribution plan. Under this arrangement, both the Company and the employee make fixed contributions to the employee's account. The contributions made by the Company are recognized as monthly expenses. Prior to September 1, 2000, the Company had a contributory defined benefit pension and retirement plan. The cost of the plan had been determined based on actuarial studies and includes amortization of past service costs over the estimated average life of its employees.

     2.17   IMPAIRMENT OF LONG-LIVED ASSETS

     SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002 (see note 29).

     In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

     Goodwill and intangible assets not subject to amortization are tested annually for impairment, and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

     2.18   ADVERTISING COSTS

     Advertising costs are expensed as incurred. For the years ended December 31, 2000, 2001 and 2002 these costs amounted to $4,204,391, $6,074,121 and
     $6,819,566, respectively, and are included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

     2.19   STOCK OPTION PLAN

     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and invested awards in each period.

                                                               At December 31,
                                                       ------------------------------
                                                             2001           2002
                                                       --------------  --------------
        Net loss - as reported                         $  (23,113,837) $  (76,553,362)
        Add total stock-based employee compensation
            determined under fair-value-based method
            for all rewards                                  (424,397)        (98,450)
                                                       --------------  --------------

        Pro forma net loss                             $  (23,538,234) $  (76,651,812)
                                                       --------------  --------------
        Net loss per share:
            As reported - basic and diluted            $        (0.78) $        (1.77)
                                                       --------------  --------------
            Pro forma - basic and diluted              $        (0.80) $        (1.77)
                                                       --------------  --------------

     2.20   GOODWILL AND OTHER INTANGIBLE ASSETS


     Goodwill represents the excess of costs over fair value of assets of businesses acquired. Effective July 1, 2001, the Company adopted the provisions of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, for business combinations consummated after June 30, 2001, and as of January 1, 2002 for business combinations consummated before June 30, 2001. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, ACCOUNTING FOR IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS.

     In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for one reporting unit. In this step, the Company compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, BUSINESS COMBINATIONS. The residual fair value after this allocation was the implied fair value of the reporting unit goodwill. The implied fair value of this reporting unit exceeded its carrying amount and the Company was not required to recognize an impairment loss.

     Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 40 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

     2.21   INVESTMENT SECURITIES

     Investment securities at December 31, 2001 and 2002 consist of certificates of deposit and mortgage participation contracts. The Company classifies its securities as held-to-maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity.

     Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

     A decline in the market value of held-to-maturity securities below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Interest income is recognized when earned.

     3 LIQUIDITY

     The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. However, as a result of recurring operating losses and the effects of the effects of the devaluation of the Dominican peso, such realization of assets and satisfaction of liabilities are subject to significant uncertainty.

     At December 31, 2001 and 2002, the Company's current liabilities exceeded its current assets by $175.6 million and $89.4 million, respectively. In 2001, this was mainly a result of Company's dependence on short-term debt to fund capital expenditures and other needs obtained in the Dominican Republic from local banks and related entities. Dominican banks generally make short-term loans, due on demand, with the intention of renegotiating interest rates in the event that market conditions change. These debts generally are renewed and not repaid at maturity and the Company generally has extended short-term borrowings as they became due. The Company is dependent upon the continued renewal of these loans annually and semi-annually. Additionally, the Company has senior notes with an aggregate principal balance of $200 million due in September 2004. Management's plan with respect to these notes is discussed below.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     For the year ended December 31, 2001, the Company generated $34 million of cash flow from operations. Additionally, the Company funded its long-term development plan through additional short and long-term borrowings and the sale of Class A common stock for net proceeds of approximately $43 million, primarily to one of its principal stockholders. The Company significantly reduced capital expenditures from levels in previous years, and funded these requirements and capital expenditures with cash flow from operations, borrowings and equity proceeds.

     Additionally, during 2001, the Company acquired the largest cable television company of the Dominican Republic. Management estimates that the projected future cash flows from the operations of this subsidiary will augment the cash flows projected by its telecommunications subsidiaries and improve the financial position of the Company.

     While the Company's Panama telecommunications subsidiary initiated its digital trunking operation in April 2002 using Motorola's iDEN(R) technology, such subsidiary has not yet signed interconnection agreements with telecommunications companies operating in Panama. Further, it may not be able to do so until certain lawsuits and related proceedings are settled in the Panama Supreme Court. An adverse ruling in this case could have a material negative impact on the Company's financial position and results of future operations. (See note 20).

     For the year ended December 31, 2002, the Company generated $13.6 million of cash flow from operations. Additionally, the Company funded its long-term development plan through additional short and long-term borrowings and the sale of Class A common stock for net proceeds of approximately $68.4 million. The Company has reduced its planned capital expenditures for 2003 from the amount expended in 2002.

     For 2003, the Company intends to continue to optimize the use of its existing network, while minimizing new capital needs by disconnecting low usage subscriber, migrating underutilized network equipment to high income, densely populated areas, consolidating its cable and telephone networks and using its existing spectrum to provide a wider digital coverage at lower costs.

     The Company also intends to continue to strengthen its capital structure by continuing to extend the maturities of its debt.

     The ability of the Company to pay interest on its indebtedness and meet debt service obligations will depend on the Company's future operating performance including the ability to increase revenues and control expenses, which in turn depends on successful implementation of the strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond the Company's control. Interest expense was $42.1 million for the year ended December 31, 2001 and $64.3 million for the year ended December 31, 2002.

     Approximately $82 million of the Company's indebtedness will mature during the 12 months ending December 31, 2003. These borrowings primarily are in the Dominican financial markets, in which short-term financing is the primary form of lending. However, the Company's ability to refinance any of this indebtedness will depend on the financial condition at the time it matures, the restrictions in the agreements governing the Company's indebtedness and other factors, including general market and economic conditions, and the Company may not be able to refinance any of this indebtedness on commercial attractive terms or at all. If refinancing is not possible, the Company's creditors could initiate bankruptcy proceedings, most likely in the Dominican Republic, or the Company could be forced to dispose of business segments or assets at unfavorable prices.

     The Company's 11 3/8% senior notes in the aggregate principal amount of $200 million will mature in September 2004. The Company has filed a registration statement with the U.S. Securities and Exchange Commission for a proposed offer to exchange the existing 11?% senior notes for new senior notes in the same aggregate principal amount that would mature at a later date. That registration statement is not yet effective and the Company has not yet specified the terms of the new notes that it is offering, including the maturity date and interest rate. The successful completion of the proposed exchange offer and consent solicitation will eliminate the requirement to repay the exchanged portion of the $200 million principal amount of the notes in September 2004. If the Company is unsuccessful in the proposed exchange offer and consent solicitation or if it otherwise cannot extend the maturity of the notes, the Company's cash flow from operations will not be sufficient to repay the notes and the Company may not be able to obtain financing from other sources.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     4 PROPERTY. PLANT AND EQUIPMENT

     A detail of property, plant and equipment at December 31, 2001 and 2002 is as follows:

                                                            At December 31,
                                                    -------------------------------
                                                         2001             2002
                                                    --------------   --------------
     Operations and communications:
         Land ...................................   $   11,902,288   $    9,004,110
         Buildings and improvements .............       19,758,611       20,194,987
         Furniture and equipment ................       12,975,140       13,733,552
         Communications equipment ...............      209,017,605      258,976,701
         Transmission equipment .................      353,561,238      422,166,369
         Other equipment ........................       25,624,184        7,359,744
                                                    --------------   --------------
                                                       632,839,066      731,435,463
     Less accumulated depreciation ..............      105,969,914      159,114,008
                                                    --------------   --------------
         Sub-total, operations and communications      526,869,152      572,321,455


     Property and equipment:
         Buildings ..............................        9,391,263        9,912,339
         Furniture and office equipment .........       30,679,651       30,482,967
         Transportation equipment ...............        6,612,102        6,746,925
         Leasehold improvements .................        6,307,745       11,059,817
         Data processing equipment ..............       45,459,879       59,224,929
                                                    --------------   --------------
                                                        98,450,640      117,426,977
         Less accumulated depreciation ..........       30,431,856       44,039,805
                                                    --------------   --------------
           Sub-total, property and equipment ....       68,018,784       73,387,172
                                                    --------------   --------------

         Communications equipment pending
           installation, net of allowance for
           obsolescence of $1,014,605 in 2001 and
           $773,406 in 2002 (a) .................       21,536,007        7,996,892
         Cable company equipment pending
           installation (a) .....................        3,451,697        4,342,127
         Equipment in transit (b) ...............        4,396,131        1,244,214
         Construction in process (c) ............       61,644,861        8,828,332
                                                    --------------   --------------
           Property and equipment, net ..........   $  685,916,632   $  668,120,192
                                                    ==============   ==============

     (a) Communication equipment, net of allowance for obsolescence, and cable company equipment pending installation, correspond to assets acquired for future installation into the network of the Company. Those assets are recorded at average cost, which is lower than market.

     (b) Equipment in transit represents accumulated costs of equipment imported by TRICOM, S.A. and TCN, for which additional import related costs are still to be incurred.

     (c) A detail of construction in process at December 31, 2001 and 2002 is as follows:

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

                                                          At December 31,
                                                 ------------------------------------
                                                       2001                  2002
                                                 -----------------  -----------------
    Operation and communication
        Buildings.............................   $         563,058  $       1,226,265
        Transmission equipment (I)............          40,173,633          3,621,570
        Cells.................................          13,630,164            775,995
        Other-Property and equipment..........           7,278,006          3,204,502
                                                 -----------------  -----------------
                                                 $      61,644,861  $       8,828,332
                                                 =================  =================

        (i) As of December 31, 2001, this item includes approximately $24.7 million for a network to provide trunking services with Motorola iDEN(R) technology, primarily in the Republic of Panama. (See note 20).


     5 ACCOUNTS RECEIVABLE

     Changes in the allowance for doubtful accounts were as follows:

                                                                 At December 31,
                                            -----------------------------------------------------
                                                 2000               2001                2002
                                            ---------------    ---------------    ---------------
     Allowance at beginning of year.....    $     4,307,563          2,394,903    $     4,097,001
     Increase for the year, net (a).....          3,499,893          5,519,059          7,099,263
     Write-off during the year..........         (5,412,553)        (3,816,961)        (3,433,155)
                                            ---------------    ---------------    ---------------
     Allowance at end of year...........    $     2,394,903          4,097,001    $     7,763,109
                                            ===============    ===============    ===============

        (a) The Company contracts services from a related party engaged in managing the collection of past due accounts. This related party also provides these services to other related companies. During the years ended December 31, 2000, 2001 and 2002, the Company recognized collection recoveries from customer accounts previously written-off of $3,087,728, $2,450,205 and $420,631, respectively. These amounts are included, net of increase in the allowance for doubtful accounts, in selling, general and administrative expenses in the accompanying consolidated statements of operations.

     6 TRANSACTIONS WITH RELATED PARTIES

     The Company is an indirect subsidiary of GFN Corporation Limited, a financial group that has investments in banking, insurance, publishing and other businesses, principally in the Dominican Republic.

     A detail of balances with related companies at December 31, 2001 and 2002, is as follows:

                                                                  At December 31,
                                                       -------------------------------------
                                                             2001                2002
                                                       ---------------      ----------------
     Assets:
         Cash in banks............................     $     4,689,200      $      2,006,577
         Deposits - cash equivalent (a)...........           6,292,398             3,750,628
         Accounts receivable (b)..................           5,191,359               843,190
         Certificate of deposit...................          15,200,000            14,400,710
         Prepaid expenses - insurance.............           4,456,265             5,940,537

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


                                                                  At December 31,
                                                            --------------------------------
                                                               2001                  2002
                                                            ----------            ----------
           Other assets - deposits................              86,580                     -
                                                            ==========            ==========
     Liabilities:
           Borrowed funds (c).....................          27,076,366             5,835,592
           Commercial paper (d)...................           1,964,942            18,826,198
           Accounts payable.......................           6,868,834             5,939,222
           Interest payable.......................             338,497               479,477
           Capital leases.........................          17,856,766            14,531,321
           Long-term debt (e).....................                   -            28,601,131
                                                            ==========            ==========

     (a) At December 31, 2001, includes $2,000,000 in interest bearing deposits at 10% per annum. Additionally, at December 31, 2001, it includes RD$73,185,385 (equivalent to $4,292,398) in certificates of deposit, which earned interest at rates ranging from 15% to 20% per annum. At December 31, 2002, it includes RD$84,389,130 (equivalent to $3,750,628) in certificates of deposit, which earned interest at rates ranging from 20% to 26% per annum.

     (b) At December 31, 2001, accounts receivable includes $3,737,542 related to an insurance claim filed with Segna, S.A., a related company, related to the loss of communications equipment. The amount of the claim represents the Company's undepreciated cost basis. This amount was collected during 2002.

     (c) Consists of unsecured loans which cause annual interest at rates ranging from 9.5% to 12% in 2001 and 13% to 14.5% in 2002. At December 31, 2002, the Company has available unsecured, short- term lines of credit of approximately $44,300,000 of which $5,900,000 was outstanding at December 31, 2002.

     (d) At December 31, 2001 and 2002, represents obligations from the issuance of commercial paper to related companies of $818,344 and $15,789,354, respectively, at annual interest ranging between 8% and 11% in 2001 and between 8% and 14.9% in 2002. At December 31, 2001 and 2002, these amounts also include RD$19,549,500 (equivalent to $1,146,598) and RD$68,328,980 (equivalent to $3,036,844), respectively, which generate interest at rates ranging between 14% and 16% per annum in 2001 and between 20% and 25% per annum in 2002.

     (e) Unsecured loans with related offshore entities that accrued interest on a monthly basis at an annual rate of 11.5% maturing in December 2007.

     A detail of transactions with related parties during the years ended December 31, 2000, 2001 and 2002, is as follows:

                                                    For the years ended December 31,
                                                ------------------------------------------
                                                    2000           2001           2002
                                                -----------    -----------     -----------
     Operating revenues - Communications
        services revenues..................     $ 1,948,321    $ 3,687,902     $ 4,135,014
     Selling, general and administrative
        expenses:
        Insurance premiums                        4,071,713      4,379,992       4,803,472
        Leased premises and equipment               157,600        122,568         116,885
        Security services                           227,001        267,725         190,047
        Pension plan contributions                  738,058        739,247         662,505
        Advertising services                        250,232      1,031,539         573,700
        Professional services                       234,348        128,957               -
        Other                                             -        213,677         231,245

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

                                                    For the years ended December 31,
                                                ------------------------------------------
                                                    2000           2001           2002
                                                -----------    -----------     -----------
     Other income (expenses):
        Interest incurred on loans               (5,713,690)    (5,751,382)     (9,767,033)
        Interest earned                           1,805,780      1,906,029       1,955,588
        Gain on sale of fixed assets (a)                  -              -         451,271
        Other, net (b)                              806,180              -         (29,616)
        Bank charge                                (151,600)       (56,732)       (112,070)

        Equipment purchased
          (Motorola)                             20,279,706     20,196,766       2,095,593
                                                 ===========   ===========      ==========

     (a) In April and September 2002, the Company sold fixed assets to related parties for $3,972,758 and $1,050,445, respectively. These transactions generated a gain on sale of fixed assets of $451,271, which is included as a separate line item in other income (expenses) in the consolidated statement of operations as of December 31, 2002.

     (b) In July 2000, the Company sold all operational assets related to the operations of an Internet business portal to a related company in the Dominican Republic for $2,315,412 in cash. The gain on the sale of this asset was $806,180, and is included as part of other, net in other income (expenses) in the accompanying consolidated statements of operations as of December 31, 2000.

     7 CERTIFICATES OF DEPOSIT

     At December 31, 2001 and 2002, these are certificates of deposit for $15,200,000 and $14,400,710, respectively, earning interest at annual rates from 9% to 10%. Additionally, as of December 31, 2002, these include a certificate of deposit for $1,500,000, that earns interest at 2.75% per annum. This investment serves as a guarantee for a short-term loan of the same amount.

     8 MORTGAGE PARTICIPATION CONTRACTS

     At December 31, 2001 and 2002, mortgage participation contracts have been purchased from savings and loans associations in the Dominican Republic. These contracts earned interest at rates between 7% and 12% per annum in 2001 and 10% per annum in 2002. These investments are maintained as compensating balances for mortgage loans made by these savings and loans associations to certain officers and employees of the Company.

     9 ACQUISITIONS, GOODWILL AND INTANGIBLE ASSETS

     The following summarizes acquisitions made by he Company during the year ended December 31, 2001:

     ACQUISITION OF CABLE OPERATION

     On October 26, 2001, the Company completed the acquisition of 100% of the outstanding shares of TCN Dominicana, S. A. (TCN or Telecable). TCN is engaged in operating cable television systems and is the largest such Company in the Dominican market. The purchase price consisted of cash payments of approximately $42,300,000 and 3,375,000 TRICOM shares with an approximate value of $21,700,000 as of the date the agreement was announced for a total cost of approximately $64,000,000. The acquisition of TCN increased the size and scope of the Company's services offered to customers and generates synergies between communications and cable operations. The purchase price was determined based on the Company's assessment of TCN's leading competitive position in the cable industry and the valuation of its growth prospects. The TCN acquisition was accounted for using the purchase method of accounting. TRICOM assumed control of the operations of TCN on September 13, 2001. From September 13, 2001 to the date of closing, there were no significant unsatisfied conditions necessary for the final execution of the transaction. The conditions during that period consisted

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     primarily of ministerial legal conditions. Consequently, the consolidated financial statements include the accounts of TCN from October 1, 2001.

     The allocation of the purchase price to the estimated fair value of assets acquired and liabilities assumed at the date of acquisition is as follows:

       Current assets                                      $     8,052,540
       Property and equipment                                   32,208,572
       Other non-current assets                                     77,977
       Intangible Assets                                        12,135,877
       Goodwill                                                 21,914,327
                                                           ---------------
       Total assets acquired                                    74,389,293
                                                           ===============
       Less:
       Current liabilities                                       7,544,934
       Other non-current liabilities                             1,209,219
       Reserve for severance indemnities                         1,625,215
                                                           ---------------
       Total liabilities assumed                                10,379,368
                                                           ===============
       Net assets acquired                                 $    64,009,925
                                                         ===============

     Goodwill and other intangible assets includes amounts related to cable franchise rights and broadcasting contracts, which have indefinite life. As a result, under the provisions of SFAS 142, these amounts (as with amounts allocated to goodwill) have not been amortized from the date of acquisition and are measured for impairment in accordance with the Company's established accounting policy. The following supplemental pro forma information presents the results of operations of the Company as if the TCN acquisition had taken place on January 1, 2001:

                                                                                        2001
                                                                                 ---------------
          Revenues                                                               $   257,825,370
          Earnings (loss) before cumulative effect of accounting change              (21,532,336)
          Net loss                                                                    (21,532,36)
          Loss per share-basic and diluted                                                 (0.73)
                                                                                 ===============

     The pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of results of operations which actually would have resulted had TCN acquisition occurred as of January 1, 2001.

     ACQUISITION OF OPERATION IN PANAMA

     In March 2001, the Company acquired 51% of the outstanding shares of Cellular Communications of Panama, S. A. (subsequently renamed TRICOM Panama, S.A.), a Panamanian Corporation engaged in wireless communications. The total cost of this acquisition, including transaction expenses, amounted to $6,303,074, of which $5,272,774 was paid in cash and $1,030,300 through the contribution of a non-exclusive license for software developed by TRICOM.

     The allocation of the purchase price to the estimated fair value of assets acquired and liabilities assumed at the date of acquisition of the 51% of the Company's equity was as follows:

       Current assets                                      $      177,717
       Property and equipment                                   3,305,797
       Other non-current assets                                   666,035
       Goodwill                                                 2,508,350
                                                                ---------
       Total assets acquired                                    6,657,899
                                                                ---------

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     Less:
     Current liabilities                                        351,695
     Other non-current liabilities                                3,130
                                                         --------------
     Total liabilities assumed                                  354,825
                                                         --------------
         Net assets acquired                             $    6,303,074
                                                         ==============

     INTANGIBLE ASSETS

     There were no acquisitions of intangible assets during the year ended December 31, 2002. The summary of changes in the Company's intangible assets during the year ended December 31, 2002 is as follows:

                                    January 1       4th Quarter      December 31,
                                      2002           Impairment          2002
                                ---------------   ---------------   --------------
       Cable license            $     9,303,602         2,356,624         6,946,978
       Broadcasting contracts         2,832,275         2,832,275                 -
                                ---------------   ---------------   --------------
                                $    12,135,877         5,188,899         6,946,978
                                ---------------   ---------------   --------------

     The intangible assets are determined to have indefinite useful lives due to their expected ability to generate cash flows indefinitely. The cable license is based on an agreement signed with the Dominican government, which agreement has an indefinite life. In the case of broadcasting contracts, the contracts can be renewed automatically without additional payment.

     For intangible assets identified as having indefinite useful lives, the Company was required to test those intangible assets for impairment in accordance with the provisions of SFAS No. 142 within the first interim period after adoption. Impairment was measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. The results of this analysis did not require the Company to recognize an impairment loss.

     During the fourth quarter of 2002, the Company performed its annual impairment review for intangible assets and recorded a charge of $5,188,899, which is included as part of impairment of goodwill and other intangible assets in the accompanying consolidated statements of operation for the year ended December 31, 2002. The impairment charge in the cable license is basically caused by the devaluation of Dominican peso during the year 2002. In the case of the broadcasting contracts, during the year 2002 the Company renegotiated a significant part of these contracts, which have changed the contract terms, which served as the base for the determination of this intangible asset.

     GOODWILL

     At December 31, 2001 and 2002, the composition of goodwill is as follows:

                                                                         Central America
                                                      ----------------------------------------------------
                                                                            Wireless
                                                       Cable Segment         Segment             Total
                                                      ---------------   ---------------    ---------------
     Acquisition of TCN Dominicana, S.A.              $    21,914,327                 -         21,914,327
     Acquisition of Cellular Communications of
         Panama, S. A. (subsequently TRICOM Panama,
         S. A.)                                                     -         2,508,350          2,508,350
                                                      ---------------   ---------------    ---------------
                                                           21,914,327         2,508,350         24,422,677
     Less amortization - wireless Central America                   -           (47,031)           (47,031)
                                                      ---------------   ---------------    ---------------
     Balances at December 31, 2001                    $    21,914,327         2,461,319         24,375,646
                                                      ---------------   ---------------    ---------------
     Impairment charge                                              -        (2,461,319)        (2,461,319)
                                                      ---------------   ---------------    ---------------
     Balances at December 31, 2002                    $    21,914,327                 -         21,914,327
                                                      ===============   ===============    ===============

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     During the fourth quarter of 2002, the Company performed its annual impairment review for goodwill and recognized a goodwill impairment loss of $2,461,319 related to Central Amercia wireless reporting units since the carrying amount of the reporting unit was greater than the fair value of the reporting unit (as determined using the expected present value of future cash flows) and the carrying amount of the reporting unit goodwill exceeded the implied fair value of that goodwill. The impairment charge is included as part of goodwill and other intangible assets in the accompanying consolidated statements of operation for the year ended December 31, 2002.

     Upon adoption of SFAS No. 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption.

     The goodwill is assigned to the cable and cellular segment and is not deductible for tax purposes.

     Net loss and loss per share for the year ended December 31, 2001, adjusted to exclude amortization expense for goodwill no longer amortized under SFAS 142, is as follows:

     Net loss:
         Reported net loss
                                                $   (23,113,837)
         Add back adjusted net loss
           Amortization of goodwill                      47,031
                                                ---------------
                                                $   (23,066,806)
                                                ===============

     Basic and diluted loss per common share:
         Reported net loss                      $         (0.78)
                                                ---------------
         Amortization of goodwill                             -

         Adjusted net loss                      $         (0.78)
                                                ===============

     10 OTHER ASSETS

     Other assets at December 31, 2001 and 2002 consisted of the following:

                                                                At December 31,
                                                        ---------------------------------
                                                             2001               2002
                                                        ---------------   ---------------
     Deferred debt issue costs and bank debt, net (a)   $     8,852,320   $     7,680,649
     Deposits                                                 2,341,455         2,258,162
     Radio frequency rights, net (b)                         11,029,074        10,250,812
     Other (c)                                                3,991,204         5,123,311
                                                        ---------------   ---------------
                                                        $    26,214,053   $    25,312,934
                                                        ===============   ===============

     (a) Represent commissions paid to brokers and other expenses incurred at the time of, and directly related to, the issuance of the Senior Notes and prepaid interest on bank debt. For the years ended December 31, 2000, 2001 and 2002, amortization of deferred debt issue cost and bank debt amounted to $1,958,610, $2,253,822 and $3,301,996, respectively, and are included as part of interest expense in the accompanying consolidated statements of operations.

     (b) Represent payments for the frequency usage rights to expand the cellular and PCS capacity of the Company in the Dominican Republic, as well as for the acquisition of the radio frequency rights in El

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

          Salvador, Guatemala and Panama, as part of the Company's expansion plans in Central America. For the years ended December 31, 2000, 2001 and 2002, the amortization expense amounted to $320,186, $660,086 and $778,262, respectively, and is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations. The fair value of these assets at December 31, 2002 is higher than the book value and was determined based on market price of these assets, based on information provided by independent appraisals.

     (c) At December 31, 2001 and 2002 other include deferred commissions related to prepaid calling cards of $2,175,183 and $3,036,104, respectively. Also, at December 31, 2001 and 2002, this account includes $1,325,398 and $1,566,774 corresponding to the net deferred asset associated with cellular and PCS service plans offered which include handset equipment. The price per minute of such service plans is higher than other regular service plans offered by the Company. At December 31, 2001 and 2002, the amortization expense associated with net deferred assets of cellular and PCS service plans was $390,977 and $2,176,802 and is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

     11 BORROWED FUNDS - BANKS

     Funds borrowed by the Company consist of:

                                                          At December 31,
                                                   ---------------------------------
                                                         2001             2002
                                                   ---------------   ---------------
        Funds denominated in US dollars (a)        $    80,830,945   $    32,774,334
        Funds denominated in Dominican pesos (b)         6,041,056                 -
                                                   ---------------   ---------------
                                                   $    86,872,001   $    32,774,334
                                                   ===============   ===============

     (a) At December 31, 2001 and 2002, these amounts represent loans with local and international banks that accrue interest at annual rates ranging from 5.25% to 12.5% in 2001 and ranging from 4.6% to 14% in 2002. At December 31, 2002, these amounts include a short-term loan secured by a certificate of deposit of $1,500,000.

     (b) At December 31, 2001, these loans represented RD$103,000,000 bearing interest at rates ranging from 15% to 16.50% per annum.

     Normally these loans are renewable at maturity but technically are due on demand.

     At December 31, 2002, the Company had available unused lines of credit with local and international banks for approximately $7,800,000.

     12 COMMERCIAL PAPER

     At December 31, 2001 and December 31, 2002, commercial paper issued by the Company consisted of:

                                                       At December 31,
                                                ---------------------------------
                                                      2001             2002
                                                ---------------   ---------------
     Commercial paper in US dollars (a)         $    26,914,427   $    47,541,631
     Commercial paper in  Dominican pesos (b)         3,481,888         4,074,599
                                                ---------------   ---------------
          Total commercial paper                     30,396,315        51,616,230
     Less short-term commercial paper                29,242,556         9,907,583
                                                ---------------   ---------------
     Long-term commercial paper                 $     1,153,759   $    41,708,647
                                                ===============   ===============

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     (a) At December 31, 2001 and 2002, these instruments accrue interest at annual rates from 8% to 12% and from 8% to 14.9%, respectively.

     (b) At December 31, 2001 and 2002, consists of RD$59,366,190 and RD$91,678,478, respectively, and were accruing interest at annual rates ranging between 13% and 16% in 2001 and between 18% and 26% in 2002.

     Commercial paper issued by the Company are not callable until maturity. These obligations are issued through the related company "Acciones y Valores, S. A." to a related bank through "Valores Profesionales, S. A." At December 31, 2001 and 2002, the Company has a facility that allows for the issuance of additional commercial paper in the amount of $13,085,573 and RD$140,633,210 (equivalent to $8,249,317) and of $12,458,368 and
     RD$168,321,525 (equivalent to $7,480,957), respectively.

     The following is a schedule of the maturity for such debt at December 31, 2002:

     One to three months                               $   3,472,487
     Three to six months                                   2,997,215
     Six months to one year                                3,437,881
     More than one year                                   41,708,647
                                                       =============

     13 CAPITAL LEASES

     The Company has entered into various capital lease contracts with a related party. These contracts will mature at various dates during the next four years. Assets recorded under these capital leases consist of:

                                                             At December 31,
                                                    ---------------------------------
                                                         2001             2002
                                                    ---------------   ---------------
     Communications equipment and other equipment   $    41,959,139   $    41,596,684
     Transportation                                       1,276,815         1,276,815
     Machinery and equipment                                307,748           307,748
                                                    ---------------   ---------------
                                                         43,543,702        43,181,247
     Less accumulated depreciation                       11,169,666        13,941,685
                                                    ---------------   ---------------
                                                    $    32,374,036   $    29,239,562
                                                    ===============   ===============

     During 2002 the Company renegotiated these capital lease contracts. This resulted in lower monthly payments and the extension of their maturity through 2007.

     A schedule of the lease payment requirements under these capital leases is as follows:

           Year ending December 31,

           2003                                     $      5,017,861
           2004                                            5,017,861
           2005                                            5,017,861
           2006                                            5,017,861
           2007                                            1,254,656
                                                    ----------------
           Total lease payments                           21,326,100
           Less related taxes                              2,285,267
                                                    ----------------
           Minimum lease payments                         19,040,833
           Less amount representing interest               4,509,512
                                                    ----------------

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

               (12% to 12.875% per annum)
           Present value of capital lease
               obligations                                14,531,321
           Less current maturities of capital
               lease obligations                           2,738,413
                                                    ----------------
           Capital lease obligations                $    $11,792,908
                                                    ================

     14 OTHER LIABILITIES

     Other liabilities at December 31, 2001 and 2002 consisted of the following:

                                                At December 31,
                                        ---------------------------------
                                            2001               2002
                                        ---------------   ---------------
     Customer advances                  $     2,467,875   $     2,008,018
     Deferred revenues:
         Calling cards                        7,112,025        11,423,671
         Installations and activation         4,718,921         1,044,111
     Other                                      345,191           434,446
                                        ---------------   ---------------
                                        $    14,644,012   $    14,910,246
                                        ===============   ===============

     Effective January 1, 2000, the Company adopted the Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition" issued by the Securities and Exchange Commission (SEC). The adoption of SAB 101 resulted in a change in the revenue recognition policy regarding installation and activation revenues. Such change required the Company to recognize net revenues from installation and activation over average service life, which based on the experience of the Company is 35 months. This change in the revenue recognition method required the Company to recognize a cumulative effect of accounting change in net revenues from installations and activations of $16,452,799, which is presented as a separate item in the accompanying consolidated statements of operations. The adoption of this bulletin did not affect the cash flows of the Company.

     Effective October 1, 2001, the Company updated its estimate of the average service life of its customers for purposes of the recognition of deferred income from activations and installations. As a result, the service life was revised from 35 to 24 months. This revision was made based on the estimated average service life of the Company's customers during the previous three years. The effect in operations of the change in the estimated average service life was not significant.

     At December 31, 2000 and 2001, the Company recognized revenue of $8,940,040 and $7,512,759, respectively, of previously defered revenues associated with the accounting change resulting from the adoption of SAB 101 at January 1, 2000. This revenue is included as part of revenue from installation and activation in the accompanying consolidated statements of operations.

     15 LONG-TERM DEBT

     Long-term debt at December 31, 2002 and 2001 consists of the following:

                                                                                      2001               2002
                                                                                      ----               ----
     Senior Notes (a)                                                             $   200,000,000      200,000,000

     Related parties (note 6)                                                                           28,601,131

     Bank loans:

     Loans denominated in Dominican pesos equivalent to                                10,931,012        7,279,465

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     RD$191,292,710 and RD$163,787,963 at December 31, 2001 and 2002,
     respectively. These loans are payable in fixed monthly installments and cause an annual interest rates ranging between 15% and 18% and interest at a rate of 32% per annum. As of December 31, 2001 and 2002, respectively.
     These loans are secured by transmission and telecommunication equipment with an approximate book value of $6.8 million in 2001 and $6.4 million in 2002.

     Loans denominated in Dominican pesos equivalent to RD$260,900,000 and
     RD$207,400,000 as of December 31, 2001 and 2002, respectively. These loans cause annual interest at 17.50% and from 27% to 30% as of December
     31, 2001 and 2002, respectively, which can be adjusted every 30 to 60 days as per market conditions. One of these loans is secured by telecommunication equipment with an approximate book value of
     US$1.3 million.                                                                   15,302,053        9,217,777

     Loans with variable interest between 5.39% and 8.87% per annum between
     4.62% and 7.95% p. a. as of December 31, 2001 and 2002, respectively.
     These loans are payable in installments up to 2007. One of these loans is secured by transmission equipment with an approximate book value of
     $15.9 million in 2001 and $14.8 million in 2002. At December 31, 2001 a loan with a book value of $5,555,548 includes the maintenance of certain financial ratios. As of December 31, 2001 the Company failed to meet certain covenant requirements, for which the financial institution issued the Company a waiver as of that date. During the year 2002 the
     Company and the bank renegotiated the contract terms and eliminated the
     required compliance with financial ratios.                                        52,315,571       61,831,443

     Loans which cause interest at rates ranging between 9.5% and 12% per annum and between 9.5% and 14% per annum as of December 31, 2001 and
     2002, respectively. These loans have maturities up to year 2007. Some of the loans are secured by liens on telecommunication equipment and mortgage with a book value of approximately $19.6 million in 2001 and
     $15.8 million in 2002. There is a loan with a book value of $27,235,700 and $23,344,884 at December 31, 2001 and 2002, respectively, which is secured by an irrevocable stand by letter of credit issued by a related
     financial institution.                                                            42,404,644       55,877,148

     Revolving  line  of  credit  due on May  2002.  This  loan  bears interest at 5.25% as of December  31,  2001.  This line of credit is  guaranteed  by Tricom,  S. A. (Parent  Company) and a related
     financial institution.                                                            15,000,000                -
                                                                                  ---------------   --------------

                       Total bank loans and related parties                           135,953,280      162,806,964
                                                                                  ---------------   --------------

                       Total long-term debt                                           335,953,280      362,806,964

            Less current portion of long-term debt                                     30,493,532       30,724,888
                                                                                  ---------------   --------------

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

                  Long-term debt, excluding
                    current portion                       $   305,459,748   $   332,082,076
                                                          ===============   ===============

     The aggregate principal maturities due on these long-term debt obligations from December 31, 2002 is as follows:

            Year ending December 31,

         2003                             $   30,724,888
         2004                                235,035,590
         2005                                 29,801,643
         2006                                 28,659,677
         2007 and thereafter                  38,585,166
                                          ==============

     (a) Senior Notes

     On August 15, 1997, the Company issued $200,000,000 aggregate principal amount of 11 3/8% Senior Notes due in 2004 (the "Senior Notes"). Interest on the Senior Notes is payable in semi-annual installments on March 1st and September 1st of each year.

     At December 31, 2002, the Company is in the process of extending the maturity of the Senior Notes. The Company is in the process of completing the filing of a registration statement with the U.S. Securities and Exchange Commission (SEC) (see note 3)..

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

     The Senior Notes are guaranteed fully, unconditionally, jointly and severally by each of the Company's restricted subsidiaries, as defined in the indenture for the Senior Notes, each of which is wholly owned by the Company. Separate financial statements of each of the guarantor subsidiaries have not been presented herein because management has determined that such separate financial statements would not be material to the holders of the Senior Notes.

     Summarized condensed consolidated financial information of TRICOM, S. A. (Parent Company), the subsidiaries guarantors on a combined basis (GFN Comunicaciones, TRICOM Centroamerica, S. A., Call Tel Corporation, TRICOM USA and Subsidiaries, Tricom Latinoamerica, S. A., Tricom, S. A. -Panama-and TCN Dominicana, S. A.) and the subsidiary not guarantor (Tricom Panama,
     S. A. - formerly Cellular Communications of Panama, S. A.-) at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 is as follows (see note 1):

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     BALANCE SHEET DATA AT DECEMBER 31, 2001

                                          Tricom, S.A.     Subsidiaries      Subsidiaries      Consolidating
             ASSETS                        Parent Co.       Guarantors       Not Guarantor      Adjustments      Total Consolidated
                                        ---------------   ---------------   ---------------   ---------------    ------------------
Current assets:
  Cash on hand and in banks             $    11,200,148   $     1,182,280   $       193,622   $             -    $       12,576,050
  Accounts receivable, net                   87,640,800        17,706,131           835,546       (71,683,824)           34,498,653
  Other current assets                       27,076,558         2,287,371           365,075                 -            29,729,004
                                        ---------------   ---------------   ---------------   ---------------    ------------------
    Total current assets                    125,917,506        21,175,782         1,394,243       (71,683,824)           76,803,707

Property and equipment net                  581,160,158       100,344,145         4,412,329                 -           685,916,632
Other non-current assets                     84,173,618        16,452,492           799,973       (34,731,796)           66,694,287
                                        ---------------   ---------------   ---------------   --------------     ------------------
      Total assets                      $   791,251,282   $   137,972,419         6,606,545   $  (106,415,620)   $      829,414,626
                                        ===============   ===============   ===============   ===============    ==================

                                          Tricom, S.A.     Subsidiaries     Subsidiaries Not   Consolidating
LIABILITIES AND STOCKHOLDERS' EQUITY       Parent Co.       Guarantors         Guarantor        Adjustments      Total Consolidated
                                        ---------------   ---------------   ---------------   ---------------    ------------------
Current liabilities:
  Notes payable                         $   158,259,504   $    15,424,951   $             -   $             -    $      173,684,455
  Current portion of capital leases           6,643,766                 -                 -                 -             6,643,766
  Accounts payable                           33,536,089        72,631,604         2,642,195       (71,683,824)           37,126,064
  Other current liabilities                  25,986,347         8,790,651           139,814                 -            34,916,812
                                        ---------------   ---------------   ---------------   ---------------    ------------------

    Total current liabilities               224,425,706        96,847,206         2,782,009       (71,683,824)          252,371,097

Other non-current liabilities               313,291,919        8,340,609              6,511                 -           321,639,039
                                        ---------------   ---------------   ---------------   ---------------    ------------------

    Total liabilities                       537,717,625       105,187,815         2,788,520       (71,683,824)          574,010,136

Minority Interest                                     -                 -                 -         1,870,833             1,870,833

Stockholders' equity                        253,533,657        32,784,604         3,818,025       (36,602,629)          253,533,657
                                        ---------------   ---------------   ---------------   ---------------    ------------------

    Total liabilities and
      stockholders' equity              $   791,251,282   $   137,972,419   $     6,606,545   $  (106,415,620)   $      829,414,626
                                        ===============   ===============   ===============   ===============    ==================

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     BALANCE SHEET DATA AT DECEMBER 31, 2002:

                                          Tricom, S.A.     Subsidiaries      Subsidiaries      Consolidating
             ASSETS                        Parent Co.       Guarantors       Not Guarantor      Adjustments      Total Consolidated
                                        ---------------   ---------------   ---------------   ---------------    ------------------
Current assets:
  Cash on hand and in banks             $     5,618,403   $       387,612   $        74,288   $             -    $        6,080,303
  Accounts receivable, net                   74,521,264        14,779,057         1,252,796       (65,407,983)           25,145,134
  Other current assets                       24,068,343         3,656,119           521,211                 -            28,245,673
                                        ---------------   ---------------   ---------------   ---------------    ------------------
    Total current assets                    104,208,010        18,822,788         1,848,295       (65,407,983)           59,471,110

Property and equipment net                  547,152,376       118,112,502         2,855,314                 -           668,120,192

Other non-current assets                     93,573,115        12,230,719           758,860       (51,924,913)           54,637,781
                                        ---------------   ---------------   ---------------   ---------------    ------------------

      Total assets                      $   744,933,501   $   149,166,009   $     5,462,469   $  (117,332,896)   $      782,229,083
                                        ===============   ===============   ===============   ===============    ==================

                                          Tricom, S.A.     Subsidiaries     Subsidiaries Not   Consolidating
LIABILITIES AND STOCKHOLDERS' EQUITY       Parent Co.       Guarantors         Guarantor        Adjustments      Total Consolidated
                                        ---------------   ---------------   ---------------   ---------------    ------------------
Current liabilities:
  Notes payable                         $    77,049,699   $       624,005   $     1,568,693   $             -    $       79,242,397
  Current portion of capital
leases                                        2,738,413                 -                 -                 -             2,738,413
  Accounts payable                           24,912,223        73,240,436         1,419,435       (65,407,983)           34,164,111
  Other current liabilities                  22,108,633         9,858,567           780,436                 -            32,747,636
                                        ---------------   ---------------   ---------------   ---------------    ------------------

  Total current liabilities                 126,808,968        83,723,008         3,768,564       (65,407,983)          148,892,557

Other non-current liabilities               372,739,159        15,211,993                 -                 -           387,951,152
                                        ---------------   ---------------   ---------------   ---------------    ------------------

    Total liabilities                       499,548,127        98,935,001         3,768,564       (65,407,983)          536,843,709

Minority interest                                     -                 -                 -                 -                     -

Stockholders' equity                        245,385,374        50,231,008         1,693,905       (51,924,913)          245,385,374
                                        ---------------   ---------------   ---------------   ---------------    ------------------

    Total liabilities and
      stockholders' equity              $   744,933,501   $   149,166,009   $     5,462,469   $  (117,332,896)   $      782,229,083
                                        ===============   ===============   ===============   ===============    ==================

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

    STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000:

                                          Tricom, S.A.     Subsidiaries      Subsidiaries      Consolidating
                                           Parent Co.       Guarantors       Not Guarantor      Adjustments      Total Consolidated
                                        ---------------   ---------------   ---------------   ---------------    ------------------
Operating revenues                      $   188,897,636   $    65,697,691   $             -   $   (30,297,672)   $      224,297,655
Operating costs                            (150,954,070)      (62,619,372)                -        30,297,672          (183,275,770)
                                        ---------------   ---------------   ---------------   ---------------    ------------------
    Operating income                         37,943,566         3,078,319                 -                 -            41,021,885

Other expenses, net                         (28,716,402)       (1,273,401)                -        (1,216,541)          (31,206,344)
                                        ---------------   ---------------   ---------------   ---------------    ------------------
    Earnings before income taxes
      and cumulative effect of
      accounting change                       9,227,164         1,804,918                 -        (1,216,541)            9,815,541
Income taxes                                          -          (588,377)                -                 -              (588,377)
                                        ---------------   ---------------   ---------------   ---------------    ------------------
    Earnings before cumulative
    effect of accounting change               9,227,164         1,216,541                 -        (1,216,541)            9,227,164

Cumulative effect of change in
  Accounting for installations
  and activation revenues                   (16,452,799)                -                 -                 -           (16,452,799)
                                        ---------------   ---------------   ---------------   ---------------    ------------------

      Net earnings (loss)               $    (7,225,635)  $     1,216,541   $             -   $    (1,216,541)   $       (7,225,635)
                                        ===============   ===============   ===============   ===============    ==================

    STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001

                                          Tricom, S.A.     Subsidiaries    Subsidiaries Not    Consolidating
                                           Parent Co.       Guarantors         Guarantor        Adjustments      Total Consolidated
                                        ---------------   ---------------  ----------------   ---------------    ------------------
Operating revenues                      $   185,307,689   $    80,126,179  $        489,202   $   (22,150,885)   $      243,772,185
Operating costs                            (169,708,189)      (77,618,572)       (4,112,730)       22,150,885          (229,288,606)
                                        ---------------   ---------------  ----------------   ---------------    ------------------
    Operating income                         15,599,500         2,507,607        (3,623,528)                -            14,483,579

Other expenses, net                         (38,713,337)       (1,276,722)              717         1,128,223           (38,861,119)
                                        ---------------   ---------------  ----------------   ---------------    ------------------
    Earnings (loss) before income
      taxes and minority interest           (23,113,837)        1,230,885        (3,622,811)        1,128,223           (24,377,540)
Income taxes                                          -          (511,376)                -                 -              (511,376)
                                        ---------------   ---------------  ----------------   ---------------    ------------------
    Earnings (loss) before
    minority interest                       (23,113,837)          719,509        (3,622,811)        1,128,223           (24,888,916)

  Minority interest                                   -                 -                 -         1,775,079             1,775,079
                                        ---------------   ---------------  ----------------   ---------------    ------------------

      Net earnings (loss)               $   (23,113,837)  $       719,509  $     (3,622,811)  $     2,903,302    $      (23,113,837)
                                        ===============   ===============  ================   ===============    ==================

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

    STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002:

                                          Tricom, S.A.     Subsidiaries      Subsidiaries      Consolidating
                                           Parent Co.       Guarantors       Not Guarantor      Adjustments      Total Consolidated
                                        ---------------   ---------------   ---------------   ---------------    ------------------

Operating revenues                      $   182,211,853   $   103,818,368   $     2,741,653   $   (30,732,289)   $      258,039,585
Operating costs                            (182,842,619)     (114,365,097)       (8,492,407)       30,732,289          (274,967,834)
                                        ---------------   ---------------   ---------------   ---------------    ------------------
    Operating loss                             (630,766)      (10,546,729)       (5,750,754)                -           (16,928,249)

Other expenses, net                         (75,140,569)         (387,170)             (365)       14,980,350           (60,547,754)
                                        ---------------   ---------------   ---------------   ---------------    ------------------
    Loss before income taxes and
      minority interest                     (75,771,335)      (10,933,899)       (5,751,119)       14,980,350           (77,476,003)

Income taxes                                   (782,027)         (166,165)                -                 -              (948,192)
                                        ---------------   ---------------   ---------------   ---------------    ------------------
    Loss before
      minority interest                     (76,553,362)      (11,100,064)       (5,751,119)       14,980,350           (78,424,195)

Minority interest                                     -                 -                 -         1,870,833             1,870,833

                                        ---------------   ---------------   ---------------   ---------------    ------------------
      Net loss                          $   (76,553,362)  $   (11,100,064)  $    (5,751,119)  $    16,851,183    $      (76,553,362)
                                        ===============   ===============   ===============   ===============    ==================

     CASH FLOW DATA FOR THE YEAR ENDED DECEMBER 31, 2000:

                                          Tricom, S.A.     Subsidiaries      Subsidiaries      Consolidating
                                           Parent Co.       Guarantors         Guarantor        Adjustments      Total Consolidated
                                        ---------------   ---------------   ---------------   ---------------    ------------------
Net cash provided by (used in)
  Operating activities                  $    54,506,114   $   (12,167,080)  $             -   $             -    $       42,339,034
Net cash used in investing
  activities                               (161,904,855)      (21,770,121)                -        34,280,000          (149,394,976)
Net cash provided by financing
  activities                                111,795,928        34,280,000                 -       (34,280,000)          111,795,928
                                        ---------------   ---------------   ---------------   ---------------    ------------------
    Net increase in cash on
      Hand and in banks                       4,397,187           342,799                 -                 -             4,739,986
Cash on hand in banks at
  beginning of the year                      12,844,764           614,802                 -                 -            13,459,566
                                        ---------------   ---------------   ---------------   ---------------    ------------------
Cash on hand and in banks at
  the end of the year                   $    17,241,951   $       957,601   $             -   $             -    $       18,199,552
                                        ===============   ===============   ===============   ===============    ==================

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

    CASH FLOW DATA FOR THE YEAR ENDED DECEMBER 31, 2001:

                                          Tricom, S.A.     Subsidiaries     Subsidiaries Not   Consolidating
                                           Parent Co.       Guarantors         Guarantor        Adjustments      Total Consolidated
                                        ---------------   ---------------   ----------------  ---------------    ------------------
Net cash provided by (used in)
  operating activities                  $    31,164,129   $     5,983,861   $    (3,145,534)  $             -    $       34,002,456
Net cash used in investing
  activities                               (186,848,944)      (22,587,259)       (2,597,256)       33,053,654          (178,979,805)
Net cash provided by financing
  activities                                149,643,012        16,828,077         5,936,412       (33,053,654)          139,353,847
                                        ---------------   ---------------   ---------------   ---------------    ------------------
    Net increase (decrease)
      in cash on Hand and in
      banks                                  (6,041,803)          224,679           193,622                 -            (5,623,502)

Cash on hand and in banks at
  beginning of the year                      17,241,951           957,601                 -                 -            18,199,552
                                        ---------------   ---------------   ---------------   ---------------    ------------------
Cash on hand and in banks at
  the end of the year                   $    11,200,148   $     1,182,280   $       193,622   $             -    $       12,576,050
                                        ===============   ===============   ===============   ===============    ==================

    CASH FLOW DATA FOR THE YEAR ENDED DECEMBER 31, 2002

                                          Tricom, S.A.     Subsidiaries    Subsidiaries Not    Consolidating
                                           Parent Co.       Guarantors         Guarantor        Adjustments      Total Consolidated
                                        ---------------   ---------------   ---------------   ---------------    ------------------

Net cash provided by (used in)
  operating activities                  $   (15,957,985)  $    35,380,401   $    (5,814,460)  $             -    $       13,607,956
Net cash provided by (used in)
  investing activities                      (32,360,921)      (29,684,007)          499,433         3,627,000           (57,918,495)
Net cash provided by (used in)
  financing activities                       42,737,161        (6,491,062)        5,459,493        (3,627,000)           38,619,317
                                        ---------------   ---------------   ---------------   ---------------    ------------------
     Net decrease in cash on
       Hand and in banks                     (5,581,745)         (794,668)         (119,334)                -            (6,495,747)
Cash on hand in banks at
  beginning of the year                      11,200,148         1,182,280           193,622                 -            12,576,050
                                        ---------------   ---------------   ---------------   ---------------    ------------------
Cash on hand and in banks at
  the end of the year                   $     5,618,403   $       387,612   $        74,288   $             -    $        6,080,303
                                        ===============   ===============   ===============   ===============    ==================

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     16    STOCKHOLDERS' EQUITY

     The authorized capital stock of the Company consists of 55,000,000 shares of Class A common stock and 25,000,000 shares of Class B common stock.

     All of the Company's outstanding shares are duly authorized, validly issued and fully paid. Both classes of capital stock vote together as a single class, except on any matter that would adversely affect the rights of either class. The Class A common stock have one vote per share and the Class B stock have ten votes per share. The economic rights of each class of capital stock are identical.

     During the second quarter of 2000, the Company sold 4,000,000 Class A common shares in a public offering for US$74.0 million, less issue costs of $6,852,774. The proceeds of this issuance were used for capital expenditures to increase the capacity and coverage of local access, mobile and data networks, expand international facilities to support increased traffic volume and to fund working capital.

     In October 2001, the Company issued 3,375,000 class A shares to the previous shareholders of TCN Dominicana, S. A. as part of the purchase price of the Company. The value of these shares amounted to approximately $21.7 million, determined based on the average price of the shares of TRICOM, S.A. immediately before and after the date the agreement was announced.

     During the last quarter of 2001, the Company completed a Rights Offering of common stock to shareholders, including Oleander Holding, one of the Company's major shareholders, which is a subsidiary of GFN Corporation, Ltd. As a result of this offer, the Company issued 11,170,920 class A shares for a total net proceeds of approximately $43.3 million, net of issuance cost of $1,331,096.

     At December 31, 2002, the Company received a $70 million equity investment from a group of private investors, including the Company's chairman and chief executive officer. The proceeds from this issuance, net of issue cost of $1,594,921 were used to repay short-term debt, thus reducing the Company's interest requirements. The Company issued 21,212,121 shares of the Company's Class A common stock at a price of $3.30 per share.

     17    EXPENSE IN LIEU OF INCOME TAXES

     Through August 31, 2002, TRICOM, S.A. (Parent Company) paid its income tax based on the terms of a concession agreement signed with the government of the Dominican Republic that stipulated a fixed rate of 10% on gross revenues after deduction of local network charges plus 10% of all long distance revenues. This tax was never to be less than RD$18,000,000 (equivalent to $800,000). Total tax paid under this concession amounted to $10,173,983, $12,646,103 and $5,896,644 for the years ended December 31,
     2000 and 2001 and the eight month period ended August 31, 2002, respectively, and is presented as part operating cost in the accompanying consolidated statements of operations.

     18    INCOME TAXES

     TRICOM, S.A. (Parent Company) and its subsidiaries operate in several jurisdictions and under different tax regimes, of which the most relevant operations are located in the Dominican Republic, the United States of America and Panama. Accordingly, each subsidiary must file income and other tax returns for its operations in such jurisdictions. Because of the differences in the tax legislations in each country, each of the individual subsidiaries must file separate income tax returns instead of one on a consolidated basis. Therefore, the information about corporate income tax expense for the years ended December 31, 2000, 2001 and 2002, respectively, represents the sum of the tax obligations of each of the consolidated subsidiaries.

     The income tax expenses are as follow:

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

                                            Current          Deferred           Total
Year ended December, 2000
  U.S. Federal                          $       (96,487)         (491,890)         (588,377)
                                        ===============   ===============   ===============
Year ended December, 2001
  U.S. Federal                          $        (1,215)         (374,318)         (375,533)
  Dominican Republic (a)                       (135,843)                -          (135,843)
                                        ---------------   ---------------   ---------------
                                        $      (137,058)         (374,318)         (511,376)
                                        ===============   ===============   ===============
Year ended December, 2002
  U.S. Federal                          $             -           164,268           164,268
  Dominican Republic (a)                     (1,112,460)                -        (1,112,460)
                                        ---------------   ---------------   ---------------
                                        $    (1,112,460)          164,268          (948,192)
                                        ===============   ===============   ===============

     (a) At December 31, 2001 and 2002, the applicable taxes of the companies in the Dominican Republic were determined based on the 1.5% of gross operating income of the Company for the three month and seventeen day period ended December 31, 2001, and for the year ended December 31, 2002, in the case of the subsidiary TCN, and for a four month period ended December 31, 2002 in the case of TRICOM, S.A. (Parent Company), as established by fiscal regulations.

Effective September 1, 2002 TRICOM, S. A. (Parent Company) elected to pay its corporate income tax in accordance with the Tax Code of the Dominican Republic, as amended. This Code establishes a tax that is the higher of 25% of net taxable income or 1.5% of gross revenues. As a result of this new tax regime, TRICOM, S.
A. (Parent Company) paid $782,027 in 2002, based of 1.5% of its gross revenues, and is presented as income tax expense in the accompanying consolidated statements of operations for the year ended December 31, 2002

      The components of deferred tax assets and liabilities are as follows:

                                             2000              2001              2002
Deferred tax assets:
  Deferred revenues                     $       211,304           910,711           679,046
  Property, plant and equipment in the
    Dominican Republic                                -                 -         7,803,033
  Net operating loss carry
    forward                                     195,064           487,340           532,455
  Tax credit carry forward                      132,961           132,961            96,369
  Other                                         261,679            93,625                 -
                                        ---------------   ---------------   ---------------
Gross deferred tax assets                       801,008         1,624,637         9,110,903

Allowance valuation                                   -                 -        (7,803,033)
                                        ---------------   ---------------   ---------------

  Deferred tax assets, net                      801,008         1,624,637         1,307,870
                                        ---------------   ---------------   ---------------

Deferred tax liabilities
  Property and equipment in USA                 974,867         1,588,780         1,148,285
  IRC SEC 481 (a) adjustment                          -           559,071           229,590
  Accrued commission                                  -                 -           264,216
  Other - net                                         -            24,963            49,688
                                        ---------------   ---------------   ---------------
Total deferred tax liabilities                  974,867         2,172,814         1,691,779
                                        ---------------   ---------------   ---------------

  DEFERRED TAX, NET                     $      (173,859)         (548,177)         (383,909)
                                        ===============   ===============   ===============

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

     At December 31, 2002, the subsidiary in the United States has unused net operating loss carryover as follows:

     Expires 2013                       $       561,115
     Expires 2015                                38,173
     Expires 2017                             1,337,981
                                        ---------------

     19    PENSION BENEFITS

     Effective September 1, 2000, AFP Siembra, S. A., a related pension management company, assumed the administration of the Company's pension plan as individual defined contribution accounts similar to the United States 401(k) plan. The plan management company maintains the investments on behalf of plan participants and reports changes in the value of the individual accounts using the unit investment system. Under this plan, each participant has his or her own individual capitalization account, which was opened with total contributions and benefits accrued in the predecessor pension plan. Under this arrangement, the Company contributes 5% of the employee's salary and the employee contributes 4%. During the four month period ended December 31, 2000 and for the years ended December 31, 2001 and 2002, the Company's expense for this plan was approximately $207,000 and $739,000 and $662,505, respectively, and is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

     The pension management company guarantees a minimum return of 1.5% over the mean of the average bid interest rate offered by certificates of deposit from Dominican commercial and multiple service banks reported by the Central Bank of the Dominican Republic, determined monthly, considering the date in which the funds entered the individual account.

     The pension management company commits to permanently maintain on deposit with banks 90% of the instruments that comprise the total amount of the portfolio of funds being managed. The cost of this service is RD$50 (approximately $2) per employee per month, which is deducted monthly from the contributions that the employer (the Company) makes. The pension management company earns 1% annually on the cumulative balance of each account under its management.

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

     The Company made annual contributions to the Plan based on contribution levels determined by independent actuaries. The Company's pension expense was approximately $531,000 in the year ended December 31, 2000, and is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

     20    COMMITMENTS AND CONTINGENCIES

     A summary of commitments and contingencies at December 31, 2001 and 2002 is as follows:

     (a)   Commitments

          (i) TRICOM maintains contracts with foreign entities for the traffic of overseas calls. Such contracts require each entity to obtain the necessary facilities to establish, maintain and operate

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

                  its respective terminals. The cost of each contract is based upon negotiated rates, which are computed based on the amount of traffic each month. For the years ended December 31, 2000, 2001 and 2002 this cost was $4,916,317, $6,622,358 and
                  $9,963,739, respectively, and is included in the cost of satellite connections, carriers and interconnection charge in the accompanying consolidated statements of operations.

          (ii) On May 8, 1997, the Federal Communications Commission (FCC) issued an order to adopt the provisions of the Telecommunications Act of 1996 relating to the preservation and advancement of universal telephone service (the "Universal Service Fund"). The Universal Service Order requires all telecommunications carriers providing interstate telecommunications services to contribute to universal service by contribution to a fund (the "Universal Service Fund"). Universal Service Fund contributions were assessed based upon intrastate, interstate and international end-user gross telecommunications revenue effective January 1 through December 31.

                  At December 31, 2000, 2001 and 2002 the Company contributed $251,386, $50,067 and $48,713, respectively, to the "Universal Service Fund" on end-user telecommunications revenue of $3,582,572 in 2000, $710,299 in 2001 and $675,567 in 2002. The
                  contribution paid is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

          (iii) The subsidiary dedicated to televised cable systems operations has contracts with television and network companies around the world for the transmission of its programming content in the Dominican Republic. Such companies require monthly payments that range between $0.10 and $5.85 per subscriber in 2001 and between $0.08 and $12.5 per subscriber in 2002. The term of these contracts fluctuate between two and three years and are renewable at the option of the parties. As of December 31, 2001 and 2002, the total amount of these payments was $941,375 and $6,541,489, respectively, which is included as part of the programming costs in the accompanying consolidated statements of operations.

          (iv) The telecommunications law of the Dominican Republic (Law 153-98) establishes that the companies operating in this sector pay to the Instituto Dominicano de Telecomunicaciones (INDOTEL) a monthly fee equivalent to 2% of its international net income. As of December 31, 2000, 2001 and 2002, the expense for this concept was $364,434, $228,340 and $497,550, respectively, which is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

     (b)   Lease Obligations

     The Company maintains operating leases for the use of office space, telecommunications centers, commercial offices, warehouse, an automobile, an aircraft and others. These operating leases are renewable at the end of the lease period, which is usually one year. Expenses for these leases in 2000, 2001 and 2002 were approximately $1,754,000, $2,600,000 and
     $2,900,000, and are included in selling, general and administrative expenses in the consolidated statements of operations. The commitment for lease payments for the next five years is as follow:

                                 Year                   Amount
                                 ----                   ------
                            2003                   $     2,904,258
                            2004                         3,097,296
                            2005                         3,271,634
                            2006                         3,495,838
                            2007 and beyond             11,929,472
                                                   ===============

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     (c)   Legal Proceedings


          (i) In August 1999, a Dominican company and two individual plaintiffs sued the Company before Dominican courts for alleged losses and damages of up to approximately RD$200,000,000 (approximately $8,900,000) resulting from the imprisonment by Dominican authorities of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that the Company instigated following an irregular increase in telephonic traffic at certain telephone numbers. The court rejected the action for lack of evidence. However, the plaintiffs appealed, and the case is pending decision. After consulting with legal counsel, the Company believes that this matter will not have a material adverse effect on its results of operations and financial position in the case of an adverse decision.

          (ii) As of December 31, 2001 and 2002, the Company has been involved in other lawsuits and legal proceedings arising from the ordinary conduct of its business. Such claims generally relate to tortuous and contractual actions for damages. Claims pursuant to such suits and proceedings amount to approximately $7,400,000 (RD$126,000,000) in 2001 and $8,800,000 (RD$198,900,000) in 2002. Management has
                    evaluated these suits and proceedings and believes that the final resolution of these matters will not have a material adverse effect on the Company's results of operations and financial position.

                    No amounts have been recorded in the accompanying financial statements related to these legal proceedings.

          (iii) On May 8, 2001, BSC of Panama, S.A., a subsidiary of BellSouth, which owns one of the two cellular telecommunications concessions granted by the Panamanian government, requested that the Panamanian ENTE REGULADOR DE LOS SERVICIOS PUBLICOS, or ENTE, investigate TRICOM Panama, S.A. for violations of the Telecommunications Act and the ENTE's regulations. BellSouth claimed that TRICOM Panama:

                  - will use its iDEN(R) based trunking services to provide cellular telecommunications services, in violation of its license; and

                  - although the Comany proved that its iDEN(R) system has been modified to disable "hand off" capabilities, the fact that the equipment has these capabilities represents a breach of regulations and Company's license.

                  The ENTE has not issued any ruling on BellSouth's request, but has stated publicly that Panamanian regulations do not limit the provision of wireless services to a particular technology.

                  On August 24, 2001, BellSouth requested that the ENTE initiate a legal review before the Third Chamber of the Panamanian Supreme Court of Justice, of the interpretation given by the ENTE to the definition of "Conventional Trunking System Services." BellSouth alleges that the interpretation given by the ENTE to the definition of "Conventional Trunking System Services," found in Resolution No. JD-025 of December 12, 1996 violates several articles of the Telecommunications Act, including that the ENTE's interpretation allows a trunking service provider to use any wireless system, including any type of cellular systems, as long as the "Hand-Off" capabilities are disabled. BellSouth claims that this violates the Telecommunications Act, which states that cellular services are a Type A Service that can only be provided by BellSouth and the other holder of a Type A License, Cable & Wireless.

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

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

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

                  TRICOM Panama also submitted a motion to the Seventh Civil Court to dismiss BellSouth's tort claim and to invalidate the precautionary order, due to the court's lack of jurisdiction over a matter that should be decided by the ENTE. On September 28, 2001, TRICOM Panama filed a US$1,000,000 damages counterclaim against BellSouth for the public campaign set against TRICOM Panama by BellSouth and for the unfounded investigation requested before the ENTE.

                  The Company believe, based on the advice of its Panamanian legal counsel, that BellSouth should not succeed in its claims because:

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

                  On August 5, 2002, the judge in the Seventh Civil Court transferred the case to the Eleventh Civil Court of the First Judicial Circuit, which will continue the proceedings.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

                  On November 5, 2001, TRICOM Panama requested that the ENTE investigate BellSouth for violations of the Telecommunications Act and its concession agreement on account of the failure of BellSouth to (1) recognize the jurisdiction of the ENTE, (2) follow proper procedure in connection with the precautionary measure it obtained and (3) provide interconnection. This case is pending the Ente's decision on whether or not to press charges against BellSouth.

                  On November 13, 2001, upon the request of BellSouth, the Seventh Civil Court issued an order giving notice to Cable & Wireless of the precautionary order issued against TRICOM Panama in late August. TRICOM Panama and Cable & Wireless had negotiated the terms of an interconnection agreement with the intervention of the Ente. Upon judicial notice of the precautionary order against TRICOM Panama, Cable & Wireless refused to sign the interconnection agreement. The Ente imposed on Cable & Wireless sanctions of $5,000 per day until it signs the interconnection agreement with TRICOM Panama. On December 14, 2001, Cable & Wireless challenged the Ente's sanctions order on constitutional grounds before the Supreme Court. On June 19, 2002, the Supreme Court revoked Ente's resolution that imposed a daily fine of $5,000 per day on Cable & Wireless until it signs the interconnection agreement.

                  On November 16, 2001, TRICOM Panama sought protection from the First Superior Tribunal of Justice on account of the August 2001 precautionary order which violated its constitutional right to due process and trial before a body of competent jurisdiction. On December 7, 2001, the court declared the case inadmissible on procedural grounds, and on December 10, 2001, TRICOM Panama filed an appeal and motion for reconsideration.

                  On December 20, 2001, the Superior Tribunal decided the appeal of the precautionary order in favor of TRICOM Panama on the merits of the claims, thus, lifting the precautionary order. On February 27, 2002, BellSouth challenged this decision in the Supreme Court. This challenge has not been decided. On July 8, 2002, the Supreme Court confirmed the decision of the Superior Tribunal of the Supreme Court that rejected defenses to the August 21 precautionary order based upon procedural grounds. The Supreme Court's decision did not affect the decision on the merits of the Superior Tribunal.

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

                  On September 17, 2002, the Ente granted TRICOM Panama the license to offer international long distance communications services.

                  On October 24, 2002, the Ente granted TRICOM Panama the license to offer basic telecommunications services.

                  On April 4, 2003, the Supreme Court reinstated a precautionary order, originally issued on August 28, 2001, requiring TRICOM Panama to cease all activity directly or indirectly related to the installation and supply of telecommunications services using Motorola's iDEN(R) system. Notwithstanding the reinstatement of the order, the Company continue to use the iDEN(R) system to provide services. The Company's Panamanian legal counsel has advised that the reinstatement of the precautionary order is not necessarily indicative of the final decision on BSC's pending claims.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

                  On January 16, 2003, a trial started on BSC's actions to require that TRICOM Panama cease all activity directly or indirectly related to the installation and supply of telecommunication services using Motorola's iDEN(R) system and to recover damages. The 11th Civil Court of the First Judicial Circuit considered evidence and testimony presented by experts appointed by TRICOM Panama and by the court until March 19, 2003. TRICOM Panama has filed motions that challenge the authority of the court to decide the case, arguing that only the ENTE may consider the issues raised by BSC. Decisions on the trial and the Company's motion are pending. The Company understand that, anticipating a final judgment in its favor in the trial, BSC is preparing a criminal complaint against TRICOM Panama with respect to its failure to comply with the precautionary order, reinstated by the Supreme Court, requiring that TRICOM Panama cease all activity directly or indirectly related to the installation and supply of telecommunications services.

                  In February 2003, the ENTE ruled that voice and text mail services do not violate the terms of the concession granted to TRICOM Panama, thus allowing TRICOM Panama to legally provide those services under its trunking license.

                  Based on these facts, no reserve for losses was accrued in the accompanying consolidated financial statements as of December 31, 2001 and 2002. If BellSouth prevails in its claims, the Company may be forced to discontinue its business in Panama and, as a result, would not generate any revenue from the iDEN(R) operations in Panama, lose all or a material portion of the investment or be required to pay damages to BellSouth.

     (d)   Severance indemnities

     Companies based in the Dominican Republic maintain reserves under the provisions of U.S. Statement of Financial Accounting Standards "SFAS" No. 5 to cover the ultimate payment of severance indemnities. Severance expense amounted to $760,740, $1,987,129 and $2,043,077 in the years ended December 31, 2000, 2001 and 2002, respectively and is included as part of selling, general and administrative expenses in the accompanying consolidated statement of operations.

     (e)   Other

     During the year 2001, the fiscal authorities of the Dominican Republic audited the tax returns of the Company and its compliance with the tax law as it relates to withholdings and other taxes for the years 1999, 2000 and through June 2001. In June 2002, the Company received notice from the Dominican tax service claiming that it owed additional amounts in respect of taxes in lieu of income taxes for the period from January 1, 1999 through June 30, 2001 (the last day through which Dominican authorities have audited tax payments) and for withholding tax on the wholly-owned subsidiary, TRICOM Latinoamerica and on certain other payments.

     The Service claims the Company miscalculated the tax in lieu of income tax payable under the concession agreement. The concession agreement provided the Company pays, within the first ten days of each month (1) 10% of gross domestic revenues collected by the Company during the preceding month for telephone services, telegraph services, paging services, cellular services, local, national and international call services, as well as for any data transmission or broadcast services and other related telecommunications services minus access charges paid to other carriers for interconnection and (2) 10% of net settlement revenues collected from foreign correspondent carriers for the use of the Company's network for termination of international long distance calls. The Service claims that this tax was required to be calculated based upon accrued revenues rather than collections and seeks RD$98.8 million ($5.3 million), plus penalties and interest.

     The Service also claims that the Company was required to withhold and pay to the tax service 25% of the amount of the investment in TRICOM Latinoamerica, S. A., for approximately $35 million. The 25% withholding tax generally applies to payments from Dominican source income for services to non-Dominican vendors and to certain dividends. The Service seeks RD$168.1 million ($9.0 million), plus penalties and interest, with respect to this claim.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     The Company contested the notice with the Service, indicating that it was in full compliance with the terms in the concession agreement in calculating the tax based on collections rather than accrued revenues and that there is no requirement to withhold tax on investments in a wholly owned subsidiary. On August 27, 2002, the Service rejected substantially all of the Company's response and calculated the aggregate liability on the two claims, including penalties and interest, as RD $668.3 million ($35.5 million). The Service, however, agreed to drop the claims for withholding tax on other payments to non-Dominican service providers.

     The Company appealed the Tax Service determination to the Ministry of Finance and both the Company and the Tax Service have the right to appeal any determination by the Ministry of Finance to the tax courts. The Company considers that it has complied with its tax obligations. The Company considers that it has complied with its tax obligations, but if the Company is required to pay a substantial amount in assessments, penalties and interest, it would reduce funds available for operations and it would require the Company to obtain additional financing, which may not be available to the Company on commercially attractive terms or at all.

     As of December 31, 2002 TRICOM, S.A. (Parent company) has paid the Tax Service $1,134,679 in connection with the resolution of the assessments related to withholdings and VAT. This amount is presented as part of other expenses in the accompanying consolidated statements of operations.

     21    BUSINESS AND CREDIT CONCENTRATION

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

     22    LEGAL RESERVE

     Article 58 of the Code of Commerce of the Dominican Republic requires all companies to segregate at least 5% of their net earnings as a legal reserve until such reserve equals 10% of its paid- in capital. This reserve is not available for distribution as dividend, except in case of the dissolution of the corporation.

     23    STOCK OPTION PLAN

     On May 4, 1998, the Company initiated a Long-term Incentive Plan, in which certain employees could be granted options to purchase shares of the Company's common stock. The Plan is administered by the Board of Directors of the Company and has the authority to determine which employees will participate in the Plan.

     The Plan authorizes grants of options to purchase up to 750,000 authorized Company shares. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have a term of ten years and become exercisable after one and three years from the date of grant.

     At December 31, 2001 and 2002, there were 266,053 and 338,963 additional shares available for grant under the Plan, respectively.

     Changes in the number of shares subject to options are summarized as follows:

                                                                     Weighted Average
                                                    Options           Exercise Price
                                                  -----------       ------------------
           Balance, December 31, 1999               313,420               8.96
           Granted                                  207,245              20.45
           Surrendered                               (1,035)              8.06
                                                  -----------       ------------------
           Balance, December 31, 2000               519,630              13.53
           Granted (a)                              486,757               6.82
           Surrendered (a)                         (453,130)             13.90
           Balance, December 31, 2001               (69,310)              8.35
                                                  -----------       ------------------

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

           Granted                                  483,947               7.17
           Cancelled                                  2,000               3.00
           Surrendered                              (74,910)              7.42
                                                  -----------       ------------------
           Balance, December 31, 2002               411,037         $     7.11
                                                  ===========       ==================

     (a) In 2001, the Board of Directors approved a stock option repricing pursuant to which the Company's employees could elect to cancel granted options in exchange for new options with an exercise price of $7.00, which was the Company's common stock price on the New York Stock Exchange. Approximately 520,000 options were eligible for repricing, of which the Company cancelled 453,130 options and granted 241,994 options.

     The number of repriced options was also reduced proportionately. All other conditions were unchanged. Effective July 1, 2000, the FASB issued Financial Interpretation No. 44 (FIN 44) which amended APB 25 and requires "variable" accounting for all stock option repricing granted before six months of the cancelled date. As a result, these options will require variable accounting until they are exercised, cancelled, forfeited or expired. Under variable accounting, compensation expense must be measured by the difference between the exercise price and the market price of the Company's stock at each reporting period amortized over the vesting period. The effect of the application of FIN 44 during 2001 and 2002 was not significant.

     Exercise prices of options outstanding at December 31, 2002 ranged from $3 to $16. The following table provides certain information with respect to stock options outstanding at December 31, 2002:

                                                                    Options outstanding
                                           -----------------------------------------------------------------
                                                                                          Weighted Average
                                                                   Weighted Average    Remaining Contractual
      Range of exercise prices             Number Outstanding       Exercise Price              Life
                                           ------------------      ----------------    ---------------------
      $3.00-$5.00                                  7,000               $  3.46                  9.26
      $5.01 - $7.00                              383,812                  6.85                  8.26
      $7.01 - $9.00                                7,225                  8.10                  7.03
      $9.01 - $16.00                              13,000                 16.00                  7.50
                                           ------------------      ----------------    ---------------------

                                                 411,037               $  7.11                  8.23
                                           ==================      ================    =====================

                                                                         Options exercisable
                                                         ----------------------------------------------------
                                                                                          Weighted Average
      Range of exercise prices                               Number Exercisable            Exercise Price
      -----------------------------------------          -------------------------      ---------------------
      $3.00-$5.00                                            $        -                      $        -
      $5.01 - $7.00                                              42,143                            6.99
      $7.01 - $9.00                                               2,709                            8.10
                                                         -------------------------      ---------------------
      $9.01 - $16.00                                                  -                               -
                                                                 44,852
                                                         =========================

     The weighted-average fair value at date of grant for options granted during 2001 and 2002 were $2.60 and $1.90, respectively and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions.

                                                             2001        2002
                                                          ----------   ----------
      Expected life in years                                 7.50         7.50
      Interest rate                                          5.02         4.61

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

      Volatility                                            70.56        45.31
      Expected dividends                                        -            -
                                                          ==========   ==========

     Warrants:

     In October, 1999 the Company entered into an agreement with a third party to provide investor relations service for a period of two years. The Company granted warrants to purchase 300,000 Class A common shares of the Company at an exercise price of $8.875 per share. At December 31, 2001 and 2002 the Company had vested the 300,000 shares for this contract.

     The Company recognized an expense for the fair value of these options using the Black-Scholes options pricing model as follows:

     The 150,000 shares vested in 1999 were valued at the fair value of the shares at the date of grant and the 100,000 shares vested in the year 2000 were valued at the fair value of the shares at the date they were vested. The Company had 50,000 shares that are not vested at December 31, 2000, that are valued at the fair value at December 31, 2000. At December 31, 2001 and 2002 the shares related to this contract are valued at the fair value of the shares the date they were vested.

     For the years ended December 31, 2000 and 2001 the Company recognized an expense of $1,005,755 and $830,854, respectively, which is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations. This contract had no effect in operating results during 2002.

     24    QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following tables contain selected consolidated quarterly financial data for the Company:

                                                                         2001
                                      ------------------------------------------------------------------------
                                       First quarter     Second quarter     Third quarter      Fourth quarter
                                      ---------------    --------------     --------------     ---------------
      Total operating revenues        $    57,449,378    $   59,023,070     $   60,654,087     $   66,645,650

      Operating costs, including
          depreciation charges of
          $12,069,872;
          $13,367,554;
          $14,378,645 and
          $14,616,134 for each
          quarter, respectively            50,064,775        52,895,448     $   58,031,531     $   68,296,852
                                      ---------------    --------------     --------------     --------------
      Operating income (loss)               7,384,603         6,127,622          2,622,556         (1,651,202)

      Other income (expenses), net         (9,389,238)       (9,275,545)        (8,070,310)       (12,126,026)
                                      ---------------    --------------     --------------     --------------
      Loss before income taxes and
          minority interest                (2,004,635)       (3,147,923)        (5,447,754)       (13,777,228)

      Income taxes                             16,139          (117,000)          (150,000)          (260,515)
                                      ---------------    --------------     --------------     --------------
      Loss before minority interest        (1,988,496)       (3,264,923)        (5,597,754)       (14,037,743)

      Minority interest                             -            60,026             95,021          1,620,032
                                      ---------------    --------------     --------------     --------------
      Net (loss)                      $    (1,988,496)   $   (3,204,897)    $   (5,502,733)    $  (12,417,711)
                                      ===============    ==============     ==============     ==============

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

      Loss per share                  $         (0.07)   $        (0.11)    $        (0.19)    $        (0.39)
                                      ===============    ==============     ==============     ==============
      Number of common shares used
          in calculation                   28,844,544        28,844,544         28,844,544         31,751,432
                                      ===============    ==============     ==============     ==============

                                                                      2002
                                      ------------------------------------------------------------------------
                                       First quarter     Second quarter     Third quarter      Fourth quarter
                                      ---------------    --------------     --------------     ---------------
      Total operating revenues        $    64,050,634    $   66,732,101     $   65,578,407     $  61,678,443

      Operating costs, including
          depreciation charges of
          $16,074,171;
          $16,184,346;
          $16,977,071 and
          $16,958,913 for each
          quarter, respectively            62,574,605        66,096,744         64,922,648         81,373,837
                                      ---------------    --------------     --------------     --------------
      Operating income (loss)               1,476,029           635,357            655,759        (19,695,394)

      Other expenses, net                 (12,601,928)      (15,764,147)       (15,512,303)       (16,669,376)
                                      ---------------    --------------     --------------     --------------
      Loss before income taxes and
          minority interest               (11,125,899)      (15,128,790)       (14,856,544)       (36,364,770)

      Income taxes                           (136,994)          (20,084)          (316,422)          (474,692)
                                      ---------------    --------------     --------------     --------------
      Loss before minority interest       (11,262,893)      (15,148,874)       (15,172,966)       (36,839,462)

      Minority interest                       712,650           916,503            241,680                  -
                                      ---------------    --------------     --------------     --------------
      Net loss                        $   (10,550,243)   $  (14,232,371)    $  (14,931,286)    $  (36,839,462)
                                      ===============    ==============     ==============     ==============
      Loss per share                  $         (0.24)   $        (0.33)    $        (0.34)    $        (0.86)
                                      ===============    ==============     ==============     ==============
      Number of common shares used
          in calculation                   43,390,464        43,390,464         43,390,464         43,400,464
                                      ===============    ==============     ==============     ==============

     During the fourth quarter of 2001, the Company recognized expenses for approximately $4 million for allowance for obsolescence of equipment pending installation, as well as expenses incurred during the year corresponding to operational expenses related to the development of the Company's network in Panama.

     During the last quarter of 2002 the Company recognised expenses of approximately $19 million as a result of impairment of long-lived assets, intangible assets and goodwill based on the requirements of SFAS 142 and 144.

     25    SEGMENT INFORMATION

     The Company has adopted Financial Accounting Standards Board Statement No. 131, "Disclosures about Segment of an Enterprise and Related Information", which establishes standards for reporting information about a company's operating segments. The Company has divided its operations into five reportable segments: Wireline, Wireless, International, Cable (from 2001) and Others based upon similarities in revenue generation, cost recognition, marketing and management of its businesses.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

     The reporting segments follow the same accounting policies used for the Company's consolidated financial statements and described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

     The segments and a description of their business is as follows: Wireline which includes local access lines. Wireless which includes prepaid and postpaid mobile communication products and services and trunking services. International which includes long distance carrier services. Cable which includes cable services revenues and Other which includes services such as paging, Internet, data services, local prepaid calling cards and customer contact services.

GEOGRAPHIC

                                                                       2000
                                 ----------------------------------------------------------------------------------
                                                     Dominican        Central
                                  United States      Republic         America       Eliminations (a)  Consolidated
                                 --------------   --------------   --------------   ---------------- --------------
International settlement
   revenues                      $   65,667,150   $   48,817,572                -   $   (30,297,672) $   84,187,050
Other                                    29,768      140,080,837                -                 -     140,110,605
                                 --------------   --------------   --------------   ---------------  --------------
    Total operating revenues         65,696,918      188,898,409                -       (30,297,672)    224,297,655
    Operating costs                  62,056,005      151,435,223           82,214       (30,297,672)    183,275,770
                                 --------------   --------------   --------------   ---------------  --------------
Operating income (loss)          $    3,640,913   $   37,463,186   $      (82,214)  $             -  $   41,021,885
                                 --------------   --------------   --------------   ---------------  --------------
Identifiable assets              $   38,107,771   $  697,291,056   $   34,383,027   $   (87,341,995) $  682,439,859
                                 --------------   --------------   --------------   ---------------  --------------

                                                                       2001
                                 ----------------------------------------------------------------------------------
                                                     Dominican        Central
                                  United States      Republic         America       Eliminations (a)  Consolidated
                                 --------------   --------------   --------------   ----------------  --------------
International settlement
revenues                         $   74,777,278       29,175,816                -       (21,928,774)     82,024,320
Other                                   613,029      160,867,745          267,091                 -     161,747,865
                                 --------------   --------------   --------------   ---------------  --------------
    Total operating revenues         75,390,307      190,043,561          267,091       (21,928,774)    243,772,185
    Operating costs                  72,628,186      173,462,997        5,126,197       (21,928,774)    229,288,606
                                 --------------   --------------   --------------   ---------------  --------------
Operating income (loss)          $    2,762,121       16,580,564       (4,859,106)                -      14,483,579
                                 --------------   --------------   --------------   ---------------  --------------
Identifiable assets              $   42,749,104   $  799,206,711   $   46,128,961   $   (58,670,150) $  829,414,626
                                 --------------   --------------   --------------   ---------------  --------------

                                                                       2002
                                 ----------------------------------------------------------------------------------
                                                     Dominican        Central
                                  United States      Republic         America       Eliminations (a)  Consolidated
                                 --------------   --------------   --------------   ----------------  -------------
International settlement
revenues                         $   81,968,116   $   36,613,644   $            -   $   (30,732,279) $   87,849,481
Other                                   362,776      167,085,675        2,741,653                 -     170,190,104
                                 --------------   --------------   --------------   ---------------  --------------
    Total operating revenues         82,330,892      203,699,319        2,741,653       (30,732,279)    258,039,585
    Operating costs                  90,761,674      203,020,317       11,918,122       (30,732,279)    274,967,834
                                 --------------   --------------   --------------   ---------------  --------------
Operating income (loss)          $   (8,430,782)  $      679,002   $   (9,176,469)  $             -  $  (16,928,249)
                                 --------------   --------------   --------------   ---------------  --------------
Identifiable assets              $   42,816,480   $  799,094,432   $   60,974,156   $  (120,655,985) $  782,229,083
                                 --------------   --------------   --------------   ---------------  --------------

     (a) Revenues-costs: Corresponds to elimination of the gross income revenues between subsidiaries and the Company. Identifiable assets:
          Corresponds to eliminations of intercompany accounts and investments in common stock between TRICOM, S. A. (Parent Company) in the Dominican Republic and the subsidiaries in United States and Central America.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

PRODUCTS AND SERVICES

                                                                       2000
                                 ----------------------------------------------------------------------------------
                                    Wireline          Mobile       International      Others (a)      Consolidated
                                 --------------   --------------   --------------   --------------   --------------
Revenues                         $   83,491,208   $   42,450,018   $   84,187,050   $   14,169,379   $  224,297,655
                                 --------------   --------------   --------------   --------------   --------------
Operating income (loss)          $   19,874,568   $   14,957,724   $    2,932,170   $    3,257,423   $   41,021,885
                                 --------------   --------------   --------------   --------------   --------------
Identifiable assets              $  228,852,370   $  194,248,738   $   38,341,447   $  220,997,304   $  682,439,859
                                 --------------   --------------   --------------   --------------   --------------
Depreciation expense             $   27,109,500   $    5,185,718   $    1,953,356   $    1,916,705   $   36,165,279
                                 --------------   --------------   --------------   --------------   --------------
Capital expenditures             $   42,975,001   $   90,751,943   $    9,476,159   $   25,710,325   $  168,913,428
                                 --------------   --------------   --------------   --------------   --------------

                                                                          2001
                            ---------------------------------------------------------------------------------------------------
                               Wireline          Mobile        International        Cable         Others (a)      Consolidated
                            --------------   --------------   --------------   --------------   --------------   --------------
Revenues                    $   98,645,084   $   44,045,919   $   82,024,320   $    4,735,872   $   14,320,990   $  243,772,185
                            --------------   --------------   --------------   --------------   --------------   --------------
Operating income (loss)     $   13,852,143   $    4,148,474   $      590,585   $    1,009,621   $   (5,117,244)  $   14,483,579
                            --------------   --------------   --------------   --------------   --------------   --------------
Identifiable assets         $  348,967,885   $  194,052,349   $   69,895,502   $   78,146,866   $  138,352,024   $  829,414,626
                            --------------   --------------   --------------   --------------   --------------   --------------
Depreciation expense        $   38,252,541   $   10,546,909   $    2,502,516   $      533,544   $    2,596,695   $   54,432,205
                            --------------   --------------   --------------   --------------   --------------   --------------
Capital expenditures        $   55,655,735   $   17,780,482   $    1,537,326   $    4,815,026   $   36,786,655   $  116,575,224
                            --------------   --------------   --------------   --------------   --------------   --------------

                                                                          2002
                            ---------------------------------------------------------------------------------------------------
                               Wireline          Mobile        International        Cable         Others (a)      Consolidated
                            --------------   --------------   --------------   --------------   --------------   --------------
Revenues                    $   85,885,327   $   44,679,579   $   87,849,481   $   21,487.467   $   18,137,731   $  258,039,585
                            --------------   --------------   --------------   --------------   --------------   --------------
   Operating income
   (loss)                   $   (2,830,096)  $  (13,280,618)  $   12,507,671   $   (5,766,367)  $   (7,558,839)  $  (16,928,249)
                            --------------   --------------   --------------   --------------   --------------   --------------
Identifiable assets         $  331,220,279   $  155,670,029   $   59,457,021   $   88,394,040   $  147,487,654   $  782,229,023
                            --------------   --------------   --------------   --------------   --------------   --------------
Depreciation expense        $   31,845,445   $   20,362,612   $    5,912,862   $    3,646,561   $    4,427,021   $   66,194,501
                            --------------   --------------   --------------   --------------   --------------   --------------
Capital expenditures        $   23,446,404   $    2,739,438   $    1,152,894   $   16,719,548   $   21,705,843   $   65,764,127
                            --------------   --------------   --------------   --------------   --------------   --------------

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

     26    NEW ACCOUNTING STANDARDS

       In June 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS (SFAS No. 143). SFAS No. 143 requires the Company to record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived asset that result from the acquisition, construction development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and change in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

       In April 2002, the FASB issued SFAS No. 145, RESCISSION OF FASB STATEMENTS No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishment has become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

       is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

       In June 2002, the FASB issued SFAS No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

       In November 2002, the FASB issued Interpretation No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS TO OTHERS, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No.
       34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

       In December 2002, the FASB issued SFAS No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for interim periods beginning after December 15, 2002.

       In January 2003, the FASB issued Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

     27    NON-CASH FINANCING AND INVESTING ACTIVITIES

       During the year 2001, the Company entered into capital leases for $3,345,398 (See note 12).

       During the year 2001, as part of the acquisition of TCN Dominicana,
       S. A., the Company issued 3,375,000 Class A common stock with a value of $21,667,500. (See note 9).

     28    FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following table presents the carrying amount and estimated fair values of the Company's financial instruments at December 31, 2001 and 2002. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. Amount in parentheses represent liabilities.

                          TRICOM, S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

                                                                    At December 31,
                                          ----------------------------------------------------------------------
                                                        2001                               2002
                                          --------------------------------      --------------------------------
                                             Carrying                              Carrying
                                              amount          Fair value            amount          Fair value
                                          -------------      -------------      -------------      -------------
        Cash on hand and in banks         $  12,576,050      $  12,576,050      $   6,080,303      $   6,080,303
        Accounts receivable net              34,498,654         34,498,654         25,145,134         25,145,134
        Investments - certificates of
            deposits                         15,200,000         15,200,000         15,900,710         15,900,710
        Notes payable to banks
            and related parties            (113,948,367)      (113,948,367)       (38,609,926)       (38,609,926)
        Accounts payable                    (37,126,064)       (37,126,064)       (34,164,111)       (34,164,111)
        Interest payable                    (11,331,294)       (11,331,294)       (11,595,595)       (11,595,595)
        Other liabilities                   (14,644,012)       (14,644,012)       (14,910,246)       (14,910,246)
        Accrued expenses                     (8,941,506)        (8,941,506)        (6,241,795)        (6,241,795)
        Commercial paper                    (30,396,315)       (30,396,315)       (51,616,230)       (51,616,230)
        Capital leases                      (17,856,766)       (17,856,766)       (14,531,321)       (14,531,321)
        Long-term debt- banks and
            related parties                (135,953,280)      (134,904,976)      (162,806,964)      (163,532,997)
        Long-term debt - senior notes      (200,000,000)      (168,000,000)      (200,000,000)      (110,000,000)
                                          =============      =============      =============      =============

       The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

       Cash on hand and in banks, investments in certificates of deposit, notes payable to banks and related parties, accounts payable, other liabilities and accrued expenses; the carrying amounts approximate fair value because of the short maturity of these instruments. Accounts receivable are adjusted by their valuation allowance and, therefore, are presented at realizable value that approximates fair value.

       Capital lease, commercial paper and long-term debt-banks and related parties: the fair value was estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments by the Company's bankers.

       Long-term debt - senior notes: The fair value of this long term debt was estimated based on quoted market prices on the last business day of the year.

     29    IMPAIRMENT OF LONG-LIVED ASSETS

       At December 31, 2002, the Company recognised an asset impairment charge of $12,084,483 attributable to certain fixed assets (paging of $1,330,748 and analog network of $10,753,735). As a result of a deterioration of the telecommunication business, the Company assessed the recoverability of certain long-lived assets in conformity with Statement of Financial Accounting Standards No. 144. The Company was required to reduce the carrying value of the assets to fair value and recognized an asset impairment charge because the carrying value of the affected assets exceeded the projected future discounted cash flows of these assets.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing Form 20-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              TRICOM, S.A.


Dated: May 22, 2003              By: /s/ CARL H. CARLSON
                                     -------------------------------------------
                                 Carl H. Carlson,
                                 Executive Vice President, Chief Operating
                                 Officer, Member of the Office of the President
                                 and Treasurer

                                 CERTIFICATIONS

                Certification Pursuant To 18 U.S.C. Section 1350,
      As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

        I, Manuel Arturo Pellerano Pena, certify that:

        1.     I have reviewed this annual report on Form 20-F of TRICOM, S.A.;

        2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of TRICOM, S.A. as of, and for, the periods presented in this annual report;

        4. TRICOM S.A.'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for TRICOM, S.A. and we have:

               a) designed such disclosure controls and procedures to ensure that material information relating to TRICOM, S.A., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               b) evaluated the effectiveness of TRICOM, S.A's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5. TRICOM, S.A.'s other certifying officers and I have disclosed, based on our most recent evaluation, to TRICOM, S.A's auditors and the audit committee of TRICOM, S.A.'s board of directors (or persons performing the equivalent function):

               a) all significant deficiencies in the design or operation of internal controls which could adversely affect TRICOM, S.A.'s ability to record, process, summarize and report financial data and have identified for TRICOM, S.A.'s auditors any material weaknesses in internal controls; and

               b) any fraud, whether or not material, that involves management or other employees who have a significant role in TRICOM, S.A.'s internal controls; and

        6. TRICOM, S.A.'s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 22, 2003


                                           /s/ MANUEL ARTURO PELLERANO PENA
                                          --------------------------------------
                                          Manuel Arturo Pellerano Pena
                                          President, Chief Executive Officer and
                                          Chairman of the Board of Directors

                Certification Pursuant To 18 U.S.C. Section 1350,
      As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

        I, Ramon Tarrago, certify that:

        1.     I have reviewed this annual report on Form 20-F of TRICOM, S.A.;

        2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of TRICOM, S.A. as of, and for, the periods presented in this annual report;

        4. TRICOM S.A.'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for TRICOM, S.A. and we have:

               a) designed such disclosure controls and procedures to ensure that material information relating to TRICOM, S.A., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               b) evaluated the effectiveness of TRICOM, S.A's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5. TRICOM, S.A.'s other certifying officers and I have disclosed, based on our most recent evaluation, to TRICOM, S.A's auditors and the audit committee of TRICOM, S.A.'s board of directors (or persons performing the equivalent function):

               a) all significant deficiencies in the design or operation of internal controls which could adversely affect TRICOM, S.A.'s ability to record, process, summarize and report financial data and have identified for TRICOM, S.A.'s auditors any material weaknesses in internal controls; and

               b) any fraud, whether or not material, that involves management or other employees who have a significant role in TRICOM, S.A.s internal controls; and

        6. TRICOM, S.A.'s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 22, 2003


                                         /s/ RAMON TARRAGO
                                   -------------------------------------
                                   Ramon Tarrago
                                   Chief Financial Officer and Vice President of International Division

                                INDEX TO EXHIBITS

 Exhibit Number
----------------
1.1            Amended and Restated By-laws of TRICOM, S.A. with English
               translation thereof (incorporated by reference to Exhibit 3 to our Amendment No. 1 of the Registration Statement on Form F-1,
               filed on May 1, 1998 (file no. 333-08574)).

2.1 Indenture, dated August 21, 1997, between The Bank of New York, as trustee, and TRICOM, S.A. (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-4, filed on
               December 29, 1997 (file no. 08150)).

2.2 Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Amendment No. 1 to Registration
               Statement on Form F-1, filed on May 1, 1998 (file no.
               333-08574)).

2.3            Form of American Depositary Receipt (included as part of Exhibit
               2.4) (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1, filed on April 2, 1998 (file no. 333-08574)).

2.4            Form of Deposit Agreement between The Bank of New York, TRICOM,
               S.A. and owners and holders of American Depositary Receipts
               (incorporated by reference to Exhibit 4.3 to our Registration
               Statement on Form F-1, filed on April 2, 1998 (file no.
               333-08574)).

4.1 IDEN(R) Infrastructure Supply Agreement, dated July 31, 2000, between Motorola, Inc. and Tricom Latinoamerica, S.A.
               (incorporated by reference to Exhibit 4.1 to our Annual report on Form 20-F/A, filed on November 21, 2001 (file no. 14816)).

4.2            Concession Agreement, dated February 20, 1996, between the
               Dominican State and TRICOM, S.A. (incorporated by reference to
               Exhibit 10.1 to our Registration Statement on Form F-4, filed on
               December 29, 1997 (file no. 333-08150)).

4.3            Concession Agreement, dated April 30, 1990, between the Dominican
               State and TRICOM, S.A. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-4, filed on December 29,
               1997 (file no. 333-08150)).

4.4            Interconnection Agreement, dated May 17, 1994, between Compania
               Dominicana de Telefonos, C. por A. (Codetel) and TRICOM, S.A.
               (incorporated by reference to Exhibit 10.3 to our Registration
               Statement on Form F-4, filed on December 29, 1997 (file no.
               333-08150)).

4.5 Addendum to Interconnection Agreement, dated January 2, 1998, between Codetel and TRICOM, S.A. (incorporated by reference to Exhibit 10.4 to our Amendment No. 1 to Registration Statement on
               Form F-1, filed on May 1, 1998 (file no. 333-08574)).

4.6            Amended and Restated Shareholders Agreement among TRICOM, S.A.,
               Motorola, Inc. and Oleander Holding, Inc. (incorporated by reference to Exhibit 10.7 to our Amendment No. 1 to Registration
               Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574)).

4.7            1998 Long-Term Incentive Plan (incorporated by reference to
               Exhibit 10.11 to our Amendment No. 1 to Registration Statement on
               Form F-1, filed on May 1, 1998 (file no. 333-08574)).

4.8 The Guaranty, dated August 21, 1997, issued by each of TRICOM's subsidiaries in favor of the holders of the 11 3/8% notes due
               2004 under the Indenture, dated August 21, 1997 (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form
               F-4, filed on December 29, 1997 (file no. 333-08150)).

4.9            Dealer Manager Agreement, dated December 18, 2002, among TRICOM,
               S.A., the guarantors

               named therein and Bear, Stearns & Co. Inc. (incorporated by reference to Exhibit 1.1 to our Amendment No. 1 to Registration
               Statement on Form F-4, filed on March 20, 2003 (file no.
               333-101922)).

8.1            List of Subsidiaries.

10.1           Certification of Chief Executive Officer pursuant to 18 U..S.C.
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2           Certification of Chief Financial Officer pursuant to 18 U..S.C.
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.3           Consent of KPMG.