Form 20-F/A
period 2002-12-31
TRICOM SA
filed 2004-04-29
CIK 1052124

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED:
DECEMBER 31, 2002
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14816

TRICOM, S.A.
(Exact name of Registrant as specified in its charter)

Dominican Republic
(Jurisdiction of incorporation or organization)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic
(Address of principal executives offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares Class A Common Stock, par value RD$10 per share	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

11 3/8% Senior Notes due September 1, 2004

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

Yes ☒ No ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☒

*
The Company has completed Item 18 in lieu of this Item.

i

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

  •
  expectations as to the amount of cash required to operate as a going concern;

  •
  expectations about our ability to restructure successfully our capital structure;

  •
  future financial performance;

  •
  the effect of our substantial indebtedness on our competitive position;

  •
  our ability to generate cash flow from operations to meet our debt service requirements;

  •
  our dependence on high interest short-term borrowings in the Dominican financial markets;

  •
  the volatility and depreciation of the Dominican peso against the U.S. dollar;

  •
  the effect if we lose our appeal of a tax assessment levied upon us by the Dominican Tax Service;

  •
  competition in Dominican markets for local, long distance and wireless services with multinational telecommunications providers;

  •
  reduced revenues due to our business plan of focusing on higher usage customers and disconnecting lower usage or unprofitable customers;

  •
  customer non-payments;

  •
  declining rates for international long distance traffic;

  •
  our reliance in the U.S. long distance markets on resellers, many of which have been adversely affected by intensified competition;

  •
  our inability to minimize credit risks;

  •
  customer churn;

  •
  rapid technological change;

  •
  fraudulent or pirated use of our wireless and cable television services;

  •
  our dependence on third parties for television programming;

  •
  the possible effect of interruptions in cable service;

  •
  our vulnerability to viruses, hackers and other disruptions;

  •
  the effect of objections filed with Dominican regulatory authorities to our purchase of our cable television operations;

  •
  litigation in Panama initiated by one of our competitors;

  •
  the continuation of a favorable political, economic and regulatory environment in each of the Dominican Republic and Central America.

  •
  reliance on one supplier to implement our digital wireless network in Panama;

  •
  concerns about health risks associated with wireless equipment;

  •
  downturns in the Dominican economy;

  •
  the continued growth of the Dominican and Central American economies, demand for telecommunication services in the Dominican Republic and Central America and moderation of inflation;

  •
  inability to enforce claims in the Dominican Republic based on U.S. securities laws;

  •
  inability of holders of ADS to determine many decisions due to a lack voting power;

  •
  the ability under Dominican corporate law of our major shareholder to release directors and officers from liability to us and our shareholders; and

  •
  the possible negative impact on the market price of our ADSs of a large number of shares eligible for resale.

        TRICOM did not make the interest payments on its 11 3/8% senior notes due 2004 required to be made on September 1, 2003 and March 1, 2004. Since October 1, 2003, it also has not made interest or principal payments on its unsecured debt or interest payments on its secured debt. TRICOM and various creditors or their representatives have engaged in discussions concerning a possible restructuring of TRICOM's debt. However, there cannot be assurance that TRICOM will be able to conclude a restructuring or as to the effect such a restructuring would have on its business, operations or any currently outstanding debt or the ADRS and shares of Class A Common Stock underlying the ADRs. This Amendment No. 1 to Form 20-F does not contain updated information updated from the date of the initial filing of the Form 20-F concerning TRICOM's business, operations or financial condition.

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

	Year ended December 31,
	1998	1999	2000		2001	2002
	(in thousands)(1)
Statements of Operations Data:
Operating revenues:
Toll	$17,645	$23,118	$28,666		$29,018	$25,984
International	50,332	60,592	84,187		82,024	87,849
Local service	11,863	33,299	51,310		63,419	65,739
Cellular and PCS	20,364	26,474	35,796		37,302	37,664
Data and Internet	1,079	560	3,461		8,268	10,969
Paging	4,528	2,696	1,704		1,051	603
Sale of equipment	4,115	7,690	5,263		2,686	1,730
Installation and activation fees	12,937	15,502	13,749		14,348	5,344
Cable(2)	—	—	—		4,736	21,487
Other	2,640	889	162		919	671

Total operating revenues	125,501	170,819	224,298		243,772	258,040

Operating costs:
Transport and access charges (depreciation not included)	32,309	43,688	68,608		68,337	77,226
Programming costs (depreciation not included)(2)	—	—	—		1,225	6,712
Impairment charge on long-lived assets	—	—	—		—	12,084
Impairment of goodwill and other intangible assets	—	—	—		—	7,650
Network depreciation	11,382	15,983	29,342		44,510	53,235
Expense in lieu of income taxes(3)	9,562	12,764	10,174		12,646	5,897
Selling, general and administrative expenses, including non-network depreciation expense of $3,240, $4,855, $6,824, $9,922 and $12,959, in 1998, 1999, 2000, 2001 and 2002, respectively	39,379	51,501	70,691		98,755	109,583
Cost of equipment sold	2,244	3,988	2,911		2,070	1,349
Other	1,148	1,433	1,550		1,746	1,233

Total operating costs	96,024	129,357	183,276		229,289	274,968

Operating income (loss):	29,478	41,462	41,022		14,484	(16,928)

Other income (expenses):
Interest expense, net	(12,873)	(20,041)	(30,736)		(39,680)	(62,331)
Foreign currency exchange gain (loss)	104	(203)	(303)		(260)	2,881
Gain on sale of land	—	898	—		—	—
Gain (loss) on sale of fixed assets	—	—	30		(283)	389
Other, net	845	179	(197)		1,362	(1,487)

Other expenses, net	(11,924)	(19,166)	(31,206)		(38,861)	(60,548)
Earnings (loss) before income taxes, minority interest and cumulative effect of accounting change	17,554	22,296	9,816		(24,378)	(77,476)
Income taxes	352	(142)	(588)		(511)	(948)
Minority interest	—	—	—		1,775	1,871
Extraordinary item	—	—	—		—	—
Cumulative effect of accounting change:
Organization costs	—	(120)	—		—	—
Installation and activation revenues	—	—	(16,453	)(4)	—	—

Net earnings (loss)	$17,906	$22,035	$(7,226)		$(23,114)	$(76,553)

	Year ended December 31,
	1998	1999	2000		2001	2002
Basic earnings (loss) per common share:
Earnings before extraordinary item and cumulative effect of accounting change	$0.78	$0.89	$0.33		$(0.78)	(1.77)
Extraordinary item	—	—	—		—	—
Cumulative effect of accounting change	—	—	(0.59	)(4)	—	—

Net earnings (loss)—basic and diluted	$0.78	$0.89	$(0.26)		$(0.78)	(1.77)

Average number of common shares outstanding	22,945	24,845	27,724		29,571	43,400
	At December 31,
	1998		1999		2000		2001		2002
Balance Sheet Data:
Cash and cash equivalents(5)	$15,377		$13,460		$18,200		$27,776		$21,981
Working capital (deficit)	(19,784)		(83,659)		(125,299)		(175,567)		(89,421)
Property, plant and equipment, net	330,456		455,045		586,224		685,917		668,120
Total assets	444,815		531,478		682,440		829,415		782,229
Long-term debt and capital leases (excluding current portion)	200,000		240,413		276,744		317,826		385,584
Total indebtedness	279,257		336,468		398,809		498,155		467,563
Shareholders' equity	127,561		149,869		210,796		253,534		245,385
Other Financial Data:
Capital expenditures(6)	$142,101		$145,426		$168,913		$116,575		$65,764
Net cash provided by operating activities	26,912		31,526		42,339		34,002		13,608
Net cash used in investing activities	121,171		64,360		149,395		176,466		57,918
Net cash provided by financing activities	104,065		30,966		111,796		136,840		37,815
EBITDA(7)	45,049		63,253		60,584		72,561		55,876
Adjusted EBITDA(7)	54,611		76,136		87,211		85,207		81,507
Ratio of Adjusted EBITDA to net interest expense	4.2	x	3.8	x	2.8	x	2.1	x	1.3	x
Ratio of total indebtedness to Adjusted EBITDA	5.1	x	4.4	x	4.6	x	5.8	x	5.7	x
Other Operating Data:
International minutes (in thousands)(8)	231,075		360,532		597,204		768,394		1,058,542
Local access lines in service (at period end)	80,616		118,926		148,312		177,352		150,456
Wireless subscribers (at period end)	108,532		176,080		284,991		364,059		432,058
Cable subscribers (at period end)(2)(9)	—		—		—		64,466		71,726

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

(7)
EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization, adjusted to exclude non-cash charges and certain expenses not included within the accepted definition of EBITDA, but which management believes provides a more appropriate measure of the Company's operating performance and liquidity.

  Until September 1, 2002, we made payments to the Dominican government in lieu of income taxes. As a result, we calculated Adjusted EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. Our calculation of Adjusted EBITDA also adds asset impairments, which are non-cash charges related to fixed and intangible assets, restructuring and or organizational costs, extraordinary items, losses from discontinued operations, non-recurring items, as well as changes in accounting charges.

  Adjusted EBITDA is the primary basis used by our management to measure the operational strength and performance of all of our operating segments and units. We believe that Adjusted EBITDA provides meaningful additional information on our performance and on our ability to service our long-term debt and other obligations, and to fund capital expenditures.

  Because we use Adjusted EBITDA as the measure to evaluate the performance of our core businesses, we reconcile it to net earnings (loss), the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles.

  Adjusted EBITDA does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

  The table below reconciles EBITDA and Adjusted EBITDA to net earnings (loss).

	Year ended December 31,
	1998	1999	2000	2001	2002
Net earnings (loss)	$17,906	$22,035	$(7,226)	$(23,114)	$(76,553)
Add (subtract):
Income taxes	(352)	142	588	511	948
Interest expense, net	12,873	20,041	30,736	39,680	62,331
Depreciation and amortization	14,622	21,036	36,485	55,483	69,150

EBITDA	$45,049	$63,253	$60,584	$72,561	$55,876

Cumulative effect of accounting change	—	120	16,453	—	—
Asset impairment	—	—	—	—	19,735
Expense in lieu of income taxes	9,562	12,764	10,174	12,646	5,897

Adjusted EBITDA	$54,611	$76,136	$87,211	$85,207	$81,507

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

	Official Rate
	High	Low	Avg.
	(RD$ per $)
Year Ended December 31,
1998	15.49	14.02	14.70
1999	15.93	15.50	15.83
2000	16.56	15.91	16.18
2001	16.99	16.58	16.69
2002	17.63	16.97	17.45
Month/Period Ended
November 30, 2002	17.56	17.56	17.56
December 31, 2002	17.56	17.56	17.56
January 31, 2003	17.56	17.56	17.56
February 28, 2003	24.50	22.77	23.87
March 31, 2003	23.76	21.90	22.72
April 30, 2003	24.50	23.38	23.78
May 2003 (through May 12, 2003)	24.77	24.40	24.58

	Private Market Rate
	High	Low	Avg.
	(RD$ per $)
Year Ended December 31,
1998	15.86	14.41	15.23
1999	16.18	15.84	16.03
2000	16.63	16.08	16.37
2001	17.06	16.65	16.88
2002	22.83	17.03	18.54
Month/Period Ended
November 30, 2002	21.56	20.33	20.66
December 31, 2002	22.83	20.71	21.45
January 31, 2003	22.59	20.79	22.02
February 28, 2003	22.58	22.50	24.68
March 31, 2003	25.19	22.53	23.61
April 30, 2003	25.58	23.89	24.69
May 2003 (through May 12, 2003)	26.05	25.34	25.74

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

  •
  a substantial portion of our cash flow must be used to pay interest on our indebtedness and therefore is not available for use in our business;

  •
  our high degree of indebtedness increases our vulnerability to changes in general economic and industry conditions;

  •
  our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired;

  •
  we have much more indebtedness than Codetel, our principal telecommunications competitor in the Dominican Republic, which may be a competitive disadvantage in our principal market;

  •
  because some of our borrowings are short-term or at variable rates of interest, we are vulnerable to interest rate fluctuations, which could result in our incurring higher interest expenses if interest rates increase;

  •
  any devaluation of the Dominican peso would cause the cost of our dollar-denominated debt to increase; and

  •
  our failure to comply with covenants and restrictions contained in the terms of our borrowings could lead to a default which could cause all or a significant portion of our debt to become immediately payable.

  We may not be able to generate sufficient cash flow from operations or to borrow to meet our debt service requirements.

        Our ability to pay interest on our indebtedness and meet our debt service obligations will depend on our future operating performance including our ability to increase revenues and control expenses, which in turn depends on successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond our control. Our interest expense was $42.1 million for the year ended December 31, 2001 and $64.3 million for the year ended December 31, 2002, and our net cash provided by operating activities for these years was $34.0 million and $13.6 million. Our 11 3/8% senior notes will mature in September 2004. If we cannot extend the maturity of the notes, our cash flow from operations will not be sufficient to repay the notes and we may not be able to obtain financing from other sources. We filed a registration statement with the Securities and Exchange Commission with respect to a proposed offer to exchange new notes for the currently outstanding 11 3/8% notes that mature in September 2004. We withdrew the registration statement and did not make interest payments on the senior notes and other indebtedness. Approximately $82.0 million of our indebtedness will mature during the 12 months ending December 31, 2003. These borrowings primarily are in the Dominican financial markets, in which short-term financing is the primary form of lending. However, our ability to refinance any of this indebtedness will depend on our financial condition at the time it matures, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions, and we may not be able to refinance any of this indebtedness on commercially attractive terms or at all. If refinancing is not possible, our creditors could initiate bankruptcy proceedings, most likely in the Dominican Republic, or we could be forced to dispose of business segments or assets at unfavorable prices. In addition, our inability to refinance the notes or our short term Dominican borrowings could result in our defaulting on our other debt obligations.

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

        In June 2002, we received notice from the Dominican Tax Service claiming that we owe additional amounts for the period from January 1, 1999 through June 30, 2001 (the last day through which Dominican authorities have audited our tax payments) (1) in respect of taxes in lieu of income taxes, (2) for withholding tax on our investment in our wholly-owned subsidiary, TRICOM Latinoamérica and (3) on certain other payments to non-Dominican vendors. In August 2002, the Tax Service rejected our objection to the Service's claims, except for withholding tax on payments to non-Dominican vendors. The Tax Service calculated our aggregate liability on the two claims, including penalties and interest, as RD$668.3 million ($35.5 million). Interest continues to accrue on delinquent tax payments at the rate of 2.58% per month until the delinquent tax is paid or the claim is resolved. We appealed the Tax Service determination, but, if we are required to pay a substantial amount in assessments, penalties and interest, it would reduce funds available for our operations and likely would require us to obtain additional financing, which may not be available to us on commercially attractive terms or at all.

  Risks Related to our Operations

  Our principal competitor for the provision of local, wireless and international long distance services in the Dominican Republic, Codetel, has substantially greater market share and resources, which may prevent us from maintaining or increasing our market share.

        We compete primarily with Compañía Dominicana de Teléfonos C. por A., or Codetel, a wholly owned subsidiary of Verizon Communications Inc. Codetel has an established market presence, networks and resources substantially greater than ours. At December 31, 2002, approximately 84% of the Dominican Republic's local access line customers were customers of Codetel. Codetel also had the largest share of the market for cellular and PCS services, approximately 49% at that date. Codetel's presence is particularly strong in the market segments that we now are targeting, including residential and corporate post-paid subscribers for wireless and local services, who generate greater revenues than pre-paid individual subscribers. The growth of our market share among residential and corporate post-paid subscribers depends upon our ability to convince Codetel customers to either add, or switch to, the telephony services we offer. If Codetel implements significant price reductions for particular services, we may be forced to reduce our rates in response in order to remain competitive. In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period. As a result, we may not be able to maintain or increase our market share for local services or in other markets in which we compete with Codetel.

  There are new entrants in the Dominican markets, particularly for wireless services, which have increased competition for our services, and could reduce our market share or increase price competition.

        In addition to Codetel, we face substantial competition in the wireless market.

  •
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

  •
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

        "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Computer viruses, break-ins or other problems could lead to:

  •
  the interruption, delay or cessation in services to our subscribers;

  •
  the compromise of confidential information relating to our subscribers;

  •
  damage to our reputation and the loss of subscribers; and

  •
  costly litigation.

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

        BSC of Panama, S.A., a subsidiary of BellSouth Corporation, one of our competitors in Panama, has initiated a number of actions, including with the Panamanian telecommunications regulatory authority, Ente Regulador de los Servicos Publicos, or Ente, and in the Panama court system, seeking to prevent us from providing services using iDEN® technology. In an additional action, BellSouth seeks damages from us in the amount of $20 million, which it claims it may sustain if TRICOM Panama begins using the iDEN® system in Panama. At December 31, 2002, we had invested approximately $47.9 million in our business in Panama. If BellSouth prevails in its claims, we may be forced to discontinue our business in Panama and, as a result, we would not generate any revenue from our iDEN® operations in Panama, lose all or a material portion of our investment and/or be required to pay damages to BellSouth. On April 4, 2003, the Supreme Court reinstated a precautionary order, originally issued on August 28, 2001, requiring TRICOM Panama to cease all activity directly or indirectly related to the installation and supply of telecommunications services using Motorola's iDEN® system.

  Conditions in Panama may cause volatility in our operations and adversely affect our revenues from this market.

        We have expanded into the telecommunications market in Panama. We have not operated previously in this market and it will present numerous challenges to us. These include:

  •
  poor and unstable social, political and economic conditions could inhibit our performance;

  •
  government regulations may hamper our ability to grow and implement our strategy in Panama;

  •
  competition from entrenched multinational wireless service providers;

  •
  obtaining interconnection with existing wireless and local service providers;

  •
  multinational telecommunication companies may have close ties with national regulatory authorities or other significant competitive advantages that would hinder the development of our wireless business there;

  •
  initially, our coverage will not be as extensive as those of other wireless service providers in Panama, which may limit our ability to establish and maintain a significant subscriber base;

  •
  our equipment is more expensive than that of some competitors in the Panama, which may adversely affect our ability to establish and maintain a significant subscriber base;

  •
  we may face delays constructing our digital wireless network, because of difficulties in obtaining communications sites or towers, zoning or other governmental approvals, acceptable lease or purchase arrangements or quality supplies which would harm our operations; and

  •
  we are not experienced in selling and marketing iDEN® services in Panama which could adversely affect our ability to establish or maintain a significant subscriber base.

  Since we rely principally on one supplier to implement our digital wireless network in Panama, any failure of that supplier to perform could hurt our operations.

        Motorola is our sole source for the iDEN® digital network equipment and handsets used throughout our Panama market. If Motorola fails to deliver necessary technology improvements and enhancements and system infrastructure equipment and handsets on a timely, cost-effective basis, or discontinues providing this technology altogether we would not be able to service our existing subscribers or add new subscribers. Motorola also may supply iDEN® technology to other companies, which could hurt our competitive position in Panama.

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

        We offer two-way radio and paging services in Panama using iDEN® technology. We began offering services in April 2002 and, at December 31, 2002, we had approximately 8,240 subscribers. Our iDEN® network covers Panama City and Colon, the two largest cities in Panama, and important transportation corridors in other parts of the country. However, a recent decision by the Supreme Court in Panama restrains us from offering our two-way radio and paging services. We also own radio frequency rights in Guatemala and El Salvador that would allow us to operate our iDEN® network using switching facilities deployed in Panama. We currently do not intend to develop a network in either Guatemala or El Salvador.

Market Opportunities

        We believe that our markets represent attractive opportunities and that the following factors will drive growth in these markets:

  •
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

  •
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

  •
  Strong growth in the Dominican telecommunications market.  In 2002, the total telecommunications market in the Dominican Republic was approximately $1.5 billion, according to the Central Bank. The telecommunications market in the Dominican Republic grew at an average annual rate of 18.6% from 1998 to 2002 according to the Central Bank.

  •
  Business demand for advanced wireless services in Panama.  We believe that the market in Panama is driven by several factors, including several characteristics that are common to the market in the Dominican Republic, including:

  •
  a rapidly growing economy;

  •
  the development of intra-regional trading markets in Central America fostered by the adoption of free trade agreements; and

  •
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

Our Strategy

        Our goal is to capitalize on our strengths in our markets—our developed network, strong brand name recognition and marketing capabilities and experienced management—to improve our financial condition and results, while continuing to build market position. We intend to:

Grow revenues and improve operating margins by:

  •
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

  •
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

  •
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

  •
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

  •
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

  •
  Disconnecting lower usage subscribers.

      By disconnecting lower usage local and wireless subscribers, we believe that we can better use our network to provide service to, and concentrate our sales efforts on, higher usage residential and corporate customers.

  •
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

  •
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

  •
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

  •
  Extending the maturities of our debt.

      In 2002, we succeeded in extending the maturity by as much as five years, of approximately $118 million principal amount of our short term debt. We will continue to attempt to extend and refinance our debt.

  •
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

Service Offerings

        Our service offerings include:

  •
  Local;

  •
  Wireless;

  •
  International long distance;

  •
  Cable television; and

  •
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

International Long Distance

        In the Dominican Republic, we provide international long distance services to our local access, cellular and PCS customers. In addition, we offer prepaid calling cards for international long distance, the Efectiva™ and Conexion™ cards, that can be used from any telephone in the Dominican Republic. We operate telephone centers that provide access to telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers. The centers offer a wide range of telephone services, including bill payments and sales of service in addition to long distance.

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

        In 1997, TRICOM USA began offering international long distance calling services to the Hispanic community in the United States, targeting primarily Dominican communities in New England. Currently TRICOM USA offers prepaid calling cards in California, Canada, Florida, Georgia, Illinois, Maryland, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, Puerto Rico, Rhode Island, U.S. Virgin Islands, Virginia and Washington D.C. Our better-known prepaid cards are TRICOMpass, Mi Gente, Mi Tierra, International and Pa Gozá.

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

        Digital and Cable Modem Service.    In June 2002, we made available digital cable television and high-speed Internet access over coaxial cable via cable modem, under the brand name Internet Tornado®. This service targets primarily residential customers. Digital cable television provides movie-quality pictures, digital-quality sound, broadcast services and certain programming not available through our basic or expanded basic service packages. Our digital cable television offering includes an on-screen interactive program guide, 17 pay-per view channels, seven content rich educational resources channels and 50 channels of commercial free CD-quality music. A digital decoder set-top box is required for these services.

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

        In July 2002, we implemented a platform to manage our prepaid services. As a result, we have been able to unify all of our calling card products into a single brand, allowing our customers to use the card for domestic and international long distance calling as well as prepaid wireless services. On November 26, 2002, we launched the unified product under the brand name Bla Bla Bla®.

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

Cable Television

        We use a variety of methods to attract new subscribers. We generally advertise on our cable broadcasts as well as on television and radio broadcasts and in magazines, newspapers and billboards. Our direct marketing includes flyers and promotional materials. Our telemarketing staff focuses on both attracting new subscribers, as well as upgrading our existing basic subscribers to one of our expanded basic service packages. We market our cable services under the brand name Telecable™.

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

Competition

        The following table sets forth information about our market share in several of our markets based upon information published by Indotel, at December 31, 2002 (the latest date for which Indotel has published information), and information that we generate about our operations:

Service	Approximate Market Share (%)	Rank	Number of Providers
Local	15.9	2	3
Wireless	25.4	2	4
Data and Internet	11.1	2	3
Cable television	46.0	1	—

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

Panama

Overview

        In 2001, we purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., now TRICOM Panama, S. A., which owns the frequency rights for 107 channels of 25 MHz each. These frequencies give us access to nationwide coverage, covering a population of approximately 2.9 million. In Panama, frequency rights are granted for 20 years and are automatically renewable for additional 20 year terms. We initiated offering iDEN® services in April 2002 and had approximately 8,240 subscribers at December 31, 2002. Our right to offer services has been challenged by BellSouth, one of the two principal wireless service providers in Panama. A recent decision by the Supreme Court in Panama restrains us from offering any services in Panama.

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

Regulatory and Legal Overview

        To provide telecommunications services, a Panamanian or foreign company must obtain a service concession from the Ente Regulador de Servicios Públicos, or ENTE. There are two types of service concessions, Type "A" and Type "B". Type "A" service concessions currently are awarded on an exclusive basis. Services under a Type "A" category concession include basic telecommunications and cellular services. Effective January 2003, ENTE has reclassified Type "A" services as Type "B" services, and therefore, additional concessions of this type will not be granted again until 2003 for basic telephony and long distance and until 2007 for PCS services.

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

        Panamanian telecommunications law prohibits companies providing trunking wireless services to hand off telephone calls, even if the hand-off would be from one site to another site owned by the same trunking company. Our iDEN® system does not permit hand-off. Therefore, we have built additional enhanced base transceiver stations in Panama to minimize the number of calls dropped due to handed-off failures. We believe that additional enhanced base transceiver stations will prevent a higher percentage of dropped calls than would otherwise occur due to the effect of this restriction on hand-off under Panamanian law.

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

        TRICOM Panama requested interconnection from Cable & Wireless. With the intervention of the ENTE, the parties negotiated and agreed upon most of the terms of interconnection, except for access charges and certain other economic aspects, which the parties were not able to agree upon. The ENTE resolved the impasse by mandating the access charges and other economic aspects. Thereafter, Cable & Wireless refused to sign the interconnection agreement on the ground that it might be prohibited from doing so by a precautionary measure obtained by BSC of Panama against TRICOM Panama in August 2001. The precautionary measure ordered TRICOM Panama to cease the installation of its iDEN® system in Panama. The ENTE has imposed on Cable & Wireless sanctions of US$5,000 per day until it signs the interconnection agreement with TRICOM Panama. Cable & Wireless appealed the ENTE's sanctions order before the Supreme Court, and the case is pending decision. In April 2003, the Supreme Court affirmed the precautionary order.

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

Central America

        In 2000, we were awarded, in a government auction, radio frequency rights in Guatemala to 172 channels of 25 MHz, providing us with nationwide coverage. We have also acquired the spectrum to operate our iDEN® network in El Salvador through the purchase of radio frequency rights for an aggregate of 185 channels of 25 MHz, 175 of which we purchased from a U.S. telecommunications company that previously owned the rights and 15 of which we acquired through a government auction. We acquired these rights as part of our strategy to establish in Central America an interregional specialized wireless service network targeted at business customers using a single transmission technology in major business centers. However, we currently do not intend to develop a network in either Guatemala, El Salvador or elsewhere in the region.

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

        In this Annual Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Annual Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The rates we used to translate Dominican peso-denominated accounts at the period-end were RD$16.69 at December 31, 2000, RD$17.05 at December 31, 2001 and RD$22.50 at December 31, 2002. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks, or the private market rate, as reported by Banco Central de la República Dominicana, or the Central Bank, on December 31, 2002 was RD$20.79 = US$1.00, the date of the most recent financial information included in this Annual Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On May 12, 2003, the private market rate was RD$26.05= US$1.00. To the extent information relates to the Dominican Republic government or the Dominican Republic macroeconomic data, the information in this Annual Report has been extracted from publications issued by each of Indotel at www.indotel.org.do and the Central Bank at www.bancentral.gov.do.

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

        The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

	Year Ended December 31,
	2000	2001	2002
Toll	12.8%	11.9%	10.1%
International revenues	37.5	33.6	34.0
Local service	22.9	26.0	25.5
Cellular and PCS	16.0	15.3	14.6
Data and Internet	1.5	3.4	4.3
Paging	0.8	0.4	0.2
Sale and lease of equipment	2.3	1.1	0.7
Installation and activation fees	6.1	5.9	2.1
Cable revenues	—	1.9	8.3
Other	0.1	0.4	0.3

	100.0%	100.0%	100.0%

Note: Percentages may not add up to 100% due to rounding.

        The following table sets forth certain items in the statements of operations and EBITDA expressed as a percentage of total operating revenues for the period indicated:

	Year Ended December 31,
	2000	2001	2002
Operating costs	81.7%	94.1%	106.6%
Operating income	18.3	5.9	(6.9)
Interest expense, net	13.7	16.3	(24.2)
Other income (expenses), net	(13.9)	(15.9)	(23.5)
Earnings (loss) before income taxes and minority interest	4.4	(10.0)	(30.0)
Net earnings (loss)	(3.2)	(9.5)	(29.7)

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

  •
  transport and access charges (formerly referred to as satellite connection and carrier costs), which include amounts paid to foreign carriers for our use of their networks for termination of outbound traffic and interconnection costs, which are access charges paid primarily to Codetel, and payments for international satellite circuit leases;

  •
  programming costs, which are amounts paid to programming providers for licenses to broadcast on our cable television network basic and premium programming and other content;

  •
  depreciation of network and non-network equipment and leased terminal equipment;

  •
  expenses in lieu of income tax; and

  •
  selling, general and administrative expenses, which include salaries and other compensation to personnel, building occupancy and maintenance expenses, marketing expenses, commissions and other related costs.

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

        Wireless.    Wireless revenues increased 1.6% to $44.7 million during 2002 from $44.0 million in 2001, primarily due to an increase in the number of our wireless subscribers.

        International.    International revenues increased 7.2% to $88.8 million during 2002 from $82.8 million in 2001, primarily due to higher inbound traffic derived from our U.S.-based international long distance operations.

        Cable.    Cable revenues totaled $21.1 million in 2002 compared to $4.7 million in 2001. We acquired our cable business in October 2001 and, therefore, revenues for 2001 do not represent full year results.

        Other.    Other revenues increased 27.7% to $17.5 million during 2002 from $13.7 million in 2001, primarily due to increased revenue from our data and Internet services offset by a decrease in revenues from sale of equipment and paging.

        The following is a discussion of our operating costs and operating income (loss) for each of our five reportable segments:

        Wireline.    Wireline operating costs increased 3.9% to $88.7 million during 2002 compared to operating costs of $84.8 million during 2001, primarily as a result of increases in transport and access charges and selling, general and administrative expenses, offset in part by decreases to expenses in lieu of income taxes and lower network depreciation expenses. Wireline operating loss totaled $2.8 million during 2002 compared to operating income of $13.8 million in 2001.

        Wireless.    Wireless operating costs increased 29.8% to $51.8 million during 2002 compared to operating costs of $39.9 million during 2001 primarily as a result of increases in network depreciation expenses and selling, general and administrative expenses. Wireless operating loss totaled $7.1 million during 2002 compared to operating income of $4.1 million in 2001.

        International.    International operating costs increased 16.0% to $82.8 million during 2002 compared to operating costs of $71.4 million during 2001, primarily as a result of increased transport and access charges. International operating income totaled $6.0 million during 2002 compared to $11.4 million in 2001.

        Cable.    Cable operating costs totaled $21.8 million during 2002 compared to operating costs of $3.8 million during 2001. We acquired our cable business in October 2001 and, therefore, operating costs for 2001 do not represent full year results. Cable operating loss totaled $700,000 during 2002 compared to operating income of $900,000 in 2001.

        Other.    Other operating costs exhibited a moderate 0.5% increase to $29.9 million during 2002 compared to operating costs of $29.4 million during 2001. We incurred an operating loss of $12.4 million from Other services during 2002 compared to operating loss of $15.7 million in 2001.

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

        Adjusted EBITDA and Cash Flows.    Adjusted earnings before interest and other income, taxes and depreciation and amortization decreased by 4.3% to $81.5 million in 2002 from $85.2 million in 2001. We calculate adjusted earnings before interest and other income and expenses, taxes, and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes and impairment charges. See footnote 7 to Selected Financial Data.

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

        Wireless.    Wireless revenues increased 3.5% to $44.0 million during 2001 from $42.5 million in 2000, primarily due to an increase in the number of our wireless subscribers.

        International.    International revenues decreased 2.0% to $82.8 million during 2001 from $84.5 million in 2000, primarily due to continued pricing pressures for traffic between the United States and the Dominican Republic.

        Cable.    Cable revenues totaled $4.7 million during 2001. We acquired our cable subsidiary in October 2001 and, therefore, did not have any cable revenues during 2000.

        Other.    Other revenues decreased 0.7% to $13.7 million during 2001 from $13.8 million in 2000, primarily due to a decrease in revenues from sale of equipment and paging, offset in part by increased revenues from our data and Internet services.

        The following is a discussion of our operating costs and operating income (loss) for each of our five reportable segments:

        Wireline.    Wireline operating costs increased 53.6% to $84.8 million during 2001 compared to operating costs of $55.2 million during 2000, primarily as a result of increased network depreciation expenses, expenses in lieu of income taxes and selling, general and administrative expenses. Wireline operating income decreased 51.2% to $13.8 million during 2001 from $28.3 million in 2000.

        Wireless.    Wireless operating costs increased 44.0% to $39.9 million during 2001 compared to operating costs of $27.7 million during 2000, primarily as a result of increased network depreciation expenses, expenses in lieu of income taxes and selling, general and administrative expenses. Wireless operating income decreased 72.3% to $4.1 million during 2001 from $14.8 million in 2000.

        International.    International operating costs decreased 10.0% to $71.4 million during 2001 compared to operating costs of $79.3 million during 2000, primarily due to decreases in selling, general and administrative expenses. International operating income increased 119.2% to $11.4 million during 2001 from $5.2 million in 2000.

        Cable.    Cable operating costs totaled $3.8 million during 2001. Cable operating income was $900,000 in 2001. We acquired our cable subsidiary in October 2001 and, therefore, did not have any cable operating expenses or income during 2000.

        Other.    Other operating costs increased 39.3% to $29.4 million during 2001 compared to operating costs of $21.1 during 2000, primarily due to increased in data and Internet services. We incurred an operating loss of $15.7 million from other services during 2001 compared to operating income of $7.3 million in 2000.

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

        Adjusted EBITDA and Cash Flows.    Adjusted earnings before interest and other income, taxes and depreciation and amortization decreased by 2.3% to $85.2 million in 2001 from $87.2 million in 2000. We calculate adjusted earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes. See footnote 7 to Selected Financial Data.

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

  Acquisitions

        In April, 2001, we purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., now TRICOM Panama, S.A., for approximately $8.1 million. TRICOM Panama had approximately 888 analog wireless users at December 31, 2002 and owns the frequency rights for 107 channels of 25 MHz each. These frequencies will give us access to nationwide coverage, covering a population of approximately 2.8 million people. We have constructed an iDEN® network, at a cost as of December 31, 2002 of approximately $47.9 million, in Panama City and Colon, the two largest cities in Panama, and in important transportation corridors in other parts of the country. We offer digital wireless integrated services, including two-way radio, paging and interconnect services. At December 31, 2002, we had invested approximately $47.9 million in our Panama operations.

        On October 26, 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market including the concession granted by the Dominican government to operate a cable system. The transaction was valued at approximately $1,130 per subscriber equivalent or approximately $64.0 million, payable $41.8 million in cash and with 3,375,000 shares of our Class A common stock. TCN Dominicana is the leader of the Dominican cable television market with a 43% market share, serving 71,726 cable subscribers and close to 170,000 homes passed as of December 31, 2002. We intend to expand our subscriber base by increasing our penetration rate over existing homes passed and by expanding the reach of our existing cable network, as well as by marketing our various Internet access services and introducing new multimedia products and services.

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

        We used the guidelines of SFAS No. 142 to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. We utilized a present value technique to measure fair value. Estimates of future cash flows are consistent with the objective of measuring fair value. Those cash flows estimates are based on reasonable and supportable projections assumptions and consider all available evidence.

        Our amortization of goodwill for the year ended December 31, 2001 totaled approximately $47,000. During the fourth quarter of 2002, we performed our annual review for intangible assets and goodwill and recorded charges of $5.2 million and $2.8 million, respectively.

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

        Our 11 3/8% senior notes in the aggregate principal amount of $200 million will mature in September 2004. We filed a registration statement with the Securities and Exchange Commission for a proposed offer to exchange our existing 11 3/8% senior notes for new senior notes in the same aggregate principal amount that would mature at a later date. We withdrew the registration statement and did not make interest payments on the senior notes and other indebtedness.

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

        Our credit facilities in the Dominican Republic do not contain financial covenants. One loan with General Electric Capital Corporation of Puerto Rico, which had an outstanding principal amount of $5.6 million at December 31, 2001, and $2.9 million at December 31, 2002, contained two financial covenants that required us to maintain a minimum cash flow coverage ratio (defined as net income plus depreciation minus preferred dividends divided by current maturity of long term debt) and EBITDA coverage ratio (defined as earnings before interest, taxes, depreciation and amortization divided by current maturity of long term debt plus interest expense). GE Capital waived our non-compliance at September 30, 2002 and agreed to eliminate any financial covenants. This loan has been paid. The indenture with respect to our 11 3/8% senior notes due 2004 restricts our ability to incur indebtedness based upon the ratio of EBITDA for a specified period to outstanding indebtedness. EBITDA is calculated as consolidated net income plus, to the extent deducted in calculating net income, taxes, interest expense, depreciation, amortization and other non-cash charges. EBITDA is calculated under the indenture substantially identically to our calculation of EBITDA discussed above. The covenant restricts debt incurrence and except to measure our ability to borrow, we are not required to be in compliance with the ratio at any time.

        The following table contains certain information concerning the Company's material contractual obligations at December 31, 2002 (in millions of dollars).

	Payments due by Period
Contractual Cash Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years
Short-term debt	$48.5	48.5	—	—
Long-term debt	404.6	30.8	335.2	38.6
Capital lease obligations	14.5	2.7	10.3	1.5
Operating leases	24.7	2.9	9.9	11.9

Total Contractual Cash Obligations	$492.3	84.9	355.4	52.0

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

        The following table describes certain information regarding the ratings by S&P and Moody's of the notes:

S&P	Description	Moody's	Description
Rating B	The obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.	Rating Caa2	Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest. The modifier 2 indicates that the obligation ranks in the mid-range of its generic rating category.
Number of rating categories	22		21
Rank	15th (8th lowest)		18th (4th lowest)
Audience	Lenders, investors and other interested parties		Lenders, investors and other interested parties
Characteristics being rated
Business risk
        Industry characteristics
        Competitive position
        Management
Financial risk
        Financial characteristics
        Financial policy
        Profitability
        Capital structure
        Cash flow protection
	Financial flexibility		Franchise value Leverage Coverage Liquidity Profitability Management quality

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

        The names of our executive officers and directors are set forth below together with their ages at December 31, 2002 and current positions.

Name	Age	Position
Board of Directors
Named by GFN Corporation, Ltd.:
Manuel Arturo Pellerano Peña	48	Chairman of the Board
Héctor Castro Noboa	61	Vice President of the Board
Marcos J. Troncoso	55	Secretary
Carl H. Carlson	44	Treasurer
Juan Felipe Mendoza	49	Director
Aníbal De Castro	53	Director
Named by Motorola, Inc.:
Kevin J. Wiley	43	Director
Ralph Smith	47	Director
Richard Hanning	51	Director
Theodore W. Schaffner	56	Director
Independent Directors:
Marino Ginebra	56	Director
Edwin Corrie	74	Director
Executive Officers
Manuel Arturo Pellerano Peña	48	President, Chief Executive Officer and Chairman of the Board of Directors
Marcos J. Troncoso	55	Executive Vice President of International Business Development, Member of the Office of the President and Secretary
Carl H. Carlson	44	Executive Vice President, Chief Operating Officer, Member of the Office of the President and Treasurer
Ramón Tarrago	39	Chief Financial Officer and Vice President of International Division
Carlos Ramón Romero	50	Vice President, Business Segment Division
Ryan Larrauri	30	Vice President, Consumer Segment Division
Valeriano Valerio	43	First Vice President, Network Planning and Operations

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

        Manuel Arturo Pellerano Peña has served as Chairman of our Board of Directors and President and Chief Executive Officer since August 1994 and as a member of the Board of Directors since our formation in January 1988. He currently serves as President of Bancrédito, a bank affiliated with GFN and one of the largest commercial banks in the Dominican Republic and has been a member and the Vice President of the Board of Directors of GFN since April 1989. Mr. Pellerano holds a Bachelor of Science degree in Economics from the Universidad Nacional Pedro Henríquez Ureña.

        Marcos J. Troncoso has served as our Executive Vice President of International Development since March 1992, as Secretary of the Board of Directors since our formation in January 1988 and as Member of the Office of the President since September 1995. Prior to assuming these positions, Mr. Troncoso served as Executive Vice President of GFN beginning in May 1979. Mr. Troncoso received a law degree from Universidad Nacional Pedro Henríquez Ureña and a BS degree in business administration with a major in accounting from the University of Puerto Rico.

        Carl H. Carlson, our Executive Vice President and Chief Operating Officer since March 1998, has served as Treasurer of the Board of Directors since January 2000 and as a Member of the Office of the President since September 1995. Mr. Carlson was a Senior Vice President from March 1993 until March 1998 and Chief Financial Officer from September 1993 until September 1995. Mr. Carlson served as a Vice President of Finance and Administration from December 1989 until September 1993. Mr. Carlson was an Assistant Vice President for GFN's insurance division from 1987 until December 1989. From 1983 to 1987, Mr. Carlson was a Vice President at Chase Manhattan Bank. Mr. Carlson is a graduate of Instituto Technológico de Santo Domingo where he majored in business administration and accounting and finance. Mr. Carlson earned an MBA from a joint program between the University of South Carolina and Pontifica Universidad Católica Madre y Maestra.

        Ramón Tarragó, has served as our Chief Financial Officer and Vice President of International Division since July 2002. Mr. Tarragó has directed the International Division since its organization as a separate business unit in July 1996 as First Vice President. He was a Second Vice President of the Corporate Center from August 1995 until July 1996. He was a Second Vice President of the International Division from August 1995 until July 1996. He was Director of International Relations from November 1993 until August 1995. From February 1992 until November 1993, he was our Director of Finance. Between May 1991 and February 1992, he was a management associate in the Corporate Banking Unit at the Santo Domingo branch of Citibank. Mr. Tarragó worked for the World Bank's International Finance Corporation in Washington, D.C. from May 1990 to September 1990 and for Bancrédito between October 1986 and March 1988. He is the former dean of the MBA program at the Pontificia Universidad Católica Madre y Maestra and has held an academic post at the Instituto Tecnológico de Santo Domingo. Mr. Tarragó holds both a BA in economics from Universidad Nacional Pedro Henríquez Ureña and an MBA with a finance concentration from the Virginia Polytechnic Institute and State University.

        Carlos Ramón Romero has served as Vice President of our Business Segment Division since January 2002. He was Vice President Customer Relationship Management Division from July 2000 to blank and First Vice President of the Residential and Business Division from July 1996 until July 2000. Immediately prior to his arrival, Mr. Romero served as chief executive of a brokerage company which he started in February 1994. Mr. Romero served as Vice President of the Technical Area of Compañía Nacional de Seguros, a subsidiary of GFN, from 1980 until February 1994. Mr. Romero earned a BA in

International Services from the Universidad Nacional Pedro Henríquez Ureña, where he has since held various academic posts.

        Ryan Larrauri has served as Vice President of our Consumer Segment Division since June 2001. Before joining TRICOM, he was Vice President of Marketing for GFN's Bancrédito and Compañía Nacional de Seguros since 1999. He has held numerous directive and executive positions in the textile, consumer goods and financial sectors. Mr. Larrauri is the published author of Marketing in the Dominican Republic, Genesis and Evolution as well as several other specialized articles in the field. Mr. Larrauri has a B.S. in Marketing from the Univesidad Iberomaricana, as well as Post-Graduate degrees in Brand Management, International Business, Bank Management and Strategic planning.

        Valeriano Valerio has served as our First Vice President of Network Planning and Operations since June 2000 and as Second Vice President of Institutional Relationships between June 1995 and June 2000. Mr. Valerio graduated with a degree in Electrical Engineering from the Universidad Pedro Henriquez Ureña and studied at the Nippon Telegraph and Telephone Public Corporation of Tokyo, Japan.

        Héctor Castro Noboa has served as Vice President of our Board of Directors since August 1994 and as a member since our formation in January 1988. He has been director and Executive Vice President of GFN since April 1989. Between March 1993 and September 1997, Mr. Castro served as the Executive Vice President of Bancrédito. Mr. Castro has also worked for the Deutsche Sudamerikanische Bank (Germany), Citibank (Marketing Vice President), Bonanza Dominicana (Chief Financial Officer), Banco Metropolitano (Financial Advisor) and Universidad Nacional Pedro Henríquez Ureña (professor of international economics and macroeconomics). Mr. Castro has a degree in Business Economics from Madrid's Universidad Complutense where he studied business economics.

        Juan Felipe Mendoza has been a member of our Board of Directors since June 1997. Mr. Mendoza currently serves as Chief Executive Officer of Bancrédito and President of Compañía Nacional de Seguros. He is Vice President of FIDES (Inter-American Federation of Insurance Companies) and its regional commission for Central America and the Caribbean. Mr. Mendoza is a director of Reaseguradora Nuevomundo, Caribbean Hotel Association Insurance Company, Bancrédito and GFN Corporation. Mr. Mendoza joined GFN in 1977. Prior to joining GFN, Mr. Mendoza was employed in the Internal Audit Department for the Caribbean of the Royal Bank of Canada. Mr. Mendoza graduated from Universidad Nacional Pedro Henríquez Ureña and also attended Specialized Insurance Training Programs at Royal Global Insurance of New York and Swiss Insurance Formation Center, Swiss Re, Switzerland. Mr. Mendoza is a certified public accountant.

        Aníbal De Castro has been a member of our Board of Directors since May 1998, and has served as President of Editorial AA, a subsidiary of GFN, since May 1994. Mr. De Castro served on the Board of Directors of Corporación Dominicana de Electricidad (C.D.E), the country's state-owned electric utility provider from 1979 to 1982, and currently serves on the Board of Directors of several Dominican companies and professional associations including Banco de la Pequeña Empresa and Fondo de Financiamiento de la Micro-Empresa. Mr. De Castro graduated from Universidad Autónoma de Santo Domingo with a degree in journalism and holds a B.A. in economics from the University of East Anglia in Great Britain.

        Kevin J. Wiley has been a member of our Board of Directors since December 1998. He currently serves as the Vice President of Sales for Next Level Communications—a telecommunications equipment provider whose largest shareholder is Motorola, Inc. Prior to his employment at Next Level Communications, Mr. Wiley worked for the Motorola Network Management Group as the Director of Regional Cellular Operations for the Latin America Region from October 1998 until April 2001. He worked as the Vice President and General Manager of Aliant Cellular Communications from July 1995 to July 1997. Mr. Wiley has been involved in various positions within the wireless telecommunications industry throughout his entire career. He has a B.S. in Finance and Management from Creighton University.

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

Share Ownership

        We refer to Item 7 for information with respect to Manuel Arturo Pellerano Peña, who, to our knowledge, is the only director with 1% or greater percentage of ownership in Tricom.

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

Shareholder	Class A Common Stock Beneficially Owned(1)	Percentage of Class A Common Stock Shares Beneficially Owned(1)	Percentage of Class B Stock Beneficially Owned	Percentage of Voting Power (assuming that all of the Class B is Converted Stock into Class A Common Stock)(1)
GFN Corporation Ltd(2)	25,396,193	44.6	60.0	39.3
Oleander Holdings, Inc.(2)	12,161,750	21.4	60.0	18.8
Manuel Arturo Pellerano Peña(2)	27,426,374	48.2	60.0	42.5
Motorola, Inc.	7,657,818	14.4	40.0	11.9
Orient Star Holdings LLC(3)	2,835,700	6.2	—	4.4
Directors and executive officers as a group (17 persons)(4)	27,700,058	48.6	60.0	42.9

(1)
For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. Information relating to the percentage beneficially owned is calculated in accordance with SEC rule 13d-3 and includes for each of GFN Corporation Ltd., Manuel Arturo Pellerano Peña, Oleander Holdings Inc. and Motorola the shares of Class A common stock issuable upon conversion of the Class B stock beneficially owned by it only. For purposes of calculating the percentage of Class A common stock beneficially owned by GFN Corporation Ltd, for example, in accordance with SEC rule 13d-3, the number of outstanding shares of Class A common stock does not include shares that would be issuable upon conversion of Class B stock owned by Motorola. As a result, the percentage of Class A common stock beneficially owned by any holder of Class B stock is greater than the percentage of Class A common stock owned by that holder, assuming conversion of all Class B stock, shown in the column, "Percentage of Voting Power."

(2)
GFN Corporation Ltd. is controlled by Manuel Arturo Pellerano Peña, our Chairman of the Board of Directors and President, and members of his family. Oleander Holdings, Inc., a Panamanian corporation, is a wholly owned subsidiary of GFN.

(3)
Inmobiliaria Carso, S.A. de C.V., as the sole member of Orient Star Holdings LLC, is deemed to beneficially own indirectly the ADSs owned directly by Orient Star Holdings LLC. Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim and Johanna Monique Slim Domit own all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V., and are deemed to beneficially own indirectly the ADSs deemed beneficially owned by Inmobiliaria Carso, S.A. de C.V. and directly owned by Orient Star Holdings LLC. This information is based on a Schedule 13-G dated December 31, 2002 and filed with the Securities and Exchange Commission.

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

  •
  an officer, employee, principal stockholder, consultant or partner of TRICOM, apart from such directorship, or an officer, employee, principal stockholder, consultant or partner of an entity that was dependent upon TRICOM or any affiliate of TRICOM for more than 5% of its revenues or earnings in its most recent fiscal year;

  •
  an officer, director, employee, principal stockholder, consultant or partner of a person that is a competitor of TRICOM or any of its affiliates, any affiliate of such competitor, or any other person that was dependent upon such competitor or affiliate of such competitor for more than 5% of its revenues or earnings in its most recent fiscal year; or

  •
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

  •
  if GFN and Motorola each owns 50% of the then outstanding shares of Class B stock, each would have the right to designate five directors;

  •
  if either GFN or Motorola owns shares of Class B stock;

  •
  greater than 50% but less than or equal to 60% of the then outstanding shares of Class B stock, it would designate six directors and the other four directors;

  •
  greater than 60% but less than or equal to 70% of the then outstanding shares of Class B stock, it would designate seven directors and the other three directors;

  •
  greater than 70% but less than or equal to 80% of the then outstanding shares of Class B stock, it would designate eight directors and the other two directors;

  •
  greater than 80% but less than or equal to 90% of the then issued and outstanding shares of Class B stock, it would designate nine directors and the other one director; or

  •
  greater than 90% of the issued and outstanding Class B stock, it would designate all ten directors.

        Until such time as either Motorola or GFN owns less than 25% of the outstanding shares of Class B stock, the shareholders agreement requires the affirmative vote of nine directors to approve the following actions:

  •
  the acquisition or formation by TRICOM of any entity or the making of any investments in an other entity of business, including, but not limited to, the purchasing of equity or debt interests in or the extension of credit to such entity;

  •
  the incurrence of indebtedness, if after giving effect to such incurrence, including the proposed application of the proceeds of such indebtedness to pay existing indebtedness, the ratio of indebtedness to shareholders' equity would be greater than three to one;

  •
  approval of annual budgets relating to income, capital expenditure, operating expenses and cash flows (provided that this does not require approval of any projected debt incurrence that otherwise complies with the limits described above or of any other proposed corporate action for which super-majority approval is not specifically required); and

  •
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

        We provide life insurance to our employees and have obtained other insurance through Segna, formerly Compañìa Nacional de Seguros, a GFN affiliated insurance company. We paid insurance premiums to affiliates of GFN totaling $4.1 million, $4.4 million and $5.8 million in 2000, 2001 and 2002, respectively.

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

Motorola

        We have purchased telecommunications equipment from Motorola, particularly for the development of our wireless cellular system and our wireless local loop in the Dominican Republic for aggregate consideration of approximately $20.3 million, $20.2 million and $2.1 million during 2000, 2001 and 2002, respectively. During 2001, we purchased from Motorola an iDEN® system for Panama, for $20 million.

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

Other Financial Information

  LEGAL PROCEEDINGS

BellSouth Litigation

        On May 8, 2001, BSC of Panama, S.A., a subsidiary of BellSouth, which owns one of the two cellular telecommunications concessions granted by the Panamanian government, requested that the Panamanian Ente Regulador de los Servicios Publicos, or Ente, investigate TRICOM Panama, S.A. for violations of the Telecommunications Act and the Ente's regulations. BellSouth claimed that TRICOM Panama:

  •
  will use its iDEN® based trunking services to provide cellular telecommunications services, in violation of its license; and

  •
  although we proved that our iDEN® system has been modified to disable "hand off" capabilities, the fact that the equipment has these capabilities represents a breach of regulations and our license.

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

        The Ente has replied that it only regulates services and not technology and that the definition of "Conventional Trunking System Services" protects the temporary exclusivity regime given to cellular services because it does not allow the participation of new cellular service providers in the Panamanian market. The Attorney General also opined that the definition of "Conventional Trunking System Services" is legal. The license given to TRICOM Panama is for the operation of conventional trunking services, which it is operating with the iDEN® system.

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

        On August 28, 2001, TRICOM Panama received notice of a precautionary order obtained by BellSouth from the Seventh Civil Court of the First Judicial Circuit requiring TRICOM Panama to cease all activity directly or indirectly related to the installation and supply of telecommunication services using Motorola's iDEN® system. This order forms part of a tort claim, submitted by BellSouth on September 4, 2001, against TRICOM Panama for US$20,000,000 for the possible damages that TRICOM Panama may cause BellSouth in the event that TRICOM Panama initiates operations of an iDEN®-based trunking service.

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

  •
  only the Ente has by law the power to discontinue public utilities services;

  •
  this precautionary measure can only be applied to real property (not to personal property);

  •
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

  •
  BellSouth cannot claim any damages caused by TRICOM Panama activities, since TRICOM Panama operations are protected under a legitimate Conventional Trunking System Services license.

  •
  The Ente is the only authority empowered to declare that the telecommunications services provided by TRICOM Panama are not conventional trunking services, or that the iDEN® system cannot be used to provide conventional trunking systems.

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

        On April 26, 2002, BellSouth filed a claim against TRICOM Panama before the Ente alleging that TRICOM Panama is rendering voice and text mail services in violation of its concession and the authorized use of its frequencies. BellSouth argues that value added services, such as voice and text mail services, may only be provided by basic telephony or cellular operators. BellSouth requests that the Ente revoke TRICOM Panama's concession and rights to frequencies. BellSouth further requests as a provisional measure, and until the conclusion of the administrative proceedings, that the Enteorder TRICOM Panama to suspend its trunking services or, alternatively, its voice and text mail services. On May 10, 2002, the Ente ordered TRICOM Panama to suspend its voice mail services until the Ente determines whether the imposition of sanctions is appropriate.

        On September 17, 2002, the Ente granted TRICOM Panama the license to offer international long distance communications services.

        On October 24, 2002, the Ente granted TRICOM Panama the license to offer basic telecommunications services.

        On April 4, 2003, the Supreme Court reinstated a precautionary order, originally issued on August 28, 2001, requiring TRICOM Panama to cease all activity directly or indirectly related to the installation and supply of telecommunications services using Motorola's iDEN® system. Notwithstanding the reinstatement of the order, we continue to use the iDEN® system to provide services. Our Panamanian legal counsel has advised us that the reinstatement of the precautionary order is not necessarily indicative of the final decision on BSC's pending claims.

        On January 16, 2003, a trial started on BSC's actions to require that TRICOM Panama cease all activity directly or indirectly related to the installation and supply of telecommunication services using Motorola's iDEN® system and to recover damages. The 11th Civil Court of the First Judicial Circuit considered evidence and testimony presented by experts appointed by TRICOM Panama, BSC and by the court until March 19, 2003. TRICOM Panama has filed motions that challenge the authority of the 11th Civil Court of the First Judicial Circuit to decide the case, arguing that only the ENTE may consider the issues raised by BSC. On May 20, 2003, the Superior Tribunal denied this motion. Decision on the trial is pending. We understand that, anticipating a final judgment in its favor in the trial, BSC is preparing a criminal complaint against TRICOM Panama with respect to its failure to comply with the precautionary order, reinstated by the Supreme Court, requiring that TRICOM Panama cease all activity directly or indirectly related to the installation and supply of telecommunications services.

        In February 2003, the ENTE ruled that voice and text mail services do not violate the terms of the concession granted to TRICOM Panama, thus allowing TRICOM Panama to legally provide those services under its trunking license.

Dominican Tax Assessment

        In June 2002, we received notice from the Dominican Tax Service claiming that we owed additional amounts in respect of taxes in lieu of income taxes for the period from January 1, 1999 through June 30, 2001 (the last day through which Dominican tax authorities have audited our tax payments) and for withholding tax on our investment in our wholly-owned subsidiary, TRICOM Latinoamérica and on certain other payments.

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

        The Service also claims that we were required to withhold and pay to the tax service 25% of the amount of our investment in TRICOM Latinoamérica, approximately $35 million. The 25% withholding tax generally applies to payments from Dominican source income for services to non-Dominican vendors and to certain dividends. The Service seeks RD$168.1 million ($9.0 million), plus penalties and interest, with respect to this claim.

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

	New York Stock Exchange
			Daily Trading Average Volume
	High	Low
Year ended December 31, 1998	12 9/16	3 7/16	104,496
Year ended December 31, 1999	22 5/8	6	35,240
Year ended December 31, 2000	28 1/2	6 11/20	71,856
Year ended December 31, 2001
First Quarter	12.46	7.00	13,746
Second Quarter	7.80	6.00	22,989
Third Quarter	6.70	5.30	14,836
Fourth Quarter	5.75	3.15	45,943
Year ended December 31, 2002
First Quarter	4.00	3.30	9,288
Second Quarter	3.90	3.00	13,196
Third Quarter	3.63	3.09	11,078
Fourth Quarter	3.20	3.05	33,785
Monthly/Period
First Quarter 2003	3.05	2.76	4,169
Second Quarter (through May 14, 2003)	2.72	2.55	6,660
November 2002	3.29	2.91	60,242
December 2002	3.09	2.93	34,529
January 2003	2.99	2.94	5,200
February 2003	2.96	2.87	3,559
March 2003	3.05	2.76	4,257
April 2003	2.98	2.73	3,376

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

  •
  to provide, maintain and operate telecommunications systems in the Dominican Republic and elsewhere;

  •
  to enter into such agreements as may be required to be interconnected to the switched public telephone network, as well as to any domestic networks rendering inter-urban services, as may be required by said telecommunications systems; and

  •
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

Shareholders Meetings

        Shareholders are entitled to vote on all matters at ordinary or special shareholders' meetings. The board of directors will convene an annual shareholders' meeting at least once a year in order for shareholders:

  •
  to elect new directors and a vigilance officer;

  •
  to acknowledge the vigilance officer's report; and

  •
  for management to report upon our financial performance and for the shareholders to decide whether or not to distribute dividends.

        Ordinary shareholders' meetings may be convened at other times in order to transact other business, including to remove directors. Special shareholders' meetings are convened in order to effect fundamental changes in our structure, including to approve amendments to our by-laws. Under our by-laws, shareholders' meetings may be convened by:

  •
  the Chairman of the board of directors;

  •
  a majority of the members of the board at any time;

  •
  at the request of the holders of 30% of the shares entitled to be cast at such meeting; and

  •
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

  •
  amendments to the by-laws, including increases or decreases of our authorized share capital;

  •
  the issuance of shares of Class B stock in addition to those shares of Class B stock outstanding on the date of the adoption of the by-laws, except in connection with a dividend or other distribution with respect to, or a subdivision, consolidation or reclassification of all outstanding shares of stock;

  •
  the declaration and payment of any dividend or distribution with respect to our capital stock;

  •
  any increase or decrease in the number of directors; and

  •
  our voluntary winding up or liquidation or the filing of a bankruptcy petition.

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

  1.
  Oleander

  2.
  Motorola

  3.
  any subsidiary or affiliate, as defined, and

  4.
  with respect to Oleander, Manuel Arturo Pellerano Peña and any member of the family of Manuel Arturo Pellerano Peña as of the date of the initial public offering that had an interest (including indirectly through any corporation, trust or entity) in Oleander and

  •
  the spouse or surviving spouse and natural and adopted children of any such family member

  •
  any trust existing solely for the benefit of family members and any person who would be a permitted transferee of any such family member under clause (4) and any trustee of such trust

  •
  upon the death of any such member or any person who would be a permitted transferee of any member, such holder's estate or any executor, administrator or other legal representative of such holder, and

  •
  any corporation, partnership or other entity all of the outstanding equity interests of which are owned, or all of the outstanding voting power of which is controlled, directly or indirectly by, or any trust or similar entity the sole beneficiaries of which are, such members and their permitted transferees.

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

  •
  the rate established by the Central Bank at which the Dominican government buys and sells foreign currency or the official rate; and

  •
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

Interest Rate Risks

        Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At December 31, 2002, we had outstanding $200 million aggregate principal amount of notes. The notes bear interest at fixed rate of 11 3/8% per annum and mature in the year 2004. The fair value of the notes was approximately $110 million at December 31, 2002. The notes are U.S. dollar denominated.

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

  4.
  Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2000, 2001 and 2002.

  5.
  Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002.

  6.
  Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number
1.1	Amended and Restated By-laws of TRICOM, S.A. with English translation thereof (incorporated by reference to Exhibit 3 to our Amendment No. 1 of the Registration Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574)).
2.1	Indenture, dated August 21, 1997, between The Bank of New York, as trustee, and TRICOM, S.A. (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-4, filed on December 29, 1997 (file no. 08150)).
2.2	Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Amendment No. 1 to Registration Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574)).
2.3	Form of American Depositary Receipt (included as part of Exhibit 2.4) (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1, filed on April 2, 1998 (file no. 333-08574)).
2.4	Form of Deposit Agreement between The Bank of New York, TRICOM, S.A. and owners and holders of American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1, filed on April 2, 1998 (file no. 333-08574)).
4.1	IDEN® Infrastructure Supply Agreement, dated July 31, 2000, between Motorola, Inc. and Tricom Latinoamerica, S.A. (incorporated by reference to Exhibit 4.1 to our Annual report on Form 20-F/A, filed on November 21, 2001 (file no. 14816)).
4.2	Concession Agreement, dated February 20, 1996, between the Dominican State and TRICOM, S.A. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-4, filed on December 29, 1997 (file no. 333-08150)).
4.3	Concession Agreement, dated April 30, 1990, between the Dominican State and TRICOM, S.A. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-4, filed on December 29, 1997 (file no. 333-08150)).
4.4	Interconnection Agreement, dated May 17, 1994, between Compania Dominicana de Telefonos, C. por A. (Codetel) and TRICOM, S.A. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-4, filed on December 29, 1997 (file no. 333-08150)).
4.5	Addendum to Interconnection Agreement, dated January 2, 1998, between Codetel and TRICOM, S.A. (incorporated by reference to Exhibit 10.4 to our Amendment No. 1 to Registration Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574)).
4.6	Amended and Restated Shareholders Agreement among TRICOM, S.A., Motorola, Inc. and Oleander Holding, Inc. (incorporated by reference to Exhibit 10.7 to our Amendment No. 1 to Registration Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574)).
4.7	1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to our Amendment No. 1 to Registration Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574)).
4.8	The Guaranty, dated August 21, 1997, issued by each of TRICOM's subsidiaries in favor of the holders of 11 3/8% notes due 2004 under the Indenture, dated August 21, 1997 (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-4, filed on December 29, 1997 (file no. 333-08150)).

4.9	Dealer Manager Agreement, dated December 18, 2002, among TRICOM, S.A., the guarantors named therein and Bear, Stearns & Co. Inc. (incorporated by reference to Exhibit 1.1 to our Amendment No. 1 to Registration Statement on Form F-4, filed on March 20, 2003 (file no. 333-101922)).
8.1	List of Subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

TRICOM, S.A. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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

Santo Domingo, Dominican Republic April 25, 2003	KPMG Member Firm of KPMG International

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2001	2002
Assets
Current assets:
Cash on hand and in banks (note 6)	$12,576,050	$6,080,303
Accounts receivable (notes 5, 6 and 21):
Customers	27,537,952	26,253,107
Carriers	4,168,187	3,806,849
Related parties	5,191,359	843,190
Officers and employees	687,355	811,122
Other	1,010,801	1,193,975

	38,595,654	32,908,243
Allowance for doubtful accounts	(4,097,001)	(7,763,109)

Accounts receivable, net	34,498,653	25,145,134
Inventories, net of allowance of $286,162 in 2001 and $706,304 in 2002	7,054,100	3,937,678
Certificates of deposit (notes 6, 7 and 11)	15,200,000	15,900,710
Prepaid expenses (note 6)	5,850,267	7,099,415
Deferred income taxes (note 18)	1,624,637	1,307,870

Total current assets	76,803,707	59,471,110

Mortgage participation contracts (note 8)	3,968,711	463,542
Property and equipment, net (notes 4, 6, 9, 13, 15 and 29)	685,916,632	668,120,192
Intangible assets (note 9)	12,135,877	6,946,978
Goodwill, net of amortization (note 9)	24,375,646	21,914,327
Other assets at cost, net of amortization (notes 6 and 10)	26,214,053	25,312,934

	$829,414,626	$782,229,083

Liabilities and Stockholders' Equity
Current liabilities:
Notes payable (notes 6, 11, 12 and 15):
Borrowed funds—banks	$86,872,001	$32,774,334
Borrowed funds—related parties	27,076,366	5,835,592
Commercial paper	29,242,556	9,907,583
Current portion of long-term debt	30,493,532	30,724,888

	173,684,455	79,242,397

Current portion of capital leases—related party (notes 6 and 13)	6,643,766	2,738,413
Accounts payable (note 6):
Carriers	8,831,981	11,032,780
Related parties	6,868,834	5,939,222
Suppliers	17,543,401	15,746,551
Other	3,881,848	1,445,558

	37,126,064	34,164,111
Interest payable (note 6)	11,331,294	11,595,595
Other liabilities (note 14)	14,644,012	14,910,246
Accrued expenses	8,941,506	6,241,795

Total current liabilities	252,371,097	148,892,557

Reserve for severance indemnities (note 9)	1,639,718	675,742
Deferred income taxes (note 18)	2,172,814	1,691,779
Commercial paper (note 12)	1,153,759	41,708,647
Capital leases, excluding current portion—related party (notes 6 and 13)	11,213,000	11,792,908
Long-term debt, excluding current portion (notes 6 and 15)	305,459,748	332,082,076

Total liabilities	574,010,136	536,843,709

Minority interest	1,870,833	—
Shareholders' equity (notes 16, 22 and 23):
Class A common stock, par value RD$10: Authorized 55,000,000 shares; issued 24,245,920 shares at December 31, 2001 and 45,458,131 at December 31, 2002	14,753,134	24,951,269
Class B stock, par value RD$10: Authorized 25,000,000 shares; issued 19,144,544 shares	12,595,095	12,595,095
Additional paid-in-capital	217,290,020	275,496,964
Retained earnings (loss)	10,919,165	(65,634,197)
Other comprehensive income-foreign currency translation (note 2.3)	(2,023,757)	(2,023,757)

Shareholders' equity, net	253,533,657	245,385,374
Commitments and contingencies (notes 3, 6, 13, 15, 18, 19, 20, 21 and 23)

	$829,414,626	$782,229,083

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended December 31,
	2000	2001	2002
Operating revenues (note 6):
Toll revenues	$28,666,107	$29,017,817	$25,983,658
International revenues	84,187,050	82,024,320	87,849,481
Local service	51,309,514	63,419,066	65,738,617
Cellular and PCS	35,796,234	37,302,337	37,663,872
Data and Internet	3,461,192	8,268,003	10,968,511
Paging	1,703,963	1,051,368	603,107
Sale of equipment	5,263,137	2,686,304	1,730,070
Installation and activation fees	13,748,906	14,347,671	5,343,997
Cable	—	4,735,872	21,487,466
Other	161,552	919,427	670,806

Total operating revenues	224,297,655	243,772,185	258,039,585

Operating costs:
Transport and access charges (depreciation not included) (note 20)	68,607,640	68,336,474	77,225,633
Programming costs (depreciation not included) (note 20)	—	1,225,397	6,711,789
Impairment charge on long-lived assets (note 29)	—	—	12,084,483
Impairment of goodwill and other intangible assets (note 9)	—	—	7,650,218
Network depreciation	29,341,705	44,510,197	53,235,204
Expense in lieu of income taxes (note 17)	10,173,983	12,646,103	5,896,644
Selling, general and administrative expenses, including depreciation charges of $6,823,574, $9,922,008 and $12,959,297 in 2000, 2001 and 2002, respectively (notes 6, 10, 19, 20 and 23)	70,690,895	98,754,972	109,582,586
Cost of equipment sold	2,911,386	2,069,561	1,348,525
Other	1,550,161	1,745,902	1,232,752

Total operating costs	183,275,770	229,288,606	274,967,834

Operating income (loss)	41,021,885	14,483,579	(16,928,249)

Other income (expenses) (notes 6 and 10):
Interest expense	(34,037,053)	(42,108,715)	(64,314,284)
Interest income	3,301,031	2,428,316	1,983,131
Foreign currency exchange gain (loss)	(303,078)	(259,951)	2,881,442
Gain (loss) on sale of fixed assets, net	29,874	(282,713)	389,217
Other, net	(197,118)	1,361,944	(1,487,260)

Other expenses, net	(31,206,344)	(38,861,119)	(60,547,754)

Earnings (loss) before income taxes, minority interest and cumulative effect of accounting change	9,815,541	(24,377,540)	(77,476,003)
Income taxes (note 18)	(588,377)	(511,376)	(948,192)

Earnings (loss) before minority interest and cumulative effect of accounting change	9,227,164	(24,888,916)	(78,424,195)
Minority interest	—	1,775,079	1,870,833

Earnings (loss) before cumulative effect of accounting change	9,227,164	(23,113,837)	(76,553,362)
Cumulative effect of accounting change:
Installation and activation revenues (note 14)	(16,452,799)	—	—

Net loss	$(7,225,635)	$(23,113,837)	$(76,553,362)

Earnings (loss) per common share—basic and diluted
Earnings before cumulative effect of accounting change	0.33	(0.78)	(1.77)
Cumulative effect of accounting change	(0.59)	—	—

Net loss per common share—basic and diluted	$(0.26)	$(0.78)	$(1.77)

Average number of common shares used in calculation:
Basic	27,723,665	29,571,266	43,400,464

Diluted	27,896,666	29,571,266	43,400,464

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2000, 2001 and 2002

	Number of Common Shares Issued		Common Stock			Retained Earnings		Other Comprehensive Income-Foreign
	Class A	Class B	Class A	Class B	Additional Paid in Capital	Appropriated Legal Reserve	Un-appropriated	Currency Translation	Shareholders' Equity, Net
Balance at December 31, 1999	5,700,000	19,144,544	3,750,000	12,595,095	94,288,852	1,653,007	39,605,630	(2,023,757)	149,868,827
Issuance of common shares, net of issue cost of $6,852,774 (note 16)	4,000,000	—	2,460,025	—	64,687,201	—	—	—	67,147,226
Stock-based compensation to non-employees (note 23)	—	—	—	—	1,005,755	—	—	—	1,005,755
Net loss	—	—	—	—	—	—	(7,225,635)	—	(7,225,635)

Balance at December 31, 2000	9,700,000	19,144,544	6,210,025	12,595,095	159,981,808	1,653,007	32,379,995	(2,023,757)	210,796,173
Issuance of common shares in payment of company acquisition (notes 9, 16 and 27)	3,375,000	—	1,991,250	—	19,676,250	—	—		21,667,500
Issuance of common shares, net of issue cost of $1,331,096 (note 16)	11,170,920	—	6,551,859	—	36,801,108	—	—	—	43,352,967
Stock-based compensation to non-employees (note 23)	—	—	—	—	830,854	—	—	—	830,854
Net loss	—	—	—	—	—	—	(23,113,837)	—	(23,113,837)

Balance at December 31, 2001	24,245,920	19,144,544	$14,753,134	$12,595,095	$217,290,020	$1,653,007	$9,266,158	$(2,023,757)	$253,533,657
Issuance of common shares, Net of issue cost of $1,594,921 (note 16)	21,212,211	—	10,198,135	—	58,206,944	—	—	—	68,405,079
Net loss	—	—	—	—	—	—	(76,553,362)	—	(76,553,362)

Balance at December 31, 2002	45,458,131	19,144,544	$24,951,269	$12,595,095	$275,496,964	$1,653,007	$(67,287,204)	$(2,023,757)	$245,385,374

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2000	2001	2002
Cash flows provided by operating activities:
Net loss	$(7,225,635)	$(23,113,837)	$(76,553,362)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	36,165,279	54,432,205	66,194,501
Impairment charge of long-lived asset, intangible assets and goodwill	—	—	19,734,701
Amortization of debt issue cost	1,958,610	2,253,822	3,301,996
Allowance for doubtful accounts	3,499,893	5,519,059	7,099,263
Amortization of radio frequency rights	320,186	660,086	778,262
Goodwill amortization	—	47,031	—
Allowance for obsolescence of equipment pending installation	—	1,014,605	—
Amortization of deferred cellular equipment costs	—	390,777	2,176,802
Provision for inventory obsolescence	791,806	1,280,458	1,941,517
Expenses for severance indemnities	760,740	1,987,129	2,043,077
Cumulative effect of accounting change in installations and activations revenues	16,452,799	—	—
Deferred income tax, net	491,890	374,318	(164,268)
Value of consulting services received in exchange for stock warrants	1,005,755	830,854	—
Minority interest	—	(1,775,079)	(1,870,833)
Loss (gain) on sale of fixed assets, net	(29,874)	282,713	(389,217)
Gain on sale of assets	(806,180)	—	—
Net changes in assets and liabilities:
Accounts receivable	(9,497,912)	(839,867)	2,254,256
Inventories	(631,644)	1,217,776	1,174,905
Prepaid expenses	(1,310,464)	2,162,909	(1,249,148)
Long-term accounts receivable	22,619	—	—
Other assets	(9,765,092)	(4,336,819)	(5,355,941)
Accounts payable	12,429,429	(3,094,374)	(2,961,953)
Interest payable	—	—	264,301
Other liabilities	(252,016)	(7,885,779)	895,861
Accrued expenses	(1,258,728)	4,635,412	(2,699,711)
Reserve for severance indemnities	(782,427)	(2,040,943)	(3,007,053)

Total adjustments	49,564,669	57,116,293	90,161,318

Net cash provided by operating activities	42,339,034	34,002,456	13,607,956

Cash flows from investing activities (notes 9 and 27):
Cancellation (acquisition) of investments	(578,887)	(15,862,209)	2,804,459
Proceeds from sale of fixed assets	2,405,494	41,653	5,041,173
Business acquisitions, net of cash acquired	—	(47,416,009)	—
Acquisition of property and equipment	(151,221,583)	(113,229,826)	(65,764,127)

Net cash used in investing activities	(149,394,976)	(176,466,391)	(57,918,495)

Cash flows from financing activities (notes 9 and 27):
Borrowed funds from banks	226,440,816	117,508,250	31,943,835
Principal payments to banks	(207,910,973)	(115,281,528)	(85,041,502)
Proceeds from issuance of commercial paper	—	30,396,315	21,219,915
Borrowed funds from related parties	71,727,978	82,699,726	66,986,388
Principal payments to related parties	(58,213,312)	(87,033,972)	(88,227,162)
Capital lease payments	(22,745,278)	(6,317,907)	(3,325,445)
Payments of long-term debt	(10,315,216)	(3,133,887)	(30,493,532)
Proceeds from issuance of long-term debt	45,664,687	74,650,469	56,347,216
Issuance of common stock	67,147,226	43,352,967	68,405,079

Net cash provided by financing activities	111,795,928	136,840,433	37,814,792
Net increase (decrease) in cash and on hand and in banks	4,739,986	(5,623,502)	(6,495,747)
Cash on hand and in banks at beginning of the year	13,459,566	18,199,552	12,576,050

Cash on hand and in banks at the end of the year	$18,199,552	$12,576,050	$6,080,303

Supplementary information:
Interest paid (net of capitalization)	(33,785,503)	(40,731,785)	(60,747,987)
Expense in lieu of income taxes and income taxes paid	(12,728,693)	(11,090,071)	(8,611,320)
Capital lease obligation incurred	$17,691,845	$3,345,398	$—

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

  TRICOM, S. A. (Parent Company)
  GFN Comunicaciones, S. A.
  TRICOM Centroamérica, S. A.
  Call Tel Corporation
  TRICOM USA, Inc. and Subsidiaries
  TRICOM Latinoamérica, S. A. and Subsidiaries (a company in development stage)
  TCN Dominicana, S. A. (TCN or Telecable)

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

        TRICOM Latinoamérica, S. A. is a company organized under the laws of the Cayman Islands on May 12, 2000. The activity of this company is to act as the holding company of the Company's telecommunications operations in Central America and the Caribbean.

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

        The following table reconciles weighted average common shares outstanding used in the calculation of basic earnings (loss) per common share to the number of shares used in the calculation of diluted earning (loss) per share for the years 2000, 2001 and 2002:

	For the year ended December 31,
	2000	2001	2002
Weighted average number of common shares outstanding—basic	27,723,665	29,571,266	43,400,464
Dilutive effect of potential common shares issuable upon exercise of employee stock options and warrants	173,001	—	—

Weighted average number of common shares outstanding—diluted	27,896,666	29,571,266	43,400,464

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

	At December 31,
	2001	2002
Net loss—as reported	$(23,113,837)	$(76,553,362)
Add total stock-based employee compensation determined under fair-value-based method for all rewards	(424,397)	(98,450)

Pro forma net loss	$(23,538,234)	$(76,651,812)

Net loss per share:
As reported—basic and diluted	$(0.78)	$(1.77)

Pro forma—basic and diluted	$(0.80)	$(1.77)

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

        In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for one reporting unit. In this step, the Company compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation was the implied fair value of the reporting unit goodwill. The implied fair value of this reporting unit exceeded its carrying amount and the Company was not required to recognize an impairment loss.

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

        While the Company's Panama telecommunications subsidiary initiated its digital trunking operation in April 2002 using Motorola's iDEN® technology, such subsidiary has not yet signed interconnection agreements with telecommunications companies operating in Panama. Further, it may not be able to do so until certain lawsuits and related proceedings are settled in the Panama Supreme Court. An adverse ruling in this case could have a material negative impact on the Company's financial position and results of future operations. (See note 20).

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

        The Company's 11 3/8% senior notes in the aggregate principal amount of $200 million will mature in September 2004. The Company has filed a registration statement with the U.S. Securities and

Exchange Commission for a proposed offer to exchange the existing 11 3/8% senior notes for new senior notes in the same aggregate principal amount that would mature at a later date. That registration statement is not yet effective and the Company has not yet specified the terms of the new notes that it is offering, including the maturity date and interest rate. The successful completion of the proposed exchange offer and consent solicitation will eliminate the requirement to repay the exchanged portion of the $200 million principal amount of the notes in September 2004. If the Company is unsuccessful in the proposed exchange offer and consent solicitation or if it otherwise cannot extend the maturity of the notes, the Company's cash flow from operations will not be sufficient to repay the notes and the Company may not be able to obtain financing from other sources.

4      Property, plant and equipment

        A detail of property, plant and equipment at December 31, 2001 and 2002 is as follows:

	At December 31,
	2001	2002
Operations and communications:
Land	$11,902,288	$9,004,110
Buildings and improvements	19,758,611	20,194,987
Furniture and equipment	12,975,140	13,733,552
Communications equipment	209,017,605	258,976,701
Transmission equipment	353,561,238	422,166,369
Other equipment	25,624,184	7,359,744

	632,839,066	731,435,463
Less accumulated depreciation	105,969,914	159,114,008

Sub-total, operations and communications	526,869,152	572,321,455
Property and equipment:
Buildings	9,391,263	9,912,339
Furniture and office equipment	30,679,651	30,482,967
Transportation equipment	6,612,102	6,746,925
Leasehold improvements	6,307,745	11,059,817
Data processing equipment	45,459,879	59,224,929

	98,450,640	117,426,977
Less accumulated depreciation	30,431,856	44,039,805

Sub-total, property and equipment	68,018,784	73,387,172

Communications equipment pending installation, net of allowance for obsolescence of $1,014,605 in 2001 and $773,406 in 2002(a)	21,536,007	7,996,892
Cable company equipment pending installation(a)	3,451,697	4,342,127
Equipment in transit(b)	4,396,131	1,244,214
Construction in process(c)	61,644,861	8,828,332

Property and equipment, net	$685,916,632	$668,120,192

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

(c)
A detail of construction in process at December 31, 2001 and 2002 is as follows:

	At December 31,
	2001	2002
Operation and communication
Buildings	$563,058	$1,226,265
Transmission equipment(I)	40,173,633	3,621,570
Cells	13,630,164	775,995
Other-Property and equipment	7,278,006	3,204,502

	$61,644,861	$8,828,332

  (i)
  As of December 31, 2001, this item includes approximately $24.7 million for a network to provide trunking services with Motorola iDEN® technology, primarily in the Republic of Panama. (See note 20).

  5 Accounts receivable

        Changes in the allowance for doubtful accounts were as follows:

	At December 31,
	2000	2001	2002
Allowance at beginning of year	$4,307,563	$2,394,903	$4,097,001
Increase for the year, net(a)	3,499,893	5,519,059	7,099,263
Write-off during the year	(5,412,553)	(3,816,961)	(3,433,155)

Allowance at end of year	$2,394,903	$4,097,001	$7,763,109

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

        A detail of balances with related companies at December 31, 2001 and 2002, is as follows:

	At December 31,
	2001	2002
Assets:
Cash in banks	$4,689,200	$2,006,577
Deposits—cash equivalent(a)	6,292,398	3,750,628
Accounts receivable(b)	5,191,359	843,190
Certificate of deposit	15,200,000	14,400,710
Prepaid expenses—insurance	4,456,265	5,940,537
Other assets—deposits	86,580	—

Liabilities:
Borrowed funds(c)	27,076,366	5,835,592
Commercial paper(d)	1,964,942	18,826,198
Accounts payable	6,868,834	5,939,222
Interest payable	338,497	479,477
Capital leases	17,856,766	14,531,321
Long-term debt(e)	—	28,601,131

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

(e)
Unsecured loans with related offshore entities that accrued interest on a monthly basis at an annual rate of 11.5% maturing in December 2007.

        A detail of transactions with related parties during the years ended December 31, 2000, 2001 and 2002, is as follows:

	For the years ended December 31,
	2000	2001	2002
Operating revenues—Communications services revenues	$1,948,321	$3,687,902	$4,135,014
Selling, general and administrative expenses:
Insurance premiums	4,071,713	4,379,992	4,803,472
Leased premises and equipment	157,600	122,568	116,885
Security services	227,001	267,725	190,047
Pension plan contributions	738,058	739,247	662,505
Advertising services	250,232	1,031,539	573,700
Professional services	234,348	128,957	—
Other	—	213,677	231,245
Other income (expenses):
Interest incurred on loans	(5,713,690)	(5,751,382)	(9,767,033)
Interest earned	1,805,780	1,906,029	1,955,588
Gain on sale of fixed assets(a)	—	—	451,271
Other, net(b)	806,180	—	(29,616)
Bank charge	(151,600)	(56,732)	(112,070)
Equipment purchased (Motorola)	20,279,706	20,196,766	2,095,593

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

        The allocation of the purchase price to the estimated fair value of assets acquired and liabilities assumed at the date of acquisition is as follows:

Current assets	$8,052,540
Property and equipment	32,208,572
Other non-current assets	77,977
Intangible Assets	12,135,877
Goodwill	21,914,327

Total assets acquired	74,389,293

Less:
Current liabilities	7,544,934
Other non-current liabilities	1,209,219
Reserve for severance indemnities	1,625,215

Total liabilities assumed	10,379,368

Net assets acquired	$64,009,925

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

2001
Revenues	$257,825,370)
Earnings (loss) before cumulative effect of accounting change	(21,532,336)
Net loss	(21,532,36)
Loss per share-basic and diluted	(0.73)

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

        The allocation of the purchase price to the estimated fair value of assets acquired and liabilities assumed at the date of acquisition of the 51% of the Company's equity was as follows:

Current assets	$177,717
Property and equipment	3,305,797
Other non-current assets	666,035
Goodwill	2,508,350

Total assets acquired	6,657,899

Less:
Current liabilities	351,695
Other non-current liabilities	3,130

Total liabilities assumed	354,825

Net assets acquired	$6,303,074

Intangible assets

        There were no acquisitions of intangible assets during the year ended December 31, 2002. The summary of changes in the Company's intangible assets during the year ended December 31, 2002 is as follows:

	January 1 2002	4th Quarter Impairment	December 31, 2002
Cable license	$9,303,602	2,356,624	6,946,978
Broadcasting contracts	2,832,275	2,832,275	—

	$12,135,877	5,188,899	6,946,978

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

Goodwill

        At December 31, 2001 and 2002, the composition of goodwill is as follows:

	Central America
	Cable Segment	Wireless Segment	Total
Acquisition of TCN Dominicana, S.A.	$21,914,327	—	21,914,327
Acquisition of Cellular Communications of Panama, S. A. (subsequently TRICOM Panama, S. A.)	—	2,508,350	2,508,350

	21,914,327	2,508,350	24,422,677
Less amortization—wireless Central America	—	(47,031)	(47,031)

Balances at December 31, 2001	$21,914,327	2,461,319	24,375,646

Impairment charge	—	(2,461,319)	(2,461,319)

Balances at December 31, 2002	$21,914,327	—	21,914,327

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

        Net loss and loss per share for the year ended December 31, 2001, adjusted to exclude amortization expense for goodwill no longer amortized under SFAS 142, is as follows:

Net loss:
Reported net loss	$(23,113,837)
Add back adjusted net loss Amortization of goodwill	47,031

$(23,066,806)

Basic and diluted loss per common share:
Reported net loss	$(0.78)
Amortization of goodwill	—

Adjusted net loss	$(0.78)

10    Other assets

        Other assets at December 31, 2001 and 2002 consisted of the following:

	At December 31,
	2001	2002
Deferred debt issue costs and bank debt, net(a)	$8,852,320	$7,680,649
Deposits	2,341,455	2,258,162
Radio frequency rights, net(b)	11,029,074	10,250,812
Other(c)	3,991,204	5,123,311

	$26,214,053	$25,312,934

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

(b)
Represent payments for the frequency usage rights to expand the cellular and PCS capacity of the Company in the Dominican Republic, as well as for the acquisition of the radio frequency rights in El Salvador, Guatemala and Panama, as part of the Company's expansion plans in Central America. For the years ended December 31, 2000, 2001 and 2002, the amortization expense amounted to $320,186, $660,086 and $778,262, respectively, and is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations. The fair value of these assets at December 31, 2002 is higher than the book value and was determined based on market price of these assets, based on information provided by independent appraisals.

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

11    Borrowed funds—banks

        Funds borrowed by the Company consist of:

	At December 31,
	2001	2002
Funds denominated in US dollars(a)	$80,830,945	$32,774,334
Funds denominated in Dominican pesos(b)	6,041,056	—

	$86,872,001	$32,774,334

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

12    Commercial paper

        At December 31, 2001 and December 31, 2002, commercial paper issued by the Company consisted of:

	At December 31,
	2001	2002
Commercial paper in US dollars (a)	$26,914,427	$47,541,631
Commercial paper in Dominican pesos (b)	3,481,888	4,074,599

Total commercial paper	30,396,315	51,616,230
Less short-term commercial paper	29,242,556	9,907,583

Long-term commercial paper	$1,153,759	$41,708,647

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

        The following is a schedule of the maturity for such debt at December 31, 2002:

One to three months	$3,472,487
Three to six months	2,997,215
Six months to one year	3,437,881
More than one year	41,708,647

13    Capital leases

        The Company has entered into various capital lease contracts with a related party. These contracts will mature at various dates during the next four years. Assets recorded under these capital leases consist of:

	At December 31,
	2001	2002
Communications equipment and other equipment	$41,959,139	$41,596,684
Transportation	1,276,815	1,276,815
Machinery and equipment	307,748	307,748

	43,543,702	43,181,247
Less accumulated depreciation	11,169,666	13,941,685

	$32,374,036	$29,239,562

        During 2002 the Company renegotiated these capital lease contracts. This resulted in lower monthly payments and the extension of their maturity through 2007.

        A schedule of the lease payment requirements under these capital leases is as follows:

Year ending December 31,
2003	$5,017,861
2004	5,017,861
2005	5,017,861
2006	5,017,861
2007	1,254,656

Total lease payments	21,326,100
Less related taxes	2,285,267

Minimum lease payments	19,040,833
Less amount representing interest (12% to 12.875% per annum)	4,509,512

Present value of capital lease obligations	14,531,321
Less current maturities of capital lease obligations	2,738,413

Capital lease obligations	$11,792,908

14    Other liabilities

        Other liabilities at December 31, 2001 and 2002 consisted of the following:

	At December 31,
	2001	2002
Customer advances	$2,467,875	$2,008,018
Deferred revenues:
Calling cards	7,112,025	11,423,671
Installations and activation	4,718,921	1,044,111
Other	345,191	434,446

	$14,644,012	$14,910,246

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

15    Long-term debt

        Long-term debt at December 31, 2002 and 2001 consists of the following:

	2001	2002
Senior Notes (a)	$200,000,000	200,000,000
Related parties (note 6)		28,601,131
Bank loans:
Loans denominated in Dominican pesos equivalent to RD$191,292,710 and RD$163,787,963 at December 31, 2001 and 2002, respectively. These loans are payable in fixed monthly installments and cause an annual interest rates ranging between 15% and 18% and interest at a rate of 32% per annum. As of December 31, 2001 and 2002, respectively. These loans are secured by transmission and telecommunication equipment with an approximate book value of $6.8 million in 2001 and $6.4 million in 2002.	10,931,012	7,279,465
Loans denominated in Dominican pesos equivalent to RD$260,900,000 and RD$207,400,000 as of December 31, 2001 and 2002, respectively. These loans cause annual interest at 17.50% and from 27% to 30% as of December 31, 2001 and 2002, respectively, which can be adjusted every 30 to 60 days as per market conditions. One of these loans is secured by telecommunication equipment with an approximate book value of US$1.3 million.	15,302,053	9,217,777

Loans with variable interest between 5.39% and 8.87% per annum between 4.62% and 7.95% p. a. as of December 31, 2001 and 2002, respectively. These loans are payable in installments up to 2007. One of these loans is secured by transmission equipment with an approximate book value of $15.9 million in 2001 and $14.8 million in 2002. At December 31, 2001 a loan with a book value of $5,555,548 includes the maintenance of certain financial ratios. As of December 31, 2001 the Company failed to meet certain covenant requirements, for which the financial institution issued the Company a waiver as of that date. During the year 2002 the Company and the bank renegotiated the contract terms and eliminated the required compliance with financial ratios.	52,315,571	61,831,443
Loans which cause interest at rates ranging between 9.5% and 12% per annum and between 9.5% and 14% per annum as of December 31, 2001 and 2002, respectively. These loans have maturities up to year 2007. Some of the loans are secured by liens on telecommunication equipment and mortgage with a book value of approximately $19.6 million in 2001 and $15.8 million in 2002. There is a loan with a book value of $27,235,700 and $23,344,884 at December 31, 2001 and 2002, respectively, which is secured by an irrevocable stand by letter of credit issued by a related financial institution.	42,404,644	55,877,148
Revolving line of credit due on May 2002. This loan bears interest at 5.25% as of December 31, 2001. This line of credit is guaranteed by Tricom, S. A. (Parent Company) and a related financial institution.	15,000,000	—

Total bank loans and related parties	135,953,280	162,806,964

Total long-term debt	335,953,280	362,806,964
Less current portion of long-term debt	30,493,532	30,724,888

Long-term debt, excluding current portion	$305,459,748	$$332,082,076

        The aggregate principal maturities due on these long-term debt obligations from December 31, 2002 is as follows:

Year ending December 31,
2003	$30,724,888
2004	235,035,590
2005	29,801,643
2006	28,659,677
2007 and thereafter	38,585,166

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

        Summarized condensed consolidated financial information of TRICOM, S. A. (Parent Company), the subsidiaries guarantors on a combined basis (GFN Comunicaciones, TRICOM Centroamérica, S. A., Call Tel Corporation, TRICOM USA and Subsidiaries, Tricom Latinoamérica, S. A., Tricom, S. A. - Panama- and TCN Dominicana, S. A.) and the subsidiary not guarantor (Tricom Panama, S. A.—

formerly Cellular Communications of Panama, S. A.-) at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 is as follows (see note 1):

Balance sheet data at December 31, 2001

	Tricom, S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries Not Guarantor	Consolidating Adjustments	Total Consolidated
Assets
Current assets:
Cash on hand and in banks	$11,200,148	$1,182,280	$193,622	$—	$12,576,050
Accounts receivable, net	87,640,800	17,706,131	835,546	(71,683,824)	34,498,653
Other current assets	27,076,558	2,287,371	365,075	—	29,729,004

Total current assets	125,917,506	21,175,782	1,394,243	(71,683,824)	76,803,707
Property and equipment net	581,160,158	100,344,145	4,412,329	—	685,916,632
Other non-current assets	84,173,618	16,452,492	799,973	(34,731,796)	66,694,287

Total assets	$791,251,282	$137,972,419	6,606,545	$(106,415,620)	$829,414,626

Liabilities and Stockholders' Equity
Current liabilities:
Notes payable	$158,259,504	$15,424,951	$—	$—	$173,684,455
Current portion of capital leases	6,643,766	—	—	—	6,643,766
Accounts payable	33,536,089	72,631,604	2,642,195	(71,683,824)	37,126,064
Other current liabilities	25,986,347	8,790,651	139,814	—	34,916,812

Total current liabilities	224,425,706	96,847,206	2,782,009	(71,683,824)	252,371,097
Other non-current liabilities	313,291,919	8,340,609	6,511	—	321,639,039

Total liabilities	537,717,625	105,187,815	2,788,520	(71,683,824)	574,010,136
Minority Interest	—	—	—	1,870,833	1,870,833
Stockholders' equity	253,533,657	32,784,604	3,818,025	(36,602,629)	253,533,657

Total liabilities and stockholders' equity	$791,251,282	$137,972,419	$6,606,545	$(106,415,620)	$829,414,626

Balance sheet data at December 31, 2002:

	Tricom, S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries Not Guarantor	Consolidating Adjustments	Total Consolidated
Assets
Current assets:
Cash on hand and in banks	$5,618,403	$387,612	$74,288	$—	$6,080,303
Accounts receivable, net	74,521,264	14,779,057	1,252,796	(65,407,983)	25,145,134
Other current assets	24,068,343	3,656,119	521,211	—	28,245,673

Total current assets	104,208,010	18,822,788	1,848,295	(65,407,983)	59,471,110
Property and equipment net	547,152,376	118,112,502	2,855,314	—	668,120,192
Other non-current assets	93,573,115	12,230,719	758,860	(51,924,913)	54,637,781

Total assets	$744,933,501	$149,166,009	$5,462,469	$(117,332,896)	$782,229,083

Liabilities and Stockholders' Equity
Current liabilities:
Notes payable	$77,049,699	$624,005	$1,568,693	$—	$79,242,397
Current portion of capital leases	2,738,413	—	—	—	2,738,413
Accounts payable	24,912,223	73,240,436	1,419,435	(65,407,983)	34,164,111
Other current liabilities	22,108,633	9,858,567	780,436	—	32,747,636

Total current liabilities	126,808,968	83,723,008	3,768,564	(65,407,983)	148,892,557
Other non-current liabilities	372,739,159	15,211,993	—	—	387,951,152

Total liabilities	499,548,127	98,935,001	3,768,564	(65,407,983)	536,843,709
Minority interest	—	—	—	—	—
Stockholders' equity	245,385,374	50,231,008	1,693,905	(51,924,913)	245,385,374

Total liabilities and stockholders' equity	$744,933,501	$149,166,009	$5,462,469	$(117,332,896)	$782,229,083

Statements of operations for the year ended December 31, 2000:

	Tricom, S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries Not Guarantor	Consolidating Adjustments	Total Consolidated
Operating revenues	$188,897,636	$65,697,691	$—	$(30,297,672)	$224,297,655
Operating costs	(150,954,070)	(62,619,372)	—	30,297,672	(183,275,770)

Operating income	37,943,566	3,078,319	—	—	41,021,885
Other expenses, net	(28,716,402)	(1,273,401)	—	(1,216,541)	(31,206,344)

Earnings before income taxes and cumulative effect of accounting change	9,227,164	1,804,918	—	(1,216,541)	9,815,541
Income taxes	—	(588,377)	—	—	(588,377)

Earnings before cumulative effect of accounting change	9,227,164	1,216,541	—	(1,216,541)	9,227,164
Cumulative effect of change in Accounting for installations And activation revenues	(16,452,799)	—	—	—	(16,452,799)

Net earnings (loss)	$(7,225,635)	$1,216,541	$—	$(1,216,541)	$(7,225,635)

Statement of operations for the year ended December 31, 2001

	Tricom S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries Not Guarantor	Consolidation Adjustments	Total Consolidated
Operating revenues	$185,307,689	$80,126,179	$489,202	$(22,150,885)	$243,772,185
Operating costs	(169,708,189)	(77,618,572)	(4,112,730)	22,150,885	(229,288,606)

Operating income	15,599,500	2,507,607	(3,623,528)	—	14,483,579
Other expenses, net	(38,713,337)	(1,276,722)	717	1,128,223	(38,861,119)

Earnings (loss) before income taxes and minority interest	(23,113,837)	1,230,885	(3,622,811)	1,128,223	(24,377,540)
Income taxes	—	(511,376)	—	—	(511,376)

Earnings (loss) before minority interest	(23,113,837)	719,509	(3,622,811)	1,128,223	(24,888,916)
Minority interest	—	—	—	1,775,079	1,775,079

Net earnings (loss)	$(23,113,837)	$719,509	$(3,622,811)	$2,903,302	$(23,113,837)

Statements of operations for the year ended December 31, 2002:

	Tricom, S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries Not Guarantor	Consolidating Adjustments	Total Consolidated
Operating revenues	$182,211,853	$103,818,368	$2,741,653	$(30,732,289)	$258,039,585
Operating costs	(182,842,619)	(114,365,097)	(8,492,407)	30,732,289	(274,967,834)

Operating loss	(630,766)	(10,546,729)	(5,750,754)	—	(16,928,249)
Other expenses, net	(75,140,569)	(387,170)	(365)	14,980,350	(60,547,754)

Loss before income taxes and minority interest	(75,771,335)	(10,933,899)	(5,751,119)	14,980,350	(77,476,003)
Income taxes	(782,027)	(166,165)	—	—	(948,192)

Loss before minority interest	(76,553,362)	(11,100,064)	(5,751,119)	14,980,350	(78,424,195)
Minority interest	—	—	—	1,870,833	1,870,833

Net loss	$(76,553,362)	$(11,100,064)	$(5,751,119)	$16,851,183	$(76,553,362)

Cash flow data for the year ended December 31, 2000:

	Tricom S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries No Guarantor	Consolidation Adjustments	Total Consolidated
Net cash provided by (used in) Operating activities	$54,506,114	$(12,167,080)	$—	$—	$42,339,034
Net cash used in investing activities	(161,904,855)	(21,770,121)	—	34,280,000	(149,394,976)
Net cash provided by financing activities	111,795,928	34,280,000	—	(34,280,000)	111,795,928

Net increase in cash on Hand and in banks	4,397,187	342,799	—	—	4,739,986
Cash on hand in banks at beginning of the year	12,844,764	614,802	—	—	13,459,566

Cash on hand and in banks at the end of the year	$17,241,951	$957,601	$—	$—	$18,199,552

Cash flow data for the year ended December 31, 2001:

	Tricom S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries Not Guarantor	Consolidation Adjustments	Total Consolidated
Net cash provided by (used in) operating activities	$31,164,129	$5,983,861	$(3,145,534)	$—	$34,002,456
Net cash used in investing activities	(186,848,944)	(22,587,259)	(2,597,256)	33,053,654	(178,979,805)
Net cash provided by financing activities	149,643,012	16,828,077	5,936,412	(33,053,654)	139,353,847

Net increase (decrease) in cash on Hand and in banks	(6,041,803)	224,679	193,622	—	(5,623,502)
Cash on hand and in banks at beginning of the year	17,241,951	957,601	—	—	18,199,552

Cash on hand and in banks at the end of the year	$11,200,148	$1,182,280	$193,622	$—	$12,576,050

Cash flow data for the year ended December 31, 2002

	Tricom S.A. Parent Co.	Subsidiaries Guarantors	Subsidiaries Not Guarantor	Consolidation Adjustments	Total Consolidated
Net cash provided by (used in) operating activities	$(15,957,985)	$35,380,401	$(5,814,460)	$—	$13,607,956
Net cash provided by (used in) investing activities	(32,360,921)	(29,684,007)	499,433	3,627,000	(57,918,495)
Net cash provided by (used in) financing activities	42,737,161	(6,491,062)	5,459,493	(3,627,000)	38,619,317

Net decrease in cash on Hand and in banks	(5,581,745)	(794,668)	(119,334)	—	(6,495,747)
Cash on hand in banks at beginning of the year	11,200,148	1,182,280	193,622	—	12,576,050

Cash on hand and in banks at the end of the year	$5,618,403	$387,612	$74,288	$—	$6,080,303

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

        The income tax expenses are as follow:

	Current	Deferred	Total
Year ended December, 2000
U.S. Federal	$(96,487)	(491,890)	(588,377)

Year ended December, 2001
U.S. Federal	$(1,215)	(374,318)	(375,533)
Dominican Republic(a)	(135,843)	—	(135,843)

	$(137,058)	(374,318)	(511,376)

Year ended December, 2002
U.S. Federal	$—	164,268	164,268
Dominican Republic(a)	(1,112,460)	—	(1,112,460)

	$(1,112,460)	164,268	(948,192)

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

        The components of deferred tax assets and liabilities are as follows:

	2000	2001	2002
Deferred tax assets:
Deferred revenues	$211,304	910,711	679,046
Property, plant and equipment in the Dominican Republic	—	—	7,803,033
Net operating loss carry forward	195,064	487,340	532,455
Tax credit carry forward	132,961	132,961	96,369
Other	261,679	93,625	—

Gross deferred tax assets	801,008	1,624,637	9,110,903
Allowance valuation	—	—	(7,803,033)

Deferred tax assets, net	801,008	1,624,637	1,307,870

Deferred tax liabilities
Property and equipment in USA	974,867	1,588,780	1,148,285
IRC SEC 481 (a) adjustment	—	559,071	229,590
Accrued commission	—	—	264,216
Other—net	—	24,963	49,688

Total deferred tax liabilities	974,867	2,172,814	1,691,779

Deferred tax, net	$(173,859)	(548,177)	(383,909)

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

        At December 31, 2002, the subsidiary in the United States has unused net operating loss carryover as follows:

Expires 2013	$561,115
Expires 2015	38,173
Expires 2017	1,337,981

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

Year	Amount
2003	$2,904,258
2004	3,097,296
2005	3,271,634
2006	3,495,838
2007 and beyond	11,929,472

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

    •
    will use its iDEN® based trunking services to provide cellular telecommunications services, in violation of its license; and

    •
    although the Comany proved that its iDEN® system has been modified to disable "hand off" capabilities, the fact that the equipment has these capabilities represents a breach of regulations and Company's license.

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

    The Ente has replied that it only regulates services and not technology and that the definition of "Conventional Trunking System Services" protects the temporary exclusivity regime given to cellular services because it does not allow the participation of new cellular service providers in the Panamanian market. The Attorney General also opined that the definition of "Conventional Trunking System Services" is legal. The license given to TRICOM Panama is for the operation of conventional trunking services, which it is operating with the iDEN® system.

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

    On August 28, 2001, TRICOM Panama received notice of a precautionary order obtained by BellSouth from the Seventh Civil Court of the First Judicial Circuit requiring TRICOM Panama to cease all activity directly or indirectly related to the installation and supply of telecommunication services using Motorola's iDEN® system. This order forms part of a tort claim, submitted by BellSouth on September 4, 2001, against TRICOM Panama for US$20,000,000 for the possible damages that TRICOM Panama may cause BellSouth in the event that TRICOM Panama initiates operations of an iDEN®-based trunking service.

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

    •
    only the Ente has by law the power to discontinue public utilities services;

    •
    this precautionary measure can only be applied to real property (not to personal property);

    •
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

  •
  BellSouth cannot claim any damages caused by TRICOM Panama activities, since TRICOM Panama operations are protected under a legitimate Conventional Trunking System Services license.

  •
  The Ente is the only authority empowered to declare that the telecommunications services provided by TRICOM Panama are not conventional trunking services, or that the iDEN® system cannot be used to provide conventional trunking systems.

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

    On April 4, 2003, the Supreme Court reinstated a precautionary order, originally issued on August 28, 2001, requiring TRICOM Panama to cease all activity directly or indirectly related to the installation and supply of telecommunications services using Motorola's iDEN® system. Notwithstanding the reinstatement of the order, the Company continue to use the iDEN® system to provide services. The Company's Panamanian legal counsel has advised that the reinstatement of the precautionary order is not necessarily indicative of the final decision on BSC's pending claims.

    On January 16, 2003, a trial started on BSC's actions to require that TRICOM Panama cease all activity directly or indirectly related to the installation and supply of telecommunication services using Motorola's iDEN® system and to recover damages. The 11th Civil Court of the First Judicial Circuit considered evidence and testimony presented by experts appointed by TRICOM Panama and by the court until March 19, 2003. TRICOM Panama has filed motions that challenge the authority of the court to decide the case, arguing that only the ENTE may consider the issues raised by BSC. Decisions on the trial and the Company's motion are pending. The Company understand that, anticipating a final judgment in its favor in the trial, BSC is preparing a criminal complaint against TRICOM Panama with respect to its failure to comply with the precautionary order, reinstated by the Supreme Court, requiring that TRICOM Panama cease all activity directly or indirectly related to the installation and supply of telecommunications services.

    In February 2003, the ENTE ruled that voice and text mail services do not violate the terms of the concession granted to TRICOM Panama, thus allowing TRICOM Panama to legally provide those services under its trunking license.

    Based on these facts, no reserve for losses was accrued in the accompanying consolidated financial statements as of December 31, 2001 and 2002. If BellSouth prevails in its claims, the Company may be forced to discontinue its business in Panama and, as a result, would not generate any revenue from the iDEN® operations in Panama, lose all or a material portion of the investment or be required to pay damages to BellSouth.

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

(e)
Other

        During the year 2001, the fiscal authorities of the Dominican Republic audited the tax returns of the Company and its compliance with the tax law as it relates to withholdings and other taxes for the years 1999, 2000 and through June 2001. In June 2002, the Company received notice from the Dominican tax service claiming that it owed additional amounts in respect of taxes in lieu of income taxes for the period from January 1, 1999 through June 30, 2001 (the last day through which Dominican authorities have audited tax payments) and for withholding tax on the wholly-owned subsidiary, TRICOM Latinoamérica and on certain other payments.

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

        The Service also claims that the Company was required to withhold and pay to the tax service 25% of the amount of the investment in TRICOM Latinoamérica, S. A., for approximately $35 million. The 25% withholding tax generally applies to payments from Dominican source income for services to non-Dominican vendors and to certain dividends. The Service seeks RD$168.1 million ($9.0 million), plus penalties and interest, with respect to this claim.

        The Company contested the notice with the Service, indicating that it was in full compliance with the terms in the concession agreement in calculating the tax based on collections rather than accrued revenues and that there is no requirement to withhold tax on investments in a wholly owned subsidiary. On August 27, 2002, the Service rejected substantially all of the Company's response and calculated the aggregate liability on the two claims, including penalties and interest, as RD$668.3 million ($35.5 million). The Service, however, agreed to drop the claims for withholding tax on other payments to non-Dominican service providers.

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

        At December 31, 2001 and 2002, there were 266,053 and 338,963 additional shares available for grant under the Plan, respectively.

        Changes in the number of shares subject to options are summarized as follows:

	Options	Weighted Average Exercise Price
Balance, December 31, 1999	313,420	8.96
Granted	207,245	20.45
Surrendered	(1,035)	8.06

Balance, December 31, 2000	519,630	13.53
Granted(a)	486,757	6.82
Surrendered(a)	(453,130)	13.90
Balance, December 31, 2001	(69,310)	8.35

Granted	483,947	7.17
Cancelled	2,000	3.00
Surrendered	(74,910)	7.42

Balance, December 31, 2002	411,037	$7.11

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

        Exercise prices of options outstanding at December 31, 2002 ranged from $3 to $16. The following table provides certain information with respect to stock options outstanding at December 31, 2002:

	Options outstanding
Range of exercise prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$3.00 - $ 5.00	7,000	$3.46	9.26
$5.01 - $ 7.00	383,812	6.85	8.26
$7.01 - $ 9.00	7,225	8.10	7.03
$9.01 - $16.00	13,000	16.00	7.50

	411,037	$7.11	8.23

	Options exercisable
Range of exercise prices	Number Exercisable	Weighted Average Exercise Price
$3.00 - $ 5.00	$—	$—
$5.01 - $ 7.00	42,143	6.99
$7.01 - $ 9.00	2,709	8.10

$9.01 - $16.00	—	—
	44,852

        The weighted-average fair value at date of grant for options granted during 2001 and 2002 were $2.60 and $1.90, respectively and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions.

	2001	2002
Expected life in years	7.50	7.50
Interest rate	5.02	4.61
Volatility	70.56	45.31
Expected dividends	—	—

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

24    Quarterly financial data (unaudited)

        The following tables contain selected consolidated quarterly financial data for the Company:

	2001
	First quarter	Second quarter	Third quarter	Fourth quarter
Total operating revenues	$57,449,378	$59,023,070	$60,654,087	$66,645,650
Operating costs, including depreciation charges of $12,069,872; $13,367,554; $14,378,645 and $14,616,134 for each quarter, respectively	50,064,775	52,895,448	$58,031,531	$68,296,852

Operating income (loss)	7,384,603	6,127,622	2,622,556	(1,651,202)
Other income (expenses), net	(9,389,238)	(9,275,545)	(8,070,310)	(12,126,026)

Loss before income taxes and minority interest	(2,004,635)	(3,147,923)	(5,447,754)	(13,777,228)
Income taxes	16,139	(117,000)	(150,000)	(260,515)

Loss before minority interest	(1,988,496)	(3,264,923)	(5,597,754)	(14,037,743)
Minority interest	—	60,026	95,021	1,620,032

Net (loss)	$(1,988,496)	$(3,204,897)	$(5,502,733)	$(12,417,711)

Loss per share	$(0.07)	$(0.11)	$(0.19)	$(0.39)

Number of common shares used in calculation	28,844,544	28,844,544	28,844,544	31,751,432

	2002
	First quarter	Second quarter	Third quarter	Fourth quarter
Total operating revenues	$64,050,634	$66,732,101	$65,578,407	$61,678,443
Operating costs, including depreciation charges of $16,074,171; $16,184,346; $16,977,071 and $16,958,913 for each quarter, respectively	62,574,605	66,096,744	64,922,648	81,373,837

Operating income (loss)	1,476,029	635,357	655,759	(19,695,394)
Other expenses, net	(12,601,928)	(15,764,147)	(15,512,303)	(16,669,376)

Loss before income taxes and minority interest	(11,125,899)	(15,128,790)	(14,856,544)	(36,364,770)
Income taxes	(136,994)	(20,084)	(316,422)	(474,692)

Loss before minority interest	(11,262,893)	(15,148,874)	(15,172,966)	(36,839,462)
Minority interest	712,650	916,503	241,680	—

Net loss	$(10,550,243)	$(14,232,371)	$(14,931,286)	$(36,839,462)

Loss per share	$(0.24)	$(0.33)	$(0.34)	$(0.86)

Number of common shares used in calculation	43,390,464	43,390,464	43,390,464	43,400,464

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

Geographic

	2000
	United States	Dominican Republic	Central America	Eliminations(a)	Consolidated
Total operating revenues	$65,696,918	188,898,409	—	(30,297,672)	224,297,655
Operating costs	$62,056,005	151,435,223	82,214	(30,297,672)	183,275,770
Operating income (loss)	$3,640,913	37,463,186	(82,214)	—	41,021,885

Net earnings (loss) pre-tax	$2,183,875	7,713,880	(82,214)	—	9,815,541

Net earnings (loss) before cumulative effect of accounting change	$1,595,498	7,713,880	(82,214)	—	(7,225,635)

Net earnings (loss)	$1,595,498	(8,738,919)	(82,214)	—	(7,225,635)

Identifiable assets	$38,107,771	697,291,056	34,383,027	(87,341,995)	682,439,859

	2001
	United States	Dominican Republic	Central America	Eliminations(a)	Consolidated
Total operating revenues	$75,390,307	190,043,561	267,091	(21,928,774)	243,772,185
Operating costs	$72,628,186	173,462,997	5,126,197	(21,928,774)	229,288,606
Operating income (loss)	$2,762,121	16,580,564	(4,859,106)	—	14,483,579

Net earnings (loss) pre-tax	$1,834,172	(21,403,524)	(4,808,188)	—	(24,377,540)

Net earnings (loss) before minority interest	$1,422,057	(21,502,785)	(4,808,188)	—	(24,888,916)

Net earnings (loss)	$1,422,057	(21,502,785)	(3,033,109)	—	(23,113,837)

Identifiable assets	$42,749,104	799,206,711	46,128,961	(58,670,150)	829,414,626

	2002
	United States	Dominican Republic	Central America	Eliminations(a)	Consolidated
Total operating revenues	$82,330,892	203,699,319	2,741,652	(30,732,279)	258,039,584
Operating costs	$90,761,674	203,020,317	11,918,122	(30,732,279)	274,967,834
Operating income (loss)	$(8,430,782)	679,002	(9,176,470)	—	(16,928,250)

Net earnings (loss) before minority interest	$(9,178,130)	(60,122,589)	(9,123,476)	—	(78,424,195)

Net earnings (loss)	$(9,178,130)	(60,122,589)	(7,252,643)	—	(76,553,362)

Identifiable assets	$42,816,480	799,094,432	60,974,156	(120,655,985)	782,229,083

(a)
Revenues-costs: Corresponds to elimination of gross revenues between subsidiaries and the Company. Identifiable assets: Corresponds to eliminations of intercompany accounts and investments in common stock between TRICOM, S.A. (Parent Company) in the Dominican Republic and subsidiaries in United States and Central America.

Products and Services

	2000
	Wireline	Mobile	International	Others (a)	Consolidated
Revenues	$83,491,208	42,450,018	84,187,050	14,169,379	224,297,655
Operating costs	$63,616,640	27,492,294	81,254,880	10,911,956	183,275,770
Operating income (loss)	$19,874,568	14,957,724	2,932,170	3,257,423	41,021,885
Net earnings (loss) pre-tax	$7,361,656	1,407,445	530,156	516,285	9,815,541
Net earnings (loss) before cumulative effects of accounting change	$7,361,656	1,407,445	(58,221)	516,285	9,227,164
Identifiable assets	$228,852,370	194,248,738	38,341,447	220,997,304	682,439,859
Depreciation expense	$27,109,500	5,185,718	1,953,356	1,916,705	36,165,279
Capital expenditures	$42,975,001	90,751,943	9,476,159	25,710,325	168,913,428
	2001
	Wireline	Mobile	International	Cable	Others(a)	Consolidated
Revenues	$98,645,084	44,045,919	4,735,872	82,024,320	14,320,990	243,772,185
Operating costs	$84,792,941	39,897,445	3,726,251	81,433,735	19,438,234	229,288,606
Operating income (loss)	$13,852,143	4,148,474	1,009,621	590,585	(5,117,244)	14,483,579
Net earnings (loss) pre-tax	$(11,409,217)	(6,623,848)	566,304	(1,061,524)	(5,849,255)	(24,377,540)
Net earnings (loss) before minority interest	$(11,409,217)	(6,623,848)	467,043	(1,473,639)	(5,849,255)	(24,888,916)
Identifiable assets	$348,967,885	194,052,349	78,146,866	69,895,502	138,352,024	829,414,626
Depreciation expense	$38,252,541	10,546,909	533,544	2,502,516	2,596,695	54,432,205
Capital expenditures	$55,655,735	17,780,482	4,815,026	1,537,326	36,786,655	116,575,224
	2002
	Wireline	Mobile	International	Cable	Others(a)	Consolidated
Revenues	$85,885,327	44,679,579	21,487,467	87,849,481	18,137,731	258,039,585
Operating costs	$88,715,423	57,960,197	27,253,834	75,341,810	25,696,570	274,967,834
Operating income (loss)	$(2,830,096)	(13,280,618)	(5,766,367)	12,507,671	(7,558,839)	(16,928,249)
Net earnings (loss) pre-tax	$(38,838,247)	(33,434,902)	(5,575,434)	9,658,029	(9,285,449)	(77,476,003)
Net earnings (loss) before minority interest	$(39,742,831)	(32,550,625)	(5,905,868)	9,170,286	(9,395,157)	(78,424,195)
Identifiable assets	$331,220,279	155,670,029	88,394,040	59,457,021	147,487,714	782,229,083
Depreciation expense	$31,845,445	22,779,325	3,646,561	6,292,775	1,630,395	66,194,501
Capital expenditures	$23,446,404	2,739,438	16,719,548	1,152,894	21,705,843	65,764,127

(a)
Other (identifiable assets) include administrative/corporate assets which are not revenue generating. Also includes construction in process and communication equipment pending installation, which at December 31, 2000, 2001 and 2002 had not been placed in service and were not specifically associated with any business segment. Other remaining assets do not meet any quantifiable test for determining reportable segments.

F-51

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

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishment has become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

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

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for interim periods beginning after December 15, 2002.

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

	At December 31,
	2001		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Cash on hand and in banks	$12,576,050	$12,576,050	$6,080,303	$6,080,303
Accounts receivable net	34,498,654	34,498,654	25,145,134	25,145,134
Investments—certificates of deposits	15,200,000	15,200,000	15,900,710	15,900,710
Notes payable to banks and related parties	(113,948,367)	(113,948,367)	(38,609,926)	(38,609,926)
Accounts payable	(37,126,064)	(37,126,064)	(34,164,111)	(34,164,111)
Interest payable	(11,331,294)	(11,331,294)	(11,595,595)	(11,595,595)
Other liabilities	(14,644,012)	(14,644,012)	(14,910,246)	(14,910,246)
Accrued expenses	(8,941,506)	(8,941,506)	(6,241,795)	(6,241,795)
Commercial paper	(30,396,315)	(30,396,315)	(51,616,230)	(51,616,230)
Capital leases	(17,856,766)	(17,856,766)	(14,531,321)	(14,531,321)
Long-term debt—banks and related parties	(135,953,280)	(134,904,976)	(162,806,964)	(163,532,997)
Long-term debt—senior notes	(200,000,000)	(168,000,000)	(200,000,000)	(110,000,000)

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

        Long-term debt—senior notes: The fair value of this long term debt was estimated based on quoted market prices on the last business day of the year.

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

TRICOM, S.A.
Dated: April 29, 2004	By:	/s/ CARL H. CARLSON Carl H. Carlson, Chief Executive officer

INDEX TO EXHIBITS

Exhibit Number
1.1
Amended and Restated By-laws of TRICOM, S.A. with English translation thereof (incorporated by reference to Exhibit 3 to our Amendment No. 1 of the Registration Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574) ).
2.1
Indenture, dated August 21, 1997, between The Bank of New York, as trustee, and TRICOM, S.A. (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-4, filed on December 29, 1997 (file no. 08150) ).
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
4.1
IDEN® Infrastructure Supply Agreement, dated July 31, 2000, between Motorola, Inc. and Tricom Latinoamerica, S.A. (incorporated by reference to Exhibit 4.1 to our Annual report on Form 20-F/A, filed on November 21, 2001 (file no. 14816)).
4.2
Concession Agreement, dated February 20, 1996, between the Dominican State and TRICOM, S.A. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-4, filed on December 29, 1997 (file no. 333-08150) ).
4.3
Concession Agreement, dated April 30, 1990, between the Dominican State and TRICOM, S.A. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-4, filed on December 29, 1997 (file no. 333-08150) ).
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
8.1	List of Subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

QuickLinks

TABLE OF CONTENTS
GENERAL INFORMATION
  PART I.
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. Financial Information
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTiTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II.
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. [RESERVED]
PART III.
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
TRICOM, S.A. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
TRICOM, S.A. AND SUBSIDIARIES Consolidated Balance Sheets
TRICOM, S.A. AND SUBSIDIARIES Consolidated Statements of Operations
TRICOM, S.A. AND SUBSIDIARIES Consolidated Statements of Cash Flows
TRICOM, S.A. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2001 and 2002
SIGNATURES
INDEX TO EXHIBITS