Form 20-F
period 2004-12-31
TRICOM SA
filed 2007-10-29
CIK 1052124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED:

DECEMBER 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

FOR THE TRANSITION PERIOD FROM TO

Commission file number:  1-14816

TRICOM, S.A.

(Exact name of Registrant as specified in its charter)

Dominican Republic

(Jurisdiction of incorporation or organization)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic

(Address of principal executives offices)

Securities registered pursuant to Section 12(b) of the Act.

None

Securities registered pursuant to Section 12(g) of the Act.

American Depositary Shares
Class A Common Stock, par value RD$10 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

11-3/8% Senior Notes due September 1, 2004

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2004, there were 45,458,041 shares of Class A Common Stock and 19,144,544 shares of Class B Stock issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes    ☐    No   ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐                                            No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐    Accelerated filer   ☐    Non-accelerated filer   ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17   ☐                                      Item 18   ☒

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐    No   ☒

*                                         We have completed Item 18 in lieu of this Item.

GENERAL INFORMATION

Forward-Looking Statements

The statements contained in this Annual Report, which are not historical facts, are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing us. Such risks include, but are not limited to, the following factors:

•                                          Uncertainty in our debt restructuring process;

•                                          Unfavorable Dominican Republic bankruptcy laws;

•                                          Possible acceleration of indebtedness by our creditors;

•                                          Expectations as to the amount of cash required to operate as a going concern;

•                                          Contingencies arising out of our placement of Class A Common Stock in December 2002, the issues raised by the report of the Special Committee and the restatement and amendment of our 2002 financial statements;

•                                          Unfavorable decisions in our various legal proceedings resulting in financial difficulties for us;

•                                          Our ability to generate cash flow from operations to meet our debt service requirements;

•                                          The volatility and depreciation of the Dominican peso against the U.S. dollar;

•                                          Competition in Dominican markets for local, long distance and mobile services with multinational telecommunications providers;

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

•                                          Customer churn;

•                                          Rapid technological change;

•                                          Our dependence on third parties for television programming;

•                                          Our vulnerability to viruses, hackers and other disruptions;

•                                          The continuation of a favorable political, economic and regulatory environment in the Dominican Republic;

•                                          The continued downturn in the Dominican economy;

•                                          Inability to enforce claims in the Dominican Republic based on U.S. securities and other laws;

•                                          The likelihood that, as a result of our pending debt restructuring, the holdings of our current shareholders, including holders of our American Depositary Shares (“ADSs”), would be effectively eliminated; and

•                                          Our ADSs no longer being listed on a national securities exchange.

PART I.

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.           KEY INFORMATION

Special Note

We are filing this report during October 2007. Although we make reference to certain events and other developments that have occurred since December 31, 2004, the principal purpose of this report is to describe our business, operations, management, results of operations, financial condition, and other matters as at December 31, 2004 and during the historic periods ended on or before that date. For more detailed information on subsequent periods, reference should be made to annual reports and other filings that we expect to make in respect of those subsequent periods.

Key Company Developments

Default on Indebtedness.

Commencing in 2001, a combination of macro-economic factors and circumstances specific to our business contributed to a steady and significant decline in our operating performance, cash flows and financial condition. These factors included, among others, the following:

•                                          A world-wide decline in the telecommunications sector;

•                                          Adverse economic conditions precipitated by the events of September 11, 2001;

•                                          The Dominican Republic banking crisis of 2003 and the resulting currency and economic crisis;

•                                          Continuing volatility and depreciation of the Dominican peso;

•                                          Unprofitable investments we made in certain new business segments; and

•                                          Increased competition in Dominican markets for local, long distance and mobile services triggered by entry of multinational telecommunications providers into the market.

As a consequence of these factors, in September 2003, we announced that we would not be making a scheduled interest payment on our 11-3/8% Senior Notes due September 1, 2004. In October 2003, we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness. Subsequently, on September 1, 2004, we announced that we would not be making the $200 million principal payment on our 11-3/8% Senior Notes due September 1, 2004. As a result, we have defaulted on substantially all of our secured and unsecured indebtedness, which was approximately $448.3 million in principal amount as of December 31, 2004. In addition to our 11-3/8% Senior Notes due 2004, our indebtedness consists of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings.

Financial Restructuring.

We have engaged in discussions with the holders of our indebtedness regarding a restructuring. In April 2006, we announced that we had reached a non-binding agreement in principle with certain of our creditors on a consensual financial restructuring of our balance sheet. These creditors included an Ad Hoc Committee (the “Ad Hoc Committee”) comprised of certain holders of our

11-3/8% Senior Notes due 2004 and other significant creditors, as well as certain affiliates of GFN Corporation Ltd. (“GFN”), our majority shareholder, who are also significant creditors.

Subsequently, we negotiated and entered into a Plan Support and Lock-Up Agreement and related term sheet (collectively, as amended, the “Plan Support Agreement”) with our largest secured creditor and unsecured creditors representing more than 70% by principal amount of our unsecured indebtedness. The Plan Support Agreement was amended in August 2007 to, among other matters, extend certain time deadlines for filing our reorganization case. The Plan Support Agreement provides for the consensual restructuring of our financial obligations, ownership and governance, to be effectuated through court supervised reorganization proceedings in the United States. Subject to certain conditions, the creditors who have signed the Plan Support Agreement (the “Supporting Creditors”) have agreed to vote in favor of, and not to object to or oppose, a plan of reorganization that we are finalizing.

In general, the Plan Support Agreement contemplates an exchange of all of our unsecured borrowed money obligations for a pro rata share of (i) new secured notes to be issued by reorganized Tricom and (ii) all of the equity in a to-be-formed holding company. This will result in a substantial reduction of the amount of our indebtedness. Holders of our existing secured indebtedness will be subject to separate treatment on a case-by-case basis. The interests of the existing holders of our equity, including the American Depository Shares, will be effectively eliminated.

The restructuring contemplated by the Plan Support Agreement is not intended to affect the ordinary course trade obligations of the Company.

Consummation of the proposed restructuring is subject to significant uncertainties. The Plan Support Agreement is subject to termination upon the occurrence of certain events, including failure to meet certain milestones in the restructuring process, and failure to resolve certain contingent liabilities to the satisfaction of the Ad Hoc Committee. It is likely that an extension of time to meet certain of these milestones and to file our reorganization case will be necessary, and the Supporting Creditors may not grant this. Filing of our reorganization case requires the approval of the holders of two thirds of the votes entitled to be cast at a meeting of our shareholders. Creditors that have not signed the Plan Support Agreement may be able to object to or otherwise seek to prevent the consummation of the proposed restructuring. Consummation of the proposed restructuring will be subject to, among other matters, obtaining certain governmental approvals. Accordingly, there can be no assurance that a successful restructuring of our financial obligations, ownership and governance will be effectuated.

Even though these restructuring discussions are continuing, our creditors could, and in some cases have sought to, exercise their rights to collect debt owed to them. They could also take other actions, including the exercise under Dominican law of provisional remedies that could result in, among other things, denying us access to our bank accounts, or creditors attaching or seizing our assets. We do not expect to have any funding sources until the restructuring process is concluded, other than funds generated by operations or from the sale of assets, if any. If we are not successful in restructuring our outstanding indebtedness, we may not be able to continue to operate our business as a going concern. We may be forced into insolvency proceedings which, in the Dominican Republic, could result in our liquidation. Even if our indebtedness is restructured we may not be able to generate the cash required to operate or to obtain the financing necessary to continue funding our business or working capital and capital expenditure requirements.

Change in Independent Auditor.

In March 2005, we announced that Sotomayor & Associates, LLP (“Sotomayor”) had been retained to act as our auditor for the year ended December 31, 2004, succeeding the member firm of KPMG International located in the Dominican Republic (“KPMG”). In December 2005, we announced that Sotomayor would also be retained as our auditor for the years ended December 31, 2002 and 2003, replacing KPMG. Sotomayor is a Public Company Accounting Oversight Board (“PCAOB”) registered independent public accounting firm with its principal offices in Pasadena, California. The firm has acted as independent auditor to Tricom USA, Inc. (“Tricom USA”), our wholly owned subsidiary in the United States, since 1999.

Special Committee of Board of Directors and Restatement of 2002 Financial Statements.

Our consolidated balance sheet as of December 31, 2002 and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the year then ended have been restated to reflect adjustments to the financial information and footnotes previously reported in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002. The adjustments relate primarily to the purchase (the “Placement”) in December 2002 of shares of our Class A Common Stock by a group of investors for an aggregate purchase price of approximately $70 million. They also correct an understatement of related party indebtedness and make an adjustment to our 2002 deferred income taxes.

The need for restatement and amendment of the 2002 financial statements initially arose when our former independent auditor, KPMG, advised our Board of Directors on October 28, 2004 that it was withholding its consent to filing our Annual Report on Form 20-F for the fiscal year ended December 31, 2003. KPMG sought further clarification of the Placement, which used funds loaned to the investors in the Placement by a bank that was at the time of the Placement affiliated with GFN, our largest shareholder. Subsequently our Board of Directors appointed a Special Committee (the “Special Committee”) to investigate certain matters arising out of the Placement. Based on the findings of the Special Committee and on other information available to us, we have concluded that our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 should be amended. See Item 7, Major Shareholders and Related Party Transactions—2002 Private Placement, for a detailed description of the Placement, the report of the Special Committee and the restatement and amendment of our 2002 financial statements. In May 2007, our Board of Directors resolved to terminate the activities of the Special Committee. In July 2007, counsel to the Special Committee delivered to our Board of Directors the final report of the Special Committee.

Although we have, with our current independent auditor, Sotomayor, completed the work necessary to amend and restate our 2002 financial statements, we expect that the process of obtaining the consent of our former independent auditor for use of our audited financial information in respect of prior years (year ended December 31, 2001 and earlier periods) will involve further time and expense. Accordingly, while not ruling out the possibility that we will at some time in the future file restated audited financial statements for the year ended December 31, 2002 and audited financial statements for the year ended December 31, 2003, we have decided first to file audited financial statements for the year ended December 31, 2004 and to include in such financial statements, in addition to the financial statements required by Regulation S-X, our restated audited balance sheet as at December 31, 2002 and related notes.

Executive Officer Resignations.

On June 17, 2005, we announced the resignation of Carl H. Carlson as President and Chief Executive Officer of the Company. Our Board of Directors selected Hector Castro Noboa, Secretary and Vice-Chairman of the Board of Directors, to succeed Mr. Carlson as our Chief Executive Officer. Hector Castro Noboa, a member of our Board of Directors since our formation in 1988, will remain on our Board of Directors. On August 13, 2004, we announced the resignation of Ramón Tarragó as Chief Financial Officer. Mr. Tarragó’s duties were assumed by Mr. Erwin Mendez, who was appointed as Vice President of Finance and Administration. Mr. Mendez had previously served as our Controller since November 2002.

Sale of Assets.

On February 19, 2004, we sold our Central American trunking assets to a group of Panamanian investors for a purchase price of approximately $12.5 million payable in installments. The assets included our digital trunking network in Panama, as well as our radio frequency rights in Guatemala and El Salvador. Net proceeds, after transaction expenses and satisfaction of liabilities directly related to our Central American operations, totaled approximately $10.7 million. In May 2004, we sold 5 MHz of unused 800 MHz band to one of our competitors, Orange Dominicana, S.A. (“Orange”), a subsidiary of France Telecom Group, for a purchase price of $6 million, payable in cash and credits for interconnection charges.

Delisting of American Depositary Shares and Termination of Deposit Facility.

On May 11, 2004, the New York Stock Exchange (“NYSE”) determined to suspend trading and pursue delisting of our ADSs, ticker symbol “TDR”. On May 19, 2004, our ADSs began trading on the OTC (over-the-counter) Bulletin Board (“OTCBB”), under the symbol “TRICY.OB”. On July 25, 2004, the OTCBB suspended trading of our ADSs. Thereafter, our ADSs were traded on the “Pink Sheets” service under the symbol “TRICY.PK”. In December 2006, the Bank of New York, the depositary for our ADS facility, notified us and holders of our ADSs, that it was terminating our ADS facility. Upon termination of the ADS facility, most of the depositary’s obligations under the Deposit Agreement also terminated. Holders of our ADSs may obtain delivery of the shares of Class A Common Stock underlying our ADSs, upon payment of certain taxes and processing fees. As a result of the termination, the Bank of New York is no longer obligated to perform any functions in connection with voting the Class A Common Stock underlying our ADSs. With the termination of the ADS facility, our ADSs ceased trading on the “Pink Sheets” service on March 29, 2007.

SELECTED FINANCIAL DATA

The following table provides selected financial and operating data of Tricom for the periods indicated. It has been derived from our consolidated financial statements for the periods in question. For fiscal years ended December 31, 2002, 2003, and 2004, the information has been derived from our consolidated financial statements which have been audited by our current independent registered public accounting firm, Sotomayor. For the fiscal years ended December 31, 2000 and 2001, the information has been derived from our consolidated financial statements, which were audited by our former independent auditor, KPMG. We have not, however, obtained the consent of our former independent auditor for use of our audited financial information in respect of those or any other fiscal periods. Accordingly, readers of this Annual Report should treat the Selected Financial Information for the fiscal years ended December 31, 2000 and 2001, and any other financial information in this Annual Report relating to those or earlier fiscal periods, as if such financial information were unaudited.

The information in the following tables should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements included in this Annual Report.

	Year ended December 31, (1)
	2000	2001	2002	2003	2004
	Unaudited	Unaudited	Restated
	(in thousands) (2)
Statement of Operations Data:
Operating revenues
Long distance	$89,201	$81,383	$80,978	$92,088	$72,009
Domestic telephony	83,002	87,182	83,721	59,475	64,974
Mobile	36,091	44,721	45,074	29,232	32,124
Cable (3)	—	4,736	21,487	13,585	13,651
Data and Internet	3,907	8,372	11,007	4,487	5,355
Other	519	859	498	121	68
Total operating revenues	212,720	227,253	242,766	198,988	188,181

Operating costs and expenses:
Cost of sales and services	73,069	73,324	86,519	91,010	89,541
Selling, general and administrative expenses	50,963	67,449	73,923	60,393	56,685
Restructuring costs (4)	—	—	—	1,597	8,146
Depreciation and amortization	37,491	54,773	66,517	70,292	75,254
Expense in lieu of income taxes (5)	10,174	12,646	5,897	—	—
Asset impairments (6)	—	—	17,273	191,284	—
Other charges and special items (7)	—	—	—	15,871	—
Total operating costs	171,698	208,193	250,129	430,447	229,626
Operating income (loss) from continuing operations	41,022	19,060	(7,363)	(231,459)	(41,445)

Other income (expenses):
Interest expense, net	(30,736)	(39,676)	(62,313)	(64,351)	(63,475)
Foreign currency exchange gain (loss)	(303)	(260)	3,067	5,347	(2,674)
Other, net	(197)	1,293	(1,502)	303	5,740
Other expenses, net	(31,236)	(38,643)	(60,749)	(58,701)	(60,409)

Earnings (loss) before income taxes, minority interest and cumulative effect of accounting change	9,816	(19,583)	(68,111)	(290,160)	(101,854)
Income taxes (provision) benefit	588	(511)	(2,016)	(1,359)	(300)
Earnings (loss) from continuing operations before discontinued operations and cumulative effect of accounting change	9,227	(20,095)	(70,127)	(291,519)	(102,154)

Discontinued operations:
Loss from discontinued operations (8)	—	(4,794)	(9,179)	(46,651)	—
Minority interest	—	1,775	1,871	—	—

Total Discontinued Operations	—	(3,019)	(7,308)	(46,651)	—

Cumulative effect of accounting change:
Installation and activation revenues (9)	(16,453)	—	—	—	—

Net loss	$(7,226)	$(23,114)	$(77,435)	$(338,170)	$(102,154)

Loss per common share-basic and diluted:
Loss from continuing operations before cumulative effect of accounting change	$(0.29)	$(0.83)	$(1.62)	$(4.51)	$(1.58)
Loss from discontinued operations	—	—	(0.17)	(0.72)	—
Net loss – basic and diluted	$(0.29)	$(0.83)	$(1.79)	$(5.23)	$(1.58)

Average number of common shares outstanding – basic and diluted	24,845	27,724	43,400	64,603	64,603

	At December 31,
	2000	2001	2002	2003	2004
	Unaudited	Unaudited	Restated
	(in thousands) (2)
Balance Sheet Data:

Cash and cash equivalents	$18,200	$27,776	$6,080	$2,415	$17,590
Property, plant and equipment, net	586,224	685,917	668,120	396,373	332,908
Total assets	682,440	829,415	779,193	438,845	387,683
Total liabilities	398,809	498,155	534,689	532,511	583,503
Shareholders’ equity (deficit)	210,796	253,534	244,504	(93,666)	(195,820)

Other Financial Data:

Capital expenditures (10)	$168,913	$85,024	$53,830	$10,786	$13,277
Net cash provided by operating activities	42,339	33,624	7,184	7,270	22,211
Net cash used in investing activities	(149,395)	(176,466)	(57,918)	(183)	(2,972)
Net cash provided by (used in) financing activities	111,796	137,219	44,239	(10,752)	(4,064)

Other Operating Data:

International minutes (in thousands) (11)	597,204	768,394	1,069,130	1,133,973	885,009
Local access lines in service (at period end)	148,312	177,352	150,456	141,856	153,440
Mobile subscribers (at period end)	284,991	364,059	432,058	435,341	345,636
Cable subscribers (at period end)	—	64,466	71,726	61,433	59,320

(1)                               Beginning in 2003, we changed the presentation of our statement of operations in order to align more accurately our core product and service segments with how management evaluates our consolidated results of operations. Certain amounts previously reported for 2000, 2001 and 2002 have been restated to conform to the new presentation. For 2001 and 2002, sales incentives are reclassified as a reduction of long distance revenues in the case of long distance calling cards and as a reduction of cellular revenues in the case of prepaid cellular services, rather than as selling, general and administrative (“SG&A”) expenses. See Notes 2.25 and 2.26 to our consolidated financial statements.

(2)                               Except per share, ratios and other operating data.

(3)                               We acquired our cable television operations on October 26, 2001.

(4)                               We incurred professional and other costs in connection with negotiation of our restructuring.

(5)                               On June 4, 2002, a Presidential decree modified the tax system imposed on all telecommunication providers in the Dominican Republic by concession agreements (including by our 1996 concession agreement) in favor of the payment of a tax equal to the greater of 25% of net taxable income or 1.5% of gross revenues, which is the tax applicable to Dominican corporate taxpayers. We began paying income tax on this basis on September 1, 2002. For each of the periods prior to September 1, 2002 presented, we made payments in lieu of income taxes equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. We are also required by Dominican law to withhold a percentage (15% during 2004) of interest paid to financial institutions located outside the Dominican Republic and 25% of all other payments outside the Dominican Republic, excluding payments to foreign suppliers for goods and equipment imported to the Dominican Republic. We are required by the terms of various financings with non-Dominican lenders, including our 11-3/8% Senior Notes due 2004, to pay additional amounts so that the net amount received by the lender after any withholding or deduction on account of taxes will not be less than the amount the lender would have received if such taxes had not been withheld or deducted.

(6)                               During 2003, we performed our annual impairment review and recorded non-cash charges of approximately $191.3 million related to our long-lived assets, goodwill and other intangible assets. The asset impairment charges reflected primarily the impact of the Dominican peso devaluation on our telecommunication business in the Dominican Republic as well as increased competition in the mobile business and cancellation of a contract with the Dominican government for the provision of internet services to public schools. See “Operating and Financial Review and Prospects” and Note 28 to our consolidated financial statements.

(7)                               Includes costs of terminating operating leases, write-off of certificates of deposit and tax penalties.

(8)                               Loss from discontinued operations relates to the classification of our Central American operations and assets as discontinued

operations in 2003. In February 2004, we sold our Central American operations, including our digital trunking network in Panama, and our radio frequency rights in Guatemala and El Salvador. As a result of the difference between the net sale proceeds from the sale and the net book value of our assets in Central America, we recorded a $38.6 million loss from impairment of assets held for sale in 2003. See “Operating and Financial Review and Prospects” and Note 25 to our consolidated financial statements.

(9)                               Effective January 1, 2000, we adopted Staff Accounting Bulletin No. 101 of the U.S. Securities and Exchange Commission (“SEC”) concerning the recognition of revenue. This pronouncement provides that we recognize net revenues from installations and activations over the period in which we retain our clients. As a result, we recognized a cumulative effect of accounting change of $16.5 million in 2000.

(10)                         Includes capital lease obligations entered into in 2000 of $17.7 million and in 2001 of $3.3 million. We did not enter into any capital lease obligations after 2001.

(11)                         Includes both inbound and outbound international long distance minutes.

EXCHANGE RATES

The Federal Reserve Bank of New York does not report a buying rate for Dominican pesos. The following table sets forth the high, low and average official and private market exchange rates for each of the seven most recent years, and the high, low and average official and private market exchange rates for each of the six months ended June 30, 2007, as reported by the Central Bank of the Dominican Republic. The average annual rates have been calculated by using the average of the exchange rates on the last day of each month during the period. At June 30, 2007, the average official exchange rate was RD$32.57 per US$1.00 while the average private market rate was RD$32.62 per US$1.00.

	Official Rate
Year Ended December 31,	High	Low	Avg.
	(RD$ per US$ )

2000	16.56	15.91	16.18
2001	16.99	16.58	16.69
2002	17.63	16.97	17.45
2003	43.82	17.76	29.37
2004	55.42	27.93	41.93
2005	34.50	28.05	30.28
2006	35.05	32.19	33.30

Month Ended

January 31, 2007	34.51	33.66	33.90
February 28, 2007	33.69	33.43	33.51
March 31, 2007	33.47	32.54	32.96
April 30, 2007	32.65	32.12	32.40
May 31, 2007	32.63	32.02	32.29
June 30, 2007	33.40	32.13	32.57

	Private Market Rate
Year Ended December 31,	High	Low	Avg.
	(RD$ per US$ )

2000	16.63	16.08	16.37
2001	17.06	16.65	16.88
2002	22.83	17.03	18.54
2003	44.06	22.50	30.93
2004	55.72	28.08	42.11
2005	34.85	28.12	30.39
2006	35.52	32.30	33.34

Month Ended

January 31, 2007	33.45	33.74	33.95
February 28, 2007	33.74	33.48	33.56
March 31, 2007	33.47	32.55	33.00
April 30, 2007	32.68	32.22	32.48
May 31, 2007	32.65	32.12	32.33
June 30, 2007	33.44	32.24	32.62

RISK FACTORS

You should carefully consider the risks described below and other information in this Annual Report.

Risks Relating to our Restructuring

We have defaulted on payment of our outstanding indebtedness and are in restructuring discussions with our creditors; certain of our creditors may exercise their remedies against us which could prevent us from continuing as a going concern.

In September 2003, we announced that we would not be making a scheduled interest payment on our 11-3/8% Senior Notes due September 1, 2004. In October 2003, we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness. Subsequently, on September 1, 2004, we announced that we would not be making the $200 million principal payment on our 11-3/8% Senior Notes due September 1, 2004. As a result, our creditors generally have the right to accelerate the maturity of our indebtedness to them and to demand payment of the full amounts payable under their respective debt instruments. We are continuing discussions with our lenders, including the Ad Hoc Committee, which is comprised of certain holders of our 11-3/8% Senior Notes due 2004 and other significant creditors, regarding a restructuring. In 2007, we negotiated and entered into a Plan Support Agreement with our largest secured creditor and unsecured creditors representing more than 70% by principal amount of our unsecured indebtedness, providing for the consensual restructuring of our financial obligations, ownership and governance. Even though these discussions are continuing, our creditors could exercise their rights to collect the debt owed to them or take other actions, including the exercise under Dominican law of provisional remedies that could result in, among other things, denying us access to our bank accounts, or creditors attaching or seizing our assets. If we are not successful in restructuring our outstanding indebtedness, we may not be able to continue to operate our business as a going concern.

Our debt restructuring process is subject to significant uncertainty and is likely to result in the effective elimination of our current shareholders’ ownership. If the restructuring process is not successful, we may be forced into insolvency proceedings, which, in the Dominican Republic, could result in our liquidation.

The Plan Support Agreement contemplates an exchange of all of our unsecured borrowed money obligations for a pro rata share of new secured notes to be issued by reorganized Tricom and all of the equity in a to-be-formed holding company. This will result in a substantial reduction of the amount of our indebtedness. The interests of the existing holders of our equity, including the American Depository Shares, will be effectively eliminated.

Consummation of the proposed restructuring remains subject to significant uncertainties. Although our goal is to achieve a consensual restructuring, we may not succeed in accomplishing this. It is possible that one or more of our creditors may seek to attach or seize our assets prior to the proposed restructuring. If a claim is filed requesting our bankruptcy by one or more of our creditors, we may seek the assistance of the Dominican or United States courts.

In general, if we are forced into bankruptcy in the Dominican Republic our shareholders and holders of our indebtedness should expect the following three-stage process:

•                                          A conciliation proceeding administered by the Ministry of State for Industry and Commerce (Secretaría de Estado de Industria y Comercio) in which the debtor and its creditors attempt to reach an amicable settlement;

•                                          If no amicable settlement is reached, a bankruptcy proceeding is initiated before the Court of First Instance (Tribunal de Primera Instancia) in which the Court determines whether to issue a bankruptcy order declaring the debtor bankrupt; and

•                                          If a bankruptcy order is issued, the management and/or liquidation of the business of the debtor and the resolution of creditor claims is administered by up to three receivers.

However, a Dominican court may elect not to apply the amicable settlement and bankruptcy laws because no clear precedents on this subject exist and because of the effects of the dual revision judicial system established by the Dominican constitution which provides litigants the right to appeal any decision of the court before a Court of Appeals and later to interpose a certiorari recourse before the Supreme Court. Any bankruptcy proceeding in the Dominican Republic may last for years before a final and irrevocable decision can be obtained.

Dominican Republic bankruptcy laws may not be as favorable to Tricom or its creditors as U.S. insolvency and bankruptcy laws.

If our restructuring efforts are unsuccessful, we may become involved with bankruptcy proceedings in the Dominican Republic. The bankruptcy laws of the Dominican Republic are significantly different from, and are less developed than, those of the United States. There have been very few bankruptcy proceedings in the Dominican Republic and none has involved an entity with operations as significant or a capital structure as complex as ours. Except for an amicable settlement process, Dominican bankruptcy law does not provide for a reorganization process for debtors or for an automatic stay on collection or foreclosure efforts by secured creditors.

Unless creditors’ claims are resolved in an amicable settlement process or in negotiations among creditors and the debtor, Dominican law provides only for the liquidation of a debtor’s business and distribution of the proceeds first to employees, Dominican tax authorities, lawyers, landlords, secured creditors, and finally to unsecured creditors. Amicable settlement and bankruptcy proceedings may be time consuming and subject to significant delays. Our business and market position likely would be adversely and significantly affected by the proceedings and the adverse publicity that would accompany it.

Dominican courts have broad discretion and, in the absence of precedent, we cannot predict how courts or appointed receivers would apply the law or administer a bankruptcy. The ability of our creditors to realize any value may be limited, particularly in liquidation, in which case our assets and business units likely would have a significantly diminished value. Our liquidation under Dominican bankruptcy laws could result in creditors receiving distributions from such liquidation in Dominican pesos, including with respect to indebtedness denominated in U.S. dollars, thus subjecting such creditors to the currency risks associated with converting Dominican pesos into U.S. dollars.

Successful completion of a consensual restructuring requires the cooperation of our principal shareholders, GFN and Motorola. Entities affiliated with GFN are also among our major creditors.

Under our Bylaws, the holders of two-thirds of the votes entitled to be cast at a shareholders’ meeting are required to approve the filing of a voluntary bankruptcy petition. Although the holdings of our current shareholders would be effectively eliminated in the restructuring, the consent of our principal shareholders, GFN and Motorola, is necessary in order for any restructuring that involves our filing a voluntary bankruptcy petition to move forward.

Entities affiliated with one of our major shareholders, GFN, are among our creditors. It is therefore possible that our major shareholders, in approving our restructuring, may not act in the best interests of our other creditors.

Potential for Duplicate Claims.

A portion of our payment obligations have been subject to one or more assignments or re-documentation both with respect to third parties and our affiliates and former affiliates. We are not currently aware of any claim that has been asserted against us by more than one claimant. However, it is possible that multiple claims relating to the identical underlying liability may be asserted against us arising from, among other circumstances, alleged defects in the assignment documentation, lack of required consents or failure to obtain appropriate approvals. Such risk may exist in connection with certain transfers of debt between our affiliates.

Even if our restructuring process is successfully completed, we may not be able to service new debt or other obligations resulting from the restructuring.

Any plan of reorganization resulting from our restructuring process, whether pursuant to the Plan Support Agreement or otherwise, is likely to involve us issuing or assuming a significant amount of indebtedness. As a result, we will likely be highly leveraged immediately after any restructuring is consummated. The degree to which we are leveraged could have important consequences to us, including the following:

•      A substantial portion of our cash flow would need to be used to pay interest on our indebtedness and therefore would not be available for use in our business;

•      We may be vulnerable to changes in general economic and industry conditions;

•      Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired;

•      We may have much more indebtedness than our competitors in the Dominican Republic, which may be a competitive disadvantage in our principal market;

•      Because some of our borrowings may be short-term or at variable rates of interest, we may be vulnerable to interest rate fluctuations, which could result in our incurring higher interest expenses if interest rates increase;

•      Any devaluation of the Dominican peso would cause the cost of our U.S. dollar-denominated debt to increase; and

•      Our failure to comply with covenants and restrictions contained in the terms of our borrowings could lead to a default which could cause all or a significant portion of our debt to become immediately payable.

No trading market may develop in the securities resulting from our restructuring, and trading in such securities may be subject to significant volatility.

It is likely that a combination of debt and equity securities will be issued in connection with the consummation of our restructuring. There is currently no trading market in any securities that may result from our restructuring and, following consummation of the restructuring, an active trading market for those securities may not develop or be sustained. This could adversely affect the liquidity and market price of our securities and holders might not be able to sell them readily.

Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If a liquid trading market for our post-restructuring securities does not develop, their price may become more volatile, and it may be more difficult to complete a buy or sell order for such securities.

In addition to our operating results, the trading prices of our post-restructuring securities may fluctuate in response to several extraneous factors, including economic conditions in emerging markets generally, in Latin America, and in our business sector. The market price of our post-restructuring securities may decline below the price set in the restructuring.

Whether or not a restructuring is achieved, certain creditors may be beyond the jurisdiction of the United States courts.

Dominican courts may not recognize the jurisdiction or decisions of the United States courts, including bankruptcy courts, and our Dominican creditors may not be subject to the jurisdiction of the United States courts. In a typical restructuring of an entity organized in the United States, all creditors are subject to the automatic stay provision and are bound by any plan of reorganization resulting from the bankruptcy proceedings. We are organized in the Dominican Republic and certain of our creditors, in particular our Dominican creditors, may not be subject to the jurisdiction of the United States courts. It may therefore be necessary to negotiate separate settlements with such creditors, which may be on terms different from those available to creditors subject to a United States bankruptcy proceeding. We may not reach settlements with all such creditors, who may be able to exercise remedies against us and may not be subject to the automatic stay or other orders of a United States bankruptcy court.

We are involved in various legal proceedings which could result in unfavorable decisions and financial difficulties for us.

We are a defendant in a number of legal proceedings. We cannot be certain that these claims will be resolved in our favor. We may, in the future, be subject to further legal proceedings, including those arising out of the December 2002 private placement and other legal proceedings resulting from our former affiliation with certain banking and other financial services entities that collapsed during 2003. If an unfavorable judgment is obtained against us in any of these matters, we may not be able to satisfy the amount of the judgment without significantly impairing our liquidity. There can be no assurance that any of the litigants in our pending legal proceedings would be amenable to participating in any consensual restructuring. If a judgment creditor exercises its rights to collect a judgment, this could result in, among other things, denial of access to our bank accounts, the attachment or seizure of our assets, or the initiation of bankruptcy proceedings in the United States or the Dominican Republic. A bankruptcy proceeding in the Dominican Republic could result in our liquidation.

Consummation of our restructuring will require the consent of our regulator, Indotel and possibly other government departments in the Dominican Republic.

Our restructuring will likely involve a change of control, an event that will require the consent of our regulator, Instituto Dominicano de las Telecomunicaciones (“Indotel”). As part of the proceedings to determine whether such consent will be granted, third parties, including our competitors, may object to the transactions constituting the restructuring. In considering our application for consent, Indotel may consult with other government departments and governmental agencies in the Dominican Republic, including the Central Bank of the Dominican Republic, any of which may raise objections based on matters extraneous to our business or the merits of the restructuring. If Indotel decides in favor of these or any other objections, it could invalidate the transfer of our telecommunications licenses and other concessions and impose fines on us. It is also possible that Indotel might limit the areas where we can provide services. Any determination by Indotel that is adverse to us could have a material adverse effect both on our ability to consummate our restructuring and on our operations and financial position.

The change of control contemplated by our restructuring will likely require the consent of the Federal Communications Commission in the United States and state telecommunications regulatory agencies in order for Tricom USA to remain in compliance with applicable regulatory requirements.

As our restructuring will likely involve a change of control, such a change affecting carriers authorized by the Federal Communications Commission and state telecommunications regulators in the United States typically requires the approval of the Federal Communications Commission and state telecommunications regulators.  Since our subsidiary Tricom USA is certified by the Federal Communications Commission and several state telecommunications regulatory agencies, prior approval of these governmental entities for the change of control contemplated by the restructuring may be necessary in order for Tricom USA to remain in compliance with applicable regulatory requirements. As part of the proceedings to determine whether consent will be granted, third parties, including our competitors, may object to the transactions constituting the restructuring. In considering our application for consent, the Federal Communications Commission may consult with other government departments and governmental agencies in the United States, including the Department of Homeland Security, which has been reviewing certain transactions involving foreign carriers and foreign individuals. Pursuant to the rules of the Federal Communications Commission and most state telecommunications agencies, we would be required to obtain an approval before consummating the restructuring in order for Tricom USA to remain in compliance with applicable regulatory requirements.

Tax issues concerning the restructuring.

The tax authority of the Dominican Republic has authorized us to use significant amounts of accumulated losses to offset potential income arising from the cancellation of our debt that is expected to take place in the context of the restructuring. This authorization is premised on several conditions, in particular, that the ruling only applies for fiscal year 2007. If we do not consummate our restructuring prior to December 31, 2007, we may be subject to significant additional taxes.

In or about 2004, we elected to allocate the interest accrued and to be accrued on the instruments underlying our unsecured indebtedness to Tricom USA, which is a guarantor of certain, but not all, of these obligations. Our tax advisors concluded that such allocation was appropriate and as of April 30, 2007, approximately $111 million of accrued and unpaid interest plus $17 million in penalty interest has been allocated to Tricom USA. It is possible, however, that the Internal Revenue Service, another U.S. agency, or the Dominican tax authorities would seek to challenge this allocation. To the extent such interest is allocated back to Tricom, S.A., we would be required to pay all requisite withholding taxes on such interest and it is possible, although unlikely, that Tricom, S.A. could incur additional fines and penalties in the Dominican Republic.

Risks Relating to our Corporate Governance

GFN owns stock with a majority of the voting power and will be able to determine many decisions concerning us, including matters in connection with any restructuring that may require shareholder approval.

According to records available to us, Mr. Manuel Arturo Pellerano Peña (“Mr. Pellerano”), together with members of his family, either directly or through GFN or their other wholly-owned subsidiaries, are the beneficial owners of 17,453,874 shares of our Class A Common Stock and 11,486,720 shares of our Class B Common Stock, representing approximately 50.8% of the issued and outstanding shares of our Class A Common Stock (calculated in accordance with SEC Rule 13d-3) and 60% of the issued and outstanding shares of our Class B Common Stock. Mr. Pellerano, together with members of his family, has the right to appoint a majority of the members of our Board of Directors and, indirectly, the right to control selection of our management. Through this control, Mr. Pellerano is able to significantly influence our strategic direction, our corporate governance and, to the extent that director or shareholder votes are required, the outcome of our restructuring. Entities affiliated with GFN are also among our major creditors. We have entered into, and may in the future enter into, transactions with related entities that are controlled by Mr. Pellerano or members of his family. Such transactions may not in all respects be on arm’s length terms and may not be in the best interests of our other stakeholders, such as creditors and minority shareholders.

Directors’ and others’ duties in the Dominican Republic are different from those in the United States, and the provisions of our Bylaws and Shareholders Agreement may be of limited benefit to interested parties.

We are organized under, and our Bylaws and Shareholders Agreement are governed by, the laws of the Dominican Republic. Under Dominican law, the law concerning fiduciary duties of directors, controlling shareholders and others, is not as well developed as in the United States. As a result, in practice it may be more difficult for creditors, minority shareholders and others to enforce their rights against us or our directors or controlling shareholder than it would be if we were a U.S. company.

Our principal corporate documents consist of our Bylaws and the Shareholders Agreement between our two principal shareholders, GFN and Motorola. See Item 7, Major Shareholders and Related Party Transactions—Shareholders Agreement. While these documents address certain corporate governance issues, one of their principal purposes was to regulate matters as between those two shareholders. Accordingly, the benefit of these documents to other interested parties, such as minority shareholders and creditors, may be limited. Furthermore, it is difficult to predict how a court of competent jurisdiction in the Dominican Republic would interpret the provisions of these documents in specified circumstances.

We may have significant liabilities arising out of a private placement that took place in December 2002.

Our consolidated balance sheet as of December 31, 2002 and the related statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the year then ended have been restated to reflect adjustments to the financial information and footnotes previously reported in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002. The adjustments relate primarily to the purchase in December 2002 of shares of our Class A Common Stock by a group of investors for an aggregate purchase price of approximately $70 million. See Item 7, Major Shareholders and Related Party Transactions—2002 Private Placement, for a detailed description of the Placement, the report of the Special Committee and the restatement and amendment of our 2002 financial statements.

The report of the Special Committee contained observations to the effect that we may have certain undisclosed actual or contingent liabilities arising out of the Placement and that the disclosure as to the Placement and related transactions contained in our

Annual Report on Form 20-F for the fiscal year ended December 31, 2002 may have been deficient and/or not consistent with information presented to the Special Committee. The report also stated that varying conclusions can be reached as to whether we properly accounted for the Placement, based on different hypothetical fact scenarios. As of the filing date of this report, no claims arising out of the events relating to the Placement have been asserted, in any jurisdiction, in any litigation or similar proceedings brought against us or our subsidiaries. Nevertheless, we have received indications that certain parties involved in the Placement believe that they have claims in connection with the Placement, although we are unable at the present time to determine either the probability of such claims being asserted against us, or the validity or amount of such claims if they are asserted. While it is possible that we will in the future need to establish loss contingencies relating to the Placement, our management does not believe that this is necessary at the present time. Claims arising out of the Placement could, in the aggregate, equal or substantially exceed the $70 million amount of the Placement, in particular if the claimants seek rescission of the Placement or certain related transactions.

The report of the Special Committee raised several issues relating to our corporate governance, most of which have not been addressed.

In addition to the possibility of liabilities arising out of the Placement, the Special Committee offered several observations and corrective recommendations for our Board of Directors’ consideration, including, among others, the following:

•      The creation of an independent audit committee of the Board of Directors, in accordance with current best corporate governance practices for U.S. public companies;

•      Expansion of the scope of review of our internal audit function to cover all related party transactions;

•      Strengthening the internal legal function by adoption of more stringent internal policies covering the legal review and sign-off of corporate transactions, and Board of Directors approval of a consistent policy for retention and use of outside legal counsel in connection with any significant corporate transaction;

•      Constitution of a formal internal management disclosure committee, comprised of members of our finance/accounting, legal and selected business units, having primary responsibility for creating and reviewing our public disclosures of material events and transactions and other matters;

•      Adoption of a comprehensive code of conduct, covering all directors, officers and employees, in a form consistent with best internal governance practices for public companies addressing, among other things, the guidelines for appropriate documentation and independent review and approval of transactions involving our related parties or affiliates;

•      Adoption of a formal records retention policy covering, among other things, a classification of records to be preserved (and for how long), who has access to our files and guidelines for documenting material transactions, etc.

A more detailed description of these recommendations is set forth in our Report on Form 6-K dated December 9, 2005. To date, we have not implemented most of these recommendations. While adoption of these or similar recommendations may not prevent the occurrence of transactions raising issues similar to those raised by the Placement, our failure to implement these recommendations could leave us exposed to further liabilities from transactions that may occur in the future.

We do not have an audit committee and our internal accounting systems and controls may be inadequate to ensure timely and accurate financial reporting.

Our Board of Directors has not appointed an audit committee. For purposes of U.S. securities laws, in the absence of an audit committee, our full Board of Directors fulfills the functions of the audit committee. While our Board of Directors is not currently required to appoint an audit committee, the absence of one is unusual and not in accordance with current best corporate governance practices for U.S. public companies.

During the course of the audit of our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, our independent registered accounting firm noted several major weaknesses in our financial reporting and related internal controls. Our auditor recommended that our management assess these weaknesses and implement improvements in the monitoring, revision and supervision of our internal controls over financial reporting. While we have implemented many of these recommendations, we are still in the process of addressing these issues. Our internal accounting systems and controls may be inadequate to ensure timely and accurate financial reporting. We may be, and historically may have been, unable to detect or prevent a material misstatement of our consolidated financial statements.

We are not able at the present time to engage an internationally recognized auditing firm.

For the fiscal year ended December 31, 2002 and prior years our auditor was KPMG. This firm performed our audit work for the fiscal year ended December 31, 2003, but withheld its consent to filing our Annual Report on Form 20-F for that year. Since then, KPMG has not performed any further work for us. In March 2005, we announced that Sotomayor had been retained to act as our auditor for the year ended December 31, 2004, and in December 2005, we announced that they would also be retained as auditor for the years ended December 31, 2002 and 2003, replacing KPMG. Sotomayor is a PCAOB registered independent public accounting firm with its principal office in Pasadena, California. The firm has acted as independent auditor to Tricom USA, our wholly owned subsidiary in the United States, since 1999. While our auditor’s PCAOB qualification permits it to act as our independent registered public accounting firm, it is not an internationally recognized firm, and may not have available to it all of the resources necessary to address the more complex audit and accounting issues we face.

Risks Relating to our Capital Structure and Liquidity

Our consolidated financial statements have been prepared on a going concern basis.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. However, because of our current financial condition and the effects of the Dominican economy, including the effects of the fluctuation of the Dominican peso on our operating results and other matters, the realization of assets and satisfaction of our liabilities are subject to substantial uncertainty. In the past, we financed our capital expenditure and working capital requirements, to the extent we did not generate sufficient cash flow from operations, with borrowings, principally in Dominican markets. In light of our recent financial results and adverse developments in the Dominican economy, we may not be able to generate the cash flow from operations required to operate as a going concern. At the present time, our only source of liquidity is cash flow from operations and proceeds from asset sales. We do not have access to outside funding sources. Even if we are able to reach agreement with our lenders concerning a financial restructuring, we may not be able to obtain the financing in the future necessary to continue funding our operations or capital needs. The report on our financial statements by our independent registered accounting firm contains an explanatory paragraph that states that these factors, among others, create substantial doubt about our ability to continue as a going concern.

We do not generate sufficient cash flow from operations to meet our debt service requirements.

Even if we are able to reach agreement with our lenders concerning a financial restructuring, our ability to pay interest on our indebtedness (even if the principal amount is reduced in a restructuring) and meet our debt service obligations will depend on our future operating performance, including our ability to increase revenues and control expenses, which in turn depends on successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond our control. It is likely that any new debt issued in exchange for our existing indebtedness will be payable in U.S. dollars and our ability to pay interest and principal will continue to be affected by and dependent on the performance of the Dominican economy. As a result of these and other factors, we may not be able to meet our debt service obligations even if our current indebtedness is restructured.

The volatility and depreciation of the Dominican peso against the U.S. dollar could reduce the amount of cash we will have to fund our operations or to purchase equipment and cable television programming, and to repay indebtedness, even if our indebtedness is restructured.

For 2002, 2003, and 2004, we earned 32.9%, 30.6% and 46.8%, respectively, of our operating revenues in Dominican pesos and the remainder of our operating revenues in foreign currency, primarily in U.S. dollars. The percentage of operating revenues in Dominican pesos could increase if we successfully increase our share in Dominican local markets in accordance with our business strategy. From 2003 to 2004, the average annual exchange rate increased 36.1% representing a strengthening of the U.S. dollar against the Dominican peso compared to an increase of 66.4% from 2002 to 2003. Most of our indebtedness is U.S. dollar-denominated and must be paid in U.S. dollars. Our communications equipment vendors and cable programming providers all require that we pay in U.S. dollars. The devaluation of the Dominican peso has and may for the foreseeable future significantly adversely affect our operating results, as well as our ability to purchase U.S. dollars in order to service our debt obligations and pay equipment vendors and cable programming providers. Our purchase of substantial amounts of U.S. dollars in Dominican markets could adversely affect the value of the Dominican peso in relation to the U.S. dollar and make these purchases more costly for us.

Other Tax Issues.

The Dominican government has in the past changed tax rates and created new taxes, as well as modified the system of taxation with some frequency. In addition, it is possible that the Dominican government may impose taxes related to the telecommunications industry that may affect our financial performance.

Risks Related to our Operations

Our principal competitor for the provision of local, mobile and international long distance services in the Dominican Republic, Codetel, has substantially greater market share and resources, which may prevent us from maintaining or increasing our market share.

We compete primarily with Compañía Dominicana de Teléfonos C. por A., or “Codetel” (formerly Verizon Dominicana, which was acquired by América Móvil, S.A. de C.V. in December 2006). Codetel has an established market presence, networks and resources substantially greater than ours. At December 31, 2004, approximately 84% of the Dominican Republic’s local access line customers and approximately 49% of subscribers for mobile services, were customers of Codetel. Codetel’s presence is particularly strong in the market segments that we now are targeting, including consumer and business post-paid subscribers for mobile and local services, which generate greater revenues than pre-paid individual subscribers. The growth of our market share among consumer and corporate post-paid subscribers depends upon our ability to convince Codetel customers to either add, or switch to, the telephony services we offer. If Codetel implements significant price reductions for particular services, we may be forced to reduce our rates in response in order to remain competitive. In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period. As a result, we may not be able to maintain or increase our market share for local services or in other markets in which we compete with Codetel.

Other entrants in the Dominican markets, particularly for mobile services, have increased competition for our services, and could reduce our market share or increase price competition.

In addition to Codetel, we face substantial competition in the mobile market:

•                                          Orange offers cellular services and has developed an aggressive marketing strategy based on offering services at discounts. We believe that at December 31, 2004 Orange subscribers represented in excess of 25% of subscribers for mobile services in the Dominican Republic. Orange also employs GSM technology, which is the prevalent technology used in Europe and makes its services compatible with handsets that many tourists use;

•                                          All America Cables and Radio, Inc., or “Centennial Dominicana” (which was acquired by Trilogy International Partners in early 2007), is an integrated telecommunications provider that offers mobile and data services.

As a result of these and other potential new entrants, we expect to face more competition in the Dominican telecommunications market in the future, including from international communications companies with significantly greater resources than ours, which could adversely affect our ability to maintain our market share or require us to lower prices.

Further investment by foreign companies in Dominican telecommunications markets could limit the number of U.S. carriers that would send significant traffic to us, thereby adversely affecting our ability to generate international long distance termination revenues. Due to unfavorable market trends, termination rates for international traffic from the United States and Puerto Rico to the Dominican Republic have declined and could continue to decline, which would further reduce our international revenues and related profit margins.

Our business plan, which now focuses on higher usage customers and includes involuntary disconnections of lower usage or unprofitable customers, may not result in increased revenues or higher average revenue per user from our remaining customers.

Our business plan for our mobile and local services includes disconnecting subscribers who use our service only to receive calls and who do not make many outgoing calls or do not use our other services. During 2003 and 2004, we disconnected a substantial portion of these subscribers. By disconnecting these subscribers, we believe we can better use our networks and concentrate our sales efforts on consumer and business customers that generate greater per subscriber revenues to improve our margins. However, our disconnection of subscribers could result in an overall decrease in revenues. We may not be able to attract new subscribers that generate greater revenues and we may need to incur greater marketing and customer acquisition expenses to do so.

If we experience a significant number of customer non-payments our business and results of operations could be adversely affected.

Our business plan includes increasing our revenues from post-paid services, including mobile telecommunication services and cable television services. Although we have instituted measures to minimize consumer credit risks, these efforts may not be successful as we expand our services in the post-paid area. Moreover, efforts to minimize credit risk may limit the number of our new subscribers. If we experience a significant number of non-payments or are unable to attract new post-paid customers, then our revenues will decrease and our cash position will be weakened.

Termination rates for international traffic from the United States and Puerto Rico have declined and could continue to decline, which would reduce our international revenues and profit margins from these revenues.

Revenues from our international long distance business represented approximately 34% of our operating revenues in 2002, 46% in 2003 and 38% in 2004. Exchange rate and market trends have caused our average termination rates for traffic between the United States and the Dominican Republic to decline from $0.41 per minute during 1996 to $0.069 per minute in 2004. We believe that competitive and regulatory pressures could continue to push settlement rates lower. Future decreases in termination rates, without a corresponding increase in our international long distance traffic originating in the United States and Puerto Rico, would reduce our international termination revenues and adversely affect the profit margins that we realize from these revenues.

As in the rest of the world, there are changing dynamics in our international business. Modern market technologies such as Voice-over-Internet Protocol (“VoIP”) equipment have created an environment allowing new entrants into this business in the Dominican Republic. These companies may extend their reach to many of our traditional U.S.-based carriers and resellers that terminate significant traffic in the Dominican Republic.

Because we are receiving an increasing portion of our international minutes from U.S.-based resellers, we may experience substantial fluctuation in our international revenues.

Since 1997, we have derived an increasing proportion of international revenues from U.S.-based resellers, which are companies that typically buy long distance minutes in bulk and resell the minutes to other companies or individual end users.  During 2004, resellers originated approximately 52.4% of our international long distance minutes from the United States to the Dominican Republic.  While we enter into agreements with resellers, they are not required to provide us with any specified amount of traffic.  The volume of minutes and revenues we receive from these resellers has significantly varied throughout the past years because of competition for their business, primarily from Codetel, our main competitor, and because of the uncertain financial condition of many resellers.  The price per minute we charge a reseller is frequently renegotiated and as a result we, together with our competitors, struggle to maintain stable prices. At December 31, 2004, we received traffic from approximately 81 resellers. Intense competition in U.S. markets among international long distance carriers has resulted in bankruptcy filings by many of our reseller clients.

Our net growth in, and revenue derived from, subscribers may be reduced by customer disconnections or churn.

Our results of operations in the past have been, and in the future may be, affected by subscriber disconnections, whether initiated by our customers or by us. In order to realize net growth in subscribers, we must replace disconnected subscribers with new subscribers. Our average monthly disconnection rate, or “churn rate,” was 9.1% for mobile subscribers during 2004 compared to 3.9% during 2003, and 2.0% for local access line subscribers during 2004 compared to 2.7% during 2003. During 2004, our average churn rate for cable television was 1.8% compared to 3.9% during 2003. The sales and marketing costs associated with attracting new subscribers are substantial, relative to the costs of providing service to existing subscribers. If we are unable to maintain our credit policies or otherwise limit churn, we will experience a decline in net growth in subscribers and revenue.

We may not have sufficient resources to keep pace with rapid changes in technologies used to provide telecommunications services which could increase competition or require us to make substantial additional expenditures to maintain and improve our current networks, which could reduce our revenues from subscribers and cash flow.

The services we offer are technology intensive. The development of new technologies could make the technology we use obsolete. We may have to make substantial additional investments in new technologies to remain competitive. New technologies we choose may not prove to be commercially successful. We would require substantial investment to replace or upgrade all or a substantial part of our network. We have chosen to improve our liquidity by reducing our capital expenditures which affects our ability to improve our network. We spent approximately $13.3 million on capital expenditures in 2004. This compares to $10.8 million in 2003 and $53.8 million expended in 2002. If we do not invest in the latest technology, our network may rapidly become obsolete and we may not be able to retain our existing customers or attract new ones.

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

Our operations may be vulnerable to hacking, viruses, thefts and other disruptions.

“Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. In addition, the transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Computer viruses, break-ins or other problems could lead to:

•                                          The interruption, delay or cessation of services to our subscribers;

•                                          The compromise of confidential information relating to our subscribers;

•                                          Damage to our reputation and the loss of subscribers; and

•                                          Costly litigation.

The Dominican Republic is highly vulnerable to hurricanes.

Much of our network is above ground, including significant parts of our backbone. A major hurricane could result in significant damage to and disruption of our network. In addition, our network may not be fully insured. Our network is also vulnerable to theft and sabotage.

Risks Relating to our Principal Market, the Dominican Republic

Our results of operations have been, and may continue to be, materially adversely affected by the fluctuation of the peso and the economic conditions currently prevailing in the Dominican Republic.

We realize a substantial portion of our revenues in Dominican pesos and, as a result, the increase in the exchange rate of the Dominican peso to the U.S. dollar has had and may continue to have a material adverse effect on the U.S. dollar value of our operating results and our ability to service our debt which is largely denominated in U.S. dollars. The average annual exchange rate of the Dominican peso to the U.S. dollar increased 36.1% in 2004 and by approximately 66.4% and 26.2% in 2003 and 2002, respectively, adversely affecting the Dominican economy. In addition, the devaluation of the Dominican peso has had a material adverse effect on our financial condition, as our largely Dominican peso-denominated assets have depreciated in value and our indebtedness is largely U.S. dollar denominated. Any further depreciation of the Dominican peso against the U.S. dollar will correspondingly increase the amount of our debt in Dominican pesos, with further adverse effects on our results of operations and financial condition. Our total indebtedness as of December 31, 2004 was $448.3 million.

It is impossible to predict whether, and to what extent, the value of the Dominican peso may further depreciate against the U.S. dollar and how these uncertainties will affect the Dominican economy and the consumption of telecommunication services. Moreover, we cannot predict whether the Dominican government will modify its monetary policy and, if so, what impact any such changes could have on our financial condition and results of operations.

Poverty, social unrest and shortages of basic services in the Dominican Republic could affect the use of telecommunications services, which would decrease our revenues.

The Dominican Republic has widespread poverty. From time to time, the country has experienced social unrest partly as a result of price increases and shortages of water and electricity. Any increase in poverty, social unrest or shortage of basic services could adversely affect the use of telecommunications services.

You may not be able to enforce claims in the Dominican Republic based on U.S. laws.

A majority of our directors and all of our officers reside outside of the United States. A substantial portion of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these other persons to enforce judgments obtained against us or against them in United States courts predicated upon the civil liability provisions of the United States federal securities laws, other federal laws of the United Sates or laws of the individual states of the United States.

No treaty currently exists between the United States and the Dominican Republic providing for reciprocal enforcement of foreign judgments. We have been advised by our Dominican counsel, that there is doubt as to (1) the ability of a plaintiff to bring an original action in a Dominican court which is predicated solely upon the United States securities laws, other federal laws of the United States or laws of the individual states of the United States and (2) the enforceability in Dominican courts of judgments of United States courts obtained in actions predicated upon civil liability provisions of the United States federal securities laws, other federal laws of the United States or laws of the individual states of the United States.

Our Dominican counsel also has advised us that the enforceability of actions brought in Dominican courts of liabilities predicated on U.S. laws would require compliance with certain procedures, including the validation by Dominican courts of decisions rendered by United States courts. Compliance with such procedures could require a substantial amount of time and expense, and local defendants could assert defenses to enforcement based on noncompliance with such procedures. Foreign plaintiffs bringing original actions in a Dominican court also can, at the request of the defendant, be required to post a litigation bond in an amount established by such court in its discretion.

The Dominican legal system is based upon civil law principles according to which judges decide both the facts and legal issues of a case, and they are not bound by legal precedents. As a result, judges have broader discretion in reaching decisions than do judges in the United States. In the past, the United States Department of Commerce has reported that Dominicans and foreign observers have criticized the Dominican judicial system for what they perceive as an inequitable resolution of business disputes. The Dominican legal system, coupled with the fact that substantially all of our assets are located in the Dominican Republic, may present substantial obstacles to the enforcement of judgments against us, as well as our directors and officers in the Dominican Republic.

Increases in the inflation rate would adversely affect the Dominican Republic’s economy and the demand for our services.

Inflation in the Dominican Republic has increased significantly during 2003 and 2004. According to the Central Bank, the annual rate of inflation was 28.7% in 2004 and 42.7% in 2003, compared to 10.5% in 2002, 4.4% in 2001 and 9.0% in 2000. The increase in inflation in 2003 and 2004 was principally due to the depreciation of the Dominican peso against the U.S. dollar, higher fuel prices and growth in public spending. According to the Central Bank, the average annual exchange rate of the Dominican peso to the U.S. dollar increased 36.1%, 66.4%, and 10.0% in 2004, 2003, and 2002, respectively. Any increase in the value of the U.S. dollar against the Dominican peso directly affects the Dominican Republic’s inflation rate because the Dominican Republic relies heavily on imports from the United States of raw materials and consumer goods. High inflation levels could adversely affect the Dominican Republic’s economy and reduce demand for our services.

Risks Relating to our Shares and ADSs

Our ADSs have been delisted and are no longer listed on a national securities exchange; our Depositary Agreement has been terminated; our debt restructuring is likely to result in effective elimination of our current shareholders.

On May 11, 2004, the NYSE determined to suspend trading and pursue delisting of our ADSs, ticker symbol “TDR”. On May 19, 2004, our ADSs began trading on the OTCBB under the symbol “TRICY.OB”. On July 25, 2004, the OTCBB suspended trading of our ADSs. Thereafter, our ADSs were traded on the “Pink Sheets” service under the symbol “TRICY.PK”. In December 2006, the Bank of New York, as depositary for our ADS facility, notified us and holders of our ADSs that they were terminating the ADS facility. With the termination of the ADS facility, our ADSs ceased trading on the “Pink Sheets” service on March 29, 2007. Upon termination of the ADS facility, most of the depositary’s obligations under the Deposit Agreement also terminate. Holders of our ADSs may obtain delivery of the shares of Class A Common Stock underlying our ADSs, upon payment of certain taxes and processing fees. As a result of the termination, the Bank of New York is no longer obligated to perform any functions in connection with voting the Class A Common Stock underlying our ADSs.

Following consummation of our debt restructuring, the interests of our current shareholders, including holders of our ADSs, are expected to be effectively eliminated.

GFN may act without approval of the ADS holders to release directors and officers from liability.

Under Dominican law, shareholders are asked to vote upon the performance of management at annual shareholders’ meetings. Our vigilance officer delivers a report on our financial performance and other issues related to management’s performance. If the holders of a majority of the votes entitled to be cast approve management’s performance, all shareholders are deemed to have released the directors and officers from liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions. As a result, shareholders likely will fail in any suit brought in a Dominican court with respect to such acts or omissions. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. GFN controls a majority of the votes entitled to be cast at annual shareholders’ meetings and, without the concurrence of other shareholders, is able to approve the performance of management, thereby releasing management from liability to our shareholders, including holders of our ADSs.

ITEM 4.           INFORMATION ON THE COMPANY

Tricom, S.A. is incorporated in the Dominican Republic. Our operations are headquartered at Ave. Lope de Vega No. 95, Santo Domingo, Dominican Republic and our telephone number at the above address is 809-476-4000. Our website address is www.tricom.net. Our agent in the United States, appointed for purposes of the indenture governing our 11-3/8% Senior Notes due 2004, is CT Corporation System. This agent can be reached at 111 Eighth Avenue, New York, NY 10011 and at telephone number 800-624-0909.

BUSINESS OVERVIEW

Overview

We are a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and internet services. Our mobile network covers approximately 90% of the population in the Dominican Republic. Our network providing local service is 100% digital. Telecommunications networks that employ digital technology can transmit higher quality signals at lower cost. We also own interests in undersea fiber optic cable networks that connect and transmit telecommunications signals between Central America, the Caribbean, the United States and Europe. Fiber optic cable is composed of glass strands and transmits telecommunications signals in the form of light. Through our subsidiary, Tricom USA, Inc., we own telecommunication-switching facilities in New York and Florida. Using these facilities, we originate, transport and terminate international long-distance traffic. We believe we are one of the few Latin American-based long distance carriers that is licensed by the U.S. Federal Communications Commission (“FCC”) to own and operate switching facilities in the United States.

Through our subsidiary, TCN Dominicana, S.A. (“TCN”), we are the largest cable television operator in Santo Domingo and one of the largest cable television operators in the Dominican Republic.

Service Offerings

Our service offerings include:

•              International long distance;

•              Domestic telephony;

•              Mobile;

•              Cable television; and

•              Data transmission and Internet.

International Long Distance.

In the Dominican Republic, we provide international long distance services to our local access line and mobile customers. In addition, we offer a prepaid calling card for international long distance, the Bla Bla Bla® card that can be used from any telephone in the Dominican Republic. We operate telephone centers that provide access to telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers. The centers offer a wide range of telephone services, including bill payments and service of sales in addition to long distance calls.

In the United States, our subsidiary Tricom USA provides international carrier services primarily to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. During 2004, resellers originated approximately 52.4% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. Through our telecommunications switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic. In addition, by having facilities that can originate, transport and terminate international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.

Since 1997, Tricom USA has offered international long distance calling services to the Hispanic community in the United States, targeting primarily Dominican communities. Our prepaid calling cards were distributed through wholesalers from our New Jersey office and through retailers from our New York location. Our cards were sold primarily in small retail stores including groceries, drugstores and newsstands. They were advertised through special promotions during Hispanic events and by radio, television and newspapers that target Dominican and other ethnic communities, particularly in the New York metropolitan area. Our advertising emphasized savings, voice quality and patriotic themes. At the beginning of 2007, we discontinued our prepaid calling card business in the United States.

In addition to prepaid calling cards, Tricom USA offers national and international long distance services in New York, New Jersey and Florida, through carrier identification code (“CIC”) services. A CIC is a four-digit number used by end-user customers to reach the services of inter-exchange carriers through equal access arrangements. Major users of this service are calling centers. This service is offered through a combination of our own and independent sales agents.

In addition to its interstate and international authorization, Tricom USA is currently certified to provide telecommunications services in California, Delaware, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, Washington DC, and Wisconsin, as well as Puerto Rico, the U.S. Virgin Islands and Canada.

Domestic Telephony.

We are a competitive local exchange carrier in the Dominican Republic and at December 31, 2004 we had 153,440 local access lines in service compared to 141,856 lines at December 31, 2003. According to Indotel, there were approximately 936,155 local access lines in service in the Dominican Republic at December 31, 2004. Tricom had approximately 16.4% of the local access line market at the end of that period. Our local access network covers areas with approximately 65% of the population of the Dominican Republic. We previously deployed a wireless local loop but intend, to the extent economically feasible, to convert most wireless local loop subscribers to wireline over the next several years.

All of our basic telephone service customers have access to a range of value-added services, including call forwarding, three-way calling, call waiting, caller ID and voicemail applications. In addition to local service, we provide international and domestic long distance services and internet access to our consumer and business customers.

We offer our customers broad flexibility in assembling customized packages of services, which provide our customers with cost savings and enhanced control over their consumption of telephone services. Customers may choose from a menu of services, including domestic and international long distance services, local service and value-added services. They also may bundle their local access service with cellular or PCS, paging, cable television and internet services. Service packages permit customers to preset their monthly bills based upon, for example, local service minutes or long distance minutes. Customers are responsible for paying for usage levels in excess of preset package amounts, at regular per minute rates. We believe that providing customers with such budgeting capability increases consumer confidence in using telecommunications services, consequently allowing for increased service penetration, higher levels of customer satisfaction and lower incidence of delinquent payments.

Using wireline connections, we can also offer data transmission and other value added services attractive to the businesses and higher usage consumer subscribers that we are targeting. We also sell fully integrated systems and components for both turnkey systems and private telephone networks used within enterprises. We are a distributor of leading manufacturers of private branch exchanges and key telephone systems and a leading provider of computer telephony integration systems in the Dominican Republic.

Mobile.

Our mobile network covers approximately 90% of the Dominican Republic’s population. We offer both analog cellular and PCS mobile services. According to Indotel, there were approximately 2,534,063 analog and PCS cellular subscribers in the Dominican Republic at December 31, 2004. At December 31, 2004, we had 345,636 mobile subscribers compared to 435,341 mobile subscribers at December 31, 2003. Our market share declined from 20.7% to 13.6% during 2004. We attribute this decline to intense competitive pressures during the period, coupled with our limited ability to make capital expenditures, low investment in marketing and low equipment subsidies, as compared to our competitors.

Our prepaid card program offers both analog cellular and PCS mobile services to individuals who would not satisfy our credit policies for postpaid services. These cards also appeal to customers who prefer to budget their mobile telephone spending. At December 31, 2004, we had 322,680 prepaid mobile subscribers, approximately 93% of our total mobile subscribers in the Dominican Republic.

We have offered PCS mobile services since April 1999. This technology provides for added security and privacy compared with traditional analog systems, and it also offers greater capacity. PCS customers are able to receive benefits related to digital service, including digital messaging, caller ID and voicemail. We offer a dual-band service, allowing customers to use seamlessly their mobile phones nationwide over both digital and analog networks.

For large corporate, medium and small businesses, with multiple mobile phones included as part of one service contract, we offer a range of unique mobile fleet management services, specifically designed to help our business customers manage their fleet communication needs. We offer our business customers broad flexibility in assembling customized mobile fleet service plans, which provide for cost savings and enhanced control over their consumption of mobile communication services. Our mobile fleet management service offers cost reductions for “on-net” calls, flat rates for calls to wireline and mobile phones, and cost control for “off-net” calls through a comprehensive on-line reporting suite, among other benefits.

We offer domestic as well as international roaming services to participating subscribers. Subscribers who pay the roaming rates gain access to our nationwide mobile network, while subscribers paying the international roaming fees are able to roam outside of the Dominican Republic, using the networks of cellular service providers with which Tricom has entered into roaming agreements.

We have provided paging services since April 1995. At December 31, 2004, we provided paging services to 2,992 subscribers. In 1999, we stopped soliciting new paging subscribers. We believe that the proliferation of mobile services has contributed to the decline of paging as a significant part of our business because customers have replaced paging services with prepaid cellular services.

Cable Television.

We are the largest provider of cable television services in Santo Domingo and one of the largest in the Dominican Republic. At December 31, 2004, our cable network served 59,320 subscribers, including 46,700 basic programming subscribers, 9,961 occupied hotel and other commercial rooms (based on our internal calculations) and 2,669 subscribers for cable modem and digital music. In addition to publicly available programming, we license or otherwise acquire programming from various programming providers for broadcast on our cable television network. We also produce a limited amount of programming ourselves intended for exclusive broadcast on our network. We currently offer 105 basic and expanded programming channels including HBO, Cinecanal, Moviecity, Disney, ESPN, Fox Sports and CNN. We also sell our own advertising time, replacing international commercials with local advertisements.

Basic Programming Packages. Our basic programming packages provide access to a maximum of 78 local and foreign content channels. Subscribers pay a one time, refundable deposit for each analog set top box and a monthly fee for this service. Subscribers do not need a digital decoder to receive the basic service package.

Expanded Programming Packages. Our expanded programming packages include all of the channels included in our basic programming package, with an additional choice of premium packages, including movies and adult programming packages. Expanded programming subscribers pay the basic service package monthly fee plus the additional cost of the expanded programming. An analog or digital decoder set-top box is required for these services, providing a maximum of 105 channels. We are currently focusing on marketing our various expanded programming packages to our existing basic subscribers with a view to increase our overall revenues per subscriber.

Digital Cable and Cable Modem Service. We offer digital cable television and high-speed internet access over coaxial cable via cable modem, under the brand name Internet Tornado®. Digital cable television provides movie-quality pictures, digital-quality sound, broadcast services and certain programming not available through our basic or expanded programming packages. Our digital cable television offering includes an on-screen interactive program guide, 17 pay-per view channels, 2 video music channels and 50 channels of commercial free CD-quality music. A digital decoder set-top box is required for these services.

Digital Music Services. We offer digital audio programming provided by DMX Music International through our hybrid fiber coaxial network. Customers choose from 50 exclusive music channels that play 24 hours a day, seven days a week. Subscribers for this service are primarily hotels.

Data Transmission and Internet.

In the Dominican Republic, we are the second largest internet service provider. According to Indotel, there were approximately 116,445 data and internet subscribers in the Dominican Republic at December 31, 2004. Comparatively, we had 15,503 subscribers or 13.3% of the data and internet market share. We provide internet connectivity to the consumer and business markets through traditional dial-up connections, digital subscriber lines, or xDSLs, dedicated lines and cable modems. Our cellular PCS services are now fully integrated with our internet service, offering e-mail and digital messaging through our website, www.tricom.net. In addition, we offer our residential customers internet access bundled together with local, wireless and other services.

We provide broadband data transmission services to large business customers in the Dominican Republic through several means of delivery including fiber optic cable and digital wireless point-to-point radio links. In addition, we provide these large customers with data circuits, internet access, private networks and frame relay services. We also offer computer network security services such as firewalls for xDSL and lease lines, bandwidth control and auto-bandwidth, filtering, captive portal, content, and virtual private networks.

Marketing and Sales

Our advertising and promotional materials in the Dominican Republic emphasize that we are a full-service provider of local access, long distance, mobile, cable television, and broadband data transmission and internet services and that customers can realize significant savings from our service packaging. Our advertising also emphasizes reliability, performance, quality of service and the multiple advantages that users can obtain from our different products and services. Seasonal promotions are also made for specific target markets at different points throughout the year. Our sales force is oriented to develop close relationships with business customers to assess their needs and offer customized solutions.

Local Access and Mobile Service.

We use telemarketing, mass media, the internet, direct sales and database marketing to promote and sell our local access and mobile services in the Dominican Republic. We use product differentiation, pricing and promotions to target consumer and business customers. Our advertising strategy for PCS services focuses on our nationwide coverage, quality of service and competitive prices.

Our sales and marketing approach for offering local access and mobile services to large business customers is to offer comprehensive and customized telecommunications solutions for individual business customers needs. Our sales staff works closely with each customer to gain a better understanding of its particular operations and to develop customized local and mobile service solutions. Many of our sales executives in this market segment have engineering backgrounds or receive periodical training sessions in which they learn the fundamentals of our industry as well as thorough information on our line of products. Our product development and customer service departments also offer them continuous support.

Calling Cards.

In addition to our Dominican local access and mobile services, we have marketed our prepaid calling cards to individual customers both in the Dominican Republic and the United States. In the Dominican market, we have unified all of our calling card products into a single brand called the Bla Bla Bla® card, allowing our customers to use the card for domestic and international long distance calling as well as prepaid mobile services.

We feature our prepaid card in our basic services advertisements, as well as advertising that is specific to the prepaid card. Our advertising emphasizes the accuracy and reliability of our billing as well as savings. Our prepaid card is distributed at our commercial offices, call centers and through wholesalers and retailers. We have four wholesale distributors in the Dominican Republic as well as an internal sales force targeting smaller retailers.

Cable Television.

We use a variety of methods to attract new subscribers. We generally advertise on our cable broadcasts as well as on television and radio broadcasts, magazines, newspapers and billboards. Our direct marketing includes flyers and promotional materials. Our telemarketing staff focuses on both attracting new subscribers, as well as upgrading our existing basic subscribers to one of our expanded programming packages. We market our cable services under the brand name Telecable™.

Our current marketing strategy is intended to promote subscriber loyalty and timely payments, reinforce our market position by offering better programming content, increase our subscriber base by increasing the penetration levels in our coverage areas, and convert users that pirate our cable services to legitimate subscribers.

Data Transmission and Internet.

For data transmission services, we target large Dominican businesses, which require more sophisticated technology and demand specialized service and support. We developed a sales force focused on this sector, which includes multi-national corporations, local business conglomerates, local and international banks and large hotels. We also have a specialized sales force targeting medium and small businesses with products that fit their needs such as virtual private networks, dial up and broadband internet, among others. Our advertising campaign is focused on promoting the speed and accuracy of our data transmission services.

Customer Service

In the Dominican Republic, we provide customer care for all of our services through five service centers and 10 commercial offices. At these offices and centers, our customers may subscribe for services, pay and obtain information about monthly bills and inquire about billing adjustments. We also provide payment services for our customers through several other businesses including supermarkets, banks and other commonly frequented businesses. At December 31, 2004, there were approximately 275 such stations, all of which are linked to our central billing and collection system.

We maintain a call center to respond to incoming calls from existing or potential subscribers. The call center staff is trained to respond to questions concerning our extensive product and service offerings, as well as to contact potential subscribers, market our services and receive payment for our services by credit card.

We use a customer relationship management system, integrating our information systems and our customer relationship management software. This system allows customer service representatives to access all billing, service order and other client specific information. This enables us to offer speedier service and more efficient follow through and to monitor every step of the customer service relationship.

We provide a 24-hour interactive voice response service through which customers can register problems and make billing inquiries. In addition, customers may access their account information online 24 hours a day, seven days a week, on our website, www.tricom.net. Our website provides information about our services and can be used to purchase products including prepaid cards, mobile phones and accessories.

We provide installation and repair services to our customers and have established service benchmarks for, among other things, network availability, and installation and repair intervals. We research other companies’ response times and client promises in order to establish our own policies and ensure our competitive advantage.

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

Billing and Credit Policies

We have developed an integrated billing system for local access, long distance, mobile, internet, paging and value-added services. The integrated billing system enables our customers to obtain a single bill, providing detailed information about charges for all services rendered, other than cable television for which customers receive a separate bill. Our subscribers can call our center and speak with a customer care representative and obtain account and statement information. Our customers also can access information over the telephone through an interactive voice response system that enables customers to review recent calling activity and account balances.

Cash payments may be made at walk-in commercial offices, centers and bank branches, or funds may be debited from credit cards or bank accounts. Our customers may also pay their bills at any one of our payment stations, which are located in neighborhood gas stations, grocery stores and other retail outlets.

Each residential basic telephone service and mobile subscriber is assigned a preset credit limit, which varies depending upon the individual’s monthly usage and payment history. We use credit bureaus to check the credit history of new clients. We require all individuals wishing to subscribe for mobile services to have a credit card or prepay for services. We contact any customers exceeding their pre-set credit limit and request that they pay all or part of the outstanding bill.

Our policy is to suspend service for all post-paid subscribers if payment is not received within 45 days after a bill is issued and to terminate service 45 days after the suspension date. Pre-paid services are suspended when the prepayment balance is exhausted or the pre-paid card has expired. Upon suspension, both pre-paid and post-paid service customers may continue to receive incoming calls for the next 15 days. Service to post-paid subscribers is also suspended when a customer’s credit limit is reached. In order to reinstate service after termination, post-paid subscribers must pay a reinstallation fee, except for internet services for which no reinstallation fee is required after termination.

We had an average monthly churn rate for mobile subscribers of 9.1% in 2004, 3.9% in 2003, and 4.3% in 2002. We had an average monthly churn rate for local access line subscribers of 2.0% in 2004, 2.7% in 2003, and 3.6% in 2002. We had an average monthly churn rate for cable subscribers of 1.8% in 2004, 3.9% in 2003, and 2.5% in 2002. We calculate average monthly churn by dividing the number of subscribers disconnected during the year by the sum of subscribers at the beginning of each month during the year.

Tricom USA distributed its prepaid cards through wholesale distributors. Depending on their credit history and the length of their relationship with Tricom USA, wholesalers were required to pay in full for calling cards upon delivery or were extended credit for up to 15 days. Distributors of prepaid cards in the Dominican Republic are extended credit for up to 15 days, depending on their business volumes and payment histories.

Tricom USA requires that new and smaller reseller customers pay on a weekly basis for long distance services. Some customers that have a previous relationship with Tricom USA are extended credit for 15 to 30 days on average, depending on proven reliable financial condition. Traditional long distance carriers generally pay Tricom USA for traffic within 60 to 90 days.

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

Network Infrastructure

International Long Distance Network.

We have our own switching facilities in the New York metropolitan area and Florida, which allow us to provide multiple international signaling protocols. By having our own switching facilities, we can provide termination of international long distance traffic at very competitive rates to several countries in addition to the Dominican Republic.

By purchasing and leasing international traffic capacity from various systems, we have acquired diverse options to route our international traffic. This capacity is fully connected to the international network. We have purchased capacity in 11 international submarine fiber optic cables that have been built to send and receive international traffic or connect with other cables that provide service to Latin America, the Caribbean and Europe. We own capacity in the Antillas-1 and Arcos-I submarine cables, which connect the Dominican Republic to the United States via other submarine cable systems. In addition, for redundancy purposes, we maintain two earth stations, which connect to satellite systems serving the Atlantic region, Africa and Europe. The use of these satellite facilities also allows us to route international traffic between the Dominican Republic and most other countries in the world.

Local Access and Mobile Network.

The core of our network is composed of gateway switches, possessing special features such as ultra-high-speed and port-to-port call switching. Our switch time-of-day capability allows us to distribute our telecommunications traffic efficiently and provide, as a result, competitive pricing. Our switches also provide statistical call distribution information, which allows us to control our flow of traffic. Without such capabilities, we would have to conduct these monitoring tasks manually. The switches also handle common channel signaling protocols, optimizing the channels available for voice transmission. Without this capability, a network must use each of its channels to signal the origination and termination for each call, which often results in uncompleted calls and poor circuit utilization.

During 2004, our intra-city wireline local access network was comprised of approximately 375 route miles of fiber optic cable and approximately 2,500 miles of copper cable in more than seven cities. The network is composed of central office switches, remote switching centers and digital loop carriers.

We use digital loop carrier technology, which is a multi-service access platform connected to the central office through fiber optic cables. This network layout minimizes the copper plant and employs digital network transmission equipment used to provide multiple phone conversations. Our central office switches are connected by fiber optic cable to various digital loop carriers located throughout the three largest cities in the Dominican Republic.

We transmit our domestic traffic through a digital wireless point-to-point backbone system, which provides both intra-city and inter-city telecommunications services. A point-to-point backbone system is a dedicated connection between two endpoints of a communications network. The backbone system and the intra-city access networks reach approximately 90% of the country’s population, including major cities and certain key tourist and rural areas. The wireless point-to-point system serves the areas that have high telecommunications usage, including large industrial and commercial areas.

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

Our mobile network in the Dominican Republic uses analog technology in the 800 MHz band and our PCS network uses CDMA or digital protocol, in the 800 and 1900 MHz bands. Our analog mobile network enables us to provide mobile coverage to those regions of the Dominican Republic not covered by our competitor’s digital networks. During 2004 we provided PCS service in 24 cities and offered continuous coverage on the main highway routes of the country.

In 2003, we began to upgrade our analog mobile network into a digital CDMA network. The digitalization of our analog mobile network enables us to provide wider digital coverage at lower maintenance costs, as well as higher levels of reliability, performance and quality.

Cable Television Network.

Our cable television network uses a broadband network employing radio frequency transmission over coaxial and/or fiber optic cable to transmit multiple channels carrying images, sound and data between a central facility and a subscriber television set. Coaxial cable is a type of cable used for broadband data and cable systems. This type of cable has high-quality broadband frequency characteristics, noise immunity and physical durability. Fiber optic cable is a communications medium that uses hair-thin glass fibers to transmit signals over long distances with less signal loss or distortion than coaxial cable.

Our existing cable network consists of four major portions: a master head-end, a fiber trunk network, coaxial distribution and nodes. At our master head-end, programming signals are received, processed, amplified and then sent through our distribution network, which consists of fiber optic and coaxial cables connected to nodes. A node, which is typically shared by a number of subscribers within the same area, is a single connection to any of our distribution network’s main fiber optic cables that receives and transmits signals. During 2004, one node in our existing network typically served an average of 700 homes passed. Programming signals then travel, via coaxial cable, from nodes into subscribers’ homes. As part of our plan for the expansion and upgrade of our network, we plan to redesign our distribution network by installing hubs and additional nodes to improve the quality and redundancy of our services. Hubs receive signals from the head-end and retransmit signals to the nodes, increasing the quality and reliability of the signals.

At December 31, 2004, our cable network consisted of approximately 204 miles of fiber optic cable, 717 miles of coaxial cable and 226 nodes. Approximately 98% of our network is constructed above ground, with a small percentage of the fiber optic cable constructed underground.

The complete channel package signal delivered to our customers in Santo Domingo is encoded, using analog and digital descrambler systems. This allows us to reduce, but not eliminate, theft or piracy of our cable entertainment services, as well as giving us the opportunity to offer compressed packages to reach low-income subscribers living in marginal areas, and increase penetration levels.

The expansion and upgrade of our network involves the conversion of our existing cable network into a broadband bi-directional network which results in increased bandwidth capacity. A broadband bi-directional network allows subscribers to transmit as well as receive signals. This allows us to offer internet connection, video and games on demand. A broadband bi-directional network combines the use of fiber optic cable, which can carry hundreds of video, data and voice channels over long distances, with coaxial cable, which requires more extensive signal amplification in order to obtain the desired transmission levels for delivering programming signals and nodes. At December 31, 2004, 40% of our network had bi-directional capacity.

Data Transmission and Internet Network.

Data communications services are primarily targeted to the business community and provided at a variety of speeds. Our data communications network consists of data multiplexing nodes, which are network connection points that allow for the transmission of two or more signals over a single channel, linked to a fiber optic ring and digital wireless point-to-point radio links. The “last mile” to the customer is provided through fiber optic cable and/or digital wireless point-to-point radio links. Our data network has the capability to monitor the communications link all the way to the customer’s desktop and to support multiple data protocols such as ATM and frame relay.

Our technology infrastructure is built and maintained to assure reliability, security and flexibility, and is monitored by our technical staff. Each of our servers can function separately, and multiple redundant machines serve key components of our server architecture.

We maintain our central production servers at our headquarters data center. Our operations depend on the ability of the network operating centers to protect their systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins and other disruptive events.

Our local and mobile networks employ monitoring software developed by us and by others to monitor access to our production and development servers. Our reporting and tracking systems generate daily traffic, demographic and advertising reports, which are copied to backup tapes each night.

Competition

The following table sets forth information about our market share in several of our markets based upon information published by Indotel, at December 31, 2004, and information that we generate internally about our operations:

Service	Approximate Market Share (%)	Rank	Number of Providers

Local Access	16.4%	2	2
Mobile	13.6%	3/4	4
Cable Television	48.9%	1(1)	Multiple
Data and Internet	13.3%	2	3

(1) In Santo Domingo. Statistics for the country as a whole are unavailable.

International Long Distance.

The international telecommunications industry is intensely competitive and subject to rapid change precipitated by changes in the regulatory environment and advances in technology. Our success depends upon our ability to compete with a variety of other telecommunications providers in the United States and in each of our international markets. Our competitors include large facilities-based multinational carriers and smaller facilities- based wholesale long distance service providers in the United States and overseas that have emerged as a result of deregulation, as well as switched-based resellers of international long distance services. Competition primarily is based on price, although reliability, quality of transmission, routing capacity and customer service also are competitive factors.

Tricom and Codetel are the two principal Dominican carriers terminating Dominican-bound international long distance traffic. Centennial Dominicana also offers long distance calls at very low rates to the United States from the Dominican Republic. However, neither Indotel nor the FCC publishes current information about traffic exchanged. International long distance traffic has expanded in the last five years as the price per minute charged to consumers has declined.

Local, Mobile, Data and Internet.

In the local access and data and internet markets, our main competitor is Codetel. Codetel is an integrated communications service provider, which, at December 31, 2004, had approximately 84% of the local access lines and subscribers for local services and approximately 87% of the data and internet subscribers in the Dominican Republic. In 2002, Centennial Dominicana, using wireless technology, began offering to businesses local access service and broadband internet access but we believe that it has not obtained a significant percentage of the market for those services.

In mobile service, in addition to Codetel, we compete with Orange and Centennial Dominicana. Orange operates a GSM 1900 MHz network in the main cities of the country. Orange has an aggressive expansion strategy based on low prices for mobile equipment, a strong distribution network with dealers, and a large marketing budget. Centennial Dominicana offers PCS mobile services.

As of December 31, 2004, the Dominican government had also granted eight concessions to other telecommunications companies, which had not yet commenced operations or had minimal operations. Each of these concessions allows for the provision of some or all of the telecommunications services that we provide.

Cable Television.

We are the largest cable television operator in Santo Domingo and one of the largest in the Dominican Republic as of December 31, 2004. Indotel has indicated that there are more than 100 cable operators in the Dominican Republic, including illegal cable television providers. However, in our principal markets, Santo Domingo and its surrounding areas and La Romana, we face little competition from other cable television operators.

We also face competition from pirate direct broadcast satellite or DBS transmission. There is no legal DBS service offered in the Dominican Republic. For several years, the Dominican pay television market has been harmed by the persistent violation of copyright laws or “piracy.” We have deployed encoding technology to aid in reducing piracy from our network.

All pay television service providers, including cable television systems, direct to home satellite services and multi-point, multi-channel distribution system operators, face substantial competition from other signal delivery methods, including television broadcasters and the Internet. The ability of potential subscribers to directly receive traditional public over-the-air television signals from television broadcasters may hinder our ability to obtain additional subscribers.

Regulation

General.

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

To increase substantially the number of Dominican citizens with access to a telephone and to allow for the establishment and growth of other modern telecommunications services, the Dominican government adopted a policy of liberalization of the telecommunications sector beginning in the late 1980s. In 1990, the Dominican government granted us a concession to provide a full range of telecommunications services within, from and to the country. Additionally, advances in wireless technologies made it more cost-effective for companies to penetrate the market even without being able to interconnect to Codetel’s network. However, interconnection remained important for full-service competition. In 1994, the Dominican government enacted a series of interconnection resolutions requiring all service providers in the Dominican Republic to interconnect with all other service providers pursuant to contracts between them. The guidelines for those contracts are set forth in those resolutions. In May 1994, we entered into an interconnection agreement with Codetel which became effective in November 1994. This agreement allowed us to become the second full-service telecommunications provider in the Dominican Republic.

General Telecommunications Law No. 153-98 of 1998.

Former Telecommunications Law No. 118 of February 1, 1966 was repealed by Law No. 153-98 of May 27, 1998. Law No. 153-98 is the result of a joint government and industry project conducted with the assistance of the International Telecommunication Union (“ITU”), which studied the telecommunications sector in the Dominican Republic. As part of this process, the ITU drafted a proposed telecommunications law and various regulations, including interconnection and tariff regulations, in consultation with Dominican telecommunications carriers. The project was requested by the Technical Secretariat of the Dominican Presidency and the country’s telecommunications carriers, and was funded by the carriers.

Law No. 153-98 established a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the “Universal Service Principle,” by seeking to ensure access to telecommunications services at affordable prices in low-income rural and urban areas. The law creates a fund for the development of the telecommunications sector that is supported by a 2% contribution payable by customers and collected by telecommunications providers based on billings to customers for telecommunications services.

In addition, the law created an independent regulator with strong regulatory powers, Indotel, and established the regulator’s responsibilities, authorities and procedures. The regulator is headed by a five-member council, the members of which serve a four-year term, and includes a representative from the telecommunications industry. Among other responsibilities, Indotel is charged with implementing telecommunications development projects to satisfy the requirements of the Universal Service Principle. Law No. 153-98 grants Indotel control over all frequency bands and channels of radio transmission and communications within the country and over its jurisdictional waters.

Law No. 153-98 seeks to encourage competition by, among other things, imposing the obligation to interconnect with existing participants and prohibiting and punishing different types of monopolistic behavior. The law requires that interconnection charges be cost based and eliminates cross subsidies. Pursuant to the law, a rate rebalancing process was completed on December 31, 2000 which eliminated cross subsidies and allowed for rates for services to reflect actual costs. Currently, market participants are free to establish the rates for the services that they offer.

Recent Regulatory Initiatives.

Interconnection Regulations.

On June 22, 2002, Indotel issued interconnection regulations including rules on co-location, network unbundling, open network architecture and equal access. The regulations required that interconnection agreements had to be modified and established a deadline extended by Indotel on several occasions for filing conforming contracts with Indotel. A dispute arose from the lack of agreement on interconnection terms and, after several hearings on the case, on April 11, 2003 the case was settled with the execution of a new two-year interconnection agreement for the Dominican market.

This agreement, entered into by and between all current local carriers (Codetel, Centennial Dominicana, Orange and Tricom), provided for full interconnection between the respective networks interconnected for all types of telecommunications traffic. Further, the agreement included the following access charges per minute of traffic: local traffic, US$0.02; national transportation traffic, US$0.01; national traffic, US$0.03; international transportation traffic, US$0.015; incoming international traffic, US$0.035 terminating into fixed networks and US$0.09 terminating into mobile networks; mobile or cellular traffic, US$0.075. These charges are translated into Dominican pesos and adjusted every six months.

The interconnection agreement was renewed on substantially similar terms in 2005 and a new interconnection agreement has been in the process of renegotiation during the second half of 2007. The exact terms of this interconnection agreement are not known at the date of this filing. Also in 2005, Indotel issued a statement mandating the convergence of interconnection rates by September 30, 2007 for local access and for incoming minutes to the Dominican Republic from abroad. As of October 1, 2007, the interconnection rates were adjusted to eliminate the 1.5 cent difference between interconnection rates for local access and interconnection rates for incoming international minutes. As a result, it is possible that our operations and financial position will be adversely affected.

Proposed Telecommunications Regulations.

On August 30, 2006, Indotel approved resolution 156-06 titled “General Rule on Number Portability” which states that in the Dominican Republic telecommunications market, customers will be able to move their service from one telecommunications provider to another without losing their telephone numbers. In order to implement this law, telecommunications carriers will have to update their networks before July 1, 2009.

Number portability will apply to customers changing from one mobile service provider to another and from one fixed line company to another within the same region. It will not allow number portability from a mobile network to a fixed line service or vice versa or between fixed line regions.

Our Concession Agreements.

Tricom Concession Agreement.

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

In February 1996, we entered into a new concession agreement with the Dominican government which superseded the 1990 concession agreement. Under the 1996 concession agreement, we were granted the same non-exclusive license as provided in the 1990 concession agreement to establish, maintain and operate a telecommunications system throughout the Dominican Republic until June 30, 2010. Under its original provisions, the 1996 concession agreement and the license granted under it were renewable automatically for 20-year periods unless, at least three years prior to the end of the then existing term, the Dominican government advised us of its intention not to renew.

Law No. 153-98, which was enacted in 1998, established a new regulatory framework for telecommunications services in the Dominican Republic. Pursuant to Law No. 153-98, where necessary, we were required to adjust our concession agreement to conform to the new legislation. Law No. 153-98 required such adjustments to be made within one year of its enactment and were to be executed through procedures established thereunder. However, to date, Indotel has neither fully established nor implemented these procedures within the term initially established.

Pursuant to Law No. 153-98, Indotel has the discretion to determine the extent to which any existing concession requires adjustments to comply with the new legislation. However, until the adjustments are complete, Law No. 153-98 provides that concessions granted prior to its enactment remain in full force and effect. Law No. 153-98 provides that the adjustment procedures should be implemented in a manner that will maintain the rights granted to the holder of the original concession with respect to the scope of services covered by the concession, while guarantying equality among concession holders. Furthermore, under Law No. 153-98, a concession may only be cancelled for the reasons expressly established in the concession and for the specific causes described in Law 153-98.

Once the procedures for adjusting the concessions and bringing them into compliance with Law No. 153-98 are established and fully implemented, concessions in the Dominican Republic will have terms ranging from five (5) to twenty (20) years based on the term originally provided for in such concession. For concessions granted under Law No.118 that did not have a fixed term, Law No. 153-98 establishes that the new term is automatically 20 years. The term of such amended concessions will commence on the date they are approved by a resolution enacted by Indotel’s board.

As of the date of this filing, we have received an adjustment from Indotel’s board and Indotel’s Executive Director is authorized to amend our concession agreement. Our amended concession agreement will automatically have a term of 20 years. Our concession agreement, once amended, will be renewable for successive 20-year periods. However, if the holder of a concession fails to comply with the provisions of Law No.153-98, Indotel is entitled to deny the request for a renewal of the concession.

TCN Concession Agreement.

In 1982, TCN (then Telecable Nacional) entered into a concession agreement with the Dominican government pursuant which TCN was granted a license to provide close circuit cable television services within the Dominican Republic. Originally, this concession was for an unlimited term; however, in 1998 when Law No. 153-98 was enacted, concessions and licenses in the telecommunications industry became limited to a maximum 20 year term, renewable for successive 20-year periods. Accordingly, when amended to conform to Law No. 153-98, TCN’s concession agreement will have a term of 20 years and will be renewable for successive 20-year periods.

U.S. Telecommunications Regulation

The following summarizes certain aspects of United States federal and state telecommunications regulation as it applies to Tricom USA. We do not purport to summarize all present, pending or proposed regulation, any of which could change the impact of regulations on U.S. telecommunications carriers such as Tricom USA.

Federal Regulation.

In 1995, the FCC authorized Tricom USA (then Domtel Communications, Inc.), pursuant to Section 214 of the Communications Act of 1934, to be a domestic and international facilities-based carrier and an international resale carrier of voice, data and private line services between the Unites States and international points, including the Dominican Republic. The FCC classified Tricom USA as a non-dominant carrier on all routes, including to the Dominican Republic.

Tricom USA’s domestic and international Section 214 authority permits it to provide, respectively, inter-exchange (long distance) service between the states within the United States and service to and from destinations outside the United States, for which it has entered into international settlement or call termination agreements with other carriers. These agreements and the services of Tricom USA are subject to certain regulatory obligations. These include, but are not limited to, the obligation to offer services at just and reasonable rates, to pay certain regulatory fees, to file certain regulatory reports with the FCC, to contribute to certain federal funds such as the universal service fund, not to unjustly or unreasonably discriminate in charges, practices or other areas, to obtain FCC approval for a transfer of control under certain circumstances, to post its rates, terms and conditions on its website instead of filing them with the FCC, to obtain FCC approval to reduce or discontinue service, and other obligations. Failure to comply with any regulatory requirements may subject Tricom USA to penalties including, but not limited to, a fine, regulatory restrictions, license sanctions or revocation.

Tricom USA’s core source of revenue is its international service. As a result of increased international competition in the global telecommunications market, the FCC relaxed its former International Settlements Policy (“ISP”), in general, and in particular to destinations qualifying for elimination of the International Settlement Policy, pursuant to a Report and Order dated March 30, 2004. The Dominican Republic is one such destination. Thus, Tricom USA is no longer required to file international agreements with the FCC for Dominican service or service to countries on the FCC’s list of ISP-exempt destinations. The Report and Order dated March 30, 2004 did not address international terminations into cellular networks, which is a growing destination for Tricom USA, and for which access charges are higher than those for fixed line terminations in most countries outside the United States including the Dominican Republic, making the cost of terminating higher. Instead, the FCC issued a Notice of Inquiry on October 26, 2004. It cannot be predicted if or how the FCC will rule on this matter or, if it rules, what impact, if any, that ruling will have on Tricom USA’s business.

State Regulation.

The public utility commission of each state individually regulates the provision of telecommunications services within its state. This typically requires certification by the state public service commission as well as corporate registration with the state’s corporate department, filing of annual or semi-annual reports and, where appropriate, the payment of taxes. Tricom USA provides relatively little intra-state service, and it has obtained local exchange (central office code) numbers in, and has a point of presence in, several states. Tricom USA is certified in the following states: California, Delaware, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, Washington, D.C. and Wisconsin; as well as Puerto Rico, the U.S. Virgin Islands and Canada.

Property, Plant and Equipment

Our principal properties consist of our fiber optic network, satellite earth stations, nodes and real estate. At December 31, 2004, the net book value of our real estate and equipment was approximately $332.9 million. Our real estate holdings are strategically located throughout the Dominican Republic, providing the infrastructure for the telecommunications network and sales facilities. Most of our properties are related directly to our telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, wireless point-to-point radio equipment and digital switching nodes. Our current headquarters are located in downtown Santo Domingo in a building that we own.

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

In September 2003 we announced that we would not be making a scheduled interest payment on our 11-3/8% Senior Notes due September 1, 2004. In October 2003 we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness. Subsequently, on September 1, 2004, we announced that we would not be making the $200 million principal payment on our 11-3/8% Senior Notes due September 1, 2004. We have engaged in discussions with certain holders of our Senior Notes and other lenders to formulate a restructuring plan. See “Liquidity and Capital Resources—Restructuring Overview”.

We have financed our capital expenditure and working capital requirements, including expenses related to our proposed restructuring, with cash flow from operations and, during 2004, from net proceeds from the sale of our Central American trunking operations and other assets. We do not expect to have any other funding sources until our restructuring is completed. Even if a restructuring is achieved, we may not be able to generate the cash required to operate or to obtain the financing necessary to continue funding our business.

Presentation of Certain Financial Information and 2002 Restatement

We prepare our consolidated financial statements in conformity with generally accepted accounting principles in the United States. We adopted the United States dollar as our functional currency effective January 1, 1997 and maintain our books and records in U.S. dollars.

Certain amounts in the 2002 consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the 2003 consolidated financial statements and notes. The reclassifications were to transfer income and expenses items related to discontinued operations from revenues and expenses from continuing operations and other. Reclassifications were made to organize operating revenues by products and services according to our five reportable segments and to simplify the reading of the costs and expenses section by grouping similar line items that were previously reported individually.

We have elected to present three years’ of consolidated audited balance sheets and three years’ of consolidated audited statements of operations and cash flows for the periods ended December 31, 2002, 2003 and 2004. Article 3 of Regulation S-X provides that registrants shall file consolidated audited balance sheets as of the end of each of the two most recent fiscal years and audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed. As more fully discussed in Note 3 to our 2004 consolidated financial statements, we have determined to restate our consolidated audited balance sheet as of December 31, 2002 and the related statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the year then ended to reflect adjustments to the financial information and footnotes previously reported in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002. The adjustments relate primarily to the purchase (the “Placement”) in December 2002 of shares of our Class A Common Stock by a group of investors for an aggregate purchase price of approximately $70 million. They also correct an understatement of related party indebtedness and make an adjustment to our 2002 deferred income taxes. Although we have, with our current independent auditor, Sotomayor, completed this restatement process, we expect that the process of obtaining the consent of our former independent auditor for use of our audited financial information in respect of prior years (year ended December 31, 2001 and earlier periods) will involve further time and expense. Accordingly, while not ruling out the possibility that we will at some time in the future file restated audited financial statements for the year ended December 31, 2002 and audited financial statements for the year ended December 31, 2003, we have decided first to file audited financial statements for the year ended December 31, 2004, and to include in such financial statements, in addition to the financial statements required by Regulation S-X, our restated audited balance sheet as at December 31, 2002 and related notes.

In this Annual Report references to “$”, “US$” or “U.S. dollars” are to United States dollars, and references to “Dominican pesos” or “RD$” are to Dominican Republic pesos. For purposes of our financial statements, foreign currency balances are translated into U.S.

dollars at differing rates depending on the item in question. See Note 2.4 of notes to consolidated financial statements. For most balance sheet purposes, the exchange rates we used to translate Dominican peso-denominated amounts as of December 31, 2003 and 2004, were RD$41.50 and RD$31.07 per U.S. dollar, respectively. For most revenue and expense purposes, the exchange rates we used were the average annual private market rates which were RD$18.54, RD$30.93, and RD$42.11 during the years ended December 31, 2002, 2003 and 2004, respectively. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The Federal Reserve Bank of New York does not report a buying rate for Dominican pesos. To the extent information relates to the Dominican Republic government or Dominican Republic macroeconomic data, the information in this Annual Report has been extracted from publications issued by Indotel at www.indotel.org.do and the Central Bank at www.bancentral.gov.do.

Overview

We derive our operating revenues primarily from long distance, domestic telephony, mobile, cable television, and data and Internet services. The components of each of these services are as follows.

Long distance revenues represent amounts recognized for the termination of traffic from foreign telecommunications carriers to the Dominican Republic, including revenues derived from our U.S.-based international long distance wholesale and prepaid calling card operations, as well as outbound international and domestic long distance calls generated by our retail call centers and prepaid cards sold within the Dominican Republic.

Domestic telephony revenues consist of fees received for local exchange services in the Dominican Republic, including monthly fees, measured local service and measured local charges for value-added services, outbound international and domestic long distance calls generated by our residential and business customers within the Dominican Republic, sale of customer premises equipment, installation and activation fees, and interconnection revenues received from other service providers for calls that terminate in our local network.

Mobile revenues consist of fees received for cellular and PCS services, including fixed monthly fees, per minute usage charges and additional charges for value-added services, outbound international long distance charges, as well as paging services, installation and activation fees, equipment sales, and interconnection charges received from other service providers for incoming calls that terminate in our mobile network.

Cable television revenues consist of monthly fees derived from basic programming, expanded basic programming, expanded basic services, digital music services, internet access via cable modem, installation fees and revenues from advertising sales to national advertisers on non-broadcast channels we carry over our cable communications systems. Cable television revenues, including installation fees, are recognized when the service is provided.

Data and Internet revenues consist of fixed monthly fees received from our consumer and business customers for high speed broadband data transmission and internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, frame relay, digital subscriber lines, or xDSLs, that provide high-bandwidth transmission of voice and data over regular telephone lines.

Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

Our operating costs and expenses consist primarily of cost of sales and services, selling, general and administrative expenses (“SG&A”), depreciation and amortization charges, as well as asset impairment and other non-operating charges and special items. Major components of our operating costs and expenses are as follows.

Cost of sales and services consist of amounts paid to foreign carriers for our use of their networks for termination of outbound traffic and interconnection costs, which are access charges paid to other providers in the Dominican Republic, and payments for international satellite circuit leases; amounts paid to programming providers for licenses to broadcast on our cable television network; cost of equipment and prepaid cards sold; and telephone installation costs.

Selling, general and administrative expenses include salaries and other compensation to personnel, building occupancy and maintenance expenses, marketing expenses, bad debt expenses, commissions and other related costs.

Depreciation and amortization expenses reflect the decline in the value of our fixed assets, due to general wear and tear or obsolescence, other intangible assets and deferred charges.

The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

	Year Ended December 31,
	2002	2003	2004

Long distance	33.4%	46.3%	38.3%
Domestic telephony	34.5%	29.9%	34.5%
Mobile	18.6%	14.7%	17.1%
Cable	8.9%	6.8%	7.3%
Data and internet	4.5%	2.3%	2.8%
Other	0.2%	0.1%	0.0%
Total operating revenues	100%	100%	100%

Note: Percentages may not add up to 100% due to rounding.

The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

	Year Ended December 31,
	2002	2003	2004

Operating Costs	103.0%	216.3%	122.0%
Operating loss	(3.0)%	(116.3)%	(22.0)%
Interest expense, net	(25.7)%	(32.3)%	(33.7)%
Other income (expenses), net	(25.0)%	(29.5)%	(32.1)%
Loss before income taxes, discontinued operations, and minority interest	(28.1)%	(145.8)%	(54.1)%
Net loss	(31.9)%	(169.9)%	(54.3)%

Results of Operations

2004 Compared to 2003

Foreign Exchange Rate. The average annual foreign exchange rate increased 36.1% to RD$42.11 per US$1.00 during 2004 from RD$30.93 per US$1.00 during 2003. This represents a 36.1% strengthening of the U.S. dollar against the Dominican peso from 2003 to 2004 or a corresponding weakening of the Dominican peso. This foreign exchange fluctuation significantly affected our overall financial performance and results of operations during this period.

Operating Revenues. Our total operating revenues decreased 5.4% to $188.2 million during 2004 from $199.0 million in 2003 primarily due to lower international long distance and other revenues coupled with the declining value of the Dominican peso compared to the U.S. dollar, which affects the translation into U.S. dollars of our revenues generated in Dominican pesos.

The following is a discussion of our consolidated revenues for each of the revenue line items in our financial statements.

Long Distance. Long distance revenues decreased 21.8% to $72.0 million during 2004 from $92.1 million in 2003. This decrease resulted primarily from lower international traffic volume derived from our U.S.-based wholesale and retail operations, as well as lower average termination rates to the Dominican Republic. The decrease was partially offset by an increase in outbound international and domestic long distance revenues generated by our Dominican Republic operations.

International long distance revenues decreased 24.1% to $65.6 million in 2004 from $86.4 million in 2003 primarily due to lower traffic volume of minutes to the Dominican Republic. Inbound minutes decreased by 24.0% to 818 million minutes during 2004 from 1,075 million minutes during 2003. Average international long distance termination rates to the Dominican Republic also decreased to $0.069 per minute during 2004 compared to $0.073 per minute during 2003. The decrease in inbound minutes was the result of our strategy to mitigate the effects of volatile exchange rates, which for a period in late 2004 made it difficult to operate this business line profitably.

Long distance domestic revenues generated by our prepaid cards and calling centers in the Dominican Republic increased 14.0% to $6.5 million in 2004 from $5.7 million in 2003. This increase in prepaid cards and calling centers was primarily due to a 15.0% increase in domestic long distance minutes to 67.4 million minutes in 2004 from 58.6 million minutes in 2003 primarily due to higher sales of prepaid cards.

Domestic Telephony. Domestic telephony revenues increased 9.2% to $65.0 million during 2004 from $59.5 million in 2003, primarily as a result of a higher average number of lines in service during 2004. At December 31, 2004, we had 153,440 lines in service compared to 141,856 lines in service at the comparable date in 2003, an 8.2% increase.

Monthly service fees, measured local service charges and outbound international and domestic long distance revenues accounted for the majority of our domestic telephony revenues in 2004. Revenues from monthly fees decreased 1.0% to $28.3 million in 2004 from $28.6 million in 2003. Measured local service revenues increased 29.2% to $19.9 million in 2004 from $15.4 million in 2003 due to increased inbound minutes and interconnection rates. Outbound international and domestic long distance revenues, including interconnection charges, generated by our residential and business customers increased 22.5% to $9.8 million in 2004 from $8.0 million in 2003 for similar reasons.

Mobile. Mobile revenues increased 9.9% to $32.1 million during 2004 from $29.2 million in 2003. The increase in mobile revenues was attributable primarily to an increase in incoming minute rates which accounted for 38.1% of total mobile revenues in 2004 and 27.0% in 2003.

Airtime revenues, including interconnection charges, increased 8.5% to $20.5 million in 2004 from $18.9 million in 2003 due to increased inbound minutes and interconnection rates. Outbound international long distance revenues, including interconnection charges, generated by the mobile subscriber base increased 38.3% to $8.3 million in 2004 from $6.0 million in 2003 for similar reasons.

At December 31, 2004, we had 345,636 mobile subscribers compared to 435,341 at December 31, 2003. The decline in subscribers resulted primarily because we initiated disconnections of approximately 200,000 low-usage subscribers (incoming-calls only) in the first half of 2004. Hence, our average monthly churn rate for mobile subscribers increased to 9.1% in 2004 from 3.9% in 2003.

Cable. Revenues from cable television services demonstrated negligible variation during 2004, increasing to $13.7 million from $13.6 million in 2003. Revenues were negatively affected by the decline in the value of the Dominican peso compared to the U.S. dollar, which affected the translation of cable revenues generated in Dominican pesos, and a lower average cable subscriber base during 2004. These factors were offset by significant rate increases.

Cable programming revenues, including monthly basic and expanded basic programming service fees, decreased 2.0% to $9.9 million during 2004 from $10.1 million during 2003. Revenues from advertising sales and channel rental charges decreased 25.8% to $2.3 million from $3.1 million in 2003.

At December 31, 2004, we had 59,320 cable subscribers compared to 61,433 at December 31, 2003. The decrease in the number of cable subscribers during 2004 reflects declining economic conditions in the Dominican Republic, as well as our investment priorities.

The number of cable subscribers at December 31, 2004 includes 46,700 basic and expanded basic programming subscribers, 9,961 commercial rooms, which include commercial establishments (for example, hotels) and multiple dwelling units (for example, apartment buildings and hospitals), for which we receive a bulk rate for our basic cable service, and 2,669 subscribers for cable modem, digital audio programming and other services.

Data and Internet. Data and internet service increased 17.8% to $5.3 million in 2004 from $4.5 million in 2003, primarily due to growth in our data and internet subscriber base.

The number of our data and internet subscribers increased 10.8% to 15,503 at December 31, 2004 from 13,998 at December 31, 2003.

Other. Other non-core business revenues decreased 43.6% to $68,486 in 2004 from $121,448 in 2003, primarily due to the devaluation of the Dominican peso.

Operating Costs and Expenses. Our operating costs and expenses decreased 46.7% to $229.6 million in 2004 from $430.4 million in 2003. This decrease was mainly due to the effects of an asset impairment charge of $191.2 million in 2003, whereas in 2004, we did not have any asset impairment charges. The decrease in operating costs and expenses is also attributable to lower SG&A expenses.

The following is a discussion of our operating costs and expenses for each of the line items in our financial statements.

Cost of Sales and Services. Cost of sales and services decreased 1.6% to $89.5 million in 2004 from $91.0 million in 2003, which was primarily attributable to lower costs for equipment, prepaid cards, line installations and cable programming, offset by slightly higher transport and access charges.

Cost of equipment sales, prepaid cards, and line installations decreased 27.9% to $4.9 million in 2004 from $6.8 million in 2003. In 2004 there was a reduction in the cost of line installations because the effects of an extraordinary expense booked in 2003 were not repeated in 2004. This extraordinary expense was the result of implementing a new policy in 2003 of charging telephone line (but not cable) installation expenses as costs instead of charging them to capital expenditures.

Transport and access charges increased 2.1% to $79.2 million in 2004 from $77.6 million in 2003, primarily as a result of an increase in interconnection costs. Cable programming costs, which are fees paid to providers for signals and programming content totaled $5.4 million in 2004 compared to $6.7 million in 2003, a 19.4% decrease primarily due to a cost reduction negotiated with cable TV programmers to compensate for the exchange rate increase.

Selling, General and Administrative. SG&A expenses decreased 6.1% to $56.7 million during 2004 from $60.4 million during 2003. This decrease was primarily driven by lower salaries and other personnel compensation, and lower marketing and advertising expenses offset by higher provisions for uncollectible accounts, and an increase in other related expenses.

Salaries and other compensation to personnel decreased 17.6% to $15.5 million in 2004 from $18.8 million in 2003 due to the impact of the Dominican peso devaluation given that salaries are paid in Dominican pesos, and a decrease in the number of employees. At December 31, 2004, we had 1,615 employees compared to 1,635 employees at December 31, 2003. Provisions for uncollectible accounts demonstrated a significant increase of 149.7% to $2.1 million in 2004 from $840,881 in 2003 for reasons related to exchange rate fluctuations. Marketing expenses decreased 3.7% to $2.6 million in 2004 from $2.7 million during 2003. Other expenses, which include legal expenses, maintenance and repair of vehicles and equipment and other professional services, increased 15.5% to $29.1 million in 2004 from $25.2 million in 2003.

Depreciation and Amortization. Depreciation and amortization increased 7.1% to $75.3 million during 2004 from $70.3 million during 2003, primarily due to a higher fixed asset depreciable base.

Operating Loss.  Operating loss decreased by 82.1% totaling $41.4 million in 2004 compared to an operating loss of $231.5 million in 2003.  The decrease in operating loss was attributable to lower total operating costs and expenses.

Other Expenses.  Other expenses increased to $60.4 million in 2004 from $58.7 million in 2003, primarily as a result of a foreign currency exchange loss compared to a gain in 2003.  Net foreign currency exchange loss totaled $2.7 million in 2004 compared to net foreign currency exchange gains of $5.3 million in 2003. Net interest expense decreased to $63.5 million in 2004 from $64.3 million in 2003.

Income Taxes.  Income taxes decreased 78.6% to $300,182 in 2004 from $1.4 million in 2003 primarily as a result of the recalculation of deferred taxes at December 31, 2003.

Discontinued Operations.  Discontinued operations represent the results of operations of our Central American activities prior to their sale in February 2004.  We reported losses from discontinued operations after minority interest of $46.7 million in 2003.

Net Loss. Net loss totaled $102.2 million or $1.58 per share in 2004 compared to a net loss of $338.2 million or $5.23 per share in 2003. The decrease in net loss during 2004 is attributable to lower operating costs and expenses, in large part due to the effect of asset impairment charges in 2003.

2003 Compared to 2002

Foreign Exchange Rate. The average annual foreign exchange rate increased 66.4% to RD$30.93 per US$1.00 during 2003 from RD$18.54 per US$1.00 during 2002. This represents a 66.4% strengthening of the U.S. dollar against the Dominican peso from 2002 to 2003, or a corresponding weakening of the Dominican peso. This foreign exchange fluctuation significantly affected our overall financial performance and results of operations during this period.

Operating Revenues. Our total operating revenues decreased 18.0% to $199.0 million during 2003 from $242.8 million in 2002 primarily due to a decline in the value of the Dominican peso compared to the U.S. dollar, which affects the translation into U.S. dollars of our revenues generated in Dominican pesos.  To partially offset the impact of the 66.4% increase in the average annual foreign exchange rate, the Company instituted price increases from 15% to 40% throughout the year on its long distance, domestic telephony, mobile, cable television, and data and Internet services.

The following is a discussion of our consolidated revenues for each of the revenue line items in our financial statements.

Long Distance.  Long distance revenues increased 13.7% to $92.1 million in 2003 from $81.0 million in 2002. This increase resulted primarily from higher international traffic volume derived from our U.S.-based wholesale and retail operations, as well as higher average termination rates to the Dominican Republic. The increase in long distance revenues was partially offset by a decrease in outbound international and domestic long distance revenues generated by our Dominican Republic operations.

International long distance revenues increased 16.1% to $86.4 million in 2003 from $74.4 million in 2002 primarily due to an increase in our inbound minutes coupled with higher termination rates to the Dominican Republic. Inbound minutes increased by 5.1% to 1,075 million minutes during 2003 from 1,023 million minutes in 2002. Average international long distance termination rates to the Dominican Republic increased to $0.073 per minute during 2003 compared to $0.043 per minute during 2002.  The increase in the average termination rate resulted from new interconnection regulations issued by Indotel, the Dominican telecommunications regulator, and affirmed by all Dominican telecommunication providers during 2003, which increased access charges for incoming international long distance traffic.

Long distance domestic revenues generated by our prepaid cards and calling centers in the Dominican Republic decreased 13.6% to $5.7 million in 2003 from $6.6 million in 2002. This decrease in prepaid cards and calling centers was primarily due to the effects of the exchange rate increase, offset in part by an increase in long distance minutes. Long distance minutes from prepaid cards and calling centers in the Dominican Republic increased 27.4% to 58.6 million minutes in 2003 from 46.0 million minutes in 2002.

Domestic Telephony. Domestic telephony revenues decreased 28.9% to $59.5 million during 2003 from $83.7 million in 2002 primarily as a result of a lower average number of lines in service during 2003 and the effects of the exchange rate increase. Monthly service fees, measured local service charges and outbound international and domestic long distance revenues accounted for the majority of our domestic telephony revenues in 2003.

Revenues from monthly fees decreased 26.5% to $28.6 million in 2003 from $38.9 million in 2002. Measured local service revenues increased 13.2% to $15.4 million in 2003 from $13.6 million in 2002 due in part to a decrease in the average number of lines in service. Outbound international and domestic long distance revenues, including interconnection charges, generated by our residential and business customers decreased 58.3% to $8.0 million in 2003 from $19.2 million in 2002 due to the effects of the exchange rate increase.

During 2003, we continued to disconnect low-usage customers in an effort to improve the profile of our local service customer base. This resulted in a reduction in the number of lines in service at December 31, 2003 from the number at December 31, 2002. At December 31, 2003, we had 141,856 lines in service compared to 150,456 lines in service at December 31, 2002, a 5.7% decrease. By disconnecting low usage customers, we believe we can better use our network to provide services to, and concentrate our sales efforts on, higher usage residential and business customers.  We believe that this ultimately should increase our revenues and improve our operating results.

Mobile. Mobile revenues decreased 35.3% to $29.2 million during 2003 from $45.1 million in 2002. The decrease in mobile revenues was attributable primarily to the effects of currency devaluation and competitive pressures. Airtime and outbound international long distance revenues accounted for the majority of our mobile revenues in 2003.

Airtime revenues, including interconnection charges, decreased 38.6% to $18.9 million in 2003 from $30.8 million in 2002 due to the effects of the exchange rate increase. Outbound international long distance revenues, including interconnection charges, generated by the mobile subscriber base increased 36.4% to $6.0 million in 2003 from $4.4 million in 2002 for similar reasons.

At December 31, 2003, we had 435,341 mobile subscribers compared to 432,058 at December 31, 2002.  As a result of a higher average subscriber base, total minutes of usage increased 25.9% to 412.7 million minutes in 2003 from 327.9 million minutes in 2002.

During 2003, we continued our program of disconnecting our “incoming-calls only” mobile subscribers. Nonetheless, our average monthly churn rate for mobile subscribers decreased to 3.9% in 2003 from 4.3% in 2002.

Cable.  Revenues from cable television services decreased 36.7% to $13.6 million during 2003 from $21.5 million in 2002. The decrease in revenues resulted from the decline in the value of the Dominican peso compared to the U.S. dollar, which affected the translation of cable revenues generated in Dominican pesos, and a lower average cable subscriber base during 2003.

Cable programming revenues, including monthly basic and expanded basic programming service fees, decreased 33.1% to $10.1 million during 2003 from $15.1 million during 2002. Revenues from advertising sales and channel rental charges decreased 31.1% to $3.1 million in 2003 from $4.5 million in 2002.

At December 31, 2003, we had 61,433 cable subscribers compared to 71,726 at December 31, 2002. The decrease in the number of cable subscribers during 2003 reflects declining economic conditions in the Dominican Republic.

The number of cable subscribers at December 31, 2003 includes 49,387 basic and expanded basic programming subscribers, 10,415 commercial rooms, which include commercial establishments (for example, hotels) and multiple dwelling units (for example, apartment buildings and hospitals), for which we receive a bulk rate for our basic cable service, and 1,631 subscribers for cable modem, digital audio programming and other services.

Data and Internet.  Data and internet service decreased 59.1% to $4.5 million in 2003 from $11.0 million in 2002, primarily due to the exchange rate increase, as well as lower revenues from broadband satellite internet access services, offset in part by the continued growth in the number of data and Internet consumer and business customers.

In 2003, we cancelled, due to lack of payment, our contract with the Dominican Republic Department of Education to provide broadband satellite internet access and intranet services to every public high school in the Dominican Republic. Revenues from broadband satellite internet access services totaled approximately $3 million in 2002.

The number of our data and Internet subscribers increased 29.3% to 13,998 at December 31, 2003 from 10,825 at December 31, 2002.

Other. Other non-core business revenues decreased to $121,448 in 2003 from $498,245 in 2002, primarily due to the exchange rate increase.

Operating Costs and Expenses.  Our operating costs and expenses increased 72.1% to $430.4 million in 2003 from $250.1 million in 2002.  These results reflect non-cash long-term and intangible asset impairment charges, as well as operating charges and special items.  The increase in operating costs and expenses is also attributable to higher cost of sales and services and depreciation and amortization charges, offset by lower SG&A expenses and the elimination of the expense in lieu of income tax.

To offset the impact of the exchange rate increase on our operations we implemented a series of expense reduction and cash conservation initiatives during 2003 which resulted in the reduction of SG&A expenses, including headcount reductions, lowering prepaid commission rates and marketing expenses, as well as freezing our discretionary spending.  Additionally, in October 2003, we suspended principal and interest payments on substantially all of our unsecured bank debt and Senior Notes.

The following is a discussion of our operating costs and expenses for each of the line items in our financial statements.

Cost of Sales and Services. Cost of sales and services increased 5.2% to $91.0 million in 2003 from $86.5 million during 2002 which was primarily attributable to the higher cost of equipment sales, prepaid cards, and line installations, offset by lower transport and access charges and cable programming costs.

Cost of equipment sales, prepaid cards, and line installations, totaled $6.8 million in 2003 compared to $2.6 million in 2002 due to an extraordinary expense related to a new policy in 2003 of charging telephone line (but not cable) installation expenses as costs instead of charging them to capital expenditures.

Transport and access charges increased 0.5% to $77.6 million in 2003 from $77.2 million in 2002, primarily as a result of the effect of the exchange rate increase on interconnection costs paid in Dominican pesos.  Cable programming costs, which are fees paid to providers for signals and programming content also remained constant totaling $6.7 million in 2003 and 2002.

Selling, General and Administrative.  SG&A expenses decreased 18.3% to $60.4 million during 2003 from $73.9 million during 2002.  This decrease reflects expense reduction efforts and streamlined operations, as well as lower Dominican peso-denominated expenses resulting from the exchange rate increase. The decrease in SG&A expenses was primarily driven by lower salaries and other personnel compensation, and lower marketing and advertising expenses offset by higher provisions for uncollectible accounts, and an increase in other related expenses.

Salaries and other compensation to personnel decreased 31.1% to $18.8 million in 2003 from $27.3 million in 2002 due to the impact of the exchange rate increase given that salaries are paid in Dominican pesos. At December 31, 2003, we had 1,635 employees compared to 1,519 employees at December 31, 2002.  Provisions for uncollectible accounts decreased by 32.5% to $5.2 million in 2003 from $7.7 million in 2002 for reasons related to exchange rate fluctuations. Marketing expenses decreased 60.3% to $2.7 million during 2003 from $6.8 million during 2002.  Other expenses, which include legal expenses, maintenance and repair of vehicles and equipment and other professional services, increased 27.9% to $25.2 million in 2003 from $19.7 million in 2002.

Depreciation and Amortization. Depreciation and amortization increased 5.7% to $70.3 million during 2003 from $66.5 million during 2002, primarily due to a higher fixed asset depreciable base before fixed asset impairment charges.

Expense in Lieu of Income Taxes.  Prior to September 2002, we made payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues.  Expense in lieu of income taxes also included a tax of 2% on international revenues collected.  Expense in lieu of income taxes totaled $5.9 million in 2002.  Since September 1, 2002, in accordance with Presidential decree No. 405-02, we no longer pay taxes in lieu of income tax but pay the tax imposed on all Dominican corporations, a tax equal to the greater of either 25% of net taxable income or 1.5% of gross revenues.

Asset Impairment.  During the fourth quarter of 2003, we performed our annual impairment review and recorded a non-cash asset impairment charge of $191.3 million related to long-lived assets, goodwill and other intangible assets.  The asset impairment charges were driven primarily by the impact of the exchange rate increase together with competitive pressures on our telecommunication business in the Dominican Republic.

With respect to fixed assets, we recognized a $165.1 million impairment charge in relation to mobile network assets and certain other fixed assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Under SFAS No. 144, we are required to reduce the carrying value of assets to fair value and recognize asset impairment charges if the carrying value of the affected assets exceeded projected future undiscounted cash flows.

We also recognized a $26.2 million impairment charge in relation to goodwill and other intangible assets of TCN Dominicana, our wholly-owned cable television subsidiary acquired in 2001, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.  The goodwill impairment charge was driven primarily by the impact of the exchange rate increase on our cable television business in the Dominican Republic.

Other Operating Expenses and Special Items.  Other charges and special items totaled $15.9 million in 2003.  During the fourth quarter of 2003, we recorded a $7.4 million non-cash charge related to the early termination of an operating lease agreement for an aircraft entered into by our wholly owned subsidiary Tricom USA, Inc.  In 2003, we fully reserved the amount of $5.0 million corresponding to investments in related companies due to the uncertainty of their realization as a result of the liquidation process that the related companies are undergoing.  Other operating expenses representing legal and professional advisory services expenses totaled $1.6 million in 2003.

Operating Loss.  Operating loss totaled $231.5 million in 2003 compared to $7.4 million in 2002.  The increase in operating loss is attributable to lower total operating revenues, primarily due to the effect of the exchange rate increase impacting our peso-denominated revenues, coupled with higher operating costs and expenses, primarily non-cash asset impairment charges and other charges and special items.

Other Expenses.  Other expenses decreased to $58.7 million in 2003 from $60.7 million in 2002, primarily due to higher foreign currency exchange gains from peso-denominated monetary assets and liabilities, resulting primarily from the effect of the increase in the average annual exchange rate, offset in part by higher interest expense.  Net foreign currency exchange gains totaled $5.3 million in 2003 compared to $3.1 million in 2002. Net interest expense increased to $64.3 million in 2003 from $62.3 million in 2002.

Income Taxes.  Income taxes decreased to $1.4 million in 2003 from $2.0 million in 2002 primarily as a result of a lower taxable revenue base. Since September 1, 2002, we have not been subject to an expense in lieu of income tax but to the income tax on earnings applicable to corporations in the Dominican Republic.

Discontinued Operations.  On February 19, 2004, we sold our Central American trunking assets to a group of Panamanian investors. Discontinued operations represent the results of operations of our Central American activities prior to their sale. We reported losses from discontinued operations, after minority interest, of $46.7 million in 2003 and $7.3 million in 2002.

Net Loss. Net loss totaled $338.2 million or $5.23 per share in 2003 compared to net loss of $77.4 million, or $1.79 per share in 2002. The increase in net loss during 2003 is attributable to lower operating revenues, primarily as the result of the impact of the exchange rate increase, together with higher operating costs and expenses, in large part due to the effect of asset impairment charges as well as higher losses from discontinued operations, described above.

Asset Sales

On February 19, 2004, we sold our Central American trunking assets to a group of Panamanian investors for a purchase price of approximately $12.5 million payable in installments.  The assets included our digital trunking network in Panama, as well as our radio frequency rights in Guatemala and El Salvador.  Estimated net proceeds, after transaction expenses and satisfaction of liabilities directly related to the sale of our Central American operations were approximately $10.7 million.

Critical Accounting Policies

Accounting Change.

In November 2001, the Emerging Issue Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) reached a consensus on EITF Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. The Company adopted the provision of EITF Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” effective January 1, 2003. EITF Issue 01-09 addresses the recognition, measurement, and income statement classification for sales incentives offered to customers. Sales incentives include discounts and generally any other offers that entitle a customer to receive a reduction in the price of a product by submitting a claim for a refund or rebate. Under EITF Issue 01-09, the reduction in or refund of the selling price of the product resulting from any sales incentives should be classified as a reduction of revenue. Prior to adopting this pronouncement, we recognized sales incentives paid to distributor of prepaid calling card as SG&A expenses. As a result of adopting EITF Issue 01-09, sales incentives were restated (reclassified) as a reduction of long distance revenues in the case of long distance calling cards and as a reduction of cellular revenues in the case of prepaid cellular services for the years ended December 31, 2003 and 2004. Amounts reclassified were $9,295,489 and $6,102,127 in the years ended December 31, 2003 and 2004, respectively. This pronouncement did not have any impact on net loss reported in these years.

Long-Lived Assets.

In accordance with Statement of Financial Accounting Statements No.144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired.  An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, we determine the fair value of a reporting unit and compare it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Goodwill and Other Intangible Assets.

Goodwill represents the excess of costs over fair value of assets of businesses acquired. We adopted the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Pursuant to Statement 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

Effects of Inflation and Currency Devaluation

The annual inflation rate in the Dominican Republic was 28.7% for 2004, 42.7% for 2003, and 10.5% for 2002, according to data published by the Central Bank of the Dominican Republic.

In terms of annual average foreign exchange rates, the U.S. dollar strengthened against the Dominican peso in each of the years 2004, 2003, and 2002, resulting in a corresponding weakening of the Dominican peso during these years. The strengthening of the U.S. dollar for the year ended December 31, 2004, 2003, and 2002 was approximately 36.1%, 66.4%, and 10.0%, respectively, as derived from data published by the Central Bank of the Dominican Republic.

Our results of operations and financial condition are significantly affected by fluctuations in the Dominican peso against the U.S. dollar. The majority of our revenues are denominated in pesos while we have significant expenses, such as interest, equipment purchase and programming cost denominated in U.S. dollars. We do not have hedging or other arrangements in place to protect ourselves against the effects of currency fluctuations.

Liquidity and Capital Resources

Background.

Historically, our expansion strategy required us to incur significant costs and to make substantial capital investments in our network infrastructure before realizing related revenues.  We funded our expansion primarily through private and public equity, short-term and long-term debt offerings and credit facilities.

Since 2001, our liquidity resources have been significantly restricted by the worldwide contraction of the telecommunications industry and capital markets, at a time when we were completing major network expansion projects.  As a result, in 2002 we initiated a rationalization plan to curtail our spending and capital investments, while maintaining a healthy growth in subscribers and revenues.

In 2003, there was a significant devaluation of the Dominican peso that continued into the middle of 2004. The average annual exchange rate of the Dominican peso to the U.S. dollar increased 66.4% and 36.1%, in 2003 and 2004, respectively, adversely affecting the Dominican economy. In particular, the failure of one of the largest private commercial banks, Banco Intercontinental, in 2003 cost the Dominican Republic an amount estimated to be approximately 12% to 15% of Gross Domestic Product and strained the finances of the Central Bank. This banking crisis led to increased inflation and reduced consumer confidence.

Restructuring.

Commencing in 2001, a combination of macro-economic factors and circumstances specific to our business contributed to a steady and significant decline in our operating performance, cash flows and financial condition.  In light of these factors, our continuing funding needs, and our inability to service our debt, during late 2003, we took steps to conserve cash and to focus our efforts on our core businesses, as follows:

•              Suspension of Capital and Interest Payments to Lenders. In September 2003, we announced that we would not be making a scheduled interest payment on our 11-3/8% Senior Notes due September 1, 2004.  In October 2003 we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness.  Subsequently, on September 1, 2004, we announced that we would not be making the $200 million principal payment on our 11-3/8% Senior Notes due September 1, 2004.  As a result, we do not expect to have available any external funding sources until the restructuring process is concluded;

•              Appointment of Chief Restructuring Officer. Our Board of Directors appointed Kevin Lavin of FTI Consulting as Chief Restructuring Officer to assist in negotiations with bondholders and lenders, to assist in the implementation of a cash conservation plan, and to assist in the development of a core business plan;

•              Reduction of Capital Spending. We significantly reduced our capital spending in 2003. Capital expenditures were cut from $53.8 million in 2002 to $10.8 million in 2003. Subsequently, capital expenditures increased to $13.3 million in 2004. We made capital expenditures for improvements in all of our business segments as well as for general network maintenance. Our capital expenditures since 2003 have been funded by internally generated cash flow, vendor financing, and from proceeds of asset sales. A large part of our planned capital expenditures are discretionary and can be postponed or cancelled if we determine that funds are not available to us;

•              Divestment of Non-Strategic Assets. We sold our Central American trunking assets to a group of Panamanian investors for a purchase price of approximately $12.5 million payable in installments. Estimated net proceeds, after transaction expenses and satisfaction of liabilities directly related to the Central American operations, totaled approximately $10.7 million;

•              Reduction of Spending. We have implemented a series of expense reduction and cash conservation initiatives, which have resulted in the reduction of SG&A expenses, including headcount reductions, lowering prepaid commission rates and marketing expenses, as well as freezing our discretionary spending.

Cash Flows.

Our primary source of funds in 2004 was cash generated from our operations. Net cash provided by operating activities totaled $22.2 million in 2004 compared to $7.3 million in 2003 and $7.2 million in 2002. The increase in cash from operations in 2004 compared to 2003 resulted from improved operational margins and the effects of a change in our policy for booking capital expenses payments.

During 2004, capital expenditures continued to be our primary use of capital resources. Net cash used in investing activities totaled $3.0 million in 2004 compared to $0.2 million in 2003 and $58.0 million in 2002. Our capital expenditures totaled $13.3 million in 2004, primarily for the installation of additional local access lines, network improvements and network maintenance. The increase in cash used in investing activities in 2004 was primarily due to an increase in our capital expenditures and the effects of a change in our policy for booking capital expense payments.

Net cash used in financing activities was $4.1 million in 2004 and $10.8 million in 2003 compared to $44.2 million provided by financing activities in 2002.  Financing activities during 2004 primarily included payments to certain banks and holders of long-term debt.

At December 31, 2004, we had approximately $17.6 million in cash.

Indebtedness.

Our indebtedness was approximately $448.3 million in principal amount at December 31, 2004 compared to $449.3 million at December 31, 2003.  Our indebtedness at December 31, 2004 consisted of $200.0 million of 11-3/8% Senior Notes due 2004, and $248.3 million of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings.  In October 2003, we suspended principal and interest payments on substantially all unsecured bank debt and Senior Notes through the restructuring process.  As a result, all of our indebtedness can be called on demand; accordingly, all of our indebtedness at December 31, 2004 has been reclassified as current debt.

At December 31, 2004, our current liabilities exceeded our current assets by $534.6 million compared to $497.2 million at December 31, 2003.  The increase in negative working capital is primarily due to an increase in accrued but unpaid interest, resulting from our suspension of substantially all principal and interest payments to lenders.

Trend Information.

See information provided above in Items 3 & 4.

Off-Balance Sheet Arrangements.

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, which are not disclosed in the notes to the consolidated financial statements.

Contractual Obligations.

The following table contains certain information concerning our material contractual obligations at December 31, 2004 (in millions of U.S. dollars).

	Payments due by Period
Contractual Cash Obligations	Total	Less than 1 year	1 – 3 years	More than 4 years
	(in thousands)
Short-term debt	$433.7	433.7	—	—
Long-term debt	—	—	—	—
Capital lease obligations	14.5	14.5	—	—
Operating leases	0.9	0.2	0.5	0.2

Total Contractual Cash Obligations	$449.1	448.4	0.5	0.2

At December 31, 2003, our 11-3/8% Senior Notes due 2004 were rated “Ca” (“Ca” rating indicates obligations that are highly speculative and likely in, or very near, default, with some prospect of recovery of principal and interest) by Moody’s Investors Service (“Moody’s”) and “D” (“D” rated indicates payment default or the filing of a bankruptcy petition) by Standard & Poor’s (“S&P”), due to our failure to make interest payments on these notes. On April 12, 2004, S&P withdrew its rating of our 11-3/8% Senior Notes due 2004 and on December 21, 2004, Moody’s withdrew its rating as well.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

We are managed by a Board of Directors, the members of which, in accordance with our by-laws, are elected at the annual general meeting of shareholders and serve for a period of one year.  The Board of Directors is composed of a Chairman and Vice President of the Board and nine additional members.  The Board of Directors typically meets at least once every three months.  Special meetings of the Board of Directors may be held at any time.

Each Director (whenever elected) holds office until the next Annual General Meeting of Shareholders following his or her election and until his or her successor is elected or until earlier resignation or removal.  If any vacancies occur in the Board of Directors, or if the authorized number of directors is increased, the directors then in office may continue to act, and such vacancies may be filled by a majority of the directors then in office. No annual general meeting of shareholders has been held since 2002.  Accordingly, most of our directors have been appointed by action of the Board of Directors pursuant to the provisions of our by-laws for filling vacancies.

The names of our directors and executive officers at December 31, 2004 are set forth below together with their ages and current positions at that date.

Name	Age	Position

Board of Directors

Named by GFN Corporation, Ltd.:
Ricardo Valdez Albizu	46	Chairman (appointed May 28, 2004)
Héctor Castro Noboa	63	Vice President of the Board
Adriano Miguel Tejada	56	Director (appointed May 28, 2004)
Manuel Arturo Pellerano	50	Director (resigned October 30, 2003; reappointed May 28, 2004)
Rosangela Pellerano	46	Director (appointed July 28, 2004)
Valeriano Valerio	45	Director (appointed December 9, 2003)

Named by Motorola, Inc.:
James Deane	61	Director (appointed May 28, 2004)
Thomas Canfield	48	Director (appointed July 28, 2004)
Carlos Castillo	50	Director (appointed July 28, 2004)

Independent Directors:
Anibal de Castro	55	Director
Gerald Gitner	59	Director (appointed August 23, 2004)

Manuel Arturo Pellerano and Rosangela Pellerano are siblings.

Executive Officers

Carl H. Carlson	46	President, Chief Executive Officer (appointed October 30, 2003)
Alfredo Arredondo	40	Vice President, Information Technology
Ryan Larrauri	32	Vice President, Consumer Segment Division
Erwin Mendez	44	Vice President, Finance & Administration (appointed July 28, 2004)
Maripily Peralta	36	Vice President, Human Resources
Carlos Ramón Romero	52	Vice President, Business Segment Division
Luis Ruiz	58	Vice President, Telecable
Bela Szabo	36	Vice President, International Division
Valeriano Valerio	45	Vice President, Network Planning & Operations
Miriam Vargas	42	Vice President, Services Division

In addition, the following directors and executive officers served during 2003 and/or 2004, and resigned from the indicated positions prior to December 31, 2004:

Carl H. Carlson, Chairman of the Board (resigned May 28, 2004);

Edwin Corrie, Director (resigned July 20, 2004);

Marino Ginebra, Director (resigned July 27, 2004);

Richard Haning, Director (resigned effective December 31, 2003);

Juan Felipe Mendoza, Director (resigned November 11, 2003);

Manuel Arturo Pellerano, Chief Executive Officer (resigned October 30, 2003);

Roberto Saladin, Director (appointed May 28, 2004; resigned November 10, 2004);

Theodore W. Shaffner, Director (resigned effective December 31, 2003);

Ralph Smith, Director (resigned effective December 31, 2003);

Ramon Tarragó, Chief Financial Officer (resigned July 28, 2004);

Marcos J. Troncoso, Director (resigned April 14, 2004);

Kevin J. Wiley, Director (resigned effective December 31, 2003).

Each of the current members of the Board of Directors has been elected pursuant to the terms of an amended and restated shareholders agreement, dated at May 8, 1998, among Tricom, Motorola, Oleander Holdings, Inc., Zona Franca San Isidro, S.A. and certain individuals that are affiliates of GFN or Tricom.

The following sets forth further information about the members of our Board of Directors and our executive officers current as at December 31, 2004.

Board of Directors

Ricardo Valdez Albizu has been Chairman of our Board of Directors since May 2004 and a member of our Board of Directors since February 2004. Mr. Albizu has been the Chairman and Chief Executive Officer of Zona Franca San Isidro, a diversified industrial park in the Dominican Republic, since 1997. He obtained his law degree from the Universidad Autónoma de Santo Domingo in 1984.

Héctor Castro Noboa has served as Vice President of our Board of Directors since August 1994 and has been a board member since our formation in January 1988. Mr. Castro was a director and Executive Vice President of GFN from April 1989 to June 2002.  Between March 1993 and September 1997, Mr. Castro served as the Executive Vice President of Bancrédito.  Mr. Castro has also worked for the Deutsche Sudamerikanische Bank (Germany), Citibank (Marketing Vice President), Bonanza Dominicana (Chief Financial Officer), Banco Metropolitano (Financial Advisor) and Universidad Nacional Pedro Henríquez Ureña (professor of international economics and macroeconomics).  Mr. Castro has a degree in Business Economics from Madrid’s Universidad Complutense where he studied business economics.

Thomas Canfield has been a member of our Board of Directors since July 2004. Since February 2004, Mr. Canfield has served as the court-appointed Chief Executive Officer and Plan Administrator of AT&T Latin America Corp., a broadband communications services provider to major metropolitan business markets in Latin America. Mr. Canfield also served as AT&T Latin America’s General Counsel and Secretary from 2000 to 2004. Before joining AT&T Latin America, from 1991 to 2000, Mr. Canfield was an associate and counsel in the corporate and international practice groups of the international law firm Debevoise & Plimpton LLP for nine years. Mr. Canfield holds a B.A. in History from Wesleyan University and a J.D. from Fordham University School of Law, New York.

Carlos Castillo has been a member of our Board of Directors since July 2004. Since January 2001, Mr. Castillo has been an independent financial advisory consultant.  He has over 20 years of operational and transactional experience in corporate finance, debt restructuring, investment and merchant banking services principally in Latin America. From July 1997 to June 1995, and again from August 1999 to December 2000, Mr. Castillo was a Senior Managing Director at Bear Stearns & Co., Inc. Latin America Equity Capital Markets and Investment Banking. Mr. Castillo’s previous experience also includes positions at Bankers Trust Company and Continental Bank. Mr. Castillo holds a B.S. in Economics from Universidad Nacional de Ingenieria in Peru and an MBA from the Wharton School of Business, University of Pennsylvania.

Aníbal De Castro has been a member of our Board of Directors since May 1998.  Mr. De Castro is currently the ambassador of the Dominican Republic to the Court of St. James, Great Britain. He has been President of Editorial AA, a subsidiary of GFN since May 1994 and was Executive Vice President of Omnimedia from May 1994 to June 2004.  Mr. De Castro served on the Board of Directors of Corporación Dominicana de Electricidad, the country’s state-owned electric utility provider from 1979 to 1982, and currently serves on the Board of Directors of several Dominican companies and professional associations including Banco de la

Pequeña Empresa and Fondo de Financiamiento de la Micro-Empresa.  Mr. De Castro graduated from Universidad Autónoma de Santo Domingo with a degree in journalism and holds a B.A. in Economics from the University of East Anglia in Great Britain.

James Deane has been a member of our Board of Directors since May 2004. Since March 1995, he has been the Chief Executive Officer and majority shareholder of DSJ Holdings, Inc., which specializes in the origination of structured trade transactions and procurement for overseas buyers in Latin America and Africa. From June 1971 until January 1992, Mr. Deane was employed by Citibank in Latin America and the U.S., including as Country Corporate Officer in Ecuador and the Dominican Republic. Mr. Deane earned his Bachelor’s degree in Industrial Engineering from Stanford University and an MBA from the Wharton School of Business, University of Pennsylvania.

Gerald Gitner has been a member of our Board of Directors since August 2004. Since 1986, Mr. Gitner has served as Chairman of D. G. Associates, Inc.  Since 2002, Mr. Gitner has also served as non-executive Chairman of Kitty Hawk, Inc., which operates an overnight express cargo network and an all cargo airline headquartered in Dallas, Texas.  He served as Chairman of the Board of Trans World Airlines, Inc. from 1997 to 2002 and as its CEO from 1996 to 1999.  He also co-founded and co-chaired from 1990 to 1997 a private leasing company specializing in wide-bodied aircraft. Mr. Gitner is a former Vice Chairman of Pan American World Airways and CEO of Pan American World Services. Mr. Gitner was President and Co-founder of People Express Airlines, Inc. from 1980 to 1982. He also served as President and CEO of Atasco USA, a private aviation concern involved in commercial aircraft leasing and servicing.  Mr. Gitner received a B.A. from Boston University.

Manuel Arturo Pellerano Peña has served as a member of our Board of Directors since May 2004. Mr. Pellerano served as Chairman of our Board of Directors and Director from August 1994 until October 2003 and as our Chief Executive Officer from August 1994 until October 2003. Mr. Pellerano has been a member and the Vice President of the Board of Directors of GFN since April 1989.  Mr. Pellerano graduated from Universidad Nacional Pedro Henríquez Ureña with a degree in economics.

Rosangela Pellerano Peña has been a member of our Board of Directors since July 2004. Ms. Pellerano has over 16 years of experience within the Dominican commercial banking industry. From 1987 to 2003, Ms. Pellerano served as a Vice President of both the Consumer and Corporate Banking Services and International Banking Services divisions of Bancrédito, S.A., a former affiliate of GFN Corp., our principal shareholder. Ms. Pellerano is a graduate of Instituto Tecnológico de Santo Domingo where she majored in business administration and holds an MBA from Université du Québec in Montreal, Canada.

Adriano Tejada has been a member of our Board of Directors since May 2004.  Since 2000, Mr. Tejada has been the editor of several newspapers in the Dominican Republic and served as press secretary for President Leonel Fernandez from 1997 to 2000. Since June 2004, Mr. Tejada has been the Director of Omnimedia, which produces the Diario Libre newspaper and magazine publications. Mr. Tejada holds a law degree from Universidad Católica Madre y Maestra and a Master of Arts in Political Science from Temple University, Philadelphia. Mr. Tejada also was an associate professor and dean at Pontificia Universidad Católica Madre y Maestra and a Fulbright scholar who studied journalism and political history at the University of Pittsburgh.

Valeriano Valerio has been a member of our Board of Directors since December 2003 and has served as our First Vice President of Network Planning and Operations since June 2000.  Mr. Valerio served as our Second Vice President of Institutional Relationships between June 1995 and June 2000.  Mr. Valerio graduated with a degree in Electrical Engineering from the Universidad Pedro Henríquez Ureña and studied at the Nippon Telegraph and Telephone Public Corporation of Tokyo, Japan.

Executive Officers

Carl H. Carlson has served as President and Chief Executive Officer since October 2003 and also served as Treasurer of our Board of Directors from January 2000 until May 2004.  He also served as interim Chairman of our Board of Directors from December 2003 until June 2004.  Mr. Carlson was Executive Vice President and Chief Operating Officer from March 1998 until October 2003, Senior Vice President from March 1993 until March 1998, Chief Financial Officer from September 1993 until September 1995, and Vice President of Finance and Administration from December 1989 until September 1993.  Prior to joining Tricom, Mr. Carlson was an

Assistant Vice President for GFN’s insurance division from 1987 until December 1989.  From 1983 to 1987, Mr. Carlson was a Vice President at Chase Manhattan Bank.  Mr. Carlson is a graduate of Instituto Technológico de Santo Domingo where he majored in Business Administration and Accounting and Finance.  Mr. Carlson earned an MBA from a joint program between the University of South Carolina and Pontifica Universidad Católica Madre y Maestra.

Alfredo Arredondo has served as Vice President of Information Technology since 2004 and has held a number of positions in the Company’s Management Information Systems department since 1991. Before joining Tricom, from 1989 to 1991, he was a systems analyst for Nestle Dominicana. Mr. Arredondo has worked as Project Manager for development and deployment of all of the Company’s internally-developed applications, including billing, rating customer care, provisioning and traffic measurement. Mr. Arredondo is a systems engineer from Pontificia Universidad Católica Madre y Maestra and has a post-graduate degree in management from Instituto Tecnológico de Santo Domingo.

Ryan Larrauri has served as Vice President of our Consumer Segment Division since June 2001. Before joining Tricom, he was Vice President of Marketing for GFN’s Bancrédito and Compañía Nacional de Seguros from 1999.  He has held numerous executive positions in the textile, consumer goods and financial sectors. Mr. Larrauri is the published author of Marketing in the Dominican Republic, Genesis and Evolution as well as several other specialized articles in the field.  Mr. Larrauri has a B.S. in Marketing from the Universidad Iberoamericana, as well as post-graduate degrees in Brand Management, International Business, Bank Management and Strategic Planning.

Erwin Mendez has served as Vice President of Finance and Administration since July 2004 and was the Company’s Controller since November 2002. Before joining Tricom, from May 2001 to November 2002, he was Vice President of Finance for Centennial Dominicana, then a subsidiary of Centennial Communications Corp.  Prior to May 2001, Mr. Mendez worked for 14 years for Colgate-Palmolive Company where he served from 1987 to April 2001 in key accounting and financial control positions in the Dominican Republic and the Caribbean, including assignments as Finance Director for Colgate-Palmolive operations in Barbados and Jamaica. Mr. Mendez is a graduate of Universidad APEC in Santo Domingo where he majored in accounting and finance and holds an MBA from Instituto Tecnológico de Santo Domingo, Dominican Republic.

Maripily Peralta has served as Vice President of Human Resources since December 2001. Before joining Tricom, from March 2001 to December 2001, she was Business Manager for Bancrédito. Mrs. Peralta previously held numerous managerial-level human resources positions at Tricom and GFN. Mrs. Peralta holds a B.S. in Business Administration from Universidad APEC as well as a post-graduate degree in Human Resources from Instituto Tecnológico de Santo Domingo. She is presently a member of the Asociación Dominicana de Recursos Humanos (“ADOARH”) and Federación Interamericana de Recursos Humanos. From 2003 to 2005, she was the treasurer of ADOARH.  Mrs. Peralta has also taught subjects in the field of Human Resources at Pontificia Universidad Católica Madre y Maestra.

Carlos Ramón Romero has served as Vice President of our Business Segment Division since January 2002.  He was Vice President of the Customer Relationship Management Division from July 2000 to December 2001 and First Vice President of the Consumer and Business Segments Division from July 1996 until July 2000.  Immediately prior to his arrival at Tricom, Mr. Romero served as chief executive of a brokerage company, which he started in February 1994.  Mr. Romero served as Vice President of the Technical Area of Compañía Nacional de Seguros, a subsidiary of GFN, from 1980 until February 1994.  Mr. Romero earned a B.A. in International Services from the Universidad Nacional Pedro Henríquez Ureña where he has since held various academic posts.

Luis Ruiz has served as Vice President of our Cable TV Division since May 2004. Previously, he served as 2nd VP Cable and Special Services from September 2001 to April 2004. Before joining Tricom, Mr. Ruiz was Vice President of Telecable Nacional C. por A., were he worked from 1982, with the founding group of cable television business in the country, in partnership with TCI (Comcast). Before that, Mr. Ruiz worked for Codetel, then a GTE subsidiary, where he held various positions in the engineering and services area. Mr. Ruiz has an Industrial Engineering degree from World University and a Communications Studies degree from George Washington University. Active in cable and telecommunications business, Mr. Ruiz is Vice President of TEPAL, an organization uniting cable television companies in Latin America.

Bela Szabo has served as Vice President of our International Division since July 2002. He was Director of the International Division from April 2001 to July 2002.  Before joining Tricom, Mr. Szabo worked at Texaco from September 1994 to April 2001 holding numerous positions in marketing, engineering and as manager of Texaco’s Express Lube division. From 1989 to 1994, Mr. Szabo worked for La Universal de Seguros, one of the largest insurance companies in the Dominican Republic, managing insurance policies to engineering companies.  Mr. Szabo holds a post-graduate degree in Corporate Finance from Barna Escuela de Alta Dirección and is currently finishing an MBA with the same institution. Mr. Szabo also holds an engineering degree from the Universidad Nacional Pedro Henríquez Ureña.

Valeriano Valerio has served as our First Vice President of Network Planning and Operations since June 2000. See additional information in the Board of Directors section above.

Miriam Vargas has served as Vice President of our Services Division since January 2002. She was Vice President of Finance from January 1997 to December 2001. From 1985 to 1996, Mrs. Vargas was Vice President of Internal Auditing for a number of GFN´s subsidiaries including Bancrédito and Compañía Nacional de Seguros. Mrs. Vargas is a graduate of Universidad APEC in Santo Domingo where she majored in accounting, finance and auditing and holds an MBA from the Universidad Cató1ica Madre y Maestra. Mrs. Vargas is currently finishing an MBA from Barna Escuela de Alta Dirección.

Executive Compensation

The aggregate amount of compensation we paid during the fiscal years ended December 31, 2003 and 2004, to our executive officers, as a group (ten persons), was $1.4 million and $2.0 million, respectively. In addition, we made severance payments to our executive officers in aggregate amounts of $0.4 million and $0.6 million during the fiscal years ended December 31, 2003 and 2004, respectively.

Employees

	At December 31,
	2002	2003	2004
Executives	195	195	195
Others	1,324	1,440	1,420
Total	1,519	1,635	1,615

At December 31, 2004, we had 1,615 employees.  Of this number, 195 were executives, directors and managers, and the remaining 1,420 were technicians, sales, service and staff employees.  None of our employees belong to labor unions.  We believe that we have good relations with our employees.

Share Ownership

We refer to Item 7 for information with respect to Manuel Arturo Pellerano Peña, who, to our knowledge, is the only director with 1% or greater percentage of ownership in Tricom.

In connection with our initial public offering, our Board of Directors adopted, and GFN and Motorola approved, our 1998 Long-Term Incentive Plan pursuant to which 750,000 shares of Class A Common Stock were reserved for issuance to officers and employees.  At December 31, 2003 and 2004, there were outstanding options to purchase 337,591 and 249,130 shares, respectively, of Class A Common Stock that had been granted to current and former directors, officers and employees (including certain of the executive officers listed above) at exercise prices ranging from $3.00 per share to $16.00 per share.  The options granted expire on the tenth anniversary of the date of grant.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth certain information known to us with respect to beneficial ownership of our Class A Common Stock at December 31, 2004 (unless otherwise indicated) by each person who, to our knowledge, beneficially owns 5% or more of our Class A Common Stock and all officers and directors as a group.  Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them.

Each share of Class B Stock is freely convertible at any time into one share of Class A Common Stock, subject to adjustment, and may not be transferred except to GFN, Motorola or their permitted transferees, as defined.  Each share of Class B Stock has ten votes and each share of Class A Common Stock has one vote.  GFN and Motorola own 100% of the outstanding shares of Class B Stock.  Currently, GFN and its affiliates have approximately 55.9% of the voting power (including shares of Class A Common Stock and Class B Stock owned by it and its affiliates) and Motorola approximately 32.3%.  If our financial restructuring is consummated as currently contemplated, the interests of the existing holders of our equity will be effectively eliminated, and, as a result, the voting power of GFN and its affiliates and Motorola will substantially reduced.

Shareholder	Class A Common Stock Beneficially Owned (1)	Percentage of Class A Common Stock Beneficially Owned (1)	Percentage of Class B Stock Beneficially Owned	Percentage of Voting Power (assuming that all of the Class B Stock is Converted into Class A Common Stock) (1)

Oleander Holdings, Inc. (2)	25,565,357	44.9	60.0	39.6
GFN Corporation Ltd (2).	28,444,145	50.0	60.0	44.0
Manuel Arturo Pellerano Peña (2)	28,940,594	50.8	60.0	44.8
Motorola, Inc.	7,657,818	14.4	40.0	11.9
Orient Star Holdings LLC (3)	2,445,606	5.4	—	3.8
Marino A. Ginebra Hurtado (4)	3,306,037	7.3	—	5.1
Global Capital Finance Ltd.	3,030,303	6.7	—	4.7
Verkid Finance, S.A.	3,030,303	6.7	—	4.7
Directors and executive officers as a group (20 persons) (5)	29,086,601	51.0	60.0	45.0

(1)

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. Information relating to the percentage beneficially owned is calculated in accordance with SEC Rule 13d-3 and includes for each of GFN Corporation Ltd., Manuel Arturo Pellerano Peña, Oleander Holdings Inc. and Motorola the shares of Class A Common Stock issuable upon conversion of the Class B Stock beneficially owned by it only. For example, for purposes of calculating the percentage of Class A Common Stock beneficially owned by GFN Corporation Ltd in accordance with SEC Rule 13d-3, the number of outstanding shares of Class A Common Stock does not include shares that would be issuable upon conversion of Class B Stock owned by Motorola. As a result, the percentage of Class A Common Stock beneficially owned by any holder of Class B Stock is greater than the percentage of Class A Common Stock owned by that holder, assuming conversion of all Class B Stock, shown in the column, “Percentage of Voting Power.”

(2)

Oleander Holdings, Inc., a Panamanian corporation, is a wholly owned subsidiary of GFN Corporation Ltd. Manuel Arturo Pellerano Peña and members of his family control both GFN Corporation Ltd. and Oleander Holdings, Inc.

(3)	Inmobiliaria Carso, S.A. de C.V., as the sole member of Orient Star Holdings LLC, is deemed to beneficially own indirectly the

ADSs owned directly by Orient Star Holdings LLC.  Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim and Johanna Monique Slim Domit own all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V., and are deemed to beneficially own indirectly the ADSs deemed beneficially owned by Inmobiliaria Carso, S.A. de C.V. and directly owned by Orient Star Holdings LLC.  This information is based on a Schedule 13-G filed with the SEC on February 14, 2005.

(4)	Includes 606,061 shares of Class A Common Stock owned by Mr. Ginebra directly and 2,699,976 shares of Class A Common Stock owned by Walbeck Overseas Ltd., an entity controlled by Mr. Ginebra.

(5)

Includes 11,486,720 shares of Class B Stock and 17,453,874 shares of Class A Common Stock that may be deemed to be beneficially owned by Mr. Pellerano in his capacity as a controlling person of GFN.  Also includes 48,884 shares of Class A Common Stock that are issuable upon exercise of currently exercisable options beneficially owned by officers.

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

•              If either GFN or Motorola owns shares of Class B Stock:

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

•              The incurrence of indebtedness, if after giving effect to such incurrence, including the proposed application of the proceeds of such indebtedness to pay existing indebtedness, the ratio of indebtedness to shareholders’ equity would be greater than three to one;

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

Under the shareholders agreement, if we propose to register any of our securities under the Securities Act of 1933 (other than a registration in connection with a reorganization on Form F-4 or in connection with any employee stock option, stock purchase or savings plan on Form S-8 or similar registration forms), whether or not for our own account, GFN and Motorola are entitled to include shares of Class A Common Stock owned by them in any such registration, subject to the right of the managing underwriter of any such offering to exclude, due to market conditions, some or all of such securities.  In addition, GFN and Motorola each has the right to require us to prepare and file on three occasions a registration statement covering registerable securities with a market value of at least $5.0 million, subject to customary blackout periods.  We are generally required to bear the expenses (except underwriting discounts and commissions and fees and expenses of any special counsel) of all such registrations, whether or not initiated by GFN or Motorola.

Certain Transactions with Related Parties

Summary Description of Relationships.

We are, either directly or indirectly, related to various entities through common ownership, contractual rights and/or family ownership, as more fully set forth below.

Mr. Pellerano, together with members of his family, either directly or through wholly-owned subsidiaries were, at December 31, 2002, 2003 and 2004, and continue to be, the beneficial owners of 17,453,874 shares of our Class A Common Stock and 11,486,720 shares of our Class B Stock.  This represents 50.8% of the issued and outstanding shares of our Class A Common Stock (calculated in accordance with SEC Rule 13d-3) and 60% of the issued and outstanding shares of our Class B Stock. From August 1994 through October 2003, Mr. Pellerano was the Chairman of our Board of Directors, President and Chief Executive Officer. He resigned from our Board of Directors in October 2003 and was reappointed in May 2004. He retains, together with members of his family, the right to appoint a majority of the members of our Board of Directors and, indirectly, the right to control selection of our management.

GFN International Investments Corp., a financial services holding company incorporated in the Cayman Islands, was wholly owned and controlled by Mr. Pellerano and members of his family. GFN International Investments Corp. was, until 2003, the parent company of the following entities, among others, which were engaged in the businesses of banking, insurance, credit card issuance, securities broker-dealer and other businesses:

•                  Banco Nacional de Crédito S.A., a Dominican Republic Bank (“Bancrédito Dominican Republic”);

•                  Bancrédito (Panama), S.A., a Panamanian Bank (“Bancrédito Panama”);

•                  Bancredit Cayman, Ltd., a Cayman Islands Bank (“Bancredit Cayman”);

•                  Acciones y Valores, S.A., a Dominican Republic broker-dealer (“ACYVAL”);

•                  Compañía Nacional de Seguros, a Dominican Republic insurance company (“SEGNA”);

•                  Grupo Financiero Nacional, S.A., a Dominican Republic holding company (“GFN, S.A.”); and

•                  Compañía Nacional de Arrendamientos S.A., a Dominican Republic equipment leasing company (“Conaresa”).

Mr. Pellerano was, until 2003, President of Bancrédito Dominican Republic, at the time one of the largest commercial banks in the Dominican Republic, as well as Vice President of Bancrédito Panama and Vice President of the Board of Directors of Bancredit Cayman.

In June 2003, the operations of Bancrédito Dominican Republic and certain of its subsidiaries and related entities in the financial sector were sold to a group of entities in the Dominican Republic controlled by the Leon family in a transaction also involving the Central Bank of the Dominican Republic. It is our understanding that at that time Bancrédito Dominican Republic, ACYVAL, Conaresa, and GFN, S.A. ceased to be controlled by Mr. Pellerano or his family, and therefore ceased to be related to us.

In November 2003, the business of SEGNA was taken over by the Superintendence of Insurance of the Dominican Republic. It is our understanding that at that time SEGNA ceased to be controlled by Mr. Pellerano or his family, and therefore ceased to be related to us.

During September 2003, Bancrédito Panama and Bancredit Cayman were intervened by regulators in their respective countries and thereafter were put into a process of liquidation as a result of their non-compliance with financial obligations to their customers. It is our understanding that at that time these entities ceased to be controlled by Mr. Pellerano or his family, and therefore ceased to be related to us.

Each of our directors named by GFN Corporation, Ltd., and certain of our executive officers, currently hold, or in the past have held, positions with entities, other than Tricom and its subsidiaries, controlled by Mr. Pellerano and members of his family. See Item 6, Directors, Senior Management and Employees.

In addition to being our independent auditor for the year ended December 31, 2002 and prior years, KPMG and certain of its other member firms performed audit functions with respect to Bancrédito Dominican Republic and certain other related parties.

The following additional entities, among others, continue to be controlled by Mr. Pellerano and members of his family, and are therefore related parties:

•                  Omnimedia, S.A. (“Omnimedia”), a Dominican media holding company;

•                  Omni TV, S.A. (“Omni TV”), a Dominincan subsidiary of Omnimedia that provides television programming;

•                  Editorial AA, S.A., a Dominican publishing company (which was merged into Omnimedia in 2006);

•                  Zona Franca San Isidro, S.A., a free trade zone located in the Dominican Republic;

•                  Ellis Portafolio, S.A., Balking Trading, Inc., Eastern Power Corp. and Porter Capital, Ltd.,  which hold certain claims against us; and

•                  Compañía Nacional de Seguridad, S.A., a provider of security services.

Motorola is the beneficial owner of 7,657,818 shares of our Class B Stock and has certain rights under our Shareholders Agreement, including the right to designate a minority of the members of our Board of Directors.

From time to time we have entered into numerous transactions with these related parties. The following discussion describes:

•                  A series of transactions relating to a placement of our Class A Common Stock in December 2002; and

•                  Various other transactions with related parties that took place during the years ended December 31, 2002, 2003 and 2004.

2002 Private Placement.

Introduction and Background.

This Annual Report on Form 20-F for the fiscal year ended December 31, 2004 includes restated financial statements for the year ended December 31, 2002, reflecting adjustments to the financial information and footnotes previously reported on our Annual Report on Form 20-F for the fiscal year ended December 31, 2002. The adjustments relate primarily to the purchase (the “Placement”) in December 2002 of shares of our Class A Common Stock by a group of investors for an aggregate purchase price of approximately $70 million.

The need for restatement and amendment of our 2002 financial statements initially arose when our former independent auditor, KPMG, advised our Board of Directors on October 28, 2004 that it was withholding its consent to filing our Annual Report on Form 20-F for the fiscal year ended December 31, 2003. KPMG sought further clarification of the Placement, in which funds were loaned to the investors in the Placement by a bank that was at the time affiliated with GFN Corporation, Ltd., our largest shareholder. In a letter dated November 1, 2004, KPMG requested that our Board of Directors initiate an independent investigation of the Placement to determine whether any illegal acts occurred in any of the jurisdictions involved, the Dominican Republic, Panama, the Cayman Islands and the United States, and whether the Placement qualified to be recorded as equity on our consolidated balance sheet as of December 31, 2002. Subsequently our Board of Directors appointed a Special Committee, composed of Thomas Canfield, James Deane and Gerald Gitner to determine (i) whether we had any undisclosed actual or contingent liabilities as a result of the Placement, (ii) other facts reasonably necessary to allow us and our advisers to determine the appropriate accounting treatment to be given to the Placement, and (iii) such other matters as might be reasonably proposed by KPMG. The Special Committee retained Hunton & Williams LLP as legal counsel, who in turn retained BDO Seidman LLP to assist them in analyzing certain accounting matters. In a letter dated February 9, 2005 addressed to the Special Committee, KPMG requested that the scope of the Special Committee’s investigation be expanded to include any other related party transactions that may be directly or indirectly associated with the Placement.

Special Committee Report.

In September 2005, the Special Committee made available to our Board of Directors and senior management its initial report (the “Special Committee Report”) summarizing the Special Committee’s findings through that time. As noted in a Form 6-K report that we filed on December 9, 2005, the Special Committee did not have any subpoena powers and was not able to obtain all of the information and documents it sought. Subject to these and other limitations, the Special Committee Report contained, among others, observations to the following effect:

•                  It is possible that we may have certain undisclosed actual or contingent liabilities arising out of the Placement under the laws of the jurisdictions in which we operated at the time of the Placement (primarily the Dominican Republic, Panama and the United States);

•                  The disclosure as to the Placement and related transactions contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 may have been deficient and/or not consistent with information presented to the Special Committee. The Special Committee recommended that we consider amending certain portions of Items 7 and 8 of that 20-F Annual Report;

•                  Varying conclusions can be reached as to whether we properly accounted for the Placement based on different hypothetical fact scenarios. Under certain hypothetical fact scenarios, the accounting treatment of the Placement as equity would remain unchanged. Under certain alternative hypothetical fact scenarios, the proceeds of the Placement would not qualify to be recorded as equity on our consolidated balance sheet as at December 31, 2002, but rather should be classified outside of permanent equity as “mezzanine financing”.

In addition, the Special Committee offered certain corrective recommendations on corporate governance and related matters, as described in our Form 6-K report filed on December 9, 2005. This report addresses amendments to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and does not address those broader corrective recommendations or the fact that we have not, to date, addressed most of those recommendations.

In March 2005, while the Special Committee was conducting its investigation, our Board of Directors retained Sotomayor as auditors for the year ended December 31, 2004, replacing KPMG. In December 2005, we announced that Sotomayor had also been retained as auditors for the years ended December 31, 2002 and 2003. Since that time we have, together with our representatives, worked with Sotomayor to analyze the relevant findings of the Special Committee and to determine what amendments to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 would be appropriate. In addition, on several occasions during this process, our representatives and our auditors have consulted with the Special Committee’s advisors on matters relevant to the accounting treatment of, and disclosure as to the circumstances surrounding, the Placement.

In May 2007, our Board of Directors resolved to terminate the activities of the Special Committee. In July 2007, counsel to the Special Committee delivered to our Board of Directors the final report of the Special Committee.

Availability of Information.

The information concerning the Placement currently available to our management, our auditors and the Special Committee is limited. The Special Committee noted that the documentation relating to the Placement was deficient and recommended that we adopt improvements to our transaction approval, documentation and records retention policies. Furthermore, several of the transactions associated with the Placement did not involve us directly, but rather involved related parties, in particular Banco Nacional de Crédito, S.A. and various other banking entities that at the time were affiliated with GFN Corporation, Ltd. Following a banking crisis in the Dominican Republic in 2003, certain of those banking entities were intervened in various jurisdictions, and are no longer operated as related entities. As a result of these and other factors, our access to certain banking and other records underlying the Placement and related transactions is limited. In particular, Hemisphere Bank, the institution at which Bancredit Cayman’s “payable through” account was maintained and whose records most likely would show the flow of all or a portion of the proceeds relating to the Placement, has to date declined various requests from the Special Committee’s counsel and from our independent auditor to produce copies of the relevant account documentation. Furthermore, communication with the liquidators of, and other successors to, the banking entities that were intervened has been sporadic and, while those liquidators and successors may possess documents that would provide additional information relating to the transactions surrounding the Placement, we have not, to date, been able to obtain or verify the existence of such documents. On certain issues, the only information available to our management has been public pronouncements by those entities, which may be susceptible to differing interpretations. As a result of these and other difficulties in obtaining information relating to the Placement, our understanding of the circumstances surrounding the Placement is incomplete, and may change over time if additional information comes to light. Furthermore, the various parties involved in the Placement may have differing interpretations of the transactions associated with the Placement and the intent behind them. This report is based on our understanding as of the date hereof of the transactions associated with the Placement.

Description of Placement.

(a) Arrangement and Approval of Transaction.

In December 2002, ACYVAL, a broker-dealer subsidiary of Bancrédito Dominican Republic controlled by Mr. Pellerano, contacted prospective investors for the Placement, and appears to have ultimately found twelve investors willing to purchase blocks of our Class A Common Stock. On December 18, 2002, our Board of Directors authorized the issuance of 21,212,121 shares of Class A Common Stock at a price of $3.30 per share, representing an aggregate gross investment of $70 million. The issuance of the Class A Common Stock was consummated on December 31, 2002. Other than our stockholder register and copies of stock certificates, our management does not have in its possession documentation, such as subscription or similar agreements, establishing a legal relationship between us and the investors as to the purchase of shares in the Placement.

At a certain point in the process leading to consummation of the transaction, several members of our Board of Directors and senior management intended to participate as investors in the Placement. Our management believes, however, based in part on its review of instructions given to our transfer agent to produce stock certificates, that ultimately the only related parties to participate directly in the Placement were GFN, S.A. and Mr. Ginebra, as detailed below.

Name	Relationship to Tricom	Number of Class A Common Shares	Amount of Investment

GFN, S.A.	Wholly owned and controlled by Mr. Manuel Arturo Pellerano	2,878,788	$9,500,000

Marino A. Ginebra	Director	606,061	2,000,000

Investors believed by our management to be unaffiliated - See below	None to the knowledge of our management - See below	17,727,272	58,500,000

TOTAL		21,212,121	$70,000,000

While our management has a general understanding of the identity of the investors in the Placement, including the names of the nominal investors and in some cases the underlying beneficial ownership of those nominal investors, the information available to us regarding these matters is incomplete. For example, our management has received unconfirmed reports that one of our then directors, Edwin Corrie, together with members of his family, may have participated in the Placement through one of the investors of record.

As arranger of the Placement, ACYVAL received a cash finder’s fee of $1,400,000, which was deducted from the proceeds of the Placement.

(b) Financing.

Our management understands that, in order to effect the Placement, Bancrédito Panama, an entity that at the time was wholly owned and controlled by Mr. Pellerano, agreed to finance 100% of the purchase price of the shares sold in the Placement, representing total funding of $58,500,000 to the apparently unaffiliated investors and $11,500,000 to the affiliated investors. Although our management currently only has access to financing documents relating to a small number of the investors in the Placement, it believes, based in part on published resolutions of the liquidator of Bancrédito Panama, and in part on conversations reported to the Special Committee, that this financing was provided by Bancrédito Panama to all of the investors in the Placement on substantially similar terms. Those terms, while somewhat unclear, suggest that the funds were lent by Bancrédito Panama to the investors on a non-recourse basis and were collateralized only by the shares of Tricom’s Class A Common Stock purchased by the investors in the Placement. Many of the investors may have used special purpose entities to acquire and hold the shares purchased in the Placement and to act as obligor on the financing. Furthermore, certain of the investors appear to have entered into arrangements that purported to allow them to put the shares being financed to Bancrédito Panama upon the occurrence of certain events. As a result, the investors appear to have mitigated, in whole or at least in significant part, their economic risk in connection with the Placement. Bancrédito Panama, on the other hand, by providing loan financing backed only by our Class A Common Stock, assumed the economic risk associated with an investment in our Class A Common Stock because the repayment of the loans it made appears to have been directly tied to its ability to realize value from our Class A Common Stock in a foreclosure or similar proceeding.

(c) Funds Flow.

To consummate the transaction, it appears that the funds loaned to the investors in the Placement were credited or transferred by Bancrédito Panama to Bancredit Cayman on behalf of the investors, and then in turn transferred or credited to our sub-account with Bancredit Cayman maintained at Hemisphere Bank in Miami, Florida. The banking records in our possession supporting the flow of funds are, however, incomplete and, in certain respects, unclear. As previously mentioned, the records of Hemisphere Bank have not been made available either to us or the Special Committee. From the records that are available, it appears that a series of book entries were made on the records of Bancrédito Panama and Bancredit Cayman, and that money transfers may not have been made through the international payments systems. In addition, there may be discrepancies between the records of Bancrédito Panama and Bancredit Cayman and the interpretations put on those records by the respective liquidators of those entities. For example, a resolution of the liquidator of Bancrédito Panama suggests that, contrary to what appear to be the records of Bancredit Cayman, approximately $21 million of the funds loaned to the investors in the Placement were never turned over to Bancredit Cayman.

(d) Application of Proceeds.

The Special Committee Report states that Bancrédito Dominican Republic and Bancrédito Panama required, as a condition for the financings, that the proceeds be used entirely within the Bancrédito group of companies, in other words, to satisfy indebtedness and other amounts then owed by us to Bancrédito Dominican Republic and its affiliates. Records confirming repayment of indebtedness using the proceeds of the Placement are, however, incomplete; our management does not currently have in its possession external receipts, correspondence or other documentation evidencing the repayment of many of these obligations. Based on the limited records that are available to it, our management believes that the proceeds from the Placement were applied as follows:

Bancrédito Panama, for repayment of Tricom loans, credit lines, letters of credit and past due interest	$35,582,461

Bancredit Cayman, for repayment of Tricom and Telecable loans, overdrafts and past due interest	9,846,384

Bancrédito Dominican Republic, for repayment of Tricom and Telecable loans, credit lines, overdrafts and letters of credit	16,757,543

SEGNA, for repayment of Tricom loans and payment of premium on directors and officers insurance policy	4,464,035

Conaresa, for payment of past due amounts owed by Tricom	1,754,656

ACYVAL finder’s fee	1,400,000

Other issuance costs	194,921

TOTAL	$70,000,000

The Special Committee Report states that, from the perspective of Tricom, Bancrédito Dominican Republic and its financial institution affiliates, the intended effect of the Placement appears to have been to replace indebtedness owed by us and various of our subsidiaries to various Bancrédito entities with loan financing provided by Bancrédito Panama to the investors in the Placement, apparently on a non-recourse basis and backed solely by our shares issued in the Placement.

(e) Filings, etc.

Following consummation of the Placement, stock certificates were prepared and ultimately recorded by our transfer agent. In October 2003, at the request of the liquidator of Bancrédito Panama, the stock certificates were delivered to Bancrédito Panama as collateral for the loans made to the investors in the Placement.

On January 2, 2003, we filed a Form 6-K with the SEC announcing completion of the Placement. Besides stating that the investors in the Placement were led by Mr. Pellerano, the filing made no mention of the participation of related parties in the transaction. Similarly, in our Annual Report on Form 20-F for the year ended December 31, 2002 (both as originally filed on May 23, 2003 and as subsequently amended on April 29, 2004), while reference was made to the Placement and Mr. Pellerano’s role as a lead investor, there was no other mention of the participation of related parties.

Amendments to 2002 Annual Report on Form 20-F.

Based on the findings of the Special Committee and on other information available to us at the present time, we have concluded that our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 should be amended. Specifically, the following portions of the 2002 consolidated financial statements included in this Annual Report on Form 20-F as part of the financial statements for the fiscal year ended December 31, 2004 have been amended as outlined below:

•   Add Note 3 to the consolidated financial statements included herein, Restatement of 2002 Financial Statements, to describe the Placement;

•   Amend Note 7 to the consolidated financial statements included herein, Transactions with Related Parties, to describe the involvement of various related parties in the transactions constituting the Placement;

•   Amend Note 15 to the consolidated financial statements included herein, Stockholders’ Equity, to include a description of the Placement, and the Company’s determination as to the accounting treatment of the Placement; and

•   Amend Note 18 to the consolidated financial statements included herein, Commitments and Contingencies, to disclose the nature of certain loss contingencies arising out of the Placement.

We have also considered whether Item 7 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 should be amended. In addition to including the description of the Placement and the involvement of the various parties to the transactions constituting the Placement contained in this report, we believe that Item 7 to our Annual Report on Form 20-F for the fiscal year ended

December 31, 2002 should have addressed the following matters:

•                  Add Global Capital Finance Ltd. and Verkid Finance, S.A., two of the apparently unaffiliated investors in the Placement, as beneficial owners of 5% or more of the Class A Common Stock of Tricom;

•                  To the extent that, at the relevant times, they may be considered beneficial owners of the Class A Common Stock issued in the Placement, add Bancrédito Panama, Bancredit Cayman and any person controlling either one of them as beneficial owners of 5% or more of the Class A Common Stock of Tricom; and

•                  Make corresponding adjustments to Mr. Pellerano’s beneficial ownership of Tricom’s Class A Common Stock and that of the directors and executive officers of Tricom as a group.

Other Related Party Transactions.

We have entered into numerous other transactions with related parties (some of which are no longer related).

Investments and Deposits. We made investments and deposits with Bancrédito Dominican Republic and Bancrédito Panama, formerly affiliates of GFN and Tricom. At December 31, 2002, these consisted of:

•                  Cash deposited at Bancrédito Dominican Republic in the amount of $2,006,577;

•                  Investments in certificates of deposit issued by Bancrédito Dominican Republic in the amount of RD$84,389,130 (approximately $3,750,628), which during 2002 earned interest at rates ranging from 20% to 26% per annum; and

•                  Investments in certificates of deposit issued by Bancrédito Panama, in the amount of $14,400,710, which during 2002 earned interest at rates ranging from 9% to 10% per annum.

Interest earned on investments and deposits with related parties was $1,955,588 and $1,273,239 during the years ended December 31, 2002 and 2003, respectively. We did not earn any interest on investments and deposits with related parties during 2004.

In September 2003, the Banking Superintendent of Panama took control of Bancrédito Panama and informed us that in connection with the liquidation of the bank and payment of its creditors, it did not intend to pay to us the amount represented by our investment in certificates of deposit issued by Bancrédito Panama. At that time Bancrédito Panama ceased to be controlled by Mr. Pellerano or his family, and therefore ceased to be related to us. In December 2003, we wrote off approximately $4.5 million corresponding to the remaining amount of this investment, due to the bank’s liquidation. In December 2003, we also wrote off approximately $0.4 million corresponding to a certificate of deposit issued by SEGNA.

At December 31, 2003 and 2004, we had no investments or deposits with related parties.

Indebtedness. We incurred indebtedness from Bancrédito Dominican Republic, Bancrédito Panama, Bancredit Cayman, Conaresa, SEGNA, GFN Capital Corporation Ltd., Ellis Portafolio, S.A. and certain other current and former affiliates of GFN and Tricom, consisting of loans, overdrafts, letters of credit, commercial paper and capital leases. The aggregate principal amount of our indebtedness from current and former related parties was $91.2 million, $106.3 million and $97.4 million at December 31, 2002, 2003 and 2004, respectively, as follows:

•                  Unsecured loans, overdrafts and letters of credit owed to various current and former affiliates of GFN and Tricom in the principal amounts of $34,436,723, $32,827,852 and $33,770,272 at December 31, 2002, 2003 and 2004, respectively, bearing interest at rates ranging from 9.5% to 14.5% per annum, with the preponderance of the obligations bearing interest at rates ranging from 11.5% to 12%. During 2003, certain of these lenders ceased to be related to us. Of the above principal amounts at December 31, 2003 and 2004, $8,008,888 and $8,005,000, respectively, was owed to parties no longer related to us;

•                  Commercial paper and promissory notes held by various affiliates of GFN in the principal amounts of $42,247,603,

$58,980,926 and $49,091,066, at December 31, 2002, 2003 and 2004, respectively, bearing interest at rates ranging from 8% to 25% per annum in 2002, from 8.5% to 29% per annum in 2003 and from 11% to 29% per annum in 2004. Related party commercial paper and promissory notes at December 31, 2002 were understated by $23,421,405 in our 2002 financial statements as originally filed;

•                  Obligations under various capital leases with Conaresa of $14,531,321 at December 31, 2002. During 2003, the operations of Conaresa were acquired by the Leon family as part of the sale of Bancrédito Dominican Republic. Our obligation to Conaresa under these capital leases remained unchanged at December 31, 2003 and 2004.

Interest incurred on indebtedness due to current and former related parties was $9,767,033, $15,713,131 and $10,083,449 during 2002, 2003 and 2004, respectively. Because our outstanding debt was in default at December 31, 2003 and 2004, all of the above obligations were payable on demand at those dates. Accrued interest payable on indebtedness due to current and former related parties was $479,477, $7,559,378 and $14,879,148 at December 31, 2002, 2003 and 2004, respectively.

Leasing and Real Estate Transactions. We leased premises and equipment from GFN and its affiliates. We paid Bancrédito Dominican Republic $116,885, $110,540, and $121,089 in 2002, 2003, and 2004, respectively, for the use of premises and equipment. Bancrédito Dominican Republic ceased to be a related party during 2003.

We leased office space to Bancrédito Dominican Republic, for which we had rent receivables of $143,190 and $55,423 at December 31, 2002 and 2003, respectively.

In April 2002, we sold improved land to SEGNA for $3,972,758 and in September 2002 we sold a commercial building to Bancrédito Dominican Republic for $1,050,445.

Provision of Telecommunications Services. We provided telecommunications services to GFN and its affiliated companies. These entities paid us $4,136,014, $3,147,585 and $14,939 for such services in 2002, 2003 and 2004, respectively.

Insurance. Prior to 2004, we provided life insurance to our employees and obtained property and casualty, business interruption, director and officer liability and other insurance coverage through SEGNA, at that time an affiliated insurance company. We paid insurance premiums to SEGNA totaling $4,803,472 and $5,890,664 in 2002 and 2003, respectively. During 2004, we did not obtain insurance services from SEGNA or any other affiliates, and do not expect that we will do so in the future.

At December 31, 2002 we had $700,000 of insurance claims related to lost equipment against SEGNA. This amount was written off during 2003.

Programming. We entered into a contract with Omni TV, an affiliated entity, to manage our relationship with international cable programmers. During 2003 and 2004 we paid Omni TV $4,975,023 and $5,359,768, respectively, for services provided under this contract.

Pension Management. AFP Siembra, S.A., a related party pension management company, provided administration services for our pension plan until August 2003. For the years ended December 31, 2002 and 2003, our expense for this plan was $662,505 and $403,345, respectively.

Other Services. Prior to 2004, GFN and other related parties provided us with a number of managerial services for which we were billed based upon the number of hours that a particular related company employee spent on providing such services, and other factors.

Related company employees provided us internal auditing, public relations, management information services, and legal and personnel management services. For 2002 and 2003, we paid GFN and other related parties $231,245 and $62,618, respectively, for professional services.

GFN and another related party, Compañía Nacional de Seguridad, S.A., provided us with security services for which we paid $190,047 and $162,498 during 2002 and 2003, respectively.

GFN and another related party, Editoria AA, provided us with advertising and promotional services for which we paid $573,700 and $107,391 during 2002 and 2003, respectively.

During 2004, we did not receive any managerial services from GFN or other related parties, and do not expect that we will do so in the future.

Equipment Purchased from Motorola. We have purchased telecommunications equipment from Motorola, particularly for the development of our mobile cellular system and our wireless local loop in the Dominican Republic. Aggregate consideration paid to Motorola was $2,095,593, $1,296,840 and $1,535,297 during 2002, 2003 and 2004, respectively.

Other Transactions

We have purchased mortgage participation contracts from savings and loan associations in the Dominican Republic that are maintained as compensating balances for mortgage loans made by these associations to several of our officers. At December 31, 2002, 2003 and 2004, these mortgage participation contracts totaled $463,542, $630,165 and $986,075, respectively.

ITEM 8.              FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements”.

Other Financial Information

Legal Proceedings.

Payment Opposition by Creditors of GFN.

In April 2004, we received a payment opposition (the “Payment Opposition”) from certain alleged creditors (the “GFN Creditors”) of various identified affiliates of GFN, our controlling shareholder (the “Identified GFN Entities”). The Payment Opposition required that we not in any way pay, transfer or otherwise enter into any transaction that may reduce, the amount owing by us to any of the Identified GFN Entities. The amount alleged to be owed to the GFN Creditors by the Identified GFN Entities totaled $32 million. The amount subject to the Payment Opposition was $64 million, as permitted by Dominican law. The Payment Opposition was lifted, without our involvement, in May 2005.

Certain of the Identified GFN Entities (the “Transferring GFN Entities”) caused certain promissory notes, commercial paper and other obligations issued by us in the aggregate principal amount of approximately $52,600,000 and RD$73,000,000 to be either canceled and reissued, or assigned, to certain other affiliates of GFN (collectively, the “New Holders”) (the “Transfer”). None of the New Holders was an Identified GFN Entity. While the Payment Opposition was still in effect, we were advised by counsel that the Transfer may have been a violation of the Payment Opposition. Because the Payment Opposition has been lifted and is no longer in effect, we believe that the possibility that we would be exposed to liability for any such violation is remote.

Grupo Económico Suit.

In April 2004, a suit was brought by certain holders of certificates of deposit and other instruments issued by certain affiliates of Bancrédito Dominican Republic, a banking institution formerly controlled by GFN, seeking to have us and several co-defendants (including, among others, the Central Bank of the Dominican Republic, the Leon Bank and GFN) held jointly and severally liable for amounts owed by such affiliates to the plaintiffs. Although the Court of First Instance of Santo Domingo found in favor of the plaintiffs against certain of the defendants, neither we nor any of our subsidiaries were included among the defendants against whom judgment was entered. The court upheld the terms of the tripartite contract under which the Leon family acquired Bancrédito Dominican Republic, and rendered judgment against the parties to the tripartite contract in the amount of $156,000,000, which was subsequently reduced (upon a motion filed by the same plaintiffs) by the same judge to approximately $13,000,000. In an appeal filed by certain of the parties found liable by the Court of First Instance, the original plaintiffs sought to join us and the other original co-defendants to the appeal proceedings. In June 2007, the Appellate Court declined to join us or any of our subsidiaries to the appeal proceedings and further reduced the trial court’s award against the remaining defendants. While the Appellate Court’s decision has been further appealed to the Supreme Court of the Dominican Republic, we believe it is unlikely that we will be found liable in these proceedings.

Bancrédito Criminal Litigation.

In September 2005, a Dominican investigative judge added us and two of our subsidiaries as co-defendants to criminal proceedings brought by certain creditors of Bancrédito and other financial institutions formerly controlled by GFN, our principal shareholder. Several current and former related parties, as well as certain of our directors and officers, were also defendants in the proceedings. The allegations against us and the other co-defendants included fraud, embezzlement, violations of monetary laws and money laundering. We were added to these proceedings without prior notice or participation in the existing proceedings.

In October 2005, an Appellate Court denied our appeal of the investigative judge’s action and in December 2005 the Supreme Court of the Dominican Republic denied our petition to reconsider the lower court’s decision. Following the Supreme Court’s decision, we, together with the other co-defendants, entered into settlements with the private parties that originally brought the criminal actions.

In March 2006, the Criminal Court to which the matter was remanded following the Supreme Court’s decision decided that the criminal actions, which had previously been consolidated into one action, be deconsolidated into six different matters, corresponding to the six criminal complaints originally filed. We were a party to only one of such matters. Subsequently, the Criminal Court dismissed the public actions in four out of the six criminal complaints, including the only one to which we and our subsidiaries were parties. No objection to, or appeal against, this decision was filed; accordingly, all civil and criminal liability to which we might have been subject as a result of these allegations was extinguished. In its rulings, the Criminal Court also dismissed criminal complaints pending against Mr. Héctor Castro Noboa, our Chief Executive Officer, and Ms. Rosangela Pellerano, one of our directors.

The Criminal Court did not, however, dismiss all of the complaints against Mr. Manuel Arturo Pellerano, one of our directors and the beneficial holder of a majority of the voting power of our shares. In August 2006, as part of a series of related proceedings, Mr. Pellerano was convicted by the Criminal Court of several violations of the Dominican Criminal Code and Monetary and Financial Law. The court sentenced each of Mr. Pellerano and a co-defendant to three years imprisonment and ordered each of them to pay a fine of RD$1 million (approximately $31,000). The charges on which Mr. Pellerano was convicted, which we understand stem from Mr. Pellerano’s activities at related financial services entities and not at Tricom itself, include forgery, alteration, manipulation and concealment of banking books and records and financial statements. Mr. Pellerano’s appeal of the decision of the Criminal Court remains pending at the date of this filing.

Potential Claims Arising from Share Placement and Bancredit Cayman Chapter 15 Proceeding.

Note 18 to our consolidated financial statements addresses the possibility of claims arising out of the Placement described in Item 7, Major Shareholders and Related Party Transactions – 2002 Private Placement. As of the filing date of this report, no claims arising out of the events relating to the Placement have been asserted in any jurisdiction in any litigation or similar proceedings brought against us or our subsidiaries. Nevertheless, we have received indications that one or more of the liquidators of the Bancrédito entities in Panama and the Cayman Islands believe that they have claims in connection with the Placement. However, we are unable at the present time to determine either the probability of such claims being asserted against us or the validity or amount of such claims if they are asserted. The Joint Liquidators of Bancredit Cayman have, in connection with a Chapter 15 Petition filed in the Bankruptcy Court for the Southern District of New York, served subpoenas on us and certain of our subsidiaries seeking documents relating to the Placement. In addition, we believe that it is possible that other parties may assert claims arising out of the Placement. Claims brought on behalf of the Bancrédito entities and others could, in the aggregate, equal or substantially exceed the $70 million amount of the Placement, in particular if the claimants seek rescission of the Placement or certain related transactions. At this time we are not able to determine with any certainty who might assert claims, the precise nature of any claims that may be asserted, the jurisdiction in which such claims may be brought, the theories on which such claims may be based, the validity of any such claims, whether viable defenses would be available to such claims and whether any judgment or award arising out of such claims would be enforceable against our or our subsidiaries’ assets. Accordingly, while it is possible that we will in the future need to establish loss contingencies relating to the Placement for purposes of our financial statements, we do not believe that this is necessary at the present time. If such claims were brought and determined in a manner adverse to us, our liquidity and financial resources would be adversely affected.

Potential Claims Arising from Conaresa Leases.

Between 1999 and 2001, we entered into a series of capital leases with Conaresa, at that time a related party. The entity was sold to Banco Leon during 2003 in a transaction also involving the Central Bank of the Dominican Republic. These lease agreements provide for the lease to us of telecommunications equipment, automobiles, and other fixed assets.

The installments payable under the above-mentioned lease agreements include lease rental payments and other expenses such as taxes and fees. The lease agreements also provide for the payment of penalty (moratorium) interest on overdue balances, to be calculated at a rate established by Conaresa. No fixed or determinable rate is specified; rather, the lease agreements state that the amount and conditions of penalty interest can be unilaterally set by Conaresa.

In June 2005, we received a payment opposition from GFN, freezing in our hands any payments or other amounts owed by us to Conaresa, up to an amount of $38.7 million (RD$1.349 billion) (double the amount of GFN’s claim against Conaresa, as is customary in the case of payment oppositions under Dominican law). When an entity receives a payment opposition addressed to one of its creditors, the entity in question must refrain from making any payments in violation of the payment opposition (as otherwise it may become liable for damages to the party who served the opposition) until it is lifted by means of a court order or as a result of a settlement between the conflicting parties. In May 2007, we received two further notices under which (i) Artag Meridian Ltd., an entity related to GFN, advised that it had acquired GFN’s aforesaid claims; and (ii) the above-mentioned payment opposition against Conaresa was reiterated, this time by Artag Meridian, as GFN’s assignee. Following a series of court rulings, appeals and issuances of new payment oppositions, the matter is now pending before an Appellate Court.

For the foregoing reasons, at this time we are prevented from making any payments to Conaresa. Furthermore, we have not established any accrual for penalty interest that might arise out of these lease agreements because we believe that any penalty interest claim based on the lease provision described above would be without merit. Nevertheless, there can be no assurance that any legal proceedings on this issue would be resolved in our favor. Accordingly, while it is possible that we may in the future need to establish a loss contingency relating to penalty interest arising out of these lease agreements, we do not believe that this is necessary at the present time.

Claim for Cost of Interconnection Circuits.

During the period commencing with the enactment of the General Telecommunications Law of 1998 and ending with Indotel’s issuance of interconnection regulations in 2002, we purchased from Codetel, at our sole expense, several hundred T-1, or Trunk Level 1, switches. These are digital transmission links that are necessary for interconnection between our network and Codetel’s network. In December 2002, as part of the process for the adjustment of interconnection agreements before Indotel, we claimed that Codetel should reimburse us for 50% of the cost of the T-1 switches we had purchased. The approximate amount of our claim is $6.8 million. Indotel rejected our claim, and an appeal before the Superior Administration Court is pending.

False Imprisonment Claim.

In August 1999, a Dominican company and two individual plaintiffs brought a claim against us in the Dominican courts for alleged losses and damages of up to approximately RD$200,000,000 (approximately $4,800,000) resulting from the imprisonment by Dominican authorities of the two individuals for 15 days. The plaintiffs have alleged that their imprisonment was the result of an investigation by the local district attorney and police that we instigated following an irregular increase in telephone traffic at certain telephone numbers. The court rejected the action for lack of evidence. The plaintiffs appealed, but the Court of Appeals also rejected their claims, and they subsequently filed a motion for cassation with the Supreme Court of Justice, which is pending. We do not believe that this matter will have a material adverse effect on our operations or financial position.

Uninsured Motor Vehicle Cases.

Until 2003, our principal property and casualty insurance carrier was Compañía Nacional de Seguros (“SEGNA”), at that time a related party. In 2003, SEGNA’s business was taken over by the Superintendence of Insurance, following which SEGNA stopped paying on certain pending motor vehicle accident coverage claims involving our vehicles. Although we moved our property and casualty coverage to a third party insurance carrier, it was necessary for us to assume direct liability for the pending claims. We intend to submit a claim in SEGNA’s liquidation at the appropriate time. We believe that the amount of potential liability likely to arise out of these claims will not exceed $1,000,000, and do not believe that these matters will have a material adverse effect on our operations or financial position.

Ordinary Course Tort and Contract Claims.

We are involved from time to time in various other lawsuits and legal proceedings arising in the ordinary course of our business. These claims generally relate to tort and contract actions for damages. We believe that the final resolution of these matters will not have a material adverse effect on our operations or financial position.

Dominican Tax Matters.

In June 2002, we received notice from the Dominican tax authority claiming that we owed additional amounts in respect of taxes in lieu of income taxes for the period from January 1, 1999 through June 30, 2001 (the last day through which the tax authority has audited our tax payments) and for withholding tax on our wholly-owned subsidiary, Tricom Latinoamérica, and on certain other payments.

The tax authority claimed that we had miscalculated the amount of taxes in lieu of income taxes, and sought approximately RD$98.8 million (approximately $5.3 million), plus interest and penalties. This claim was settled with the tax authority during 2003 for approximately $72,000.

The tax authority also claimed that we were required to withhold and pay 25% of the amount of our investment in Tricom Latinoamérica, S.A. The 25% withholding tax generally applies for payments made for services rendered by non-Dominican vendors and for certain dividends. The tax authority sought RD$168.1 million (approximately $9 million at 2002 exchange rates), plus penalties and interest. We contested the claim, indicating that there is no requirement to withhold tax on an investment in a wholly owned subsidiary. Our motion before the tax authority failed and an appeal to the Ministry of Finance was rejected. Following a subsequent appeal the Tax Court, in February 2007, ruled in our favor and rejected the tax authority’s claim. The tax authority decided not to file a motion for cassation before the Supreme Court of the Dominican Republic.

In January 2006, we were notified by the tax authority that we should correct our income tax return for the fiscal year ended December 31, 2004. According to the tax authority, the return sought to use prior period losses to reduce taxable income for the current year in amounts in excess of those the tax authority considered were permissible under its interpretation of the applicable tax law. In January 2006, we presented a petition to the tax authority requesting the elimination of this notification. In January 2007, we made a written request to the tax authority seeking its authorization for us to use up to RD$9,480,000,000 (approximately $257,216,000) of accumulated losses to offset potential income arising from the cancellation of our debt within the context of our restructuring. In March 2007, the tax authority notified us that this authorization had been granted, premised on the following conditions: (a) the ruling only applies for fiscal year 2007; (b) we must withdraw our claim against the tax authority’s resolution for losses not recognized in an amount of RD$2,464,677,712 (approximately $66,612,911) and (c) we must also forfeit our right to use any losses after December 31, 2007 in excess of RD$9,480,000,000 (approximately $257,216,000).

Aircraft Lease Termination.

In July 2005, we reached a settlement with General Electric Credit Corporation of Tennessee and General Electric Capital Corporation of Puerto Rico with respect to claims arising from our alleged breach of an aircraft lease agreement due to early termination in December 2003. As part of the settlement, we signed a 7-year $6 million 9% per annum promissory note payable in monthly installments, with the first year comprised of interest-only payments and the principal balance amortized over the remaining 6 years.

Bell South Proceedings in Panama.

In February 2004, we signed a settlement with BellSouth in which BellSouth agreed to withdraw certain proceedings against Tricom Panama, S.A. pending before the Eleventh Court of the First Judicial Circuit of Panama, Civil Branch. Tricom Panama, S.A. also agreed to withdraw its suit for reconnecting to BellSouth’s network as part of the same proceedings.

World Access Inc. Bankruptcy.

In April 2003, Tricom USA was served with a summons and complaint in an adversary proceeding arising out of the World Access, Inc. et al. bankruptcy case in the United States Bankruptcy Court for the Northern District of Illinois. The complaint alleged that transfers in the aggregate amount of approximately $488,000 were made to Tricom USA by one of the debtors, Facilicom International LLC, within the 90 days prior to the filing of the bankruptcy petition, and that the transfers were avoidable as preferential payments pursuant to the United States Bankruptcy Code. An agreement in principle to settle the matter was reached in March 2007 under which we will undertake to pay $87,500 to Facilicom International LLC. Final documentation of this settlement is pending.

Other.

There are no other legal proceedings to which we are a party, other than routine litigation incidental to our business that is not otherwise material to our business or financial condition.

ITEM 9.              THE OFFER AND LISTING

American Depositary Shares

Since March 29, 2007, the date on which our ADS facility was terminated, our ADSs have not traded on any exchange or other trading market.

Prior to May 11, 2004, our ADSs were traded on NYSE under the symbol “TDR”. On that date, following the announcement of our financial restructuring update on May 6, 2004, the NYSE suspended trading and subsequently delisted our ADSs. Trading of our ADSs resumed on May 19, 2004 on the OTCBB under the symbol “TRICY”. On July 25, 2004, the OTCBB suspended trading of our ADSs due to the delay in filing our Form 20-F for the year ended December 31, 2003. Trading of our ADSs then resumed on the “Pink Sheets” service on August 19, 2004 under the symbol “TRICY.PK”. In December 2006, the Bank of New York as depositary for our ADS facility notified us and holders of our ADSs that they were terminating the ADS facility which became effective on March 29, 2007. At December 31, 2004, there were 32 record holders in the United States of the ADSs.

Shares of our Class A Common Stock are not traded on any other exchange or automated quotation system.

The following table provides the high and low closing prices for the ADSs reported by the respective markets on which they were traded for (1) our five most recent full fiscal years ended 2000, 2001, 2002, 2003, and 2004, (2) each quarter of 2003 and 2004, our two most recent full fiscal years, and (3) each of the last six months ending with December 2004:

	Tricom ADS Prices
	High	Low

Year Ended:

December 31, 2000	28.50	6.55
December 31, 2001	12.46	3.15
December 31, 2002	4.00	3.00
December 31, 2003	3.05	0.82
December 31, 2004	1.95	0.07

Quarter Ended:

March 2003	3.05	2.76
June 2003	2.98	1.86
September 2003	2.25	1.03
December 2003	1.88	0.82
March 2004	1.95	1.05
June 2004	1.28	0.10
September 2004	0.80	0.20
December 2004	0.51	0.07

Month Ended:

July 2004	0.49	0.25
August 2004	0.80	0.20
September 2004	0.25	0.25
October 2004	0.51	0.25
November 2004	0.30	0.10
December 2004	0.15	0.07

ITEM 10.               ADDITIONAL INFORMATION

Share Capital

At December 31, 2004 and the date hereof, we had 55,000,000 shares of our Class A Common Stock, par value RD$10 per share, authorized. As of December 31, 2004, 45,458,041 shares of Class A Common Stock were issued and outstanding. As of December 31, 2004 and the date hereof, we also had 25,000,000 shares of our Class B Stock, par value RD$10 per share, authorized, 19,144,544 shares of which were issued and outstanding. We have issued 21,212,121 shares of our Class A Common Stock since December 31, 2001 and we have not issued any shares of our Class B Stock since May 1998.

On December 31, 2002, we issued 21,212,121 shares of Class A Common Stock to a group of investors for an aggregate purchase price of $70,000,000. See Item 7, Major Shareholders and Related Party Transactions—2002 Private Placement.

At December 31, 2004, neither we nor any of our subsidiaries owned any shares of our Class A Common Stock or Class B Stock.

At December 31, 2004, there were outstanding options to purchase 249,130 shares of our Class A Common Stock for an average exercise price of $6.79 per share. These options are held by certain of our officers and employees.

Memorandum and Articles of Association

Board of Directors.

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

Regular meetings of the Board of Directors may be held at such places within or out of the Dominican Republic and at such times as the Board of Directors may from time to time determine. Special meetings of the Board of Directors may be held at any time or place within or outside of the Dominican Republic whenever called by the Chairman of the Board, by the President or by any two directors. Any member of the Board of Directors may participate in a meeting of the Board of Directors by means of a telephone conference or similar communications equipment provided that all persons participating in the meeting can hear each other.

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

Capital Stock.

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

Registration and Transfer.

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

Shareholders Meetings.

Shareholders are entitled to vote on all matters at ordinary or special shareholders’ meetings. The Board of Directors will convene an annual shareholders’ meeting at least once a year in order for shareholders:

•              To elect new directors and a vigilance officer;

•              To acknowledge the vigilance officer’s report; and

•              For management to report upon our financial performance and for the shareholders to decide whether or not to distribute dividends.

Ordinary shareholders’ meetings may be convened at other times in order to transact other business, including removal of directors. Special shareholders’ meetings are convened in order to effect fundamental changes in our structure, including approval of amendments to our by-laws. Under our by-laws, shareholders’ meetings may be convened by:

•              The Chairman of the Board of Directors;

•              A majority of the members of the Board of Directors at any time;

•              At the request of the holders of 30% of the shares entitled to be cast at such meeting; and

•              At the request of the vigilance officer in urgent circumstances, which are not defined under Dominican law.

Shareholders meetings may be convened not less than 30 but not more than 60 calendar days after written notice has been mailed to shareholders. A majority of the shares entitled to be cast constitutes a quorum at all shareholders meetings. Our by-laws provide that holders of two-thirds of the votes entitled to be cast are required to approve:

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

The affirmative vote of the holders of a majority of votes entitled to be cast is required to approve all other actions. Shareholders may vote by proxy, and the depositary will cast proxies as directed by the holders of the ADSs.

Limitation of Officers’ and Directors’ Liability.

In addition to voting for directors at the annual shareholder’s meeting, shareholders are asked to vote upon the performance of management. Our vigilance officer, an officer elected by the shareholders each year, delivers a report on our financial performance and other issues related to management’s performance. If the holders of a majority of the votes entitled to be cast approve management’s performance, all shareholders are deemed to have released the directors and officers from claims or liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions. Shareholders will likely fail in any suit brought in a Dominican court with respect to the acts or omissions deemed to have been released. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. If the shareholders do not approve management’s performance, the vigilance officer’s report may form the basis of any suit brought by the shareholders against our officers and directors.

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

Liquidation Rights.

Each shareholder is entitled to a proportionate share of any of our assets available upon dissolution after the payment of debts owed to creditors. Shareholders are deemed to be creditors of our Company to the extent of declared and unpaid dividends.

Dividends.

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

Voting Rights.

The holders of Class A Common Stock and Class B Stock vote together with respect to all matters. Every holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held and every holder of Class B Stock is entitled to ten votes for each share of Class B Stock held by the number of shares of Class A Common Stock into which one share of Class B Stock is then convertible. Under our by-laws, Class B Stock may not be transferred except to permitted transferees. Permitted transferees include:

1.             Oleander;

2.             Motorola;

3.             Any subsidiary or affiliate, as defined; and

4.             With respect to Oleander, Manuel Arturo Pellerano Peña and any member of the family of Manuel Arturo Pellerano Peña as of the date of the initial public offering that had an interest (including indirectly through any corporation, trust or entity) in Oleander and:

•                                          The spouse or surviving spouse and natural and adopted children of any such family member;

•                                          Any trust existing solely for the benefit of family members and any person who would be a permitted transferee of any such family member under clause (4) and any trustee of such trust;

•                                          Upon the death of any such member or any person who would be a permitted transferee of any member, such holder’s estate or any executor, administrator or other legal representative of such holder; and

•                                          Any corporation, partnership or other entity all of the outstanding equity interests of which are owned, or all of the outstanding voting power of which is controlled, directly or indirectly by, or any trust or similar entity the sole beneficiaries of which are, such members and their permitted transferees.

If, despite these restrictions on transfer, a shareholder owning shares of Class B Stock transferred its shares to a person or entity other than to Oleander, Motorola or a permitted transferee, the shareholder will only become entitled to one vote per share. If, with respect to any shares of Class B Stock owned by Oleander and its permitted transferees, the shares of common stock owned by Oleander and its permitted transferees constitute less than 10% of the outstanding common stock, such shares of Class B Stock will entitle the holder to one vote per share. If, with respect to any shares of Class B Stock owned by Motorola and its permitted transferees, the shares of common stock owned by Motorola and its permitted transferees constitute less than 10% of the outstanding common stock, such shares of Class B Stock will entitle the holder to one vote per share. Oleander, Motorola and any permitted transferee may pledge shares of Class B Stock without reducing the number of votes to which it is entitled; provided, however, that if such shares of Class B Stock are transferred to or registered in the name of the pledgee (unless the pledgee is a permitted transferee), the number of votes to which such shares of Class B Stock are entitled will be reduced until Oleander, Motorola or any of their permitted transferees either cures any default that resulted in the transfer or registration or reacquires the shares from the pledgee.

Preemptive and Other Rights.

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

Material Contracts

For information on our material contracts, see Item 3, Key Company Developments and Item 7, Major Shareholders and Related Party Transactions—Certain Transactions with Related Parties.

Exchange Controls

There are currently no restrictions under Dominican law on the export or import of capital, including foreign exchange controls, or restrictions on the remittance of dividends, interest or other payments to our non-resident stockholders and bondholders.

Taxation

U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR ADSs, CLASS A SHARES OR SENIOR NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs, CLASS A SHARES OR SENIOR NOTES BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

We are in discussions with certain holders of our indebtedness regarding a consensual restructuring of our financial obligations, ownership and governance through court supervised reorganization proceedings in the United States. This report does not purport to set forth the tax consequences to any holder of claims against us of participating in either the restructuring currently under discussion or any other restructuring or similar transaction that may be proposed in the future. Holders of claims against us should refer to the applicable plan of reorganization and supporting disclosure statement, if any, when they become available, and should also consult with their own tax advisors as to the tax consequences of participating in any restructuring transaction.

The following discussion summarizes the principal Dominican Republic income tax consequences of an investment in the American Depositary Receipts (“ADRs”), ADSs or shares of Class A Common Stock by a person who is neither domiciled in nor a resident of the Dominican Republic for tax purposes and who holds such ADRs, ADSs or shares of Class A Common Stock for investment purposes and not for purposes of a trade or business.

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

Under the principles of territoriality underlying the Dominican constitution, gain from the sale or exchange of ADRs evidencing the ADSs by a foreign holder outside of the Dominican Republic would not be subject to taxation by the Dominican tax authority.

The Dominican government requires payment of capital gains tax on gain recognized on the sale or exchange in the Dominican Republic of shares of Class A Common Stock (as distinguished from sales or exchanges of ADSs). Under current law, the capital gains tax rate is identical to the regular income tax rate of the person or entity that earned such gain; there is no preferential rate. Thus, a corporation selling shares of Class A Common Stock in the Dominican Republic would be required to pay the corporate income tax of 25% on any gain from a sale or exchange of such shares. An individual also would have to pay income tax at the applicable individual rate on gain from the sale of shares of Class A Common Stock in the Dominican Republic.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We file annual and special reports and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Room or by calling the SEC at 1-800-SEC-0330. Such material can also be obtained from the SEC’s website at http://www.sec.gov.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about market risks to certain financial instruments includes “forward-looking” statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not have hedging or other arrangements in place to protect ourselves against the effects of interest rate or currency fluctuations. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risks

Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. Our indebtedness at December 31, 2004 consisted of $200.0 million of our 11-3/8% Senior Notes due 2004, and $248.3 million of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings. In October 2003, we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness.

Our primary exposure to market risk for changes in interest rates relates to our borrowings from Dominican banks. This exposure is based on the potential for interest rate variations, not on exposure to changes in fair market value of our long-term debt.

Foreign Exchange Risks

We are subject to currency exchange risks. In 2004, we generated operating revenues of $188.2 million which represents approximately RD$7,925 million using the average private market rate for 2004. Approximately 46.8% of our operating revenues were generated in Dominican pesos. At December 31, 2004, we had $436.2 million of U.S. dollar-denominated debt outstanding and we had significant other expenses, such as programming and equipment purchase costs denominated in U.S. dollars.

Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. In 2004, we recognized an approximate $2.7 million foreign exchange loss.

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II.

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Commencing in 2001, a combination of macro-economic factors and circumstances specific to our business contributed to a steady and significant decline in our operating performance, cash flows and financial condition. These factors included, among others, the following:

•              A world-wide decline in the telecommunications sector;

•              Adverse economic conditions precipitated by the events of September 11, 2001;

•              The Dominican Republic banking crisis of 2003 and the resulting currency and economic crisis;

•              Continuing volatility and depreciation of the Dominican peso;

•              Unprofitable investments we made in certain new business segments; and

•                                          Increased competition in Dominican markets for local, long distance and mobile services triggered by entry of multinational telecommunications providers into the market.

As a consequence of these factors, in September 2003, we announced that we would not be making a scheduled interest payment on our 11-3/8% Senior Notes due September 1, 2004. In October 2003, we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness. Subsequently, on September 1, 2004, we announced that we would not be making the $200 million principal payment on our 11-3/8% Senior Notes due September 1, 2004. As a result, we have defaulted on substantially all of our secured and unsecured indebtedness, which was approximately $448.3 million in principal amount as of December 31, 2004. In addition to our 11-3/8% Senior Notes due 2004, our indebtedness consists of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings.

For information on our restructuring, see Item 3, Key Information – Financial Restructuring.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Disclosure controls and procedures are defined by the SEC as those controls and other procedures that are designed to ensure that information that we are required to disclose in reports filed or submitted by us under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Our management, with the participation of our Chief Executive Officer and Vice President of Finance and Administration, has evaluated our disclosure controls and procedures as of the end of the period covered by this report and determined that such disclosure controls and procedures are effective.

Internal Control Over Financial Reporting. Subject to the matters referred to in Item 3, “Risk Factors—We do not have an audit committee and our internal accounting systems and controls may be inadequate to ensure timely and accurate financial reporting,” there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.            [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee and, in the absence of an audit committee, our full Board of Directors fulfills the functions of the audit committee pursuant to Section 3(a)(58) of the Securities Exchange Act of 1934. Because our ADSs are no longer listed on the NYSE, we are not required to have an audit committee financial expert.

ITEM 16B.         CODE OF ETHICS

Our Board of Directors has discussed, but not adopted, a code of ethics that would apply to our principal executive officer and principal financial officer. This code of ethics was not adopted because our Board of Directors could not agree on its scope and terms. If our Board of Directors adopts such a code of ethics, we will either file an amendment to this Annual Report on Form 20-F that includes the code of ethics as an exhibit, or post the text of such code of ethics on our website at www.tricom.net.

Our management has adopted a code of conduct that applies to all employees, including our principal executive officer and principal financial officer. This code of conduct addresses several issues, including compliance with applicable laws and regulations, preservation of confidential information and avoidance of conflicts of interest.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Sotomayor audited our books and records for the years ended December 31, 2002, 2003 and December 31, 2004.

Audit Fees

Fees billed by Sotomayor for professional services for the audits of the 2002, 2003 and 2004 annual consolidated financial statements, respectively, totaled approximately $422,329, $278,298 and $440,625. Such fees include fees associated with the audit of our annual consolidated financial statements or services that are normally provided by Sotomayor in connection with statutory and regulatory filings or engagements for those fiscal years. Audit fees paid to our former auditor, KPMG, totaled approximately $399,244 and $392,000 for the years ended December 31, 2002 and 2003, respectively.

Audit-Related Fees

Sotomayor received fees of approximately $805,217 for additional services for the years ended December 31, 2002 through 2005, including review and evaluation of quarterly results, IT audit, fraud audit procedures, the Placement, internal controls, regulatory issues, and the new audit statement format.

Tax Fees

Fees for tax services rendered to Tricom USA for work related to the years ended December 31, 2002, 2003 and 2004, respectively, totaled approximately $78,155, $55,545 and $55,486.

All Other Fees

For the fiscal years ended December 31, 2002, 2003 and 2004, Sotomayor received $97,014, $126,740 and $96,568, respectively, for FCC-related regulatory work, planning and research rendered to Tricom USA.

Pre-approval Policies and Procedures

Our Board of Directors, in its capacity fulfilling the functions of the audit committee pursuant to Section 3(a)(58) of the Securities Exchange Act of 1934, has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our Board of Directors expressly approves, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III.

ITEM 17.           FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.           FINANCIAL STATEMENTS

The following consolidated financial statements are filed as part of this Annual Report on Form 20-F:

1.	Report of Independent Registered Public Accounting Firm;

2.	Consolidated Balance Sheets as of December 31, 2002, 2003 and 2004;

3.	Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004;

4.	Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss for the Years Ended December 31, 2002, 2003 and 2004;

5.	Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004; and

6.	Notes to Consolidated Financial Statements.

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

4.1

IDEN® Infrastructure Supply Agreement, dated July 31, 2000, between Motorola, Inc. and Tricom Latinoamérica, S.A. (incorporated by reference to Exhibit 4.1 to our Annual report on Form 20-F/A, filed on November 21, 2001 (file no. 14816)).

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

4.4

Interconnection Agreement, dated May 17, 1994, between Compañía Dominicana de Telefonos, C. por A. (“Codetel”) and Tricom, S.A. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-4, filed on December 29, 1997 (file no. 333-08150)).

4.5

Addendum to Interconnection Agreement, dated January 2, 1998, between Codetel and Tricom, S.A. (incorporated by reference to Exhibit 10.4 to our Amendment No. 1 to Registration Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574)).

4.6

Amended and Restated Shareholders Agreement among Tricom, S.A., Motorola, Inc. and Oleander Holdings, Inc. (incorporated by reference to Exhibit 10.7 to our Amendment No. 1 to Registration Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574)).

4.7	1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to our Amendment No. 1 to Registration Statement on Form F-1, filed on May 1, 1998 (file no. 333-08574)).

4.8

The Guaranty, dated August 21, 1997, issued by each of Tricom’s subsidiaries in favor of the holders of 11-3/8% notes due 2004 under the Indenture, dated August 21, 1997 (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-4, filed on December 29, 1997 (file no. 333-08150)).

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Vice President, Finance & Administration pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

13.2	Certification by the Vice President, Finance & Administration of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRICOM, S.A.

Dated: October 29, 2007	/s/ HECTOR CASTRO NOBOA
Hector Castro Noboa
Chief Executive officer

TRICOM, S.A. AND SUBSIDIARIES

Sotomayor & Associates, LLP
Certified Public Accountants
540 S Marengo Avenue
Pasadena, California 91101
(626) 397-4900
Fax: (626) 397-4908
E-mail: sotomayor@sotomayorcpa.com
Web Site www.sotomayorcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

TRICOM, S.A.:

We have audited the accompanying consolidated balance sheets of TRICOM, S.A. and subsidiaries (the Company) as of December 31, 2002, 2003 and 2004 and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the years ended December 31, 2002, 2003 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, 2003 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2002, 2003, 2004 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. As discussed in Notes 4, 25 and 28 to the financial statements, the Company has suffered recurring losses from operations, which were impacted further in 2003 and 2004 by the recognition of impairment losses of long-term assets and intangibles and the loss on the disposal of the Central America operations, which, among other factors, led the Company to default on its long-term debt commitments. These situations raise substantial doubt about its ability to continue as a going concern. Management’s responses to these matters are also described in Note 4. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2.23 to the consolidated financial statements, effective July 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and certain provisions of SFAS No. 142,

“Goodwill and Other Intangible Assets,” as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

As discussed in Note 17 to the consolidated financial statements, the Company’s 2002 deferred income taxes previously reported as $1,691,779 should have been $2,573,179. This discovery was made subsequent to the initial issuance of the financial statements. The financial statements have been restated to reflect this correction.

As discussed in Notes 2.1, 3, 7, 15, and 18 to the consolidated financial statements, the Company’s initial 2002 disclosures relative to the Private Placement of 21,212,121 shares of Class A Common Stock were not sufficient to fully explain the nature of the transaction with respect to related parties and unasserted future contingencies. Current management believes that the intent behind the transaction was to increase stockholders equity and, subject to the matters discussed in the above-referenced notes, believes that the transaction should continue be recorded as such in the Company’s balance sheet. The financial statements have been restated to reflect these disclosures.

As discussed in Note 29 to the consolidated financial statements, on May 11, 2004 the New York Stock Exchange, Inc. (NYSE) de-listed Tricom, S.A.’s American Depository Shares (ADSs), ticker symbol TDR.

As discussed in Note 2.25 to the consolidated financial statements, the Company in 2003 adopted the provisions of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” for its sales incentives.

As discussed in Note 7 to the consolidated financial statements, the Company maintains balances and engages in significant transactions with related parties.

Sotomayor & Associates, LLP

Pasadena, California

November 24, 2006

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002, 2003 and 2004

	2002	2003	2004
	Restated
Assets
Current assets:
Cash and cash equivalents (Note 7)	$6,080,303	$2,415,498	$17,590,173

Accounts receivable (Notes 6, 7 and 19):
Customers	26,253,107	16,337,166	17,512,945
Carriers	3,806,849	6,855,369	5,806,582
Related parties	843,190	55,423	200,000
Other	1,193,975	221,671	3,318,057
	32,097,121	23,469,629	26,837,584
Allowance for doubtful accounts	(7,763,109)	(5,152,025)	(3,138,530)
Accounts receivable, net	24,334,012	18,317,604	23,699,054

Accounts receivable – officers and employees	811,122	478,991	540,003

Assets held for sale (Note 25)	—	10,661,300	—

Inventories, net of allowance of $1,033,993 in 2002, $116,514 in 2003 and $528,991 in 2004	3,937,678	1,537,725	1,698,074

Certificates of deposit and other investments, net (Notes 7, 8 and 11)	16,364,252	630,165	986,075

Prepaid expenses (Note 7)	7,099,415	106,934	3,336,381

Deferred income taxes (Note 17)	700,571	12,403	376,293
Total current assets	59,327,353	34,160,620	48,226,053

Deferred income taxes (Note 17)	607,299	1,355,769	—

Property, plant and equipment, net (Notes 5, 7, 9, 11, 14 and 28)	668,120,192	396,372,585	332,907,563

Intangible assets (Note 9)	6,946,978	2,664,641	2,664,641

Goodwill, net of amortization (Note 9)	21,914,327	—	—

Other assets at cost, net of amortization (Notes 7 and 10)	22,276,830	4,291,369	3,884,822

	$779,192,979	$438,844,984	$387,683,079

See accompanying notes to consolidated financial statements.

	2002	2003	2004
	Restated
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Borrowed funds – banks (Note 11)	$32,774,334	$40,594,458	$40,619,394
Borrowed funds – related parties (Note 7)	12,436,723	8,008,888	8,005,000
Commercial paper (Notes 7 and 12)	9,907,583	59,136,013	57,119,746
Current portion of long-term debt-related parties (Note 7)	22,000,000	24,818,964	25,765,272
Current portion of long-term debt (Note 14)	2,123,757	302,169,958	302,236,880
	79,242,397	434,728,281	433,746,292

Current portion of obligations under capital leases – related party (Notes 7 and 13)	2,738,413	14,531,321	—

Current portion of obligations under capital leases – (Note 13)	—	—	14,531,321

Accounts payable (Note 7):
Carriers	11,032,780	12,784,288	7,837,312
Related parties	5,939,222	2,362,460	1,604,249
Suppliers	15,746,551	10,165,474	11,585,842
Other	1,445,558	1,702,448	407,865
	34,164,111	27,014,670	21,435,268

Accrued expenses (Note 18)	6,241,795	13,224,636	14,567,024
Other liabilities	1,919,060	1,180,173	2,460,831
Deferred revenues	9,431,678	7,370,101	5,804,750
Interest payable – related party (Note 7)	479,477	7,559,378	14,879,148
Interest payable	11,116,118	25,421,857	75,366,828
Deferred income taxes (Note 17)	523,404	329,092	—
Total current liabilities	145,856,453	531,359,509	582,791,462
Reserve for severance indemnities (Note 2.13)	675,742	124,883	50,231
Deferred income taxes (Note 17)	2,573,179	1,026,905	661,795
Commercial paper (Notes 7 and 12)	41,708,647	—	—
Obligations under capital leases, excluding current portion – related party (Notes 7 and 13)	11,792,908	—	—
Long-term debt, excluding current portion (Note 14)	332,082,076	—	—
Total liabilities	534,689,005	532,511,297	583,503,488
Stockholders’ equity (deficit) (Notes 3, 7, 15, 18, 21 and 22):
Class A common stock of RD$10 par value: Authorized 55,000,000 shares; issued 45,458,041 shares	24,951,269	24,951,269	24,951,269
Class B common stock of RD$10 par value: Authorized 25,000,000 shares; issued 19,144,544 shares	12,595,095	12,595,095	12,595,095
Additional paid-in-capital	275,496,964	275,496,964	275,496,964
Accumulated losses	(66,515,597)	(404,685,884)	(506,839,980)
Other comprehensive loss-foreign currency translation (Note 2.4)	(2,023,757)	(2,023,757)	(2,023,757)
Stockholders’ equity (deficit), net	244,503,974	(93,666,313)	(195,820,409)
Commitments and contingencies (Notes 3, 4, 7, 13, 17, 18, 19, 20, 21, and 22)

	$779,192,979	$438,844,984	$387,683,079

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004
	Restated
Operating revenues (Notes 2.14. 2.24 and 7):
Long distance	$80,978,333	$92,087,847	$72,008,996
Domestic telephony	83,721,115	59,475,203	64,973,873
Mobile	45,073,631	29,231,686	32,123,985
Cable	21,487,466	13,584,637	13,651,113
Data and Internet	11,007,120	4,486,692	5,354,729
Other	498,245	121,448	68,486
Total operating revenues	242,765,910	198,987,513	188,181,182

Operating costs and expenses (Notes 2.24, 4 , 6, 7, 9, 10, 16, 17, 18 and 28):
Cost of sales and services	86,518,699	91,009,781	89,540,886
Selling, general and administrative expenses	73,922,555	60,392,716	56,685,365
Restructuring costs	—	1,597,000	8,146,000
Depreciation and amortization	66,517,193	70,292,451	75,253,831
Expense in lieu of income taxes	5,896,644	—	—
Assets impairment	17,273,382	191,284,301	—
Other charges and special items (Note 18 (c) vi, viii)	—	15,870,544	—
Total operating costs	250,128,473	430,446,793	229,626,082

Operating loss from continuing operations	(7,362,563)	(231,459,280)	(41,444,900)

Other income (expenses) (Note 7)
Interest expense	(64,296,876)	(65,554,495)	(63,697,822)
Interest income	1,982,764	1,203,830	222,776
Foreign currency exchange gain (loss) net of income tax	3,067,400	5,347,199	(2,673,823)
Other, net	(1,501,800)	302,949	5,739,855
Other expenses, net	(60,748,512)	(58,700,517)	(60,409,014)

Loss from continuing operations before income taxes and discontinued operations	(68,111,075)	(290,159,797)	(101,853,914)

Income taxes (Note 17)	(2,015,550)	(1,358,861)	(300,182)
Loss from continuing operations before discontinued operations	(70,126,625)	(291,518,658)	(102,154,096)

Discontinued operations (Note 25):
Loss from discontinued operations	(9,178,970)	(46,651,629)	—
Minority interest	1,870,833	—	—
	(7,308,137)	(46,651,629)	—
Net loss	$(77,434,762)	$(338,170,287)	$(102,154,096)

Loss per common share – basic and diluted
Loss from continuing operations	(1.62)	(4.51)	(1.58)
Loss from discontinued operation	(0.17)	(0.72)	—

Net loss per common share – basic and diluted	$(1.79)	$(5.23)	$(1.58)

Average number of common shares used in calculation:
Basic	43,400,464	64,602,585	64,602,585
Diluted	43,400,464	64,602,585	64,602,585

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss

Years Ended December 31, 2002, 2003 and 2004

						Retained Earnings (Loss)		Other Comprehensive Loss- Foreign	Stockholders’
	Number of Common Shares Issued		Common Stock		Additional	Appropriated	Un-	Currency	Equity,
	Class A	Class B	Class A	Class B	Paid in Capital	Legal Reserve	appropriated	Translation	(Deficit) Net
Balance at December 31, 2001	24,245,920	19,144,544	$14,753,134	$12,595,095	$217,290,020	$1,653,007	$9,266,158	$(2,023,757)	$253,533,657
Issuance of common shares, net of issue cost of $1,594,921 (note 15)	21,212,121	—	10,198,135	—	58,206,944	—	—	—	68,405,079
Net loss	—	—	—	—	—	—	(77,434,762)	—	(77,434,762)
Balance at December 31, 2002	45,458,041	19,144,544	24,951,269	12,595,095	275,496,964	1,653,007	(68,168,604)	(2,023,757)	244,503,974
Net loss	—	—	—	—	—	—	(338,170,287)	—	(338,170,287)
Balance at December 31, 2003	45,458,041	19,144,544	24,951,269	12,595,095	275,496,964	1,653,007	(406,338,891)	(2,023,757)	(93,666,313)
Net loss	—	—	—	—	—	269,602	(102,423,698)	—	(102,154,096)
Balance at December 31, 2004	45,458,041	19,144,544	$24,951,269	$12,595,095	$275,496,964	$1,922,609	$(508,762,589)	$(2,023,757)	$(195,820,409)

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004
	Restated

Cash flows provided by operating activities:
Net loss from continuing operations before discontinued operations	$(70,126,625)	$(291,518,658)	$(102,154,096)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Depreciation	64,102,394	70,054,454	75,026,380
Impairment charge of long-lived asset, intangible assets and goodwill	17,273,382	191,284,301	—
Amortization of debt issue cost and bank debt	3,301,996	7,779,619	—
Provision allowance for investments	—	4,975,023	—
Allowance for doubtful accounts	6,702,981	1,676,649	2,296,554
Amortization of radio frequency rights	237,997	237,997	227,450
Net cash used in activities of discontinued operations, including changes in operating assets and liabilities	(3,939,318)	(4,965,215)	—
Charge for obsolescence of equipment pending installation	—	590,740	1,114,558
Amortization of deferred mobile equipment costs, net	2,176,802	—	—
Charge for inventory obsolescence	1,941,517	1,123,217	196,204
Expenses for severance indemnities	2,043,077	1,743,419	864,800
Deferred income tax, net	717,132	(1,277,482)	297,676
Cost of terminating operating lease	—	7,371,119
Exchange rate effect in long-term debt	(6,424,113)	(7,552,955)	2,673,823
(Gain) loss on disposal and sale of assets	(389,217)	1,935,518	782,352
Changes in operating assets and liabilities excluding discontinued operations:
(Increase) decrease in accounts receivable	(780,132)	2,751,711	(7,594,438)
Decrease (Increase) in accounts receivable related parties	4,348,169	787,767	(144,577)
Decrease (increase) in inventories	1,276,700	834,223	(356,553)
(Increase) decrease in prepaid expenses	(1,148,928)	6,825,908	(3,229,447)
(Increase) decrease in other assets	(4,490,661)	1,939,127	406,547
Decrease in accounts payable	(2,960,764)	(5,887,852)	(5,579,402)
Increase in interest payable related parties	140,980	7,079,901	7,319,770
Increase in interest payable	123,321	14,304,739	49,944,971
Decrease in other liabilities	(389,590)	(1,494,221)	(1,565,351)
(Decrease) increase in deferred revenues	(224,085)	(2,061,577)	1,280,657
(Decrease) increase in accrued expenses	(3,301,017)	990,167	1,342,387
Decrease in reserve for severance indemnities	(3,028,155)	(2,258,675)	(939,450)
Total adjustments	77,310,468	298,788,622	124,364,911
Net cash provided by operating activities	7,183,843	7,269,964	22,210,815

Cash flows from investing activities (Notes 5, 8 and 25):
Cancellation (acquisition) of investments	4,304,459	9,259,064	(355,910)
Cash (used in) provided by investing activities of discontinued operations	(13,434,437)	1,344,477	10,661,300
Proceeds from sale of fixed assets	5,041,173	—	—
Acquisition of property and equipment	(53,829,690)	(10,786,426)	(13,277,265)
Net cash used in investing activities	(57,918,495)	(182,885)	(2,971,875)
Cash flows from financing activities (Notes 3, 4, 7 ,11, 12, 13, 14 and 18):
Borrowed funds from banks	30,131,228	3,817,614	—
Principal payments to banks	(85,041,502)	(13,646,207)	(310,304)
Proceeds from issuance of commercial paper	21,219,915	7,519,783	—
Borrowed funds from and (to) related parties	73,587,519	4,255,593	(2,503,341)
Principal payments to related parties	(88,227,162)	(2,082,297)	(3,888)
Capital lease payments	(3,325,445)	—	—
Cash provided by (used in) financing activities of discontinued operations	1,812,607	(1,812,607)	—
Principal payments of long-term debt	(24,069,419)	(8,803,763)	(1,246,732)
Proceeds from issuance of long-term debt	49,746,085	—	—
Issuance of common stock	68,405,079	—	—
Net cash provided by (used in) financing activities	44,238,905	(10,751,884)	(4,064,265)

Net (decrease) increase in cash and cash equivalents	(6,495,747)	(3,664,805)	15,174,675

Cash and cash equivalents at beginning of the year	12,576,050	6,080,303	2,415,498

Cash and cash equivalents at the end of the year	$6,080,303	$2,415,498	$17,590,173

Supplementary information:
Interest paid (net of capitalization)	$(60,747,987)	$(36,389,236)	$(6,272,758)
Expense in lieu of income taxes and income taxes paid	$(8,611,320)	$(2,336,999)	$(550,676)

See accompanying notes to consolidated financial statements

TRICOM, S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1                 Organization and Nature of Business

The consolidated financial statements of TRICOM, S.A. (“Tricom” or the “Company”) include operations of the following companies engaged in the telecommunications and cable broadcasting industry, with operations in the Dominican Republic, the United States and, until August 2004 in the Republic of Panama:

TRICOM, S.A. (Parent Company)

GFN Comunicaciones, S.A.

TRICOM Centroamérica, S.A.

Call Tel Corporation

TRICOM USA, Inc. and Subsidiaries

TRICOM Latinoamérica, S.A. and Subsidiaries

TCN Dominicana, S.A. (TCN or Telecable)

TRICOM is a diversified telecommunications company, which provides international and domestic long distance, basic local service, mobile, internet, and broadband services in the Dominican Republic and long distance service through subsidiaries in the United States. The Company’s operations in the Dominican Republic are governed by the Telecommunications Law (Law No.153- 98) and by a Concession Agreement signed with the Dominican Government and ratified by the National Congress on April 30th, 1990. This agreement is for an initial term of 20 years through June 30th, 2010, subject to renewal for an additional 20-year term. Law No. 153-98 establishes a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the “Universal Services Principle” by guaranteeing access to telecommunications services at affordable prices in low-income rural and urban areas. The law creates a fund for the development of the telecommunications sectors that is supported by a 2% tax on industry participants’ billings of all telecommunications services.

TRICOM USA, Inc. (TRICOM USA) is a Company organized under the laws of Delaware and authorized by the United States Federal Communications Commission (FCC) to operate as a facilities-based long distance carrier in the United States.

TRICOM Latinoamérica, S.A. is a company organized under the laws of the Cayman Islands on May 12, 2000. The activity of this company is to act as the holding company of the Company’s telecommunications operations in Central America and the Caribbean. These operations were disposed of during 2004.

TCN Dominicana, S.A. is a company organized on September 13th, 2001 under the laws of the Dominican Republic, and engaged in the operation of three cable television systems and networks in the Dominican Republic.

2                 Summary of Significant Accounting Policies

2.1      Financial Presentation and 2002 Restatement

The Company has elected to present three years of consolidated audited balance sheets and three years of consolidated audited statements of operations and cash flows for the periods ended December 31, 2002, 2003 and 2004.

Article 3 of Regulation S-X provides that registrants shall file consolidated audited balance sheets as of the end of each of the two most recent fiscal years and audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed. As more fully discussed in Note 3, the Company has determined to restate its consolidated audited balance sheet as of December 31, 2002 and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the year then ended to reflect adjustments to the financial information and footnotes previously reported on the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002. The adjustments relate primarily to the purchase (the “Placement”) in December 2002 of shares of the Company’s Class A common stock by a group of investors for an aggregate purchase price of approximately $70 million. They also address an adjustment to the Company’s 2002 deferred income taxes.

Although the Company, with the concurrence of its current independent auditor, Sotomayor & Associates, LLP, has completed this restatement process, the Company expects that the process of obtaining the consent of its former independent auditor for use of audited financial information in respect of prior years (year ended December 31, 2001 and earlier periods) will involve further time and expense. Accordingly, while not ruling out the possibility that it will at some time in the future file restated audited financial statements for the year ended December 31, 2002 and audited financial statements for the year ended December 31, 2003, the Company has decided first to file audited financial statements for the year ended December 31, 2004, and to include in such financial statements, in addition to the financial statements required by Regulation S-X, its restated audited balance sheet as at December 31, 2002 and related notes.

2.2      Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TRICOM, S.A. (Parent Company) and its majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

2.3      Use of Estimates

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

2.4      Foreign Currencies

The Company’s and its subsidiaries’ functional currency is the US dollar. All foreign currency balances are restated in US dollars using both historical and current exchange rates. Under this situation, SFAS 52 requires the use of the remeasurement method, also referred to as the monetary/nonmonetary method, when translating the entities’ financial statements. This method translates monetary assets (cash and other assets and liabilities that will be settled in cash) at the current rate at December 31. Nonmonetary assets, liabilities, and stockholders’ equity are translated at the appropriate historical rates, which are the exchange rates at the dates the transactions in the nonmonetary account originated. Also, the income statement amounts related to nonmonetary assets and liabilities, such as cost of goods sold (inventory), depreciation (property, plant and equipment), and goodwill amortization (goodwill), are translated at the same rate used for the related balance sheet translation. Other revenues and expenses occurring evenly over the year may be translated at the weighted-average exchange rate for the period. Remeasurement gains or losses that result from the remeasurement process applied to non-U.S. subsidiaries that are consolidated are reported on the parent company’s consolidated statements of operations.

As of December 31, 2002, 2003 and 2004, the rates used by the Company to translate Dominican peso denominated accounts were RD$22.50, RD$41.50 and RD$31.07 per one US dollar, respectively. Panamanian Balboas (B/.) were at par with the US dollar.

2.5      Cash and Cash Equivalents

For the purpose of the statements of cash flows, the Company considers as cash and cash equivalents all cash on hand; cash in banks, time deposits and highly liquid debt instruments with original maturities at the time of purchase of three months or less.

2.6      Customer and Carrier Accounts Receivable

Customer accounts receivable are recorded on the date invoiced and recorded with the amount of services provided plus a late charge, if any, which accrues after a maximum grace period of 15 days for individual customers and 30 days for corporate customers (on the accounts past due). The assessed monthly late charge is 2.98%.

Carrier accounts receivable are recognized based on the termination of traffic in the Company’s network.

2.7      Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable is established through a charge to an expense account. The Company, after analyzing current market trends and collection history of its receivables portfolio has estimated that customers’ receivables balances over 90 days past due are uncollectible and are therefore reserved.

The allowance for doubtful accounts from carriers and others is established through a charge to an expense account based on an analysis of the collectability of individual accounts and payment history.

2.8      Inventories

Inventories are valued at the lower of average cost or market. Inventory mainly corresponds to telephone equipment available for sale.

The Company’s policy is to review its inventory for specific usage and future utility. Estimates of impairment of individual items of inventory are recorded to reduce the item to the lower of cost or market. The reserve for inventory obsolescence was $1,033,993, $116,514 and $528,991 as of December 31, 2002, 2003 and 2004, respectively.

2.9      Change in Accounting Estimate

The Company’s management reviews the estimated useful lives of its fixed assets. The 2004 review indicated the actual lives for certain asset categories generally were shorter than the useful lives used for depreciation purposes in the Company’s financial statements. As a result, the Company revised the estimated useful lives of certain categories of property, principally building, communication, office, production and transmission equipment, hardware and other. The effect of this change in estimate increased accumulated depreciation by approximately $17.4 million.

The change in estimates of the useful lives of fixed assets was performed based on comparison of the company’s useful lives with other companies’ useful lives for similar assets. The Company made these changes to better reflect the estimated periods during which such assets will remain in service.

2.10    Property, Plant and Equipment

Property, plant and equipment are carried at cost. Construction costs and equipment installations in process are maintained as construction projects until they are completed and/or the equipment is placed in service. Depreciation is recorded from the first full month that the assets are placed in service. Property and plant related to cable television operations are carried at cost and include all direct costs and certain indirect costs associated with the construction of cable television transmission and distribution systems and new subscriber installations.

2.11    Depreciation and Amortization

The depreciation method used by the Company is the straight-line method, that is, the uniform distribution of cost over the estimated useful lives of the corresponding assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement. The estimated useful lives of assets are as follows:

Description	Years
Buildings and improvements	15-40
Furniture, equipment and transportation equipment	3-15
Leasehold improvements	5-10
Communications and transmission equipment	7-15
Computer equipment	4
Other equipment	1-10

2.12    Other Assets

Deferred debt issue costs and bank debt incurrence costs are amortized over the debt service period of the related debt. Radio frequency rights are amortized on a straight-line basis over their useful lives, which range from 15 to 20 years.

Deferred commissions on prepaid calling cards are recognized when the deferred revenues are recorded. Commission expense on sales of calling cards outside of the Dominican Republic is recognized based on the minutes used. Commission expense on sales of calling cards within the Dominican Republic is recorded when collection of outstanding invoices to distributors and/or wholesalers is made.

Cellular service plans that include the price of the telephone equipment generate deferred assets for the net cost of the equipment, which is amortized over the minimum contract period of 18 months starting with the month following the delivery of the equipment. Effective January 1, 2003, the Company changed prospectively its policy for recognizing the net cost of such service plans as an expense (see Note 10).

2.13    Severance Indemnities

According to the Labor Code of the Dominican Republic, employers are required to pay severance indemnities to those workers whose labor contracts are terminated without just cause. Just cause is defined in the Labor Code to include misstatements by an employee in his job application, termination within three months of employment for poor performance, dishonesty, threats of violence, willful or negligent destruction of property, unexcused absences or termination of the job for which the employee was hired. The Company maintains a minimal reserve to cover severance indemnities based on its experience. At December 31, 2002, 2003 and 2004, the non-current liability for severance indemnities was $675,742, $124,883 and $50,231 respectively and corresponds primarily to the accrued severance obligations assumed in connection with the Company’s acquisition of TCN Dominicana, S.A. in 2001.

2.14    Revenue Recognition

Long Distance.

Long distance revenues represent amounts recognized for the transmission of traffic from foreign telecommunication carriers to the Dominican Republic, including revenues derived from the Company’s U.S. based international long distance wholesale and prepaid calling card operations, outbound international and domestic long distance calls generated by calling card users and retail telephone centers. Long distance revenues are recognized as the minutes are provided or as the calls are made, except for revenues from prepaid calling cards, which are recognized as the calling cards are used, net of commission paid for sale.

Domestic Telephony.

Domestic telephony revenues consist of fees received for local exchange services in the Dominican Republic, including monthly fees, local measured service and local measured charges for value-added services, outbound international and domestic long distance calls generated by the Company’s residential and business customers within the Dominican Republic, sales of customer equipment and interconnection revenues received from other service providers for calls that terminate in the

Company’s network. These revenues are recognized as services are rendered. Installation fees are recognized over the estimated average service life based on the Company’s experience (eighteen months), net of costs incurred in the installation. When installation costs are greater than the installation fees charged, the net costs related to the installation are charged as an expense immediately.

Mobile.

Mobile revenues consist of fees received for cellular and PCS services, including fixed monthly fees, per minute usage charges and additional charges for value-added services, outbound international long distance charges, as well as paging services, equipment sales, and interconnection charges received from other service providers for incoming calls that terminate in the Company’s network. These revenues are recognized as services are rendered. Revenues generated by calling cards used for prepaid cellular services are recognized, as the calling cards are used, net of sales commissions paid.

Cable Television.

Cable television revenues consist of monthly fees derived from basic programming, expanded basic programming, digital music services, Internet access and revenues from advertising sales to national advertisers on non-broadcast channels carried over the cable communications systems. Cable revenues are recorded in the period the service is provided, except advertising services, which are recognized when commercials are telecast.

The Company has entered into transactions that exchange advertising services. Such transactions are recorded at the estimated fair value of the advertisement received or given in accordance with the provisions of EITF Issue No. 99-17 “Accounting for Advertising Barter Transactions”. Barter transactions were not material to the Company’s consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004.

Data and Internet.

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for high speed broadband data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, frame relay and digital subscriber lines, or xDSLs, that provide broad-band transmission of voice and data over regular telephone lines. These revenues are recognized as services are rendered.

Activation fees are recognized over the estimated average service life net of the cost incurred in the activations based on the Company’s experience. When the activation costs are greater than the activation fees collected, the net cost related to activation is charged as an expense immediately.

Other Revenues.

Other revenues represent revenues that are not generated from the Company’s core business activities, including commissions and revenues from the provision of miscellaneous services. These revenues are recognized when the service is rendered.

2.15    Capitalization of Interest

Interest is capitalized on qualified projects and included as part of project costs during the period necessary for installation.

During the years ended December 31, 2002, 2003 and 2004, interest capitalized as part of construction projects amounted to approximately $3,500,000 $470,000 and $160,000, respectively.

2.16    Expense in Lieu of Income Tax

Up to August 31, 2002, the parent company TRICOM, S.A. paid a tax based on a percentage of the Company’s domestic gross revenues (less deductions for access to the local network) plus a percentage of the Company’s net international settlement revenues. An accrual was made for any difference between the dates when these items were reported to the tax authorities and when they were reported in the accompanying consolidated statements of operations. Beginning September 1, 2002, the Company is no longer subject to this expense in lieu of income taxes, but to regular income tax on earnings in the Dominican Republic.

2.17    Income Taxes

Income tax on profit or loss comprises current and deferred tax. Income tax is recognized in the consolidated statements of operations. Current tax is the expected tax payable on the taxable income for the year, using the tax rate in effect at the balance sheet date.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the assets can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

2.18    Earnings Per Common Share

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflect the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

The weighted average number of common shares outstanding used in the calculation of basic and diluted (loss) per common share for the years 2002, 2003 and 2004 are as follows:

	2002	2003	2004
	Restated
Weighted average number of common shares outstanding - basic and diluted	43,400,464	64,602,585	64,602,585

For 2002, 2003 and 2004, all stock options and warrants are excluded from consideration of diluted loss per share because of the Company’s net loss.

2.19    Pension Plan

Until August 2003, a private pension administration company managed the Company’s plan, which was converted to a defined contribution plan in 2000. Under this arrangement, both the Company and the employee made fixed contributions to the employee’s account. The contributions made by the Company were recognized as expenses on a monthly basis.

In August 2003, a new Social Security law (87-01) entered into effect making employer and employee pension contributions mandatory for all entities based on a percentage of monthly salaries; 2.58% paid by the employee and 6.42% contributed by the employer.

During the years ended December 31, 2002, 2003 and 2004 the Company recognized as expenses contributions for approximately $662,000, $457,000 and $137,000, respectively.

2.20    Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002 (see Note 28).

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented on the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

2.21    Advertising Costs

Advertising costs are expensed as they are incurred. For the years ended December 31, 2002, 2003 and 2004 these costs amounted to approximately $6,800,000, $2,450,000 and $2,609,000, respectively, and are included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

2.22    Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and vested awards in each period.

	2002	2003	2005

Net loss – as reported	$(77,434,762)	$(338,170,287)	$(102,154,096)
Add total stock-based employee compensation determined under fair-value-based method for all rewards	(98,450)	(59,709)	(1,218)
Pro forma net loss	$(77,533,212)	$(338,229,996)	$(102,155,314)
Net loss per share:
As reported – basic and diluted	$(1.79)	$(5.24)	$(1.58)
Pro forma – basic and diluted	$(1.79)	$(5.24)	$(1.58)

2.23    Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Effective July 1, 2001, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, for business combinations consummated after June 30, 2001, and as of January 1, 2002 for business combinations consummated before June 30, 2001. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit’s goodwill may be impaired. The second step was required for one reporting unit. In this step, the Company compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation was the implied fair value of the reporting unit goodwill.

The implied fair value of this reporting unit exceeded its carrying amount, thus, the Company was not required to recognize an impairment loss.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 40 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill and other intangible asset impairments, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.

2.24    Investment Securities

Investment securities at December 31, 2002, 2003 and 2004 consisted of certificates of deposit and mortgage participation contracts. The Company classifies its securities as held-to-maturity. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity.

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

2.25    Accounting Change

In November 2001, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. The Company adopted EITF Issue 01-09 effective January 1, 2003. EITF Issue 01-09 addresses the recognition, measurement, and income statement classification for sales incentives offered to customers or manufacturers or resellers who are not end-customers. Sales incentives include discounts and generally any other offers that entitle a customer to receive a reduction in the price of a product by submitting a claim for a refund or rebate. Under EITF 01-09, the reduction in or refund of the selling price of the product resulting from any sales incentives should be classified as a reduction of revenue. Prior to adopting this pronouncement, the Company recognized sales incentives paid to distributors of prepaid calling cards as selling, general and administrative expenses. As a result of adopting EITF Issue 01-09, sales incentives were restated (reclassified) as a reduction of long distance revenues in the case of long distance calling cards and as a reduction of cellular revenues in the case of prepaid cellular services for the years ended December 31, 2003 and 2004. Amounts reclassified were $9,295,489 and $6,102,127 in the years ended December 31, 2003 and 2004, respectively. This pronouncement did not have any impact on net loss reported in these years.

2.26    Reclassifications

Certain amounts in the 2002 consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the 2003 and 2004 consolidated financial statements and notes.

Reclassifications were made to transfer revenue, expense and other income (expense) items related to discontinued operations from revenue, expenses and other income (expense) items from continuing operations. Reclassifications were also made to organize operating revenues by products and services according to the Company’s five reportable segments (see note 2.14 Revenue Recognition) and to simplify the reading of the costs and expenses section by grouping similar line items that were previously reported individually.

Additionally, the Company reclassified at December 31, 2004 deferred commissions for prepaid calling cards in the amount of $1,963,000, net of the related deferred revenues. This amount was previously presented as part of other assets in the consolidated balance sheet. Consolidated assets and liabilities at December 31, 2003 have been decreased by this amount.

3                  Restatement of 2002 Financial Statements

The consolidated balance sheet as of December 31, 2002 and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the year then ended have been restated to reflect adjustments to the financial information and footnotes previously reported in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002. The adjustments relate primarily to the purchase (the “Placement”) in December 2002 of shares of the Company’s Class A common stock by a group of investors for an aggregate purchase price of approximately $70 million. They also correct an understatement of related party indebtedness and address an adjustment to the Company’s 2002 deferred income taxes. See Note 17.

Introduction and Background.

The need for restatement and amendment of the 2002 financial statements initially arose when the Company’s former independent auditor, the member firm of KPMG International in the Dominican Republic (“KPMG”), advised the Board of Directors on October 28, 2004 that it was withholding its consent to filing the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003. KPMG sought further clarification of the Placement, which used funds loaned to the investors in the Placement by a bank that was at the time affiliated with GFN Corporation, Ltd., the Company’s largest shareholder. In a letter dated November 1, 2004 KPMG requested that the Company’s Board of Directors initiate an independent investigation of the Placement to determine whether any illegal acts occurred in any of the jurisdictions involved, the Dominican Republic, Panama, the Cayman Islands and the United States, and whether the Placement qualified to be recorded as equity on the Company’s consolidated balance sheet as of December 31, 2002. Subsequently the Company’s Board of Directors appointed a Special Committee (the “Special Committee”), composed of Thomas Canfield, James Deane and Gerald Gitner to determine (i) whether the Company had any undisclosed actual or contingent liabilities as a result of the Placement, (ii) other facts reasonably necessary to allow the Company and its advisers to determine the appropriate accounting treatment to be given to the Placement, and (iii) such other matters as might be reasonably proposed by KPMG. The Special Committee retained Hunton & Williams LLP as legal counsel, who in turn retained BDO Seidman LLP (“BDO”) to assist them in analyzing certain accounting matters.

In a letter dated February 9, 2005 addressed to the Special Committee, KPMG requested that the scope of the Special Committee’s investigation be expanded to include any other related party transactions that may be directly or indirectly associated with the Placement.

Special Committee Report.

In September 2005 the Special Committee made available to the Company’s Board of Directors and senior management its initial report (the “Special Committee Report”) summarizing the Special Committee’s findings through that time. As noted in a Form 6-K report that the Company filed on December 9, 2005, the Special Committee did not have any subpoena powers and was not able to obtain all of the information and documents it sought. Subject to these and other limitations, the Special Committee Report contained, among others, the following observations.

•   It is possible that the Company may have certain undisclosed actual or contingent liabilities arising out of the Placement under the laws of the jurisdictions in which it operated at the time of the Placement (primarily the Dominican Republic, Panama and the United States).

•   The disclosure as to the Placement and related transactions contained in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 may have been deficient and/or not consistent with information presented to the Special Committee. The Special Committee recommended that the Company consider amending certain portions of Items 7 and 8 of that 20-F Annual Report.

•   Varying conclusions can be reached as to whether the Company properly accounted for the Placement based on different hypothetical fact scenarios. Under certain hypothetical fact scenarios, the accounting treatment of the Placement as equity would remain unchanged. Under certain alternative hypothetical fact scenarios, the proceeds of the Placement would not qualify to be recorded as equity on the Company’s consolidated balance sheet as at December 31, 2002, but rather should be classified outside of permanent equity as “mezzanine financing.”

In addition, the Special Committee offered certain corrective recommendations on corporate governance and related matters, as described in the Company’s Form 6- K report filed on December 9, 2005. This Note 3 addresses the Placement and subsequent restatement and amendment of the Company’s consolidated financial statements for the fiscal year ended December 31, 2002, and does not address those broader corrective recommendations.

In March 2005, while the Special Committee was conducting its investigation, Tricom’s Board of Directors retained Sotomayor & Associates, LLP as auditors for the year ended December 31, 2004, replacing KPMG. In December 2005, Tricom announced that Sotomayor & Associates, LLP had also been retained as auditors for the years ended December 31, 2002 and 2003. Since that time Tricom and its representatives have worked with Sotomayor & Associates, LLP to analyze the relevant findings of the Special Committee and to determine what amendments to its Annual Report on Form 20-F for the fiscal year ended December 31, 2002 would be appropriate. In addition, on several occasions during this process, representatives of Tricom and its auditors have consulted with the Special Committee’s advisors on matters relevant to the accounting treatment of, and disclosure as to the circumstances surrounding, the Placement.

Availability of Information.

The information concerning the Placement currently available to the Company’s management, its auditors and the Special Committee is limited. The Special Committee noted that the documentation relating to the Placement was deficient and recommended that the Company adopt improvements to its transaction approval, documentation and records retention policies. Furthermore, several of the transactions associated with the Placement did not involve the Company directly, but rather involved related parties, in particular Banco Nacional de Crédito, S.A. and various other banking entities that at the time were affiliated with GFN Corporation, Ltd. Following a banking crisis in the Dominican Republic in 2003, certain of those banking entities were intervened in various jurisdictions, and are no longer operated as related entities. As a result of these and other factors, the Company’s access to certain banking and other records underlying the Placement and related transactions is limited. In particular, Hemisphere Bank, the institution at which Bancredit Cayman’s “payable through” account was maintained and whose records most likely would show the flow of all or a portion of the proceeds relating to the Placement, has to date declined various requests from the Special Committee’s counsel and from the Company’s independent auditor to produce copies of the relevant account documentation. Furthermore, communication with the liquidators of, and other successors to, the banking entities that were intervened has been sporadic and, while those liquidators and successors may possess documents that would provide additional information relating to the transactions surrounding the Placement, the Company has not, to date, been able to obtain or verify the existence of such documents. On certain issues, the only information available to the Company’s management has been public pronouncements by those entities, which may be susceptible to differing interpretations. As a result of these and other difficulties in obtaining information relating to the Placement, the Company’s understanding of the circumstances surrounding the Placement is incomplete, and may change over time if additional information comes to light. Furthermore, the various parties involved in the Placement may have differing interpretations of the transactions associated with the Placement and the intent behind them. The information as to the Placement contained in these financial statements is based on the Company’s understanding as of the date hereof of the transactions associated with the Placement.

Related Parties.

As defined in FAS 57, the Company is or was directly or indirectly related to various entities through common ownership, contractual rights and/or family ownership, as more fully set forth in Note 7. The following related parties, which were engaged in the businesses of banking, insurance, credit card issuance, securities broker-dealer and other businesses, were involved in the Placement and related transactions:

•                  Banco Nacional de Crédito S.A., a Dominican Republic Bank (“Bancrédito Dominican Republic”);

•                  Bancrédito (Panama), S.A., a Panamanian Bank (“Bancredito Panamá”);

•                  Bancredit Cayman, Ltd., a Cayman Islands Bank (“Bancredit Cayman”);

•                  Acciones y Valores, S.A., a Dominican Republic broker-dealer (“ACYVAL”);

•                  Compañía Nacional de Seguros, a Dominican Republic insurance company (“SEGNA”);

•                  Grupo Financiero Nacional, S.A., a Dominican Republic holding company (“GFN, S.A.”);

•                  Compañía Nacional de Arrendamientos S.A., a Dominican Republic equipment leasing company (“Conaresa”).

Description of Placement.

Arrangement and Approval of Transaction.

In December 2002 ACYVAL, a broker-dealer subsidiary of Bancrédito Dominican Republic controlled by Mr. Pellerano, contacted prospective investors for the Placement, and appears to have ultimately found twelve investors willing to purchase blocks of the Company’s Class A Common Stock. On December 18, 2002, the Company’s Board of Directors authorized the issuance of 21,212,121 shares of Class A Common Stock at a price of $3.30 per share, representing an aggregate gross investment of $70 million. The issuance of the Class A Common Stock was consummated on December 31, 2002. Other than its stockholder register and copies of stock certificates, the Company’s management does not have in its possession documentation, such as subscription or similar agreements, establishing a legal relationship between the Company and the investors as to the purchase of shares in the Placement.

At a certain point in the process leading to consummation of the transaction, several members of the Company’s Board of Directors and senior management intended to participate as investors in the Placement. The Company’s management believes, however, based in part on its review of instructions given to the Company’s transfer agent to produce stock certificates, that ultimately the only related parties to participate directly in the Placement were GFN, S.A. and Mr. Ginebra, as detailed below.

Name	Relationship to the Company	Number of Class A Common Shares	Amount of Investment

GFN, S.A.	Wholly owned and controlled by Mr. Manuel Arturo Pellerano	2,878,788	$9,500,000

Marino A. Ginebra	Director	606,061	2,000,000

Investors believed by the Company’s management to be unaffiliated	None to the knowledge of the Company’s management	17,727,272	58,500,000

TOTAL		21,212,121	$70,000,000

While the Company’s management has a general understanding of the identity of the investors in the Placement, including the names of the nominal investors and, in some cases, the underlying beneficial ownership of those nominal investors, the information available to it regarding these matters is incomplete. For example, the Company’s management has received unconfirmed reports that one of its then directors, Edwin Corrie, together with members of his family, may have participated in the Placement through one of the investors of record.

As arranger of the Placement, ACYVAL received, a cash finder’s fee of $1,400,000, which was deducted from the proceeds of the Placement.

Financing.

The Company’s management understands that, in order to effect the Placement, Bancrédito Panama, an entity that at the time was wholly owned and controlled by Mr. Pellerano, agreed to finance 100% of the purchase price of the shares sold in the Placement, representing total funding of $58,500,000 to the apparently unaffiliated investors and $11,500,000 to the affiliated investors. Although the Company’s management currently only has access to financing documents relating to a small number of the investors in the Placement, it believes, based in part on published resolutions of the liquidator of Bancrédito Panama, and in part on conversations reported to the Special Committee, that this financing was provided by Bancrédito Panama to all of the investors in the Placement on substantially similar terms. Those terms, while somewhat unclear, suggest that the funds were lent by Bancrédito Panama to the investors on a non-recourse basis and were collateralized only by the shares of the Company’s Class A Common Stock purchased by the investors in the Placement. Many of the investors may have used special purpose entities to acquire and hold the shares purchased in the Placement and to act as obligor on the financing. Furthermore, certain of the investors appear to have entered into arrangements that purported to allow them to put the shares being financed to Bancrédito Panama upon the occurrence of certain events. As a result, the investors appear to have mitigated, in whole or at least in significant part, their economic risk in connection with the Placement. Bancrédito Panama, on the other hand, by providing loan financing backed only by the Company’s Class A Common Stock, assumed the economic risk associated with an investment in the Company’s Class A Common Stock because the repayment of the loans it made appears to have been directly tied to its ability to realize value from the Company’s Class A Common Stock in a foreclosure or similar proceeding.

Funds Flow.

To consummate the transaction, it appears that the funds loaned to the investors in the Placement were credited or transferred by Bancrédito Panama to Bancredit Cayman on behalf of the investors, and then in turn transferred or credited to the Company’s sub-account with Bancredit Cayman maintained at Hemisphere Bank in Miami, Florida. The banking records in the Company’s possession supporting the flow of funds are, however, incomplete and, in certain respects, unclear. As previously mentioned, the records of Hemisphere Bank have not been made available either to the Company or the Special Committee. From the records that are available, it appears that a series of book entries were made on the records of Bancrédito Panama and Bancredit Cayman, and that money transfers may not have been made through the international payments systems. In addition, there may be discrepancies between the records of Bancrédito Panama and Bancredit Cayman and the interpretations put on those records by the respective liquidators of those entities. For example, a resolution of the liquidator of Bancrédito Panama suggests that, contrary to what appear to be the records of Bancredit Cayman, approximately $21 million of the funds loaned to the investors in the Placement were never turned over to Bancredit Cayman.

Application of Proceeds.

The Special Committee Report states that Bancrédito Dominican Republic and Bancrédito Panama required, as a condition for the financings, that the proceeds be used entirely within the Bancredito group of companies, in other words, to satisfy indebtedness and other amounts then owed by the Company to Bancrédito Dominican Republic and its affiliates. Records confirming repayment of indebtedness using the proceeds of the Placement are, however, incomplete; the Company’s management does not currently have in its possession external receipts, correspondence or other documentation evidencing the repayment of many of these obligations.

Based on the limited records that are available to it, the Company’s management believes that the proceeds from the Placement were applied as follows:

Bancrédito Panama, for repayment of Tricom loans, credit lines, letters of credit and past due interest	$35,582,461

Bancredit Cayman, for repayment of Tricom and Telecable loans, overdrafts and past due interest	9,846,384

Bancrédito Dominican Republic, for repayment of Tricom and Telecable loans, credit lines, overdrafts and letters of credit	16,757,543

SEGNA, for repayment of Tricom loans and payment of premium on directors and officers insurance policy	4,464,035

Conaresa, for payment of past due amounts owed by Tricom	1,754,656

ACYVAL finder’s fee	1,400,000

Other issuance costs	194,921
TOTAL	$70,000,000

The Special Committee Report states that, from the perspective of the Company, Bancrédito Dominican Republic and its financial institution affiliates, the intended effect of the Placement appears to have been to replace indebtedness owed by the Company and various of its subsidiaries to various Bancredito entities with loan financing provided by Bancrédito Panama to the investors in the Placement, apparently on a non- recourse basis and backed solely by the Company’s shares issued in the Placement.

Filings etc.

Following consummation of the Placement, stock certificates were prepared and ultimately recorded by the Company’s transfer agent. In October 2003, at the request of the liquidator of Bancrédito Panama, the stock certificates were delivered to Bancredito Panama as collateral for the loans made to the investors in the Placement.

On January 2, 2003, the Company filed a Form 6-K with the United States Securities and Exchange Commission announcing completion of the Placement. Besides stating that the investors in the Placement were led by Mr. Pellerano, the filing made no mention of the participation of related parties in the transaction. Similarly, in its Annual Report on Form 20-F for the year ended December 31, 2002 (both as originally filed on May 23, 2003 and as subsequently amended on April 29, 2004), while reference was made to the Placement and Mr. Pellerano’s role as a lead investor, there was no other mention of the participation of related parties.

Summary of Amendments to Financial Statements.

Based on the findings of the Special Committee and on other information available to Tricom at the present time, the Company has concluded that its Annual Report on Form 20-F for the fiscal year ended December 31, 2002 should be amended. Specifically, it has determined that the following portions of the 2002 consolidated financial statements should be amended as outlined below.

•        Amend Note 7, Transactions with Related Parties, to describe the involvement of various related parties in the transactions constituting the Placement.

•        Amend Note 15, Stockholders’ Equity, to include a description of the Placement, and the Company’s determination as to the accounting treatment of the Placement.

•        Amend Note 18, Commitments and Contingencies, to disclose the nature of certain loss contingencies arising out of the Placement.

4            Liquidity

The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. However, as a result of recurring operating losses and the Company’s on-going debt restructuring process, such realization of assets and satisfaction of liabilities are subject to significant uncertainty.

At December 31, 2002, 2003 and 2004, the Company’s current liabilities exceeded its current assets by $86.5 million , $497.1 million and $534.6 million, respectively.

In 2003 and 2004 the Dominican peso incurred devaluation with respect to the US dollar of approximately 84% and 25% respectively,  as compared to the prior year, resulting in a decrease in the Company’s total revenues in both 2003 and 2004 as compared to the prior year, and affecting the Company’s ability to buy US dollars to service its  dollar-denominated debt.

On October 2, 2003, the Company announced that it would not be making a scheduled interest payment to the holders of its 11-3/8% Senior Notes due 2004, and that it had initiated discussions with holders of its Senior Notes and its bank lenders, and would be continuing discussions with prospective strategic partners, to formulate a restructuring plan of the Company’s balance sheet.

An unofficial committee of bondholders and commercial banks was established. Concurrently with the non-payment of interest due to bondholders, the Company suspended principal and interest payments of all unsecured bank debt. As a result, the Company does not expect to have any available funding sources until the restructuring process is concluded.

In December 2003, the Company’s Board of Directors appointed a Chief Restructuring Officer to assist in negotiations with bondholders and other lenders, the implementation of a cash conservation plan and in the development of a core business plan.

Further, the Company has engaged several financial advisory and legal firms to assist in its financial restructuring process. The Company has also agreed to pay the fees and expenses of financial advisory and legal firms engaged by the unofficial committee of bondholders and commercial banks and by the Company’s majority shareholder, GFN Corporation Ltd, and certain of its affiliates, which are also major creditors of the Company. The Company also agreed to pay retention bonuses to certain of its executives. Expenses related to the Company’s financial restructuring were approximately $1.6 million and $8.1 million for 2003 and 2004 respectively as is presented in the consolidated statements of operations.

Details of these expenses are as follows, together with the party represented by the respective financial advisory and legal firms:

	2003	2004	Total
Financial Services:
FTI Consulting (Company)	$75,000	$1,987,000	$2,062,000
Bear Stearns & Co. Inc (Company)	500,000	906,000	1,406,000
Chanin Capital Partners (Committee)	—	1,162,000	1,162,000
Broadspan Capital (GFN)	—	677,000	677,000

Legal Services:
Manatt Phelps & Phillips, LLP (Committee)	572,000	1,082,000	1,654,000
Greenberg Traurig, LLP (Company)	366,000	780,000	1,146,000
DLA Piper Rudnick Gray Cary US, LLP (Co.)	84,000	217,000	301,000
White & Case (GFN)	—	207,000	207,000
E. Veras Consultoría, S.A (Committee)	—	127,000	127,000
Cadwalader. Wickersham & Taft, LLP (Company)	—	113,000	113,000
Headrick Rizik Alvarez & Fernandez (Vendors)	—	60,000	60,000
Melo Guerrero (Company)	—	37,000	37,000
Jimenez Cruz Peña (Company)	—	31,000	31,000
Langa & Abinader (GFN)	—	19,000	19,000

Executive Compensation:
Retention bonuses	—	741,000	741,000
	$1,597,000	$8,146,000	$9,743,000

As part of the restructuring process, effective January 2004, the Company entered into an agreement for the sale of its Central American trunking assets to a group of Panamanian investors for a price of approximately $12.5 million, payable in installments. Estimated net proceeds, after transaction expenses and liabilities directly related to the Central American operations and the payment of a portion of the proceeds to a minority partner, amounted to $10.7 million.

For the years ended December 31, 2003 and 2004, the Company generated $7.3 million and $22.2 million, respectively, of cash flows from operations. Since the Company has not paid interest to its unsecured lenders since September 2003, interest payable as of December 31, 2003 and 2004 amounted to approximately $33.0 million and $90.2 million, respectively. Had the Company paid all interest on a current basis, cash flows used in operations would have been $(25.7) million and $(68.1) million, respectively.

At December 31, 2003 and 2004, the Company’s liabilities exceeded its total assets by approximately $93.5 million and $195.8 million, respectively, resulting from several factors including changes in useful lives of long lived assets, increases in accrued interest payable, impairment charges of approximately $191 million recognized in the year 2003 brought about by the devaluation of the Dominican peso, and increased competition for mobile telecommunication services in the Dominican Republic.

At December 31, 2003 and 2004, the Company had indebtedness in the aggregate principal amount of $449.3 million and $448.2 million, respectively. The ability of the Company to pay future interest on its indebtedness and meet debt service obligations will depend on the outcome of the restructuring process, as well as the Company’s future operating performance, including its ability to increase revenues and control expenses, which in turn depend on the successful implementation of its strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond the Company’s control.

If the restructuring is not possible, the Company’s creditors could initiate bankruptcy proceedings, most likely in the Dominican Republic, or the Company could be forced to dispose of business segments or assets at unfavorable prices.

5            Property Plant and Equipment

A detail of property, plant and equipment at December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
Operations and communications:
Land	$9,004,110	$10,442,144	$9,101,411
Buildings and improvements	20,194,987	19,681,249	16,100,996
Furniture and equipment	13,733,552	11,974,137	4,331,723
Communications equipment	258,976,701	124,965,398	186,452,923
Transmission equipment	422,166,369	270,672,690	184,871,539
Other equipment	7,359,744	6,070,555	2,711,884
	731,435,463	443,806,173	403,570,476
Less accumulated depreciation	159,114,008	119,279,591	115,826,934
Sub-total, operations and communications	572,321,455	324,526,582	287,743,542

Property and equipment:
Buildings	9,912,339	9,912,339	9,751,327
Furniture and office equipment	30,482,967	30,786,476	6,045,887
Transportation equipment	6,746,925	6,475,198	7,268,996
Leasehold improvements	11,059,817	8,898,555	7,400,392
Data processing equipment	59,224,929	57,861,430	36,324,052
	117,426,977	113,933,998	66,790,654
Less accumulated depreciation	44,039,805	55,855,278	37,417,555
Sub-total, property and equipment	73,387,172	58,078,720	29,373,099

Communications equipment pending installation	7,996,892	5,614,777	4,847,925
Cable company equipment pending installation (a)	4,342,127	2,491,566	533,252
Equipment in transit (b)	1,244,214	825,428	216,495
Construction in process (c)	8,828,332	4,835,512	10,193,250

Property plant and equipment, net	$668,120,192	$396,372,585	$332,907,563

(a)          Communications equipment, net of allowance for obsolescence, and cable company equipment pending installation, corresponds to assets acquired for future installation into the network of the Company. These assets are recorded at average cost, which is lower than market.

(b)         Equipment in transit represents accumulated costs of equipment imported by TRICOM, S.A. and TCN, for which additional import related costs are still to be incurred.

(c)          A detail of construction in process at December 31, 2002, 2003 and 2004 is as follows:

Operations and communications:	2002	2003	2004

Buildings	$1,226,265	$32,660	$—
Transmission equipment	3,621,570	2,666,050	7,180,949
Cells	775,995	1,517,500	2,530,493
Other-property and equipment	3,204,502	619,302	481,808

	$8,828,332	$4,835,512	$10,193,250

6            Accounts Receivable

Changes in the allowance for doubtful accounts during the years ended December 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004

Allowance at beginning of year	$4,097,001	$7,763,109	$5,152,025
Increase for the year, net (a)	7,099,263	1,676,649	2,296,554
Write-offs during the year	(3,433,155)	(4,287,733)	(4,310,049)

Allowance at end of year	$7,763,109	$5,152,025	$3,138,530

(a)          Until June 2003, the Company contracted services from Recaudadora de Valores Tropical S.A  (RVT), an affiliate of the Company’s majority shareholder, GFN Corporate Ltd, engaged in managing the collection of past due accounts (see Note 7). During the years ended December 31, 2002, 2003 and 2004, the Company recognized collection recoveries from customer accounts previously written-off of $420,631, $138,549 and $181,433, respectively. These amounts are included as a reduction to selling, general and administrative expenses in the accompanying consolidated financial statements of operations, net of increase, in the allowance for doubtful accounts.

7            Transactions with Related Parties

As defined in FAS 57, the Company is or was directly or indirectly related to various entities through common ownership, contractual rights and/or family ownership, as more fully set forth below.

Mr. Manuel Arturo Pellerano (“Mr. Pellerano”) together with members of his family, either directly or through their wholly-owned subsidiaries GFN Corporation, Ltd., Oleander Holdings, Inc. and Plan de Pensiones y Jubilaciones de la Compañía Nacional de Seguros (PPJ), were, at December 31, 2002, 2003 and 2004, and continue to be, the beneficial owners of 15,939,648 shares of the Company’s Class A Common Stock and 11,486,726 shares of the Company’s Class B Common Stock, representing 48.2% of the issued and outstanding shares of Class A Common Stock (calculated in accordance with

SEC Rule 13d-3) and 60% of the issued and outstanding shares of Class B Common Stock. From 1994 through late 2003 Mr. Pellerano was the Company’s Chairman of the Board of Directors, President and Chief Executive Officer. He resigned from the Board of Directors in October 2003 and was reappointed in May 2004. He retains, together with members of his family, the right to appoint a majority of the members of the Board of Directors of the Company and, indirectly, the right to control selection of the Company’s management.

GFN International Investments Corp., a financial services holding company incorporated in the Cayman Islands, was at the relevant times  wholly owned and controlled by Mr. Pellerano and members of his family. GFN International Investments Corp. was, until 2003, the parent company and related parties of the following entities, among others, which were engaged in the businesses of banking, insurance, credit card issuance, securities broker-dealer and other businesses:

•                  Banco Nacional de Crédito S.A., a Dominican Republic bank (“Bancrédito Dominican Republic”);

•                  Bancrédito (Panama), S.A., a Panamanian Bank (“Bancrédito Panama”);

•                  Bancredit Cayman, Ltd., a Cayman Islands Bank (“Bancredit Cayman”);

•                  Acciones y Valores, S.A., a Dominican Republic broker-dealer (“ACYVAL”);

•                  Compañía Nacional de Seguros, a Dominican Republic insurance company (“SEGNA”);

•                  Grupo Financiero Nacional, S.A., a Dominican Republic holding company (“GFN, S.A.”);

•                  Compañía Nacional de Arrendamientos, S.A., a Dominican Republic equipment leasing company (“Conaresa”).

Mr. Pellerano was, until 2003, President of Bancrédito Dominican Republic, one of the largest commercial banks in the Dominican Republic, as well as Vice President of Bancrédito Panama and Vice President of the Board of Directors of Bancredit Cayman.

On June 12, 2003 the operations of Bancrédito Dominican Republic and certain of its subsidiaries and related entities in the financial sector were sold to an economic group in the Dominican Republic controlled by the Leon family in a transaction also involving the Central Bank of the Dominican Republic. Certain of these entities were engaged in financial transactions with Tricom. The Company’s consolidated financial statements for the year ended December 31, 2003 present transactions between the Company and these entities occurring up until the date of their sale, as related party transactions.

During September 2003, Bancredit Cayman and Bancrédito Panama, S.A., subsidiaries of GFN International Investments Corp., were intervened by regulators in their respective countries and, as of December 31, 2003 and 2004, both companies were in the process of liquidation as a result of their non-compliance with the financial obligations to their customers.

Each of the directors of the Company named by GFN Corporation, Ltd., and certain of the Company’s executive officers, currently hold, or in the past have held, positions with entities, other than the Company and its subsidiaries, controlled by Mr. Pellerano and members of his family.

In addition to being the Company’s independent auditor for the year ended December 31, 2002 and prior years, KPMG and certain of its other member firms performed audit functions with respect to Bancrédito Dominican Republic and certain other related parties.

The following additional entities, among others, continue to be controlled by Mr. Pellerano and members of his family, and are therefore related parties:

•                         Omnimedia, a Dominican media holding company;

•                         Zona Franca San Isidro, a free trade zone located in the Dominican Republic;

•                         Ellis Portafolio, which holds certain claims against the Company;

•                         Compañía Nacional de Seguridad, S.A., a provider of security services;

•        Editorial AA, S.A., a Dominican publishing company (merged into Omnimedia in 2006).

2002 Private Placement

As more fully discussed in Note 3, in December 2002, a group of investors purchased shares of the Company’s Class A common stock for an aggregate purchase price of approximately $70 million (the “Placement”). Funds were loaned to the investors in the Placement by Bancrédito Panama, a bank that was at the time affiliated with GFN Corporation, Ltd., the Company’s largest shareholder. The following related parties were involved in the Placement:

•                  GFN, S.A., an entity wholly owned and controlled by Mr. Pellerano, Mr. Marino A. Ginebra, a director of the Company, and possibly other directors of the Company, participated as investors in the Placement;

•                  ACYVAL, a broker-dealer subsidiary of Bancrédito Dominican Republic controlled by Mr. Pellerano, received in return for introducing the affiliated and unaffiliated investors in the Placement a cash finder’s fee of $1,400,000;

•                  Bancrédito Panama, an entity that at the time was wholly owned and controlled by Mr. Pellerano, agreed to finance 100% of the purchase price of the shares sold in the Placement representing total funding of $58,500,000 to the apparently unaffiliated investors and $11,500,000 to the affiliated investors, apparently on a non-recourse basis;

•                  The proceeds of the Placement were used to satisfy indebtedness and other amounts then owed by the Company to Bancrédito Dominican Republic and its affiliates.

Balances with Related Parties

A detail of balances with the above-related companies at December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
Assets:
Cash in banks (a)	$2,006,577	$—	$—
Deposits – cash equivalent (b)	3,750,628	—	—
Accounts receivable (c)	843,190	55,423	200,000
Certificates of deposit and other deposits (d)	14,400,710	—	—
Prepaid expenses – insurance (e)	5,950,537	—	—
Total	$26,951,642	$55,423	$200,000

Liabilities:
Borrowed funds (f)	$12,436,723	$8,008,888	$8,005,000

Commercial paper (g)	42,247,603	58,980,926	49,091,066

Accounts payable (h)	5,939,222	2,362,460	1,604,249

Interest payable (i)	479,477	7,559,378	14,879,148

Capital leases (Note 13)	14,531,321	14,531,321	—

Current Portion of Long-term-debt (j)	22,000,000	24,818,964	25,765,272
Total	$97,634,346	$116,261,937	$99,344,735

(a)   Represents cash deposited by the Company at Bancrédito Dominican Republic.

(b)   Consists of RD$84,389,130 (equivalent to US$3,750,628) invested in certificates of deposit issued by Bancrédito Dominican Republic, which during 2002 earned interest at rates ranging from 20% to 26% per annum.

(c)   At December 31, 2002, this amount includes $700,000 of insurance claims related to lost equipment against Compañia Nacional de Seguros (Segna) and $143,190 relating to office space rent receivable from Bancrédito Dominican Republic; at December 31, 2003, the amount of $55,423 corresponds to office space rent receivable from Bancrédito Dominican Republic and at December 31, 2004, the amount of  $200,000 corresponds to an account receivable arising from the sale of land by TCN to Compañia Nacional de Seguros (SEGNA).

(d)   Represents investments in certificates of deposit issued by Bancrédito Panama, which during 2002 earned interest at rates ranging from 9% to 10% per annum.

(e)   Represents insurance premiums paid to SEGNA for property and casualty, business interruption and director and officer liability coverage.

(f)    At December 31, 2002, this amount consists of unsecured loans owed to Bancrédito Panama S.A. of $5,314,994 and borrowed funds of $6,601,131 bearing interest at an annual rate of 11.5% maturing in December 2007, Bancrédito Dominican Republic of $267,270 and SEGNA of $253,328, which carried annual interest at rates ranging from 13% to 14.5%.

At December 31, 2002, the Company had available unsecured, short-term lines of credit of approximately $44,300,000 of which $5,835,592 was used.

At December 31, 2003 and 2004, the amount includes unsecured loans and letters of credit in the amount of $1,282,802 owed to Bancrédito Panama S.A., bearing interest at rates ranging from 9.5% to 11.5% per annum and a loan owed to Bancrédito Panama S.A. in the amount of $6,601,131, bearing interest at 11.5% per annum. This loan was granted for a five-year period maturing in December 2007. The balance of $124,955 corresponds to bank overdraft owed to Bancrédito Panama S.A. and Bancredit Cayman as of December 31, 2003 and 2004. At the beginning of September 2003, Bancrédito Panama S.A. was taken over by the regulatory authorities in Panama and is in the process of liquidation. As a result the liquidator is demanding that the loan be repaid early. At December 31, 2003 and 2004 the Company did not have any available lines of credit.

(g)   At December 31, 2002, 2003 and 2004, these amounts represent obligations arising from the issuance of commercial paper to GFN Group for the amount of $39,210,759, $57,501,505 and $47,339,007, respectively, at interest rates ranging between 8% and 14.9% per annum in 2002, between 8.5% and 14.93% per annum in 2003 and between 11% and 14.93% per annum in 2004. At December 31, 2002, 2003 and 2004, these amounts also include commercial paper issued to GFN Group of RD$68,328,980 (equivalent to $3,036,844), RD$61,395,980 (equivalent to $1,479,421) and RD$54,486,463 (equivalent to $1,752,059), respectively, with interest rates ranging between 20% and 25% per annum in 2002, and between 20% and 29% per annum in 2003 and 2004.

(h)   At December 2002, this amount corresponds to insurance premiums payable to SEGNA; at December 31, 2003 the amount of $1,604,249 is a payable to SEGNA related to a land purchase; $155,436 is a payable to Banco Nacional de Crédito, S.A. for space rented; $602,775 is a payable to Omni, T.V. for a cable TV programming contract, and at December 31, 2004 this amount is an account payable to SEGNA related to the land purchased in 2003.

(i)    The nature of the interest payable is related to the loans described above in Note (f).

(j)    At December 2002 this amount represents unsecured loans with the following related offshore entities that accrued interest on a monthly basis at an annual rate of 11.5% maturing in December 2007 as follows:

GFN Capital Corporation, Ltd	$22,000,000

The $22,000,000 loan arose as a result of the refinancing of two loans, one from Bancrédito Dominican Republic of $10 million and the other from Bancrédito Panama S.A. of $12 million, with a maturity date in July 2008.

During 2003 and 2004, the $22,000,000 loan accrued interest on a monthly basis at an interest rate ranging from 11.5% to 12% per annum. However, the Company is not paying interest on these loans; consequently, these amounts are presented as current portion of long-term debt.

In addition, at December 31, 2003 and 2004 these include unsecured loans received from GFN S.A. a related Institution in the amount of RD$94,007,000 (equivalent to $2,265,229 in 2003 and $3,025,652 in 2004) and with a 12% annual interest rate in 2003 and 2004, and RD$22,980,000  (equivalent to $553,735 in 2003 and $739,620 in 2004) with a 12% per annum interest rate. At December 31, 2003 and 2004, these loans were classified as current liabilities in the accompanying consolidated balance sheets, as a result of the default in payment of interest and principal.

Other Transactions with Related Parties

A detail of transactions with related parties during the years ended December 31, 2002, 2003 and 2004, is as follows:

	2002	2003	2004

Operating revenues – communications service revenues (a)	$4,136,014	$3,147,585	$14,939
Selling, general and administrative expenses:
Insurance premiums (b)	4,803,472	5,890,664	—
Leased premises and equipment (c)	116,885	110,540	121,089
Security services (d)	190,047	162,498	—
Pension plan contributions (see Note 20)	662,505	403,345	—
Advertising services (e)	573,700	107,391	—
Professional services (f)	231,245	62,618	—
Other charges and special items (g)	—	4,975,023	5,359,768

Other income (expenses):
Interest incurred on loans (h)	(9,767,033)	(15,713,131)	(10,083,449)
Interest earned (i)	1,955,588	1,273,239	—
Gain on sale of fixed assets (j)	451,271	—	—
Other, net (k)	(29,616)	—	—
Bank charge (l)	(112,070)	(122,824)	—
Equipment purchased (Motorola) (m)	(2,095,593)	(1,296,840)	(1,535,297)
Issuance cost of common stock (see Note 3)	1,478,873	—	—

(a)   During the year ended December 31, 2002 these revenues are related to telecommunications services offered to Segna of

$322,777; Editora AA of $180,308; GFN of $34,911 and Banco Nacional de Crédito, S.A. of $3,598,018. At December 31, 2003 this amount corresponds to telecommunications services to Segna of $581,959; Editora AA of $108,313; GFN of $20,972; Banco Nacional de Crédito, S.A. of $2,424,830 and Zona Franca San

Isidro of $11,511. At December 31, 2004 this amount corresponds to telecommunications services to Zona Franca San Isidro of $14,939.

(b)   During the year ended December 31, 2002 and 2003 these amounts represent expense for insurance premiums paid to SEGNA for property and casualty, business interruption and director and officer liability coverage.

(c)   During the year ended December 31, 2002, 2003 and 2004 these amounts correspond to rent paid for space leased from Bancrédito Dominican Republic.

(d)   During the year ended December 31, 2002 and 2003 these amounts correspond to expenses for security services at all Tricom locations provided by Compañía Nacional de Seguridad, S.A. (CONASE).

(e)   During the year ended December 31, 2002 and 2003 these amounts correspond to expenses for material for promotions and publicity printed in Editora AA.

(f)    During the year ended December 31, 2002 and 2003 these amounts correspond to expenses for internal audit services paid to GFN, S.A. At that time the internal audit department was centralized in GFN, S.A.

(g)   During the year ended December 31, 2003 and 2004 these amounts correspond to payments made to Omni, T.V. arising from a contract signed between the Company and Omni, T.V. to manage the relationship with international cable programmers.

(h)   These interest expenses tie to the loans from commercial paper and other debt from related parties described in Note 7, Balances with related parties, letters f, g and j.

(i)    During the year ended December 31, 2002 this amount ties to investments in certificates of deposit described in Note 8. At December 31, 2003 this amount ties to investments in certificates of deposit described in Note 18 (c-viii); the Company wrote-off the investment in December 31, 2003.

(j)    In April 2002 the Company sold improved land to Compania Nacional de Seguros S.A.for $3,972,758 and in September 2002 sold a commercial building to Bancrédito Dominican Republic for $1,050,445. These transactions generated a gain of $451,271, which is included in other income and expenses in the consolidated statement of operations for the year ended December 31, 2002.

(k)   During the year ended December 31, 2002 this amount corresponds to intercompany charges from GFN, S.A. (customer expenses prorated)

(l)    During the year ended December 31, 2002 and 2003 these amounts are bank services charges related to operations with Banco Nacional de Crédito, S.A.

(m)  During the year ended December 31, 2002, 2003 and 2004 these amounts relate to the purchase of telecommunications equipment that is being disclosed because Motorola owns 40% of the class B common stock of the Company.

8            Certificates of Deposit and Other Investments

At December 31, 2002, these included certificates of deposit with related parties (see Note 7) for $14,400,710, earning interest at annual rates from 9% to 10% and a certificate of deposit with an unrelated party for $1,500,000 that earns interest at 2.75% per annum. This latter investment serves as a guarantee for a short-term loan of the same amount.

Also included at December 31, 2003 and 2004 were mortgage participation contracts aggregating $630,165 and $986,075, respectively, purchased from unrelated savings and loans associations in the Dominican Republic. These contracts earned interest at rates ranging from 9% to 10% per annum in 2003 and from 5% to 10% per annum in 2004. These investments are maintained as compensating balances for mortgage loans made by these savings and loans associations to certain officers and employees of the Company.

At December 31, 2003, certain of the above referenced mortgage participation contracts, in the amount of $349,980, had been frozen by a bank in the Dominican Republic.

9            Intangible Assets and Goodwill

Intangible assets.

The summary of changes in the Company’s intangible assets (other than goodwill) during the years ended December 31, 2002, 2003 and 2004, is as follows:

	License	Broadcasting Contract	Total

Intangible assets in acquisition of TCN Dominicana, S.A.	$9,303,602	$2,832,275	$12,135,877

Balances at December 31, 2001	9,303,602	2,832,275	12,135,877

4th Quarter Impairment charge	(2,356,624)	(2,832,275)	(5,188,899)

Balances at December 31, 2002	6,946,978	—	6,946,978

4th Quarter Impairment charge	(4,282,337)	—	(4,282,337)
Balances at December 31, 2003	2,664,641	—	2,664,641

4th Quarter Impairment charge	—	—	—
Balances at December 31, 2004	$2,664,641	$—	$2,664,641

The intangible assets are determined to have indefinite useful lives due to their expected ability to generate cash flows indefinitely. The cable license is based on an agreement signed with the Dominican government, which has an indefinite life. In the case of broadcasting contracts, the contracts can be renewed automatically without additional payment.

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

During the fourth quarter of 2002 and 2003, the Company performed its annual impairment review for intangible assets and recorded a charge of $5,188,899 and $4,282,337, respectively which is included as part of impairment of goodwill and other intangible assets in the accompanying consolidated statements of operations for the years ended December 31, 2002 and 2003. The impairment charge in the cable license  reflects principally the devaluation of Dominican peso against the US Dollar during the years ended December 31, 2002 and 2003. In the case of the broadcasting contracts, during 2002 the Company renegotiated the terms of a significant portion of these contracts, which served as the basis for the determination of the impairment charge for this intangible asset. During the fourth quarter of 2004, the Company performed its annual impairment review for intangible assets and determined that it was not necessary to record any charge for this concept.

Goodwill.

At December 31, 2002, 2003 and 2004, the composition of goodwill was as follows:

Description	Cable Segment	Central America Wireless Segment	Total
Balances at December 31, 2001	$21,914,327	$2,461,319	$24,375,646
Impairment charge	—	(2,461,319)	(2,461,319)
Balances at December 31, 2002	21,914,327	—	21,914,327

Impairment charge	(21,914,327)	—	(21,914,327)
Balances at December 31, 2003	—	—	—
Impairment charge	—	—	—
Balances at December 31, 2004	$—	$—	$—

During the fourth quarter of 2002, the Company performed its annual impairment review for goodwill and recognized a goodwill impairment loss of $2,461,319 related to its Central American wireless reporting units since the carrying amount of the reporting unit was greater than the fair value of the reporting unit (as determined using the expected present value of future cash flows) and the carrying amount of the reporting unit goodwill exceeded the implied fair value of that goodwill. The impairment charge is included as part of goodwill and other intangible assets in the accompanying consolidated statement of operations for the year ended December 31, 2002.

Upon adoption of SFAS No. 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform to the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption.

The goodwill is assigned to the cable and cellular segment and is not deductible for tax purposes.

10     Other Assets

Other assets at December 31, 2002, 2003 and 2004 consisted of the following:

Description	2002	2003	2004

Deferred debt issue costs and bank debt, net (a)	$7,680,649	$—	$—
Deposits	2,258,162	470,798	389,815
Radio frequency rights, net (b)	10,250,812	3,609,785	3,073,629
Other (c)	2,087,207	210,786	421,378
Total	$22,276,830	$4,291,369	$3,884,822

(a)          Represent commissions paid to brokers and other expenses incurred at the time of, and directly related to, the issuance of the Senior Notes and prepaid interest on bank debt. For the year ended December 31, 2002, amortization of deferred debt issue costs and bank debt amounted to $3,301,996 and are included as part of interest expense in the accompanying consolidated statements of operations.

(b)         At December 31, 2002, 2003 and 2004, these amounts represent payments for frequency usage rights to expand the Company’s cellular and PCS capacity in the Dominican Republic. For the years ended December 31, 2002, 2003 and 2004, the amortization expense corresponding to the frequency usage rights in the Dominican Republic amounted to $237,997, $237,997 and  $227,450 respectively. At December 31, 2004 the company transferred certain frequency rights to a third party telecommunications company in the amount of $308,706. This transaction generated revenues in the amount of $5,081,508, which is included in other income in the accompanying consolidated statement of operations.

(c)          At December 31, 2002, this amount included $1,566,774 corresponding to the net deferred asset associated with cellular and PCS Service plans offered which include handset equipment, $78,225 of international prepaid facilities and the remaining amount of $442,208 corresponded to bank commissions. At December 2003 and 2004 these amounts included $81,022 for equipment held for investment (Enron), $129,764 and $340,356 respectively for prepaid bank fees.

11     Borrowed Funds – Banks

Funds borrowed by the Company consist of:

Description	2002	2003	2004
Funds denominated in US dollars (a)	$32,774,334	$39,595,807	$39,285,503
Funds denominated in Dominican pesos (b)	—	998,651	1,333,891
	$32,774,334	$40,594,458	$40,619,394

(a)          At December 31, 2002, these amounts represented loans with local and international banks, including related parties (see Note 7),  that accrue interest at annual rates ranging from 4.6% to 14% in 2002. At December 31, 2002, these amounts included a short-term loan secured by a certificate of deposit of $1,500,000. At December 31, 2003 and 2004 these amounts included loans made by the Central Bank of the Dominican Republic for $28,373,626, and $29,745,027 respectively, as a result of the draws on stand-by letters of credit issued on behalf of the Company by Bancrédito, a financial institution that was related to Tricom at the time the letters of credit were issued and that was sold in 2003 to a third party in a transaction involving the Central Bank.

In that sale transaction the Central Bank agreed to assume liability for the letters of credit. The loans made by the Central Bank accrue interest at rates ranging from 10.25% to 14% per annum. Since September 2003 the Company has not paid interest on its unsecured debt. At December 31, 2003 and 2004 these amounts also included a secured loan of $3,000,000; this loan is secured by transmission equipment with an approximate book value of $5.2 million and accrues interest at an annual rate of 5% per annum. These amounts also included a loan in the amount of $5,640,476 with Citibank, Dominican Republic which accrues interest at an annual rate of 10%.

(b)         At December 31, 2003 and 2004, these loans represented RD$41,444,000 (equivalent to $998,650 and $1,333,891 using the prevailing exchange rate at that date, which was RD$41.50 and $31.07, respectively, per US$1.00) bearing interest at a rate of 40% per annum.

12     Commercial Paper

As of December 31, 2002, 2003 and 2004, commercial paper issued by the Company consisted of:

	2002	2003	2004
Commercial paper in US dollars (a)	$47,541,631	$57,592,375	$55,367,687
Commercial paper in Dominican pesos (b)	4,074,599	1,543,638	1,752,059
Total commercial paper	51,616,230	59,136,013	57,119,746

Less short-term commercial paper	9,907,583	59,136,013	57,119,746

Long-term commercial paper	$41,708,647	$—	$—

(a)          At December 31, 2002 through 2004, these instruments accrued interest at annual rates ranging from 8% to 14.93%.

(b)         At December 31, 2002, 2003 and 2004, peso-denominated commercial paper consisted of RD$91,678,478, RD$63,927,804 and RD$54,436,463 respectively, accruing interest at annual rates ranging between 18% and 29%. At December 31, 2002, these obligations were issued through the related company “Acciones y Valores, Puesto de Bolsa, S.A.” to a related bank Bancrédito and through “Valores Profesionales, S.A.” an unrelated broker, to third party investors. The company has redeemed at maturity those peso-denominated financial instruments issued to non-related parties. At December 31, 2003 and 2004, the Company did not have a facility for the issuance of commercial paper.

A portion of the commercial paper issued by the Company is held by related parties (see Note 7). All commercial paper issued by the Company and outstanding at December 31, 2003 and 2004 is due on demand. These obligations are issued through the related company “Acciones y Valores, S.A.” and through an unrelated company “Valores Profesionales, S.A.”

The following is a schedule of the maturity for such debt at December 31, 2002, 2003 and 2004:

	2002	2003	2004
Due on demand	$—	$59,136,013	$57,119,746
One to three months	3,472,487	—	—
Three to six months and more	48,143,743	—	—

Total	$51,616,230	$59,136,013	$57,119,746

13          Capital Leases

The Company has entered into various capital lease contracts with Conaresa, a former related party that until 2003 was owned and controlled by GFN, S.A.

At December 31, 2003 and 2004, the Company had not made the lease payments due during 2003 and 2004 respectively. The contracts for capital leases provide that in case payments are not made, the lender could cancel the contracts. Due to this fact, the debt has been classified in its entirety as a current liability in the accompanying balance sheets at December 31, 2003 and 2004.

The capital lease contracts also provide for interest and penalty interest in unspecified amounts to be determined by the lessor.

Assets recorded under these capital leases consist of:

	2002	2003	2004
Communications and other equipment	$41,596,684	$—	$—
Transportation	1,276,815	1,276,815	1,276,815
Machinery and equipment	307,748	307,748	307,748
	43,181,247	1,584,563	1,584,563
Less accumulated depreciation	(13,941,685)	(1,523,303)	(1,584,563)

	$29,239,562	$61,260	$—

At December 31, 2004, the fixed assets under capital leases were fully depreciated.

14          Current Portion of Long-Term Debt

The outstanding debt at December 31, 2003 and 2004 was in default and consequently classified as a current liability in the Company’s balance sheet. Outstanding debt consists of the following:

	2002	2003	2004

Senior Notes (a)	$200,000,000	$200,000,000	$200,000,000

Bank loans:

Loans denominated in Dominican pesos equivalent to RD$163,787,963, RD$148,023,569 and RD$72,085,630, at December 31, 2002, 2003 and 2004 respectively. These loans carried annual interest rates of 32% per annum at December 31, 2002 and ranged from 38% to 40% per annum in 2003 and 2004, respectively. These loans are secured by transmission and telecommunications equipment with an approximate book value of $6.4 million at December 31, 2002. During December 2003, the Company renegotiated a deferral of these payments until May 2004. The Company did not pay the corresponding installments during 2004, and the loans therefore can be called on demand. Accordingly they were reclassified as current debt at December 31, 2003;

	7,279,465	3,566,833	2,320,104

Loans denominated in Dominican pesos equivalent to RD$207,400,000, RD$162,400,000 and RD$162,400,000 at December 31, 2002, 2003 and 2004, respectively. These loans carried annual interest from 27% to 30% in 2002 and from 24% to 40% in 2003 and from 36% to 40% in 2004. One of these loans is secured by telecommunications equipment with an approximate book value of $1.3 million at December 31, 2002;	9,217,777	3,913,253	5,226,907

Loans with variable annual interest between 4.62% and 7.95% in 2002, between 4.90% and 6.48% in 2003 and between 4.90% and 6.48% in 2004. One of these loans is secured by transmission equipment with an approximate book value of $14.8 million at December 31, 2002. At December 31, 2003, the Company had not complied with the debt contracts and, as a result, these loans may be called on demand. At December 31, 2003 and 2004, these loans were classified as current liabilities in the consolidated balance sheet;	61,831,443	54,491,881	54,491,878

Loans which pay interest at rates ranging and between 9.5% and 14% per annum in 2002, between 9.5% and 14.5% in 2003 and 2004. Some of the loans are secured by liens on telecommunications equipment and a mortgage over Real Estate (Tricom Duarte) with a book value of approximately $15.8 million at December 31, 2002. One loan in an amount of $23,344,884 at December 31, 2002, is secured by an irrevocable standby letter of credit issued by a related financial institution (see Note 7). In 2003 and 2004 some of the loans were secured by liens on telecommunications equipment and at a mortgage over Real Estate (Tricom Duarte) with a book value of approximately $15.3 million at December 31, 2003. At December 31, 2003, the Company was not in compliance with debt contracts in an amount of $38,714,515. At December 2003 and 2004 these loans were classified as current liabilities on the consolidated balance sheet.

	55,877,148	40,197,991	40,197,991

Total bank loans	134,205,833	102,169,958	102,236,880

Total debt	334,205,833	302,169,958	302,236,880

Less current portion of long-term debt	2,123,757	302,169,958	302,236,880

Long-term debt excluding current portion	$332,082,076	$—	$—

(a)               Senior Notes

On August 15, 1997, the Company issued $200,000,000 aggregate principal amount of 11-3/8% Senior Notes due in 2004 (the “Senior Notes”). Interest on the Senior Notes is payable in semi-annual installments on March 1 and September 1 of each year.

On September 2, 2003 the Company did not pay interest due on the Senior Notes in the amount of $11.3 million. According to the terms governing the notes, the Company had a period of 30 additional days to comply with the payment of the interest, but on October 2, 2003 the Company announced that it would not be able to make the interest payment. The Company commenced a discussion process with certain holders of the Senior Notes and other creditors.

The Senior Notes are senior unsecured obligations of the Company ranking pari passu in right of payment with all other existing and future senior debt, and will rank senior to any future subordinated indebtedness.

The indenture for the Senior Notes contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries, as defined in the indenture, to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its Restricted Subsidiaries, engage in any business other than the telecommunications business, issue or sell equity interests of the Company’s Restricted Subsidiaries or enter into certain mergers and consolidations.

The Senior Notes are guaranteed fully, unconditionally, jointly and severally by each of the Company’s Restricted Subsidiaries, as defined in the indenture for the Senior Notes, each of which is wholly owned by the Company. Separate financial statements of each of the guarantor subsidiaries have not been presented herein because management has determined that such separate financial statements would not be material to the holders of the Senior Notes.

Summarized condensed consolidated financial information of TRICOM, S.A. (Parent Company), the subsidiary guarantors on a combined basis (GFN Comunicaciones, TRICOM Centro America, S.A., Call Tel Corporation, TRICOM USA and Subsidiaries, TRICOM Latinoamérica, S.A., TRICOM, S.A. –Panama- and TCN Dominicana, S.A.) and the subsidiary non-guarantor (TRICOM Panama, S.A. - formerly Cellular Communications of Panama, S.A. -) at December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 is as follows (see Note 1):

Balance sheet data at December 31, 2002:

Assets	Tricom, S.A. Parent Co.	Subsidiary Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated
Current assets:
Cash on hand and in banks	$(983,728)	$6,988,743	$74,288	$—	$6,080,303
Accounts receivable, net	73,710,142	14,779,057	1,252,796	(65,407,983)	24,334,012
Other current assets	25,343,007	3,048,820	521,211	—	28,913,038
Total current assets	98,070,421	24,816,620	1,848,295	(65,407,983)	59,327,353

Property and equipment net	547,152,376	118,112,502	2,855,314	—	668,120,192

Other non-current assets	93,109,573	9,870,606	690,167	(51,924,912)	51,745,434

Total assets	$738,332,370	$152,799,728	$5,393,776	$(117,332,895)	$779,192,979

Liabilities and Stockholders’ Equity	Tricom, S.A. Parent Co.	Subsidiary Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Current liabilities:
Borrowed funds — banks	$30,966,821	$307,513	$1,500,000	$—	$32 774 334
Borrowed funds — related parties	5,702,908	6,733,815	—	—	12,436,723
Commercial paper and current portion of long term-debt	33,778,840	252,500	—	—	34,031,340
Current portion of capital leases	2,738,413	—	—	—	2,738,413
Accounts payable	24,912,223	73,240,436	1,419,435	(65,407,983)	34,164,111
Other current liabilities	22,108,633	6,822,463	780,436		29,711,532

Total current liabilities	120,207,838	87,356,727	3,699,871	(65,407,983)	145,856,453

Non-current liabilities	372,739,159	16,093,393	—	—	388,832,552

Total liabilities	492,946,997	103,450,120	3,699,871	(65,407,983)	534,689,005

Stockholders’ equity	245,385,373	49,349,608	1,693,905	(51,924,912)	244,503,974
Total liabilities and stockholders’ equity	$738,332,370	$152,799,728	$5,393,776	$(117,332,895)	$779,192,979

Balance sheet data at December 31, 2003:

Assets	Tricom, S.A. Parent Co.	Subsidiary Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Current assets:
Cash on hand and in banks	$71,493	$2,246,523	$97,482	$—	$2,415,498
Accounts receivable, net	83,171,673	15,214,322	—	(80,068,391)	18,317,604
Other current assets	2,131,773	9,729,907	1,565,838	—	13,427,518
Total current assets	85,374,939	27,190,752	1,663,320	(80,068,391)	34,160,620

Property and equipment net	326,328,223	70,044,362	—	—	396,372,585

Other non-current assets	6,681,715	1,630,064	—	—	8,311,779

Total assets	$418,384,877	$98,865,178	$1,663,320	$(80,068,391)	$438,844,984

Liabilities and Stockholders’ Equity	Tricom, S.A. Parent Co.	Subsidiary Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Current liabilities:
Borrowed funds — banks	$39,529,534	$1,064,924	$—	$—	$40,594,458
Borrowed funds — related parties	1,403,486	6,605,402	—	—	8,008,888
Commercial paper and current portion of long term-debt	382,042,310	4,082,625	—	—	386,124,935
Current portion of capital leases	14,531,321	—	—	—	14,531,321
Accounts payable	18,865,021	86,615,765	1,602,275	(80,068,391)	27,014,670
Other current liabilities	39,508,063	14,622,125	955,049	—	55,085,237

Total current liabilities	495,879,735	112,990,841	2,557,324	(80,068,391)	531,359,509

Non-current liabilities	15,998,464	2,045,792	—	(16,892,468)	1,151,788

Total liabilities	511,878,199	115,036,633	2,557,324	(96,960,859)	532,511,297

Stockholders’ deficit	(93,493,322)	(16,171,455)	(894,004)	16,892,468	(93,666,313)

Total liabilities and stockholders’ equity	$418,384,877	$98,865,178	$1,663,320	$(80,068,391)	$438,844,984

Balance sheet data at December 31, 2004:

Assets	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Current assets:
Cash on hand and in banks	$1,029,011	$16,561,162	$—	$17,590,173
Accounts receivable, net	78,756,056	13,047,460	(68,104,462)	23,699,054
Other current assets	6,039,393	897,433	—	6,936,826
Total current assets	85,824,460	30,506,055	(68,104,462)	48,226,053

Property and equipment net	276,489,285	56,418,278	—	332,907,563

Other non-current assets	6,295,074	254,389	—	6,549,463

Total assets	$368,608,819	$87,178,722	$(68,104,462)	$387,683,079

Liabilities and Stockholders’ Equity	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Current liabilities:
Borrowed funds — banks	$39,719,394	$900,000	$—	$40,619,394
Borrowed funds-Related Parties	1,399,597	6,605,403	—	8,005,000
Commercial paper and current portion of long-term debt	382,096,246	3,025,652	—	385,121,898
Current portion of capital leases	14,531,321	—	—	14,531,321
Accounts payable	21,625,149	67,914,580	(68,104,461)	21,435,268
Other current liabilities	70,553,586	42,524,995	—	113,078,581

Total current liabilities	529,925,293	120,970,630	(68,104,461)	582,791,462

Non-current liabilities	34,494,785	687,001	(34,469,760)	712,026

Total liabilities	564,420,078	121,657,631	(102,574,221)	583,503,488

Stockholders’ deficit	(195,811,259)	(34,478,909)	34,469,759	(195,820,409)

Total liabilities and stockholders’ equity	$368,608,819	$87,178,722	$(68,104,462)	$387,683,079

Statement of operations for the year ended December 31, 2002:

	TRICOM, S.A. Parent Co.	Subsidiaries Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Operating revenues	$177,595,758	$95,902,431	$—	$(30,732,279)	$242,765,910
Operating costs	(178,233,879)	(102,626,873)	—	30,732,279	(250,128,473)
Operating loss from continuing operations	(638,121)	(6,724,442)	—	—	(7,362,563)

Other expenses, net	(75,133,214)	(786,397)	—	15,171,099	(60,748,512)
Loss from continuing operations before income taxes, discontinued operations	(75,771,335)	(7,510,839)	—	15,171,099	(68,111,075)
Income taxes	(782,027)	(1,233,523)	—	—	(2,015,550)
Loss from continuing operations before discontinued operations	(76,553,362)	(8,744,362)	—	15,171,099	(70,126,625)

Discontinued operations	—	(9,178,970)	(5,751,119)	5,751,119	(9,178,970)
Minority Interest	—	1,870,833		—	1,870,833

Net loss	$(76,553,362)	$(16,052,499)	$(5,751,119)	$20,922,218	$(77,434,762)

Statement of operations for the year ended December 31, 2003:

	TRICOM, S.A. Parent Co.	Subsidiaries Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Operating revenues	$137,463,472	$91,701,176	$—	$(30,177,135)	$198,987,513
Operating costs	(345,453,194)	(108,395,571)	—	23,401,972	(430,446,793)
Operating loss from continuing operations	(207,989,722)	(16,694,395)	—	(6,775,163)	(231,459,280)

Other expenses, net	(128,061,926)	(2,934,635)	—	72,296,044	(58,700,517)
Loss from continuing operations before income taxes, discontinued operations	(336,051,648)	(19,629,030)	—	65,520,881	(290,159,797)

Income taxes	(2,118,638)	759,777	—	—	(1,358,861)
Loss from continuing operations before discontinued operations	(338,170,286)	(18,869,253)	—	65,520,881	(291,518,658)

Discontinued operations	—	(46,651,629)	—	—	(46,651,629)

Net loss	$(338,170,286)	$(65,520,882)	$—	$65,520,881	$(338,170,287)

Statement of operations for the year ended December 31, 2004:

	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Operating revenues	$112,540,316	$75,640,866	$—	$188,181,182

Operating costs	(141,051,483)	(88,574,599)	—	(229,626,082)
Operating loss from continuing operations	(28,511,167)	(12,933,733)	—	(41,444,900)

Other expenses, net	(73,642,929)	(28,969,442)	42,203,357	(60,409,014)
Loss from continuing operations before income taxes	(102,154,096)	(41,903,175)	42,203,357	(101,853,914)

Income taxes	—	(300,182)	—	(300,182)

Net loss	$(102,154,096)	$(42,203,357)	$42,203,357	$(102,154,096)

Statement of cash flows for the year ended December 31, 2002:

	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Net cash (used in) provided by operating activities	$(21,180,788)	$34,179,091	$(5,814,460)	$—	$7,183,843
Net cash (used in) provided by investing activities	(32,360,921)	(29,684,007)	499,433	3,627,000	(57,918,495)
Net cash provided by (used in) financing activities	41,358,833	1,311,379	5,195,693	(3,627,000)	44,238,905
Net decrease in cash on hand and in banks	(12,182,876)	5,806,463	(119,334)	—	(6,495,747)

Cash on hand and in banks at beginning of the year	11,200,148	1,182,280	193,622	—	12,576,050

Cash on hand and in banks at the end of the year	$(982,728)	$6,988,743	$74,288	$—	$6,080,303

Statement of cash flows for the year ended December 31, 2003:

	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Net cash provided by (used in) operating activities	$608,997	$7,217,067	$(556,100)	$—	$7,269,964
Net cash provided by (used in) investing activities	3,807,597	(6,138,482)	—	2,148,000	(182,885)
Net cash (used in) provided by financing activities	(9,963,504)	780,326	579,294	(2,148,000)	(10,751,884)
Net (decrease) increase in cash on hand and in banks	(5,546,910)	1,858,911	23,194	—	(3,664,805)

Cash on hand and in banks at beginning of the year	5,618,403	387,612	74,288	—	6,080,303

Cash on hand and in banks at the end of the year	$71,493	$2,246,523	$97,482	$—	$2,415,498

Statement of cash flows for the year ended December 31, 2004:

	Tricom, S.A. Parent Co.	Subsidiaries Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Net cash provided by (used in) operating activities	$17,563,423	$12,108,557	$—	$(7,461,165)	$22,210,815
Net cash (used in) provided by investing activities	(13,763,536)	3,330,496	—	7,461,165	(2,971,875)
Net cash used in financing activities	(2,842,369)	(1,221,896)	—	—	(4,064,265)
Net increase in cash on hand and in banks	957,518	14,217,157	—	—	15,174,675

Cash on hand and in banks at beginning of the year	71,493	2,246,523	—	97,482	2,415,498

Cash on hand and in banks at the end of the year	$1,029,011	$16,463,680	$—	$97,482	$17,590,173

15          Stockholders’ Equity

Introduction.

The authorized capital stock of the Company consists of 55,000,000 shares of Class A common stock and 25,000,000 shares of Class B common stock.

Subject to the matters described in Note 3 and under “December 2002 Private Placement” (the “Placement”) below, all of the Company’s outstanding shares are duly authorized, validly issued and fully paid. Both classes of capital stock vote together as a single class, except on any matter that would adversely affect the rights of either class. The Class A common stock has one vote per share and the Class B stock has ten votes per share. The economic rights of each class of capital stock are identical.

December 2002 Private Placement.

In December 2002 the Company completed the Placement of 21,212,121 shares of Class A Common Stock, as described in Note 3. Various related parties were involved in the Placement as described in Notes 3 and 7. In its letter requesting initiation of the Special Committee’s investigation, KPMG stated that the investigation should determine whether the Placement qualified to be recorded as equity on the Company’s consolidated balance sheet as at December 31, 2002. The resolutions appointing the Special Committee authorized it to, among other matters, conduct a review of the Placement to determine facts reasonably necessary to allow the Company and its advisors to determine the appropriate accounting treatment to be given to the Placement. The Special Committee Report included a report by BDO that, in summary, stated that varying conclusions as to whether the Company properly accounted for the Placement can be reached based on different hypothetical fact scenarios. Under certain hypothetical fact scenarios, the accounting treatment of the Placement as equity would remain unchanged. Under certain alternative hypothetical fact scenarios, BDO stated that the consolidated financial statements of the Company included in its Annual Report on Form 20-F for the fiscal year ended in December 31, 2002 “should be restated to reflect the proceeds of the Placement as debt, or “mezzanine financing” (and not as “permanent equity”) if (a) the Placement and/or the conduct of the relevant parties related to the Placement could be deemed fraudulent and/or any applicable laws or regulations (including applicable SEC laws and regulations) were violated in connection with the Placement and (b) a court of competent jurisdiction, as a remedy in litigation initiated by the SEC or a third party, has power to, and possibly could, order and compel a rescission of the Placement.”  The company’s management is not at this time in a position to definitively determine which, if any, of BDO’s hypothetical scenarios most closely resembles the circumstances surrounding the Placement. Determinations as to the conduct of the relevant parties involved in the Placement are inherently fact intensive, and therefore uncertain, and in certain of the relevant jurisdictions it is unclear whether or not a rescission remedy would be available based on the facts currently known to the Company’s management. Furthermore, the Company has received advice from counsel representing its independent accounting firm questioning whether certain of the accounting literature cited by BDO in support of its rescission analysis is applicable to the circumstances surrounding the Placement.

In light of these uncertainties, and the limited records relating to the Placement available to it, the Company’s management has weighed the following factors, among others, in reaching a determination as to the appropriate accounting treatment of the Placement. On the one hand, the Company’s board minutes and stock books, the records of its transfer agent, the Company’s internal accounting records, certain resolutions of the liquidator of Bancrédito Panama, the stated purpose of the investor financing provided by Bancredito Panama, and those records available to the Company’s management documenting the application of the proceeds of the Placement, all indicate that Class A common stock was issued in the Placement, supporting the Company’s management’s belief that the intent behind, and the effect of, the transaction was to increase stockholders’ equity. These factors would tend to indicate that the Placement should continue to qualify to be recorded as equity on the Company’s balance sheet as at December 31, 2002. On the other hand, the incomplete nature of the records of the transaction currently available to the Company’s management, in particular the lack of subscription or similar documentation establishing a legal relationship between the Company and the investors, incomplete and in some cases inconsistent records as to both the receipt and application by the Company of the proceeds of the Placement, the possible non-recourse nature of the financing provided to the investors in the Placement, the involvement of related parties in providing that financing, and suggestions that negotiation of the transactions surrounding the Placement was not in all respects at arm’s length, raise questions as to whether the Placement should continue to be recorded as equity in accordance with generally accepted accounting principles. After weighing these factors, the Company’s management has concluded that, on balance, the Placement should continue to qualify to be recorded as equity on its consolidated balance sheet as at December 31, 2002, but acknowledges that this conclusion is not beyond dispute and may change if additional information becomes available that is inconsistent with this treatment.

16        Expense in Lieu of Income Taxes

Through August 31, 2002, TRICOM, S.A. (Parent Company) paid its income tax based on the terms of a concession agreement signed with the government of the Dominican Republic that stipulated a fixed rate of 10% on gross revenues after deduction of local network charges plus 10% of all long distance revenues. This tax was never to be less than RD$18,000,000 (equivalent to $800,000). Total tax paid under this concession amounted to $5,896,644 for the eight month period ended August 31, 2002, and is presented as part of operating cost in the accompanying consolidated statements of operations.

17   Income Taxes

TRICOM, S.A. (Parent Company) and its subsidiaries operate in several jurisdictions and under different tax laws. The most relevant operations are located in the Dominican Republic, the United States of America and until February 2004, Panama. Accordingly, each subsidiary must file income and other tax returns for its operations in these and other jurisdictions. Because of the differences in the tax legislation in each country, each of the individual subsidiaries must file separate income tax returns instead of one return on a consolidated basis. Therefore, the information about corporate income tax expense for the years ended December 31, 2002, 2003 and 2004, respectively, represents the sum of the tax obligations of each of the consolidated subsidiaries.

The provision for income taxes consisted of the following:

	Current	Deferred	Total

Year ended December 31, 2002
U.S. Federal	$—	$164,268	$164,268
Dominican Republic (a)	(1,112,460)	(1,067,358)	(2,179,818)
	$(1,112,460)	$(903,090)	$(2,015,550)

Year ended December 31, 2003
U.S. Federal	$—	$569,073	$569,073
Dominican Republic (a)	(2,336,999)	408,065	(1,927,934)
	$(2,336,999)	$978,138	$(1,358,861)

Year ended December 31, 2004
U.S. Federal	$(470,666)	$—	$(470,666)
Dominican Republic	(134,978)	305,462	170,484
	$(605,644)	$305,462	$(300,182)

At December 31, 2002 the applicable taxes of the companies in the Dominican Republic were determined based on 1.5% of gross revenues for the three month and seventeen days period ended December 31, 2002, in the case of the subsidiary TCN Dominicana, and for the four month period ended December 31, 2002 in the case of TRICOM S.A (Parent Company), as established by fiscal regulations.

Effective September 1, 2002 TRICOM S.A. (Parent Company) elected to pay its corporate income tax in accordance with the Tax Code of the Dominican Republic, as amended. This Code establishes a tax that is the higher of 25% of the net taxable income or 1.5% of gross revenues. As a result of this new tax regime, TRICOM S.A. (Parent Company) paid $782,027 in 2002, based on 1.5% of its gross revenues, which is presented as income tax expense in the accompanying consolidated statements of operations for the year ended December 31, 2002.

At December 31, 2003, the applicable taxes of the companies in the Dominican Republic were determined based on 1.5% of gross revenues for the years ended December 31, 2003. At December 31, 2004, the applicable taxes of the companies in the Dominican Republic were determined based on 25% of the net taxable income of the Company for the year ended December 31, 2004.

The components of deferred tax assets and liabilities are as follows:

	2002	2003	2004
Deferred tax assets:
Deferred revenues	$679,046	$92,559	$376,293
Property, plant and equipment in the Dominican Republic	917,338	14,277,685	18,212,994
Net operating loss carry forward	532,455	59,780,760	—
Tax credit carry forward	96,369	96,369	—
Other	—	45,390	—
Gross deferred tax assets	2,225,208	74,292,763	18,589,287

Valuation allowance	(917,338)	(72,924,591)	(18,212,994)

Deferred tax assets, net	1,307,870	1,368,172	376,293

Deferred tax liabilities:
Property and equipment	2,553,088	886,349	661,795
US IRC Section 481 (a) adjustment	229,590	327,936	—
Accrued commission	264,216	—	—
Other – net	49,689	141,712	—
Gross deferred tax liabilities	3,096,583	1,355,997	661,795

Deferred tax, net	$(1,788,713)	$12,175	$(285,502)

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In the consolidated financial statements for the year ended December 31, 2002, as originally published, the Company’s 2002 non-current liability for deferred income taxes was reported as $1,691,779, but should have been $2,573,179. This discrepancy arose because, when management calculated fiscal assets, they adjusted fiscal assets upwards to reflect an inflation index, as permitted by Dominican Republic tax law. This is not however, permissible under United States generally accepted accounting principles. This discovery was made subsequent to the initial issuance of the 2002 consolidated financial statements. The 2002 consolidated financial statements contained herein have been restated to reflect this correction.

At December 31, 2004, Tricom USA, the subsidiary in the United States has an unused net operating loss carry forward which for US income tax purposes may be used to offset future taxable income, if any, until 2024 and expires as follows:

Year	Amount

2013	$561,115
2015	38,173
2021	1,337,981
2022	11,699,337
2023	15,227,395
2024	34,681,203
Total	$63,545,204

18                      Commitments and Contingencies

A summary of commitments and contingencies at December 31, 2002, 2003 and 2004 is as follows.

(a)    Commitments.

(i)         TRICOM maintains contracts with foreign entities for the traffic of overseas calls. Such contracts require each entity to obtain the necessary facilities to establish, maintain and operate its respective terminals. The cost of each contract is based upon negotiated rates, which are computed based on the amount of traffic each month. For the years ended December 31, 2002, 2003 and 2004 this cost amounted to $9,963,769, $7,371,917 and $4,883,018, respectively, and is included in the cost of sales and services in the accompanying consolidated statements of operations.

(ii)       On May 8, 1997, the Federal Communications Commission (FCC) issued an order to adopt the provisions of the Telecommunications Act of 1996 relating to the preservation and advancement of universal telephone service (the “Universal Service Order”). The Universal Service Order requires all telecommunications carriers providing interstate telecommunications services to contribute to universal service by contribution to a fund (the “Universal Service Fund”). Universal Service Fund contributions were assessed based upon intrastate, interstate and international end-user gross telecommunications revenue effective January 1st through December 31st.

At December 31, 2002, 2003 and 2004 the Company contributed $48,713, $62,268 and $50,504, respectively, to the “Universal Service Fund” on end-user telecommunications revenue of $675,567 in 2002, $2,298,904 in 2003 and $594,498 in 2004. The contribution paid is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

(iii)      The subsidiary dedicated to cable television systems operations has contracts with television and network companies around the world for the transmission of programming content in the Dominican Republic. Such companies required monthly payments that range between $0.08 and $12.50 per subscriber in 2002, between $0.05 and $0.16 per subscriber in 2003 and between $0.05 and $12.50 per subscriber in 2004.The terms of these contracts fluctuate between two and three years and are renewable at the option of the parties. For the periods ended December 31, 2002, 2003 and 2004, the total amount of these payments was $6,541,489, $6,682,249 and $5,359,768, respectively. These amounts are included as part of the cost of sales and services in the accompanying consolidated statements of operations. The subsidiary has a trade agreement with Omnimedia S.A. a related party, to receive publicity services in exchange for television services (advertising announcements). Part of the agreement involves managing the international cable programmers. Omnimedia S.A. made payments to these international cable programmers, with no income tax retention;

according to management the cable programmers offer products not services. According to the income tax law in Dominican Republic, these payments could be considered foreign services subject to 25% income tax withholding.

(iv)       The telecommunications law of the Dominican Republic (Law 153-98) requires that companies operating in this sector pay to the Instituto Dominicano de Telecomunicaciones (INDOTEL) a monthly fee equivalent to 2% of their international net income. As of December 31, 2002, 2003 and 2004, this expense amounted to $497,550, $668,123 and $462,165, respectively, which is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

(v)        The Company has employment agreements with certain of its executive officers, the terms of which expire at January 14, 2006. Such agreements provide minimum salary levels, as well as incentive bonuses that are payable if specified management goals are reached. The aggregate commitment for future salaries at January 15, 2004, excluding bonuses, is approximately $3,626,028.

(vi)       The Company has engaged several financial advisory firms to assist in its financial restructuring  process. Currently, the Company has monthly commitments from retainer and advisory fees related to its financial restructuring in the aggregate of approximately $700,000. In addition, the Company has contingencies in the aggregate of approximately $1,000,000 for success-based advisory compensation fees upon the completion of the Company’s restructuring process.

(vii)     The subsidiary Tricom USA, Inc. has guaranteed loans made to Tricom S.A., its parent company. Two guarantees are to The International Bank of Miami as lender and Export-Import Bank of the United States for $36,002,530 on July 2000 and $20,000,000 on November 2000 respectively. The first is a five-year loan with an interest rate equal to the sum of LIBOR for the applicable period plus 2.25 percent per annum; the second has the same interest rate and the loan payment term could be from two to seven years. The outstanding balance as of year-end is $40,481,013. The third is a corporate guarantee to the Export Development of Canada for $1,122,000 on May 27, 2002 with the rate of interest of LIBOR plus 4% per annum. The loan term is 18 months to be paid in 5 consecutive semi-annual installments commencing on September 30, 2002. This loan is to be paid in three installments, the last installment is due in June 30, 2004 and the interest rate is equal to the sum of Eurodollar rate and the applicable margin. Since October 2003, TRICOM, S.A. has made no interest or principal payments on any of its debt. TRICOM, S.A., is negotiating with the lenders but at this time there is no assurance that an agreement will occur.

(b)    Lease Obligations.

The Company maintains operating leases for the use of office space, telecommunications centers, commercial offices, warehouse, automobiles and others. These operating leases are renewable at the end of the lease period, which is usually one year. Expenses for these leases in 2002, 2003 and 2004, amounted to approximately $2,900,000, $2,000,000 and $922,370, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations. The commitment for lease payments for the next five years is as follows:

Year	Amount
2005	$245,489
2006	226,409
2007	211,259
2008	100,034
2009 and beyond	100,034

(c)    Legal Proceedings.

(i)         In August 1999, a Dominican company and two individual plaintiffs sued the Company before the Dominican courts for alleged losses and damages of up to approximately RD$200,000,000 (approximately $6,250,000) resulting from the imprisonment by the Dominican authorities of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that the Company instigated following an irregular increase in telephone traffic at certain telephone numbers. The court rejected the action for lack of evidence. However, the plaintiffs appealed, and the appeal is pending decision. After consulting with legal counsel, the Company believes that this matter will not have a material adverse effect on its results of operations and financial position in the case of an adverse decision.

(ii)       As of December 31, 2002, 2003 and 2004, the Company has been involved in other lawsuits and legal proceedings arising from the ordinary conduct of its business. Such claims generally relate to tort and contractual actions for damages. Claims pursuant to such suits and proceedings amounted to approximately $8,800,000 (RD$198,900,000) in 2002, $6,175,000 (RD$226,260,000) in 2003 and $8,000,000 (RD$256,000,000) in 2004. Management has evaluated these suits and proceedings and believes that the final outcome of these matters will not have a material adverse effect on the Company’s results of operations and financial position.

(iii)      In addition to the cases mentioned in the foregoing paragraph, a number of motor vehicle accident cases involving vehicles owned by TRICOM and covered by TRICOMS’s insurance company are pending as the result of the impending liquidation by the Superintendence of Insurance. Any liability to TRICOM in these cases would have been covered by the insurance policy, but now would be assumed by TRICOM directly, even though a claim would be made as a part of the liquidation at the proper time. The amount of the potential liability that could be derived from such cases has been subjected to a cap of up to $1,000,000 (RD$34,000,000). These cases, in the Company’s view, will not have a material adverse effect on its operations.

(iv)       Grupo Económico Suit. In April 2004, a suit was brought seeking to have the Company and many other co-defendants (including, inter alia, The Central Bank, The Leon Bank and GFN) held jointly and severally liable for the amounts owned by certain affiliates of Bancrédito Dominican Republic to the plaintiffs. The judge issued her decision, which basically confirmed that the tripartite contract for the acquisition by the Leon family of Bancrédito had to be honored, and rendered judgment against certain of the defendants in the amount of $156,000,000, which was subsequently reduced (upon a motion filed by the same plaintiffs) by the same judge to approximately $13,000,000. The judgment, did not include TRICOM or any of its subsidiaries, but there remains the possibility that, as a result of an appeal, the case could be re-opened, and hence TRICOM could then become a co-defendant before the Court of Appeals. In light of the reasoning behind the judgment of the Court of First Instance, however, it is unlikely in our view that the Company could be affected by any decision of the Court of Appeals.

(v)        On May 8, 2001, BSC of Panama, S.A., a subsidiary of BellSouth, which owns one of the two cellular telecommunication concessions granted by the Panamanian government, requested that the Panamanian Ente Regulador de los Servicios Públicos, or Ente, investigate TRICOM Panama, S.A. for violations of the Telecommunications Act and the Ente’s regulations. BellSouth claimed that TRICOM Panama:

•                      Used its iDEN® based trunking services to provide cellular telecommunications services, in violation of its license; and

•                      Although the Company proved that its iDEN® system has been modified to disable “hands off” capabilities; the fact that the equipment had these capabilities represented a breach of regulations and the Company’s license.

The Ente has not issued any ruling on BellSouth’s request, but stated publicly that Panamanian regulations do not limit the provision of wireless services to a particular technology.

On February 12, 2004, the Company signed a transaction agreement with BellSouth, in which, BellSouth agreed to stop the proceeding against TRICOM Panama, S.A. pending in the branch of “Juzgado undécimo del Primer Circuito Judicial de Panamá, Civil Branch” (Panamanian courts). TRICOM Panama, S.A. also agreed to withdraw its demand for reconnecting to Bell South’s network against BellSouth in the same proceeding.

(vi)      TRICOM USA is the subject of a claim by GE Tennessee for liquidating damages in the amount of $15,171,119 arising from TRICOM USA’s Inc. early termination of an aircraft lease agreement. It is counsel’s opinion that damages awarded in the event of an unfavorable determination will be substantially less than the full amount demanded by GE Tennessee. According to counsel the text of the work-out agreement proposed by GE Tennessee’s counsel recites that the total amount due under the lease agreement as of November, 2003 was the “termination value” less the current fair market value of the aircraft which was estimated at $8,500,000.

After the conclusion of the last arbitration hearing of April 2005, but prior to the issuance of an award by the panel of arbitrators, the Company, Tricom S.A., GE Puerto Rico and GE Tennessee executed a term sheet by which they agree to settle. According to the term sheet, the Tricom USA and Tricom, S.A., jointly and severally, will be obligated to pay a total of $6,000,000 over seven-year period, with interest at a rate of 9% per annum, in full satisfaction of all amounts. In the event of default then the amount of the obligation will increase to $7,400,000 less the amount of any principal repayments made prior to those events. The Company’s advisors are in the process of negotiating definitive documentation to effectuate the settlements outlined in the term sheet. During 2003, the Company recognized a liability of $5,871,119 and during 2004 recognized a liability for accrued interest of $468,150. This provision is included as part of accrued expenses in the balance sheet as at December 31, 2004.

GE Puerto Rico also asserted a claim against Tricom S.A., and Tricom USA for the balance due under a loan agreement dated December 26, 2000, pursuant to a cross-collateral and “cross-default agreement” by which the Company agreed that a default by Tricom, S.A under the telecommunications loan would also be a default by the Company.

In June 2002, FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146) “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Statement 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. During the year 2003, the subsidiary TRICOM USA, Inc., recognized a liability for early termination of the operating lease agreement referenced above, which is included as part of other charges and special items in operating costs and expenses in the accompanying consolidated statements of operations for the year ended December 1, 2003.

This cost is calculated as follows:

Liquidating damages	$15,171,179
Fair market value of retuned leased asset	(8,500,000)
Net amount of damages	6,671,179
Other associated cost	700,000
Cost of terminating operating lease	7,371,179
Less deposit	(1,500,000)
Provision for termination of operating lease (a)	$5,871,119

(a)           This provision is included as part of accrued expenses in the accompanying consolidated balance sheet at December 31, 2003 and 2004.

(vii)    On April 24, 2003, a complaint was filed, and an adversary proceeding commenced against the Company by certain debtors, including Facilicom International LLC in connection with the bankruptcy case of World Access Inc., currently pending in the United States Bankruptcy Court. Debtors are seeking to reclaim approximately $448,000 in preferential payments from the Company. Counsel believes that there is an absolute bar to the preference action by virtue of a Stipulation entered into by the Company and the Debtor prior to the filing of the complaint with the Bankruptcy Court on March 29, 2002 pursuant to the Bankruptcy Court’s Order Granting Debtors Global Authority to settle and Compromise Claims. The Stipulation includes a general release between the parties. Counsel believes that the preference action will ultimately be dismissed as having been unconditionally released pursuant to the Stipulation.

No amounts have been recorded in the accompanying financial statements related to these legal proceedings.

(viii)    Other Charges and Special Items.

Cost of terminating operating lease	$7,371,119
Certificates written-off	4,830,530	(*)
Insurance claim write-off	700,000
Taxes penalties paid (Note 18 (d))	2,968,895
	$15,870,544

(*)            Corresponds to Certificates of Bancrédito Panama and SEGNA S.A written-off by the Company for the amounts of  $4,452,316 and $378,214 respectively, representing RD$184.8 million and RD$15.7 million respectively.

(d)     Dominican Tax Matters.

During 2001, the fiscal authorities of the Dominican Republic audited the tax returns of the Company and its compliance with the tax law as it relates to withholding and other taxes for 1999 and 2000 and through June 2001. In June 2002, the Company received notice from the Dominican tax service claiming that the Company owed additional amounts in respect of taxes in lieu of income taxes for the period from January 1, 1999 through June 30, 2001 (the last day through which Dominican authorities have audited tax payments) and for withholding tax on the wholly-owned subsidiary TRICOM Latinoamérica and on certain other payments. At December 31, 2003, the amount related to expense in lieu of income tax for which the income tax authorities presented claims to the Company totaled approximately RD$98.8 million ($5.3 million), plus interest and penalties. This claim was settled with the tax authorities during 2003 for approximately $72,000.

This amount is presented as part of other expenses in the accompanying consolidated statements of operations for the year ended December 31, 2003.

The Dominican Tax Authority also claims that the Company was required to withhold and pay to them 25% of the amount of the investment in TRICOM Latinoamérica, S.A. The 25% withholding tax generally applies for payments made for services rendered by non-Dominican vendors and for certain dividends. The tax authorities are seeking $5 million, plus penalties and interest of $9 million, for a total of approximately $14 million (RD$435 million) at December 31, 2004. The Company contested the claim, indicating that there is no requirement to withhold tax on investments in a wholly owned subsidiary.

The Company has appealed the Tax Authority’s determination to the Ministry of Finance, and both the Company and the Tax Authority have the right to appeal any determination by the Ministry of Finance to the tax courts. The Company considers that it has complied with its tax obligations, and estimates that no additional amounts of tax are due.

On January 6, 2006, Tricom was notified by the Tax Authority of the Dominican Republic by OGC Num-416 to rectify the tax return for fiscal year-ended December 31, 2004. According to the Tax Authority, the return presents prior period losses, which are being used to reduce taxable income for the current year.

The Tax authority considers that this tax treatment does not apply under the correct interpretation of article 297, paragraph I and IV of the Tax Code of the Dominican Republic; later revised by Law No. 147-00 on December 27, 2000. The revised tax law established a minimum tax of 1.5% on gross income and the presumption of the existence of taxable income, eliminating any possibility for the taxpayer to offset prior period losses against taxable income.

The amount not allowed by the Tax Authority amounts to $291,774,043 (RD$12,286,604,934). On January 17, 2006, the Company presented a petition requesting the elimination of notification OGC No. 416. At the time of issuance of this report, the Company has not received any response from the Tax Authority.

(e)    2002 Private Placement.

Under SFAS 5 the Company is required to disclose certain loss contingencies and to determine whether an accrual for the estimated loss arising out of such contingencies should be made in its financial statements. This determination is made based on assessments as to the likelihood that the future event will confirm the loss or liability in question. To date, no claims arising out of the events relating to the Placement have been asserted in any jurisdiction in any litigation or similar proceedings brought against the Company or its subsidiaries. Nevertheless, the Company has received indications that one or more of the liquidators of the Bancrédito entities in Panama and the Cayman Islands believe that they have claims in connection with the Placement, although the Company is unable at the present time to determine either the probability of such claims being asserted against it, or the validity or amount of such claims if they are asserted. The Joint Liquidators of Bancredit Cayman have, in connection with a Chapter 15 Petition filed in the Bankruptcy Court for the Southern District of New York, served subpoenas on the Company and certain of its subsidiaries seeking documents relating to the Placement. In addition, Tricom believes that it is possible that other parties may assert claims arising out of the Placement. Claims brought on behalf of the Bancredito entities and others could, in the aggregate, equal or substantially exceed the $70 million amount of the Placement, in particular if the claimants seek rescission of the Placement or certain related transactions.

At this time the Company is not able to determine with any certainty who might assert claims, the precise nature of any claims that may be asserted, the jurisdiction in which such claims may be brought, the theories on which such claims may be based, the validity of any such claims, whether viable defenses would be available to such claims and whether any judgment or award arising out of such claims would be enforceable against the Company’s or its subsidiaries’ assets. Accordingly, while it is possible that the Company will in the future need to establish loss contingencies relating to the Placement, the Company’s management does not believe that this is necessary at the present time.

(f)     Confirmation Letter from Liquidator Bancredit Cayman Limited.

In response to a letter dated October 5, 2006 sent by Tricom S.A to the liquidator of Bancredit Cayman Limited requiring documentary support related to the 2002 Private Placement, Tricom S.A. received a response letter dated November 24, 2006 from the Bancredit Cayman Limited Liquidator purporting to have a claim against the Company of $70,000,000 in connection with the "Private Placement" and referencing as support for the claim resolution No 056-2004 issued by the Liquidator of Bancrédito Panama S.A., which establishes that there were thirteen (13) loans issued to thirteen (13) different borrowers who invested the total amount of the loans in Tricom S.A. class A common shares. The details of the borrowers are as follows.

Name	Relationship to the Company	Number of class A common shares	Amount of Investment
GFN, S.A.	Wholly owned and controlled by Manuel Arturo Pellerano	2,878,788	$9,500,000

Marino A. Ginebra	Director	606,061	2,000,000

Investors believed by the Company’s management to be unaffiliated.	None to the knowledge of the Company’s management	17,727,272	58,500,000

TOTAL		21,212,121	$70,000,000

The funds received from 2002 Private Placement were used by the Company, according to its internal records, as follows:

Bancredito Panama, for repayment of Tricom loans, credit lines, letters of credit and past due interest			$35,582,461

Bancredito Cayman, for repayment of Tricom and Telecable loans, over drafts and past due interest			9,846,384

Bancredito Domican Republic, for repayment of Tricom and Telecable loans, credit lines, overdrafts and letters of credit			16,757,543

Segna, for repayment of Tricom loans and payment of premium on directors and officers insurance policy			4,464,035

Conaresa, for payment of past due amounts owed by Tricom			1,754.656

ACYVAL finder’s fee			1,400,000

Other issuance costs			194,921

TOTAL			$70,000,000

The mentioned resolution of the liquidator of Bancrédito Panama suggests that, $20,964,510.71 of the funds loaned to the investors in the Placement were never turned over to Bancredit Cayman Limited and acknowledges a claim for such amount owed by Bancrédito Panama to Bancredit Cayman Limited. Nevertheless, there is not sufficient evidence or documentation to support the $70,000,000 claim per the Bancredit Cayman Limited Liquidator or to justify a contingency accrual in the 2002 financial statements. Under SFAS 5 (see Note 18 (e)) it is possible that the Company will in the future need to establish loss contingencies relating to the Placement, but, at this time the Company’s management does not believe that is necessary.

(g)    Penalty Interest Arising out of Lease and Other Obligations.

According to SFAS 5, if the conditions for the accrual of a loss contingency are not met but a loss is nevertheless considered probable or reasonably possible, financial statement disclosure of the loss contingency is required. The disclosure should contain a description of the nature of the loss contingency and the range of possible loss, or include a statement that an estimate of the loss cannot be made.

Between 1999 and 2002, the Company entered into a series of capital leases with Compañia Nacional de Arrendamientos, S.A. (“Conaresa”), at that time a related company. The entity was sold to Banco Leon during 2003 in a transaction also involving the Central Bank of the Dominican Republic. These lease agreements provide for the lease to the Company of telecommunications equipment, automobiles, and other fixed assets.

The installments payable under the above-mentioned lease agreements include lease rental payments and other expenses such as taxes and fees. The lease agreements also provide for the payment of penalty (moratorium) interest on overdue balances, to be calculated at a rate established by Conaresa. No fixed or determinable rate is specified; rather, the amount and conditions of penalty interest can be unilaterally set by Conaresa.

In June 2005, the Company received a payment opposition from GFN, S.A. (“GFN”) freezing in the Company’s hands any payments or other amounts owed by the Company to Conaresa, up to an amount of $38.7 million (RD$1.349 billion) (that is, double the amount of GFN’s claim against Conaresa, as is customary in the case of payment oppositions under Dominican law). When an entity receives a payment opposition addressed to one of its creditors, the entity in question must refrain from making any payments in violation of the payment opposition (as otherwise it may become liable for damages to the party who served the opposition) until it is lifted by means of a court order or as a result of a settlement between the conflicting parties. In May 2007, the Company received two further notices under which (i) Artag Meridian Ltd., an entity related to GFN, advised that it had acquired GFN’s aforesaid claims; and (ii) the above-mentioned opposition against Conaresa was reiterated, this time by Artag Meridian, as GFN’s assignee.

For the foregoing reasons, at this time the Company is prevented from making any payments to Conaresa. Furthermore, the Company has not established any accrual for penalty interest that might arise out of these lease agreements because it believes that any claim based on the lease provision described above would be without merit. Nevertheless, there can be no assurance that any legal proceedings on this issue would be resolved in the Company’s favor. Accordingly, while it is possible that the Company may in the future need to establish a loss contingency relating to penalty interest arising out of these lease agreements, the Company’s management does not believe that this is necessary at the present time.

19                      Business and Credit Concentration

In the normal course of business, the Company has accounts receivable from carriers. Although the Company’s exposure to credit risk associated with non-payment by these carriers is affected by conditions or occurrences within the industry, most of these receivables are due from large, well-established companies. The Company does not believe that this concentration of credit risk represents a material risk of loss.

20                      Pension Benefits

Effective September 1, 2000, AFP Siembra, S.A., a related party pension management company (see Note 7), assumed the administration of the Company’s pension plan as individual defined contribution accounts similar to the United States 401(k) plan. The plan management company maintains the investments on behalf of plan participants and reports changes in the value of the individual accounts using the unit investment system. Under this plan, each participant has his or her own individual capitalization account, which was opened with total contributions and benefits accrued in the predecessor pension plan. Under this arrangement, the Company contributes 5% of the employee’s salary and the employee contributes 4%. For the years ended December 31, 2002, 2003 and 2004, the Company’s expense for this plan was approximately $662,000, $457,000 and $137,000, respectively, and is included as part of general and administrative expenses in the accompanying consolidated statements of operations.

The pension management company guarantees a minimum return of 1.5% over the mean of the average bid interest rate offered by certificates of deposit from Dominican commercial and multiple service banks reported by the Central Bank of the Dominican Republic, determined monthly, considering the date on which the funds entered the individual account.

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

21                      Legal Reserve

Article 58 of the Code of Commerce of the Dominican Republic requires all companies to segregate at least 5% of their net earnings as a legal reserve until such reserve equals 10% of its paid-in capital as disclosed in the Consolidated Statements of Stockholders’ Equity (Deficit). This reserve is not available for distribution as dividends, except in case of the dissolution of the corporation.

22                      Stock Option Plan

On May 4, 1998, the Company initiated a Long-term Incentive Plan (the Plan), in which certain employees could be granted options to purchase shares of the Company’s common stock. The Plan is administered by the Board of Directors of the Company and has the authority to determine which employees will participate in the Plan.

The Plan authorizes grants of options to purchase up to 750,000 of authorized company shares. Stock options are granted with an exercise price equal to the stock’s fair market value at the date of the grant. All stock options have a term of ten-years and become exercisable after one to three years from the date of the grant.

At December 31, 2002, 2003 and 2004, there were 338,963, 412,409 and 500,870 additional shares available for grant under the Plan, respectively.

Changes in the number of shares subject to the option are summarized as follows.

Description	Options	Weighted Average Exercise Price

Balance, December 31, 2001	483,947	7.17
Granted	2,000	3.00
Surrendered	(74,910)	7.42
Balance December 31, 2002	411,037	7.11
Surrendered	(73,446)	7.58
Balance, December 31, 2003	337,591	7.00
Surrendered	(88,461)	7.61
Balance, December 31, 2004	249,130	6.79

In 2001 the Board of Directors approved a stock option re-pricing pursuant to which the Company’s employees could elect to cancel granted options in exchange for new options with an exercise price of $7.00, which was the Company’s common stock price on the New York Stock Exchange at the moment.  Approximately 520,000 options were eligible for re-pricing, of which the Company cancelled 453,130 options and granted 241,994 options.

The number of re-priced options was also reduced proportionately. All other conditions were unchanged. Effective July 1, 2000, the FASB issued Financial Interpretation No. 44 (FIN 44) which amended APB 25 and requires “variable” accounting for all stock option re-pricing granted before six months of the cancelled date.  As a result, these options will require variable accounting until they are exercised, cancelled, forfeited or expired.  Under variable accounting, compensation expense must be measured by the difference between the exercise price and the market price of the Company’s stock at each reporting period amortized over the vesting period. The effect of the application of FIN 44 during 2002, 2003 and 2004 was not significant.

Exercise prices of options outstanding at December 31, 2002, 2003 and 2004 ranged from $3 to $16. The following table provides certain information with respect to stock options outstanding at December 31, 2002, 2003 and 2004:

	2002
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price

$3.00-$5.00	7,000	$3.46	9.26	—	$—
$5.01-$7.00	383,812	6.85	8.26	42,143	6.99
$7.01-$9.00	7,225	8.10	7.03	2,709	8.10
$9.01-$16.00	13,000	16.00	7.50

	411,037	$7.11	8.23	44,852	$7.55

	2003
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price

$3.00-$5.00	7,000	$3.46	8.26	—	$—
$5.01-$7.00	317,966	6.82	7.17	35,287	6.98
$7.01-$9.00	4,000	8.13	5.89	800	8.13
$9.01-$16.00	8,625	16.00	6.40	2,200	16.00

	337,591	$7.00	7.33	38,287	$7.52

	2004
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price

$3.00-$5.00	7,000	$3.46	7.26	1,875	$3.65
$5.01-$7.00	240,130	6.81	6.22	72,894	6.77
$9.01-$16.00	2,000	16.00	6.00	750	16.00

	249,130	$6.79	6.25	75,519	$6.79

The weighted-average fair value at the date of grant for options granted during 2002, 2003 and 2004 were $1.90, $0 and $0, respectively and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions.

	2002	2003	2004

Expected life in years	7.50	6.50	6.25
Interest rate	4.61	4.61	4.27
Volatility	45.31	69.34	100.00
Expected dividends	—	—	—

23        Fourth Quarter Results

During the last quarter of 2002, the Company recognized expenses of approximately $19 million as a result of the impairment of long-lived assets, intangible assets and goodwill based on the requirements of SFAS 142 and 144.

During the fourth quarter of 2003, the Company recognized expenses of approximately $191 million as a result of the impairment of long-lived assets, intangible assets and goodwill based on the requirements of SFAS 142 and 144.  Additionally, in the last quarter of 2003, the Company recognized an impairment loss for discontinued operations of approximately $38.6 million related to the Central America operations.

During the fourth quarter of 2004, the Company recognized approximately $17.4 in depreciation expenses (see Note 2.9) to reduce the useful life of some Long-Lived Assets.  The company did a survey in the telecommunications market and determined that the useful lives of some assets were not reasonable.

24        Segment Information

The Company has adopted Financial Accounting Standards Board Statement No. 131, “Disclosures about Segment of an Enterprise and Related Information”, which establishes standards for reporting information about a company’s operating segments.

Beginning in 2003, the Company changed its income statement reporting presentation in order to more accurately align its core product and service segments with how management evaluates its consolidated results of operations and to simplify the reading and understanding of its financial information, as well as facilitate benchmark comparisons with other telecommunications companies globally. As a result, certain amounts in the 2002 consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the new presentation.

The Company has divided its operations into six reportable segments, which include five core business reportable segments based upon similarities in revenue generation, cost recognition, marketing and management of its businesses. The Company’s five core business reportable segments are: Long Distance, Domestic Telephony, Mobile, Cable and Data and Internet. The Company’s sixth reportable segment corresponds to other revenues that are not generated from its core businesses.

The reporting segments follow the same accounting policies used for the Company’s consolidated financial statements and described in the summary of significant accounting policies. Management measures and evaluates reportable segments based on several factors, of which revenues and operating income (loss) are the primary financial measures.

The segments and a description of each are as follows:

•                       Long distance, which represents international long distance traffic generation and termination services, including those derived from the Company’s U.S.-based wholesale carrier and prepaid calling card operations, as well as outbound international and domestic long distance calls generated by the Company’s retail call centers and prepaid cards sold within the Dominican Republic;

•                       Domestic telephony, which represents local exchange services in the Dominican Republic;

•                       Mobile, which represents wireless communication services in the Dominican Republic, including cellular and PCS services and paging;

•                       Cable, which represents cable television basic and expanded programming services and other related services, including advertising sales to national advertisers on non-broadcast channels the Company carries over its cable communications systems;

•                       Data and Internet, which represents high speed broadband data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, frame relay, digital subscriber lines, or xDSLs; and

•                        Other segments, which represents all of the Company’s non-core business revenues.

Geographic:

	2002
	United States	Dominican Republic	Discontinued Operations – Central America	Elimination (a)	Consolidated

Long distance	$74,052,179	$37,658,433	$—	$(30,732,279)	$80,978,333
	362,776	161,424,801	—	—	161,787,577
Total revenues from external customers	$74,414,955	$199,083,234	$—	$(30,732,279)	$242,765,910

Net loss before income tax minority interest and discontinued operations	$(9,229,995)	$(58,881,080)	$—	$—	$(68,111,075)
Income tax	(164,267)	2,179,817	—	—	2,015,550
Net loss before minority interest and discontinued operations	(9,065,728)	(61,060,897)	—	—	(70,126,625)
Minority interest	—	—	1,870,833	—	1,870,833
Loss from discontinued operations	—	—	(9,178,970)	—	(9,178,970)
Net loss	$(9,065,728)	$(61,060,897)	$(7,308,137)	$—	$(77,434,762)
Identifiable assets (include long-lived assets)	$39,678,484	$801,592,200	$55,095,282	$(117,172,987)	$779,192,979

	2003
	United States	Dominican Republic	Discontinued Operations – Central America	Elimination (a)	Consolidated

Long distance	$77,559,120	$44,099,843	$—	$(29,571,116)	$92,087,847
	557,420	107,005,929	—	(663,683)	106,899,666
Total revenues from external customers	$78,116,540	$151,105,772	$—	$(30,234,799)	$198,987,513

Net loss before income tax minority interest and discontinued operations	$(12,794,736)	$(277,365,061)	$—	$—	$(290,159,797)
Income tax	569,074	(1,927,935)	—	—	(1,358,861)
Net loss before discontinued operations	(12,225,662)	(279,292,996)	—	—	(291,518,658)
Discontinued operations	—	—	(46,651,629)	—	(46,651,629)
Net loss	$(12,225,662)	$(279,292,996)	$(46,651,629)	$—	$(338,170,287)
Identifiable assets (include long-lived assets)	$40,491,094	$441,509,800	$10,661,300	$(53,817,210)	$438,844,984

	2004
	United States	Dominican Republic	Elimination (a)	Consolidated

Long distance	$61,156,846	$33,503,473	$(22,651,323)	$72,008,996
	832,908	116,028,939	(689,661)	116,172,186
Total revenues from external customers	$61,989,754	$149,532,412	$(23,340,984)	$188,181,182

Net loss before income tax minority interest and discontinued operations	$(36,665,106)	$(65,188,808)	$—	$(101,853,914)
Income tax	(470,666)	170,484	—	(300,182)
Net loss	$(37,135,772)	$(65,018,324)	$—	$(102,154,096)
Identifiable assets (include long-lived assets)	$41,068,670	$414,718,871	$(68,104,462)	$387,683,079

(a)        Revenues represent the elimination of the revenues between subsidiaries and the Company. Identifiable assets represent eliminations of inter-company accounts and investments in common stock between TRICOM, S.A. (Parent Company) in the Dominican Republic and the subsidiaries in United States and Central America.

Products and services:

	2002
	Long Distance	Domestic Telephony	Mobile	Cable	Data and Internet	Other (b)	Consolidated

Revenues from external customers	80,978,333	83,721,115	45,073,631	21,487,465	11,007,120	498,246	242,765,910
Intersegment revenues	—	5,547,502	3,124,127	—	—	—	8,671,629
Total revenues	80,978,333	89,268,617	48,197,758	21,487,465	11,007,120	498,246	251,437,539
Reconciling items intersegment revenues	—	(5,547,502)	(3,124,127)	—	—	—	(8,671,629)
Total consolidated revenues	80,978,333	83,721,115	45,073,631	21,487,465	11,007,120	498,246	242,765,910
Net earnings (loss) before income tax	(5,267,971)	(36,770,454)	(27,917,176)	1,905,117	(558,837)	498,246	(68,111,075)
Income tax	(227,007)	(233,985)	(125,972)	(1,397,791)	(30,795)	—	(2,015,550)
Earnings (loss) before discontinued operations	(5,494,978)	(37,004,439)	(28,043,148)	507,326	(589,632)	498,246	(70,126,625)
Loss from discontinued operations	—	—	(7,308,137)	—	—	—	(7,308,137)
Net earnings (loss)	(5,494,978)	(37,004,439)	(35,351,285)	507,326	(589,632)	498,246	(77,434,762)
Identifiable assets	63,263,947	304,839,221	196,784,655	79,641,461	16,080,888	118,582,807	779,192,979
Interest revenues	120,369	955,749	663,845	109,227	30,192	103,382	1,982,764
Interest expenses	(3,903,324)	(30,992,938)	(21,527,124)	(3,542,023)	(979,084)	(3,352,383)	(64,296,876)
Depreciation expense	(4,018,525)	(31,907,648)	(22,162,465)	(3,646,561)	(1,007,981)	(1,359,214)	(64,102,394)
Capital expenditure	3,620,296	23,446,404	13,971,185	10,507,695	2,284,110	2,284,110	53,829,690

	2003
	Long Distance	Domestic Telephony	Mobile	Cable	Data and Internet	Other (b)	Consolidated

Revenues from external customers	92,087,847	59,475,203	29,231,686	13,584,637	4,486,692	121,448	198,987,513
Intersegment revenues	—	3,847,892	2,868,341	—	—	—	6,716,233
Total revenues	92,087,847	63,323,095	32,100,027	13,584,637	4,486,692	121,448	205,703,746
Reconciling items intersegment revenues	—	(3,847,892)	(2,868,341)	—	—	—	(6,716,233)
Total consolidated revenues	92,087,847	59,475,203	29,231,686	13,584,637	4,486,692	121,448	198,987,513
Net earnings (loss) before income tax	(18,957,719)	(77,281,257)	(167,943,116)	(6,735,330)	(19,363,823)	121,448	(290,159,797)
Income tax	(564,440)	(718,173)	(226,475)	190,703	(40,476)	—	(1,358,861)
Earnings (loss) before discontinued operations	(19,522,159)	(77,999,430)	(168,169,591)	(6,544,627)	(19,404,299)	121,448	(291,518,658)
Loss from discontinued operations	—	—	(46,651,629)	—	—	—	(46,651,629)
Net earnings (loss)	(19,522,159)	(77,999,430)	(214,821,220)	(6,544,627)	(19,404,299)	121,448	(338,170,287)
Identifiable assets	62,382,511	229,060,042	34,558,200	51,899,330	575,928	60,368,973	438,844,984
Interest revenues	97,051	785,429	152,161	109,282	18,365	41,542	1,203,830
Interest expenses	(5,284,949)	(42,770,544)	(8,285,948)	(5,950,956)	(1,000,087)	(2,262,011)	(65,554,495)
Depreciation expense	(5,647,733)	(45,706,509)	(8,854,734)	(6,359,457)	(1,068,738)	(2,417,283)	(70,054,454)
Capital expenditure	398,354	2,592,634	2,924,907	4,545,645	324,886	—	10,786,426

	2004
	Long Distance	Domestic Telephony	Mobile	Cable	Data and Internet	Other (b)	Consolidated

Revenues from external customers	72,008,996	64,973,871	32,123,985	13,651,113	5,354,729	68,488	188,181,182
Intersegment revenues	—	3,527,942	2,252,883	—	—	—	5,780,825
Total revenues	72,008,996	68,501,813	34,376,868	13,651,113	5,354,729	68,488	193,962,007
Reconciling items intersegment revenues	—	(3,527,942)	(2,252,883)	—	—	—	(5,780,825)
Total consolidated revenues	72,008,996	64,973,871	32,123,985	13,651,113	5,354,729	68,488	188,181,182
Net earnings (loss) before income tax	(32,540,216)	(54,274,468)	(8,301,760)	(5,238,069)	(1,567,889)	68,488	(101,853,914)
Income tax	(470,666)	—	—	170,484	—	—	(300,182)
Net earnings (loss)	(33,010,882)	(54,274,468)	(8,301,760)	(5,067,585)	(1,567,889)	68,488	(102,154,096)
Identifiable assets	61,817,191	195,559,882	30,383,936	42,942,282	1,797,649	55,182,139	387,683,079
Interest revenues	33,230	64,026	39,524	83,658	2,338	—	222,776
Interest expenses	(9,380,827)	(32,327,083)	(15,728,096)	(5,320,763)	(941,053)	—	(63,697,822)
Depreciation expense	(13,118,393)	(46,227,019)	(5,831,811)	(8,111,033)	(157,968)	(1,580,156)	(75,026,380)
Capital expenditure	298,169	6,441,058	3,991,082	717,291	881,475	948,190	13,277,265

(b)       Other identifiable assets include administrative/corporate assets which are not revenue generating.  Also include construction in process and communication equipment pending installation, which at December 31, had not been placed in service and were not specifically associated with any business segment. Other remaining assets do not meet any quantifiable test for determining reportable segments.

25        Discontinued Operations

During the last quarter of 2003, the Company began negotiating with various Panamanian groups for the sale of its assets located in Panama, Salvador and Guatemala, which at December 31, 2003 had a book value of $49,228,323. The net sale price of these assets was $10,661,300.  The sale was completed in January 2004. As a result of the sale, the Company recognized an impairment loss on assets held for sale amounting to $38,567,023, which is presented as part of discontinued operations in the consolidated statements of operations for the year ended December 31, 2003.

As a result of the sale, in 2003 the Company reclassified its prior period-consolidated financial statements to reflect the operations in Central America as discontinued operations.

Summarized financial information for Central America operations (discontinued operations) is set forth below.

	2002	2003	2004

Revenues	$2,741,653	$6,202,277	$—

Operating loss	$(9,176,469)	$(47,079,031)	$—

Loss before minority interest	(9,178,970)	(46,651,629)
Minority interest	1,870,833	—	—

Net loss	$(7,308,137)	$(46,651,629)	$—

The effect of discontinued operations does not have any income tax effect for purposes of the consolidated financial statements.

The assets of the operations in Central America are presented in the consolidated balance sheet at December 31, 2003 under the caption “Assets held for sale”.  The carrying amounts of the major classes of these assets at December 31, 2003 are as follows.

Assets:	Amount
Accounts receivable	$955,664
Other current assets	596,377
Property and equipment, net	5,935,090
Other non current assets at cost, net of amortization	3,174,169
Total assets held for sale	$10,661,300

26        New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and change in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of.  It also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.  In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented on the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.  Goodwill and intangible assets not subject to amortization are tested annually for impairment and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.  SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001.  The Company adopted SFAS No. 144 on January 1, 2002.

In November 2001, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.  EITF Issue 01-09 addresses the recognition, measurement, and income statement classification for sales incentives offered to customers or manufacturers or resellers who are not end-customers. Sales incentives include discounts and generally any other offers that entitle a customer to receive a reduction in the price of a product by submitting a claim for a refund or rebate. Under EITF 01-09, the reduction in or refund of the selling price of the product resulting from any sales incentives should be classified as a reduction of revenue.  The Company adopted EITF Issue 01-09 on January 1, 2003.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishment has become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company’s financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for

Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken.   The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for interim periods beginning after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (VIE), an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003.   The application of this Interpretation is not expected to have an effect on the Company’s consolidated financial statements.  The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.  FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003.  For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005.  For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and no controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.  If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and no controlling interest of the VIE.  The application of this interpretation is not expected to have an effect on the Company’s consolidated financial statements of the year 2004.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatory redeemable financial instruments. For certain mandatory redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatory redeemable financial instruments.  The Company currently does not have any financial instruments that are within the scope of this Statement.

27        Fair Values of Financial Instruments

The following table presents the carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2002, 2003 and 2004. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. Amounts in parentheses represent liabilities.

	2002		2003		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	$6,080,303	$6,080,303	$2,415,498	$2,415,498	$17,590,173	$17,590,173
Accounts receivable, net	24,334,012	24,334,012	18,317,604	18,317,604	23,699,054	23,699,054
Certificates of deposit and other Investment	16,364,252	16,364,252	630,165	630,165	986,076	986,076
Borrowed funds to banks and related parties	(45,211,057)	(45,211,057)	(48,603,346)	(48,603,346)	(48,624,394)	(48,624,394)
Accounts payable	(34,164,111)	(34,164,111)	(27,014,670)	(27,014,670)	(21,435,268)	(21,435,268)
Interest payable banks and related parties	(11,595,595)	(11,595,595)	(32,981,235)	(32,981,235)	(90,245,976)	(90,245,976)
Other liabilities and deferred revenues	(11,874,142)	(11,874,142)	(8,879,366)	(8,879,366)	(8,265,581)	(8,265,581)
Accrued expenses	(6,241,795)	(6,241,795)	(13,224,636)	(13,224,636)	(14,567,024)	(14,567,024)
Commercial paper	(51,616,230)	(51,616,230)	(59,136,013)	(59,136,013)	(57,119,746)	(57,119,746)
Capital leases	(14,531,321)	(14,531,321)	(14,531,321)	(14,531,321)	(14,531,321)	(14,531,321)
Long-term debt – banks and related parties	(156,205,833)	(156,205,833)	(126,988,922)	(126,988,922)	(128,002,152)	(128,002,152)
Long-term debt – senior notes	(200,000,000)	(110,000,000)	(200,000,000)	(110,000,000)	(200,000,000)	(110,000,000)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

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

Capital leases, commercial paper and long-term debt-banks and related parties: The fair value was estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments by the Company’s bankers.

Long-term debt-senior notes: The fair value of this long term debt was estimated based on quoted market prices on the last business day of the year.

28        Impairment of Long-Lived Assets

During the years ended December 31, 2002 and 2003, the Company recorded asset impairment charges of $17,273,382 and $191,284,301 respectively in the consolidated statements of operations. During 2002, the Company recognized $12,084,483 impairment charges for tangible assets and $5,188,899 for intangible assets (including goodwill); and $165,087,637 and $26,196,664 respectively during 2003. Refer to note 9 for details of the intangible assets impairment charges.

The impairment charges for tangible assets are attributable to cellular assets (mobile segment) for $12,084,483 in 2002; and to cellular assets (mobile segment) for $151,369,075 and data and Internet (segment) for $13,718,292 in 2003, based on the deterioration of the telecommunications business in the Dominican Republic, which has been affected by a 84% devaluation of the Dominican peso with respect to the United States dollar (USD) in 2003. The USD is the functional currency of the Company. Also the Company has been impacted by increased competition for mobile telecommunication services and, in the case of data and Internet assets the Dominican Government cancelled a contract for Internet services to the public schools, which impacted the revenues generated for the related assets. The Company assessed the recoverability of certain long-lived assets in conformity with Statement of Financial Accounting Standard No. 144. The Company was required to reduce the carrying value of the assets to fair value and recognized an asset impairment charge because the carrying value of the affected assets exceeded the projected future discounted cash flows of these assets. Fair value is generally determined using a discounted cash flow analysis. The impairment charge is included as part of assets impairment in the accompanying consolidated statements of operations for the years ended December 31, 2002 and 2003.

The Company’s management reviews the estimated useful lives of its fixed assets. This review during 2003 indicated those actual lives for certain asset categories generally were longer than the useful lives used for depreciation purposes in the Company’s financial statements. As a result, the Company revised the estimated useful lives of certain categories of property, principally building, improvements communication, office, production, transmission equipments, hardware and other. The effect of this change during 2004 increased accumulated depreciation by $17.4 million approximately.

The change in estimates of the useful lives of fixed assets was based on comparison of the company’s useful lives with other companies’ useful lives of certain machinery and equipment. The Company made these changes to better reflect the estimated periods during which such assets will remain in service. Refer to Note 2.9 for change in accounting estimates of its fixed assets useful lives.

29        De-listing

On May 11 2004, the New York Stock Exchange, Inc. (NYSE) de-listed TRICOM, S.A.’s American Depositary Shares (ADSs), ticker symbol TDR. The NYSE reached its decision following the Company’s financial restructuring update announcement on May 6, 2004.

30        Subsequent Events

On December 2005, the Congress of the Dominican Republic modified some articles of Tax Law in connection with the entrance of the Free Trade Agreement with the United States and Central America (DR-CAFTA). This reform took place at January 1st, 2006.

The articles mainly affected by the Reform, were numbers II, III and IV related to the Income Tax (ISR).  The corporative income tax rate increased from 25% to 30%, to be applied in 2006 at 30%, 2007 at 29%, 2008 at 27% and 2009 at 25%.

Value Addvaloren Tax (ITBIS): The base of the tax was extended, including new products and services.

Selective tax for Consumption (ISC): The tax rate increased from 26% to 32.5%. The new tax rate for internal consumption is 13%.

Equally, the article V was added to institute an annual tax rate to the assets, equivalent 1% of the total assets of entities, as well as modification to the tax rate to the real estate property, to the banking transactions and taxes to fossil fuels.

Another important aspect of the Reform was the modification of the article 287 (Loss Carry Forward). According with this article the companies will be able to compensate their Loss Carry Forward with future taxable income, in a term of 5 years, base on 20% of the losses during the first three years and 80% and 70% of taxable income in forth and fifth years respectively.