Form 20-F
period 2005-12-31
TRICOM SA
filed 2007-10-29
CIK 1052124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED:

DECEMBER 31, 2005

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

At December 31, 2005, there were 45,458,041 shares of Class A Common Stock and 19,144,544 shares of Class B Stock issued and outstanding.

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

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ☐                                              Item 18  ☒

If this report is an annual, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

PART I.

ITEM 1.                                                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                     KEY INFORMATION

Special Note

We are filing this report during October 2007. Although we make reference to certain events and other developments that have occurred since December 31, 2005, the principal purpose of this report is to describe our business, operations, management, results of operations, financial condition, and other matters as at December 31, 2005 and during the historic periods ended on or before that date. For more detailed information on subsequent periods, reference should be made to annual reports and other filings that we expect to make in respect of those subsequent periods.

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

As a consequence of these factors, in September 2003, we announced that we would not be making a scheduled interest payment on our 11-3/8% Senior Notes due September 1, 2004. In October 2003, we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness. Subsequently, on September 1, 2004, we announced that we would not be making the $200 million principal payment on our 11-3/8% Senior Notes due September 1, 2004. As a result, we have defaulted on substantially all of our secured and unsecured indebtedness, which was approximately $447.5 million in principal amount as of December 31, 2005. In addition to our 11-3/8% Senior Notes due 2004, our indebtedness consists of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings.

Financial Restructuring.

We have engaged in discussions with the holders of our indebtedness regarding a restructuring. In April 2006 we announced that we had reached a non-binding agreement in principle with certain of our creditors on a consensual financial restructuring of our balance sheet. These creditors included an Ad Hoc Committee (the “Ad Hoc Committee”) comprised of certain holders of our 11-3/8% Senior Notes due 2004 and other significant creditors, as well as certain affiliates of GFN Corporation Ltd. (“GFN”), our majority shareholder, who are also significant creditors.

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

Executive Officer Resignations.

On June 17, 2005, we announced the resignation of Carl H. Carlson as President and Chief Executive Officer of the Company. Our Board of Directors selected Héctor Castro Noboa, Secretary and Vice-Chairman of the Board of Directors, to succeed Mr. Carlson as our Chief Executive Officer. Héctor Castro Noboa, a member of our Board of Directors since our formation in 1988, will remain on our Board of Directors. On August 13, 2004, we announced the resignation of Ramón Tarragó as Chief Financial Officer. Mr. Tarragó’s duties were assumed by Mr. Erwin Mendez, who was appointed as Vice President of Finance and Administration. Mr. Mendez had previously served as our Controller since November 2002.

Termination of Deposit Facility.

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

SELECTED FINANCIAL DATA

The following table provides selected financial and operating data of Tricom for the periods indicated. It has been derived from our consolidated financial statements for the periods in question. For fiscal years ended December 31, 2002, 2003, 2004, and 2005, the information has been derived from our consolidated financial statements which have been audited by our current independent registered public accounting firm, Sotomayor. For the fiscal year ended December 31, 2001, the information has been derived from our consolidated financial statements, which were audited by our former independent auditor, KPMG. We have not, however, obtained the consent of our former independent auditor for use of our audited financial information in respect of that or any other fiscal periods. Accordingly, readers of this Annual Report should treat the Selected Financial Information for the fiscal year ended December 31, 2001, and any other financial information in this Annual Report relating to that or earlier fiscal periods, as if such financial information were unaudited.

Our 2002 financial statements were restated. See our Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

The information in the following tables should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements included in this Annual Report.

	Year ended December 31, (1)
	2001	2002	2003	2004	2005
	Unaudited	Restated
Statement of Operations Data:	(in thousands) (2)

Operating revenues

Long distance	$81,383	$80,978	$92,088	$72,009	$70,620
Domestic telephony	87,182	83,721	59,475	64,974	84,071
Mobile	44,721	45,074	29,232	32,124	35,485
Cable (3)	4,736	21,487	13,585	13,651	19,304
Data and internet	8,372	11,007	4,487	5,355	7,953
Other	859	498	121	68	91
Total operating revenues	227,253	242,766	198,988	188,181	217,525

Operating costs and expenses:
Cost of sales and services	73,324	86,519	91,010	89,541	87,696
Selling, general and administrative expenses	67,449	73,923	60,393	56,685	77,654
Restructuring costs (4)	—	—	1,597	8,146	7,803
Depreciation and amortization	54,773	66,517	70,292	75,254	62,041
Expense in lieu of income taxes (5)	12,646	5,897	—	—	—
Asset impairments (6)	—	17,273	191,284	—	—
Other charges and special items (7)	—	—	15,871	—	—
Total operating costs	208,193	250,129	430,447	229,626	235,195

Operating income (loss) from continuing operations	19,060	(7,363)	(231,459)	(41,445)	(17,670)

Other income (expenses):

Interest expense, net	(39,676)	(62,313)	(64,351)	(63,475)	(68,863)

Foreign currency exchange gain (loss)	(260)	3,067	5,347	(2,674)	727

Other, net	1,293	(1,502)	303	5,740	1,614

Other expenses, net	(38,643)	(60,749)	(58,701)	(60,409)	(66,522)

Loss before income taxes, minority interest and cumulative effect of accounting change	(19,583)	(68,111)	(290,160)	(101,854)	(84,192)

Income taxes (provision) benefit	(511)	(2,016)	(1,359)	(300)	818

Loss from continuing operations before discontinued operations and cumulative effect of accounting change	(20,095)	(70,127)	(291,519)	(102,154)	(83,374)

Discontinued operations:

Loss from discontinued operations (8)	(4,794)	(9,179)	(46,651)	—	—
Minority interest	1,775	1,871	—	—	—

Total Discontinued Operations	(3,019)	(7,308)	(46,651)	—	—

Net loss	$(23,114)	$(77,435)	$(338,170)	$(102,154)	$(83,374)

Loss per common share-basic and diluted:

Loss from continuing operations before cumulative effect of accounting change	$(0.83)	$(1.62)	$(4.51)	$(1.58)	$(1.29)

Loss from discontinued operations	—	(0.17)	(0.72)	—	—

Net loss – basic and diluted	$(0.83)	$(1.79)	$(5.23)	$(1.58)	$(1.29)

Average number of common shares outstanding – basic and diluted	27,724	43,400	64,603	64,603	64,603

	At December 31,
	2001	2002	2003	2004	2005
	Unaudited	Restated
Balance Sheet Data:		(in thousands) (2)

Cash and cash equivalents	$27,776	$6,080	$2,415	$17,590	$32,113
Property, plant and equipment, net	685,917	668,120	396,373	332,908	298,439
Total assets	829,415	779,193	438,845	387,683	368,532
Total liabilities	498,155	534,689	532,511	583,503	647,727

Shareholders’ equity (deficit)	253,534	244,504	(93,666)	(195,820)	(279,194)

Other Financial Data:

Capital expenditures (9)	$85,024	$53,830	$10,786	$13,277	$28,624
Net cash provided by operating activities	33,624	7,184	7,270	22,211	43,212
Net cash used in investing activities	(176,466)	(57,918)	(183)	(2,972)	(28,286)

Net cash provided by (used in) financing activities	137,219	44,239	(10,752)	(4,064)	(404)

Other Operating Data:

International minutes (in thousands) (10)	768,394	1,069,130	1,133,973	885,009	877,728
Local access lines in service (at period end)	177,352	150,456	141,856	153,440	167,763
Mobile subscribers (at period end)	364,059	432,058	435,341	345,636	393,991
Cable subscribers (at period end)	64,466	71,726	61,433	59,320	63,878

(1)           Beginning in 2003, we changed the presentation of our statement of operations in order to align more accurately our core product and service segments with how management evaluates our consolidated results of operations. Certain amounts previously reported for 2001 and 2002 have been restated to conform to the new presentation. For 2001 and 2002, sales incentives are reclassified as a reduction of long distance revenues in the case of long distance calling cards and as a reduction of cellular revenues in the case of prepaid cellular services, rather than as selling, general and administrative (“SG&A”) expenses. See Notes 2.23 and 2.24 to our consolidated financial statements.

(2)           Except per share, ratios and other operating data.

(3)           We acquired our cable television operations on October 26, 2001.

(4)           We incurred professional and other costs in connection with negotiation of our restructuring.

(5)           On June 4, 2002, a Presidential decree modified the tax system imposed on all telecommunication providers in the Dominican Republic by concession agreements (including by our 1996 concession agreement) in favor of the payment of a tax equal to the greater of 25% of net taxable income or 1.5% of gross revenues, which is the tax applicable to Dominican corporate taxpayers. We began paying income tax on this basis on September 1, 2002. For each of the periods prior to September 1, 2002 presented, we made payments in lieu of income taxes equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. We are also required by Dominican law to withhold a percentage (15% during 2005) of interest paid to financial institutions located outside the Dominican Republic and 25% of all other payments outside the Dominican Republic, excluding payments to foreign suppliers for goods and equipment imported to the Dominican Republic. We are required by the terms of various financings with non-Dominican lenders, including our 11-3/8% Senior Notes due 2004, to pay additional amounts so that the net amount received by the lender after any withholding or deduction on account of taxes will not be less than the amount the lender would have received if such taxes had not been withheld or deducted.

(6)           During 2003, we performed our annual impairment review and recorded non-cash charges of approximately $191.3 million related to our long-lived assets, goodwill and other intangible assets. The asset impairment charges reflected primarily the impact of the Dominican peso devaluation on our telecommunication business in the Dominican Republic as well as increased competition in the mobile business and cancellation of a contract with the Dominican government for the provision of internet services to public schools. See “Operating and Financial Review and Prospects” and Note 25 of notes to consolidated financial statements.

(7)           Includes costs of terminating operating leases, write-off of certificates of deposit and tax penalties.

(8)           Loss from discontinued operations relates to the classification of our Central American operations and assets as discontinued operations in 2003. In February 2004, we sold our Central American operations, including our digital trunking network in Panama, and our radio frequency rights in Guatemala and El Salvador. As a result of the difference between the net sale proceeds from the sale and the net book value of our assets in Central America, we recorded a $38.6 million loss from impairment of assets held for sale in 2003. See “Operating and Financial Review and Prospects” and Note 22 of notes to consolidated financial statements.

(9)           Includes capital lease obligations entered into in 2001 of $3.3 million. We did not enter into any capital lease obligations after 2001.

(10)         Includes both inbound and outbound international long distance minutes.

EXCHANGE RATES

The Federal Reserve Bank of New York does not report a buying rate for Dominican pesos. The following table sets forth the high, low and average official and private market exchange rates for each of the six most recent years, and the high, low and average official and private market exchange rates for each of the six months ended June 30, 2007, as reported by the Central Bank of the Dominican Republic. The average annual rates have been calculated by using the average of the exchange rates on the last day of each month during the period. At June 30, 2007, the average official exchange rate was RD$32.57 per US$1.00 while the average private market rate was RD$32.62 per US$1.00.

	Official Rate
Year Ended December 31,	High	Low	Avg.
	(RD$ per US$)

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
	(RD$ per US$)

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

Potential for Duplicate Claims.

A portion of our payment obligations have been subject to one or more assignments or re-documentation both with respect to third parties and our affiliates and former affiliates. We are not currently aware of any claim that has been asserted against us by more than one claimant. However, it is possible that multiple claims relating to the identical underlying liability may be asserted against us arising from, among other circumstances, alleged defects in the assignment documentation, lack of required consents or failure to obtain appropriate approvals. Such risk may exist in connection with certain transfers of debt between our affiliates of the Debtors.

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

In or about 2004, we elected to allocate the interest accrued and to be accrued on the instruments underlying our unsecured indebtedness to Tricom USA, which is a guarantor of certain, but not all, of these obligations. Our tax advisors concluded that such allocation was appropriate and as of April 30, 2007, approximately $111 million of accrued and unpaid interest, plus $17 million in penalty interest has been allocated to Tricom USA. It is possible, however, that the Internal Revenue Service, another U.S. agency, or the Dominican tax authorities would seek to challenge this allocation. To the extent such interest is allocated back to Tricom, S.A., we would be required to pay all requisite withholding taxes on such interest and it is possible, although unlikely, that Tricom, S.A. could incur additional fines and penalties in the Dominican Republic.

Risks Relating to our Corporate Governance

GFN owns stock with a majority of the voting power and will be able to determine many decisions concerning us, including matters in connection with any restructuring that may require shareholder approval.

According to records available to us, Mr. Manuel Arturo Pellerano Peña (“Mr. Pellerano”), together with members of his family, either directly or through GFN or their other wholly-owned subsidiaries, are the beneficial owners of 17,453,874 shares of our Class A Common Stock and 11,486,720 shares of our Class B Common Stock, representing approximately 50.8% of the issued and outstanding shares of our Class A Common Stock (calculated in accordance with U.S. Securities and Exchange Commission (“SEC”) Rule 13d-3) and 60% of the issued and outstanding shares of our Class B Common Stock. Mr. Pellerano, together with members of his family, has the right to appoint a majority of the members of our Board of Directors and, indirectly, the right to control selection of our management. Through this control, Mr. Pellerano is able to significantly influence our strategic direction, our corporate governance and, to the extent that director or shareholder votes are required, the outcome of our restructuring. Entities affiliated with GFN are also among our major creditors. We have entered into, and may in the future enter into, transactions with related entities that are controlled by Mr. Pellerano or members of his family. Such transactions may not in all respects be on arm’s length terms and may not be in the best interests of our other stakeholders, such as creditors and minority shareholders.

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

Our consolidated balance sheet as of December 31, 2002 and the related statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the year then ended were restated to reflect adjustments to the financial information and footnotes previously reported in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002. The adjustments related primarily to the purchase in December 2002 of shares of our Class A Common Stock by a group of investors for an aggregate purchase price of approximately $70 million. See Item 7, Major Shareholders and Related Party Transactions—2002 Private Placement in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, for a detailed description of the Placement, the report of the Special Committee and the restatement and amendment of our 2002 financial statements.

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

During the course of the audit of our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, our independent registered accounting firm noted several major weaknesses in our financial reporting and related internal controls. Our auditor recommended that our management assess these weaknesses and implement improvements in the monitoring, revision and supervision of our internal controls over financial reporting. While we have implemented many of these recommendations, we are still in the process of addressing these issues. Our internal accounting systems and controls may be inadequate to ensure timely and accurate financial reporting. We may be, and historically may have been, unable to detect or prevent a material misstatement of our consolidated financial statements.

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

For 2004 and 2005, we earned 46.8% and 52.5% respectively, of our operating revenues in Dominican pesos and the remainder of our operating revenues in foreign currency, primarily in U.S. dollars. The percentage of operating revenues in Dominican pesos could increase if we successfully increase our share in Dominican local markets in accordance with our business strategy. From 2004 to 2005, the average annual exchange rate decreased 27.8% representing a weakening of the U.S. dollar against the Dominican peso compared to an increase of 36.1% from 2003 to 2004. Most of our indebtedness is U.S. dollar-denominated and must be paid in U.S. dollars. Our communications equipment vendors and cable programming providers all require that we pay in U.S. dollars. While the Dominican peso strengthened against the U.S. dollar in 2005, a significant increase in the exchange rate in the foreseeable future may again adversely affect our operating results, as well as our ability to purchase U.S. dollars in order to service our debt obligations and pay equipment vendors and cable programming providers. Our purchase of substantial amounts of U.S. dollars in Dominican markets could adversely affect the value of the Dominican peso in relation to the U.S. dollar and make these purchases more costly for us.

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

We compete primarily with Compañía Dominicana de Teléfonos C. por A., or “Codetel” (formerly Verizon Dominicana, which was acquired by América Móvil, S.A. de C.V. in December 2006). Codetel has an established market presence, networks and resources substantially greater than ours. At December 31, 2005, approximately 81% of the Dominican Republic’s local access line customers and approximately 49% of subscribers for mobile services, were customers of Codetel. Codetel’s presence is particularly strong in the market segments that we now are targeting, including consumer and business post-paid subscribers for mobile and local services, which generate greater revenues than pre-paid individual subscribers. The growth of our market share among consumer and corporate post-paid subscribers depends upon our ability to convince Codetel customers to either add, or switch to, the telephony services we offer. If Codetel implements significant price reductions for particular services, we may be forced to reduce our rates in response in order to remain competitive. In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period. As a result, we may not be able to maintain or increase our market share for local services or in other markets in which we compete with Codetel.

Other entrants in the Dominican markets, particularly for mobile services, have increased competition for our services, and could reduce our market share or increase price competition.

In addition to Codetel, we face substantial competition in the mobile market:

•                                          Orange Dominicana, S.A. (“Orange”), a subsidiary of France Telecom Group, offers cellular services and has developed an aggressive marketing strategy based on offering services at discounts. We believe that at December 31, 2005 Orange subscribers represented in excess of 30% of subscribers for mobile services in the Dominican Republic. Orange also employs GSM technology, which is the prevalent technology used in Europe and makes its services compatible with handsets that many tourists use;

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

Revenues from our international long distance business represented approximately 46% of our operating revenues in 2003, 38% in 2004 and 32% in 2005. Exchange rate and market trends have caused our average termination rates for traffic between the United States and the Dominican Republic traffic to decline from $0.41 per minute during 1996 to $0.071 per minute in 2005. We believe that competitive and regulatory pressures could continue to push settlement rates lower. Future decreases in termination rates, without a corresponding increase in our international long distance traffic originating in the United States and Puerto Rico, would reduce our international termination revenues and adversely affect the profit margins that we realize from these revenues.

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

Since 1997, we have derived an increasing proportion of international revenues from U.S.-based resellers, which are companies that typically buy long distance minutes in bulk and resell the minutes to other companies or individual end users.  During 2005, resellers originated approximately 53% of our international long distance minutes from the United States to the Dominican Republic.  While we enter into agreements with resellers, they are not required to provide us with any specified amount of traffic.  The volume of minutes and revenues we receive from these resellers has significantly varied throughout the past years because of competition for their business, primarily from Codetel, our main competitor, and because of the uncertain financial condition of many resellers.  The price per minute we charge a reseller is frequently renegotiated and as a result we, together with our competitors, struggle to maintain stable prices. At December 31, 2005, we received traffic from approximately 90 resellers. Intense competition in U.S. markets among international long distance carriers has resulted in bankruptcy filings by many of our reseller clients.

Our net growth in, and revenue derived from, subscribers may be reduced by customer disconnections or churn.

Our results of operations in the past have been, and in the future may be, affected by subscriber disconnections, whether initiated by our customers or by us. In order to realize net growth in subscribers, we must replace disconnected subscribers with new subscribers. Our average monthly disconnection rate, or “churn rate,” was 6.7% for mobile subscribers during 2005 compared to 9.1% during 2004, and 1.8% for local access line subscribers during 2005 compared to 2.0% during 2004. During 2005, our average churn rate for cable television was 1.4% compared to 1.8% during 2004. The sales and marketing costs associated with attracting new subscribers are substantial, relative to the costs of providing service to existing subscribers. If we are unable to maintain our credit policies or otherwise limit churn, we will experience a decline in net growth in subscribers and revenue.

We may not have sufficient resources to keep pace with rapid changes in technologies used to provide telecommunications services which could increase competition or require us to make substantial additional expenditures to maintain and improve our current networks, which could reduce our revenues from subscribers and cash flow.

The services we offer are technology intensive. The development of new technologies could make the technology we use obsolete. We may have to make substantial additional investments in new technologies to remain competitive. New technologies we choose may not prove to be commercially successful. We would require substantial investment to replace or upgrade all or a substantial part of our network. We have chosen to improve our liquidity by reducing our capital expenditures which affects our ability to improve our network. We spent approximately $28.6 million on capital expenditures in 2005. This compares to $13.3 million in 2004 and $10.8 million expended in 2003. If we do not invest in the latest technology, our network may rapidly become obsolete and we may not be able to retain our existing customers or attract new ones.

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

We realize a substantial portion of our revenues in Dominican pesos and, as a result, the increase in the exchange rate of the Dominican peso to the U.S. dollar has had and may in the future have a material adverse effect on the U.S. dollar value of our operating results and our ability to service our debt which is largely denominated in U.S. dollars. While the average annual exchange rate decreased 27.8% in 2005, the Dominican peso exchange rate against the U.S. dollar increased by approximately 36.1% and 66.4% in 2004 and 2003, respectively, adversely affecting the Dominican economy. The fluctuation of the Dominican peso in the past few years has had a material adverse effect on our financial condition, as our largely Dominican peso-denominated assets have depreciated in value and our indebtedness is largely U.S. dollar denominated. Although the exchange rate recently has improved, in particular following the change in government in 2004, there cannot be any assurance that current exchange rates will be sustained. Any further depreciation of the Dominican peso against the U.S. dollar will correspondingly increase the amount of our debt in Dominican pesos, with further adverse effects on our results of operations and financial condition. Our total indebtedness as of December 31, 2005 was $447.5 million.

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

Inflation in the Dominican Republic stabilized in 2005 compared to 2004 and 2003. According to the Central Bank, the annual rate of inflation was 7.4% in 2005, compared to 28.7% in 2004 and 42.7% in 2003. While inflation in 2005 reflected general price increases, the high levels of inflation in 2003 and 2004 were principally due to the depreciation of the Dominican peso against the U.S. dollar, higher fuel prices and growth in public spending. According to the Central Bank, the average annual exchange rate of the Dominican peso to the U.S. dollar increased 36.1% and 66.4% in 2004 and 2003, respectively, compared to a decrease of 27.8% in 2005. Any increase in the value of the U.S. dollar against the Dominican peso directly affects the Dominican Republic’s inflation rate because the Dominican Republic relies heavily on imports from the United States of raw materials and consumer goods. High inflation levels could adversely affect the Dominican Republic’s economy and reduce demand for our services.

Risks Relating to our Shares and ADSs

Our ADSs have been delisted and are no longer listed on a national securities exchange; our Depositary Agreement has been terminated; our debt restructuring is likely to result in effective elimination of our current shareholders.

On May 11, 2004, the New York Stock Exchange (“NYSE”) determined to suspend trading and pursue delisting of our ADSs, ticker symbol “TDR”. On May 19, 2004, our ADSs began trading on the OTC (over-the-counter) Bulletin Board (“OTCBB”) under the symbol “TRICY.OB”. On July 25, 2004, the OTCBB suspended trading of our ADSs. Thereafter, our ADSs were traded on the “Pink Sheets” service under the symbol “TRICY.PK”. In December 2006, the Bank of New York, as depositary for our ADS facility, notified us and holders of our ADSs that they were terminating the ADS facility. With the termination of the ADS facility, our ADSs ceased trading on the “Pink Sheets” service on March 29, 2007. Upon termination of the ADS facility, most of the depositary’s obligations under the Deposit Agreement also terminate. Holders of our ADSs may obtain delivery of the shares of Class A Common Stock underlying our ADSs, upon payment of certain taxes and processing fees. As a result of the termination, the Bank of New York is no longer obligated to perform any functions in connection with voting the Class A Common Stock underlying our ADSs.

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

In the United States, our subsidiary Tricom USA provides international carrier services primarily to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. During 2005, resellers originated approximately 53.0% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. Through our telecommunications switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic. In addition, by having facilities that can originate, transport and terminate international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.

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

Domestic Telephony.

We are a competitive local exchange carrier in the Dominican Republic and at December 31, 2005 we had 167,763 local access lines in service compared to 153,440 lines at December 31, 2004. According to Indotel, there were approximately 896,252 local access lines in service in the Dominican Republic at December 31, 2005. Tricom had approximately 18.7% of the local access line market at the end of that period. Our local access network covers areas with approximately 65% of the population of the Dominican Republic. We previously deployed a wireless local loop but intend, to the extent economically feasible, to convert most wireless local loop subscribers to wireline over the next several years.

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

Mobile.

Our mobile network covers approximately 90% of the Dominican Republic’s population. We offer both analog cellular and PCS mobile services. According to Indotel, there were approximately 3,623,289 analog and PCS cellular subscribers in the Dominican Republic at December 31, 2005. At December 31, 2005, we had 393,991 mobile subscribers compared to 345,636 mobile subscribers at December 31, 2004. Our market share declined from 13.6% to 10.9% during 2005. We attribute this decline to intense competitive pressures during the period, coupled with our limited ability to make capital expenditures, low investment in marketing and low equipment subsidies, as compared to our competitors.

Our prepaid card program offers both analog cellular and PCS mobile services to individuals who would not satisfy our credit policies for postpaid services. These cards also appeal to customers who prefer to budget their mobile telephone spending. At December 31, 2005, we had 370,854 prepaid mobile subscribers, approximately 94% of our total mobile subscribers in the Dominican Republic.

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

Cable Television.

We are the largest provider of cable television services in Santo Domingo and one of the largest in the Dominican Republic. At December 31, 2005, our cable network served 63,878 subscribers, including 49,199 basic programming subscribers, 11,083 occupied hotel and other commercial rooms (based on our internal calculations) and 3,596 subscribers for cable modem and digital music. In addition to publicly available programming, we license or otherwise acquire programming from various programming providers for broadcast on our cable television network. We also produce a limited amount of programming ourselves intended for exclusive broadcast on our network. We currently offer 105 basic and expanded programming channels including HBO, Cinecanal, Moviecity, Disney, ESPN, Fox Sports and CNN. We also sell our own advertising time, replacing international commercials with local advertisements.

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

Data Transmission and Internet.

In the Dominican Republic, we are the second largest internet service provider. According to Indotel, there were approximately 145,568 data and internet subscribers in the Dominican Republic at December 31, 2005. Comparatively, we had 19,771 subscribers or 13.6% of the data and internet market share. We provide internet connectivity to the consumer and business markets through traditional dial-up connections, digital subscriber lines, or xDSLs, dedicated lines and cable modems. Our cellular PCS services are now fully integrated with our internet service, offering e-mail and digital messaging through our website, www.tricom.net. In addition, we offer our residential customers internet access bundled together with local, wireless and other services.

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

Customer Service

In the Dominican Republic, we provide customer care for all of our services through five service centers and 10 commercial offices. At these offices and centers, our customers may subscribe for services, pay and obtain information about monthly bills and inquire about billing adjustments. We also provide payment services for our customers through several other businesses including supermarkets, banks and other commonly frequented businesses. At December 31, 2005, there were approximately 275 such stations, all of which are linked to our central billing and collection system.

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

We had an average monthly churn rate for mobile subscribers of 6.7% in 2005, 9.1% in 2004, and 4.0% in 2003. We had an average monthly churn rate for local access line subscribers of 1.8% in 2005, 2.0% in 2004, and 2.7% in 2003. We had an average monthly churn rate for cable subscribers of 1.4% in 2005, 1.8% in 2004, and 3.9% in 2003. We calculate average monthly churn by dividing the number of subscribers disconnected during the year by the sum of subscribers at the beginning of each month during the year.

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

During 2005, our intra-city wireline local access network was comprised of approximately 450 route miles of fiber optic cable and approximately 2,800 miles of copper cable in more than seven cities. The network is composed of central office switches, remote switching centers and digital loop carriers.

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

Our mobile network in the Dominican Republic uses analog technology in the 800 MHz band and our PCS network uses CDMA or digital protocol, in the 800 and 1900 MHz bands. Our analog mobile network enables us to provide mobile coverage to those regions of the Dominican Republic not covered by our competitor’s digital networks. During 2005, we provided PCS service in 24 cities and offered continuous coverage on the main highway routes of the country.

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

Our existing cable network consists of four major portions: a master head-end, a fiber trunk network, coaxial distribution and nodes. At our master head-end, programming signals are received, processed, amplified and then sent through our distribution network, which consists of fiber optic and coaxial cables connected to nodes. A node, which is typically shared by a number of subscribers within the same area, is a single connection to any of our distribution network’s main fiber optic cables that receives and transmits signals. During 2005, one node in our existing network typically served an average of 700 homes passed. Programming signals then travel, via coaxial cable, from nodes into subscribers’ homes. As part of our plan for the expansion and upgrade of our network, we plan to redesign our distribution network by installing hubs and additional nodes to improve the quality and redundancy of our services. Hubs receive signals from the head-end and retransmit signals to the nodes, increasing the quality and reliability of the signals.

At December 31, 2005, our cable network consisted of approximately 204 miles of fiber optic cable, 729 miles of coaxial cable and 228 nodes. Approximately 98% of our network is constructed above ground, with a small percentage of the fiber optic cable constructed underground.

The complete channel package signal delivered to our customers in Santo Domingo is encoded, using analog and digital descrambler systems. This allows us to reduce, but not eliminate, theft or piracy of our cable entertainment services, as well as giving us the opportunity to offer compressed packages to reach low-income subscribers living in marginal areas, and increase penetration levels.

The expansion and upgrade of our network involves the conversion of our existing cable network into a broadband bi-directional network which results in increased bandwidth capacity. A broadband bi-directional network allows subscribers to transmit as well as receive signals. This allows us to offer internet connection, video and games on demand. A broadband bi-directional network combines the use of fiber optic cable, which can carry hundreds of video, data and voice channels over long distances, with coaxial cable, which requires more extensive signal amplification in order to obtain the desired transmission levels for delivering programming signals and nodes. At December 31, 2005, 40% of our network had bi-directional capacity.

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

Competition

The following table sets forth information about our market share in several of our markets based upon information published by Indotel, at December 31, 2005, and information that we generate internally about our operations:

Service	Approximate Market Share (%)	Rank	Number of Providers

Local Access	18.7%	2	2
Mobile	10.9%	3/4	4
Cable Television	52.1%	1(1)	Multiple
Data and Internet	13.6%	2	3

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

Local, Mobile, Data and Internet.

In the local access and data and internet markets, our main competitor is Codetel. Codetel is an integrated communications service provider, which, at December 31, 2005, had approximately 81% of the local access lines and subscribers for local services and approximately 86% of the data and internet subscribers in the Dominican Republic. In 2002, Centennial Dominicana, using wireless technology, began offering to businesses local access service and broadband internet access but we believe that it has not obtained a significant percentage of the market for those services.

In mobile service, in addition to Codetel, we compete with Orange and Centennial Dominicana. Orange operates a GSM 1900 MHz network in the main cities of the country. Orange has an aggressive expansion strategy based on low prices for mobile equipment, a strong distribution network with dealers, and a large marketing budget. Centennial Dominicana offers PCS mobile services.

As of December 31, 2005, the Dominican government had also granted eight concessions to other telecommunications companies, which had not yet commenced operations or had minimal operations. Each of these concessions allows for the provision of some or all of the telecommunications services that we provide.

Cable Television.

We are the largest cable television operator in Santo Domingo and one of the largest in the Dominican Republic as of December 31, 2005. Indotel has indicated that there are more than 100 cable operators in the Dominican

(1) In Santo Domingo. Statistics for the country as a whole are unavailable.

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

As of the date of this filing, we have received an adjustment from Indotel's board and Indotel’s Executive Director is authorized to amend our concession agreement.  Our amended concession agreement will automatically have a term of 20 years.  Our concession agreement, once amended, will be renewable for successive 20-year periods.  However, if the holder of a concession fails to comply with the provisions of Law No.153-98, Indotel is entitled to deny the request for a renewal of the concession.

TCN Concession Agreement.

In 1982, TCN (then Telecable Nacional) entered into a concession agreement with the Dominican government pursuant which TCN was granted a license to provide close circuit cable television services within the Dominican Republic. Originally, this concession was for an unlimited term; however, in 1998 when Law No. 153-98 was enacted, concessions and licenses in the telecommunications industry became limited to a maximum 20 year term, renewable for successive 20-year periods. Accordingly, when amended to conform to Law No. 153-98, TCN's concession agreement will have a term of 20 years and will be renewable for successive 20-year periods.

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

Property, Plant and Equipment

Our principal properties consist of our fiber optic network, satellite earth stations, nodes and real estate. At December 31, 2005, the net book value of our real estate and equipment was approximately $298.4 million. Our real estate holdings are strategically located throughout the Dominican Republic, providing the infrastructure for the telecommunications network and sales facilities. Most of our properties are related directly to our telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, wireless point-to-point radio equipment and digital switching nodes. Our current headquarters are located in downtown Santo Domingo in a building that we own.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. However, because of recurring operating losses, a continuing working capital deficit and the recent fluctuation of the Dominican peso, the realization of assets and satisfaction of liabilities are subject to uncertainty.

In September 2003 we announced that we would not be making a scheduled interest payment on our 11-3/8% Senior Notes due September 1, 2004. In October 2003 we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness. Subsequently, on September 1, 2004, we announced that we would not be making the $200 million principal payment on our 11-3/8% Senior Notes due September 1, 2004. We have engaged in discussions with certain holders of our Senior Notes and other lenders to formulate a restructuring plan. See “Liquidity and Capital Resources–Restructuring Overview”.

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

In this Annual Report references to “$”, “US$” or “U.S. dollars” are to United States dollars, and references to “Dominican pesos” or “RD$” are to Dominican Republic pesos. For purposes of our financial statements, foreign currency balances are translated into U.S. dollars at differing rates depending on the item in question. See Note 2.3 of notes to consolidated financial statements. For most balance sheet purposes, the exchange rates we used to translate Dominican peso-denominated amounts as of December 31, 2004 and 2005, were RD$31.07 and RD$34.85 per U.S. dollar, respectively. For most revenue and expense purposes, the exchange rates we used were the average annual private market rates which were RD$30.93, RD$42.11 and RD$30.93 during the years ended December 31, 2003, 2004 and 2005, respectively. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The Federal Reserve Bank of New York does not report a buying rate for Dominican pesos. To the extent information relates to the Dominican Republic government or Dominican Republic macroeconomic data, the information in this Annual Report has been extracted from publications issued by Indotel at www.indotel.org.do and the Central Bank at www.bancentral.gov.do.

Overview

We derive our operating revenues primarily from long distance, domestic telephony, mobile, cable television, and data and Internet services. The components of each of these services are as follows:

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

The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

	Year Ended December 31,
	2003	2004	2005

Long distance	46.3%	38.3%	32.5%
Domestic telephony	29.9%	34.5%	38.6%
Mobile	14.7%	17.1%	16.3%
Cable	6.8%	7.3%	8.9%
Data and internet	2.3%	2.8%	3.7%
Other	0.1%	0.0%	0.0%
Total operating revenues	100%	100%	100%

Note: Percentages may not add up to 100% due to rounding.

The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

	Year Ended December 31,
	2003	2004	2005

Operating Costs	216.3%	122.0%	108.1%
Operating loss	(116.3)%	(22.0)%	(8.1)%
Interest expense, net	(32.3)%	(33.7)%	(31.7)%
Other income (expenses), net	(29.5)%	(32.1)%	(30.6)%
Loss before income taxes, discontinued operations and minority interest	(145.8)%	(54.1)%	(38.7)%
Net loss	(169.9)%	(54.3)%	(38.3)%

Results of Operations

2005 Compared to 2004

Foreign Exchange Rate. The average annual foreign exchange rate decreased 27.8% to RD$30.39 per US$1.00 during 2005 from RD$42.11 per US$1.00 during 2004. This represents a 27.8% weakening of the U.S. dollar against the Dominican peso from 2004 to 2005 or a corresponding strengthening of the Dominican peso. This foreign exchange fluctuation significantly affected our overall financial performance and results of operations during this period.

Operating Revenues. Our total operating revenues increased 15.6% to $217.5 million during 2005 from $188.2 million in 2004 primarily due to the appreciation of the Dominican peso compared to the U.S. dollar and an increased number of subscribers in all business segments.

The following is a discussion of our consolidated revenues for each of the revenue line items in our financial statements.

Long Distance. Long distance revenues decreased 1.9% to $70.6 million during 2005 from $72.0 million in 2004. This decrease resulted primarily from lower international revenues generated in the United States and a reduction in the number of minutes generated from prepaid calling cards and calling centers.

International long distance revenues decreased 1.8% or $1.2 million to $64.4 million in 2005 from $65.6 million in 2004 primarily due to lower international traffic revenues derived from minutes generated in the United States that terminated in countries other than the Dominican Republic. This was the result of a strategy to reduce minutes to other destinations which generate a gross margin under 5%. Average international long distance termination rates to the Dominican Republic increased to $0.071 per minute during 2005 compared to $0.069 per minute during 2004, and inbound minutes terminating in the Dominican Republic increased by 0.8% to 824 million minutes during 2005 from 817.6 million minutes during 2004. However, the average international long distance rate (which includes all destinations) decreased to $0.085 per minute during 2005 compared to $0.088 during 2004 as a result of a decrease in other destination total minutes.

Long distance domestic revenues generated by our prepaid cards and calling centers in the Dominican Republic decreased 3.1% to $6.3 million in 2005 from $6.5 million in 2004. This decrease in prepaid cards and calling centers was primarily due to a 20.6% decrease in total minutes to 53.6 million in 2005 from 67.5 million minutes in 2004. This was the result of declining usage of our calling centers because of increased wireless service penetration in the Dominican Republic and a greater usage of VoIP telephony by small calling center operators in order to reduce their access charge costs.

Domestic Telephony. Domestic telephony revenues increased 29.4% to $84.1 million during 2005 from $65.0 million in 2004, primarily as a result of a higher average number of lines in service during 2005 and due to the 27.8% exchange rate decrease mentioned above, which increased our total revenues in U.S. dollars because these revenues are generated in Dominican pesos. At December 31, 2005, we had 167,763 lines in service compared to 153,440 lines in service at December 31, 2004, a 9.3% increase.

Monthly service fees, measured local service charges, and outbound international and domestic long distance revenues accounted for the majority of our domestic telephony revenues in 2005. Revenues from monthly fees increased 47.0% to $41.6 million in 2005 from $28.3 million in 2004. Measured local service revenues increased 7.5% to $21.4 million in 2005 from $19.9 million in 2004 due to increased inbound minutes and higher prices. Outbound international and domestic long distance revenues, including interconnection charges, generated by our residential and business customers increased 4.1% to $10.2 million in 2005 from $9.8 million in 2004 for similar reasons.

Mobile. Mobile revenues increased 10.6% to $35.5 million during 2005 from $32.1 million in 2004. The increase in mobile revenues was attributable primarily to a higher number of subscribers and to the 27.8% exchange rate decrease mentioned above, which improved our total revenues in U.S. dollars.

Airtime revenues, including interconnection charges, increased 12.7% to $23.1 million in 2005 from $20.5 million in 2004 due to increased prices in U.S. dollars generated by the exchange rate decrease. Revenues from monthly rent increased 27.6% to $3.7 million from $2.9 million in 2004 due to the exchange rate decrease and a higher number of customers. Outbound international long distance revenues, including interconnection charges, generated by the mobile subscriber base decreased 7.2% to $7.7 million in 2005 from $8.3 million in 2004 due to an overall decrease in international minutes.

At December 31, 2005, we had 393,991 mobile subscribers compared to 345,636 at December 31, 2004. The 14% increase in subscribers resulted primarily from our new activation commission structure for external distributors and increased marketing investment.

Cable. Revenues from cable television services increased 40.9% during 2005 to $19.3 million from $13.7 million in 2004. Revenues were positively affected by a price increase, an increased number of cable subscribers and the exchange rate decrease mentioned above, which benefited the translation of cable revenues generated in Dominican pesos.

Cable programming revenues, including monthly basic and expanded basic programming service fees, increased 54.5% to $15.3 million during 2005 from $9.9 million during 2004. Revenues from advertising sales and channel rental charges increased 8.7% to $2.5 million in 2005 from $2.3 million in 2004.

At December 31, 2005, we had 63,878 cable subscribers compared to 59,320 at December 31, 2004. The increase of 7.7% in the number of cable subscribers during 2005 reflects a more aggressive strategy in terms of sales and advertising.

The number of cable subscribers at December 31, 2005 includes 49,199 basic and expanded basic programming subscribers, 11,083 commercial rooms, which include commercial establishments (for example, hotels) and multiple dwelling units (for example, apartment buildings and hospitals), for which we receive a bulk rate for our basic cable service, and 3,596 subscribers for cable modem, digital audio programming and other services.

Data and Internet. Data and internet service revenues increased 48.1% to $8.0 million in 2005 from $5.4 million in 2004, primarily due to conversion of dial-up customers to broadband services and growth in our data and internet subscriber base.

The number of our data and internet subscribers increased 31.3% to 19,771 at December 31, 2005 from 15,053 at December 31, 2004.

Other. Other non-core business revenues increased 32.2% to $90,557 in 2005 from $68,487 in 2004.

Operating Costs and Expenses. Our operating costs and expenses increased 2.4% to $235.2 million in 2005 from $229.6 million in 2004. This increase was mainly due to an increase in SG&A expenses due to the exchange rate decrease mentioned above, which increased our total expenses in U.S. dollars because most of our expenses are incurred in Dominican pesos.

The following is a discussion of our operating costs and expenses for each of the line items in our financial statements.

Cost of Sales and Services. Cost of sales and services decreased 2.0% to $87.7 million in 2005 from $89.5 million in 2004, which was primarily attributable to lower transport and access charges which decreased due to a reduction in the international business related to other destination traffic.

Cost of equipment sales, prepaid cards, and line installations, totaled $5.3 million in 2005 compared to $4.9 million in 2004. This increase of 8.2% was the result of increased gross sales in local access lines and mobile, which generated more installations and higher equipment costs.

Transport and access charges decreased 2.9% to $76.9 million in 2005 from $79.2 million in 2004, primarily as a result of the reduction of minutes terminating in countries other than the Dominican Republic as part of the strategy discussed above.

Selling, General and Administrative. SG&A expenses increased 36.9% to $77.6 million during 2005 from $56.7 million during 2004. This increase was primarily driven by the exchange rate decrease mentioned above, which increased our total expenses converted to U.S. dollars because 77% of these expenses were generated in Dominican pesos.

Salaries and other compensation to personnel increased 49.7% to $23.2 million in 2005 from $15.5 million in 2004 mainly due to an extraordinary expense of $1.5 million related to executive severance and the impact of the exchange rate decrease mentioned above, given that salaries are paid in Dominican pesos. At December 31, 2005, we had 1,671 employees compared to 1,615 employees at December 31, 2004. Building occupancy increased 47.6% to $12.4 million in 2005 from $8.4 million in 2004 as a result of new cell sites built in new geographic areas to increase our wireless coverage and the exchange rate effect. Marketing expenses increased 80.8% to $4.7 million in 2005 from $2.6 million in 2004 because of a strategy to improve our brand positioning and to increase our product sales. Other expenses were basically affected by the exchange rate decrease.

Depreciation and Amortization. Depreciation and amortization decreased 17.7% to $62.0 million during 2005 from $75.3 million during 2004, primarily due to a decrease in the depreciable asset base.

Operating Loss. Operating loss decreased by 57.2% totaling $17.7 million in 2005 from $41.4 million in 2004. The decrease in operating loss was attributable to a margin improvement.

Other Expenses. Other expenses increased to $66.5 million in 2005 from $60.4 million in 2004, primarily as net interest expense increased to $69.6 million in 2005 from $63.7 million in 2004.

Income Taxes. Income taxes were negative (a benefit) $817,848 in 2005 compared to $300,182 (an expense) in 2004 as a result of the recalculation of deferred taxes at December 31, 2005.

Net Loss. Net loss totaled $83.4 million, or $1.29 per share in 2005 compared to a net loss of $102.2 million, or $1.58 per share in 2004. The decrease in net loss during 2005 is attributable to revenues growing faster than costs and expenses.

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

Cost of equipment sales, prepaid cards, and line installations, decreased 27.9% to $4.9 million in 2004 from $6.8 million in 2003. In 2004 there was a reduction in the cost of line installations because the effects of an extraordinary expense booked in 2003 were not repeated in 2004. This extraordinary expense was the result of implementing a new policy in 2003 of charging telephone line installation expenses (but not cable) as costs instead of charging them to capital expenditures.

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

Other Expenses. Other expenses increased 2.9% to $60.4 million in 2004 from $58.7 million in 2003, primarily as a result of a foreign currency exchange loss compared to a gain in 2003. Net foreign currency exchange loss totaled $2.7 million in 2004 compared to net foreign currency exchange gains of $5.3 million in 2003. Net interest expense decreased to $63.5 million in 2004 from $64.3 million in 2003.

Income Taxes. Income taxes decreased 77.9% to $300,182 in 2004 from $1,358,861 in 2003 primarily as a result of the recalculation of deferred taxes at December 31, 2003.

Discontinued Operations. Discontinued operations represent the results of operations of our Central American activities prior to their sale in February 2004. We reported losses from discontinued operations, after minority interest, of $46.7 million in 2003.

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

Effects of Inflation and Currency Devaluation

The annual inflation rate in the Dominican Republic was 7.4% for 2005, 28.7% for 2004, and 42.7% for 2003, according to data published by the Central Bank of the Dominican Republic.

In terms of annual average foreign exchange rates, the U.S. dollar weakened against the Dominican peso during 2005 and strengthened during 2004 and 2003 resulting in a corresponding strengthening of the Dominican peso during 2005 and weakening in 2004 and 2003. The weakening of the U.S. dollar for the year ended December 31, 2005 was approximately 27.8% compared to a strengthening of 36.1% and 66.4% for the years ended December 31, 2004 and 2003, respectively, as derived from data published by the Central Bank of the Dominican Republic.

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

In 2005, the average annual exchange rate decreased 27.8% partially alleviating the impacts of the previous years’ exchange rate increases.

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

•              Reduction of Capital Spending. We significantly reduced our capital spending in 2003. Capital expenditures were cut from $53.8 million in 2002 to $10.8 million in 2003. Subsequently, capital expenditures increased to $13.3 million in 2004 and $28.6 million in 2005. We made capital expenditures for improvements in all of our business segments as well as for general network maintenance. Our capital expenditures since 2003 have been funded by internally generated cash flow, vendor financing, and from proceeds of asset sales. A large part of our planned capital expenditures are discretionary and can be postponed or cancelled if we determine that funds are not available to us;

•              Divestment of Non-Strategic Assets. We sold our Central American trunking assets to a group of Panamanian investors for a purchase price of approximately $12.5 million payable in installments. Estimated net proceeds, after transaction expenses, payments to joint venture partners and satisfaction of liabilities directly related to the Central American operations, totaled approximately $10.7 million;

•              Reduction of Spending. We have implemented a series of expense reduction and cash conservation initiatives, which have resulted in the reduction of SG&A expenses, including headcount reductions, lowering prepaid commission rates and marketing expenses, as well as freezing our discretionary spending.

Cash Flows.

Our primary source of funds in 2005 was cash generated from our operations. Net cash provided by operating activities totaled $43.2 million in 2005 compared to $22.2 million in 2004 and $7.3 million in 2003. The increase in cash from operations in 2005 compared to 2004 resulted from improved operational margins and the effects of a change in our policy for booking capital expenses payments.

During 2005, capital expenditures continued to be our primary use of capital resources. Net cash used in investing activities totaled $28.3 million in 2005 compared to $3.0 million in 2004 and $0.2 million in 2003. Our capital expenditures totaled $28.6 million in 2005, primarily for the installation of additional local access lines, network improvements and network maintenance. The increase in cash used in investing activities in 2005 was primarily due to an increase in our capital expenditures and the effects of a change in our policy for booking capital expense payments.

Net cash used in financing activities was $0.4 million in 2005 compared to $4.1 million used in 2004 and $10.8 million used in 2003. Financing activities during 2005 primarily included refinancing of a capital lease obligation and payments to certain banks and holders of long-term debt.

At December 31, 2005, we had approximately $32.1 million in cash.

Indebtedness.

Our indebtedness was approximately $447.5 million in principal amount at December 31, 2005 compared to $448.3 million at December 31, 2004. Our indebtedness at December 31, 2005 consisted of $200.0 million of 11-3/8% Senior Notes due 2004, and $247.5 million of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings. In October 2003, we suspended principal and interest payments on substantially all unsecured bank debt and Senior Notes through the restructuring process. As a result, all of our indebtedness can be called on demand; accordingly, all of our indebtedness at December 31, 2005 has been reclassified as current debt.

At December 31, 2005, our current liabilities exceeded our current assets by $577.7 million compared to $534.6 million at December 31, 2004. The increase in negative working capital is primarily due to an increase in accrued but unpaid interest, resulting from our suspension of substantially all principal and interest payments to lenders.

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

Contractual Obligations.

The following table contains certain information concerning our material contractual obligations at December 31, 2005 (in millions of U.S. dollars).

	Payments due by Period
Contractual Cash Obligations	Total	Less than 1 year	1 – 3 years	More than 4 years
	(in thousands)
Short-term debt	$433.0	433.0	—	—
Long-term debt	—	—	—	—
Capital lease obligations	14.5	14.5	—	—
Operating leases	16.0	3.6	8.9	3.5

Total Contractual Cash Obligations	$463.5	451.1	8.9	3.5

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

The names of our directors and executive officers at December 31, 2005 are set forth below together with their ages and current positions at that date:

Name	Age	Position

Board of Directors

Named by GFN Corporation, Ltd.:
Ricardo Valdez Albizu	47	Chairman
Héctor Castro Noboa	64	Vice President of the Board
Adriano Miguel Tejada	57	Director
Manuel Arturo Pellerano	51	Director
Rosangela Pellerano	47	Director
Pablo Linares	68	Director (appointed February 1, 2005)

Named by Motorola, Inc.:
James Deane	62	Director
Thomas Canfield	49	Director
Carlos Castillo	51	Director

Independent Directors:
Anibal de Castro	56	Director
Gerald Gitner	60	Director

Name	Age	Position

Manuel Arturo Pellerano and Rosangela Pellerano are siblings.

Executive Officers

Héctor Castro Noboa	64	President, Chief Executive Officer (appointed June 15, 2005)
Alfredo Arredondo	41	Vice President, Information Technology
Ryan Larrauri	33	Vice President, Consumer Segment Division
Erwin Mendez	45	Vice President, Finance & Administration
Maripily Peralta	37	Vice President, Human Resources
Carlos Ramón Romero	53	Vice President, Business Segment Division
Luis Ruiz	59	Vice President, Telecable
Bela Szabo	37	Vice President, International Division
Valeriano Valerio	46	Vice President, Network Planning & Operations
Miriam Vargas	43	Vice President, Services Division

In addition, the following directors and executive officers served during 2005 and resigned from the indicated positions prior to December 31, 2005:

Carl H. Carlson, President & Chief Executive Officer (resigned June 15, 2005);

Valerio Valeriano, Director (resigned January 28, 2005).

Each of the current members of the Board of Directors has been elected pursuant to the terms of an amended and restated shareholders agreement, dated at May 8, 1998, among Tricom, Motorola, Oleander Holdings, Inc., Zona Franca San Isidro, S.A. and certain individuals that are affiliates of GFN or Tricom.

The following sets forth further information about the members of our Board of Directors and our executive officers current as at December 31, 2005.

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

James Deane has been a member of our Board of Directors since June 2004. Since March 1995, he has been the Chief Executive Officer and majority shareholder of DSJ Holdings, Inc., which specializes in the origination of structured trade transactions and procurement for overseas buyers in Latin America and Africa. From June 1971 until January 1992, Mr. Deane was employed by Citibank in Latin America and the U.S., including as Country Corporate Officer in Ecuador and the Dominican Republic. Mr. Deane earned his Bachelor’s degree in Industrial Engineering from Stanford University and an MBA from the Wharton School of Business, University of Pennsylvania.

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

Pablo Linares has been a member of our Board of Directors since February 2005. Mr. Linares has dedicated over 30 years to international agencies including the Organization of the Petroleum Exporting Countries (“OPEC”), the United Nations, and the Inter-American Development Bank (“IADB”). He has served as the representative of the IADB in the Dominican Republic and Nicaragua, as Chief of the Operations Division in Washington, D.C. and as Chief of IADB operations for Central America, Panama, Colombia, Equator, Mexico, Bolivia, Uruguay and Paraguay in Washington. He has also served as economic advisor to the OPEC Fund for International Development and advised on the formation of the African Bank of Development and the Asian Bank of Development. He currently serves as the Executive Director of the Dominican Association of Foreign Investment Companies and consults on projects in the Dominican Republic and other countries. Mr. Linares graduated with degrees in Economy, Management, Finance and Accounting from George Washington University, Georgetown University, INCAE in Nicaragua and the Academias Hispanoamericanas in Caracas, Venezuela, respectively.

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

Executive Officers

Héctor Castro Noboa has served as Chief Executive Officer following former CEO Carl H. Carlson’s resignation in June 2005 and has served as Vice President of our Board of Directors since August 1994. See additional information in the Board of Directors section above.

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

Valeriano Valerio has served as our First Vice President of Network Planning and Operations since June 2000. Previously, he served as our Second Vice President of Institutional Relationships between June 1995 and June 2000. Mr. Valerio graduated with a degree in Electrical Engineering from the Universidad Pedro Henríquez Ureña and studied at the Nippon Telegraph and Telephone Public Corporation of Tokyo, Japan.

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

Executive Compensation

The aggregate amount of compensation we paid during the fiscal year ended December 31, 2005 to our executive officers, as a group (eleven persons), was $2.1 million. In addition, we made severance payments to our executive officers in an aggregate amount of $2 million during the fiscal year ended December 31, 2005.

Employees

	At December 31,
	2003	2004	2005
Executives	195	195	181
Others	1,440	1,420	1,490
Total	1,635	1,615	1,671

At December 31, 2005, we had 1,671 employees. Of this number, 181 were executives, directors and managers, and the remaining 1,490 were technicians, sales, service and staff employees. None of our employees belong to labor unions. We believe that we have good relations with our employees.

Share Ownership

We refer to Item 7 for information with respect to Manuel Arturo Pellerano Peña, who, to our knowledge, is the only director with 1% or greater percentage of ownership in Tricom.

In connection with our initial public offering, our Board of Directors adopted, and GFN and Motorola approved, our 1998 Long-Term Incentive Plan pursuant to which 750,000 shares of Class A Common Stock were reserved for issuance to officers and employees. At December 31, 2004 and 2005, there were outstanding options to purchase 249,130 and 163,052 shares, respectively, of Class A Common Stock that had been granted to current and former directors, officers and employees (including certain of the executive officers listed above) at exercise prices ranging from $3.00 per share to $16.00 per share. The options granted expire on the tenth anniversary of the date of grant.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth certain information known to us with respect to beneficial ownership of our Class A Common Stock at December 31, 2005 (unless otherwise indicated) by each person who, to our knowledge, beneficially owns 5% or more of our Class A Common Stock and all officers and directors as a group. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them.

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

Shareholder	Class A Common Stock Beneficially Owned (1)	Percentage of Class A Common Stock Beneficially Owned (1)	Percentage of Class B Stock Beneficially Owned	Percentage of Voting Power (assuming that all of the Class B Stock is Converted into Class A Common Stock) (1)

Oleander Holdings, Inc. (2)	25,565,357	44.9	60.0	39.6
GFN Corporation Ltd. (2)	28,444,145	50.0	60.0	44.0
Manuel Arturo Pellerano Peña (2)	28,940,594	50.8	60.0	44.8
Motorola, Inc.	7,657,818	14.4	40.0	11.9
Immobiliaria Carso, S.A. de C.V. (3)	2,445,606	5.4	—	3.8
Marino A. Ginebra Hurtado (4)	3,306,037	7.3	—	5.1
Global Capital Finance Ltd.	3,030,303	6.7	—	4.7
Verkid Finance, S.A.	3,030,303	6.7	—	4.7
Directors and executive officers as a group (20 persons) (5)	29,038,467	51.0	60.0	44.9

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

(3)                                  Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim and Johanna Monique Slim Domit own all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V., and are deemed to beneficially own indirectly the ADSs directly owned by Inmobiliaria Carso, S.A. de C.V. This information is based on a Schedule 13-G filed with the SEC on February 10, 2006.

(4)                                  Includes 606,061 shares of Class A Common Stock owned by Mr. Ginebra directly and 2,699,976 shares of Class A Common Stock owned by Walbeck Overseas Ltd., an entity controlled by Mr. Ginebra.

(5)                                  Includes 11,486,720 shares of Class B Stock and 17,453,874 shares of Class A Common Stock that may be deemed to be beneficially owned by Mr. Pellerano in his capacity as a controlling person of GFN. Also includes 750 shares of Class A Common Stock that are issuable upon exercise of currently exercisable options beneficially owned by officers.

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

Mr. Pellerano, together with members of his family, either directly or through wholly-owned subsidiaries were, at December 31, 2004 and 2005, and continue to be, the beneficial owners of 17,453,874 shares of our Class A Common Stock and 11,486,720 shares of our Class B Stock. This represents 50.8% of the issued and outstanding shares of our Class A Common Stock (calculated in accordance with SEC Rule 13d-3) and 60% of the issued and outstanding shares of our Class B Stock. From August 1994 through late 2003, Mr. Pellerano was the Chairman of our Board of Directors, President and Chief Executive Officer. He resigned from our Board of Directors in November 2003 and was reappointed in May 2004. He retains, together with members of his family, the right to appoint a majority of the members of our Board of Directors and, indirectly, the right to control selection of our management.

Until 2003, Mr. Pellerano, together with members of his family, controlled various entities that were engaged in the businesses of banking, insurance, credit card issuance, securities broker-dealer and other businesses, including:

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

•      Grupo Financiero Nacional, S.A., a Dominican Republic holding company (“GFN, S.A.”); and

•      Compañía Nacional de Arrendamientos S.A., a Dominican Republic equipment leasing company (“Conaresa”).

The following additional entities, among others, continue to be controlled by Mr. Pellerano and members of his family, and are therefore related parties:

•      Omnimedia, S.A. (“Omnimedia”), a Dominican media holding company;

•      Omni TV, S.A. (“Omni TV”), a Dominican subsidiary of Omnimedia that provides television programming;

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

Description of Related Party Transactions.

We have entered into various transactions with related parties (some of which are no longer related).

Indebtedness. We incurred indebtedness from Bancrédito Panama, Bancredit Cayman, Conaresa, GFN Capital Corporation Ltd., Ellis Portafolio, S.A. and certain other current and former affiliates of GFN and Tricom, consisting of loans, overdrafts, commercial paper and capital leases. The aggregate principal amount of our indebtedness from related parties was $74.9 million and $73.8 million at December 31, 2004 and 2005, respectively, as follows:

•      Unsecured loans, overdrafts and letters of credit owed to various current and former affiliates of GFN and Tricom in the principal amounts of $25,765,272 and $25,356,872 at December 31, 2004 and 2005, respectively, bearing interest at rates ranging from 11.5% to 12% per annum;

•      Commercial paper and promissory notes held by various affiliates of GFN in the principal amounts of $49,091,066 and $48,448,922, at December 31, 2004 and 2005, respectively, bearing interest at rates ranging from 11% to 29%.

Interest incurred on indebtedness due to current and former related parties was $10,083,499 and $10,658,941 during 2004 and 2005, respectively. Because our outstanding debt was in default at December 31, 2004 and 2005, all of the above obligations were payable on demand at those dates. Accrued interest payable on indebtedness due to current and former related parties was $14,879,148 and $24,186,485 at December 31, 2004 and 2005, respectively.

Provision of Telecommunications Services. We provided telecommunications services to certain affiliates of GFN. These entities paid us $14,939 and $157,908 for such services in 2004 and 2005, respectively.

Programming. We entered into a contract with Omni TV, an affiliated entity, to manage our relationship with international cable programmers. During 2004 and 2005, we paid Omni TV $5,359,768 and $2,423,657, respectively, for services provided under this contract.

Equipment Purchased from Motorola. We have purchased telecommunications equipment from Motorola, particularly for the development of our mobile cellular system and our wireless local loop in the Dominican Republic. Aggregate consideration paid to Motorola was $1,535,297 during 2004.

Other Transactions

We have purchased mortgage participation contracts from savings and loan associations in the Dominican Republic that are maintained as compensating balances for mortgage loans made by these associations to several of our officers. At December 31, 2004 and 2005, these mortgage participation contracts totaled $986,075 and $647,693, respectively.

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

Grupo Económico Suit.

In April 2004, a suit was brought by certain holders of certificates of deposit and other instruments issued by certain affiliates of Bancrédito Dominican Republic, a banking institution formerly controlled by GFN, seeking to have us and several co-defendants (including, among others, the Central Bank of the Dominican Republic, the Leon Bank and GFN) held jointly and severally liable for amounts owed by such affiliates to the plaintiffs. Although the Court of First Instance of Santo Domingo found in favor of the plaintiffs against certain of the defendants, neither we nor any of our subsidiaries were included among the defendants against whom judgment was entered. The court upheld the terms of the tripartite contract under which the Leon family acquired Bancrédito Dominican Republic, and rendered judgment against the parties to the tripartite contract in the amount of $156,000,000, which was subsequently reduced (upon a motion filed by the same plaintiffs) by the same judge to approximately $13,000,000. In an appeal filed by certain of the parties found liable by the Court of First Instance, the original plaintiffs sought to join us and the other original co-defendants to the appeal proceedings. In June 2007, the Appellate Court declined to join us or any of our subsidiaries to the appeal proceedings and further reduced the trial court’s award against the remaining defendants. While the Appellate Court’s decision has been appealed to the Supreme Court of the Dominican Republic, we believe it is unlikely that we will be found liable in these proceedings.

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

Potential Claims Arising from Share Placement and Bancredit Cayman Chapter 15 Proceeding.

Our Annual Report on Form 20-F for the year ended December 31, 2004 and our consolidated financial statements included in that report address the possibility of claims arising out of the purchase (the “Placement”) in December 2002 of shares of our Class A Common Stock by a group of investors for an aggregate purchase price of approximately $70 million. As of the filing date of this report, no claims arising out of the events relating to the Placement have been asserted in any jurisdiction in any litigation or similar proceedings brought against us or our subsidiaries. Nevertheless, we have received indications that one or more of the liquidators of the Bancrédito entities in Panama and the Cayman Islands believe that they have claims in connection with the Placement. However, we are unable at the present time to determine either the probability of such claims being asserted against us or the validity or amount of such claims if they are asserted. The Joint Liquidators of Bancredit Cayman have, in connection with a Chapter 15 Petition filed in the Bankruptcy Court for the Southern District of New York, served subpoenas on us and certain of our subsidiaries seeking documents relating to the Placement. In addition, we believe that it is possible that other parties may assert claims arising out of the Placement. Claims brought on behalf of the Bancrédito entities and others could, in the aggregate, equal or substantially exceed the $70 million amount of the Placement, in particular if the claimants seek rescission of the Placement or certain related transactions. At this time we are not able to determine with any certainty who might assert claims, the precise nature of any claims that may be asserted, the jurisdiction in which such claims may be brought, the theories on which such claims may be based, the validity of any such claims, whether viable defenses would be available to such claims and whether any judgment or award arising out of such claims would be enforceable against our or our subsidiaries’ assets. Accordingly, while it is possible that we will in the future need to establish loss contingencies relating to the Placement for purposes of our financial statements, we do not believe that this is necessary at the present time. If such claims were brought and determined in a manner adverse to us, our liquidity and financial resources would be adversely affected.

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

In June 2005, we received a payment opposition from GFN, freezing in our hands any payments or other amounts owed by us to Conaresa, up to an amount of $38.7 million (RD$1.349 billion) (double the amount of GFN’s claim against Conaresa, as is customary in the case of payment oppositions under Dominican law). When an entity receives a payment opposition addressed to one of its creditors, the entity in question must refrain from making any payments in violation of the payment opposition (as otherwise it may become liable for damages to the party who served the opposition) until it is lifted by means of a court order or as a result of a settlement between the conflicting parties. In May 2007, we received two further notices under which (i) Artag Meridian Ltd., an entity related to GFN, advised that it had acquired GFN’s aforesaid claims; and (ii) the above-mentioned payment opposition against Conaresa was reiterated, this time by Artag Meridian, as GFN’s assignee. Following a series of court rulings, appeals, and issuances of new payment oppositions, the matter is now pending before an Appellate Court.

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

Dominican Tax Matters.

In June 2002, we received notice from the Dominican tax authority claiming that we were required to withhold and pay 25% of the amount of our investment in Tricom Latinoamérica, S.A. The 25% withholding tax generally applies for payments made for services rendered by non-Dominican vendors and for certain dividends. The tax authority sought RD$168.1 million (approximately $9 million at 2002 exchange rates), plus penalties and interest. We contested the claim, indicating that there is no requirement to withhold tax on an investment in a wholly owned subsidiary. Our motion before the tax authority failed and an appeal to the Ministry of Finance was rejected. Following a subsequent appeal the Tax Court, in February 2007, ruled in our favor and rejected the tax authority’s claim. The tax authority decided not to file a motion for cassation before the Supreme Court of the Dominican Republic.

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

Prior to May 11, 2004, our ADSs were traded on the NYSE under the symbol “TDR”. On that date, following the announcement of our financial restructuring update on May 6, 2004, the NYSE suspended trading and subsequently delisted our ADSs. Trading of our ADSs resumed on May 19, 2004 on the OTCBB under the symbol “TRICY”. On July 25, 2004, the OTCBB suspended trading of our ADSs due to the delay in filing our Form 20-F for the year ended December 31, 2003. Trading of our ADSs then resumed on the “Pink Sheets” service on August 19, 2004 under the symbol “TRICY.PK”. In December 2006, the Bank of New York as depositary for our ADS facility notified us and holders of our ADSs that they were terminating the ADS facility which became effective on March 29, 2007. At December 31, 2005, there were 32 record holders in the United States of the ADSs.

Shares of our Class A Common Stock are not traded on any other exchange or automated quotation system.

The following table provides the high and low closing prices for the ADSs reported by the respective markets on which they were traded for (1) our five most recent full fiscal years ended 2001, 2002, 2003, 2004 and 2005, (2) each quarter of 2004 and 2005, our two most recent full fiscal years, and (3) each of the last six months ending with December 2005:

	Tricom ADS Prices
	High	Low
Year Ended:

December 31, 2001	12.46	3.15
December 31, 2002	4.00	3.00
December 31, 2003	3.05	0.82
December 31, 2004	1.95	0.07
December 31, 2005	0.20	0.02

Quarter Ended:

March 2004	1.95	1.05
June 2004	1.28	0.10
September 2004	0.80	0.20
December 2004	0.51	0.07
March 2005	0.16	0.07
June 2005	0.12	0.08
September 2005	0.25	0.08
December 2005	0.15	0.02

Month Ended:

July 2005	0.08	0.08
August 2005	0.13	0.08
September 2005	0.25	0.08
October 2005	0.15	0.08
November 2005	0.10	0.05
December 2005	0.11	0.02

ITEM 10.                                              ADDITIONAL INFORMATION

Share Capital

At December 31, 2005 and the date hereof, we had 55,000,000 shares of our Class A Common Stock, par value RD$10 per share, authorized. As of December 31, 2005, 45,458,041 shares of Class A Common Stock were issued and outstanding. As of December 31, 2005 and the date hereof, we also had 25,000,000 shares of our Class B Stock, par value RD$10 per share, authorized, 19,144,544 shares of which were issued and outstanding. We have not issued any shares of our Class A Common Stock since December 2002 and we have not issued any shares of our Class B Stock since May 1998.

At December 31, 2005, neither we nor any of our subsidiaries owned any shares of our Class A Common Stock or Class B Stock.

At December 31, 2005, there were outstanding options to purchase 163,052 shares of our Class A Common Stock for an average exercise price of $6.68 per share. These options are held by certain of our officers and employees.

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

The holders of Class A Common Stock and Class B Stock vote together with respect to all matters. Every holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held and every holder of Class B Stock is entitled to ten votes for each share of Class B Stock held by the number of shares of Class A Common Stock into which one share of Class B Stock is then convertible. Under our by-laws, Class B Stock may not be transferred except to permitted transferees. Permitted transferees include:

1.                                       Oleander;

2.                                       Motorola;

3.                                       Any subsidiary or affiliate, as defined; and

4.                                       With respect to Oleander, Manuel Arturo Pellerano Peña and any member of the family of Manuel Arturo Pellerano Peña as of the date of the initial public offering that had an interest (including indirectly through any corporation, trust or entity) in Oleander and;

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

Interest Rate Risks

Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. Our indebtedness at December 31, 2005 consisted of $200.0 million of our 11-3/8% Senior Notes due 2004, and $247.5 million of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings. In October 2003, we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness.

Our primary exposure to market risk for changes in interest rates relates to our borrowings from Dominican banks. This exposure is based on the potential for interest rate variations, not on exposure to changes in fair market value of our long-term debt.

Foreign Exchange Risks

We are subject to currency exchange risks. In 2005, we generated operating revenues of $217.5 million which represents approximately RD$6,610 million using the average private market rate for 2005. Approximately 52.5%

of our operating revenues were generated in Dominican pesos. At December 31, 2005, we had $437.2 million of U.S. dollar-denominated debt outstanding and we had significant other expenses, such as programming and equipment purchase costs denominated in U.S. dollars.

Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. In 2005, we recognized an approximate $0.7 million foreign exchange gain.

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

As a consequence of these factors, in September 2003, we announced that we would not be making a scheduled interest payment on our 11-3/8% Senior Notes due September 1, 2004. In October 2003, we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness. Subsequently, on September 1, 2004, we announced that we would not be making the $200 million principal payment on our 11-3/8% Senior Notes due September 1, 2004. As a result, we have defaulted on substantially all of our secured and unsecured indebtedness, which was approximately $447.5 million in principal amount as of December 31, 2005. In addition to our 11-3/8% Senior Notes due 2004, our indebtedness consists of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings.

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

ITEM 16C.                                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Sotomayor audited our books and records for the years ended December 31, 2004 and December 31, 2005.

Audit Fees

Fees billed by Sotomayor for professional services for the audits of the 2004 and 2005 annual consolidated financial statements, respectively, totaled approximately $440,625 and $506,344. Such fees include fees associated with the audit of our annual consolidated financial statements or services that are normally provided by Sotomayor in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Sotomayor received fees of approximately $805,217 for additional services for the years ended December 31, 2002 through 2005, including review and evaluation of quarterly results, IT audit, fraud audit procedures, the Placement, internal controls, regulatory issues, and the new audit statement format.

Tax Fees

Fees for tax services rendered to Tricom USA totaled approximately $55,486 and $55,128 for work related to the years ended December 31, 2004 and 2005, respectively.

All Other Fees

For the fiscal years ended December 31, 2004 and 2005, Sotomayor received $96,568 and $114,461, respectively, for FCC-related regulatory work, planning and research rendered to Tricom USA.

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

Not Applicable.

ITEM 18.                                              FINANCIAL STATEMENTS

The following consolidated financial statements are filed as part of this Annual Report on Form 20-F:

1.                                       Report of Independent Registered Public Accounting Firm;

2.                                       Consolidated Balance Sheets as of December 31, 2004 and 2005;

3.                                       Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005;

4.                                      Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss for the Years Ended December 31, 2003, 2004 and 2005;

5.                                       Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005; and

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
Fax: (626) 397-4908
E-mail: sotomayor@sotomayorcpa.com
Web Site www.sotomayorcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

TRICOM, S.A.:

We have audited the accompanying consolidated balance sheets of TRICOM, S. A. and subsidiaries (the Company) as of December 31, 2004 and 2005 and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for periods ended December 31, 2003, 2004 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the periods ended December 31, 2003, 2004 and 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. As discussed in Notes 3, 22, and 25 to the consolidated financial statements, the Company has suffered recurring losses from operations, which have been impacted further by the recognition of impairment losses of long-term assets and intangibles and the loss in the disposal of the Central America operations, which have led the Company to default in its long and short term debt commitments. These situations, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sotomayor & Associates, LLP

Pasadena, California

June 23, 2006

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2005

	2004	2005
Assets
Current assets:
Cash and cash equivalents	$17,590,173	$32,113,028

Accounts receivable (Notes 5, 6 and 17):
Customers	17,512,945	16,247,151
Carriers	5,806,582	4,815,386
Related parties	200,000	2,664
Other	3,318,057	1,428,250
	26,837,584	22,493,451
Allowance for doubtful accounts	(3,138,530)	(2,116,291)
Accounts receivable, net	23,699,054	20,377,160

Accounts receivable – officers and employees	540,003	108,170

Inventories, net of allowance of $528,991 and $871,435 in 2004 and 2005 respectively	1,698,074	2,385,186

Certificates of deposit and other investment, net (Note 7)	986,075	647,693

Prepaid expenses	3,336,381	7,095,561

Deferred income taxes (Note 15)	376,293	966,242
Total current assets	48,226,053	63,693,040

Property, plant and equipment, net (Notes 4, 12, 13, 22 and 25)	332,907,563	298,439,135

Intangible assets (Note 8)	2,664,641	2,664,641
Restricted Cash (Note 2.4)	—	370,378

Other assets at cost, net of amortization (Note 9)	3,884,822	3,365,176

	$387,683,079	$368,532,370

See accompanying notes to consolidated financial statements.

	2004	2005
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Borrowed funds – banks (Note 10)	$40,619,394	$48,865,810
Borrowed funds – related parties (Note 6)	8,005,000	—
Commercial paper (Note 11)	8,028,680	6,200,000
Commercial paper – related parties (Notes 6 and 11)	49,091,066	48,448,922
Current portion of long-term debt-related party (Note 6)	25,765,272	25,356,872
Current portion of long-term debt (Note 13)	302,236,880	298,501,504
	433,746,292	427,373,108

Current portion of obligation under capital leases (Note12)	14,531,321	14,531,321

Accounts payable (Note 6):
Carriers	7,837,312	8,196,740
Related parties	1,604,249	—
Suppliers	11,585,842	17,257,287
Other	407,865	994,513
	21,435,268	26,448,540
Accrued expenses (Note 16)	14,567,024	11,705,140
Other liabilities	2,460,831	5,659,756
Deferred revenues	5,804,750	2,050,620
Interest payable – related party (Note 6)	14,879,148	24,186,485
Interest payable	75,366,828	129,439,767
Total current liabilities	582,791,462	641,394,737

Reserve for severance indemnities (Note 2.12)	50,231	284,321
Deferred income taxes (Note 15)	661,795	433,895
Long-term debt (Note 13)	—	5,613,904
Total liabilities	583,503,488	647,726,857

Stockholders’ equity (deficit) (Notes 14, 16 and 18):
Class A common stock of RD$10 par value: Authorized 55,000,000 shares; issued 45,458,041 shares	24,951,269	24,951,269
Class B common stock of RD$10 par value: Authorized 25,000,000 shares; issued 19,144,544 shares	12,595,095	12,595,095
Additional paid-in-capital	275,496,964	275,496,964
Accumulated deficit	(506,839,980)	(590,214,058)
Other comprehensive loss-foreign currency translation (Note 2.3)	(2,023,757)	(2,023,757)
Stockholders’ deficit, net	(195,820,409)	(279,194,487)
Commitments and contingencies (Notes 6, 10, 11, 12, 13, 14, 15, 16, and 19)
	$387,683,079	$368,532,370

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

Operating revenues (Notes 2.5, 2.13 and 6):
Long distance	$92,087,847	$72,008,996	$70,620,470
Domestic telephony	59,475,203	64,973,873	84,071,137
Mobile	29,231,686	32,123,985	35,485,447
Cable	13,584,637	13,651,113	19,304,412
Data and Internet	4,486,692	5,354,729	7,952,623
Other	121,448	68,486	90,557
Total operating revenues	198,987,513	188,181,182	217,524,646

Operating costs and expenses: (Notes 2.2, 2.6, 2.10, 3, 4, 5, 6, 16 and 25):
Cost of sales and services	91,009,781	89,540,886	87,696,237
Selling, general and administrative expenses	60,392,716	56,685,365	77,654,448
Restructuring costs	1,597,000	8,146,000	7,803,000
Depreciation and amortization	70,292,451	75,253,831	62,040,872
Assets impairment	191,284,301	—	—
Other charges and special items	15,870,544	—	—
Total operating costs	430,446,793	229,626,082	235,194,557

Operating income (loss) from continuing operations	(231,459,280)	(41,444,900)	(17,669,911)

Other income (expenses) (Note 6):
Interest expense	(65,554,495)	(63,697,822)	(69,561,138)
Interest income	1,203,830	222,776	698,046
Foreign currency exchange gain (loss) net of income tax	5,347,199	(2,673,823)	727,114
Other, net	302,949	5,739,855	1,613,963
Other expenses, net	(58,700,517)	(60,409,014)	(66,522,015)

Loss from continuing operations before income taxes and discontinued operations	(290,159,797)	(101,853,914)	(84,191,926)

Income taxes benefit (provision) (Note 15)	(1,358,861)	(300,182)	817,848
Loss from continuing operations before discontinued operations	(291,518,658)	(102,154,096)	(83,374,078)

Discontinued operations (Note 22):
Loss from discontinued operations	(46,651,629)	—	—

Net loss	$(338,170,287)	$(102,154,096)	$(83,374,078)

Loss per common share – basic and diluted
Loss from continuing operations	$(4.51)	$(1.58)	$(1.29)
Loss from discontinued operation	(0.72)	—	—

Net loss per common share – basic and diluted	$(5.23)	$(1.58)	$(1.29)

Average number of common shares used in calculation:
Basic	64,602,585	64,602,585	64,602,585
Diluted	64,602,585	64,602,585	64,602,585

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss

Years Ended December 31, 2003, 2004 and 2005

	Number of Common Shares					Retained Earnings (Accumulated Deficit)		Other Comprehensive Loss-
	Issued		Common Stock		Additional	Appropriated	Un-	Foreign	Stockholders’ Equity
	Class A	Class B	Class A	Class B	Paid in Capital	Legal Reserve	appropriated	Currency Translation	(Deficit), Net
Balance at December 31, 2002	45,458,041	19,144,544	$24,951,269	$12,595,095	$275,496,964	$1,653,007	$(68,168,604)	$(2,023,757)	$244,503,974
Net loss	—	—	—	—	—	—	(338,170,287)	—	(338,170,287)
Balance at December 31, 2003	45,458,041	19,144,544	24,951,269	12,595,095	275,496,964	1,653,007	(406,338,891)	(2,023,757)	(93,666,313)
Net loss	—	—	—	—	—	269,602	(102,423,698)	—	(102,154,096)
Balance at December 31, 2004	45,458,041	19,144,544	24,951,269	12,595,095	275,496,964	1,922,609	(508,762,589)	(2,023,757)	(195,820,409)
Net loss	—	—	—	—	—	120,633	(83,494,711)	—	(83,374,078)
Balance at December 31, 2005	45,458,041	19,144,544	$24,951,269	$12,595,095	$275,496,964	$2,043,242	$(592,257,300)	$(2,023,757)	$(279,194,487)

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2004 and 2005

	Year Ended December 31,
	2003	2004	2005

Cash flows provided by operating activities:
Net loss from continuing operations before discontinued operations	$(291,518,658)	$(102,154,096)	$(83,374,078)

Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Depreciation	70,054,454	75,026,380	61,823,944
Impairment charge of long-lived asset, intangible assets and goodwill	191,284,301	—	—
Amortization of debt issue cost and bank debt	7,779,619	—	—
Provision allowance for investments	4,975,023	—	—
Allowance for doubtful accounts	1,676,649	2,296,554	3,497,686
Amortization of radio frequency rights	237,997	227,450	216,928
Net cash used in activities of discontinued operations, including changes in operating assets and liabilities	(4,965,215)	—	—
Charge for obsolescence of equipment pending installation	590,740	1,114,558	949,094
Charge for inventory obsolescence	1,123,217	196,204	514,641
Expenses for severance indemnities	1,743,419	864,800	2,277,835
Deferred income tax, net	(1,277,482)	297,676	(817,848)
Cost of terminating operating lease	7,371,119	—	—
Exchange rate effect in long-term debt	(7,552,955)	2,673,823	(355,740)
Loss on disposal and sale of assets	1,935,518	782,352	319,552
Changes in operating assets and liabilities excluding discontinued operations:
Decrease (increase) in accounts receivable	2,751,711	(7,594,438)	95,616
Decrease(increase) in accounts receivable – related parties	787,767	(144,577)	197,336
Decrease (increase) in inventories	834,223	(356,553)	(1,201,753)
Decrease (increase) in prepaid expenses	6,825,908	(3,229,447)	(3,759,180)
Increase in restricted cash	—	—	(370,378)
Decrease in other assets	1,939,127	406,547	302,717
(Decrease)increase in accounts payable	(5,887,852)	(5,579,402)	4,925,111
Increase in interest payable – related parties	7,079,901	7,319,770	9,307,337
Increase in interest payable	14,304,739	49.944,971	54,072,939
(Decrease)increase in other liabilities	(1,494,221)	(1,565,351)	2,372,028
(Decrease)increase in deferred revenues	(2,061,577)	1,280,657	(3,754,130)
Increase (decrease) in accrued expenses	990,167	1,342,387	(1,983,737)
Decrease in reserve for severance indemnities	(2,258,675)	(939,450)	(2,043,750)
Total adjustments	298,788,622	124,364,911	126,586,248
Net cash provided by operating activities	7,269,964	22,210,815	43,212,170

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2004 and 2005

	Year Ended December 31,
	2003	2004	2005

Cash flows from investing activities (Notes 4, 7 and 22):
Cancellation (acquisition) of investments	9,259,064	(355,910)	338,383
Cash provided by investing activities of discontinued operations	1,344,477	10,661,300	—
Acquisition of property and equipment	(10,786,426)	(13,277,265)	(28,624,156)
Net cash used in investing activities	(182,885)	(2,971,875)	(28,285,773)

Cash flows from financing activities (Notes 3, 6, 10, 11, 12, 13 and 16):
Borrowed funds from banks	3,817,614	—	268,979
Principal payments to banks	(13,646,207)	(310,304)	—
Proceeds from issuance of commercial paper	7,519,783	—	—
Principal payments of commercial paper to banks	—	—	(1,828,680)

Principal payments of commercial paper-related parties	—	—	(642,145)
Borrowed funds from (to) related parties	4,255,593	(2,503,341)	—
Principal payments to related parties	(2,082,297)	(3,888)	—
Cash used in financing activities of discontinued operations	(1,812,607)	—	—
Payments of long-term debt	(8,803,763)	(1,246,732)	(3,749,552)
Proceeds from issuance of long-term debt	—	—	5,547,856
Net cash used in financing activities	(10,751,884)	(4,064,265)	(403,542)

Net (decrease) increase in cash and cash equivalents	(3,664,805)	15,174,675	14,522,855

Cash and cash equivalents at beginning of the year	6,080,303	2,415,498	17,590,173

Cash and cash equivalents at the end of the year	$2,415,498	$17,590,173	$32,113,028

Supplementary information:
Interest paid (net of capitalization)	$(36,389,236)	$(6,272,758)	$(5,824,428)
Expense in lieu of income taxes and income taxes paid	$(2,336,999)	$(550,676)	$—

See accompanying notes to consolidated financial statements.

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
TCN Dominicana, S.A. (TCN or Telecable)

TRICOM Latinoamérica, S.A.

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

2.3                               Foreign Currencies

The Company’s and its subsidiaries’ functional currency is the U.S. dollar. All foreign currency balances are restated in US dollars using both historical and current exchange rates. Under this situation, SFAS 52 requires the use of the remeasurement method, also referred to as the monetary/nonmonetary method, when translating the entities’ financial statements. This method translates monetary assets (cash and other assets and liabilities that will be settled in cash) at the current rate at December 31. Nonmonetary assets, liabilities, and stockholders’ equity are translated at the appropriate historical rates, which are the exchange rates at the dates the transactions in the nonmonetary account originated. Also, the income statement amounts related to nonmonetary assets and liabilities, such as cost of goods sold (inventory), depreciation (property, plant and equipment), and goodwill amortization (goodwill), are translated at the same rate used for the related balance sheet translation. Other revenues and expenses occurring evenly over the year may be translated at the weighted-average exchange rate for the period. Remeasurement gains or losses that result from the remeasurement process applied to non-U.S. subsidiaries that are consolidated are reported on the parent company’s consolidated statements of operations.

As of December 31, 2004 and 2005, the rates used by the Company to translate Dominican peso balance sheet denominated accounts were RD$31.07 and RD$34.85 per one US dollar, respectively. The weighted-average exchange rates used to translate certain revenues and expenses accounts for the 2003, 2004 and 2005 statements of operations were RD$30.93, RD$42.11 and RD$30.39 respectively. Panamanian Balboas (B/.) were at par with the U.S. dollar.

2.4                               Cash and Cash Equivalents

For the purpose of the statements of cash flows, the Company considers as cash and cash equivalents all cash on hand; cash in banks, time deposits and highly liquid debt instruments with original maturities at the time of purchase of three months or less. Restricted cash is primarily related to cash held in escrow at financial institutions as determined by the court judge and restricted for possible litigation settlements.

2.5                               Customer and Carrier Accounts Receivable

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

2.6                               Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable is established through a charge to an expense account. The Company, after analyzing current market trends and collection history of its receivables portfolio has estimated those customers’ receivables balances over 90 days past due are uncollectible and are therefore reserved.

The allowance for doubtful accounts from carriers and others is established through a charge to an expense account based on an analysis of the collectability of individual accounts and payment history.

2.7                               Inventories

Inventories are valued at the lower of average cost or market. Inventory mainly corresponds to telephone equipment available for sale.

The Company’s policy is to review its inventory for specific usage and future utility. Estimates of impairment of individual items of inventory are recorded to reduce the item to the lower of cost or market. The reserve for inventory obsolescence was $528,991 and $871,435 as of December 31, 2004 and 2005, respectively.

2.8                               Change in Accounting Estimate

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

The change in the estimates of the useful lives of fixed assets was performed based on a comparison of the company’s useful lives with other companies’ useful lives for similar assets. The Company made these changes to better reflect the estimated periods during which such assets will remain in service.

2.9                               Property, Plant and Equipment

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

2.10                        Depreciation and Amortization

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

2.11                        Other Assets

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

Cellular service plans that include the price of the telephone equipment generate deferred assets for the net cost of the equipment, which is amortized over the minimum contract period of 18 months starting with the month following the delivery of the equipment. Effective January 1, 2003, the Company changed prospectively its policy for recognizing the net cost of such service plans as an expense (see Note 9).

2.12                        Severance Indemnities

According to the Labor Code of the Dominican Republic, employers are required to pay severance indemnities to those workers whose labor contracts are terminated without just cause. Just cause is defined in the Labor Code to include misstatements by an employee in his job application, termination within three months of employment for poor performance, dishonesty, threats of violence, willful or negligent destruction of property, unexcused absences or termination of the job for which the employee was hired. The Company maintains a minimal reserve to cover severance indemnities based on its experience. At December 31, 2004 and 2005, the non-current liability for severance indemnities presented in the balance sheet was of $50,231 and $284,321 respectively.

2.13                        Revenue Recognition

Long Distance.

Long distance revenues represent amounts recognized for the transmission of traffic from foreign telecommunication carriers to the Dominican Republic, including revenues derived from the Company’s U.S. based international long distance wholesale and prepaid calling card operations, outbound international and domestic long distance calls generated by calling card users and retail telephone centers. Long distance revenues are recognized as the minutes are provided or as the calls are made, except for revenues from prepaid calling cards which are recognized as the calling cards are used, net of commission paid for sale.

Domestic Telephony.

Domestic telephony revenues consist of fees received for local exchange services in the Dominican Republic, including monthly fees, local measured service and local measured charges for value-added services, outbound international and domestic long distance calls generated by the Company’s residential and business customers within the Dominican Republic, sales of customer equipment, and interconnection revenues received from other service providers for calls that terminate in the Company’s network. These revenues are recognized as services are rendered. Installation fees are recognized over the estimated average service life based on the Company’s experience (eighteen months), net of costs incurred in the installation. When installation cost are greater than the installation fees charged, the net cost related to the installations are charged as an expense immediately.

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

The Company has entered into transactions that exchange advertising services. Such transactions are recorded at the estimated fair value of the advertisement received or given in accordance with the provisions of EITF Issue No. 99-17 “Accounting for Advertising Barter Transactions”. Barter transactions were not material to the Company’s consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005.

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

2.14                        Capitalization of Interest

Interest is capitalized on qualified projects and included as part of project costs during the period necessary for installation.

During the year ended December 31, 2004 interest capitalized as part of construction projects amounted to approximately $160,000. During 2005 Tricom S.A. did not take new loans; therefore no interest has been capitalized for this year.

2.15                        Income Taxes

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

2.16                        Earnings Per Common Share

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflect the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

The weighted average number of common shares outstanding used in the calculation of basic and diluted (loss) per common share for the years 2003, 2004 and 2005 are as follows:

	2003	2004	2005
Weighted average number of common shares outstanding - basic and diluted	64,602,585	64,602,585	64,602,585

For 2003, 2004 and 2005, all stock options and warrants are excluded from consideration of diluted loss per share because of the Company’s net loss.

2.17                        Pension Plan

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

During the years ended December 31, 2003, 2004 and 2005 the Company recognized as expenses contributions for approximately $457,000, $137,000 and $892,000, respectively.

2.18                        Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of, SFAS No. 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002 (see Note 25).

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

Goodwill and intangible assets not subject to amortization are tested annually for impairment and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

2.19                        Advertising Costs

Advertising costs are expensed as they are incurred. For the years ended December 31, 2003, 2004 and 2005 these costs amounted to approximately $2,450,000, $2,609,000 and $4,711,000, respectively, and are included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

2.20                        Stock Option Plan

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

	2003	2004	2005

Net loss – as reported	$(338,170,287)	$(102,154,096)	$(83,374,078)
Add total stock-based employee compensation determined under fair-value-based method for all rewards	(59,709)	(1,218)	(136)
Pro forma net loss	$(338,229,996)	$(102,155,314)	$(83,374,214)
Net loss per share:
As reported – basic and diluted	$(5.23)	$(1.58)	$(1.29)
Pro forma – basic and diluted	$(5.23)	$(1.58)	$(1.29)

2.21                        Goodwill and Other Intangible Assets

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

The implied fair value of this reporting unit exceeded its carrying amount, thus the Company was not required to recognize an impairment loss.

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

2.22                        Investment Securities

Investment securities at December 31, 2004 and 2005 consisted of certificates of deposit and mortgage participation contracts. The Company classifies its securities as held-to-maturity. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity.

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

2.23                        Accounting Change

In November 2001, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. The Company adopted EITF Issue 01-09 effective January 1, 2003. EITF Issue 01-09 addresses the recognition, measurement, and income statement classification for sales incentives offered to customers. Sales incentives include discounts and generally any other offers that entitle a customer to receive a reduction in the price of a product by submitting a claim for a refund or rebate. Under EITF 01-09, the reduction in or refund of the selling price of the product resulting from any sales incentives should be classified as a reduction of revenue. Prior to adopting this pronouncement, the Company recognized sales incentives paid to distributors of prepaid calling cards as selling, general and administrative expenses. As a result of adopting EITF Issue 01-09, sales incentives were restated (reclassified) as a reduction of long distance revenues in the case of long distance calling cards and as a reduction of cellular revenues in the case of prepaid cellular services for the years ended December 31, 2003 and 2004. Amounts reclassified were $9,295,489 and $6,102,127 in the years ended December 31, 2003 and 2004, respectively. This pronouncement did not have any impact on net loss reported in these years. Commissions of $10,071,926 paid by cellular sales for the year ended December 31, 2005 were recorded directly as a reduction of revenue.

2.24                        Reclassifications

Certain amounts in 2004 consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the 2003 consolidated financial statements and notes.

The reclassifications were to transfer income and expense items related to discontinued operations from revenues and expenses from continuing operations and other.

Reclassifications were made to organize operating revenues by products and services according to the Company’s five reportable segments (see Note 2.13 Revenue Recognition) and to simplify the reading of the costs and expenses section by grouping similar line items that were previously reported individually.

Additionally, the Company reclassified at December 31, 2004 and 2005 deferred commissions for prepaid calling cards in the amount of $1,963,000 and $2,308,000, respectively, net of the related deferred revenues. This amount was previously presented as part of other assets in the consolidated balance sheet. Consolidated assets and liabilities at December 31, 2004 and 2005 have been decreased by this amount.

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

At December 31, 2004 and 2005, the Company’s current liabilities exceeded its current assets by $534.6 million and $577.7 million, respectively.

On October 2, 2003, the Company announced that it would not be making a scheduled interest payment to the holders of its 11-3/8% Senior Notes due 2004, and that it had initiated discussions with holders of its Senior Notes and its bank lenders, and would be continuing discussions with prospective strategic partners, to formulate a restructuring plan of the Company’s balance sheet.

An unofficial committee of bondholders and commercial banks (the “Special Committee”) was established. Concurrently with the non-payment of interest due to bondholders, the Company suspended principal and interest payments of all unsecured bank debt. As a result, the Company does not expect to have any available funding sources until the restructuring process is concluded.

In December 2003, the Company’s Board of Directors appointed a Chief Restructuring Officer to assist in negotiations with bondholders and other lenders, the implementation of a cash conservation plan and in the development of a core business plan.

Further, the Company has engaged several financial advisory and legal firms to assist in its financial restructuring process. The Company has also agreed to pay the fees and expenses of financial advisory and legal firms engaged by the unofficial committee of bondholders and commercial banks and by the Company’s majority shareholder, GFN Corporation Ltd, and certain of its affiliates, which are also major creditors of the Company. The Company also agreed to pay retention bonuses to certain of its executives. Expenses related to the Company’s financial restructuring were approximately $17.5 million.

Details of restructuring expenses are as follows:

	2003	2004	2005	Total
Financial Services:
FTI Consulting (Company)	$75,000	$1,987,000	$2,237,000	$4,299,000
Bear Stearns & Co. Inc (Company)	500,000	906,000	—	1,406,000
Chanin Capital Partners (Committee)	—	1,162,000	1,335,000	2,497,000
Broadspan Capital (GFN)	—	677,000	568,000	1,245,000

Legal Services:
Manatt Phelps & Phillips, LLP (Committee)	572,000	1,082,000	984,000	2,638,000
Greenberg Traurig, LLP (Company)	366,000	780,000	1,386,000	2,532,000
DLA Piper Rudnick Gray Cary US, LLP (co.)	84,000	217,000	—	301,000
White & Case (GFN)	—	207,000	577,000	784,000
E. Veras Consultoria, S.A (Committee)	—	127,000	95,000	222,000
Cadawalader. Wickersham & Taft, LLP (Co.)	—	113,000	—	113,000
Headrick Rizik Alvarez & Fernandez (Vendors)	—	60,000	—	60,000
Melo Guerrero (Company)	—	37,000	35,000	72,000
Jimenez Cruz Peña (Company)	—	31,000	28,000	59,000
Langa & Abinader (GFN)	—	19,000	289,000	308,000
Steel, Hector & Davis (Company)	—	—	269,000	269,000

Executive Compensation:
Retention Bonuses	—	741,000	—	741,000
	$1,597,000	$8,146,000	$7,803,000	$17,546,000

As part of the restructuring process, effective January 2004, the Company entered into an agreement for the sale of its Central American trunking assets to a group of Panamanian investors for a price of approximately $12.5 million, payable in installments. Estimated net proceeds, after transaction expenses and liabilities directly related to Central America and the payment of a portion of the proceeds to a minority partner, amounted to $10.7 million.

For the years ended December 31, 2004 and 2005, the Company generated $22.2 and $43.2 million respectively of cash flow from operations. Since the Company has not paid interest to its unsecured lenders from September 2003, interest payable as of December 31, 2004 and 2005 amounted to approximately $90.2 and $153.6 million respectively. Had the Company paid all interest on a current basis, cash flows used in operations would have been $(68.1) and $(110.4) million respectively.

At December 31, 2004 and 2005, the Company’s liabilities exceeded its total assets by approximately $195.8 and $279.2 million respectively, resulting from several factors including impairment charges of approximately $191 million recognized in the year 2003, brought about by the devaluation of the Dominican peso and the increased competition for mobile telecommunication services in the Dominican Republic.

At December 31, 2004 and 2005, the Company had indebtedness in the aggregate principal amount of $448.2 and $447.5 million respectively. The ability of the Company to pay future interest on its indebtedness and meet debt service obligations will depend on the outcome of the restructuring process, as well as the Company’s future operating performance, including the ability to increase revenues and control expenses, which in turn depends on the successful implementation of its strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond the Company’s control. Interest expense was $63.7 million for the year ended December 31, 2004 and $69.5 million for the year ended December 31, 2005.

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

4                      Property, Plant and Equipment

A detail of property, plant and equipment at December 31, 2004 and 2005 is as follows:

	2004	2005
Operations and communications:
Land	$9,101,411	$8,573,661
Buildings and improvements	16,100,996	19,054,404
Furniture and equipment	4,331,723	4,068,074
Communications equipment	186,452,923	188,990,966
Transmission equipment	184,871,539	197,500,189
Other equipment	2,711,884	1,104,919
	403,570,476	419,292,213
Less accumulated depreciation	115,826,934	164,087,292
Sub-total, operations and communications	287,743,542	255,204,921

Property and equipment:
Buildings	9,751,327	9,723,465
Furniture and office equipment	6,045,887	6,003,680
Transportation equipment	7,268,996	8,421,244
Leasehold improvements	7,400,392	7,689,963
Data processing equipment	36,324,052	36,690,433
	66,790,654	68,528,785
Less accumulated depreciation	37,417,555	50,861,120
Sub-total, property and equipment	29,373,099	17,667,665

Communications equipment pending installation	4,847,925	4,578,188
Cable company equipment pending installation (a)	533,252	642,331
Equipment in transit (b)	216,495	154,354
Construction in process (c)	10,193,250	20,191,676
Property plant and equipment, net	$332,907,563	$298,439,135

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

(c)  A detail of construction in process at December 31, 2004 and 2005 is as follows:

	2004	2005
Operations and communications:
Transmission equipment	$7,180,949	$9,578,625
Cells	2,530,493	8,104,352
Other-property and equipment	481,808	2,508,699

	$10,193,250	$20,191,676

5                      Accounts Receivable

Changes in the allowance for doubtful accounts during the years ended December 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005

Allowance at beginning of year	$7,763,109	$5,152,025	$3,138,530
Increase for the year, net (a)	1,676,649	2,296,554	3,497,686
Write-offs during the year	(4,287,733)	(4,310,049)	(4,519,925)

Allowance at end of year	$5,152,025	$3,138,530	$2,116,291

(a)  Until June 2003, the Company had contracted services from Recaudadora de Valores Tropical S.A. (RVT), an affiliate of the Company’s majority shareholder, GFN Corporate Ltd, engaged in managing the collection of past due accounts (see Note 6). During the years ended December 31, 2003, 2004 and 2005, the Company recognized collection recoveries from customer accounts previously written-off of $138,549, $181,433 and $276,872, respectively. These amounts are included as a reduction to selling, general and administrative expenses in the accompanying consolidated financial statements of operations, net of increase, in the allowance for doubtful accounts.

6                      Transactions with Related Parties

As defined in FAS 57, the Company is or was directly or indirectly related to various entities through common ownership, contractual rights and/or family ownership, as more fully set forth below.

Mr. Manuel Arturo Pellerano (“Mr. Pellerano”) together with members of his family, either directly or through their wholly-owned subsidiaries GFN Corporation, Ltd., Oleander Holdings, Inc. and Plan de Pensiones y Jubilaciones de la Compañía Nacional de Seguros (PPJ), were, at December 31, 2005,  the beneficial owners of 15,939,648 shares of the Company’s Class A Common Stock and 11,486,726 shares of the Company’s Class B Common Stock, representing 48.2% of the issued and outstanding shares of Class A Common Stock (calculated in accordance with SEC Rule 13d-3) and 60% of the issued and outstanding shares of Class B Common Stock. From 1994 through late 2003, Mr. Pellerano was the Company’s Chairman of the

Board of Directors, President and Chief Executive Officer. He resigned from the Board of Directors in October 2003 and was reappointed in May 2004. He retains, together with members of his family, the right to appoint a majority of the members of the Board of Directors of the Company and, indirectly, the right to control selection of the Company’s management.

GFN International Investments Corp., a financial services holding company incorporated in the Cayman Islands was, at the relevant times, wholly owned and controlled by Mr. Pellerano and members of his family. GFN International Investments Corp. was, until 2003, the parent company and related parties of the following entities, among others, which were engaged in the businesses of banking, insurance, credit card issuance, securities broker-dealer and other businesses:

•         Grupo Financiero Nacional, S.A., a Dominican Republic holding company (“GFN, S.A.”).

The following additional entities, among others, continue to be controlled by Mr. Pellerano and members of his family, and are therefore related parties:

•         Omnimedia, a Dominican media holding company;

•         Zona Franca San Isidro, a free trade zone located in the Dominican Republic;

•         Ellis Portafolio, which holds certain claims against the Company.

Balances with Related Parties

A detail of balances with related companies at December 31, 2004 and 2005 is as follows:

	2004	2005
Assets:
Accounts receivable (a)	$200,000	$2,664
Total Assets	$200,000	$2,664

Liabilities:
Borrowed funds (b)	$8,005,000	$—
Commercial paper (c)	49,091,066	48,448,922
Accounts payable (d)	1,604,249	—
Interest payable (e)	14,879,148	24,186,485
Current portion of long term-debt (f)	25,765,272	25,356,872
Total Liabilities	$99,344,735	$97,992,279

(a)                                  At December 2004, the amount of $200,000 corresponds to an account receivable arising from the sale of land by TCN to Campania Nacional de Seguros (SEGNA). At December 31, 2005 this amount includes rent receivable of $11,060 for space rented to Bancrédito Dominican Republic and $2,664 corresponds to communication services to Editora AA.

(b)                                 At December 31, 2004, this amount include unsecured loans of letter of credit in the amount of $1,282,802 owed to Bancrédito Panama, bearing interest at rates ranging from 9.5% to 11.5% per annum; it also includes a loan owed to Bancrédito Panama in the amount of $6,601,131, bearing interest at 11.5% per annum. This loan was granted for a five-year period maturing in December 2007. The balance of $121,067 corresponds to bank overdrafts owed to Bancrédito Panama and Bancredit Cayman as of December 31, 2004. At the beginning of September 2003, Bancrédito Panama was taken over by the regulatory authorities in Panama and is in the process of liquidation. As a result the liquidator is demanding that the loan be repaid early. At December 31, 2004 and 2005, the Company did not have any available lines of credit.

(c)                                  At December 31, 2004 and 2005, these amounts include obligations for the issuance of commercial paper in US$ to a group of GFN’s related companies for the principal amount of $47,339,007 in both 2004 and 2005, bearing interest rates ranging from 11% to 14.93% per annum. These amounts also include the issuance of commercial paper in RD$ for the amount of RD$54,486,463 (equivalent to $1,752,059), and RD$38,680,527 (equivalent to $1,109,915), respectively, with interest rates ranging from 20% and 29% per annum in 2004 and 2005.

(d)                                 At December 31, 2004 the amount of $1,604,249 is an account payable to SEGNA related to the land purchased in 2003.

(e)                                  The nature of the interest payable is related to the loans described above in Notes (b) and (c).

(f)                                    At December 31, 2004 and 2005, these amounts represent unsecured loans of $22,000,000 with GFN Capital Corporation, Ltd., a related offshore entity. Interest accrues monthly at an interest rate ranging from 11.5% to 12% per annum in 2004 and 2005, respectively. The loans mature in December 2007. The Company is not paying interest on these loans; consequently, these amounts are presented as current portion of long-term debt.

Additionally, it includes unsecured loan received from GFN S.A., a related institution, in the amount of RD$94,007,000 (equivalent to $3,025,652 in 2004 and $2,697,475 in 2005) and with a 12% annual interest rates in 2004 and 2005, and RD$22,980,000 with a 12% per annum interest rate (equivalent to $739,620 in 2004 and $659,397 in 2005). At December 31, 2004 and 2005, this loan has been classified as part of the current liabilities in the accompanying consolidated balance sheets, as result of the default in payment of interest and principal. As a result of operating losses, the Company was unable to remain in compliance with the financial covenants arising under substantially all of its long-term note agreements. The Company has been working with different creditors to restructure the existing debt.

Other Transactions with Related Parties

A detail of transactions with related parties during the years ended December 31 2003, 2004 and 2005, are as follows:

	2003	2004	2005

Operating revenues – communications service revenues (a)	$3,147,585	$14,939	$157,908
Selling, general and administrative expenses:
Insurance premiums (b)	(5,890,664)	—	—
Security services (c)	(162,498)	—	—
Pension plan contributions (see Note 2.17)	(403,345)	—	—
Advertising services (d)	(107,391)	—	—
Professional services (e)	(62,618)	—	—
Leased premises and equipment (f)	(110,540)	—	—
Other charges and special items (g)	(4,975,023)	(5,359,768)	(2,423,657)

Other income (expenses):
Interest incurred on loans (h)	(15,713,131)	(10,083,449)	(10,658,941)
Interest earned (i)	1,273,239	—	—
Bank charge (j)	(122,824)	—	—
Equipment purchased (Motorola) (k)	(1,296,840)	(1,535,297)	—

(a)                                     During the year ended December 31, 2003 this amount corresponds to telecommunications services to Segna of $581,959; Editora AA of $108,313; GFN of $20,972; Banco Nacional de Crédito, S.A. of $2,424,830 and Zona Franca San Isidro of $11,511. At December 31, 2004 this amount corresponds to telecommunications services to Zona Franca San Isidro of $14,939. At December 31, 2005 this amount corresponds to telecommunication services to Zona Franca San Isidro of $17,688 and Editora AA of $140,220.

(b)                                    During the year ended December 31, 2003 this amount represents expense for insurance premiums paid to SEGNA for property and casualty, business interruption and director and officer liability coverage.

(c)                                     During the year ended December 31, 2003 this amount corresponds to expense for security services at all Tricom locations provided by Compañía Nacional de Seguridad, S.A. (CONASE).

(d)                                    During the year ended December 31, 2003 this amount corresponds to expenses for material for promotions and publicity printed in Editora AA.

(e)                                     During the year ended December 31, 2003 this amount corresponds to expenses for internal audit services paid to GFN, S.A. At that time the internal audit department was centralized in GFN, S.A.

(f)                                       During the year ended December 31, 2003, the amount of $110,540 corresponds to rent paid for space leased from Bancredito Dominican Republic.

(g)                                    During the years ended December 31, 2003, 2004 and 2005 these amounts correspond to payments made to Omni, T.V. arising from a contract signed between the company and Omni, T.V. to manage the relationship with international cable programmers.

(h)                                    These interest expenses tie to the loans from commercial paper and other debt from related parties described in Note 6, balances with related parties, Letters b, c and f.

(i)                                        During the year ended December 31, 2003 this amount corresponds to investments in certificates of deposit amounted to $4,830,530. The Company wrote-off the investment in December 31, 2003.

(j)                                        During the year ended December 31, 2003 this amount corresponds to bank service charges related to operations with Banco Nacional de Crédito, S.A.

(k)                                     During the years ended December 31, 2003 and 2004 these amounts relate to the purchase of telecommunications equipment that is being disclosed because Motorola owns 40% of the class B common stock of the Company.

7                      Certificates of Deposit and Other Investments

At December 31, 2004 and 2005 the Company had mortgage participation contracts by $986,075 and $647,693, respectively, purchased from unrelated savings and loans associations in the Dominican Republic. These contracts earned interest at rates ranging from 5% to 10% per annum in 2004 and 2005 respectively. These investments are maintained as compensating balances for mortgage loans made by these savings and loans associations to certain officers and employees of the Company.

8                      Intangible Assets

There were no acquisitions of intangible assets during the years ended December 31, 2004 and 2005. The summary of changes in the Company’s intangible assets (other than goodwill) during the years ended December 31, 2003, 2004 and 2005, is as follows:

	License	Broadcasting Contract	Total

Balances at December 31, 2002	$6,946,978	$—	$6,946,978

4th Impairment charge	(4,282,337)	—	(4,282,337)
Balances at December 31, 2003	2,664,641	—	2,664,641

4th Impairment charge	—	—	—
Balances at December 31, 2004	2,664,641	—	2,664,641

4th Impairment charge	—	—	—
Balances at December 31, 2005	$2,664,641	$—	$2,664,641

The intangible assets are determined to have indefinite useful lives due to their expected ability to generate cash flows indefinitely. The cable license is based on an agreement signed with the Dominican government, which has an indefinite life. In the case of broadcasting contracts, the contracts can be renewed automatically without additional payment.

At the fourth quarter of 2004 and 2005, the Company performed its annual impairment review for intangible assets and it was determined that there were no impairment charges for these quarters.

9                      Other Assets

Other assets at December 31, 2004 and 2005 consisted of the following:

	2004	2005

Deposits	$389,815	$386,640
Radio frequency rights, net (a)	3,073,629	2,856,702
Other (b)	421,378	121,834
	$3,884,822	$3,365,176

(a)           At December 31, 2004 and 2005, these amounts represent payments for frequency usage rights to expand the

Company’s cellular and PCS capacity in the Dominican Republic. For the years ended December 31, 2003, 2004 and 2005, the amortization expense corresponding to the frequency usage rights in the Dominican Republic amounted to $237,997, $227,450 and  $216,928 respectively.

At December 31, 2004 the Company transferred certain frequency rights to a third party telecommunications company in the amount of $308,706. This transaction generated revenues in the amount of $5,081,508, which is included in other income in the accompanying consolidated statement of operations.

(b)                                    A detail of this amount is as follows:

	2004	2005
Equipment held for investment (Enron)	$81,022	$81,022
Other Bank Commission	340,356	40,812
	$421,378	$121,834

10               Borrowed Funds - Banks

Funds borrowed by the Company consist of:

	2004	2005
Funds denominated in US dollars (a)	$39,285,503	$47,676,599
Funds denominated in Dominican pesos (b)	1,333,891	1,189,211
	$40,619,394	$48,865,810

(a)                                     At December 31, 2004 and 2005 these amounts included loans made by the Central Bank of the Dominican Republic for $29,745,027 and $29,745,027 respectively, as a result of draws on stand-by letters of credit issued on behalf of the Company by Bancrédito, a financial institution that was related to Tricom at the time the letters of credit were issued and was sold in 2003 to a third party in a transaction involving the Central Bank. In that sale transaction, the Central Bank agreed to assume liability for the letters of credit. The loans made by the Central Bank accrue interest at rates ranging from 10.25% to 14% per annum. The Company has not paid interest on its unsecured debt since September 2004.

At December 31, 2004 and 2005 these amounts included a secured loan of $3,000,000; this loan is secured by transmission equipment with an approximate book value of $5.2 million and accrues interest at an annual rate of 5% per annum. These amounts also include a loan in the amount of $5,640,476 with Citibank, Dominican Republic which accrues interest at an annual rate of 10%.

At December 31, 2005, this amount include unsecured loans of letter of credit in the amount of $1,282,802 owed to Bancrédito Panama, bearing interest at rates ranging from 9.5% to 11.5% per annum; it also includes a loan owed to Bancrédito Panama in the amount of $6,601,131, bearing interest at 11.5% per annum. This loan was granted for a five-year period maturing in December 2007. The balance of $121,067 corresponds to bank overdrafts owed to Bancrédito Panama and Bancredit Cayman as of December 31, 2005. At December 31, 2005, the Company did not have any available lines of credit.

At December 31, 2004 and 2005, these amounts include unsecured loans with various banks totaled $900,000 and $1,286,096, respectively.

(b)                                    At December 31, 2004 and 2005, these loans represented RD$41,444,000 (equivalent to $1,333,891 and $1,189,211 using the prevailing exchange rate at that date, which was RD$31.07 and $34.85, respectively, per US$1.00) bearing interest at a rate of 40% per annum.

11               Commercial Paper

As of December 31, 2004 and 2005, commercial paper issued by the Company consisted of:

	2004	2005
Commercial paper in US dollars (a)	$55,367,687	$6,200,000
Commercial paper in US dollars-related parties (Note 6(c))	—	47,339,007
Commercial paper in Dominican pesos (b)	1,752,059	1,109,915
Total commercial paper	57,119,746	54,648,922

Less short-term commercial paper	57,119,746	54,648,922
Long-term commercial paper	$—	$—

(a)                                At December 31, 2004 and 2005, these instruments accrued interest at annual rates ranging from  8.5% to 14.93%.

(b)                              At December 31, 2004 and 2005, peso-denominated commercial paper consisted of RD$54,436,463 and RD$38,680,538 (equivalent to $1,752,059 and $1,109,915 using the prevailing exchange rate at that date, which was RD$31.07 and $34.85, per $1.00) respectively accruing interest at annual rates ranging between 20% and 29%. At December 31, 2004 and 2005, the Company did not have a facility for the issuance of commercial paper (see Note 6(c)).

At December 31, 2005, a portion of the commercial paper issued by the Company is held by related parties (see Note 6 (c)). All commercial paper issued by the Company and outstanding at December 31, 2004 and 2005 are due on demand. These obligations are issued through the related company “Acciones y Valores, S.A.” and through an unrelated company “Valores Profesionales, S.A.”

The following is a schedule of the maturity for such debt at December 31, 2004 and 2005:

	2004	2005

Due on demand	$57,119,746	$54,648,922

Total	$57,119,746	$54,648,922

12               Capital Leases

The Company has entered into various capital lease contracts with Conaresa, a former related party that until 2003 was owned and controlled by GFN, S.A.

At December 31, 2004 and 2005, the Company had not made the lease payments due during 2004 and 2005 respectively. The contracts for capital leases provide that in case payments are not made, the lender could cancel the contracts. Due to this fact, the debt has been classified in its entirety as a current liability in the accompanying balance sheets at December 31, 2004 and 2005.

The capital lease contracts also provide for interest and penalty interest in unspecified amounts to be determined by the lessor.

Assets recorded under these capital leases consist of:

	2004	2005
Transportation	$1,276,815	$1,276,815
Machinery and equipment	307,748	307,748
	1,584,563	1,584,563
Less accumulated depreciation	(1,584,563)	(1,584,563)

	$—	$—

At December 31, 2004 and 2005, the fixed assets under capital leases were fully depreciated.

13               Current Portion of Long-Term Debt

The outstanding debt at December 31, 2004 and 2005 was in default and consequently classified as a current liability in the Company’s balance sheet. Outstanding debt consists of the following:

	2004	2005
Senior Notes (a)	$200,000,000	$200,000,000

Bank loans and note payable:

Loans denominated in Dominican pesos equivalent to RD$72,085,630 at December 31, 2004. These loans are payable in fixed monthly installments and pay rates ranging from 38% to 40% per annum at December 31, 2004. These loans are secured by mortgages on the transmission and telecommunications equipment with an approximate book value of $6.4 million. During December 2003, the Company renegotiated a deferral of these payments until May 2004. The Company did not pay the corresponding installments during 2004, and the loans therefore can be called on demand. This loan was cancelled during 2005.	2,320,104	—

Loans denominated in Dominican pesos equivalent to RD$162,400,000 at December 31, 2004 and 2005, equivalent to US$5,226,907 and US$4,659,972 respectively. These loans carried annual interest rates ranging from 36% to 40% per annum at December 31, 2004 and 2005 respectively.	5,226,907	4,659,972

Loans with variable annual interest between 4.90% and 9.00% at December 31, 2004 and 2005, respectively. These loans are payable in installments up to 2011. A related party company secures these loans. Some of these loans include clauses with respect to non-compliance of payments of installments of interest and principal, maintaining the levels of assets and debts, among others. At December 31, 2003, the Company had not complied with the debt contracts and, as a result, these loans may be called on demand with the exception of the General Electric note. At December 31, 2004 and 2005, these loans were classified as current liabilities in the consolidated balance sheet.

	54,491,878	59,216,917

Loans which pay interest at rates ranging between 9.5% and 15.50% per annum and at December 31, 2004 and 2005. These loans have maturities up to 2007. Some of the loans are secured by liens on telecommunications equipment and a mortgage over Real Estate (Tricom Duarte) with a book value of approximately $15.3 million at December 31, 2005. Some of these loans include clauses related to non-compliance with the timely payment of interest and principal and maintaining a minimum of assets and debts. At December 31, 2003, the Company was not in compliance with debt contracts in an amount of $38,714,515. At December 2004 and 2005 these loans were classified as current liabilities on the consolidated balance sheet

	40,197,991	40,238,519

Total bank loans and note payable	102,236,880	104,115,408

Total debt	302,236,880	304,115,408

Less current portion of long-term debt	302,236,880	298,501,504

Long-term debt excluding current portion	$—	$5,613,904

(a)                                       Senior Notes

On August 15, 1997, the Company issued $200,000,000 aggregate principal amount of 11- 3/8% Senior Notes due in 2004 (the “Senior Notes”). Interest on the Senior Notes is payable in semi-annual installments on March 1 and September 1 of each year.

On September 2, 2003 the Company did not pay interest due on the Senior Notes in the amount of $11.3 million. According to the terms governing the notes, the Company had a period of 30 additional days to comply with the payment of the interest. On October 2, 2003 the Company announced that it would not be able to make the interest payment. The Company commenced a discussion process with certain holders of the Senior Notes and other creditors.

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

Summarized condensed consolidated financial information of TRICOM, S.A. (Parent Company), the subsidiary guarantors on a combined basis (GFN Comunicaciones, TRICOM Centro America, S.A., Call Tel Corporation, TRICOM USA and Subsidiaries, TRICOM Latinoamérica, S.A., TRICOM, S.A. –Panama- and TCN Dominicana, S.A.) and the subsidiary non-guarantor (TRICOM Panama, S.A. - formerly Cellular Communications of Panama, S.A. -) at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 is as follows (see Note 1):

Balance sheet data at December 31, 2004:

Assets	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Current assets:
Cash on hand and in banks	$1,029,011	$16,561,162	$—	$17,590,173
Accounts receivable, net	78,756,056	13,047,460	(68,104,462)	23,699,054
Other current assets	6,039,393	897,433	—	6,936,826
Total current assets	85,824,460	30,506,055	(68,104,462)	48,226,053

Property and equipment net	276,489,285	56,418,278	—	332,907,563

Other non-current assets	6,295,074	254,389	—	6,549,463

Total assets	$368,608,819	$87,178,722	$(68,104,462)	$387,683,079

Liabilities and Stockholders’ Equity	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Current liabilities:
Borrowed funds - banks	$39,719,394	$900,000	$—	$40,619,394
Borrowed funds - related parties	1,399,597	6,605,403	—	8,005,000
Commercial paper and current portion of long term-debt - banks	307,239,908	3,025,652	—	310,265,560
Commercial paper and current portion of long term-debt - related parties	74,856,338	—	—	74,856,338
Current portion of capital leases	14,531,321	—	—	14,531,321
Accounts payable	21,625,149	67,914,580	(68,104,461)	21,435,268
Other current liabilities	70,553,586	42,524,995	—	113,078,581

Total current liabilities	529,925,293	120,970,630	(68,104,461)	582,791,462

Non-current liabilities	34,494,785	687,001	(34,469,760)	712,026

Total liabilities	564,420,078	121,657,631	(102,574,221)	583,503,488

Stockholders’ deficit	(195,811,259)	(34,478,909)	34,469,759	(195,820,409)

Total liabilities and stockholders’ deficit	$368,608,819	$87,178,722	$(68,104,462)	$387,683,079

Balance sheet data at December 31, 2005:

Assets	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Current assets:
Cash on hand and in banks	$27,618,902	$4,494,126	$—	$32,113,028
Accounts receivable, net	56,620,492	12,369,745	(48,613,077)	20,377,160
Other current assets	9,423,049	1,779,803	—	11,202,852
Total current assets	93,662,443	18,643,674	(48,613,077)	63,693,040

Property and equipment net	251,632,743	46,806,392	—	298,439,135
Restricted Cash	263,630	106,748	—	370,378
Other non-current assets	5,915,733	114,084	—	6,029,817

Total assets	$351,474,549	$65,670,898	$(48,613,077)	$368,532,370

Liabilities and Stockholders’ Equity	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Current liabilities:
Borrowed funds - banks	$40,974,312	$7,891,498	$—	$48,865,810
Commercial paper and current portion of long term-debt - banks	302,004,029	2,697,475	—	304,701,504
Commercial paper and current portion of long term-debt - related parties	73,805,794	—	—	73,805,794
Current portion of capital leases	14,531,321	—	—	14,531,321
Accounts payable	25,857,832	49,203,785	(48,613,077)	26,448,540
Other current liabilities	90,658,192	82,383,576	—	173,041,768

Total current liabilities	547,831,480	142,176,334	(48,613,077)	641,394,737
Non-current liabilities	82,837,556	6,051,918	(82,557,354)	6,332,120

Total liabilities	630,669,036	148,228,252	(131,170,431)	647,726,857

Stockholders’ deficit	(279,194,487)	(82,557,354)	82,557,354	(279,194,487)

Total liabilities and stockholders’ deficit	$351,474,549	$65,670,898	$(48,613,077)	$368,532,370

Statements of operations for the year ended December 31, 2003:

	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Operating revenues	$137,463,472	$91,701,176	$—	$(30,177,135)	$198,987,513

Operating costs	(345,453,194)	(108,395,571)	—	23,401,972	(430,446,793)
Operating loss from continuing operations	(207,989,722)	(16,694,395)	—	(6,775,163)	(231,459,280)

Other expenses, net	(128,061,926)	(2,934,635)	—	72,296,044	(58,700,517)
Loss from continuing operations before income taxes and discontinued operations	(336,051,648)	(19,629,030)	—	65,520,881	(290,159,797)

Income taxes	(2,118,638)	759,777	—	—	(1,358,861)
Loss from continuing operations before discontinued operations	(338,170,286)	(18,869,253)	—	65,520,881	(291,518,658)

Discontinued operations	—	(46,651,629)	—	—	(46,651,629)

Net loss	$(338,170,286)	$(65,520,882)	$—	$65,520,881	$(338,170,287)

Statements of operations for the year ended December 31, 2004:

	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Operating revenues	$112,540,316	$75,640,866	$—	$—	$188,181,182

Operating costs	(141,051,483)	(88,574,599)	—	—	(229,626,082)
Operating loss from continuing operations	(28,511,167)	(12,933,733)	—	—	(41,444,900)

Other expenses, net	(73,642,929)	(28,969,442)	—	42,203,357	(60,409,014)
Loss from continuing operations before income taxes	(102,154,096)	(41,903,175)	—	42,203,357	(101,853,914)

Income taxes	—	(300,182)	—	—	(300,182)

Net loss	$(102,154,096)	$(42,203,357)	$—	$42,203,357	$(102,154,096)

Statements of operations for the year ended December 31, 2005:

	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Operating revenues	$135,310,532	$82,214,114	$—	$—	$217,524,646

Operating costs	(146,531,995)	(88,662,562)	—	—	(235,194,557)
Operating loss from continuing operations	(11,221,463)	(6,448,448)	—	—	(17,669,911)

Other expenses, net	(72,152,615)	(42,447,946)		48,078,546	(66,522,015)
Loss from continuing operations before income taxes	(83,374,078)	(48,896,394)	—	48,078,546	(84,191,926)

Income taxes	—	817,848	—	—	817,848

Net loss	$(83,374,078)	$(48,078,546)	$—	$48,078,546	$(83,374,078)

Statement of Cash flows for the year ended December 31, 2003:

	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Net cash provided by (used in) operating activities	$608,997	$7,217,067	$(556,100)	$—	$7,269,964
Net cash provided by (used in) investing activities	3,807,597	(6,138,482)	—	2,148,000	(182,885)
Net cash (used in) provided by financing activities	(9,963,504)	780,326	579,294	(2,148,000)	(10,751,884)
Net (decrease) increase in cash on hand and in banks	(5,546,910)	1,858,911	23,194	—	(3,664,805)

Cash on hand and in banks at beginning of the year	5,618,403	387,612	74,288	—	6,080,303

Cash on hand and in banks at the end of the year	$71,493	$2,246,523	$97,482	$—	$2,415,498

Statement of Cash flows for the year ended December 31, 2004:

	Tricom, S.A.Parent Co.	Subsidiary Guarantors	Subsidiary Non- Guarantor	Consolidating Adjustments	Total Consolidated

Net cash provided by (used in) operating activities	$17,563,423	$12,108,557	$—	$(7,461,165)	$22,210,815
Net cash (used in) provided by investing activities	(13,763,536)	3,330,496	—	7,461,165	(2,971,875)
Net cash used in financing activities	(2,842,369)	(1,221,896)	—	—	(4,064,265)
Net increase in cash on hand and in banks	957,518	14,217,157	—	—	15,174,675

Cash on hand and in banks at beginning of the year	71,493	2,246,523	—	97,482	2,415,498

Cash on hand and in banks at the end of the year	$1,029,011	$16,463,680	$—	$97,482	$17,590,173

Statement of Cash flows for the year ended December 31, 2005:

	Tricom, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Net cash provided by (used in) operating activities	$59,265,034	$(16,052,864)	$—	$43,212,170
Net cash used in investing activities	(26,350,788)	(1,934,985)	—	(28,285,773)
Net cash (used in) provided by financing activities	(6,431,104)	6,027,562	—	(403,542)
Net increase (decrease) in cash on hand and in banks	26,483,142	(11,960,287)	—	14,522,855

Cash on hand and in banks at beginning of the year	1,029,011	16,561,162	—	17,590,173

Cash on hand and in banks at the end of the year	$27,512,153	$4,600,875	$—	$32,113,028

14                      Stockholders’ Equity

Introduction.

The authorized capital stock of the Company consists of 55,000,000 shares of Class A common stock and 25,000,000 shares of Class B common stock.

Subject to the matters described in Note 3 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Financial Statements”) and under “December 2002 Private Placement” below, all of the Company’s outstanding shares are duly authorized, validly issued and fully paid. Both classes of capital stock vote together as a single class, except on any matter that would adversely affect the rights of either class. The Class A common stock has one vote per share and the Class B stock has ten votes per share. The economic rights of each class of capital stock are identical.

December 2002 Private Placement.

In December 2002 the Company completed the Placement (the “Placement”) of 21,212,121 shares of Class A Common Stock, as described in Note 3 to the 2004 Financial Statements. Various related parties were involved in the Placement as described in Notes 3 and 7 to the 2004 Financial Statements. In its letter requesting initiation of the Special Committee’s (as defined in Note 3) investigation, the Company’s former independent auditor, the member firm of KPMG International in the Dominican Republic (“KPMG”) stated that the investigation should determine whether the Placement qualified to be recorded as equity on the Company’s consolidated balance sheet as at December 31, 2002. The resolutions appointing the Special Committee authorized it to, among other matters, conduct a review of the Placement to determine facts reasonably necessary to allow the Company and its advisors to determine the appropriate accounting treatment to be given to the Placement. The Special Committee Report included a report by BDO Seidman LLP, a national public accounting firm (“BDO”) that, in summary, stated that varying conclusions as to whether the Company properly accounted for the Placement can be reached based on different hypothetical fact scenarios. Under certain hypothetical fact scenarios, the accounting treatment of the Placement as equity would remain unchanged. Under certain alternative hypothetical fact scenarios, BDO stated that the consolidated financial statements of the Company included in its Annual Report on Form 20-F for the fiscal year ended in December 31, 2002 “should be restated to reflect the proceeds of the Placement as debt, or “mezzanine financing” (and not as “permanent equity”) if (a) the Placement and/or the conduct of the relevant parties related to the Placement could be deemed fraudulent and/or any applicable laws or regulations (including applicable SEC laws and regulations) were violated  in connection with the Placement and (b) a court of competent jurisdiction, as a remedy in litigation initiated by the SEC or a third party, has power to, and possibly could,  order and compel a rescission of the Placement.”  The Company’s management is not at this time in a position to definitively determine which, if any, of BDO’s hypothetical scenarios most closely resembles the circumstances surrounding the Placement. Determinations as to the conduct of the relevant parties involved in the Placement are inherently fact intensive, and therefore uncertain, and in certain of the relevant jurisdictions it is unclear whether or not a rescission remedy would be available based on the facts currently known to the  Company’s management. Furthermore, the Company has received advice from counsel representing its independent accounting firm questioning whether certain of the accounting literature cited by BDO in support of its rescission analysis is applicable to the circumstances surrounding the Placement.

In light of these uncertainties, and the limited records relating to the Placement available to it, the Company’s management has weighed the following factors, among others, in reaching a determination as to the appropriate accounting treatment of the Placement. On the one hand, the Company’s board minutes and stock books, the records of its transfer agent, the Company’s internal accounting records, certain resolutions of the liquidator of Bancrédito Panama (as defined in Note 6(b)), the stated purpose of the investor financing provided by Bancrédito Panama, and those records available to the Company’s management documenting the application of the proceeds of the Placement, all indicate that Class A common stock was issued in the Placement, supporting the Company’s management’s belief that the intent behind, and the effect of, the transaction was to increase stockholders’ equity. These factors would tend to indicate that the Placement should continue to qualify to be recorded as equity on the Company’s balance sheet as at December 31, 2002. On the other hand, the incomplete nature of the records of the transaction currently available to the Company’s management, in particular the lack of subscription or similar documentation establishing a legal relationship between the Company and the investors, incomplete and in some cases inconsistent records as to both the receipt and application by the Company of the proceeds of the Placement, the possible non-recourse nature of the financing provided to the investors in the Placement, the involvement of related parties in providing that financing, and suggestions that negotiation of the transactions surrounding the Placement was not in all respects at arm’s length, raise questions as to whether the Placement should continue to be recorded as equity in accordance with generally accepted accounting principles. After weighing these factors, the Company’s management has concluded that, on balance, the Placement should continue to qualify to be recorded as equity on its consolidated balance sheet as at December 31, 2002, but acknowledges that this conclusion is not beyond dispute and may change if additional information becomes available that is inconsistent with this treatment.

15                      Income Taxes

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

Therefore, the information about corporate income tax expense for the years ended December 31, 2003, 2004 and 2005, respectively, represents the sum of the tax obligations of each of the consolidated subsidiaries.

The components of the Company’s provision for (benefit from) income taxes are summarized as follows:

	Current	Deferred	Total

Year ended December 31, 2003
U.S. Federal	$—	$(569,073)	$(569,073)
Dominican Republic	2,336,999	(409,065)	1,927,934
	$2,336,999	$(978,138)	$1,358,861

Year ended December 31, 2004
U.S. Federal	$—	$470,666	$470,666
Dominican Republic	134,978	(305,462)	(170,484)

	$134,978	$165,204	$300,182

Year ended December 31, 2005
U.S. Federal	$—	$(817,848)	$(817,848)
Dominican Republic	—	—	—
	$—	$(817,848)	$(817,848)

The components of deferred tax assets and liabilities are as follows:

	2003	2004	2005
Deferred tax assets:
Deferred revenues	$92,559	$763,164	$1,436,260
Property, plant and equipment in the Dominican Republic	14,277,685	18,212,994	14,487,443
Net operating loss	69,888,827	113,698,471	111,711,894
Tax credit carryforward	96,369	96,369	96,369
Other	45,390
Gross deferred tax assets	84,400,830	132,770,998	127,731,966

Valuation allowance	(83,032,658)	(132,007,834)	(126,295,706)

Deferred tax assets, net	1,368,172	763,164	1,436,260

Deferred tax liabilities:
Property and equipment in USA	713,360	661,795	433,895
US IRC Section 481 adjustment	327,936	386,871	470,018
Other – net	141,712	—	—
Gross deferred tax liabilities	1,183,008	1048,666	903,913

Deferred tax, net	$185,164	$(285,502)	$532,347

At December 31, 2003, the applicable taxes of the companies in the Dominican Republic were determined based on 1.5% of gross revenues for the year ended December 31, 2003.

At December 31, 2004 and 2005, the applicable taxes of the companies in the Dominican Republic were determined based on 25% of the net taxable income for the years ended December 31, 2004 and 2005. As a result of this new tax regimen, TRICOM S.A. and TCN Dominicana S.A. were not being requested to pay taxes.

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

At December 31, 2005, Tricom USA, the subsidiary in the United States has an unused net operating loss carry forward which for US income tax purpose may be used to offset future taxable income, if any, until 2025 and expires as follows:

Year	Amount

2013	$561,115
2015	38,173
2021	1,337,981
2022	11,699,337
2023	15,227,395
2024	34,681,203
2025	41,566,837
Total	$105,112,041

16                      Commitments and Contingencies

A summary of commitments and contingencies at December 31, 2003, 2004 and 2005 is as follows.

(a)                   Commitments.

(i)  TRICOM maintains contracts with foreign entities for the traffic of overseas calls. Such contracts require each entity to obtain the necessary facilities to establish, maintain and operate its respective terminals. The cost of each contract is based upon negotiated rates, which are computed based on the amount of traffic each month. For the years ended December 31, 2003, 2004 and 2005 this cost amounted to $7,371,917, $4,883,018 and $4,379,036 respectively, and is included in the cost of sales and services in the accompanying consolidated statements of operations.

(ii)  On May 8, 1997, the Federal Communications Commission (FCC) issued an order to adopt the provisions of the Telecommunications Act of 1996 relating to the preservation and advancement of universal telephone service (the “Universal Service Order”). The Universal Service Order requires all telecommunications carriers providing interstate telecommunications services to contribute to universal service by contribution to a Order (the “Universal Service Order”). Universal Service Order contributions were assessed based upon intrastate, interstate and international end-user gross telecommunications revenue effective January 1 through December 31.

At December 31, 2003, 2004 and 2005 the Company contributed $62,268, $50,504 and $44,816 respectively, to the “Universal Service Order” on end-user telecommunications revenue of $2,298,904, $594,498 and $472,730 for the years then ended respectively. The contribution paid is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

(iii)  The subsidiary dedicated to cable television systems operations has contracts with television and network companies around the world for the transmission of programming content in the Dominican Republic. Such companies required monthly payments that range between $0.05 and $0.16 per subscriber in 2003, between $0.05 and $12.5 per subscriber in 2004 and 2005. The terms of these contracts fluctuate between two and three years and are renewable at the option of the parties. For the years ended December 31, 2003, 2004 and 2005 the total amount of these payments was $6,682,249, $5,359,768 and $2,423,657, respectively, which is included as part of the cost of sale and services in the accompanying consolidated statements of operations. The subsidiary had a trade agreement with Omnimedia S.A, a related party to receive publicity service in exchange of television services (advertising announcements). Part of the agreement involves managing the international cable programmers. According to management and the market practice, the cost of cable programmers is considered as a product not as a service and therefore, is not subject to the 25% income tax withholding.

(iv)  The Company has employment agreements with certain of its executive’s officers, the terms of which expire at January 14, 2006. Such agreements provide minimum salary levels, as well as incentive bonuses that are payable if specified management goals are reached. The aggregate commitment for future salaries at December 31, 2005, excluding bonuses, is approximately $3,153,000.

(v)  The telecommunications law of the Dominican Republic (Law 153-98) requires that companies operating in this sector pay to the Instituto Dominicano de Telecomunicaciones (INDOTEL) a monthly fee equivalent to 2% of their international net income. As of December 31, 2003, 2004 and 2005 this expense amounted to $668,123, $462,165 and $487,169, respectively, which is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

(vi)  The Company has engaged several financial advisory firms to assist in its financial restructuring process. Currently, the Company has monthly commitments from retainer and advisory fees related to its financial restructuring in the aggregate of approximately $700,000. In addition, the Company has contingencies in the aggregate of approximately $2,000,000 for success-based advisory compensation fees upon the completion of the Company’s restructuring process.

(vii)  The subsidiary Tricom USA, Inc. has guaranteed loans made to Tricom S.A., its parent company. Two guarantees are to The International Bank of Miami as lender and Export-Import Bank of the United States for $36,002,530 on July 2000 and $20,000,000 on November 2000 respectively. The first is a five-year loan with an interest rate equal to the sum of LIBOR for the applicable period plus 2.25 percent per annum, the second has the same interest rate and the loan payment term could be from two to seven years. The outstanding balance as of year-end is $40,481,013. The third is a corporate guarantee to the Export Development of Canada for $1,122,000 on May 27, 2002 with the rate of interest of LIBOR plus 4% per annum. The loan term is 18 months to be paid in 5 consecutive semi-annual installments commencing on September 30, 2002. This loan is to be paid in three installments, the last installment is due in June 30, 2004 and the interest rate is equal to the sum of Eurodollar rate and the applicable margin. Since October 2003, TRICOM, S.A has made no interest or principal payments on any of its debt. TRICOM, S.A., is negotiating with the lenders but at this time there is no assurance that an agreement will occur.

(b)                   Lease Obligations.

The Company maintains operating leases for the use of office space, telecommunications centers, commercial offices, warehouse, automobiles and others. These operating leases are renewable at the end of the lease period, which is usually one year. Expenses for these leases in 2003, 2004 and 2005 amounted to approximately, $922,370, $2,005,726 and $3,640,011 respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations. The commitment for lease payments for the next five years is as follows:

Year	Amount
2006	$2,750,000
2007	2,970,000
2008	3,207,600
2009	3,464,000
2010 and beyond	3,750,000

(c)          Legal Proceedings.

(i)  Grupo Económico Suit. In April 2004, a suit was brought by certain holders of certificates of deposit and other instruments issued by certain affiliates of Bancrédito Dominican Republic a banking institution formerly controlled by GFN, seeking to have the Company and several co-defendants (including, among others, the Central Bank of the Dominican Republic, the Leon Bank and GFN) held jointly and severally liable for amounts owed by such affiliates to the plaintiffs. Although the Court of First Instance of Santo Domingo found in favor of the plaintiffs against certain of the defendants, it also found that neither the Company nor any of its subsidiaries were liable to the plaintiffs. The court upheld the terms of the tripartite contract under which the Leon family acquired Bancrédito, and rendered judgment against parties to the tripartite contract in the amount of $156,000,000, which was subsequently reduced (upon a motion filed by the same plaintiffs) by the same judge to approximately $13,000,000. In an appeal filed by certain of the parties found liable by the Court of First Instance, the original plaintiffs sought to join the Company and the other original co-defendants to the appeal proceedings. In June 2007 the Appellate Court declined to join the Company or any of its subsidiaries to the appeal proceedings. While it is possible that this decision may be challenged by means of a motion for cassation before the Supreme Court of the Dominican Republic, the Company believes it is unlikely that it will be found liable in these proceedings.

(ii)  Bancrédito Criminal Litigation. In September 2005 a Dominican investigative judge added the Company and two of its subsidiaries as co-defendants to criminal proceedings brought by certain creditors of Bancrédito and other financial institutions formerly controlled by GFN, the Company’s principal shareholder. Certain former directors and officers of these entities were also defendants in the proceedings. The allegations against the Company and the other co-defendants included fraud, embezzlement, violations of monetary laws and money laundering. The Company was added to these proceedings without prior notice or participation in the existing proceedings.

In October 2005 an Appellate Court denied the Company’s appeal of the investigative judge’s action and in December 2005 the Supreme Court of the Dominican Republic denied the Company’s petition to reconsider the lower court’s decision. Following the Supreme Court’s decision, the Company, together with the other co-defendants, entered into settlements with the private parties that originally brought the criminal actions.

In March 2006 the Criminal Court to which the matter was remanded following the Supreme Court’s decision decided that the criminal actions, which had previously been consolidated into one action, be deconsolidated into six different matters, corresponding to the six criminal complaints originally filed. The Company was a party to only one of such matters. Subsequently the Criminal Court dismissed the public actions in four out of the six criminal complaints, including the only one to which the Company and its subsidiaries were parties. No objection to, or appeal against, this decision was filed; accordingly, all civil and criminal liability to which the Company might have been subject as a result of these allegations was extinguished. In its rulings, the Criminal Court also dismissed criminal complaints pending against Mr. Hector Castro Noboa, the Company’s Chief Executive Officer, and Ms. Rosangela Pellerano, one of the Company’s directors.

The Criminal Court did not, however, dismiss all of the complaints against Mr. Manuel Arturo Pellerano, one of the Company’s directors and the beneficial holder of a majority of the voting power of the Company’s shares. In August 2006, as part of a series of related proceedings, Mr. Pellerano was convicted by the Criminal Court of several violations of the Dominican Criminal Code and Monetary and Financial Law. The court sentenced each of Mr. Pellerano and a co-defendant  to three years imprisonment and ordered each of them to pay a fine of RD$1 million (approximately $31,000). The charges on which Mr. Pellerano was convicted, which the Company understands stem from Mr. Pellerano’s activities at related financial services entities and not at Tricom itself, include forgery, alteration, manipulation and concealment of banking books and records and financial statements. Mr. Pellerano’s appeal of the decision of the Criminal Court remains pending at the date of this filing.

(iii)  Claim for Cost of Interconnection Circuits. During the period commencing with the enactment of the General Telecommunications Law of 1998 and ending with Indotel’s issuance of interconnection regulations in 2002, the Company purchased from Codetel, at the Company’s sole expense, several hundred T-1, or Trunk Level 1, switches. These are digital transmission links that are necessary for interconnection between the Company’s network and Codetel’s network. In December 2002, as part of the process for the adjustment of interconnection agreements before Indotel, the Company claimed that Codetel should reimburse it for 50% of the cost of the T-1 switches it had purchased. The approximate amount of the Company’s claim is $6.8 million. Indotel rejected the Company’s claim, and an appeal before the Superior Administration Court is pending.

(iv)  False Imprisonment Claim. In August 1999, a Dominican company and two individual plaintiffs brought a claim against the Company in the Dominican courts for alleged losses and damages of up to approximately RD$200,000,000 (approximately $4,800,000) resulting from the imprisonment by Dominican authorities of the two individuals for 15 days. The plaintiffs have alleged that their imprisonment was the result of an investigation by the local district attorney and police that the Company instigated following an irregular increase in telephone traffic at certain telephone numbers. The court rejected the action for lack of evidence. The plaintiffs appealed, but the Court of Appeals also rejected their claims, and they subsequently filed a motion for cassation with the Supreme Court of Justice, which is pending. The Company does not believe that this matter will have a material adverse effect on its operations or financial position.

(v)  Uninsured Motor Vehicle Cases. Until 2003, the Company’s principal property and casualty insurance carrier was Compania Nacional de Seguros (“SEGNA”), at that time a related party. In 2003 SEGNA’s business was taken over by the Superintendence of Insurance, following which SEGNA stopped paying on certain pending motor vehicle accident coverage claims involving the Company’s vehicles. Although the Company moved its property and casualty coverage to a third party insurance carrier, it was necessary for the Company to assume direct liability for the pending claims. The Company intends to submit a claim in SEGNA’s liquidation at the appropriate time. The Company believes that the amount of potential liability likely to arise out of these claims will not exceed $1,000,000, and does not believe that these matters will have a material adverse effect on its operations or financial position.

(vi)  Ordinary Course Tort and Contract Claims. The Company is involved from time to time in various other lawsuits and legal proceedings arising in the ordinary course of its business. These claims generally relate to tort and contract actions for damages. The Company believes that the final resolution of these matters will not have a material adverse effect on its operations or financial position.

(vii)  Aircraft Lease Termination. In July 2005, the Company reached a settlement with General Electric Credit

Corporation of Tennessee and General Electric Capital Corporation of Puerto Rico with respect to claims arising from the Company’s alleged breach of an aircraft lease agreement due to early termination in December 2003. As part of the settlement, the Company signed a 7-year $6 million 9% per annum promissory note payable in monthly installments, with the first year comprised of interest-only payments and the principal balance amortized over the remaining 6 years.

(viii)  World Access Inc. Bankruptcy. In April 2003, Tricom USA was served with asummons and complaint in an adversary proceeding arising out of the World Access, Inc. et al. bankruptcy case in the United States Bankruptcy Court for the Northern District of Illinois. The complaint alleged that transfers in the aggregate amount of approximately $488,000 were made to Tricom USA by one of the debtors, Facilicom International LLC, within the 90 days prior to the filing of the bankruptcy petition, and that the transfers were avoidable as preferential payments pursuant to the United States Bankruptcy Code. An agreement in principle to settle the matter was reached in March 2007 under which the Company will undertake to pay $87,500 to Facilicom International LLC. Final documentation of this settlement is pending.

No amounts have been recorded in the accompanying financial statements related to these legal proceedings.

(d)         Dominican Tax Matters.

In June 2002, the Company received notice from the Dominican tax authority claiming that the Company was required to withhold and pay 25% of the amount of its investment in Tricom Latinoamérica, S.A. The 25% withholding tax generally applies for payments made for services rendered by non-Dominican vendors and for certain dividends. The tax authority sought RD$168.1 million (approximately $9 million at 2002 exchange rates), plus penalties and interest. The Company contested the claim, indicating that there is no requirement to withhold tax on an investment in a wholly owned subsidiary. The Company’s motion before the tax authority failed and an appeal to the Ministry of Finance was rejected. Following a subsequent appeal the Tax Court, in February 2007, ruled in the Company’s favor and rejected the tax authority’s claim. The tax authority decided not to file a motion for cassation before the Supreme Court of the Dominican Republic.

In January 2006 the Company was notified by the tax authority that it should correct its income tax return for the fiscal year ended December 31, 2004. According to the tax authority, the return sought to use prior period losses to reduce taxable income for the current year in amounts in excess of those the tax authority considered were permissible under its interpretation of the applicable tax law. In January 2006 the Company presented a petition to the tax authority requesting the elimination of this notification. In January 2007 the Company made a written request to the tax authority seeking its authorization for the Company to use up to RD$9,480,000,000 (approximately $257,216,000) of accumulated losses to offset potential income arising from the cancellation of debt within the context of the Company’s restructuring. In March 2007 the tax authority notified the Company that this authorization had been granted on the condition that any losses not used at December 31, 2007 will not be carryforward.

(e)    Potential Claims Arising from 2002 Share Placement and Bancredit Cayman Chapter 15 Proceeding.

Under SFAS 5 the Company is required to disclose certain loss contingencies and to determine whether an accrual for the estimated loss arising out of such contingencies should be made in its financial statements. This determination is made based on assessments as to the likelihood that the future event will confirm the loss or liability in question.

The Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and the consolidated financial statements included in that report address the possibility of claims arising out of the purchase (the “Placement”) in December 2002 of shares of the Company’s Class A Common Stock by a group of investors for an aggregate purchase price of approximately $70 million. As of the filing date of this report, no claims arising out of the events relating to the Placement have been asserted in any jurisdiction in any litigation or similar proceedings brought against the Company or its subsidiaries. Nevertheless, the Company has received indications that one or more of the liquidators of the Bancrédito entities in Panama and the Cayman Islands believe that they have claims in connection with the Placement. However, the Company is unable at the present time to determine either the probability of such claims being asserted against it or the validity or amount of such claims if they are asserted. The Joint Liquidators of Bancredit Cayman have, in connection with a Chapter 15 Petition filed in the Bankruptcy Court for the Southern District of New York, served subpoenas on the Company and certain of its subsidiaries seeking documents relating to the Placement. In addition, Tricom believes that it is possible that other parties may assert claims arising out of the Placement. Claims brought on behalf of the Bancrédito entities and others could, in the aggregate, equal or substantially exceed the $70 million amount of the Placement, in particular if the claimants seek rescission of the Placement or certain related transactions. At this time the Company is not able to determine with any certainty who might assert claims, the precise nature of any claims that may be asserted, the jurisdiction in which such claims may be brought, the theories on which such claims may be based, the validity of any such claims, whether viable defenses would be available to such claims and whether any judgment or award arising out of such claims would be enforceable against the Company or its subsidiaries’ assets. Accordingly, while it is possible that the Company will in the future need to establish loss contingencies relating to the Placement for purposes of its financial statements, it does not believe that this is necessary at the present time. If such claims were brought and determined in a manner adverse to the Company, its liquidity and financial resources would be adversely affected.

(f)              Confirmation Letter from Liquidator Bancredit Cayman Limited.

In response to a letter dated October 5, 2006 sent by Tricom S.A. to the liquidator of Bancredit Cayman Limited requiring documentary support related to the 2002 Private Placement, Tricom S.A. received a response letter dated November 24, 2006 from the Bancredit Cayman Limited Liquidator purporting to have a claim against the Company of  $70,000,000 in connection with the “ Private Placement “and referencing as support for the claim resolution No 056-2004 issued by the Liquidator of Bancrédito Panama S.A., which establishes that there were thirteen (13) loans issued to thirteen (13) different borrowers who invested the total amount of the loans in Tricom S.A. class A common shares. The details of the borrowers are as follows:

Name	Relationship to the Company	Number of class A common shares	Amount of Investment
GFN, S.A.	Wholly owned and controlled by Manuel Arturo Pellerano	2,878,788	$9,500,000

Marino A. Ginebra	Director	606,061	2,000,000

Investors believed by the Company’s management to be unaffiliated	None to the knowledge of the Company’s management	17,727,272	58,500,000

TOTAL		21,212,121	$70,000,000

The funds received from 2002 Private Placement were used by the Company, according to its internal records, as follows:

Bancrédito Panama, for repayment of Tricom loans, credit lines, letters of credit and past due interest	$35,582,461

Bancredit Cayman, for repayment of Tricom and Telecable loans, over drafts and past due interest	9,846,384

Bancrédito Domican Republic, for repayment of Tricom and Telecable loans, credit lines, overdrafts and letters of credit	16,757,543

Segna, for repayment of Tricom loans and payment of premium on directors and officers insurance policy	4,464,035

Conaresa, for payment of past due amounts owed by Tricom	1,754.656

ACYVAL finder’s fee	1,400,000

Other issuance costs	194,921

TOTAL	$70,000,000

The mentioned resolution of the liquidator of Bancrédito Panama suggests that, $ 20,964,510.71 of the funds loaned to the investors in the Placement were never turned over to Bancredit Cayman Limited and acknowledges a claim for such amount owed by Bancrédito Panama to Bancredit Cayman Limited. Nevertheless, there is not sufficient evidence or documentation to support the $70,000,000 claim per the Bancredit Cayman Limited Liquidator or to justify a contingency accrual in the 2004 and 2005 financial statements. Under SFAS 5 (see Note 16 (e)) it is possible that the Company will in the future need to establish loss contingencies relating to the Placement, but, at this time the Company’s management does not believe that is necessary.

(g)           Potential Claims Arising from Conaresa Leases.

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

Between 1999 and 2001, the Company entered into a series of capital leases with Compañia Nacional de Arrendamientos, S.A. (“Conaresa”), at that time a related party. The entity was sold to Banco Leon during 2003 in a transaction also involving the Central Bank of the Dominican Republic. These lease agreements provide for the lease to the Company of telecommunications equipment, automobiles, and other fixed assets.

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

In June 2005, the Company received a payment opposition from GFN, freezing in the Company’s hands any payments or other amounts owed by the Company to Conaresa, up to an amount of $38.7 million (RD$1.349 billion) (double the amount of GFN’s claim against Conaresa, as is customary in the case of payment oppositions under Dominican law). When an entity receives a payment opposition addressed to one of its creditors, the entity in question must refrain from making any payments in violation of the payment opposition (as otherwise it may become liable for damages to the party who served the opposition) until it is lifted by means of a court order or as a result of a settlement between the conflicting parties. In May 2007, the Company received two further notices under which (i) Artag Meridian Ltd., an entity related to GFN, advised that it had acquired GFN’s aforesaid claims; and (ii) the above-mentioned opposition against Conaresa was reiterated, this time by Artag Meridian, as GFN’s assignee. In July 2007 the Company was notified that a court ruling had lifted these payment oppositions. Subsequently, Artag Meridian appealed the court’s ruling and issued a new payment opposition seeking to freeze any payments to Conaresa.

For the foregoing reasons, at this time the Company is prevented from making any payments to Conaresa. Furthermore, the Company has not established any accrual for penalty interest that might arise out of these lease agreements because it believes that any claim based on the lease provision described above would be without merit. Nevertheless, there can be no assurance that any legal proceedings on this issue would be resolved in the Company’s favor. Accordingly, while it is possible that the Company may in the future need to establish a loss contingency relating to penalty interest arising out of these lease agreements, it does not believe that this is necessary at the present time.

17                      Business and Credit Concentration

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

18                      Legal Reserve

Article 58 of the Code of Commerce of the Dominican Republic requires all companies to segregate at least 5% of their net earnings as a legal reserve until such reserve equals 10% of its paid-in capital as disclosed in the Consolidated Statements of Stockholders’ Deficit. This reserve is not available for distribution as dividend, except in case of the dissolution of the corporation.

19                      Stock Option Plan

On May 4, 1998, the Company initiated a Long-term Incentive Plan (the Plan), in which certain employees could be granted options to purchase shares of the Company’s common stock. The Plan is administered by the Board of Directors of the Company and has the authority to determine which employees will participate in the Plan.

The Plan authorizes grants of options to purchase up to 750,000 authorized Company shares. Stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant. All stock options have a term of ten-years and become exercisable after one and three years from the date of grant.

At December 31, 2004 and 2005, there were 500,870 and 586,948 additional shares available for grant under the Plan, respectively.

Changes in the number of shares subject to option are summarized as follows:

	Options	Weighted Average Exercise Price

Balance December 31, 2002	411,037	$7.11
Surrendered	(73,446)	7.58
Balance, December 31, 2003	337,591	7.00
Surrendered	(88,461)	7.61
Balance, December 31, 2004	249,130	6.79
Surrendered	(86,078)	7.00
Balance, December 31, 2005	163,052	$6.68

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

Under variable accounting, compensation expense must be measured by the difference between the exercise price and the market price of the Company’s stock at each reporting period amortized over the vesting period. The effect of the application of FIN 44 during  2003, 2004 and 2005 was not significant.

Exercise prices of options outstanding at December 31, 2004 and 2005 ranged from $3 to $16 per share. The following table provides certain information with respect to stock options outstanding at December 31, 2004 and 2005:

	2004
	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Number Exercisable	Average Exercise Price

$3.00- $5.00	7,000	$3.46	7.26	1,875	$3.65
$5.01 - $7.00	240,130	6.81	6.22	72,894	6.77
$9.01- $16.00	2,000	16.00	6.00	750	16.00
	249,130	$6.79	6.25	75,519	$6.79

	2005
	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Number Exercisable	Average Exercise Price

$3.00 - $5.00	7,000	$3.46	7.26	2,625	$3.46
$5.01 - $7.00	154,052	6.70	6.14	48,629	6.65
$ 7.01 - $9.00	—	—	—	—	—
$9.01 - $16.00	2,000	16.00	6.00	750	16.00
	163,052	$6.68	6.19	52,004	$6.62

The weighted-average fair value at date of grant for options granted during, 2004 and 2005 were $0.60 and $0, respectively and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions.

	2004	2005

Expected life in years	6.25	6.19
Interest rate	4.27	4.29
Volatility	100.00	100.00
Expected dividends	—	—

20                      Fourth Quarter Results

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

During the fourth quarter of 2004, the Company recognized approximately $17.4 in depreciation expenses to reduce the useful life of some Long-Lived Assets (see Note 2.8). The company did a survey in the telecommunications market and determined that the useful lives of some assets were not reasonable.

During the fourth quarter of 2005, the company performed its annual impairment review and it was determined that no impairment charges were necessary.

21                      Segment Information

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

The Company has divided its operations into six reportable segments, which include five core business reportable segments based upon similarities in revenue generation, cost recognition, marketing and management of its businesses. The Company’s five core business reportable segments are: Long Distance, Domestic Telephony, Mobile, Cable and Data and Internet. The Company’s six reportable segment corresponds to other revenues that are not generated from its core businesses.

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

•        Other segments, which represents all of the Company’s non-core business revenues.

Geographic

	2003
	United States	Dominican Republic	Discontinued Operations – Central America	Elimination (a)	Consolidated

Long distance	$77,559,120	$44,099,843	$—	$(29,571,116)	$92,087,847
Others	557,420	107,005,929	—	(663,683)	106,899,666
Total revenues from external customers	$78,116,540	$151,105,772	$—	$(30,234,799)	$198,987,513

Net loss before income tax minority interest and discontinued operations	$(12,794,736)	$(277,365,061)	$—	$—	$(290,159,797)
Income tax	569,074	(1,927,935)	—	—	(1,358,861)
Net loss before discontinued operations	(12,225,662)	(279,292,996)	—	—	(291,518,658)
Discontinued operations	—	—	(46,651,629)	—	(46,651,629)
Net loss	$(12,225,662)	$(279,292,996)	$(46,651,629)	$—	$(338,170,287)
Identifiable assets (include long-lived assets)	$40,491,094	$441,509,800	$10,661,300	$(53,817,210)	$438,844,984

	2004
	United States	Dominican Republic	Discontinued Operations – Central America	Elimination (a)	Consolidated

Long distance	$61,156,846	$33,503,473	$—	$(22,651,323)	$72,008,996
Others	832,908	116,028,939	—	(689,661)	116,172,186
Total revenues from external customers	$61,989,754	$149,532,412	$—	$(23,340,984)	$188,181,182

Net loss before income tax	$(36,665,106)	$(65,188,808)	$—	$—	$(101,853,914)
Income tax	(470,666)	170,484	—	—	(300,182)
Net loss	$(37,135,772)	$(65,018,324)	$—	$—	$(102,154,096)
Identifiable assets (include long-lived assets)	$41,068,670	$414,718,871	$—	$(68,104,462)	$387,683,079

	2005
	United States	Dominican Republic	Discontinued Operations – Central America	Elimination (a)	Consolidated
Long distance	$61,917,543	$33,744,587	$—	$(25,041,660)	$70,620,470
Others	992,148	146,406,223	—	(494,195)	146,904,176
Total revenues from external customers	$62,909,691	$180,150,810	$—	$(25,535,855)	$217,524,646

Net loss before income tax	$(46,539,433)	$(37,652,493)	$—	$—	$(84,191,926)
Income tax	817,848	—	—	—	817,848
Net loss	$(45,721,585)	$(37,652,493)	$—	$—	$(83,374,078)
Identifiable assets (include long-lived assets)	$29,244,099	$411,434,686	$—	$(72,146,415)	$368,532,370

(a)              Revenues represent the elimination of the revenues between subsidiaries and the Company. Identifiable assets represent eliminations of inter-company accounts and investments in common stock between TRICOM, S.A. (Parent Company) in the Dominican Republic and the subsidiaries in United States and Central America.

Products and Services

	2003
	Long Distance	Domestic Telephony	Mobile	Cable	Data and Internet	Other (b)	Consolidated

Revenues from external customers	$92,087,847	$59,475,203	$29,231,686	$13,584,637	$4,486,692	$121,448	$198,987,513
Inter-segment revenues	—	3,847,892	2,868,341	—	—	—	6,716,233
Total revenues	92,087,847	63,323,095	32,100,027	13,584,637	4,486,692	121,448	205,703,746
Reconciling items intersegment revenues	—	(3,847,892)	(2,868,341)	—	—	—	(6,716,233)
Total consolidated revenues	$92,087,847	$59,475,203	$29,231,686	$13,584,637	$4,486,692	$121,448	$198,987,513
Net earnings (loss) before income tax	$(18,957,719)	$(77,281,257)	$(167,943,116)	$(6,735,330)	$(19,363,823)	$121,448	$(290,159,797)
Income tax	(564,440)	(718,173)	(226,475)	190,703	(40,476)	—	(1,358,861)
Net (loss) earnings before discontinued operations	(19,522,159)	(77,999,430)	(168,169,591)	(6,544,627)	(19,404,299)	121,448	(291,518,658)
Loss from discontinued operation	—	—	(46,651,629)	—	—	—	(46,651,629)
Net (loss) earnings	$(19,522,159)	$(77,999,430)	$(214,821,220)	$(6,544,627)	$(19,404,299)	$121,448	$(338,170,287)
Identifiable assets	$62,382,511	$229,060,042	$34,558,200	$51,899,330	$575,928	$60,368,973	$438,844,984
Interest revenues	$97,051	$785,429	$152,161	$109,282	$18,365	$41,542	$1,203,830
Interest expenses	$(5,284,949)	$(42,770,544)	$(8,285,948)	$(5,950,956)	$(1,000,087)	$(2,262,011)	$(65,554,495)
Depreciation expense	$(5,647,733)	$(45,706,509)	$(8,854,734)	$(6,359,457)	$(1,068,738)	$(2,417,283)	$(70,054,454)
Capital expenditure	$398,354	$2,592,634	$2,924,907	$4,545,645	$324,886	$—	$10,786,426

	2004
	Long Distance	Domestic Telephony	Mobile	Cable	Data and Internet	Other (b)	Consolidated

Revenues from external customers	$72,008,996	$64,973,871	$32,123,985	$13,651,113	$5,354,729	$68,488	$188,181,182
Intersegment revenues	—	3,527,942	2,252,883	—	—	—	5,780,825
Total revenues	72,008,996	68,501,813	34,376,868	13,651,113	5,354,729	68,488	193,962,007
Reconciling items intersegment revenues	—	(3,527,942)	(2,252,883)	—	—	—	(5,780,825)
Total consolidated revenues	$72,008,996	$64,973,871	$32,123,985	$13,651,113	$5,354,729	$68,488	$188,181,182
Net (loss) earnings before income tax	$(32,540,216)	$(54,274,468)	$(8,301,760)	$(5,238,069)	$(1,567,889)	$68,488	$(101,853,914)
Income tax	(470,666)	—	—	170,484	—	—	(300,182)
Net (loss) earnings	$(33,010,882)	$(54,274,468)	$(8,301,760)	$(5,067,585)	$(1,567,889)	$68,488	$(102,154,096)
Identifiable assets	$61,817,191	$195,559,882	$30,383,936	$42,942,282	$1,797,649	$55,182,139	$387,683,079
Interest revenues	$33,230	$64,026	$39,524	$83,658	$2,338	$—	$222,776
Interest expenses	$(9,380,827)	$(32,327,083)	$(15,728,096)	$(5,320,763)	$(941,053)	$—	$(63,697,822)
Depreciation expense	$(13,118,393)	$(46,227,019)	$(5,831,811)	$(8,111,033)	$(157,968)	$(1,580,156)	$(75,026,380)
Capital expenditure	$298,169	$6,441,058	$3,991,082	$717,291	$881,475	$948,190	$13,277,265

	2005
	Long Distance	Domestic Telephony	Mobile	Cable	Data and Internet	Other (b)	Consolidated

Revenues from external customers	$70,620,470	$84,071,137	$35,485,447	$19,304,412	$7,952,623	$90,557	$217,524,646
Intersegment revenues	—	3,849,016	2,659,182	—	—	—	6,508,197
Total revenues	70,620,470	87,920,153	38,144,629	19,304,412	7,952,623	90,557	224,032,843
Reconciling items intersegment revenues	—	(3,849,016)	(2,659,182)	—	—	—	(6,508,197)
Total consolidated revenues	$70,620,470	$84,071,137	$35,485,447	$19,304,412	$7,952,623	$90,557	$217,524,646
Net (loss) earnings before income tax	$(26,154,009)	$(51,303,885)	$(5,931,361)	$(2,356,962)	$1,463,734	$90,557	$(84,191,926)
Income tax	817,848	—	—	—	—	—	(817,848)
Net (loss) earnings	$(25,336,161)	$(51,303,885)	$(5,931,361)	$(2,356,962)	$1,463,734	$90,557	$(83,374,078)
Identifiable assets	$45,520,496	$181,818,354	$34,221,999	$33,781,140	$2,436,099	$70,754,282	$368,532,370
Interest revenues	$104,803	$457,523	$65,522	$68,719	$1,479	$—	$698,046
Interest expenses	$(18,226,825)	$(44,170,647)	$(6,708,543)	$(295,704)	$(159,419)	$—	$(69,561,138)
Depreciation expense	$(8,499,413)	$(37,801,565)	$(6,892,403)	$(8,015,984)	$(403,037)	$(211,542)	$(61,823,944)
Capital expenditure	$1,608,404	$10,859,830	$9,160,876	$1,623,548	$1,285,049	$4,086,449	$28,624,156

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

22                      Discontinued Operations

During the last quarter of 2003, the Company began negotiating with various Panamanian groups for the sale of its assets located in Panama, Salvador and Guatemala, which at December 31, 2003 had a book value of $49,228,323. The net sale price of these assets was $10,661,300. The sale was completed in January 2004. As a result of sale, the Company recognized an impairment loss on assets held for sale amounting to $38,567,023, which is presented as part of discontinued operations in the consolidated statements of operations for the year ended December 31, 2003.

As result of the sale, in 2003 the Company reclassified its prior period-consolidated financial statements to reflect the operations in Central America as discontinued operations.

Summarized financial information for Central America operations (discontinued operations) is set forth below:

	2003	2004	2005

Revenues	$6,202,277	—	—

Operating loss	$(47,079,031)	—	—

Net loss	$(46,651,629)	—	—

The effect of discontinued operations does not have any income tax effect for purpose of the consolidated financial statements.

23                      New Accounting Standards

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

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Errors Corrections. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial

Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement improves financial reporting because its requirement to report voluntary changes in accounting principles via retrospective application, unless impracticable, enhances the consistency of financial information between periods. That improved consistency enhances the usefulness of the financial information, especially by facilitating analysis and understanding of comparative accounting data. See Note 2.23 for the effect of this Statement on the Company’s consolidated     financial     statements.

24                      Fair Values of Financial Instruments

The following table presents the carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2004 and 2005. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. Amounts in parentheses represent liabilities.

	2004		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	$17,590,173	$17,590,173	$32,113,028	$32,113,028
Accounts receivable, net	23,699,054	23,699,054	20,377,160	20,377,160
Certificates of deposit and other Investment	986,076	986,076	647,692	647,692
Restricted Cash	—	—	370,378	370,378
Borrowed funds – banks and related parties	(48,624,394)	(48,624,394)	(48,865,810)	(48,865,810)
Accounts payable	(21,435,268)	(21,435,268)	(26,448,540)	(26,448,540)
Interest payable to banks and related parties	(90,245,976)	(90,245,976)	(153,626,252)	(153,626,252)
Other liabilities and deferred revenues	(8,265,581)	(8,265,581)	(7,710,376)	(7,710,376)
Accrued expenses	(14,567,024)	(14,567,024)	(11,705,140)	(11,705,140)
Commercial paper – banks and related parties	(57,119,746)	(57,119,746)	(54,648,922)	(54,648,922)
Capital leases	(14,531,321)	(14,531,321)	(14,531,321)	(14,531,321)
Long-term debt – banks and related parties	(128,002,152)	(128,002,152)	(129,472,280)	(129,472,280)
Long-term debt – senior notes	(200,000,000)	(110,000,000)	(200,000,000)	(110,000,000)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash on hand and in banks, investments in certificates of deposit and other investment, notes payable to banks and related parties, accounts payable, other liabilities in 2004 and 2005, the carrying amounts approximate fair value because of the short maturity of these instruments. Accounts receivable are adjusted by their valuation allowance and, therefore, are presented at realizable value that approximates fair value.

The fair value of the value of the Company’s publicly traded 11-3/8% Senior Notes, shown above, are based on quoted market prices. The fair values of the Company’s non-traded debt in 2005, also shown above, was estimated by discounting the future cash flows of each instrument at rates offered to the Company for similar debt instruments by the Company’s bankers at that time.

At December 31, 2005, the Company was engaged in discussions with its principal lenders in an effort to effect a restructuring of its indebtedness. These discussions and negotiations focused on, among other things, the level of debt to be issued by the Company to its creditors and rates of interest, the amount and structure of any equity-linked instrument to be issued to lenders and the extent, if any, to which any part of the new debt obligations would be collateralized.

Because the Company’s restructuring plans remain subject to significant uncertainties and no funding sources are available until the restructuring process is concluded, management believes that it is not practicable at December 31, 2005 to estimate reasonably the fair values of interest payable, accrued expenses (provision of terminating operating lease) of non-traded debts, including amounts owed to banks and related parties, commercial paper, capital leases, and long-term debt to banks and relates parties. At December 31, 2005 the detail of these amounts are as follow:

Description	Carrying Amount	Interest Rate	Maturity

Interest payable	$(153,626,252)	—	Demand
Accrued expenses	$(11,705,140)	—	Demand
Commercial paper	$(54,648,922)	8.5% - 26%	Demand
Capital leases	$(14,531,321)	12.0% - 12.875%	Demand
Long-term debt – banks and related parties	$(129,472,280)	3.8% - 40%	Demand
Long-term debt – senior notes	$(200,000,000)	11.375%	Demand

25                      Impairment of Long-Lived Assets

During the year ended December 31, 2003, the Company recorded asset impairment charge of $191,284,301 in the consolidated statements of operations. Included in the impairment charge was $165,087,637 for tangible assets and $26,196,664 for intangible assets (including goodwill). Refer to Note 9 for details of the intangible assets impairment charges.

The impairment charges for tangible assets in 2003 are attributable to cellular assets (mobile segment) for $151,369,075 and data and Internet (segment) for $13,718,292, based on the deterioration of the telecommunications business in the Dominican Republic, which has been affected by a 84% devaluation of the Dominican peso with respect to the United States dollar (USD) in 2003. The USD is the functional currency of the Company. Also the Company has been impacted by increased competition for mobile telecommunication services and, in the case of data and Internet assets the Dominican Government cancelled a contract for Internet services to the public schools, which impacted the revenues generated for the related assets. The Company assessed the recoverability of certain long-lived assets in conformity with Statement of Financial Accounting Standard No. 144. The Company was required to reduce the carrying value of the assets to fair value and recognized an asset impairment charge because the carrying value of the affected assets exceeded the projected future discounted cash flows of these assets. Fair value is generally determined using a discounted cash flow analysis. The impairment charge is included as part of assets impairment in the accompanying consolidated statements of operations for the year ended December 31, 2003.

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

26                      De-listing of American Depositary Shares and Termination of Deposit Facility

On May 11, 2004, the New York Stock Exchange, Inc. (“NYSE”) determined to suspend trading and pursue delisting of our ADSs, ticker symbol “TDR”. On May 19, 2004, our ADSs, began trading on the OTC (over-the-counter) Bulletin Board (“OTCBB”), under the symbol “TRICY.OB”. On July 25, 2004, the OTCBB suspended trading of our ADSs. Thereafter, our ADSs were traded on the “Pink Sheets” service under the symbol “TRICY.PK”.

27                      Subsequent Events

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

Selective tax to the Consumption (ISC): The tax rate increased from 26% to 32.5%. The new tax rate for internal consumptions is 13%.

Equally, the article V was added to institute an annual tax rate to the assets, equivalent 1% of the total assets of entities, as well as modification to the tax rate to real estate property, to banking transactions and taxes to fossil fuels.

Another important aspect of the Reform was the modification of article 287 (Loss Carry Forward). According to this article, the companies will be able to compensate their Loss Carry Forward with future taxable income, in a term of 5 years, base on 20% of the losses during the first three years and 80% and 70% of taxable income in forth and fifth years respectively.