Form 20-F
period 2006-12-31
TRICOM SA
filed 2007-10-29
CIK 1052124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED:

DECEMBER 31, 2006

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

At December 31, 2006, there were 45,458,041 shares of Class A Common Stock and 19,144,544 shares of Class B Stock issued and outstanding.

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

As a consequence of these factors, in September 2003, we announced that we would not be making a scheduled interest payment on our 11-3/8% Senior Notes due September 1, 2004.  In October 2003, we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness.  Subsequently, on September 1, 2004, we announced that we would not be making the $200 million principal payment on our 11-3/8% Senior Notes due September 1, 2004.  As a result, we have defaulted on substantially all of our secured and unsecured indebtedness, which was approximately $447.1 million in principal amount as of December 31, 2006.  In addition to our 11-3/8% Senior Notes due 2004, our indebtedness consists of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings.

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

Even though these restructuring discussions are continuing, our creditors could, and in some cases have sought to, exercise their rights to collect debt owed to them. They could also take other actions, including the exercise under Dominican law of provisional remedies that could result in, among other things, denying us access to our bank accounts, or creditors attaching or seizing our assets.  We do not expect to have any funding sources until the restructuring process is concluded, other than funds generated by operations or from the sale of assets, if any.  If we are not successful in restructuring our outstanding indebtedness, we may not be able to continue to operate our business as a going concern.  We may be forced into insolvency proceedings which, in the Dominican Republic, could result in our liquidation. Even if our indebtedness is restructured, we may not be able to generate the cash required to operate or to obtain the financing necessary to continue funding our business or working capital and capital expenditure requirements.

Bancrédito Criminal Litigation Settlement.

In September 2005, a Dominican investigative judge added us and two of our subsidiaries as co-defendants to criminal proceedings brought by certain creditors of Bancrédito and other financial institutions formerly controlled by GFN.  Several current and former related parties, as well as certain of our directors and officers, were also defendants in the proceedings.  The allegations against us and the other co-defendants included fraud, embezzlement, violations of monetary laws and money laundering.  We were added to these proceedings without prior notice or participation in the existing proceedings.

In October 2005, an Appellate Court denied our appeal of the investigative judge’s action and in December 2005 the Supreme Court of the Dominican Republic denied our petition to reconsider the lower court’s decision.  Following the Supreme Court’s decision, we, together with the other co-defendants, entered into settlements with the private parties that originally brought the criminal actions.  Our share of these settlements, which was paid in January 2006, was $2,182,105.

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

SELECTED FINANCIAL DATA

The following table provides selected financial and operating data of Tricom for the periods indicated.  It has been derived from our consolidated financial statements for the periods in question, which have been audited by our independent registered public accounting firm, Sotomayor Associates, LLP (“Sotomayor”).

Our 2002 financial statements were restated. See our Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

The information in the following tables should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements included in this Annual Report.

	Year ended December 31, (1)
	2002	2003	2004	2005	2006
	Restated
	(in thousands) (2)
Statement of Operations Data:

Operating revenues:
Long distance	$80,978	$92,088	$72,009	$70,620	$70,282
Domestic telephony	83,721	59,475	64,974	84,071	82,242
Mobile	45,074	29,232	32,124	35,485	36,283
Cable	21,487	13,585	13,651	19,304	20,177
Data and internet	11,007	4,487	5,355	7,953	8,929
Other	498	121	68	91	187
Total operating revenues	242,766	198,988	188,181	217,525	218,100

Operating costs and expenses:

Cost of sales and services	86,519	91,010	89,541	87,696	92,117
Selling, general and administrative expenses	73,923	60,393	56,685	77,654	81,677
Litigation Settlement	—	—	—	—	2,182
Restructuring costs (3)	—	1,597	8,146	7,803	10,448
Depreciation and amortization	66,517	70,292	75,254	62,041	49,110
Expense in lieu of income taxes (4)	5,897	—	—	—	—
Asset impairments (5)	17,273	191,284	—	—	—
Other charges and special items (6)	—	15,871	—	—	—
Total operating costs	250,129	430,447	229,626	235,195	235,534

Operating loss from continuing operations	(7,363)	(231,459)	(41,445)	(17,670)	(17,434)

Other income (expenses):
Interest expense, net	(62,314)	(64,351)	(63,475)	(68,863)	(68,866)
Foreign currency exchange gain (loss)	3,067	5,347	(2,674)	727	(63)
Other, net	(1,502)	303	5,740	1,614	677
Other expenses, net	(60,749)	(58,701)	(60,409)	(66,522)	(68,252)

Loss before income taxes, minority interest and cumulative effect of accounting change	(68,111)	(290,160)	(101,854)	(84,192)	(85,685)

Income taxes (provision) benefit	(2,016)	(1,359)	(300)	818	(1,856)

Loss from continuing operations before discontinued operations and cumulative effect of accounting change	(70,127)	(291,519)	(102,154)	(83,374)	(87,541)

Discontinued operations:

Loss from discontinued operations (7)	(9,179)	(46,651)	—	—	—
Minority interest	1,871	—	—	—	—

Total Discontinued Operations	(7,308)	(46,651)	—	—	—

Net loss	$(77,435)	$(338,170)	$(102,154)	$(83,374)	$(87,541)

Loss per common share-basic and diluted:

Loss from continuing operations before cumulative effect of accounting change	$(1.62)	$(4.51)	$(1.58)	$(1.29)	$(1.36)
Loss from discontinued operations	(0.17)	(0.72)	—	—	—

Net loss — basic and diluted	$(1.79)	$(5.23)	$(1.58)	$(1.29)	$(1.36)
Average number of common shares outstanding — basic and diluted	43,400	64,603	64,603	64,603	64,603

	At December 31,
	2002	2003	2004	2005	2006
	Restated
	(in thousands) (2)
Balance Sheet Data:

Cash and cash equivalents	$6,080	$2,415	$17,590	$32,113	$23,072
Property, plant and equipment, net	668,120	396,373	332,908	298,439	274,361
Total assets	779,193	438,845	387,683	368,532	350,385
Total liabilities	534,689	532,511	583,503	647,727	717,121

Shareholders’ equity	244,504	(93,666)	(195,820)	(279,195)	(366,736)

Other Financial Data:

Capital expenditures	$53,830	$10,786	$13,277	$28,624	$26,228
Net cash provided by operating activities	7,184	7,270	22,211	43,212	17,589
Net cash used in investing activities	(57,918)	(183)	(2,972)	(28,286)	(26,271)
Net cash provided by (used in) financing activities	44,239	(10,752)	(4,064)	(404)	(359)

Other Operating Data:

International minutes (in thousands) (8)	1,069,130	1,133,973	885,009	877,728	944,410
Local access lines in service (at period end)	150,456	141,856	153,440	167,763	183,975
Mobile subscribers (at period end)	432,058	435,341	345,636	393,991	465,910
Cable subscribers (at period end)	71,726	61,433	59,320	63,878	68,903

(1)                           Beginning in 2003, we changed the presentation of our statement of operations in order to align more accurately our core product and service segments with how management evaluates our consolidated results of operations.  Certain amounts previously reported for 2002 have been restated to conform to the new presentation.  For 2002, sales incentives are reclassified as a reduction of long distance revenues in the case of long distance calling cards and as a reduction of cellular revenues in the case of prepaid cellular services, rather than as selling, general and administrative (“SG&A”) expenses.  See Note 2.23 to our consolidated financial statements.

(2)                           Except per share, ratios and other operating data.

(3)                           We incurred professional and other costs in connection with negotiation of our restructuring.

(4)                           On June 4, 2002, a Presidential decree modified the tax system imposed on all telecommunication providers in the Dominican Republic by concession agreements (including by our 1996 concession agreement) in favor of the payment of a tax equal to the greater of 25% of net taxable income or 1.5% of gross revenues, which is the tax applicable to Dominican corporate taxpayers.  We began paying income tax on this basis on September 1, 2002.  For each of the periods prior to September 1, 2002 presented, we made payments in lieu of income taxes equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues.  We are also required by Dominican law to withhold a percentage (10% during 2006) of interest paid to financial institutions located outside the Dominican Republic and 25% of all other payments outside the Dominican Republic, excluding payments to foreign suppliers for goods and equipment imported to the Dominican Republic. We are required by the terms of various financings with non-Dominican lenders, including our 11-3/8% Senior Notes due 2004, to pay additional amounts so that the net amount received by the lender after any withholding or deduction on account of taxes will not be less than the amount the lender would have received if such taxes had not been withheld or deducted.

(5)                           During 2003, we performed our annual impairment review and recorded non-cash charges of approximately $191.3 million related to our long-lived assets, goodwill and other intangible assets.  The asset impairment charges reflected primarily the impact of the Dominican peso devaluation on our telecommunication business in the Dominican Republic as well as increased competition in the mobile business and cancellation of a contract with the Dominican government for the provision of internet services to public schools.  See Note 23 of notes to consolidated financial statements.

(6)                                 Includes costs of terminating operating leases, write-off of certificates of deposit and tax penalties.

(7)                                 Loss from discontinued operations relates to the classification of our Central American operations and assets as discontinued operations in 2003.  In February 2004, we sold our Central American operations, including our digital trunking network in Panama, and our radio frequency rights in Guatemala and El Salvador.  As a result of the difference between the net sale proceeds from the sale and the net book value of our assets in Central America, we recorded a $38.6 million loss from impairment of assets held for sale in 2003.

(8)                                 Includes both inbound and outbound international long distance minutes.

EXCHANGE RATES

The Federal Reserve Bank of New York does not report a buying rate for Dominican pesos.  The following table sets forth the high, low and average official and private market exchange rates for each of the five most recent years, and the high, low and average official and private market exchange rates for each of the six months ended June 30, 2007, as reported by the Central Bank of the Dominican Republic.  The average annual rates have been calculated by using the average of the exchange rates on the last day of each month during the period.  At June 30, 2007, the average official exchange rate was RD$32.57 per US$1.00 while the average private market rate was RD$32.62 per US$1.00.

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

In September 2003, we announced that we would not be making a scheduled interest payment on our 11-3/8% Senior Notes due September 1, 2004.  In October 2003, we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness.  Subsequently, on September 1, 2004, we announced that we would not be making the $200 million principal payment on our 11-3/8% Senior Notes due September 1, 2004.  As a result, our creditors generally have the right to accelerate the maturity of our indebtedness to them and to demand payment of the full amounts payable under their respective debt instruments.  We are continuing discussions with our lenders, including the Ad Hoc Committee which is comprised of certain holders of our 11-3/8% Senior Notes due 2004 and other significant creditors, regarding a restructuring.  In 2007, we negotiated and entered into a Plan Support Agreement with our largest secured creditor and unsecured creditors representing more than 70% by principal amount of our unsecured indebtedness, providing for the consensual restructuring of our financial obligations, ownership and governance.  Even though these discussions are continuing, our creditors could exercise their rights to collect the debt owed to them or take other actions, including the exercise under Dominican law of provisional remedies that could result in, among other things, denying us access to our bank accounts, or creditors attaching or seizing our assets.  If we are not successful in restructuring our outstanding indebtedness, we may not be able to continue to operate our business as a going concern.

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

In or about 2004, we elected to allocate the interest accrued and to be accrued on the instruments underlying our unsecured indebtedness to Tricom USA, which is a guarantor of certain, but not all, of these obligations.  Our tax advisors concluded that such allocation was appropriate and as of June 30, 2007, approximately $111 million of accrued and unpaid interest plus $17 million in penalty interest has been allocated to Tricom USA.  It is possible, however, that the Internal Revenue Service, another U.S. agency, or the Dominican tax authorities would seek to challenge this allocation.  To the extent such interest is allocated back to Tricom, S.A., we would be required to pay all requisite withholding taxes on such interest and it is possible, although unlikely, that Tricom, S.A. could incur additional, fines and penalties in the Dominican Republic.

Risks Relating to our Corporate Governance

GFN owns stock with a majority of the voting power and will be able to determine many decisions concerning us, including matters in connection with any restructuring that may require shareholder approval.

According to records available to us, Mr. Manuel Arturo Pellerano, together with members of his family, either directly or through GFN or their other wholly-owned subsidiaries, are the beneficial owners of 17,453,874 shares of our Class A Common Stock and 11,486,720 shares of our Class B Common Stock, representing approximately 50.8% of the issued and outstanding shares of our Class A Common Stock (calculated in accordance with SEC Rule 13d-3) and 60% of the issued and outstanding shares of our Class B Common Stock.  Mr. Pellerano, together with members of his family, has the right to appoint a majority of the members of our Board of Directors and, indirectly, the right to control selection of our management.  Through this control, Mr. Pellerano is able to significantly influence our strategic direction, our corporate governance and, to the extent that director or shareholder votes are required, the outcome of our restructuring.  Entities affiliated with GFN are also among our major creditors.  We have entered into, and may in the future enter into, transactions with related entities that are controlled by Mr. Pellerano or members of his family.  Such transactions may not in all respects be on arm’s length terms and may not be in the best interests of our other stakeholders, such as creditors and minority shareholders.

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

During the course of the audit of our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, our independent registered accounting firm noted several major weaknesses in our financial reporting and related internal controls.  Our auditor recommended that our management assess these weaknesses and implement improvements in the monitoring, revision and supervision of our internal controls over financial reporting.  While we have implemented many of these recommendations, we are still in the process of addressing these issues.  Our internal accounting systems and controls may be inadequate to ensure timely and accurate financial reporting.  We may be, and historically may have been, unable to detect or prevent a material misstatement of our consolidated financial statements.

We are not able at the present time to engage an internationally recognized auditing firm.

For the fiscal year ended December 31, 2002 and prior years our auditor was the member firm of KPMG located in the Dominican Republic (“KPMG”).  This firm performed our audit work for the fiscal year ended December 31, 2003, but withheld its consent to filing our Annual Report on Form 20-F for that year.  Since then, KPMG has not performed any further work for us.  In March 2005, we announced that Sotomayor had been retained to act as our auditor for the year ended December 31, 2004, and in December 2005, we announced that they would also be retained as auditor for the years ended December 31, 2002 and 2003, replacing KPMG.  Sotomayor was also our auditor for the years ended December 31, 2005 and 2006. Sotomayor is a Public Company Accounting Oversight Board (“PCAOB”) registered independent public accounting firm with its principal office in Pasadena, California.  The firm has acted as independent auditor to Tricom USA, our wholly owned subsidiary in the United States, since 1999.  While our auditor’s PCAOB qualification permits it to act as our independent registered public accounting firm, it is not an internationally recognized firm, and may not have available to it all of the resources necessary to address the more complex audit and accounting issues we face.

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

For 2005 and 2006, we earned 52.5% and 55% respectively, of our operating revenues in Dominican pesos and the remainder of our operating revenues in foreign currency, primarily in U.S. dollars.  The percentage of operating revenues in Dominican pesos could increase if we successfully increase our share in Dominican local markets in accordance with our business strategy.  From 2005 to 2006, the average annual exchange rate increased 9.7% representing a strengthening of the U.S. dollar against the Dominican peso compared to a decrease of 27.8% from 2004 to 2005. Most of our indebtedness is U.S. dollar-denominated and must be paid in U.S. dollars.  Our communications equipment vendors and cable programming providers all require that we pay in U.S. dollars.  A significant increase in the exchange rate in the foreseeable future may again adversely affect our operating results, as well as our ability to purchase U.S. dollars in order to service our debt obligations and pay equipment vendors and cable programming providers.  Our purchase of substantial amounts of U.S. dollars in Dominican markets could adversely affect the value of the Dominican peso in relation to the U.S. dollar and make these purchases more costly for us.

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

We compete primarily with Compañía Dominicana de Teléfonos C. por A., or “Codetel” (formerly Verizon Dominicana, which was acquired by América Móvil, S.A. de C.V. in December 2006). Codetel has an established market presence, networks and resources substantially greater than ours.  At December 31, 2006, approximately 80% of the Dominican Republic’s local access line customers and approximately 50% of subscribers for mobile services were customers of Codetel. Codetel’s presence is particularly strong in the market segments that we now are targeting, including consumer and business post-paid subscribers for mobile and local services, which generate greater revenues than pre-paid individual subscribers.  The growth of our market share among consumer and corporate post-paid subscribers depends upon our ability to convince Codetel customers to either add, or switch to, the telephony services we offer.  If Codetel implements significant price reductions for particular services, we may be forced to reduce our rates in response in order to remain competitive.  In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period.  As a result, we may not be able to maintain or increase our market share for local services or in other markets in which we compete with Codetel.

Other entrants in the Dominican markets, particularly for mobile services, have increased competition for our services, and could reduce our market share or increase price competition.

In addition to Codetel, we face substantial competition in the mobile market:

•                               Orange, a subsidiary of France Telecom Group, offers cellular services and has developed an aggressive marketing strategy based on offering services at discounts.  We believe that at December 31, 2006 Orange subscribers represented approximately 30% of subscribers for mobile services in the Dominican Republic.  Orange also employs GSM technology, which is the prevalent technology used in Europe and makes its services compatible with handsets that many tourists use;

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

Revenues from our international long distance business represented approximately 38% of our operating revenues in 2004, and 32% in each of 2005 and 2006. Exchange rate and market trends have caused our average termination rates for traffic between the United States and the Dominican Republic to decline from $0.41 per minute during 1996 to $0.069 per minute in 2006. We believe that competitive and regulatory pressures could continue to push settlement rates lower.  Future decreases in termination rates, without a corresponding increase in our international long distance traffic originating in the United States and Puerto Rico, would reduce our international termination revenues and adversely affect the profit margins that we realize from these revenues.

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

Since 1997, we have derived an increasing proportion of international revenues from U.S.-based resellers, which are companies that typically buy long distance minutes in bulk and resell the minutes to other companies or individual end users.  During

2006, resellers originated approximately 68% of our international long distance minutes from the United States to the Dominican Republic.  While we enter into agreements with resellers, they are not required to provide us with any specified amount of traffic.  The volume of minutes and revenues we receive from these resellers has significantly varied throughout the past years because of competition for their business, primarily from Codetel, our main competitor, and because of the uncertain financial condition of many resellers.  The price per minute we charge a reseller is frequently renegotiated and as a result we, together with our competitors, struggle to maintain stable prices. At December 31, 2006, we received traffic from approximately 75 resellers. Intense competition in U.S. markets among international long distance carriers has resulted in bankruptcy filings by many of our reseller clients.

Our net growth in, and revenue derived from, subscribers may be reduced by customer disconnections or churn.

Our results of operations in the past have been, and in the future may be, affected by subscriber disconnections, whether initiated by our customers or by us.  In order to realize net growth in subscribers, we must replace disconnected subscribers with new subscribers.  Our average monthly disconnection rate, or “churn rate,” was 5.1% for mobile subscribers during 2006 compared to 6.7% during 2005, and 1.6% for local access line subscribers during 2006 compared to 1.8% during 2005. During 2005 and 2006, our average churn rate for cable television was 1.4%.. The sales and marketing costs associated with attracting new subscribers are substantial, relative to the costs of providing service to existing subscribers.  If we are unable to maintain our credit policies or otherwise limit churn, we will experience a decline in net growth in subscribers and revenue.

We may not have sufficient resources to keep pace with rapid changes in technologies used to provide telecommunications services which could increase competition or require us to make substantial additional expenditures to maintain and improve our current networks, which could reduce our revenues from subscribers and cash flow.

The services we offer are technology intensive.  The development of new technologies could make the technology we use obsolete.  We may have to make substantial additional investments in new technologies to remain competitive.  New technologies we choose may not prove to be commercially successful.  We would require substantial investment to replace or upgrade all or a substantial part of our network.  We have chosen to improve our liquidity by reducing our capital expenditures which affects our ability to improve our network.  We spent approximately $26.2 million on capital expenditures in 2006.  This compares to $28.6 million in 2005 and $13.3 million expended in 2004.  If we do not invest in the latest technology, our network may rapidly become obsolete and we may not be able to retain our existing customers or attract new ones.

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

We realize a substantial portion of our revenues in Dominican pesos and, as a result, the increase in the exchange rate of the Dominican peso to the U.S. dollar has had and may in the future have a material adverse effect on the U.S. dollar value of our operating results and our ability to service our debt which is largely denominated in U.S. dollars. The average annual Dominican peso exchange rate against the U.S. dollar increased 9.7% in 2006 compared to a 27.8% decrease in 2005, and a 36.1% increase in 2004.  The fluctuation of the Dominican peso in the past few years has had a material adverse effect on our financial condition, as our largely Dominican peso-denominated assets have depreciated in value and our indebtedness is largely U.S. dollar denominated.  Although the exchange rate recently has improved, in particular following the change in government in 2004, there cannot be any assurance that current exchange rates will be sustained.  Any further depreciation of the Dominican peso against the U.S. dollar will correspondingly increase the amount of our debt in Dominican pesos, with further adverse effects on our results of operations and financial condition. Our total indebtedness as of December 31, 2006 was $447.1 million.

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

Inflation in the Dominican Republic has decreased in 2006 compared to the two previous years. According to the Central Bank, the annual rate of inflation was 5.0% in 2006 compared to 7.4% in 2005 and 28.7% in 2004.  While inflation in 2005 and 2006 reflected general price increases, the high level of inflation in 2004 was principally due to the depreciation of the Dominican peso against the U.S. dollar, higher fuel prices and growth in public spending. According to the Central Bank, the average annual exchange rate of the Dominican peso to the U.S. dollar increased 9.7% in 2006, compared to a decrease of 27.8% in 2005 and an increase of 36.1% in 2004.  Any increase in the value of the U.S. dollar against the Dominican peso directly affects the Dominican Republic’s inflation rate because the Dominican Republic relies heavily on imports from the United States of raw materials and consumer goods.  High inflation levels could adversely affect the Dominican Republic’s economy and reduce demand for our services.

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

Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in Santo Domingo and one of the largest cable television operators in the Dominican Republic.

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

In the United States, our subsidiary Tricom USA provides international carrier services primarily to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic.  During 2006, resellers originated approximately 68% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. Through our telecommunications switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic.  In addition, by having facilities that can originate, transport and terminate international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.

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

Domestic Telephony.

We are a competitive local exchange carrier in the Dominican Republic and at December 31, 2006 we had 183,975 local access lines in service compared to 167,763 lines at December 31, 2005. According to Indotel, there were approximately 897,026 local access lines in service in the Dominican Republic at December 31, 2006.  Tricom had approximately 20.5% of the local access line market at the end of that period.  Our local access network covers areas with approximately 65% of the population of the Dominican Republic. We previously deployed a wireless local loop but intend, to the extent economically feasible, to convert most wireless local loop subscribers to wireline over the next several years.

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

Mobile.

Our mobile network covers approximately 90% of the Dominican Republic’s population.  We offer both analog cellular and PCS mobile services.  According to Indotel, there were approximately 4,605,659 analog and PCS cellular subscribers in the Dominican Republic at December 31, 2006.  At December 31, 2006, we had 465,910 mobile subscribers compared to 393,991 mobile subscribers at December 31, 2005. Our market share declined from 10.9% to 10.1% during 2006. We attribute this decline to intense competitive pressures during the period, coupled with our limited ability to make capital expenditures, low investment in marketing and low equipment subsidies, as compared to our competitors.

Our prepaid card program offers both analog cellular and PCS mobile services to individuals who would not satisfy our credit policies for postpaid services. These cards also appeal to customers who prefer to budget their mobile telephone spending.  At December 31, 2006, we had 441,197 prepaid mobile subscribers, approximately 95% of our total mobile subscribers in the Dominican Republic.

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

Cable Television.

We are the largest provider of cable television services in Santo Domingo and one of the largest in the Dominican Republic.  At December 31, 2006, our cable network served 68,903 subscribers, including 52,249 basic programming subscribers, 12,171 occupied hotel and other commercial rooms (based on our internal calculations) and 4,483 subscribers for cable modem and digital music.  In addition to publicly available programming, we license or otherwise acquire programming from various programming providers for broadcast on our cable television network. We also produce a limited amount of programming ourselves intended for exclusive broadcast on our network.  We currently offer 105 basic and expanded programming channels including HBO, Cinecanal, Moviecity, Disney, ESPN, Fox Sports and CNN.  We also sell our own advertising time, replacing international commercials with local advertisements.

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

Data Transmission and Internet.

In the Dominican Republic, we are the second largest internet service provider. According to Indotel, there were approximately 181,853 data and internet subscribers in the Dominican Republic at December 31, 2006. Comparatively, we had 21,464 subscribers or 11.8% of the data and internet market share. We provide internet connectivity to the consumer and business markets through traditional dial-up connections, digital subscriber lines, or xDSLs, dedicated lines and cable modems.  Our cellular PCS services are now fully integrated with our internet service, offering e-mail and digital messaging through our website, www.tricom.net. In addition, we offer our residential customers internet access bundled together with local, wireless and other services.

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

Customer Service

In the Dominican Republic, we provide customer care for all of our services through five service centers and 10 commercial offices. At these offices and centers, our customers may subscribe for services, pay and obtain information about monthly bills and inquire about billing adjustments. We also provide payment services for our customers through several other businesses including supermarkets, banks and other commonly frequented businesses.  At December 31, 2006 there were approximately 310 such stations, all of which are linked to our central billing and collection system.

We maintain a call center to respond to incoming calls from existing or potential subscribers. The call center staff is trained to respond to questions concerning our extensive product and service offerings, as well as to contact potential subscribers, market our services and receive payment for our services by credit card.

We use a customer relationship management (“CRM”) system, integrating our information systems and our customer relationship management software.  This system allows customer service representatives to access all billing, service order and other client specific information.  This enables us to offer speedier service and more efficient follow through and to monitor every step of the customer service relationship.

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

We had an average monthly churn rate for mobile subscribers of 5.1% in 2006, 6.7% in 2005, and 9.1% in 2004. We had an average monthly churn rate for local access line subscribers of 1.6% in 2006, 1.8% in 2005, and 2.0% in 2004.  We had an average monthly churn rate for cable subscribers of 1.4% in 2006, 1.4% in 2005, and 1.8% in 2004.  We calculate average monthly churn by dividing the number of subscribers disconnected during the year by the sum of subscribers at the beginning of each month during the year.

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

During 2006, our intra-city wireline local access network was comprised of approximately 535 route miles of fiber optic cable and approximately 3,138 miles of copper cable in more than nine cities. The network is composed of central office switches, remote switching centers and digital loop carriers.

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

Our mobile network in the Dominican Republic uses analog technology in the 800 MHz band and our PCS network uses CDMA or digital protocol, in the 800 and 1900 MHz bands.  Our analog mobile network enables us to provide mobile coverage to those regions of the Dominican Republic not covered by our competitor’s digital networks.  During 2006, we provided PCS service in 35 cities and offered continuous coverage on the main highway routes of the country.

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

Our existing cable network consists of four major portions: a master head-end, a fiber trunk network, coaxial distribution and nodes. At our master head-end, programming signals are received, processed, amplified and then sent through our distribution network, which consists of fiber optic and coaxial cables connected to nodes. A node, which is typically shared by a number of subscribers within the same area, is a single connection to any of our distribution network’s main fiber optic cables that receives and transmits signals. During 2006, one node in our existing network typically served an average of 809 homes passed. Programming signals then travel, via coaxial cable, from nodes into subscribers’ homes. As part of our plan for the expansion and upgrade of our network, we plan to redesign our distribution network by installing hubs and additional nodes to improve the quality and redundancy of our services. Hubs receive signals from the head-end and retransmit signals to the nodes, increasing the quality and reliability of the signals.

At December 31, 2006, our cable network consisted of approximately 214 miles of fiber optic cable, 752 miles of coaxial cable and 233 nodes.  Approximately 98% of our network is constructed above ground, with a small percentage of the fiber optic cable constructed underground.

The complete channel package signal delivered to our customers in Santo Domingo is encoded, using analog and digital descrambler systems.  This allows us to reduce, but not eliminate, theft or piracy of our cable entertainment services, as well as giving us the opportunity to offer compressed packages to reach low-income subscribers living in marginal areas, and increase penetration levels.

The expansion and upgrade of our network involves the conversion of our existing cable network into a broadband bi-directional network which results in increased bandwidth capacity. A broadband bi-directional network allows subscribers to transmit as well as receive signals.  This allows us to offer internet connection, video and games on demand.  A broadband bi-directional network combines the use of fiber optic cable, which can carry hundreds of video, data and voice channels over long distances, with coaxial cable, which requires more extensive signal amplification in order to obtain the desired transmission levels for delivering programming signals and nodes. At December 31, 2006, 40% of our network had bi-directional capacity.

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

Competition

The following table sets forth information about our market share in several of our markets based upon information published by Indotel, at December 31, 2006, and information that we generate internally about our operations:

Service	Approximate Market Share (%)	Rank		Number of Providers

Local Access	20.5%	2		2
Mobile	10.1%	3/4		4
Cable Television	61.6%	1	(1)	Multiple
Data and Internet	11.8%	2		3

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

Local, Mobile, Data and Internet.

In the local access and data and internet markets, our main competitor is Codetel.  Codetel is an integrated communications service provider, which, at December 31, 2006, had approximately 80% of the local access lines and subscribers for local services and approximately 88% of the data and internet subscribers in the Dominican Republic.  In 2002, Centennial Dominicana, using wireless technology, began offering to businesses local access service and broadband internet access but we believe that it has not obtained a significant percentage of the market for those services.

In mobile service, in addition to Codetel, we compete with Orange and Centennial Dominicana.  Orange operates a GSM 1900 MHz network in the main cities of the country.  Orange has an aggressive expansion strategy based on low prices for mobile equipment, a strong distribution network with dealers, and a large marketing budget. Centennial Dominicana offers PCS mobile services.

As of December 31, 2006, the Dominican government had also granted eight concessions to other telecommunications companies, which had not yet commenced operations or had minimal operations.  Each of these concessions allows for the provision of some or all of the telecommunications services that we provide.

Cable Television.

We are the largest cable television operator in Santo Domingo and one of the largest in the Dominican Republic as of December 31, 2006.  Indotel has indicated that there are more than 100 cable operators in the Dominican Republic, including illegal cable television providers.  However, in our principal markets, Santo Domingo and its surrounding areas and La Romana, we face little competition from other cable television operators.

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

All pay television service providers, including cable television systems, direct to home (“DTH”) satellite services and multi-point, multi-channel distribution system operators, face substantial competition from other signal delivery methods, including television broadcasters and the Internet.  The ability of potential subscribers to directly receive traditional public over-the-air television signals from television broadcasters may hinder our ability to obtain additional subscribers.

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

The interconnection agreement was renewed on substantially similar terms in 2005 and a new interconnection agreement has been in the process of renegotiation during the second half of 2007. The exact terms of this interconnection agreement are not known at the date of this filing. Also in 2005, Indotel issued a statement mandating the convergence of interconnection rates by September 30, 2007 for local access and for incoming minutes to the Dominican Republic from abroad.  As of October 1, 2007 the interconnection rates were adjusted to eliminate the 1.5 cent difference between interconnection rates for local access and interconnection rates for incoming international minutes.  As a result, it is possible that our operations and financial position will be adversely affected.

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

Property, Plant and Equipment

Our principal properties consist of our fiber optic network, satellite earth stations, nodes and real estate.  At December 31, 2006, the net book value of our real estate and equipment was approximately $274.4 million.  Our real estate holdings are strategically located throughout the Dominican Republic, providing the infrastructure for the telecommunications network and sales facilities.  Most of our properties are related directly to our telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, wireless point-to-point radio equipment and digital switching nodes.  Our current headquarters are located in downtown Santo Domingo in a building that we own.

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

We have financed our capital expenditure and working capital requirements, including expenses related to our proposed restructuring, with cash flow from operations and, during 2004, from net proceeds from the sale of our Central American trunking operations and other assets. We do not expect to have any other funding sources until our restructuring is completed. Even if a restructuring is achieved we may not be able to generate the cash required to operate or to obtain the financing necessary to continue funding our business.

Presentation of Certain Financial Information

We prepare our consolidated financial statements in conformity with generally accepted accounting principles in the United States.  We adopted the United States dollar as our functional currency effective January 1, 1997 and maintain our books and records in U.S. dollars.

In this Annual Report references to “$”, “US$” or “U.S. dollars” are to United States dollars, and references to “Dominican pesos” or “RD$” are to Dominican Republic pesos.  For purposes of our financial statements, foreign currency balances are translated into U.S. dollars at differing rates depending on the item in question. See Note 2.3 of notes to consolidated financial statements. For most balance sheet purposes, the exchange rates we used to translate Dominican peso-denominated amounts as of December 31, 2005 and 2006, were RD$34.85 and RD$33.78 per U.S. dollar, respectively. For most revenue and expense purposes, the exchange rates we used were the average annual private market rates which were RD$42.11, RD$30.39, and RD$33.34 during the years ended December 31, 2004, 2005 and 2006, respectively.  These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  The Federal Reserve Bank of New York does not report a buying rate for Dominican pesos.  To the extent information relates to the Dominican Republic government or Dominican Republic macroeconomic data, the information in this Annual Report has been extracted from publications issued by Indotel at www.indotel.org.do and the Central Bank at www.bancentral.gov.do.

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

The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

	Year Ended December 31,
	2004	2005	2006

Long distance	38.3%	32.5%	32.2%
Domestic telephony	34.5%	38.6%	37.7%
Mobile	17.1%	16.3%	16.6%
Cable	7.3%	8.9%	9.3%
Data and internet	2.8%	3.7%	4.1%
Other	0.0%	0.0%	0.1%
Total operating revenues	100%	100%	100%

Note: Percentages may not add up to 100% due to rounding.

The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

	Year Ended December 31,
	2004	2005	2006

Operating costs	122.0%	108.1%	108.0%
Operating loss	(22.0)%	(8.1)%	(8.0)%
Interest expense, net	(33.7)%	(31.7)%	(31.6)%
Other income (expenses), net	(32.1)%	(30.6)%	(31.3)%
Loss before income taxes	(54.1)%	(38.7)%	(39.3)%
Net loss	(54.3)%	(38.3)%	(40.1)%

Results of Operations

2006 Compared to 2005

Foreign Exchange Rate. The average annual foreign exchange rate increased 9.7% to RD$33.34 per US$1.00 during 2006 from RD$30.39 per US$1.00 during 2005. This represents a 9.7% strengthening of the U.S. dollar against the Dominican peso from 2005 to 2006 or a corresponding weakening of the Dominican peso. This foreign exchange fluctuation significantly affected our overall financial performance and results of operations during this period.

Operating Revenues. Our total operating revenues demonstrated no significant change from 2005 to 2006. Operating revenues were $218.1 million during 2006 compared to $217.5 million in 2005 primarily due to an increased number of subscribers in all business segments, offset by the devaluation of the Dominican peso against the U.S. dollar.

The following is a discussion of our consolidated revenues for each of the revenue line items in our financial statements.

Long Distance.  Long distance revenues decreased 0.4% to $70.3 million during 2006 from $70.6 million in 2005. This decrease resulted primarily from lower international revenues generated in the United States and a reduction in revenues generated from international carriers and resellers.  In 2006, the international business was adversely impacted by more intense competition and an increased use of VoIP technology in this market.

International long distance revenues decreased 0.8% or $0.5 million to $63.9 million in 2006 from $64.4 million in 2005 primarily due to lower international traffic revenues derived from minutes generated in the United States that terminated in countries other than the Dominican Republic. This was the result of a strategy initiated in 2005 to reduce minutes to other destinations which generate a gross margin under 5%.  International minutes terminating in countries other than the Dominican Republic decreased 24.8% to 36.6 million minutes in 2006 compared to 48.7 million minutes in 2005 while the average corresponding international long distance termination rates decreased to $0.302 per minute during 2006 compared to $0.314 per minute during 2005.

Long distance domestic revenues generated by our prepaid cards and calling centers in the Dominican Republic increased 1.6% to $6.4 million in 2006 from $6.3 million in 2005. This increase was primarily due to an 9.0% increase in total minutes to 58.4 million in 2006 from 53.6 million in 2005. This was primarily the result of our ability to increase our share of the prepaid card market, partially offset by a decline in usage of our calling centers.

Domestic Telephony. Domestic telephony revenues decreased 2.3% to $82.2 million during 2006 from $84.1 million in 2005, primarily as a result of a 9.7% devaluation of the Dominican Peso, offset by an increase in the average number of lines in service during 2006. At December 31, 2006, we had 183,975 lines in service compared to 167,763 lines in service at December 31, 2005, a 9.7% increase.

Monthly service fees, measured local service charges, and outbound international and domestic long distance revenues accounted for the majority of our domestic telephony revenues in 2006. Revenues from monthly fees increased 1.4% to $42.2 million in 2006 from $41.6 million in 2005 primarily due to the increase in the number of subscribers. Measured local service revenues decreased 4.2% to $20.5 million in 2006 from $21.4 million in 2005 as a result of our introduction of new service plans with a limited number of minutes for a fixed monthly fee, compared to previous plans which allowed customers to exceed their allotted minutes by paying additional per minute fees. Outbound international and domestic long distance revenues generated by our mobile and wireline customers, including interconnection charges, increased 4.9% to $10.7 million in 2006 from $10.2 million in 2005 due primarily to an increase in long distance minutes resulting from a new promotional rate, which was launched in June 2006, for wireline long distance calls to the United States.

Mobile. Mobile revenues increased 2.3% to $36.3 million during 2006 from $35.5 million in 2005. The increase in mobile revenues was attributable primarily to an increase in the number of subscribers and churn rate reduction, offset by the peso devaluation.

Airtime revenues, including interconnection charges, increased 0.9% to $23.3 million in 2006 from $23.1 million in 2005 due to an increase in the number of subscribers offset by the exchange rate increase. Revenues from monthly rent increased 2.7% to $3.8 million in 2006 from $3.7 million in 2005 for similar reasons. Outbound international long distance revenues, including interconnection charges, generated by the mobile subscriber base decreased 1.3% to $7.6 million in 2006 from $7.7 million in 2005 as a result of a decrease in incoming minutes to our mobile subscribers, offset by price increases.

At December 31, 2006, we had 465,910 mobile subscribers compared to 393,991 at December 31, 2005. The increase in subscribers resulted primarily from our market penetration strategy, which included handset subsidies and increased marketing investment.

Cable.  Revenues from cable television services increased 4.7% during 2006 to $20.2 million from $19.3 million in 2005. Revenues were positively affected by a price increase and an increased number of cable subscribers.

Cable programming revenues, including monthly basic and expanded basic programming service fees, increased 1.3% to $15.5 million during 2006 from $15.3 million in 2005. Revenues from advertising sales and channel rental charges decreased 20% to $2.0 million in 2006 from $2.5 million in 2005 primarily as a result of the imposition of regulated prices for “must carry” channels.

At December 31, 2006, we had 68,903 cable subscribers compared to 63,878 at December 31, 2005. The increase in the number of cable subscribers during 2006 was attributable to an extensive customer relations campaign and a corresponding churn rate reduction.

The number of cable subscribers at December 31, 2006 includes 52,249 basic and expanded basic programming subscribers, 12,171 commercial rooms, which include commercial establishments (for example, hotels) and multiple dwelling units (for example, apartment buildings and hospitals), for which we receive a bulk rate for our basic cable service, and 4,483 subscribers for cable modem, digital audio programming and other services.

Data and Internet. Data and internet service revenues increased 11.3% to $8.9 million in 2006 from $8.0 million in 2005, primarily due to growth in our data and internet subscriber base.

The number of our data and internet subscribers increased 8.6% to 21,464 at December 31, 2006 from 19,771 at December 31, 2005.

Other. Other non-core business revenues increased to $0.2 million in 2006 from $0.1 million in 2005.

Operating Costs and Expenses.  Our operating costs and expenses demonstrated no significant variation during 2006 increasing slightly to $235.5 from $235.2 million in 2005.  These results were mainly driven by an increase in cost of sales and services, SG&A expenses, and a litigation settlement, which were offset by a reduction in depreciation and amortization expenses.

The following is a discussion of our operating costs and expenses for each of the line items in our financial statements.

Cost of Sales and Services. Cost of sales and services increased 5.0% to $92.1 million in 2006 from $87.7 million in 2005, which was primarily attributable to increased equipment and cable programming costs due to increased subscriber numbers.

Cost of equipment sales, prepaid cards, and line installations, totaled $6.1 million in 2006 compared to $5.3 million in 2005, a 15.1% increase. This increase was the result of increased gross sales, which generated more installations and higher equipment costs, in particular for handset subsidies in our mobile segment.

Transport and access charges increased 4.2% to $80.1 million in 2006 from $76.9 million in 2005 primarily as a result of an increase in minutes due to the promotional rate for wireline long distance calls to the United States mentioned above.

Selling, General and Administrative.  SG&A expenses increased 5.1% to $81.7 million during 2006 from $77.7 million during 2005.  This increase was primarily driven by an increase in building occupancy, activation commission and insurance expenses.

Building occupancy increased 28.2% to $15.9 million in 2006 from $12.4 million in 2005 primarily due to a $2.3 million one-time extraordinary expense related to the use of external utility poles resulting from a new agreement with electric utility companies and higher electricity consumption due to a rate increase and new cell sites. Activation-commissions increased 16.0% to $12.3 million in 2006 compared to $10.6 million in 2005, mainly due to increased gross sales in our mobile business in accordance with our strategy to gain market penetration. Marketing expenses increased 8.5% to $5.1 million in 2006 from $4.7 million in 2005 mainly due to our strategy to increase our wireless subscriber base. Insurance expenses increased $0.8 million due to an increase in premiums for our Transmission & Distribution Lines and Directors and Officers insurance coverage.

Salaries and other compensation to personnel decreased 3.4% to $22.4 million in 2006 from $23.2 million in 2005 mainly due to the increase of the exchange rate, given that salaries are paid in Dominican pesos. At December 31, 2006, we had 1,723 employees compared to 1,671 employees at December 31, 2005.

Litigation Settlement Expense.  In September 2005, a Dominican investigative judge added us as a co-defendant to criminal proceedings brought by certain creditors of Bancredito and other financial institutions formerly controlled by GFN.  Several current and former related parties, as well as certain of our directors and officers, were also defendants in the proceedings.  The allegations against us and the other co-defendants included fraud, embezzlement, violations of monetary laws and money laundering.  We were added to these proceedings without prior notice or participation in the existing proceedings.

Following the decision in December 2005 of the Supreme Court of the Dominican Republic denying our appeal of the investigative judge’s action, we, together with the other co-defendants, entered into settlements with the private parties that originally brought the criminal actions.  Our share of these settlements, which was paid in January 2006, was $2,182,105.

Depreciation and Amortization. Depreciation and amortization decreased 20.8% to $49.1 million during 2006 from $62.0 million during 2005, primarily due to a decrease in the depreciable asset base.

Operating Loss.  Operating loss decreased by 1.7% to $17.4 million in 2006 from $17.7 million in 2005.  The decrease in operating loss was attributable to a margin improvement.

Other Expenses.  Other expenses increased 2.7% to $68.3 million in 2006 from $66.5 million in 2005, primarily as a result of a foreign exchange loss in 2006 compared to a foreign exchange gain in 2005.

Income Taxes.  Income taxes were $1.9 million in 2006 compared to negative $0.8 million in 2005.

Net Loss.  Net loss totaled $87.5 million or $1.36 per share in 2006 compared to a net loss of $83.4 million, or $1.29 per share in 2005. The increase in net loss during 2006 is attributable to higher other expenses and income taxes.

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

At December 31, 2005, we had 393,991 mobile subscribers compared to 345,636 at December 31, 2004. The increase of 14% in subscribers resulted primarily from our new activation commission structure for external distributors and increased marketing investment.

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

Effects of Inflation and Currency Devaluation

The annual inflation rate in the Dominican Republic was 5% for 2006, 7.4% for 2005, and 28.7% for 2004, according to data published by the Central Bank of the Dominican Republic.

In terms of annual average foreign exchange rates, the U.S. dollar strengthened against the Dominican peso during 2006 compared to a weakening in 2005 and a strengthening in 2004. The annual average foreign exchange rate for the year ended December 31, 2006 increased 9.7% compared to a decrease of 27.8% and an increase of 36.1% for the years ended December 31, 2005 and 2004, respectively, as derived from data published by the Central Bank of the Dominican Republic.

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

•              Reduction of Capital Spending.  We significantly reduced our capital spending in 2003. Capital expenditures were cut from $53.8 million in 2002 to $10.8 million in 2003. Subsequently, capital expenditures increased to $13.3 million in 2004 and $28.6 million in 2005. In 2006, capital expenditures decreased from 2005 to $26.2 million. We made capital expenditures for improvements in all of our business segments as well as for general network maintenance. Our capital expenditures since 2003 have been funded by internally generated cash flow, vendor financing, and from proceeds of asset sales. A large part of our planned capital expenditures are discretionary and can be postponed or cancelled if we determine that funds are not available to us;

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

Cash Flows.

Our primary source of funds in 2006 was cash generated from our operations. Net cash provided by operating activities totaled $17.6 million in 2006 compared to $43.2 million in 2005 and $22.2 million in 2004. The increase in cash from operations in 2005 compared to 2004 resulted from improved operational margins and the effects of a change in our policy for booking capital expenses payments.

During 2006, capital expenditures continued to be our primary use of capital resources. Net cash used in investing activities totaled $26.3 million in 2006 compared to $28.3 million in 2005, and $3.0 million in 2004. Our capital expenditures decreased to $26.2 million in 2006 from $28.6 million in 2005, reflecting reduced investment in 2006 as compared to investments made during 2005 in cell sites (towers, buildings and antennas) to widen our mobile coverage.

Net cash used in financing activities was $358,843 in 2006 and $403,542 in 2005 compared to $4.1 million in 2004.  Financing activities during 2006 primarily included payments to certain banks and holders of long-term debt.

At December 31, 2006, we had approximately $23.1 million in cash.

Indebtedness.

Our indebtedness was approximately $447.1 million in principal amount at December 31, 2006 compared to $447.5 million at December 31, 2005.  Our indebtedness at December 31, 2006 consisted of $200.0 million of 11-3/8% Senior Notes due 2004, and $247.1 million of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings.  In October 2003, we suspended principal and interest payments on substantially all unsecured bank debt and Senior Notes through the restructuring process.  As a result, all of our indebtedness can be called on demand; accordingly all of our indebtedness at December 31, 2006 has been reclassified as current debt.

At December 31, 2006, our current liabilities exceeded our current assets by $644.6 million compared to $577.7 million at December 31, 2005.  The increase in negative working capital is primarily due to an increase in accrued but unpaid interest, resulting from our suspension of substantially all principal and interest payments to lenders.

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

Contractual Obligations.

The following table contains certain information concerning our material contractual obligations at December 31, 2006 (in millions of U.S. dollars).

	Payments due by Period
Contractual Cash Obligations	Total	Less than 1 year	1 – 3 years	More than 4 years
	(in thousands)
Short-term debt	$432.6	432.6	—	—
Long-term debt	—	—	—	—
Capital lease obligations	14.5	14.5	—	—
Operating leases	16.1	2.7	9.6	3.8

Total Contractual Cash Obligations	$463.5	451.1	8.9	3.5

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

The names of our directors and executive officers at December 31, 2006 are set forth below together with their ages and current positions at that date:

Name	Age	Position

Board of Directors

Named by GFN Corporation, Ltd.:
Ricardo Valdez Albizu	48	Chairman
Héctor Castro Noboa	65	Vice President of the Board
Adriano Miguel Tejada	58	Director
Manuel Arturo Pellerano	52	Director
Rosangela Pellerano	48	Director
Pablo Linares	69	Director

Named by Motorola, Inc.:
James Deane	63	Director
Thomas Canfield	50	Director
Carlos Castillo	52	Director

Independent Directors:
Anibal de Castro	57	Director
Gerald Gitner	61	Director

Manuel Arturo Pellerano and Rosangela Pellerano are siblings.

Executive Officers

Héctor Castro Noboa	65	President, Chief Executive Officer
Alfredo Arredondo	42	Vice President, Information Technology
Marco Cabral	33	Vice President, Mobile Division (appointed November 29, 2006)
Julio German	42	Vice President, Network Engineering & Operations (appointed November 29, 2006)
Ryan Larrauri	34	Vice President, Fixed Lines Division
Erwin Mendez	46	Vice President, Finance & Administration
Luis Ruiz	59	Vice President, Telecable
Bela Szabo	37	Vice President, International Division
Miriam Vargas	43	Vice President, Services Division
Angela Vega	36	Vice President, Human Resources (appointed November 29, 2006)

In addition, the following executive officers served during 2006 and resigned from the indicated positions as follows:

Carlos Romero, Vice President Business Segment Division (resigned December 31, 2006);

Valerio Valeriano, Vice President, Network Planning & Operations (resigned November 29, 2006);

Maripily Peralta, Vice President, Human Resources (resigned November 29, 2006).

Each of the current members of the Board of Directors has been elected pursuant to the terms of an amended and restated shareholders agreement, dated at May 8, 1998, among Tricom, Motorola, Oleander Holdings, Inc., Zona Franca San Isidro, S.A. and certain individuals that are affiliates of GFN or Tricom.

The following sets forth further information about the members of our Board of Directors and our executive officers current as at December 31, 2006.

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

Aníbal De Castro has been a member of our Board of Directors since May 1998.  Mr. De Castro is currently the ambassador of the Dominican Republic to the Court of St. James, Great Britain. He has been President of Editorial AA, a subsidiary of GFN since May 1994 and was Executive Vice President of Omnimedia from May 1994 to June 2004.  Mr. De Castro served on the Board of Directors of Corporación Dominicana de Electricidad (C.D.E.), the country’s state-owned electric utility provider from 1979 to 1982, and currently serves on the Board of Directors of several Dominican companies and professional associations including Banco de la Pequeña Empresa and Fondo de Financiamiento de la Micro-Empresa.  Mr. De Castro graduated from Universidad Autónoma de Santo Domingo with a degree in journalism and holds a B.A. in Economics from the University of East Anglia in Great Britain.

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

Gerald Gitner has been a member of our Board of Directors since August 2004. Since 1986, Mr. Gitner has served as Chairman of G. Associates, Inc.  Since 2002, Mr. Gitner has also served as non-executive Chairman of Kitty Hawk, Inc., which operates an overnight express cargo network and an all cargo airline headquartered in Dallas, Texas.  He served as Chairman of the Board of

Trans World Airlines, Inc. from 1997 to 2002 and as its CEO from 1996 to 1999.  He also co-founded and co-chaired from 1990 to 1997 a private leasing company specializing in wide-bodied aircraft. Mr. Gitner is a former Vice Chairman of Pan American World Airways and CEO of Pan American World Services. Mr. Gitner was President and Co-founder of People Express Airlines, Inc. from 1980 to 1982. He also served as President and CEO of Atasco USA, a private aviation concern involved in commercial aircraft leasing and servicing.  Mr. Gitner received a B.A. from Boston University.

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

Executive Officers

Héctor Castro Noboa has served as Chief Executive Officer (“CEO”) following former CEO Carl H. Carlson’s resignation in June 2005 and has served as Vice President of our Board of Directors since August 1994. See additional information in the Board of Directors section above.

Alfredo Arredondo has served as Vice President of Information Technology since 2004 and has held a number of positions in the Company’s Management Information Systems (“MIS”) department since 1991. Before joining Tricom, from 1989 to 1991, he was a systems analyst for Nestle Dominicana. Mr. Arredondo has worked as Project Manager for development and deployment of all of the Company’s internally-developed applications, including billing, rating customer care, provisioning and traffic measurement. Mr. Arredondo is a systems engineer from Pontificia Universidad Católica Madre y Maestra and has a post-graduate degree in management from Instituto Tecnológico de Santo Domingo.

Marco Cabral has served as Vice President of our Wireless Unit since December 2006 and also as Regional Vice President of our  North Region (DR) operations since July 2001. Before joining Tricom, Mr. Cabral was General Manager of Destileria del Yaque, an Alcohol Distillery. He served as a Board Member and Import-Export Manager of J. Armando Bermudez, a Dominican rum manufacturer. Previously, Mr. Cabral worked for Interamericana Products International, a textile manufacturer, as General Manager.  Mr. Cabral holds an Industrial Engineering degree from Pontificia Universidad Catolica Madre y Maestra, and an MBA degree from Kenan Flagler Business School, University of North Carolina at Chapel Hill.

Julio German has served as Vice President of our Network Engineering and Operations Division since November 2006. Since joining Tricom in 1995, Mr. German held numerous managerial positions in the company including Second Vice President of Network Engineering & Operations.  Previously, he worked as Network Planning Engineer for Verizon (formerly Codetel) for five years.  Mr. German holds a B.S. in Electrical Engineering from Universidad Central del Este and he has many certifications in the engineering area from different US training institutions.

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

Bela Szabo has served as Vice President of our International Division since July 2002. He was Director of the International Division from April 2001 to July 2002.  Before joining Tricom, Mr. Szabo worked at Texaco from September 1994 to April 2001 holding numerous positions in marketing, engineering and as manager of Texaco’s Express Lube division. From 1989 to 1994, Mr. Szabo worked for La Universal de Seguros, one of the largest insurance companies in the Dominican Republic, managing insurance policies to engineering companies.  Mr. Szabo holds a post-graduate degree in Corporate Finance and an Executive MBA from Barna Business School, formerly Barna Escuela de Alta Dirección. Mr. Szabo also holds an engineering degree from the Universidad Nacional Pedro Henríquez Ureña.

Miriam Vargas has served as Vice President of our Services Division since January 2002. She was Vice President of Finance from January 1997 to December 2001. From 1985 to 1996, Mrs. Vargas was Vice President of Internal Auditing for a number of GFN´s subsidiaries including Bancrédito and Compañía Nacional de Seguros. Mrs. Vargas is a graduate of Universidad APEC in Santo

Domingo where she majored in accounting, finance and auditing and holds an MBA from the Universidad Cató1ica Madre y Maestra. and an Executive MBA from Barna Business School.

Angela Vega has served as Vice President of Human Resources since December 2006.  Ms. Vega has been employed by Tricom for 11 years, where she has held numerous positions, as marketing analyst for residential lines and later becoming Marketing Manager, Director, and, in 2003, Marketing Vice President for Tricom and Telecable. From 2003 to 2006 she was Second Vice President of Customer Relations.   Before joining Tricom, she held managemet positions in the automobile sector as a brand manager for Volvo.   Mrs. Vega has a B.S. in Marketing from the Universidad Iberoamericana and is currently completing an MBA program from Barna Business School.

Executive Compensation

The aggregate amount of compensation we paid during the fiscal year ended December 31, 2006 to our executive officers, as a group (eleven persons), was $1.9 million. In addition, we made severance payments to our executive officers in an aggregate amount of $0.4 million during the fiscal year ended December 31, 2006.

Employees

	At December 31,
	2004	2005	2006
Executives	195	181	190
Others	1,420	1,490	1,533
Total	1,615	1,671	1,723

At December 31, 2006, we had 1,723 employees.  Of this number, 190 were executives, directors and managers, and the remaining 1,533 were technicians, sales, service and staff employees.  None of our employees belong to labor unions.  We believe that we have good relations with our employees.

Share Ownership

We refer to Item 7 for information with respect to Manuel Arturo Pellerano Peña, who, to our knowledge, is the only director with 1% or greater percentage of ownership in Tricom.

In connection with our initial public offering, our Board of Directors adopted, and GFN and Motorola approved, our 1998 Long-Term Incentive Plan pursuant to which 750,000 shares of Class A Common Stock were reserved for issuance to officers and employees.  At December 31, 2005 and 2006, there were outstanding options to purchase 163,052 and 81,536 shares, respectively, of Class A Common Stock that had been granted to current and former directors, officers and employees (including certain of the executive officers listed above) at exercise prices ranging from $3.00 per share to $16.00 per share.  The options granted expire on the tenth anniversary of the date of grant.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth certain information known to us with respect to beneficial ownership of our Class A Common Stock at December 31, 2006 (unless otherwise indicated) by each person who, to our knowledge, beneficially owns 5% or more of our Class A Common Stock and all officers and directors as a group.  Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them.

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

Shareholder	Class A Common Stock Beneficially Owned (1)	Percentage of Class A Common Stock Beneficially Owned (1)	Percentage of Class B Stock Beneficially Owned	Percentage of Voting Power (assuming that all of the Class B Stock is Converted into Class A Common Stock) (1)

Oleander Holdings, Inc. (2)	25,565,357	44.9	60.0	39.6
GFN Corporation Ltd (2).	28,444,145	50.0	60.0	44.0
Manuel Arturo Pellerano Peña (2)	28,940,594	50.8	60.0	44.8
Motorola, Inc.	7,657,818	14.4	40.0	11.9
Marino A. Ginebra Hurtado (3)	3,306,037	7.3	—	5.1
Global Capital Finance Ltd.	3,030,303	6.7	—	4.7
Verkid Finance, S.A.	3,030,303	6.7	—	4.7
Directors and executive officers as a group (20 persons)(4)	29,038,467	51.0	60.0	44.9

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

(3)                                  Includes 606,061 shares of Class A Common Stock owned by Mr. Ginebra directly and 2,699,976 shares of Class A Common Stock owned by Walbeck Overseas Ltd., an entity controlled by Mr. Ginebra.

(4)                                  Includes 11,486,720 shares of Class B Stock and 17,453,874 shares of Class A Common Stock that may be deemed to be beneficially owned by Mr. Pellerano in his capacity as a controlling person of GFN.  Also includes 750 shares of Class A Common Stock that are issuable upon exercise of currently exercisable options beneficially owned by officers.

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

Mr. Manuel Arturo Pellerano Peña (“Mr. Pellerano”), together with members of his family, either directly or through wholly-owned subsidiaries were, at December 31, 2005 and 2006, and continue to be, the beneficial owners of 17,453,874 shares of our Class A Common Stock and 11,486,720 shares of our Class B Stock.  This represents 50.8% of the issued and outstanding shares of our Class A Common Stock (calculated in accordance with SEC Rule 13d-3) and 60% of the issued and outstanding shares of our Class B Stock.  From August 1994 through late 2003, Mr. Pellerano was the Chairman of our Board of Directors, President and Chief Executive Officer.  He resigned from our Board of Directors in November 2003 and was reappointed in May 2004.  He retains, together with members of his family, the right to appoint a majority of the members of our Board of Directors and, indirectly, the right to control selection of our management.

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

Description of Related Party Transactions

We have entered into various transactions with related parties (some of which are no longer related).

Indebtedness.  We incurred indebtedness from Bancrédito Panama, Bancredit Cayman, Conaresa, GFN Capital Corporation Ltd., Ellis Portafolio, S.A. and certain other current and former affiliates of GFN and Tricom, consisting of loans, overdrafts, commercial paper and capital leases.  The aggregate principal amount of our indebtedness from related parties was $73.8 million and $57.8 million at December 31, 2005 and 2006, respectively, as follows:

•                  Unsecured loans, overdrafts and letters of credit owed to various current and former affiliates of GFN and Tricom in the principal amounts of $25,356,872 and $21,463,203 at December 31, 2005 and 2006, respectively, bearing interest at rates ranging from 11.5% to 12% per annum;

•                  Commercial paper and promissory notes held by various affiliates of GFN in the principal amounts of $48,448,922 and $36,329,491, at December 31, 2005 and 2006, respectively, bearing interest at rates ranging from 11% to 29%.

Interest incurred on indebtedness due to current and former related parties was $10,658,941 and $8,371,430 during 2005 and 2006, respectively. Because our outstanding debt was in default at December 31, 2005 and 2006, all of the above obligations were payable on demand at those dates.  Accrued interest payable on indebtedness due to current and former related parties was $24,186,485 and $32,557,915 at December 31, 2005 and 2006, respectively.

Provision of Telecommunications Services.  We provided telecommunications services to certain affiliates of GFN.  These entities paid us $157,908 and $180,501for such services in 2005 and 2006, respectively.

Programming.  We entered into a contract with Omni TV, an affiliated entity, to manage our relationship with international cable programmers.  During 2005, we paid Omni TV $2,423,657 for services provided under this contract. No such payments were made in 2006.

Litigation Settlement.  See “Key Company Developments” for a description of a settlement payment made in connection with litigation resulting from our former affiliation with certain banking and other financial services entities.

Other Transactions

We have purchased mortgage participation contracts from savings and loan associations in the Dominican Republic that are maintained as compensating balances for mortgage loans made by these associations to several of our officers.  At December 31, 2005 and 2006, these mortgage participation contracts totaled $647,693 and $690,410, respectively.

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

Potential Claims Arising from Conaresa Leases.

Between 1999 and 2001, we entered into a series of capital leases with Compañia Nacional de Arrendamientos, S.A. (“Conaresa”), at that time a related party.  The entity was sold to Banco Leon during 2003 in a transaction also involving the Central Bank of the Dominican Republic. These lease agreements provide for the lease to us of telecommunications equipment, automobiles, and other fixed assets.

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

Prior to May 11, 2004, our ADSs were traded on the NYSE under the symbol “TDR”. On that date, following the announcement of our financial restructuring update on May 6, 2004, the NYSE suspended trading and subsequently delisted our ADSs.  Trading of our ADSs resumed on May 19, 2004 on the OTCBB under the symbol “TRICY”. On July 25, 2004, the OTCBB suspended trading of our ADSs due to the delay in filing our Form 20-F for the year ended December 31, 2003.  Trading of our ADSs then resumed on the “Pink Sheets” service on August 19, 2004 under the symbol “TRICY.PK”.  In December 2006, the Bank of New York as depositary for our ADS facility notified us and holders of our ADSs that they were terminating the ADS facility which became effective on March 29, 2007.  At December 31, 2006, there were 32 record holders in the United States of the ADSs.

Shares of our Class A Common Stock are not traded on any other exchange or automated quotation system.

The following table provides the high and low closing prices for the ADSs reported by the respective markets on which they were traded for (1) our five most recent full fiscal years ended 2002, 2003, 2004, 2005, and 2006 (2) each quarter of 2005 and 2006, our two most recent full fiscal years, and (3) each of the last six months ending with December 2005:

	Tricom ADS Prices
	High	Low

Year Ended:

December 31, 2002	4.00	3.00
December 31, 2003	3.05	0.82
December 31, 2004	1.95	0.07
December 31, 2005	0.20	0.02
December 31, 2006	0.13	0.002

Quarter Ended:

March 2005	0.16	0.07
June 2005	0.12	0.08
September 2005	0.25	0.08
December 2005	0.15	0.02
March 2006	0.13	0.025
June 2006	0.05	0.003
September 2006	0.02	0.002
December 2006	0.03	0.001

Month Ended:

July 2006	0.02	0.004
August 2006	0.02	0.003
September 2006	0.018	0.014
October 2006	0.02	0.01
November 2006	0.02	0.01
December 2006	0.03	0.002

ITEM 10.               ADDITIONAL INFORMATION

Share Capital

At December 31, 2006 and the date hereof, we had 55,000,000 shares of our Class A Common Stock, par value RD$10 per share, authorized.  As of December 31, 2006, 45,458,041 shares of Class A Common Stock were issued and outstanding.  As of December 31, 2006 and the date hereof, we also had 25,000,000 shares of our Class B Stock, par value RD$10 per share, authorized, 19,144,544 shares of which were issued and outstanding.  We have not issued any shares of our Class A Common Stock since December 2002 and we have not issued any shares of our Class B Stock since May 1998.

At December 31, 2006, neither we nor any of our subsidiaries owned any shares of our Class A Common Stock or Class B Stock.

At December 31, 2006, there were outstanding options to purchase 81,536 shares of our Class A Common Stock for an average exercise price of $6.36 per share.  These options are held by certain of our officers and employees.

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

Interest Rate Risks

Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic.  Our indebtedness at December 31, 2006 consisted of $200.0 million of our 11-3/8% Senior Notes due 2004, and $247.1 million of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings.  In October 2003, we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness

Our primary exposure to market risk for changes in interest rates relates to our borrowings from Dominican banks.  This exposure is based on the potential for interest rate variations, not on exposure to changes in fair market value of our long-term debt.

Foreign Exchange Risks

We are subject to currency exchange risks.  In 2006, we generated operating revenues of $218.1 million which represents approximately RD$7,271 million using the average private market rate for 2006.  Approximately 55% of our operating revenues were generated in Dominican pesos.  At December 31, 2006, we had $436.5 million of U.S. dollar-denominated debt outstanding and we had significant other expenses, such as programming and equipment purchase costs denominated in U.S. dollars.

Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements.  This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar.  In 2006, we recognized an approximate $0.1 million foreign exchange loss.

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

As a consequence of these factors, in September 2003, we announced that we would not be making a scheduled interest payment on our 11-3/8% Senior Notes due September 1, 2004.  In October 2003, we suspended principal and interest payments on our unsecured indebtedness and principal payments on our secured indebtedness.  Subsequently, on September 1, 2004, we announced that we would not be making the $200 million principal payment on our 11-3/8% Senior Notes due September 1, 2004.  As a result, we have defaulted on substantially all of our secured and unsecured indebtedness, which was approximately $447.1 million in principal amount as of December 31, 2006.  In addition to our 11-3/8% Senior Notes due 2004, our indebtedness consists of bank and other borrowings, capital leases, commercial paper and telecommunication equipment trade financings.

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

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Sotomayor audited our books and records for the years ended December 31, 2005 and December 31, 2006.

Audit Fees

Fees billed by Sotomayor for professional services for the audits of the 2005 and 2006 annual consolidated financial statements, respectively, totaled approximately $506,344 and $294,459. Such fees include fees associated with the audit of our annual consolidated financial statements or services that are normally provided by Sotomayor in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Sotomayor received fees of approximately $805,217 for additional services for the year ended December 31, 2002 through 2005, including review and evaluation of quarterly results, IT audit, fraud audit procedures, the Placement, internal controls, regulatory issues, and the new audit statement format. No fees were paid for these services in 2006.

Tax Fees

Fees for tax services rendered to Tricom USA totaled approximately $55,128 and $10,047 for work related to the years ended December 31, 2005 and 2006, respectively.

All Other Fees

For the fiscal years ended December 31, 2005 and 2006, Sotomayor received $114,461 and $118,569 respectively, for FCC-related regulatory work, planning and research rendered to Tricom USA.

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

Not Applicable.

ITEM 18.               FINANCIAL STATEMENTS

The following consolidated financial statements are filed as part of this Annual Report on Form 20-F:

1.             Report of Independent Registered Public Accounting Firm;

2.             Consolidated Balance Sheets as of December 31, 2005 and 2006;

3.             Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006;

4.             Consolidated Statements of Stockholders’ Deficit and Comprehensive Loss for the Years Ended December 31, 2004, 2005 and 2006;

5.             Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006; and

6.             Notes to Consolidated Financial Statements;

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
Héctor Castro Noboa
Chief Executive officer

TRICOM, S.A. AND SUBSIDIARIES

Sotomayor & Associates, LLP
Certified Public Accountants
540 S Marengo Avenue
Pasadena, California 91101
(626) 397-4900
Fax: (626) 397-4908
E-mail: sotomayor@sotomayorcpa.com
Web Site www.sotomayorcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

TRICOM, S.A.:

We have audited the accompanying consolidated balance sheets of TRICOM, S. A. and subsidiaries (the Company) as of December 31, 2005 and 2006 and the related consolidated statements of operations, stockholders’ deficit and comprehensive loss and cash flows for periods ended December 31, 2004, 2005 and 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006 and the results of its operations and its cash flows for each of the periods ended December 31, 2004, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern.  As discussed in Notes 3 and 23 to the consolidated financial statements, the Company has suffered recurring losses from operations, which have been impacted further by the recognition of impairment losses of long-term assets and intangibles and the loss in the disposal of the Central America operations, which have led the Company to default in its long and short term debt commitments.  These situations, among others, raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 3.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sotomayor & Associates, LLP
Pasadena, California

June 4, 2007

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2005 and 2006

	2005	2006
Assets

Current assets:
Cash and cash equivalents	$32,113,028	$23,072,443

Accounts receivable (Notes 5, 6 and 17):
Customers	16,247,151	16,880,540
Carriers	4,815,386	10,629,032
Related parties	2,664	2,040
Other	1,428,250	1,459,652
	22,493,451	28,971,264
Allowance for doubtful accounts	(2,116,291)	(2,007,743)
Accounts receivable, net	20,377,160	26,963,521

Accounts receivable – officers and employees	108,170	52,411

Inventories	2,385,186	2,918,387

Certificates of deposit and other investment, net (Note 7)	647,693	690,410

Prepaid expenses	7,095,561	13,449,813

Deferred income taxes (Note 15)	966,242	—
Total current assets	63,693,040	67,146,985

Property, plant and equipment, net (Notes 4, 12, 13, and 23)	298,439,135	274,360,933

Intangible assets (Note 8)	2,664,641	2,664,641
Restricted cash (Note 2.4)	370,378	1,895,620
Deferred income taxes (Note 15)	—	8,285
Other assets at cost, net of amortization (Note 9)	3,365,176	4,308,627

	$368,532,370	$350,385,091

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	2005	2006
Liabilities and Stockholders’ Equity (Deficit)

Current liabilities:
Borrowed funds – banks (Note 10)	$48,865,810	$49,062,999
Commercial paper – banks (Note 11)	6,200,000	18,354,588
Commercial paper – related parties (Notes 6 and 11)	48,448,922	36,329,491
Current portion of long-term debt related parties (Note 6)	25,356,872	21,463,203
Current portion of long-term debt (Note 13)	298,501,504	302,630,101
	427,373,108	427,840,382

Current portion of obligation under capital leases – (Note 12)	14,531,321	14,531,322

Accounts payable:
Carriers	8,196,740	12,108,692
Suppliers	17,257,287	15,736,815
Other	994,513	670,141
	26,448,540	28,515,648
Accrued expenses (Note 16)	11,705,140	17,569,074
Other liabilities	5,659,756	2,283,333
Deferred revenues	2,050,620	2,174,025
Interest payable related parties (Note 6)	24,186,485	32,557,915
Deferred income taxes (Note 15)	—	8,534
Interest payable	129,439,767	186,301,595
Total current liabilities	641,394,737	711,781,828

Reserve for severance indemnities (Note 2.12)	284,321	551,040
Deferred income taxes (Note 15)	433,895	—
Long-term debt (Note 13)	5,613,904	4,787,792
Total liabilities	647,726,857	717,120,660

Stockholders’ deficit (Notes 14, 16 and 18):
Class A common stock of RD$10 par value: Authorized 55,000,000 shares; issued 45,458,041 shares	24,951,269	24,951,269
Class B common stock of RD$10 par value: Authorized 25,000,000 shares; issued 19,144,544 shares	12,595,095	12,595,095
Additional paid-in-capital	275,496,964	275,496,964
Accumulated losses	(590,214,058)	(677,755,140)
Other comprehensive loss-foreign currency translation (Note 2.3)	(2,023,757)	(2,023,757)
Stockholders’ deficit, net	(279,194,487)	(366,735,569)
Commitments and contingencies (Notes 6, 10, 11, 12, 13 14, 15, 16, and 19)
	$368,532,370	$350,385,091

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2004, 2005 and 2006

	2004	2005	2006

Operating revenues (Notes 2.5, 2.13 and 6):
Long distance	$72,008,996	$70,620,470	$70,282,210
Domestic telephony	64,973,873	84,071,137	82,241,727
Mobile	32,123,985	35,485,447	36,283,216
Cable	13,651,113	19,304,412	20,177,219
Data and Internet	5,354,729	7,952,623	8,928,557
Other	68,486	90,557	187,426
Total operating revenues	188,181,182	217,524,646	218,100,355

Operating costs and expenses (Notes 2.2, 2.6, 2.10, 3, 4, 5, 6(b), 16 and 23):
Cost of sales and services	89,540,886	87,696,237	92,117,160
Selling, general and administrative expenses	56,685,365	77,654,448	81,676,829
Litigation settlement	—	—	2,182,105
Restructuring costs	8,146,000	7,803,000	10,448,000
Depreciation and amortization	75,253,831	62,040,872	49,109,862
Total operating costs	229,626,082	235,194,557	235,533,956

Operating loss from continuing operations	(41,444,900)	(17,669,911)	(17,433,601)

Other income (expenses) (Note 6):
Interest expense	(63,697,822)	(69,561,138)	(69,822,415)
Interest income	222,776	698,046	956,301
Foreign currency exchange (loss) gain net of income tax	(2,673,823)	727,114	(62,555)
Other, net	5,739,855	1,613,963	676,893
Other expenses, net	(60,409,014)	(66,522,015)	(68,251,776)

Loss from continuing operations before income taxes	(101,853,914)	(84,191,926)	(85,685,377)

Income taxes benefit (provision) (Note 15)	(300,182)	817,848	(1,855,705)
Net loss	$(102,154,096)	$(83,374,078)	$(87,541,082)

Net loss per common share – basic and diluted	$(1.58)	$(1.29)	$(1.36)

Average number of common shares used in calculation:
Basic	64,602,585	64,602,585	64,602,585
Diluted	64,602,585	64,602,585	64,602,585

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Deficit and Comprehensive Loss

Years Ended December 31, 2004, 2005 and 2006

	Number of Common					Retained Earnings (Accumulated Deficit)		Other Comprehensive Loss - Foreign
	Shares Issued		Common Stock		Additional Paid in Capital	Appropriated Legal Reserve	Unappropriated	Currency Translation	Stockholders’ Deficit Net
	Class A	Class B	Class A	Class B
Balance at December 31, 2003	45,458,041	19,144,544	$24,951,269	$12,595,095	$275,496,964	$1,653,007	$(406,338,891)	$(2,023,757)	$(93,666,313)

Net loss	—	—	—	—	—	269,602	(102,423,698)	—	(102,154,096)
Balance at December 31, 2004	45,458,041	19,144,544	24,951,269	12,595,095	275,496,964	1,922,609	(508,762,589)	(2,023,757)	(195,820,409)

Net loss	—	—	—	—	—	120,633	(83,494,711)	—	(83,374,078)
Balance at December 31, 2005	45,458,041	19,144,544	24,951,269	12,595,095	275,496,964	2,043,242	(592,257,300)	(2,023,757)	(279,194,487)

Net loss	—	—	—	—	—	48,305	(87,589,387)	—	(87,541,082)
Balance at December 31, 2006	45,458,041	19,144,544	$24,951,269	$12,595,095	$275,496,964	$2,091,547	$(679,846,687)	$(2,023,757)	$(366,735,569)

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2005 and 2006

	Year Ended December 31,
	2004	2005	2006

Cash flows provided by operating activities:
Net loss from continuing operations	$(102,154,096)	$(83,374,078)	$(87,541,082)

Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Depreciation	75,026,380	61,823,944	48,892,905
Allowance for doubtful accounts	2,296,554	3,497,686	3,459,613
Amortization of radio frequency rights	227,450	216,928	216,959
Charge for obsolescence of equipment pending installation	1,114,558	949,094	797,107
Charge for inventory obsolescence	196,204	514,641	342,079
Expenses for severance indemnities	864,800	2,277,835	789,652
Deferred income tax, net	297,676	(817,848)	532,595
Exchange rate effect in long-term debt	2,673,823	(355,740)	326,764
Loss on disposal and sale of assets	782,352	319,552	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(7,594,438)	95,616	(9,990,839)
(Increase) decrease in accounts receivable - related parties	(144,577)	197,336	624
(Increase) decrease in inventories	(356,553)	(1,201,753)	880,098
Increase in prepaid expenses	(3,229,447)	(3,759,180)	(6,354,252)
(Increase) decrease in restricted cash	—	(370,378)	(1,525,242)
Decrease (increase) in other assets	406,547	302,717	(1,160,409)
(Decrease) increase in accounts payable	(5,579,402)	4,925,111	2,067,108
Increase in interest payable - related parties	7,319,770	9,307,337	8,371,430
Increase in interest payable	49,944,971	54,072,939	56,861,828
(Decrease) increase in other liabilities	(1,565,351)	2,372,028	(3,376,423)
Increase (decrease) in deferred revenues	1,280,657	(3,754,130)	123,405
Increase (decrease) in accrued expenses	1,342,387	(1,983,737)	4,397,991
Decrease in reserve for severance indemnities	(939,450)	(2,043,750)	(522,933)
Total adjustments	124,364,911	126,586,248	105,130,060
Net cash provided by operating activities	22,210,815	43,212,170	17,588,978

Cash flows from investing activities (Notes 4 and 7):
(Acquisition) cancellation of investments	(355,910)	338,383	(42,717)
Cash provided by investing activities of discontinued operations	10,661,300	—	—
Acquisition of property and equipment	(13,277,265)	(28,624,156)	(26,228,003)
Net cash used in investing activities	(2,971,875)	(28,285,773)	(26,270,720)

	Year Ended December 31,
	2004	2005	2006
Cash flows from financing activities (Notes 3, 6, 10, 11, 12, 13 and 16):
Borrowed funds from banks	—	268,979	8,333,620
Principal payments to banks	(310,304)	—	—
Principal payments of commercial paper-banks	—	(1,828,680)	—
Principal payments of commercial paper to related parties	—	(642,145)	—
Borrowed funds to related parties	(2,503,341)	—	—
Principal payments to related parties	(3,888)	—	—
Payments of long-term debt	(1,246,732)	(3,749,552)	(8,692,463)
Proceeds from issuance of long-term debt	—	5,547,856	—
Net cash used in financing activities	(4,064,265)	(403,542)	(358,843)

Net increase (decrease) in cash and cash equivalents	15,174,675	14,522,855	(9,040,585)

Cash and cash equivalents at beginning of the year	2,415,498	17,590,173	32,113,028

Cash and cash equivalents at the end of the year	$17,590,173	$32,113,028	$23,072,443

Supplementary information:
Interest paid (net of capitalization)	$(6,272,758)	$(5,824,428)	$(3,896,904)
Expense in lieu of income taxes and income taxes paid	$(550,676)	$—	$—

Noncash financing activities:
Transfer of commercial papers from related parties to non-related parties	$—	$—	$12,154,587

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1      Organization and Nature of Business

The consolidated financial statements of TRICOM, S.A. (“Tricom” or the “Company”) include the operations of the following companies engaged in the telecommunications and cable broadcasting industry, with operations in the Dominican Republic, The United States and until August 2004 in the Republic of Panama:

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

2.3       Foreign Currencies

The Company’s and its subsidiaries’ functional currency are the U.S. dollar.  All foreign currency balances are restated in US dollars using both historical and current exchange rates. Under this situation, SFAS 52 requires the use of the remeasurement method, also referred to as the monetary/nonmonetary method, when translating the entities’ financial statements.   This method translates monetary assets (cash and other assets and liabilities that will be settled in cash) at the current rate.  No monetary assets, liabilities, and stockholders’ equity are translated at the appropriate historical rates which are the exchange rates at the dates the transactions in the no monetary account originated.  Also, the income statement amounts related to no monetary assets and liabilities, such as cost of goods sold (inventory), depreciation (property, plant and equipment), and goodwill amortization (goodwill), are translated at the same rate used for the related balance sheet translation.  Other revenues and expenses occurring evenly over the year may be translated at the weighted-average exchange rate for the period.  Remeasurement gains or losses that result from the remeasurement process applied to foreign subsidiaries that are consolidated are reported on the US parent company’s consolidated statements of operations.

As of December 31, 2005 and 2006, the rates used by the Company to translate Dominican peso denominated accounts were RD$34.85 and RD$33.78 per one US dollar, respectively. The weighted-average exchange rates used to translate certain revenues and expenses accounts for the 2004, 2005 and 2006 statements of operations were RD$42.11, RD$30.39 and RD$33.34. Panamanian Balboas (B/.) were at par with the U.S. dollar.

2.4       Cash and Cash Equivalents and Restricted Cash

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

The Company’s policy is to review its inventory for specific usage and future utility.  Estimates of impairment of individual items of inventory are recorded to reduce the item to the lower of cost or market.  The reserve for inventory obsolescence was $871,435 and $ 905,002 as of December 31, 2005 and 2006, respectively.

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

2.11    Other Assets

Radio frequency rights are amortized on a straight-line basis over their useful lives, which range from 15 to 20 years (see Note 9).

2.12    Severance Indemnities

According to the Labor Code of the Dominican Republic, employers are required to pay severance indemnities to those workers whose labor contracts are terminated without just cause. Just cause is defined in the Labor Code as including misstatements by an employee in his job application, termination within three months of employment for poor performance, dishonesty, threats of violence, willful or negligent destruction of property, unexcused absences or termination of the job for which the employee was hired. The Company maintains a minimal reserve to cover severance indemnities based on its experience. At December 31, 2005 and 2006, the non-current liability for severance indemnities presented in the balance sheet is of $284,321 and $551,040 respectively.

2.13    Revenue Recognition

Long Distance.

Long distance revenues represent amounts recognized for the transmission of traffic from foreign telecommunication carriers to the Dominican Republic, including revenues derived from the Company’s U.S. based international long distance wholesale and prepaid calling card operations, outbound international and domestic long distance calls generated by calling card users and retail telephone centers. Long distance revenues are recognized as the minutes are provided or as the calls are made, except for revenues from prepaid calling cards, which are recognized, as the calling cards are used, net of commission paid for sale.

Domestic Telephony.

Domestic telephony revenues consist of fees received for local exchange services in the Dominican Republic, including monthly fees, local measured service and local measured charges for value-added services, outbound international and domestic long distance calls generated by the Company’s residential and business customers within the Dominican Republic, sales of customer equipment, and interconnection revenues received from other service providers for calls that terminate in the Company’s network. These revenues are recognized as services are rendered. Installation fees are recognized over the estimated average service life based on the Company’s experience, net of costs incurred in the installation. When installation cost are greater than the installation fees charged, the net cost related to the installations is charged as an expense immediately.

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

The Company has entered into transactions that exchange advertising services. Such transactions are recorded at the estimated fair value of the advertisement received or given in accordance with the provisions of EITF Issue No. 99-17 “Accounting for Advertising Barter Transactions”. Barter transactions were not material to the Company’s consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006.

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

2.14    Capitalization of Interest

Interest is capitalized on qualified projects and included as part of project costs during the period necessary for installation.  For the years ended December 31, 2005 and 2006 Tricom S.A. did not take new loans; therefore no interest has been capitalized for this year.

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

The weighted average number of common shares outstanding used in the calculation of basic and diluted (loss) per common share for the years 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Weighted average number of common shares outstanding - basic and diluted	64,602,585	64,602,585	64,602,585

For 2004, 2005 and 2006, all stock options and warrants are excluded from consideration of diluted loss per share because of the Company’s net loss.

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

During the years ended December 31, 2004, 2005 and 2006 the Company recognized as expenses contributions for approximately $137,000, $892,000 and $852,000 respectively.

2.18    Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of, SFAS No. 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002 (see Note 23).

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

2.19    Advertising Costs

Advertising costs are expensed as they are incurred.  For the years ended December 31, 2004, 2005 and 2006 these costs amounted to approximately $2,609,000, $4,711,000 and $5,105,000 respectively, and are included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

2.20    Stock Option Plan

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R) which is a revision of SFAS 123, “Share-Based Payment” (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees” (APB 25), for periods beginning January 1, 2006.  Under the provisions of SFAS No. 123 (R), stock-based compensation cost is estimated at the grant date based on the fair-value of the award and is recognized as expense ratably over the requisite service period of the award.  Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the grant date requires considerable judgment, including estimating stock price volatility, expected option life and forfeiture rates.  The Company uses the Black-Scholes option valuation model to value employee stock awards. The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and vested awards in each period.

	2004	2005	2006

Net loss – as reported	$(102,154,096)	$(83,374,078)	$(87,541,082)
Add total stock-based employee compensation determined under fair-value-based method for all rewards	(1,218)	(136)	(7)
Pro forma net loss	$(102,155,314)	$(83,374,214)	$(87,541,089)
Net loss per share:
As reported – basic and diluted	$(1.58)	$(1.29)	$(1.36)
Pro forma – basic and diluted	$(1.58)	$(1.29)	$(1.36)

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

2.22    Investment Securities

Investment securities at December 31, 2005 and 2006 consisted of certificates of deposit and mortgage participation contracts. The Company classifies its securities as held-to-maturity. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity.

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

2.23   Recognition, Measurement, and Income Statement Classification for Sales Incentives Offered to Customers

In November 2001, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. The Company adopted EITF Issue 01-09 effective January 1, 2003. EITF Issue 01-09 addresses the recognition, measurement, and income statement classification for sales incentives offered to customers. Sales incentives include discounts and generally any other offers that entitle a customer to receive a reduction in the price of a product by submitting a claim for a refund or rebate. Under EITF 01-09, the reduction in or refund of the selling price of the product resulting from any sales incentives should be classified as a reduction of revenue. Prior to adopting this pronouncement, the Company recognized sales incentives paid to distributors of prepaid calling cards as selling, general and administrative expenses. As a result of adopting EITF Issue 01-09, sales incentives were restated (reclassified) as a reduction of long distance revenues in the case of long distance calling cards and as a reduction of cellular revenues in the case of prepaid cellular services. Amounts reclassified were $6,102,127, $10,071,926 and $9,660,463 for the years ended December 31, 2004, 2005 and 2006, respectively. This pronouncement did not have any impact on net loss reported in these years.

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

At December 31, 2005 and 2006, the Company’s current liabilities exceeded its current assets by $577.7 million and $642.7 million, respectively.

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

Further, the Company has engaged several financial advisory and legal firms to assist in its financial restructuring process.  The Company has also agreed to pay the fees and expenses of financial advisory and legal firms engaged by the unofficial committee of bondholders and commercial banks and by the Company’s majority shareholder, GFN Corporation Ltd, and certain of its affiliates, which are also major creditors of the Company. The Company also agreed to pay retention bonuses to certain of its executives. Expenses related to the Company’s financial restructuring were approximately $27.9 million.

Details of restructuring expenses are as follows:

	2003	2004	2005	2006	Total
Financial Services:
FTI Consulting (Company)	$75,000	$1,987,000	$2,237,000	$2,069,000	$6,368,000
Bear Stearns & Co. Inc (Company)	500,000	906,000	—	—	1,406,000
Chanin Capital Partners (Committee)	—	1,162,000	1,335,000	1,056,000	3,553,000
Broadspan Capital (GFN)	—	677,000	568,000	557,000	1,802,000

Legal Services:
Manatt Phelps & Phillips, LLP (Committee)	572,000	1,082,000	984,000	1,557,000	4,195,000
Greenberg Traurig, LLP (Company)	366,000	780,000	1,386,000	—	2,532,000
DLA Piper Rudnick Gray Cary US, LLP (co.)	84,000	217,000	—	—	301,000
White & Case (GFN)	—	207,000	577,000	1,486,000	2,270,000
E. Veras Consultoria, S.A (Committee)	—	127,000	95,000	200,000	422,000
Cadawalader. Wickersham & Taft, LLP (Co.)	—	113,000	—	—	113,000
Headrick Rizik Alvarez & Fernandez (Vendors)	—	60,000	—	—	60,000
Melo Guerrero (Company)	—	37,000	35,000	—	72,000
Jimenez Cruz Peña (Company)	—	31,000	28,000	—	59,000
Squire, Sanders & Dempsey LLP (Company)	—	—	—	331,000	331,000
Morrison & Foerster LLP (Company)	—	—	—	2,571,000	2,571,000
Barnichta & Asociate	—	—	—	15,000	15,000
Langa & Abinader (GFN)	—	19,000	289,000	606,000	914,000
Steel, Hector & Davis (Company)	—	—	269,000	—	269,000

Executive Compensation:
Retention Bonuses	—	741,000	—	—	741,000
	$1,597,000	$8,146,000	$7,803,000	$10,448,000	$27,994,000

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

For the years ended December 31, 2005 and 2006, the Company generated $43.2 and $17.6 million respectively of cash flow from operations. Since the Company has not paid interest to its unsecured lenders from September 2003, interest payable as of December 31, 2005 and 2006 amounted to approximately $153.6 and $218.9 million respectively. Had the Company paid all interest on a current basis, cash flows used in operations would have been $(110.4) and $(201.3) million respectively.

At December 31, 2005 and 2006, the Company’s liabilities exceeded its total assets by approximately $279.2 and $366.7 million respectively, resulting from the increased competition for mobile telecommunication services in the Dominican Republic.

At December 31, 2005 and 2006, the Company had indebtedness in the aggregate principal amount of $447.5 and $447.2 million respectively.  The ability of the Company to pay future interest on its indebtedness and meet debt service obligations will depend on the outcome of the restructuring process, as well as the Company’s future operating performance, including the ability to increase revenues and control expenses, which in turn depends on the successful implementation of its strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond the Company’s control.  Interest expense was $69.6 million for the year ended December 31, 2005 and $69.8 million for the year ended December 31, 2006.

If the restructuring is not possible, the Company’s creditors could initiate bankruptcy proceedings, most likely in the Dominican Republic, or the Company could be forced to dispose of business segments or assets at unfavorable prices.

4          Property, Plant and Equipment

A detail of property, plant and equipment at December 31, 2005 and 2006 is as follows:

	2005	2006
Operations and communications:
Land	$8,573,661	$9,041,147
Buildings and improvements	19,054,404	16,520,874
Furniture and equipment	4,068,074	6,325,914
Communications equipment	188,990,966	173,900,415
Transmission equipment	197,500,189	233,869,164
Other equipment	1,104,919	2,844,793
	419,292,213	442,502,307
Less accumulated depreciation	164,087,292	207,463,826
Sub-total, operations and communications	255,204,921	235,038,481

Property and equipment:
Buildings	9,723,465	10,033,266
Furniture and office equipment	6,003,680	6,022,145
Transportation equipment	8,421,244	10,196,635
Leasehold improvements	7,689,963	8,049,124
Data processing equipment	36,690,433	37,253,733
	68,528,785	71,554,903
Less accumulated depreciation	50,861,120	56,337,698
Sub-total, property and equipment	17,667,665	15,217,205

Communications equipment pending installation	4,578,188	4,671,406
Cable company equipment pending installation (a)	642,331	947,286
Equipment in transit (b)	154,354	141,306
Construction in process (c)	20,191,676	18,345,249

Property plant and equipment, net	$298,439,135	$274,360,933

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

(c)          A detail of construction in process at December 31, 2005 and 2006 is as follows:

	2005	2006
Operations and communications:
Transmission equipment	$9,578,625	$3,538,156
Cells	8,104,352	11,832,038
Other-property and equipment	2,508,699	2,975,055

	$20,191,676	$18,345,249

5          Accounts Receivable

Changes in the allowance for doubtful accounts during the years ended December 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006

Allowance at beginning of year	$5,152,025	$3,138,530	$2,116,291
Increase for the year, net (a)	2,296,554	3,497,686	3,459,613
Write-offs during the year	(4,310,049)	(4,519,925)	(3,568,161)

Allowance at end of year	$3,138,530	$2,116,291	$2,007,743

(a)                             During the years ended December 31, 2004, 2005 and 2006, the Company recognized collection recoveries from customer accounts previously written-off of $181,433, $276,872 and $368,557, respectively. These amounts are included as a reduction to selling, general and administrative expenses in the accompanying consolidated financial statements of operations, net of increase, in the allowance for doubtful accounts.

6          Transactions with Related Parties

As defined in FAS 57, the Company is or was directly or indirectly related to various entities through common ownership, contractual rights and/or family ownership, as more fully set forth below.

Mr. Manuel Arturo Pellerano (“Mr. Pellerano”) together with members of his family, either directly or through their wholly-owned subsidiaries GFN Corporation, Ltd., Oleander Holdings, Inc. and Plan de Pensiones y Jubilaciones de la Compañía

Nacional de Seguros (PPJ), were, at December 31, 2006,   the beneficial owners of 17,453,874 shares of the Company’s Class A Common Stock and 11,486,720 shares of the Company’s Class B Common Stock, representing 50.8% of the issued and outstanding shares of Class A Common Stock (calculated in accordance with SEC Rule 13d-3) and 60% of the issued and outstanding shares of Class B Common Stock. From 1994 through late 2003,  Mr. Pellerano was the Company’s Chairman of the Board of Directors, President and Chief Executive Officer.  He retains, together with members of his family, the right to appoint a majority of the members of the Board of Directors of the Company and, indirectly, the right to control selection of the Company’s management.

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

•    Ellis Portafolio, which holds certain claims against the Company.

Balances with Related Parties

A detail of balances with related companies at December 31, 2005 and 2006 is as follows:

	2005	2006
Assets:
Accounts receivable (a)	$2,664	$2,040
Total Assets	$2,664	$2,040

Liabilities:
Commercial paper (b)	48,448,922	36,329,491
Interest payable (c)	24,186,485	32,557,915
Current portion of long term-debt (d)	25,356,872	21,463,203
Total Liabilities	$97,992,279	$90,350,609

(a)           At December 31, 2005 and 2006, these amounts of $2,664 and $2,040 correspond to communication services to Editora AA.

(b)           At December 31, 2005 and 2006, these amounts include obligations for the issuance of commercial paper in US$ to a group of GFN’s related companies for the principal amount of $47,339,007 and $35,184,420, bearing interest rates ranging from 11% and 14.93% per annum, respectively.  Also at December 31, 2005 and 2006, these amounts also include the issuance of commercial paper in RD$ for the amount of RD$38,680,527 equivalent to $1,109,915 (US$1 to RD$34.85) and $1,145,071 (US$1 to RD$33.78), respectively, bearing interest rates ranging from 20% to 29% per annum.

(c)           The nature of the interest payable is related to the loans described above in Note (b).

(d)           At December 31, 2005 and 2006, these amounts represent unsecured loans of $22,000,000 and $18,000,000 with GFN Capital Corporation, Ltd., a related offshore entity. Interest accrues monthly at an interest rate ranging from 11.5% to 12% per annum in 2005 and 2006, respectively. The loans mature in December 2007. The Company is not paying interest on these loans, consequently, these amounts are presented as current portion of long-term debt.

Additionally, it includes unsecured loans received from a GFN, S.A., a related institution, in the amount of RD$94,007,000 (equivalent to $2,697,475 in 2005 and $2,782,919 in 2006) and RD$22,980,000 (equivalent to $659,397 in 2005 and $680,284 in 2006) with interest rate ranging from 11.5% to 12% per annum in 2005 and 2006, respectively.  At December 31, 2005 and 2006, these loans have been classified as part of the current liabilities in the accompanying consolidated balance sheets, as a result of the default in payment of interest and principal.

As a result of operating losses, the Company was unable to remain in compliance with the financial covenants arising under substantially all of its long-term note agreements. The Company has been working with the different creditors to restructure the existing debt.

Other Transactions with Related Parties

A detail of transactions with related parties during the years ended December 31 2004, 2005 and 2006, are as follows:

	2004	2005	2006

Operating revenues – communications service revenues (a)	$14,939	$157,908	$180,501

Selling, general and administrative expenses:
Litigation settlement (b)	—	—	(2,182,105)
Other charges and special items (c)	(5,359,768)	(2,423,657)	—

Other expenses:
Interest incurred on loans (d)	(10,083,449)	(10,658,941)	(8,371,430)
Equipment purchased (Motorola) (e)	(1,535,297)	—	—

(a)                                  During the year ended December 31, 2004 this amount corresponds to telecommunications services to Zona Franca San Isidro of $14,939.

During the years ended December 31, 2005 and 2006, these amounts correspond to telecommunication services to Zona Franca San Isidro of $17,688 and $17,563, respectively; and to Editora AA of $140,220 and $162,938, respectively.

(b)                                In September 2005, the Company was being added by a Dominican investigative judge as a co-defendant to criminal proceedings brought by certain creditors of Bancredito and other financial institutions formerly controlled by GFN, the Company’s principal shareholder.  The Company was added to these proceedings without prior notice or participation in the existing proceedings.  In January 2006, the Company, together with the other co-defendants, entered into settlements with the private parties that originally brought the criminal actions. The Company’s share of these settlements totaled $2,182,105.

(c)                                 During the years ended December 31, 2004 and 2005 these amounts correspond to payments made to Omni, T.V. arising from to a contract signed between the Company and Omni, T.V. to manage the relationship with international cable programmers.

(d)                                These interest expenses tie to the loans from commercial paper and other debt from related parties described in Note 6, Letters b and d.

(e)                                 During the year ended December 31, 2004 this amount related to the purchase of telecommunications equipment that is being disclosed because Motorola owns 40% of the class B common stock of the Company.

7                             Certificates of Deposit and Other Investments

At December 31, 2005 and 2006 the Company had mortgage participation contracts by $647,693 and $690,410, respectively, purchased from unrelated savings and loans associations in the Dominican Republic. These contracts earned interest at rates ranging from 5% to 10% per annum in 2004, 2005 and 2006 respectively. These investments are maintained as compensating balances for mortgage loans made by these savings and loans associations to certain officers and employees of the Company.

8                             Intangible Assets

There were no acquisitions of intangible assets during the years ended December 31, 2004, 2005 and 2006.  The summary of changes in the Company’s intangible assets (other than goodwill) during the years ended December 31, 2004, 2005 and 2006, is as follows:

License

Balances at December 31, 2003	$2,664,641
Impairment charge	—
Balances at December 31, 2004	2,664,641
Impairment charge	—
Balances at December 31, 2005	2,664,641
Impairment charge	—
Balances at December 31, 2006	$2,664,641

The intangible assets are determined to have indefinite useful lives due to their expected ability to generate cash flows indefinitely.  The cable license is based on an agreement signed with the Dominican government, which has an indefinite life.  In the case of broadcasting contracts, the contracts can be renewed automatically without additional payment.  The Company performed its annual impairment review for intangible assets and it was determined that there were no impairment charges for the years 2004, 2005 and 2006.

9                      Other Assets

Other assets at December 31, 2005 and 2006 consisted of the following:

	2005	2006

Deposits	$386,640	$420,276
Radio frequency rights, net (a)	2,856,702	2,639,774
Other (b)	121,834	1,248,577
	$3,365,176	$4,308,627

(a)                                 At December 31, 2005 and 2006, these amounts represent payments for frequency usage rights to expand the Company’s cellular and PCS capacity in the Dominican Republic. For the years ended December 31, 2004, 2005 and 2006, the amortization expense corresponding to the frequency usage rights in the Dominican Republic amounted to $227,450, $216,928 and  $216,959 respectively.

At December 31, 2004 the company transferred certain frequency rights to a third party communications company in the amount of $308,706. This transaction generated revenues in the amount of $5,081,508, which is included in other income in the accompanying consolidated statement of operations.

(b)                                A detail of this amount is as follows:

	2005	2006

Equipment held for investment (Enron)	$81,022	$81,022
Restructuring Legal retainers	—	918,900
Other Bank Commission	40,812	248,655
	$121,834	$1,248,577

10               Borrowed Funds – Banks

Funds borrowed by the Company consist of:

	2005	2006
Funds denominated in US dollars (a)	$47,676,599	$47,837,119
Funds denominated in Dominican pesos (b)	1,189,211	1,226,880
	$48,865,810	$49,062,999

(a)                                 At December 31, 2005 and 2006 these amounts included loans made by the Central Bank of the Dominican Republic for

$29,745,027 and $7,395,081 respectively, as a result of draws on stand-by letters of credit issued on behalf of the Company by Bancrédito, a financial institution that was related to the Company at the time the letters of credit were issued and was sold in 2003 to a third party in a transaction involving the Central Bank.  In that sale transaction, the Central Bank agreed to assume liability for the letters of credit. The loans made by the Central Bank accrue interest at rates ranging from 10.25% to 14% per annum. The Company has not paid interest on its unsecured debt since September 2004.

At December 31, 2005 and 2006 these amounts included a secured loan of $3,000,000; this loan is secured by transmission equipment with an approximate book value of $5.2 million and accrues interest at an annual rate of 5% per annum. At December 31, 2005 and 2006 these amounts also include loans in the amounts of $5,640,476 with Citibank, Dominican Republic and $7,276,956 with Credit Suisse First Boston, respectively, which accrues interest at an annual rate of 10%.

At December 31, 2006 this amount also include a loan in the amount of $20,426,773 with Stark Trading Co. which accrues interest at an annual rate of 10.25%.

At December 31, 2005 and 2006, these amounts include unsecured loans of letter of credit in the amount of  $1,282,802 owed to Bancredito Panama, bearing interest at rates ranging from 9.5% to 11.5% per annum; it also includes a loan owed to Bancredito Panama in the amount of $6,601,131, bearing interest at 11.5% per annum. This loan was granted for a five-year period maturing in December 2007.  The balance of $121,067 corresponds to bank overdrafts owed to Bancredito Panama and Bancredito Cayman as of December 31, 2005 and 2006.   At December 31, 2005 and 2006, the Company did not have any available lines of credit.

At December 31, 2005 and 2006, these amounts include unsecured loans with various banks in the amount of $1,286,096 and $ 1,733,309 respectively.

(b)                                At December 31, 2005 and 2006, these loans represented RD$41,444,000 (equivalent to $1,189,211 and $1,226,880 using the prevailing exchange rate at that date, which was RD$34.85and RD$33.78, respectively, per US$1.00) bearing interest at a rate of 40% per annum.

11                Commercial Paper

As of December 31, 2005 and 2006, commercial paper issued by the Company consisted of:

	2005	2006
Commercial paper in US dollars (a)	$6,200,000	$18,354,588
Commercial paper in US dollars related parties (Note 6 (b))	47,339,007	35,184,420
Commercial paper in Dominican pesos related parties (b)	1,109,915	1,145,071

Total commercial paper	54,648,922	54,684,079

Less short-term commercial paper	54,648,922	54,684,079

Long-term commercial paper	$—	$—

(a)                                 At December 31, 2005 and 2006, these instruments accrued interest at annual rates ranging from 11% to 14.93%.

(b)                                At December 31, 2005 and 2006, peso-denominated commercial paper consisted of RD$38,680,538 (equivalent to $1,109,915 and $1,145,072) using the prevailing exchange rate at that date, which was RD$34.85 and $33.78, respectively, per US$1.00, bearing interest at annual rates ranging between 20% to 29%. At December 31, 2005 and 2006 the Company did not have a facility for the issuance of commercial paper (see Note 6 (b)).

A portion of the commercial paper issued by the Company is held by related parties (see Note 6 (b)).  All commercial paper issued by the Company and outstanding at December 31, 2005 and 2006 are due on demand. These obligations are issued through the related company “Acciones y Valores, S.A.” and through an unrelated company “Valores Profesionales, S. A.”

The following is a schedule of the maturity for such debt at December 31, 2005 and 2006:

	2005	2006

Due on demand	$54,648,922	$54,684,079

Total	$54,648,922	$54,684,079

12       Capital Leases

The Company has entered into various capital lease contracts with Conaresa, a former related party that until 2003 was owned and controlled by GFN, S.A.

At December 31, 2005 and 2006, the Company had not made the lease payments due during 2005 and 2006 respectively. The contracts for capital leases provide that in case payments are not made, the lender could cancel the contracts. Due to this fact, the debt has been classified in its entirety as a current liability in the accompanying balance sheets at December 31, 2005 and 2006.

The capital lease contracts also provide for interest and penalty interest in unspecified amounts to be determined by the lessor. A detail of commitments and contingencies related to these contracts are disclosed in Note 16 (g).

Assets recorded under these capital leases consist of:

	2005	2006
Transportation	$1,276,815	$1,276,815
Machinery and equipment	307,748	307,748
	1,584,563	1,584,563
Less accumulated depreciation	(1,584,563)	(1,584,563)
	$—	$—

At December 31, 2005 and 2006, the fixed assets under capital leases were fully depreciated.

13     Current Portion of Long-Term Debt

The outstanding debt at December 31, 2005 and 2006 was in default and consequently classified as a current liability in the Company’s balance sheet. Outstanding debt consists of the following:

	2005	2006
Senior Notes (a)	$200,000,000	$200,000,000

Bank loans and note payable:

Loans denominated in Dominican pesos equivalent to RD$162,400,000 at December 31, 2005 and 2006, equivalent to US$4,659,972 and $4,807,578 respectively. These loans carried annual interest rates ranging from 36% to 40% per annum at December 31, 2005 and 2006 respectively;	4,659,972	4,807,578

Loans with variable annual interest between 4.90% and 9.33% at December 31, 2005 and 2006, respectively. These loans are payable in installments up to 2007. A related party company secures these  loans. Some of these loans include clauses with respect to non-compliance of payments of installments of interest and principal, maintaining the levels of assets and debts, among others. At December 31, 2003, the Company had not complied with the debt contracts and, as a result, these loans may be called on demand with the exception of the General Electric note. At December 31, 2005 and 2006, these loans were classified as current liabilities in the  consolidated balance sheet;

	59,216,917	58,390,805

Loans which pay interest at rates ranging between 9.5% and 15.50% per annum and at December 31, 2005 and 2006. These loans have maturities up to 2007. Some of the loans are secured by liens on telecommunications equipment and a mortgage over Real Estate (Tricom Duarte) with a book value of approximately $15.3 million at December 31, 2005. Some of these loans include clauses related to non-compliance with the timely payment of interest and principal and maintaining a minimum of assets and debts. At December 31, 2003, the Company was not in compliance with debt contracts in an amount of $38,714,515. At December 2005 and 2006 these loans were classified as current liabilities on the consolidated balance sheet.

	40,238,519	44,219,510

Total bank loans and note payable	104,115,408	107,417,893

Total long-term debt	304,115,408	307,417,893

Less current portion of long-term debt	298,501,504	302,630,101

Long-term debt excluding current portion	$5,613,904	$4,787,792

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

Summarized condensed consolidated financial information of TRICOM, S.A. (Parent Company) and the subsidiary guarantors on a combined basis (GFN Comunicaciones, TRICOM Centro America, S.A., Call Tel Corporation, TRICOM USA and Subsidiaries, TRICOM Latinoamérica, S.A., TRICOM, S.A. – Panama and TCN Dominicana, S.A.) at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 is as follows (see Note 1):

Balance sheet data at December 31, 2005:

Assets	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Current assets:
Cash on hand and in banks	$27,618,902	$4,494,126	$—	$32,113,028
Accounts receivable, net	56,620,492	12,369,745	(48,613,077)	20,377,160
Other current assets	9,423,049	1,779,803	—	11,202,852
Total current assets	93,662,443	18,643,674	(48,613,077)	63,693,040

Property and equipment, net	251,632,743	46,806,392	—	298,439,135
Restricted Cash	263,630	106,748		370,378
Other non-current assets	5,915,733	114,084	—	6,029,817

Total assets	$351,474,549	$65,670,898	$(48,613,077)	$368,532,370

Liabilities and Stockholders’ Equity	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Current liabilities:
Borrowed funds – banks	$40,974,312	$7,891,498	$—	$48,865,810
Commercial paper and current portion of long-term debt	302,004,029	2,697,475	—	304,701,504
Commercial paper and current portion of long term-debt – related parties	73,805,794	—	—	73,805,794
Current portion of capital leases	14,531,321	—	—	14,531,321
Accounts payable	25,857,832	49,203,785	(48,613,077)	26,448,540
Other current liabilities	90,658,192	82,383,576	—	173,041,768

Total current liabilities	547,831,480	142,176,334	(48,613,077)	641,394,737

Other non-current liabilities	82,837,556	6,051,918	(82,557,354)	6,332,120

Total liabilities	630,669,036	148,228,252	(131,170,431)	647,726,857

Stockholders’ deficit	(279,194,487)	(82,557,354)	82,557,354	(279,194,487)

Total liabilities and stockholders’ equity	$351,474,549	$65,670,898	$(48,613,077)	$368,532,370

Balance sheet data at December 31, 2006:

Assets	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Current assets:
Cash on hand and in banks	$18,232,261	$4,840,182	$—	$23,072,443
Accounts receivable, net	88,897,133	25,777,954	(87,711,566)	26,963,521

Other current assets	16,213,778	897,243	—	17,111,021
Total current assets	123,343,172	31,515,379	(87,711,566)	67,146,985

Property and equipment net	232,300,001	42,060,932	—	274,360,933
Restricted Cash	1,746,875	148,745		1,895,620
Other non-current assets	5,977,340	1,004,213	—	6,981,553

Total assets	$363,367,388	$74,729,269	$(87,711,566)	$350,385,091

Liabilities and Stockholders’ Equity	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Current liabilities:
Borrowed funds – banks	$40,725,289	$8,337,710	$—	$49,062,999
Commercial paper and current portion of long term-debt	318,201,769	2,782,919	—	320,984,688
Commercial paper and current portion of long term-debt – related parties	57,792,694	—	—	57,792,694
capital leases	14,531,322	—	—	14,531,322
Accounts payable	27,118,294	60,495,708	(59,098,353)	28,515,649
Other current liabilities	119,083,386	121,811,090	—	240,894,476

Total current liabilities	577,452,754	193,427,427	(59,098,353)	711,781,828

Other non-current liabilities	152,650,203	4,782,663	(152,094,034)	5,338,832

Total liabilities	730,102,957	198,210,090	(211,192,387)	717,120,660

Stockholders’ deficit	(366,735,569)	(123,480,821)	123,480,821	(366,735,569)

Total liabilities and stockholders’ equity	$363,367,388	$74,729,269	$(87,711,566)	$350,385,091

Statements of operations for the year ended December 31, 2004:

	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Operating revenues	$112,540,316	$75,640,866	$—	$188,181,182

Operating costs	(141,051,483)	(88,574,599)	—	(229,626,082)
Operating loss from continuing operations	(28,511,167)	(12,933,733)	—	(41,444,900)

Other expenses, net	(73,642,929)	(28,969,442)	42,203,357	(60,409,014)
Loss from continuing operations before income taxes	(102,154,096)	(41,903,175)	42,203,357	(101,853,914)

Income taxes	—	(300,182)	—	(300,182)

Net loss	$(102,154,096)	$(42,203,357)	$42,203,357	$(102,154,096)

Statements of operations for the year ended December 31, 2005:

	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Operating revenues	$135,310,532	$82,214,114	$—	$217,524,646

Operating costs	(146,531,995)	(88,662,562)	—	(235,194,557)
Operating loss from continuing operations	(11,221,463)	(6,448,448)	—	(17,669,911)

Other expenses, net	(72,152,615)	(42,447,946)	48,078,546	(66,522,015)
Loss from continuing operations before income taxes	(83,374,078)	(48,896,394)	48,078,546	(84,191,926)

Income taxes	—	817,848	—	817,848

Net loss	$(83,374,078)	$(48,078,546)	$48,078,546	$(83,374,078)

Statements of operations for the year ended December 31, 2006:

	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Operating revenues	$173,516,690	$83,958,604	$(39,374,940)	$218,100,354

Operating costs	(191,890,540)	(83,018,353)	39,374,940	(235,533,957)
Operating loss from continuing operations	(18,373,850)	940,251	—	(17,433,599)

Other expenses, net	(27,488,330)	(40,763,450)	—	(68,251,780)
Loss from continuing operations before income taxes	(45,862,180)	(39,823,199)	—	(85,685,379)

Income taxes	(1,053,956)	(801,749)	—	(1,855,705)

Net loss	$(46,916,136)	$(40,624,948)	$—	$(87,541,084)

Statement of Cash flows for the year ended December 31, 2004:

	TRICOM, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Net cash provided by (used in) operating activities	$17,563,423	$12,108,557	$(7,461,165)	$22,210,815
Net cash (used in) provided by investing activities	(13,763,536)	3,330,496	7,461,165	(2,971,875)
Net cash used in financing activities	(2,842,369)	(1,221,896)	—	(4,064,265)
Net increase in cash on hand and in banks	957,518	14,217,157	—	15,174,675

Cash on hand and in banks at beginning of the year	71,493	2,246,523	97,482	2,415,498

Cash on hand and in banks at the end of the year	$1,029,011	$16,463,680	$97,482	$17,590,173

Statement of Cash flows for the year ended December 31, 2005:

	Tricom, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Net cash provided by (used in) operating activities	$59,265,034	$(16,052,864)	$—	$43,212,170
Net cash used in investing activities	(26,350,788)	(1,934,985)	—	(28,285,773)
Net cash (used in) provided by financing activities	(6,431,104)	6,027,562	—	(403,542)
Net increase (decrease) in cash on hand and in banks	26,483,142	(11,960,287)	—	14,522,855

Cash on hand and in banks at beginning of the year	1,029,011	16,561,162	—	17,590,173

Cash on hand and in banks at the end of the year	$27,512,153	$4,600,875	$—	$32,113,028

Statement of Cash flows for the year ended December 31, 2006:

	Tricom, S.A. Parent Co.	Subsidiary Guarantors	Consolidating Adjustments	Total Consolidated

Net cash provided by operating activities	$14,130,998	$3,457,980	$—	$17,588,978
Net cash used in investing activities	(23,498,134)	(2,772,586)	—	(26,270,720)
New cash used in financing activities	(58,190)	(300,653)	—	(358,843)
Net (decrease) increase in cash on hand and in banks	(9,425,326)	384,741	—	(9,040,585)

Cash on hand and in banks at beginning of the year	27,512,153	4,600,875	—	32,113,028

Cash on hand and in banks at the end of the year	$18,086,827	$4,985,616	$—	$23,072,443

14               Stockholders’ Equity

Introduction.

The authorized capital stock of the Company consists of 55,000,000 shares of Class A common stock and 25,000,000 shares of Class B common stock.

Subject to the matters described in Note 3 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004(the “2004 Financial Statements”) and under “December 2002 Private Placement” below, all of the Company’s outstanding shares are duly authorized, validly issued and fully paid. Both classes of capital stock vote together as a single class, except on any matter that would adversely affect the rights of either class. The Class A common stock has one vote per share and the Class B stock has ten votes per share. The economic rights of each class of capital stock are identical.

December 2002 Private Placement.

In December 2002 the Company completed the Placement (the “Placement”) of 21,212,121 shares of Class A Common Stock, as described in Note 3 to the 2004 Financial Statements.  Various related parties were involved in the Placement as described in Notes 3 and 7 to the 2004 Financial Statements. In its letter requesting initiation of the Special Committee’s (as defined in Note 3 to the 2004 Financial Statement) investigation, the Company’s former independent auditor, the member firm of KPMG International in the Dominican Republic (“KPMG”), stated that the investigation should determine whether the Placement qualified to be recorded as equity on the Company’s consolidated balance sheet as at December 31, 2002.  The resolutions appointing the Special Committee authorized it to, among other matters, conduct a review of the Placement to determine facts reasonably necessary to allow the Company and its advisors to determine the appropriate accounting treatment to be given to the Placement. The Special Committee Report included a report by BDO Seidman LLP, a national public accounting firm (“BDO”) that, in summary, stated that varying conclusions as to whether the Company properly accounted for the Placement can be reached based on different hypothetical fact scenarios.  Under certain hypothetical fact scenarios, the accounting treatment of the Placement as equity would remain unchanged.

Under certain alternative hypothetical fact scenarios, BDO stated that the consolidated financial statements of the Company included in its Annual Report on Form 20-F for the fiscal year ended  December 31, 2002 “should be restated to reflect the proceeds of the Placement as debt, or “mezzanine financing” (and not as “permanent equity”) if (a) the Placement and/or the conduct of the relevant parties related to the Placement could be deemed fraudulent and/or any applicable laws or regulations (including applicable SEC laws and regulations) were violated  in connection with the Placement and, (b) a court of competent jurisdiction, as a remedy in litigation initiated by the SEC or a third party, has power to, and possibly could,  order and compel a rescission of the Placement.  The Company’s management is not at this time in a position to definitively determine which, if any, of BDO’s hypothetical scenarios most closely resembles the circumstances surrounding the Placement.  Determinations as to the conduct of the relevant parties involved in the Placement are inherently fact intensive, and therefore uncertain, and in certain of the relevant jurisdictions it is unclear whether or not a rescission remedy would be available based on the facts currently known to the  Company’s management. Furthermore, the Company has received advice from counsel representing its independent accounting firm questioning whether certain of the accounting literature cited by BDO in support of its rescission analysis is applicable to the circumstances surrounding the Placement.

In light of these uncertainties, and the limited records relating to the Placement available to it, the Company’s management has weighed the following factors, among others, in reaching a determination as to the appropriate accounting treatment of the Placement.  On the one hand, the Company’s board minutes and stock books, the records of its transfer agent, the Company’s internal accounting records, certain resolutions of the liquidator of Bancrédito Panama, the stated purpose of the investor financing provided by Bancrédito Panama, and those records available to the Company’s management documenting the application of the proceeds of the Placement, all indicate that Class A common stock was issued in the Placement, supporting the Company’s management’s belief that the intent behind, and the effect of, the transaction was to increase stockholders’ equity.  These factors would tend to indicate that the Placement should continue to qualify to be recorded as equity on the Company’s balance sheet as of December 31, 2002.  On the other hand, the incomplete nature of the records of the transaction currently available to the Company’s  management, in particular the lack of subscription or similar documentation establishing a legal relationship between the Company and the investors, incomplete and in some cases inconsistent records as to both the receipt and application by the Company of the proceeds of the Placement, the possible non-recourse nature of the financing provided to the investors in the Placement, the involvement of related parties in providing that financing, and suggestions that negotiation of the transactions surrounding the Placement was not in all respects at arm’s length, raise questions as to whether the Placement should continue to be recorded as equity in accordance with generally accepted accounting principles.  After weighing these factors, the Company’s management has concluded that, on balance, the Placement should continue to qualify to be recorded as equity on its consolidated balance sheet as at December 31, 2002, but acknowledges that this conclusion is not beyond dispute and may change if additional information becomes available that is inconsistent with this treatment.

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

Therefore, the information about corporate income tax expense for the years ended December 31, 2004, 2005 and 2006, respectively, represents the sum of the tax obligations of each of the consolidated subsidiaries.

The components of the Company’s provision for (benefit from) income taxes are summarized as follows:

	Current	Deferred	Total

Year ended December 31, 2004
U.S. Federal	$—	$470,666	$470,666
Dominican Republic	134,978	(305,462)	(170,484)

	$134,978	$165,204	$300,182

Year ended December 31, 2005
U.S. Federal	$—	$(817,848)	$(817,848)
Dominican Republic (a)		—	—

	$—	$(817,848)	$(817,848)

Year ended December 31, 2006
U.S. Federal	$—	$(532,595)	$(532,595)
Dominican Republic (a)	(1,323,110)	—	(1,323,110)

	$(1,323,110)	$(532,595)	$(1,855,705)

The components of deferred tax assets and liabilities are as follows:

	2004	2005	2006
Deferred tax assets
Deferred revenues	$763,164	$1,436,260	$163,123
Property, plant and equipment in the Dominican Republic	18,212,994	14,487,443	12,992,519
Net operating loss	113,698,471	111,711,894	128,983,179
Tax credit carryforward	96,369	96,369	96,369
Gross deferred tax assets	132,770,998	127,731,966	142,235,190

Valuation allowance	(132,007,834)	(126,295,706)	(137,974,184)

Deferred tax assets, net	763,164	1,436,260	4,261,006

Deferred tax liabilities:
Property and equipment in USA	661,795	433,895	4,089,598
US IRC Sec. 481 adjustment	386,871	470,018	171,657
Gross deferred tax liabilities	1,048,666	903,913	4,261,255

Deferred tax, net	$(285,502)	$532,347	$(249)

(a)                                  At December 31, 2004 and 2005 the applicable taxes of the companies in the Dominican Republic were determined based on 25% of the net taxable income for the years ended December 31, 2004 and 2005. As a result TRICOM S.A and TCN Dominicana S.A were not required to pay taxes. At December 31, 2006 the tax rate applicable was 30% as per amendment to the law 11-92 and No.557-05 effective since January 1, 2006. The amendment requires the Companies to pay taxes based on the greater of 1% of the total net assets (less investment in another company stock, farm land and deferred taxes) or 30% of the net taxable income.  As a result, TRICOM S.A. and TCN Dominicana S.A. current tax is approximately RD$44,300,000 (equivalent to $1,323,110) for the year ended in December 31, 2006.

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

At December 31, 2006, TRICOM U.S.A, the subsidiary in the United States has an unused net operating loss carry forward which for US income tax purpose may be used to offset future taxable income, if any, until 2026 and expires as follows:

Year	Amount

2013	$561,115
2015	38,173
2021	1,337,981
2022	11,699,337
2023	15,227,395
2024	34,681,203
2025	41,566,837
2026	39,408,406
Total	$144,520,447

16                      Commitments and Contingencies

A summary of commitments and contingencies at December 31, 2005 and 2006 is as follows.

(a)                            Commitments.

(i)                    TRICOM maintains contracts with foreign entities for the traffic of overseas calls.  Such contracts require each entity to obtain the necessary facilities to establish, maintain and operate its respective terminals.  The cost of each contract is based upon negotiated rates, which are computed based on the amount of traffic each month.  For the years ended December 31, 2004, 2005 and 2006 this cost amounted to $4,883,018, $4,379,036 and $4,009,854 respectively, and is included in the cost of sales and services in the accompanying consolidated statements of operations.

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

At December 31, 2004, 2005 and 2006 the Company contributed $50,504, $44,816 and $32,985 respectively, to the “Universal Service Order” on end-user telecommunications revenue of $594,498, $472,730 and $359,161 for the years then ended, respectively. The contribution paid is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations.

(iii)              The subsidiary dedicated to cable television systems operations has contracts with television and network companies around the world for the transmission of programming content in the Dominican Republic.  Such companies required monthly payments that range between $0.05 and $12.5 per subscriber in 2004, 2005 and 2006.  The terms of these contracts fluctuate between two and three years and are renewable at the option of the parties.  For the years ended December 31, 2004, 2005 and 2006 the total amount of these payments was $5,359,768, $2,423,657 and $5,793,153, respectively, which is included as part of the cost of sale and services in the accompanying consolidated statements of operations.    The subsidiary had a trade agreement with Omnimedia S.A, a related party to receive publicity service in exchange of television services (advertising announcements). Part of the agreement involves managing the international cable programmers. According to management and the market practice, the cost of cable programmers is considered as a product and not as a service and therefore is not subject to the 25% income tax withholding.

(iv)                The Company has employment agreements with certain of its executive’s officers, the terms of which expire at January 14, 2006.  Such agreements provide minimum salary levels, as well as incentive bonuses that are payable if specified management goals are reached.  The aggregate commitment for future salaries at December 31, 2006, excluding bonuses, is approximately $2,323,979.

(v)                    The telecommunications law of the Dominican Republic (Law 153-98) requires that companies operating in this sector pay to the Instituto Dominicano de Telecomunicaciones (INDOTEL) a monthly fee equivalent to 2% of their international net income. For the years ended December 31, 2004, 2005 and 2006 this expense amounted to $462,165, $487,169 and $563,840 respectively, which is included as part of selling, general and administrative expenses in the accompanying consolidated  statements of operations.

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

(vii)            The subsidiary Tricom USA, Inc. has guaranteed for loans made to Tricom S.A., its parent company.   Two guarantees are to The International Bank of Miami as lender and Export-Import Bank of the United States for $36,002,530 on July 2000 and $20,000,000 on November 2000 respectively. The first is a five-year loan with an interest rate equal to the sum of LIBOR for the applicable period plus 2.25 percent per annum, the second has the same interest rate and the loan payment term could be from two to seven years.  The outstanding balance as of year-end is $40,481,013.  The third is a corporate guarantee to the Export Development of Canada for $1,122,000 on May 27, 2002 with the rate of interest of LIBOR plus 4% per annum.  The loan term is 18 months to be paid in 5 consecutive semi-annual installments commencing on September 30, 2002.  This loan is to be paid in three installments, the last installment is due in June 30, 2004 and the interest rate is equal to the sum of Eurodollar rate and the applicable margin. Since October 2003, TRICOM, S.A has made no interest or principal payments on any of its debt. TRICOM, S.A., is negotiating with the lenders but at this time there is no assurance that an agreement will occur.

(b)                            Lease Obligations.

The Company maintains operating leases for the use of office space, telecommunications centers, commercial offices, warehouse, automobiles and others.  These operating leases are renewable at the end of the lease period, which is usually one year. Expenses for these leases in 2004, 2005 and 2006 amounted to approximately $922,371, $2,005,726 and $3,640,011 respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.  The commitment estimated for lease payments for the next four years is as follows:

Year	Amount

2007	$2,970,000
2008	3,207,600
2009	3,464,000
2010 and beyond	3,750,000

(c)         Legal Proceedings.

(i)        Grupo Económico Suit. In April 2004, a suit was brought by certain holders of certificates of deposit and other instruments issued by certain affiliates of Bancrédito Dominican Republic a banking institution formerly controlled by GFN, seeking to have the Company and several co-defendants (including, among others, the Central Bank of the Dominican Republic, the Leon Bank and GFN) held jointly and severally liable for amounts owed by such affiliates to the plaintiffs.  Although the Court of First Instance of Santo Domingo found in favor of the plaintiffs against certain of the defendants, it also found that neither the Company nor any of its subsidiaries were liable to the plaintiffs.  The court upheld the terms of the tripartite contract under which the Leon family acquired Bancrédito, and rendered judgment against the parties to the tripartite contract in the $156,000,000, which was subsequently reduced (upon a motion filed by the same plaintiffs) by the same judge to approximately $13,000,000.  In an appeal filed by certain of the parties found liable by the Court of First Instance, the original plaintiffs sought to join the Company and the other original co-defendants to the appeal proceedings.  In June 2007 the Appellate Court declined to join the Company or any of its subsidiaries to the appeal proceedings.  While it is possible that this decision may be challenged by means of a motion for cassation before the Supreme Court of the Dominican Republic, the Company believes it is unlikely that it will be found liable in these proceedings.

(ii)  Claim for Cost of Interconnection Circuits.  During the period commencing with the enactment of the General Telecommunications Law of 1998 and ending with Indotel’s issuance of interconnection regulations in 2002, the Company purchased from Codetel, at the Company’s sole expense, several hundred T-1, or Trunk Level 1, switches.  These are digital transmission links that are necessary for interconnection between the Company’s network and Codetel’s network.  In December 2002, as part of the process for the adjustment of interconnection agreements before Indotel, the Company claimed that Codetel should reimburse it for 50% of the cost of the T-1 switches it had purchased.  The approximate amount of the Company’s claim is $6.8 million.  Indotel rejected the Company’s claim, and an appeal before the Superior Administration Court is pending.

(iii)  False Imprisonment Claim.  In August 1999, a Dominican company and two individual plaintiffs brought a claim against the Company in the Dominican courts for alleged losses and damages of up to approximately RD$200,000,000 (approximately $4,800,000) resulting from the imprisonment by Dominican authorities of the two individuals for 15 days.  The plaintiffs have alleged that their imprisonment was the result of an investigation by the local district attorney and police that the Company instigated following an irregular increase in telephone traffic at certain telephone numbers.  The court rejected the action for lack of evidence.  The plaintiffs appealed, but the Court of Appeals also rejected their claims, and they subsequently filed a motion for cassation with the Supreme Court of Justice, which is pending.  The Company does not believe that this matter will have a material adverse effect on its operations or financial position.

(iv)  Uninsured Motor Vehicle Cases.  Until 2003, the Company’s principal property and casualty insurance carrier was Compania Nacional de Seguros (“SEGNA”), at that time a related party.  In 2003 SEGNA’s business was taken over by the Superintendence of Insurance, following which SEGNA stopped paying on certain pending motor vehicle accident coverage claims involving the Company’s vehicles.  Although the Company moved its property and casualty coverage to a third party insurance carrier, it was necessary for the Company to assume direct liability for the pending claims.  The Company intends to submit a claim in SEGNA’s liquidation at the appropriate time.  The Company believes that the amount of potential liability likely to arise out of these claims will not exceed US$1,000,000, and does not believe that these matters will have a material adverse effect on its operations or financial position.

(v)  Ordinary Course Tort and Contract Claims.  The Company is involved from time to time in various other lawsuits and legal proceedings arising in the ordinary course of its business.  These claims generally relate to tort and contract actions for damages.  The Company believes that the final resolution of these matters will not have a material adverse effect on its operations or financial position.

(vi)  World Access Inc. Bankruptcy.  In April 2003, Tricom USA was served with a summons and complaint in an adversary proceeding arising out of the World Access, Inc. et al. bankruptcy case in the United States Bankruptcy Court for the Northern District of Illinois.  The complaint alleged that transfers in the aggregate amount of approximately $488,000 were made to Tricom USA by one of the debtors, Facilicom International LLC, within the 90 days prior to the filing of the bankruptcy petition, and that the transfers were avoidable as preferential payments pursuant to the United States Bankruptcy Code.  An agreement in principle to settle the matter was reached in March 2007 under which the Company will undertake to pay $87,500 to Facilicom International LLC.  Final documentation of this settlement is pending.

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

In January 2006 the Company was notified by the tax authority that it should correct its income tax return for the fiscal year ended December 31, 2004.  According to the tax authority, the return sought to use prior period losses to reduce taxable income for the current year in amounts in excess of those tax the tax authority considered were permissible under its interpretation of the applicable tax law.  In January 2006 the Company presented a petition to the tax authority requesting the elimination of this notification.

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

The Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and the consolidated financial statements included in that report address the possibility of claims arising out of the purchase (the “Placement”) in December 2002 of shares of the Company’s Class A Common Stock by a group of investors for an aggregate purchase price of approximately $70 million.  As of the filing date of this report, no claims arising out of the events relating to the Placement have been asserted in any jurisdiction in any litigation or similar proceedings brought against the Company or its subsidiaries.  Nevertheless, the Company has received indications that one or more of the liquidators of the Bancrédito entities in Panama and the Cayman Islands believe that they have claims in connection with the Placement.  However, the Company is unable at the present time to determine either the probability of such claims being asserted against it or the validity or amount of such claims if they are asserted.  The Joint Liquidators of Bancredit Cayman have, in connection with a Chapter 15 Petition filed in the Bankruptcy Court for the Southern District of New York, served subpoenas on the Company and certain of its subsidiaries seeking documents relating to the Placement.  In addition, the Company believes that it is possible that other parties may assert claims arising out of the Placement.  Claims brought on behalf of the Bancrédito entities and others could, in the aggregate, equal or substantially exceed the $70 million amount of the Placement, in particular if the claimants seek rescission of the Placement or certain related transactions.  At this time the Company is not able to determine with any certainty who might assert claims, the precise nature of any claims that may be asserted, the jurisdiction in which such claims may be brought, the theories on which such claims may be based, the validity of any such claims, whether viable defenses would be available to such claims and whether any judgment or award arising out of such claims would be enforceable against the Company or its subsidiaries’ assets.  Accordingly, while it is possible that the Company will in the future need to establish loss contingencies relating to the Placement for purposes of its financial statements, it does not believe that this is necessary at the present time.  If such claims were brought and determined in a manner adverse to the Company, its liquidity and financial resources would be adversely affected.

(f)    Confirmation Letter and other correspondence from Liquidator of  Bancredit Cayman Limited.

In response to a letter dated October 5, 2006 sent by Tricom S.A. to the liquidator of Bancredit Cayman Limited requiring documentary support related to the 2002 Private Placement, Tricom S.A. received a response letter dated November 24, 2006 from the Bancredit Cayman Limited Liquidator purporting to have a claim against the Company of $70,000,000 in connection with the “ Private Placement “and referencing as support for the claim resolution No. 056-2004 issued by the Liquidator of Bancrédito Panama S.A., which establishes that there were thirteen (13) loans issued to thirteen (13) different borrowers who invested the total amount of the loans in Tricom S.A. class A common shares.

The mentioned resolution of the liquidator of Bancrédito Panama suggests that, $20,964,510 of the funds loaned to the investors in the Placement were never turned over to Bancredit Cayman Limited and acknowledges a claim for such amount owed by Bancrédito Panama to Bancredit Cayman Limited. Nevertheless, there is not sufficient evidence or documentation to support the $70,000,000 claim per the Bancredit Cayman Limited Liquidator or to justify a contingency accrual in the 2006 financial statements. Under SFAS 5 (see Note 16 (e)) it is possible that the Company will in the future need to establish loss contingencies relating to the Placement, but, at this time the Company’s management does not believe that is necessary.

On June 25, 2007, the Board of Directors of the Company received a letter from the Bancredit Cayman Limited Liquidator setting out certain allegations arising from the Placement and other matters.  Based on the lack of substantiation for these allegations, the Company believes that they are without merit, although there can be no assurance that a contingency for these matters will not need to be established in the future.

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

At December 31, 2004, 2005 and 2006 there were 500,870, 586,948 and 668,464 additional shares available for grant under the Plan, respectively.

Changes in the number of shares subject to option are summarized as follows:

	Options	Weighted Average Exercise Price
Balance, December 31, 2003	337,591	$7.00
Surrendered	(88,461)	7.61
Balance, December 31, 2004	249,130	6.79
Surrendered	(86,078)	7.00
Balance, December 31, 2005	163,052	6.68
Surrendered	(81,516)	7.00
Balance, December 31, 2006	81,536	$6.36

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

Exercise prices of options outstanding at December 31, 2004,2005 and 2006 ranged from $3 to $16 per share. The following table provides certain information with respect to stock options outstanding at December 31, 2005 and 2006:

	2005 Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Number Exercisable	Average Exercise Price

$3.00 - $5.00	7,000	$3.46	7.26	2,625	$3.46
$5.01 - $7.00	154,052	6.70	6.14	48,629	6.65
$7.01 - $9.00	—	—	—	—	—
$9.01 - $16.00	2,000	16.00	6. 00	750	16.00
	163,052	$6.68	6.19	52,004	$6.62

	2006 Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Number Exercisable	Average Exercise Price

$3.00 - $5.00	7,000	$3.46	5.26	4,500	$3.46
$5.01 - $7.00	72,536	6.37	4.84	48,096	6.37
$7.01 - $9.00	—	—	—	—	—
$9.01 - $16.00	2,000	16.00	4.00	1,500	16.00
	81,536	$6.36	4.86	54,096	$6.40

The weighted-average fair value at date of grant for options granted during, 2005 and 2006 were $0.0074 and $0.001, respectively and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions.

	2005	2006

Expected life in years	6.19	4.86
Interest rate	4.29%	4.80%
Volatility	100.00	100.00
Expected dividends	—	—

Total unrecognized compensation costs related to non-vested stock option awards at December 31, 2006 is $9 and is expected to be recognized over the weighted average period of approximately 4.6 years.

20                      Segment Information

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

•      Other segments, which represents all of the Company’s non-core business revenues which includes paging revenues.

Geographic

	2004
	United States	Dominican Republic	Elimination (a)	Consolidated

Long distance	$61,156,846	$33,503,473	$(22,651,323)	$72,008,996
Others	832,908	116,028,939	(689,661)	116,172,186
Total revenues from external customers	$61,989,754	$149,532,412	$(23,340,984)	$188,181,182

Net loss before income tax	$(36,665,106)	$(65,188,808)	$—	$(101,853,914)
Income tax	(470,666)	170,484	—	(300,182)
Net loss	$(37,135,772)	$(65,018,324)	$—	$(102,154,096)
Identifiable assets (include long-lived assets)	$41,068,670	$414,718,871	$(68,104,462)	$387,683,079

	2005
	United States	Dominican Republic	Elimination (a)	Consolidated

Long distance	$61, 917,543	$33,744,587	$(25,041,660)	$70,620,470
Others	992,148	146,406,223	(494,195)	146,904,176
Total revenues from external customers	$62,909,691	$180,150,810	$(25,535,855)	$217,524,646

Net loss before income tax	$(46,539,433)	$(37,652,493)	$—	$(84,191,926)
Income tax	817,848	—	—	817,848
Net loss	$45,721,585)	$(37,652,493)	$—	$(83,374,078)
Identifiable assets (include long-lived assets)	$29,244,099	$411,434,686	$(72,146,415)	$368,532,370

	2006
	United States	Dominican Republic	Elimination (a)	Consolidated

Long distance	$62,137,957	$38,612,963	$—	$70,282,210
Others	1,638,527	146,628,418	(448,800)	147,818,145
Total revenues from external customers	$63,776,484	$185,241,381	$(30,917,510)	$218,100,355

Net loss before income tax	$(40,874,274)	$(44,811,103)	$—	$(85,685,377)
Income tax	(532,595)	(1,323,110)	—	(1,855,705)
Net loss	$(41,406,869)	$(46,134,213)	$—	$(87,541,082)
Identifiable assets (include long-lived assets)	$37,954,406	$400,142,156	$(87,711,471)	$350,385,091

(a)             Revenues represent the elimination of the revenues between subsidiaries and the Company.  Identifiable assets represent eliminations of inter-company accounts and investments in common stock between TRICOM, S.A. (Parent Company) in the Dominican Republic and the subsidiaries in United States and Central America.

Products and Services

	2004
	Long Distance	Domestic Telephony	Mobile	Cable	Data and Internet	Other (b)	Consolidated

Revenues from external customers	$72,008,996	$64,973,871	$32,123,985	$13,651,113	$5,354,729	$68,488	$188,181,182
Intersegment revenues	—	3,527,942	2,252,883	—	—	—	5,780,825
Total revenues	72,008,996	68,501,813	34,376,868	13,651,113	5,354,729	68,488	193,962,007
Reconciling items intersegment revenues	—	(3,527,942)	(2,252,883)	—	—	—	(5,780,825)
Total consolidated revenues	$72,008,996	$64,973,871	$32,123,985	$13,651,113	$5,354,729	$68,488	$188,181,182
Net (loss) earnings before income tax	$(32,540,216)	$(54,274,468)	$(8,301,760)	$(5,238,069)	$(1,567,889)	$68,488	$(101,853,914)
Income tax	(470,666)	—	—	170,484	—	—	(300,182)
Net (loss) earnings	$(33,010,882)	$(54,274,468)	$(8,301,760)	$(5,067,585)	$(1,567,889)	$68,488	$(102,154,096)
Identifiable assets	$61,817,191	$195,559,882	$30,383,936	$42,942,282	$1,797,649	$55,182,139	$387,683,079
Interest revenues	$33,230	$64,026	$39,524	$83,658	$2,338	$—	$222,776
Interest expenses	$(9,380,827)	$(32,327,083)	$(15,728,096)	$(5,320,763)	$(941,053)	$—	$(63,697,822)
Depreciation expense	$(13,118,393)	$(46,227,019)	$(5,831,811)	$(8,111,033)	$(157,968)	$(1,580,156)	$(75,026,380)
Capital expenditure	$298,169	$6,441,058	$3,991,082	$717,291	$881,475	$948,190	$13,277,265

	2005
	Long Distance	Domestic Telephony	Mobile	Cable	Data and Internet	Other (b)	Consolidated

Revenues from external customers	$70,620,470	$84,071,137	$35,485,447	$19,304,412	$7,952,623	$90,557	$217,524,646
Intersegment revenues	—	3,849,016	2,659,182	—	—	—	6,508,197
Total revenues	70,620,470	87,920,153	38,144,629	19,304,412	7,952,623	90,557	224,032,843
Reconciling items intersegment revenues	—	(3,849,016)	(2,659,182)	—	—	—	(6,508,197)
Total consolidated revenues	$70,620,470	$84,071,137	$35,485,447	$19,304,412	$7,952,623	$90,557	$217,524,646
Net (loss) earnings before income tax	$(26,154,009)	$(51,303,885)	$(5,931,361)	$(2,356,962)	$1,463,734	$90,557	$(84,191,926)
Income tax	817,848	—	—	—	—	—	(817,848)
Net (loss) earnings	$(25,336,161)	$(51,303,885)	$(5,931,361)	$(2,356,962)	$1,463,734	$90,557	$(83,374,078)
Identifiable assets	$45,520,496	$181,818,354	$34,221,999	$33,781,140	$2,436,099	$70,754,282	$368,532,370
Interest revenues	$104,803	$457,523	$65,522	$68,719	$1,479	$—	$698,046
Interest expenses	$(18,226,825)	$(44,170,647)	$(6,708,543)	$(295,704)	$(159,419)	$—	$(69,561,138)
Depreciation expense	$(8,499,413)	$(37,801,565)	$(6,892,403)	$(8,015,984)	$(403,037)	$(211,542)	$(61,823,944)
Capital expenditure	$1,608,404	$10,859,830	$9,160,876	$1,623,548	$1,285,049	$4,086,449	$28,624,156

	2006
	Long Distance	Domestic Telephony	Mobile	Cable	Data and Internet	Other (b)	Consolidated

Revenues from external customers	$70,282,210	$82,241,727	$36,283,216	$20,177,219	$8,928,557	$187,426	$218,100,355
Intersegment revenues	—	4,907,854	3,549,581	—	—	—	8,457,435
Total revenues	70,282,210	87,149,581	39,832,797	20,177,219	8,928,557	187,426	226,557,790
Reconciling items intersegment revenues	—	(4,907,854)	(3,549,581)	—	—	—	(8,457,435)
Total consolidated revenues	$70,282,210	$82,241,727	$36,283,216	$20,177,219	$8,928,557	$187,426	$218,100,355
Net earnings (loss) before income tax,	$(19,329,958)	$(55,924,698)	$(12,782,485)	$1,051,077	$1,113,261	$187,426	$(85,685,377)
Income tax	(679,576)	(770,109)	(128,000)	(269,154)	(8,866)	—	(1,855,705)
Net earnings (loss)	$(20,009534)	$(56,694,807)	$(12,910,485)	$781,923	$1,104,395	$187,426	$(87,541,082)
Identifiable assets	$6,696,821	$168,005,990	$36,877,687	$37,131,379	$2,799,306	$48,873,908	$350,385,091
Interest revenues	$23,117	$674,588	$107,570	$47,116	$3,911	$—	$956,302
Interest expenses	$(9 ,737,216)	$(51,018,143)	$(8,479,735)	$(302,724)	$(284,597)	$—	$(69,822,415)
Depreciation expense	$(6,117,856)	$(32,086,672)	$(6,155,010)	$(4,389,266)	$(144,101)	$—	$(48,892,905)
Capital expenditure	$530,534	$12,987,621	$6,330,973	$2,592,007	$566,191	$3,220,678	$26,228,003

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

21                      Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Errors Corrections. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement improves financial reporting because its requirement to report voluntary changes in accounting principles via retrospective application, unless impracticable, enhances the consistency of financial information between periods. That improved consistency enhances the usefulness of the financial information, especially by facilitating analysis and understanding of comparative accounting data. See note 2.23 for the effect of this Statement on the Conpany’s consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes, or FIN 48, an interpretation of SFAS No. 109, Accounting for Income Taxes. Fin 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No.109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification interest and penalties accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of adopting FIN 48 generally will be recorded directly to retained earnings. However, to the extent the adoption of FIN 48 results in a revaluation of uncertain tax positions acquired in purchase business combinations, the cumulative effect will be recorded as an adjustment to any goodwill remaining from the corresponding purchase business combination. The company is evaluating the impact of adopting FIN 48 on its consolidated financial statements.

In June 2006, the EITF reached a consensus on Issue No. 06-3 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). EITF Issue No. 06 — 3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No. 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer and may include, but is not limited to sales, use value added and some excise taxes.  EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF No. 06-3 is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2006, the EITF reached a consensus on Issue No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider. EITF Issue No. 06-1 provides guidance regarding whether the consideration given by a service provider to a manufacturer or reseller specialized equipment should be characterized as a reduction of revenue or an expense. Entities are required to recognize the effects of applying this issue as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. This issue is effective for fiscal year beginning after June 15, 2007. The adoption of EITF No. 06-1  is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2006, the  FASB issued SFAS No. 157, Fair value Measurements. This statement defines fair value and establishes a framework for measuring fair value. Additionally, this statement expands disclosure requirements for fair value with a particular focus on measurement inputs. SFAS No. 157 is effective for fiscal years beginning  after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected  to have a material effect on the Company’s consolidated financial statements.

22                      Fair value of Financial Instruments

The following table presents the carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2005 and 2006. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. Amounts in parentheses represent liabilities.

	2005		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	$32,113,028	$32,113,028	$23,072,443	$23,072,443

Accounts receivable, net	20,377,160	20,377,160	26,963,521	26,963,521
Certificates of deposit and other investment	647,692	647,692	690,410	690,410
Restricted cash	370,378	370,378	1,895,620	1,895,620
Borrowed funds – banks	(48,865,810)	(48,865,810)	(49,062,999)	(49,062,999)
Accounts payable	(26,448,540)	(26,448,540)	(28,515,648)	(28,515,648)
Interest payable to banks and related parties	(153,626,252)	(153,626,252)	(218,859,510)	(218,859,510)
Other liabilities and deferred revenues	(7,710,376)	(7,710,376)	(4,457,358)	(4,457,358)
Accrued expenses	(11,705,140)	(11,705,140)	(17,569,074)	(17,569,074)
Commercial paper – banks and related parties	(54,648,922)	(54,648,922)	(54,684,079)	(54,684,079)
Capital leases	(14,531,321)	(14,531,321)	(14,531,322)	(14,531,322)
Long-term debt – banks and related parties	(129,472,280)	(129,472,280)	(128,881,096)	(128,881,096)
Long-term debt – senior notes	(200,000,000)	(110,000,000)	(200,000,000)	(110,000,000)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash on hand and in banks, restricted cash, investments in certificates of deposit and other investment, notes payable to banks and related parties, accounts payable, other liabilities in 2005 and 2006, the carrying amounts approximate fair value because of the short maturity of these instruments.  Accounts receivable are adjusted by their valuation allowance and, therefore, are presented at realizable value that approximates fair value.

The fair value of the value of the Company’s publicly traded 11-3/8% Senior Notes, shown above, are based on quoted market prices. The fair values of the Company’s non-traded debt in 2005 and 2006, also shown above, were estimated by discounting the future cash flows of each instrument at rates offered to the Company for similar debt instruments by the Company’s bankers at that time.

At December 31, 2006, the Company was engaged in discussions with its principal lenders in an effort to effect a restructuring of its indebtedness These discussions and negotiations focused on, among other things, the level of debt to be issued by the Company to its creditors and rates of interest, the amount and structure of any equity-linked instrument to be issued to lenders and the extent, if any, to which any part of the new debt obligations would be collateralized.

Because the Company’s restructuring plans remain subject to significant uncertainties and no funding sources are available until the restructuring process is concluded, the management believes that it is not practicable at December 31, 2006 to estimate reasonably the fair values of interest payable, accrued expenses (provision of terminating operating lease) non-traded debts, including amounts owed to banks and related parties, commercial paper, capital leases, and long-term debt to banks and related parties.  At December 31, 2006 the detail of these amounts are as follow:

Description	Carrying Amount	Interest Rate	Maturity

Interest payable	$(218,859,510)	—	Demand
Accrued expenses	$(17,569,074)	—	Demand
Commercial paper	$(54,684,079)	8.5% - 26%	Demand
Capital leases	$(14,531,322)	12% - 12.875%	Demand
Long-term debt – banks and related parties	$(128,881,096)	3.8%-40%	Demand
Long-term debt – senior note	$(200,000,000)	11.375%	Demand

23                      Impairment of Long-Lived Assets

According to the requirement of SFAS No. 142 “Goodwill and Other Intangible Assets” and SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company performed its annual impairment review of its long-lived assets, intangible assets and goodwill. It was determined that no impairment charges were necessary for the years ended December 31, 2004, 2005, and 2006, respectively.

The Company’s management reviews the estimated useful lives of its fixed assets. This review during 2003 indicated those actual lives for certain asset categories generally were longer than the useful lives used for depreciation purposes in the Company’s financial statements. As a result, the Company revised the estimated useful lives of certain categories of property, principally building, improvements, communication, office, production, transmission equipments, hardware and other. The effect of this change during 2004 increased accumulated depreciation by $17.4 million approximately.

The change in estimates of the useful lives of fixed assets was based on comparison of the Company’s useful lives with other companies’ useful lives of certain machinery and equipment. The Company made these changes to better reflect the estimated periods during which such assets will remain in service.

24                      De-listing of American Depositary Shares and Termination of Deposit Facility

On May 11, 2004, the New York Stock Exchange (“NYSE”) determined to suspend trading and pursue delisting of our ADSs, ticket symbol “TDR”.  On May 19, 2004, our ADSs, began trading on the OTC (over-the-counter) Bulletin Board (“OTCBB”), under the symbol “TRICY. OB”.  On July 25, 2004, the OTCBB suspended trading of our ADSs. Thereafter, our ADSs were traded on the “Pink Sheets” service under the symbol “TRICY.PK”. In December 22, 2006, the Bank of New York, the depositary for our ADS facility, notified us and holders of our ADSs, that it was terminating the ADS facility. Upon termination of the ADS facility, most of depositary’s obligations under the Deposit Agreement also terminate. Holders of our ADSs may obtain delivery of the shares of Class A Common Stock underlying our ADSs, upon payment of certain taxes and processing fees. As a result of the termination, the Bank of New York is no longer obligated to perform any functions in connection with voting the Class A Common Stock underlying our ADSs. With the termination of the ADS facility, our ADSs, ceased trading on the “Pink Sheets” service on March 28, 2007.